Form 20-F
period 2002-12-31
SWISSCOM AG
filed 2003-04-30
CIK 1069336

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002 OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number	1-14860

Swisscom AG
(Exact name of Registrant as specified in its charter)

Switzerland
(Jurisdiction of incorporation or organization)

Alte Tiefenaustrasse 6,
3050 Bern, Switzerland
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class American Depositary Shares, each representing one-tenth of one Registered Share, Nominal Value CHF 9 per share	Name of each exchange on which registered New York Stock Exchange

Registered Shares, Nominal Value CHF 9 per share*	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2002: 66,203,261 Registered Shares, Nominal Value CHF 9 per share.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

(i)

Back to Contents

INTRODUCTION

Presentation of financial and other information

Swisscom publishes its financial statements in Swiss francs (“CHF”). Unless otherwise indicated, all amounts in this annual report are expressed in Swiss francs. Solely for the convenience of the reader, certain amounts denominated in foreign currencies appearing primarily under the heading “Item 4: Information on the Company – debitel” and “Item 4: Information on the Company – Participations” have been translated into Swiss francs. For information concerning applicable exchange rates, see Note 2 to the consolidated financial statements. These translations should not be construed as representations that the amounts referred to actually represent such translated amounts or could be converted into the translated currency at the rate indicated.

Swisscom’s annual audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), which differ in certain respects from U.S. GAAP. For a reconciliation of the material differences between IFRS and U.S. GAAP as they relate to Swisscom, see Note 44 to the consolidated financial statements.

As used in this annual report, the term “Swisscom”, unless the context otherwise requires, refers to Swisscom AG and its consolidated subsidiaries. Prior to January 1, 1998, Swisscom operated as a department of the Swiss PTT, the Swiss state postal, telephone and telegraph authority, and as used in this annual report, “Swisscom” also refers to such predecessor. The term “Confederation” refers to the Swiss Confederation.

Cautionary statement regarding forward-looking statements

This annual report contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In addition, other written or oral statements, which constitute forward-looking statements have been made and may in the future be made by or on behalf of Swisscom. In this annual report, such forward-looking statements may be found, in particular, in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and include, without limitation, statements relating to:

•	the implementation of strategic initiatives;
•	the development of revenue overall and within specific business areas;
•	the development of operating expenses;
•	the anticipated level of capital expenditures and associated depreciation expense; and
•	other statements relating to Swisscom’s future business development and economic performance.

The words “anticipate”, “believe”, “expect”, “estimate”, “intend”, “plan” and similar expressions identify certain of these forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements because actual events and results may differ materially from the expected results described by such forward-looking statements.

Many factors may influence Swisscom’s actual results and cause them to differ materially from expected results as described in forward-looking statements. Such factors include:

•	general market trends affecting demand for telecommunications services;
•	developments in the interpretation and application of existing telecommunication regulations in Switzerland and Germany and the possibility that additional regulations may be imposed in the future;

Back to Contents

•	developments in technology, particularly the timely rollout of equipment, such as UMTS networks for mobile telecommunications;

•	evolution of Swisscom’s strategic partnerships and acquisitions, including costs associated with possible future acquisitions and dispositions;

•	effects of tariff reductions and other marketing initiatives;

•	the outcome of litigation in which Swisscom is involved; and

•	macroeconomic trends, governmental decisions and regulatory policies affecting businesses in Switzerland and Germany generally, including changes in the level of interest or tax rates.

Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Back to Contents

PART I

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Back to Contents

ITEM 3:  KEY INFORMATION

SELECTED FINANCIAL DATA

Selected Consolidated Financial and Statistical Data

The selected consolidated financial data below should be read in conjunction with Swisscom’s Financial Statements included elsewhere in this annual report. The selected financial data as of December 31, 1998, 1999, 2000, 2001 and 2002 and for each of the years in the five-year period ended December 31, 2002, have been extracted or derived from, and are qualified by reference to, the Financial Statements of Swisscom which have been audited by PricewaterhouseCoopers AG, independent auditors. The Financial Statements were prepared in accordance with IFRS, which differs in certain respects from U.S. GAAP. For a reconciliation of the material differences between IFRS and U.S. GAAP as they relate to Swisscom, see Note 44 to the consolidated financial statements.

CHF in millions	Year Ended December 31,

	1998	1999	(1)	2000	(1)	2001	(1)	2002	(1)

Consolidated Income Statement Data:
Amounts in accordance with IFRS:
Net revenue	10,388	11,038		14,060		14,174		14,526
Other operating income	110	88		125		213		266

Total	10,498	11,126		14,185		14,387		14,792

Goods and services purchased	1,445	1,916		4,423		4,513		4,959
Personnel expenses	2,376	2,531		2,512		2,461		2,593
Other operating expenses	2,164	2,499		3,216		3,004		2,827
Depreciation	1,603	1,612		1,850		1,702		1,578
Amortization	18	91		353		472		427

Total operating expenses	7,606	8,649		12,354		12,152		12,384

Impairment of goodwill	—	—		—		(1,130	)(1)	(702	)(1)
Gain on sale of real estate	—	—		—		568	(3)	—
Gain on partial sale of Swisscom Mobile AG	—	—		—		3,837	(3)	—
Operating income	2,892	2,477		1,831		5,510		1,706
Financial expense	(407)	(259)		(329)		(771)		(517)
Financial income	93	220		490		416		206

Income before income taxes, equity in net result of affiliated companies and minority interest	2,578	2,438		1,992		5,155		1,395

Income tax (expense) benefit (4)	(319)	(532)	(640)	15	(361)
Equity in net result of affiliated companies	(212)	301	1,749	32	95
Minority interest	18	(7)	(14)	(238)	(305)

Net income from continuing operations	2,065	2,200	3,087	4,964	824
Discontinuing operations	(519)	183	69	—	—

Net income	1,546	2,383	3,156	4,964	824

Back to Contents

CHF in millions except per Share and ADS amounts	Year Ended December 31,
	1998	1999	2000	2001	2002

Basic earnings (loss) per share(5)
-on continuing operations	30.42	29.91	41.97	67.50	12.18
-on discontinuing operations	(7.64)	2.49	0.94	—	—
-net income	22.78	32.40	42.91	67.50	12.18
Diluted earnings (loss) per share(5)
-on continuing operations	30.42	29.88	41.93	67.46	12.17
-on discontinuing operations	(7.64)	2.48	0.94	—	—
-net income	22.78	32.36	42.87	67.46	12.17
Basic and diluted earnings per ADS(5)	2.28	3.24	4.29	6.75	1.21

Amounts in accordance with U.S. GAAP:
Net revenue	10,421	11,032	14,035	14,192	14,535
Net income (loss) from continuing operations	1,495	1,801	2,257	5,702	786
Extraordinary loss	(63)	—	—	—	—

Cumulative effect of a change in accounting policy	—	—	(169)	—	(1649)
Net income (loss)	1,432	1,801	2,088	5,702	(863)

Basic earnings (loss) per share
-before extraordinary item	22.02	24.49	30.69	77.53	11.62
-on extraordinary loss	(0.93)	—	—	—	—
Cumulative effect of a change in accounting policy	—	—	(2.30)	—	(24.38)
-net income	21.09	24.49	28.39	77.53	(12.76)
Diluted earnings (loss) per share
-before extraordinary item	22.02	24.46	30.66	77.49	11.61
-on extraordinary loss	(0.93)	—	—	—	—
Cumulative effect of a change in accounting policy	—	—	(2.30)	—	(24.35)
-net income	21.09	24.46	28.36	77.49	(12.74)
Basic earnings per ADS(5)	2.11	2.45	2.84	7.75	(1.28)
Diluted earnings per ADS(5)	2.11	2.45	2.84	7.75	(1.27)

Back to Contents

CHF in millions	Year Ended December 31,
	1998		1999		2000		2001		2002

Consolidated Balance Sheet Data: (end of period)
Amounts in accordance with IFRS:
Cash and cash equivalents	1,759		1,211		2,265		3,788		1,682
Other current assets	2,815		3,762		3,957		6,586		3,511
Property, plant and equipment	11,101		10,723		9,946		8,104		7,536
Investments in affiliated companies	831		713		512		603		691
Other non-current assets	438		4,404		5,323		5,268		3,538

Total assets	16,944		20,813		22,003		24,349		16,958

Short-term debt	1,264	(6)	4,049	(6)	2,685	(6)	1,757	(6)	1,016	(6)
Trade accounts payable and other current liabilities	2,698		3,485		4,049		3,507		2,947
Long-term debt and finance lease obligation	4,762	(6)	3,605	(6)	3,782	(6)	3,743	(6)	2,697	(6)
Accrued pension cost	1,851		2,248		1,925		1,218		1,101
Accrued liabilities and other long-term liabilities	979		727		931		1,272		1,102

Total liabilities	11,554		14,114		13,372		11,497		8,863
Minority interest	43		31		61		783		796

Shareholders’ equity	5,347		6,668		8,570		12,069		7,299

Amounts in accordance with U.S. GAAP:
Total assets	17,635		26,256		25,718		28,098		19,819
Long term debt and finance lease obligation	4,762		5,947		5,622		7,283		6,438
Shareholders’ equity	5,915		9,392		8,110		12,294		5,587

Consolidated Cash Flow Data:
Amounts in accordance with IFRS:
Net cash provided by operating activities	3,574		3,716		3,821		3,389		3,785

Capital expenditures:
Fixed-line networks	503		513		485		470		479
Mobile networks	297		308		286		258		295
UMTS/GSM licenses	—		—		120		—		—
Other intangibles	—		—		118		163		137
Buildings	118		145		18		28		3
Other	387		502		423		315		309

Total capital expenditures	1,305		1,468		1,450		1,234		1,222

Investments in affiliated companies	91		8		113		2		37

Back to Contents

	Year Ended December 31,
	1998	1999	2000	2001	2002

Statistical Data:
Fixed-line access channels(7) (end of period, in thousands)
PSTN lines	3,883	3,621	3,382	3,240	3,163
ISDN channels	920	1,370	1,776	2,060	2,172

Total fixed-line access channels	4,803	4,991	5,158	5,300	5,335

Traffic (in millions of minutes):
National fixed-line telephony(8)	18,002	16,849	15,274	14,317	12,316
Outgoing international fixed-line telephony(9)	1,761	1,381	1,306	1,399	1,394
Incoming international telephony	1,779	1,980	2,152	1,966	1,959
Mobile telephony(10)	1,374	2,030	2,977	3,375	3,405

Bluewin on-line service subscribers (end of period)(11)	152,519	307,000	549,588	733,763	859,648
Swisscom Mobile subscribers (end of period, in thousands)(12)	1,672	2,282	2,961	3,373	3,605
debitel subscribers in Germany (end of period, in thousands)(13)	—	3,096	6,374	7,647	7,729
Number of full-time equivalent employees (end of period)	21,946	21,777	20,604	21,238	20,470

Notes to Selected Consolidated Financial and Statistical Data

(1)	Effective October 1999, Swisscom acquired a total of 74.2% of the shares of debitel AG, the largest network-independent mobile service provider in Germany for CHF 3.4 billion. debitel was fully consolidated for the fourth quarter 1999. As a result, Swisscom’s net revenue increased by CHF 922 million, CHF 3,993 million, CHF 3,808 million and CHF 4,111 million and operating expenses increased by CHF 976 million, CHF 4,189 million, CHF 4,059 million and CHF 4,291 million in 1999, 2000, 2001 and 2002, respectively, including amortization of the goodwill which resulted on the acquisition of debitel of CHF 84 million, CHF 324 million, CHF 387 million and CHF 277 million, respectively. In 2001, Swisscom acquired a further 20% for CHF 928 million. In 2002, Swisscom reduced its share in debitel from 94.2% to 93%. At the end of 2001, Swisscom decided that the goodwill associated with the debitel acquisition was impaired and took a charge of CHF 1.1 billion to reflect the impairment. In the fourth quarter of 2002, Swisscom decided to take an additional impairment charge for 2002 in the amount of CHF 702 million.
(2)	Other operating expenses for the year ended December 31, 1998 include a one-time expense of CHF 221 million for stamp tax owed upon Swisscom’s incorporation.
(3)	In 2001, Swisscom entered into two agreements for the sale of real estate and recorded a gain of CHF 568 million. In 2001, Swisscom sold 25% of the shares of Swisscom Mobile AG to Vodafone and recorded a gain of CHF 3,837 million on disposal.
(4)	Prior to its incorporation effective January 1, 1998, Swisscom was not subject to income taxes. Subsequent to its transformation into a stock corporation, Swisscom became subject to normal corporate income taxation and up to the end of 2001, its income was subject to a weighted average statutory rate of 25%. Swisscom’s effective tax rate for the year ended December r31, 1998 was reduced by a one-time deferred tax credit arising from the difference between pension cost as calculated for Swiss law purposes, which is applicable for tax purposes, and pension cost for IFRS purposes and by a one-time tax benefit that was recorded on the write down of investments. Excluding the effect of the one-time tax benefits Swisscom’s effective income tax rate in 1998 was 25%. Swisscom’s effective tax rate for the year ended December 31, 2001 was reduced by three one-time effects: (1) the gain on the sale of Swisscom Mobile was, in effect, not subject to tax; 2) the gain on the sale of real estate, which was only partially subject to tax; and (3) the impairment charge of debitel for tax purposes exceeded that recorded in the consolidated financial statements. In 2002, Swisscom transferred its operations from Swisscom AG to newly formed subsidiaries, which are each subject to individual tax rates. This resulted in a decrease in the weighted average tax rate from 25% to 23%. See Note 16 to the consolidated financial statements.

Back to Contents

(5)	Earnings per ADS are based on the ratio of one-tenth of one share to one ADS. Basic weighted-average number of shares outstanding in 1998, 1999, 2000, 2001 and 2002 was 67,887,500, 73,550,000, 73,540,974, 73,543,972 and 67,647,928, respectively. In March 2002, Swisscom repurchased 7,346,739 shares, or 9.99% of its share capital, at a price of CHF 580 per share.
(6)	Total debt at December 31, 1998, 1999, 2000, 2001 and 2002 includes debt outstanding to the Swiss Post and the Federal Treasury in the aggregate principal amount of CHF 4.7 billion, CHF 4.2 billion, CHF 3.0 billion, CHF 1.8 billion and CHF 0.8 billion, respectively. Short-term debt at December 31, 1999 includes a loan outstanding of CHF 1.7 billion. This loan was part of the financing measures taken for the acquisition of debitel and was repaid in the first half of 2000.
(7)	Based on lines in service, including courtesy and service lines and lines for payphones. Access lines are expressed in the equivalent number of access channels. A PSTN line provides one access channel, a basic ISDN line provides two access channels and a primary ISDN line provides 30 access channels.
(8)	Represents total traffic generated by customers of Fixnet and Enterprise Solutions. Includes traffic on courtesy and service lines. Includes traffic from Swisscom’s fixed-line network to mobile networks and to private user networks. Does not include traffic generated from Swisscom-operated public payphones, Swisscom’s toll-free, cost shared and premium rate telephone number services for business customers or by Swisscom’s information services.
(9)	Represents total traffic generated by customers of Fixnet and Enterprise Solutions. Based on minutes as determined for customer billing purposes.
(10)	Includes minutes from all outgoing calls made by Mobile subscribers of Swisscom Mobile. Traffic figures for 1998 and 1999 exclude wholesale minutes and include data minutes.
(11)	“Active” access subscribers include all paid-access subscribers and those subscribers to Swisscom’s free access services who have accessed their accounts at least once in the past 40 days.
(12)	Beginning in 2001, Swisscom no longer includes accounts of any prepaid customer with inactivity of more than twelve months in its subscriber figures. In December 2001, this resulted in the deactivation of 207,000 inactive prepaid customers.
(13)	debitel subscribers in 1998 not shown as Swisscom acquired debitel in 1999.

Dividend Information

The following table shows, in respect of each of the years indicated, information concerning the dividends per share paid in Swiss francs and in U.S. dollars. Dividends were declared in Swiss francs and converted into U.S. dollars using the noon buying rate for Swiss francs per U.S. dollar on the date of the shareholders’ meeting at which the relevant dividend was approved. As used in this annual report, the term “noon buying rate” refers to the exchange rate for Swiss francs per U.S. dollar, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies.

	Dividend per Share
Year Ended December 31,	(CHF)	(USD)
1998	11	7.22
1999	15	8.88
2000	11	6.17
2001 (1)	11	6.78
2002 (1) (2)	12	N/A
_________________
(1)	In each of 2001 and 2002, shareholders received in addition a distribution of CHF 8 per share (equivalent to USD 4.48 per share and USD 4.93 per share, in each case on the date of the shareholders’ meeting at which the relevant distribution was approved) following par value reductions.
(2)	The Board of Directors has proposed a dividend of CHF 12 per share in respect of fiscal year 2002 and a distribution of CHF 8 per share in connection with a par value reduction, both of which are subject to shareholder approval.

Back to Contents

Exchange Rate Information

The following table shows, for the years indicated, information concerning the noon buying rate, expressed in Swiss francs per U.S. dollar. The noon buying rate at April 28, 2003 was CHF 1.3695.

Year Ended December 31,	Average Rate(1)
1998	1.4507
1999	1.5139
2000	1.6930
2001	1.6944
2002	1.5497
_________________
(1)	The average of the noon buying rates on the last business day of each full month during the relevant period.

The following table shows, for the periods indicated, information concerning the high and low noon buying rates for the Swiss franc, expressed in Swiss francs per U.S. dollar.

Month	High	Low
October 2002	1.5140	1.4793
November 2002	1.4895	1.4434
December 2002	1.4845	1.3833
January 2003	1.4015	1.3512
February 2003	1.3745	1.3493
March 2003	1.4000	1.3247
April 2003 (through April 28, 2003)	1.3995	1.3537

Back to Contents

RISK FACTORS

Risks Related to Swisscom’s Business

Swisscom may not be able to maintain its current level of profitability for traditional telecommunications services provided in Switzerland

Since the entry into force of the Swiss Telecommunications Act on January 1, 1998 (Fernmeldegesetz) (the “Telecommunications Act”), the Swiss telecommunications market has been open to full competition. The Telecommunications Act contains numerous provisions designed to facilitate competition, including provisions relating to interconnection, carrier pre-selection and number portability. These provisions primarily affect the traditional telecommunications services Swisscom offers, such as fixed-line voice and mobile telephony and data services. In these core business areas, which continue to account for the majority of Swisscom’s revenues. Margins have come under pressure and profitability has declined. Moreover, in March 2003, the Federal Council adopted amendments to the Telecommunications Ordinance, which are likely to further increase competition in these areas and put additional pressure on margins.

•	In the area of fixed network telephony and related services, Swisscom faces intense competition, particularly in the national long distance and international calling markets. Over the last several years, Swisscom has had to significantly reduce its interconnection prices, tariffs have come under pressure and margins have declined substantially. While Swisscom has been able to maintain relatively high margins from the provision of non-regulated access services and from local area calls, margins have also begun to decline in respect of these services and Swisscom expects further margin erosion and loss of market share in the future. Under the recently adopted amendments to the Telecommunications Ordinance, Swisscom is now required to offer unbundled access to its local loop on a cost-oriented basis, which may significantly accelerate this trend.

Moreover, the traditional fixed-line telephony services sector is declining in importance due to technological developments and the emergence of alternative means of carrying voice traffic. With mobile penetration rates having reached 78% in Switzerland, mobile telephony is increasingly used as a substitute for fixed-line telephony. Recently, new competitors such as cable operators, in particular Cablecom, the largest cable operator in Switzerland, and Internet service providers have begun to offer Internet telephony (known as voice over IP) services. As the quality of Internet telephony improves, it is becoming a viable alternative to traditional fixed-line telephony as well, a trend Swisscom expects to continue and intensify in the future.

•	In its mobile business, Swisscom faces competition primarily from the other two mobile licensees in Switzerland, Orange and TDC Switzerland. Competition for business customers is particularly intense, as Orange and TDC Switzerland have been increasing their efforts to win market share in this segment. Moreover, with strong competition and the high rate of mobile penetration in Switzerland, customer retention costs have increased substantially which is putting additional pressure on margins. Swisscom’s profitability may also be affected by regulatory initiatives, which could include regulation of mobile termination tariffs.

•	Swisscom faces particularly intense competition in the provision of basic telecommunication services to business customers. Leased lines and conventional data transmission have become a commodity business characterized by low margins. In addition, under the recently adopted amendments to the Telecommunications Ordinance, Swisscom is now required to offer competitors interconnection to leased lines on a cost-oriented basis, which may put additional pressure on margins.

debitel AG depends upon service provider and resale agreements with other telecommunications network operators to offer mobile services and on exclusive agreements with distribution partners to market and distribute those services

As a result of the slow down in the telecommunication market generally, and reduced growth prospects for debitel in particular, Swisscom determined in the fourth quarter of 2001 that the goodwill associated with its acquisition of debitel was impaired and took a charge of CHF 1.1 billion. An additional impairment charge of CHF 0.7 billion had to be taken in the fourth quarter of 2002 as a result of a further decline in future expected growth in the mobile sector. Swisscom continues to carry CHF 1.1 billion of goodwill attributable to the debitel acquisition on its balance sheet. debitel faces a number of significant risks that could affect its business, financial condition and results of operations in the future. If any of these risks materialized, Swisscom could be adversely affected through loss of revenue and consolidation of operating losses. In addition, it is possible that additional write downs could be required in the future.

Back to Contents

As a network-independent service provider, debitel does not operate its own telecommunications networks in either the fixed-line or mobile segments. Rather, its business is based solely on service provider and resale agreements with various telecommunications network operators. These agreements enable debitel to sell access to these networks. The expiration of an agreement, the termination of an agreement by a network operator, or changes to the purchase terms could have material adverse effects on debitel’s business.

Having withdrawn from the German auction for UMTS licenses, debitel will rely on agreements with other service providers for the provision of next generation mobile services as well. While debitel has entered into enhanced service provider agreements with a number of network operators relating to UMTS products that are expected to be developed on their networks, many of the terms and conditions relating to resale of these products have yet to be determined and there can be no assurance that debitel will ultimately gain access to these products on commercially reasonable terms.

debitel also depends very heavily on indirect distribution channels for the marketing of the products and services it resells. debitel’s relationships with its principal indirect distribution partners are governed by cooperation agreements and distribution partner agreements which provide that debitel’s distribution partners will distribute debitel products and services on an exclusive basis. Currently, approximately 60% of debitel’s new customers are acquired through two such distribution partners. If debitel could no longer distribute its products and services through these channels, or could no longer do so on an exclusive basis, debitel’s ability to attract and retain customers would be severely impacted and its results of operations and financial condition would be materially adversely affected.

The level of demand for ADSL services, which Swisscom has identified as a source of future growth in the fixed-line market could be lower than expected

Swisscom believes that the provision of broadband access based on ADSL technology will be a future source of growth. However, Swisscom faces strong competition in the market for broadband access, particularly from cable network operators, including Cablecom. If Cablecom and other cable operators are successful in promoting broadband access over their networks in Switzerland, Swisscom may not be able to grow its broadband business as quickly as it currently anticipates and its fixed-line business would suffer.

In order to compete with other broadband access operators more effectively, Swisscom has had to reduce its ADSL access tariffs significantly. In connection with the tariff reduction introduced in March 2002, two of Swisscom’s competitors filed a petition with the Competition Commission, alleging that Swisscom is illegally subsidizing Bluewin, which offers ADSL services to retail customers, and abusing its dominant position in both the retail and wholesale market for ADSL services. On May 6, 2002, the Competition Commission issued a provisional order requiring Swisscom to offer its competitors the same discounts as it gives to Bluewin and launched an investigation based on Article 27 of the Cartel Act. Swisscom and its competitors have been unable to agree on the appropriate discount. Swisscom expects the Competition Commission to issue a final decision in the course of 2003. If Swisscom were to be required to lower the wholesale prices for ADSL services it charges to its competitors, the revenues and profitability of its Fixnet business would be adversely affected. In addition, Swisscom may be subject to monetary penalties in connection with these proceedings.

The level of demand for UMTS services, which Swisscom has identified as a source of future growth in its mobile business, may be lower than expected and Swisscom may not be able to recoup the substantial investment required to upgrade its existing network

The future success of Swisscom’s mobile business, which in recent years has been Swisscom’s most profitable operating segment, depends on, among other things, the capabilities and widespread market acceptance of UMTS technology. UMTS is a third generation mobile radio system that creates additional mobile radio capacity and enables broadband media applications while also providing high speed Internet access.

Back to Contents

Swisscom has begun to build out its UMTS network and to develop related products and services and expects to incur substantial capital expenditures in connection with this process. However, the development of UMTS technology is taking longer than anticipated and deficiencies continue to exist both with respect to handsets and network components, which may further delay the introduction of commercial UMTS services. For instance, network operators are currently experiencing difficulty in “handing over” calls between the UMTS network and the GSM network due to technical problems which have to be resolved before commercial UMTS services can be introduced on a wide scale. Once commercial services based on UMTS technology are introduced, there is also a risk that they will not meet with market acceptance. Market acceptance will depend on a number of factors, including the availability of applications which exploit the potential of the technology and the breadth and quality of available content. If the introduction of UMTS services is further delayed or UMTS fails to achieve the expected advantages over existing technologies, Swisscom’s mobile business will suffer and Swisscom may be unable to recoup its investment in UMTS technology.

The level of demand for integrated communication solutions and IT services, which Swisscom has identified as a source of future growth, may not increase as quickly as anticipated

As the provision of basic telecommunication services to business customers has become a commodity business characterized by low margins, Swisscom believes that future growth in this market lies in the provision of enhanced business solutions. Accordingly, it has invested in upgrading its data networks, including its IP multiservice platform based on multi-protocol label switching technology, which is capable of providing integrated data and voice services with greater flexibility, scalability and performance. However, demand for such integrated communications solutions may not develop as quickly as Swisscom had anticipated. The slowdown of the global economy has led to a decline in corporate spending which has been particularly pronounced in the IT area. While Swisscom expects corporate spending in this area to pick up as the economy improves, the timing of any such improvement in the level of demand cannot be predicted with assurance. Moreover, Swisscom faces intense competition from other players in the market for integrated communication solutions and IT services, some of which have more experience than Swisscom and there can be no assurance that Swisscom will benefit proportionately from any upturn in the market.

Swisscom depends upon a limited number of suppliers, particularly for the supply of next generation fixed and mobile network components

Swisscom’s ability to provide and roll out reliable, high quality and secure products and services, depends upon, among other things, the adequate and timely supply of transmission and switching, routing and data collection systems and related software and other network equipment. If Swisscom were unable to obtain adequate supplies of equipment in a timely manner, or if there were significant increases in the costs of such supplies, Swisscom’s operations would be adversely affected. This is particularly true with respect to network equipment and services that Swisscom requires to upgrade its existing fixed and mobile networks to support next generation technologies, such as ADSL and UMTS. While Swisscom seeks to diversify its suppliers, it currently has only one supplier of ADSL and one supplier of UMTS equipment. Due to the current strong demand for ADSL throughout Europe and short-term orders, Swisscom’s ADSL supplier has been unable to keep up with the demand for new equipment which has resulted in a large backlog of orders from customers wanting to upgrade to ADSL. In the case of UMTS, Swisscom expects that there will be intense demand for UMTS equipment as UMTS licensees compete to build out their UMTS networks. Because Swisscom is relatively small in comparison with other UMTS licensees in Europe, it may be more strongly affected in case there are supply shortages or delays. Swisscom would be adversely affected if its UMTS supplier were to delay shipment of network components as this could enable its competitors to rollout services before Swisscom is able to do so. Swisscom also depends on the timely supply of mobile handsets which can be used in the UMTS network.

Network failures may result in loss of traffic, reduced revenue and may harm Swisscom’s reputation

Modern telecommunication networks are vulnerable to damage or interruption caused by system failures, hardware or software failures, computer viruses or by external events such as storms, floods, avalanches, fires, power loss or intentional wrongdoing. In July 2001, Swisscom’s mobile network was disrupted for several hours due to a string of contingencies and a software failure, and in August 2001, a part of Swisscom’s fixed-line network was disrupted due to a hardware failure. In response to these events, Swisscom initiated a series of internal and external audits to carefully analyze its networks in order to reduce the probability of network failures in the future as well as to limit the damage in case a network failure does occur. While there were no major network failures in 2002, the risk of network failures can never be entirely eliminated and should such failures occur in the future, this may harm Swisscom’s reputation and could result in customer dissatisfaction and reduced traffic and revenues.

Back to Contents

Actual or perceived health risks or other problems relating to mobile handsets or transmission masts could lead to decreased mobile communications usage

Concern has been expressed that the electromagnetic signals from mobile handsets and base stations may pose health risks or interfere with the operation of electronic equipment, including automobile braking and steering systems. Actual or perceived health risks of mobile handsets or base stations and related publicity, regulation or litigation could have a material adversely affect on Swisscom’s mobile communications business and cause its customer base and average usage per customer to decline. Environmental objections may also make it more difficult to find attractive sites for base stations and could thereby impair the build-out of Swisscom’s infrastructure, including primarily the mobile and data networks.

Complex IT systems which have been developed over a long period of time may hamper Swisscom’s business development

Swisscom relies for many of its most important data processing functions on complex IT systems which have been developed over a long period of time. Older systems have been upgraded and adapted on an ongoing basis and new systems introduced. As a result, there is a lack of harmonization and flexibility, which may limit Swisscom’s ability to provide flexible and cost-effective services to its customers and harm its competitive position. In addition, further adaptation and extension of its IT systems, in particular the billing, order management and customer relationship management systems, can be complex and time-consuming and, therefore, hamper Swisscom’s business development.

Swisscom may not be able to attract and retain highly skilled and qualified employees

Competition for highly qualified personnel is intense in the telecommunications industry generally, and in Switzerland in particular. This is particularly true with respect to employees with expertise in the areas Swisscom has identified as strategic, such as IP expertise. These difficulties are exacerbated by relatively low levels of unemployment and high wages generally in Switzerland.

Swisscom may not be able to implement necessary restructuring measures and its relations with the workers’ federations could deteriorate

In view of the scheduled expiration of the current collective bargaining agreement at the end of 2003, Swisscom has been engaged in discussions with the workers’ federations for the purpose of concluding a new agreement. Because Swisscom has spun off its individual business units into independently managed group companies, each of which must be capable of responding to the dynamics of its particular market, Swisscom believes that each group company should have flexibility in establishing working conditions for its employees. However, the workers’ federations have criticized this new approach and, in November 2002, suspended negotiations for a new collective bargaining agreement. If Swisscom’s operating subsidiaries are restricted in their ability to adapt to changing market conditions, this could negatively affect their profitability.

Furthermore, in January 2003, Swisscom announced that it intends to cut approximately 600 jobs mainly in the course of 2003, in addition to the 400 job cuts announced in 2002 for 2003. This decision may have a negative impact on Swisscom’s relationship with its employees, which could in turn impair their morale and productivity.

Swisscom’s pension plan did not achieve the profit goals set for 2002 and further deterioration of the capital markets may result in increased pension expense and could affect Swisscom’s profit

Swisscom contributes to comPlan, a defined benefit plan, which provides retirement benefits for the majority of its employees in Switzerland. comPlan covers the risks of old age, death and disability in accordance with Swiss pension legislation. At December 31, 2002, calculated in accordance with Swiss law, the pension plan was underfunded by CHF 304 million, which corresponds to a funding ratio of 94%.

Back to Contents

The determination of the liability and expense for pension benefits in Swisscom’s consolidated financial statements is based on guidelines established by the International Financial Reporting Standards and is dependent on the selection of assumptions, which attempt to anticipate future events, including the discount rate, expected long-term rate of return on plan assets and rates of increase in future compensation levels. These assumptions are regularly reviewed and revised when appropriate, and changes in one or more of them could affect the amount of Swisscom’s recorded expenses for these benefits. For instance, at the end of 2002, Swisscom revised its assumption for the expected return on plan assets from 5.5% to 5%, which will result in an additional yearly expense of CHF 25 million beginning in 2003. The total underfunding at December 31, 2002, was CHF 2,167 million, of which CHF 1,101 million is recognized in the balance sheet. The unrecognized loss of CHF 1,066 million is subject to future recognition as described in Note 2 to the consolidated financial statements and will result in an additional yearly expense of CHF 25 million beginning in 2003. For more information on Swisscom’s pension plan, see Note 9 to the consolidated financial statements. If actual experience differs from expectations, Swisscom’s results of operations and cash outflows in future periods could be affected. Due to the unfavorable development of the capital markets, Swisscom’s pension fund did not achieve the profit goals set for 2002. A further deterioration of the capital markets would affect Swisscom’s future pension expense and could lead Swisscom to increase its contributions, which would result in lower profits and higher cash outflows.

Swisscom may be audited by the Swiss tax authorities and, if any deficiencies are uncovered, may be required to make substantial payments

Since its incorporation as a Swiss stock corporation, Swisscom has not been subject to a detailed review by the Swiss tax authorities. Based on the experience of other Swiss companies, Swisscom believes that a review of its direct and indirect taxes may occur in the near future. Audits by the Swiss tax authorities of other Swiss companies in the past have in some cases resulted in substantial additional payments being required of the affected companies. If Swisscom were audited by the Swiss tax authorities and any deficiencies were uncovered, Swisscom may have to make substantial payments for which it has not made any provisions.

Swisscom is involved in a number of legal proceedings which, if decided against Swisscom, could in the aggregate have a material adverse effect on its results

Swisscom is involved in several legal proceedings that are described in more detail under “Item 8. Financial Information – Legal Proceedings”. Swisscom’s position as the principal telecommunications provider in Switzerland has attracted the attention of its competitors in Switzerland and the Swiss regulatory authorities. In addition, Swisscom is regularly involved in legal disputes with competitors as a result of its leading position in the fixed-line and mobile communications market in which it operates. Recently, Swisscom was named as a defendant in a class action suit filed against Infonet alleging that the defendants made misrepresentations and omissions regarding AUCS in Infonet’s registration statement and other documents relating to its initial public offering. Although Swisscom believes that most of these proceedings would individually not have a material adverse effect on its results of operations and financial condition, in aggregate these proceedings could have such an effect.

Swisscom’s holding company structure may entail costs that are higher than expected or result in a loss in operating efficiency

In 2002, Swisscom completed the process of spinning off its individual businesses into subsidiaries under a holding company which has responsibility for overall strategy and financial management of the group. The operating subsidiaries are managed independently in order to increase competitiveness, transparency and flexibility in their specific markets. The new organization allows for separate strategic partnerships with the possibility of equity stakes being taken by third parties in Swisscom’s individual businesses.

While Swisscom believes that this new structure will create shareholder value, there are a number of risks associated with it, including a potential loss of synergies at the group level. The new structure may also prove more costly than expected, as systems, including IT systems, will have to be modified to respond to the needs of the new structure. In addition, corporate governance issues and conflicts of interest may arise which Swisscom will have to address and resolve in the interest of the group as a whole, which could consume management time and resources. It is also possible that the new structure will lead to an increase in Swisscom’s effective tax rate in the future as losses of one subsidiary cannot be offset with profits of another.

Back to Contents

Swisscom’s strategy of entering into acquisitions, strategic partnerships and joint ventures entails inherent uncertainty

Swisscom actively considers investment opportunities, which may include significant acquisitions, both in Switzerland and abroad. There can be no assurance, however, that Swisscom will be able to identify investment opportunities that meet its investment criteria or that it will be able to successfully enter into any transactions in respect of opportunities it does identify. Moreover, acquisitions are inherently risky because of the difficulties in integrating people, operations, technologies and products that may arise. If Swisscom does enter into an acquisition transaction, these difficulties may result in unanticipated additional costs or failure to achieve anticipated benefits, including synergies, from the transaction. If Swisscom were to find in the future that its expectations concerning future cash flows from an investment are not likely to be met, the carrying value of that investment would be adversely affected. In particular, Swisscom has made small acquisitions in the field of public wireless LAN services, an area which may not grow as fast as Swisscom currently anticipates.

Swisscom will also consider entering into strategic partnerships or joint ventures, particularly at the level of its individual operating subsidiaries, as it did in 2001, when Vodafone acquired a 25% stake in Swisscom Mobile AG. Such transactions are also risky because they require ongoing cooperation between the partners, which may have or may come to have divergent views as to how the business should be managed and which business development objectives to pursue.

Risks Related to Regulatory Matters

Recently adopted amendments to the Telecommunications Ordinance and proposed amendments to the Telecommunications Act could affect the overall profitability of Swisscom’s business in the future

In July 2002, the Federal Council proposed significant amendments to the Telecommunications Act and to the Telecommunications Ordinance (Verordnung über Fernmeldedienste), which is the principal ordinance on telecommunications services. In March 2003, the Federal Council adopted amendments to the Telecommunications Ordinance and modified its proposed amendments to the Telecommunications Act. Important features of the recently adopted amendments and of the proposed amendments to the Telecommunications Act include:

•	Unbundling of the Local Loop and Interconnection to Leased Lines. Under the recently adopted amendment to the Telecommunications Ordinance, effective April 1, 2003, Swisscom will be required to offer unbundled access to its local loop, as well as interconnection to leased lines, on a cost-oriented basis. As a result, competitors will have direct access to Swisscom’s customers and be able to offer them a full range of services without the need to use Swisscom as an intermediary.

•	Additional Requirements Applicable to Market-Dominant Service Providers. Under proposed amendments to the Telecommunications Act, market-dominant service providers will be required to offer “access” and not just “interconnection” to its installations and services on a cost-oriented basis. The “access” concept, which is more general than “interconnection”, is intended to cover unbundling of the local loop and interconnection to leased lines, but also to provide the legal basis for requiring market-dominant service providers to provide access to any other relevant installation or service on a cost-oriented basis. Expansion of the concept of interconnection would make it easier and more likely for Swisscom to be found to be market dominant with regard to services which weren’t currently subject to the interconnection regime.

Although the Federal Council withdrew its proposal to change the regime applicable to market-dominant providers from one of ex-post to ex-ante regulation, it is possible that similar changes may be introduced in the future. Under the original proposal, the Federal Communications Commission or ComCom would have been given the power to define relevant markets for the purpose of determining market dominance and market-dominant providers would have been required to submit offers to ComCom for pre-approval of access prices.

Regulation of mobile termination and mobile roaming may a significant impact on Swisscom’s mobile revenues and lead to additional pressure on margins and reduced profitability

Swisscom’s mobile termination tariffs and roaming surcharges may become subject to regulation in the future due to a number of developments, including regulatory initiatives in the European Union and ongoing proceedings in which Swisscom is involved.

Back to Contents

The European Union has recently published the final part of its new regulatory framework for the telecommunications industry. Among other things, these recommendations, which are to implemented by the member states of the European Union by July 2003, result in the regulation of mobile call termination fees. In addition, the European Union is currently investigating whether operators have been engaged in excessive pricing when entering into roaming agreements. While Switzerland is not a member state of the EU and therefore is not subject to EU legislation, the deregulation of the Swiss telecommunications market has moved in parallel with deregulation in the EU, and EU directives and implementing legislation in various EU countries have served as points of reference for the development of the Swiss regulatory regime.

Swisscom was involved in a legal dispute and is currently subject to a regulatory proceeding, both relating to mobile termination. On November 12, 2002, Tele2 initiated proceedings against Swisscom relating to interconnection pricing with ComCom, alleging that Swisscom’s wholesale prices for termination of transit traffic on the Swisscom mobile network should be reduced retroactively, on the grounds that Swisscom has a dominant position in the mobile termination market. In early 2003, Tele2 withdrew its complaint on procedural grounds, but reserved the right to refile the previous or an amended complaint. Also in November 2002, the Competition Commission initiated proceedings against Swisscom, Orange and Sunrise in connection with mobile termination costs, alleging that each operator has a dominant position with respect to terminating traffic on its own mobile network. In addition, the new “access” concept, described above, may also facilitate the regulator’s authority to impose regulation on mobile termination tariffs as it is intended to provide the legal basis for requiring market-dominant service providers to provide access to any relevant installation or service on a cost-oriented basis.

Regulation of mobile termination fees or roaming surcharges would have a significant impact on Swisscom’s mobile revenues and lead to additional pressure on margins and reduced profitability.

Regulation of radiation emissions from mobile base stations and antennae may result in additional capital expenditures in order to maintain current quality of GSM service and in a delay of the build out of new technologies such as UMTS

In December 1999, the Federal Council adopted an ordinance, known as the NIS Ordinance, which establishes emission standards to protect the population of Switzerland from non-ionizing radiation emitted by various sources, including mobile antennae and base stations. The NIS Ordinance is implemented by the cantons, which until recently have used different methods of measuring radiation emissions to determine compliance with the NIS Ordinance, resulting in significant regional variations in effective emission standards. In order to address this issue, the Swiss Agency for the Environment, Forests and Landscape (“BUWAL”) issued final recommendations in July 2002 which provide guidance for enforcement authorities on the appropriate method for measuring electromagnetic emissions from base stations and masts in the GSM network. These recommendations are generally binding on the cantons, but deviations are permitted under certain circumstances. In order to comply with the applicable emission standards and maintain current quality of service Swisscom will be required to put up additional antennae. However, Swisscom does not expect the associated costs in 2003 to be materially different from those incurred in 2002. While the BUWAL recommendations establish uniform standards for measuring emissions in GSM networks, they do not address emission standards for UMTS networks. Recommendations relating to emission standards for UMTS networks are expected in the course of 2003. Depending on the enforcement recommendations ultimately adopted, it is possible that additional capital expenditures will be required in connection with the build-out of Swisscom’s UMTS network.

Risks Related to the Ownership by the Swiss Confederation

The interests of the Swiss Confederation, which owns a majority stake in Swisscom, may differ from those of Swisscom and could hamper Swisscom’s development

The Swiss Confederation holds a majority of Swisscom shares. Any reduction of the Confederation’s holding below a majority would require a change in law. Swisscom may not undertake a capital increase that would otherwise have the effect of decreasing the Confederation’s shareholding to less than a majority, unless the Confederation agrees to participate in the capital increase. Swisscom’s ability to raise additional equity capital therefore could be constrained. In addition, Swisscom is also limited in its ability to undertake major corporate actions, such as acquisitions or entry into strategic partnerships, either at the parent company level or through subsidiaries, which is an important element of its strategy.

Back to Contents

The sale of a substantial stake in Swisscom by the Swiss Confederation could negatively affect Swisscom’s share price

The Swiss Confederation currently holds a 62.7% stake in Swisscom. While any reduction of the Confederation’s holding below a majority would require a change in law, future sales by the Swiss Confederation down to the required majority may occur. The Federal Council has indicated that the Confederation’s stake may be further reduced as and when appropriate. The sale or potential sale of a significant number of Swisscom’s shares by the Swiss Confederation may cause the market price of Swisscom’s shares and ADSs to decline significantly.

Risks Related to Swisscom’s Shares

Currency fluctuations may adversely affect the trading prices of Swisscom’s ADSs and the value of any distributions Swisscom makes

Because Swisscom’s stock is traded in Swiss francs and the ADSs are traded in U.S. dollar, fluctuation in the exchange rate between the two currencies may affect the relative value of Swisscom’s ADSs. In addition, should Swisscom make any distribution on its common stock in Swiss francs, the depositary will convert such distributions to U.S. dollars. If exchange rates fluctuate before the depositary converts the currencies, U.S. shareholders may lose some of the value of the distribution.

Shareholders’ rights are governed by Swiss law and differ in some respects from the rights of shareholders under U.S. law

Swisscom is a stock corporation organized under the laws of Switzerland. The rights of holders of Swisscom’s shares, and therefore, many of the rights of its ADS holders are governed by Swisscom’s articles of incorporation and by Swiss law. These rights differ in some respects from the rights of shareholders in typical U.S. corporations. In particular, Swiss law significantly limits the circumstances under which shareholders of Swiss corporations may bring derivative actions.

It may not be possible for shareholders to enforce judgments of U.S. courts against members of Swisscom’s Board of Directors or Group Executive Board

Swisscom is a Swiss stock corporation. The members of its Board of Directors and Group Executive Board are non-residents of the United States. In addition, Swisscom’s assets and the assets of members of its Board of Directors and Group Executive Board are located in whole or in substantial part outside the United States. As a result, it may not be possible for shareholders to enforce against Swisscom or members of its Board of Directors and Group Executive Board judgments obtained in the United States courts based on the civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages and judgments rendered in the United States or elsewhere may be unenforceable in Switzerland.

Back to Contents

ITEM 4:  INFORMATION ON THE COMPANY

OVERVIEW

Swisscom is the principal telecommunications provider in Switzerland, offering a comprehensive range of products and services to residential and business customers. As the leading provider of fixed-line services, Swisscom offers analog and digital access services. In addition, Swisscom offers broadband services over existing subscriber lines using a technology commonly referred to as ADSL. At December 31, 2002, Swisscom provided, in Switzerland, 5.3 million fixed-line telephone access channels, of which 2.2 million were digital or ISDN channels and 0.2 million were being used for ADSL access. In 2002, Swisscom billed an aggregate of 18.9 billion minutes of national transit and interconnection traffic and terminated over 1.9 billion minutes of incoming international traffic on behalf of other telecommunication service providers. Through Swisscom Mobile AG, in which Vodafone holds a 25% stake, Swisscom is the leading mobile telecommunications service provider in Switzerland, with 3.6 million subscribers to its mobile service at December 31, 2002. Swisscom also offers a full range of state-of-the-art data services, from leased lines to integrated solutions for its corporate customers. Swisscom holds a 93% stake in debitel, the largest network-independent telecommunications provider in Europe, with over 10 million customers at the end of 2002. In 2002, Swisscom had consolidated net revenue of CHF 14.5 billion, including revenue of CHF 4.1 billion attributable to debitel.

Swisscom’s state-of-the-art telecommunications networks enable quick and cost-effective introduction of new generation services. Swisscom’s fixed-line network features fully digitalized transmission and local switching and fully integrated ISDN. Swisscom’s digital mobile network also utilizes specific technologies supporting a variety of value-added services. Swisscom’s strategy focuses on the development of broadband services both in fixed-line and mobile communications. To this end, Swisscom continues to invest in capacity enhancement, geographical roll-out and functional upgrades of its fixed-line broadband platform. Swisscom is currently capable of offering ADSL access services to over 95% of the population of Switzerland. With respect to its mobile networks, Swisscom continues to build out its “third generation” UMTS network, while also investing in capacity enhancements and functional upgrades of its existing GSM network, for example to further improve its mobile data services by using general packet radio service, commonly referred to as GPRS, technology. See “– Networks and Technology”.

The following table sets forth Swisscom’s capital expenditures for the periods indicated.

CHF in millions	Year Ended December 31,

	2000	2001	2002

Fixed-line network	485	470	479
Mobile network	286	258	295
Other	679	506	448

Total	1,450	1,234	1,222

Prior to January 1, 1998, Swisscom was the state monopoly service provider and was subject only to limited competition. On January 1, 1998, the Swiss telecommunications market was opened to full competition with the implementation of the Telecommunications Act. Since then, a large number of competitors have entered the Swiss market, with intense competition in both fixed-line and mobile telephony and in services provided to business customers. Although Switzerland is not a member of the EU, the Swiss market has been liberalized on the schedule and in the manner set forth in the EU directives mandating the liberalization of telecommunications services in member states, and Swisscom anticipates that recent amendments to EU regulations and future EU initiatives will influence the development of the Swiss telecommunications regulatory regime. In March 2003, the Federal Council adopted amendments to the Telecommunications Ordinance that require Swisscom to offer unbundled access to its local loop, as well as interconnection to leased lines, on a cost-oriented basis, with effect of April 1, 2003. See ” – Regulation – Unbundling of the Local Loop and Interconnection to Leased Lines”.

Under the Telecommunications Act, Swisscom was required to continue to provide certain basic telecommunications services comprising Universal Service throughout Switzerland until December 31, 2002, with a number of such services subject to price ceilings. In June 2002, the Federal Communications Commission (“ComCom”) renewed Swisscom’s Universal Service license for another five-year term. Under the terms of the new license, ISDN access is part of Universal Service and is now subject to a price ceiling.

Back to Contents

Historically, Swisscom’s operations were a part of the Swiss PTT, a dependent agency of the Swiss Government. The Telecommunications Enterprise Act of 1997 (the “TUG”) established Swisscom as a special statutory stock corporation. The TUG provides that the Swiss Confederation must hold a majority of the capital and voting rights of Swisscom and as of December 31, 2002, the Confederation held 62.7% of Swisscom’ outstanding share capital. Any reduction of the Confederation’s holding below a majority would require a change in law.

In 2002, Swisscom completed the process of spinning off individual businesses into subsidiaries under a holding company which has responsibility for overall strategy and financial management of the group. The operating subsidiaries are managed independently in order to increase competitiveness, transparency and flexibility in their specific markets. The new organization allows for separate strategic partnerships with the possibility of equity stakes being taken by third parties in Swisscom’s individual businesses, as occurred in 2001, when Vodafone acquired its 25% stake in Swisscom Mobile AG.

Swisscom’s objective is to remain a leading and innovative multi-service provider of telecommunication services in Switzerland. In its home market, Swisscom believes that the mobile business has growth potential, while the fixed-line business is, in spite of increasing broadband penetration, likely to erode over time. Accordingly, Swisscom seeks to optimize its free cash flow from its existing businesses, while exploring other opportunities to create value by acquisition. In this regard, Swisscom continues to actively consider investment opportunities both in Switzerland and abroad. Swisscom has recently made small acquisitions in the field of public wireless LAN services. Swisscom may also consider other investments, including potentially large acquisitions, in the future. However, Swisscom’s investment criteria are strict and, therefore, should no suitable investment opportunity arise, Swisscom will return capital it does not require to its shareholders in line with its return policy. See “Item 8. Financial Information – Dividend Policy”.

In March 2002, Swisscom repurchased 7,346,739 shares, or 9.99% of its share capital, at a price of CHF 580 per share in a share buy back designed to return cash to its shareholders. In order to effect the share buy back, Swisscom issued put options to its shareholders, which could either be sold over the Swiss Exchange or exercised at the end of a trading period. The Confederation exercised options to sell 6,644,050 shares to Swisscom. At the Annual General Meeting on April 30, 2002, Swisscom’s share capital was reduced by an amount corresponding to the total number of shares repurchased in the share buy back. As a result, the Confederation’s stake declined from 65.5% to 62.7%.

Swisscom’s principal executive offices are located at Alte Tiefenaustrasse 6, 3050 Bern, Switzerland. For a list of Swisscom’s subsidiaries and affiliated companies, see Note 41 to the consolidated financial statements.

Overview of Revenue by Business Segment

In 2002, Swisscom operated in the following business segments:

•	Fixnet provides access services to residential and business customers and a comprehensive range of other fixed network telecommunication services to residential customers. In addition, Fixnet provides a wide range of wholesale network services. Fixnet also offers a variety of other services, including the sale of customer equipment, Internet access and directories services.

•	Mobile provides mobile telephony, data and value-added services in Switzerland.

•	Enterprise Solutions provides national and international fixed-line voice telephony services to business customers and offers leased lines, private network, Intranet and other services.

•	debitel comprises the activities of debitel, a German provider mainly of mobile communications and value-added services.

Back to Contents

•	Other covers mainly the sale of corporate voice communications equipment through Swisscom Systems and the provision of certain IT services through Swisscom IT Services AG.
•	Corporate includes Swisscom’s headquarter functions, group-company shared services and property rentals through the real estate company Swisscom Immobilien AG.

The following table sets forth external revenue generated by Swisscom’s segments for the periods indicated based on the segment structure in effect in 2002. Prior years have been restated accordingly.

CHF in millions	Year Ended December 31,

	2000	2001	2002

Fixnet	4,788	4,921	4,888
Mobile	2,730	3,127	3,255
Enterprise Solutions	1,518	1,486	1,365
debitel	3,993	3,808	4,111
Other	919	742	833
Corporate	112	90	74

Total	14,060	14,174	14,526

Back to Contents

FIXNET

Through Fixnet, Swisscom is the leading provider of fixed network telecommunication services in Switzerland, which it provides to residential, business and wholesale customers. In 2002, Fixnet generated total revenue of CHF 6.4 billion, including sales of CHF 1.5 billion to other Swisscom business segments. With external revenues of CHF 4.9 billion, Fixnet accounted for 33.7% of Swisscom’s consolidated net revenue in 2002.

Services provided by Fixnet include:

•	Access. Fixnet provides access services, including traditional analog access and ISDN access services, to residential and business customers. At December 31, 2002, Fixnet provided 5.3 million fixed-line telephone access channels, including 2.2 million ISDN channels and offered ADSL access over 195,000 subscriber lines.

•	National and International Traffic. Fixnet provides national and international fixed-line voice telephony services to residential customers. In 2002, Fixnet carried an aggregate of 8.6 billion minutes of national telephony traffic and 0.8 billion minutes of outgoing international traffic generated by residential customers.

•	Value-Added Services. Fixnet offers value-added services, including Internet dial-up numbers as well as toll-free, cost shared and premium rate numbers, to residential customers. In 2002, Fixnet generated a total of 8.2 billion minutes of value-added services traffic.

•	Wholesale National and International. Fixnet provides a wide range of wholesale network services to Swisscom’s other segments (which results in the recognition of inter-segment revenue) and to other national and international telecommunications providers. In 2002, Fixnet billed a total of 18.9 billion minutes of national interconnection and transit traffic and terminated 1.9 billion minutes of international traffic.

•	International Carriers’ Carrier Services. As an international carriers’ carrier, Fixnet offers termination of incoming international traffic. In 2002, Fixnet terminated over 1.9 billion minutes of incoming international telephony traffic.

•	Other. Fixnet also offers a variety of other services, including the sale of customer equipment, the provision of Internet access and the operation of a directories database.

The following table sets forth external revenue generated by Fixnet for the periods indicated based on the segment structure in effect in 2002. Prior years have been restated accordingly.

CHF in millions	Year Ended December 31,

	2000	2001	2002

Access	1,388	1,441	1,473
National and international traffic	1,171	1,102	1,037
Value-added services	258	333	317
Wholesale national and international	785	968	1,032
International carriers’ carrier services	509	331	322
Other	677	746	707

Total	4,788	4,921	4,888

In order to strengthen its competitive position in the retail fixed-line market, Swisscom aims to maintain usage at its current level and to strengthen customer loyalty. In line with this strategy, Swisscom seeks to optimize product distribution and to promote customer care through direct and indirect sales channels, such as Swisscom shops and specialized outlets. Swisscom also operates a direct marketing center. In the wholesale market, Swisscom believes that the increasing demand for broadband connectivity services will be a future source of growth and an effective means to compete with cable operators. Swisscom is also actively marketing broadband connectivity to its Internet subscribers through Bluewin.

Back to Contents

ACCESS

Fixnet provides homes and businesses in Switzerland with analog access lines, digital access lines and a variety of supplementary services.

Swisscom’s analog access service, provided over the public switched telephone network (PSTN), consists of providing connections between a customer’s premises and the PSTN for the provision of basic voice, facsimile and Internet services. Each PSTN access line provides a single telecommunications channel. Swisscom offers its PSTN customers a wide range of supplementary services including call forwarding, call waiting, engaged line callback, three-party conference calling and caller identification suppression services. In 2002, PSTN services comprised 61.5% of access revenue.

Swisscom’s digital access services are provided over the integrated services digital network (ISDN). ISDN allows a single access line to be used for a number of purposes simultaneously, including voice, video telephony, and data and facsimile transmission. ISDN provides higher quality connections with faster transmission of signals, and increases the bandwidth capacity of the access network. ISDN also supports a full range of supplementary services. Swisscom offers both basic ISDN access lines with two channels and primary ISDN access lines with thirty channels.

Because ISDN penetration in Switzerland is high by international comparison, ISDN growth has slowed. Swisscom expects this trend to continue. In order to promote ISDN use by residential customers, Fixnet now offers, in cooperation with Bluewin, a bundled product consisting of basic ISDN access and Internet access.

Swisscom believes that future growth in the access area will come from asynchronous digital subscriber line (ADSL) technology. ADSL increases transmission speed at least four-fold compared to ISDN, depending on a customer’s choice. Because ADSL may be offered over a traditional PSTN line, ADSL growth may lead to a further decline in the rate of ISDN growth. Fixnet offers ADSL to retail customers through Bluewin, and accounts for such revenue within Fixnet-Other. Revenue from ADSL services provided to wholesale customers is accounted for within Fixnet-Wholesale.

The following table sets forth, for the periods indicated, selected data relating to access channels provided by Fixnet to residential and business customers.

In thousands of channels(1)	As of December 31,

	2000	2001	2002

PSTN(2)	3,382	3,240	3,163
ISDN(3)
Basic access channels	1,423	1,690	1,797
Primary access channels	353	370	375

Total ISDN	1,776	2,060	2,172

Total access channels	5,158	5,300	5,335

(1)	Based on lines in service, including courtesy lines and service lines. Restated for the years 2000 and 2001 to reflect the transfer of access channels from Enterprise Solutions to Fixnet at the beginning of 2002.
(2)	Each PSTN line provides one access channel.
(3)	ISDN lines expressed in equivalent number of access channels. A basic ISDN line provides two access channels and a primary ISDN line provides 30 access channels. Since April 2002, ISDN primary customers have been able to choose the number of channels to be activated up to this maximum.

Swisscom does not receive revenue in connection with the initial in-house installation of access lines, which is generally performed by independent contractors. Most available supplementary services are included in the monthly subscription.

Back to Contents

The following table sets forth information relating to Swisscom’s charges in effect in 2002 for the provision of access services.

CHF (including VAT)	Activation Fee	Monthly Fee

PSTN	N/A	25.25
ISDN	170.20	43.00
ISDN Primary (1)	914.60	538.00

(1)	Rate in effect for 30 channels. Since April 2002, Swisscom has offered primary ISDN access with the monthly rate depending on the number of channels chosen by the customer.

Due to a revision in the Ordinance on Telecommunication Services, effective January 1, 2003, Swisscom reduced the activation fee for ISDN access from CHF 170.20 to CHF 43.00 and began to levy an activation fee of CHF 43.00 for PSTN access.

In June 2002, ComCom renewed Swisscom’s national license for the provision of Universal Service for another five year term. Under the terms of the new license, the provision of ISDN access is now included within Swisscom’s Universal Service obligation and is subject to a price ceiling of CHF 40.00 (excluding VAT). PSTN access remains subject to the current price ceiling of CHF 23.45 (excluding VAT), which Swisscom believes does not allow it to recover the cost of providing this service. Additional charges may be levied for the provision of supplementary services. See “ – Regulation – Universal Service”and“ – Regulation – Price Ceilings for Universal Service”.

In March 2003, the Federal Council adopted amendments to the Telecommunications Ordinance that require Swisscom to offer unbundled access to its local loop on a cost-oriented basis, with effect from April 1, 2003. See “ – Regulation – Unbundling of the Local Loop and Interconnection to Leased Lines”.

NATIONAL AND INTERNATIONAL TRAFFIC

National Traffic

Swisscom provides comprehensive national calling services to residential customers throughout Switzerland. Fixnet considers certain small and medium sized enterprises, depending on the complexity of their telecommunications needs, to be residential customers. Revenue attributable to national traffic generated by Fixnet customers amounted to CHF 848 million in 2002.

Swisscom’s national traffic charges are calculated on the basis of call duration, time of day and day of the week, and whether the call is fixed-to-fixed or fixed-to-mobile. Until the introduction of a single national tariff zone in May 2002, it also depended on whether the call was to the local area or long distance.

At the end of March 2002, a new numbering plan was introduced in Switzerland. Under the new numbering plan, all phone numbers in Switzerland consist of ten digits (in Zurich of nine digits), with the former area code having become an integral part of a subscriber’s phone number. Whereas in the past most local phone calls were routed automatically over the Swisscom network, under the new numbering plan subscribers who have pre-selected an alternative carrier have their local calls routed automatically over that carrier’s network. As a result, local area traffic declined in 2002. Also contributing to this trend is the fact that Internet access is increasingly being offered via so-called ISP numbers, with the result that the associated traffic is no longer included in Swisscom’s national traffic statistics.

In April 2002, Swisscom began to offer number portability to customers relocating within the same area code. Prior to this, number portability was offered only within a very limited access area. See “ – Regulation – Carrier Selection and Number Portability”.

Swisscom believes it is well-positioned to remain the leading provider of national traffic service in the Swiss market. To this end, Swisscom continues to implement new measures designed to maintain national telephony traffic and to increase customer loyalty. On May 1, 2002, Swisscom introduced a new tariff under which all calls, whether local or long distance, are billed at the same uniform rate. Due to the increased price transparency and the fact that the single tariff made national long distance calls less expensive, Swisscom was able to win back customers through introduction of this measure.

Back to Contents

Traffic. The following table sets forth, for the periods indicated, selected information relating to Swisscom’s national fixed voice telephony traffic generated by residential customers.

In millions of minutes	Year Ended December 31,

	2000	2001	2002

National traffic (1)
Local area traffic	8,185	7,466	5,901
Long distance traffic	2,004	1,968	1,963
Fixed to other network traffic (2)	667	724	777

Total national traffic	10,856	10,158	8,641

(1)	Includes traffic on courtesy and service lines. Local area, national long distance and fixed to other network traffic do not include traffic generated from Swisscom-operated public payphones or traffic generated by residential customers using Fixnet’s value-added services.
(2)	Includes traffic for fixed to mobile calls and calls from the fixed-line network to private user networks.

Tariffs. The following table sets forth selected information relating to Fixnet’s local and long distance tariffs for residential customers as effective until April 30, 2002. All tariffs include VAT.

CHF/minute (1)	February 28, 2001 to April 30, 2002

	Peak	(2)	Off-Peak	(3)	Night	(4)

Local area	0.067		0.033		0.017
Long distance	0.120		0.100		0.063

(1)	Equivalent CHF/minute rate. Telephone traffic charges are actually fixed at CHF 0.10 per full or partly-used units of time, with the unit of time varying inversely with the cost of the call.
(2)	Monday to Friday from 8:00 a.m. to 5:00 p.m.
(3)	Monday to Friday from 6:00 a.m. to 8:00 a.m., 5:00 p.m. to 10:00 p.m., as well as on Saturdays, Sundays and holidays from 6:00 a.m. to 10:00 p.m.
(4)	Daily from 10:00 p.m. to 6:00 a.m.

Effective May 1, 2002, Swisscom combined the local area and national long distance zones into a single national tariff zone. Under the new plan, all calls in Switzerland, whether local or long distance, are billed at the same rate as follows:

CHF/minute(1)	Effective May 1, 2002
	Peak	(1)	Off-Peak	(2)

National single tariff	0.08		0.04

(1)	Monday to Friday from 8:00 a.m. to 5:00 p.m.
(2)	Monday to Friday from 5:00 p.m. to 8 a.m., as well as on Saturdays, Sundays and holidays.

Swisscom offers a variety of promotions, such as discounts for evening and weekend calls and for Internet access, designed to improve price perception and reduce churn.

Under its Universal Service obligation, Swisscom is required to provide comprehensive local and national long distance calling service throughout Switzerland until December 31, 2007. In order to ensure that Universal Service is affordable, ceilings have been placed on the rates Swisscom can charge for local and national long distance calls. Since the introduction of the new numbering plan on March 29, 2002, a single price ceiling has been applicable to all national traffic. Swisscom’s peak national tariffs are well below the applicable ceiling. See “ – Regulation – Price Ceilings for Universal Service”.

Back to Contents

Outgoing International Traffic

Swisscom also provides a full range of international fixed-line calling services to residential customers. Revenue from international outgoing calls originating from mobile handsets is allocated to Swisscom’s mobile telecommunications revenue. See “ –Mobile”. External revenue attributable to outgoing international traffic originating on the fixed-line network and generated by residential customers totaled CHF 189 million in 2002.

Traffic. The following table sets forth, for the periods indicated, information relating to Fixnet’s outgoing international traffic (excluding mobile traffic) by residential customers.

In millions of minutes	Year Ended December 31,

	2000	2001	2002

Outgoing international fixed-line traffic (1)	732	778	808

__________________

(1)	Based on minutes of outgoing international traffic as determined for customer billing purposes. Does not include transit traffic originating outside Switzerland.

In 2002, 52% of outgoing international traffic generated by residential customers (excluding outgoing mobile traffic) was directed toward three countries: Germany, France and Italy.

Swisscom believes it is well positioned to remain the leading provider of outgoing international call services in Switzerland. In 2002, Swisscom continued its efforts to maintain international traffic by reducing international calling rates and by promoting discount schemes for high volume customers.

Tariffs. Swisscom’s international calling charges are generally based on duration, destination and day of the week. In recent years, Swisscom has substantially reduced its international calling charges, both through tariff reductions and volume discounts. Swisscom has a weekday rate applicable from Monday to Friday and a weekend rate for Saturday and Sunday and five tariff groups. In October 2002, mainly due to increased price pressure, Swisscom reduced its tariffs for calls to more than 50 countries. At the same time, Swisscom increased the surcharge for calls to foreign mobile networks from CHF 0.30 to CHF 0.40.

The following table sets forth information relating to Swisscom’s international tariffs as effect at the end of December 2002 for calls to the countries generating the most outgoing international traffic.

In CHF/minute, including VAT	Weekday	Weekend

Germany, Austria, France, Italy, United Kingdom, United States	0.12	0.10
Portugal, Spain, Netherlands	0.25	0.20
Serbia, Montenegro	0.65	0.50

Effective April 1, 2003, Swisscom introduced further discounts for weekend calls to a variety of countries.

VALUE-ADDED SERVICES

Fixnet’s value-added services consist primarily of numbers which are used for dialing up the Internet (“ISP Numbers”) and toll-free, cost-shared and premium rate numbers (”Business Numbers”). Most of the external revenue is generated by Bluewin subscribers and by subscribers to other Internet service providers who use ISP Numbers to access the Internet. Fixnet also generates internal revenue from the sale of Business Numbers to Enterprise Solutions, which markets them to business customers. Effective January 1, 2003, the development and administration of Business Numbers, other than ISP Numbers, were transferred to Enterprise Solutions. For a description of Business Numbers, see “ – Enterprise Solutions – Value-Added Services”.

Back to Contents

The following table sets forth the total traffic generated by Fixnet value-added services for the periods indicated.

In millions of minutes	Year Ended December 31,

	2000	2001	2002

Value-added services traffic	6,129	8,294	8,187

In 2002, traffic declined principally due to the increased use of ADSL for Internet services and a change of the billing methodology for customers that have pre-selected a different carrier. Since the end of 2001, alternative telecommunication providers have been able to bill their customers directly for the use of ISP Numbers and Business Numbers and, as a result, Fixnet has lost revenue income it previously generated for billing those customers. This decline could only partially be offset by increased traffic due to a reclassification of the number used by customers of other Internet service providers to dial-up the Internet, namely from a Business Number accounted for in Enterprise Solutions to an ISP Number. Traffic from this number is now accounted for in Fixnet.

WHOLESALE NATIONAL AND INTERNATIONAL

Swisscom provides various national and international wholesale services to other telecommunications providers, including network operators, service providers and resellers. Swisscom’s portfolio of national wholesale services includes basic interconnection services, which Swisscom offers to all licensed operators, registered service providers and others entitled to interconnection under the Telecommunications Act. See “ – Regulation – Interconnection by a Market-Dominant Provider”. In addition to its standard interconnection offer, Swisscom offers a portfolio of wholesale products, such as leased lines and broadband connectivity services. As part of its international portfolio, Swisscom offers wholesale services, such as international voice termination, international leased lines and managed bandwidth services.

Wholesale National

Swisscom has a standard interconnection offer which it markets to all licensed operators, registered service providers and others eligible for interconnection under the Telecommunications Act, and complements this standard offer with a portfolio of extended interconnection services and wholesale products. In 2002, external revenue from national wholesales services amounted to CHF 741 million.

The following table sets forth information relating to Fixnet’s national interconnection and transit traffic for the periods indicated.

In millions of minutes	Year Ended December 31,

	2000	2001	2002

National wholesale traffic (1)	13,193	17,125	18,939

(1)	Based on minutes as determined for customer billing purposes. Includes traffic related to third party revenues for access, termination and transit services.

Swisscom’s standard interconnection offer encompasses a set of basic interconnection services which Swisscom is required to offer under the Telecommunications Act. The standard offer comprises interconnection between access points on the Swisscom network and competitors’ points of presence, originating, terminating and transit services, access to Swisscom’s emergency, national and international directory enquiry services as well as access to value-added services of Swisscom and other service providers.

Under the Telecommunication Act, the interconnection rates charged by a market dominant provider must be cost oriented, but may include an appropriate return on capital. Until January 1, 2000, interconnection rates could include a proportional charge for the provider’s historical cost base. Since January 1, 2000, interconnection rates have been based on long run incremental costs (“LRIC”) of an efficient operator and may no longer include historical costs. See “ –Regulation – Interconnection by a Market Dominant Provider”. Since the introduction of LRIC pricing in January 2000, Swisscom has substantially reduced its standard interconnection rates.

Back to Contents

The following table sets forth information relating to Fixnet’s interconnection prices for the periods indicated.

CHF/minute (1)	Year Ended December 31,

	2000	2001	2002

Regional termination	0.0160	0.0143	0.0130
National termination	0.0243	0.0218	0.0203
Regional carrier selection	0.0160	0.0144	0.0130
National carrier selection	0.0243	0.0219	0.0203

(1)	Includes set-up charge. Calculated based on the weighted average price of a call of four minutes duration, whereby the traffic split in peak, off-peak and night calls was taken into consideration.

In 2002, Swisscom reduced its standard interconnection rates by an average of 6%. Effective January 1, 2003, Swisscom further reduced its interconnection prices by up to 10%. Swisscom believes that its interconnection rates are in line with the European average and represent a fair, transparent and consistent implementation of the applicable regulatory requirements. Swisscom expects to continue to adapt its interconnection charges from time to time as it realizes further cost savings through network optimization or improvements in efficiency.

Swisscom has regularly been involved in legal proceedings relating to its interconnection obligation. A suit is currently pending in which it is alleged that Swisscom has not properly calculated the long run incremental cost of service that it is required to provide on a cost-oriented basis. For further information on legal proceedings relating to interconnection, see “Item 8: Financial Information – Legal Proceedings”.

By leveraging the investments already made in its interconnection service infrastructure, Swisscom has expanded its wholesale business on a service-by-service basis and can now offer complete solutions geared towards the specific needs of the different operators and service providers. Swisscom offers a full portfolio of leased lines throughout Switzerland, a wide range of bandwidths and a selection of different service levels. The wholesale portfolio is complemented by extended interconnection services, including interconnection to Swisscom’s international network. Swisscom has contracts with approximately 100 wholesale customers in Switzerland. In March 2003, the Federal Council adopted amendments to the Telecommunications Ordinance that require Swisscom to offer interconnection to leased lines on a cost-oriented basis, with effect of April 1, 2003. See ”– Regulation – Unbundling of the Local Loop and Interconnection to Leased Lines”. Swisscom also offers leased lines to business customers on a retail basis. See ” – Enterprise Solutions – Networking”.

The following table sets forth information relating to Swisscom’s leased lines offered as part of its portfolio of national wholesale services.

In thousands of lines	As of December 31,

	2000	2001	2002

Leased lines	6,190	7,455	8,475

While the traditional interconnection and leased line business is maturing, Swisscom expects growth in broadband connectivity services. Since 2000, Swisscom has also offered broadband access services both to residential customers through Bluewin, and, as a wholesale product, to other telecommunication service providers in Switzerland. By December 2002, Swisscom had the ability to offer ADSL services over approximately 95% of all access lines. At December 31, 2002, Fixnet offered ADSL access over approximately 195,000 subscriber lines, of which approximately 109,000 were used by Bluewin customers and approximately 86,000 by customers of other Internet service providers.

In March 2002, two of Swisscom’s competitors filed a petition with the Competition Commission, alleging that Swisscom is illegally subsidizing Bluewin and abusing its dominant position in both the retail and wholesale market for ADSL services. On May 6, 2002, the Competition Commission issued a provisional order requesting Swisscom to offer its competitors the same discounts as it gives to Bluewin and launched an investigation based on Article 27 of the Cartel Act. See “Item 8: Financial Information – Legal Proceedings – Other Regulatory Proceedings”.

Back to Contents

Wholesale International

In the international wholesale market, Swisscom is a recognized provider of high quality voice and data services, including voice termination services and managed bandwidth services. In Europe, Swisscom provides wholesale voice and data services through its European network (EOSNET), which links key European cities along routes with heavy international traffic. In the United States, Swisscom operated in the past through a U.S. subsidiary, Swisscom North America Inc. Following a management buyout in 2002, Swisscom North America Inc. is no longer part of the Swisscom group. For a description of the European network, see “ – Networks and Technology – Fixed-Line Networks”. In 2002, external revenue from wholesale international services amounted to CHF 291 million.

In the area of international voice termination, Swisscom offers two services: a standard service, which provides least cost routing to a wide range of destinations, and a more expensive premium service, which provides high quality transit services to practically all global destinations. As an outgrowth of market liberalization, Swisscom also provides voice termination of outgoing international traffic to other national network operators and service providers.

The following table sets forth Swisscom’s international voice termination in minutes for each of the periods indicated.

In million of minutes	Year Ended December 31,

	2000	2001	2002

Total international voice termination	812	1,275	1,878

The substantial volume increase in 2002 reflects continued market growth and the successful roll-out of international sales offices in the course of 2001. However, as this is a low margin business, Swisscom is no longer actively marketing its international termination services and has closed the local sales offices in Europe. As a result, Swisscom expects that international voice termination traffic will decline in 2003.

Swisscom’s wholesale managed bandwidth services provide end-to-end monitoring of international leased lines for highly reliable voice, data, image and video transmission. Swisscom’s portfolio of international bandwidth services covers various bitrates from 2 MBit/s up to 622 MBit/s and consists of end-to-end managed full circuit services between points on the EOSNET network in Europe and, until the buyout of Swisscom North America, the U.S. and so-called half circuit services with shared management on its bilateral network with more than 120 destinations worldwide. The international bandwidth market is characterized by huge overcapacities, particularly between the main business centers in Europe and to the U.S., which has resulted in sharp price erosion. Sales in 2002 were below expectation. Swisscom expects that prices will remain relatively stable in 2003.

INTERNATIONAL CARRIERS’ CARRIER SERVICES

As an international carriers’ carrier, Swisscom offers international termination of incoming international traffic.

Swisscom receives payments from other carriers for its role in terminating inbound international traffic under an accounting rate system in which settlement rates are based on a basket of currencies dominated by the U.S. dollar. With growing competition resulting from market liberalization, accounting rate levels have fallen significantly in liberalized markets. This has had the effect of reducing Swisscom’s revenue from the termination of inbound international traffic. In 2002, revenue also suffered from a decline in the value of the U.S. dollar relative to the Swiss franc.

Swisscom has jointly invested in over 55,000 circuits which it shares with about 120 other international operators and has a variety of traffic volume agreements with such operators. Under these agreements, the parties agree upon tailor made volume deals to mutually secure the incoming traffic streams.

To bypass the relatively high national interconnection rates for mobile traffic, some of Swisscom’s competitors exploit a technique known as “tromboning”. Tromboning is a type of arbitrage whereby a Swiss competitor sends Swiss originated calls destined for a Swiss mobile network to a foreign international carrier which then terminates the call through its international relationship with Swisscom. To diminish the incentive to engage in this arbitrage business, Swisscom and several other mobile operators have reduced the differences in national and international mobile termination rates. As a result, there was a noticeable reduction in incoming international traffic to Swisscom’s mobile network and a corresponding increase in national interconnection traffic.

Back to Contents

The following table sets forth information relating to Fixnet’s incoming international traffic in minutes for the periods indicated.

In millions of minutes	Year ended 31 December,

	2000	2001	2002

Incoming international traffic (1)	2,152	1,966	1,959

(1)	Minutes of incoming traffic terminated in Switzerland as determined for international settlement purposes.

In 2002, 56% of incoming international traffic originated from four countries: Germany, United States, France and Italy.

The volume decrease in 2002 reflects a shift from incoming international traffic to national interconnection due to a decline in tromboning and the build out of alternative international networks.

OTHER

Other services comprise the sale of customer equipment, Internet access offered by Bluewin, the operation of a directories business and a variety of other services.

Customer Equipment

Swisscom is a leading provider of customer equipment to residential customers in the Swiss telecommunications market. Swisscom purchases from third-party suppliers all of the telecommunications equipment that it sells, leases or rents under the Swisscom brand name. Swisscom offers residential customers primarily PSTN and ISDN corded and cordless telephone handsets and facsimile machines, with both also available with e-mail functions. Swisscom also offers mobile handsets and a variety of other products through its Swisscom shops which it accounts for in this business area. In 2002, sales of customer equipment generated external revenue of CHF 235 million, including CHF 76 million from the sale of mobile handsets.

The most important distribution channel for Swisscom’s customer equipment is the Swisscom shops. Swisscom aims to reach additional customers through the use of third-party distribution channels. During 2000 and 2001, Swisscom streamlined its wide range of retail products to achieve cost efficiencies.

Bluewin

Through Bluewin, Swisscom is the leading Internet service provider and operates the most popular Internet portal in Switzerland. In 2002, Bluewin generated external revenue of CHF 90 million. The majority of Bluewin’s external revenue is generated by subscription fees and sale of starter kits as traffic-based revenue is accounted for in value-added services within Fixnet.

As a result of the termination of a cross shareholding agreement between Bluewin and tamedia at the end of May 2002, Bluewin is once again a wholly-owned Swisscom subsidiary.

As the leading Internet service provider in Switzerland, Bluewin offers residential Internet users and small businesses Internet access service packages facilitating high-quality Internet access using both narrowband and broadband access technologies, IP-based communication services, personal information management services and shared hosting services. Since October 2000, Bluewin has been offering its subscribers broadband access using ADSL technology. Internet access over ADSL is offered on a flat-fee basis. Responding to growing demand and increasing competition for high speed internet access, Swisscom reduced its ADSL tariffs significantly in March 2002. In connection with this tariff reduction two of Swisscom’s competitors filed a petition with the Competition Commission. See “Item 8: Financial Information – Legal Proceedings – Other Regulatory Proceedings”.

Back to Contents

Since the launch of its operations, Bluewin has experienced continuous growth in the number of its active access subscribers. The following table provides information about Bluewin’s access subscribers and the time spent on-line for the periods indicated:

	Year Ended December 31,

	2000	2001	2002

Active access subscribers (1) (at period end)	549,588	733,763	859,648
of which ADSL	—	18,378	108,964

(1)	“Active” access subscribers include all paid-access subscribers and those subscribers to Swisscom’s free-access services who have accessed their accounts at least once in the past 40 days.

Given the extensive reach of the Bluewin portal, and the fact that the Bluewin homepage is the point of entry to the Internet for many Bluewin access customers, Bluewin offers a platform for online advertising and electronic-commerce in Switzerland.

Bluewin’s strategy is to focus on its core competencies within Switzerland. In particular, Bluewin seeks to increase ADSL access by offering new ADSL services and enhancing the attractiveness of its portal. In addition, Bluewin seeks to increase on-line advertising and electronic-commerce revenue. In order to do so, Bluewin has focused upon building strategic partnerships with content and service providers in Switzerland.

Directories

Swisscom Directories operates, maintains and sells Switzerland’s most comprehensive directories database, the Elektronisches Telefonbuch ETV ® (“ETV”). ETV includes over 6 million residential and business entries and is updated daily with subscriber information from Switzerland’s major telecommunications service providers. Swisscom Directories is also responsible for the production, marketing and distribution of the printed Telephone Books, as well as for the operation, production and development of electronic directories and the Yellow Pages Online. Additionally, Swisscom Directories has primary responsibility for the development and marketing of customized directories solutions for SOHOs, SMEs and the directories industry. In 2002, Swisscom Directories had external revenue of CHF 93 million.

Swisscom and PubliGroupe originally created the directories business joint venture in January 1999. Under the terms of the original joint venture, Swisscom acquired a 49% stake in PubliDirect Holding (the principal PubliGroupe directories entity) and PubliGroupe acquired a 49% stake in Swisscom Directories AG (the Swisscom Group directories company), with Swisscom and PubliGroupe sharing joint management of Swisscom Directories and PubliDirect Holding through a supervisory board. In October 2000, the joint venture agreement was amended and Swisscom gained control of Swisscom Directories. As a result, Swisscom Directories has been fully consolidated in Swisscom’s financial statements since the fourth quarter of 2000.

The directories’ business is regulated under the Telecommunications Act. In December 2001, the relevant ordinance was amended to the effect that every telecommunication service provider is required to provide its regulated data, including daily data updates, not only to directories publishers, as was the case in the past, but to any interested party and for any use. In 2002, Swisscom Directories was appointed by all major telecommunication providers as their data agent and is now responsible for centrally handling the provision of regulated data.

Other

Fixnet also offers telecommunication services in Liechtenstein and a variety of other services, including public payphones, which Swisscom is required to provide as part of its Universal Service obligation, operator and directory services, and a variety of pre- and postpaid calling cards. In 2002, external revenue from such other services amounted to CHF 289 million.

Back to Contents

Swisscom is active in the Principality of Liechtenstein through its wholly owned subsidiary, Telecom FL AG, a full service provider offering fix and mobile voice, data and multimedia products to private and business customers through network infrastructure owned by the Principality. In 2002, Telecom FL AG generated external revenue of CHF 46 million and net income of CHF 3 million.

Swisscom operates most of its public payphones as part of its Universal Service obligation. As of December 31, 2002, Swisscom operated 8,870 public payphones, including 3,939 managed payphones located on the premises of post offices, railway stations and certain restaurants. In the area of private payphones, Swisscom rented or sold approximately 27,144 private payphones in 2002 to private operators, such as hotels, restaurants and schools. In recent years, the demand for public payphone use has declined, primarily due to the fast growth of mobile telecommunications, and Swisscom expects this trend to continue. In 2002, Swisscom realized external revenue of CHF 81 million from the operation of payphones.

Swisscom provides around the clock operator services, principally directory information, operator assistance and a conference call service, directly to its subscribers. In 2002, external revenue from operator services was CHF 80 million.

Swisscom offers prepaid cards, which can be used from any payphone in Switzerland, any fixed-line phone in Switzerland and in over 100 other countries and from mobile phones. Swisscom’s card products are sold through kiosks, gas stations, post offices, railway stations and restaurants. In 2002, external revenue from the sale of card products was CHF 47 million.

COMPETITION

In the area of fixed network telephony and related services, Swisscom faces intense competition, particularly in the national and international calling markets. In 2002, price competition was less intense due to the general situation in the telecom market in Switzerland which has undergone some consolidation with several niche players closing their operations.

Access. Swisscom does not yet face significant competition in the residential access market mainly due to the fact that until recently Swisscom was not required to unbundle its local loop and cable operators were not able to offer telephony services. In March 2003, the Federal Council adopted amendments to the Telecommunications Ordinance that require Swisscom to offer unbundled access to its local loop on a cost-oriented basis. Unbundling of the local loop gives competitors direct access to Swisscom’s customers and the ability to offer them a full range of services without the need to use Swisscom as an intermediary. In addition to loss of access revenues, unbundling of the local loop is likely to lead to increased competition for national and international traffic as customers would for the first time be able to choose among competing full-service providers of fixed-line telephony. Swisscom faces strong competition in the market for broadband access, particularly from cable network operators. In February 2003, Cablecom, the largest cable operator in Switzerland, launched a test offer of telephony services. Swisscom also faces competition in the market for broadband mobile services and other alternative access technologies. For more information on competition in the market for broadband access, see “–Wholesale” and “ – Other – Bluewin”.

National Traffic. In the past, Swisscom faced limited competition in the business for local area calls. With the introduction of a new numbering plan in March 2002, this competition has increased significantly.

Under the new numbering plan, all phone numbers in Switzerland consist of ten digits (in Zurich of nine digits), with the former area code having become an integral part of a subscriber’s phone number. Whereas in the past most local phone calls were routed automatically over the Swisscom network, under the new numbering plan subscribers who have pre-selected an alternative carrier will have their local calls routed automatically over that carrier’s network. As a result, local area traffic has declined in 2002 and is expected to decline further in the future.

Swisscom continues to face strong competition in the market for national long distance calls. Over the last several years, tariffs have come under significant pressure and margins have declined substantially. In 2001, the telecommunications market in Switzerland entered a period of consolidation. Currently, Swisscom’s principal competitor in the national long distance market is TDC Switzerland, which resulted from the merger of diAx and Sunrise. Swisscom also faces competition from Tele2, Econo Phone and other low-cost service providers. While pricing pressure was relatively low in 2002, margins will come under renewed pressure in 2003 mainly due to new competitors such as cable TV operators and Internet service providers offering Internet telephony (known as voice over IP) services.

Back to Contents

Tariffs for fixed to mobile calls, which are accounted for in national traffic, are expected to come under particular pressure due to regulatory initiatives in the European Union regarding mobile termination and two proceedings in which Swisscom is involved. See “ – Regulation – Mobile Telecommunications”.

Swisscom’s competitors for national long distance service depend on Swisscom for the provision of wholesale originating and terminating access and transmission services. As a result, the pricing of these services has had an important impact on the development of retail competition. Since January 1, 2000, Swisscom has been required to calculate its interconnection costs in any market in which it is market-dominant on the basis of the long-run incremental cost of an efficient operator and may no longer include historical costs. As a result, interconnection prices have steadily declined. Because interconnection rates calculated on the basis of long-run incremental costs only cover the additional cost to Swisscom of giving other providers access to its network and do not include the historical costs incurred by Swisscom in building out its network, Swisscom’s competitors may be able to offer retail services at lower prices than Swisscom while still covering their costs. See “– Regulation – Interconnection by a Market Dominant Provider”. A suit is currently pending in which it is alleged that Swisscom has not properly calculated the long run incremental cost of service that it is required to provide on a cost-oriented basis. See “Item 8: Financial Information – Legal Proceedings”.

Outgoing International Traffic. Swisscom also faces strong competition in the outgoing international calling market. Swisscom’s principal competitors in the outgoing international traffic market are TDC Switzerland and Tele 2, which focus its marketing on offering reduced rates for calls directed to countries of high traffic volume. While tariffs overall stabilized in 2001, Swisscom increasingly promotes reduced rates for calls directed to countries which generate the most traffic. In doing so, Swisscom is responding to the marketing practice of its competitors. In October 2002, responding to price reductions by competitors, Swisscom reduced tariffs for calls to more than 50 countries. The development of interconnection pricing will also impact competition in the area of outgoing international telephony.

In the longer term, Swisscom expects that additional market share will be lost in the area of international fixed voice telephony due to the increasing use of voice-over-IP technologies and that international rates will come under additional pressure as services based on such technologies begin to proliferate.

Value-Added Services. Swisscom faces significant competition in this market. Some of the new entrants into the domestic market seeking to become full-service providers, such as TDC Switzerland, have begun to offer competing services in this market. Swisscom also faces competition in its Business Numbers services from other providers, including COLT, Worldcom and Global One. Swisscom is required to provide access to the range of numbers used for Business Numbers. In addition, competition has increased since OfCom has taken over responsibility for allocating individual service numbers from a range of numbers used for Business Numbers to end-users.

Wholesale National and International. Swisscom faces increasing competition in the national wholesale market from various network providers such as Colt and Worldcom, as well as TDC Switzerland, currently offering data services between major Swiss cities and international outgoing services to resellers. In March 2003, the Federal Council adopted amendments to the Telecommunications Ordinance that require Swisscom, with effect from April 1, 2003, to offer interconnection of leased lines on a cost-oriented basis which is expected to increase competition.

Swisscom offers broadband access services based on ADSL technology and currently faces stiff competition from cable network operators offering cable modem applications. With the roll out of broadband mobile services based on UMTS technology, Swisscom also expects to face competition in the future from providers of broadband mobile services when they become commercially available.

Competition in the international wholesale market remained fierce in 2002. In this area, Swisscom competes with low-cost operators, which gain customers by offering discount prices that are below cost. In addition, these operators are equipped with advanced technology that allows easy and quick re-routing of calls to take advantage of least-cost routes shortly after they emerge. These trends have resulted in further price erosion, which could only partially be compensated by increased traffic. Swisscom is currently upgrading its switching centers in order to deploy this technology as well, which it expects to have completed by mid-2003.

Back to Contents

International Carriers’ Carrier Services. Within International Carriers’ Carrier Services, Swisscom faces increasing competition from a number of international operators which have completed their pan-European networks. As some of these operators have also installed switches in Switzerland, Swisscom’s revenue from termination of incoming international traffic has declined.

Customer Equipment. In the area of customer equipment, Swisscom competes directly with equipment manufacturers, suppliers and third-party vendors. A number of Swisscom’s principal suppliers of telephones and other customer equipment, including mobile handsets, also compete with Swisscom. Vigorous competition and rapid technological change in the sector, as well as increasing competition from companies also active in other sectors of the telecommunications market, have led to falling prices.

Bluewin. The Swiss and European markets for Internet access services, portal services, online advertising, e-commerce and application services are highly competitive.

Bluewin’s principal competitors in the access market are TDC Switzerland and Cablecom. TDC offers narrowband dial-up access through its own network as well as ADSL broadband access through a reselling agreement with Swisscom Fixnet. Cablecom offers narrowband dial-up access through its subsidiary SwissOnline as well as broadband access over its cable network. Bluewin expects to continue to generate the majority of its revenue from its access business.

In order to compete with other broadband access operators more effectively, Swisscom reduced its ADSL access tariffs significantly in February 2001 and March 2002. In connection with the tariff reduction introduced in March 2002, two of Swisscom’s competitors filed a petition with the Competition Commission, alleging that Swisscom is illegally subsidizing Bluewin and abusing its dominant position in both the retail and wholesale market for ADSL services. See “Item 8: Financial Information – Legal Proceedings – Other Regulatory Proceedings”.

Directories. Swisscom does not face significant competition in the directories market. However, barriers to entry are low, particularly in the online directory market. Swisscom Directories expects to face increased competition from other online directory operators, as well as traditional direct marketing companies expanding into the directories market.

Back to Contents

MOBILE

Overview

Swisscom Mobile is the leading provider of mobile telephony services in Switzerland, with 3.6 million mobile subscribers as of December 31, 2002. In 2002, Swisscom’s mobile activities generated total revenue of CHF 4.1 billion, including sales of CHF 857 million to other Swisscom business segments. With external revenues of CHF 3.3 billion in 2002, Swisscom Mobile accounted for 22.4% of Swisscom’s consolidated net revenue.

The following table sets forth external revenue generated by Mobile for the periods indicated.

CHF in millions	Year Ended December 31,

	2000	2001	2002

Voice	1,820	2,092	2,170
Roaming	373	381	388
Data and value-added services	152	273	340
Wholesale	323	280	244
Other mobile revenue(1)	62	101	113

Total Mobile	2,730	3,127	3,255

(1)	Includes revenue from the sale of handsets sold through indirect sales channels, from SICAP, a prepaid billing platform, and, in 2000, from paging services, which Swisscom no longer offers.

Most of Swisscom’s mobile telephony revenue is generated from monthly subscription fees and traffic charges, which accounted for 66.7% of its external revenues in the mobile segment in 2002. Within this segment, mobile data and value-added services comprise the fastest growing business area, driven primarily by a significant increase in the number of text messages sent using Swisscom’s short messaging service (SMS).

With the commercial launch of services enabled by high speed GPRS and UMTS technologies, Swisscom believes that an increasingly significant portion of its mobile revenue will be generated by mobile data services, value-added services, Internet access and e-commerce services. Swisscom has begun to implement a mobility portal enabling mobile information, entertainment, community and lifestyle premium services, which Swisscom believes will contribute in the future to the generation of m-commerce revenue and enhance customers retention.

Alliance with Vodafone

Swisscom has entered into a strategic alliance with Vodafone plc, which acquired a 25% stake in Swisscom Mobile AG with effect from April 1, 2001.

In connection with this transaction, Swisscom and Vodafone entered into a Shareholders’ Agreement, and Swisscom Mobile and Vodafone entered into a Service Agreement. Under these agreements, each of Swisscom and Vodafone has agreed, subject to certain exceptions, not to engage in the mobile business in Switzerland other than pursuant to the terms of these agreements. Vodafone has also agreed not to offer any services in Switzerland or Liechtenstein to any competitor offering the same or similar services as Swisscom Mobile. Swisscom Mobile has similarly agreed, subject to certain exceptions, not to offer any services to competitors of Vodafone where it is active. On July 10, 2001, Swisscom Mobile and Vodafone agreed that Swisscom Mobile would have the right to use future upgrades of certain services and enabling platforms developed by the Vodafone group on normal commercial terms even if the Service Agreement is terminated. See “Item 10: Additional Information – Material Contracts”.

Swisscom believes this strategic alliance enhances its competitive position in the mobile market. Through this alliance, Swisscom has access to Vodafone products and services, as well as its know-how in mobile telecommunications. Reciprocal roaming agreements provide Swisscom with increased roaming access to next generation roaming technology. Swisscom is also entitled to participate in Vodafone group’s worldwide arrangements for the procurement and/or supply chain management of infrastructure, handsets and other products, which enables Swisscom to realize cost savings.

Back to Contents

Swisscom also cooperates with Vodafone in the area of product development and management development.

In 2002, Swisscom generated revenue from services rendered to Vodafone in the amount of CHF 36 million and paid to Vodafone an amount of CHF 57 million for services purchased from Vodafone.

GSM and Introduction of Next Generation Mobile Services

Swisscom’s mobile services are provided using the global system for mobile communications (GSM) standard, the dominant digital standard in Europe and much of the rest of the world. Through roaming agreements, Swisscom’s mobile subscribers are able to make and receive calls over the networks of over 318 operators in more than 146 countries.

Swisscom offers its mobile services using both the 900 MHz frequency band and, in urban areas where the 900 MHz band no longer has the capacity to carry peak traffic, the 1800 MHz frequency band.

In April 2001, Swisscom introduced high speed circuit switched data (HSCSD) services. Like ISDN, HSCSD technology is based on the principle of channel bundling. It is currently possible to bundle up to four channels corresponding to a data transmission rate of 57.6 kbit/s. Also in 2001, Swisscom completed the implementation of general packet radio service (GPRS) technology in the network. GPRS is a new standard for data transfer on GSM mobile phone networks and utilizes “packet switching” technology. In February 2002, Swisscom launched its first commercial GPRS service with a transmission rate of up to 50 kbit/s.

In December 2000, Swisscom was awarded one of four UMTS licenses auctioned in Switzerland, for which it paid CHF 50 million. Universal mobile telecommunication system (UMTS) is a third generation mobile radio system that creates additional mobile radio capacity and enables broadband media applications while also providing high speed Internet access. Under the original terms of the UMTS license, each licensee was required to build out its network to achieve population coverage of 20% by the end of 2002 and 50% by the end of 2004, unless it is unable to fulfill this obligation for reasons beyond its control and can prove that it has made every effort to do so. In June 2002, ComCom amended the terms of the license to eliminate the requirement that 20% population coverage be achieved by the end of 2002. Licensees will still be required to achieve 50% population coverage by the end of 2004. In addition, each licensee is now required to report to OfCom every three months on the progress of its network build-out until it has achieved 20% population coverage.

Swisscom continues to build out its UMTS network, with work proceeding according to schedule. Swisscom has opened its UMTS network to a limited user group in order to test new data services. Timing of the launch of commercial UMTS services will depend primarily on the availability of appropriate dual mode (GPRS/UMTS) handsets. Swisscom also invests in capacity enhancements and functional upgrades of its existing GSM network, for example to further improve its GPRS services. Other projects include building additional base stations and extending the reach of the network’s dual-band capability. For further information on Swisscom’s mobile network, see “ – Networks and Technology – Mobile Telecommunications Network”.

In December 1999, the Federal Council adopted an ordinance, known as the NIS Ordinance, which establishes emission standards to protect the population of Switzerland from non-ionizing radiation emitted by various sources, including mobile antennae and base stations. The NIS Ordinance is implemented by the cantons, which until recently have used different methods of measuring radiation emissions to determine compliance with the NIS Ordinance, resulting in significant regional variations in effective emission standards. In order to address this issue, the Swiss Agency for the Environment, Forests and Landscape (“BUWAL”) issued final recommendations in July 2002 which provide guidance for enforcement authorities on the appropriate method for measuring electromagnetic emissions from base stations and masts in the GSM network. These recommendations are generally binding on the cantons, but deviations are permitted under certain circumstances. In order to comply with the applicable emission standards and maintain current quality of service Swisscom will be required to put up additional antennae. However, Swisscom does not expect the associated costs in 2003 to be materially different from those incurred in 2002. While the BUWAL recommendations establish uniform standards for measuring emissions in GSM networks, they do not address emission standards for UMTS networks. Recommendations relating to emission standards for UMTS networks are expected in the course of 2003. Depending on the enforcement recommendations ultimately adopted, it is possible that additional capital expenditures will be required in connection with the build-out of Swisscom’s UMTS network. See “ – Regulation – Mobile Telecommunications”.

Back to Contents

Subscribers

The following table shows the total number of subscribers to Swisscom’s mobile services at the dates indicated.

In thousands(1)	As of December 31,

	2000	2001	2002

Postpaid	1,939	2,152	2,298
Prepaid(2)	1,022	1,221	1,307

Total Subscribers	2,961	3,373	3,605

(1)	Includes service accounts.
(2)	Beginning in 2001, Swisscom no longer includes accounts of any inactive prepaid customer in its subscriber figures. A customer is deemed inactive after a period of twelve months without making a call or sending a SMS message. In December 2001, this resulted in the deactivation of 207,000 inactive prepaid customers. The number of prepaid subscribers in 2000 has been restated accordingly.

Since 1995, the number of mobile customers in the Swiss marketplace has grown annually, with overall market penetration reaching almost 78% at the end of 2002. Swisscom expects growth in the mobile market to continue, although at a slower rate in light of high market penetration. With the growing market penetration, Swisscom focuses increasingly on customer retention.

In order to promote customer retention, Swisscom has implemented customer loyalty and win-back programs, including incentives for an eighteen month contract commitment, handset subsidies and handset renewal possibilities, which resulted in a further decline of customer churn. While Swisscom’s mobile business relies primarily on Swisscom shops for sales and marketing, it is also expanding its use of indirect and alternative sales channels.

Traffic

The table below sets forth, for the periods indicated, selected outgoing traffic data relating to Swisscom’s mobile telephony business.

In millions of minutes	Year Ended December 31,

	2000	2001	2002

Voice (1)	2,503	2,923	2,995
Roaming	197	226	229
Wholesale	277	226	181

Total mobile telephony traffic (2)	2,977	3,375	3,405

Number of SMS messages (in millions) (2) (3)	651	1,317	1,650

(1)	Includes minutes from all outgoing calls made by Mobile subscribers.
(2)	Includes service accounts and traffic generated by service accounts.
(3)	Excludes wholesale SMS messages.

For information on average monthly minutes of use and average monthly revenue per mobile customer, see “Item 5: Operating and Financial Review and Prospects – Results of Operations by Segment – Mobile”.

Back to Contents

Principal Products

Swisscom currently offers seven principal mobile products: Natel business, Natel international, Natel swiss, Natel budget, Natel easy, Natel corporate and Natel Corporate Mobile Network (CMN), the last two of which target the business segment.

All products provide Swisscom customers with the full range of available mobile services, allowing them to make and receive calls within Switzerland or internationally, using the same telephone number over GSM systems in countries where Swisscom has roaming agreements. The roaming features apply also to Natel easy, a prepaid service, which does not involve a subscription contract or a monthly basic charge. From the range of postpaid products, customers can choose the product which best suits their usage. Natel business is aimed at customers with high usage throughout the day, whereas Natel budget is an economical product for low-usage subscribers. Natel CMN allows corporate customers to establish a virtual private network using special tariff models and short access numbers. Natel corporate is a postpaid service with monthly fees graduated according to the number of subscribers within a company.

In June 2002, Swisscom launched a multimedia messaging service (MMS), which is a further development of its SMS service. Short messaging services (SMS), one of the most popular mobile data services, allows messages with up to 160 letters to be sent via a digital mobile phone. Swisscom MMS allows customers to compose, send and receive messages using all forms of media including text, pictures and audio. Swisscom MMS will enable customer to customer messaging from MMS mobile devices and personal computers. Swisscom intends to offer MMS also as a wholesale service to third party content providers.

In October 2002, Swisscom launched a new product for corporate customers called Corporate Office Access, which enables customers to synchronize their emails and calendars from any location using a laptop or handheld computer while meeting their security requirements.

In December 2002, Swisscom launched its national public wireless local area network (PWLAN) service, which enables users of notebooks, personal digital assistants and other mobile devices that are equipped with a wireless LAN card to access the Internet with a data throughput rate of up to 2 Mbit per second.

Subscribers by Product. The following table sets forth, at the dates indicated, subscriber numbers relating to each of Swisscom’s principal mobile products.

In thousands	Year Ended December 31,

	2000	2001	2002

Natel swiss	1,435	1,503	1,352
Natel easy	1,021	1,221	1,307
Natel budget (1)	—	166	409
Natel international	375	328	264
Natel CMN (2)	47	75	104
Natel corporate (1)	—	6	97
Natel business	59	75	73
Natel private (3)	24	—	—

Natel Total	2,961	3,373	3,605

(1)	Product launched in 2001.
(2)	Product launched in 2000.
(3)	Product not sold any more.

Tariffs by Product. Swisscom offers a variety of tariff and service packages targeting different customer segments. While headline tariffs have remained stable since a significant tariff reduction for its principal products at the end of 1999, Swisscom has introduced lower-cost products for residential and business customers (Natel budget and Natel corporate), which have effectively resulted in an overall tariff reduction. Because Swisscom’s mobile customers can switch from one tariff to another, which Swisscom believes helps to prevent customer churn, the introduction of budget services has led to a decline in the number of subscribers to Swisscom’s higher priced services. Swisscom expects that pressure on mobile tariffs, especially in the highly competitive business segment, will increase in the future.

Back to Contents

The following table sets forth information relating to Swisscom’s tariffs for its principal Natel products, as in effect at December 31, 2002. All tariffs include VAT.

	SIM Card Fee	Monthly Basic Charge		Peak	(1)	Off Peak	(2)	Night And Weekend	(3)

Natel swiss	40	25		0.59		0.40		0.20
Natel easy (4)	40	—		0.99		0.90		0.80
Natel budget (5)	40	15		0.70		0.70		0.70
Natel international	40	45		0.40		0.30		0.20
Natel CMN	40	45		—	(6)	—	(6)	—	(6)
Natel corporate	40	—	(7)	—	(8)	—	(8)	—	(8)
Natel business	40	75		0.25/0.15	(9)	0.25/0.15	(9)	0.25/0.15	(9)

(1)	Monday to Friday from 7:00 a.m. to 7:00 p.m., except holidays.
(2)	Monday to Friday from 6:00 a.m. to 7:00 a.m. and 7:00 p.m. to 10:00 p.m.
(3)	Monday to Friday from 10:00 p.m. to 6:00 a.m., weekends and holidays.
(4)	Natel easy customers are charged an initial fee for the SIM card only, and there is no fee for recharging the card.
(5)	Natel budget customers are charged a flat rate for every call, but the monthly basic charge includes either 15 free minutes or 50 free SMS messages.
(6)	The minute rates of Natel CMN depend on criteria such as destination.
(7)	The monthly charges for Natel corporate are graduated according to the total amount of subscriptions within a company.
(8)	The minute rates of Natel corporate depend on the chosen base product.
(9)	Natel business customers are charged a flat rate for calls irrespective of time or day. All calls made up to a threshold of 300 minutes per month cost CHF 0.25 per minute and all calls made in excess of the 300 minute per month threshold cost CHF 0.15 per minute.

For calls placed and received outside Switzerland, all Natel customers pay a roaming surcharge in addition to the tariffs imposed by the local mobile network operator. Natel easy customers pay a higher surcharge than customers of other Natel services.

Wholesale Mobile and Third Party Business

Swisscom has entered into roaming agreements with 318 mobile operators worldwide covering 146 countries and earns revenue from those operators when their subscribers make mobile phone calls in Switzerland.

Swisscom has also entered into a national roaming agreement with Orange, under which Orange subscribers may use the Swisscom mobile network in parts of Switzerland, from which Swisscom also earns wholesale mobile revenue. Swisscom has entered into distribution agreements with Tele2, a fixed-line and mobile service provider. Tele2 sells Swisscom Prepaid Cards under its own branding, marketing and pricing. Swisscom earns revenue from traffic minutes sold by Tele2.

Swisscom aims to be active throughout the mobile data business value chain. Swisscom is therefore opening standardized interfaces to enabling platforms which can be used by third parties to offer mobile data and other services to Swisscom mobile subscribers. Examples of such services include premium priced SMS, which can be enriched with information based on the location of the subscriber, and point of sale payment through mobile handsets. On September 1, 2002, Swisscom became the first provider in Switzerland to offer vending machine operators such a point of sale payment service. In addition to a monthly fee, Swisscom receives a commission on each item purchased and paid for with a mobile handset.

Other

Customer Equipment Sales. Revenue from sales of mobile handsets through Swisscom shops is accounted for in Swisscom’s Fixnet segment. All other revenue from the sale of mobile handsets is allocated to Mobile.

Back to Contents

SICAP AG. SICAP AG, a wholly owned subsidiary of Swisscom Mobile AG provides prepaid billing services to mobile network operators worldwide, including so-called over-the-air solutions, through which prepaid GSM SIM-cards can be recharged via SMS.

Competition

In its mobile business, Swisscom faces competition primarily from the other two mobile licensees in Switzerland, Orange and TDC Switzerland. Swisscom also faces more limited competition from Tele2, which offers a competing mobile prepaid service.

Swisscom expects tariffs, especially for business customers, to come under pressure in 2003 as TDC Switzerland and Orange increase their efforts to win market share in this segment. Competition in the residential segment is expected to be mainly driven by handset subsidies.

As in the case of fixed-line voice telephony, competition in the mobile market has been facilitated by provisions of the Telecommunication Act and related ordinances requiring that Swisscom offer easy access and number portability. Although equal access is also mandated under the applicable regulations, ComCom has suspended provisionally the requirement to implement equal access in the mobile network until technical development and international standards allow its implementation.

In the future, Swisscom expects to face competition in the provision of GPRS and UMTS services from competitors who were awarded Swiss UMTS licenses effective January 1, 2002. Licenses were granted to Orange, Telefónica and dSpeed, a wholly owned subsidiary of TDC Switzerland. In September 2002, Telefónica announced that it plans to withdraw from the Swiss market.

Back to Contents

ENTERPRISE SOLUTIONS

OVERVIEW

Enterprise Solutions is the leading provider of fixed network telecommunication services to business customers in Switzerland. In 2002, Enterprise Solutions generated total revenue of CHF 1.4 billion, including sales of CHF 85 million to other Swisscom business segments. With external revenues of CHF 1.37 billion in 2002, Enterprise Solutions accounted for 9.4% of Swisscom’s consolidated net revenue in 2002.

Services provided by Enterprise Solutions include:

•	National and International Traffic. Enterprise Solutions offers national and international fixed-line voice telephony services to business customers. In 2002, Enterprise Solutions carried an aggregate of 3.7 billion minutes of national telephony traffic and 586 million minutes of outgoing international traffic generated by business customers.

•	Value-Added Services. Enterprise Solutions’ value-added services consist of Business Numbers offered to business customers. In 2002, Enterprise Solutions carried an aggregate of 787 million minutes of traffic generated through the use of Business Numbers.

•	Networking. In the area of networking, Enterprise Solutions offers national and international leased lines, including managed leased line services, national and, through Infonet Switzerland, international private network services, as well as Intranet services.

•	Other. Enterprise Solutions also offers a variety of other services, including business Internet services, public data network services and LAN services.

The following table sets forth external revenue generated by Enterprise Solutions for the periods indicated based on the segment structure in effect in 2002. Prior years have been restated accordingly.

CHF in millions	Year Ended December 31,

	2000	2001	2002

National and international traffic	636	583	561
Value-added services	70	94	64
Networking	636	633	568
Other	176	176	172

Total	1,518	1,486	1,365

Enterprise Solutions’ go-to-market-model divides business customers into various segments which are addressed in different ways, for instance through a designated key account management team, direct sales channels or via telephone.

Due to continued slowdown and overcapacity in the telecommunications market, Enterprise Solutions expects a general decrease in market demand among all customer segments for the next two to three years. New markets among the medium-sized business customers are developing slowly. Large business customers have been postponing planned investments in telecommunication solutions. Despite these trends, Enterprise Solutions continues to focus resources on its solution business to ensure its long-term growth and, where necessary, will complement its portfolio through strategic partnerships.

In August 2002, Enterprise Solutions acquired a 49.9% stake in Unit.net, a provider of specialized online communication services based on streaming technology for its customers. Unit.net is one of the leading providers of streaming technology in Germany, Spain, Switzerland and the United Kingdom. Streaming technology allows data to be processed as a steady and continuous stream and thus starts displaying data before the entire file has been transmitted.

Back to Contents

NATIONAL AND INTERNATIONAL TRAFFIC

Enterprise Solutions provides national and international fixed-line voice telephony services to business customers. Effective January 1, 2002, Fixnet took over from Enterprise Solutions the provision of access services to Swisscom’s business customers. For a description of these voice telephony services, which Swisscom also provides to residential customers, and of developments impacting the provision of fixed-line telephony services, see “ – Fixnet – Access”and “ –Fixnet – National and International Traffic”.

National Traffic

The following table sets forth, for the periods indicated, selected information relating to Enterprise Solutions’ national fixed voice telephony traffic generated by business customers.

In millions of minutes	Year Ended December 31,

	2000	2001	2002

National traffic(1)
Local area traffic	2,699	2,428	1,974
Long distance traffic	1,334	1,287	1,244
Fixed to other network traffic(2)	385	444	457

Total national traffic	4,418	4,159	3,675

(1)	Includes traffic on courtesy and service lines. Local area, national long distance and fixed-to-other network traffic do not include traffic generated by business customers using Enterprise Solutions’ value-added services.
(2)	Includes traffic for fixed to mobile calls and calls from the fixed-line network to private user networks.

For information on tariffs for national traffic, see “ – Fixnet – National and International Traffic – National Traffic”.

Outgoing International Traffic

The following table sets forth, for the periods indicated, information relating to Enterprise Solutions’ outgoing international traffic (excluding mobile traffic) generated by business customers.

In millions of minutes	Year Ended December 31,
	2000	2001	2002

Outgoing international fixed-line traffic(1)	574	621	586

(1)	Based on minutes of outgoing international traffic as determined for customer billing purposes. Does not include traffic originating outside Switzerland.

For information on tariffs for outgoing international traffic, see “– Fixnet – National and International Traffic – Outgoing International Traffic”. Enterprise Solutions offers a variety of volume-based discounts for its largest business customers.

VALUE-ADDED SERVICES

Enterprise Solutions’ value-added services consist primarily of toll-free, cost-shared and premium rate numbers, also referred to as Business Numbers, which business customers use to provide their customers access to information services.

Enterprise Solutions offers toll-free Business Number services for both national and international use. Enterprise Solutions’ cost-shared service allows business customers to assume a portion of the cost of the calls they receive. Enterprise Solutions’ premium rate services allow business customers to make information accessible by telephone for a fee, a portion of which is received by the party being called. In addition, these premium rate services also allow for flat rate charging on a per call or product basis and “credit-per-call” billing, under which the party placing the call receives credit for the cost of their call. These numbers are increasingly used by business customers as a retail sales channel and as an additional form of payment. Enterprise Solutions’ premium rate services offer a variety of supplementary services including the ability to terminate calls outside Switzerland, to receive calls from other countries without revenue sharing with the subscriber and an efficient call management system.

Back to Contents

The following table sets forth the total traffic generated by Enterprise Solutions’ Business Numbers for the periods indicated.

In millions of minutes	Year Ended December 31,
	2000	2001	2002

Value-added services traffic	1,135	1,168	787

In 2002, traffic decreased primarily as a result of a loss of customers and a shift of traffic to Fixnet which was due to a reclassification of the number used by customers of other telecommunication service providers to dial-up the Internet, namely from a Business Number to an ISP Number. Traffic from this number is now accounted for in Fixnet’s value-added services. Effective January 1, 2003, product ownership of Business Numbers (other than ISP Numbers) was transferred from Fixnet to Enterprise Solutions.

NETWORKING

In the area of networking, Enterprise Solutions offers national and international leased lines, including managed leased line services. As an alternative to leased lines, Enterprise Solutions provides solutions to complex data communication demands by offering national and, through Infonet Switzerland, international private networks as well as Intranet services.

National Leased Line Services

Enterprise Solutions is the leading provider of leased lines in Switzerland. Leased lines are fixed point-to-point connections between separate locations, which may be used by the customer for voice and high volume data or video transmission. Leased lines are used by business customers to assemble their own private networks and by resellers to establish networks in order to offer information services. Swisscom also offers leased line services on a wholesale basis. See “ – Fixnet – Wholesale National and International”.

In order to capitalize on the trend toward managed network services, Enterprise Solutions also offers managed leased line services to its national leased line customers and encourages migration to this higher value-added service. Through active fault management and automatic rerouting in case of network failure, Enterprise Solutions’ managed leased line services guarantee up to 99.95% end-to-end availability.

The following table sets forth information relating to Enterprise Solutions’ national leased lines.

In thousands of lines	Year Ended December 31,
	2000	2001	2002

National leased lines(1)
Analog leased lines	6,479	5,674	5,408
Digital leased lines
less than 64 kbit/s	2,551	2,019	971
from 64 kbit/s to less than 2Mbit/s (unmanaged)	12,916	11,830	7,964
from 64 kbit/s to less than 2Mbit/s (managed)	6,703	5,958	4,396
2 Mbit/s and higher (up to 622 Mbit/s)	1,996	2,680	2,837

Total National Leased Lines	30,645	28,161	21,576

------------------------------------------------
(1)	Excluding twisted copper pairs.

Back to Contents

In 2002, the number of leased lines in the 64 kbit/s to less than 2Mbit/s range continued to decline, as customers migrated to higher bandwidth leased lines and high capacity services, such as IP services.

Enterprise Solutions’ leased line subscribers pay an initial installation charge based on the type and capacity of the line and, thereafter, pay a monthly fee, which is also based on the type and capacity of the leased line and, in addition, varies in accordance with the length of the line and the volume of data transmitted from point to point. In recent years, leased line tariffs have declined due to regulatory pressures and increased competition from other infrastructure-based operators, with charges for the high bandwidth offering declining most dramatically in price.

Under the Telecommunications Act, a licensed telecommunications service provider may be required to provide leased lines in accordance with international standards (ONP) at cost-related prices in a particular region if it is determined that demand for such services is not being met.

In March 2003, the Federal Council adopted amendments to the Telecommunications Ordinance that require Swisscom to offer interconnection to leased lines on a cost-oriented basis, with effect from April 1, 2003. See “ – Regulation – Interconnection by a Market-Dominant Provider”.

International Leased Line Services

Enterprise Solutions offers international leased lines to its business customers with cross-border requirements. Through its own European network or in cooperation with other international carriers, Enterprise Solutions offers its European customers the convenience of single-end ordering and billing for half- and full-circuits. For a description of Swisscom’s European network, see “ – Networks and Technology – Fixed-Line Networks”.

The following table sets forth information relating to Enterprise Solutions’ international leased lines.

In thousands of lines	As of December 31,
	2000	2001	2002

Analog leased lines	181	138	109
Digital leased lines	754	598	499

Total International Leased Lines	935	736	608

In recent years, the number of international leased lines has been falling mainly due to increased competition particularly from global players, as Enterprise Solutions has only a limited reach in the international market for fully managed circuits.

Through its international participations and partnerships, Swisscom provides end-to-end managed leased line services for international corporate networks in a number of European countries. Swisscom also offers such services on a wholesale basis via its EOSNET network. See “ – Fixnet – Wholesale National and International – Wholesale International” and “ – Networks and Technology – Fixed-Line Networks”.

National Private Networks

Enterprise Solutions offers private networks for data transmission based on a variety of technological platforms. The services comprise frame relay services, ATM services, city services and color line services.

Enterprise Solutions’ frame relay service is a fully-managed, networking solution which is a cost-effective alternative to leased lines. Frame relay refers to a data transmission technology that is used for high bandwidth networking. It is ideal for data-intensive LAN-to-LAN applications, particularly for business customers with highly variable data traffic. Instead of leasing a high capacity leased line to accommodate occasional or intermittent traffic bursts, customers using frame relay pay for sufficient throughput capacity to satisfy their day-to-day data requirements, and are provided additional capacity up to the access rate to accommodate occasional traffic spikes. Enterprise Solutions offers frame relay at a variety of access rates, ranging from 64 kbit/s to 34 Mbit/s. Enterprise Solutions’ frame relay service is seamlessly integrated with the networks of, and services provided by, its international partner Infonet.

Back to Contents

Enterprise Solutions’ asynchronous transfer mode (ATM) services permit flexible and tailored data transmission in the broadband range up to 155 Mbit/s. Applications include native LAN speed interconnections, multicomputer network links, real-time video and other multimedia applications, electronic publishing, telemedicine and CAD/CAM. Enterprise Solutions also offers ATM services featuring variable bit rate transmission.

Enterprise Solutions’ city services product is an optimal solution for business customers with high data traffic between their office locations within a given city. The benefits of city services include high bandwidth and around the clock end-to-end management.

Enterprise Solutions’ color line service provides digital transmission based on dense wavelength division multiplex (DWDM) technology. DWDM is an optical technology used to increase bandwidth over existing fiber optic backbones and permits transparent data transfer for all network protocols and application data types in end-to-end connections. Ring and long-haul connections are currently in development. This service is primarily aimed at customers who need to transfer large amounts of data in gigabits between two or more locations in or around business centers.

Increased competition during 2002 resulted in price reductions for frame relay and ATM services. In addition, increased substitution of frame relay and ATM services by Internet Protocol (IP) services among the large business customers resulted in decreased sales of frame relay and ATM services. However, frame relay and ATM services continue to be important products for medium-sized business customers.

International Private Networks

To allow voice communications and data sharing between their locations in different countries, large multinational corporations require seamless international voice, data and networking services. Swisscom has partnered as a distributor with Infonet Services Corporation (“Infonet”), in which Swisscom holds a 17.7% interest, to offer its business customers in Switzerland global and seamlessly managed telecommunications services. Infonet’s main focus is corporate data networks, including providing companies with a managed Intranet, and remote access services over public networks for smaller subsidiaries and mobile users. In addition, Infonet markets extranet services to its customers, both on a closed user-group basis and through public network access, including the Internet. Enterprise Solutions distributes these services in Switzerland through Infonet Switzerland AG, in which it holds a 90% share. See “ – Participations”.

During the second quarter of 2002, Enterprise Solutions introduced Infonet’s new IP- multiprotocol label switching service to address the global network requirements of business customers.

Intranet Services

Enterprise Solutions’ Intranet services consist primarily of router management services. Since mid-2000, this service has been deployed on a multiservice platform based on multiprotocol label switching (MPLS) technology, which gives network operators high flexibility to divert and route traffic around link failures and congestions. As of December 31, 2002, Enterprise Solutions managed approximately 14,315 routers, mainly on behalf of banking and insurance clients, as well as large retailers. Other services within the Intranet services portfolio include remote access services, which enable access to the corporate Intranet through all commercially available access technologies, and encryption services for customers with strict security requirements. In 2002, Enterprise Solutions launched a variety of new Intranet services, including a low-cost remote access solution to target medium-sized business customers.

OTHER

Other services offered by Enterprise Solutions comprise business Internet services, public data network services, LAN services, customer relationship management (CRM) services, professional services and a variety of supporting services.

Back to Contents

Business Internet

Enterprise Solutions’ Business Internet service portfolio includes a full range of Internet access and applications, including managed firewall services, for business customers and national Internet service providers (ISPs). In 2002, Enterprise Solutions began to offer its customers a professionally managed Internet broadband access over ADSL.

Public Data Networks

Enterprise Solutions continues to offer several low speed packet switched data network services based on the well-established X.25 protocol. Although relatively slow, X.25 based packet switched services permit highly reliable data transmission, while offering easy access through a choice of access modes, including dial-up access across various technologies, such as ISDN, and extensive interconnection to other X.25 networks around the world.

LAN Services

Enterprise Solutions’ local area network (LAN) services include LAN network design, hardware provision, installation, network operation and maintenance with which it provides the infrastructure for all data and voice requirements over Internet protocol (IP) within the campus area of business customers. Enterprise Solutions experienced increased demand for IP-based telephony solutions in 2002 and expects this trend to continue in 2003.

CRM

Enterprise Solutions, together with strategic partners, offers technologies that allow its customers to enhance their customer relationship management. These services include end-to-end tracking technology and contact center solutions which combine conventional call center applications with e-mail, Internet and mobile telephony.

Professional Services

In 2002, Enterprise Solutions began to offer consulting, engineering and project management services as a separate service to its business customers. These consulting services cover the entire portfolio of telecommunications services and products Enterprise Solutions offers. Enterprise Solutions believes that this business will grow in the future as technologies converge and demand increases for combined IT and telecommunication solutions.

Supporting Business

Enterprise Solutions also provides a variety of supporting services, including security services and military communication networks.

COMPETITION

Enterprise Solutions faces intense competition serving its business customers. TDC Switzerland, which resulted from the merger of diAx and Sunrise, is the overall market challenger in Switzerland, and is positioning itself as full-service provider. Other competitors include Colt, offering value-added services at low prices to specific customers segments and locations, Equant/GlobalOne, focusing on global companies, and T-Systems, focusing on combined IT and telecommunications solutions for national and global companies. In addition to competition based on price, which has led to a significant decline in tariffs, Enterprise Solutions’ competitors are increasingly offering new creative solutions and extending the reach of their product offerings in order to increase their market share.

National and international outgoing traffic. As in the residential market, Swisscom faces significant competition in the corporate telephony market, with the stiffest competition occurring in the long distance and outgoing international calling markets. For further information on competition in the area of fixed-line telephony generally, see “ – Fixnet – Competition”.

Value-added services. Since September 2001, OfCom, the Swiss Federal Office for Communication, has taken over responsibility for allocating individual service numbers from range of numbers used for Business Numbers to end-users, who are required to pay both a one-time set up charge and a monthly subscription fee to OfCom. End-users who have been allocated numbers may put the number into operation with the telecommunications service provider of their choice. As a result, competition in this business area has increased.

Back to Contents

Networking. In its national leased line business, Enterprise Solutions has faced limited but increasing competition from TDC, Colt, Worldcom and T-Systems as well as from Cablecom, the strongest Cable TV provider in Switzerland, which operates its own infrastructure and has invested heavily to upgrade it. Due to continued price competition, Enterprise Solutions had to reduce its prices for leased lines in the first quarter of 2002. Competition in the national leased line market may also increase substantially as a result of the adopted amendments to the Telecommunications Ordinance, which require Swisscom to offer its competitors interconnection to leased lines on a cost-oriented basis. See “ – Regulation – Unbundling of the Local Loop and Interconnection to Leased Lines”.

In its international leased line business, Enterprise Solutions has faced for several years intense competition from international players, such as Equant/Global One, Worldcom, British Telecom and Deutsche Telecom, leading to stiff price competition and a decline in market share.

In the market for other networking services, specifically private networks and Intranet services, Enterprise Solutions currently faces competition from Colt, T-Systems and TDC, as well as system integrators such as IBM and Hewlett-Packard and multinational companies, including WorldCom, Equant/GlobalOne, C&W as well as newer and smaller players like PSI-Net, Cybernet and Green.

In the market for private network services, competition is especially strong for high density communications traffic in major cities and interconnection routes between these cities. The market for Intranet services in Switzerland is growing as corporate clients’ telecommunications needs evolve in the field of LAN services as well as for value-added services in the Intranet, Extranet and Internet domains based on highly sophisticated IP technologies, including voice and data integration.

Other. Enterprise Solutions’ major competitors for Business Internet and LAN services are T-Systems and TDC. In the area of CRM solutions, Enterprise Solutions competes with Alcatel and Nortel, who market their CRM solutions either directly or together with strategic partners to the largest 2,000 business customers in Switzerland.

In the area of professional services, Enterprise Solutions’ primary competitors are consulting firms. In the area of supporting business, Enterprise Solutions does not face competition and has ensured its position through long-term contracts.

Back to Contents

DEBITEL

Overview

Swisscom owns 93% of the share capital of debitel, a German provider of mobile communications and value-added services, and has an option to buy another 2% of debitel. With over 10 million customers at the end of December 2002, debitel is the largest network-independent mobile communications service provider in Europe. debitel acts primarily as a reseller of mobile communication products and services, which it sells under its own brand names to private customers as well as to small- and medium-sized business customers. In addition to its core mobile communications services, debitel offers fixed-line services and mobile data and content services. debitel also has a minority interest in Dangaard Telecom Holding A/S, one of Europe’s leading distributors of mobile handsets and accessories. In 2002, debitel had net revenue of CHF 4.1 billion (EUR 2.8 billion), representing 28.3% of Swisscom’s consolidated net revenue.

debitel’s shares continue to be traded on the Frankfurt stock exchange, with 5% of the company’s share capital publicly traded and the remaining 2% held by Electronic Partner.

As a result of the general slow down in the telecommunication market, and reduced growth prospects for debitel in particular, Swisscom determined at the end of 2001 that the goodwill associated with the debitel acquisition was impaired and took a charge of CHF 1.1 billion to reflect the impairment. In the fourth quarter of 2002, as a result of a further decline in future expected growth in the mobile sector, Swisscom decided to take an additional impairment charge for 2002 in the amount of CHF 702 million.

The following table sets forth external revenue generated by debitel for the periods indicated.

CHF in millions	Year Ended December 31,

	2000	2001	2002

Germany	3,022	2,738	2,859
International	971	1,070	1,252

Total	3,993	3,808	4,111

debitel’s enhanced service provider strategy stands for network independence and extension of the value chain. As the point of contact for network operators, distribution partners and customers, debitel bundles the products of its partners, develops its own products and is thereby able to offer a broad range of services – which will include UMTS services when they are commercially available – to its customers. With the slowdown in growth due to market saturation, debitel has been increasing its emphasis on customer retention programs, which has resulted in decreased churn.

Germany

In Germany, debitel offers primarily mobile communication services to its residential and business customers. As additional services for its mobile contract customers debitel also offers fixed-line telecommunications and Internet services and a variety of other services, including mobile data and content services. debitel also generates revenue from the sale of handsets and from the acquisition of new subscribers, for which it receives commissions from network operators.

As a mobile communications service provider, debitel does not operate its own network but instead purchases the telecommunications services of network operators and uses them to develop its own services which it then sells under debitel’s brand names for its own account, at tariffs debitel mostly determines independently of the network operators. debitel’s core business in Germany consists of providing access to the mobile voice and data services of the D1, D2 and E-Plus digital telecommunications networks. debitel has entered into long-term service provider contracts with the operators of those networks, T-Mobile, Vodafone D2 and E-Plus, under special license terms and conditions available to service providers. These agreements have been extended to UMTS, which will enable debitel to resell UMTS services as soon as they are launched commercially.

Back to Contents

debitel offers both contract and prepaid products in the mobile communications market. Under the contract products, the customer is billed for mobile phone services used during the prior month, paying both a monthly subscription fee and per call charges based on the length and type of calls made. In contrast, for prepaid products the subscriber pays a set price in advance for a SIM card that allows the subscriber to make calls up to the amount of time purchased.

The following table shows the number of debitel’s contract and prepaid subscribers in Germany for the periods indicated.

In thousands	Year Ended December 31,

	2000	2001	2002

Contract subscribers
Mobile postpaid subscribers	2,144	2,268	2,520
Other(1)	383	401	353
Mobile prepaid subscribers	3,847	4,978	4,856

Total number of subscribers	6,374	7,647	7,729

(1)	Includes subscribers for fixed-line and Internet services.

debitel also offers fixed-line telecommunications and Internet services and a variety of other services, including mobile data and content services. As a supplement to these basic services, debitel also offers its subscribers a variety of value-added services, including its messaging service MessageLine and, since 2001, new applications such as games, audio-messaging and logo editing.

debitel also generates revenue from the sale of handsets and merchandise, which include prepaid packages consisting of handsets, SIM cards and vouchers. In addition, debitel receives commissions from network operators for new subscribers acquired.

International

Through partly- and wholly-owned subsidiaries, debitel offers mobile and other telecommunications services in the Netherlands, France, Denmark and Slovenia. Some of these subsidiaries hold significant shares in their respective markets. In December 2002, debitel’s foreign subsidiaries together had 2.33 million customers representing 23% of debitel’s total customer base.

In the Netherlands, debitel offers mobile and fixed-line services through debitel Netherlands B.V. in which it holds a 100% interest. debitel Netherlands B.V. is the largest network-independent telecommunications provider in the Netherlands. In 2001, debitel acquired Talkline Netherlands, a Dutch company with a customer base of approximately 150,000. Effective September 1, 2002, Talkline Netherlands was merged with debitel Netherlands. At the end of 2002, debitel Netherlands BV offered services to 1.37 million customers, including the former customers of Talkline. debitel Netherlands cooperates with the Dutch network operators KPN and Vodafone (formerly Libertel). The contract with Vodafone could be extended to UMTS services. Since October 2002, debitel Netherlands, as an enhanced service provider, has also been cooperating with the Dutch network operator O2 Netherlands (formerly Telfort).

In France, debitel offers mobile services and products of FranceTelecom, S.F.R and Bouygues Telecom to approximately 174,000 customers under the debitel brand name through a wholly-owned subsidiary. In addition, debitel provides customer care services to approximately 330,000 customers of France Telecom. In February 2002, debitel France acquired a 95.54% stake in Videlec S.A., a French listed retail chain with 80 outlets all over France, and thereby extended the number of its own shops to 100.

debitel is also active in Denmark through debitel Danmark A/S in which it holds a 78.25% interest. Through debitel Danmark AS, debitel had 274,000 mobile customers and 98,000 fixed-line customers in Denmark at the end of 2002.

In Slovenia, debitel provided mobile services to 82,000customers in 2002 through a 52% owned subsidiary.

Back to Contents

Marketing and Distribution

While debitel is continually expanding its direct distribution efforts, it continues to depend significantly on indirect distribution channels for the marketing of its products and services.

As to its indirect distribution channels, debitel works primarily with the following distribution partners: the Metro group through its wholesale stores (Metro Cash & Carry), specialty stores (Media Markt, Saturn), and department stores (Kaufhof); ElectronicPartner, the largest association of consumer and communication electronics specialty retailers in Germany; Mercedes-Benz dealers; Ringfoto-Group, a German nationwide chain of photo and electronics stores, the telecommunication specialists Selectric, Chris Keim Com and mobilezone AG. debitel also distributes its products and services through a variety of mass and specialty retailers and seeks cooperation with other retail market leaders to achieve uniform and comprehensive coverage of all its customer segments. debitel’s indirect distribution network has approximately 5,000 active points of sale throughout Germany. debitel believes that by offering a single point of contact to its distribution partners, which would otherwise have to deal with several mobile network service providers, it enjoys a competitive advantage in addressing the retail market through indirect distribution channels.

debitel’s relationships with its principal indirect distribution partners are governed by cooperation agreements and distribution partner agreements which provide that debitel’s distribution partners will distribute debitel products and services on an exclusive basis. Currently, approximately 60% of debitel’s new customers are acquired through two distribution partners, Electronic Partner (EP) and Media-Saturn-Group. In 2002, debitel entered into a new five-year exclusive cooperation agreement with EP, which received a 2% stake in debitel as consideration for the exclusive distribution of debitel products. At the end of 2002, debitel entered into a short-term extension of its exclusive distribution agreement with Media-Saturn-Group and is currently negotiating a further extension.

Prepaid products and mobile communications equipment are also sold on behalf of debitel by Dangaard Telecom Holding A/S (“Dangaard”), in which debitel holds a 21.52% equity interest. Dangaard is one of the Europe’s leading distributors of mobile communications equipment in Europe. In 2002, debitel generated revenue in the amount of CHF 375 million (EUR 256 million) in connection with the delivery of prepaid products and hardware to Dangaard and had expenses in the amount of CHF 16 million (EUR 11 million) for Dangaard’s logistic services as well as commissions for hardware and advertising cost-refunds.

debitel has been building its direct distribution network to supplement its indirect distribution activities. This distribution network encompasses debitel’s shop-in-shop systems and centers as well as direct marketing activities. Under the “shop-in-shop” system, debitel sets up uniformly designed sales areas staffed by debitel’s own sales staff on the business premises of selected distribution partners. debitel has also established distribution points in heavily frequented city center locations that are staffed by debitel’s own sales force and offer a wide range of telecommunications services and hardware. Additionally, debitel has supplemented these efforts with direct marketing activities conducted via telephone and the Internet.

Competition

debitel continues to face significant competition from network-independent providers of fixed, mobile and Internet services, such as Talkline GmbH & Co. (“Talkline”), Hutchison Telecom GmbH (“Hutchison”) and Mobilcom AG (“Mobilcom”). Talkline, a wholly owned subsidiary of TDC Tele Denmark, focuses on residential customers. Hutchison, a wholly owned subsidiary of Orange, seeks to provide integrated fixed, mobile and Internet solutions. While Mobilcom has faced financial difficulties in 2002, it continues to compete with debitel as a mobile service reseller. In addition, debitel faces competition from network operators such as T-Mobile, Vodafone D2 and E-Plus. For several years, debitel has been trying to negotiate a contract with the fourth German GSM network operator O2, formerly VIAG Interkom. Legal proceedings have been instituted to require O2 to permit debitel to act as a reseller of its services. A judgment issued in favor of debitel was appealed by O2 and further legal proceedings are expected.

debitel also expects to face competition in the UMTS market from resellers. Mobilcom, which was one of the original German UMTS licensees, was recently forced to abandon its plans to build out a UMTS network due to financial constraints. debitel expects that Mobilcom will seek to position itself, like debitel, as an enhanced service provider.

Back to Contents

OTHER

Swisscom is also active in a variety of other businesses, which it accounts for in “Other”. These include mainly the sale of voice communication equipment through Swisscom Systems and the provision of IT services through Swisscom IT Services AG. In addition, Swisscom provides broadcasting and other services.

The following table sets forth external revenue for the periods indicated.

CHF in millions	Year Ended December 31,

	2000	2001	2002

Swisscom Systems	603	476	406
Swisscom IT Services	35	22	210
Swisscom Broadcasting	202	180	162
Billag	47	47	52
Other (1)	32	17	3

Total Other	919	742	833

(1)	Other revenue comprises revenue from Conextrade AG (which was integrated into Swisscom IT Services AG effective January 1, 2003), and in 2000 and 2001 revenue from All Wireless and S.p.A. Milano, which were sold in the course of 2001.

Swisscom Systems

Swisscom Systems provides a comprehensive portfolio of products and services in the field of private branch exchanges (PBXs). Customers range from small and medium-sized companies to companies with an extensive network of branch offices. Swisscom Systems offers a full range of products (with the option of purchase, rental or leasing), services & maintenance and outsourcing. Cooperation with leading manufacturers ensure delivery of high-end products and services and a long-term protection of investment. As of December 31, 2002, Swisscom Systems had 1,567 full-time employees.

Swisscom Systems sells its products directly to large and medium-sized enterprises. Smaller PBX systems are mainly distributed via indirect channels. Equipment manufacturers increasingly sell or rent their products directly through their own sales channels and, as a result, Swisscom Systems has experienced increasing pressure on prices for the sale and rental of equipment. In 2002, Swisscom Systems suffered from a declining demand for network and telephony equipment caused by the deteriorating economic situation, which has led many customers to postpone new investments in telecommunications equipment. Swisscom Systems has therefore initiated a major restructuring that will include the lay-off of 470 employees in 2003 and a rationalization of its product portfolio.

Competition. Swisscom Systems competes directly with equipment manufacturers and third party vendors. Its principal competitors in all customer segments are Alcatel and Siemens.

Swisscom IT Services

In December 2001, Swisscom acquired AGI IT Services AG (“AGI IT”), one of Switzerland’s leading IT service providers for financial services, and merged the business of AGI IT and its IT division, together with most of the former Swisscom ECS (Electronic Commerce Solutions), to form Swisscom IT Services AG. Swisscom holds 71.1% of the newly formed company with the balance held by AGI IT former shareholders, eight cantonal banks. As of December 31, 2002, Swisscom IT Services had 2,347 employees.

Swisscom IT Services offers end-to-end business solutions in the financial services and telecommunications industry. In addition to business solutions, Swisscom IT Services focuses on systems integration, outsourcing and IT infrastructure services, including desktop services and datacenter services.

Back to Contents

Swisscom IT Services’ customers are largely the Swisscom group companies and the eight cantonal banks, AGI IT’s former shareholders. Services to these customers are currently being provided pursuant to a master agreement which can be terminated beginning at the end of 2005. In 2002, Swisscom IT Services’ revenue associated with the eight cantonal banks totaled CHF 174 million. Swisscom IT Services has also begun to target new customer segments, including large and medium sized enterprises, with substantial local IT spending and governmental institutions.

Competition. In the professional services market, Swisscom IT Services competes with IBM, Hewlett-Packard, T-Systems, EDS, Real Time Center, Unicible and a number of local players.

Swisscom Broadcast

Swisscom operates a national network for the transmission and broadcasting of analog and digital signals for television and radio broadcasting. Such services are provided to the Swiss Broadcasting Corporation (Schweizerische Radio- und Fernsehgesellschaft) (“SRG”), a non-profit, private organization that is the main provider of public television and radio broadcasting in Switzerland.

Prior to January 1, 1998, Swisscom was required by law to provide such broadcasting services to SRG. Since January 1, 1998, the market for broadcasting services has been opened to full competition. In the absence of any other provider capable of offering nationwide broadcasting services, Swisscom was required to provide such services to SRG until December 31, 2002. Swisscom provides these services to SRG on freely negotiated commercial terms under a long-term contract with SRG that currently runs until 2005. In 2002, Swisscom was paid CHF 136 million to broadcast SRG programming.

On December 18, 2002, the Federal Council presented to the Swiss parliament a draft of a revised radio and television law which would require Swisscom to provide broadcasting services on a cost-oriented basis. Swisscom does not expect the revision of this law to have any economic effect until 2005 or 2006. Also in 2002, OfCom required Swisscom to reduce the fees it charges to local radio stations for the provision of telehousing services.

Billag

In addition to providing broadcasting services to SRG, Swisscom was required by law until December 31, 2002, to collect radio and television licensing fees on behalf of SRG and will continue to do so on a contractual basis until 2007. Swisscom collects such fees through Billag, a wholly owned subsidiary. In addition to collecting radio and television licensing fees, Billag collects certain copyright licensing fees and provides customer data management, invoicing and other services.

Other

Conextrade

Conextrade is Swisscom’s platform for business-to-business electronic-commerce transactions. Conextrade provides a hub for business-to-business trading partners as well as a broad range of electronic procurement and electronic commerce services to companies from a variety of industries. Conextrade was integrated into Swisscom IT Services AG effective January 1, 2003.

CORPORATE

Corporate includes Swisscom’s headquarter functions, group-company shared services and the real-estate company Swisscom Immobilien AG (“SIMAG”).

SIMAG

SIMAG manages Swisscom’s portfolio of real estate properties, some of which it leases to other group companies and, to a limited extent, to third parties. In addition, it provides facility management services, such as energy purchasing, and security and cleaning, for third parties as well as for internal use. For more information on Swisscom’s real estate, see “ – Property, Plant and Equipment”.

Back to Contents

PARTICIPATIONS

Český Telecom (formerly SPT Telecom in the Czech Republic). Swisscom owns a 49% interest and KPN owns a 51% interest in TelSource NV (“TelSource”), which holds a 27% stake in the Czech telecommunications company Český Telecom a.s. (“CT”). The other shareholders of CT are the Czech National Property Fund (“NPF”) with 51.1% and public shareholders. CT is the largest corporation listed on the Czech stock exchange. In 2002, CT realized consolidated revenue of CZK 52.9 billion (CHF 2.4 billion) and net income of CZK 4.3 billion (CHF 196 million).

CT provides local, national and international telephony and data services. CT also holds a 51% interest in EuroTel Praha s.r.o., the largest GSM mobile telephony operator in the Czech Republic. CT is the incumbent supplier of telecommunications services in the Czech Republic and had an exclusive right to provide international and inter-urban fixed-line voice telephony until 2001. In January 2001, the Czech telecommunications market was opened to competition in domestic and international telephony, with carrier selection, number portability and carrier pre-selection introduced in 2002.

On June 14, 2001, NPF and TelSource agreed on the terms of a joint sale of the majority of CT to a strategic investor or a consortium. In connection with this transaction, TelSource has a “tag along” right until 2005, which will entitle it to sell one half the number of shares sold by NPF in any strategic transaction or an equal number of shares in a capital market transaction. NPF has similar rights in the case of a sale of shares by TelSource. In November 2001, the Czech government launched a tender process for the sale of its remaining 51% stake in CT, subject to the tag along right of TelSource. On March 28, 2002, three interested parties submitted bids to the Czech government. Swisscom supported the consortium consisting of CVC Capital Partners and Spectrum Equity Partners in order to accelerate the privatization process. In August 2002, the Czech government decided to sell its stake to the consortium consisting of Deutsche Bank and TDC, subject to the condition that this consortium would reach an agreement with NPF. However, in November 2002, these negotiations failed and, in January 2003, the Czech government stated to suspend the privatization process until 2005.

Under the terms of the CT shareholders’ agreement and the CT license, CT was required to achieve certain development objectives relating to the build out of the network and the quality of service provided to its customers by the end of 2000. In June 2001, NPF and TelSource entered into a settlement agreement with respect to certain of these development objectives which CT had failed to achieve in time. In August 2002, NPF terminated the shareholders’ agreement with TelSource. As a result, the number of TelSource’s representatives on CT’s Board of Directors and Supervisory Board was reduced in each case from three to two (out of nine and fifteen, respectively). Under CT’s Articles of Association, TelSource continues though to have certain minority rights which require a three-quarter majority vote at the General Meeting.

Infonet Service Corporation/AUCS. Swisscom owns a 17.7% interest in Infonet Services Corporation (“Infonet”), which provides global voice, data and networking solutions, including managed networks, remote access services and Internet, Intranet, electronic commerce and messaging services to companies seeking to outsource their worldwide communications needs. In December 1999, Infonet was listed on the New York Stock Exchange and the Frankfurt Stock Exchange. Other than Swisscom, its principal shareholders are KPN, Telia, Telefonica SA of Spain (“Telefonica”), Telstra Corporation Limited (“Telstra”) of Australia and Kokusai Denshin Denwa Co., Ltd. (“KDDI”) of Japan.

Each of Infonet’s principal shareholders has entered into agreements with Infonet to distribute its services in their home markets. Swisscom is the exclusive distributor of Infonet services in Switzerland through Infonet Switzerland AG, in which Swisscom has a 90% interest. Revenue from its Infonet business is accounted for in Enterprise Solutions. Infonet also purchases certain services from Swisscom, as well as its other principal shareholders, on a non-exclusive basis.

Swisscom also owns a one-third interest in AUCS, a former joint venture between Unisource and AT&T, from which AT&T withdrew in 1999, and a one-third interest in WorldPartners Company, a consortium that originally consisted of Unisource and a group of major national telecommunications companies. Unisource was a joint venture between Swisscom and KPN Telecom BV (“KPN”) of the Netherlands and Telia AB (“Telia”) of Sweden. Unisource was dissolved in May 2000, with retroactive effect to January 1, 2000, under a Dutch legal demerger, and its assets, which comprised the shareholding in AUCS and WorldPartners, were distributed to its shareholders. In the course of the demerger, Swisscom transferred its shareholding in AUCS and Worldpartners to Swisscom Netherlands B.V. The WorldPartners partnership was wound up in 2002.

Back to Contents

Following the withdrawal of AT&T from AUCS, to ensure that their multinational customers would continue to have access to high-quality international voice, data and networking services, Swisscom and the other AUCS shareholders agreed to transfer management of AUCS’ voice, data and networking services business to Infonet, which managed the AUCS business for a three-year period until September 2002. Under the agreement, Infonet was entitled to receive management fees, and the former shareholders of Unisource were required to settle in proportion to their shareholding any losses incurred by AUCS over this three-year period. Swisscom’s capital contributions to AUCS in this period amounted to EUR 89.9 million. The former Unisource shareholders also committed to pay a bonus to Infonet if the accumulated loss incurred by AUCS remained under an agreed limit. As the loss did not reach this limit, the former Unisource shareholders paid to Infonet a first installment in the amount of EUR 56 million in December 2002 and a second installment in the amount of EUR 16 million in March 2003. Swisscom’s share of these payments amounted to EUR 18.7 million and EUR 5.3 million, respectively. The final settlement will be made on completion of the liquidation of all the AUCS companies, which is expected in 2004. In September 2002, Infonet exercised a call option to acquire the AUCS assets in the amount of EUR 1.5 million. These AUCS assets mainly consisted of equipment which Infonet needs to service former AUCS customers who were migrated to Infonet. After the termination of the management agreement between AUCS and Infonet on October 1, 2002, Swisscom, KPN and Telia began to liquidate AUCS’ remaining business activities. Swisscom and its partners KPN and Telia are jointly and severally liable for all remaining costs in winding down the business of AUCS. These costs will primarily consist of severance payments, lease terminations and tax liabilities. At December 31, 2002, Swisscom had a remaining provision in the amount of CHF 40.5 million which it believes is sufficient to cover all remaining expenses, including Swisscom’s share of the second installment and any final settlement which will be incurred in connection with its investment in AUCS.

On September 3, 2002, Swisscom was served with a Consolidated Class Action Complaint in connection with Infonet’s initial public offering. The complaint alleges that defendants made misrepresentations and omissions regarding AUCS in Infonet’s Form S-1 registration statement and the accompanying prospectus for its initial public offering and in other statements during the class period. Swisscom is unable at this time to predict the outcome of this litigation. As of this date, Swisscom does not believe that this litigation could reasonably be expected to have a material adverse effect on its consolidated financial statements. See “Item 8. Financial Information – Legal Proceedings”.

In 2002, Swisscom purchased services from Infonet and AUCS through Infonet Switzerland in the aggregate amount of CHF 42.9 million.

Other Participations. Swisscom holds various satellite consortia investments which it does not view as a core part of its business. In the satellite business Swisscom has participations in the recently privatized satellite operators Intelstat and Eutelstat and in the maritime communications satellite consortium Inmarsat.

Swisscom holds a 25% interest in Comfone which was formed in January 2000 with the merger of two of Swisscom’s subsidiaries, Swiss Clearline and Comfone. In April 2000, Swisscom sold 75% of its interest in Comfone via a management buyout. Comfone is now part of the Togewa-Group which specializes in state-of-the-art roaming solutions for wireless local data networks. Comfone provides network operators with special roaming solutions as well as a comprehensive range of products, such as data clearing and financial services. Comfone operates through over 200 international roaming agreements which Swisscom has concluded with mobile operators in more than 100 countries.

In November 2001, Swisscom, along with other leading Swiss companies, acquired a shareholding in Swiss International Airlines Limited (formerly Crossair) which acquired a major part of the assets of Swissair after it had entered into receivership in late 2001. Swisscom’s investment amounted to CHF 100 million. The value of Swisscom’s investment in Swiss declined between the date Swisscom committed to the purchase and the date of issuance and Swisscom recorded a charge of CHF 21 million in 2001. In 2002, the share price of Swiss declined significantly and Swisscom recorded an impairment charge of CHF 41 million.

Back to Contents

Divestments in 2002

UTA. In January 2002, Swisscom agreed to sell its 45.5% plus one share interest in the telecommunications service provider UTA Telekom AG (“UTA”) to the joint owner Vereinigte Telekom Österreich Beteiligungs GmbH (“VTÖB”), a holding company owned by eight Austrian regional electric utilities. At December 31, 2001, Swisscom had a loan outstanding to UTA in the amount of CHF 199 million. In connection with the sale of UTA, Swisscom waived its loan claims. Swisscom has no further obligations to UTA or any of the other shareholders. The closing of the sale took place on April 4, 2002.

Back to Contents

NETWORKS AND TECHNOLOGY

Overview

Swisscom owns and operates a number of fixed and mobile telecommunications networks to support its diverse range of products and services. Swisscom’s fixed-line network and almost all of its data networks are managed by Fixnet. Swisscom’s mobile networks are the direct responsibility of Mobile.

With respect to its fixed-line network, Swisscom continued and increased its efforts to reduce network redundancies, increase centralization and optimize key processes, such as provisioning and fault management. Reduction of network complexity and cost optimization are central aspects of Swisscom’s network strategy. At the same time, Swisscom follows a market-oriented approach to network planning and construction by optimizing the balance between proactive and reactive network investment. By adjusting its reserve capacity policy in accordance with the diverse requirements of individual geographic areas, Swisscom seeks to ensure that the level of reserve network capacity and corresponding pre-investments are market driven and managed according to the required level of provisioning service.

While Swisscom continues to follow a market-oriented approach to network planning and construction, it invests significantly in capacity enhancement, geographical roll-out and functional upgrades of its fixed-line broadband platform, which Swisscom believes will be a significant source of growth in the future. In 2002, Swisscom built out its ADSL network and reached a 95% coverage of the population of Switzerland by year-end. Despite a massive roll out, Swisscom faced bottleneck problems on its ADSL network in December 2002 and customers could not immediately be connected to the network. Swisscom will continue to invest in its broadband network throughout 2003. In 2002, Swisscom had capital expenditures of CHF 479 million relating to its fixed-line network.

With respect to its mobile network, Swisscom continues to make significant investments in infrastructure in order to maintain high quality of service and to increase capacity. In 2002, Swisscom had capital expenditures of CHF 295 million relating to its mobile network, of which CHF 19 million was devoted to the build-out of its UMTS network.

Fixed-Line Networks

Swisscom operates a highly sophisticated PSTN/ISDN network, principally for the provision of public voice telephony, and several data networks used for the provision of packet switched, frame relay and ATM data transmission services and IP communication. These networks are supported by Swisscom’s access networks and its extensive national and international transmission infrastructure.

While Swisscom is continuing to use its existing networks for voice and transport services, upgrading and optimizing them wherever necessary, it is also developing its broadband and IP capabilities. Swisscom intends to monitor industry trends and may consider migrating its network toward an alternative infrastructure in the future. To this end, Swisscom continues its close cooperation with major equipment suppliers in Europe and the U.S.

Access Networks. Swisscom’s access network is divided into 923 individual access networks. Each access network is subdivided into a primary and secondary access network, allowing the network to be configured in the manner optimal for reaching subscribers and bundling traffic.

The local loops which connect customers to Swisscom’s local exchanges use a variety of technologies, including copper, radio and fiber optic cable. As of December 31, 2002, 80% of all Swisscom subscriber lines, measured by cable length, were underground.

In 2000, Swisscom implemented a broadband connectivity service which connects end-customers to Swisscom’s IP backbone via xDSL technology in the local loop and allows Internet Service Providers to offer faster IP-based services to these same end-users. xDSL technologies operate, like ISDN, over existing copper lines, but offer higher speed and volume for data transmissions. In 2001 and 2002, Swisscom expanded its xDSL based broadband network in geographical reach, capacity and functionality, and introduced an upgrade of its xDSL hardware.

Back to Contents

Additional hardware upgrades are planned for 2003 which will further increase efficiency of the respective network components. The service is now available to 95% of the population of Switzerland giving Swisscom a decisive advantage over its cable based competitors.

Transmission Infrastructure. Swisscom’s domestic interexchange transmission system is 100% digital and, as of December 31, 2002, consisted of approximately 29,000 kilometers of fiber optic cable representing 860,000 kilometers of individual optical fibers. Capable of operating at speeds of up to 10 Gbit/s, fiber optic cable vastly exceeds the capacity of traditional copper cable or radio links. All of Swisscom’s exchanges have been connected with fiber optics.

Swisscom’s core network contains a synchronous digital hierarchy (SDH) transmission system and its regional network has SDH self-healing rings in select areas. SDH is a transmission standard for networks that use fiber optics, which allows for a simpler and more easily managed network with enhanced reliability. Swisscom also continues to use and maintain its plesiochronous digital hierarchy (PDH) infrastructure, which, in accordance with its investment policy, is not being proactively replaced. Further deployment of SDH in the access and regional networks will only occur where cost-effective and justified by market demand.

In 2001, Swisscom completed the construction of EOSNET, a European fiber-optic network for voice and data interconnection which provides end-to-end control between Switzerland and Swisscom’s points of presence in London, Frankfurt, Amsterdam, Paris, Brussels and Milan. EOSNET is based on dense wavelength division multiplexing and synchronous digital hierarchy technology. Through EOSNET, Swisscom has extended or connected its national transmission infrastructure into these neighboring countries. In line with the business strategy to handle fixed network activities solely out of Switzerland, Swisscom outsourced the facilities-based carrier in the United States and closed the local sales offices in Europe while keeping the network points of presence. New York is connected to the points on EOSNET network via wholly-owned capacity on the Atlantic Crossing 1 (“AC-1”) and TAT-14 fiberoptic cable.

Swisscom’s international transmission infrastructure consists of terrestrial and submarine cable transmission systems. Swisscom’s national network is directly linked to approximately 111 other telecommunications service providers in 86 countries. The majority of European carriers have been connected via terrestrial networks, with submarine cables being used wherever required. Intercontinental links from Switzerland have been realized wherever possible using submarine cables.

Swisscom is an investor in about 80 submarine cables worldwide. In addition to investments in a number of smaller cables in Europe (e.g., in the English Channel, North Sea and Mediterranean), Swisscom has important investments in the major submarine cables TAT-9, TAT-10, TAT 11, TAT-12/13, TAT-14 and AC-1 in the Atlantic and SEA-ME-WE3.

Starting in 2003, Swisscom will gradually consolidate its international network by reducing the number of sea cables (e.g., by early suspension of TAT-9, TAT-10, TAT-11). Traffic on these routes will be moved to TAT-14 and EOSNET. In this way, Swisscom expects to improve the efficiency of the international operations and increase the usage of Swisscom-owned infrastructure without reducing its quality of service.

PSTN/ISDN Network. Swisscom’s domestic network connects virtually all Swiss homes and the vast majority of Swiss businesses, with traffic routed, at December 31, 2002, through 766 remote subscriber switches, 206 local exchanges and 2 x 18 transit exchanges. These switches, and Swisscom’s 2 x 2 international gateway switches in Zurich and Geneva, are connected by Swisscom’s transmission infrastructure.

Swisscom’s ISDN service, which is fully integrated with the PSTN, is based on the ETSI (European) standard. Swisscom is capable of providing ISDN service to 100% of its customers. The Swisscom PSTN/ISDN network offers a high level of quality and security. With four-fold redundancy built into the core network on the transmission layer and two-fold redundancy on the switching layer, Swisscom is able to ensure a very high level of availability.

Back to Contents

The PSTN/ISDN network is based on switches and network elements from three vendors: Ericsson, Siemens and Alcatel. This configuration significantly adds to network complexity and operational costs. After careful evaluation and in light of Swisscom’s re-assessment of its network migration program, Swisscom plans in 2003 and 2004 to reduce this complexity by phasing-out the Alcatel platform which is the smallest (in terms of customer ports) of the three. At the same time, Swisscom intends to upgrade the remaining Siemens and Ericsson switches in order to allow longer usage.

On the top of its network switches, Swisscom operates an intelligent network platform, which supports a range of value-added services by associating advanced computer technologies with traditional switching techniques.

Data Networks. Swisscom owns leased line networks on a managed and unmanaged basis. Swisscom also operates a number of switched data networks used principally for the provision of packet switched (X.25), frame relay and ATM data transmission services. Swisscom also operates three IP platforms.

Swisscom operates a number of platforms which it can use for the provision of leased lines and managed bandwidth services. These include a dedicated multiplexing platform used for leased lines in the range from below 64 kbit/s up to 2 Mbit/s. Swisscom’s PDH platform supports unmanaged leased lines in the range from 2 Mbit/s up to 34 Mbit/s, whereas its SDH platform supports managed and unmanaged services starting at 2 Mbit/s up to 155 Mbit/s and in some cases even up to 622 Mbit/.

Swisscom’s various networks offer different transmission speeds. The traditional packet switched networks provide transmission speeds up to 128 kbit/s and are based on the X.25 protocol. The frame relay network provides variable bandwidth and operates at transmission speeds between 64 kbit/s (low capacity) and 34 Mbit/s (high capacity). The ATM network operates at transmission speeds of up to 155 Mbit/s.

On top of the frame relay and ATM platforms Swisscom often handles IP applications, meaning that frame relay and ATM are used as transport medium for IP traffic. For instance, when a Bluewin subscriber logs on to the Internet using a dial-up connection, the call is routed to IP traffic over the ATM network to central IP switches in Zurich.

Swisscom also operates a genuine, state-of-the-art IP network based on Cisco equipment which uses multi-protocol label switching technology. This technology allows data packets to be prioritized for more efficient transmission on the backbone which interconnects Internet service providers to local ADSL customers and also for IP-based LAN interconnection services for corporate customers. However, the use of this technology is still limited as both the sender and the recipient of the prioritized information need to be equipped with an IP multi-protocol label switching network.

The following table provides selected information at the dates indicated relating to Swisscom’s principal data transmission networks.

	At December 31,

	2000	(1)	2001	(1)	2002	(1)

X.25 ports	6,509		6,049		4,317
Frame relay ports	6,700		6,051		5,443
Leased lines less than 2Mb	66,296		55,411		42,640
Leased lines equal to or higher than 2Mb	10,400		13,064		18,300
ATM ports	337		348		393
IP-services
Total ports IP data services (2)	2,500		10,300		16,320
Total ports IP broadband access	538		39,400		214,787

(1)	Data includes Swisscom’s internal usage.
(2)	Mainly LAN interconnecting services for business customers, including 14,214 ADSL ports in 2002.

Back to Contents

Mobile Telecommunications Network

Swisscom currently operates one national mobile telephony network, capable of providing service to over 99% of the populated areas in Switzerland. Swisscom’s current mobile network is a digital mobile dual band network, based on the international GSM standard, that operates at both 900 MHz and 1800 MHz. Swisscom currently operates 13.6 MHz in the 900 MHz band and 12.4 MHz in the 1800 MHz band. The state of the art network architecture allows Swisscom to extend its network in a very flexible, market driven and cost optimized way.

Swisscom’s mobile network consists of base transceiver stations, base station controllers and mobile switching centers. The base transceiver stations transmit calls to and from mobile handsets. The base station controllers relay calls between the base transceiver stations and mobile switching centers, which in turn are connected to the PSTN and ISDN network.

The following table shows data relating to Swisscom’s mobile network at the dates indicated.

	At December 31,

	2000	2001	2002

Base Transceiver Stations	3,513	3,969	4654
Base Station Controllers	33	37	40
Mobile Switching Centers	29	31	32

In 2002, Swisscom implemented 377 in-house projects, in particular at airports, hotel and conference centers, installing special GSM repeaters with dedicated Base Stations ensuring optimized reception quality. Furthermore, Swisscom improved coverage in trains throughout Switzerland with the implementation of repeaters in trains and the installation of cables in tunnels. Network capacity increased by 20% in 2002.

The design of the core network allows for the efficient integration of new technologies such as GPRS and UMTS.

HSCSD. In April 2001, Swisscom launched high speed circuit switched data (HSCSD) services. HSCSD is a data transmission standard for GSM mobile phone networks. Like ISDN, HSCSD technology is based on the principle of traffic channel bundling. It is currently possible to bundle up to four channels corresponding to a data transmission rate of 57.6kbit/s. Additional network access servers were implemented as interfaces for the connection of the mobile network to the fixed-line network.

GPRS. In 2001, Swisscom also completed implementation of general packet radio service (GPRS) technology in the network. GPRS is a new standard for data transfer on GSM mobile phone networks and utilizes “packet switching” technology. This means that data is divided up into small packets and sent in a similar way to data transmission on computer networks or when surfing on the Internet. With this technology the user is always online and can send and receive data any time. In 2002, Swisscom improved the stability and performance of the whole GPRS-network by implementing additional software releases. At the end of 2002, Swisscom had six GPRS switching locations. In February 2002, Swisscom launched its first GPRS service with data capacities of up to 50 kbit/s.

UMTS. In December 2000, Swisscom was awarded one of four universal mobile telecommunication system (UMTS) licenses auctioned in Switzerland, for which it paid CHF 50 million. The license took effect on January 1, 2002 and will be valid for 15 years. Swisscom received one Frequency Division Duplex Channel and one Time Division Duplex Channel in the allocated Frequency Band of 2.1 GHz. UMTS is a third generation mobile radio system that creates additional mobile radio capacity and enables broadband media applications while also providing high speed Internet access. In December 2001, Swisscom successfully tested UMTS calls on its pilot network. The network build-out is proceeding according to schedule. Swisscom has opened its UMTS network to a limited user group in order to test new data services. Timing of the launch of commercial UMTS services will depend primarily on the availability of appropriate dual mode (GPRS/UMTS) handsets.

Back to Contents

Swisscom is investing in its mobile network to upgrade its existing network to support UMTS technology in accordance with the terms of its UMTS license. Other projects include building an additional 500 base stations and extending the reach of the network’s dual-band capability. Swisscom expects to make significant additional investments over the next several years in connection with the further build-out of its UMTS network.

In December 2002, Swisscom launched a public wireless LAN (PWLAN) service with 100 access points throughout Switzerland which are set up at locations with high volume of traffic such as hotels and conference centers. PWLAN is a complementary wireless broadband Internet access for such public hotspots. Swisscom intends to extend the PWLAN network by approximately 200 additional hotspots in 2003.

Broadcasting Networks

Swisscom operates a terrestrial broadcasting network including a wireless backbone with over 2,600 radio and television transmitters in 600 different locations. These transmitters distribute all national and regional programs of the SRG. See “– Other – Swisscom Broadcast”. Swisscom also operates approximately 60% of the transmitters used by private broadcasters in Switzerland.

Back to Contents

PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2002, Swisscom owned real property with an aggregate net book value of CHF 1,099 million. Of this amount, CHF 711 million relates to property which Swisscom uses under the leaseback contracts described below. Such property was not subject to any mortgages or other security interests as at such date. See “Item 7: Major Shareholders and Related Party Transactions – Relationship with the Swiss Confederation”. Substantially all of Swisscom’s properties are used for telecommunications installations, research centers, service outlets and offices.

Swisscom’s real estate portfolio is managed by real estate professionals with a view to realizing value from the portfolio. Swisscom sold a total of 196 buildings, which generated a pre-tax profit of CHF 568 million in 2001. For a part of the buildings sold Swisscom has entered into leaseback contracts, some of which have been qualified as finance leases. The gain from the sale of these buildings, CHF 239 million, will be recognized in income over the duration of these leasing contracts. The move by Swisscom to dispose of parts of its real estate portfolio is aimed at allowing the company to focus on its main business activities.

Swisscom is also implementing a strategy to reduce its real estate management costs. Swisscom has outsourced certain real estate management functions, especially cleaning and maintenance. Having steadily declined from 1,155 in 1998 to approximately 400 at the end of 2000, the number of full time equivalent employees associated with real estate management functions remained stable in 2001 and 2002. In addition to reducing personnel costs, Swisscom is optimizing its use of floor space by reducing the standard office floor area, as well as the space currently devoted to other business functions, particularly in its distribution channels. Consolidation of certain business activities and further workforce reductions will free up office and other space, the majority of which Swisscom expects to rent out to third parties. In conjunction with the provision of facility management services to these lessees Swisscom expects to generate additional income. See “ – Other – Corporate – SIMAG”.

Back to Contents

RESEARCH AND DEVELOPMENT

Swisscom believes that continued research and development activities enhance its competitiveness. Swisscom currently focuses its research and development efforts on three main areas: (1) extending its range of communication services by exploiting the increasing convergence of telecommunications and information technology; (2) enhancing quality of service and customer care; and (3) network technology, particularly on achieving cost efficiencies, responding quickly to changing demands.

Swisscom monitors on a continuous basis the consortia that develop technologies and applications that serve as industry-wide standards, such as global system for mobile telecommunications (GSM), universal mobile telecommunications system (UMTS), wireless local area network (WLAN), moving picture experts group (MPEG) and participates in a number of international organizations.

Swisscom’s research and development in the area of new communication services includes programs to develop (1) advanced and media enriched converged communication services using packet switched telephony (voice over IP, Instant Messaging) and advanced voice processing technologies including speech recognition, synthesis and speaker verification, (2) new software technologies for ubiquitous Internet services, including location-sensitive services, and personal and business portal services, (3) security services for fixed-line network and mobile operators, (4) content based billing for broadband services, (5) future wireless broadband services offered with general packet radio service (GPRS), UMTS and Wireless LAN Radio access technologies and (6) next generation information and entertainment services based on multimedia technologies for xDSL, GPRS, UMTS and WLAN networks including content delivery, user needs and next generation devices.

In the area of enhancing quality, customer care and customer contact processes, Swisscom has started using distributed multi-channel call centers with access via traditional contact points and through Internet-based applications. Strategies and technologies to implement 1-to-1 marketing and personalized sales channels are currently being explored. In addition, Swisscom is developing new customer analysis methods based on data- and web-mining technologies that, in the future, will allow Swisscom to tailor its services to the specific profiles of its individual customers. If successful, these new technologies are expected to lead to a more efficient allocation of resources and an increase in customer loyalty.

A significant portion of Swisscom’s research and development budget is also devoted to its network operations. In addition, Swisscom is exploring new network technologies in the access area of its fixed network (e.g., xDSL, FTTH, 10 Gigabit Ethernet and end-to-end Ethernet services, IP over optical layer, peer-to-peer networking, home networks), as well as preparing for the migration of its mobile network to a next generation platform offering seamless services accessed through a variety of technologies (e.g., GPRS, UMTS, WLAN, Bluetooth, HyperLan).

Swisscom has a number of relationships with industrial partners, universities, institutes and other research labs. In particular, Swisscom has been involved in joint research projects in the context of Eurescom. Under these initiatives, Swisscom and its partners cooperate in carrying out joint projects and by sharing research and development results.

Swisscom has a variety of patents and licenses to protect its investments. No single patent or license is material to its business.

Back to Contents

REGULATION

Overview

The regulatory framework governing telecommunications services in Switzerland was established with the entry into effect on January 1, 1998 of the Telecommunications Act. The Telecommunications Act and the implementing ordinances thereunder opened domestic and international public fixed-line telephony in Switzerland to full competition and provided for the granting of national mobile telecommunications licenses to new competitors, as well as to Swisscom. Switzerland is not a member state of the EU and therefore is not subject to EU legislation relating to telecommunications. However, the deregulation of the Swiss telecommunications market has moved in parallel with deregulation in the EU, and EU directives and implementing legislation in various EU countries have served as points of reference for the development of the Swiss regulatory regime.

In July 2002, the Federal Council proposed significant amendments to the Telecommunications Act and to the Telecommunications Ordinance (Verordnung über Fernmeldedienste), which is the principal ordinance on telecommunications services. The proposed amendments to the Telecommunications Act and the Telecommunications Ordinance were intended to bring the Swiss telecommunications regulatory regime in line with recent regulatory developments in the EU. They were also intended to address certain perceived shortcomings in the existing legislation. In March 2003, the Federal Council adopted amendments to the Telecommunications Ordinance and modified its proposed amendments to the Telecommunications Act.

The Telecommunications Act is intended to ensure that (1) reliable universal service is provided at affordable prices to the entire population of Switzerland; (2) telecommunications traffic is free from interference and respects personal and intellectual property rights; and (3) effective competition in the provision of telecommunications services is allowed to develop. Important features of the current regulatory framework include:

•	Open Competition Subject to Licensing and Notification Requirements. A basic principle of the Telecommunications Act is to permit open competition in telecommunications services, subject to licensing and notification requirements. With limited exceptions, anyone who provides telecommunication services and thereby independently operates a significant portion of the telecommunications installations used to provide transmission and anyone who wishes to make use of radiocommunication frequencies must obtain a license from the regulatory authority. Anyone meeting the conditions for a license application is entitled to receive a license, subject to frequency availability in the case of a license to use radiocommunication frequencies. Anyone who provides telecommunications services without being required to obtain a license must notify the regulatory authority. At the end of 2001, more than 300 operators had been licensed or registered under this requirement.

•	Swisscom to Provide Universal Service Until December 31, 2002. As a transition measure under the Telecommunications Act, Swisscom was required to provide Universal Service throughout Switzerland until December 31, 2002. In June 2002, ComCom renewed Swisscom’s Universal Service license for another five year term. Under the terms of the new license, ISDN access is part of Universal Services and is now subject to a price ceiling.

•	Price Ceilings on Universal Service. Under the terms of its Universal Service license, Swisscom may not increase the prices charged for certain specified Universal Services above the price ceiling for each such service set forth in the regulatory ordinance. With effect from January 1, 2003, ISDN has been included within the Universal Service and the provision of ISDN access is subject to a price ceiling. The price ceilings limit Swisscom’s ability to rebalance tariffs by increasing prices for services such as basic access or local telephone calls, although the ordinance does not restrict Swisscom from offering selective discounts in connection with tailored service packages or to particular customer segments.

•	A Market-Dominant Service Provider Must Allow Interconnection to its Network. A telecommunications service provider that is dominant in a particular market must allow interconnection to its installations and services by other service providers on a non-discriminatory basis, and in particular may not put other service providers in a worse position than its internal departments or affiliates. The Telecommunications Act and ordinances require a market-dominant service provider to publish a standard offer of interconnection services, and contemplate that the market-dominant provider and those providers seeking interconnection will reach negotiated interconnection agreements, failing which the regulatory authority is empowered to determine the interconnection conditions. See “Item 8: Financial Information –Legal Proceedings”.

Back to Contents

•	Interconnection Prices. In any market where an operator is deemed to be dominant, it must set its prices for the relevant interconnection service in a transparent and cost-oriented manner. Since January 1, 2000, such prices have had to be based on the long-run incremental cost of providing the interconnection service, which may include an appropriate return on capital employed.

•	Carrier Selection. In order to promote competition in national and international telephony services, public fixed-line telephony service providers are required to provide their users with the ability to select their desired national and international service providers on both a call-by-call basis (using a five-digit number prefix) (known as “easy access”) and a pre-selection basis for all calls (subject to call-by-call override) (known as “equal access”). Mobile telephony service providers are currently required to provide their users with the ability to select their desired international service provider on an easy access basis only.

•	Number Portability. Under “number portability”, public telephony service providers, mobile telephony service providers and providers of certain services such as toll-free numbers must allow customers who switch to another service provider within the same category of service to retain the same telephone number. The cost of implementing number portability is borne by each service provider. The original service provider may charge a fee to the new service provider to cover the direct administrative costs of connection for a particular customer change.

Important features of the recently adopted amendments to the Telecommunications Ordinance and of the proposed amendments to the Telecommunications Act include:

•	Unbundling of the Local Loop and Interconnection to Leased Lines. Under the recently adopted amendments to the Telecommunications Ordinance, effective April 1, 2003, Swisscom is required to offer unbundled access to its local loop, as well as interconnection to leased lines, on a cost-oriented basis. Swisscom believes that these changes require an amendment to the Telecommunications Act. The Federal Council has also proposed corresponding amendments to the Telecommunications Act.

•	Additional Requirements Applicable to Market-Dominant Service Providers. Under proposed amendments to the Telecommunications Act, market-dominant service providers will be required to offer “access” and not just “interconnection” to its installations and services on a cost-oriented basis. The “access” concept, which is more general than “interconnection”, is intended to cover unbundling of the local loop and interconnection to leased lines, but also to provide the legal basis for requiring market-dominant service providers to provide access to any other relevant installation or service on a cost-oriented basis.

•	Elimination of Licensing Requirement to Reduce Barriers to Entry. Under a proposed amendment to the Telecommunications Act, the existing requirement that telecommunications service providers obtain a license to provide most services would be eliminated.

The existing Telecommunications Act sets forth an overall regulatory framework and provides for the promulgation of ordinances establishing more detailed rules. The Federal Council has issued a number of ordinances, the most important of which is the Telecommunications Ordinance (Verordnung über Fernmeldedienste), which covers licensing conditions and procedures, universal service requirements (including price ceilings), usage of land in public use, interconnection, telecommunications confidentiality and privacy requirements, services in extraordinary circumstances such as civil defense and other matters. The Federal Council has also issued the Frequency Management and Radio Licenses Ordinance (Verordnung über Frequenzmanagement und Funkkonzessionen), as well as ordinances concerning signal protocols and numbering systems, telecommunications installations and fees. ComCom has issued an ordinance under the Telecommunications Act specifying requirements for number portability and carrier selection. OfCom and the Department of Environment Transport, Energy and Communication (Eidgenössisches Departement für Umwelt, Verkehr Energie und Kommunikation) (“UVEK”) have also issued ordinances under the Act.

Many important matters of regulatory policy were not resolved by the Telecommunications Act, having been left to the legislative bodies and regulatory agencies responsible for the promulgation of such ordinances. As has occurred in other countries, legal challenges concerning the application of the Telecommunications Act and the interpretation of the ordinances promulgated thereunder have arisen and may continue to arise. This is one of the reasons why the Federal Council intends to revise the existing regulatory framework. While amendments to the Telecommunications Act have to be approved by the Parliament and therefore take considerable time, ordinances can be amended or revised quite quickly.

Back to Contents

Regulatory Authorities

Under the Telecommunications Act, responsibility for regulation of the telecommunications sector and the promotion of fair and open competition has been allocated among several regulatory bodies. The two principal regulatory bodies under the Telecommunications Act are the Federal Office for Communication (Bundesamt für Kommunikation) (“OfCom”) and the Federal Communications Commission (Eidgenössische Kommunikationskommission) (“ComCom”). OfCom is responsible for day-to-day oversight of the telecommunications sector and answers to UVEK and the Federal Council, as well as to ComCom. ComCom is an independent regulatory agency which is vested with decision-making authority in the telecommunications sector. The Federal Council has also delegated certain limited powers to UVEK.

OfCom was created by the Swiss Telecommunications Act of 1992, which separated the principal regulatory functions of Swiss Telecom PTT from its commercial operations and transferred those regulatory functions to OfCom, whose senior officers are appointed by the Federal Council. Under the Telecommunications Act, all residual regulatory functions of Swiss Telecom PTT were transferred to OfCom. OfCom’s duties include supervising compliance by license holders with the Telecommunications Act and the ordinances thereunder, as well as with the terms and conditions of their respective licenses, proposing terms of interconnection to ComCom for approval in cases where the parties fail to agree on interconnection terms, managing the radiocommunication frequency spectrum, managing signal protocols and numbering systems, and issuing certain technical and administrative regulations. OfCom’s responsibilities also include proposing the text of any amendments to the ordinances for approval by the Federal Council, UVEK or ComCom, as the case may be. Decisions made by OfCom may be appealed before an Appeals Board (Rekurskommission). OfCom also represents Switzerland in specific international bodies and consortia, such as the ITU, Intelsat, Eutelsat and Inmarsat. In order to separate the role of the Confederation as shareholder from its role as regulator, the Telecommunications Act created ComCom as a fully independent regulatory agency, and provided that ComCom would have responsibility for all matters affecting the development of competition in the telecommunications market. ComCom acts as the exclusive licensing authority under the Telecommunications Act, rules on the terms of interconnection in cases where the parties are unable to reach agreement, has the power to obligate a license holder to provide Universal Service if the request for tenders fails to result in adequate Universal Service coverage, and approves the national radiocommunications frequency allocation plan and the national numbering plans. The Telecommunications Act allows ComCom to delegate responsibility for certain tasks to OfCom. ComCom has delegated responsibility for granting all licenses to be granted without bidding procedures to OfCom. OfCom must take direction from ComCom, which cannot be overruled by UVEK or the Federal Council in respect of any matter falling within the sphere of its regulatory authority. The members of ComCom, who must be independent specialists, are appointed by the Federal Council to four-year terms. ComCom members may not be removed once appointed, but the Federal Council has the right not to renew the appointment of a member upon the expiration of his term. Decisions of ComCom may be appealed to the Swiss Federal Supreme Court.

UVEK retains certain limited roles under the Telecommunications Act. In the Telecommunications Ordinance, the Federal Council has delegated to UVEK the power to regulate the provision of Universal Service in remote areas. In addition, UVEK has the right to order the expropriation of private property for the establishment of telecommunications installations if in the public interest. UVEK also fixes the amount of administrative charges necessary to cover the expenses of the regulatory authorities.

Licensing and Notification Requirements

The Telecommunications Act requires that anyone who provides telecommunication services and thereby independently operates a significant portion of the telecommunications installations used to provide transmission must obtain a license. In addition, licenses are required for users of the radiocommunication frequency spectrum and for an operator with Universal Service obligations. Anyone who is a provider of telecommunications services in any other way must notify OfCom, but is not required to obtain a license. Under the proposed amendments to the Telecommunications Act, licenses would only be required for service providers with a Universal Service obligation and for users of radio frequencies.

Back to Contents

Under the existing Telecommunications Act, telecommunications services are subject to such licensing and notification requirements if they involve the electrical, magnetic, optical or electromagnetic transmission of information for third parties over lines or radio waves. The Telecommunications Ordinance excludes service providers from such licensing and notification requirements who transmit information solely (1) within a corporate network, (2) within a building or (3) on a single property or on two adjoining or separated properties. In addition, a pure reseller or broker of telecommunications services is not considered a “provider of telecommunications services” under the Telecommunications Act and is therefore not required to satisfy the licensing or notification requirements. A provider of international telecommunications services whose services are provided through a connection in Switzerland with another carrier is not required to satisfy the licensing or notification requirement if the carrier through which it is connected meets such requirement.

In general, anyone meeting the conditions for a license application, subject to the availability of frequencies in the case of a license to use radiocommunication frequencies, is entitled to receive a license. Conditions include the requirement that the applicant have the necessary technical capabilities, and that the applicant provide assurances that it will comply with the Telecommunications Act, the ordinances thereunder and the terms of the license, respect Swiss labor law and maintain working conditions customary for the industry. ComCom may also impose other conditions in particular situations. An applicant incorporated in a foreign country may be denied a license if its home country law does not provide reciprocal treatment. Licenses are granted for specified periods determined by ComCom by reference to normal market and industry standards for the recovery of investments.

Licenses for the use of radiocommunication frequencies are subject to availability, taking into account the national frequency allocation plan, and must not eliminate or constitute a serious obstacle to effective competition unless an exception can be justified on grounds of economic efficiency. In questions relating to effective competition, ComCom may consult with the Competition Commission. Radiocommunication frequency licenses are normally to be granted on the basis of an open request for tenders if there are not enough frequencies to meet all applicants’ present and future needs. As discussed below under “Mobile Telecommunications”, ComCom has adopted a frequency allocation plan under which there are three national mobile telephony licenses, consisting of two new licenses awarded through a competitive process based on designated criteria and the mobile telephony license automatically granted to Swisscom pursuant to the Telecommunications Act.

Under the Telecommunications Act, the regulatory authorities require the payment of administrative charges to cover their expenses. For 2002, Swisscom was required to pay charges of CHF 10 million, such amount including license fees and fees for the use of radiocommunication frequencies and numbering/naming/addressing elements. The Federal Council has fixed lower fees for the use of radiocommunication frequencies. Under the proposed amendments to the Telecommunications Act, ComCom would be entitled to levy certain additional charges.

Under the Telecommunications Act, a failure on the part of a licensee to abide by the terms of applicable law, including the Telecommunications Act, the ordinances thereunder and the terms of the license, may be sanctioned by ComCom. Such sanctions may include the suspension, revocation or withdrawal of the license. In addition, to the extent that a provider of telecommunications services fails to comply with the terms of its license or with a decision having force of law, such service provider may be required to pay a monetary penalty equal to up to three times the amount of any gain resulting from such failure to comply. In the event such gain cannot be determined or estimated, the service provider may be required to pay up to 10% of the amount of its revenue in the prior year in Switzerland.

Universal Service

One of the principal objectives of the Telecommunications Act is to ensure that an affordable Universal Service is provided to all sections of the Swiss population. Under the Telecommunications Act transition provisions, Swisscom was required to provide Universal Service throughout Switzerland until December 31, 2002. In June 2002, ComCom renewed Swisscom’s Universal License for another five year term. In its bid for the new license, Swisscom renounced the right to receive contributions from other telecommunication service providers for providing Universal Service. However, Swisscom stipulated that its bid was based on the regulations then in effect and that a reevaluation would be required if the regulations were changed, and in particular if Swisscom were required to offer unbundled access to its local loop. Competitors of Swisscom are free to offer some or all of the services included in Universal Service.

Back to Contents

The Telecommunications Ordinance, as amended in October 2001, defines “Universal Service” as comprising the following services:

•	basic access, consisting of a network connection that enables users to make national and international telephone calls in real-time as well as telefax and data connections with data transmission rates appropriate for Internet access, and entry in the public telephone subscriber directory;

•	additional services, consisting of information concerning unsolicited calls, call forwarding, suppression of caller identification, billing information, and blockage of outgoing calls;

•	emergency call services, including routing to the competent authority, with the ability to determine the caller’s location;

•	directory services, including access to Swiss subscriber directories in electronic form or through voice information in each official Swiss language;

•	public payphones in sufficient number around the clock for in and outgoing national telephone calls and outgoing international telephone calls, each in real time, with access to emergency call services and to telephone directories in each official Swiss language;

•	transcription services for the hearing-impaired; and

•	directory and connection services for the blind and seeing-impaired.

The Federal Council is authorized periodically to add new services to the Universal Service obligation in accordance with social and economic requirements and technological developments. Since January 1, 2003, Swisscom has been required to provide digital access, in addition to analog access, based on ISDN or its equivalent, capable of supporting two simultaneous connections and three different access numbers.

Price Ceilings for Universal Service

The Telecommunications Act provides that the Federal Council is periodically to fix upper limits for the prices of Universal Service. In periodically determining such tariff ceilings, the Federal Council is to strive to set tariffs that are not dependent on distance. The ceilings are to apply uniformly over the entire region covered by the license and are to be determined in light of the development of the market.

In the Telecommunications Ordinance, the Federal Council established price ceilings for specified Universal Services, effective January 1, 1998. In amending the Telecommunications Ordinance in October 2001, the Federal Council imposed new price ceilings for the services comprised within Universal Service, which took effect on January 1, 2003, including a price ceiling on ISDN. In the case of PSTN access, the price ceiling was not changed. These new conditions on the Universal Service license are expected to remain in effect until at least 2007.

The following table sets forth the price ceilings (excluding VAT) which took effect on January 1, 2003:

Maximum charge activation	CHF 40.00
Basic Access Line Rental Charge – PSTN	CHF 23.45
Basic Access Line Rental Charge – ISDN	CHF 40.00
Public Payphone Additional Per Minute Charge	CHF 0.19	(1)

	Peak	(2)	Off-peak(3)	Night(4)

National Traffic Tariffs (per minute charge)	CHF 0.11		CHF 0.09	CHF 0.06

(1)	Except calls to helplines 143 or 147, for which a per use toll of CHF 0.50 applies. Traffic charges for calls from public payphones must be the same as for calls from private homes.
(2)	Monday to Friday from 8:00 a.m. to 5:00 p.m.
(3)	Monday to Friday from 6:00 a.m. to 8:00 a.m., 5:00 p.m. to 10:00 p.m., as well as on Saturdays, Sundays and holidays from 6:00 a.m. to 10:00 p.m.
(4)	Daily from 10:00 p.m. to 6:00 a.m.

Back to Contents

Swisscom has stated that the current ceiling on basic access (PSTN) is too low to enable it to recover its costs in providing the service.

Because price ceilings have been established separately for each Universal Service component, as opposed to establishing a single price cap for all such services taken together, Swisscom is limited in its ability to rebalance tariffs by increasing the tariff for access service to compensate for reduced traffic tariffs. However, the Ordinance does not restrict Swisscom from offering selective discounts in connection with tailored service packages or to particular customer segments, and Swisscom is also free to raise prices for a particular service at any time up to the then-applicable price ceiling. In addition to the price ceilings established by the Federal Council, Swisscom is subject to certain consumer price legislation in setting its prices. The level of prices charged by a market-dominant telecommunications service provider can be subject to review by the Supervisor of Prices (Preisüberwacher) under the Federal Act on the Supervision of Prices of December 20, 1985 (Preisüberwachungsgesetz).

Interconnection by a Market-Dominant Provider

The Telecommunications Act provides that a telecommunications service provider that has a dominant position in a particular “market” must provide interconnection to other telecommunications service providers on a non-discriminatory basis and in accordance with a transparent and cost-oriented pricing policy, stating the conditions and prices separately for each interconnection service. The Telecommunications Act authorized the Federal Council to determine the principles governing interconnection.

Under the proposed amendments to the Telecommunications Act, market-dominant service providers will be required to offer “access” and not just “interconnection” to its installations and services on a cost-oriented basis. The “access” concept, which is more general than “interconnection”, is intended to cover unbundling of the local loop and interconnection to leased lines, but also to provide the legal basis for requiring market-dominant service providers to provide access to any other relevant installation or service on a cost-oriented basis.

The Telecommunications Act and ordinances do not define what the relevant “markets” are for purposes of this interconnection requirement. Under the Telecommunications Act, OfCom is required to consult the Swiss Competition Commission (Wettbewerbskommission) to determine whether a provider has a dominant position in a “market”. Under the Swiss Cartel Act, an enterprise is deemed to have a dominant market position if it is able, as regards supply or demand, to behave in a substantially independent manner with regard to the other participants in the market. Market share is only one among several criteria for assessing whether or not an enterprise has a dominant market position.

Under the amendments to the Telecommunications Act originally proposed in July 2002, ComCom would have been given the power to define relevant markets for the purpose of determining market dominance and to designate telecommunications services providers as market dominant. The Federal Council withdrew this proposed amendment in February 2003.

In the Telecommunications Ordinance, the Federal Council has specified that a market-dominant provider must provide access to the necessary equipment, services and information to other providers on a non-discriminatory basis, in no worse manner than the market-dominant provider supplies internally to its divisions, subsidiaries and partners. Interconnection is to be made through common usage of, for example, telecommunications installations, buildings and land, as necessary. Those entitled to interconnection from a market-dominant provider under the terms of the Telecommunications Ordinance are (1) licensed providers of telecommunications services, (2) providers of telecommunications services that are obligated to make a notification to OfCom under the Telecommunications Act and (3) international telecommunications services providers.

Back to Contents

The Telecommunications Ordinance requires that a market-dominant provider must include at least the following in its basic offering of interconnection services: (1) origination, termination and transit of all call services included within Universal Service; (2) call identification services, including identification of incoming connections, completed calls, uncompleted calls and similar services; (3) access to the 08xx (toll-free) and 09xx (shared-toll) value-added services; (4) adequate physical connection to the telecommunications installations of the providers seeking access as necessary to accomplish the services connection; and (5) access to any other services as to which the provider is market-dominant.

Upon request, a market-dominant provider must make known the technical and commercial terms and conditions of its interconnection services, and the basis on which the interconnection service is offered must be disclosed in an understandable and unbundled manner. In addition, the market-dominant provider is required to publish at least once a year the following information: the basic offering; a description of standard interconnection points and access conditions; and a complete description of the applicable interfaces and signal protocols. To satisfy these requirements, Swisscom publishes an interconnection brochure on the Internet and in paper format. A market-dominant provider must further promptly make known any changes in the terms of its interconnection services offering expected in the following twelve months.

The Telecommunications Ordinance requires that prices charged for interconnection services by a market-dominant provider be cost-oriented. Since January 1, 2000, prices have had to be based on the following principles: a component related to the cost of providing interconnection; a component based on the long-run incremental cost (“LRIC”) of providing the requested services using the required network components; a constant mark-up for joint and common costs; and a return on capital invested at a rate customary for the industry. Costs must assume the expenses and investments of an efficient operator using modern equivalent assets and must be forward-looking. A provider of interconnection services must use accounting principles consistent with cost-oriented, non-discriminatory and transparent pricing.

Following the introduction of LRIC, Swisscom substantially reduced its standard interconnection rates. Swisscom believes that its current interconnection rates are in line with the European average and represent a fair, transparent and consistent implementation of the applicable regulatory requirements. Swisscom expects to continue to reduce its interconnection charges from time to time as it realizes further cost savings through network optimization or improvements in efficiency.

In addition to market-dominant telecommunications service providers, providers of universal services are also obligated to make a basic offering of interconnection to other service providers.

Swisscom has developed a standard interconnection offer, which it markets to all service providers in the Swiss market eligible for interconnection under the Telecommunications Act. See “ –Fixnet – Wholesale National and International – Wholesale National”. As of December 31, 2002, Swisscom had concluded more than fifty interconnection agreements with operators and it continues to negotiate interconnection agreements with other market entrants. Interconnection agreements, except for confidential portions thereof, can be consulted by the public at the offices of OfCom.

The Telecommunications Act provides that if a service provider that is required to provide interconnection and an applicant for interconnection cannot reach agreement within three months, ComCom is authorized, on a proposal from OfCom, to fix the conditions for interconnection. If the interconnection provider cannot demonstrate that its prices are properly related to costs as required, ComCom may determine the interconnection conditions on the basis of market and industry comparisons.

Under the amendments to the Telecommunications Act originally proposed in July 2002, market-dominant service providers would have been required to submit standard offers for access services, including interconnection, to ComCom for prior approval. The Federal Council withdrew this proposed amendment in February 2003.

Unbundling of the Local Loop and Interconnection to Leased Lines

Until recently, under the terms of the Telecommunications Act and the Telecommunications Ordinance, market-dominant services providers have not been required to offer unbundled access to the local loop or interconnection to leased lines on a cost-oriented basis. This principle was confirmed by the Federal Supreme Court in October 2001 in the Commcare case, in which the Court ruled that leased lines and transmission media do not fall within the interconnection provisions of the Telecommunications Act and related Ordinance and stated that there is no legal basis for a requirement that Swisscom unbundle the local loop.

Back to Contents

In response to this decision, and supported by ComCom, in July 2002, the Federal Council proposed amendments to the Telecommunications Act and the Telecommunications Ordinance that would require Swisscom to offer unbundled access to its local loop and interconnection to leased lines on a cost-oriented basis. Unbundling of the local loop would comprise all three kinds of unbundling, “Full Access”, “Shares Line Access” and “Bitstream Access”. In March 2003, the Federal Council adopted the amendments to the Telecommunications Ordinance, with effect from April 1, 2003. Swisscom believes that such a significant change in the telecommunications regulations requires an amendment to the Telecommunications Act and intends to challenge the amendment to the Telecommunications Ordinance before the Federal Court. In March 2003, the Federal Council commissioned UVEK to prepare corresponding amendments to the Telecommunications Act, which are expected to be presented to the Swiss parliament in the fall of 2003.

Mobile Telecommunications

In connection with the opening of the mobile market to competition, ComCom has adopted a radiocommunication frequency allocation plan under which there were to be a total of three national mobile GSM telephony licenses. One mobile telephony license was automatically granted to Swisscom pursuant to the Telecommunications Act.

ComCom awarded the two additional national mobile telephony licenses through a competitive process based on designated criteria in May 1998 to diAX (now TDC Switzerland) and Orange. See “ – Mobile – Competition”. diAx was granted the right to use frequencies in the 900 MHz and 1800 MHz bands and Orange the right to use frequencies in the 1800 MHz band. The GSM licenses are effective for a ten-year period.

In October 2000, ComCom put further frequencies (GSM 900 MHz and GSM 1800 MHz) in the extended GSM band up for auction. The auction was ultimately suspended, and the frequencies were allocated by mutual agreement. Pursuant to this agreement, Swisscom received 5 MHz, TDC Switzerland received 7 MHz and Orange received 2.2 MHz in the GSM 900 MHz band, including frequencies in the extended GSM band. A concession of seven years was granted on the basis of this agreement, with each contender paying the minimum price. It is expected that a third frequency block of 2x25 MHz on the GSM 1800 MHz band, which has become available for civilian use, will be allocated by ComCom in the first half of 2003.

On December 6, 2000, an auction for four UMTS licenses commenced with the participation of four operators. The UMTS licenses were sold for a total of CHF 205 million to Swisscom, dSpeed (a wholly owned subsidiary of TDC Switzerland), and Telefónica, each paying CHF 50 million, and Orange, paying CHF 55 million. Under the original terms of the UMTS license, each licensee was required to build out its network to achieve population coverage of 20% by the end of 2002 and 50% by the end of 2004, unless it is unable to fulfill this obligation for reasons beyond its control and can prove that it has made every effort to do so. In June 2002, ComCom amended the terms of the license to eliminate the requirement that 20% population coverage be achieved by the end of 2002. Licensees will still be required to achieve 50% population coverage by the end of 2004. In addition, each licensee is now required to report to OfCom every three months on the progress of its network build-out until it has achieved 20% population coverage.

On December 22, 1999, the Federal Council adopted an ordinance relating to protection against non-ionizing radiation (Verordnung über den Schutz vor nichtionisierender Strahlung), known as the “NIS Ordinance”, which came into force on February 1, 2000. The NIS Ordinance is designed to protect the population of Switzerland from non-ionizing radiation emitted by various sources, including mobile antennae, and limits emissions by mobile base stations to specified levels. The Ordinance applies to mobile and any telecommunications services transmitted over radio, such as GSM or UMTS services. For mobile antennae with a minimum power exceeding 6 watts, construction authorizations issued by local authorities are required. Newly-built stations are required to comply with the emissions standards and existing stations have had to be upgraded to bring them into compliance. Swisscom has substantially completed the upgrade of its existing stations for compliance with these standards. On October 26, 2000, the Federal Court decided that the provisions of the NIS Ordinance are fully binding and that local authorities are not allowed to prescribe limitation of non-ionizing radiation exceeding the requests of the NIS Ordinance.

Back to Contents

The NIS Ordinance is implemented by the cantons, which until recently have used different methods of measuring radiation emissions to determine compliance with the NIS Ordinance, resulting in significant regional variations in effective emission standards. In July 2002, BUWAL issued final recommendations which provide guidance for enforcement authorities on the appropriate method for measuring electromagnetic emissions from base stations and masts in the GSM network. These recommendations are generally binding on the cantons, but deviations are permitted under certain circumstances. In order to comply with the applicable emission standards and maintain current quality of service Swisscom will be required to put up additional antennae. However, Swisscom does not expect the associated costs in 2003 to be materially different from those incurred in 2002.

While the BUWAL recommendations establish uniform standards for measuring emissions in GSM networks, they do not address emission standards for UMTS networks. Recommendations relating to emission standards for UMTS networks are expected in the course of 2003. Depending on the enforcement recommendations ultimately adopted, it is possible that additional capital expenditures will be required in connection with the build-out of Swisscom’s UMTS network.

Swisscom’s mobile termination tariffs and roaming surcharges may become subject to regulation in the future due to a number of developments, including regulatory initiatives in the European Union and ongoing proceedings in which Swisscom is involved. See “Item 3. Key Information – Risk Factors” and “Item 8. Financial Information – Legal Proceedings”. Regulation of mobile termination fees or roaming surcharges would have a significant impact on Swisscom’s mobile revenues.

Carrier Selection and Number Portability

Under the Telecommunications Act and ComCom’s ordinance relating to carrier selection and number portability public fixed-line telephony service providers are required to provide their users the ability to select their desired national and international service providers on both a call-by-call basis (using a five-digit number prefix) (known as “easy access”) and on a pre-selection basis (subject to call-by-call override) (known as “equal access”). Public mobile telephony service providers are also required to provide their users the ability to select their desired international service provider on an easy access basis.

ComCom has suspended provisionally a further requirement that public mobile telephony service providers implement equal access in the mobile network until technical development and international standards allow its implementation.

In addition, public fixed-line telephony service providers, public mobile telephony service providers and non-geographical services such as providers of toll-free numbers are required to provide number portability. Number portability means that customers must be given the ability to switch to another service provider within the same category of service (i.e., fixed-line to fixed-line, mobile to mobile) while retaining the same telephone number. The cost of implementing number portability is borne by each service provider. The original service provider may charge a fee to the new service provider to cover the direct administrative costs of connection for a particular customer move.

At the end of March 2002, a new numbering plan was introduced in Switzerland. Under the new plan, all phone numbers in Switzerland consist of ten digits (in Zurich of nine digits), with the former area code having become an integral part of a subscriber’s phone number. As a result, subscribers who have pre-selected an alternative carrier will have their local calls routed automatically over that carrier’s network.

Leased Lines

Under the Telecommunications Act and the Telecommunications Ordinance, ComCom is authorized to require a licensed telecommunications services provider to provide leased lines at cost-oriented prices in a particular region if it is determined that demand for such lines has not otherwise been fully met. To date, ComCom has not taken any action under these provisions.

For information on proposed amendments to the Telecommunications Ordinance that would require Swisscom to offer interconnection to leased lines on a cost-oriented basis, see “ – Unbundling of the Local Loop and Interconnection to Leased Lines”.

Back to Contents

Ownership of Lines and Rights of Way

The Telecommunications Act provides that ownership in lines for the transmission of information by means of telecommunications techniques is with the licensee who has installed them or acquired them from third parties.

Under the prior regulatory regime, Swisscom had the right to use land in public use (roads, footpaths, squares, waterways, lakes, etc.) free of cost to install and operate lines. The Telecommunications Act now provides that every holder of a telecommunications service license is to have such right to use land in public use free of cost to install and operate lines and public payphones, provided that such use does not interfere with the common use of such land in public use. The owner of such land (e.g., the Confederation, the cantons or the communities) is to grant the licensee a respective approval in a short and simple procedure. Except for the administrative costs for such procedure, no charges may be levied on the licensee.

Under the Telecommunications Ordinance, every holder of a telecommunications service license is also entitled to install and operate lines that cross railway lines.

If the holder of a telecommunications service license cannot reach agreement with the owner of private property on the use of such property by the licensee for the installation and operation of lines, UVEK may grant the licensee the right of expropriation if the establishment of a telecommunications installation on private property is in the public interest.

OfCom may, for reasons of public interest, in particular to protect the national heritage and the environment, also require the holder of a license for telecommunications services to grant other licensees the right to make joint use of its existing installations, if they have sufficient capacity, in return for appropriate compensation. With respect to this right for joint use of existing installations, the provisions on interconnection are to be applied by analogy.

International Obligations

Over 70 member countries of the World Trade Organization (“WTO”) representing over 90% of the world’s basic telecommunications revenue, including Switzerland, the members of the EU and the United States, have entered into the Basic Agreement on Telecommunications (“BATS”) to provide market access to some or all of their basic telecommunications services. This agreement has been in effect since February 5, 1998. BATS is part of the General Agreement on Trade in Services, which is administered by the WTO. Under BATS, Switzerland and the other signatories have made commitments to provide “market access”, under which they are to refrain from imposing certain quotas or other quantitative restrictions in specified telecommunications services sectors and to provide “national treatment”, under which they are to avoid treating foreign telecommunications service suppliers differently than national service suppliers. In addition, a number of signatories, including Switzerland, agreed to the pro-competitive principles set forth in a reference paper relating to anti-competitive behavior, interconnection, universal service, transparency of licensing criteria, independence of the regulator and allocation of scarce resources.

However, the Federal Supreme Court found in its decision of October 3, 2001 (re Commcare AG vs. Swisscom) that even if the WTO/BATS provisions were directly applicable in Switzerland, which is uncertain, they do not grant any right to unbundling or to obtain leased lines or transmission on interconnection terms. See “Item 8: Financial Information – Legal Proceedings”.

In April 2002, the Office of the United States Trade Representative (USTR) published the results of an annual survey reviewing the operation and effectiveness of U.S. telecommunications trade agreements. In this report the USTR stated that, among other things, excessive prices for leased lines in Belgium, France, Ireland, Spain and Switzerland make it harder for new entrants to offer competitive services. Referring to their WTO obligation, the USTR urged the national regulators of these countries and the EU to identify benchmarks for leased line prices to ensure that these rates are reasonable. In a study entitled “State of the Swiss Telecommunications Market in International Comparison”, dated April 2002, WIK CONSULT, an international consulting firm, concluded that the average price level for leased lines in Switzerland is in fact below the European average.

Back to Contents

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with Swisscom’s consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain respects from U.S. GAAP. For a reconciliation of the material differences between IFRS and U.S. GAAP, see Note 44 to the consolidated financial statements.

INTRODUCTION

Overview of results

CHF in millions (except percentages)	Year Ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)
Net revenue	14,060	14,174	14,526	0.8	2.5
Other operating income	125	213	266	70.4	24.9
Total	14,185	14,387	14,792	1.4	2.8
Goods and services purchased	4,423	4,513	4'959	2.0	9.9
Personnel expenses	2,512	2,461	2'593	(2.0)	5.4
Other operating expenses	3,216	3,004	2'827	(6.6)	(5.9)
Depreciation	1,850	1,702	1'578	(8.0)	(7.3)
Amortization	353	472	427	33.7	(9.5)
Total operating expenses	12,354	12,152	12,384	(1.6)	1.9
Exceptional items (1)	—	3,275	(702)	n.a.	n.a.
Operating income	1,831	5,510	1,706	200.9	(69.0)
Financial result	161	(355)	(311)	n.a.	(12.4)
Income tax (expense) benefit	(640)	15	(361)	n.a.	n.a.
Equity in net income of affiliated companies	1,749	32	95	(98.2)	196.9
Minority interest	(14)	(238)	(305)	n.a.	28.2
Discontinuing operations	69	—	—	n.a.	n.a.

Net income	3,156	4,964	824	57.3	(83.4)

(1)	Includes in 2001 gain on partial sale of Swisscom Mobile AG of CHF 3,837 million, gain on sale of real estate of CHF 568 million and impairment of goodwill in debitel of CHF 1,130 million and in 2002 an additional impairment of goodwill in debitel of CHF 702 million.

Net income as presented in the above table includes the impact of the one-time items discussed in the following paragraphs.

2002

Impairment of goodwill of debitel. As a result of a further decline in future expected growth in the mobile sector Swisscom recorded an impairment charge of CHF 702 million in 2002.

Tax. In 2002, Swisscom transferred its operations from Swisscom AG to newly formed subsidiaries, which are each subject to individual tax rates. This resulted in a decrease in the weighted average tax rate from 25% to 23%. The deferred tax assets and liabilities were adjusted to reflect these changes resulting in a one-time charge of CHF 115 million.

Back to Contents

2001

Sale of 25% of Swisscom Mobile. In November 2000, Swisscom entered into an agreement with Vodafone plc. (“Vodafone”) for the sale of 25% of the equity of the Swisscom mobile business for CHF 4.5 billion. The sale was completed on March 30, 2001, when 25% of the shares of Swisscom Mobile AG were issued to Vodafone through a capital increase. Swisscom recorded a pre-tax gain on the sale less transaction costs of CHF 168 million of CHF 3,837 million.

Sale of real estate. In March 2001, Swisscom entered into two agreements for the sale of real estate. The first related to the sale of 30 commercial and office properties for CHF 1,272 million to a consortium led by Credit Suisse Asset Management. The second concerned the sale of 166 commercial and office properties for CHF 1,313 million to PSP Real Estate AG and WTF Holding (Switzerland) Ltd. At the same time Swisscom entered into agreements to lease back part of the sold property space. The total gain on the sale of the properties after transaction costs of CHF 105 million and including the reversal of environmental provisions was CHF 807 million. A number of the leaseback agreements qualify as finance leases and the gain on the sale of these properties of CHF 239 million has been deferred and will be released to income over the individual lease terms. The remaining gain of CHF 568 million represents the gain on the sale of buildings, which were either sold outright, or which qualify as operating leases and was recorded to income in 2001.

Impairment of goodwill of debitel. As a result of significant changes in the telecommunications sector, including the expected delay in the implementation of the third generation system, UMTS, Swisscom recorded an impairment charge on the goodwill of debitel of CHF 1,130 million in 2001.

Income taxes. In 2001, despite recording income before tax of CHF 5,155 million, Swisscom recorded a tax benefit of CHF 15 million due to the following:

•	In connection with establishing a separate legal identity for its mobile business – Swisscom Mobile AG – the parent company Swisscom AG, recognized a gain for tax purposes on the assessed increase in value of its mobile business and recorded a current tax expense. The increase in value was, however, included in the transfer of assets from the parent company to Swisscom Mobile AG and is recorded for tax purposes as an intangible asset. The intangible asset recorded by Swisscom Mobile AG will be amortized for tax purposes over four years and a deferred tax asset was recorded. The gain that was recorded on the sale of shares received by Swisscom Mobile was therefore effectively not subject to tax.

•	The increase in the fair value of Swisscom’s real estate between the date it was either bought or constructed and January 1, 1998 – the date Swisscom was privatized – is exempt from tax. The increase in the fair value of real estate after that date is taxable.

•	Prior to the impairment, Swisscom’s tax basis of its investment in debitel exceeded its carrying basis by CHF 620 million. Accordingly the impairment charge for tax purposes exceeded that recorded in the consolidated financial statements; hence Swisscom recorded a tax benefit of CHF 155 million.

A reconciliation of income tax expense on income before income taxes to the reported income tax expense is included in Note 16 to the consolidated financial statements.

2000

Sale of Cablecom

In March 2000, Swisscom and the two other shareholders of Cablecom Holding AG closed an agreement to sell the assets and liabilities of the Cablecom group to NTL Incorporated, a public company in the United States, for CHF 5,400 million. Swisscom recorded a gain of CHF 1,335 million, net of income tax of CHF 99 million, in March 2000.

Back to Contents

Critical accounting policies

Swisscom’s financial statements are prepared in accordance with International Financial Reporting Standards (IFRS). In addition, Swisscom reconciles net income and shareholders’ equity to U.S. GAAP. See Note 44 to the consolidated financial statements. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Set out below are the details of certain significant estimates made by management in the financial statements where it is possible that the estimate of a condition, situation or set of circumstances that existed at the date of the financial statements will change in the future due to one or more future confirming events and that the effect of the change would be material to the financial statements.

Pension fund accrual

The determination of the liability and expense for pension benefits is dependent on the selection of assumptions, which attempt to anticipate future events, used by Swisscom’s actuary to calculate such amounts. Those assumptions are described in Note 9 to the consolidated financial statements and include the discount rate, expected long-term rate of return on plan assets and rates of increase in future compensation levels. In addition, Swisscom’s actuary also uses subjective factors such as withdrawal and mortality rates. The assumptions used for IFRS are consistent with those used for U.S. GAAP. Approximately 25% of the pension plan assets at December 31, 2002 were held in stocks and bonds denominated in foreign currencies, primarily USD and EUR.

In 2002, based on Swisscom’s assumption for the expected return on plan assets of 5.5%, Swisscom expected a return of approximately CHF 248 million. As a result of developments in foreign exchange rates and of the poor performance of the stock markets in 2002, Swisscom realized a loss of CHF 195 million. In accordance with IFRS and U.S. GAAP, the difference between the expected return and the actual return of CHF 443 million has been recorded as an actuarial loss and is subject to amortization. For 2003, Swisscom revised its assumption for the expected return on plan assets from 5.5% to 5%, which will result in an additional yearly expense of CHF 25 million beginning in 2003. The actual return on pension plan assets since the inception of the plan in 1999 is 2.06%, although the return for the last two years has been negative. While Swisscom believes that the assumption for the long-term return is appropriate, should the stock markets continue to underperform or exchange rates change, this would affect Swisscom’s future expense and could lead Swisscom to increase its contributions.

The discount rate used in 2002 was 3.9%. Should the discount rate decrease by 0.5%, the pension liability would increase by approximately CHF 577 million and the annual pension expense would increase by approximately CHF 14 million.

The rate of increase in future compensation levels used in 2002 was 3.1%. Should this rate increase by 0.5%, the pension liability would increase by approximately CHF 137 million and the annual pension expense would increase by approximately CHF 14 million.

In connection with the settlement of its obligation to retired employees in 1998, Swisscom retained a liability for pension indexation. Swisscom must pay the Pensionskasse des Bundes (PKB) the difference between the return on plan assets and the Government prescribed discount rate that is increased by an account maintenance fee. At December 31, 2002, included in the present value of obligations is CHF 352 million for these retired employees. The liability was determined based on an assumed payment of 1% per year over the life of the retired employees. The present value obligation that will be paid by PKB is CHF 3,888 million. While Swisscom believes that the assumption used to determine this liability is appropriate, should the return on plan assets be lower than the prescribed rate, this would affect Swisscom’s pension liability and future expense.

In 2002, under U.S. GAAP, Swisscom recorded a minimum liability of CHF 683 million, of which CHF 310 million reflected the unrecognized prior service cost and was recorded as an intangible asset. The remaining CHF 373 million, net of tax of CHF 86 million, was recorded against equity. An increase of the minimum liability would result in a further reduction of shareholder’s equity.

Back to Contents

Impairment of debitel

In 2001 and 2002, under IFRS Swisscom recognized an impairment loss for the difference between the carrying value of its investment in debitel and the value in use amount. The value in use amount was determined based on projections of future profitability. The total projected cash flow was discounted by debitel’s weighted average cost of capital of 10.26% in 2001 and 10.75% in 2002 that was determined using the Capital Asset Pricing Model. The main assumptions used in the projections of future profitability were:

•	Market penetration rate and debitel’s market share
•	Split of subscribers between postpaid and prepaid
•	Average minutes and revenue per user
•	Churn rate
•	Billing margin, which represents total revenue less network costs payable to the network operators
•	Margin from earnings before interest, tax and depreciation
•	Expected level of capital expenditure

The revised carrying value of goodwill in debitel at December 31, 2002 under IFRS is approximately CHF 1,100 million. Should the assumptions used in determining the cash flows not be met, Swisscom may be required to record a further impairment charge in the future.

The accounting model followed for U.S. GAAP was significantly different to IFRS, as described in IFRS compared with U.S. GAAP below and in Note 44 to the consolidated financial statements. No impairment charge was recorded under U.S. GAAP in 2001. On January 1, 2002, Swisscom adopted SFAS 142 and recorded an impairment charge of CHF 1,649 million. In 2002, Swisscom recorded a further impairment charge of CHF 985 million under U.S. GAAP, which reduced debitel’s goodwill to zero.

Useful lives of technical equipment

Technical equipment, with a net book value of CHF 5,506 million at December 31, 2002, represents a significant portion of Swisscom’s total assets. Swisscom estimates the useful lives of this equipment in order to determine the amount of depreciation expense to be recorded during any reported period. The estimated lives are based on historical experience as well as taking into account anticipated technological or other changes. Detail of the useful lives is included in Note 2.9 of the consolidated financial statements. Useful lives under U.S. GAAP are identical to those under IFRS. Changes in technology or in Swisscom’s intended use of these assets may cause the estimated period of use or the value of these assets to change, which would result in increased or decreased depreciation expense. Swisscom performs internal studies annually or when events or circumstances indicate that the useful life may no longer be appropriate. Additionally, technical equipment is reviewed for impairment whenever events indicate that their carrying amounts may not be recoverable. In assessing impairment, Swisscom follows the provisions of IAS 36 “Impairment of Assets” and SFAS 144 “Accounting for the Impairment or disposal of Long-Lived Assets” utilizing cash flows which take into account management’s estimates of future operations.

Provision for dismantlement and restoration

As detailed in Note 28 to the financial statements, management has included a provision of CHF 371 million at December 31, 2002 for the dismantlement and restoration of mobile stations and analog transmitter stations. These costs are expected to be incurred mainly between 2005 and 2015. The provision has been calculated using certain assumptions at current prices and discounted using a discount rate of 3.0%. While management believes that the assumptions used are appropriate, should they not be accurate, the amount required could differ from the amount provided. The assumptions used for the calculation of the ultimate cost were identical for U.S. GAAP, however as described in Note 44 to the consolidated financial statements, the methodology for allocating the costs is different.

Back to Contents

RESULTS OF GROUP OPERATIONS

Net revenue

Revenue increased from CHF 14,174 million in 2001 to CHF 14,526 million in 2002 reflecting an increase in revenue from Mobile and Swisscom’s German subsidiary debitel. This increase was partially offset by a decrease in revenue from Fixnet and Enterprise Solutions. Revenue from other segments remained relatively stable. Revenue from Mobile continued to increase, primarily from voice telephony and data services, mainly SMS messages, as a result of the continued growth in the number of customers. debitel revenue increased substantially due primarily to an increase in revenue from the sale of handsets resulting from an increase in the average price per device. The decrease in revenue in Fixnet and Enterprise Solutions was mainly due to the introduction of 10-digit numbering at the end of March 2002. The full 10-digit number must now be dialed for all calls. As a result, subscribers who have pre-selected an alternative carrier will have all their national calls routed automatically over that carrier’s network, whereas in the past customers had to enter the carrier override code on a call-by-call basis. In addition a new tariff was introduced on May 1, 2002, which combines the local area and national long distance zones into a single national tariff zone, resulting in increased local area tariffs but decreased national long distance tariffs.

Revenue increased from CHF 14,060 million in 2000 to CHF 14,174 million in 2001 reflecting a significant increase in revenue from Mobile partially offset by a decrease in revenue from debitel. Revenue from other segments remained relatively stable. Revenue from Mobile increased significantly, primarily from voice telephony and data services, mainly SMS messages, as a result of the continued growth in the number of customers. Revenue from debitel decreased in Germany due primarily to a reduction in revenue from the sale of handsets and commissions as the number of new subscriber packages sold and the commissions received from the network operators per new package sold decreased significantly in 2001, as the market reached saturation.

Goods and services purchased

Goods and services purchased increased from CHF 4,513 million in 2001 to CHF 4,959 million in 2002, primarily reflecting an increase in goods and services purchased by debitel. This increase was accounted for primarily by the higher cost of mobile equipment purchased for resale, which was due to an increase in the number of handsets sold and in the price per handset, and by an increase in the volume of minutes purchased from the network operators, which was due to an increase in the amount of traffic.

Goods and services purchased increased from CHF 4,423 million in 2000 to CHF 4,513 million in 2001 due to an increase in goods and services purchased by Mobile as a result of an increase in the number of handsets purchased and subsequently sold and an increase in the amount Mobile had to pay to other carriers for Mobile customers’ roaming on their networks. This increase was partially offset by a decrease in goods and services purchased by debitel as a result of a decrease in the cost of mobile equipment purchased for resale, reflecting a decrease in the number of handsets sold.

Personnel expenses

Personnel expenses increased from CHF 2,461 million in 2001 to CHF 2,593 million in 2002 as a result of (i) an annual salary increase for all employees; (ii) an increase in the number of employees in growing business areas such as Mobile and debitel; (iii) an increase in the number of employees at IT services due to the acquisition of AGI IT Services AG in December 2001; and (iv) an increase in the average salary of employees at Mobile and debitel due to the increased skill set of employees.

Personnel expenses decreased from CHF 2,512 million in 2000 to CHF 2,461 million in 2001 primarily as a result of a reduction in the number of employees in the Fixnet segment reflecting the various steps that Swisscom took to reduce its costs in this highly competitive area, partially offset by an increase in the number of employees in growing business areas, such as Mobile.

Back to Contents

Other operating expenses

Other operating expenses decreased from CHF 3,004 million in 2001 to CHF 2,827 million in 2002 due primarily to a reduction in commissions and marketing subsidies paid to dealers by debitel.

Other operating expenses decreased from CHF 3,216 million in 2000 to CHF 3,004 million in 2001. This decrease was primarily due to a decline in other operating expenses in the Mobile and debitel segments. The decrease in the Mobile segment was due to a decrease in commissions paid to dealers resulting from the significant slow down in subscriber growth in 2001. In 2001, Mobile switched its focus from acquiring new customers to retaining its best customers as the average customer acquisition cost exceeded the average cost of retaining a customer. The decrease in the debitel segment was due to a decrease in commissions paid to dealers resulting from the slow down in subscriber growth and a decrease in advertising expenses as debitel conducted a major image campaign in 2000.

Depreciation

Depreciation decreased from CHF 1,702 million in 2001 to CHF 1,578 million in 2002 due primarily to a decrease in the Fixnet segment as a result of an increase in the number of fully depreciated assets that have not been replaced.

Depreciation decreased from CHF 1,850 million in 2000 to CHF 1,702 million in 2001 primarily as a result of a reduction in the useful life of software for fixed-line switching equipment effective January 1, 2000 to one year.

Amortization

Amortization decreased from CHF 472 million in 2001 to CHF 427 million in 2002 due primarily to the reduction in the amortization of goodwill of debitel, reflecting the decreased carrying value of debitel at December 31, 2001 as a result of the impairment charge of CHF 1,130 million recorded in 2001.

Amortization increased from CHF 353 million in 2000 to CHF 472 million in 2001 as a result of an increase in the goodwill amortization of debitel from CHF 324 million in 2000 to CHF 388 million in 2001 reflecting the acquisition of an additional 20% in 2001, as described below under “– debitel”, and the effect of adopting IAS 38 “Intangible Assets” on January 1, 2000. Prior to this date, Swisscom did not capitalize internally generated intangible assets.

Exceptional items

Exceptional items in 2002 include the impairment of debitel goodwill of CHF 702 million, described above.

Exceptional items in 2001 include the gain on the partial sale of Swisscom Mobile AG of CHF 3,837 million, the gain on sale of real estate of CHF 568 million and the impairment of debitel goodwill of CHF 1,130 million, as described above.

Financial result

Financial expense decreased by CHF 254 million to CHF 517 million in 2002 primarily as a result of larger asset write-downs in 2001. In 2001, Swisscom recorded an impairment charge of CHF 219 million on its investment in Infonet Inc. and wrote down a loan of CHF 199 million given to UTA. In 2002, Swisscom recorded impairment charges of CHF 111 million and CHF 41 million on its investments in Infonet and Swiss International Airlines Limited, respectively.

Excluding the impairment of Swisscom’s investment in Infonet and the write off of the loan receivable from UTA, financial result decreased from CHF 161 million in 2000 to CHF 63 million in 2001. Financial result in 2000 includes the fee of CHF 214 million received from the cross border lease transaction, as described in Note 27 of the consolidated financial statements. Interest income increased significantly in 2001 due to the increase in cash resulting primarily from the sale of Swisscom Mobile and the sale of real estate.

Back to Contents

Income tax

In 2002, Swisscom transferred its operations from Swisscom AG to newly formed subsidiaries, which are each subject to individual tax rates. As a result all tax assets and liabilities were adjusted, which resulted in a one-time charge of CHF 115 million. The impairment of the goodwill relating to debitel reduced tax expense by CHF 207 million. Excluding these exceptional items, the tax rate would have been 21.6%.

In 2001, Swisscom recorded an income tax benefit due primarily to the partial disposal of Swisscom Mobile AG, which was effectively tax-free for the Group, the sale of real estate, which was partially tax-exempt, and the impairment of debitel, as previously recorded goodwill amortization effectively became tax-deductible (see Note 16 to the consolidated financial statements). Excluding these exceptional items, the tax rate would have been 26.6%.

Swisscom’s effective tax rate in 2000 was 32% as a result of the amortization of goodwill of debitel, which is not tax deductible and the sale of tesion, which was subject to German taxes, which are higher than Swiss taxes.

Equity in net income of affiliated companies

Equity in net income of affiliated companies increased in 2002 due primarily to an impairment charge that was recorded in 2001 relating to Swisscom’s investment in three subsidiaries of tamedia AG.

The significant decrease in equity in net income of affiliated companies in 2001 compared to 2000 is due primarily to the gain recorded on the sale of Cablecom and certain investments of Unisource in 2000, as described above.

Minority interest

Minority interest relates mainly to the 25% shareholding of Vodafone in Swisscom Mobile AG. The increase in minority interest in 2002 is due to the fact that minority interest in 2001 includes only 9 months results, as the acquisition by Vodafone was effective as of April 1, 2001.

The significant increase in minority interest in 2001 results from the disposal of 25% of Mobile in 2001.

Discontinuing operations

In March 1999, the Board of Directors announced a plan to dispose of its operations in India and Malaysia. In 1999, Swisscom recorded a gain on disposal of the investment in Malaysia of CHF 183 million. The sale of the investment in India was closed in January 2000 with a gain of CHF 69 million.

Back to Contents

RESULTS OF OPERATIONS BY SEGMENT

Changes in segments

Organizational changes led to a new segment structure in 2002. The former “Fixnet Retail and Network” and “Fixnet Wholesale and Carrier Services” segments were combined with Bluewin AG, Swisscom Directories AG and Telecom FL AG to form the new segment “Fixnet”. In addition, revenue from access services attributable to business customers are now reported under “Fixnet” instead of “Enterprise Solutions” as was the case in the prior year. In addition, a new segment named “Corporate” was established. Prior years have been restated to reflect the new structure.

The segments for 2002 were defined as follows:

•	Fixnet provides access services to residential and business customers and a comprehensive range of other fixed network telecommunication services to residential customers. In addition, Fixnet provides a wide range of wholesale network services. Fixnet also offers a variety of other services, including the sale of customer equipment, Internet access and the operation of a directories database.
•	Mobile provides mobile telephony, data and value-added services in Switzerland.
•	Enterprise Solutions provides national and international fixed-line voice telephony services to business customers and offers leased lines, private network, Intranet and other services.
•	debitel comprises the activities of debitel, a German provider of mobile communications and value-added services.
•	Other covers mainly the sale of corporate voice communications equipment through Swisscom Systems and the provision of certain IT services through Swisscom IT Services AG.
•	Corporate includes Swisscom’s headquarter functions, group-company shared services and property rentals through the real estate company Swisscom Immobilien AG.

The segment results presented below reflect the organization that was in place in 2002.

Segment results

CHF in millions	Net revenue			Operating income

	2000	2001	2002	2000	2001 (1)	2002

Fixnet	6,224	6,588	6,443	726	909	848
Mobile	3,492	3,983	4,112	1,171	1,585	1,685
Enterprise Solutions	1,630	1,585	1,450	95	81	36
Debitel	3,993	3,808	4,111	(196)	(1,381)	(882)
Other	1,688	1,403	1,463	52	(93)	(114)
Corporate	758	766	704	(17)	4	133
Intersegment elimination	(3,725)	(3,959)	(3,757)	—	—	—

Total	14,060	14,174	14,526	1,831	1,105	1,706

(1)	Excludes gain on sale of real estate of CHF 568 million and gain on partial sale of Swisscom Mobile of CHF 3,837 million.

Back to Contents

FIXNET

Revenue from Fixnet comprises primarily access charges from residential and business customers, revenue from national and international fixed telephony traffic in respect of residential customers, revenue from value-added services and the sale of customer equipment. Additionally the segment contains revenue from use of the Swisscom fixed network by other national and international telecommunication providers and from international wholesale activities. Also included are Bluewin AG, Swisscom Directories AG, Telecom FL AG as well as payphone services, operator services and cards. See “Item 4: Information on the Company – Fixnet”.

CHF in millions (except percentages)	Year Ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)
Net revenue from external customers	4,788	4,921	4,888	2.8	(0.7)
Intersegment net revenue	1,436	1,667	1,555	16.1	(6.7)

Net revenue	6,224	6,588	6,443	5.8	(2.2)
Segment expenses	5'498	5,679	5,589	3.3	(1.6)

Operating income before amortization of goodwill	726	909	854	25.2	(6.1)
Amortization of goodwill	0	0	6	n.a.	n.a.

Segment operating income	726	909	848	25.2	(6.7)

Segment-margin (1)	11.7%	13.8%	13.3%

(1)	Segment-margin before amortization of goodwill.

Net revenue from external customers

CHF in millions (except percentages)	Year Ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)
Access	1,388	1,441	1,473	3.8	2.2
National and international traffic	1,171	1,102	1,037	(5.9)	(5.9)
Value-added services	258	333	317	29.1	(4.8)
Wholesale national and international	785	968	1,032	23.3	6.6
International carriers’ carrier services	509	331	322	(35.0)	(2.7)
Other	677	746	707	10.2	(5.2)

Total Fixnet external revenue	4,788	4,921	4,888	2.8	(0.7)

Access. Revenue from access consists principally of monthly subscription fees charged to customers for providing analog (PSTN) and digital (ISDN) telephone access lines to residences and businesses in Switzerland as well as one-time connection charges for ISDN lines.

Back to Contents

The following table sets forth certain data relating to Swisscom Fixnet access services:

	Year Ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)
Access revenue (CHF in millions)	1,388	1,441	1,473	3.8	2.2
Access channels (at period end, in thousands)(1):
PSTN(2)	3,382	3,240	3,163	(4.2)	(2.4)
ISDN(3)	1,776	2,060	2,172	16.0	5.4

Total access channels	5,158	5,300	5,335	2.8	0.7

(1)	Based on lines in service, including courtesy and service lines. Restated for the years 2000 and 2001 to reflect the transfer of access channels from Enterprise Solutions to Fixnet at the beginning of 2002.
(2)	Each PSTN line provides one access channel.
(3)	ISDN lines expressed in equivalent number of access channels. A basic ISDN line provides two access channels and a primary ISDN line provides up to 30 access channels.

Access revenue increased by 2.2% in 2002 compared to 2001 as a result of an increase in the number of ISDN channels. Customers continued to migrate from PSTN to ISDN, which is more expensive. The growth in the number of ISDN channels continued to slow in 2002 as a result of the high penetration rate in Switzerland and the fact that asynchronous digital subscriber line (ADSL) technology can be offered over a traditional PSTN line. Due to a revision in the Ordinance on Telecommunication Services, effective January 1, 2003, Swisscom reduced its ISDN activation fee and introduced an activation fee for PSTN. Swisscom believes that future growth in the access area will continue to come from its broadband product ADSL, which will result in a further slow down in ISDN growth. Swisscom also expects a decline in the number of access channels due to increased substitution by mobile telephony.

Access revenue increased by 3.8% in 2001 compared to 2000 as a result of the increase in the number of channels and an increase in the monthly subscription fee for its ISDN access from August 1, 2001. While customers continued to migrate from PSTN to ISDN in 2001, growth in the number of ISDN channels slowed as a result of the high penetration rate in Switzerland.

National and International Traffic. National and international traffic revenue consists of charges to customers for making local, national long distance and outgoing international calls from a fixed-network access line, including calls made from the fixed network to other networks, particularly Swisscom’s mobile network (“fixed-to-other networks”).

Back to Contents

National Traffic. The following table sets forth certain information relating to Swisscom’s national fixed-line telephony traffic:

	Year ended December 31,			Year ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)
Revenue (CHF in millions)(1):
Local area traffic revenue	426	384	333	(9.8)	(13.3)
National long distance traffic revenue	205	166	124	(19.0)	(25.3)
National fixed-to-other networks revenue(2)	336	363	391	7.8	7.7

Total revenue	967	913	848	(5.6)	(7.1)

Traffic (in millions of minutes)(1), (3):
Local area traffic	8,185	7,466	5,901	(8.8)	(21.0)
National long distance traffic	2,004	1,968	1,963	(1.8)	(0.3)
National fixed-to-other networks(2)	667	724	777	8.5	7.3

Total traffic	10,856	10,158	8,641	(6.4)	(14.9)

(1)	Local area, national long distance and fixed to other network do not include traffic or revenue, as appropriate, generated from Swisscom-operated public payphones or traffic generated by residential customers using Fixnet’s value-added services.
(2)	Includes traffic or revenue, as appropriate, for fixed to mobile calls and calls from the fixed line network to private user networks.
(3)	Includes traffic on courtesy and service lines.

Revenue from local area traffic decreased by 13.3% in 2002 compared to 2001 as a result of a 21% reduction in traffic reflecting (i) a migration of traffic from local Internet dial-up numbers to ISP numbers as a result of an increase in the tariffs for local traffic introduced in May 2002 and (ii) a loss of market share due to the introduction of 10-digit numbering at the end of March 2002. The reduction in traffic was partially offset by the introduction of a single national tariff, resulting in increased local area tariffs but decreased national long distance tariffs. See “Item 4: Information on the Company – Fixnet – National and International Traffic – National Traffic –Tariffs”. Swisscom expects revenue to decrease in 2003 as the result of the introduction of 10-digit numbering, which will impact the full year revenue as well as continued substitution from increased use of mobile phones.

Revenue from national long-distance traffic decreased by 25.3% in 2002 compared to 2001, despite traffic remaining stable, as a result of the introduction of the new single national tariff on May 1, 2002. Swisscom expects revenue to continue to decline in 2003 as the result of the new national tariff, which will impact the full year revenue. Swisscom also expects revenue to decline due to loss in market share and increased use of mobile phones.

Revenue from national fixed-to-other networks traffic increased by 7.7% in 2002 compared to 2001 due to (i) an increase in traffic volume of 7.3%, reflecting the higher penetration of mobile phones and (ii) the impact of increased usage of services generating non-volume related revenues, such as Combox. Revenue is expected to increase in 2003 as a result of an increase in traffic. Tariffs are expected to remain stable but might come under pressure due to regulatory initiatives in the European Union regarding mobile termination and two proceedings in which Swisscom is involved. See “ Item 4. Information on the Company – Regulation – Mobile Telecommunications” and “Item 8. Financial Information – Legal Proceedings”.

Revenue from local area traffic decreased by 9.8% in 2001 compared to 2000 as a result of an 8.8% reduction in traffic, reflecting Fixnet’s loss of market share due to an increase in the number of customers pre-selecting an alternative carrier. Tariff reductions in 2000 and 2001 contributed to the decrease in revenue.

Swisscom’s national long-distance revenue decreased by 19.0% in 2001 compared to 2000 due primarily to the tariff reforms introduced on March 1, 2000. Swisscom was able to stabilize its market share in 2001 and hence only suffered a slight decrease in traffic volume.

Back to Contents

Revenue from national fixed-to-other networks traffic increased by 7.8% in 2001 compared to 2000 as a result of an increase in volume of 8.5% reflecting the increased usage of mobile phones, slightly offset by the tariff reductions introduced in March 2000.

Outgoing International Traffic. The following table sets forth certain information relating to Swisscom’s outgoing international fixed-line telephony traffic:

	Year ended December 31,			Year ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)
Revenue (CHF in millions):
Outgoing international revenue(1)	204	189	189	(7.4)	0.0
Traffic (in millions of minutes):
Outgoing international traffic(2)	732	778	808	6.3	3.9

(1)	Does not include revenue from international calls made from payphones.
(2)	Based on minutes of outgoing international traffic as determined for customer billing purposes. Does not include transit traffic originating outside Switzerland.

Revenue from outgoing international traffic remained stable in 2002 compared to 2001, despite a 3.9% increase in traffic, as a result of a reduction of tariffs for calls to more than 50 countries, partially offset by an increase in the surcharge for calls from fixed to foreign mobile networks. Swisscom expects revenue to remain relatively stable in 2003.

Revenue from outgoing international traffic declined by 7.4% in 2001 compared to 2000, reflecting the impact of tariff reductions introduced in 2000 partially offset by an increase of 6.3% in traffic, which resulted from a price elasticity effect. Swisscom’s market share remained relatively stable in 2001 compared to 2000.

Value-Added Services. Revenue from Value-Added Services (“VAS”) consists primarily of revenue generated by charging users of Bluewin and other Internet service providers for dialing-up the Internet.

The following table sets forth, for the periods presented, revenue and traffic information related to Fixnet’s value-added services:

	Year ended December 31,			Year ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)
Revenue (CHF in millions):
Value-added services revenue	258	333	317	29.1	(4.8)

Traffic (in millions of minutes):
Value-added services traffic	6,129	8,294	8,187	35.3	(1.3)

In 2002, revenue from VAS decreased by 4.8% compared to 2001 as a result of (i) a change of the billing methodology, so called carrier filtering, and (ii) an increase in the number of ADSL customers as ADSL customers pay a fixed monthly fee which is recorded under Wholesale national and Bluewin. Carrier filtering enables alternative telecommunication providers to bill their customers directly for the use of ISP Numbers and Business Numbers and, as a result Fixnet has lost revenue it previously generated for billing those customers. These effects were partially offset by a migration of traffic from local Internet dial-up numbers to value added services ISP numbers as a result of an increase in the tariffs for local traffic introduced in May 2002. Swisscom expects VAS revenue in 2003 to decrease further as more telecommunication service providers take advantage of carrier filtering. Effective January 1, 2003, the development and administration of Business Numbers, other than ISP Numbers, were transferred to Enterprise Solutions. For a description of Business Numbers, see” – Enterprise Solutions – Value-Added Services”.

Back to Contents

In 2001, revenue from value-added services (VAS) increased by 29.1% compared to 2000. This growth was due primarily to an increase of 35.3% in VAS traffic, especially traffic generated from Fixnet’s cost-share numbers used by Internet service providers to offer access to their service platforms.

Wholesale national and international and international carriers’ carrier services. Swisscom recognizes revenue in the Swiss market from providing network services to other telecommunication companies. Such services include primarily the standard interconnection services Swisscom is required to provide to other telecommunication service providers eligible for interconnection under the Telecommunications Act. Wholesale international revenue comprises (i) revenue for international non-traditional transit traffic for which Swisscom provides a hub; (ii) outgoing international traffic from other telecommunication service providers; and (iii) revenue from Swisscom’s points of presence in key European cities along routes with heavy international traffic. In addition to the European operations, Swisscom provided wholesale traffic services through its U.S. subsidiary, Swisscom North America Inc. until October 31, 2002, when Swisscom sold its investment. Swisscom receives payments from other carriers for the use of its network for international calls terminating in or transiting through its network.

The following table sets forth certain information relating to Swisscom’s wholesale national and international and ICCS business:

	Year ended December 31,			Year ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)
Revenue (CHF in millions):
Wholesale national revenue	557	684	741	22.8	8.3
Wholesale international revenue	228	284	291	24.6	2.5
International carriers’ carrier services revenue	509	331	322	(35.0)	(2.7)

Total revenue	1,294	1,299	1,354	0.4	4.2

Number of wholesale leased lines (period end)	6,190	7,455	8,475	20.4	13.7
Total telephony traffic (millions of minutes):
Wholesale national(1)	13,193	17,125	18,939	29.8	10.6
Wholesale international	812	1,275	1,878	57.0	47.3
International carriers’ carrier services(2)	2,152	1,966	1,959	(8.6)	(0.4)

(1)	Based on minutes as determined for customer billing purposes. Includes traffic related to third party revenues for access, termination and transit services.
(2)	Minutes of incoming traffic terminated in Switzerland as determined for international settlement purposes.

Wholesale national revenue increased by 8.3% in 2002 compared to 2001 as a result of a 10.6% increase in traffic due to the introduction of 10-digit numbering at the end of March 2002, which resulted in a shift from national traffic to wholesale national traffic. See “– National and International Traffic – National Traffic” above. The increase in volume was partially offset by a reduction of interconnection rates in 2002. In addition, Swisscom was required to introduce carrier filtering in October 2001, whereby other telecommunication service providers can bill their customers directly, which has resulted in increasing wholesale revenue. An increase in the number of ADSL wholesale customers also gave rise to an increase in revenue. Swisscom expects that wholesale national revenue will decrease in 2003 due to a decrease in traffic reflecting increased efforts by mobile operators to set up direct interconnection between each other rather than using Fixnet as an intermediary, and a reduction in interconnection rates, which will be partially offset by an increase in traffic resulting from the introduction of 10-digit numbering. These rates may decline further depending on the outcome of the legal proceedings in connection with the application of the Telecommunications Act. See “Item 8: Legal Proceedings”.

Back to Contents

Wholesale international revenue grew by 2.5% in 2002 compared to 2001 primarily as a result of an increase in traffic from its international points of presence, particularly from Swisscom North America, which was sold in October 2002, partially offset by a decrease in tariffs and revenue from hubbing reflecting a decrease in mobile traffic. Swisscom decided in November 2002 to close its European sales offices as the margins realized in this business are very low. Revenue is expected to decrease primarily as a result of the sale of Swisscom North America and the closure of its European sales offices.

International incoming revenue decreased by 2.7% in 2002 compared to 2001 primarily as a result of a decline in traffic. Swisscom expects revenue to decrease further in 2003 due to a decrease of traffic and a reduction in prices.

Wholesale national revenue increased by 22.8% in 2001 compared to 2000 as a result of substantial growth in volume in the regulated business due to market share gains by private carriers, partly offset by lower interconnection tariffs. National non-regulated revenue also increased due to growth in leased lines revenue primarily as a result of the migration of former Enterprise Solutions customers to product lines offered by Fixnet. The prices for the leased line products fell during the year because of over capacity in the market.

Wholesale international revenue increased by 24.6% in 2001 compared to 2000 primarily as a result of higher volumes and increased revenue from its international points of presence, particularly from Swisscom North America, partially offset by a significant decrease in tariffs as a result of increased competition.

International incoming revenue decreased by 35.0% in 2001 compared to 2000 primarily due to (i) a decrease in the average international accounting rates resulting from increased competition and a decrease in the surcharges on mobile traffic; and (ii) a 8.6% decline in volume of international traffic due to increased competition and a reduction in mobile traffic from an effect called tromboning. Tromboning is a type of arbitrage whereby a Swiss competitor sends Swiss originated calls destined for the Swisscom mobile network to a foreign international carrier who then terminates the call through its international relationship with Swisscom. To combat the loss of revenue through this arbitrage business, Swisscom together with several other carriers introduced a mobile surcharge in 2000. As a result of this surcharge, there was a significant reduction in incoming international mobile traffic towards the end of 2000 and through 2001.

ADSL. Since October 2000, Swisscom has offered broadband access services using ADSL technology to residential customers through Bluewin, and to other telecommunications service providers through wholesale national. The following table sets forth external revenue from ADSL, which is recorded under Bluewin and Wholesale national, and the number of ADSL subscriber lines:

	Year Ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

Revenue (CHF millions):				(% change)
Bluewin (1)	0	8	39	n.a.	387.5
Wholesale national (2)	1	8	33	n.a.	312.5

Total ADSL revenue	1	16	72	n.a.	350.0

Number of subscriber lines (in thousands):
Bluewin	0	18	109	n.a.	505.6
Wholesale	0	15	86	n.a.	473.3

Total ADSL subscriber lines	0	33	195	n.a.	490.9

(1)	Includes subscription and set-up fees.
(2)	Includes access and connectivity.

Back to Contents

Swisscom charges a flat monthly fee for its ADSL services. As a result of the significant growth in the number of subscriber lines, revenue from both its residential customers, recorded under Bluewin, and from other telecommunication service providers, recorded under Wholesale national, increased. As a result of increased competition for high-speed Internet access, Swisscom reduced its ADSL tariffs significantly in March 2002. In connection with this tariff reduction, two of Swisscom’s competitors filed a petition with the Competition Commission. See “Item 8: Financial Information – Legal Proceedings – Other Regulatory Proceedings”. Swisscom expects revenue from ADSL to continue to increase, reflecting increased demand.

Other revenue. Other revenue comprises primarily revenue from the sale of customer equipment, its Internet service provider Bluewin, its directories business, public payphones, operator services, the sale of calling cards and revenue originating from Telecom FL’s operations.

The following table sets forth Fixnet’s other revenue:

CHF in millions (except percentages)	Year Ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)
Customer Equipment (1)	261	236	235	(9.6)	(0.4)
Bluewin	50	61	90	22.0	47.5
Directories	37	79	93	113.5	17.7
Other (2)	329	370	289	12.5	(21.9)

Total other products revenue	677	746	707	10.2	(5.2)

(1)	Includes customer premises equipment and mobile handsets.
(2)	Includes revenue from payphone services, operator services, Telecom FL and calling cards.

Customer Equipment. Customer equipment revenue comprises revenue from the sale and rental to customers of PSTN and ISDN telephone handsets, facsimile terminals, modems and mobile handsets in Swisscom shops.

In 2002, customer equipment revenue remained stable. An increase in revenue from the sale of ADSL modems reflecting the increase in the number of ADSL subscribers was offset by a decrease in the sale and rental of PSTN and ISDN telephone handsets. Revenue from the sale of mobile handsets remained relatively stable as the increase in the number of handsets sold was offset by a decrease in the price per handset. Swisscom expects revenue from customer equipment to decline in 2003 despite a further increase in ADSL equipment sales and a possible increase due to the sale of GPRS mobile handsets.

Customer equipment revenue decreased by 9.6% in 2001 compared with 2000 primarily as a result of a decrease in the average price per mobile handset sold due to the introduction of subsidies in May 2000, partially offset by an increase in the number of handsets sold. Revenue from the sale of PSTN and ISDN handsets remained relatively stable in 2001 compared with 2000 as a decrease in the amount of rentals was offset by the increase in the amount of sales.

Bluewin. The majority of Bluewin’s external revenue is generated by subscription fees for both narrowband and broadband (ADSL) services and hosting. Traffic revenue generated by narrowband subscribers is reported under valued added services. See ”Wholesale national and international and international carriers’ carrier services – ADSL” above for further information on broadband access services.

Revenue increased 47.5% in 2002 compared to 2001 primarily as a result of the increased number of broadband subscribers. Bluewin expects revenue to continue to increase due to a further increase in ADSL subscribers. This increase will, however, result in a decrease in the number of narrowband subscribers and, as a consequence, in a decrease in value added services revenue.

Revenue from external customers increased by 22.0% in 2001 compared to 2000 primarily as a result of a 33.5% increase in the number of active subscribers.

Back to Contents

Directories. Directories revenue is generated primarily from (i) the maintenance and sale of the electronic directories database; and (ii) the production, advertising and distribution of the printed white pages telephone books. Directories was fully consolidated as of October 1, 2000.

Revenue increased by 17.7% in 2002 compared to 2001 due primarily to the increased number of telephone books produced, which gave rise to an increase in advertising revenue. Swisscom expects revenue from Directories to increase only slightly in 2003, as beginning in 2003 phone books will be published on average every fifteen months rather than every fourteen months in 2002. Revenue remained relatively stable in 2001 compared to the whole year 2000.

Other. Fixnet operates public payphones as an integral part of its obligation to provide Universal Service. Also, Swisscom generates revenues from operator services, the sale of calling cards and from Telecom FL’s operations .

Other revenue decreased 21.9% in 2002 compared to 2001 due primarily to (i) a decrease in revenue from payphone services as a result of the substitution effect of mobile phones and a reduction in tariffs; (ii) a decrease in revenue from operator services due to the increased usage of online services and mobile phones and (iii) a decrease in revenue from cards reflecting the increased usage of mobile phones. Swisscom expects other revenue to continue to decline in the future as mobile phones continue to substitute for payphones and as customers make further use of online services.

In 2001, other revenue increased 12.5% compared to 2000 due to an increase in revenue from the sale of cards partially offset by declining revenue from payphone services and operator services.

Intersegment net revenue

Fixnet is responsible for building and maintaining the fixed-line network and sells network capacity to Enterprise Solutions and Mobile. Therefore, intersegment revenue comprises primarily revenue from Enterprise Solutions and Mobile for the use of the fixed network, revenue from the termination of traffic from Swisscom’s fixed-line network on other networks, network fees for the termination of all mobile calls on other networks, as well as revenue from Mobile for handset subsidies and commissions due for new mobile subscribers that sign up in a Swisscom shop.

CHF in millions (except percentages)	Year Ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)
Intersegment net revenue	1,436	1,667	1,555	16.1	(6.7)

Intersegment revenue decreased 6.7% in 2002 compared to 2001 primarily as a result of (i) an overall reduction in tariffs and (ii) a decrease in traffic from Swisscom’s business customers recorded under Enterprise Solutions, see description below in Enterprise Solutions.

In 2001, intersegment revenue increased 16.1% compared to 2000 primarily as a result of an increase in the amount of traffic generated from calls from the mobile network to other networks resulting from the growth in the number of mobile customers.

Back to Contents

Segment expenses

CHF in millions (except percentages)	Year Ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)
Goods and services purchased	1,105	1,184	1,199	7.1	1.3
Personnel expenses	1,101	1,001	1,058	(9.1)	5.7
Other operating expenses	705	734	699	4.1	(4.8)
Depreciation and amortization (1)	1,136	1,080	1,049	(4.9)	(2.9)
Other operating income	(45)	(71)	(84)	57.8	18.3

Total external segment expenses	4,002	3,928	3,921	(1.8)	0.2
Intersegment expenses	1,496	1,751	1,668	17.0	(4.7)

Total segment expenses	5,498	5,679	5,589	3.3	(1.6)

(1)	Excluding amortization of goodwill.

Goods and services purchased

Goods and services purchased comprise primarily the amount Swisscom pays other carriers for the use of their fixed and mobile networks for the transit and termination of traffic (national traffic fees) and for carrying and terminating international traffic (international traffic fees) as well as the cost of equipment purchased for resale.

Goods and services purchased increased by 1.3% in 2002 compared to 2001 as a result of an increase in national traffic fees reflecting an increase in higher tariff mobile international incoming traffic terminated on other networks, partially offset by a decrease in international fees due to a significant decrease in tariffs.

Goods and services purchased increased by 7.1% in 2001 compared to 2000 as a result of (i) an increase in national traffic fees reflecting an increase in the volume of calls terminating on other networks as other carriers continued to penetrate the market, partially offset by a reduction in tariffs; (ii) an increase in traffic fees payable by Swisscom’s international subsidiaries as Swisscom expanded its international points of presence, partially offset by a decrease in the amount payable to foreign operators for terminating international outgoing traffic due to a significant decrease in tariffs; and (iii) a write down of obsolescent inventory recorded in 2000.

Personnel expenses

Personnel expenses increased by 5.7% in 2002 mainly due to (i) an increase in the amount of termination benefits from CHF 35 million in 2001 to CHF 85 million in 2002, as Fixnet reduced its workforce by terminating approximately 340 full time employees at the end of 2002; and (ii) an overall salary increase. This increase was partially offset by a slight decrease in the average number of employees. In January 2003, Fixnet announced that it would reduce the number of employees by a further 200 in 2003 and will record an expense for termination benefits of approximately CHF 45 million in 2003. See “Item 6. Directors, Senior Management and Employees – Employees – Workforce Reduction and Productivity Improvement”.

Personnel expenses decreased by 9.1% in 2001 due to (i) a decrease in the amount of termination benefits recorded from CHF 108 million in 2000 to CHF 35 million in 2001; and (ii) a decrease in the number of employees reflecting the various steps that Swisscom took to reduce its costs and improve its competitiveness in the increasingly competitive telecommunications market. See “Item 6: Directors, Senior Management and Employees – Employees – Workforce Reduction and Productivity Improvement”.

Back to Contents

Other operating expenses

Fixnet’s other operating expenses comprise primarily repairs and maintenance, advertising and promotion costs, rent, information technology loss on disposal of fixed assets and other general operating expenses.

Other operating expenses decreased by 4.8% in 2002 compared to 2001 as a result of a reduction in (i) rent expenses, (ii) repair and maintenance and (iii) losses on disposals of fixed assets, partially offset by an increase in postal charges, as Fixnet insourced this service in 2002, whereas in prior years Swisscom IT Services provided this service. The reduction in rent was mainly due to the fact that cleaning services have been invoiced directly by the third party service provider in the past and are now billed through SIMAG which results in intercompany expense. The decrease in repairs and maintenance is due primarily to a reduction in network maintenance costs and the insourcing of the maintenance and removal of payphone cabins.

Other operating expenses increased by 4.1% in 2001 compared to 2000. An increase in advertising and promotion costs was partially offset by a decrease in rental and consultancy expenses as well as losses on disposals of fixed assets. Advertising and promotion costs increased as a result of (i) an increase in commissions paid to dealers for the sale of phone cards, the number of which sold in 2001 increased significantly; and (ii) an increase in the number of marketing campaigns, primarily as a result of the launch of Swisscom Fixnet in 2001. Rental expenses decreased as a result of (i) a reduction in satellite capacity rented as Swisscom routed more of its traffic over its cable network; and (ii) a reduction in rental expense on payphone sites as Swisscom reduced the number of payphones in 2001.

Depreciation and Amortization

Depreciation and amortization decreased by 2.9% in 2002 compared to 2001 due primarily to the increase in the number of fully depreciated assets that have not been replaced. This decrease was partially offset by an increase in the depreciation relating to the next generation network infrastructure that is needed to support high-speed data transmission and the rollout of broadband access. In December 2002, Fixnet decided to reduce the complexity of its switching function by phasing-out one of the three switching platforms in 2003 and 2004. At the same time, Fixnet intends to upgrade the remaining two switching platforms in order to allow longer usage. Fixnet expects depreciation and amortization expense to increase in 2003 due primarily to a reduction in the useful life, effective January 1, 2003, of the switching equipment to be phased out, and an increase in capital expenditure.

Depreciation and amortization decreased by 4.9% in 2001 as a result of (i) a reduction in the useful life of software for switching equipment effective January 1, 2000 to one year, as a result of which the net book value of this software at January 1, 2000 was fully depreciated in 2000, the date the software was replaced; and (ii) the transfer of broadcasting equipment from Swisscom Fixnet to Swisscom Broadcast AG (included within segment Other) and the sale of satellite equipment at the end of 2000.

Intersegment expenses

Intersegment expenses comprise primarily network fees to Mobile for calls terminated on the mobile network from all other networks, expenses payable to Mobile for the purchase of mobile handsets and amounts payable to other divisions for information technology, rental of real estate and management fees.

Intersegment expenses decreased by 4.7% in 2002 compared to 2001 due primarily to (i) a decrease in postal charges, as Fixnet insourced this service in 2002, whereas in prior years Swisscom IT Services provided this service; (ii) a reduction in management fees payable to group headquarters; and (iii) the fact that starting in 2002, Fixnet pays insurance fees directly to an insurance company rather than to group headquarters, with such insurance fees therefore recorded as third party rather than intercompany expense. The decrease was partially offset by a change in billing methodology in 2002, as cleaning services that have been invoiced directly by the third party service provider in the past are now billed through SIMAG, and a slight increase in network fees to Mobile reflecting an increase in traffic from other networks to the mobile network.

Intersegment expenses increased by 17.0% in 2001 compared to 2000 due primarily to an increase in the number of minutes terminated on other networks, due to the increased usage of mobile phones and an increase in the number of minutes terminated on competitors’ networks and an increase in the amount of traffic from other networks to the mobile network resulting from the continued growth in the number of mobile subscribers.

Back to Contents

Segment margin

Segment margin before amortization of goodwill decreased from 13.8% in 2001 to 13.3% in 2002. This was mainly due to (i) the increase in termination benefits; (ii) a shift from retail traffic with higher margins to wholesale traffic with lower margins; and (iii) price reductions for long distance phone calls. This was partially offset by a reduction in management fees and depreciation expense. Fixnet expects its margin to further decrease in 2003 due to (i) a reduction in revenue resulting primarily from price reductions for fixed to mobile traffic and a loss of market share due to increased use of mobile phones and ADSL substitution; and (ii) an increase in depreciation expense as a result of the reduction in the useful life of certain switching equipment. This decrease will be partially offset by a decrease in personnel expense reflecting a reduction in termination benefits and the impact of the headcount reduction in the last quarter of 2002.

Segment margin increased from 11.7% in 2000 to 13.8% in 2001. Although revenue increased only slightly in 2001, Fixnet was able to reduce costs, primarily personnel costs.

Back to Contents

MOBILE

Revenue from Mobile consists principally of mobile telephony revenue, including the sale of SIM cards, monthly subscription fees and domestic and international traffic charges for calls made in Switzerland or abroad by Swisscom’s customers and roaming fees paid by foreign operators whose customers use their GSM mobile telephones over Swisscom’s networks as well as fees from the roaming agreement entered into with Orange whereby Orange subscribers may use the Swisscom network in parts of Switzerland. It also consists of fees for using value-added services numbers and sending SMS messages as well as the sale of mobile handsets through channels other than Swisscom shops. See “Item 4: Information on the Company – Mobile – Principal Products”.

The following table sets forth the segment results for Mobile and the percentage changes therein for the periods presented:

CHF in millions (except percentages)	Year Ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)
Net revenue from external customers	2,730	3,127	3,255	14.5	4.1
Intersegment net revenue	762	856	857	12.3	0.1

Net revenue	3,492	3,983	4,112	14.1	3.2
Segment expenses	2,321	2,398	2,427	3.3	1.2

Segment operating income	1,171	1,585	1,685	35.4	6.3

Segment-margin	33.5%	39.8%	41.0%

Net revenue from external customers

CHF in millions (except percentages)	Year Ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)
Voice	1,820	2,092	2,170	14.9	3.7
Roaming	373	381	388	2.1	1.8
Data and value-added services	152	273	340	79.6	24.5
Wholesale	323	280	244	(13.3)	(12.9)
Other mobile revenue(1)	62	101	113	62.9	11.9

Total Mobile external revenue	2,730	3,127	3,255	14.5	4.1

(1)	Includes revenue from the sale of handsets sold through indirect sales channels, from SICAP, a prepaid billing platform, and, in 2000, from paging services, which Swisscom no longer offers.

Back to Contents

The following table sets forth certain data relating to Mobile’s subscribers and traffic:

	Year Ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)
Average number of subscribers (in thousands)(1):
Postpaid	1,675	2,044	2,221	22.0	8.7
Prepaid(2)	891	1,137	1,266	27.6	11.3

Average number of subscribers	2,566	3,181	3,487	24.0	9.6

Average monthly minutes of use per user (AMPU)(1) (3)	143	131	126	(8.4)	(3.8)
Average monthly revenue per user (ARPU)(4)	95	90	86	(5.3)	(4.4)
Traffic (in millions of minutes)(1):
Voice(5)	2,503	2,923	2,995	16.8	2.5
Roaming	197	226	229	14.7	1.3
Wholesale	277	226	181	(18.4)	(19.9)

Total mobile telephony traffic	2,977	3,375	3,405	13.4	0.9

Number of SMS messages (in millions)(1) (6)	651	1,317	1,650	102.3	25.3

(1)	Includes service accounts and traffic generated by service accounts.
(2)	Excludes inactive customers. Swisscom no longer includes accounts of any inactive prepaid customer in its subscriber figures. A customer is deemed inactive after a period of twelve months without making a call or sending a SMS message. On a yearly average, inactive customers were 144,258 in 2000; 224,166 in 2001 and 163,846 in 2002.
(3)	Includes traffic from all outgoing calls made by Mobile subscribers, excluding inactive customers, plus traffic from all incoming calls made to Mobile subscribers from all other networks.
(4)	Includes revenue from all outgoing calls made by Mobile’s subscribers, excluding inactive customers, including roaming and data and value added services, plus revenue from all incoming calls made to Mobile subscribers from all other networks, which is recorded as intercompany revenue.
(5)	Includes minutes from all outgoing calls made by Mobile’s customers.
(6)	Excludes wholesale SMS messages.

Voice. Net revenue from voice consists principally of the sale of SIM cards, monthly subscription fees and domestic and international traffic charges for calls made in Switzerland by Mobile’s customers.

Voice revenue increased 3.7% in 2002 compared to 2001, primarily due to an increase in traffic resulting from the continued growth in the number of customers. Mobile was able to maintain its high market share in 2002. The migration of customers from higher price to lower price tariff subscriptions continued to have an offsetting effect on the revenue increase in 2002. Average monthly minutes of use per user (AMPU) and average monthly revenue per user (ARPU) declined in 2002 compared to 2001 as newly acquired subscribers represent lower use customers. Mobile expects voice revenue to further increase in 2003 resulting from an overall increase in volume partly offset by users migrating from a more expensive to a lower cost product and price-pressure in the corporate sector.

Voice revenue increased 14.9% in 2001 compared to 2000, primarily due to an increase in traffic resulting from the continued growth in the number of customers, partially offset by the effect of the migration of customers from higher to lower tariff subscriptions and the effect of the network disruption on July 27, 2001, which resulted in Mobile giving its customers credit notes and free minutes in the amount of CHF 21.5 million. Mobile was able to maintain its high market share in 2001. AMPU and ARPU decreased by 8.4% and 5.3% respectively, compared to 2000.

Back to Contents

Roaming. Net revenue from roaming consists principally of international calling charges for calls made abroad by Mobile’s subscribers. The revenue includes a roaming surcharge in addition to the tariffs imposed by local mobile telephony operators.

Roaming revenue increased slightly by 1.8% in 2002 compared to 2001 due to a 1.3% increase in traffic, reflecting an increase in customers. Tariffs remained stable in 2002. Mobile expects roaming revenue to remain relatively stable in 2003.

Roaming revenue increased 2.1% in 2001 compared to 2000 due to a 14.7% increase in traffic resulting from the increase in the number of customers partially offset by the reduction of international roaming tariffs during the year.

Data and value-added services. Net revenue from data and value-added services consists principally of fees generated from SMS messages, information services and ComboxPro.

Data and value-added services revenue increased 24.5% in 2002 compared to 2001 due primarily to a 25.3% increase in the number of SMS messages sent, resulting from the still increasing popularity of this service as well as other mobile data services newly introduced in 2002. Mobile expects this area to be its fastest growing business area, driven primarily by a still significant increase in revenue from Messaging Services like Swisscom’s short messaging service (SMS), from the new multimedia messaging service (MMS) launched in June 2002 and from its mobile data services enabled by GPRS, PWLAN and, in the future, UMTS.

Data and value-added services revenue increased 79.6% in 2001 compared to 2000 due primarily to a 102.3% increase in the number of SMS messages sent, resulting from the increase in the number of customers and the increased use of this service by existing customers, partially offset by a tariff reduction from CHF 0.30 to CHF 0.20 per SMS message on September 1, 2000.

Wholesale. Net revenue from wholesale consists principally of roaming fees paid by operators whose customers use their GSM mobile telephones over Swisscom’s network and fees from the roaming agreement entered into with Orange whereby Orange subscribers may use the Swisscom network in parts of Switzerland.

Wholesale revenue decreased 12.9% in 2002 compared to 2001 primarily due to (i) a further reduction in traffic from the national roaming agreement with Orange as a result of Orange continuing to expand its own network; and (ii) a reduction in the number of wholesale SMS messages due to the introduction of fees for international termination of wholesale SMS based on new interworking agreements. Swisscom aims to be active throughout the mobile data business value chain and is therefore opening standardized interfaces to enabling platforms which can be used by third parties to offer services to Swisscom customers like premium priced SMS and point of sale payments through mobile handsets. Mobile expects wholesale revenue to decrease in 2003.

Wholesale revenue decreased 13.3% in 2001 compared to 2000 primarily due to an 18.4% decrease in traffic resulting from (i) a significant decrease in traffic from the national roaming agreement with Orange as a result of Orange expanding its own network; and (ii) a decrease in traffic made on Mobile’s network by foreigners in Switzerland as more calls were made on competitors’ networks which have continued to expand. Revenue and traffic decreased disproportionately as the amount of traffic generated by foreigners roaming in Switzerland, which has higher tariffs, increased as a proportion of the total wholesale traffic in 2001.

Other Mobile revenue. Net revenue from other consists principally of the sale of mobile handsets by Mobile’s outlets and the sale of the prepaid billing platform SICAP to other GSM operators.

Other mobile revenue increased 11.9% in 2002 compared to 2001 primarily as a result of an increase in SICAP revenue originating from projects and an increase in the number of handsets sold directly to customers as part of Mobile’s retention program, partially offset by an increase in the amount of subsidies offered to subscribers. Subscriber subsidies depend on the level of usage, with heavier users receiving higher subsidies. Mobile expects to see an increasing trend in sales of handsets with more complex functionality and expects sales to further increase.

Other mobile revenue increased 62.9% in 2001 compared to 2000 primarily as a result of the increase in revenue from the sale of mobile handsets by Mobile’s outlets. In 2001, Mobile started to sell handsets directly to its subscribers as part of its retention program.

Back to Contents

Intersegment net revenue

Intersegment net revenue comprises principally revenue from Fixnet for all incoming calls made to Mobile subscribers from all other networks and revenue from the sale of mobile equipment in the Swisscom shops.

CHF in millions (except percentages)	Year Ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)
Intersegment net revenue	762	856	857	12.3	0.1

Intersegment revenue remained stable in 2002 compared to 2001. A slight increase in network fees from Fixnet reflecting an increase in traffic from other networks to the mobile network was offset by a decrease in revenue from the sale of handsets mainly due to a reduction in the average selling price per handset. Mobile expects intersegment revenue to remain relatively stable in 2003 assuming no change in the fixed to mobile telephony tariffs. However, tariffs might come under pressure due to regulatory initiatives in the European Union regarding mobile termination and two proceedings in which Swisscom is involved. See “Item 4. Information on the Company – Regulation – Mobile Telecommunications” and “Item 8. Financial Information – Legal Proceedings”.

Intersegment revenue increased 12.3% in 2001 compared to 2000 primarily due to (i) an increase in the amount of traffic from other networks to the mobile network resulting from the continued growth in the number of mobile subscribers; and (ii) an increase in revenue from the sale of handsets reflecting the continued increase in demand for mobile handsets.

Operating expenses

CHF in millions (except percentages)	Year Ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)
Goods and services purchased	486	626	595	28.8	(5.0)
Personnel expenses	188	222	269	18.1	21.2
Other operating expenses	629	502	519	(20.2)	3.4
Depreciation and amortization	312	291	289	(6.7)	(0.7)
Other operating income	(1)	(15)	(18)	n.a.	(20.0)

Total external segment expenses	1,614	1,626	1,654	0.7	1.7
Intersegment expenses	707	772	773	9.2	0.1

Total segment expenses	2,321	2,398	2,427	3.3	1.2

Goods and services purchased

Goods and services purchased comprise primarily the amount that Mobile has to pay other carriers for Mobile’s subscribers roaming abroad for the use of their networks and the cost of mobile equipment purchased for resale.

Goods and services purchased decreased by 5% in 2002 compared to 2001 primarily as a result of a reduction in handset purchase prices, as Mobile was able to benefit from Vodafone’s global purchasing discounts, partially offset by the increased purchase price of handsets supporting new technologies like MMS and GPRS released in the second half of 2002. Roaming fees Mobile had to pay to other carriers remained relatively stable. Goods and services purchased are expected to increase in 2003, reflecting an increase in the sale of handsets with more complex functionality and as a result of an increase in the purchase of content, such as ring-tones and other applications.

Back to Contents

Goods and services purchased increased by 28.8% in 2001 compared to 2000 as a result of (i) an increase in the cost of mobile equipment purchased for resale reflecting the increase in the number of handsets sold; and (ii) an increase in the amount that Mobile had to pay other carriers for Mobile customer’s roaming on their networks, which corresponds to the increase in roaming revenue.

Personnel expenses

Personnel expenses increased by 21.2% in 2002 compared to 2001 and 18.1% in 2001 compared to 2000 reflecting (i) an increase in the number of employees required to manage the growth of the business; (ii) an annual salary increase and (iii) an increase in the average salary due to the increased skill sets of employees. The increase in the number of employees in 2002 was driven by the increased service levels in customer care, the development of new business areas such as third party business, the mobility portal and mobile solutions for corporate customers as well as through internalization of IT contractors to retain skills in-house. Personnel expenses are expected to increase slightly in 2003 due to an increase in the number of employees as a result of the further internalization of skills and expected roll-out of UMTS services.

Other operating expenses

Other operating expenses comprise primarily commissions and handset subsidies, repairs and maintenance, advertising and promotion costs, loss on disposal of fixed assets and other general operating expenses.

Other operating expenses increased by 3.4% in 2002 compared to 2001 due primarily to an increase in retention related commissions and handset subsidies. In 2002, a substantial increase in customer retention costs was partially offset by a decrease in customer acquisition costs, reflecting an increase in the number of customers who received a subsidy. With the Swiss market reaching high penetration levels in 2001, Mobile introduced a retention program, with the aim of retaining its high value customers. The amount of subsidy offered to the subscriber is dependent on the level of usage and the length of the relationship and is also influenced by the competitors’ strategy. Commission and handset subsidies are expected to remain relatively stable in 2003 but may increase in the medium term with the introduction of UMTS or through competition related aggressive pricing. Also, IT expenses are expected to increase as a result of new integrated IT architecture and a new customer relationship management system.

Other operating expenses decreased by 20.2% in 2001 compared to 2000 due primarily to a decrease in commissions and handset subsidies paid resulting from the significant slow down in subscriber growth in 2001. In 2001, Mobile switched the focus from acquiring new customers to retaining its best customers. The average customer acquisition cost exceeded the average cost of retaining a customer.

Depreciation

Depreciation expense decreased by 0.7% in 2002 compared to 2001 due to the effect of a reduction of the useful lives of certain equipment in 2001, which resulted in additional depreciation expense in 2001 partially offset by an increase in depreciation resulting from increased capital expenditures in 2002 compared to 2001. The roll-out of the UMTS network will be one of the major areas of investment in the future.

Depreciation expense decreased 6.7% in 2001 compared to 2000 due to (i) the effect of a reduction of the useful lives of certain equipment effective January 1, 2000 to one year; and (ii) a reduction in capital expenditure in 2001 as the expansion of the GSM network slowed down in 2001.

Intersegment expenses

Intersegment expenses comprise primarily network fees for mobile calls terminated on other networks, commissions payable for the acquisition of new customers or the extension of existing contracts in the Swisscom shops, rent, information technology costs and management fees.

Intersegment expenses remained stable in 2002 compared to 2001 as a decrease in international voice termination tariffs was offset by an increase in traffic generated resulting from the growth in the number of mobile customers.

Back to Contents

Intersegment expenses increased by 9.2% in 2001 compared to 2000 due to (i) an increase in the amount of traffic generated from calls from the mobile network to other networks resulting from the growth in the number of mobile customers; and (ii) an increase in the amount of commissions payable to Fixnet reflecting the increase in the number of new customers and contract extensions acquired through the Swisscom shops in 2001.

Segment margin

Segment margin increased from 39.8% in 2001 to 41.0% in 2002 due primarily to a significant increase of data revenue partially offset by higher personnel expenses and increased expenses for customer retention. Mobile expects segment margin to remain relatively stable in 2003, although increased competition may give rise to a decrease in tariffs or an increase in subsidies.

Segment margin increased from 33.5% in 2000 to 39.8% in 2001 due primarily to a significant increase in the amount of data revenue and the decrease in customer acquisition costs as Swisscom shifted its emphasis to customer retention.

Back to Contents

ENTERPRISE SOLUTIONS

Revenue from Enterprise Solutions comprises primarily revenue from national and international fixed telephony traffic in respect of business customers, revenue from value-added services offered to business customers, revenue from national and international leased lines and revenue from a variety of other services, including business Internet services, public data network services and LAN services. See “Item 4: Information on the Company – Enterprise Solutions”.

	Year Ended December 31,			Year Ended December 31,

CHF in millions (except percentages)	2000	2001	2002	2001/2000	2002/2001

				(% change)
Net revenue from external customers	1,518	1,486	1,365	(2.1)	(8.1)
Intersegment net revenue	112	99	85	(11.6)	(14.1)

Net revenue	1,630	1,585	1,450	(2.8)	(8.5)
Segment expenses	1,535	1,504	1,414	(2.0)	(6.0)

Operating income	95	81	36	(14.7)	(55.6)

Segment-margin	5.8%	5.1%	2.5%

Net revenue from external customers

	Year Ended December 31,			Year Ended December 31,

CHF in millions (except percentages)	2000	2001	2002	2001/2000	2002/2001

				(% change)
National and international traffic	636	583	561	(8.3)	(3.8)
Value-added services	70	94	64	34.3	(31.9)
Networking	636	633	568	(0.5)	(10.3)
Other	176	176	172	0.0	(2.3)

Total Enterprise Solutions external revenue	1,518	1,486	1,365	(2.1)	(8.1)

National and International Traffic

National and international traffic revenue consists of charges to business customers for making national and international calls.

National Traffic. Revenue from national traffic comprises the same products as those of the Fixnet segment. The following table sets forth certain information relating to Enterprise Solution’s national fixed-line traffic revenue:

	Year Ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)
National traffic revenue (CHF in millions) (1):
Local area traffic revenue	165	152	127	(7.9)	(16.4)
National long distance traffic revenue	139	122	104	(12.2)	(14.8)
National fixed-to-other networks revenue (2)	183	198	212	8.2	7.1

Total national traffic revenue	487	472	443	(3.1)	(6.1)

National traffic (in millions of minutes) (1) (3):
Local area traffic	2,699	2,428	1,974	(10.0)	(18.7)
National long distance traffic	1,334	1,287	1,244	(3.5)	(3.3)
National fixed-to-other networks (2)	385	444	457	15.3	2.9

Total national traffic	4,418	4,159	3,675	(5.9)	(11.6)

(1)	Local area, national long distance and fixed-to-other network traffic do not include traffic or revenue, as appropriate, generated by Business Numbers as this is recorded under Enterprise Solutions’ value added services.
(2)	Includes traffic or revenue as appropriate, for fixed to mobile calls and calls from the fixed line network to private user networks.
(3)	Includes traffic on courtesy and service lines.

Back to Contents

Local area traffic revenue decreased by 16.4% in 2002 compared to 2001 due primarily to a decrease in traffic reflecting a loss of market share. This loss mainly resulted from the introduction of 10-digit numbering at the end of March 2002. Local area traffic revenue is expected to decrease further in 2003 as the introduction of the 10-digit numbering will have an effect for the entire twelve months compared to only nine months in 2002.

Long distance traffic revenue decreased by 14.8% in 2002 compared to 2001 due to a slight decline in traffic reflecting a loss of market share and a decrease in tariffs, which was a result of the introduction of a single national tariff zone. See “Item 4. Information on the Company – Fixnet – National and International Traffic – National Traffic – Tariffs”. Enterprise Solutions expects the traffic volume to remain relatively stable, but revenue is expected to further decrease in 2003 due to (i) the impact of the single national tariff for the entire year 2003 and (ii) the increased pressure from competitors related to discounts granted to large customers.

Revenue from national fixed-to-other networks traffic increased by 7.1% in 2002 compared to 2001 due to (i) an increase in traffic volume of 2.9%; and (ii) a reduction in discounts offered. While volumes are expected to increase in 2003 in line with the increased usage of mobile phones, Enterprise Solutions expects tariffs to come under increased pressure due to the regulatory initiatives relating to mobile termination tariffs in the European Union and two legal proceedings in which Swisscom is involved. See ”Item 4. Information on the Company – Regulation – Mobile Telecommunications” and “Item 8. Financial Information – Legal Proceedings”.

Local area traffic revenue declined by 7.9% in 2001 compared to 2000 due primarily to a decrease of traffic, reflecting a loss of market share as some small firms connected to the Internet over cable or other media or switched to Swisscom’s competitors. The decrease in revenue was partially offset by a reduction in discounts offered in 2001 compared to 2000.

Long distance traffic revenue declined by 12.2% in 2001 compared to 2000 due to (i) the full year impact of the tariff reductions introduced in March 2000; and (ii) a volume decrease due to loss of market share reflecting increased competition in the market.

Revenue from national fixed-to-other networks traffic increased by 8.2% in 2001 compared to 2000 due to a 15.3% increase in volume, reflecting the increased usage of mobile phones, partially offset by the full year effect of tariff reductions introduced in March 2000.

Outgoing International Traffic. Revenue from outgoing international traffic comprises the same products as those of the Fixnet segment.

The following table sets forth, for the periods indicated, certain information with respect to Enterprise Solutions’ revenue and traffic from outgoing international fixed-line calls:

	Year Ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)
Outgoing international fixed-line traffic revenue (CHF in millions)	149	111	118	(25.5)	6.3
Outgoing international fixed-line traffic (millions of minutes) (1)	574	621	586	8.2	(5.6)

(1)	Based on minutes of outgoing international traffic as determined for customer billing purposes. Does not include traffic originating outside Switzerland.

Back to Contents

Revenue in 2002 increased by 6.3%, despite a decline of 5.6% in traffic primarily as a result of a reduction in the discounts offered to customers, partially offset by a reduction in tariffs in more than 50 countries in October 2002. Enterprise Solutions expects revenue from outgoing international traffic to remain relatively stable in 2003. While minutes are expected to increase, further tariff reductions are expected due to continuing intense competition in this sector.

Revenue in 2001 declined by 25.5%, despite an increase of 8.2% in traffic primarily as a result of significant price reductions introduced in 2000 and higher discounts offered to customers as a result of increased competition in the market.

Value-Added Services. Revenue from value-added services comprises Business Numbers offered to business customers and information services provided directly by Swisscom to its business customers. For a description of Business Numbers see “Item 4. Information on the Company – Enterprise Solutions – Value-Added Services.”

The following table sets forth, for the periods presented, revenue and traffic information related to Swisscom’s value-added services:

	Year Ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)
Value-added services revenue (CHF in millions)	70	94	64	34.3	(31.9)
Value-added services traffic (in millions of minutes)	1,135	1,168	787	2.9	(32.6)

In 2002, revenue from value-added services (VAS) decreased by 31.9% compared to 2001, primarily as a result of (i) the migration from dial-in Business Numbers of Enterprise Solutions to ISP Numbers of Fixnet; (ii) the loss of certain large customers; and (iii) the introduction of the single national tariff. Revenue from Business Numbers is expected to slightly decrease in 2003. Effective January 1, 2003, product ownership of Business Numbers (other than ISP numbers) was transferred from Fixnet to Enterprise Solutions and, as a result, revenue generated by small and medium sized enterprises is now accounted for in Enterprise Solutions. Prior year numbers will be restated.

In 2001, revenue from Enterprise Solutions’ VAS increased by 34.3% compared to 2000. VAS revenue increased at a higher rate than the associated traffic because the tariff for certain premium rate services increased significantly in 2001.

Networking. Revenue from Networking comprises revenue from leased lines, including managed leased lines, as well as revenue from private network services including revenue from Infonet Switzerland AG., as well as Intranet services and other networking services. See “Item 4: Information on the Company – Enterprise Solutions – Networking.”

Back to Contents

The following table sets forth, for the periods presented, certain information relating to Swisscom’s networking services:

CHF in millions (except percentages)	Year Ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)

Leased Lines revenue	314	274	216	(12.7)	(21.2)
Private networks revenue (1)	135	148	137	9.6	(7.4)
Intranet services revenue	114	150	164	31.6	9.3
Other revenue (2)	73	61	51	(16.4)	(16.4)

Total networking revenue	636	633	568	(0.5)	(10.3)

Number of leased lines (period end):
National leased lines (3)	30,645	28,161	21,576	(8.1)	(23.4)
International leased lines	935	736	608	(21.3)	(17.4)

Total leased lines	31,580	28,897	22,184	(8.5)	(23.2)

(1)	Includes revenue from Infonet Switzerland.
(2)	Includes mainly facility services.
(3)	Excluding twisted copper pairs.

Revenue from leased line services decreased by 21.2% in 2002 compared to 2001, as a result of (i) price reductions due to continued competitive pressure and (ii) a reduction in the number of leased lines, due to the migration from leased lines to IP services. The decrease has partially been offset by an increased demand for higher bandwidth with higher tariffs. Enterprise Solutions expect revenue from leased line services to continue to decrease in 2003 due to competitive market conditions and migration to IP revenue. In March 2003, the Federal Council adopted amendments to the Telecommunications Ordinance that require Swisscom to offer interconnection to leased lines on a cost-oriented basis, with effect from April 1, 2003. See “Item 4. Information on the Company – Regulation – Interconnection by a Market-Dominant Provider”.

Revenue from private network services decreased by 7.4% in 2002 compared to 2001 mainly due to (i) price reductions for frame relay and asynchronous transfer mode (ATM) services and (ii) increased substitution of frame relay and ATM services by Internet Protocol (IP) service. Enterprise Solutions expects revenue from private network services to further decrease in 2003 mainly due to price reductions and substitution by IP service.

Revenue from Intranet services increased by 9.3% in 2002 compared to 2001 due to the launch of new Intranet services, including a low-cost remote access solution. Enterprise Solutions expects revenue from Intranet services to continue to increase in 2003 as customers continue to migrate from other platforms to IP based platforms.

Other revenue decreased by 16.4% in 2002 compared to 2001 due to the reduced commercialization of facility services resulting in a reduction of new business. Swisscom expects other revenue to decrease further in 2003.

Revenue from leased line services decreased by 12.7% in 2001 compared to 2000, as a result of price reductions introduced in August 2000 and July 2001 and a reduction in the number of leased lines sold. Enterprise Solutions faced strong competition in leased lines in 2001 as alternative service providers increased their offerings, which forced Enterprise Solutions to reduce prices in July 2001 for leased lines and managed bandwidth services. The number of leased lines decreased by 8.5% in 2001 compared to 2000 as customers migrated to higher capacity lines (>2Mbit), for which the price reductions were the most significant. In addition, certain customers were transferred to Fixnet and other customers switched to IP-based services in 2001.

Revenue from private network services increased by 9.6% in 2001 compared to 2000 mainly due to the increase in revenue from the City Services product. See “Item 4. Information on the Company – Enterprise Solutions – Networking – National Private Networks”.

Back to Contents

Revenue from Intranet services increased by 31.6% in 2001 compared to 2000 due to the strong growth as customers migrated to IP based technologies.

Other revenue decreased by 16.4% in 2001 compared to 2000 due to the reduced commercialization of facility services resulting in a reduction of new business.

Other comprises business Internet services, public data network services, LAN services, customer relationship management (CRM) services, professional services and a variety of supporting services.

The following table sets forth, for the periods indicated, certain information with respect to Enterprise Solutions’ other revenue:

CHF in millions (except percentages)	Year Ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)
Business Internet	38	44	50	15.8	13.6
Other (1)	138	132	122	(4.3)	(7.6)

Total Other revenue	176	176	172	0.0	(2.3)

(1)	Includes public data networks, LAN services, customer relationship management (CRM) services, professional and supporting services.

Business Internet revenue increased by 13.6% in 2002 compared to 2001 and by 15.8% in 2001 compared to 2000, due to the increased number of customers reflecting continued growth in Internet use and a shift to more expensive, higher bandwidth products. Enterprise Solutions expects revenue to continue to increase in 2003.

Other revenue decreased by 7.6% in 2002 compared to 2001 and by 4.3% in 2001 compared to 2000 due primarily to customers migrating to other Enterprise Solutions products, away from the low speed X.25 protocol. Enterprise Solutions expect revenue to increase in 2003 mainly due to growth of applications based on IP telephony, as well as an increased demand for process integrated solutions and consulting, engineering and project management services.

Intersegment revenue.Intersegment revenue comprises primarily revenue from leased lines and corporate communication services and sales commissions from Mobile for the account management of corporate customers.

CHF in millions (except percentages)	Year Ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)
Intersegment net revenue	112	99	85	(11.6)	(14.1)

Intersegment revenue decreased by 14.1% in 2002 compared to 2001 due primarily to a decrease in sales commission from Mobile and the reallocation of several Enterprise Solutions’ customers to Fixnet. Enterprise Solutions expects these revenues to further decrease in 2003.

Intersegment revenue decreased by 11.6% in 2001 compared to 2000 due primarily to a reduction in the amount of sales commissions from Mobile as Mobile performed more of the account management functions for its corporate customers in 2001.

Back to Contents

Segment expenses

CHF in millions (except percentages)	Year Ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)
Goods and services purchased	87	92	92	5.7	0.0
Personnel expenses	197	221	207	12.2	(6.3)
Other operating expenses	60	61	57	1.7	(6.6)
Depreciation and amortization	34	33	32	(2.9)	(3.0)
Other operating income	0	(3)	0	n.a.	n.a.

Total external segment expenses	378	404	388	6.9	(4.0)
Intersegment expenses	1,157	1,100	1,026	(4.9)	(6.7)

Total segment expenses	1,535	1,504	1,414	(2.0)	(6.0)

Goods and services purchased

Goods and services purchased comprise the cost of equipment for LAN-Services projects, network fees payable to Infonet and other services purchased.

Goods and services purchased remained stable in 2002 compared to 2001. Enterprise Solutions expects these costs to increase in 2003 in line with the increase in project revenue.

Goods and services purchased increased by 5.7% in 2001 compared to 2000 reflecting an increase in revenue in International Private Networks’ services.

Personnel expenses

Personnel costs decreased by 6.3% in 2002 compared to 2001 primarily as a result of a reduction in employees, partially offset by a salary increase. Enterprise Solutions announced in January 2003, that it will reduce headcount by a further 380 full-time equivalent employees by mid 2004 and that it expects to record a charge for termination benefits of approximately CHF 45 million.

Personnel costs increased by 12.2% in 2001 compared to 2000 primarily as a result of (i) an increase in the number of full-time equivalent employees at the end of 2001 compared with the end of 2000; (ii) the fact that new employees hired were more expensive due to their specialized skill set; and (iii) a salary increase.

Other operating expenses

Other operating expenses comprise primarily advertising costs, repairs and maintenance expense, Information Technology expenses and Consultancy expenses.

Other operating expenses remained relatively stable in 2002 compared to 2001 and 2000.

Intersegment expenses

Intersegment expenses comprise primarily network fees payable to Fixnet for telephony and leased lines and amounts payable to other divisions for information technology, rental of real estate and management fees.

Intersegment expenses decreased by 6.7% in 2002 compared to 2001 due to a reduction in network fees charged by Fixnet resulting from a decrease in the volume of telephony traffic and leased lines and a decrease in tariffs as described under “Item 4: Information on the Company – Fixnet – National and International Traffic – Tariffs”. Enterprise Solutions expects expenses to further decrease in 2003 due to the fact that volume is expected to decrease as a result of increased competition.

Back to Contents

Intersegment expenses decreased by 4.9% in 2001 compared to 2000 due to a reduction in network fees charged by Fixnet resulting from a decrease in the volume of telephony traffic and leased lines.

Segment margin

Segment margin fell from 5.1% in 2001 to 2.5% in 2002 primarily due to (i) the decrease in revenue as a result of the impact of the introduction of 10-digit numbering at the end of March 2002 and the new single tariff as described under “Item 4: Information on the Company – Fixnet – National and International Traffic – Tariffs” and (ii) additional costs incurred in 2002 relating to the transformation from a service to a solution provider partially offset by certain cost reductions. It is expected that margins will continue to be low in the future in this highly competitive area.

Segment margin remained relatively stable in 2001 compared to 2000, as Enterprise Solutions was able to reduce costs in line with revenue.

Back to Contents

DEBITEL

Swisscom owns 93% of the share capital of debitel Aktiengesellschaft (“debitel”), a German provider of mobile communications and value-added services, and has an option to buy another 2%. debitel is a network independent telecommunications company that provides mobile communications, fixed line and internet services. The primary operations are in Germany with subsidiaries in the Netherlands, France, Denmark and Slovenia. Effective October 1, 1999, Swisscom acquired for cash 74.2% of the outstanding shares of debitel for CHF 3,394 million, of which CHF 3,360 million was allocated to goodwill. Swisscom acquired an additional 20% in 2001 for CHF 928 million, of which CHF 906 million was allocated to goodwill, and a further 0,8% in 2002. In 2002, Swisscom sold 2%, of the outstanding debitel shares to ElectronicPartner (EP) as consideration for exclusive distribution rights of debitel's products. The goodwill of debitel is amortized on a straight-line basis over 10 years and at December 31, 2002 has a remaining life of approximately 7 years.

debitel focuses primarily on selling standardized products and services for private customers as well as small- and medium-sized business customers in the mobile communications market. debitel does not operate its own network but instead purchases the telecommunications services of network operators and uses them to develop its own services which it then sells under debitel’s brand names for its own account, at tariffs debitel generally determines independently of the network operators. debitel offers both contract and prepaid products in the mobile communications market.

The results of debitel presented below show the development of the business from 2000 to 2002:

CHF in millions (except percentages)	Year Ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)
Net revenue from external customers	3,993	3,808	4,111	(4.6)	8.0
Segment expenses	3,865	3,672	4,014	(5.0)	9.3

Operating income before amortization and impairment of goodwill	128	136	97	6.3	(28.1)
Amortization and impairment of goodwill	324	1,517	979	368.2	(35.5)

Segment operating loss	(196)	(1,381)	(882)	(604.6)	36.1

Segment-margin(1)	3.2%	3.6%	2.4%

(1)	Segment-margin before amortization and impairment of goodwill.

Net revenue from external customers

Revenue from debitel consists principally of mobile telephony revenue, including the sale of SIM cards, monthly subscription charges and charges to customers for making calls, revenue from handset and other merchandise sales and commissions receivable from the network operators for new customers acquired.

The following table shows debitel’s revenue in Germany and the rest of Europe for 2000, 2001 and 2002:

CHF in millions (except percentages)	Year Ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

Region				(% change)
Germany	3,022	2,738	2,859	(9.4)	4.4
International	971	1,070	1,252	10.2	17.0

Total	3,993	3,808	4,111	(4.6)	8.0

Back to Contents

Germany

The following table sets forth debitel’s revenue and certain data relating to subscribers and traffic in Germany:

CHF in millions (except percentages)	Year Ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)
Revenue from telephony services(1)	2,126	2,219	2,201	4.4	(0.8)
Revenue from sale of handsets and merchandising	419	187	404	(55.4)	116.0
Revenue from commissions	477	332	254	(30.4)	(23.5)

Net revenue	3,022	2,738	2,859	(9.4)	4. 4

Average number of subscribers (in thousands):(2)
Contract subscribers:
Mobile postpaid subscribers	2,130	2,148	2,334	0.8	8.7
Other(3)	358	392	372	9.5	(5.1)
Mobile prepaid subscribers	2,053	4,690	4,749	128.4	1.3

Total number of subscribers	4,541	7,230	7,455	59.2	3.1

Average monthly minutes of use per mobile postpaid subscriber(4)	75	72	71	(4.0)	(1.4)

Average monthly revenue per mobile postpaid subscriber (in CHF)(4)	65.4	61.2	58.2	(6.4)	(4.9)

(1)	Includes revenue from mobile telephony, fixed-line and Internet services.
(2)	Averages are based on monthly totals.
(3)	Includes subscribers for fixed-line and Internet services.
(4)	Excludes the activation fee.

Revenue from telephony services remained relatively stable in 2002 compared with 2001 as a result of an increase in the number of subscribers, reflecting an increase in market penetration, offset by a reduction in the average revenue per subscriber. The average number of mobile subscribers increased by 0.2 million in 2002 to an average of 7.1 million in 2002, despite the deactivation of 1.4 million prepaid subscribers. Starting in 2002, debitel deactivates a prepaid subscriber after he has not reloaded his card for 15 months. Average monthly minutes of use per user (AMPU) and average monthly revenue per user (ARPU) decreased by 1.4% and 4.9% respectively, as new subscribers represent lower usage customers.

Revenue from the sale of handsets and merchandising increased significantly in 2002 compared to 2001 due to an increase in the number of handsets sold, which was influenced by debitel’s increased market presence resulting from a number of new shops in Germany, and an increase in the average price per device resulting from the more complex functionality as a result of the introduction of new data products.

Revenue from commissions decreased by 23.5% in 2002 compared with 2001 due to the reduction in the amount the network operators paid per new customer, as a result of saturation in the market.

debitel expects a slight increase in revenue in 2003 as a result of an increase in the number of postpaid subscribers as well as an increase in hardware sales related to new data products offered.

Revenue from telephony services increased by 4.4% in 2001 compared with 2000 as a result of the increase in the number of subscribers. The average number of mobile subscribers increased by 2.7 million in 2001 to an average of 6.8 million. Revenue from telephony services increased more slowly than the number of subscribers, as most new subscribers are low users who purchased prepaid packages. In addition, debitel’s new postpaid subscribers also represent lower use customers. As a result, the average minutes of usage and revenue per postpaid subscriber declined by 4.0% and 6.4%, respectively, in 2001 compared to 2000.

Back to Contents

Revenue from the sale of handsets decreased by 55.4% in 2001 compared to 2000 due to the reduction in the number of new subscriber packages sold.

Revenue from commissions decreased by 30.4% in 2001 compared with 2000 due primarily to the reduction in the number of new customers and a reduction in the amount the network operators paid per new customer, as a result of saturation in the market.

International

The following table sets forth debitel’s international revenue and certain data relating to subscribers:

CHF in millions (except percentages)	Year Ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)
Netherlands	538	587	765	9.1	30.3
France	250	285	313	14.0	9.8
Denmark	106	150	147	41.5	(2.0)
Slovenia	23	25	27	8.7	8.0
Belgium	54	23	0	(57.4)	n.a.

Total	971	1,070	1,252	10.2	17.0

Average number of customers (in thousands):
Netherlands	1,093	1,278	1,369	16.9	7.1
France	389	444	498	14.1	12.1
Denmark	187	370	375	97.9	1.4
Slovenia	46	69	79	50.0	14.5
Belgium	125	n.a.	n.a.	n.a.	n.a.

In 2002, revenue in Netherlands increased by 30.3% primarily due to the acquisition of Talkline Netherlands B.V. in November 2001, which has a customer base of approximately 150,000 postpaid customers. This company was merged with debitel Netherlands effective September 1, 2002.

Revenue from France increased by 9.8% in 2002 primarily as a result of the acquisition of Videlec S.A. in February 2002, which is a French listed retail chain with 80 outlets all over France.

Revenue from Denmark and Slovenia remained stable in 2002 compared with 2001.

debitel expects a slight decrease in revenue from international business mainly due to a decline in the French hardware business.

Revenue from Netherlands increased by 9.1% in 2001 compared to 2000 due to an increase in the number of customers. Revenue increased more slowly than the number of customers, as most new customers are lower users.

Revenue from France increased by 14% in 2001 compared to 2000 due to an increase in the number of customers.

Revenue from Denmark increased by 41.5% in 2001 compared to 2000 due to an increase in the number of customers. Revenue increased more slowly than the number of customers, as most new customers are lower users.

Back to Contents

Revenue from Slovenia remained stable in 2001 compared with 2000.

debitel sold its investment in Belgium in May 2001 and recorded a gain of CHF 7 million on disposal.

Segment expenses

CHF in millions (except percentages)	Year Ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)
Goods and services purchased	2,561	2,451	2,886	(4.3)	17.7
Personnel expenses	210	237	264	12.9	11.4
Other operating expenses	1,055	946	838	(10.3)	(11.4)
Depreciation and amortization (1)	39	51	62	30.8	21.6
Other operating income	—	(13)	(36)	—	(176.9)

Total segment expenses	3,865	3,672	4,014	(5.0)	9.3

(1)	Excluding amortization of goodwill relating to the purchase of debitel.

Goods and services purchased

Goods and services purchased comprise primarily amounts paid to the network operators for airtime purchased and the purchase of handsets.

Goods and services purchased increased by 17.7 % in 2002 compared to 2001 due primarily to an increase in mobile equipment purchased for resale reflecting the increase in the number of handsets sold. Expense increased disproportionately to revenue as debitel offered higher handset subsidies in 2002 as part of its customer retention program. The increase in goods and services purchased also reflected an increase in the volume of minutes purchased from the network operators due to the increase in the amount of traffic.

Goods and services purchased decreased by 4.3% in 2001 compared to 2000 as a result of a decrease in the cost of mobile equipment purchased for resale reflecting the decrease in the number of handsets sold and a decrease in the amount of subsidies paid, partially offset by an increase in the amount incurred for airtime purchased as a result of an increase in the amount of traffic and a decrease in the billing margin.

Personnel expenses

Personnel expenses increased by 11.4% in 2002 compared with 2001 reflecting (i) an increase in the average number of employees resulting primarily from the acquisition of Videlec in France in February 2002 and Talkline Netherlands in November 2001; (ii) an annual salary increase; and (iii) an increase in the average salary per employee as more higher skilled employees remained after the downsizing. The average number of employees increased from 3,352 in 2001 to 3,484 in 2002, but the number of employees at the year-end decreased from 3,544 in 2001 to 3,299 in 2002 as a result of the downsizing.

Personnel expenses increased by 12.9% in 2001 compared with 2000, in line with an increase in the average number of employees. The number of employees at the year-end increased by 12.7% from 3,145 at the end of 2000 to 3,544 at the end of 2001. At the end of 2001, debitel employed 2,140 employees in Germany compared to 1,928 in 2000. The number of employees in the European subsidiaries increased to 1,404 compared to 1,217 in 2000. This was mainly as a result of the acquisition of Talkline Netherlands B.V. which resulted in an increase of 180 employees.

Other operating expenses

Other operating expenses comprise primarily commissions paid to dealers, advertising costs, billing costs and other general operating expenses.

Back to Contents

Other operating expenses decreased by 11.4 % in 2002 compared to 2001 due primarily to a further decrease in commissions and marketing subsidies paid to dealers resulting from debitel’s cost cutting measures, partially offset by an increase in rental expenses as debitel moved to larger premises in 2002 and as a result of an increase in the number of shops in Germany.

Other operating expenses decreased by 10.3% in 2001 compared to 2000 due primarily to (i) a decrease in commissions paid to dealers resulting from the significant slow down in subscriber growth in 2001; and (ii) a decrease in advertising expenses as debitel had a big image campaign in 2000.

Impairment of goodwill

As a result of significant changes in the telecommunications sector, including the expected delay in the implementation of the third generation system, UMTS, Swisscom recorded an impairment charge of CHF 1,130 million in 2001. As a result of a further decline in future expected growth in the mobile sector, Swisscom recorded an additional charge of CHF 702 million in 2002.

In each year, Swisscom’s impairment loss reflected the difference between the carrying value of its investment in debitel and the value in use amount. The value in use amount was determined based on projections of future profitability. The total projected cash flow was discounted by debitel’s weighted average cost of capital (“WACC”) of 10.26% in 2001 and 10.75% in 2002, which was determined using the Capital Asset Pricing Model. The increase in WACC was primarily attributable to an increase in risk associated with the achievability of the business plan. This methodology indicated that the value ascribed to Swisscom’s share of debitel was CHF 2,232 million compared to a carrying value of CHF 3,362 million at December 31, 2001 and CHF 1,200 million compared to a carrying value of CHF 1,902 million at December 31, 2002. The difference of CHF 1,130 million and CHF 702 million was recorded as an impairment charge in 2001 and 2002, respectively.

Swisscom concluded that the methodology described above was a better indicator of value to determine impairment than the quoted stock price because only 5% of the shares trade. The quoted market price of debitel was CHF 28.2 (EUR 19.1) a share at December 31, 2001 and CHF 10.7 (EUR 7.4) at December 31, 2002. The per share value of the revised carrying amount at December 31, 2001 and 2002 is CHF 26.6 (EUR 18) and CHF 14.5 (EUR 10), respectively.

Segment margin

Segment margin before amortization and impairment of goodwill decreased from 3.6% in 2001 to 2.4% in 2002 primarily as a result of higher handset subsidies in 2002 as part of debitel’s customer retention program. In addition, the reduction of commissions received from network operators was greater than the reduction in commissions debitel paid its dealers.

debitel expects the segment margin, excluding amortization and impairment of goodwill, to slightly increase in 2003 reflecting an increase in revenue as a result of an increase in the number of post-paid subscribers, partially offset by a slight increase in costs due to an increase in customer retention and subscriber acquisition costs. debitel’s expectation depends on whether it is able to participate proportionally in the expected moderate market growth.

Segment margin before amortization and impairment of goodwill remained relatively stable in 2001 compared with 2000.

Back to Contents

OTHER

CHF in millions (except percentages)	Year Ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)

Net revenue from external customers	919	742	833	(19.3)	12.3
Intersegment net revenue	769	661	630	(14.0)	(4.7)

Net revenue	1,688	1,403	1,463	(16.9)	4.3
Segment expenses	1,636	1,496	1,557	(8.6)	4.1

Operating income before amortization of goodwill	52	(93)	(94)	(278.8)	1.1
Amortization of goodwill	—	—	20	n.a.	n.a.

Segment operating income	52	(93)	(114)	(278.8)	(22.6)

Segment-margin(1)	3.1%	(6.6%)	(6.4%)

(1)	Segment-margin before amortization of goodwill.

Net revenue from external customers

CHF in millions (except percentages)	Year Ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)

Swisscom Systems	603	476	406	(21.1)	(14.7)
Swisscom IT Services	35	22	210	(37.1)	n.a.
Swisscom Broadcasting	202	180	162	(10.9)	(10.0)
Billag	47	47	52	—	10.6
Other(1)	32	17	3	(46.9)	(82.4)

Total other revenue	919	742	833	(19.3)	12.3

(1)	Other revenue comprises revenue from Conextrade AG (which was integrated into Swisscom IT Services AG effective January 1, 2003), and, in 2001 and 2000, revenue from All Wireless and S.p.A. Milano, which were sold in 2001.

Swisscom Systems. Revenue from Systems consists of revenue from the sale and rental to business customers of end-user telecommunications equipment in the field of private automated branch exchanges (PBXs), network management systems and fixed-line telephone handsets. Systems revenue also includes revenue from equipment maintenance and customer service.

Systems revenue decreased by 14.7% in 2002 compared to 2001 due to a reduction in prices of equipment and a declining demand for network and telephony equipment caused by the deteriorating economic situation, which has resulted in many customers postponing planned investments in telecommunications equipment. Systems expects revenue to further decrease in 2003 and has therefore initiated a major restructuring program that will include the termination of 470 employees in 2003 and rationalization of its product portfolio. A charge of CHF 80 million relating to these termination benefits was recorded in 2002.

Systems revenue declined by 21.1% in 2001 compared to 2000 as a result of increased competition and a reduction in prices in equipment, which was slightly offset by increased revenue in the service area.

IT Services. Swisscom IT Services offers end-to-end business solutions in the financial services and telecommunications industry. In addition to business solutions, Swisscom IT Services focuses on system integration, outsourcing and IT infrastructure services, including desktop services and data center services.

IT Services revenue increased in 2002 compared to 2001 as a result of the acquisition of AGI IT Services AG (“AGI IT”), one of Switzerland’s leading IT service providers for financial services in December 2001. Swisscom merged the business of AGI IT with its IT division to form Swisscom IT Services AG (SCIS). SCIS expects revenue in 2003 to increase slightly.

Back to Contents

Broadcasting. Broadcasting revenue stems from fees for the transmission and broadcasting of analogue and digital signals for television and radio broadcasting. Such services are provided primarily to the Swiss Broadcasting Corporation (the “SRG”).

Broadcasting revenue decreased by 10.0% in 2002 compared to 2001 primarily as a result of the reduction of terrestrial coverage from three to one language starting in May 2002. Swisscom expects revenue to further decrease in 2003 as the reduction of terrestrial coverage will impact the full year revenue in 2003.

Broadcasting revenue declined by 10.9% in 2001 compared to 2000 primarily as a result of amended framework agreements with the SRG and the sale of the satellite business.

Billag. In addition to providing broadcasting services to SRG, Swisscom entered into an agreement to collect radio and television licensing fees on behalf of SRG until 2007. Swisscom collects such fees through Billag.

Billag revenue increased by 10.6% in 2002 compared to 2001 due to the introduction of new services and a bonus received for meeting its revenue target.

Billag revenue remained stable in 2001 compared to 2000 as the annual compensation for the collection of licensing fees is fixed.

Segment expenses

Segment expenses increased by 4.1% in 2002 compared to 2001due to (i) the charge of CHF 80 million for the cost of termination benefits in Systems and (ii) the first time consolidation of AGI in 2002. This increase was partially offset by a decrease in operating expenses from Systems reflecting the decrease in revenue and a decrease in operating expenses from its former IT division reflecting a reduction in revenue and cost cutting measures.

Segment expenses decreased by 8.6% in 2001 compared to 2000 mainly due to the decrease in revenue

Segment margin

Segment margin before amortization of goodwill remained relatively stable in 2002 compared to 2001 as the decrease in operating income of Systems, mainly as a result of the termination benefits, was offset by an increase in operating income of IT Services. Systems initiated a major restructuring program at the end of 2002 that will include the lay-off of 470 employees in 2003 and a rationalization of its product portfolio. As a result Swisscom expects the margin, before amortization of goodwill, to slightly increase in 2003.

Segment margin decreased from 3.1% to a negative 6.6% in 2001 compared to 2000 mainly as a result of the decrease in revenue of Swisscom Systems and Swisscom Broadcasting.

Back to Contents

CORPORATE

The Corporate segment encompasses head-office functions, group-company shared services and the real-estate company, Swisscom Immobilien AG (“SIMAG”). SIMAG manages Swisscom’s portfolio of real estate properties, some of which it leases to other group companies and, to a limited extent, to third parties. In addition, it provides facility management services, such as energy purchasing, and security and cleaning, for third parties as well as for internal use. For more information on Swisscom’s real estate, see “ Item 4. Information on the Company – Property, Plant and Equipment”.

CHF in millions (except percentages)	Year Ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)

Net revenue from external customers	112	90	74	(19.6)	(17.8)
Intersegment net revenue	646	676	630	4.6	(6.8)

Net revenue	758	766	704	1.1	(8.1)
Segment expenses	774	759	571	(1.9)	(24.8)

Operating income before amortization of goodwill	(16)	7	133	n.a.	n.a.
Amortization of goodwill	(1)	3	—	n.a.	n.a.

Segment operating income	(17)	4	133	n.a.	n.a.

Net revenue from external customers

CHF in millions (except percentages)	Year ended December 31,			Year Ended December 31,

	2000	2001	2002	2001/2000	2002/2001

				(% change)

Net rental income	57	31	30	(45.6)	(3.2)
Facility management services	11	20	28	81.8	40.0
Other	44	39	16	(11.3)	(59.0)

Total Corporate external revenue	112	90	74	(19.6)	(17.8)

Net rental income remained relatively stable in 2002 compared to 2001. Rental income decreased by 45.6% in 2001 compared to 2000 as a result of the sale of a total of 196 buildings for CHF 2.6 billion, which generated a pre-tax profit of CHF 568 million, in 2001.

Revenue from facility management increased by 40% in 2002 and 81.8% in 2001 due to an increase in facility management services in connection with the sale of the buildings in 2001.

Segment expenses

Segment expenses decreased by 24.8% in 2002 compared to 2001 primarily due to costs relating to termination benefits. These costs are calculated by each segment for the employees participating in one of the workforce reduction programs and are recorded as part of that segment’s expense. Not all of the expense recorded by the segments meets the criteria for recognition under IFRS and CHF 95 million has been eliminated in the segment “corporate” in 2002. In 2002 other income, which is included in segment expenses, includes CHF 70 million resulting from the elimination of a liability, which was established in 1997. This liability is no longer legally owed, as the rights to payment expired in 2002.

Segment expenses remained relatively stable in 2001 compared with 2000.

Back to Contents

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

Swisscom’s primary source of liquidity is cash generated from operations. The following table sets forth certain information regarding Swisscom’s cash flows:

CHF in millions	Year Ended December 31,

	2000	2001	2002

Net cash provided by operating activities	3,821	3,389	3,785
Net cash (used in) provided by investing activities	903	849	1,572
Net cash (used in) provided by financing activities	(3,666)	(2,709)	(7,454)

Cash provided by operating activities

The increase of 11.7% in net cash provided by operating activities in 2002 compared to 2001 is primarily due to a decrease in contributions paid to the pension fund as a result of the one time payment in 2001 and a decrease in income tax paid.

The decrease of 11.3% in net cash provided by operating activities in 2001 compared to 2000 is primarily due to an increase in contributions paid to the pension fund reflecting amendments to the plan, an increase in interest paid and income tax paid.

Cash provided by investing activities

Cash flows provided by investing activities increased by 85.2% in 2002 compared to 2001 as a result of the disposal of financial assets in 2002 to finance the share buy-back and the acquisition of an additional 20% of debitel in 2001. These effects were partially offset by the proceeds from the disposal of 25% of Swisscom Mobile and from the sale of real estate in 2001. Additional information on Swisscom’s capital expenditure and investments in affiliated companies is shown below.

Cash flows provided by investing activities decreased slightly in 2001 compared to 2000 as the proceeds from the sale of real estate and the partial sale of Swisscom Mobile AG were offset by the acquisition of an additional 20% of the shares of debitel, the purchase of bonds and capital expenditure on fixed assets.

Capital Expenditure. The following table sets forth Swisscom’s capital expenditure by category for the periods presented:

CHF in millions	Year Ended December 31,

	2000	2001	2002

Fixed-line network	485	470	479
Mobile network	286	258	295
UMTS/GSM licenses	120	—	—
Other intangible assets	118	163	137
Buildings	18	28	2
Other	423	315	309

Total capital expenditure	1,450	1,234	1,222

Capital expenditure in the fixed network has remained relatively stable in 2000, 2001 and 2002. The major areas of investment in the fixed network relate to the construction of the next generation network infrastructure needed to support high speed data transmission and the rollout of broadband access, which Swisscom believes will be growth areas in the future.

Back to Contents

Capital expenditure in the mobile network increased from CHF 258 million in 2001 to CHF 295 million in 2002 due to an increase in both the capacity and coverage of the GSM mobile telephony network resulting primarily from the rollout of new data products, which require higher capacity. As a result of the delay in the implementation of the third generation system, UMTS, due to the unavailability of equipment, Mobile’s capital expenditure in 2002 and 2001 in this area was less than planned.

Capital expenditure in the mobile network decreased in 2001 reflecting a decline in the amount invested in the GSM network as a result of the slow down in growth of the business. In 2001 Swisscom continued to invest in infrastructure as necessary in order to maintain quality of service to meet market demand.

Investments in affiliated companies.The following table sets forth Swisscom’s investments in affiliated companies for the periods presented:

CHF in millions
	Year Ended December 31,

	2000	2001	2002

Purchases of investments in affiliated companies	113	2	37
Total net carrying value of investments in affiliated companies (end of period)	512	603	691

The total net carrying value of investments in affiliated companies of CHF 691 million at December 31, 2002 comprised primarily Swisscom’s investment in Cesky Telecom and AUCS. See Note 24 to the consolidated financial statements.

The total net carrying value of investments in affiliated companies of CHF 603 million at December 31, 2001 comprised primarily Swisscom’s investment in Cesky Telecom, UTA Telekom and AUCS.

Purchases of investments in 2000 comprised primarily a capital increase and the conversion of a loan into equity at UTA and the acquisition of shares in three subsidiaries of tamedia AG. In 2000, Swisscom received proceeds of CHF 1,734 million for the disposal of Cablecom, tesion and investments held by Unisource.

Cash used in financing activities

Net cash used in financing activities in 2002 resulted from the share buy-back of 9.99% of the outstanding shares (equal to CHF 4,264 million), a par value reduction of CHF 8 per share (equal to CHF 529 million) and the repayment of debt of CHF 1,655 million, as well as dividend payments to Swisscom shareholders of CHF 11 per share (equal to CHF 728 million) and to minority interests of CHF 304 million.

Net cash used in financing activities in 2001 resulted from the repayment of CHF 1,250 million of loans to the Swiss Post, a par value reduction of CHF 8 per share (equal to CHF 589 million) and payment of a dividend of CHF 11 per share (equal to CHF 809 million), partially offset by proceeds of CHF 746 million from the sale and leaseback transaction related to real estate.

Net cash used in financing activities in 2000 resulted from the repayment of the short-term loan of CHF 1,700 million as part of the financial measures taken for the acquisition of debitel, repayment of CHF 1,200 million of loans to the Swiss Post and payment of a dividend of CHF 15 per share (equal to CHF 1,103 million).

Back to Contents

Net financial position

The following table sets forth Swisscom’s current assets, current liabilities, non-current cross-border lease asset and debt:

CHF in millions	Year Ended December 31,

	2000	2001	2002

Cash and cash equivalents	2,265	3,788	1,682
Current financial assets	117	3,316	285
Other current assets	3,840	3,270	3,226
Non-current financial asset cross-border lease	1,194	1,295	1,104

Total current assets and non-current cross-border lease asset	7,416	11,669	6,297
Short-term debt	2,685	1,757	1,016
Other current liabilities	4,287	3,535	2,947
Long-term debt	3,302	2,413	1,505
Finance lease obligation	480	1,330	1,192

Total current liabilities and debt	10,754	9,035	6,660

Net (liability) asset	(3,338)	2,634	(363)

The decrease in the net (liability) asset position at December 31, 2002 is due primarily to the share buy-back and the par value reduction as well as the repayment of debt of CHF 1,655 million, partially offset by the reduction in tax liability.

The increase in the net (liability) asset position at December 31, 2001 is due primarily to cash generated from operations and proceeds from the partial sale of Swisscom Mobile AG and the sale of real estate.

Additional sources of liquidity

Swisscom expects to be able to meet its financing requirements, including the repayment of remaining debt owed to the Swiss Post and funding of its pension obligations, from cash flows from operations and bank borrowings.

Capital requirements

Investing activities

Capital Expenditure. Swisscom expects capital expenditure to remain relatively stable in 2003 at CHF 1,200 million reflecting primarily planned investment in the mobile and fixed-line networks, although this depends on the timing of certain projects and could therefore be higher. Swisscom expects investment in mobile to be slightly higher in 2003 than in 2002, primarily relating to GPRS and the roll-out of UMTS. Swisscom expects investment in the fixed-line network to remain at a similar level compared with 2002 as Swisscom intends to upgrade the remaining two switching platforms in order to allow longer usage and will continue to invest in the next generation network.

Financing activities

Swisscom’s Board of Directors proposes a dividend of CHF 12 per share in respect of 2002 and a par value reduction of CHF 8 per share, which is expected to be approved by the shareholders at the next Annual General Meeting to be held on May 6, 2003. Swisscom plans to pay the dividend on May 9, 2003 and the par value reduction in the third quarter of 2003.

The debt owed to the Post at December 31, 2002 of CHF 750 million is due for repayment in 2003.

Back to Contents

Contractual Obligations and Commercial Commitments. The following tables show Swisscom’s total contractual obligations and commercial commitments:

	Payments due by period

Contractual Cash Obligations CHF in millions	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years

Long-term debt from the Swiss Post	750	750	—	—	—
1999 and 2000 cross-border leases (1)	4,765	78	183	176	4,328
Capital lease obligations	2,905	124	334	183	2,264
Operating leases	795	113	208	132	342
Unconditional purchase obligations	262	258	4	—	—

Total contractual cash obligations	9,477	1,323	729	491	6,934

(1)	Represents total future payment commitments. Under the terms of the agreements, Swisscom incurred debt and placed the majority on deposit. At December 31, 2002, the net present value of the lease obligations is CHF 1,463 million and the amount on deposit is CHF 1,104 million. The net present value of actual cash outflows in the future is therefore only CHF 359 million.

	Payments due by period

Other Commercial Commitments CHF in millions	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years

Guarantees	71	71	—	—	—

Total Commercial Commitments	71	71	—	—	—

Off-balance sheet arrangements

As described in Note 27 to the consolidated financial statements, in 1999, 2000 and 2002 Swisscom entered into cross-border tax lease arrangements. Swisscom concluded that CHF 3,786 million lacked economic substance and should not be recognized, as the definition of an asset and liability had not been met. Accordingly, both these assets and liabilities have been removed from the financial statements.

Inflation

Swisscom’s results in recent years have not been substantially affected by inflation and changes in prices related thereto.

IFRS compared with U.S. GAAP

Swisscom’s consolidated financial statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP. See Note 44 to the consolidated financial statements for a reconciliation of Swisscom’s net income for the years ended December 31, 2000, 2001 and 2002 and shareholders’ equity as of December 31, 2000, 2001 and 2002 under IFRS to U.S. GAAP. The following table sets forth Swisscom’s net income and shareholders’ equity under IFRS and reconciled to U.S. GAAP for the periods presented:

CHF in millions	Year Ended December 31,

	2000	2001	2002

Net income (loss):
IFRS	3,156	4,964	824
U.S. GAAP	2,088	5,702	(863)
Shareholders’ equity (at period end):
IFRS	8,570	12,069	7,299
U.S. GAAP	8,110	12,294	5,587

Back to Contents

The key difference between IFRS and U.S. GAAP in 2002 relates to the treatment of goodwill, in particular the impairment charge relating to debitel. Effective January 1, 2002 Swisscom adopted SFAS 142 "Goodwill and Other Intangible Assets".Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized, but were tested for impairment upon adoption and will be tested at least annually thereafter. Separable intangible assets with definite lives are still amortized over their useful lives. The goodwill balance as of December 31, 2001, under U.S. GAAP was CHF 2,778 million, relating primarily to debitel. Upon adoption of SFAS 142, Swisscom recorded an impairment charge of CHF 1,649 million.

The key differences between IFRS and U.S. GAAP in 2001 relate to (1) the impairment charge relating to goodwill at debitel, (2) the treatment of the gain on the sale and leaseback transactions, and (3) the treatment of the purchase price allocation in connection with the acquisition of debitel.

(1)	Under IFRS, the analysis of the debitel goodwill impairment charge was based on projected future cash flows discounted by a weighted average cost of capital. Under U.S. GAAP, Swisscom applied the concepts of SFAS 121 “Accounting for the Impairment of Long Lived Assets and for Long Lived assets to be disposed of”. As the undiscounted cash flows exceed the carrying value of the asset, there is no impairment under U.S. GAAP. See Note 44 of the consolidated financial statements for the implications of adopting SFAS 142 on January 1, 2002.

(2)	Under IFRS, the gain on the sale of buildings in the sale and leaseback transactions which were either sold outright or which qualify as an operating lease was recognized immediately. Under U.S. GAAP, the rules defining when a gain can be realized on sale and leaseback transactions are different to those under IFRS. A number of buildings do not meet the criteria for immediate gain recognition under U.S. GAAP. The gain on these buildings has been deferred and will be amortized over the lease term.

(3)	Under U.S. GAAP, Swisscom assigned CHF 370 million of the purchase price in connection with the acquisition of debitel in 1999 to the customer list and reduced goodwill by a corresponding amount. The customer list is being amortized over 2 years. With respect to the acquisition in 2001, under U.S. GAAP, Swisscom assigned CHF 238 million of the purchase price to customer list and reduced goodwill recorded under IFRS by a corresponding amount. The customer list is being amortized over 3 years. In addition, as a result of recording an impairment in 2000 relating to the put option under U.S. GAAP, the amount assigned to goodwill was CHF 329 million lower under U.S. GAAP compared to IFRS.

New Accounting Pronouncements

There are a number of new accounting standards that have been issued that will effect Swisscom’s preparation of its consolidated financial statements in accordance with U.S. GAAP. Swisscom does not expect that the adoption of any of the new accounting pronouncements will have a material impact on its results of operations, financial position or cash flows. A discussion of these new standards and their effect on Swisscom, to the extent known, is discussed in Note 44 of the consolidated financial statements

Back to Contents

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

The TUG provides that the Board of Directors (Verwaltungsrat) of Swisscom has the duties set forth for Boards of Directors under the Swiss Code of Obligations (Obligationenrecht). The Board of Directors of a Swiss corporation is ultimately responsible for the policies and management of the corporation. The Board establishes the strategic, accounting, organizational and financing policies to be followed by the corporation. The Board further appoints the executive officers and the authorized signatories of the corporation, and supervises the management of the corporation. Moreover, the Board is entrusted with shareholders’ meetings and carrying out shareholders’ resolutions. The Board may, pursuant to its regulations, delegate the conduct of day-to-day business operations to management under its control. All members of Swisscom’s Board of Directors are non-executive officers.

Swisscom’s Articles of Association provide that the Board of Directors is to consist of seven to nine members. Directors are elected for a term of office of two years with a maximum total term of office of eight years. Under Swisscom’s Articles, the Confederation has the right to appoint two Directors as its representatives, although it has currently designated only one such Director. Currently, Felix Rosenberg is representing the Confederation on the Swisscom Board of Directors. Under the TUG, Swisscom’s employees are entitled to adequate representation on the Board of Directors, and Swisscom’s Articles provide that there must be two representatives of employees on the Board. The employees are entitled to propose to the Board of Directors the candidates for such appointment.

As authorized by the TUG and the Swiss Code of Obligations, the Board of Directors has delegated overall executive management of Swisscom to the CEO. The CEO is entitled to delegate his powers to other members of the Group Executive Board (Gruppenleitung) comprising senior executive officers of Swisscom. The Board of Directors is also authorized to delegate certain powers to committees or to individual members of the Board, and pursuant thereto, the Board has established the following committees:

•	The Audit Committee, chaired by Mr. Küpfer, meets five to seven times per year. It assists the Board in observing its responsibility for ensuring that Swisscom’s financial systems provide accurate and up-to-date information on its financial position and that Swisscom’s published financial statements represent a true and fair reflection of this position. It also assists the Board in ensuring that appropriate accounting policies, internal financial controls and compliance procedures are in place. The Audit Committee has advisory powers with respect to the appointment, compensation and retention of Swisscom’s auditors. The Audit Committee is also responsible for overseeing Swisscom’s auditors and for approving any engagement to render audit or permitted non-audit services.

•	The Finance Committee, chaired by Mr. Ambrosetti, advises the Board on investment policies, including decisions regarding acquisitions and divestments, granting of loans and financing. The Finance Committee meets on an average five times per year.

•	The Personnel and Organization Committee, chaired by Mr. Rosenberg, is responsible for the preparation and execution of decisions relating to personnel matters, compensation policies and collective bargaining, including determining the compensation plans of senior management, the granting of loans and guarantees to senior management as well as management staffing plans.

•	The Compensation Committee has rotating membership. It advises the Board on overall compensation policy and meets on an ad hoc basis.

•	The Nomination Committee nominates members of the Group Executive Board. It also has rotating membership and meets on an ad hoc basis.

Back to Contents

Swisscom does not have service contracts with its directors that provide for benefits upon termination of employment, beyond their legal entitlement in accordance with applicable employment laws.

The members of the Board of Directors of Swisscom and their ages at December 31, 2002, positions and committee memberships were as follows:

Name	Age	Title	First Appointed	Current Term Ends

Markus Rauh (1)(2)(3)	63	Chairman	1998	May 2003
André Richoz (2)	55	Vice-Chairman	1998	May 2003
Franco Ambrosetti (3)	61	Director	1998	May 2003
Jacqueline Françoise Demierre (1)^	48	Director	1998	May 2003
Ernst Hoffman (1)^	65	Director	1998	May 2003
Gerrit Huy (3)	49	Director	1998	May 2003
Peter Küpfer (2)	58	Director	1998	May 2003
Felix Rosenberg (1)*	61	Director	1998	May 2003
Helmut Woelki (3)	53	Director	1998	May 2003

(1)	Member of the Personnel and Organization Committee
(2)	Member of the Audit Committee
(3)	Member of the Finance Committee
*	Representative of the Confederation
^	Representative of Employees

Dr. Markus Rauh is Chairman of the Board of Directors of Swisscom. He is Chairman of the Board of Directors of Synthes AG and Rauh Betonschalungen AG and Vice Chairman of the Board of Directors of Leica Camera AG and Dietiker AG, and of the Supervisory Board of Leica Geosystems AG. He is also a member of the Board of Directors of several Swiss companies, including unaxis Holding AG, The Generics Group AG, Madison Management AG, St. Galler Kantonalbank AG and Anova Holding AG. From 1988 until assuming his current position with Swisscom, Dr. Rauh served as President and Chief Executive Officer of Leica Holdings BV. From 1985 to 1988, he was President and Chief Executive Officer of Philips Kommunikationsindustrie AG. Dr. Rauh is a member of several industry associations, including Economiesuisse, and is President of the Trustees of the Institute for Technology Management at the University of St. Gallen. Dr. Rauh graduated with a doctorate in physics from the Swiss Institute of Technology (ETH).

Dr. André Richoz is Vice-Chairman of the Board of Directors of Swisscom. Dr. Richoz is also a member of the Board of Directors of Banque Bruxelles Lambert-ING (Switzerland) and Batigroup AG. Since the beginning of 2000, he has been president of the new Rockland Group based in France. From 1998-1999, was Chief Executive Officer of Sika-Group. From 1989-1997 he was the Chief Executive Officer of Agie Charmilles Group (previously Charmilles Group). From 1981-1985 he was plant manager of Sulzer in South Africa and from 1986-1989 he was President of Sulzer Japan. A member of the Swiss Academy of Engineering Sciences, Dr. Richoz obtained a doctorate in physics from the University of Zurich in 1975 and a master’s degree in business administration from INSEAD, Fontainebleau, in 1977.

Franco Ambrosetti has been Chairman of the Board of Directors of Ettore Ambrosetti & Sons Ltd since 1993. Mr. Ambrosetti is a member of the Board of Directors of several Swiss companies, including Exten S.A., Guardian SA and Brainpower BV, Amsterdam. Mr. Ambrosetti is also Chairman of the Ticino Chamber of Commerce and President of the European Wheel Manufacturers Association. Mr. Ambrosetti obtained a degree in business administration from the University of Basel in 1968.

Jacqueline Françoise Demierre has been a member of the Board of Directors of Swisscom, in her capacity as an employee representative, since January 1, 1998, having previously served in various sales and marketing departments in the national and international telecommunications business for PTT and Swisscom. Ms. Demierre is a member of the Transfair and CASC Unions.

Back to Contents

Ernst Hofmann has been a member of the Board of Directors of Swisscom, in his capacity as an employee representative, since January 1, 1998, having previously served in such capacity on the Board of Directors of Swiss PTT. Mr. Hofmann is also Chairman of the Board of Directors of Sherlock Holmes AG. Since 1974, he has been Secretary of the PTT and Customs Unions in Bern.

Gerrit Huy has been independent consultant since March 2001. Prior to this, she was Chief Technology Officer of Kirch Pay TV, Unterföhrig. From 1999-2000, she was Chief Executive Officer of Beta Research, part of the Kirch Group, Munich. She has served as Vice President and Managing Director of Compaq Computer GmbH since July 1, 1997. From 1996-1997 Ms. Huy was a member of the Management Board of the telecommunications and media services department of Daimler-Benz InterServices (debis) AG. From 1990-1996 she served as Director of Automobile Development and Technical Services as well as Director of Automobile Pre-Development, Strategic Product Planning, Materials and Environmental Technology at Mercedes-Benz AG. From 1986-1990 Ms. Huy served as Executive Assistant CEO of Daimler-Benz AG. She holds degrees in Mathematics and in Economics from the University of Hamburg. Ms. Huy obtained a Masters of Public Administration degree from the John F. Kennedy School of Government, Harvard University.

Peter Küpfer is currently Chairman of the Board of Directors of Valora Holding Ltd and Pilatus Flugzeugwerke AG. He is also a member of the Board of Directors of several large Swiss companies, including Bank Julius Baer AG, Karl Steiner Holding AG, Unaxis AG, Swiss Steel AG and Holcim AG. From 1989-1996 he was a member of the Executive Board of CS Holding in Zurich and has held various other management positions in companies within the CS Holding Group.

Felix Rosenberg is the representative of the Confederation on the Board of Directors of Swisscom. Mr. Rosenberg is Chairman of the Board of Directors of Voigt AG and De Martin AG. He is also a member of the Board of Directors of Huser & Peyer AG, and President of Trustees of the Swiss Pro Patria Foundation. He was the CEO of Swiss Telecom PTT from 1989 until the beginning of 1998. From 1974-1989 Mr. Rosenberg was a member of the regional Government of the canton of Thurgau. Mr. Rosenberg, who is a member of the Fribourg University Senate, obtained a law degree from the University of Fribourg in 1966.

Helmut Woelki is currently an international consultant to large companies such as Onex Corporation, Toronto or Lufthansa. He is also a judge in the commercial court (Handelsrichter) in Frankfurt/Main. Until 2001, Mr. Woelki was member of the Supervisory Board of Henkell Söhnlein Sektkellereien, Wiesbaden, and, until November 2000, Chief Executive Officer of the Management Board of LSG Lufthansa Service Holding AG. Mr.Woelki obtained a degree in business administration from Johann Wolfgang Goethe University in Frankfurt/Main.

Mr. Ambrosetti, Mr. Hofmann and Ms. Huy will not run for re-election to the Board of Directors at the next shareholders’ meeting to be held on May 6, 2003. Michael Gobet, Torsten Kreindl and Richard Roy are proposed for election to the Board. Mr. Gobet is currently Secretary of the Communications Union and has been proposed as successor to Ernst Hofmann as employee representative. Mr. Kreindl is a business engineer and a partner at Copan, an American venture capital firm in Munich. Richard Roy, who has a degree in engineering, was until last year Vice President for Corporate Strategy at Microsoft and works today as an independent management consultant.

Group Executive Board

The Board of Directors has delegated overall executive management of Swisscom to the CEO. The CEO is entitled to delegate his powers to other members of the Group Executive Board (Gruppenleitung). Members of the Group Executive Board are appointed by the Board of Directors. The Group Executive Board is headed by the Chief Executive Officer (CEO, Präsident der Gruppenleitung) and includes the Chief Financial Officer (CFO, Finanzchef), the CEOs of group companies as well as the heads of group functions.

In addition to the benefits in their employment contracts, members of the Group Executive Board are entitled to a termination payment equal to their annual salary (including bonus) should a new majority shareholder and/or new chairman of the Board of Directors of Swisscom terminate this employment relationship within 12 months of any takeover. However, those members who were elected to the Group Executive Board as CEO of a strategic group company are entitled to such a termination payment only if a new majority shareholder and a new chairman of the respective group company terminate the employment relationship within 12 months following any takeover.

Back to Contents

The members of Swisscom’s Group Executive Board are appointed for an unlimited term. The following table shows their ages and positions at December 31, 2002:

Name	Age	Position	Appointed

Jens Alder	45	Chief Executive Officer	December 1999
Adrian Bult	43	CEO of Swisscom Fixnet AG	October 2001
Ueli Dietiker	49	Chief Financial Officer	April 2002
René Fischer	37	CEO of Swisscom Systems AG	August 2002
Esther Häberling	45	Head of Group Human Resources	April 2002
Stefan Nünlist	41	Head of Group Communications and Public Affairs	July 2001
Hans-Peter Quadri	49	CEO of Enterprise Solutions AG	January 2002
Jürg Rötheli	39	Head of Group Operations & Related Businesses	July 2001
Mauro Santona	45	Head of Group Information Systems	July 2001
Carsten Schloter	39	CEO of Swisscom Mobile AG	March 2000
Michael Shipton	46	Chief Strategy Officer	July 2001
Urs Stahlberger	56	CEO of Swisscom IT Services AG	January 2002
Peter Wagner	49	CEO of debitel AG	July 2001

Jens Alder was appointed Chief Executive Officer in December 1999. Prior to his appointment as Chief Executive Officer, Mr. Alder served as Executive Vice President, Network Services, a position he held since January 1998. From 1996 until immediately prior to joining Swisscom, Mr. Alder was General Manger of the Telecom Unit of Alcatel Switzerland AG. From 1993 until that date, he was Senior Vice President of Network Systems Export of Alcatel STR AG, Zurich, a predecessor of Alcatel Switzerland AG. Mr. Alder is a member of the management board of SICTA and the Swiss Employers’ Federation. Mr. Alder holds a master’s degree in business administration from INSEAD, Fontainebleau (1987) and graduated with a degree in electrical engineering from the Swiss Institute of Technology (ETH) in 1982.

Adrian R. Bult was appointed CEO of Swisscom Fixnet AG on October 1, 2001 after serving as Head of the Consumer Communications’ division (now Fixnet). From September 1997 – September 2000, he was Head of Corporate Information & Technology (CIT). From 1993 until immediately prior to joining Swisscom in September 1997, Mr. Bult was associated with IBM Switzerland, where he was Regional Manager in charge of Swiss, German, Austrian and Central and Eastern European banks (1995-1997) and Business and Unit Manager in charge of Swiss banks (1993-1994). Mr. Bult graduated with a degree in business administration from the University of St. Gallen in 1983.

Ueli Dietiker was appointed Chief Financial Officer on April 1, 2002 after serving as Head of Strategic Growth and Related Business. From January 1999 – June 2001 he was Chief Executive Officer and from January 1995 – December 1998 Chief Financial Officer of Cablecom Holding AG. Mr. Dietiker is a certified public accountant (CPA).

René Fischer was appointed CEO of Swisscom Systems AG in August 2002 after serving as CFO of Swisscom Fixnet AG. From June 1994 until immediately prior to joining Swisscom in December 1998, he served as Chief Financial Officer at SIG Pack Systems AG. From 1989 – 1994 he held various positions at Telekurs AG, Zurich (1992-1994) and at Bank Leu AG, Zurich (1989-1992). Mr. Fischer holds a degree in business studies from the University of Zurich.

Esther Häberling was appointed Head of Group Human Resources in April 2002. Prior to joining Swisscom, she held leading positions in the human resources departments at the Swiss Technical University of Zurich, Sulzer Roteq and Holcim Group. Ms. Häberling holds a degree in economics from the University of Zurich.

Back to Contents

Stefan Nünlist was appointed Group Executive Board in July 2001. Mr. Nünlist has been Chief Communications Officer of Swisscom since January 2001. Prior to joining Swisscom he held various positions at Atel AG (1999 – 2000), the Federal Department of Economic Affairs (Eidgenössisches Volkswirtschaftsdepartement EVD) (1997 – 1998) and the Federal Department of External Affairs (Departement für auswärtige Angelegenheiten EDA) (1991 – 1996). Mr. Nünlist is a member of the management board of the Swiss Advertisers’ Federation and member of the Swiss Tourism Council. Mr. Nünlist holds a degree in law from the University of Fribourg.

Hans-Peter Quadri was appointed CEO of Enterprise Solutions AG in July 2002 after serving as Head of Swisscom’s Large Account Sales unit and of its Major Accounts Sales unit. Prior to joining Swisscom in 1999, Mr. Quadri held various positions in IBM Switzerland, including Regional Manager for networking business in charge of Switzerland, Germany, Austria, Central Europe and Russia and Head of IBM’s software unit at IBM Switzerland. Mr. Quadri is Chairman of the Board of Directors of Infonet Schweiz AG and of Unit.net AG and a member of the Board of Directors of Infonet Services Corporation, Los Angeles, USA. Mr. Quadri holds a degree in mathematics and information technology from the University of Zurich.

Jürg Rötheli was appointed Head of Group Operations & Related Businesses and member to the Group Executive Board on July 1, 2001. Prior to this, he was General Counsel to Swisscom since 1999. From 1993 – 1999, he was partner with the law firm Stampfli, Keller & Partner and from 1995 to 1999 also General Counsel to Simeco Group. Mr. Rötheli holds a Ph.D. in law from the University of Fribourg and attended the Wharton Advanced Management Program at the University of Pennsylvania in 2001.

Mauro Santona was appointed Head of Group Information Systems in July 2001, after serving as Head of Corporate Information and Technology (CIT) since October 2000 and Head of Application Engineering (1998 – 2000). From 1995 – 1998, Mauro Santona was Chief Information Officer (CIO) of Valora Group. From 1986 – 1995 he was Marketing Manager Banking/Insurance of IBM Switzerland. Mr. Santona holds a degree in electrical engineering of HTL Burgdorf.

Carsten Schloter was appointed CEO of Swisscom Mobile AG in March 2001, after serving as Head of Public Com and Mobile Com since March 1, 2000. Prior to this, Mr. Schloter held various positions at debitel AG. In 1992, Mr. Schloter founded debitel France, where he was member of management until 1994. Mr. Schloter graduated from the University of Paris, Dauphine, with degrees in business administration in 1986.

Michael Shipton was appointed to the Group Executive Board in July 2001. He has been Chief Strategy Officer of Swisscom AG since January 1, 2001. From January 1997 – December 2000, he was Head of Business Steering of Swisscom Network Services. Prior to joining Swisscom, Mr. Shipton held various positions at British Telecom and Ascom. Mr. Shipton holds a degree in electrical engineering and received a Ph.D. degree in broadband communications at the University of Bath, United Kingdom.

Urs Stahlberger was appointed CEO of Swisscom IT Services AG in January 2002, after serving as CEO of AGI IT Services AG, which was merged with Swisscom’s IT division. Prior to this, Mr. Stahlberger held various IT positions at Credit Suisse.

Peter Wagner was appointed to the Group Executive Board in July 2001. Mr. Wagner has been Chief Executive Officer of debitel AG since June 2000. Prior to joining debitel he was Chief Financial Officer of Wavetek Wandel Goltermann Inc. (1998 – 2000) and COO/CEO of Wandel & Goldermann GmbH (1995 – 1998). Mr. Wagner is member of the Board of Directors of several companies such as Acterna Corp., Germantown, USA, Deutsche Messe AG, Hanover, Germany, the German Association for Information Technology, Telecommunications and New Media e.V., Berlin, Germany and the Association of Industries Baden-Württemberg LVI e.V., Stuttgart, Germany. Mr. Wagner holds a degree in mathematics and physics from the University of Mainz, Germany.

Effective March 1, 2003, Mr. Santona left Swisscom’s Group Executive Board. His area of responsibility (Group Information Systems) was integrated into Mr. Shipton’s area of responsibility (Strategy Group Steering).

Back to Contents

COMPENSATION

The aggregate compensation paid by Swisscom to its Board of Directors as a group in respect of 2002 amounted to CHF 1.7 million. Swisscom’s Board of Directors approves its own compensation. The aggregate compensation paid by Swisscom to its Group Executive Board members as a group in respect of 2002 amounted to CHF 9.2 million. Such amount included CHF 3.5 million in bonus compensation and CHF 0.5 million relating to contractual commitments for members either leaving or entering the Group Executive Board. Total compensation includes fees, salary, bonuses, special pension fund contribution and additional benefits. 25% of the Group Executive Board’s bonus was paid pursuant to Swisscom’s leveraged executive asset plan. Total compensation paid by Swisscom to the CEO and to the Chairman of the Board of Directors in respect of 2002 was CHF 1.4 million and CHF 517,000, respectively. The total amount accrued in pension or similar benefits for members of Swisscom’s Group Executive Board in 2002 was CHF 0.3 million. See Note 40 to the consolidated financial statements.

EMPLOYEES

Overview

With 20,470 employees (full-time equivalent) as of December 31, 2002 (including 3,299 employees associated with debitel), Swisscom is one of the largest employers in Switzerland. The following table sets forth the number of Swisscom’s full-time employees for the periods indicated.

	As of December 31,

	2000	2001	2002

Full-time equivalent employees (1)	20,604	21,328	20,470

(1)	Excludes apprentices.

The following table sets forth for the year 2002 a breakdown of Swisscom’s full-time employees by business segments based on the segment structure in effect in 2001.

As of December 31,

2002

Fixnet	8,010
Mobile	2,358
Enterprise Solutions	1,410
debitel	3,299
Other	4,374
Corporate(1)	1,019

Total	20,470

(1)	Does not include the employees associated with WORK_LINK and AMZ (Arbeitsmarktzentum), an outplacement program.

In recent years, Swisscom has undertaken steps to streamline its organization and improve its work processes, achieving labor efficiencies which have enabled it to substantially reduce the net number of its employees (excluding debitel). See “– Workforce Reduction and Productivity Improvement”.

Status of Employees

Until January 1, 2001, the substantial majority of Swisscom’s employees, other than middle and upper level management, had civil servant status (Beamtenstatus) under Swiss law or were hired under public law contracts. Since then, in accordance with the TUG, all Swisscom employment contracts have been governed by private law. In addition, all Swisscom employees, other than management, temporary employees and trainees, are now covered by the collective bargaining agreement (Gesamtarbeitsvertrag) (GAV), which Swisscom signed with the relevant workers’ federations in July 2000. The GAV will remain effective until the end of 2003.

Back to Contents

Swisscom believes that the GAV offers its employees flexibility and progressive working conditions. Under the terms of the GAV, an incentive based salary system has been introduced which takes into account personal performance, team performance as well as the overall performance of Swisscom. The average work week has also been reduced to 40 hours from 41 hours, with employees entitled to five weeks’ holiday. In addition, flexible working time models, such as “yearly working time” (Jahresarbeitszeit), prolonged flexible working hours (Variable Arbeitszeit) and telecommuting, have been introduced.

Under the GAV, certain principles that applied to Swisscom employees when they were civil servants have been carried forward. The GAV provides, for instance, that Swisscom employees are not permitted to strike. However, Swisscom employees continue to have a right to be heard on a variety of questions, and, in the case of significant rationalization measures, Swisscom must enter into negotiations with the workers’ federations in order to agree on a plan to minimize or avoid negative consequences for the affected employees. Swisscom is required to contribute an amount equal to at least 60% of the annual minimum salary of the affected employees toward the financing of any such plan. The GAV also provides for arbitration in cases of conflict.

In view of the scheduled expiration of the current GAV at the end of 2003, Swisscom has been engaged in discussions with the workers’ federations for the purpose of concluding a new collective bargaining agreement. Because Swisscom has spun off its individual business units into independently managed group companies, each of which must be capable of responding to the dynamics of its particular market, Swisscom believes that each group company should have flexibility in establishing working conditions for its employees. However, the workers’ federations have criticized this new approach and, in November 2002, suspended discussions about the new GAV. Negotiations are expected to resume in the first half of 2003. Despite these difficulties, Swisscom was able to reach an agreement with the workers’ federations with regard to Swisscom salaries for 2003.

Workforce Reduction and Productivity Improvement

From December 31, 2000 to year-end 2001, Swisscom eliminated 168 positions, reducing the number of Swisscom’s full-time employees (excluding debitel and 493 full-time employees resulting from the acquisition of AGI IT) to 17,291. In 2002, Swisscom eliminated a total of 613 positions, reducing the number of Swisscom’s full-time employees from 17,784 (excluding debitel) at the end of 2001 to 17,171 at the end of 2002. In January 2003, Swisscom announced that it intends to cut approximately 600 jobs mainly in the course of 2003, in addition to the 400 job cuts announced in 2002 for 2003. These reductions are designed to improve Swisscom’s competitiveness in the increasingly competitive telecommunications markets and are being undertaken in connection with measures to improve productivity and reduce costs.

Swisscom has achieved its workforce reduction goals to date without unilateral termination of regular employees. In order to do so, Swisscom agreed in 1999 and 2000 with the workers’ federations on a variety of measures, including early retirement schemes, early leave programs and job placement programs. In 2001, Swisscom initiated together with the personnel service company Manpower AG and the Swiss workers’ federations a joint venture named WORK_LINK AG, a novelty on the Swiss employee market, which operates external job placement programs. Swisscom did not make provisions for expenses related to WORK_LINK as expense recognition criteria were not met under IFRS. Swisscom expects future expenses related to employees who are entitled to benefits from WORK_LINK as of December 31, 2002 to be CHF 143 million. From this amount deducted are payments which Swisscom expects to receive for hiring out employees associated with WORK_LINK on a temporary basis. See Note 7 to the consolidated financial statements.

In connection with these programs, Swisscom incurred expenses of CHF 122 million in 2000, CHF 92 million in 2001 and a further CHF 92 million in 2002. The charges include pension benefits from an early retirement program, severance, an early leave program and an outplacement program.

Employee Representation and Labor Relations

In conformity with the TUG, which requires that Swisscom’s employees be afforded adequate board representation, Swisscom’s Articles provide for two employee representatives on Swisscom’s Board of Directors.

Swisscom maintains an open, constructive, fair and sustainable relationship with its employees. Approximately two-fifths of Swisscom’s employees are members of one of the relevant workers’ federations. Under the GAV, Swisscom employees have been represented by a workers’ council since January 2002. This council consists of 13 committees (Betriebskommissionen) and fulfills an important role in the direct representation of employees. Swisscom will continue to discuss and negotiate issues of central importance, such as minimum salary or amendments to the collective bargaining agreement, with the workers’ federation and personnel associations at the group level.

Subject to the competitive demands of the market place, Swisscom intends to continue to be a socially responsible employer. Despite the debate with the workers’ federations regarding the negotiation of a new GAV, Swisscom believes that relations with its employees and their representatives are generally good.

Back to Contents

Pensions

Effective January 1, 1999, all Swisscom employees (excluding retired employees) who were members of the PKB, the pension plan of the Swiss Government, were transferred to a successor plan called “comPlan”. comPlan covers the risks of old age, death and disability in accordance with Swiss pension legislation. At December 31, 2002, calculated in accordance with Swiss law, the pension plan was underfunded by CHF 304 million, which corresponds to a funding ratio of 94%. The pension plan is considering various measures to reduce this underfunding. For Swisscom’s consolidated financial statements, calculated based on guidelines established by the International Finance Reporting Standards, the cost and obligations resulting from the sponsoring of this defined benefit plan are determined on an actuarial basis using the projected unit credit method which reflects service rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. The pension cost in each period is calculated on the basis of a yearly actuarial valuation. The latest actuarial valuation was performed using base data as at December 31, 2002. Swisscom made several amendments to comPlan in 2001, the most significant relating to the determination of benefits for employees born in 1957 or later. The determination of their benefits changed from a final salary basis to a cash balance plan that is dependent on the employee’s contributions. At December 31, 2001, all eligible employees are entitled to the same benefits under the new plan as the old plan. Due to the unfavorable development of the capital markets, Swisscom has an unrecognized loss of CHF 1,066 million, which is subject to future recognition as described in Note 2 to the consolidated financial statements. For more information on Swisscom’s pension plan, see Note 9 to the consolidated financial statements.

SHARE OWNERSHIP

As of March 31, 2003, the members of Swisscom’s Board of Directors and Executive Board owned a total of approximately 7,700 Swisscom shares and options exercisable for approximately 32,000 Swisscom shares. The members of the Board of Directors and Executive Board beneficially hold individually and in the aggregate less than 1% of Swisscom’s shares.

Leveraged Executive Asset Plans

In order to link the interests of Swisscom management with those of shareholders generally, Swisscom regularly offers shares to management pursuant to leveraged executive asset plans. Swisscom launched the first such plans in connection with its IPO in 1998, one of which was also made available to non-management employees. Similar plans were launched in subsequent years.

Under these plans, Swisscom typically offers members of middle and upper management, including members of the Board of Directors and Group Executive Board, the opportunity to invest in a package of Swisscom shares and options. Each option has a strike price based on the price of the shares at the time of grant. The options may be sold or exercised at any time during the applicable exercise period. In the case of broader based plans targeting middle and upper management, Swisscom may make a contribution on behalf of each participant based on the amount of his or her personal investment in the plan for the purpose of acquiring additional shares and options. Swisscom enters into hedging arrangements in order to fix its maximum liability under these plans. For a more detailed description of each of these plans, see Note 8 to the financial statements.

Under the first such plans launched at the time of the IPO, participants received share appreciation rights (SARs), rather than acquiring options, in connection with their purchase of shares. Each SAR entitles its holder to receive at the end of a five year holding period, if the share price exceeds a specified base price, additional shares with a market value equal to the amount by which Swisscom shares appreciate relative to the base price during the period the SARs are outstanding. If these plans had provided for the participants to receive their shares based on the share price on March 31, 2003, they would have received 124,810 additional shares.

Shares received when the SARs reach maturity or upon exercise of options are not subject to any contractual restrictions on resale and may be freely sold, subject to compliance with applicable securities laws.

Back to Contents

The following table provides summary information relating to Swisscom's leveraged executive asset plans.

Plans	Total Shares Purchased(1)	Number of SARs or Options Granted(1)	Base or Strike Price (CHF)		Settlement Date or Exercise Period	Market Value of SARs/ Options as of March 31, 2003(2) (CHF)

1998
Board of Directors	3,696	9,434	315.98	(3)	10/20/2003	99.52
Group Executive Board	2,201	5,684	315.98	(3)	10/20/2003	99.52
Middle and upper management	33,789	135,156	315.98		10/20/2003	99.52
Other employees	23,276	93,104	316.03		10/6/2003	99.47
2000
Board of Directors	321	3,210	484.70		10/11/03 – 10/10/05	29.22
2001
Board of Directors	271	2,710	517.30		10/10/04 – 10/9/06	33.92
Group Executive Board	426	4,260	488.50		6/1/04 – 5/30/06	37.10
Middle and upper management	5,269	52,690	378.80		6/1/04 – 5/30/06	75.00	(4)
2002
Group Executive Board	562	5,620	584.70		4/10/05 – 4/9/07	22.12
Middle and upper management	5,374	53,740	481.15		4/10/05 – 4/9/07	39.00	(4)

(1)	Includes only the shares, SARs and options of those members of the Board of Directors and Group Executive Board who were members of the respective boards at the end of 2002. Some of them were previously part of the middle and upper management and have received shares, SARs and options which are still included in the amount of shares, SARs and options relating to the middle and upper management.
(2)	For information purposes only. Options may only be exercised or sold during applicable exercise period. Calculated based on the closing price of the shares or, in the case of listed options, of the options on the SWX Swiss Exchange on March 31, 2003. The closing price of the shares on March 31, 2003 was CHF 415.50 per share. For those options for which there was no closing price on March 31, 2003, calculated based on the average of bid and ask price on that day. For the options issued in 1998, calculated based on the intrinsic value of the options.
(3)	A portion of the SARs granted to members of the Board of Directors and the Group Executive Board in 1998 have a base price of CHF 399.80.
(4)	Market value for 100 options as 100 options are needed for exercising the right to purchase one share.

Other Arrangements to Involve Employees in Swisscom's Capital

In recognition of their contribution to the company and as an incentive, Swisscom regularly distributes shares to its employees or offers employees the opportunity to purchases shares at a discount to the market price. In 2002, Swisscom invited its employees (other than management) to purchase a maximum of ten shares per employee at an offering price of CHF 240 per share. Approximately 13,000 employees purchased approximately 120,000 shares.

Back to Contents

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As of March 31, 2003, Swisscom is aware of the following shareholders that are the beneficial owners of 5% or more of its shares:

	Number of shares held	Percentage of outstanding shares(2)

Swiss Confederation	41,531,200	62.7%
The Capital Group Companies, Inc.(1)	3,703,716	5.59%

(1)	Acting on behalf of funds managed by Capital Research and Management Company, and clients managed by the Capital Guardian Trust Company, Capital International Limited, Capital International Inc., and Capital International S.A. The information on the number of shares held by The Capital Group Companies’ shareholding is based on a filing with the Disclosure Office of the SWX Swiss Exchange on February 7, 2002. The percentage stated in the filing was 5.04% and may no longer be current. As a result of the share buy back in March 2002, the percentage was adjusted to 5.59%.
(2)	The share register shows Chase Nominees as the record holder of 4,491,636 shares which it holds as an intermediary on behalf of various investors.

RELATIONSHIP AND TRANSACTIONS WITH THE SWISS CONFEDERATION

Background

Historically, Swisscom’s operations were a part of the Swiss PTT, a dependent agency of the Swiss Government which operated the state monopoly for public telecommunications services under the name Swiss Telecom PTT. A first step in reforming the organizational structure of the Swiss PTT was taken with the Swiss Telecommunications Act of 1991, which separated the principal regulatory functions of Swiss Telecom PTT from its commercial operations and transferred such regulatory functions to a newly created government agency, the Federal Office for Communication (Bundesamt für Kommunikation) (“OfCom”, also known by its German acronym, “Bakom”).

The Telecommunications Enterprise Act of 1997

The Telecommunications Enterprise Act of 1997 (Telekommunikationsunternehmungsgesetz) (the “TUG”), which took effect as of January 1, 1998, established Swisscom as a special statutory stock corporation, with the purpose of providing domestic and international telecommunications and broadcasting services and related products and services. The TUG provides that Swisscom is subject to the general Swiss corporation law, except as otherwise set forth in the TUG. As from January 1, 1998, Swisscom also became subject to income and other taxes as a private corporation.

Under Swisscom’s Articles of Incorporation (the “Articles”), Swisscom’s Board of Directors is to have a total of between seven and nine members. There are currently nine members of the Board of Directors. The TUG provides that Swisscom employees are entitled to adequate representation on the Board of Directors, and Swisscom’s Articles provide that two members of the Board of Directors are to be employee representatives. Under the Articles, the Confederation has the right, irrespective of its voting power as a shareholder, to appoint up to two members of the Board of Directors as representatives of the Confederation. Pursuant to this right, the Federal Council has appointed one such Director, Mr. Felix Rosenberg. The Articles state that Directors appointed by the Confederation have the same rights and duties as the other Directors. See “Item 6: Directors, Senior Management and Employees – Board of Directors”.

As required by the TUG, on May 13, 1998, the Federal Council (Bundesrat), Switzerland’s chief executive body, approved Swisscom’s Articles, its opening balance sheet and the segregation of its assets and contractual rights from the other PTT operations.

Back to Contents

The Confederation as Shareholder

The TUG provides that the Confederation must hold a majority of the capital and voting rights of Swisscom. As the majority shareholder, the Confederation has the power to control any decision at a shareholders’ meeting requiring a majority vote, including election of the members of the Board of Directors and approval of the payment of dividends.

At the Annual General Meeting on April 30, 2002, Swisscom’s share capital was reduced by an amount corresponding to the total number of shares repurchased in the share buy back. As a result, the Confederation’s stake has declined to 62.7%. The Federal Council has indicated that the Confederation’s stake may be further reduced as and when appropriate.

Any reduction of the Confederation’s holding below a majority would require a change in law. Swisscom may not undertake a capital increase that would otherwise have the effect of decreasing the Confederation’s shareholding to less than a majority, unless the Confederation agrees to participate in the capital increase. Swisscom’s ability to raise additional equity capital in the future therefore could be constrained. In addition, Swisscom is also limited in its ability to enter into strategic partnerships, either at the parent company level or through subsidiaries.

On September 1, 1999, amendments to the Federal Finance Control Act (Bundesgesetz über die Finanzkontrolle) entered into force which expand the authority of the Federal Finance Control Administration (Eidgenössische Finanzkontrolle) (“FFCA”). The FFCA has financial audit and review authority in Switzerland with respect to governmental and parliamentary departments, agencies and officials and certain other entities. Under the Amendments, the FFCA gained financial audit and review authority over corporations in which the Confederation holds more than 50% of the share capital, such as Swisscom. The FFCA is required to conduct its reviews over such corporations in consultation with their Boards of Directors, and may also involve the corporations’ external and internal auditors. The FFCA is required to provide its reports, if any, on such corporations at the shareholders’ meeting as well as to the Federal Council and the Parliament’s finance committee. To date, the FCCA has not conducted a review of Swisscom.

Strategic Goals

The TUG requires the Federal Council to set forth goals every four years which the Confederation, in its capacity as principal shareholder, would like Swisscom to achieve. On February 27, 2002, the Federal Council announced its strategic goals (the “Strategic Goals”) for Swisscom for the 2002-2005 period. Swisscom believes that its business strategy is consistent with the Strategic Goals.

In the Strategic Goals, the Federal Council stated that in overseeing the Confederation’s shareholding it has regard for Swisscom’s autonomy as an enterprise and as shareholder acknowledges the freedom of decision of Swisscom’s Board of Directors as to business strategies and policies. Through publication of the Strategic Goals, the Federal Council has committed itself to pursue long-term, consistent objectives, thereby enhancing transparency for third-party investors. The Federal Council recognized that adjustments to the goals may be necessary to take into account the constantly changing environment in which Swisscom operates. The Federal Council set forth goals for Swisscom as to strategic direction, financial objectives, personnel policies and alliances and participations.

As to Swisscom’s strategic direction, the Federal Council expects Swisscom to: (1) remain a competitive and value-creating enterprise in the competitive market and to maintain and increase enterprise value; (2) further improve its customer orientation, speed and flexibility in the development, production and marketing of new products and services; (3) offer through its group companies fixed-line and mobile voice and data services and network services for other telecommunications companies and thereby also respect Switzerland’s security interests; and (4) pursue within the confines of its business a sustainable strategy which is to be governed by ethical principles.

Regarding financial objectives, the Federal Council expects Swisscom to: (1) be capable of performing through its group companies comparably with the best European telecommunications companies, with the Swisscom Board of Directors to determine and oversee specific objectives in this regard; and (2) feature a capital structure which reflects Swisscom’s range of activities performed by its group companies.

Back to Contents

As to personnel matters, the Strategic Goals state that Swisscom is expected to (1) pursue progressive and socially responsible personnel policies; (2) build employee trust through its leadership style, employee development and internal communications, and thereby increase Swisscom’s attractiveness on the Swiss job market; (3) set forth rules regarding the right of employees to have a voice in Swisscom matters in collective bargaining agreements and further develop this right together with the relevant workers’ federations and personnel associations; (4) adequately compensate its key employees based on performance and market standards, whereby any bonus payments should be governed by the principles of adequacy, proportionality and transparency and be based on criteria set forth at the beginning of the year; (5) offer its full-time employees further education in order to increase their value in the job market; and (6) carry out any further rationalization measures pursuant to existing or new social plans.

In the area of alliances and participations, the Federal Council expects Swisscom to: (1) seek to enter into strategic participations and alliances in order to strengthen its competitive position and to maintain and increase enterprise value; and (2) systematically observe the international market, identify and evaluate opportunities and enter into participations on a holding- or group company level only if they contribute to increased enterprise value, can be closely managed and take risks sufficiently into account.

The Swisscom Board of Directors has to report annually to the Federal Council as to Swisscom’s progress in achieving the Strategic Goals. In April 2002 and March 2003, Swisscom filed a report stating that it is in compliance with the strategic goals set forth for the 1998-2001 period and for the 2002-2005 period, respectively.

The Confederation as Regulator

Swisscom’s telecommunications activities are regulated primarily by the Telecommunications Act and the ordinances promulgated thereunder. Under the Telecommunications Act, OfCom is the agency of the Government with day-to-day responsibility for overseeing the telecommunications sector. OfCom reports to the Department of Environment, Transport, Energy and Communication (Eidgenössisches Departement für Umwelt, Verkehr, Energie und Kommunikation) (“UVEK”), whose head is a member of the Federal Council. In order to ensure that the Confederation’s role as regulator is separate and distinct from its role as shareholder, the Telecommunications Act created ComCom, a new and independent regulatory agency. In the area of telecommunications, ComCom is vested with decision-making authority, particularly as regards matters which are related to the promotion of open and fair competition. Thus, ComCom acts as the exclusive licensing authority under the Telecommunications Act, and has responsibility for interconnection, as well as for approving frequency allocation and numbering plans. OfCom must take directions from ComCom, which cannot be overruled by UVEK or the Federal Council, with respect to all matters falling within the sphere of ComCom’s competence. In addition to ComCom and OfCom with its sector specific competence, the Competition Commission ensures that competition in the telecommunication services area is not restrained. See “Item 4: Information on the Company – Regulation”.

The Confederation as Customer

In the aggregate, the departments and agencies of the Swiss Government comprise Swisscom’s largest customer. In providing services to the Government, Swisscom deals with it in the same manner as with other large customers. The terms of its arrangements with the Confederation are no more favorable to Swisscom than arrangements Swisscom could obtain in arm’s length transactions between third parties. Net revenue to Swisscom in respect of services provided to all departments and agencies of the Swiss Government, including Federal Universities, in the aggregate were approximately CHF 300 million in 2002. See Note 1 to the consolidated financial statements. The Confederation and certain other regional and municipal governmental authorities seek competitive offers for the provision of telecommunication services from both Swisscom and its competitors.

Back to Contents

The Confederation as Creditor

Historically, Swisscom relied upon the Central Treasury of the PTT for its funding needs. On January 1, 1998, rights to all of the outstanding loans to Swisscom were assigned by the Central Treasury of the PTT to the Swiss Post. The TUG provides that the Government is authorized, during a specified transitional period, to grant further loans to Swisscom and during such period prior to Swisscom’s initial public offering in 1998, Swisscom utilized such borrowings. As of December 31, 2002, Swisscom had outstanding indebtedness to the Swiss Post in an aggregate principal amount of CHF 750 million, at an average rate of interest of 3.65%. See “Item 5: Operating and Financial Review and Prospects – Liquidity and Capital Resources”. Swisscom expects to meet its financing requirements, including the repayment of remaining debt owed to the Swiss Post, through debt issuances in the capital markets, bank borrowings or cash generated from operations.

Back to Contents

ITEM 8:  FINANCIAL INFORMATION

FINANCIAL STATEMENTS

See “Item 18: Financial Statements”.

LEGAL PROCEEDINGS

Swisscom is involved in a number of claims and legal proceedings incidental to the normal conduct of its businesses. Swisscom does not believe that liabilities related to such claims and proceedings are likely to be, individually or in the aggregate, material to its consolidated financial statements.

Since the opening up of the Swiss market to full competition, Swisscom has also faced a number of legal proceedings relating to the implementation of certain provisions of the Telecommunications Act and the ordinances promulgated thereunder. Swisscom expects that it will continue to be involved in such proceedings, particularly in the area of interconnection. For background information on the regulatory issues raised in such proceedings, see “Item 4: Information on the Company – Regulation”.

Proceedings relating to Fixed-Fixed Interconnection and Unbundling of the Local Loop

On April 3, 2000, diAX (now TDC Switzerland) petitioned ComCom to examine whether Swisscom’s interconnection prices comply with the requirement that they be calculated on the basis of long-run incremental costs and to require Swisscom to reduce them accordingly if they do not. The petition also seeks to require Swisscom to reveal its cost accounting principles in a separate and unbundled manner. The proceeding between TDC and Swisscom is still pending. In January 2001, Swisscom submitted a written statement emphasizing that it does not believe that it is market-dominant for transit and network joining services and that, therefore, the prices for these services are not required to be cost-oriented. OfCom sent a questionnaire to different market participants in order to gather more information about the market and is expected to seek a determination from the Competition Commission as to whether Swisscom should be considered market-dominant for transit and network joining services. On April 10, 2001 the Competition Commission issued an expert opinion, finding that Swisscom is not dominant in the market for transit and enquiry services, but that it does have a dominant position in the market for implementation services. In its comment on the expert opinion, Swisscom challenged the finding that it is dominant in the market for implementation services. The trial entered the discovery phase in mid-2002, with OfCom taking the position that Swisscom should be required retroactively to considerably reduce its interconnection prices since 2000. In February 2003, the parties submitted their dispute to arbitration, but were unable to reach a settlement.

On April 20, 2000, MCI WorldCom (now WorldCom) filed a petition with ComCom seeking to require Swisscom to reduce its prices for terminating, access and transit interconnection services as well as for network joining, testing and implementation services. WorldCom has also requested that ComCom order Swisscom to modify its standard interconnection offer in other respects and that it order injunctive relief taking effect as from January 1, 2000. On August 16, 2000, ComCom issued a temporary injunction, ordering Swisscom to grant WorldCom the same interconnection rates offered in its then current standard offer, with retroactive effect to April 21, 2000, as well as all future reductions Swisscom might grant during the still pending proceeding. In its written statement in January 2001, Swisscom emphasized that it does not believe that it is market-dominant for transit, network joining and directory inquiry services and that the prices for these services therefore do not have to be cost-oriented. OfCom sent a questionnaire to different market players in order to gather more information about the market and is expected to seek a determination from the Competition Commission as to whether Swisscom should be considered market-dominant for transit, network joining and directory inquiry services. The expert opinion issued by the Competition Commission on April 10, 2001 in connection with the TDC Switzerland suit, is also relevant for this case. While Swisscom challenged the finding that it is dominant in the market for implementation services, WorldCom continues to claim that Swisscom should be considered market dominant for all services subject to its petition. As in the TDC proceeding described above, the trial entered the discovery phase in mid-2002 and, in February 2003, the parties submitted their dispute to arbitration, but were unable to reach a settlement.

Back to Contents

Proceedings Relating to Fixed-Mobile Interconnection

On November 12, 2002, Tele2 initiated proceedings against Swisscom relating to interconnection pricing with ComCom, alleging that Swisscom’s wholesale prices for termination of transit traffic on the Swisscom mobile network should be reduced retroactively to the tariff that Swisscom charged its corporate customers on May 21, 2001, on the grounds that Swisscom has a dominant position in the mobile termination market. Swisscom does not believe that it has a dominant position in this market and is of the view that its prices for mobile termination of transit traffic are consistent with market practice. Tele2 withdrew its complaint early in 2003 on procedural grounds, but reserved the right to refile the previous or an amended complaint.

Other Legal Proceedings

On September 3, 2002, Swisscom was served with a Consolidated Class Action Complaint on behalf of public investors who purchased securities of Infonet Services Corporation during the period from December 16, 1999 through August 7, 2001. The complaint was filed against Infonet, several of its current and former directors (including a former Swisscom employee), the selling shareholders (including Swisscom) and the underwriters of Infonet’s initial public offering. The complaint alleges that defendants made misrepresentations and omissions regarding AUCS in Infonet’s Form S-1 registration statement and the accompanying prospectus for its initial public offering and in other statements during the class period. The plaintiffs have requested a judgment determining that the lawsuit is a proper class action, awarding compensatory damages and/or rescission, costs of the lawsuit and such other relief as the court may deem just and proper. Swisscom is unable at this time to predict the outcome of this litigation. As of this date, Swisscom does not believe that this litigation could reasonably be expected to have a material adverse effect on its business or financial condition.

Other Regulatory Proceedings

On October 15, 2002, the Competition Commission initiated proceedings against Swisscom, Orange and Sunrise in connection with mobile termination prices. Swisscom is of the view that it is not dominant in the market for mobile termination and that its tariffs for mobile termination are not abusive. Swisscom is also of the view that the Competition Commission does not have jurisdiction over the issue of mobile termination pricing in this case, since ComCom is currently considering this issue under the Telecommunications Act, which is the law that is intended to specifically regulate interconnection pricing, in the ongoing Tele2 proceeding (described above). Accordingly, Swisscom Mobile petitioned the Competition Commission on December 4, 2002 to cease the relevant proceeding on the grounds that it lacks jurisdiction over the subject matter of the dispute. On February 17, 2003, the Competition Commission decided that it does have jurisdiction and rejected Swisscom's petition. Swisscom has appealed this ruling to the Appeals Commission for Competition Matters, while the investigation by the Competition Commission is pending.

In August 2001, the secretariat of the Competition Commission launched a pre-examination based on Article 26 of the Cartel Act due to a notification by Tele2 and Sunrise, now TDC Switzerland. The purpose of the pre-examination was to determine whether any evidence exists that Swisscom may have engaged in any abusive, anti-competitive behavior as Swisscom’s invoices for the access line for customers of other service providers also contained accessory advertisements, certain services were exclusively offered to Swisscom customers and blocking-sets for outgoing calls were used impeding call-by-call providers. Swisscom filed several replies to these charges. In December 2001, the secretariat of the Competition Commission opened an investigation based on Article 27 of the Cartel Act in order to further examine the accessory advertisement charge. In May 2002, the Competition Commission and Swisscom settled this investigation by agreeing that Swisscom will no longer send accessory advertisements. All other charges have been dropped as no grounds were found. However, in August 2002, the secretariat launched a proceeding alleging that, by providing customers of other service providers with a separate customer care phone number, Swisscom has breached this settlement. In December 2002, Swisscom responded to several questions of the Secretariat of the Competition Commission and submitted a written statement that the provision of a separate customer care number for customers of other service providers was designed to ensure efficient handling of incoming calls and that administrative penalties are not justified.

Back to Contents

In January 2002, Tele2 filed another petition with the Competition Commission to bill their customers for access lines provided by Swisscom (so called rebilling) and requesting that provisional measures be implemented in this regard. On May 6, 2002, the Competition Commission referred the case to the Secretariat of the Competition Commission which has not yet launched a separate investigation into this issue.

Following the tariff reduction for ADSL services provided to retail customers through Bluewin in March 2002, TDC and Profitel filed a petition with the Competition Commission on March 22, 2002, alleging that Swisscom is illegally subsidizing Bluewin and abusing its market dominant position. Under current law, if Swisscom is deemed market dominant in the market for broadband services by the Competition Commission, Swisscom would have to offer its wholesale service, i.e., broadband connectivity service, on a non-discriminatory basis and at fair prices. The Competition Commission reprimanded Swisscom in a similar proceeding in 1997 when the market was not yet liberalized. As market conditions have changed drastically since then and competition for broadband services has been growing in both the wholesale and retail market, Swisscom believes that it is not market dominant in the wholesale and retail market for broadband services and/or its behavior to be anti-competitive. On May 6, 2002, the Competition Commission issued a provisional order requesting Swisscom to offer its competitors the same discounts as it gives to Bluewin and launched an investigation based on Article 27 of the Cartel Act. Swisscom and the Competition Commission have been unable to agree on the appropriate discount. After an in-depth examination of the current and future market situation for broadband services the Competition Commission will have to render a decision whether Swisscom is to be deemed market dominant for broadband services and whether it has engaged in anti-competitive behavior.

On March 25, 2002 OfCom launched a supervisory proceeding against Swisscom to determine whether Swisscom has violated its obligation under the Telecommunications Act and the Telecommunications Ordinance to keep information relating to subscribers’ communications confidential. On November 11, 2002, OfCom issued a decision that Swisscom has violated the law by using data relating to pre-selection customers to specifically target these customers and also by offering certain services only to customers who have not pre-selected another carrier. As a result of this decision, Swisscom Fixnet is prohibited from using data relating to pre-selection customers for marketing or other related purposes and was required to pay a CHF 2 million fine. Swisscom lodged an appeal against this decision at the Appeals Commission of UVEK, which is currently pending.

In July 2002, TDC filed a petition with the Competition Commission requesting that Swisscom be required to offer more broadband wholesale services to its competitors, alleging that Swisscom has failed to provide technical and service support to its competitors on a non-discriminatory basis. Swisscom believes that the TDC petition is without merit. The Competition Commission decided not to grant preliminary injunctive relief in connection with this proceeding, which will be continued in the form of a preliminary investigation.

DIVIDEND POLICY

The distribution of dividends proposed by the Board of Directors of Swisscom requires the approval of the shareholders of Swisscom in a general shareholders’ meeting. In addition, Swisscom’s statutory auditors are required to declare that the dividend proposal of the Board of Directors is in accordance with Swiss law. It is expected that the shareholders’ meeting to approve any dividends will be held in the second quarter of each year. Dividends, to the extent approved at the shareholders’ meeting, will be paid shortly thereafter.

In March 2003, the Board of Directors voted to modify Swisscom’s return policy. In prior years, it was Swisscom’s policy to distribute approximately half of its net income (after adjusting for exceptional items) as dividend payments to its shareholders. The key element of the new policy is the annual distribution of further freely available funds. The funds available for distribution consist of net cash from operating activities less capital expenditure (on fixed assets and acquisitions) and debt repayments. Swisscom expects that distributions will take the form of a dividend amounting, as in prior years, to approximately half of adjusted net income, supplemented by a possible share buy-back or, in 2003, a reduction in par value. A share buy-back need not take place concurrently with the dividend distribution. However, there can be no assurance that any dividend will actually be paid or that available funds will otherwise by returned to shareholders, whether by share buy-back or other means in any given year.

Back to Contents

Applying the new policy, Swisscom’s Board of Directors has proposed a dividend of CHF 12 per share in respect of fiscal year 2002 and a CHF 8 per share par value reduction, both of which are subject to shareholder approval. Together, the dividend and the par value reduction will result in a total distribution of over CHF 1.3 billion, corresponding to approximately 5% of Swisscom’s market capitalization at the end of 2002.

At the Annual General Meeting on April 30, 2002, Swisscom’s shareholders approved the Board of Director’s proposal of a dividend of CHF 11 per share in respect of 2001 and a reduction in par value of CHF 8 per share. For information on dividends paid to holders of shares and ADSs in the last five years, see “Item 3. Key Information – Selected Financial Data – Dividend Information”.

Owners of ADSs will be entitled to receive dividends, if any, payable in respect of the underlying shares. Cash dividends will be paid to the Depositary in Swiss francs. The Deposit Agreement provides that the Depositary will convert cash dividends received by the Depositary to U.S. dollars and, after deduction or upon payment of the fees and expenses of the Depositary relating to such conversion, make payment to the holders of ADSs in U.S. dollars. Fluctuations in the exchange rate between the Swiss francs and the U.S. dollar will affect the U.S. dollar amounts received by holders of ADSs on the conversion by the Depositary into U.S. dollars of such cash dividends. See “Item 3: Key Information – Exchange Rate Information”.

Dividends paid to holders of shares and ADSs will be subject to Swiss withholding tax. See “Item 10: Additional Information – Taxation”.

Back to Contents

ITEM 9:  THE OFFER AND LISTING

MARKETS

Prior to Swisscom’s initial public offering in October 1998, there was no public market for Swisscom’s shares or the ADSs. Since October 5, 1998, the shares have been listed on the SWX Swiss Exchange (SWX) and the ADSs have been listed on the New York Stock Exchange (NYSE). The shares are also included in the Swiss Market Index (SMI). The SWX Swiss Exchange was the principal trading market for the shares until July 2001 when trading in members of the SMI was transferred to virt-x.

Trading on the virt-x

Since July 2001, SMI stocks have no longer been traded on the SWX Swiss Exchange. All trading in members of the SMI now takes place on virt-x, although these stocks remain listed on the SWX Swiss Exchange. virt-x is the first platform on which all European blue chips can be traded electronically and which offers integrated clearing and settlement. virt-x is a joint venture between the SWX Swiss Exchange and the TP Group LDC, each of which holds a 38.9% stake in virt-x. TP Group LDC is the vehicle for the TP Consortium which is a consortium of investment banks and financial intermediaries established in 1997. As an exchange domiciled in London, virt-x has the status of a “Recognized Investment Exchange” for the purposes of the U.K. Financial Services and Markets Act 2000 and operates under the supervision of the U.K. Financial Services Authority (FSA).

Trading on the New York Stock Exchange

As of December 31, 2002, 12,201,070 ADRs were outstanding, evidencing ADSs representing 1,220,107 shares or approximately 1.8% of the Company’s outstanding Share capital, and there were 34 registered holders of such ADRs.

Back to Contents

PRICE HISTORY

The following tables show, for the fiscal periods indicated, the paid high and low market quotations for the ordinary shares on the SWX Swiss Exchange or virt-x, and the highest and lowest sales prices of the ADSs on the New York Stock Exchange, all derived from Bloomberg. Following the share buy back in March 2002, the SWX Stock Exchange retroactively adjusted Swisscom’s share price, reducing all prices back to the date of the IPO by 1.776%. The following table does not reflect this adjustment and, as a result, the data presented here may not be consistent with data provided by certain stock price information services.

	CHF per Ordinary Share		USD per ADS

Year Ended December 31,	High	Low	High	Low

1998 (October 5 – December 31)	608.0	340.0	43.500	27.125
1999	656.0	445.0	46.125	29.375
2000	754.0	361.0	44.000	20.313
2001	492.5	358.5	30.750	20.550
2002	519.0	360.0	31.310	24.380

Year Ended December 31,	High	Low	High	Low

2001
First Quarter	472.0	358.5	28.750	20.550
Second Quarter	457.0	370.0	26.500	21.800
Third Quarter	492.5	414.0	30.750	23.960
Fourth Quarter	476.0	419.5	29.100	25.250
2002
First Quarter	519.0	457.5	30.400	27.750
Second Quarter	508.0	416.0	30.750	26.920
Third Quarter	457.0	360.0	30.950	24.380
Fourth Quarter	457.5	400.0	31.310	27.300
2003
First Quarter	435.0	385.5	31.850	28.050

Month ended	High	Low	High	Low

October 31, 2002	457.5	404.0	30.240	27.300
November 30, 2002	455.0	420.0	31.310	28.200
December 31, 2002	438.5	400.0	29.120	27.800
January 31, 2003	434.0	393.0	31.850	28.050
February 28, 2003	423.5	397.5	30.930	29.250
March 31, 2003	435.0	385.5	30.760	28.840

Back to Contents

ITEM 10:  ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Registration and Business Purpose

Swisscom AG was registered as a corporation (Aktiengesellschaft) in the commercial register of the Canton of Berne (Switzerland) on July 27, 1998. Prior to this, Swisscom’s operations were a part of the Swiss PTT. On January 1, 1998, the Swiss Telecom PTT was separated from the Swiss Post and established as a special statutory stock corporation.

The business purpose of Swisscom, as set forth in Section 2 of its articles of incorporation (the “Articles”) is to provide telecommunications and radiocommunication services in and outside Switzerland, and to offer products and services related thereto. Swisscom may enter into all transactions which the business purpose entails, including the purchase and sale of real estate, the establishment and acquisition of corporations, and other means of cooperation with third parties.

Conflicts of Interest

Swiss law does not have a general provision on conflicts of interests. However, the Swiss Code of Obligations requires Directors and members of senior management to safeguard the interests of the corporation and, in this connection, imposes a duty of care and a duty of loyalty on directors and officers. This rule is generally understood as disqualifying directors and senior officers from participating in decisions that directly affect them. Directors and officers are personally liable to the corporation for any breach of these provisions. In addition, Swiss law contains a provision under which payments such as dividends and bonuses made to a shareholder or a director or any person(s) associated therewith, other than at arm’s length, must be repaid to Swisscom if the shareholder or director was acting in bad faith.

Compensation

The Articles provide that the members of the Board of Directors are entitled to reimbursement of all expenses incurred in the interests of the Corporation, as well as a remuneration for their services that is adequate in view of their function and responsibility. The amount of the remuneration due is fixed by the Board of Directors.

Borrowing Power

Neither Swiss law nor the Articles restrict in any way Swisscom’s power to borrow and raise funds. The decision to borrow funds is taken by or under the direction of Swisscom’s Board of Directors, and no shareholders’ resolution is required.

Retirement

Members of the Board of Directors who have reached the age of 70 must retire from the Board of Directors upon the date of the next ordinary shareholders’ meeting.

Transfer of Shares

The transfer of shares is effected by corresponding entry in the books of a bank or depository institution following an assignment in writing by the selling shareholder and notification of such assignment to Swisscom by the bank or depository institution. The transfer of shares further requires that the purchaser file a share registration form in order to be registered in the share register (Aktienbuch) of Swisscom as a shareholder with voting rights. Failing such registration, the purchaser may not vote at or participate in shareholders’ meetings.

Back to Contents

No shareholder may be registered as a shareholder with voting rights in respect of more than 5% of Swisscom’s registered shares (as recorded in the commercial register). If a shareholder purchases more than 5% of Swisscom’s registered shares, it will be recorded in Swisscom’s share registered for the excess shares as a shareholder without voting rights. The Board of Directors may, however, in exceptional cases allow shares held in excess of such 5% threshold to be registered with voting rights. For purposes of the 5% rule, groups of companies and groups of shareholders acting in concert are considered to be one shareholder.

Subject to the foregoing restriction, a purchaser of shares will be recorded in Swisscom’s share register with voting rights upon disclosure of its name, citizenship and address. However, Swisscom may decline a registration with voting rights if the shareholder does not declare that it has acquired the shares in its own name and for its own account. If the shareholder refuses to make such declaration, it will be registered as a shareholder without voting rights.

The Articles provide that the Board of Directors may, by issuing appropriate regulations or by way of agreement, authorize nominees or ADR depositary banks which are subject to banking or financial market supervision to register shares with voting rights although they hold more than 5% of Swisscom’s share capital. These parties have to declare their status as a fiduciary and must be able to disclose the names, addresses and the shareholdings of the beneficial owners of the shares so held. In accordance with this provision of the Articles, Swisscom has agreed, pursuant to the Deposit Agreement, to register the Depositary or its nominee or the Custodian or its nominee, as the case may be, in Swisscom’s share register with voting rights with respect to the shares deposits with the Custodian for the benefit of the holders of ADRs. Furthermore, the Board of Directors has issued regulations for the registration of trustees and nominees in Swisscom’s share register pursuant to which nominees have to file an application and enter into an agreement with Swisscom in order to be recorded as shareholders with voting rights. In general, a nominee may be registered with voting rights in the share register for up to 5% of Swisscom’s share capital and has to undertake not to apply for registration as shareholder with voting rights for more than 0.5% of the registered share capital per individual beneficial owner. In addition, the nominee has to comply with disclosure requirements.

Subject to the limitation on voting rights described above applicable to shareholders generally, there is no limitation under Swiss law or Swisscom’s Articles on the right of non-Swiss residents or nationals to own or vote Swisscom shares.

Shareholders’ Meeting

Under Swiss law, an annual ordinary shareholders’ meeting must be held within six months after the end of Swisscom’s fiscal year (December 31). Shareholders’ meetings may be convened by the Board of Directors or, if necessary, by the statutory auditors. The Board of Directors is further required to convene an extraordinary shareholders’ meeting if so resolved by a shareholders’ meeting or if so requested by shareholders holding in aggregate at least 10% of the nominal share capital of Swisscom. Shareholders holding shares with a nominal value of at least CHF 1,000,000 have the right to request that a specific proposal be put on the agenda and voted upon at the next shareholders’ meeting. At the Annual General Meeting on April 30, 2002, the Articles were amended to allow such request to be made by a holder of shares with a nominal value of CHF 360,000 or more in order to reflect the nominal value reduction. This amendment became effective in August 2002. In connection with the proposed par value reduction, the Articles will be amended, subject to shareholder approval, to require only a holding of shares with a nominal value of CHF 40,000 or more.

A shareholders’ meeting is convened by publishing a notice in the Swiss Official Commercial Gazette (Schweizerisches Handelsamtsblatt) at least 20 days prior to such meeting.

There is no provision in the Articles requiring a quorum for the holding of shareholders’ meetings.

The Articles provide that resolutions generally require the approval of an absolute majority of the votes validly cast at any shareholders’ meeting. Shareholders’ resolutions requiring a vote by absolute majority include amendments to the Articles, elections of directors (except directors appointed as representatives of the Confederation) and statutory auditors, approval of the annual report and the annual group accounts, setting the annual dividend, decisions to discharge directors and management from liability for matters disclosed to the shareholders’ meeting and the ordering of an independent investigation into the specific matters proposed to the shareholders’ meeting (Sonderprüfung).

Back to Contents

Under Swiss law, a resolution passed at a shareholders’ meeting with a supermajority of at least two thirds of the shares represented at such meeting and an absolute majority of the represented par value is required for: (1) changes to Swisscom’s business purpose; (2) the creation of shares with privileged voting rights; (3) changes to restrictions on the transferability of registered shares (see “– Transfer of Shares”); (4) an authorized or conditional increase in Swisscom’s share capital; (5) an increase in Swisscom’s share capital by way of capitalization of reserves (Kapitalerhöhung aus Eigenkapital), against contribution in kind, for the acquisition of assets, or involving the granting of special privileges; (6) the restriction or elimination of preemptive rights of shareholders; (7) a relocation of the place of incorporation; and (8) the dissolution of Swisscom other than by liquidation (for example, by way of a merger). In addition, the Articles provide the same supermajority voting requirement for the introduction of restrictions on voting rights, the conversion of registered shares into bearer shares or vice versa and the introduction or abolition of any provision in the Articles providing for such a supermajority vote.

At shareholders’ meetings, shareholders can be represented by proxy, but only by another shareholder, a proxy appointed by Swisscom, an independent representative nominated by Swisscom, or a depository institution. The Chairman of the Board of Directors determines the voting procedure and may adopt an electronic voting procedure. In case there is no electronic voting procedure in place, shareholders with at least 10% of the share capital or holding shares with a nominal value of at least CHF 1 million may request a written ballot. At the Annual General Meeting on April 30, 2002, the Articles were amended to require only a holding of shares with a nominal value of CHF 360,000 or more in order to reflect the nominal value reduction. This amendment became effective in August 2002. In connection with the proposed par value reduction, the Articles will be amended, subject to shareholder approval, to require only a holding of shares with a nominal value of CHF 40,000 or more.

Net Profit and Dividends

Swiss law requires that at least 5% of the annual net profits of a corporation must be retained as general reserves for so long as these reserves amount to less than 20% of the corporation’s nominal share capital. Any net profits remaining are at the disposal of the shareholders’ meeting, except that, if an annual dividend exceeds 5% of the nominal share capital, then 10% of such excess must be retained as general reserves.

Under Swiss law, dividends may only be paid out of retained earnings (Bilanzgewinn) and the reserves created for such purpose, and only after approval by the shareholders’ meeting. The Board of Directors may propose that a dividend be paid out, but cannot itself set the dividend. The auditors must confirm that the dividend proposal of the Board conforms with statutory law. In practice, the shareholders’ meeting usually approves the dividend proposal of the Board of Directors. The Board of Directors of Swisscom intends to propose a dividend to the shareholders’ meeting once a year. See “Item 8: Financial Information – Dividend Policy”.

Dividends are usually due and payable immediately after the shareholders’ resolution relating to the allocation of profits has been passed. Under Swiss law, the statute of limitations in respect of dividend payments is five years. For information about deduction of withholding taxes, see “ – Taxation”.

Preemptive Rights

Under Swiss law, any share issue, whether for cash or non-cash consideration or for no consideration, is subject to the prior approval of the shareholders’ meeting. Shareholders of a Swiss corporation have certain preemptive rights to subscribe for new issues of shares in proportion to the nominal amount of shares held. A resolution adopted at a shareholders’ meeting with a supermajority may, however, limit or suspend preemptive rights in certain limited circumstances.

Repurchase of Shares

Swiss law limits a corporation’s ability to hold or repurchase its own shares. Swisscom and its subsidiaries may only repurchase shares if Swisscom has sufficient free reserves to pay the purchase price, and if the aggregate nominal value of such shares does not exceed 10% of the nominal share capital of Swisscom. Furthermore, Swisscom must create a special reserve on its balance sheet in the amount of the purchase price of the acquired shares. Such shares held by Swisscom or its subsidiaries do not carry any rights to vote at shareholders’ meetings, but are entitled to the economic benefits applicable to Swisscom’s shares generally.

Back to Contents

In March 2002, Swisscom repurchased 7,346,739 shares, or 9.99% of its share capital, at a price of CHF 580 per share in a share buy back designed to return liquidity to its shareholders. In order to effect the share buy back, Swisscom issued put options to its shareholders for free, which could either be sold over the Swiss Exchange or exercised at the end of a trading period. At the Annual General Meeting on April 30, 2002, Swisscom’s share capital was reduced by an amount corresponding to the total number of shares repurchased in the share buy back and the cancellation of the shares obtained in the share buy back was approved.

Disclosure of Principal Shareholders

Under the Swiss Stock Exchange Act, any shareholder or group of shareholders acting in concert who reaches, exceeds or falls below the threshold of 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the voting rights of a corporation listed on the SXW Swiss Exchange must notify the corporation and the exchanges on which such shares are listed in Switzerland in writing within four trading days, whether or not the voting rights can be exercised. Following receipt of such notification, the corporation must inform the public within two trading days.

An additional disclosure requirement exists under the Swiss Federal Code of Obligations, according to which Swisscom must disclose the shareholding of any individual shareholder or any group of shareholders who holds more than 5% of all voting rights and the reason for the shareholding, if known to Swisscom. Such disclosures must be made once a year in the notes to the financial statements.

Mandatory Tender Offer

Under the Swiss Stock Exchange Act, any shareholder or group of shareholders acting in concert who acquires more than 33 1/3% of the voting rights of a listed Swiss company must make a bid to acquire all of the listed equity securities of such company. This mandatory bid obligation may be waived under certain circumstances by the Swiss Takeover Board. If no waiver is granted, the mandatory takeover bid must be made pursuant to the procedural rules set forth in the Swiss Stock Exchange Act and the relevant ordinances. As long as the Swiss Confederation holds a majority of Swisscom’s share capital, the mandatory tender offer provisions under Swiss law will not be relevant to Swisscom.

MATERIAL CONTRACTS

On November 7, 2000, Swisscom and Vodafone entered into a Share Acquisition Agreement, whereby Swisscom agreed to carve-out its mobile business and to contribute the carved-out business to Swisscom Mobile AG (“Swisscom Mobile”) with effect from January 1, 2001, and Vodafone agreed to acquire 25% of the equity of Swisscom Mobile. Since April 1, 2001, Swisscom Mobile has been an independent stock corporation within the Swisscom Group.

In consideration for its stake, Vodafone agreed to pay CHF 4.5 billion, subject to certain adjustments. On March 30, 2001, Vodafone paid CHF 2.2 billion of this amount, with CHF 25 million paid in cash and the remainder in shares. On September 27, 2001, Vodafone paid CHF 2.25 billion in cash, representing payment in full of the remaining balance of the purchase price (including interest) after a purchase price adjustment.

In connection with the Share Acquisition Agreement, Swisscom entered into a Shareholders’ Agreement. Under the terms of this agreement, the Board of Directors of Swisscom Mobile will consist of seven members, including two Vodafone appointees, one independent director, and four Swisscom appointees. Resolutions of the Board, including approval of the annual budget, require the affirmative vote of the majority of the directors. Certain significant transactions are subject to unanimous Board approval, including decisions regarding specific investments, purchases or disposals of assets in excess of certain thresholds and material modification or termination of such agreements. The listing of Swisscom Mobile shares on any exchange is also subject to unanimous Board approval. Any change in share capital of Swisscom Mobile is subject to approval by both Swisscom and Vodafone.

Back to Contents

Under the Shareholders’ Agreement, each of Swisscom and Vodafone has also agreed, subject to certain exceptions, not to engage in the mobile business in Switzerland or to have any controlling stake in a mobile business operating in Switzerland other than pursuant to the terms of these agreements. Swisscom may continue its operations through Bluewin and Conextrade. Neither party is required to provide financing to Swisscom Mobile. If Swisscom provides any funding, it will be on terms no less favorable than are available from third parties or from third party lenders. The agreement may be terminated without notice if Swisscom holds less than 41% or if Vodafone holds less than 10% of Swisscom Mobile.

Swisscom Mobile and Vodafone also entered into a Service Agreement in connection with this transaction. Under this agreement, each of Swisscom Mobile and Vodafone has agreed to provide the other with access to its products and services, global best practice guidelines, as well as to provide certain consultancy and supporting services. In addition, the parties have agreed upon reciprocal roaming arrangements, including roaming access to GPRS and UMTS technology. Swisscom Mobile will also be entitled to participate in Vodafone group’s world-wide arrangements for the procurement and/or supply chain management of infrastructure, handsets and other products. All services provided by a party under the Service Agreement are, where practicable, to be offered to the other party on a non-discriminatory basis (i.e., on terms and conditions equivalent to those offered to other members of its respective group). Vodafone has also agreed not to offer any services in Switzerland or Liechtenstein to any competitor offering the same or similar services as Swisscom Mobile. Swisscom Mobile has similarly agreed, subject to certain exceptions, not to offer any services to competitors of Vodafone where it is active. Swisscom Mobile may continue offering certain international and roaming services, and Swisscom may continue offering certain international services through its affiliates or subsidiaries, including Bluewin, debitel and Telsource. On July 10, 2001, Swisscom Mobile and Vodafone agreed that Swisscom Mobile would have the right to use future upgrades of certain services and enabling platforms developed by the Vodafone group on normal commercial terms even if the Service Agreement is terminated.

EXCHANGE CONTROLS

Other than in connection with government sanctions imposed on Iraq, former Yugoslavia, Sierra Leone, Zimbabwe, Liberia, Myanmar and certain persons and entities associated with Osama bin Laden, the Al-Qaida network and the Taliban, there are currently no government laws, decrees or regulations in Switzerland that restrict the export or import of capital, including Swiss foreign exchange controls on the payment of dividends, interests or liquidation proceeds, if any, to non-resident holders of capital stock of Swiss corporations.

TAXATION

Overview

The following is a summary of the material Swiss and United States federal income tax consequences of the ownership of Swisscom shares or ADSs by an investor that holds the shares or ADSs as capital assets. This summary does not purport to address all tax consequences of the ownership of shares or ADSs, and does not take into account the specific circumstances of any particular investors (such as tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark to market, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the voting stock of Swisscom, investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, shareholders that received their shares or ADSs as part of an employee stock option plan or otherwise as compensation or investors whose functional currency is not the U.S. dollar), some of which may be subject to special rules. This summary is based on the tax laws of Switzerland and the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, as well as on the Convention Between the United States of America and Switzerland (the “Treaty”), all of which are subject to change (or change in interpretation), possibly with retroactive effect. In addition, the summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

Back to Contents

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Swisscom shares or ADSs that is (1) a citizen or resident of the United States, (2) a corporation organized under the laws of the United States or any State, (3) an estate the income of which is subject to United States federal income tax without regard to its source or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

The discussion does not address any aspects of United States taxation other than federal income taxation or any aspects of Swiss taxation other than income and capital taxation. Prospective investors are urged to consult their tax advisors regarding the United States federal, state and local and the Swiss and other tax consequences of owning and disposing of the shares and ADSs.

In general, and taking into account the earlier assumptions, for Swiss tax and United States federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the owners of the shares represented by those ADSs, and exchanges of shares for ADSs, and ADSs for shares, will not be subject to Swiss tax or to United States federal income tax.

Swiss Taxation

Withholding Tax on Dividends and Distributions. Dividends paid and similar cash or in-kind distributions made by Swisscom to a holder of the shares or ADSs (including dividends on liquidation proceeds and stock dividends) are subject to a federal withholding tax (the “Withholding Tax”) at a rate of 35%. The Withholding Tax must be withheld by Swisscom from the gross distribution, and be paid to the Swiss Federal Tax Administration. The Withholding Tax is refundable in full to a Swiss resident who receives a distribution if such resident is the beneficial owner of the payment and duly reports the gross distribution received on his personal tax return.

Income Tax on Dividends. A Swiss resident who receives dividends and similar distributions (including stock dividends and liquidation proceeds) from Swisscom is generally required to include such amounts in his personal income tax return. A Swiss shareholder who itself is a corporation may, under certain circumstances, benefit from a partial exemption of the dividend from income taxation (Beteiligungsabzug).

Capital Gains Tax upon Disposal of Shares. Under current Swiss tax law, a Swiss resident individual who holds shares as part of his private property will generally not be subject to any Swiss federal, cantonal or municipal income taxation on gains realized upon the sale or other disposal of shares. However, private gains realized upon a repurchase of shares by Swisscom may be re-characterized as taxable dividend income if certain conditions are met.

Book gains realized on shares held as part of the business property of a Swiss resident (whether an individual or business association) are included in the taxable income of such person.

Obtaining a Refund of Swiss Withholding Tax. Currently, Switzerland has entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with a number of countries including the United States, whereby a part of the above-mentioned Withholding Tax may be refunded (subject to the limitations set forth in such treaties).

The Treaty provides for a mechanism whereby a United States resident or United States corporations can seek a refund of the Swiss withholding tax paid on dividends in respect of shares of Swisscom, to the extent such withholding exceeds 15%. The Depositary intends to make use of informal procedures under which it will submit a certificate to the Swiss tax authorities in respect of all U.S. holders who have provided certifications of their entitlement to Treaty benefits. So long as these procedures remain available it generally should be possible for qualifying U.S. holders to recover on a timely basis Withholding Tax in excess of the 15% rate as provided in the Treaty. There can be no assurance that these informal procedures will remain available.

Back to Contents

Alternatively, a U.S. holder that qualifies for Treaty benefits (a “U.S. resident”) may apply for a refund of the Withholding Tax withheld in excess of the 15% Treaty rate. The claim for refund must be filed with the Swiss Federal Tax Administration, Eigerstrasse 65, 3003 Berne, Switzerland. The form used for obtaining a refund is Swiss Tax Form 82 (82C for companies; 82E for other entities; 82I for individuals, 829 for Swiss citizens resident in the United States), which may be obtained from any Swiss Consulate General in the United States or from the Swiss Federal Tax Administration at the address above. The form must be filled out in triplicate with each copy duly completed and signed before a notary public in the United States. The form must be accompanied by evidence of the deduction of Withholding Tax withheld at the source.

Stamp Duties upon Transfer of Securities (Umsatzabgabe). The sale of shares, whether by Swiss resident or non-resident holders, may be subject to a Swiss securities transfer stamp duty of up to 0.15% calculated on the sale proceeds if it occurs through or with a Swiss bank or other Swiss securities dealer as defined in the Swiss Federal Stamp Tax Act. In addition to the stamp duty, the sale of shares by or through a member of the Swiss Exchange may be subject to a stock exchange levy. See “Item 9: The Offer and Listing – Markets – Trading on the virt-x”.

United States Federal Income Taxation

Taxation of Dividends. Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend paid (before reduction for Swiss withholding taxes) by Swisscom out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the U.S. Holder, in the case of shares, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the Swiss francs payments made, determined at the spot Swiss francs/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. Holder’s basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Swiss tax withheld in accordance with the Treaty and paid over to Switzerland will be creditable against the U.S. Holder’s United States federal income tax liability. To the extent a refund of the tax withheld is available to a U.S. Holder under the laws of Switzerland or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder’s United States federal income tax liability. See “Swiss Taxation – Obtaining a Refund of Swiss Withholding Tax”, above, for the procedures for obtaining a refund of tax.

For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, but generally will be treated separately, together with other items of “passive income” (or, in the case of certain holders, “financial services income”).

Distributions of additional shares to U.S. Holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all shareholders of Swisscom generally will not be subject to United States federal income tax. U.S. Holders that receive a stock dividend that is subject to Swiss tax but not U.S. tax may not have enough foreign income for U.S. tax purposes to receive the benefit of the foreign tax credit associated with such tax, unless the holder has foreign income from other sources.

Taxation of Capital Gains. Subject to the PFIC rules discussed below, upon a sale or other disposition of the shares or ADSs, a U.S. Holder will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis (determined in U.S. dollars) in such shares or ADSs. Generally, such gain or loss will be capital gain or loss, will be long-term capital gain or loss if the U.S. Holder’s holding period for such shares or ADSs exceeds one year and any such gain or loss will be income or loss from sources within the United States for foreign tax credit limitation purposes. Long term capital gain of a U.S. Holder who is an individual generally is subject to a maximum tax rate of 20%.

Back to Contents

Additional Tax Considerations: PFIC Rules. Swisscom believes that the shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. In general, Swisscom will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held Swisscom’s ADSs or shares, either (1) at least 75% of the gross income of Swisscom for the taxable year is passive income or (2) at least 50% of the value (determined on the basis of a quarterly average) of Swisscom’s assets is attributable to assets that produce or are held for the production of passive income. If Swisscom were to be treated as a PFIC, unless a U.S. Holder makes a mark-to-market election, gain realized on the sale or other disposition of the shares or ADSs would in general not be treated as capital gain, and a U.S. Holder would be treated as if such holder had realized such gain and certain “excess distributions” ratably over the holder’s holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

DOCUMENTS ON DISPLAY

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

Back to Contents

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Disclosures about market risk

Swisscom’s derivative financial instruments comprise primarily cross-currency interest rate swaps, interest rate swaps and foreign exchange forwards to hedge interest rate risk and foreign exchange risk with respect to USD relating to the finance lease arrangements entered into in 1996 and 1997 and the cross-border lease arrangements entered into in 2000 and 2002. The maximum length of time hedged is 7 years for the finance lease arrangements entered into in 1996 and 1997 and 27 years for the arrangements entered into in 2000 and 2002. Also included are foreign exchange contracts with respect to Swisscom’s exposure to EUR and USD, which are primarily designated to hedge the future transactions in connection with the purchase of mobile equipment and international call settlements. The purchasing contracts are in EUR and USD. The forecasted transactions are expected to occur in 2003 and 2004. For further detail of Swisscom’s derivative financial instruments see Note 35 to the consolidated financial statements.

Interest rate risk

Swisscom is subject to market rate risks due to fluctuations in interest rates. Substantially all of Swisscom’s long-term debt is in the form of fixed-rate loans with varying degrees of maturity. Accordingly, movements in interest rates could lead to fluctuations in the fair value of such debt instruments but will neither impact net income or future cash flows. The table below provides information about Swisscom’s risk exposure associated with changing interest rates on long-term debt obligations that impact the fair value of these obligations:

CHF in millions (except percentages) (1)	Expected Maturity Date						As at December 31, 2002

	2003	2004	2005	2006	2007	Thereafter	Total	Fair value
Long term debt:
Fixed rate:
Loan from the Swiss Post (CHF)	750	—	—	—	—	—	750	760
Average interest rate (%)	3.69						3.69
Financial liability from cross-border lease (USD) (2)(3)	1	1	11	1	1	1,448	1,463	2,068
Average interest rate (%)	6.78	6.78	6.78	6.78	6.78	6.78	6.78
Finance lease obligation (real estate) (CHF) (3)	9	9	9	8	7	686	728	1,206
Average interest rate (%)	6.3	6.3	6.3	6.3	6.3	6.3	6.3
Finance lease obligation (cross-border lease) (USD)	54	54	187	25	44	163	527	527
Average interest rate (%)	3.02	3.02	3.02	3.02	3.02	3.02	3.02
Non-current financial assets:
Fixed rate:
Cross-border lease (USD) (2)(3)	1	1	1	1	1	1,099	1,104	1,646
Average interest rate (%)	8.20	8.20	8.20	8.20	8.20	8.20	8.20

(1)	All amounts in the table are in CHF and in millions (except percentages); the USD indication refers to the currency of the underlying exposure.
(2)	Under the terms of the agreements, Swisscom incurred debt and placed the majority on deposit. At December 31, 2002, the net present value of the lease obligations is CHF 1,463 million and the amount on deposit, recorded under non-current financial assets, is CHF 1,104 million. See Note 27 to the consolidated financial statements.
(3)	Under U.S. GAAP, total financial liability from cross-border lease is CHF 5,249 million with an average interest rate of 6.83%, total financial lease obligations is CHF 683 million and total non-current financial assets is CHF 4,890 million with an average interest rate of 7.56%. See Note 44 to the consolidated financial statements.

Back to Contents

Foreign exchange risk

Swisscom has entered into various foreign exchange contracts to minimize the possible effect of currency on anticipated transactions. However, there is no assurance that transactions will take place. Swisscom has a net exchange exposure, in particular on international telephone settlements that are expected to be settled within one year and on the purchase of mobile equipment. At December 31, 2002, foreign exchange contracts were outstanding to purchase EUR 175 million (CHF 257 million) and USD 85 million (CHF 122 million). The fair value of these contracts at December 31, 2002 and 2001 was minus CHF 11 million and minus CHF 3 million, respectively.

Swisscom has entered into foreign exchange contracts as hedges of USD denominated leases. The total cross-border lease obligation at December 31, 2002, amounted to CHF 886 million (CHF 788 million and CHF 509 million at December 31, 2001 and 2000, respectively). It is Swisscom’s policy to hedge all currency related exposure (fair value risks and interest rate risks in foreign currencies) on such liabilities with foreign currency derivative instruments such as swaps and foreign exchange contracts. The terms and conditions of the swaps and foreign exchange contracts match the terms and conditions of the underlying finance lease obligations disclosed in Note 27 of the consolidated financial statements. Accordingly all foreign exchange gains and losses on the lease obligations are completely offset by foreign exchange gains and losses on the financial instruments. Swisscom does not undertake speculative trading using derivative instruments.

ITEM 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14:  MATERIAL MODIFICATIONS

Not applicable.

ITEM 15:  CONTROLS AND PROCEDURES

In response to recent legislation and proposed regulations, Swisscom reviewed its internal control structure and disclosure controls and procedures. Although Swisscom believes that its pre-existing disclosure controls and procedures were adequate to enable it to comply with its disclosure obligations, as a result of such review, it implemented minor changes, primarily to formalize and document procedures already in place. It also established a disclosure committee which consists of certain members of Swisscom’s senior management.

Within 90 days prior to the date of this report, Swisscom performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in documents filed with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. The evaluation was performed with the participation of its key corporate senior management and under the supervision of the newly established disclosure committee, headed by Swisscom’s Chief Financial Officer (CFO), Ueli Dietiker. In designing and evaluating the disclosure controls and procedures, management and the disclosure committee recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and that management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Moreover, it should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless how remote. Based on the foregoing, Swisscom’s management, including the CEO and CFO, concluded that Swisscom’s disclosure controls and procedures were effective. There have been no significant changes in Swisscom’s internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation.

It should be noted that Swisscom also has investments in certain unconsolidated entities. As Swisscom does not control or manage these entities, its disclosure controls and procedures with respect to such entities are necessarily more limited than those it maintains with respect to its consolidated subsidiaries.

PART III

ITEM 17:  FINANCIAL STATEMENTS

Not applicable.

Back to Contents

ITEM 18:  FINANCIAL STATEMENTS

Financial statement schedules:

Schedule II – Valuation and Qualifying Accounts	S-1

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Back to Contents

Report of
Group Auditors

To the Board of Directors
Swisscom AG
Ittigen – (Berne)

We have audited the accompanying consolidated balance sheets of Swisscom AG and its subsidiaries as of December 31, 2002, 2001 and 2000 and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity for each of the three years in the period ended December 31, 2002.

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the Swiss legal requirements concerning professional qualification and independence.

We conducted our audits in accordance with auditing standards promulgated by the profession and with International Standards on Auditing issued by the International Federation of Accountants (IFAC) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Swisscom and its subsidiaries at December 31, 2002, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in accordance with International Financial Reporting Standards.

As discussed in Note 2 to the financial statements, Swisscom changed its method of accounting for financial instruments during 2001.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholder’s equity at December 31, 2002, 2001 and 2000 to the extent summarized in Note 44 to the consolidated financial statements.

PricewaterhouseCoopers AG

Peter Wittwer	Julie Fitzgerald

Berne, March 20, 2003

Back to Contents

Swisscom
Consolidated income statement

		Year ended December 31,

CHF in millions, except per share amount	Note	2000	2001	2002

Net revenue	4	14,060	14,174	14,526
Other operating income	5	125	213	266

Total		14,185	14,387	14,792

Goods and services purchased	6	4,423	4,513	4,959
Personnel expenses	7, 8, 9	2,512	2,461	2,593
Other operating expenses	10	3,216	3,004	2,827
Depreciation	23	1,850	1,702	1,578
Amortization	25	353	472	427

Total operating expenses		12,354	12,152	12,384

Impairment of goodwill	25	—	(1,130)	(702)
Gain on sale of real estate	11	—	568	—
Gain on partial sale of Swisscom Mobile AG	12	—	3,837	—
Operating income		1,831	5,510	1,706
Financial expense	13	(329)	(771)	(517)
Financial income	14	490	416	206

Income before income taxes, equity in net income of affiliated companies and minority interest		1,992	5,155	1,395
Income tax (expense) benefit	16	(640)	15	(361)

Income before equity in net income of affiliated companies and minority interest		1,352	5,170	1,034
Equity in net income of affiliated companies	24	1,749	32	95
Minority interest	32	(14)	(238)	(305)

Net income from continuing operations		3,087	4,964	824
Discontinuing operations		69	—	—

Net income		3,156	4,964	824

Basic earnings per share	17
– on continuing operations		41.97	67.50	12.18
– on discontinuing operations		0.94	—	—

– net income		42.91	67.50	12.18

Diluted earnings per share	17
– on continuing operations		41.93	67.46	12.17
– on discontinuing operations		0.94	—	—

– net income		42.87	67.46	12.17

The accompanying notes form an integral part of these financial statements.

Back to Contents

Swisscom
Consolidated balance sheet

		At December 31,

CHF in millions	Note	2000	2001	2002

Assets
Current assets
Cash and cash equivalents	18	2,265	3,788	1,682
Current financial assets	19	117	3,316	285
Trade accounts receivable	20	2,603	2,525	2,418
Inventories	21	256	252	180
Other current assets	22	981	493	450
Current tax assets		—	—	178

Total current assets		6,222	10,374	5,193

Non-current assets
Property, plant and equipment	23	9,946	8,104	7,536
Investments in affiliated companies	24	512	603	691
Goodwill and other intangible assets	25	3,047	2,562	1,544
Non-current financial assets	26	2,225	1,895	1,584
Deferred tax assets	16	51	811	410

Total non-current assets		15,781	13,975	11,765

Total assets		22,003	24,349	16,958

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	27	2,685	1,757	1,016
Trade accounts payable		1,540	1,237	1,054
Current tax liabilities	16	519	359	121
Accrued pension cost	9	238	28	—
Accrued liabilities	28	198	128	246
Other current liabilities	29	1,792	1,783	1,526

Total current liabilities		6,972	5,292	3,963

Long-term liabilities
Long-term debt	27	3,302	2,413	1,505
Finance lease obligation	31	480	1,330	1,192
Accrued pension cost	9	1,687	1,190	1,101
Accrued liabilities	28	546	472	499
Deferred tax liabilities	16	216	467	296
Other long-term liabilities	30	169	333	307

Total long-term liabilities		6,400	6,205	4,900

Total liabilities		13,372	11,497	8,863

Minority interest	32	61	783	796
Shareholders’ equity
Share capital	33	1,839	1,250	596
Additional paid-in capital		2,395	2,395	572
Retained earnings		4,559	8,711	6,491
Treasury stock		(1)	(2)	(1)
Fair value and other reserves	36	(222)	(285)	(359)

Total shareholders’ equity		8,570	12,069	7,299

Total liabilities and shareholders’ equity		22,003	24,349	16,958

The accompanying notes form an integral part of these financial statements.

Back to Contents

Swisscom
Consolidated cash flow statement

		Year ended December 31,

CHF in millions	Note	2000	2001	2002

Cash flows from operating activities
Cash generated from operations	37	4,105	4,097	4,342
Interest paid		(157)	(284)	(228)
Income taxes paid		(398)	(678)	(537)
Interest received		45	202	171
Dividends received		12	52	9
Gain from cross-border tax lease transactions		214	—	28

Net cash provided by operating activities		3,821	3,389	3,785

Cash flows from investing activities
Capital expenditures	23, 25	(1,450)	(1,234)	(1,222)
Proceeds from sale of fixed assets		102	87	30
Proceeds from sale of real estate		—	1,734	—
Proceeds from partial sale of Swisscom Mobile AG	12	—	4,282	—
Acquisition of additional shares in debitel		—	(928)	(10)
Acquisition of other subsidiaries, net of cash acquired		—	(52)	(45)
Proceeds from sale of subsidiaries		—	10	28
Investments in and sale of current financial assets, net	19	421	(3,059)	2,896
Investments in affiliated companies		(113)	(2)	(37)
Proceeds from sale of affiliated companies		1,734	73	42
Sale (purchase) of other financial assets, net		15	5	(70)
Loans receivable and other non-current assets repaid (granted), net		116	(75)	(49)
Proceeds from sale of discontinuing operations		77	—	—
Other cash flow from investing activities, net		1	8	9

Net cash provided by investing activities		903	849	1,572

Cash flows from financing activities
Repayment of short-term debt		(1,623)	(684)	(619)
Issuance of long-term debt		11	6	94
Repayment of long-term debt		(1,201)	(1,291)	(1,036)
Proceeds from finance lease obligations		—	—	8
Proceeds from sale and leaseback transactions	11	—	746	—
Net repayments of cross-boarder tax lease arrangements		(28)	(39)	(37)
Net proceeds from financing of cross-border tax lease arrangements		309	—	—
Purchase of treasury stock and call options, net		(35)	(39)	(38)
Dividends paid	34	(1,103)	(809)	(728)
Dividends paid to minority interests	32	(9)	(6)	(304)
Share buy back	33	—	—	(4,264)
Capital reduction	33	—	(589)	(529)
Other cash flow from financing activities, net		13	(4)	(1)

Net cash used in financing activities		(3,666)	(2,709)	(7,454)

Net increase (decrease) in cash and cash equivalents		1,058	1,529	(2,097)
Cash and cash equivalents at beginning of year		1,211	2,265	3,788
Effect of exchange rate changes on cash and cash equivalents		(4)	(6)	(9)

Cash and cash equivalents at end of year		2,265	3,788	1,682

The accompanying notes form an integral part of these financial statements.

Back to Contents

Swisscom
Consolidated cash flow statement (continued)

Significant non-cash transactions:

In 2000, Swisscom entered into an agreement with tamedia AG, whereby tamedia received 8% of the shares in Bluewin AG and in return Bluewin AG received shares in various subsidiaries of tamedia. No cash was transferred. Swisscom recorded a gain of CHF 80 million under financial income in 2000. See Note 14.

During 2000, Swisscom entered into a cross-border tax lease arrangement and recorded an asset and a liability of CHF 1,260 million which did not involve the exchange of cash.

In 2001, Swisscom entered into an agreement to transfer its IT business to a separate company, Swisscom IT Services AG, and to merge the latter with AGI IT Services AG. Swisscom AG and AGI Holding AG have a shareholding of 71.1% and 28.9% respectively in Swisscom IT Services AG. No cash was transferred. Swisscom recorded a gain of CHF 72 million under financial income in 2001. See Note 15.

The accompanying notes form an integral part of these financial statements.

Back to Contents

Swisscom
Consolidated statement of shareholders’ equity

CHF in millions	Note	Share capital	Additional paid in capital	Retained earnings	Treasury stock	Fair value and other reserves (1)	Total share- holders’ equity

Balance at December 31, 1999		1,839	2,395	2,449	(1)	(14)	6,668
Effect of adopting IAS 37	28	—	—	56	—	—	56

Balance at January 1, 2000, restated		1,839	2,395	2,505	(1)	(14)	6,724
Translation adjustments		—	—	—	—	(210)	(210)
Fair value adjustments		—	—	—	—	2	2

Losses not recognized in income statement		—	—	—	—	(208)	(208)
Net income		—	—	3,156	—	—	3,156
Dividend relating to 1999	34	—	—	(1,103)	—	—	(1,103)
Sale of call options	36	—	—	1	—	—	1
Purchase of treasury stock	33	—	—	—	(35)	—	(35)
Sale of treasury stock.	33	—	—	—	35	—	35

Balance at December 31, 2000		1,839	2,395	4,559	(1)	(222)	8,570
Effect of adopting IAS 39	35	—	—	(3)	—	101	98

Balance at January 1, 2001, restated		1,839	2,395	4,556	(1)	(121)	8,668
Translation adjustments		—	—	—	—	(64)	(64)
Fair value adjustments		—	—	—	—	(100)	(100)

Losses not recognized in income statement		—	—	—	—	(164)	(164)
Net income		—	—	4,964	—	—	4,964
Dividend relating to 2000	34	—	—	(809)	—	—	(809)
Purchase of treasury stock and options	33	—	—	—	(39)	—	(39)
Sale of treasury stock and options	33	—	—	—	38	—	38
Capital reduction	33	(589)	—	—	—	—	(589)

Balance at December 31, 2001		1,250	2,395	8,711	(2)	(285)	12,069
Translation adjustments		—	—	—	—	(18)	(18)
Fair value adjustments		—	—	—	—	(56)	(56)

Losses not recognized in income statement		—	—	—	—	(74)	(74)
Net income		—	—	824	—	—	824
Dividend relating to 2001	34	—	—	(728)	—	—	(728)
Share buy back	33	(125)	(1,823)	(2,316)	—	—	(4,264)
Purchase of treasury stock and options	33	—	—	—	(71)	—	(71)
Sale of treasury stock and options	33	—	—	—	72	—	72
Capital reduction	33	(529)	—	—	—	—	(529)

Balance at December 31, 2002		596	572	6,491	(1)	(359)	7,299

1) See Note 36.

The accompanying notes form an integral part of these financial statements.

Back to Contents

Notes to the consolidated financial statements

1.	Description of business and relationship with the Swiss Confederation

1.1	Description of business

Swisscom AG is a stock corporation incorporated in Switzerland, domiciled in Ittigen (Berne), and is 62.7% owned by the Swiss Confederation (Confederation). Swisscom AG and its subsidiaries (referred to as Swisscom) is the principal provider of telecommunication services in Switzerland, offering a comprehensive range of services to residential and business customers. Swisscom’s major lines of business include Fixnet which comprises primarily national and international fixed-line voice telecommunications for residential customers and a range of Wholesale network services which Swisscom offers to other national and international telecommunications providers; Mobile, which comprises mobile telephony and other mobile telecommunication services; Enterprise Solutions, which comprises primarily national and international fixed-line voice telecommunication for business customers together with leased lines and managed bandwidth services and integrated corporate communications solutions; debitel, which is the largest network-independent mobile service provider in Germany and sells primarily standardized products and services for private customers as well as small and medium-sized business customers in the mobile communications market.

1.2	Relationship with the Confederation

The Confederation is the majority shareholder of Swisscom. The “Telekommunikationsunternehmungsgesetz” (TUG) states that the Confederation must hold a majority of the capital and voting rights of Swisscom. Any reduction of the Confederation’s holding below a majority would require a change in law necessitating action by the Federal Assembly, which in some circumstances may also be subject to a referendum by Swiss voters. As the majority shareholder, the Confederation has the power to control any decision at shareholders’ meetings including the election of the members of the Board of Directors and the approval of dividend payments.

1.3	Transactions with the Confederation

Swisscom supplies telecommunication services to and acquires services from various departments and agencies of the Confederation. All such transactions are made within normal customer/supplier relationships on terms and conditions no more favorable than those available to other customers and suppliers. In aggregate, the departments and agencies of the Confederation comprise one of Swisscom’s largest customers.

In providing services to the departments and agencies of the Confederation, Swisscom deals with them as separate customers. Services provided to any one governmental department or agency or in total do not represent a significant component of Swisscom’s revenues.

2.	Summary of significant accounting policies

2.1	Basis of presentation

The consolidated financial statements of Swisscom have been prepared in accordance with International Financial Reporting Standards (IFRS) and comply with the legal provisions of the Swiss Code of Obligations. The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below. For example, trading and available-for-sale investments and derivative financial instruments are shown at fair value.

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions Swisscom may undertake in the future, actual results ultimately may differ from those estimates.

Back to Contents

2.2	Principles of consolidation

The consolidated financial statements of Swisscom include the operations of Swisscom AG and all its direct and indirect subsidiaries which Swisscom AG controls by more than 50% of the votes.

Investments and joint ventures where Swisscom exercises significant influence but does not have control are accounted for using the equity method. Under the equity method, investments are disclosed as investments in affiliated companies and presented at their fair value as of the date of acquisition adjusted for Swisscom’s share in earnings (losses) resulting after the date of acquisition.

A schedule with all significant subsidiaries and investments in affiliated companies is presented in Note 41.

Subsidiaries and investments acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition and excluded from the date of sale respectively.

All intercompany balances, transactions and intercompany profits are eliminated on consolidation.

Significant balances and transactions with investments and joint ventures accounted for using the equity method are separately disclosed as items with affiliated companies.

2.3	Goodwill and other intangible assets

Goodwill
Differences between the purchase price of acquisitions and the fair value of net assets acquired are classified as goodwill from acquisitions. Goodwill is amortized on a straight-line basis over their estimated useful life of 5 to10 years.

Research and development
Research and development expenditure is recognized as an expense as incurred.

Software development costs
Generally costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs that are directly associated with identifiable and unique software products controlled by Swisscom and have probable future economic benefits are recognized as intangible assets and amortized using the straight-line method over their estimated useful life of 3 – 5 years. Expenditure which enhances or extends the performance of computer software programs beyond their original specifications is recognized as a capital improvement and added to the original cost of the software.

Other intangible assets
Other intangible assets, which comprise primarily mobile license fees are capitalized at cost and amortized using the straight-line method over the life of the license, starting when the network becomes operational.

Impairment of intangible assets
If there is an indication that the carrying value of an intangible asset, including goodwill, may be impaired, Swisscom determines the estimated recoverable amount. If the recoverable amount of the asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount, with the difference representing an impairment charge. See Note 25.

2.4	Foreign currency translation

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Assets and liabilities in foreign currencies are translated into Swiss francs at year end exchange rates; gains and losses are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges.

Assets and liabilities of subsidiaries and affiliated companies accounted for using the equity method reporting in currencies other than Swiss francs are translated at the rates of exchange prevailing at balance sheet date. Goodwill and fair value adjustments arising on the acquisition of foreign entities are treated as assets of the foreign entities and translated at the rate prevailing at balance sheet date. Income, expenses and cash flows are translated at the average exchange rates for the period. Translation gains and losses are recorded as cumulative translation adjustments in shareholders’ equity. On disposal of a foreign entity, accumulated exchange differences are recognized in the income statement as part of the gain or loss on disposal.

Back to Contents

2.5	Cash and cash equivalents

Cash includes petty cash, cash at banks and cash on deposit. Cash equivalents include term deposits with financial institutions, as well as short-term money market investments with original maturity dates of three months or less.

2.6	Financial assets

At January 1, 2001 Swisscom adopted IAS 39 and classified its investments as trading, available-for-sale or loans and receivables originated by the enterprise. All purchases and sales of investments are recognized on the trade date, which is the date that Swisscom commits to purchase or sell the asset. Cost of purchase includes transaction costs. Management determines the appropriate classification of its investments at the time of the purchase and reevaluates such designation on a regular basis.

Available-for-sale investments
Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale. These investments are included in non-current financial assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current financial assets. Available-for-sale investments are subsequently carried at fair value. Fair value is determined by reference to stock exchange quoted bid prices or other market prices. Realized gains and losses arising from changes in the fair value of available-for-sale investments are included in the income statement in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of available-for-sale investments are recorded directly to equity as fair value reserve until the investment is sold or impaired. If there is an indication that the carrying amount is greater than the recoverable amount, Swisscom estimates the recoverable amount of that asset. If the recoverable amount is below the carrying amount, Swisscom recognizes an impairment loss. The cumulative net loss that had been recognized directly in equity is removed from equity and recognized in the income statement.When available-for-sale investments are disposed of, the related accumulated fair value adjustments are included in the income statement as gains and losses from investments securities.

Loans and receivables originated by the enterprise
Loans originated by Swisscom by providing money directly to the borrower or to a sub-participation agent are categorized as loans originated by Swisscom and are carried at amortized cost. Originated loans and receivables comprise term deposits with maturity dates greater than three months and less than one year. Loans receivable without a fixed maturity are carried at cost.

2.7	Trade accounts receivables

Trade accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts at the year end. Bad debts are written off when recognized.

2.8	Inventories

Inventories consist primarily of customer premises equipment for resale and supplies used in constructing and maintaining the network. Inventories are valued at the lower of cost and net realizable value using the weighted average method. Allowances are made for obsolete and slow-moving items. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

2.9	Property, plant and equipment

Land, buildings, machinery and equipment are recorded at cost less accumulated depreciation.

Leasehold improvements are depreciated over the shorter of their estimated useful life and the remaining term of the lease.

Repairs and maintenance are expensed as incurred while major renovations and improvements are capitalized as property, plant and equipment and depreciated over their estimated useful lives. Borrowing costs incurred during the construction of property, plant and equipment are expensed as incurred.

Depreciation is computed using the straight-line method based on estimated useful lives:

Back to Contents

Years

Buildings	15 – 40
Cable and ducts	14 – 20
Transmission equipment	4 – 12
Switching equipment	8 – 10
Customer premises equipment	4 – 10
Broadcasting equipment and other network assets	3 – 10
Vehicles	5 – 7
Machinery, office and auxiliary equipment	4 – 15
Information technology equipment	3 – 5
Software for technical equipment	3

Leases
Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as finance leases. Finance leases are recorded at amounts equivalent to the estimated net present value of the future minimum lease payments which approximate the fair value at the inception of the lease. The estimated net present value of the future minimum lease payments are recorded correspondingly as a finance lease obligation. Assets under finance leases are amortized over their estimated useful lives. Gains on sale and leaseback transactions resulting in finance leases are deferred and amortized over the term of the lease, losses on sale and leaseback transactions are immediately recognized. Gains and losses on sale and leaseback transactions resulting in operating leases are recognized immediately.

Impairment of property, plant and equipment
Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets whose carrying values exceed their recoverable amount are written down to an amount determined using discounted net future cash flows expected to be generated by the asset.

2.10	Provisions

Provisions are recognized when Swisscom has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made.

Employee leave entitlement
Employee entitlements to annual leave, overtime and length-of-service awards are recognized as they accrue to employees. A provision is made for the estimated liability as a result of services rendered by employees up to the balance sheet date.

Termination benefits
Costs relating to special termination plans for the reduction of excess staffing are recorded in the income statement in the period management commits itself to a plan and it is probable that a liability has been incurred and the amount can be reasonably estimated. Such benefits are recognized only after an appropriate public announcement has been made specifying the terms of redundancy and the number of employees affected, or after individual employees have been advised of the specific terms.

Dismantlement and restoration costs
Swisscom has a legal obligation to dismantle transmitter stations and to restore the property owned by third parties on which the stations are situated. The cost associated with the dismantlement of these sites is recorded under property, plant and equipment and depreciated over the life of the asset. The total provision required to dismantle and restore these sites, discounted to its present value, is recorded under accrued liabilities.

2.11	Revenue recognition

Revenue consists principally of monthly subscription fees charged for providing access services, revenue from installation and connection fees, charges to customers for making calls from the fixed and mobile networks, revenue generated by Swisscom’s business numbers, including charges for Internet services, revenue from providing network services to other telecommunications companies, revenue from national and international leased lines, as well as revenue from private network services and intranet services and the sale and maintenance of equipment.

Revenue from subscription fees is recognized ratably over the subscription period. Revenue from installation and connection activities is recognized at the time of installation or connection, as the direct costs associated with these activities exceed the revenue.

Revenue from telephony is recorded at the time the call is made. Revenue from prepaid call cards is deferred and recognized at the time the customer makes a call. Revenue from leased lines is recognized over the rental period.

Revenue from the sale of equipment is recognized at the point of sale. Revenue from the maintenance of equipment is recognized ratably over the life of the contract.

When Swisscom acts as principal in a transaction, revenue is recorded on a gross basis. However, when Swisscom acts as an agent or broker on behalf of third parties, revenue is reported net of direct costs.

Back to Contents

2.12	Revenue received in advance

Revenue received in advance consists of rentals of private branch exchange systems received from customers in advance and prepaid telephone cards. Such revenue received in advance is deferred and recognized when services are provided.

2.13	Capitalized cost

Swisscom’s consolidated statement of operations is prepared using the nature of expense method commonly used in Switzerland. Costs to be capitalized and expensed in future periods, such as costs capitalized on construction projects, are classified in the statement of operations as other operating income with a corresponding amount included in expenses such that the net effect on income is zero.

2.14	Stock-based compensation

Compensation cost for shares issued to employees, Executive Board and Board of Director members is measured at the date of transaction, being the date the shares are issued, as the excess of the quoted market price of Swisscom’s stock over the purchase price. These costs are recorded as personnel expenses in the period the distribution is approved.

Stock options and stock appreciation rights are valued at market value on the grant date and recorded over the vesting period under personnel expenses, with the effect that personnel expenses now reflect all costs of compensating employees and members of the Board. There is no effect on the income statement when the options are exercised.

Back to Contents
2.15	Retirement benefits

The majority of Swisscom’s employees are covered by defined benefit pension plans.

Swisscom contributes to comPlan, a defined benefit plan, which provides retirement benefits for the majority of its employees in Switzerland. comPlan covers the risks of old age, death and disability in accordance with Swiss pension legislation. The cost and obligations resulting from the sponsoring of this defined benefit plan are determined on an actuarial basis using the projected unit credit method which reflects service rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. The pension cost in each period is calculated on the basis of a yearly actuarial valuation. The latest actuarial valuation was performed using base data as at December 31, 2002. Current service costs are charged to income in the periods in which the services are rendered. The effects of changes in actuarial assumptions are systematically charged or credited to income over a period approximating the average expected remaining working lives of participating employees. The portion of actuarial gains and losses recognized is defined as the excess of the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period over the greater of 10% of the present value of the defined benefit obligation at that date (before deducting plan assets) or 10% of the fair value of any plan assets at that date. Past service cost attributable to plan amendments is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent the benefits immediately vest, the costs associated with the amendment is immediately recognized.

2.16	Customer acquisition costs

Swisscom pays commissions to dealers for the acquisition and retention of mobile subscribers. The amount of commission that is payable is dependent on the type of new subscription package. Customer acquisition costs are recorded immediately in the income statement.

2.17	Income taxes

Deferred income taxes are determined using the comprehensive liability method whereby deferred income tax is recognized on all temporary differences. Temporary differences between the carrying value of an asset or liability used for tax purposes and that used for financial reporting purposes arise in one period and reverse in one or more subsequent periods. Deferred tax assets and liabilities are determined using the tax rates that are expected to apply when the asset is realized or the liability is settled. The deferred tax assets or liabilities are disclosed as long-term assets or liabilities with those changes being recorded in the income statement or directly to statement of shareholder’s equity. Deferred tax assets are recognized if it is probable that benefits will be realized in the future.

2.18	Related parties

Under IFRS, transactions with the Confederation, including its departments and agencies, are excluded from the scope of related party disclosure.

AGI Holding Ltd. holds 28.9% of Swisscom IT Services AG. The shareholders of AGI Holding AG consists of eight cantonal banks, which are considered related parties under IFRS. Swisscom IT Services AG renders IT services to these banks. See Note 4.

Vodafone plc. holds 25% of Swisscom Mobile AG and is therefore a related party. Swisscom rendered services to and bought services from Vodafone plc. at arms length.

Swisscom holds through debitel 21.5% of DANGAARD Telecom Holding A/S (“Dangaard”), a distributor of mobile equipment. debitel delivered prepaid products and hardware to Dangaard and made payments for Dangaard’s logistics services as well as commissions for hardware and advertising-cost refunds. These services were provided at arms length.

Back to Contents
2.19	Earnings per share

Basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding for the year. The weighted-average number of shares outstanding excludes any treasury shares. Diluted earnings per share is similar to basic earnings per share, except that the weighted-average number of shares outstanding is increased to include the number of additional shares that would have been outstanding if dilutive potential shares had been issued.

2.20	Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year. Effective Janauary 1, 2001, Swisscom adopted IAS 39 – “Financial Instruments: Recognition and Measurement”. In accordance with the transition requirements of IAS 39 the comparative financial statements for the year ended December 31, 2000 have not been restated.

3.	Financial risk management

Swisscom is exposed to a variety of financial risks, including the effects of foreign currency exchange rates and interest rates. Swisscom’s overall risk management program seeks to minimise potential adverse effects on the financial performance of Swisscom. Swisscom uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge certain exposures resulting from the Group’s commercial activities.

Financial risk management is carried out by a central treasury department (Group Treasury) under policies approved by the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close cooperation with the operating units. Group Treasury has guidelines approved by the Board of Directors for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk management, cash management, interest rate risk, credit risk, use of counterparties, use of derivative financial instruments and investing excess liquidity.

3.1	Foreign exchange risk

Swisscom is exposed to foreign exchange risk, being the transaction risk arising from various currency exposures primarily with respect to USD and EUR. The transaction risk is the risk arising due to currency fluctuations between the date of agreement and the actual cash flow. Swisscom uses various forward exchange contracts and options to hedge their exposure to foreign currency. Swisscom hedges its long-term leasing commitments in USD. Hedge accounting is applied where appropriate.

3.2	Interest rate risk

Swisscom is subject to interest rate risks due to fluctuations in market rates. Swisscom’s cash balances on the money market are exposed to interest rate risk arising from changes in interest rates, which may have a negative impact on net income. Substantially all of Swisscom’s long-term debt is in the form of fixed-rate Swiss franc loans with original maturities of up to 5 years. Accordingly, movements in interest rates could lead to fluctuations in the fair-value of such debt instruments. Swisscom hedges the interest rate risk arising from its long-term leasing commitments with interest rate derivatives.

3.3	Credit risk

Swisscom has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products and services are made to customers with an appropiate credit history. Swisscom has also policies that limit the amount of credit exposure to any one financial institution.

3.4	Liquidity risk

Liquidity risk includes the risk that, as a result of liquidity requirements in the future, Swisscom will be forced to sell financial assets or derivative positions at a potentially unfavorable value or may be unable to exit these positions at all, or Swisscom will have insufficient funds to settle a transaction on the due date. Short term liquidity risk is defined as the risk that a certain level of cash or cash equivalents is not available. Long term liquidity risk is defined as the risk that Swisscom is not able to access the financial markets in order to raise debt.

Back to Contents

3.5	Accounting for derivative financial instruments

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged and the intention regarding its purchase or issue. On the date a derivative contract is entered into, Swisscom designates certain derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction or of a firm commitment (cash flow hedge).

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the income statement.

Changes in the fair value of derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the committed or forecasted transaction ultimately is recognized in the income statement. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Swisscom documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or forecast transactions. Swisscom also documents its assessment, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

3.6	Fair value estimation

The fair value of publicly traded derivatives and trading and available-for-sale securities is based on quoted market prices at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates and market rates at the balance sheet date. The fair value of foreign exchange options is determined using option pricing models.

4.	Net revenue

CHF in millions	2000	2001	2002

Fixnet	4,788	4,921	4,888
Mobile	2,730	3,127	3,255
Enterprise Solutions	1,518	1,486	1,365
debitel	3,993	3,808	4,111
Other	919	742	833
Corporate	112	90	74

Total net revenue	14,060	14,174	14,526

The revenue of Swisscom IT Services AG from eight cantonal banks, which qualify as related parties, totalled CHF 174 million in 2002.

Back to Contents

5.	Other operating income

CHF in millions	2000	2001	2002

Capitalized cost	92	147	139
Gain on sale of property, plant and equipment	29	42	14
Other	4	24	113

Total other operating income	125	213	266

Capitalized cost includes labour costs related to the construction of buildings and technical equipment and the development of software with no interest allocation included.

In 2002 other income includes CHF 70 million resulting from the elimination of a liability, which was established in 1997. This liability is no longer legally owed, as the rights to payment expired in 2002.

6.	Goods and services purchased

CHF in millions	2000	2001	2002

Raw material, supplies and services purchased	51	137	140
Customer premises equipment	1,113	973	1,240
National traffic fees	432	533	563
International traffic fees	860	793	780
Network fees for debitel and other international subsidiaries	1,915	2,071	2,235
Services purchased from affiliated companies	52	6	1

Total goods and services purchased	4,423	4,513	4,959

7.	Personnel expenses

CHF in millions	2000	2001	2002

Salaries and wages	1,894	1,796	1,952
Termination benefits	122	92	92
Social security expenses	185	176	203
Pension cost. See Note 9	207	252	203
Employee stock ownership program. See Note 8	40	38	39
Other personnel expenses	64	107	104

Total personnel expenses	2,512	2,461	2,593

Employees who meet certain criteria relating to age and number of years of service, who are identified as being redundant, are entitled to transfer to WORK_LINK AG, an entity that operates external job placement programs. Employees born between 1946 and 1950, who have worked with Swisscom since January 1, 1989 or before, are guaranteed a salary at WORK_LINK until they reach 60. Certain employees, who meet one but not both of these criteria, are guaranteed a salary for a maximum period of 24 months. WORK_LINK tries to hire these employees out on a temporary basis. The employees receive a minimum of 50% of their final salary that they had received from Swisscom, regardless of how many hours they work. The payment to these employees of CHF 0 million in 2000, CHF 17 million in 2001 and CHF 24 million in 2002 is included in salaries and wages as earned. The average number of employees in this program in 2001 and 2002 was 176 and 252, respectively.

Termination benefits

In 2000, 2001 and 2002, Swisscom took various steps to reduce the number of employees that resulted in expenses of CHF 122 million, CHF 92 million and CHF 92 million in 2000, 2001 and 2002, respectively. The charge includes enhanced pension benefits from an early retirement program, severance, an early leave program and an outplacement program.

Back to Contents

The costs of the program include the following:

CHF in millions	2000	2001	2002

Early retirement program	83	—	—
Severance	—	50	—
Early leave program	10	—	—
Outplacement program	29	36	94
Revision of prior provision	—	6	(2)

Total termination benefits	122	92	92

In 2000, Swisscom offered certain employees the option to take early retirement, which would provide them with additional years of credited service. The plans generally allow these employees to receive full pension benefits. The expense of CHF 83 million in 2000 represents the increase in the pension liability to cover the additional years of service to enable the employees to receive full pension benefits and to cover the pension payments from the early retirement date to the regular retirement date. The liability is included as part of the accrued pension liability. See Note 9. The number of employees that accepted the offer was 287 of which 187 had left by the end of 2001 and the majority of the remaining employees left in 2002.

Swisscom also established an involuntary early leave program and outplacement program for certain employees that were not eligible to participate in the early retirement program. Under this plan, employees had the option to leave Swisscom and be paid through December 31, 2000, the early leave program, or leave their current job and enter the outplacement program. Under the early leave program, 154 employees left Swisscom in 2000 and an expense of CHF 10 million was recorded.

In the outplacement program, which in 2000 was for up to three years, the employees are trained for new jobs and receive assistance in finding employment outside of Swisscom. However, the employees remain eligible for other jobs within Swisscom. There were 328 employees that participated in this outplacement program in 2000, of which 107 employees had left Swisscom by the end of 2000, 100 employees by the end of 2001 and the rest in 2002. In 2001, the period of time employees were entitled to stay in the outplacement program was reduced from 3 years to 18 months for employees aged 50 and over, and 12 months for all other employees. In 2001, 432 employees participated in this program, of which 378 had left Swisscom by the end of 2002. In 2002, 1,074 employees participated in the program, of which 104 had left Swisscom by the end of 2002 with the majority of the remaining employees leaving in 2003. In connection with this program, Swisscom incurred expenses of CHF 29 million in 2000, CHF 36 million in 2001 and CHF 94 million in 2002. The amount of the expense represents the cost that is expected to be incurred relating only to those employees that are not expected to continue working with Swisscom.

The severance expense relates to a voluntary plan that was established in 2001 for certain employees born between 1946 and 1950. Commencing with their 55th birthday, the employees that entered into an agreement with Swisscom prior to December 31, 2001 will work either full-time for a period of 2.5 years or 80% for a period of three years. At which point they will be terminated and will continue to be paid for a further 2.5 years and 2 years, respectively. A total of 275 employees participated in this program in 2001 and an expense of CHF 50 million was recorded. This represents the discounted present value, using a rate of 2.5%, of the amount that will be paid to employees over the period they will not provide service to Swisscom.

Back to Contents

8.      Stock based compensation

Stock issuance
In March 2000, the Board of Directors approved the issuance of three free shares to its employees. 55,598 shares were issued in April 2000. The related cost of CHF 40 million, including social security expenses of CHF 5 million, has been recorded within personnel expenses.

In March 2001, the Board of Directors approved the issuance of four free shares to its employees and 68,887 shares were issued in May 2001. The related cost of CHF 28 million, including social security expenses of CHF 3 million, has been recorded within personnel expenses.

In March 2002, the Board of Directors approved the issuance of up to 10 shares at a special price of CHF 240 to its employees. In April 2002, 119,372 shares were issued. The related cost of CHF 34 million, including social security expenses of CHF 3 million has been recorded within personnel expenses.

Stock options and stock appreciation rights
Stock options and stock appreciation rights are valued at market value on the grant date and recorded over the vesting period under personnel expenses.

Leverage Executive Asset Plan and SuperShare Plan
In conjunction with the initial public offering in October 1998, Swisscom issued shares to management and employees pursuant to three leveraged share ownership plans. The Leveraged Executive Asset Plans provided enhanced stock appreciation rights (”LEAPs”) to middle and upper management, Executive Board and Board of Director members. Under these LEAPs, eligible participants purchased shares in the global offering at the initial public offering price. Such shares contain appreciation rights whereby if the market price of a share at the end of five years is equal to or greater than the base appreciation price, the participant will receive additional shares with a market value equal to a multiple of the increase over the base appreciation price. Each LEAP has different vesting periods, with all appreciation rights being vested 5 years from the issuance date. Included in this program are 23,276 shares issued to employees under a SuperShare Plan that have the additional benefit that if the market price of a share at the end of five years is equal to or less than the initial public offering price, the shares will be automatically resold to Swisscom at a price equal to the initial public offering price.

Swisscom approved the issuance of an additional Leveraged Executive Asset Plan for its Board of Directors in 2000 and to its Executive Board in 2001. In 2001, 25% of the Board of Directors’ compensation and of the Executive Board’s bonus was paid in LEAPs. In 2002, 25% of the Executive Board’s bonus was paid in LEAPs. Each LEAP provides stock appreciation rights whereby if the market price of a share during the exercise period is equal to or greater than the base appreciation price during the exercise period, the participant will receive additional shares. Each LEAP vests immediately at grant date. Swisscom issued 2,710 and 0 stock appreciation rights to the Board of Directors and 5,740 and 5,620 stock appreciation rights to the Executive Board in 2001 and 2002, respectively.

Management Incentive Plan
In April 2001, the Board of Directors approved a Management Incentive Plan for all middle and upper management. Under the terms of the plan eligible employees have the option to receive 25% of their bonus in the form of shares and share options (“MIP package”). Each MIP package comprises one Swisscom share and 1,000 call options, where 100 options give an entitlement to one Swisscom share at the strike-price. The strike price is the simple arithmetical average of the closing price on the five consecutive business days prior to the payment of the bonus. The MIP package is valid for five years from the date of allotment of the respective packages. The options vest immediately on allotment of the MIP package. After a blocking period of 3 years from the date of allotment, the options can be exercised in the remaining 2 year period. When the MIP package period expires, options not exercised at that date expire without compensation. In 2001 and 2002, Swisscom issued 52,690 and 56,560 stock options under this plan.

Back to Contents

Movements in the number of stock options and stock appreciation rights outstanding were as follows:

	2000	2001	2002

At beginning of year	256,236	253,664	312,173
Granted	3,210	61,140	62,180
Lapsed	(5,782)	(2,631)	(8)

At end of year	253,664	312,173	374,345

Vested options and appreciation rights totaled 169,956 rights at December 31, 2000, 302,621 rights at December 31, 2001 and 364,793 rights at December 31, 2002. All options and appreciaton rights issued in conjunction with Swisscom’s public offering in October 1998 are automatically exercised in 2003.

9.     Retirement benefits

Swisscom made several amendments to comPlan in 2001. The most significant amendment related to how the benefits will be determined for employees born in 1957 or later. The determination of their benefits changed from a final salary basis to a cash balance plan that is dependent on employee contributions. At December 31, 2001, all eligible employees are entitled to the same benefits under the new plan as the old plan. As this benefit is not effected by anticipated employee turnover, the present value of the obligation increased by CHF 55 million of which CHF 45 million was immediately vested and therefore recognized as an expense. In addition, the present value of obligations increased by CHF 26 million for other changes to the plan.

In connection with the settlement of its obligation to retired employees in 1998, Swisscom retained a liability for pension indexation. Swisscom must pay the Pensionskasse des Bundes (PKB) the difference between the return on plan assets and the Government prescribed discount rate that is increased by an account maintenance fee. At December 31, 2002, included in the present value of obligations is CHF 352 million for these retired employees. The liability was determined based on an assumed payment of 1% over the life of the retired employees whose present value obligation that will be paid by PKB is CHF 3,888 million. Differences between the actual and estimated payments are deferred as part of the actuarial gain or loss.

Net periodic pension cost of the plan in Switzerland includes the following components:

CHF in millions	2000	2001	2002

Current service cost	147	154	178
Interest cost	254	258	261
Expected return on plan assets	(202)	(213)	(248)
Past service cost	8	53	12

Net periodic pension cost before curtailment and special termination benefits and settlement	207	252	203
Curtailment and special termination benefits	83	—	—

Net periodic pension cost	290	252	203

The curtailment and special termination benefits have been recorded under personnel expenses as termination benefits and represent increased pension benefits to employees who accepted voluntary early retirement offers. See Note 7.

Back to Contents

The status of the pension plan in Switzerland is as follows:

CHF in millions	2000	2001	2002

Amounts recognized in the balance sheet:
Present value of funded obligations	6,259	6,316	6,726
Fair value of plan assets 1)	(3,941)	(4,562)	(4,559)

Benefit obligation in excess of plan assets	2,318	1,754	2,167
Unrecognized actuarial losses	(289)	(404)	(946)
Unrecognized prior service cost	(104)	(132)	(120)

Liability in the balance sheet	1,925	1,218	1,101

CHF in millions	2000	2001	2002

Movement in the liability recognized in the balance sheet:
At beginning of year	2,248	1,925	1,218
Net periodic pension cost	290	252	203
Contributions paid	(624)	(962)	(320)
Acquisitions of subsidiaries	11	3	—

At end of year	1,925	1,218	1,101
Less current portion 2)	(238)	(28)	—

Long-term accrued pension cost	1,687	1,190	1,101

1) Pension plan assets include Swisscom shares with a fair value of CHF 3.1 million, CHF 9.5 million and CHF 7.0 million at December 31, 2000, 2001 and 2002, respectively.

2) The current portion represents the payments that Swisscom will make to the pension plan within 12 months of the balance sheet date relating to early retirement benefits.

The status of the pension plan in Switzerland is as follows:The following weighted average assumptions were used in accounting for the defined benefit plan:

	2000	2001	2002

Discount rate	4.25%	4.25%	3.90%
Rate of increase in future compensation levels	3.00%	3.10%	3.10%
Expected long-term rate of return on plan assets	5.50%	5.50%	5.50%

The actual return on plan assets was CHF 50 million in 2000 and a loss of CHF 158 million and CHF 195 million in 2001 and 2002, respectively.

The pension plans outside of Switzerland are insignificant.

10. Other operating expenses

CHF in millions	2000	2001	2002

Rent	171	239	250
Repairs and maintenance	286	312	264
Loss on disposal of fixed assets	128	119	67
Energy	77	52	59
Information technology costs	334	195	224
Advertising and promotion	612	448	393
Commissions	980	715	648
Contractors and consultancy expenses	345	333	300
General and administration	125	241	240
Miscellaneous operating expenses	158	350	382

Total other operating expenses	3,216	3,004	2,827

11. Gain on sale of real estate

In March 2001 Swisscom entered into two agreements for the sale of real estate. The first relates to the sale of 30 commercial and office properties for CHF 1,272 million to a consortium led by Credit Suisse Asset Management. The second concerns the sale of 166 commercial and office properties for CHF 1,313 million to PSP Real Estate AG and WTF Holding (Switzerland) Ltd. At the same time Swisscom entered into agreements to lease back part of the sold property space.

The first transaction was completed on April 1, 2001 and the second on June 19, 2001. The total gain on the sale of the properties after transaction costs of CHF 105 million and including the reversal of environmental provisions (see Note 28), was CHF 807 million. A number of the leaseback agreements were finance leases and the gain on the sale of these properties of CHF 239 million has been deferred and will be released to income over the individual lease terms. See Note 30. The remaining gain of CHF 568 million represents the gain on the sale of buildings which were either sold outright or which qualify as operating leases. The present value of the future payments under the finance lease was CHF 746 million and has been included both as a fixed asset and as a lease obligation.

Back to Contents

12.	Gain on partial sale of Swisscom Mobile AG

In November 2000, Swisscom entered into an agreement with Vodafone plc. (“Vodafone“) for the sale of 25% of the equity of the Swisscom mobile business for CHF 4.5 billion. Effective January 1, 2001 Swisscom transferred the net assets of its mobile business to Swisscom Mobile AG.

The sale was completed on March 30, 2001 when 25% of the shares of Swisscom Mobile AG were issued to Vodafone through a capital increase. In accordance with the agreement, Vodafone paid the first instalment of CHF 2,200 million on closing; CHF 25 million in cash and CHF 2,175 million in shares of Vodafone. Prior to closing, Swisscom entered into an amendment to the sales agreement with Vodafone for the subsequent sale of these shares. In accordance with this amendment the shares were sold on the closing date of the transaction and Swisscom received cash of CHF 2,067 million, net of a transaction fee of CHF 108 million. In a further amendment to the sales agreement, Vodafone gave up their right to issue shares for the second instalment of CHF 2,300 million (plus interest) and agreed to pay Swisscom CHF 2,250 million (plus interest) in cash. This payment was made on September 27, 2001. The payment of CHF 50 million of interest in cash was recorded in interest income.

Swisscom recorded a pre-tax gain on the sale, less transaction costs of CHF 168 million, of CHF 3,837 million, calculated as follows:

CHF in millions	2001

Transaction proceeds, gross	4,450
Transaction expenses:
Cost of sale of Vodafone shares	(108)
Stamp duty	(45)
Other transaction expenses	(15)

Proceeds of transaction, net	4,282
25% carrying value of the net assets	(445)

Transaction gain	3,837

For information on the tax impact of the transaction, see Note 16.

13.     Financial expense

CHF in millions	2000	2001	2002

Interest on debt and finance lease obligations	291	288	246
Present value adjustment on accrued liabilities	22	29	26
Write off of loans receivable from affiliated companies	—	212	1
Loss on disposal of debitel shares	—	—	13
Fair value losses on financial instruments. See Note 35.
Available-for-sale investments	—	229	152
Derivative financial instruments not qualifying as hedges	—	21	—
Foreign exchange losses (gains)	9	(10)	71
Other financial expense	7	2	8

Total financial expense	329	771	517

Back to Contents

Swisscom had an equity method investment in UTA Telekom AG (UTA). The carrying value of the investment at January 1, 2001 was CHF 51 million. During 2001, UTA incurred losses and Swisscom’s investment was written down to zero. These losses were recorded under equity in net income of affiliated companies. See Note 24. Swisscom and UTA’s other major shareholder, Vereinigte Telekom Österreich Beteiligungs GmbH (VTÖB) were responsible for funding UTA’s operations. At December 31, 2001, Swisscom had a loan outstanding to UTA of CHF 199 million. In December 2001, Swisscom decided that it would not provide any additional funding and also concluded that the loan was not collectable. In January 2002, Swisscom forgave the loan and sold its shares in UTA to VTÖB for EUR 1. In turn, Swisscom had no further obligations to UTA or any of the other shareholders.

In 2001, the fair value loss on available-for-sale investments includes an impairment loss on Swisscom’s investment in Infonet Services Corp. (“Infonet”) of CHF 219 million. In 2002, this includes an impairment loss on its investments in Infonet Inc. and Swiss of CHF 111 million and CHF 41 million, respectively. See Note 26.

In 2001, the fair value loss on derivative financial instruments not qualifying as hedges comprises the decline in value of Swisscom’s investment in Swiss International Airlines Ltd. (“Swiss“) between commitment date and issuance date. See Note 26.

In 2002, Swisscom sold 2% of the outstanding debitel shares to ElectronicPartner (EP) as consideration for exclusive distribution rights of debitel’s products and recorded a CHF 13 million loss on this transaction. See Note 25.

14.	Financial income

CHF in millions	2000	2001	2002

Interest	143	336	168
Dividends	12	6	8
Reversal of allowance on investments	9	—	—
Gain on transaction with AGI Holding AG. See Note 15.	—	72	—
Gain on sale of investments	112	—	—
Gain on cross-border tax lease transactions. See Note 27.	214	—	28
Other financial income	—	2	2

Total financial income	490	416	206

The gain of sale of investments in 2000 of CHF 112 million comprises CHF 80 million, which represents the dilution gain arising from the transaction with tamedia AG whereby tamedia received 8% of the shares of Bluewin AG in exchange for shares in tamedia subsidiaries, and CHF 32 million relating to the sale of shares of Infonet Inc. The gain recorded on the sale of Infonet shares was calculated using the weighted average cost of the shares held.

15.     Acquisition of AGI IT Services AG

In September 2001, Swisscom concluded an agreement to transfer its IT business to a separate company, Swisscom IT Services AG and to acquire AGI IT Services AG. AGI IT Services AG, which was owned by eight cantonal banks, was one of the leading IT service providers to the financial services sector in Switzerland. The transaction took the form of an exchange of shares and closed in December 2001. Swisscom and AGI Holding AG have a 71.1% and a 28.9% interest respectively in Swisscom IT Services AG. The acquisition was accounted for using purchase accounting and Swisscom recorded a dilution gain of CHF 72 million and goodwill of CHF 102 million arising on the transaction.

Back to Contents

The fair value of the assets acquired and liabilities of AGI IT Services AG assumed were as follows:

CHF in millions
Trade accounts receivable	26
Other current assets	2
Property, plant and equipment	39
Goodwill	102
Other intangible assets	16
Trade accounts payable	(26)
Current tax liabilities	(2)
Other current liabilities	(9)
Accrued pension cost	(3)

Total purchase price	145

16.      Income tax expense

CHF in millions	2000	2001	2002

Current income tax expense	439	499	123
Deferred income tax expense (benefit)	201	(514)	238

Total income tax expense (benefit)	640	(15)	361

Current income taxes are calculated based on taxable income of the period and are accrued in the same period as the revenues and expenses to which they relate. Current income tax expense for 2000 excludes tax expense of CHF 19 million related to discontinuing operations. As a result, net current tax expense was CHF 458 million.

Deferred tax expense in 2000 excludes CHF 8 million tax expenses recorded directly to equity. See Note 28. As a result deferred income tax expense was CHF 209 million.

The income tax expense on income before income taxes, equity in net income of affiliated companies and minority interest is reconciled to the reported income tax expense as follows:

	2000	2001	2002

Income before income taxes, equity in net income of affiliated companies and minority interest	1,992	5,155	1,395
Weighted average statutory tax rate	25%	25%	23%

Income tax expense at the weighted average statutory tax rate	498	1,289	321

(Reduction) increase in income taxes resulting from:
Gain on partial sale of Swisscom Mobile not taxable	—	(959)	—
Gain on partial sale of real estate partly not taxable	—	(126)	—
Effect of impairment of debitel	—	(155)	(46)
Amortization of goodwill	81	96	70
Effect on deferred taxes due to change in tax rate	—	—	115
Benefit on investments in affiliated companies	49	(49)	—
Effect of different tax rates in other countries	30	18	21
Income of subsidiary not taxable	(8)	(20)	(13)
Income not taxable	(31)	(13)	(3)
Other	21	(96)	(104)

Income tax expense (benefit)	640	(15)	361

Back to Contents

The weighted average statutory tax rate includes Federal, Cantonal and Local taxes. Taxable income in Switzerland is allocated among the cantons and each canton has its own tax rate. The weighted average statutory tax rate is based on the relationship between the income earned in the canton and the corresponding tax rate for that canton. In 2002, Swisscom transferred its operations from Swisscom AG to newly formed subsidiaries which are each subject to individual tax rates. This resulted in a decrease in the weighted average tax rate from 25% to 23%. The deferred tax assets and liabilities were adjusted to reflect these changes resulting in a one-time charge of CHF 115 million.

In connection with establishing a separate legal identity for its mobile business – Swisscom Mobile AG – the parent company Swisscom AG recognized a gain for tax purposes on the assessed increase in value of its mobile business and in 2001 recorded a current tax expense. The increase in value was however included in the transfer of assets from the parent company to Swisscom Mobile AG and is recorded for tax purposes as an intangible asset. The intangible asset recorded by Swisscom Mobile AG is being amortized for tax purposes over four years. The gain that was recorded on the sale of shares received by Swisscom Mobile was, in effect, not subject to tax.

The increase in the fair value of the real estate between the date it was either bought or constructed and January 1, 1998 – date of privatization – is exempt from tax. The increase in the fair value of real estate after that date is taxable. The amount of tax expense recorded is based on management’s best estimates of the fair value of real estate at January 1, 1998 and is subject to agreement by the tax authorities and therefore the amount of the tax provision attributable to this gain could change.

Prior to the impairment, Swisscom’s tax basis of its investment in debitel exceeded its carrying basis by CHF 620 million and CHF 197 million in 2001 and 2002, respectively. Accordingly, the impairment charge for tax purposes exceeded that recorded in the consolidated financial statements and Swisscom recorded a tax benefit of CHF 155 million in 2001 and CHF 46 million in 2002.

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through the future taxable profits is probable. Certain subsidiaries of Swisscom have unrecognized tax losses of CHF 210 million, CHF 1,914 million and CHF 2,009 million in 2000, 2001 and 2002, respectively, for which no deferred tax asset is recognized in the balance sheet. These tax losses will largely expire after 2008.

As at December 31, 2000, 2001 and 2002 the tax effects of temporary differences that give rise to deferred tax assets and liabilities were as follows:

CHF in millions	2000	2001	2002

Assets associated with:
Accrued pension cost	323	127	119
Intangible assets	—	747	346
Other current and non-current assets	36	48	65
Tax losses	15	9	101

Total deferred tax assets	374	931	631

Liabilities associated with:
Property, plant and equipment	(362)	(435)	(400)
Non-current financial assets	(21)	(31)	(23)
Trade accounts receivable and other current assets	(32)	(32)	(6)
Accrued liabilities	(45)	(14)	(21)
Other long-term liabilities	(79)	(75)	(67)

Total deferred tax liabilities	(539)	(587)	(517)

Net deferred tax (liabilities) assets	(165)	344	114

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

CHF in millions	2000	2001	2002

Deferred tax assets	51	811	410
Deferred tax liabilities	(216)	(467)	(296)

Back to Contents

The movement in deferred tax assets and liabilities (prior to offsetting of balances) during the period is as follows:

CHF in millions	Intangible assets	Accrued pension cost	Tax loss	Other	Total

Deferred tax assets:
At December 31, 2001	747	127	9	48	931
Charged (credited) to income statement	(401)	(8)	92	16	(301)
Acquisition of subsidiary	—	—	—	1	1

At December 31, 2002	346	119	101	65	631

CHF in millions	Property plant and equipment	Accrued liabilities	Other long-term liabilities	Other	Total

Deferred tax liabilities:
At December 31, 2001	435	14	75	63	587
Charged (credited) to income statement	(35)	7	(8)	(27)	(63)
Credited to equity	—	—	—	(7)	(7)

At December 31, 2002	400	21	67	29	517

17.	Earnings per share

Income available to shareholders used in calculating both basic and diluted earnings per share is Swisscom’s reported net income for each year.

Basic earnings per share is calculated by dividing the net income by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by Swisscom and held as treasury shares. The basic earnings per share are calculated as follows:

	2000	2001	2002

Net income (in CHF millions)	3,156	4,964	824
Weighted-average number of ordinary shares in issue	73,540,974	73,543,972	67,647,928

Basic earnings per share (in CHF)	42.91	67.50	12.18

The difference between basic and diluted weighted-average shares results from the assumption that dilutive stock options and stock appreciation rights outstanding were exercised. All outstanding stock appreciation rights were used for purposes of calculating the weighted-average shares outstanding as they had a dilutive effect. The purchased call options were not included in calculating dilutive earnings per share as their effect was antidilutive. The diluted earnings per share is calculated as follows:

	2000	2001	2002

Net income (in CHF millions)	3,156	4,964	824
Weighted-average number of ordinary shares in issue	73,540,974	73,543,972	67,647,928
Adjustment for stock options and appreciation rights	71,401	43,747	70,132
Weighted-average number of ordinary shares for diluted earnings per share	73,612,375	73,587,719	67,718,060

Diluted earnings per share (in CHF)	42.87	67.46	12.17

18.	Cash and cash equivalents

CHF in millions	2000	2001	2002

Cash deposits	580	918	988
Term deposits	1,685	2,870	694

Total cash and cash equivalents	2,265	3,788	1,682

The weighted average effective interest rate on short-term deposits was 2.71% in 2000, 2.77% in 2001 and 1.67% in 2002 and the deposits outstanding at December 31, 2002 have an average maturity of 8 days.

Back to Contents

19.	Current financial assets

CHF in millions	Loans and receivables	Available- for-sale investments	Derivative financial instruments	Total

At December 31, 1999	450	65	—	515
Additions	—	16	—	16
Disposals	(400)	(16)	—	(416)
Revaluation surplus	—	2	—	2

At December 31, 2000, as originally reported	50	67	—	117
Adoption of IAS 39. See Note 35.	—	—	121	121

At January 1, 2001, restated	50	67	121	238
Additions	4,556	196	—	4,752
Disposals	(1,656)	(37)	—	(1,693)
Translation adjustments	—	(5)	—	(5)
Revaluation deficit included in equity. See Note 36.	—	(4)	(7)	(11)
Revaluation surplus (deficit) included in income statement	—	(1)	36	35

At December 31, 2001	2,950	216	150	3,316
Additions	135	48	—	183
Disposals	(3,011)	(68)	—	(3,079)
Interest	(16)	—	—	(16)
Translation adjustments	—	(5)	—	(5)
Revaluation deficit included in equity. See Note 36.	—	(29)	(8)	(37)
Revaluation deficit included in income statement	(3)	(4)	(70)	(77)

At December 31, 2002	55	158	72	285

Derivative financial instruments comprise cross-currency interest rate swaps, interest rate swaps and forward foreign exchange contracts.

20.	Trade accounts receivable

CHF in millions	2000	2001	2002

Trade accounts receivable, gross	2,882	2,841	2,711
Allowance for bad debts	(279)	(316)	(293)

Total trade accounts receivable, net	2,603	2,525	2,418

21.	Inventories

CHF in millions	2000	2001	2002

Raw material and supplies	112	114	77
Customer premises equipment for resale	186	187	148

Total inventories, gross	298	301	225
Allowance for obsolete and slow moving items	(42)	(49)	(45)

Total inventories, net	256	252	180

Back to Contents

22.     Other current assets

CHF in millions	2000	2001	2002

Other receivables and accrued income	398	441	389
Receivables from affiliated companies	68	31	47
Withholding tax	475	13	12
Interest receivable	40	8	2

Total other current assets	981	493	450

Back to Contents

23.     Property, plant and equipment

CHF in millions	Land and Buildings	Technical equipment	Vehicles and other equipment	Total

At cost:
Balance at December 31, 1999	6,160	22,221	2,018	30,399
Effect of adopting IAS 37. See Note 28.	—	170	—	170
Additions	19	911	302	1,232
Disposals	(75)	(1,887)	(439)	(2,401)
Reclassifications	—	(63)	58	(5)
Translation adjustments	—	(1)	(5)	(6)

Balance at December 31, 2000	6,104	21,351	1,934	29,389
Acquisition of subsidiary	—	—	55	55
Disposals of subsidiaries	—	(107)	(7)	(114)
Additions	28	797	246	1,071
Sale and leaseback 1)	239	—	—	239
Disposals	(2,999)	(1,360)	(287)	(4,646)
Reclassifications	(22)	99	(89)	(12)
Translation adjustments	—	—	(4)	(4)

Balance at December 31, 2001	3,350	20,780	1,848	25,978
Acquisition/disposals of subsidiaries, net	3	—	6	9
Additions	3	782	300	1,085
Disposals	(19)	(644)	(229)	(892)
Reclassifications	(120)	(283)	406	3
Translation adjustments	—	(5)	(1)	(6)

Balance at December 31, 2002	3,217	20,630	2,330	26,177

Accumulated depreciation:
Balance at December 31, 1999	3,698	14,702	1,276	19,676
Effect of adopting IAS 37. See Note 28.	—	139	—	139
Additions	87	1,503	260	1,850
Disposals	(51)	(1,756)	(412)	(2,219)
Reclassifications	—	(3)	3	—
Translation adjustments	—	—	(3)	(3)

Balance at December 31, 2000	3,734	14,585	1,124	19,443
Disposals of subsidiaries	—	(107)	5	(102)
Additions	76	1,327	299	1,702
Disposals	(1,651)	(1,248)	(262)	(3,161)
Reclassifications	(3)	30	(33)	(6)
Translation adjustments	—	—	(2)	(2)

Balance at December 31, 2001	2,156	14,587	1,131	17,874
Acquisition/disposals of subsidiaries, net	2	—	4	6
Additions	48	1,255	275	1,578
Disposals	(13)	(596)	(205)	(814)
Reclassifications	(75)	(121)	196	—
Translation adjustments	—	(1)	(2)	(3)

Balance at December 31, 2002	2,118	15,124	1,399	18,641

Net book value:
At December 31, 1999	2,462	7,519	742	10,723

At December 31, 2000	2,370	6,766	810	9,946

At December 31, 2001	1,194	6,193	717	8,104

At December 31, 2002	1,099	5,506	931	7,536

1)	In 2001, Swisscom entered into transactions to sell real estate that was accounted for as a sale-and-leaseback. See Note 11. Upon entering into these transactions, Swisscom adjusted the carrying value of the assets to the selling price by CHF 239 million. The gain is deferred and amortized over the individual lease terms. See Note 31.

Back to Contents

Included within property, plant and equipment are the following:

CHF in millions	2000	2001	2002

Assets under construction	319	264	200

Technical equipment acquired under finance leases:
At cost	567	573	567
Accumulated depreciation	(221)	(284)	(342)

Net book value	346	289	225

Buildings relating to the sales leaseback:
At cost	—	1,185	1,185
Accumulated depreciation	—	(454)	(474)

Net book value	—	731	711

24. Investments in affiliated companies

CHF in millions	Equity in affiliated companies	Goodwill from investments in affiliated companies	Total investments in affiliated companies

Net book value:
At December 31, 1999	645	68	713
Reclassifications	(409)	(2)	(411)
Additions	113	79	192
Dividends received	(2)	—	(2)
Equity in net result of operations	40	(30)	10
Gain on disposal	1,739	—	1,739
Proceeds from disposals distributed to Swisscom	(1,711)	—	(1,711)
Translation adjustments	(15)	(3)	(18)

At December 31, 2000	400	112	512
Additions	123	1	124
Dividends received	(46)	—	(46)
Equity in net result of operations	115	(54)	61
Disposals	(76)	—	(76)
Impairment	—	(30)	(30)
Gain on disposal	1	—	1
Translation adjustments	57	—	57

At December 31, 2001	574	29	603
Additions	31	6	37
Dividends received	(1)	—	(1)
Equity in net result of operations	100	(1)	99
Disposals	(8)	(34)	(42)
(Loss) gain on disposal	(11)	7	(4)
Translation adjustments	(1)	—	(1)

At December 31, 2002	684	7	691

The gross amount of goodwill was CHF 175 million, CHF 176 million and CHF 8 million at December 31, 2000, 2001 and 2002, respectively.

Back to Contents

Equity in net income of affiliated companies

CHF in millions	2000	2001	2002

Equity in net result of operations	10	61	99
Gain (loss) on disposals	1,739	1	(4)
Impairment of investment in affiliated companies	—	(30)	—

Total equity in net income of affiliated companies	1,749	32	95

Year ended December 31, 2000

Reclassifications
Included within reclassifications in 2000 is the reclassification of the loan outstanding from Unisource to Swisscom of CHF 401 million. As part of the demerger of Unisource, this asset recorded by Unisource was transferred to Swisscom (Netherlands) B.V. and was eliminated on consolidation against the corresponding short-term debt. In addition, Swisscom gained control of Swisscom Directories AG effective October 1, 2000 and has therefore fully consolidated Swisscom Directories from this date.

Additions
In 2000, total additions to investments in affiliated companies of CHF 192 million, comprised primarily a capital increase and the conversion of a loan into equity at UTA and the acquisition of shares in three subsidiaries of tamedia AG.

Equity in net result of operations
Equity in net result of operations in 2000 comprises primarily the gain resulting from the transaction that Swisscom and the other shareholders of Unisource entered into in 1999 with Infonet Inc.regarding the AUCS business (see below) and a dilution gain of CHF 35 million recorded on UTA. In December 2000, Raiffeisen acquired a 9% interest in UTA for ATS 625 million (CHF 70 million) through a capital increase. Swisscom did not participate in this capital increase and therefore its share in UTA decreased from 50% to 45.5% and Swisscom recorded a dilution gain of CHF 35 million. This gain was offset by Swisscom’s share of net losses and the amortization of goodwill of the UTA joint venture.

In 1999, Unisource and its shareholders’, which includes Swisscom, entered into an agreement whereby Infonet managed the AUCS business for a three-year period ending October 2002. Under the terms of various agreements, Unisource was required to provide certain services to Infonet during this three-year period. Unisource and its shareholders’ entered into an agreement with Infonet, whereby they will settle any losses incurred by AUCS during that three-year period, and will pay a bonus to Infonet, if the AUCS losses remain under an agreed limit. Swisscom’s share of the minimum loss is CHF 157 million. Swisscom’s share of the consideration for this transaction was the purchase from Infonet of 15.9 million of its Class B shares shortly before its initial public offering at a price below fair value. Based on the offering price, these shares of Infonet were worth CHF 530 million and Swisscom paid CHF 21 million. Swisscom’s share of the potential gain on this transaction of CHF 352 million, representing the gain on the shares purchased of CHF 509 million less the minimum future losses of AUCS of CHF 157 million that have been guaranteed, has been amortized into income over the three-year period. Swisscom’s investment in Infonet is included within other financial assets. See Note 26.

Gain on disposal
The gain on disposal of affiliated companies of CHF 1,739 million in 2000 comprises the gain on the sale of Cablecom, tesion and investments held by Unisource (see below). In March 2000, Swisscom and the two other shareholders of Cablecom Holding AG closed an agreement to sell the assets and liabilities of the Cablecom group to NTL Incorporated, a public company in the United States, for CHF 5,400 million. Swisscom recorded a gain of CHF 1,335 million, net of income tax of CHF 99 million, in March 2000. The profit was distributed by Cablecom in December 2000. For 2000, excluding this gain, the earnings of, and investment in, Cablecom were not material to Swisscom. Swisscom continues to hold a 32% share in Cablecom Holding AG (now Vesicom Kabelnetz AG). Vesicom Kabelnetz AG has been inactive since the sale to NTL.

In August 2000, Swisscom sold its shares in tesion to the other shareholder of tesion, EnBW Telekommunication GmbH, for CHF 112 million and recorded a gain of CHF 176 million. The gain includes the reversal of provisions that Swisscom had recorded for losses that tesion had incurred in prior years. Swisscom continued to provide for the losses of tesion after their share of losses equaled the carrying amount of the investment as Swisscom had an obligation to cover the losses. As part of the sale all outstanding shareholder’s loans were repaid.

Back to Contents

In February 2000, Unisource sold its 100% interest in D-Plus Telecommunications GmbH to MobilCom, a public company in Germany, for CHF 41 million in cash and 3 million shares of MobilCom which were subsequently sold. The total gain that Swisscom recognized on these transactions was CHF 197 million. In addition, Unisource sold its investment in Arcor in 2000 and Swisscom recorded a gain of CHF 31 million.

Year ended December 31, 2001

Additions
In 2001, total additions to investments in affiliated companies of CHF 124 million comprises primarily a capital increase and the conversion of a loan into equity at AUCS.

Equity in net result of operations
Equity in net result of operations in 2001 comprises primarily the gain on AUCS (see above) and Swisscom’s share of net income from Cesky Telekom offset by Swisscom’s share of losses incurred by UTA. See Note 13.

Impairment
In 2000, Swisscom acquired shares in three subsidiaries of tamedia AG. These three companies provide platforms for auctioning and classified personal ads. In connection with this transaction, Swisscom recognized goodwill of CHF 79 million. At the end of March 2001, two of the internet platforms ceased operations. As a result Swisscom recognized an impairment to the goodwill relating to these two companies of CHF 30 million.

Year ended December 31, 2002

Additions
Additions for 2002 of CHF 37 million comprise primarily an additional investment in AUCS.

Equity in net result of operations
Equity in net result of operations comprises primarily the gain on AUCS (see above) and Swisscom’s share of net income from Cesky Telecom, offset by Swisscom’s share of liquidation costs associated with AUCS.

The agreement between AUCS and Infonet expired in October 2002. Total losses for the three-year period incurred by AUCS were less than the minimum loss agreed at the outset by the AUCS shareholders and therefore the shareholders made an initial payment of EUR 56 million (CHF 81 million) to Infonet. Swisscom’s share of this payment amounted to EUR 18.7 million (CHF 27 million). The final settlement will be made on completion of the liquidation of all the AUCS companies, which is expected in 2004. Swisscom has recorded its share of the remaining bonus that is expected to be paid under investments in affiliated companies. In addition, Swisscom has recorded its share of liquidation costs, which are expected to be incurred by AUCS and consist primarily of lease terminations and tax liabilities. Swisscom is jointly and severally liable with its other partner, Telia and Royal KPN, for all remaining costs in winding down the AUCS business.

Back to Contents

Selected aggregated key data
The following schedule provides selected aggregated key data of Swisscom’s proportionate interest in joint ventures including Unisource, Cablecom, tesion, Swisscom Directories, PubliDirect (until September 30, 2000), AUCS, TelSource and UTA (2001). Other equity investments are insignificant.

CHF in millions	2000	2001	2002

Income statement
Net revenue	413	292	65
Total operating expenses	(540)	(405)	(79)
Operating loss	(127)	(113)	(14)

Net income (loss)	1,789	(105)	93

Balance sheet
Current assets	272	137	23
Non-current assets	883	760	676
Current liabilities	278	157	36
Long-term liabilities	538	217	34

Shareholders’ equity	339	523	629

Back to Contents

25.      Goodwill and other intangible assets

CHF in millions	Goodwill	Internally generated intangible assets	Other intangible assets	Total

At cost:
Balance at December 31, 1999	3,390	—	60	3,450
Additions	—	74	156	230
Disposals	—	—	(5)	(5)
Reclassifications	7	—	6	13
Translation adjustments	(184)	—	(4)	(188)

Balance at December 31, 2000	3,213	74	213	3,500
Additions	—	97	66	163
Disposals	—	—	(13)	(13)
Acquisitions	1,031	17	15	1,063
Disposals of subsidiaries	—	(7)	(4)	(11)
Reclassifications	—	22	(10)	12
Translation adjustments	(121)	(1)	(3)	(125)

Balance at December 31, 2001	4,123	202	264	4,589
Additions	54	62	75	191
Disposals	(79)	(2)	(4)	(85)
Acquisitions	—	—	3	3
Reclassifications	—	14	(17)	(3)
Translation adjustments	(74)	(1)	(3)	(78)

Balance at December 31, 2002	4,024	275	318	4,617

Accumulated amortization:
Balance at December 31, 1999	89	—	22	111
Amortization	324	10	19	353
Disposals	—	—	(3)	(3)
Reclassifications	—	3	(3)	—
Translation adjustments	(7)	—	(1)	(8)

Balance at December 31, 2000	406	13	34	453
Amortization	390	44	38	472
Disposals	—		(6)	(6)
Disposals of subsidiaries	—	(5)	(2)	(7)
Impairment	1,130	—	—	1,130
Reclassifications	—	5	1	6
Translation adjustments	(18)	—	(3)	(21)

Balance at December 31, 2001	1,908	57	62	2,027
Amortization	303	75	49	427
Disposals	(41)	(1)	(3)	(45)
Acquisitions of subsidiaries	—	—	1	1
Impairment	702	—	—	702
Reclassifications	—	1	(1)	—
Translation adjustments	(38)	—	(1)	(39)

Balance at December 31, 2002	2,834	132	107	3,073

Net book value:
At December 31, 1999	3,301	—	38	3,339

At December 31, 2000	2,807	61	179	3,047

At December 31, 2001	2,215	145	202	2,562

At December 31, 2002	1,190	143	211	1,544

In September 2001, Swisscom acquired AGI IT Services AG and recorded goodwill of CHF 102 million. See Note 15.

Back to Contents

The vast majority of Swisscom's goodwill relates to its 93.0% ownership of debitel, a network independent telecommunications company that provides mobile communications, fixed line and internet services. The acquisition of this interest has been made in various steps originating with a 74.2% interest in 1999 and an additional 20.0% in 2001, when Swisscom paid CHF 928 million, of which CHF 906 million was allocated to goodwill. An additional 0.8% was acquired in 2002. During 2002, Swisscom also sold 1,780,000, or 2.0%, of the outstanding debitel shares to ElectronicPartner (EP) as consideration for exclusive distribution rights of debitel's products. This resulted in a reduction of goodwill and an increase in minority interest and other intangible assets and was based on the quoted market value of debitel's share on the day of the transaction. As the carrying value of Swisscom's investment that was sold exceeded the fair value of the shares sold, Swisscom recorded a CHF 13 million loss on the transaction. The goodwill of debitel is amortized on a straight-line basis over 10 years and at December 31, 2002 has a remaining life of approximately 7 years.

As a result of significant changes in the telecommunications sector, including the expected delay in the implementation of the third generation system, UMTS, Swisscom recorded an impairment charge in 2001. As a result of a further decline in future expected growth in the mobile sector, Swisscom recorded an additional charge in 2002.

In 2001 and 2002, Swisscom recognized an impairment loss for the difference between the carrying value of its investment in debitel and the value in use amount. The value in use amount was determined based on projections of future profitability. The total projected cash flow was discounted by debitel’s weighted average cost of capital of 10.26% in 2001 and 10.75 % in 2002 that was determined using the Capital Asset Pricing Model. The increase in WACC was primarily attributable to an increase in risk associated with the achievability of the business plan. This methodology indicated that the value ascribed to Swisscom’s share of debitel was CHF 2,232 million compared to a carrying value of CHF 3,362 million at December 31, 2001 and CHF 1,200 million compared to a carrying value of CHF 1,902 million at December 31, 2002. The difference of CHF 1,130 million and CHF 702 million was recorded as an impairment charge in 2001 and 2002, respectively.

Swisscom concluded that the methodology described above was a better indicator of value to determine impairment than the quoted stock price because only 5% of the shares trade. The quoted market price of debitel was CHF 28.2 (EUR 19.1) a share at December 31, 2001 and CHF 10.7 (EUR 7.4) at December 31, 2002. The per share value of the revised carrying amount at December 31, 2001 and 2002 is CHF 26.6 (EUR 18) and CHF 14.5 (EUR 10), respectively.

In October 2000, the Federal Communications Commission (ComCom) agreed to offer additional frequencies for the provision of mobile telephony services based on the GSM standard to Swisscom and it’s competitors, diAx and Orange. Swisscom paid CHF 70 million in connection with the application for this license, which takes effect on January 1, 2001 and is valid for 7 years. In December 2000, Swisscom acquired a UMTS (Universal Mobile Telecommunication System) license for CHF 50 million. The license took effect on January 1, 2002 and will be valid for 15 years.

Back to Contents

26.      Non-current financial assets

CHF in millions	Available- for-sale investments	Loans and receivables originated	Financial assets from crossborder tax lease	Other financial assets	Total

At December 31, 1999	619	341	23	24	1,007
Additions	43	232	1,162	33	1,470
Disposals	(25)	(222)	(1)	(11)	(259)
Translation adjustments	—	(10)	10	—	—
Reversal of allowance	7	—	—	—	7

At December 31, 2000	644	341	1,194	46	2,225
Adoption of IAS 39. See Note 35.	119	—	—	—	119

At January 1, 2001	763	341	1,194	46	2,344
Additions	84	135	77	8	304
Disposals	(35)	(146)	(2)	(27)	(210)
Translation adjustments	—	(7)	26	—	19
Write off of loans receivable	—	(212)	—	—	(212)
Reversal of revaluation surplus in equity	(119)	—	—	—	(119)
Revaluation deficit included in income statement	(231)	—	—	—	(231)

At December 31, 2001	462	111	1,295	27	1,895
Additions	—	72	26	—	98
Disposals	—	(23)	(1)	(10)	(34)
Translation adjustments	—	—	(216)	—	(216)
Write off of loans receivable	—	(4)	—	—	(4)
Reversal of revaluation surplus in equity	(3)	—	—	—	(3)
Revaluation deficit included in income statement	(152)	—	—	—	(152)

At December 31, 2002	307	156	1,104	17	1,584

Effective November 2, 2001 Swisscom subscribed for CHF 100 million of new shares of Swiss International Airlines Ltd. (“Swiss”) at CHF 56 per share. The shares were issued to Swisscom on December 21, 2001, on which date the market value of these shares amounted to CHF 79 million. The difference between the commitment price and the market price of CHF 21 million was recorded under financial expense. See Note 13. At December 31, 2001 Swisscom recorded a fair value adjustment of CHF 3 million, net of taxes of CHF 1 million, being the difference between the year end price of CHF 82 million and the cost basis of CHF 79 million through equity.

At December 31, 2002 the share price of Swiss had declined to CHF 21 per share and the carrying value of Swisscom’s investment was CHF 38 million. Swisscom determined that the significant decline in the market value of the investment provided objective evidence that the asset was impaired. Accordingly a charge of CHF 41 million is included in the income statement in 2002. The CHF 3 million that was recorded in equity in 2001 has been reversed in 2002. See Note 13.

Swisscom has an investment in Infonet Services Corp. (“Infonet”) and holds both Class A shares and Class B shares. The difference between Class A and Class B shares is that Class A shares have 10 votes versus 1 vote for Class B shares. Class A shares can be converted on a one to one basis into Class B shares which are listed on the New York Stock Exchange. Swisscom used the quoted market price of Class B shares to determine the fair value of Class A shares. As required by IAS 39, on January 1, 2001, Swisscom made an adjustment to record the investment at fair value by increasing both investments and equity before taxes by CHF 119 million. In 2001, the shares of Infonet, like many other companies in the telecommunications sector, declined sharply. At December 31, 2001, the quoted market price had declined significantly and there was a cumulative loss of CHF 219 million recorded in equity. Swisscom believed the substantial decline in the value of the shares and the length of time that they were below cost provided objective evidence that this investment was impaired. Accordingly, Swisscom removed the CHF 219 million from equity and recorded it under financial expense. The amount of the increase in value that was recorded directly to equity on January 1, 2001 of CHF 119 million was reversed through equity before the reduction in value was recorded in the income statement. See Note 13.

Back to Contents

In 2002, the share price of Infonet continued to decline. At December 31, 2002, the fair value of this investment had decreased by a further CHF 111 million. Swisscom believed that the continuing substantial decline in value provides objective evidence that this investment was impaired. Accordingly, Swisscom removed the CHF 111 million from equity and recorded it under financial expense. See Note 13.

In 1999 and 2000, Swisscom entered into cross-border tax lease arrangements. The financial assets of these arrangements are recorded in USD and were revalued using the exchange rate at December 31, 2002. This valuation resulted in a translation adjustment of CHF 216 million. See Note 27.

27.     Debt

Short-term debt

CHF in millions	2000	2001	2002

Short-term loans	160	73	67
Current portion of long-term debt	1,250	1,000	750
Employee savings deposits	607	577	2
Short-term loans payable to affiliated companies	638	47	3
Current portion of finance lease obligation. See Note 31.	30	40	63
Derivative financial instruments. See Note 35.	—	20	131

Total short-term debt	2,685	1,757	1,016

Long-term debt
Long-term debt consists primarily of unsecured fixed interest rate loans, denominated in Swiss francs, granted by the Swiss Post and financial liabilities from cross-border tax lease arrangements, denominated in USD. Maturities are as follows:

CHF in millions	2000	2001	2002

Within one year	1,250	1,000	750
Within 1 – 2 years	1,000	750	—
Within 2 – 3 years	750	—	—

Total Swiss Post debt	3,000	1,750	750
Current portion of Swiss Post debt	(1,250)	(1,000)	(750)

Total long-term Swiss Post debt	1,750	750	—
Financial liabilities from cross-border tax lease arrangements	1,480	1,600	1,463
Other	72	63	42

Total long-term debt	3,302	2,413	1,505

In 1999, 2000 and 2002, Swisscom entered into cross-border tax lease arrangements with foreign investors relating to some of its fixed and mobile networks. Under the terms of the agreements, which range from 13 to 30 years, Swisscom received a total of USD 3,796 million (CHF 5,249 million) and placed USD 3,536 million (CHF 4,890 million) on deposit. In accordance with Interpretation 27, “Evaluating the substance of transactions involving the legal form of a lease”, Swisscom concluded that USD 2,738 million (CHF 3,786 million), which was either irrevocably invested in highly rated securities in trusts or in respect of which non-refundable payment undertaking agreement with financial institutions with minimal credit risk were entered into, lacked economic substance and, should not be recognized as the definition of an asset and liability had not been met. Accordingly, both these assets and liabilities have been removed from the financial statements. Swisscom is not responsible for any performance under these arrangements, other than in the normal course of business, and accordingly, Swisscom recognized the fee as income in the period the transaction was closed. In 2000 and 2002, Swisscom recorded a fee of CHF 214 million and CHF 28 million, respectively, under financial income. At December 31, 2002, debt of CHF 1,463 million and financial assets of CHF 1,104 million were recorded in Swisscom’s balance sheet.

Back to Contents

Future minimum payments resulting from cross-border tax lease arrangements entered into in 2000, 2001 and 2002 are due as follows:

CHF in millions	2000	2001	2002

Within one year	63	90	78
Within 1–2 years	88	93	84
Within 2–3 years	91	98	99
Within 3–4 years	95	101	86
Within 4–5 years	98	98	90
After 5 years	5,140	5,168	4,338

Total future payment commitments	5,575	5,648	4,775
Less future interest charges	(4,095)	(4,048)	(3,312)

Total liability from cross-border tax lease arrangements (net present value)	1,480	1,600	1,463

The weighted average effective interest rates at the balance sheet date were as follows:

CHF in millions	2000	2001	2002

Short-term loans	3.79%	5.85%	5.62%
Swiss Post debt	4.35%	3.89%	3.65%
Employee savings deposits	2.48%	2.54%	2.45%
Short-term loans payable to affiliated companies	3.67%	2.00%	4.64%
Financial liabilities from cross-border tax lease arrangements	8.00%	6.99%	6.78%

28.      Accrued liabilities

CHF in millions	Termination- benefits	Dismantle- ment and restoration costs	Environmental	Other	Total

Balance at December 31, 1999	58	316	225	172	771
Effect of adopting IAS 37	—	(12)	(21)	—	(33)
Additional provisions	27	20	—	35	82
Present value adjustment	—	14	8	—	22
Unused amounts reversed	—	—	—	(9)	(9)
Utilized during year	(57)	—	(1)	(89)	(147)
Acquisitions	—	—	—	58	58

Balance at December 31, 2000	28	338	211	167	744
Additional provisions	92	1	1	64	158
Present value adjustment	—	26	3	—	29
Reclassifications	—	2	—	(11)	(9)
Unused amounts reversed	—	(18)	(183)	(25)	(226)
Utilized during year	(44)	—	—	(50)	(94)
Translation adjustments	—	—	—	(2)	(2)

Balance at December 31, 2001	76	349	32	143	600
Additional provisions	94	3	—	125	222
Present value adjustment	3	22	1	—	26
Unused amounts reversed	(2)	(3)	(5)	(14)	(24)
Utilized during year	(53)	—	—	(25)	(78)
Translation adjustments	—	—	—	(1)	(1)

Balance at December 31, 2002	118	371	28	228	745
Less current portion	(65)	—	—	(181)	(246)

Total non-current accrued liabilities	53	371	28	47	499

Swisscom adopted IAS 37 at January 1, 2000; the impact on shareholders’ equity at January 1, 2000 is CHF 56 million, net of deferred income taxes of CHF 8 million. See Note 16.

For further information concerning termination benefits see Note 7.

Back to Contents

The provision for dismantlement and restoration costs relates to the dismantlement of mobile stations and analog transmitter stations and restoration of property owned by third parties on which the transmitters are situated. These costs are expected to be incurred mainly between 2005 and 2015. As a result of adopting IAS 37, Swisscom calculated the total provision required for the analog transmitter stations discounted to its present value and recorded the cost and accumulated depreciation at January 1, 2000 under property, plant and equipment. The net book value capitalized at January 1, 2000 was CHF 31 million. See Note 23.

The provision for dismantlement and restoration costs of analog transmitter stations is estimated at current prices, and discounted using a discount rate of 4.5% (2000), 3.75% (2001) and 3,0% (2002). The provision for dismantlement and restoration costs of mobile stations is likewise estimated at current prices, and discounted using a discount rate of 4.5% (2000), 3.5% (2001) and 2.5% (2002). The amount of the present value adjustment arising from the changes in the discount rate is CHF 11 million and CHF 11 million in 2001 and 2002, respectively.

In 2001, the reserve for environmental liabilities was reduced because under the terms of the sale and leaseback agreements Swisscom is no longer liable for such costs. Furthermore as a result of certain technology changes and other factors it was concluded that the provision should be reduced.

29.      Other current liabilities

CHF in millions	2000	2001	2002

Interest payable	135	6	2
VAT payable	100	109	120
Social security payable	22	41	13
Accrual for overtime and unused vacation	72	61	72
Liabilities from purchase of UMTS and GSM licenses	120	—	—
Accrued expenses	951	1,121	881
Revenue received in advance	392	445	438

Total other current liabilities	1,792	1,783	1,526

30.      Other long-term liabilities

CHF in millions	2000	2001	2002

Revenue received in advance	64	30	23
Deposits received from customers	68	54	44
Deferred gain on sale and leaseback of real estate	—	236	232
Miscellaneous	37	13	8

Total other long-term liabilities	169	333	307

31.      Lease obligation

In 2001 Swisscom entered into two agreements for the sale of real estate and at the same time Swisscom entered into agreements to lease back part of the sold property space. See Note 11. A number of the leaseback agreements qualify as finance leases and the gain on the sale of these properties of CHF 239 million has been deferred and will be released to income over the individual lease terms. The liability relating to these finance leases is included in the table below. The remaining buildings have been leased back under operating leases over varying periods from 5 to 20 years.

Back to Contents

Swisscom entered into several cross-currency interest rate swaps and forward foreign exchange contracts as hedges of USD denominated leases in 1996 and 1997. The fair value adjustment related to the swaps is recorded under the lease liability and totaled 0, CHF 150 million and CHF 77 million in 2000, 2001 and 2002, respectively. On adopting IAS 39 effective January 1, 2001, the derivative financial instruments were seperated from the finance lease obligation being hedged. The future minimum lease payments relating to these transactions are included in the following table:

CHF in millions	2000	2001	2002

Within one year	41	95	124
Within 1–2 years	41	116	117
Within 2–3 years	66	117	217
Within 3–4 years	65	214	83
Within 4–5 years	163	81	100
After 5 years	207	2,252	2,264

Total future payment commitments	583	2,875	2,905
Less future interest charges	(73)	(1,655)	(1,727)

Total finance lease obligation (net present value)	510	1,220	1,178
Fair value adjustments	—	150	77

Total finance lease obligation	510	1,370	1,255
Less current portion. See Note 27.	(30)	(40)	(63)

Long-term finance lease obligation	480	1,330	1,192

The lease obligations are hedged with cross-currency interest rate swaps and forward foreign exchange contracts. See Note 35.

The present value of finance lease liabilities is as follows:

CHF in millions	2000	2001	2002

Within one year	30	40	63
Within 1–2 years	32	58	60
Within 2–3 years	49	62	159
Within 3–4 years	54	158	34
Within 4–5 years	149	34	50
After 5 years	196	868	812

Total	510	1,220	1,178

The weighted average effective interest rates for obligations from finance lease amounted to 2.99%, 4.39% and 4.93% for 2000, 2001 and 2002, respectively.

Payments for operating leases amounted to CHF 20 million, CHF 85 million and CHF 123 million in 2000, 2001 and 2002, respectively. Future minimum lease payments resulting from operating lease contracts are due as follows:

CHF in millions	2000	2001	2002

Within one year	18	119	113
Within 1–5 years	22	351	340
After 5 years	—	375	342

Total future payment commitments	40	845	795

32. Minority interests

CHF in millions	2000	2001	2002

Balance at beginning of year	31	61	783
Share of net profit of subsidiaries	14	238	305
Issuance of share capital to minority interest	13	520	—
Effect of acquisitions and divestitures	12	(30)	12
Dividend paid	(9)	(6)	(304)

Balance at end of year	61	783	796

Back to Contents

33.      Shareholders’ equity

Shares authorized, issued and outstanding at December 31, 2000, December 31, 2001 and December 31, 2002 totaled 73,550,000, 73,550,000 and 66,203,261, respectively, with a par value of CHF 25, CHF 17 and CHF 9, respectively. All issued shares are fully paid. Each registerd share constitutes entitlement to one vote. In accordance with the resolution passed at the General Shareholder’s Meeting of May 29, 2001, a par value reduction of CHF 8 per share, amounting to CHF 589 million, was approved. In the first half of 2002, Swisscom bought back 7,346,739 of its own registered shares for CHF 4,264 millions. As a result, share capital was reduced by 9.99%. At the General Shareholder’s Meeting of April 30, 2002, a further reduction in par value of CHF 8 per share, amounting to CHF 529 million, was approved. The number of treasury shares outstanding at December 31, 2000, 2001 and December 31, 2002 totaled 2,514, 3,431 and 1,605, respectively.

In 2000, 2001 and 2002, Swisscom acquired 56,160, 69,804 and 125,442, respectively, of its own shares through purchases on the market. The total amount paid to acquire the shares was CHF 35 million in 2000, CHF 31 million in 2001 and CHF 63 million in 2002 and has been deducted from shareholders’ equity. In 2000 and 2001, 55,916 and 68,887 shares were issued to employees, members of the Executive Board and the Board of Directors for no consideration. In 2002, 119,372 shares were sold to employees at a price of CHF 240 per share. In addition, 5,896 shares were issued to employees and members of the Executive Board for no consideration. The market value of shares issued to employees on the date of issuance was CHF 35 million, CHF 30 million and CHF 63 million in 2000, 2001 and 2002, respecitvely. The difference between the market value and the consideration received from employees has been recognized under personnel expenses. In 2001 and 2002, Swisscom purchased options on the market for its Management Incentive Plan in the amount of CHF 8 million. See Note 8.

34. Dividend per share

At the General Meeting of Shareholders scheduled for May 6, 2003 a dividend of CHF 12 per share totalling CHF 794 million, is to be proposed for 2002. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders’ equity as an appropriation of retained earnings in the year ending December 31, 2003. The dividend declared in respect of 1999, 2000 and 2001 were CHF 1,103 million, CHF 809 million and CHF 728 million, respectively.

Retained earnings available for distribution are based on the equity of the parent company and amount to CHF 4,322 million at December 31, 2002.

Back to Contents

35.      Financial instruments

Swisscom adopted IAS 39 at January 1, 2001. The impact on shareholders’ equity and on various balance sheet captions at January 1, 2001 is shown below. In accordance with IAS 39, the comparative financial statements for the year ended December 31, 2000 have not been restated.

CHF in millions	Current financial assets	Non-current financial assets	Finance lease obligation	Retained earnings	Fair value and other reserves

Fair value adjustment Infonet	—	119	—	—	119
Derivative financial instruments remeasured at fair value:
Non qualifying derivative financial instruments	120	—	120	—	—
Fair value hedges	(13)	—	(10)	(3)	—
Cash flow hedges	14	—	—	—	14
Income tax effect	—		—	—	(32)

Total	121	119	110	(3)	101

Available-for-sale investments – amounts reported in the income statement

CHF in millions	2000	2001	2002

Gains reclassified from equity	—	2	—
Impairments	—	(231)	(152)

Total	—	(229)	(152)

In 2001, the impairment loss on available-for-sale investments includes the impairment loss on Swisscom’s investment in Infonet Services Corp. of CHF 219 million. In 2002, the impairment losses of the investments in Infonet and Swiss International Airlines Ltd. amounted to CHF 111 million and CHF 41 million, respectively. See Note 26.

Hedging reserve
In the year ended December 31, 2000, Swisscom did not recognize the change in fair values of its derivative financial instruments. On the adoption of IAS 39 at January 1, 2001, certain derivatives were designated as cash flow hedges and remeasured to fair value. The fair values at that date were recorded in fair value and other reserves within shareholder’s equity. See Note 36.

CHF in millions
Balance at December 31, 2000 as previously reported	—
Adoption of IAS 39, net of taxes	11

Balance at January 1, 2001	11
Revaluation	(11)
Tax on revaluation	2

Balance at December 31, 2001	2
Transfers to income statement	4
Tax effect on transfers to income statement	1
Revaluation	(37)
Tax on revaluation	7
Balance at December 31, 2002	(23)

There was no transfer to income statement resulting from hedge ineffectiveness in 2001 and 2002.

Back to Contents

Net fair values of derivative financial instruments

CHF in millions	2000	2001	2002

Contracts with positive fair values:
Designated as fair value hedges	—	9	33
Designated as cash flow hedges	—	7	—
Non qualifying derivative financial instruments	—	134	39

Total. See Note 19	—	150	72

Contracts with negative fair values:
Designated as cash flow hedges	—	4	29
Non qualifying derivative financial instruments	—	16	102

Total. See Note 27	—	20	131

Included in the derivative financial instruments are primarily cross-currency interest rate swaps, interest rate swaps and foreign exchange forwards to hedge interest rate risk and foreign exchange risk with respect to USD relating to the cross-border lease arrangements entered into in 1996, 1997, 2000 and 2002. The maximum length of time hedged is 7 years for the cross-border lease arrangements entered into in 1996 and 1997, 27 years for the arrangement entered into in 2000 and 11 years for the lease transaction entered into in 2002.

Also included are foreign exchange forwards with respect to EUR which are designated to hedge the future transactions in connection with the purchase of mobile equipment (UMTS). The purchasing contracts are in EUR. The forecasted transactions are expected to occur in 2003 and 2004. In 2001, these contracts were designated as cash flow hedges. In 2002, they were reclassified as nonqualifying derivative financial instruments.

Fair value of financial instruments
The following table presents the carrying amounts and fair values of Swisscom’s financial instruments outstanding at December 31, 2000, 2001 and 2002. The carrying amounts in the table are included in the balance sheet under the indicated captions. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidated sale.

CHF in millions	Carrying amount 2000	Fair value 2000	Carrying amount 2001	Fair value 2001	Carrying amount 2002	Fair value 2002

Financial assets
Cash and cash equivalents	2,265	2,265	3,788	3,788	1,682	1,682
Current financial assets	117	117	3,316	3,316	285	285
Trade accounts receivable	2,603	2,603	2,525	2,525	2,418	2,418
Other current assets	981	981	493	493	450	450
Non-current financial assets1)	2,225	2,451	1,895	2,230	1,584	2,126

Financial liabilities
Short-term debt1)	2,685	2,685	1,757	1,757	1,016	1,026
Trade accounts payable	1,540	1,540	1,237	1,237	1,054	1,054
Other current liabilities	1,792	1,792	1,783	1,783	1,526	1,526
Long-term debt1)	3,302	3,481	2,413	2,835	1,505	2,110
Finance lease obligation1)	480	480	1,330	1,585	1,192	1,670
Accrued liabilities and accrued pension cost	2,669	2,669	1,818	1,818	1,846	1,846
Other long-term liabilities	169	169	333	333	307	307

1)	The difference between carrying value and net fair value relates principally to the interest rate movements.

Estimation of fair values

Trade accounts receivable, trade accounts payable, other current assets and other current liabilities
The carrying amounts are a reasonable estimate of the fair value because of the short maturity of such instruments.

Back to Contents

Cash and cash equivalents, current financial assets and non-current financial assets
The carrying amounts of cash and loans receivable approximate fair value. The fair value of available-for-sale investments is based on stock exchange quoted bid prices or other market prices. The fair value of financial assets from cross-border tax lease arrangements included in non-current financial assets is estimated using the expected future payments discounted at market interest rates.

Finance lease obligation, accrued liabilities and accrued pension cost and other long-term liabilities
The fair value of finance lease obligations is estimated using the expected future payments discounted at market rates. The carrying value of accrued liabilities and accrued pension cost approximate their fair value.

Debt
The fair value of fixed rate debt is estimated using the expected future payments discounted at market interest rates.

36.     Fair value and other reserves

CHF in millions	Hedging reserve	Fair value reserve	Translation reserve	Total

Balance at December 31, 1999	—	—	(14)	(14)
Translation adjustments	—	—	(210)	(210)
Fair value adjustment on available-for-sale investments	—	2	—	2

Balance at December 31, 2000	—	2	(224)	(222)
Adoption of IAS 39. See Note 35	11	90	—	101
Translation adjustments	—	—	(64)	(64)
Transfers to income statement	—	(2)	—	(2)
Revaluation	(11)	(119)	—	(130)
Tax on revaluation	2	30	—	32

Balance at December 31, 2001	2	1	(288)	(285)
Translation adjustments	—	—	(18)	(18)
Transfers to income statement	4	—	—	4
Tax effect on transfers to income statement	1	—	—	1
Revaluation	(37)	(32)	—	(69)
Tax on revaluation	7	1	—	8

Balance at December 31, 2002	(23)	(30)	(306)	(359)

Back to Contents

37.     Cash generated from operations

		Year ended December 31

CHF in millions	Note	2000	2001	2002

Net income		3,156	4,964	824
Adjustments for:
Discontinuing operations		(69)	—	—
Minority interest	32	14	238	305
Equity in net income of affiliated companies	24	(1,749)	(32)	(95)
Income tax expense (benefit)	16	640	(15)	361
Depreciation	23	1,850	1,702	1,578
Amortization	25	353	472	427
Impairment of goodwill	25	—	1,130	702
Issuance of shares and options to management and employees	7	40	38	39
Net loss on disposal of fixed assets	5, 10	99	77	53
Gain on sale of real estate	11	—	(568)	—
Gain on sale of other subsidiaries		—	(7)	—
Gain on partial sale of Swisscom Mobile	12	—	(3,837)	—
Financial expense	13	329	771	517
Financial income	14	(490)	(416)	(206)

		4,173	4,517	4,505
Changes in operating assets and liabilities,net of effects of acquisitions and disposals of subsidiaries:
Decrease in trade accounts receivable		51	112	101
(Increase) decrease in inventories		(16)	2	77
(Increase) decrease in other current assets		(111)	512	42
Increase (decrease) in trade accounts payable		286	(333)	(176)
Increase (decrease) in other current and accrued liabilities		151	74	(63)
Decrease in other long-term liabilities		(38)	(77)	(27)
Decrease in accrued pension cost		(391)	(710)	(117)

Cash generated from operations		4,105	4,097	4,342

38.     Commitments and contingencies

Contractual commitments for future capital expenditures at December 31, 2002, total CHF 262 million, of which CHF 258 million will be due in 2003.

At December 31, 2000, 2001 and 2002, Swisscom has guaranteed certain liabilities of affiliated companies and third parties totaling CHF 562 million, CHF 239 million and CHF 71 million, respectively. Swisscom is severally liable with two other shareholders to cover future losses of AUCS. See Note 24.

Back to Contents

39.      Segment reporting

Organizational changes led to a redefining of the segments in 2002. The former “Fixnet Retail and Network” and “Fixnet Wholesale and Carrier Services” segments have been combined with Bluewin AG, Swisscom Directories AG and Telecom FL AG, which were part of the segment “Other” in the previous year, to form the new segment “Fixnet”. In addition, revenue from access services attributable to business customers are now reported under “Fixnet” instead of “Enterprise Solutions” as was the case in the prior year. The previous year’s figures have been restated to reflect the new structure.

The “Fixnet” segment covers national and international traffic in respect of residential customers, access charges from residential and business customers, and revenue from value-added services and the sale of equipment. Additionally the segment contains revenue from use of the Swisscom fixed network by other national and international telecommunication providers and international wholesale activities. Also included are Bluewin AG, Swisscom Directories AG, Telecom FL AG as well as payphone services, operator services and cards.

“Mobile” covers the provision of mobile telephony, data and wholesale network utilization charges.

“Enterprise Solutions” covers national and international telephony traffic as well as value-added services for business customers, leased lines, telehousing, hosting and communications solutions.

The “debitel” segment reflects the business activities of the debitel Group.

The segment “Other” mainly comprises Swisscom Systems AG, Swisscom IT Services AG, Swisscom Broadcast AG and Billag AG.

“Corporate” covers headquarters, real-estate company and costs that cannot be directly allocated to another segment.

Intersegment revenue is determined on the basis of annually agreed internal transfer prices. Costs are allocated to the individual segments based on various factors determined by management and commensurate with the level of usage. Costs relating to termination benefits are calculated by each segment for the employees participating in one of the workforce reduction programs and are recorded as part of that segment’s expense. Not all of the expense recorded by the segments meets the criteria for recognition under IFRS and in 2002 CHF 95 million has been eliminated in the segment “corporate” in the consolidated financial statements.

Segment assets include all operating assets used by a segment and comprise receivables, inventories, other current assets, property, plant and equipment and intangibles. While most of these assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities include all operating liabilities and comprise accounts payable, accrued pension costs, accrued liabilities and other liabilities.

Although Swisscom’s segments are managed on a worldwide basis, they operate in two principal geographical areas of the world. In Switzerland, its home country, Swisscom provides a full range of telecommunication services. In Germany, debitel AG, primarily sells standardized products and services to private customers as well as small- and medium-sized business customers in the mobile communications market.

Back to Contents

2000
CHF in millions	Fixnet	Mobile	Enterprise Solutions	debitel	Other	Corporate	Elimi- nation	Total

Net revenue from external customers	4,788	2,730	1,518	3,993	919	112	—	14,060
Intersegment net revenue	1,436	762	112	—	769	646	(3,725)	—

Net revenue	6,224	3,492	1,630	3,993	1,688	758	(3,725)	14,060

Segment expenses	(4,362)	(2,009)	(1,501)	(3,826)	(1,390)	(663)	3,725	(10,026)

Operating income before depreciation (EBITDA)	1,862	1,483	129	167	298	95	—	4,034
Margin in %	29.9%	42.5%	7.9%	4.2%	17.7%	12.5%	—	28.7%

Depreciation and amortization	(1,136)	(312)	(34)	(39)	(246)	(111)		(1,878)

Operating income before goodwill amortization	726	1,171	95	128	52	(16)	—	2,156

Amortization of goodwill	—	—	—	(324)	—	(1)	—	(325)

Segment operating income	726	1,171	95	(196)	52	(17)	—	1,831

Operating income								1,831

Segment assets	10,262	2,848	446	3,867	1,529	8,592	(6,053)	21,491
Affiliated companies	23	—	—	11	—	478	—	512

Total assets	10,285	2,848	446	3,878	1,529	9,070	(6,053)	22,003

Segment liabilities	7,731	1,075	336	1,007	1,289	7,987	(6,053)	13,372

Total liabilities	7,731	1,075	336	1,007	1,289	7,987	(6,053)	13,372

Capital expenditure	634	475	48	59	131	103	—	1,450
Depreciation and amortization	1,136	312	34	363	246	112	—	2,203
Loss on disposal of assets, net	(72)	(33)	(2)	—	(10)	18	—	(99)

Geographical segments

CHF in millions	Net revenue	Carrying amount of assets	Additions to property, plant and equipment and intangible assets

Switzerland	9,934	17,519	1,364
Germany	3,008	4,057	44
Other international activities	1,118	427	42

Total	14,060	22,003	1,450

Back to Contents

2001
CHF in millions	Fixnet	Mobile	Enterprise Solutions	debitel	Other	Corporate	Elimi- nation	Total

Net revenue from external customers	4,921	3,127	1,486	3,808	742	90	—	14,174
Intersegment net revenue	1,667	856	99	—	661	676	(3,959)	—

Net revenue	6,588	3,983	1,585	3,808	1,403	766	(3,959)	14,174

Segment expenses	(4,599)	(2,107)	(1,471)	(3,621)	(1,267)	(659)	3,959	(9,765)

Operating income before depreciation (EBITDA)	1,989	1,876	114	187	136	107	—	4,409
Margin in %	30.2%	47.1%	7.2%	4.9%	9.7%	14.0%	—	31.1%

Depreciation and amortization	(1,080)	(291)	(33)	(51)	(229)	(100)	—	(1,784)

Operating income before goodwill amortization	909	1,585	81	136	(93)	7	—	2,625

Amortization of goodwill	—	—	—	(387)	—	(3)	—	(390)
Impairment of goodwill	—	—	—	(1,130)	—	—	—	(1,130)

Segment operating income	909	1,585	81	(1,381)	(93)	4	—	1,105

Gain on sale of real estate								568
Gain on partial sale of Swisscom Mobile AG								3,837

Operating income								5,510

Segment assets	8,567	4,268	460	3,272	1,370	12,110	(6,301)	23,746
Affiliated companies	63	—	—	14	—	526	—	603

Total assets	8,630	4,268	460	3,286	1,370	12,636	(6301)	24,349

Segment liabilities	7,874	1,609	429	1,041	988	5,857	(6,301)	11,497

Total liabilities	7,874	1,609	429	1,041	988	5,857	(6301)	11,497

Capital expenditure	597	315	29	66	173	54	—	1,234
Depreciation, amortization and impairment	1,080	291	33	1,569	229	102	—	3,304
Gain (loss) on disposal of assets, net	(80)	(14)	(1)	13	(13)	18	—	(77)

Geographical segments

CHF in millions	Net revenue	Carrying amount of assets	Additions to property, plant and equipment and intangible assets

Switzerland	10,181	20,339	1,150
Germany	2,730	2,825	43
Other international activities	1,263	1,185	41

Total	14,174	24,349	1,234

Back to Contents

2002
CHF in millions	Fixnet	Mobile	Enterprise Solutions	debitel	Other	Cor-porate	Elimi- nation	Total

Net revenue from external customers	4,888	3,255	1,365	4,111	833	74	—	14,526
Intersegment net revenue	1,555	857	85	—	630	630	(3,757)	—

Net revenue	6,443	4,112	1,450	4,111	1,463	704	(3,757)	14,526

Segment expenses	(4,540)	(2,138)	(1,382)	(3,952)	(1,352)	(506)	3,757	(10,113)

Operating income before depreciation (EBITDA)	1,903	1,974	68	159	111	198	—	4,413
Margin in %	29.5%	48.0%	4.7%	3.9%	7.6%	28.1%	—	30.4%

Depreciation and amortization	(1,049)	(289)	(32)	(62)	(205)	(65)	—	(1,702)

Operating income before goodwill amortization	854	1,685	36	97	(94)	133	—	2,711

Amortization of goodwill	(6)	—	—	(277)	(20)	—	—	(303)
Impairment of goodwill	—	—	—	(702)	—	—	—	(702)
Segment operating income	848	1,685	36	(882)	(114)	133	—	1,706

Operating income								1,706

Segment assets	8,813	3,760	497	2,068	1,165	5,144	(5,180)	16,267
Affiliated companies	43	—	9	10	—	629	—	691

Total assets	8,856	3,760	506	2,078	1,165	5,773	(5,180)	16,958

Segment liabilities	7,388	1,104	451	861	847	3,392	(5,180)	8,863

Total liabilities	7,388	1,104	451	861	847	3,392	(5,180)	8,863

Capital expenditure	585	392	23	68	103	51	—	1,222
Depreciation, amortization and impairment	1,055	289	32	1,041	225	65	—	2,707
Gain (loss) on disposal of assets, net	(50)	(3)	(1)	—	(7)	8	—	(53)

Geographical segments

CHF in millions	Net revenue	Carrying amount of assets	Additions to property, plant and equipment and intangible assets

Switzerland	10,180	14,436	1,125
Germany	2,888	1,707	76
Other international activities	1,458	815	21

Total	14,526	16,958	1,222

Back to Contents

40.      Executive Board and Board of Directors

Total compensation paid by Swisscom to the Board of Directors in 2000, 2001 and 2002 amounted to CHF 1.3 million, CHF 1.4 million and CHF 1.7 million, respectively. Total compensation paid by Swisscom to its Executive Board members in 2000, 2001 and 2002 amounted to CHF 8.7 million, CHF 8.0 million and CHF 9.2 million, respectively, including CHF 3.6 million, CHF 0.4 million and CHF 0.5 million in 2000, 2001 and 2002 respectively, relating to contractual commitments for members either leaving or entering the Executive Board. Total compensation includes fees, salary, bonuses, special pension fund contributions and additional benefits. In addition, for the benefit of its Board of Directors Swisscom made social security contributions of CHF 0.2 million, CHF 0.2 million and 0.2 million in 2000, 2001 and 2002, respectively. For the benefit of its Executive Board members Swisscom made social security and ordinary pension fund contributions and insurance of CHF 0.5 million, CHF 0.7 million and CHF 1.1 million in 2000, 2001 and 2002, respectively. In 2000, 2001 and 2002 the Executive Board consisted of 8, 10 and 13 members, respectively. 25% of the Executive Boards bonus was paid in stock and stock appreciation rights in 2001 and 2002. In 2000 and 2001 25% of the Board of Directors compensation was paid in stock and stock appreciation rights. See Note 8.

Back to Contents

41.      Significant subsidiaries and affiliated companies

Company name	Location, country:	Interest in percent	Consolidation method		Share Capital in thousends	Segment

Switzerland
Billag AG	Berne, Switzerland	100	full	CHF	100	Other
Bluewin AG2)	Zurich, Switzerland	100	full	CHF	80,000	Fixnet
cablex AG	Berne, Switzerland	100	full	CHF	5,000	Fixnet
conextrade AG	Zurich, Switzerland	100	full	CHF	10,000	Other
European PWLAN AG3)	Berne, Switzerland	100	full	CHF	250	Other
Infonet (Schweiz) AG	Berne, Switzerland	90	full	CHF	1,500	Enterprise Sol.
PubliDirect Holding AG	Zurich, Switzerland	49	equity	CHF	10,000	Fixnet
SICAP AG	Koniz, Switzerland	100	full	CHF	2,000	Mobile
Swisscom Broadcast AG4)	Berne, Switzerland	100	full	CHF	25,000	Other
Swisscom Directories AG	Berne, Switzerland	51	full	CHF	1,500	Fixnet
Swisscom Entreprise Solutions4)	Berne, Switzerland	100	full	CHF	75,000	Enterprise Sol.
Swisscom Fixnet AG4)	Berne, Switzerland	100	full	CHF	1,000,000	Fixnet
Swisscom Immobilien AG	Berne, Switzerland	100	full	CHF	100,000	Corporate
Swisscom IT Services AG5)	Berne, Switzerland	71.1	full	CHF	150,000	Other
Swisscom Mobile AG6)	Berne, Switzerland	75	full	CHF	100,000	Mobile
Swisscom Systems AG4)	Berne, Switzerland	100	full	CHF	70,000	Other
Unit,net AG7)	Zurich, Switzerland	49.9	equity	CHF	2,886	Enterprise Sol.
WORK_LINK AG	Berne, Switzerland	40	full	CHF	100	Corporate
Other countries
AUCS Communications Services v.o.f.1)	Hoofddorp, Netherlands	33.33	equity	EUR	—	Corporate
debitel group8)	Stuttgart, Germany	93	full	EUR	89,000	debitel
DANGAARD Telecom Holding A/S	Padborg, Denmark	21.52	equity	DKK	100,000	debitel
debitel Danmark A/S	Albertslund, Denmark	78.25	full	DKK	149,200	debitel
debitel France S.A.	Chaville, France	100	full	EUR	500	debitel
debitel Nederland B.V.9)	Hoofddorp, Netherlands	100	full	EUR	68	debitel
debitel Shop B.V.	Amersfoort, Netherlands	100	full	EUR	20	debitel
debitel telekomunikacije Slovenia d.d.	Ljubjlana, Slovenia	52	full	SIT	463,423	debitel
debitel Vertriebs GmbH	Stuttgart, Germany	100	full	EUR	26	debitel
debitel DANGAARD France SAS3)	Chaville, France	65	full	EUR	500	debitel
DGS (Dansk GSM Service A/S)	Padborg, Denmark	100	full	DKK	500	debitel
MIDRAY GmbH10)	Cologne, Germany	100	full	EUR	511	debitel
Videlec S.A.11)	Louviers, France	95.54	full	EUR	2,500	debitel
Videlec Distribution S.A.11)	Paris, France	99.72	full	EUR	1,000	debitel
Swisscom (Belgium) N.V.	Brussels, Belgium	100	full	EUR	62	Fixnet
Swisscom Carrier Services S.p.A.	Milan, Italy	100	full	EUR	300	Fixnet
Swisscom (Deutschland) GmbH	Frankfurt, Germany	100	full	EUR	26	Fixnet
Swisscom Deutschland Holding GmbH	Frankfurt, Germany	100	full	EUR	26	Corporate
Swisscom (France) SA	Paris, France	100	full	EUR	50	Fixnet
Swisscom Finance Ltd.	St. Helier, Jersey	100	full	EUR	64,468	Corporate
Swisscom (Netherlands) B.V.	Amsterdam, Netherlands	100	full	EUR	45,000	Fixnet/Corp.
Swisscom North America, Inc.	Washington D.C., USA	100	full	USD	—	Fixnet
Swisscom Re AG	Vaduz, Lichtenstein	100	full	CHF	1,000	Corporate
Swisscom (UK) Ltd.	London, Great Britain	100	full	GBP	—	Fixnet
Telecom FL AG	Vaduz, Lichtenstein	100	full	CHF	250	Fixnet
TelSource N.V.12)	The Hague, Netherlands	49	equity	EUR	91	Corporate

1.	Joint venture.
2.	Acquisition of 8% in 2002.
3.	Incorporation in 2002.
4.	Demerger from Swisscom AG as of January 1, 2002.
5.	Demerger from Swisscom AG as of October 1, 2001. Merger with AGI IT Services AG as of December 31, 2001.
6.	Demerger from Swisscom AG as of January 1, 2001. Sale of 25% holding to Vodafone plc at March 30, 2001.
7.	Acquisition of 49.9% on September 2, 2002.
8.	In 2002 Swisscom sold 2% of the outstanding shares to ElectronicPartners as a consideratione for exclusive distribution rights and acquired in 2002 0.8% of the outstanding shares from third parties. debitel is quoted on the Frankfurt stock exchange. The market capitalization at December 27, 2002 was EUR 680 million (CHF 986 million).
9.	Increase in holding from 60% to 100% in 2001. Acquisition of Talkline Netherlands B.V. as of November 5, 2001 and merger with debitel Nederland B.V.
10.	Former debitel Network Services GmbH.
11.	Acquisition by debitel in 2002. Videlec S.A. is quoted on Paris the stock exchange. The market capitalization at December 27, 2002 was EUR 8.4 million (CHF 12.1 million).
12.	Retains holding in Cesky Telecom, Czech Republic (Cesky). Cesky is quoted on Praque stock exchange. The market capitalization at December 27, 2002 was CZK 10,427 million (CHF 470 million).

Back to Contents

In 2002, the affiliated companies Auction Winter and UTA Telekom AG were sold. Blue Primus AG and Vesicom Kabelnetz AG were put into liquidation in 2002. Swisscom Immobilien Invest AG was merged with Swisscom Immobilien AG as of May 29 2002.

42.	Discontinuing operations

In December 1999, Swisscom entered into an agreement to sell its investment in Sterling Cellular Limited. The agreement closed in January 2000 and Swisscom received CHF 104 million in cash and had to settle liabilities of CHF 27 million in cash. The gain of CHF 69 million, net of income tax of CHF 19 million, includes the reversal of provisions that were not necessary. The gain was recorded in January 2000.

43.	Post Balance sheet events

Personnel reductions
On January 13, 2003 Swisscom announced the reduction of approximately 1,190 full-time equivalents (“FTEs”), of which 200 relate to Fixnet, 380 to Enterprise Solutions, 470 to Swisscom Systems AG, 80 to Swisscom IT Services AG and 60 to Headquarters. The expense relating to the 470 FTEs at Swisscom Systems AG was recorded in the 2002 financial statements as this reduction had been communicated prior to December 31, 2002. The reduction at Enterprise Solutions will be completed by the middle of 2004. The other Group companies’reductions will be completed by the end of 2003. It is expected that the charge for termination benefits will amount to approximately CHF 60 million in 2003.

Capital reduction
In addition to a dividend of CHF 12 per share, the Board of Directors has proposed a par value reduction of CHF 8 per share. This reduction has to be approved by the shareholders. Should this reduction be approved, Swisscom will pay CHF 530 million to its shareholders in the 3rd quarter of 2003.

Back to Contents

44.	Differences between International Financial Reporting Standards and U.S. Generally Accepted Accounting Principles

The consolidated financial statements of Swisscom have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP would have affected the balance sheet as of December 31, 2000, 2001 and 2002 and net income for each of the years in the three-year period ended December 31, 2002 to the extent described below. A description of the material differences between IFRS and U.S. GAAP as they relate to Swisscom are discussed in further detail below.

Reconciliation of net income from IFRS to U.S. GAAP
The following schedule illustrates the significant adjustments to reconcile net income in accordance with IFRS to the amounts determined in accordance with U.S. GAAP for each of the three years ended December 31.

CHF in millions		2000	2001	2002

Net income according to IFRS		3,156	4,964	824
U.S. GAAP adjustments:
a)	Capitalization of interest cost	9	(31)	(1)
b)	Retirement benefits	(60)	32	(17)
c)	Stock based compensation	45	(8)	9
d)	Termination benefits	(34)	50	(20)
e)	Write-down of long-lived assets	(24)	(30)	—
f)	Capitalization of software	(221)	(124)	—
g)	Discontinuing operations	(27)	—	—
h)	Impairment of investments	(9)	24	—
j)	Cross-border tax leases	(206)	14	(13)
k)	debitel purchase accounting	(490)	(142)	(82)
l)	Application of SAB 101	(25)	18	9
m)	Site restoration	(14)	18	14
n)	Telephone poles	—	10	4
o)	Goodwill amortization	—	—	304
o)	Goodwill impairment	—	1,130	(283)
p)	Dilution gains	(112)	(72)	—
q)	Derivative accounting	—	21	(21)
r)	Sale and leaseback transaction	—	(286)	30
s)	Income taxes	269	114	29

Net income before cumulative effect of accounting change according to U.S. GAAP		2,257	5,702	786

l) o) Cumulative effect of accounting change, net of tax		(169)	—	(1,649)

Net income (loss) according to U.S. GAAP		2,088	5,702	(863)

Back to Contents

The impact on U.S. GAAP basic and diluted earnings (loss) per share is as follows:

CHF	2000	2001	2002

Basic earnings per share before accounting change	30.69	77.53	11.62
Cumulative effect of accounting change	(2.30)	—	(24.38)

Basic earnings (loss) per share	28.39	77.53	(12.76)

Diluted earnings per share before accounting change	30.66	77.49	11.61
Cumulative effect of accounting change	(2.30)	—	(24.35)

Diluted earnings (loss) per share	28.36	77.49	(12.74)

The shares outstanding used to calculate basic and diluted earnings per share under U.S. GAAP are approximately the same as that used under IFRS.

Reconciliation of shareholders’ equity from IFRS to U.S. GAAP
The following is a reconciliation of the significant adjustments necessary to reconcile shareholders’ equity in accordance with IFRS to the amounts in accordance with U.S. GAAP as at December 31, 2000, 2001 and 2002.

CHF in millions		2000	2001	2002

Shareholders’ equity according to IFRS		8,570	12,069	7,299
U.S. GAAP adjustments:
a)	Capitalization of interest cost	81	50	49
b)	Retirement benefits	222	254	(136)
c)	Stock based compensation	21	(5)	4
d)	Termination benefits	—	50	30
e)	Write-down of long-lived assets	30	—	—
f)	Capitalization of software	124	—	—
g)	Discontinuing operations	—	—	—
h)	Impairment of investments	(33)	(9)	(9)
i)	Investments at fair value	143	—	—
j)	Cross-border tax leases	(314)	(300)	(313)
k)	debitel purchase accounting	(346)	(381)	107
l)	Application of SAB 101	(250)	(232)	(223)
m)	Site restoration	(57)	(39)	(25)
n)	Telephone poles	(21)	(11)	(7)
o)	Goodwill	—	1,130	(1,050)
r)	Sale and leaseback transaction	—	(286)	(256)
s)	Income taxes	(60)	4	117

Shareholders’ equity according to U.S. GAAP		8,110	12,294	5,587

a)	Capitalization of interest cost

Swisscom expenses all interest costs as incurred. U.S. GAAP requires interest costs incurred during the construction of property, plant and equipment to be capitalized.

The U.S. GAAP reconciliation includes adjustments arising from the application of the method prescribed by Statement of Financial Accounting Standards (SFAS) No. 34, ”Capitalization of Interest Cost”.

Back to Contents

The effect on capitalization of interest cost, corresponding additional depreciation expense on the increased amount of property, plant and equipment and the disposal of property would be as follows:

CHF in millions	2000	2001	2002

Interest capitalized during year	16	12	8
Depreciation expense	(7)	(8)	(9)
Disposal of property during year	—	(35)	—

Net income statement effect	9	(31)	(1)

CHF in millions	2000	2001	2002

Gross amount capitalized	115	88	96
Accumulated depreciation	(34)	(38)	(47)

Net amount capitalized	81	50	49

b)	Retirement benefits

For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 ”Employers’ Accounting for Pensions” and the disclosure is presented in accordance with SFAS 132 ”Employers’ Disclosures about Pensions and Other Postretirement Benefits”. Presented below are the disclosures required by U.S. GAAP that are different from that provided under IFRS. Except as described below, the plan liabilities and assets are the same under U.S. GAAP as IFRS. The difference in the balance sheet and income statement amounts are attributable to how and when the respective standards were implemented, and the recognition of a minimum liability in 2002 under U.S. GAAP.

The following weighted average assumptions were used in accounting for the defined benefit plan under U.S. GAAP:

	2000	2001	2002

Weighted average discount rate	4.25%	4.25%	3.90%
Rate of increase in future compensation levels	3.00%	3.10%	3.10%
Expected long-term rate of return on plan assets	5.50%	5.50%	5.50%

Effective January 1, 2003, Swisscom reduced the expected long-term rate of return on plan assets to 5%.

Net periodic pension cost includes the following components:

CHF in millions	2000	2001	2002

Service cost on benefits earned	147	154	178
Interest cost on projected benefit obligation	256	258	261
Expected return on plan assets	(202)	(213)	(248)
Amortization of prior service cost	22	21	29

Net periodic pension cost before curtailment and special termination benefits	223	220	220
Curtailment and special termination benefits	127	—	—

Net periodic pension cost under U.S. GAAP	350	220	220
Net periodic pension cost under IFRS. See Note 9	290	252	203

Difference between U.S. GAAP and IFRS	(60)	32	(17)

Back to Contents

The status of the pension plan is as follows:

CHF in millions	2000	2001	2002

Benefit obligation:
At beginning of year	5,814	6,259	6,316
Service cost on benefits earned	147	154	178
Interest cost on projected benefit obligation	256	258	261
Contributions of plan participants	101	106	88
Net transfers	(183)	(117)	(3)
Benefits paid	(93)	(258)	(214)
Actuarial loss (gain)	100	(258)	100
Plan amendments	—	81	—
Curtailment and special termination benefits	83	—	—
Acquisition	34	91	—

Benefit obligation at end of year	6,259	6,316	6,726

Plan assets at fair value:
At beginning of year	3,419	3,941	4,562
Actual return on plan assets	50	(158)	(195)
Employer contributions	624	962	321
Contributions of plan participants	101	106	88
Net transfers	(183)	(117)	(3)
Benefits paid	(93)	(258)	(214)
Acquisition	23	86	—

Plan assets at fair value at end of year	3,941	4,562	4,559

Benefit obligation in excess of plan assets	2,318	1,754	2,167
Minimum liability adjustment	—	—	683
Unrecognized actuarial loss	(336)	(451)	(993)
Unrecognized prior service cost	(279)	(339)	(310)

Accrued pension cost under U.S. GAAP	1,703	964	1,547
Accrued pension cost under IFRS. See Note 9	1,925	1,218	1,101

Difference between U.S. GAAP and IFRS*	222	254	(446)

* In 2002, CHF 310 million was allocated to intangible assets and CHF 136 million to other comprehensive income (reduction of equity).

The benefit obligation at January 1, 2000 is CHF 60 million greater under U.S. GAAP than under IFRS. This difference is attributable to the recognition of curtailment gains relating to the outplacement program in 1999 under IFRS. Under U.S. GAAP neither the expense associated with the outplacement program nor the curtailment gain met the criteria for recognition in 1999 and was recognized in 2000 under U.S. GAAP.

In contrast to the projected benefit obligation, the accumulated benefit obligation does not include an assumption about future compensation levels in determining the actuarial present value of benefits based on employee service and compensation as of a certain date. Under U.S. GAAP, the pension liability cannot be less than the amount by which the accumulated benefit obligation exceeds plan assets. If an additional minimum liability is recognized, an intangible asset up to the amount of the unrecognized prior service cost is also recognized and the remaining amount is recorded as part of other comprehensive income (reduction of equity) net of income taxes.

A minimum liability adjustment of CHF 683 million was recorded for U.S. GAAP purposes in 2002, of which CHF 310 million, reflecting the unrecognized prior service cost, was recorded as an intangible asset and the remaining CHF 373 million was recorded, net of tax of CHF 86 million, in other comprehensive income (reduction of equity).

Net transfers represents the net amount of transfers out, which represent payments made on behalf of former employees to the pension plans of their new employer that reduce both the plan assets and liabilities, and transfers in, which represent the increase to both the asset and liabilities when employees join Swisscom and transfer assets and liabilities from their previous employer.

Back to Contents

c)	Stock based compensation

Stock Appreciation Rights

Until December 31, 2000, Swisscom did not recognize any expenses associated with stock appreciation rights under IFRS. Effective January 1, 2001, Swisscom changed its accounting for stock options granted to employees and members of the Executive Board and Board of Directors. Stock options and stock appreciation rights are now valued at market value on the grant date and recorded over the full vesting period under personnel expenses. Under IFRS, Swisscom restated all periods presented.

As a consequence of the change in accounting under IFRS, management decided to change from the intrinsic-value-based method under Accounting Principles Board Opinion No. 25 (“APB 25”) to the fair-value-based method under SFAS 123 for purposes of U.S. GAAP. SFAS 123 requires the change to be made prospectively, and, therefore, SFAS 123 is applied only to stock appreciation rights granted since 2001 and there is no difference between IFRS and U.S. GAAP relating to these grants. However, grants made prior to January 1, 2001 continue to be accounted for under APB 25, which requires that compensation costs be recognized on appreciation rights measured as the current period appreciation in the share price over the vesting period. Accordingly, the difference in accounting between IFRS and SFAS 123 of the 2001 appreciation of CHF 8 million has been recorded as personnel expenses and the 2000 and 2002 depreciation of CHF 45 million and CHF 9 million, respectively, have been recorded as a reduction of personnel expenses. At December 31, 2002, the liability recognized under IFRS that is eliminated under U.S. GAAP was CHF 12 million. The determination of the adjustment was based on a weighted average base appreciation price of CHF 321.

A summary of Swisscom’s stock based compensation transactions is shown below:

	2000	Weighted average exercise price	2001	Weighted average exercise price	2002	Weighted average exercise price

Outstanding at January 1	256,236	319	253,664	321	312,173	336
Options granted	3,210	485	61,140	395	62,180	492
Options lapsed	(5,782)	316	(2,631)	316	(8)	316

Outstanding at December 31	253,664	321	312,173	336	374,345	362

Options exercisable	—	—	—	—	—	—

The following table summarizes Swisscom’s stock options and stock appreciation rights outstanding at December 31, 2002:

Range of exercise prices	Number outstanding at December 31, 2002	Weighted average remaining contractual life	Weighted average exercise price

CHF 316	238,263	0.8	CHF 316
CHF 375 – CHF 400	62,242	2.9	CHF 382
CHF 475 – CHF 500	62,690	4.2	CHF 485
CHF 501 – CHF 600	11,150	4.0	CHF 552

	374,345	1.8	CHF 362

At December 31, 2002, no stock based compensation awards were exercisable.

Back to Contents

As Swisscom followed the intrinsic-value approach prescribed in APB 25 for accounting for appreciation rights until December 31, 2000, the fair-value disclosure requirements of SFAS 123 will continue to be presented for those plans. Had Swisscom accounted for those stock appreciation rights in accordance with SFAS 123, net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

CHF in millions	2000	2001	2002

Net income (loss)
As reported	2,088	5,702	(863)
Pro forma	2,043	5,710	(872)

CHF
Basic earnings (loss) per share
As reported	28.39	77.53	(12.76)
Pro forma	27.78	77.64	(12.89)

Diluted earnings (loss) per share
As reported	28.36	77.49	(12.74)
Pro forma	27.75	77.59	(12.88)

The fair value of the stock appreciation rights issued was calculated at the grant date and was based upon the call options purchased from a third party to settle the appreciation rights. Assumptions used in the calculation of the fair value for purposes of this transaction were as follows: dividend yield of 3.33%, expected volatility of 50%, risk free interest rate of 2.46%, and expected life of 5 years. The weighted average fair-value of stock appreciation rights granted was CHF 124. For a further description of stock based compensation plans see Note 8.

Put Options
In connection with the 1998 Leveraged Executive Asset Plans (”LEAPs”), Swisscom issued 23,276 shares to employees that give them the option of putting the shares back to Swisscom at the initial offering price if the market price of the share on the exercise date is less than the initial public offering price. For U.S. GAAP purposes these shares, with a carrying value of CHF 8 million, are considered to be temporary equity, and have been reclassified to be excluded from shareholders’ equity.

The amount presented as the U.S. GAAP difference for stock compensation is the combination of the adjustment for stock appreciation rights and the put options.

d)     Termination benefits

During 1999, Swisscom established an outsourcing program as part of its program to reduce the number of employees. The CHF 65 million charge under IFRS includes CHF 34 million related to employees that had not entered the program at December 31, 1999. The expense recognition criteria were not met under U.S. GAAP until 2000 and therefore the amount was recognized in 2000.

In 2001, Swisscom offered to certain employees born between 1946 and 1950 an early retirement plan. The CHF 50 million recognized in 2001 under IFRS represents the present value, discounted using a rate of 2.5%, of the amount that will be paid to the employees over the period that they are not providing service to Swisscom. Under U.S. GAAP the costs are to be accrued over the remaining service period of the employees. As the plan was introduced at the end of 2001, the entire amount was reversed in 2001 under U.S. GAAP. In 2002, Swisscom revised its estimate under IFRS downwards by CHF 13 million to CHF 37 million and recorded interest expense of CHF 2 million. The amount accrued under U.S. GAAP in 2002 was CHF 9 million.

Back to Contents

The U.S. GAAP adjustments that impact the balance sheet consist of the following:

CHF in millions	2000	2001	2002

Accrued liabilities under IFRS	—	50	39
Accrued liabilities under U.S. GAAP	—	—	9

Effect on shareholders' equity	—	50	30

CHF in millions	2000	2001	2002

Operating expense (benefit)	—	50	(13)
Interest expense	—	—	2

Total IFRS expense (benefit)	—	50	(11)
Total U.S. GAAP expense	34	—	9

Difference	(34)	50	(20)

e)      Write-down of long-lived assets

In 1997 Swisscom recorded an impairment charge of CHF 107 million relating to the write down of certain property, plant and equipment to their realizable value. In determining the realizable amount, Swisscom discounted future cash flows expected to result from the use and eventual disposition of these assets. Under U.S. GAAP, the assets recoverable amount is determined using undiscounted cash flows. The recoverable amount based on undiscounted cash flow exceeded the carrying value and therefore the impairment charge under IFRS was reversed.

As the assets were not written down under U.S. GAAP, additional depreciation expense of CHF 24 million and CHF 30 million has been recognized in the years ended December 31, 2000 and 2001, respectively. At December 31, 2001 these assets were fully depreciated.

f)      Capitalization of software

Prior to the adoption of IAS 38 “Intangible Assets” on January 1, 2000, Swisscom expensed software costs as incurred. Under U.S. GAAP, external consultant costs incurred in the development of software for internal use have been capitalized from January 1, 1995. These costs are amortized over a three-year period.

There is no material difference between the policy for capitalizing software under IFRS as compared to U.S. GAAP as of January 1, 2000. Accordingly, under U.S. GAAP, Swisscom recognized additional amortization expense relating to the software that was capitalized at December 31, 1999. At December 31, 2001 capitalized software was fully amortized.

CHF in millions	2000	2001	2002

Software capitalized during year	—	—	—
Amortization expense	(221)	(124)	—

Net income statement effect	(221)	(124)	—

CHF in millions	2000	2001	2002

Gross amount capitalized	966	220	198
Accumulated amortization	(842)	(220)	(198)

Net amount capitalized	124	—	—

In 2001 and 2002, CHF 746 million and CHF 22 million, respectively have been recorded as disposals of gross amounts capitalized and accumulated amortization.

Back to Contents

g)      Discontinuing operations

In connection with the disposal of its equity affiliate Sterling Cellular Communications, in 2000 Swisscom recognized, under U.S. GAAP, an expense of CHF 27 million that was recognized in prior periods under IFRS as the expense criteria were not met under U.S. GAAP until 2000.

h)      Impairment of investments

Under IFRS, Swisscom reversed a write-down of CHF 9 million relating to its investment in Intelsat in 2000. Under U.S. GAAP once a security is written down the new value becomes its carrying value and it is not subsequently reversed.

As described in Note i) below, in 2001, Swisscom reduced the carrying value of its shares in Infonet to its fair value and recorded a charge for the other than temporary decline in value. As the carrying value of the shares was CHF 24 million greater under IFRS compared to U.S. GAAP, the amount of the charge under IFRS was CHF 24 million greater and was reversed in the reconciliation to U.S. GAAP.

i)      Investments at fair value

As described in Note 24 and Note 26, Swisscom has an investment in Infonet and holds 28,918,263 Class A shares and 54,386,145 Class B shares. The difference between Class A and Class B shares is that Class A shares have 10 votes versus 1 vote for Class B shares. Class B shares are publicly traded in the United States. The Class A shares can be converted into Class B shares on a one-to-one basis. Swisscom’s total voting interest is 17.3% and its participation interest is 18%.

Prior to the adoption of IAS 39, the shares were recorded at historical cost under IFRS. Upon the adoption of IAS 39 as at January 1, 2001, Swisscom recorded the investment at fair value consistent with U.S. GAAP. As described in note h) above, the difference between carrying value and market value was CHF 24 million greater under U.S. GAAP.

In 2000, Swisscom sold shares in Infonet. Under IFRS and U.S. GAAP the gain on sale of CHF 32 million was calculated using the weighted average cost of the shares held. Under U.S. GAAP average cost would be reduced by the valuation allowance described in Note h). This allowance would not have had a material impact on the gain on sale and accordingly, is not shown as a reconciling item.

The market value at December 31, 2001 was CHF 4.07. Accordingly, the carrying value under U.S. GAAP at December 31, 2001 was CHF 339 million. As the shares of Infonet declined in value below cost, there was a cumulative loss of CHF 219 million recorded in equity at year-end under both IFRS and U.S. GAAP. Management believed the substantial decline in the value of the shares and the length of time that they were below cost provided objective evidence that this investment was impaired. Accordingly, Swisscom removed the CHF 219 million from equity and recorded it under financial expense. As described in Note h) above, the adjustment to reduce the carrying value under U.S. GAAP was CHF 24 million lower than IFRS since CHF 24 million was previously recorded under U.S. GAAP.

At December 31, 2002 the market value of Infonet had fallen to USD 1.98, (CHF 2.74). Refer to note 26.

j)      Cross-border tax leases

As described in Note 27, in 1999, 2000 and 2002, Swisscom entered into a series of transactions in which it placed a total of CHF 3,786 million into trusts or entered into non-refundable payment undertaking agreements with financial institutions with minimal credit risk. Swisscom concluded that these transactions lacked economic substance under IFRS and were not recognized as the definition of an asset and liability had not met. Under U.S. GAAP both the asset and liability of CHF 3,786 million would be recorded on the balance sheet. In addition under U.S. GAAP, Swisscom would recognize rental income, depreciation expense and interest expense associated with these leases. The terms of the asset deposited in the trust are exactly the same as the debt obligation and therefore the only income statement effect is the profit on the transaction. The effect of such accounting would be to recognize the profit from each of the transactions CHF 108 million, CHF 214 million and CHF 28 million respectively, over the life of the leases, which range from 13 to 30 years. Accordingly, in 2000, 2001 and 2002 Swisscom has recognized income of CHF 8 million, CHF 14 million and CHF 15 million, respectively relating to the leases. There will be no expected cash receipts or payments in the future as both the assets and liabilities will decline equally over the term of the lease.

Back to Contents

k)      debitel purchase accounting

Pro forma information
As described in Note 25, during 2001, Swisscom acquired an additional 20% interest in debitel for CHF 928 million. The unaudited pro forma combined historical results, using U.S. GAAP amounts as if this additional 20% interest was acquired on January 1, 2000 is also presented below. The pro forma effect of the acquisition on the results for 2001 is insignificant.

CHF in millions, except per share amounts, (unaudited)	2000

Net sales	14,060
Net earnings	1,967

Per share
Basic	26.75
Diluted	26.73

The pro forma results include amortization of goodwill, customer lists, interest expense on debt issued and loss of interest income on cash proceeds utilized. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of the fiscal period presented, nor are they necessarily indicative of future consolidated results. The pro forma results have not been adjusted to remove the expense associated with the debitel put options of CHF 329 million – see below.

Difference in basis
With respect to the acquisition in 2001, under U.S. GAAP, Swisscom assigned CHF 238 million of the purchase price to customer list and reduced goodwill recorded under IFRS by a corresponding amount. The customer list will be amortized over a three-year period. As a result of this adjustment a deferred tax liability of CHF 95 million would be recorded and goodwill would be increased by a corresponding amount. In addition, as a result of recording impairment in 2000 relating to the put option described below, the amount assigned to goodwill was CHF 329 million lower under U.S. GAAP compared to IFRS.

debitel put options
Swisscom aqcuired its additional 20% interest in debitel pursuant to the exercise by two shareholders of options that allowed them to put 17,862,761 shares of debitel to Swisscom. As at December 31, 2000, the market price of debitel was EUR 21.9 (CHF 33.3) and the put price was EUR 34 (CHF 51.7). The difference between the put price and the fair value is accounted for as a preferential dividend to the minority interest, and the amount of the charge was determined by multiplying the difference between the put price and the fair value by the number of shares that can be put back to Swisscom. Under IFRS, there is no separate accounting for these types of financial instruments. Under U.S. GAAP an expense of CHF 329 million would have been recognized in the income statement. As this transaction closed in October 1999, the guidance in EITF 00-4 “Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in that Subsidiary” was not followed.

One shareholder exercised its option in January 2001 for CHF 468 million and the other shareholders exercised its option in July 2001 for CHF 460 million. CHF 906 million has been recorded as goodwill under IFRS and is being amortized over ten years. Under U.S. GAAP, the CHF 329 million that was recorded as a liability at December 31, 2000 would have reduced the amount of the purchase price assigned to goodwill in 2001.

Back to Contents

The (increase) decrease in amortization expense and the put option impairment charge under U.S. GAAP compared to IFRS is summarized as follows:

CHF in millions	2000	2001

Goodwill	17	48
Customer List	(178)	(190)
Put Option	(329)	—

Total	(490)	(142)

The increase (decrease) in the carrying value of goodwill, the customer list and the put option impairment between IFRS and U.S. GAAP in 2000 and 2001, is summarized as follows:

CHF in millions	2000	2001

Goodwill	(148)	(567)
Customer List	131	186
Put Option	(329)	—

Total	(346)	(381)

During the year ended December 31, 2002, amortization expense relating to the customer list would have been CHF 82 million and the unamortized balance would have been CHF 107 million. As described in o) below, the entire amount of goodwill relating to debitel was impaired during 2002. Under IFRS, no amount was allocated to customer list, and accordingly, there is no balance or amortization expense.

l)     Application of SAB 101

The staff of the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin 101 that addresses Revenue Recognition. Under this guidance, revenue earned from access and similar charges should be recognized over the estimated life of the customer relationship. Swisscom previously recognized revenue immediately upon connection or similar activity. Swisscom determined the effect of applying this guidance and recorded the difference of CHF 169 million, net of tax of CHF 56 million, relating to prior periods as a cumulative adjustment to the income statement in 2000. The difference of CHF 25 million between the revenue recorded under IFRS in 2000 and the revenue recorded following the guidance of SAB 101 for the year ended December 31, 2000 has been reflected in the reconciliation of net income. In 2001 and 2002, the effect of the deferred and released revenue from prior periods amounted to CHF 18 million and CHF 9 million, respectively, which has been recorded as an addition to net revenue. SAB 101 allows companies to defer costs directly associated with revenue that has been deferred. Swisscom has elected not to defer any such costs.

m)     Site restoration

As described in Note 28, under IAS 37 Swisscom discounted the total provision for dismantlement of analog transmitter stations and mobile stations to its present value and recorded the cost and accumulated depreciation at January 1, 2000 to property, plant and equipment. Under U.S. GAAP, Swisscom accrues the cost of dismantlement over the estimated useful life of the transmitter and mobile stations. In addition, under U.S. GAAP, a corresponding adjustment is not recorded relating to property, plant and equipment.

As a result, under U.S. GAAP, the establishment of property plant and equipment would be reversed and the liability would be increased. The effect would be as follows:

Back to Contents

Reversal of property plant and equipment:

CHF in millions	Property, plant and equipment	Accumulated Depreciation	Net book value

January 1, 2000	170	(139)	31
Depreciation expense	—	(6)	(6)

December 31, 2000	170	(145)	25
Additions	22	—	22
Disposals	(12)	6	(6)
Depreciation expense	—	(7)	(7)

December 31, 2001	180	(146)	34
Additions	3	—	3
Depreciation expense	—	(5)	(5)

December 31, 2002	183	(151)	32

At December 31, 2002, the U.S. GAAP adjustments that impact the balance sheet consist of the following:

CHF in millions	2000	2001	2002

Remove adjustment to property, plant and equipment	(25)	(34)	(32)
Increase non-current accrued liabilities	(32)	(5)	7

Effect on shareholders' equity	(57)	(39)	(25)

The difference between the components for site restoration expense between IFRS and U.S. GAAP consist of the following:

CHF in millions	2000	2001	2002

Operating expenses	—	8	(3)
Depreciation expense	6	7	5
Interest expense	14	26	22

Total IFRS expense	20	41	24
Total U.S. GAAP expense	34	23	10

Difference	(14)	18	14

n)     Telephone poles

Under IAS 37, Swisscom discounted the accrual for dismantlement of telephone poles to its present value. This resulted in a reduction of the liability and an increase in equity of CHF 21 million for the year ended December 31, 2000. Under U.S. GAAP, this adjustment is reversed, as the liability is not discounted. For the years ended December 31, 2001 and 2002 the interest expense recorded as an addition to the liability in the amount of CHF 1 million for 2001 and 2002 under IFRS is reversed. Due to a change in law the accrual for dismantlement was reassessed in 2001 and a decrease was recorded. Due to the fact that under U.S. GAAP the liability is not discounted the decrease is higher and additional income is recorded in the amount of CHF 9 million. A reassessment of the liability in 2002 resulted in a decrease of the liability and additional income recorded in the amount of CHF 3 million.

o)     Goodwill amortization and impairment

As described in Note 25, Swisscom recorded an impairment charge of CHF 1,130 million in 2001 relating to goodwill of debitel. Under IFRS, this analysis was based on the projected future cash flow discounted by a weighted average cost of capital. Under U.S. GAAP, Swisscom applied the concepts of SFAS 121 “Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be disposed of”. As the undiscounted cash flows exceeded the carrying value of the asset, there was no impairment under U.S. GAAP in 2001. In June 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets" which supersedes SFAS 121. Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized, but rather must be tested for impairment upon adoption and at least annually thereafter. Separable intangible assets with definite lives continue to be amortized over their useful lives. On January 1, 2002, Swisscom adopted the provisions of SFAS 142.

Back to Contents

Under IFRS, CHF 304 million of amortization expense relating to goodwill was recognized in 2002. This entire amount was eliminated under U.S. GAAP.

The goodwill balance as of December 31, 2001, under U.S. GAAP was CHF 2,778 million, relating primarily to debitel. The process to determine the amount of the impairment under U.S. GAAP consists of two steps. The first step compares the fair value of debitel to Swisscom’s carrying value of debitel. The determination of the fair value was the same as that described in Note 25 for IFRS. At January 1, 2002, Swisscom’s carrying value exceeded the fair value, which required the second step to be performed. Under the second step, an impairment charge is recorded for the amount that the carrying value exceeds the implied fair value. The implied fair value of goodwill is determined as if the acquisition of debitel took place on January 1, 2002. This process required Swisscom to allocate the fair value at that date to all of the assets and liabilities of debitel. The number of customers at debitel had increased significantly since the original purchase price allocation. Consequently, a greater portion of the fair value at January 1, 2002, was allocated to customer lists. As the overall fair value had declined and a greater percentage was allocated to customer lists, a smaller amount was attributed to the implied fair value of goodwill, and Swisscom recorded an impairment charge of CHF 1,649 million on adoption of SFAS 142 on January 1, 2002.

Under IFRS, Swisscom recorded an impairment charge of CHF 702 million in 2002. Under U.S. GAAP, Swisscom went through the two-step process described in the proceeding paragraph. As the overall fair value had declined further, the implied fair value of goodwill at December 31, 2002 was zero, and Swisscom recorded an impairment charge of CHF 985 million under U.S. GAAP.

The difference between the impairment charge under IFRS and U.S. GAAP is summarized below:

CHF in millions	2000	2001	2002

IFRS impairment charge	—	1,130	702

U.S. GAAP impairment charge on adoption of SFAS 142	—	—	1,649
U.S. GAAP impairment charge during the year	—	—	985
Total U.S. GAAP impairment charge	—	—	2,634

Difference(1)	—	1,130	(1,932)

(1) In 2002, CHF 1,649 million was recorded as a cumulative effect of accounting change, with no tax benefit.

 At December 31, 2002, the U.S. GAAP adjustments that impact the balance sheet consist of the following:

CHF in millions	2000	2001	2002

Increase (decrease) goodwill	—	1,130	(1,050)

Effect on shareholders' equity	—	1,130	(1,050)

This difference relates to goodwill of debitel that will continue to be amortized under IFRS.

Back to Contents

The changes in the carrying amount of goodwill for the year ended December 31, 2002 under U.S. GAAP are as follows:

CHF in millions	Fixnet	debitel	Other	Total

January 1, 2002	2	2,674	102	2,778
Adoption of SFAS 142	—	(1,649)	—	(1,649)
Additions	36	15	—	51
Impairment	—	(985)	—	(985)
Disposals	—	(37)	—	(37)
Translation effects	—	(18)	—	(18)

December 31, 2002	38	—	102	140

Adjusted net income (loss):

CHF in millions	December 31, 2000	December 31, 2001	December 31, 2002

Reported net income (loss)	2,088	5,702	(863)
Add back: Goodwill amortization	307	342	—

Adjusted net income (loss)	2,395	6,044	(863)

The following tables present our 2000 and 2001 results on a basis comparable to the 2002 results, adjusted to exclude amortization expense related to goodwill.

Basic earnings (loss) per share:

in CHF	December 31, 2000	December 31, 2001	December 31, 2002

Reported basic EPS	28.39	77.53	(12.76)
Goodwill amortization	4.17	4.65	—

Adjusted basic EPS	32.56	82.18	(12.76)

Diluted earnings (loss) per share:

in CHF	December 31, 2000	December 31, 2001	December 31, 2002

Reported basic EPS	28.36	77.49	(12.74)
Goodwill amortization	4.17	4.65	—

Adjusted diluted EPS	32.53	82.14	(12.74)

In 2000, Swisscom presented a cumulative effect of accounting change . The adjusted income before the cumulative accounting change would have been CHF 2,564 million, and the per share amounts would have been CHF 34.86 and CHF 34.83 for basic and diluted, respectively.

Back to Contents

Swisscom’s intangible assets that are subject to amortization, the amortization expense in 2002 and the expected amortization expense for the 5 years ended December 31, 2007 are summarized below:

CHF in millions	Gross carrying amount	Accumulated amortization

Amortized intangible assets:
As of December 31, 2002
Customer lists	580	(473)
Internally generated	275	(132)
Other assets	318	(107)

Total	1,173	(712)

Aggregate amortization expense:
For year ended December 31, 2002		206

Estimated amortization expense:
For year ended December 31, 2003		172
For year ended December 31, 2004		115
For year ended December 31, 2005		90
For year ended December 31, 2006		42
For year ended December 31, 2007		42

p)	Dilution gains

Swisscom's assets increased when a subsidiary and an equity affiliate sold common stock to other parties for an amount greater than Swisscom's carrying value. Under IFRS, all dilution gains were recorded in the income statement (CHF 80 million relating to Bluewin and CHF 32 million relating to UTA in 2000 and CHF 72 million relating to AGI IT Services AG in 2001). As a result of the recurring losses and start-up nature of these businesses, based on guidance issued by the Staff of the U.S. Securities and Exchange Commission, Swisscom has removed the gain from the income statement and recorded this increase directly to equity under U.S. GAAP.

q)	Derivative accounting

As described in Note 26, Swisscom subscribed for CHF 100 million of new shares in Swiss for CHF 56 per share effective November 2, 2001. The shares were issued to Swisscom on December 21, on which date the market value of these shares amounted to CHF 79 million. The difference between the commitment price and the market price of CHF 21 million was recorded under financial expense for IFRS purposes. At December 31, 2001, Swisscom recorded a fair value adjustment of CHF 3 million, net of taxes of CHF 1 million, being the difference between the year-end price of CHF 46 and the issue price of CHF 44 through equity. There are restrictions on Swisscom’s ability to sell the shares. Accordingly, under U.S. GAAP, the agreement to buy the shares would not be considered a derivative instrument based on the guidance contained in SFAS 133 Implementation Issue No. A14. Therefore, the CHF 21 million difference in commitment price and market price at the date of the issue would be recorded in equity as a fair value adjustment and not taken to the income statement.

At December 31, 2002, Swisscom determined that its investment in Swiss was impaired and recorded an impairment charge of CHF 41 million in the income statement. Under U.S. GAAP, the CHF 21 million that was recorded in equity in 2001 was removed from equity and taken to the income statement.

r)	Sale and leaseback transaction

In March 2001 Swisscom entered into two master agreements for the sale of real estate. The first relates to the sale of 30 commercial and office properties for CHF 1,272 million to a consortium led by Credit Suisse Asset Management. The second concerns the sale of 166 commercial and office properties for CHF 1,313 million to PSP Real Estate AG and WTF Holding (Switzerland) Ltd. At the same time Swisscom entered into agreements to lease back part of the sold property space. The gain on the sale of the properties after transaction costs of CHF 105 million and including the reversal of environmental provisions (see Note 28), was CHF 807 million under IFRS.

Back to Contents

A number of the leaseback agreements are accounted for as finance leases under IFRS and the gain on the sale of these properties of CHF 239 million is deferred and released to income over the individual lease terms. See Note 30. The accounting is similar under U.S. GAAP. The remaining gain of CHF 568 million represents the gain on the sale of buildings which were either sold outright or which under IFRS qualify as operating leases. Under IFRS, the gain on a leaseback accounted for as an operating lease is recognized immediately. Under U.S. GAAP, the gain is deferred and amortized over the lease term. If the lease back was minor, the gain was immediately recognized. In addition, certain of the agreements did not qualify as sale and leaseback accounting because of continuing involvement. These transactions are accounted for under the finance method and the sales proceeds would be reported as a financing obligation and the properties would remain on the balance sheet and would be depreciated as in the past. The lease payments would be split into an interest part and an amortization of the obligation.

The differences are the following:

CHF in millions	2001	2002

Fixed assets	(292)	(288)
Deferred gain	(40)	(13)
Finance obligation/Lease liability	46	45

Total difference on balance sheet items	(286)	(256)

(Gain deferred under U.S. GAAP) / release of deferred gain	(242)	27
Depreciation expense/Impairment loss	(43)	4
Interest expense.	—	1
Lease cost	(1)	(2)

Total difference in income statement	(286)	30

Under IFRS, for the buildings qualifying as finance leases, Swisscom adjusted the carrying value of the fixed assets, when the transaction was first recorded in March 2001, by the gain of CHF 239 million, to the selling price. The increase in the value of the asset is deferred and is included within other long-term liabilities. Under U.S. GAAP, Swisscom reversed this amount and also recorded additional losses on certain properties, reflecting the different accounting treatment described above, when the transaction was first recorded in 2001. As a result, fixed assets were reduced by CHF 292 million and CHF 288 million in 2001 and 2002, respectively.

Swisscom deferred an additional CHF 260 million under U.S. GAAP, of which CHF 18 million was released in 2001 and CHF 27 million in 2002.

s)     Income taxes

Prior to January 1, 1998 Swisscom was not required to pay income taxes. Effective January 1, 1998, Swisscom is subject to normal corporate taxation and up to the end of 2001 its income was subject to a weighted average statutory rate of 25%. In 2002, Swisscom transferred its operations from Swisscom AG to newly formed subsidiaries, which are each subject to individual tax rates. This resulted in a decrease in the weighted average statutory rate from 25% to 23%. The deferred tax assets and liabilities were adjusted to reflect these changes resulting in a one-time charge of CHF 119 million.
Income before income taxes, equity in net (loss) income of affiliated companies, minority interest and change in accounting principle consists of the following:

	2000	2001	2002

Switzerland	1,526	5,935	2,147
Foreign	(347)	(156)	(2,468)

Total	1,179	5,779	(321)

Back to Contents

Income tax expenses would be allocated as follows:

	2000	2001	2002

Current
Switzerland	406	469	74
Foreign	52	30	49

Total current	458	499	123

Deferred
Switzerland	46	(554)	235
Foreign1)	(114)	(74)	(26)

Total deferred	(68)	(628)	209
Allocated to cumulative effect of change in accounting principle	(56)	—	—

Total income taxes	334	(129)	332

1)	2000 includes a benefit of CHF 37 million resulting from the reduction of tax rates in Germany.

Back to Contents

The components of deferred taxes under U.S. GAAP at December 31, 2000, 2001 and 2002 are presented below:

CHF in millions	2000	2001	2002

Deferred tax asset:
Current liabilities	62	58	51
Accrued pension cost	267	63	152
Intangible assets	—	747	346
Other current and non current assets	36	75	88
Tax losses	56	80	190
Less: allowance	(41)	(71)	(89)

Total deferred tax asset	380	952	738

Deferred tax liabilities:
Property, plant and equipment	(423)	(449)	(406)
Trade receivables and other current assets	(32)	(32)	(6)
Other non-current assets	(74)	(100)	(67)
Accrued liabilities	(46)	(23)	(28)
Investments	(30)	—	—

Total deferred tax liabilities	(605)	(604)	(507)

Net deferred tax (liability) asset under U.S. GAAP	(225)	348	231
Net deferred tax (liability) asset under IFRS	(165)	344	114

Difference between U.S. GAAP and IFRS	(60)	4	117

The components of income tax expense are:
Current tax expense	458	499	123
Deferred tax (benefit) expense	(68)	(628)	209
Allocated to cumulative effect of change in accounting principle	(56)	—	—

Income tax expense (benefit) under U.S. GAAP	334	(129)	332

Income tax expense (benefit) under IFRS	640	(15)	361
Allocated to discontinuing operations	19	—	—

Total income tax expense (benefit) under IFRS	659	(15)	361

Difference between U.S. GAAP and IFRS	325	114	29

In 2000, CHF 56 million tax expense is allocated to the change in accounting principle and CHF 269 million is included in continuing operations.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax authority. The following amounts, determined after appropriate offsetting are shown in the consolidated balance sheet at December 31, 2002:

CHF in millions	2002

Deferred tax assets (short term)	249
Deferred tax assets (long term)	398
Deferred tax liabilities (short term)	(4)
Deferred tax liabilities (long term)	(412)

Net deferred tax asset under U.S. GAAP	231

Back to Contents

Other Disclosures

SFAS 133 – “Accounting for Derivative Instruments and Hedging Activities”

Effective January 1, 2001, Swisscom adopted SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). The application of this standard is similar, as it applies to Swisscom, to IAS 39. See Note 35. There are differences in how the standards are adopted. SFAS 133 requires the change to record certain financial instruments to fair value to be presented as a cumulative change in accounting principle. Under IFRS the change for these financial instruments was recorded as an adjustment to retained earnings. There is no difference in the carrying value on the balance sheet at December 31, 2001 and 2002. As the effect of recording these financial instruments was only CHF 3 million, Swisscom has not presented this as a reconciling item.

Swisscom Mobile AG – Minority Interest

As described above, Swisscom sold 25% of its interest in Swisscom Mobile AG during 2001. While there are differences between U.S. GAAP and IFRS as it relates to this entity, both the carrying value at the time of the sale as well as subsequent activity, the effect on minority interest was insignificant to present a reconciling item.

Investments

The following schedule provides on a U.S. GAAP basis selected aggregated key data of Swisscom’s equity investees as required by Rule 4-08(g) of Regulation S-X.

CHF in millions	2000	2001	2002

Statement of operations:
Net revenues	983	723	278
Total operating expenses	(1,286)	(1,037)	(318)

Operating loss	(303)	(314)	(40)

Net income	5,232	283	266
Balance sheet:
Current assets	708	363	139
Non-current assets	1,965	1,572	1,464
Current liabilities	711	384	148
Long-term liabilities	1,534	621	106

Shareholders’ equity	428	930	1,349

The largest entity included in the information above is Swisscom's 49% interest in TelSource NV whose only asset is a 27% interest in Cesky Telecom, a company that is publicly traded in the Czech Republic. During 2002, the market value of Swisscom's investment in Cesky Telecom exceeded the carrying value. At December 31, 2002, the market value was CHF 479 million compared to the carrying value of 676 million. At December 31, 2001 the market value was CHF 724 million and the carrying value CHF 662 million and at December 31, 2000, the market value was CHF 932 million and the carrying value CHF 592 million. Swisscom evaluated both the assets at Cesky Telecom as well as its investment in this company and concluded that there was no impairment at December 31, 2002. Subsequent to December 31, 2002, the stock price increased and reduced the majority of the unrealized loss.

Related party transactions

U.S. GAAP in SFAS 57 “Related Party Disclosures” considers that transactions with the Confederation, its departments and other agencies to be related party transactions. Under IFRS, these transactions are excluded from the scope of IAS 24 “Related Party Disclosures”. The additional disclosures required under U.S. GAAP are as follows:

Transactions between Swisscom and the PKB have been disclosed in Note 9. Loans payable to the Swiss Post and the Federal Treasury are disclosed in Note 27.

Significant amounts attributable to transactions with the Confederation, its departments and agencies:

	Expense

CHF in millions	2000	2001	2002

Swiss Post	157	86	52

Back to Contents

Significant amounts payable to the Confederation, its departments and agencies:

	Payable

CHF in millions	2000	2001	2002

Swiss Post	3,000	1,750	750

Transactions with Vodafone
On March 30, 2001, Swisscom sold a 25% stake in Swisscom Mobile AG. Related party transactions between Swisscom Mobile AG and Vodafone consist of roaming fees for Mobile customers using the network of Vodafone and vice versa. Revenue earned from services provided to Vodafone total CHF 22.2 million in 2001 (from April 1, 2001), and CHF 36.0 million in 2002. Services purchased from Vodafone during the same periods total CHF 43.4 million and CHF 56.9 million, respectively.

Transactions with Dangaard
The following are the related party revenues and expenses relating to transactions between Dangaard and Swisscom’s subsidiary debitel:

CHF in millions	2000	2001	2002

Revenue	529	327	375
Expenses	7	16	16

Back to Contents

Segment Information

There are no differences between segment information presented under IFRS compared to U.S. GAAP.

Effect of new accounting pronouncements

U.S. GAAP

In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". This standard requires that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, this liability is accreted to its present value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Swisscom will adopt this standard on January 1, 2003 and does not expect that the adoption will have a material impact on its results of operations, financial position or cash flows. The standard will result in a presentation that is expected to be consistent with the accounting followed under IFRS.

In November 2002, the EITF reached a consensus on Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Swisscom is currently assessing the impact of EITF Issue No. 00-21 on its consolidated financial statements.

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45 ("FIN 45"), "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 clarifies the requirements of a guarantor s accounting for and disclosure of certain issued and outstanding guarantees. It also clarifies that at the time a company issues a guarantee the company must recognize that information in its interim and annual financial information. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor s fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. Swisscom is currently reviewing the provisions of FIN 45, but does not expect that the adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on its financial position, cash flows or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. In 2001, Swisscom adopted the fair value based method under SFAS 123. All stock based compensation awards granted prior to the adoption continue to be accounted for under APB 25, with the appropriate SFAS 123 disclosures. As Swisscom has already transitioned to the fair value based method under SFAS 123, SFAS 148 does not have a material impact on its financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. Swisscom does not believe it will be necessary to consolidate or disclose information about variable interest entities upon adoption of this standard.

Back to Contents

Schedule II

Valuation and Qualiflying Accounts

CHF in millions	Restructuring	Allowance for bad and doubtful debts	Early leave and outplacement

Liability at December 31, 1999	40	250	58
Amounts written off	—	(58)	—
Increase in provision	—	92	39
Exchange rate differences	—	(5)	—
Cash payments	(11)	—	(69)

Liability at December 31, 2000	29	279	28

Amounts written off	—	(85)	—
Increase in provision	—	125	82
Exchange rate differences	—	(3)	—
Cash payments	(11)	—	(34)

Liability at December 31, 2001	18	316	76

Amounts written off	—	(50)	—
Increase in provision	—	32	92
Reclassification	—	(3)	—
Exchange rate differences	—	(2)	—
Cash payments	(7)	—	(50)

Liability at December 31, 2002	11	293	118

S-1

Back to Contents

ITEM 19: EXHIBITS

Index to Exhibits

Exhibit 1	Amended Articles of Incorporation (Statuten) together with English translation.

Exhibit 4	Share Acquisition Agreement dated November 8, 2000 between Swisscom and Vodafone (incorporated by reference to Swisscom’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the SEC on April 26, 2001).

Shareholders Agreement dated November 8, 2000 between Swisscom and Vodafone (incorporated by reference to Swisscom’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the SEC on April 26, 2001).

Service Agreement dated November 8, 2000 between Swisscom and Vodafone (incorporated by reference to Swisscom’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the SEC on April 26, 2001).

Amendment No. 1 to the Service Agreement dated November 8, 2000 between Swisscom Mobile AG and Vodafone, dated July 10, 2001 (incorporated by reference to Swisscom’s Annual Report on Form 20-F for the year ended December 31, 2001, filed with the SEC on May 24, 2002).

Exhibit 8	Subsidiaries: See Note 41 to the consolidated financial statements

Back to Contents

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
(Registrant)

By: /s/ Ueli Dietiker Ueli Dietiker Chief Financial Officer
Date: April 30, 2003

Back to Contents

CERTIFICATIONS

I, Jens Alder, certify that:

1. I have reviewed this annual report on Form 20-F of Swisscom AG;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 30, 2003

/s/ Jens Alder Jens Alder Chief Executive Officer

Back to Contents

I, Ueli Dietiker, certify that:

1. I have reviewed this annual report on Form 20-F of Swisscom AG;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 30, 2003

/s/ Ueli Dietiker Ueli Dietiker Chief Financial Officer