Form 20-F
period 2003-12-31
SWISSCOM AG
filed 2004-05-04
CIK 1069336

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number	1-14860

Swisscom AG

(Exact name of Registrant as specified in its charter)

Switzerland
(Jurisdiction of incorporation or organization)

Alte Tiefenaustrasse 6,
3050 Bern, Switzerland
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered
American Depositary Shares, each representing one-tenth of one Registered Share, Nominal Value CHF 1 per share	New York Stock Exchange
Registered Shares, Nominal Value CHF 1 per share*	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2003: 66,203,261 Registered Shares, Nominal Value CHF 1 per share.

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

INTRODUCTION

Presentation of financial and other information

Swisscom publishes its financial statements in Swiss francs (“CHF”). Unless otherwise indicated, all amounts in this annual report are expressed in Swiss francs. Solely for the convenience of the reader, certain amounts denominated in foreign currencies appearing primarily under the heading “Item 4: Information on the Company — debitel” and “Item 4: Information on the Company — Participations” have been translated into Swiss francs. These translations should not be construed as representations that the amounts referred to actually represent such translated amounts or could be converted into the translated currency at the rate indicated.

Swisscom’s annual audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), which differ in certain respects from U.S. GAAP. For a reconciliation of the material differences between IFRS and U.S. GAAP as they relate to Swisscom, see Note 42 to the consolidated financial statements.

As used in this annual report, the term “Swisscom”, unless the context otherwise requires, refers to Swisscom AG and its consolidated subsidiaries. The term “Confederation” refers to the Swiss Confederation.

Cautionary statement regarding forward-looking statements

This annual report contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In addition, other written or oral statements, which constitute forward-looking statements have been made and may in the future be made by or on behalf of Swisscom. In this annual report, such forward-looking statements may be found, in particular, in “Item 4: Information on the Company” and “Item 5: Operating and Financial Review and Prospects” and include, without limitation, statements relating to:

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

Many factors may influence Swisscom’s actual results and cause them to differ materially from expected results as described in forward-looking statements. Such factors include:

•	general market trends affecting demand for telecommunications services;

•	developments in the interpretation and application of existing telecommunication regulations in Switzerland and the possibility that additional regulations may be imposed in the future;

•	developments in technology, particularly the timely rollout of equipment;

•	evolution of Swisscom’s strategic partnerships and acquisitions, including costs associated with possible future acquisitions and dispositions;

•	effects of tariff reductions and other marketing initiatives;

•	the outcome of litigation in which Swisscom is involved; and

•	macroeconomic trends, governmental decisions and regulatory policies affecting businesses in Switzerland generally, including changes in the level of interest or tax rates.

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

Not Applicable.

ITEM 3: KEY INFORMATION

SELECTED FINANCIAL DATA

Selected Consolidated Financial and Statistical Data

The selected consolidated financial data below should be read in conjunction with Swisscom’s Financial Statements included elsewhere in this annual report. The selected financial data as of December 31, 1999, 2000, 2001, 2002 and 2003 and for each of the years in the five-year period ended December 31, 2003, have been extracted or derived from, and are qualified by reference to, the Financial Statements of Swisscom which have been audited by PricewaterhouseCoopers AG, independent auditors. The Financial Statements were prepared in accordance with IFRS, which differs in certain respects from U.S. GAAP. For a reconciliation of the material differences between IFRS and U.S. GAAP as they relate to Swisscom, see Note 42 to the consolidated financial statements.

	Year Ended December 31,
CHF in millions	1999(1)	2000	2001		2002		2003
Consolidated Income Statement Data:
Amounts in accordance with IFRS:
Net revenue	11,038	14,060	14,174		14,526		14,581
Other operating income	88	125	213		266		256

Total	11,126	14,185	14,387		14,792		14,837
Goods and services purchased	1,916	4,423	4,513		4,959		4,834
Personnel expenses	2,531	2,512	2,461		2,593		2,535
Other operating expenses	2,499	3,216	3,004		2,827		2,827
Depreciation	1,612	1,850	1,702		1,578		1,564
Amortization	91	353	472		427		361

Total operating expenses	8,649	12,354	12,152		12,384		12,121
Impairment of goodwill	—	—	(1,130	)(1)	(702	)(1)	(280	)(1)
Gain on sale of real estate	—	—	568	(2)	—		—
Gain on partial sale of Swisscom Mobile AG	—	—	3,837	(2)	—		—
Operating income	2,477	1,831	5,510		1,706		2,436
Financial expense	(259)	(329)	(771)		(517)		(154)
Financial income	220	490	416		206		140

Income before income taxes, equity in net result of affiliated companies and minority interest	2,438	1,992	5,155		1,395		2,422
Income tax (expense) benefit(3)	(532)	(640)	15		(361)		(500)
Equity in net result of affiliated companies	301	1,749	32		95		(7)
Minority interest	(7)	(14)	(238)		(305)		(346)

Net income from continuing operations	2,200	3,087	4,964		824		1,569
Discontinuing operations	183	69	—		—		—

Net income	2,383	3,156	4,964		824		1,569

	Year Ended December 31,
CHF in millions except per Share
and ADS amounts	1999	2000	2001	2002	2003
Basic earnings per share(4)
—on continuing operations	29.91	41.97	67.50	12.18	23.70
—on discontinuing operations	2.49	0.94	—	—	—
—net income	32.40	42.91	67.50	12.18	23.70
Diluted earnings per share(4)
—on continuing operations	29.88	41.93	67.46	12.17	23.69
—on discontinuing operations	2.48	0.94	—	—	—
—net income	32.36	42.87	67.46	12.17	23.69
Basic and diluted earnings per ADS(4)	3.24	4.29	6.75	1.21	2.37
Amounts in accordance with U.S. GAAP:
Net revenue	11,032	14,035	14,192	14,535	14,612
Net income from continuing operations	1,801	2,257	5,702	786	2,058

Cumulative effect of a change in accounting policy	—	(169)	—	(1649)	38
Net income (loss)	1,801	2,088	5,702	(863)	2,096

Basic earnings (loss) per share
—before accounting change	24.49	30.69	77.53	11.62	31.09
Cumulative effect of a change in accounting policy	—	(2.30)	—	(24.38)	0.57
—net income	24.49	28.39	77.53	(12.76)	31.66
Diluted earnings (loss) per share
—before accounting change	24.46	30.66	77.49	11.61	31.07
Cumulative effect of a change in accounting policy	—	(2.30)	—	(24.35)	0.57
—net income	24.46	28.36	77.49	(12.74)	31.64
Basic earnings per ADS(4)	2.45	2.84	7.75	(1.28)	3.17
Diluted earnings per ADS(4)	2.45	2.84	7.75	(1.27)	3.16

	Year Ended December 31,
CHF in millions	1999		2000		2001		2002		2003
Consolidated Balance Sheet Data:
(end of period)
Amounts in accordance with IFRS:
Cash and cash equivalents	1,211		2,265		3,788		1,682		3,237
Other current assets	3,762		3,957		6,586		3,511		3,398
Property, plant and equipment	10,723		9,946		8,104		7,536		7,009
Investments in affiliated companies	713		512		603		691		53
Other non-current assets	4,404		5,323		5,268		3,538		2,843

Total assets	20,813		22,003		24,349		16,958		16,540

Short-term debt	4,049	(5)	2,685	(5)	1,757	(5)	1,016	(5)	576	(5)
Trade accounts payable and other current liabilities	3,485		4,049		3,507		2,947		2,892
Long-term debt and finance lease obligation	3,605	(5)	3,782	(5)	3,743	(5)	2,697	(5)	2,444
Accrued pension cost	2,248		1,925		1,218		1,101		1,113
Accrued liabilities and other long-term liabilities	727		931		1,272		1,102		1,095

Total liabilities	14,114		13,372		11,497		8,863		8,120
Minority interest	31		61		783		796		751

Shareholders’ equity	6,668		8,570		12,069		7,299		7,669

Amounts in accordance with U.S. GAAP:
Total assets	26,256		25,718		28,098		19,819		19,372
Long term debt and finance lease obligation	5,947		5,622		7,283		6,438		5,892
Shareholders’ equity	9,392		8,110		12,294		5,587		6,523
Consolidated Cash Flow Data:
Amounts in accordance with IFRS:
Net cash provided by operating activities	3,716		3,821		3,389		3,785		4,732
Capital expenditures:
Fixed-line networks	513		485		470		479		497
Mobile networks	308		286		258		295		381
UMTS/GSM licenses	—		120		—		—		—
Other intangibles	—		118		163		137		135
Buildings	145		18		28		3		6
Other	502		423		315		309		194

Total capital expenditures	1,468		1,450		1,234		1,222		1,213

Investments in affiliated companies	8		113		2		37		11

	Year Ended December 31,
	1999	2000	2001	2002	2003
Statistical Data:
Fixed-line access lines(6)
(end of period, in thousands)
PSTN lines	3,621	3,382	3,240	3,163	3,086
ISDN lines	529	723	857	911	924

Total fixed-line access lines	4,150	4,105	4,097	4,074	4,010

Traffic (in millions of minutes):
National fixed-line telephony(7)	16,849	15,274	14,317	12,316	10,957
Outgoing international fixed-line telephony(8)	1,381	1,306	1,399	1,394	1,341
Mobile telephony(9)	2,030	2,977	3,296	3,331	3,335
Bluewin on-line service subscribers (end of period, in thousands)(10)	307	550	734	860	944
Swisscom Mobile subscribers(11) (end of period, in thousands)	2,282	2,961	3,373	3,605	3,796
debitel subscribers in Germany (end of period, in thousands)	3,096	6,374	7,647	7,729	8,300
Number of full-time equivalent employees (end of period)	21,777	20,604	21,238	20,470	19,207

Notes to Selected Consolidated Financial and Statistical Data

(1)	Effective October 1999, Swisscom acquired a total of 74.2% of the shares of debitel AG, the largest network-independent mobile service provider in Germany for CHF 3.4 billion. debitel was fully consolidated for the fourth quarter 1999. In 2001, Swisscom acquired a further 20% of debitel’s shares for CHF 928 million. In 2002, Swisscom reduced its share in debitel from 94.2% to 93%. In 2001 and 2002, Swisscom wrote down the value of the goodwill associated with the debitel acquisition by CHF 1.1 billion and CHF 702 million, respectively. In connection with the discussions concerning the disposal of its shareholding in debitel, Swisscom recorded a further goodwill impairment charge in the amount of CHF 280 million in 2003, reflecting the net amount that was expected from the sale. On April 29, 2004, Swisscom sold its stake in debitel for a purchase price of EUR 640 million (equity value).

(2)	In 2001, Swisscom entered into two agreements for the sale of real estate and recorded a gain of CHF 568 million. In 2001, Swisscom sold 25% of the shares of Swisscom Mobile AG to Vodafone and recorded a gain of CHF 3,837 million on disposal.

(3)	Prior to its incorporation effective January 1, 1998, Swisscom was not subject to income taxes. Subsequent to its transformation into a stock corporation, Swisscom became subject to normal corporate income taxation and up to the end of 2001, its income was subject to a weighted average statutory rate of 25%. Swisscom’s effective tax rate for the year ended December 31, 2001 was reduced by three one-time effects: (1) the gain on the sale of Swisscom Mobile was, in effect, not subject to tax; (2) the gain on the sale of real estate, which was only partially subject to tax; and (3) the impairment charge of debitel for tax purposes exceeded that recorded in the consolidated financial statements. In 2002, Swisscom transferred its operations from Swisscom AG to newly formed subsidiaries, which are each subject to individual tax rates. This resulted in a decrease in the weighted average tax rate from 25% to 23%. In 2003, the weighted average tax rate was again 23%. See Note 16 to the consolidated financial statements.

(4)	Earnings per ADS are based on the ratio of one-tenth of one share to one ADS. Basic weighted-average number of shares outstanding in 1999, 2000, 2001, 2002 and 2003 was 73,550,000, 73,540,974, 73,543,972, 67,647,928 and 66,199,789, respectively. In March 2002, Swisscom repurchased 7,346,739 shares, or 9.99% of its share capital, at a price of CHF 580 per share.

(5)	Total debt at December 31, 1999, 2000, 2001 and 2002 includes debt outstanding to the Swiss Post and the Federal Treasury in the aggregate principal amount of CHF 4.2 billion, CHF 3.0 billion, CHF 1.8 billion and CHF 0.8 billion, respectively. In the course of 2003, Swisscom repaid the remaining outstanding loans of CHF 0.8 billion to the Swiss Post. Short-term debt at December 31, 1999 includes a loan outstanding of CHF 1.7 billion. This loan was part of the financing measures taken for the acquisition of debitel and was repaid in the first half of 2000.

(6)	Based on lines in service, including courtesy and service lines and lines for payphones.

(7)	Represents total traffic generated by customers of Fixnet and Enterprise Solutions. Includes traffic on courtesy and service lines. Includes traffic from Swisscom’s fixed-line network to mobile networks and to private user networks. Does not include Internet traffic and traffic generated from Swisscom-operated public payphones, Swisscom’s toll-free, cost shared and premium rate telephone number services for business customers or by Swisscom’s information services.

(8)	Represents total traffic generated by customers of Fixnet and Enterprise Solutions. Based on minutes as determined for customer billing purposes.

(9)	Includes minutes from all outgoing calls made by Mobile subscribers of Swisscom Mobile. Beginning in 2001, figures include voice minutes only, whereas in prior years, minutes relating to data and value-added services were also included.

(10)	“Active” access subscribers include all paid-access subscribers and those subscribers to Swisscom’s free access services who have accessed their accounts at least once in the past 40 days.

(11)	Beginning in 2001, Swisscom no longer includes accounts of any prepaid customer with inactivity of more than twelve months in its subscriber figures. In December 2001, this resulted in the deactivation of 207,000 inactive prepaid customers.

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

	Dividend per Share
Year Ended December 31,	(CHF)	(USD)
1999	15	8.88
2000	11	6.17
2001(1)	11	6.78
2002(1)	12	9.15
2003(1)(2)	13	10.01

(1)	In each of 2001, 2002 and 2003, shareholders received in addition a distribution of CHF 8 per share (equivalent to USD 4.48 per share, USD 4.93 per share and USD 6.00 per share, in each case on the date of the shareholders’ meeting at which the relevant distribution was approved) following par value reductions.

(2)	At the Annual General Meeting on April 27, 2004, Swisscom’s shareholders approved the Board of Directors’ proposal of a dividend of CHF 13 per share in respect of fiscal year 2003.

Exchange Rate Information

The following table shows, for the years indicated, information concerning the noon buying rate, expressed in Swiss francs per U.S. dollar. The noon buying rate at April 30, 2004 was CHF 1.2984.

Year Ended December 31,	Average Rate(1)
1999	1.5139
2000	1.6930
2001	1.6944
2002	1.5497
2003	1.3374

(1)	The average of the noon buying rates on the last business day of each full month during the relevant period.

The following table shows, for the periods indicated, information concerning the high and low noon buying rates for the Swiss franc, expressed in Swiss francs per U.S. dollar.

Month	High	Low
November 2003	1.3737	1.2917
December 2003	1.3003	1.2380
January 2004	1.2659	1.2190
February 2004	1.2680	1.2269
March 2004	1.3038	1.2560
April 2004	1.3202	1.2627

RISK FACTORS

Risks Related to Swisscom’s Business

Swisscom may not be able to maintain its current level of profitability for traditional telecommunications services provided in Switzerland

Since the entry into force of the Swiss Telecommunications Act on January 1, 1998 (Fernmeldegesetz) (the “Telecommunications Act”), the Swiss telecommunications market has been open to full competition. The Telecommunications Act contains numerous provisions designed to facilitate competition, including provisions relating to interconnection, carrier pre-selection and number portability. These provisions primarily affect the traditional telecommunications services Swisscom offers, such as fixed-line voice and mobile telephony and data services. In these core business areas, which continue to account for the majority of Swisscom’s revenues, margins have come under pressure and profitability has declined. Moreover, recent amendments to the Telecommunications Ordinance and proposed amendments to the Telecommunication Act are likely to further increase competition in these areas and put additional pressure on margins.

•	In the area of fixed network telephony and related services, Swisscom faces intense competition, particularly in the national long distance and international calling markets. Over the last several years, Swisscom has had to significantly reduce its interconnection prices, tariffs have come under pressure and margins have declined substantially. Moreover, in November 2003, ComCom issued two decisions requiring Swisscom to lower interconnection prices by 25-35% with retroactive effect for the years 2000 to 2003. In connection with these proceedings, there are currently appeals pending at the Federal Court, which, if decided against Swisscom, could result in a further reduction in interconnection prices.

While Swisscom has been able to maintain relatively high margins from the provision of non-regulated access services and from local area calls, margins have also begun to decline in respect of these services and Swisscom expects further margin erosion and loss of market share in the future. Under the amended Telecommunications Ordinance, Swisscom has been required to offer unbundled access to its local loop on a cost-oriented basis, which may significantly accelerate this trend.

Moreover, the traditional fixed-line telephony services sector is declining in importance due to technological developments and the emergence of alternative means of carrying voice traffic. With mobile penetration rates having reached 82% in Switzerland, mobile telephony is increasingly used as a substitute for fixed-line telephony. Recently, new competitors such as cable operators, in particular Cablecom, the largest cable operator in Switzerland, and Internet service providers have begun to offer Internet telephony (known as voice over IP) services. As the quality of Internet telephony improves, it is becoming a viable alternative to traditional fixed-line telephony as well, a trend Swisscom expects to continue and intensify in the future.

•	In its mobile business, Swisscom faces competition primarily from the other two mobile licensees in Switzerland, Orange and TDC Switzerland (Sunrise). Competition for business customers is particularly intense, as Orange and TDC have been increasing their efforts to win market share in this segment. In December 2003, the Federal Communications Commission (“ComCom”) awarded GSM licenses to Tele2 and In&Phone, which will further intensify competition in the mobile business market. Moreover, with strong competition and the high rate of mobile penetration in Switzerland, customer retention costs have increased substantially which is putting additional pressure on margins. In connection with the planned introduction of broadband mobile services such as UMTS, Swisscom would be adversely affected if its competitors were able to rollout such services before Swisscom is able to do so. Swisscom’s profitability may also be affected by regulatory initiatives, which could include regulation of mobile termination tariffs as well as access to certain mobile services.

•	Swisscom faces particularly intense competition in the provision of basic telecommunication services to business customers. Leased lines and conventional data transmission have become a commodity business characterized by low margins. In addition, under the amended Telecommunications Ordinance, Swisscom has been required to offer competitors interconnection to leased lines on a cost-oriented basis, which is putting additional pressure on margins.

In connection with the sale of debitel, Swisscom may not be able to recover the full amount of the vendor loan notes and may be required to make additional payments under the representations and warranties made and indemnities provided in the purchase agreement

On April 29, 2004, Swisscom entered into an agreement to sell its 95% stake in debitel AG, including 2% it acquired from ElectronicPartner in connection with this transaction, in a leveraged buy out by funds advised by the private equity firm Permira (Permira Funds), for a purchase price of EUR 640 million (equity value). The purchase price will be partially financed by Swisscom through the conversion of existing intercompany loans in the amount of EUR 210 million into two vendor loan notes of EUR 105 million each, to be assumed by debitel Konzernfinanzierungs GmbH, an indirect 100% owned subsidiary of the entity to be acquired by Permira Funds in the transaction. Consideration from the sale including the vendor loan notes will be recorded at fair value at closing of the transaction. Swisscom expects the fair value of the vendor loan notes to be lower than their face value. After deduction of the deferred portion of the purchase price, Swisscom expects to receive EUR 430 million in cash at closing. Pending the closing of the transaction, Swisscom’s debitel shares will be held in a blocked account to prevent Swisscom from selling these shares otherwise than to the Permira Funds pursuant to the purchase agreement.

A portion of the purchase price is also being financed on a senior secured basis by a consortium of banks. Repayment of Swisscom’s vendor loan notes, which have a term of 7 and 8 years, respectively, is subordinated to the full repayment of the senior facilities provided by these banks. Upon repayment of the senior facilities, the vendor loan notes will be secured by assets of debitel Konzernfinanzierungs GmbH, which consist primarily of the debitel shares acquired in the transaction. As a result, Swisscom faces the risk that it may not recover the full amount of the vendor loan notes in the event debitel Konzernfinanzierungs GmbH were to default on its obligations and the assets securing the vendor loans notes were insufficient to satisfy both the senior banks and Swisscom.

As is common in this type of transaction, Swisscom has agreed to indemnify the purchaser for any breach of the representations and warranties made by it in the purchase agreement and for certain liabilities, including tax liabilities, of debitel. In addition, Swisscom has agreed to bear the risk of and to indemnify the purchaser for any losses which may arise in the future at one of debitel’s international subsidiaries. However, the purchase agreement provides Swisscom under certain conditions with the right to take control over this subsidiary in order to minimize its liability under this indemnity.

If the level of demand for ADSL services is lower than expected or if Swisscom were forced to significantly reduce its access tariffs for ADSL services due to strong competition, the revenues and profitability of its Fixnet business would be adversely affected

Swisscom believes that the provision of broadband access based on ADSL technology will be a future source of growth. However, Swisscom faces strong competition in the market for broadband access, particularly from cable network operators, including Cablecom. If Cablecom and other cable operators are successful in promoting broadband access over their networks in Switzerland, Swisscom may not be able to grow its broadband business as quickly as it currently anticipates and its fixed-line business would suffer. In addition, future wireless services using broadband technologies may, when they become commercially available, partially substitute ADSL services.

In order to compete with other broadband access operators more effectively, Swisscom has had to reduce its ADSL access tariffs significantly. Further price reductions due to the increasing competition from Cablecom or other broadband access providers would adversly affect the revenues and profitability of Swisscom’s fixed-line business.

The level of demand for broadband mobile services, which Swisscom has identified as a source of future growth in its mobile business, may be lower than expected and Swisscom may not be able to recoup the substantial investment required to upgrade its existing network

The future success of Swisscom’s mobile business, which in recent years has been Swisscom’s most profitable operating segment, depends on, among other things, the capabilities and widespread market acceptance of broadband mobile technologies such as UMTS. UMTS is a third generation mobile radio system that creates additional mobile radio capacity and enables broadband media applications while also providing high speed Internet access.

Swisscom has begun to build out its UMTS network and to develop related products and services and expects to incur substantial capital expenditures in connection with this process. However, the development of UMTS technology is taking longer than anticipated and deficiencies continue to exist both with respect to handsets and network components, which may further delay the introduction of commercial UMTS services. For instance, network operators are currently experiencing difficulty in “handing over” calls between the UMTS network and the GSM network due to technical problems which have to be resolved before commercial UMTS services can be introduced on a wide scale. Once commercial services based on UMTS technology are introduced, there is also a risk that they will not meet with market acceptance. Market acceptance will depend on a number of factors, including the availability of applications which exploit the potential of the technology, the breadth and quality of available content and the geographical availability of UMTS. Furthermore, the level of demand for UMTS services could be lower than expected as a result of increased use of alternative mobile broadband technologies, such as public wireless LAN. If the introduction of UMTS services is further delayed or UMTS fails to achieve the expected advantages over existing technologies, Swisscom’s mobile business will suffer and Swisscom may be unable to recoup its investment in UMTS technology.

The level of demand for integrated communication solutions and IT services, which Swisscom has identified as a source of future growth, may not increase as quickly as anticipated

As the provision of basic telecommunication services to business customers has become a commodity business characterized by low margins, Swisscom believes that future growth in this market lies in the provision of enhanced business solutions. Accordingly, it has invested in upgrading its data networks, enabling the provision of integrated data and voice services with greater flexibility, scalability and performance. However, demand for such integrated communications solutions may not develop as quickly as Swisscom had anticipated. The slowdown of the global economy has led to a decline in corporate spending which has been particularly pronounced in the IT area. While Swisscom expects corporate spending in this area to pick up as the economy improves, the timing of any such improvement in the level of demand cannot be predicted with assurance. Moreover, Swisscom faces intense competition from other players in the market for integrated communication solutions and IT services, some of which have more experience than Swisscom and there can be no assurance that Swisscom will benefit proportionately from any upturn in the market.

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

Network failures may result in loss of traffic, reduced revenue and may harm Swisscom’s reputation

Modern telecommunication networks are vulnerable to damage or interruption caused by system failures, hardware or software failures, computer viruses or by external events such as storms, floods, avalanches, fires, power loss or intentional wrongdoing. In July 2001, Swisscom’s mobile network was disrupted for several hours due to a string of contingencies and a software failure, and in August 2001, a part of Swisscom’s fixed-line network was disrupted due to a hardware failure. In response to these events, Swisscom initiated a series of internal and external audits to carefully analyze its networks in order to reduce the probability of network failures in the future as well as to limit the damage in case a network failure does occur. While there were no major network failures in 2003, the risk of network failures can never be entirely eliminated and should such failures occur in the future, this may harm Swisscom’s reputation and could result in customer dissatisfaction and reduced traffic and revenues.

Actual or perceived health risks or other problems relating to mobile devices or transmission masts could lead to decreased mobile communications usage

Concern has been expressed that the electromagnetic signals from mobile devices and base stations may pose health risks or interfere with the operation of electronic equipment, including automobile braking and steering systems. For example, a recent study showed that the impact of UMTS radiation on humans is higher than previously assumed. Actual or perceived health risks of mobile handsets or base stations and related publicity, regulation or litigation could have a material adversely affect on Swisscom’s mobile communications business and cause its customer base and average usage per customer to decline. Environmental objections may also make it more difficult to find attractive sites for base stations and could thereby impair the build-out of Swisscom’s infrastructure, including primarily the mobile and data networks.

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

Swisscom may not be able to implement necessary restructuring measures and its relations with the trade unions could deteriorate

While Swisscom was able to reach an agreement with the trade unions on the extension of the collective bargaining agreement in 2003, new negotiations are scheduled for 2005. In the course of these negotiations, Swisscom expects to face considerable disagreement with the trade unions, particularly with regard to the applicability of a new collective bargaining agreement to all Swisscom group companies and Swisscom’s aim to introduce more flexible labour and termination conditions. If Swisscom is not able to achieve its aims, this could restrict its operating subsidiaries in their ability to adapt to changing market conditions, which could negatively affect their profitability. In addition, the negotiations as well as further staff reductions could damage industrial relations or even lead to work disruptions, which in turn also could negatively affect Swisscom’s profitability and competitiveness.

A deterioration of the capital markets or the revision of previously made assumptions may result in increased pension expense and could affect Swisscom’s profit

Swisscom contributes to comPlan, a defined benefit plan, which provides retirement benefits for the majority of its employees in Switzerland. comPlan covers the risks of old age, death and disability in accordance with Swiss pension legislation.

The determination of the liability and expense for pension benefits in Swisscom’s consolidated financial statements is based on guidelines established by the International Financial Reporting Standards and is dependent on the selection of assumptions, which attempt to anticipate future events, including the discount rate, expected long-term rate of return on plan assets and rates of increase in future compensation levels. These assumptions are regularly reviewed and revised when appropriate, and changes in one or more of them could affect the amount of Swisscom’s recorded expenses for these benefits. Under IFRS, the total underfunding at December 31, 2003 was CHF 2,010 million, of which CHF 1,113 million is recognized in the balance sheet. The unrecognized loss of CHF 897 million is subject to future recognition as described in Note 2.15 to the consolidated financial statements and will result in an additional expense of CHF 9 million in 2004. In 2003, Swisscom had an additional expense of CHF 25 million, after an unrecognized loss of CHF 1,066 million at December 31, 2002. For more information on Swisscom’s pension plan, see Note 9 to the consolidated financial statements. If actual experience differs from expectations, Swisscom’s results of operations and cash outflows in future periods could be affected. A deterioration of the capital markets would affect Swisscom’s future pension expense and could lead Swisscom to increase its contributions, which would result in higher cash outflows.

Swisscom may be audited by the Swiss tax authorities and, if any deficiencies are uncovered, may be required to make substantial payments

Since Swisscom’s incorporation as a Swiss stock corporation, only some of Swisscom’s group companies have been subject to a detailed review by the Swiss tax authorities. Based on the experience of other Swiss companies, Swisscom believes that a review of the direct and indirect taxes of other Swisscom group companies or of the whole group may occur in the near future. Audits by the Swiss tax authorities of other Swiss companies in the past have in some cases resulted in substantial additional payments being required of the affected companies. If Swisscom were audited by the Swiss tax authorities and any deficiencies were uncovered, Swisscom may have to make substantial payments for which it has not made any provisions.

Swisscom is involved in a number of legal proceedings which, if decided against Swisscom, could in the aggregate have a material adverse effect on its results

Swisscom is involved in several legal proceedings that are described in more detail under “Item 8: Financial Information — Legal Proceedings”. Swisscom’s position as the principal telecommunications provider in Switzerland has attracted the attention of its competitors in Switzerland and the Swiss regulatory authorities. In addition, Swisscom is regularly involved in legal disputes with competitors as a result of its leading position in the fixed-line and mobile communications market in which it operates. Although Swisscom believes that most of these proceedings would individually not have a material adverse effect on its results of operations and financial condition, in aggregate these proceedings could have such an effect.

Swisscom’s strategy of entering into acquisitions, strategic partnerships and joint ventures entails inherent uncertainty

Swisscom actively considers investment opportunities, which may include significant acquisitions, both in Switzerland and abroad. There can be no assurance, however, that Swisscom will be able to identify investment opportunities that meet its investment criteria or that it will be able to successfully enter into any transactions in respect of opportunities it does identify. Moreover, acquisitions are inherently risky because of the difficulties in integrating people, operations, technologies and products that may arise. For example, the internal controls over financial reporting of acquired companies may not meet the standards Swisscom applies to its internal control over financial reporting and may need to be adapted accordingly. If Swisscom does enter into an acquisition transaction, these difficulties may result in unanticipated additional costs or failure to achieve anticipated benefits, including synergies, from the transaction. If Swisscom were to find in the future that its expectations concerning future cash flows from an investment are not likely to be met, the carrying value of that investment would be adversely affected. In particular, Swisscom has made small acquisitions in the field of public wireless LAN services, an area which may not grow as fast as Swisscom currently anticipates.

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

Risks Related to Regulatory Matters

Recent amendments to the Telecommunications Ordinance and proposed amendments to the Telecommunications Act could substantially affect the overall profitability of Swisscom’s business in the future

In March 2003, the Federal Council adopted significant amendments to the Telecommunications Ordinance (Verordnung über Fernmeldedienste), which is the principal ordinance on telecommunications services. In addition, in November 2003, the Federal Council submitted a bill to the Swiss Parliament with significant amendments to the Telecommunications Act that would, among other things, implement the recent amendments to the Telecommunications Ordinance into law. Swisscom does not expect that any amendments would become effective in the course of 2004. Important features of the amendments to the Telecommunications Ordinance and the proposed amendments to the Telecommunications Act include:

•	Unbundling of the Local Loop and Interconnection to Leased Lines. Under the amended Telecommunications Ordinance, Swisscom is required to offer unbundled access to its local loop, as well as interconnection to leased lines, on a cost-oriented basis. However, because Swisscom believes that such a significant change in the telecommunications regulations requires an amendment to the Telecommunications Act, it has not yet implemented these provisions, pending the adoption of corresponding amendments to the Telecommunications Act. In addition, TDC Switzerland (Sunrise) filed a petition with ComCom requesting that Swisscom be required to offer unbundled access to its local loop and interconnection to leased lines on a cost-oriented basis. If Swisscom is required to implement these provisions, competitors will have direct access to Swisscom’s customers and be able to offer them a full range of services without the need to use Swisscom as an intermediary. In addition, if Swisscom were required to offer bitstream access, which is one form of unbundling of the local loop, on a cost-oriented basis, it can not be excluded that Swisscom would be required to reduce the current wholesale prices for ADSL services, which would adversely affect the revenues and profitability of Swisscom’s fixed-line business.

•	Additional Requirements Applicable to Market-Dominant Service Providers. Under proposed amendments to the Telecommunications Act, market-dominant service providers will be required to offer “access” and not just “interconnection” to its installations and services on a cost-oriented basis. The “access” concept, which is more general than “interconnection”, is intended to cover unbundling of the local loop and interconnection to leased lines, but also to provide the legal basis for requiring market-dominant service providers to provide access to any other relevant installation or service on a cost-oriented basis. Expansion of the concept of interconnection would make it more likely that Swisscom could be required to provide services which are currently not subject to the interconnection regime. If the amendments to the interconnection provisions of the Telecommunications Act were adopted as currently proposed, it could have a substantial and adverse effect on Swisscom’s revenues and profitability.

•	ComCom’s Authority to Determine Access Services. Under the proposed amendments to the Telecommunications Act, ComCom would be given the power to determine the access services that market-dominant providers are required to provide. Since this decision is not subject to any review, ComCom could modify the scope of services covered under the “access” concept in a relatively fast and unpredictable manner. This would make it more difficult for Swisscom to anticipate and effectively respond to any such changes.

Regulation of mobile termination and mobile roaming may have a significant impact on Swisscom’s mobile revenues and lead to additional pressure on margins and reduced profitability

Swisscom’s mobile termination tariffs and roaming surcharges may become subject to regulation in the future due to a number of developments, including regulatory initiatives in the European Union and ongoing proceedings in which Swisscom is involved.

In March 2002, the European Union has published the final part of its new regulatory framework for the telecommunications industry. Among other things, these recommendations, which were to be implemented by the member states of the European Union by July 2003, result in the regulation of mobile call termination fees. In addition, the European Union is currently investigating whether operators have been engaged in excessive pricing when entering into roaming agreements. While Switzerland is not a member state of the EU and therefore is not subject to EU legislation, the deregulation of the Swiss telecommunications market has moved in parallel with deregulation in the EU, and EU directives and implementing legislation in various EU countries have served as points of reference for the development of the Swiss regulatory regime. In addition, the awarding of new mobile licenses to two mobile service providers that require interconnection to the networks of other mobile network operators in areas where they do not have their own network may increase the pressure on the Swiss regulatory authorities to regulate mobile termination tariffs.

Swisscom was involved in a legal dispute and is currently subject to a regulatory proceeding, both relating to mobile termination. On November 12, 2002, Tele2 initiated proceedings against Swisscom relating to interconnection pricing with ComCom, alleging that Swisscom’s wholesale prices for termination of transit traffic on the Swisscom mobile network should be reduced retroactively, on the grounds that Swisscom has a dominant position in the mobile termination market. In early 2003, Tele2 withdrew its complaint on procedural grounds, but reserved the right to refile the previous or an amended complaint. In October 2002, the Competition Commission initiated proceedings against Swisscom, Orange and TDC Switzerland (Sunrise) in connection with mobile termination costs, alleging that each operator has a dominant position with respect to terminating traffic on its own mobile network. In addition, the new “access” concept, described above, may also facilitate the regulator’s authority to impose regulation on mobile termination tariffs as it is intended to provide the legal basis for requiring market-dominant service providers to provide access to any relevant installation or service on a cost-oriented basis.

Regulation of mobile termination fees or roaming surcharges would have a significant impact on Swisscom’s mobile revenues and lead to additional pressure on margins and reduced profitability.

Regulation of radiation emissions from mobile base stations and antennae may result in additional capital expenditures in order to maintain current quality of GSM service and in a delay of the build out of new technologies such as UMTS

In December 1999, the Federal Council adopted an ordinance, known as the NIS Ordinance, which establishes emission standards to protect the population of Switzerland from non-ionizing radiation emitted by various sources, including mobile antennae and base stations. The NIS Ordinance is implemented by the cantons, which until recently have used different methods of measuring radiation emissions to determine compliance with the NIS Ordinance, resulting in significant regional variations in effective emission standards. In order to address this issue, the Swiss Agency for the Environment, Forests and Landscape (“BUWAL”) issued final recommendations in July 2002 which provide guidance for enforcement authorities on the appropriate method for measuring electromagnetic emissions from base stations and masts in the GSM network. These recommendations are generally binding on the cantons, but deviations are permitted under certain circumstances. In order to comply with the applicable emission standards and maintain current quality of service Swisscom will be required to put up additional antennae. However, Swisscom does not expect the associated costs in 2004 to be materially different from those incurred in previous years. While the BUWAL recommendations establish uniform standards for measuring emissions in GSM networks, they do not address emission standards for UMTS networks. Recommendations relating to emission standards for UMTS networks are expected in the course of 2004. Depending on the enforcement recommendations ultimately adopted, it is possible that additional capital expenditures will be required in connection with the build-out of Swisscom’s UMTS network. Furthermore, recent scientific findings showed that UMTS radiation has a higher impact on humans than previously assumed, which could cause regulatory authorities to set higher emission standards than currently expected.

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

The sale of a substantial stake in Swisscom by the Swiss Confederation could negatively affect Swisscom’s share price

The Swiss Confederation currently holds a 62.7% stake in Swisscom. While any reduction of the Confederation’s holding below a majority would require a change in law, future sales by the Swiss Confederation down to the required majority may occur. In December 2003, the Swiss government issued bonds convertible into Swisscom shares in the aggregate amount of CHF 1.5 billion and with a maturity of four years. If fully exercised, the bond issuance could result in a decline of the Confederation’s stake in Swisscom down to 58.2%. The Federal Council has also reaffirmed its intention to further reduce its stake to the legal minimum. The sale or potential sale of a significant number of Swisscom’s shares by the Swiss Confederation may cause the market price of Swisscom’s shares and ADSs to decline significantly.

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

ITEM 4: INFORMATION ON THE COMPANY

OVERVIEW

Swisscom is the principal telecommunications provider in Switzerland, offering a comprehensive range of products and services to residential and business customers. As the leading provider of fixed-line services, Swisscom offers analog and digital access services. In addition, Swisscom offers broadband services over existing subscriber lines using a technology commonly referred to as ADSL. At December 31, 2003, Swisscom provided, in Switzerland, 4.0 million fixed-line telephone access lines, of which 0.9 million were digital or ISDN lines and 0.5 million were being used for ADSL access. In 2003, Swisscom billed an aggregate of 18.1 billion minutes of national transit and interconnection traffic and terminated over 1.6 billion minutes of incoming international traffic on behalf of other telecommunication service providers. Through Swisscom Mobile AG, in which Vodafone holds a 25% stake, Swisscom is the leading mobile telecommunications service provider in Switzerland, with 3.8 million subscribers to its mobile service at December 31, 2003. Swisscom also offers a full range of state-of-the-art data services, from leased lines to integrated solutions for its corporate customers. Swisscom holds a 95% stake in debitel, the largest network-independent telecommunications provider in Europe, which had over 10 million customers at the end of 2003. In 2003, Swisscom had consolidated net revenue of CHF 14.6 billion, including revenue of CHF 4.6 billion attributable to debitel.

On April 29, 2004, Swisscom entered into an agreement to sell its 95% stake in debitel AG, including 2% it acquired from ElectronicPartner in connection with this transaction, in a leveraged buyout by funds advised by the private equity firm Permira (Permira Funds), for a purchase price of EUR 640 million (equity value). The purchase price will be partially financed by Swisscom through the conversion of existing intercompany loans in the amount of EUR 210 million into two vendor loan notes of EUR 105 million each, to be assumed by debitel Konzernfinanzierungs GmbH, an indirect 100% owned subsidiary of the entity to be acquired by Permira Funds in the transaction. Consideration from the sale including the vendor loan notes will be recorded at fair value at closing of the transaction. In determining the expected net selling price for purposes of calculating the impairment charge at December 31, 2003, management estimated the fair value of the vendor loan at an amount lower than its nominal value. After deduction of the deferred portion of the purchase price, Swisscom expects to receive EUR 430 million in cash at closing. Pending the closing of the transaction, Swisscom’s debitel shares will be held in a blocked account to prevent Swisscom from selling these shares otherwise than to the Permira Funds pursuant to the purchase agreement.

Swisscom’s state-of-the-art telecommunications networks enable quick and cost-effective introduction of new generation services. Swisscom’s fixed-line network features fully digitalized transmission and local switching and fully integrated ISDN. Swisscom’s digital mobile network also utilizes specific technologies supporting a variety of value-added services. Swisscom’s strategy focuses on the development of broadband services both in fixed-line and mobile communications. To this end, Swisscom continues to invest in capacity enhancement, geographical roll-out and functional upgrades of its fixed-line broadband platform. Swisscom is currently capable of offering ADSL access services to over 98% of the population of Switzerland. With respect to its mobile networks, Swisscom continues to build out its “third generation” UMTS network, while also investing in capacity enhancements and functional upgrades of its existing GSM network, for example to further improve its mobile data services by using general packet radio service, commonly referred to as GPRS, technology. See “ — Networks and Technology”.

The following table sets forth Swisscom’s capital expenditures for the periods indicated.

	Year Ended December 31,
CHF in millions	2001	2002	2003
Fixed-line network	470	479	497
Mobile network	258	295	381
Other	506	448	335

Total	1,234	1,222	1,213

Prior to January 1, 1998, Swisscom was the state monopoly service provider and was subject only to limited competition. On January 1, 1998, the Swiss telecommunications market was opened to full competition with the implementation of the Telecommunications Act. Since then, a large number of competitors have entered the Swiss market, with intense competition in both fixed-line and mobile telephony and in services provided to business customers. Although Switzerland is not a member of the EU, the Swiss market has been liberalized on the schedule and in the manner set forth in the EU directives mandating the liberalization of telecommunications services in member states, and Swisscom anticipates that recent amendments to EU regulations and future EU initiatives will influence the development of the Swiss telecommunications regulatory regime. In March 2003, the Federal Council adopted amendments to the Telecommunications Ordinance that require Swisscom to offer unbundled access to its local loop, as well as interconnection to leased lines, on a cost-oriented basis, with effect of April 1, 2003. Further, in November 2003, the Federal Council submitted a bill to the Swiss Parliament with significant amendments to the Telecommunications Act that would, among other things, implement the recent amendments to the Telecommunications Ordinance into law. See “ — Regulation — Unbundling of the Local Loop and Interconnection to Leased Lines”.

Under the Telecommunications Act, Swisscom was required to continue to provide certain basic telecommunications services comprising Universal Service throughout Switzerland until December 31, 2002, with a number of such services subject to price ceilings. In June 2002, ComCom renewed Swisscom’s Universal Service license for another five-year term. Under the terms of this license, ISDN access is part of Universal Service and is subject to a price ceiling.

Historically, Swisscom’s operations were a part of the Swiss PTT, a dependent agency of the Swiss Government. The Telecommunications Enterprise Act of 1997 (the “TUG”) established Swisscom as a special statutory stock corporation. The TUG provides that the Swiss Confederation must hold a majority of the capital and voting rights of Swisscom. Any reduction of the Confederation’s holding below a majority would require a change in law. In December 2003, the Swiss government issued bonds convertible into Swisscom shares in the aggregate amount of CHF 1.5 billion and with a maturity of four years. If fully exercised, the bond issuance could result in a decline of the Confederation’s stake in Swisscom from currently 62.7% down to 58.2%.

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

Swisscom’s objective is to remain a leading and innovative multi-service provider of telecommunication services in Switzerland. In its home market, Swisscom believes that the mobile business has growth potential, while the fixed-line business is, in spite of increasing broadband penetration, likely to erode over time. Accordingly, Swisscom seeks to optimize its free cash flow from its existing businesses, while exploring other opportunities to create value by acquisition. In this regard, Swisscom continues to actively consider investment opportunities both in Switzerland and abroad. Over the course of 2003, Swisscom has made small acquisitions in the field of public wireless LAN services and, in December 2003, one acquisition in the field of billing process outsourcing. Swisscom may also consider other investments, including potentially large acquisitions, in the future. However, Swisscom’s investment criteria are strict and, therefore, should no suitable investment opportunity arise, Swisscom will return capital it does not require to its shareholders in line with its return policy. See “Item 8: Financial Information — Dividend Policy”.

In the course of 2004, Swisscom intends, in accordance with its return policy, to return to its shareholders approximately CHF 2 billion in the form of a share repurchase. See “Item 8: Financial Information — Dividend Policy”.

Swisscom’s principal executive offices are located at Alte Tiefenaustrasse 6, 3050 Bern, Switzerland. For a list of Swisscom’s subsidiaries and affiliated companies, see Note 40 to the consolidated financial statements.

Overview of Revenue by Business Segment

In 2003, Swisscom operated in the following business segments:

•	Fixnet provides fixed-line voice and Internet access services to residential and business customers and a comprehensive range of fixed-line telecommunication services to residential customers. In addition, Fixnet provides a wide range of wholesale services. Fixnet also offers a variety of other services, including the sale of customer equipment, the provision of leased lines and the operation of a directories database.

•	Mobile provides mobile telephony, data and value-added services in Switzerland.

•	Enterprise Solutions provides national and international fixed-line voice telephony services to business customers and offers leased lines, Intranet, private network and other services.

•	debitel is a provider of mobile communications and value-added services in Germany and other European countries.

•	Other covers mainly the sale of corporate voice communications equipment through Swisscom Systems, the provision of IT services through Swisscom IT Services as well as the operation of a pan-European network for broadband Internet connectivity through Swisscom Eurospot.

•	Corporate includes Swisscom’s headquarter functions, group-company shared services, property rentals through the real estate company Swisscom Immobilien and Swisscom’s programs under its social plan.

     The following table sets forth external revenue generated by Swisscom’s segments for the periods indicated.

	Year Ended December 31,
CHF in millions	2001	2002	2003
Fixnet	4,845	4,762	4,498
Mobile	3,220	3,373	3,434
Enterprise Solutions	1,469	1,373	1,261
debitel	3,808	4,111	4,555
Other	742	833	761
Corporate	90	74	72

Total	14,174	14,526	14,581

Effective January 1, 2003, the product ownership of Business Numbers was transferred from Fixnet to Enterprise Solutions. See “ — Fixnet — Wholesale Traffic” and “ — Enterprise Solutions — Business Numbers”. In addition, in February 2003, direct mobile interconnection was introduced and Swisscom Mobile and other mobile network operators are now able to terminate their traffic directly on each other’s networks rather than through Fixnet, which had been the intermediary for such traffic. As a result, the associated revenues and costs, which in the past had been recorded as external revenues and costs in the Fixnet segment, were recorded as external revenues and costs in the Mobile segment in 2003. See “ — Fixnet — Wholesale Traffic” and “ — Mobile — Connectivity Voice”. Prior years have been restated to reflect these changes.

FIXNET

Through Fixnet, Swisscom is the leading provider of fixed network telecommunication services in Switzerland, which it provides to residential, business and wholesale customers. In 2003, Fixnet generated total revenue of CHF 5.8 billion, including sales of CHF 1.3 billion to other Swisscom business segments. With external revenues of CHF 4.5 billion, Fixnet accounted for 31% of Swisscom’s consolidated net revenue in 2003.

Services provided by Fixnet include:

•	Access. Fixnet provides access services, including traditional analog, digital and broadband access services, to residential and business customers. At December 31, 2003, Fixnet provided 4.0 million fixed-line telephone access lines, including 0.9 million ISDN lines and offered ADSL access over 487,000 subscriber lines.

•	Retail Traffic. Fixnet provides national and international fixed-line voice telephony services to residential customers. In 2003, Fixnet carried an aggregate of 12.7 billion minutes of national telephony and dial-up Internet traffic and 0.8 billion minutes of outgoing international traffic generated by residential customers.

•	Wholesale Traffic. Fixnet provides a wide range of wholesale services to Swisscom’s other segments (which results in the recognition of inter-segment revenue) and to other national and international telecommunications providers. In 2003, Fixnet billed a total of 18.1 billion minutes of national interconnection and transit traffic and terminated 1.2 billion minutes of outgoing international traffic and 1.6 billion minutes of incoming international traffic.

•	Other Traffic. Fixnet operates public payphones, provides operator services and offers prepaid calling cards.

•	Other. Fixnet also offers a variety of other services, including the sale of customer equipment, the provision of leased lines and the operation of a directories database.

Effective January 1, 2003, there were some intra-segment changes in the Fixnet segment. For example, Fixnet’s Internet access services, previously included in “Other”, are now included in “Access”. Intra-segment information relating to prior years has been restated accordingly.

The following table sets forth external revenue generated by Fixnet for the periods indicated.

	Year Ended December 31,
CHF in millions	2001	2002	2003
Access	1,497	1,581	1,715
Retail traffic	1,279	1,225	1,169
Wholesale traffic	1,033	1,004	755
Other traffic	264	208	247
Other	772	744	612

Total	4,845	4,762	4,498

In order to strengthen its competitive position in the retail fixed-line market, Swisscom aims to increase usage of its broadband access services and to strengthen customer loyalty. In line with this strategy, Swisscom seeks to optimize product distribution and to promote customer care through direct and indirect sales channels, such as Swisscom shops and specialized outlets. Swisscom also operates a direct marketing center. In the wholesale market, Swisscom believes that the increasing demand for broadband connectivity services will be a future source of growth and an effective means to compete with cable operators. Swisscom is also actively marketing broadband connectivity to its Internet subscribers through Bluewin.

In connection with Enterprise Solutions’ increased focus on large business customers with complex communication needs, effective January 2004, approximately 46,000 business customers with primarily standard traffic needs have been transferred to the Fixnet segment.

Access

Fixnet provides homes and businesses in Switzerland with analog and digital telephone access lines as well as a variety of supplementary services. In addition, Swisscom offers Internet access services to residential customers as well as broadband Internet access services to other Internet service providers on a wholesale basis. In 2003, external revenue from access services amounted to CHF 1,715 million.

Voice Access

Swisscom’s analog voice access service, provided over the public switched telephone network (PSTN), consists of providing connections between a customer’s premises and the PSTN for basic voice, facsimile and Internet services. Each PSTN access line provides a single telecommunications channel. Swisscom offers its PSTN customers a wide range of supplementary services including call forwarding, call waiting, engaged line callback, three-party conference calling and caller identification suppression services. In 2003, PSTN services comprised 53% of total access revenue.

Swisscom’s digital voice access services are provided over the integrated services digital network (ISDN). ISDN allows a single access line to be used for a number of purposes simultaneously, including voice, Internet, data and facsimile transmission. ISDN provides higher quality connections with faster transmission of signals, and increases the bandwidth capacity of the access network. ISDN also supports a full range of supplementary services. Swisscom offers both basic ISDN access lines with two channels and primary ISDN access lines with thirty channels. Because ISDN penetration in Switzerland is high by international comparison, ISDN growth has slowed in recent years. Also contributing to this trend is the increasing use of ADSL services, which are also offered over an analog line. Swisscom expects this trend to continue.

The following table sets forth, for the periods indicated, selected data relating to access lines provided by Fixnet to residential and business customers.

	As of December 31,
In thousands of lines(1)	2001	2002	2003
PSTN(2)	3,240	3,163	3,086
ISDN(3)	857	911	924

Total access lines	4,097	4,074	4,010

Total access channels	5,300	5,335	5,261

(1)	Based on lines in service, including courtesy lines and service lines. Restated for the year 2001 to reflect the transfer of access channels from Enterprise Solutions to Fixnet at the beginning of 2002.

(2)	Each PSTN line provides one access channel.

(3)	ISDN lines consist of basic ISDN lines and primary ISDN lines. A basic ISDN line provides two access channels and a primary ISDN line provides 30 access channels.

Swisscom does not receive revenue in connection with the initial in-house installation of access lines, which is generally performed by independent contractors. Most available supplementary services are included in the monthly subscription.

The following table sets forth information relating to Swisscom’s charges in effect in 2003 for the provision of access services.

CHF (including VAT)	Activation Fee	Monthly Fee
PSTN	43.00	25.25
ISDN basic	43.00	43.00
ISDN primary	914.60	538.00

Under the terms of the Universal Service license, the provision of ISDN access is included within Swisscom’s Universal Service obligation and is subject to a price ceiling of CHF 40.00 (excluding VAT). PSTN access is subject to a price ceiling of CHF 23.45 (excluding VAT). Additional charges may be levied for the provision of supplementary services. See “ — Regulation — Universal Service” and “ — Regulation — Price Ceilings for Universal Service”.

In March 2003, the Federal Council adopted amendments to the Telecommunications Ordinance that require Swisscom to offer unbundled access to its local loop on a cost-oriented basis, with effect from April 1, 2003. Further, in November 2003, the Federal Council submitted a bill to the Swiss Parliament with significant amendments to the Telecommunications Act that would, among other things, implement the recent amendments to the Telecommunications Ordinance into law. See “ — Regulation — Unbundling of the Local Loop and Interconnection to Leased Lines”. In July 2003, TDC Switzerland (Sunrise) filed a petition with ComCom requesting that Swisscom be required to offer unbundled access to its local loop. In February 2004, ComCom issued a decision in favor of TDC, against which Swisscom lodged an appeal. See “Item 8: Financial Information — Legal Proceedings”.

Internet Access

Swisscom’s wholly-owned subsidiary Bluewin is the leading Internet service provider for retail customers in Switzerland, offering broadband Internet access over asynchronous digital subscriber lines (ADSL) and narrowband Internet access as a dial-up service over ISDN and PSTN lines. In addition, Swisscom Fixnet provides broadband Internet access to other Internet service providers on a wholesale basis.

The following table provides information about the number of access subscribers for the periods indicated:

	Year Ended December 31,
In thousands of lines/subscribers	2001	2002	2003
Bluewin ADSL lines	18	109	274
Wholesale ADSL lines	15	86	213

Total ADSL lines	33	195	487

Bluewin narrowband subscribers(1)	715	751	670

(1)	Includes active access subscribers only, defined as all paid-access subscribers and those subscribers to Swisscom’s free-access services who have accessed their accounts at least once in the past 40 days.

Swisscom believes that future growth in the access area will come from ADSL technology. ADSL offers significantly higher transmission speeds, compared to ISDN. Because ADSL may be offered over a traditional PSTN line, ADSL growth may lead to a further decline in the rate of ISDN growth.

Through Bluewin, Swisscom offers residential Internet users and small businesses Internet access service packages facilitating high-quality Internet access using both narrowband and broadband access technologies, IP-based communication services, personal information management services and shared hosting services. Internet access over ADSL is offered on a flat-fee basis, depending on the size of bandwidth.

Bluewin’s strategy is to focus on its core competencies within Switzerland. In particular, Bluewin seeks to increase the number of subscribers to ADSL access services by offering new ADSL services and increasing significantly the capacity of its ADSL lines. In order to evaluate the technological feasibility and market attractiveness of offering television over its broadband infrastructure, Swisscom will launch a trial offer during summer 2004. For this purpose, Swisscom has entered into a partnership with Microsoft, an important provider of mediastreaming technology.

In March 2002, two of Swisscom’s competitors filed a petition with the Competition Commission, alleging that Swisscom is illegally subsidizing Bluewin and abusing its dominant position in both the retail and wholesale market for ADSL services. On May 6, 2002, the Competition Commission issued a provisional order requesting Swisscom to offer its competitors the same discounts as it gives to Bluewin and launched an investigation. On December 15, 2003, the Competition Commission issued a decision, in which it determined abusive behavior by Swisscom of its market-dominant position and enjoined Swisscom from giving any discounts exclusively to Bluewin. In February 2004, Swisscom lodged an appeal against this decision. See “Item 8: Financial Information — Legal Proceedings — Other Regulatory Proceedings”.

Retail Traffic

Swisscom provides comprehensive national and international calling services to residential customers. Fixnet considers certain small and medium sized enterprises, depending on the complexity of their telecommunications needs, to be residential customers. External revenue attributable to national traffic and outgoing international traffic originating on the fixed-line network generated by Fixnet customers amounted to CHF 1,169 million in 2003.

At the end of March 2002, a new numbering plan was introduced in Switzerland. Under the new numbering plan, all phone numbers in Switzerland are to consist of ten digits, with the former area code having become an integral part of a subscriber’s phone number. Whereas in the past most local phone calls were routed automatically over the Swisscom network, under the new numbering plan subscribers who have pre-selected an alternative carrier have their local calls routed automatically over that carrier’s network. As a result, local area traffic declined in 2002 and continued to decline slightly in 2003. Also contributing to this trend is the fact that Internet access is increasingly being offered via so-called ISP numbers and ADSL lines, with the result that the associated traffic is no longer included in Swisscom’s local area traffic statistics.

Swisscom believes it is well-positioned to remain the leading provider of national traffic and outgoing international call services in the Swiss market. To this end, Swisscom continues to implement new measures designed to maintain its market share in national and international telephony traffic and to increase customer loyalty. In 2003, Swisscom intensified its efforts to win back customers through direct marketing campaigns.

Traffic. The following table sets forth, for the periods indicated, selected information relating to Fixnet’s national and outgoing international fixed voice telephony traffic generated by residential customers.

In millions of minutes(1)	Year Ended December 31,
	2001	2002	2003
Local and long distance traffic	9,434	7,864	6,985
Fixed-to-mobile traffic(2)	724	777	825
Internet traffic	5,586	5,766	4,842

Total national retail traffic	15,744	14,407	12,652
International retail traffic(3)	778	808	842

Total retail traffic	16,522	15,215	13,494

(1)	Includes traffic on courtesy and service lines. Does not include traffic generated from Swisscom-operated public payphones.

(2)	Includes traffic for calls from the fixed-line network to private user networks.

(3)	Based on minutes of outgoing international traffic as determined for customer billing purposes. Does not include transit traffic originating outside Switzerland.

In 2003, 52% of outgoing international traffic generated by residential customers (excluding outgoing mobile traffic) was directed toward three countries: Germany, France and Italy.

Tariffs. Swisscom’s national traffic charges are calculated on the basis of call duration, time of day and day of the week, and whether the call is fixed-to-fixed or fixed-to-mobile. Effective May 1, 2002, Swisscom combined the local area and national long distance zones into a single national tariff zone. Under this plan, all calls in Switzerland, whether local or long distance, are billed at the same rate as follows:

CHF/minute(1)	Peak(2)	Off-Peak(3)
National single tariff	0.08	0.04

(1)	Calls are charged in incremental steps of CHF 0.10 without a set-up charge.

(2)	Monday to Friday from 8:00 a.m. to 5:00 p.m.

(3)	Monday to Friday from 5:00 p.m. to 8:00 a.m., as well as on Saturdays, Sundays and holidays.

The following table sets forth information relating to the tariffs billed for fixed-to-mobile calls:

CHF/minute(1)	Peak(2)	Off-Peak(3)
Fixed-to-mobile tariff	0.55	0.45

(1)	Calls are charged in incremental steps of CHF 0.10 without a set-up charge.

(2)	Monday to Friday from 7:00 a.m. to 7:00 p.m.

(3)	Monday to Friday from 7:00 p.m. to 7:00 a.m., as well as on Saturdays, Sundays and holidays.

Swisscom’s international calling charges are generally based on duration, destination and day of the week. In recent years, Swisscom has substantially reduced its international calling charges, both through tariff reductions and volume discounts. Swisscom has a weekday rate applicable from Monday to Friday and a weekend rate for Saturday and Sunday and five tariff groups.

The following table sets forth information relating to Swisscom’s international tariffs as effect at the end of December 2003 for calls to the countries generating the most outgoing international traffic:

In CHF/minute, including VAT(1)	Weekday	Weekend
Germany, Austria, France, Italy, United Kingdom, United States	0.12	0.10
Portugal, Spain, Netherlands	0.25	0.20
Serbia, Montenegro, Russia	0.65	0.50

(1)	Calls are charged in incremental steps of CHF 0.10 without a set-up charge. A surcharge of CHF 0.40 is applied for calls to foreign mobile networks.

Swisscom offers a variety of promotions, such as discounts for evening and weekend calls and temporary discounts, designed to improve price perception and reduce churn.

Under its Universal Service obligation, Swisscom is required to provide comprehensive local and national long distance calling service throughout Switzerland until December 31, 2007. In order to ensure that Universal Service is affordable, ceilings have been placed on the rates Swisscom can charge for local and national long distance calls. Since the introduction of the new numbering plan in March 2002, a single price ceiling has been applicable to all national traffic. Swisscom’s peak national tariffs are well below the applicable ceiling. See “ — Regulation — Price Ceilings for Universal Service”.

Wholesale Traffic

Swisscom provides various national and international wholesale services to other telecommunications providers, including network operators, service providers and resellers. Swisscom’s portfolio of national wholesale services includes basic interconnection services, which Swisscom offers to all licensed operators, registered service providers and others entitled to interconnection under the Telecommunications Act. See “ — Regulation — Interconnection by a Market-Dominant Provider”. Swisscom’s international wholesale business consists of terminating incoming international traffic and international termination traffic.

In February 2003, Swisscom Mobile contracted with another mobile network operator to set up direct interconnection between their networks. As a result, traffic between these networks is now routed directly between their respective networks and is no longer terminated via the national and international network of Fixnet Wholesale.

Wholesale National

Swisscom has a standard interconnection offer which it markets to all licensed operators, registered service providers and others eligible for interconnection under the Telecommunications Act, and complements this standard offer with a portfolio of extended interconnection services and wholesale products. In 2003, external revenue from national wholesales services amounted to CHF 378 million.

The following table sets forth information relating to Fixnet’s national interconnection and transit traffic for the periods indicated.

In millions of minutes	Year Ended December 31,
	2001	2002	2003
National wholesale traffic(1)	16,964	18,679	18,103

(1)	Based on minutes as determined for customer billing purposes. Includes traffic related to third party revenues for access, termination and transit services.

Swisscom’s standard interconnection offer encompasses a set of basic interconnection services which Swisscom is required to offer under the Telecommunications Act. The standard offer comprises interconnection between access points on the Swisscom network and competitors’ points of presence, originating, terminating and transit services, access to Swisscom’s emergency, national and international directory enquiry services as well as access to Business Numbers of Swisscom and other service providers.

Under the Telecommunication Act, the interconnection rates charged by a market dominant provider must be cost oriented, but may include an appropriate return on capital. Until January 1, 2000, interconnection rates could include a proportional charge for the provider’s historical cost base. Since January 1, 2000, interconnection rates have been based on long run incremental costs (“LRIC”) of an efficient operator and may no longer include historical costs. See “ — Regulation — Interconnection by a Market Dominant Provider”. Since the introduction of LRIC pricing in January 2000, Swisscom has substantially reduced its standard interconnection rates.

The following table sets forth information relating to Fixnet’s interconnection prices for the periods indicated.

CHF/minute(1)	Year Ended December 31,
	2001	2002	2003
Regional termination	0.0160	0.0143	0.0130
National termination	0.0243	0.0218	0.0203
Regional carrier selection	0.0160	0.0144	0.0130
National carrier selection	0.0243	0.0219	0.0203

(1)	Includes set-up charge. Calculated based on the weighted average price of a call of four minutes duration, whereby the traffic split in peak, off-peak and night calls was taken into consideration.

In 2003, Swisscom reduced its standard interconnection rates by up to 9%. For 2004, Swisscom announced reductions of interconnection rates by up to 13%. Swisscom believes that its interconnection rates are in line with the European average and represent a fair, transparent and consistent implementation of the applicable regulatory requirements. Swisscom expects to continue to adapt its interconnection charges from time to time as it realizes further cost savings through network optimization or improvements in efficiency.

Swisscom has regularly been involved in legal proceedings relating to its interconnection obligation. In November 2003, ComCom issued decisions requiring Swisscom to lower interconnection prices with retroactive effect for the years 2000 to 2003 by 25-35%. Swisscom lodged an appeal against this decision with the Federal Court. For further information on legal proceedings relating to interconnection, see “Item 8: Financial Information — Legal Proceedings”.

Incoming International Traffic

Swisscom receives payments from other carriers for its role in terminating inbound international traffic under a specific accounting rate system. With growing competition resulting from market liberalization, accounting rate levels have fallen significantly in liberalized markets. This has had the effect of reducing Swisscom’s revenue from the termination of inbound international traffic. In 2003, external revenue from incoming international traffic amounted to CHF 208 million.

Swisscom has jointly invested in over 57,900 circuits which it shares with about 100 other international operators and has a variety of traffic volume agreements with such operators. Under these agreements, the parties agree upon tailor made volume deals to mutually secure the incoming traffic streams.

The following table sets forth information relating to Fixnet’s incoming international traffic in minutes for the periods indicated.

In millions of minutes	Year ended 31 December,
	2001	2002	2003
Incoming international traffic(1)	1,805	1,854	1,607

(1)	Minutes of incoming traffic terminated in Switzerland as determined for international settlement purposes.

In 2003, 71% of incoming international traffic originated from five countries: Germany, United States, France, United Kingdom and Italy.

The volume decrease in 2003 reflects enhanced competition as a result of the build out of alternative international networks and the direct interconnection between other mobile network operators.

International Termination Traffic

In the area of international termination traffic, Swisscom offers two services: a standard service, which provides least cost routing to a wide range of destinations, and a more expensive premium service, which provides high quality transit services to practically all global destinations. As an outgrowth of market liberalization, Swisscom also provides termination of outgoing international traffic to other national network operators and service providers. In 2003, external revenue from international termination traffic amounted to CHF 169 million.

Swisscom provides wholesale voice services through its European network (EOSNET), which links key European cities along routes with heavy international traffic. For a description of the European network, see “ — Networks and Technology — Fixed-Line Networks”.

The following table sets forth Swisscom’s international termination traffic in minutes for each of the periods indicated.

In million of minutes	Year Ended December 31,
	2001	2002	2003
Total international termination traffic(1)	1,275	1,878	1,188

(1)	Minutes of outgoing traffic terminated outside of Switzerland.

The substantial volume increase in 2002 reflects continued market growth and the roll-out of international sales offices in Europe in the course of 2001. However, as this is a low margin business, Swisscom closed the local sales offices in Europe and sold its international point of presence in the United States in 2002. As a result, international termination traffic declined remarkably in 2003.

OTHER TRAFFIC

As of December 31, 2003, Swisscom operated 8,600 public payphones, of which 4,960 payphones Swisscom is required to maintain as part of its Universal Service obligation. In the area of private payphones, Swisscom rented or sold approximately 26,000 private payphones in 2003 to private operators, such as hotels, restaurants and schools. In recent years, the demand for public payphone use has declined, primarily due to the fast growth of mobile telecommunications, and Swisscom expects this trend to continue. In 2003, Swisscom realized external revenue of CHF 71 million from the operation of payphones.

Swisscom provides around the clock operator services, principally directory information, operator assistance and a conference call service, directly to its subscribers. In 2003, external revenue from operator services was CHF 70 million.

Swisscom offers prepaid cards, which can be used from any payphone in Switzerland, any fixed-line phone in Switzerland and in over 100 other countries and from mobile phones. Swisscom’s card products are sold through retailers such as kiosks, gas stations, post offices, railway stations and restaurants. In 2003, external revenue from the use of card products was CHF 106 million, of which CHF 72 million related to a release of deferred revenue. See Note 29 to the consolidated financial statements.

OTHER

Other services comprise the sale of customer equipment, the provision of leased lines, the operation of a directories database and a variety of other services.

Customer Equipment

Swisscom is a leading provider of customer equipment to residential customers in the Swiss telecommunications market. Swisscom purchases from third-party suppliers all of the telecommunications equipment that it sells or rents under the Swisscom brand name. In addition, Swisscom sells telecommunications equipment under third-party brand names. Swisscom offers residential customers primarily PSTN and ISDN corded and cordless telephone handsets and facsimile machines. Swisscom also offers mobile handsets and a variety of other products through its Swisscom shops, including ADSL modems. In 2003, sales of customer equipment generated external revenue of CHF 252 million.

The most important distribution channel for Swisscom’s customer equipment is the Swisscom shops. In addition, Swisscom uses third-party distribution channels.

Leased Lines

Swisscom offers a full portfolio of leased lines throughout Switzerland. The customers can choose among a wide range of bandwidths and a selection of different service levels. Swisscom has contracts with approximately 100 wholesale customers in Switzerland. The primary customer segment for leased lines is targeted through Enterprise Solutions. See “ — Enterprise Solutions — Networking”. In March 2003, the Federal Council adopted amendments to the Telecommunications Ordinance that require Swisscom to offer interconnection to leased lines on a cost-oriented basis, with effect of April 1, 2003. Further, in July 2003, TDC Switzerland (Sunrise) filed a petition with ComCom requesting that Swisscom be required to offer interconnection to leased lines on a cost-oriented basis. See “ — Regulation — Unbundling of the Local Loop and Interconnection to Leased Lines” and “Item 8: Financial Information — Legal Proceedings”. In 2003, the provision of leased lines generated external revenue of CHF 143 million.

Directories

Swisscom Directories operates, maintains and sells Switzerland’s most comprehensive directories database, the Elektronisches Telefonbuch ETV ® (“ETV”). ETV includes over 6 million residential and business entries and is updated daily with subscriber information from Switzerland’s major telecommunications service providers. Swisscom Directories is also responsible for the production, marketing and distribution of the printed Telephone Books, as well as for the operation, production and development of electronic directories and the Yellow Pages Online. Additionally, Swisscom Directories has primary responsibility for the development and marketing of customized directories solutions for SOHOs, SMEs and the directories industry. In 2003, Swisscom Directories had external revenue of CHF 107 million.

The directories’ business is regulated under the Telecommunications Act. In December 2001, the relevant ordinance was amended to the effect that every telecommunication service provider is required to provide its regulated data, including daily data updates, not only to directories publishers, as was the case in the past, but to any interested party and for any use. In 2002, Swisscom Directories was appointed by all major telecommunication providers as their data agent and is now responsible for centrally handling the provision of regulated data. There is currently an investigation pending at the Competition Commission to determine whether Swisscom Directories is offering its directories database to third parties at prices and on conditions that prevent them from effectively using these data. See “Item 8: Financial Information — Legal Proceedings.”

Other

Other revenue comprises mainly the operation of Telecom FL AG and Internet narrowband traffic to third-party ISP numbers. In 2003, external revenue from these services amounted to CHF 110 million. In September 2003, Fixnet sold Telecom FL to Liechtenstein TeleNet AG.

Competition

In the area of fixed network telephony and related services, Swisscom faces intense competition, particularly in the national and international calling markets. In 2002 and 2003, price competition was less intense due to the general situation in the telecom market in Switzerland which has undergone some consolidation with several niche players closing their operations. However, Swisscom expects price competition to intensify in 2004 due to increased competition from cable TV operators and Internet service providers.

Access. Swisscom does not yet face significant competition in the residential access market mainly due to the fact that until recently Swisscom was not required to unbundle its local loop. However, competition has increased since February 2003, when Cablecom, the largest cable operator in Switzerland, started offering telephony services over cable on a trial basis und is thereby directly competing with Swisscom’s PSTN and ISDN access services. In March 2003, the Federal Council adopted amendments to the Telecommunications Ordinance that require Swisscom to offer unbundled access to its local loop on a cost-oriented basis. See “ — Regulation — Unbundling of the Local Loop and Interconnection to Leased Lines”. In addition, in February 2004, ComCom issued a decision requiring Swisscom to offer full unbundled access to its local loop, against which Swisscom lodged an appeal. See “Item 8: Financial Information — Legal Proceedings — Proceedings Relating to Unbundling of the Local Loop ”. Unbundling

of the local loop gives competitors direct access to Swisscom’s customers and the ability to offer them a full range of services without the need to use Swisscom as an intermediary. In addition to loss of access revenues, unbundling of the local loop is likely to lead to increased competition for national and international traffic as customers would for the first time be able to choose among competing full-service providers of fixed-line telephony.

Swisscom’s principal competitors in the Internet access market are TDC Switzerland (Sunrise) and Cablecom. TDC offers narrowband dial-up access through its own network as well as ADSL broadband access through a reselling agreement with Swisscom Fixnet. Cablecom offers narrowband dial-up access through its subsidiary SwissOnline as well as broadband access over its cable network.

In order to compete with other broadband access operators more effectively, Swisscom reduced its ADSL access tariffs significantly in February 2001 and March 2002 and is currently increasing the capacity of its ADSL lines significantly. In connection with the tariff reduction introduced in March 2002, two of Swisscom’s competitors filed a petition with the Competition Commission, alleging that Swisscom is illegally subsidizing Bluewin and abusing its dominant position in both the retail and wholesale market for ADSL services. In December 2003, the Competition Commission determined that Swisscom has abused its market dominant position for ADSL services and enjoined Swisscom from giving any discounts exclusively to Bluewin. See “Item 8: Financial Information — Legal Proceedings — Other Regulatory Proceedings”.

In the wholesale ADSL market, Swisscom faces stiff competition from cable network operators offering cable modem applications. With the roll out of broadband mobile services based on UMTS technology, Swisscom also expects to face competition in the future from providers of broadband mobile services when they become commercially available.

National Retail Traffic. In the past, Swisscom faced limited competition in the business for local area calls. With the introduction of a new numbering plan in March 2002, this competition has increased significantly.

Under the new numbering plan, all phone numbers in Switzerland are to consist of ten digits, with the former area code having become an integral part of a subscriber’s phone number. Whereas in the past most local phone calls were routed automatically over the Swisscom network, under the new numbering plan subscribers who have pre-selected an alternative carrier will have their local calls routed automatically over that carrier’s network. As a result, local area traffic has declined in 2002 and is expected to decline further in the future. In 2003, local traffic continued to decline as a result of the new numbering plan as well as decreased Internet dial-up traffic.

Swisscom continues to face strong competition in the market for national long distance calls. Over the last several years, tariffs have come under significant pressure and margins have declined substantially. In 2001, the telecommunications market in Switzerland entered a period of consolidation. Currently, Swisscom’s principal competitor in the national long distance market is TDC Switzerland (Sunrise), which resulted from the merger of diAx and Sunrise. Swisscom also faces competition from Tele2, EconoPhone and other low-cost service providers. Despite a test launch of a voice-over-cable service by Cablecom, pricing pressure remained relatively low. However, margins are expected to come under renewed pressure in 2004 mainly due to increased competition from cable operators offering voice-over-cable services and Internet service providers offering Internet telephony (known as voice over IP) services.

Tariffs for fixed to mobile calls, which are accounted for in national traffic, are expected to come under particular pressure due to regulatory initiatives in the European Union regarding mobile termination and two proceedings in which Swisscom is involved. See “ — Regulation — Mobile Telecommunications”.

Swisscom’s competitors for national long distance service depend on Swisscom for the provision of wholesale originating and terminating access and transit services. As a result, the pricing of these services has had an important impact on the development of retail competition. Since January 1, 2000, Swisscom has been required to calculate its interconnection costs in any market in which it is market-dominant on the basis of the long-run incremental cost of an efficient operator and may no longer include historical costs. As a result, interconnection prices have steadily declined. Because interconnection rates calculated on the basis of long-run incremental costs only cover the additional cost to Swisscom of giving other providers access to its network and do not include the historical costs incurred by Swisscom in building out its network, Swisscom’s competitors may be able to offer retail services at lower prices than Swisscom while still covering their costs. See “— Regulation — Interconnection by a Market Dominant Provider”. In November 2003, ComCom issued decisions requiring Swisscom to lower interconnection prices with retroactive effect for the years 2000 to 2003 by 25-35%. Swisscom lodged an appeal against this decision with the Federal Court. See “Item 8: Financial Information — Legal Proceedings”.

International Retail Traffic. Swisscom also faces strong competition in the outgoing international calling market. Swisscom’s principal competitors in the outgoing international traffic market are TDC Switzerland (Sunrise) and Tele2, which focus their marketing on offering reduced rates for calls directed to countries of high traffic volume. In October 2002, responding to price reductions by competitors, Swisscom reduced tariffs for calls to more than 50 countries. In 2003, tariffs overall stabilized. The development of interconnection pricing will also impact competition in the area of outgoing international telephony.

In the longer term, Swisscom expects that additional market share will be lost in the area of international fixed voice telephony due to the increasing use of voice-over-IP technologies and that international rates will come under additional pressure as services based on such technologies begin to proliferate.

Wholesale Traffic. In 2003, Swisscom continued to face increasing competition in the national wholesale market from various network providers such as Colt and TDC Switzerland (Sunrise), currently offering services between major Swiss cities and international outgoing services to resellers. The increasing number of direct interconnection agreements between mobile operators has also led to an erosion in Swisscom’s share in the interconnection market.

Competition in the international wholesale market remained fierce in 2003. In the area of terminating incoming international traffic, Swisscom faces increasing competition from a number of international operators which have completed their pan-European networks. As some of these operators have also installed switches in Switzerland, Swisscom’s revenue from terminating incoming international traffic has declined.

In the area of international voice termination, Swisscom competes with low-cost operators, which gain customers by offering discount prices that are below cost. In addition, these operators are equipped with advanced technology that allows easy and quick re-routing of calls to take advantage of least-cost routes shortly after they emerge. These trends have resulted in further price erosion, which could only partially be compensated by increased traffic. In 2003, Swisscom completed the upgrade of its international gateways in order to deploy this technology as well. However, worldwide overcapacity and the introduction of voice-over-IP technology are likely to keep prices and margins under pressure.

Other Traffic. In the market of public and private payphones, Swisscom does not face significant competition. However, the overall market for public and private payphone use is expected to decline further due to increasing use of mobile phones and phone cards of other operators.

In the market for operator services, Swisscom faced only limited competition in 2003 since it is still allowed to use the well-known access number 111. There are currently discussions with the relevant regulatory agency when Swisscom will be required to switch to a generic service number. A change of the 111 access number to a generic service number would likely result in a major reduction in traffic volume for Swisscom’s operator services.

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

Leased Lines. In 2003, Swisscom continued to face intense competition in the market for national leased lines, in particular from Worldcom. In March 2003, the Federal Council adopted amendments to the Telecommunications Ordinance that require Swisscom, with effect from April 1, 2003, to offer interconnection of leased lines on a cost-oriented basis which is expected to intensify competition.

Directories. Swisscom does not face significant competition in the directories market. However, barriers to entry are low, particularly in the online directory market. Swisscom Directories expects to face increased competition from other online directory operators, as well as traditional direct marketing companies expanding into the directories market.

MOBILE

Overview

Swisscom Mobile is the leading provider of mobile telephony services in Switzerland, with 3.8 million mobile subscribers as of December 31, 2003. In 2003, Swisscom’s mobile activities generated total revenue of CHF 4.1 billion, including sales of CHF 0.7 billion to other Swisscom business segments. With external revenues of CHF 3.4 billion in 2003, Swisscom Mobile accounted for 24% of Swisscom’s consolidated net revenue.

The following table sets forth external revenue generated by Mobile for the periods indicated.

CHF in millions	Year Ended December 31,
	2001	2002	2003
Base fees	674	698	685
Connectivity voice	2,016	2,077	2,144
Connectivity data and value-added services	430	486	454
Other mobile revenue(1)	100	112	151

Total Mobile	3,220	3,373	3,434

(1)	Includes revenue from the sale of handsets sold through sales channels other than Swisscom shops and from SICAP, a prepaid billing platform.

Most of Swisscom’s mobile telephony revenue is generated from monthly subscription fees and traffic charges for mobile voice telephony, which accounted for 82% of its external revenues in the mobile segment in 2003. Within this segment, however, mobile data and value-added services comprise the fastest growing business area, driven primarily by a significant increase in the number of text messages sent using Swisscom’s short messaging service (SMS), despite a decline in revenues in 2003 due to a change in the accounting method for value-added services numbers. See “Item 5: Operating and Financial Review and Prospectus — Mobile — Connectivity Data and value-added services”.

With the commercial launch of services enabled by high speed GPRS and UMTS technologies, Swisscom believes that an increasingly significant portion of its mobile revenue will be generated by mobile data services, value-added services, Internet access and e-commerce services. In November 2003, Swisscom has implemented the Vodafone live! portal, enabling mobile information, entertainment, community and lifestyle premium services, which Swisscom believes will contribute in the future to the generation of m-commerce revenue and enhance customers retention.

Alliance with Vodafone

In connection with the acquisition of a 25% shareholding in Swisscom Mobile AG by Vodafone Group Plc (“Vodafone”) effective April 1, 2001, Swisscom Mobile and Vodafone entered into a service agreement, which set out the terms on which Swisscom Mobile and Vodafone would cooperate in certain areas. In November 2003, the original service agreement was replaced by a new service agreement between Swisscom Mobile, Vodafone and Vodafone Marketing Sarl, to reflect the continued and deepening co-operation between Swisscom Mobile and Vodafone and the development of new technologies in recent years.

Under the service agreement, each of Swisscom Mobile and Vodafone agreed to provide the other with access to its products and services, and to provide certain consultancy and supporting services in agreed circumstances. The service agreement also provides for a framework for co-managing international corporate accounts and co-operation in the area of product development, and gives Swisscom Mobile the right to use future upgrades of certain services and enabling platforms developed by the Vodafone group on normal commercial terms even if the service agreement is terminated. Swisscom Mobile pays an overall fee for all services and products provided by the Vodafone group companies.

In general, all services provided by a party under the service agreement are to be offered to the other party on terms and conditions equivalent to those offered to other members of the Swisscom group in respect of Swisscom Mobile’s provision of services, and other members of the Vodafone Group of a similar size as Swisscom Mobile, in respect of Vodafone’s provision of services. Furthermore, each of Swisscom Mobile and Vodafone has agreed, subject to certain exceptions, not to offer the services provided under the service agreement to any other mobile telecommunications business in any of the Vodafone territories, in respect of Swisscom Mobile, and any of Switzerland and Liechtenstein, in the case of Vodafone.

Swisscom Mobile and Vodafone have also entered into a branding agreement, which sets forth the terms for mutual use of their trade names and marks.

Swisscom believes this strategic alliance enhances its competitive position in the mobile market. Through this alliance, Swisscom Mobile has access to Vodafone products and services, to know-how of Vodafone and to other relevant global activities in mobile telecommunications. One recent example of this cooperation is the launch by Swisscom Mobile of the new Vodafone live! service in November 2003. Swisscom Mobile may also participate in Vodafone’s worldwide arrangements for the procurement and/or supply chain management of infrastructure, handsets and other products, which enables Swisscom Mobile to realize cost savings.

In 2003, Swisscom generated service revenue from the co-operation with Vodafone in the amount of CHF 66 million and paid an amount of CHF 111 million for services purchased from Vodafone. These payments primarily related to roaming charges each of Swisscom Mobile and Vodafone paid the other for the use of the other’s network by its customers.

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

In December 2000, Swisscom was awarded one of four UMTS licenses auctioned in Switzerland, for which it paid CHF 50 million. Universal mobile telecommunication system (UMTS) is a third generation mobile radio system that creates additional mobile radio capacity and enables broadband media applications while also providing high speed Internet access. Under the original terms of the UMTS license, each licensee was required to build out its network to achieve population coverage of 20% by the end of 2002 and 50% by the end of 2004, unless it is unable to fulfill this obligation for reasons beyond its control and can prove that it has made every effort to do so. In June 2002, ComCom amended the terms of the license to eliminate the requirement that 20% population coverage be achieved by the end of 2002. Licensees will still be required to achieve 50% population coverage by the end of 2004. Swisscom achieved this threshold in May 2003. In addition, each licensee is now required to report to OfCom every three months on the progress of its network build-out until it has achieved 20% population coverage.

Swisscom continues to build out its broadband networks such as UMTS. Swisscom has opened its UMTS network to a limited user group in order to test new data services. Timing of the launch of commercial UMTS services will depend primarily on the availability of appropriate dual mode (GPRS/UMTS) handsets. Swisscom also invests in capacity enhancements and functional upgrades of its existing GSM network. For example, in order to further improve its GPRS services, Swisscom intends to activate Enhanced Data Rates for GSM Evolution (EDGE) technology in selected areas in Spring 2004 and plans to provide EDGE access throughout its GSM network by the beginning of 2005. Other projects include building additional base stations and extending the reach of the network’s dual-band capability. For further information on Swisscom’s mobile network, see “ — Networks and Technology — Mobile Telecommunications Network”.

In December 2002, Swisscom introduced a public wireless LAN (PWLAN) service. Swisscom Mobile is the leading PWLAN network operator in Switzerland, currently operating over 400 hotspots in Switzerland. In addition, Swisscom Mobile offers through roaming agreements access to over 800 additional hotspots throughout Europe. In November 2003, Swisscom Mobile entered into a cooperation agreement with Microsoft to offer its business customers easy-to-use, secure PWLAN access service. In addition, Swisscom intends to introduce a PC card based integrated service offering access to GPRS, UMTS and PWLAN. For more information on these networks and Swisscom’s PWLAN services, see “— Networks and Technology — Mobile Telecommunications Network” and “ — Other — Swisscom Eurospot”.

In December 1999, the Federal Council adopted an ordinance, known as the NIS Ordinance, which establishes emission standards to protect the population of Switzerland from non-ionizing radiation emitted by various sources, including mobile antennae and base stations. In July 2002, the Swiss Agency for the Environment, Forests and Landscape (“BUWAL”) issued final recommendations which provide guidance for enforcement authorities on the appropriate method for measuring electromagnetic emissions from base stations and masts in the GSM network. These recommendations are generally binding, but deviations are permitted under certain circumstances. In order to comply with the applicable emission standards and maintain current quality of service Swisscom will be required to put up additional antennae. However, Swisscom does not expect the associated costs in 2004 to be materially different from those incurred in previous years. While the BUWAL recommendations establish uniform standards for measuring emissions in GSM networks, they do not address emission standards for UMTS networks. Recommendations relating to emission standards for UMTS networks are expected in the course of 2004. Depending on the enforcement recommendations ultimately adopted, it is possible that additional capital expenditures will be required in connection with the build-out of Swisscom’s UMTS network. See “ — Regulation — Mobile Telecommunications”.

Base Fees

Swisscom’s base fees are generated from the monthly subscription fees paid by Swisscom’s mobile subscribers. The following table shows the total number of subscribers to Swisscom’s mobile services at the dates indicated.

In thousands(1)	As of December 31,
	2001	2002	2003
Postpaid	2,152	2,298	2,387
Prepaid(2)	1,221	1,307	1,409

Total Subscribers	3,373	3,605	3,796

(1)	Includes service accounts.

(2)	Does not include accounts of any inactive prepaid customer in its subscriber figures. A customer is deemed inactive after a period of twelve months without making a call or sending a SMS message.

Since 1995, the number of mobile customers in the Swiss marketplace has grown annually, with overall market penetration reaching almost 82% at the end of 2003. Swisscom expects growth in the mobile market to continue, although at a slower rate in light of high market penetration. With the growing market penetration, Swisscom focuses increasingly on customer retention.

In order to promote customer retention, Swisscom has implemented customer loyalty and win-back programs, including incentives for twelve and twenty-four month contract commitments, handset subsidies and handset renewal possibilities, which resulted in a further decline of customer churn. While Swisscom’s mobile business relies primarily on Swisscom shops for sales and marketing, it is also expanding its use of indirect and alternative sales channels.

Connectivity Voice

As the leading provider of mobile telephony services in Switzerland, Swisscom offers its customers mobile telephony service in Switzerland as well as abroad. Swisscom has entered into roaming agreements with 357 mobile operators worldwide covering 163 countries and earns revenue from those operators when their subscribers make mobile phone calls in Switzerland. Swisscom has also entered into distribution agreements with Tele2, a fixed-line and mobile service provider, which sells Swisscom Prepaid Cards under its own branding, marketing and pricing.

Traffic. The table below sets forth, for the periods indicated, the volume of traffic relating to Swisscom’s mobile telephony business.

In millions of minutes	Year Ended December 31,
	2001	2002	2003
Connectivity Voice(1)	3,296	3,331	3,335

(1)	Includes minutes from all outgoing calls made by Mobile subscribers as well as service accounts and traffic generated by service accounts.

For information on average monthly minutes of use and average monthly revenue per mobile customer, see “Item 5: Operating and Financial Review and Prospects — Results of Operations by Segment — Mobile”.

In February 2003, Swisscom Mobile contracted with another mobile network operator in Switzerland to set up direct interconnection between their networks. Swisscom Mobile intends to enter into similar agreements with other network operators in the future.

Principal Products. Swisscom currently offers seven principal mobile products: Natel business, Natel international, Natel swiss, Natel budget, Natel easy, Natel corporate and Natel Corporate Mobile Network (CMN), the last two of which target the business segment.

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

The following table sets forth, at the dates indicated, subscriber numbers relating to each of Swisscom’s principal mobile products.

In thousands	Year Ended December 31,
	2001	2002	2003
Natel easy	1,221	1,307	1,409
Natel swiss	1,503	1,352	1,256
Natel budget	166	409	544
Natel international	328	264	224
Natel corporate	6	97	181
Natel CMN	75	104	118
Natel business	75	73	64

Natel Total	3,373	3,605	3,796

Tariffs. Swisscom offers a variety of tariff and service packages targeting different customer segments. While headline tariffs have remained stable since a significant tariff reduction for its principal products at the end of 1999, Swisscom has introduced lower-cost products for residential and business customers (Natel budget and Natel corporate), which have effectively resulted in an overall tariff reduction. Because Swisscom’s mobile customers can switch from one tariff to another, which Swisscom believes helps to prevent customer churn, the introduction of budget services has led to a decline in the number of subscribers to Swisscom’s higher priced services. Swisscom expects that pressure on mobile tariffs, especially in the highly competitive business segment, will remain fierce in the future.

The following table sets forth information relating to Swisscom’s tariffs for its principal Natel products, as in effect at December 31, 2003. All tariffs include VAT.

	SIM	Monthly					Night And
	Card Fee	Base Fees	Peak(1)		Off Peak(2)		Weekend(3)
Natel easy(4)	40	—	0.99		0.90		0.80
Natel swiss	40	25	0.59		0.40		0.20
Natel budget(5)	40	15	0.70		0.70		0.70
Natel international	40	45	0.40		0.30		0.20
Natel corporate	40	— (7)	—	(8)	—	(8)	—	(8)
Natel CMN	40	45	—	(6)	—	(6)	—	(6)
Natel business	40	75	0.25/0.15	(9)	0.25/0.15	(9)	0.25/0.15	(9)

(1)	Monday to Friday from 7:00 a.m. to 7:00 p.m., except holidays.

(2)	Monday to Friday from 6:00 a.m. to 7:00 a.m. and 7:00 p.m. to 10:00 p.m.

(3)	Monday to Friday from 10:00 p.m. to 6:00 a.m., weekends and holidays.

(4)	Natel easy customers are charged an initial fee for the SIM card only, and there is no fee for recharging the card.

(5)	Natel budget customers are charged a flat rate for every call, but the monthly basic charge includes either 15 free minutes or 50 free SMS messages.

(6)	The minute rates of Natel CMN depend on criteria such as destination.

(7)	The monthly charges for Natel corporate are graduated according to the total amount of subscriptions within a company.

(8)	The minute rates of Natel corporate depend on the chosen base product.

(9)	Natel business customers are charged a flat rate for calls irrespective of time or day. All calls made up to a threshold of 300 minutes per month cost CHF 0.25 per minute and all calls made in excess of the 300 minute per month threshold cost CHF 0.15 per minute.

For calls placed and received outside Switzerland, all Natel customers pay a roaming surcharge in addition to the tariffs imposed by the local mobile network operator. Natel easy customers pay a higher surcharge than customers of other Natel services.

Connectivity Data and Value-Added Services

Connectivity data and value-added services comprise mainly short messaging services (SMS) and multimedia messaging services (MMS).

Short messaging services (SMS), one of the most popular mobile data services, allows messages with up to 160 letters to be sent via a digital mobile phone. In June 2002, Swisscom launched a multimedia messaging service (MMS), which is a further development of its SMS service. Swisscom MMS allows customers to compose, send and receive messages using all forms of media including text, pictures and audio. Swisscom MMS will enable customer to customer messaging from MMS mobile devices and personal computers. Swisscom offers MMS also as a wholesale service to third party content providers.

The table below sets forth, for the periods indicated, the numbers of SMS messages sent.

	Year Ended December 31,
	2001	2002	2003
Number of SMS messages (in millions)(1)	1,317	1,650	1,847

(1)	Includes service accounts and traffic generated by service accounts. Does not include wholesale SMS messages.

The new mobile data service Vodafone live! allows customers to take and send picture messages, download games and polyphonic ringtones and to access entertainment services. These mobile entertainment and mobile data services are continually upgraded either globally through Vodafone or locally through Swisscom.

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

Competition

In its mobile business, Swisscom faces competition primarily from the two other original mobile licensees in Switzerland, Orange and TDC Switzerland (Sunrise). In December 2003, ComCom awarded GSM licenses to two other competitors of Swisscom, Tele2 and In&Phone, which will further intensify competition in the mobile business.

Swisscom expects competition, especially for business customers, to remain fierce in 2004 due to increased tariff pressure and competing enhanced data solutions. Competition in the residential segment is expected to be driven also by handset subsidies.

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

In the future, Swisscom expects to face competition in the provision of GPRS and UMTS services from dSpeed, a wholly owned subsidiary of TDC Switzerland (Sunrise), and Orange, both of which hold Swiss UMTS licenses.

ENTERPRISE SOLUTIONS

Overview

Enterprise Solutions is the leading provider of fixed network telecommunication services to business customers in Switzerland. In 2003, Enterprise Solutions generated total revenue of CHF 1.4 billion, including sales of CHF 0.1 billion to other Swisscom business segments. With external revenues of CHF 1.3 billion in 2003, Enterprise Solutions accounted for 9% of Swisscom’s consolidated net revenue in 2003.

Services provided by Enterprise Solutions include:

•	National and International Traffic. Enterprise Solutions offers national and international fixed-line voice telephony services to business customers. In 2003, Enterprise Solutions carried an aggregate of 3.1 billion minutes of national telephony traffic and 0.5 billion minutes of outgoing international traffic generated by business customers.

•	Networking. In the area of networking, Enterprise Solutions offers national and international leased lines, Intranet services, as well as national and, through Infonet Switzerland, international private network services.

•	Inhouse and Processes. Inhouse and Processes services comprise the provision of Business Numbers, which business customers use to provide their customers access to information services, various local area network services and a customer relationship management service.

•	Other. Enterprise Solutions also offers a variety of other services, including consulting, business Internet and public data network services.

Effective January 1, 2003, there were some minor intra-segment changes in the Enterprise Solutions segment. For example, revenue generated from the provision of business numbers has previously been reported under “Value-added Services” and is now included in “Inhouse and Processes”. Intra-segment information relating to prior years has been restated accordingly.

The following table sets forth external revenue generated by Enterprise Solutions for the periods indicated.

CHF in millions	Year Ended December 31,
	2001	2002	2003
National and international traffic	583	561	502
Networking	633	568	536
Inhouse and processes	112	110	90
Other	141	134	133

Total	1,469	1,373	1,261

Depending on a customer’s size and the complexity of its communication needs, Enterprise Solutions addresses its business customers through a designated key account management team, direct and indirect sales channels or via telephone.

Since January 2004, Enterprise Solutions has increased its focus on large business customers with complex communication needs. To this end, approximately 46,000 business customers with primarily standard traffic needs have been transferred to the Fixnet segment.

Due to continued slowdown and overcapacity in the telecommunications market, Enterprise Solutions has experienced a general decrease in market demand among all customer segments. Although large business customers have postponed planned investments in telecommunication solutions in the last two years, the market seems to have slightly recovered in the fourth quarter of 2003 as inquiries for Enterprise Solutions’ services have increased. Enterprise Solutions continues to focus resources on meeting customers’ needs for complex telecommunication services to ensure its long-term growth and, where necessary, will complement its portfolio through partnerships.

In August 2002, Enterprise Solutions acquired a 49.9% stake in Unit.Net, a provider of specialized online communication services based on streaming technology. Since Unit.Net did not meet its sales targets, it was partly sold to Virtue Broadcasting Switzerland Ltd. Unit.Net ceased operations in September 2003 and liquidation is expected to be completed in the course of 2004.

National and International Traffic

Enterprise Solutions provides national and international fixed-line voice telephony services to business customers. For a description of these voice telephony services, which Swisscom also provides to residential customers, and of developments impacting the provision of fixed-line telephony services, see “ — Fixnet — Access” and “ — Fixnet — Retail Traffic”.

The following table sets forth, for the periods indicated, selected information relating to Enterprise Solutions’ national and international fixed voice telephony traffic generated by business customers.

In millions of minutes(1)	Year Ended December 31,
	2001	2002	2003
Local and long-distance traffic	3,715	3,218	2,719
Fixed-to-mobile traffic(2)	444	457	428

Total national traffic	4,159	3,675	3,147
International traffic(3)	621	586	499

Total traffic	4,780	4,261	3,646

(1)	Includes traffic on courtesy and service lines.

(2)	Includes traffic for calls from the fixed-line network to private user networks.

(3)	Based on minutes of outgoing international traffic as determined for customer billing purposes. Does not include traffic originating outside Switzerland.

For information on tariffs for national and international traffic, see “ — Fixnet — Retail Traffic — Tariffs”. Enterprise Solutions offers a variety of volume-based discounts for its largest business customers.

Networking

In the area of networking, Enterprise Solutions offers national and international leased lines and Intranet services. As an alternative to leased lines, Enterprise Solutions provides solutions to complex data communication demands by offering national and, through Infonet Switzerland, international private networks.

National Leased Line Services

Enterprise Solutions is the leading provider of leased lines in Switzerland. Leased lines are fixed point-to-point connections between separate locations, which may be used by the customer for voice and high volume data or video transmission. Leased lines are used by business customers to assemble their own private networks and by resellers to establish networks in order to offer information services. Swisscom also offers leased line services on a wholesale basis. See “ — Fixnet — Other”.

In order to capitalize on the trend toward managed network services, Enterprise Solutions also offers managed leased line services to its national leased line customers. Through active fault management and automatic rerouting in case of network failure, Enterprise Solutions’ managed leased line services guarantee up to 99.99% end-to-end availability. In addition, Enterprise Solutions’ city services product is an optimal solution for business customers with high-volume data traffic between their office locations within a given city. The benefits of city services include high bandwidth and around the clock end-to-end management.

The following table sets forth information relating to Enterprise Solutions’ national leased lines.

Number of leased lines	Year Ended December 31,
	2001	2002	2003
National leased lines(1)
Analog leased lines	5,674	5,408	5,175
Digital leased lines
less than 64 kbit/s	2,019	971	666
from 64 kbit/s to less than 2Mbit/s (unmanaged)	11,830	8,244	6,457
from 64 kbit/s to less than 2Mbit/s (managed)	5,958	4,396	3,736
2 Mbit/s and higher (up to 622 Mbit/s)(2)	3,078	3,910	4,336

Total national leased lines	28,559	22,929	20,370

(1)	Excluding twisted copper pairs.

(2)	Restated for the years 2001 and 2002 to include city services, which has previously been accounted for under national private networks.

In 2003, the number of leased lines with bandwidths of less than 2Mbit/s continued to decline, as customer applications increasingly require bandwidths of 2Mbit/s and higher. For the same reason, the overall number of leased lines decreased, as customers migrated to high capacity services based on IP.

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

Under the Telecommunications Act, a licensed telecommunications service provider may be required to provide leased lines in accordance with international standards at cost-related prices in a particular region if it is determined that demand for such services is not being met.

In March 2003, the Federal Council adopted amendments to the Telecommunications Ordinance that require Swisscom to offer interconnection to leased lines on a cost-oriented basis, with effect from April 1, 2003. See “ — Regulation — Interconnection by a Market-Dominant Provider”.

International Leased Line Services

Enterprise Solutions offers international leased lines to its business customers with cross-border requirements. Through its own European network or in cooperation with other international carriers, Enterprise Solutions offers its European customers the convenience of single-end ordering and billing for half- and full-circuits. For a description of Swisscom’s European network, see “ — Networks and Technology — Fixed-Line Networks”.

The following table sets forth information relating to Enterprise Solutions’ international leased lines.

Number of leased lines	As of December 31,
	2001	2002	2003
Analog leased lines	138	109	81
Digital leased lines	598	499	407

Total international leased lines	736	608	488

In recent years, the number of international leased lines has been falling mainly due to increased competition particularly from global players, as Enterprise Solutions has only a limited reach in the international market for fully managed circuits.

Through its international participations and partnerships, Swisscom provides end-to-end managed leased line services for international corporate networks in a number of European countries. Swisscom also offers such services on a wholesale basis via its EOSNET network. See “ — Fixnet — Other ” and “ — Networks and Technology — Fixed-Line Networks”.

Intranet Services

Enterprise Solutions’ Intranet services consist primarily of router management services. Since mid-2000, this service has been deployed on a multiservice platform based on multiprotocol label switching (MPLS) technology, which gives network operators high flexibility to divert and route traffic around link failures and congestions. As of December 31, 2003, Enterprise Solutions managed more than 20,000 routers, mainly on behalf of banking and insurance clients, as well as large retailers. Other services within the Intranet services portfolio include remote access services, which enable access to the corporate Intranet through all commercially available access technologies, and encryption services for customers with strict security requirements.

In 2003, Enterprise Solutions expanded its Intranet services portfolio through new features and solutions. For example, it introduced an Internet virtual private network product, which provides interconnection of local area networks (LANs) over the public Internet.

National Private Networks

Enterprise Solutions offers private networks for data transmission based on a variety of technological platforms. The services comprise frame relay services, ATM services and color line services.

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

Enterprise Solutions’ color line metro service provides digital transmission based on dense wavelength division multiplex (DWDM) technology. DWDM is an optical technology used to increase bandwidth over existing fiber optic backbones and permits transparent data transfer for all network protocols and application data types in end-to-end connections. Ring and long-haul connections are currently in development. This service is primarily aimed at customers who need to transfer large amounts of data in gigabits between two or more locations in or around business centers.

In the past two years, the increased substitution of frame relay and ATM services by Internet Protocol (IP) services among the large business customers has resulted in decreased sales of frame relay and ATM services.

International Private Networks

To allow voice communications and data sharing between their locations in different countries, large multinational corporations require seamless international voice, data and networking services. Swisscom has partnered as a distributor with Infonet Services Corporation (“Infonet”), in which Swisscom holds a 17.7% interest, to offer its business customers in Switzerland global and seamlessly managed telecommunications services. Infonet’s main focus is corporate data networks, including providing companies with a managed Intranet, and remote access services over public networks for smaller subsidiaries and mobile users. In addition, Infonet markets extranet services to its customers, both on a closed user-group basis and through public network access, including the Internet. Enterprise Solutions distributes these services in Switzerland through Infonet Switzerland AG, in which it holds a 90% share. See “ — Participations”.

Inhouse and Processes

Inhouse and Processes services comprise the provision of Business Numbers, various local area network services and a customer relationship management service.

Business Numbers

Enterprise Solutions’ Business Numbers consist primarily of toll-free, cost-shared and premium rate numbers, which Swisscom’s business customers use to provide their customers access to information services.

Enterprise Solutions offers toll-free Business Number services for both national and international use. Enterprise Solutions’ cost-shared service allows business customers to assume a portion of the cost of the calls they receive. Enterprise Solutions’ premium rate services allow business customers to make information accessible by telephone for a fee, a portion of which is received by the party being called. In addition, these premium rate services also allow for flat rate charging on a per call or product basis and “credit-per-call” billing, under which the party placing the call receives credit for the cost of their call. These numbers are increasingly used by business customers as a retail sales channel and as an additional form of payment. Enterprise Solutions’ premium rate services offer a variety of supplementary services, including the ability to terminate calls outside Switzerland, to receive calls from other countries without revenue sharing with the subscriber and an efficient call management system.

Effective January 1, 2003, product ownership of Business Numbers was transferred from Fixnet to Enterprise Solutions in order to address the needs of business customers more efficiently and effectively. As a result, the portfolio was expanded to include new services, including a network-based menu-prompted information service, which allows Enterprise Solutions to build simple customer interaction solutions based on Business Numbers. Prior years have been restated accordingly.

The following table sets forth the total traffic generated by Enterprise Solutions’ Business Numbers for the periods indicated.

In millions of minutes	Year Ended December 31,
	2001	2002	2003
Business Numbers traffic(1)	918	775	721

(1)	Does not include calls made by Enterprise Solutions customers to Business Numbers of other providers.

In 2003, traffic volume continued to decrease primarily as a result of increased substitution of Business Numbers by other information services such as Internet. However, the decrease in traffic in 2003 was less pronounced than in 2002, mainly due to the positive effects of customer win-back and retention programs.

LAN Services

Enterprise Solutions’ local area network (LAN) services include LAN network design, hardware provision, installation, network operation and maintenance with which it provides the infrastructure for all data and voice requirements over Internet protocol (IP) within the campus area of business customers. While sales for LAN services fell overall in 2003, Enterprise Solutions experienced increased demand for IP-based telephony solutions. Increased market acceptance of IP telephony is expected to stimulate significant growth in this area.

CRM

Enterprise Solutions provides, together with partners such as Kana, Oracle, Aspect and Cisco, customer relation management (CRM) services and customer interaction solutions, which allow its customers to enhance their customer relationship management. These services include end-to-end tracking technology and contact center solutions which combine conventional call center applications with e-mail, Internet and mobile telephony.

Other

Other services offered by Enterprise Solutions comprise business Internet services, public data network services, professional services and a variety of supporting services.

Business Internet

Enterprise Solutions’ Business Internet service portfolio includes a full range of Internet access and applications for business customers and national Internet service providers (ISPs). These services include managed firewall services and spam filtering IP transit services over the national and international dedicated IP-Plus backbone.

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

Professional Services

In 2003, Enterprise Solutions expanded its consulting and project management services by offering outsourcing services. These consulting services cover the entire portfolio of telecommunications services and products Enterprise Solutions offers. Enterprise Solutions believes that this business will grow in the future as technologies converge and demand increases for combined IT and telecommunication solutions. Enterprise Solutions seeks to strengthen its position in an otherwise commodity marketplace through its role as systems integrator, offering, together with other Swisscom companies or external partners, information and communication technologies in the field of connectivity, network security and customer interaction management.

Supporting Business

Enterprise Solutions also provides a variety of supporting services, including security services and military communication networks.

Competition

Enterprise Solutions faces intense competition serving its business customers. TDC Switzerland (Sunrise) is the overall market challenger in Switzerland, and is positioning itself as full-service provider. Other competitors include Colt, which offers telecommunication services to customers in specific locations, and Cablecom, which aims at positioning itself as a provider of broadband services via cable and voice-over-IP solutions. Increasing demand for low-cost products at lower quality puts additional price pressure on companies such as Enterprise Solution that focus on higher-quality products.

National and international outgoing traffic. As in the residential market, Swisscom faces significant competition in the corporate telephony market, with the stiffest competition occurring in the long distance and outgoing international calling markets. For further information on competition in the area of fixed-line telephony generally, see “ — Fixnet — Competition”.

Networking. In its national leased line business, Enterprise Solutions has faced limited but increasing competition from TDC Switzerland (Sunrise), Colt, Worldcom and T-Systems as well as from Cablecom, the strongest cable TV provider in Switzerland, which operates its own infrastructure and has invested heavily to upgrade it. Enterprise Solutions also faces competition from power plants, which offer telecommunication services to customers via their own high-capacity dark fiber networks. Competition in the national leased line market may also increase substantially as a result of the recent amendments to the Telecommunications Ordinance, which require Swisscom to offer its competitors interconnection to leased lines on a cost-oriented basis. See “ — Regulation — Unbundling of the Local Loop and Interconnection to Leased Lines”.

In its international leased line business, Enterprise Solutions has been facing for several years intense competition from international players, such as Equant/Global One, Worldcom, British Telecom and Deutsche Telecom, leading to stiff price competition and a decline in market share.

In the market for other networking services, specifically private networks and Intranet services, Enterprise Solutions currently faces competition from Cablecom, T-Systems and TDC Switzerland (Sunrise), as well as system integrators such as IBM.

Prices for private networks in low-speed bandwidths have come under significant price pressure due to the increased use of low-cost broadband services. The market for high-speed bandwidths (> 2Mbit/s) remains very competitive, and is no longer limited to connections between cities, but has expanded to interregional connections throughout Switzerland. The market for Intranet services in Switzerland is growing as corporate clients’ telecommunications needs evolve in the field of LAN services as well as for value-added services in the Intranet, Extranet and Internet domains based on highly sophisticated IP technologies, including voice and data integration.

Inhouse and processes. Since September 2001, OfCom, the Swiss Federal Office for Communication, has taken over responsibility for allocating individual service numbers from range of numbers used for Business Numbers to end-users, who are required to pay both a one-time set up charge and a monthly subscription fee to OfCom. End-users who have been allocated numbers may put the number into operation with the telecommunications service provider of their choice. As a result, competition in this business area has increased.

Enterprise Solutions’ major competitors for LAN services are T-Systems and TDC Switzerland (Sunrise). In the area of CRM solutions, Enterprise Solutions competes directly with Alcatel and Avaya.

Other. Enterprise Solutions’ major competitors for Business Internet are T-Systems and TDC Switzerland (Sunrise). In the area of professional services, Enterprise Solutions’ primary competitors are consulting firms. In the area of supporting business, Enterprise Solutions does not face competition and has ensured its position through long-term contracts.

DEBITEL

Overview

Swisscom owns 95% of the share capital of debitel, a German provider of mobile communications and value-added services. The remaining 5% of debitel’s share capital are publicly traded on the Frankfurt stock exchange. With over 10 million customers at the end of December 2003, debitel is the largest network-independent mobile communications service provider in Europe. debitel acts primarily as a reseller of mobile communication products and services, which it sells under its own brand name to private customers as well as to small- and medium-sized business customers. In addition to its core mobile communications services, debitel offers fixed-line services and mobile data and content services. debitel also has a minority interest in Dangaard Telecom Holding A/S, one of Europe’s leading distributors of mobile handsets and accessories. In 2003, debitel had net revenue of CHF 4.6 billion (EUR 2.9 billion), representing 31% of Swisscom’s consolidated net revenue.

As a result of the general slow down in the telecommunication market, and reduced growth prospects for debitel in particular, in 2001 and 2002, Swisscom wrote down the goodwill associated with the debitel acquisition by CHF 1.1 billion and CHF 702 million, respectively.

In connection with the sale of debitel as described below, Swisscom exercised its option to purchase another 2% in debitel from ElectronicPartner and thereby increased its stake to 95%.

On April 29, 2004, Swisscom entered into an agreement to sell its 95% stake in debitel AG in a leveraged buyout by funds advised by the private equity firm Permira (Permira Funds), for a purchase price of EUR 640 million (equity value). The purchase price will be partially financed by Swisscom through the conversion of existing intercompany loans in the amount of EUR 210 million into two vendor loan notes of EUR 105 million each, to be assumed by debitel Konzernfinanzierungs GmbH, an indirect 100% owned subsidiary of the entity to be acquired by Permira Funds in the transaction. Consideration from the sale including the vendor loan notes will be recorded at fair value at closing of the transaction. In determining the expected net selling price for purposes of calculating the impairment charge at December 31, 2003, management estimated the fair value of the vendor loan at an amount lower than its nominal value. After deduction of the deferred portion of the purchase price, Swisscom expects to receive EUR 430 million in cash at closing. Pending the closing of the transaction, Swisscom’s debitel shares will be held in a blocked account to prevent Swisscom from selling these shares otherwise than to the Permira Funds pursuant to the purchase agreement.

A portion of the purchase price is also being financed on a senior secured basis by a consortium of banks. Repayment of Swisscom’s vendor loan notes, which have a term of 7 and 8 years, respectively, is subordinated to the full repayment of the senior facilities provided by these banks. Upon repayment of the senior facilities, the vendor loan notes will be secured by assets of debitel Konzernfinanzierungs GmbH, which consist primarily of the debitel shares acquired in the transaction.

As is common in this type of transaction, Swisscom has agreed to indemnify the purchaser for any breach of the representations and warranties made by it in the purchase agreement and for certain liabilities, including tax liabilities, of debitel. In addition, Swisscom has agreed to bear the risk of and to indemnify the purchaser for any losses which may arise in the future at one of debitel’s international subsidiaries. However, the purchase agreement provides Swisscom under certain conditions with the right to take control over this subsidiary in order to minimize its liability under this indemnity.

In connection with the discussions concerning the disposal of its shareholding in debitel, Swisscom recorded a further goodwill impairment charge of CHF 280 million in 2003, reflecting the net amount that was expected from the sale.

At December 31, 2003, Swisscom had a cumulative currency translation loss of CHF 221 million recorded under other reserves in consolidated shareholders’ equity. As a result of the sale, the cumulative translation loss through the date of the sale will be removed from equity and recorded under financial expense in the income statement in 2004.

The following table sets forth external revenue generated by debitel for the periods indicated.

CHF in millions	Year Ended December 31,
	2001	2002	2003
Germany	2,738	2,859	3,192
International	1,070	1,252	1,363

Total	3,808	4,111	4,555

debitel’s enhanced service provider strategy stands for network independence and extension of the value chain. As the point of contact for network operators, distribution partners and customers, debitel bundles the products of its partners, develops its own products and is thereby able to offer a broad range of services, including UMTS services, to its customers. In a more saturated market environment, debitel has been increasing its emphasis on customer retention programs, which has resulted in decreased churn.

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

As a mobile communications service provider, debitel does not operate its own network but instead purchases the telecommunications services of network operators and uses them to develop its own services which it then sells under debitel’s brand names for its own account, at tariffs debitel mostly determines independently of the network operators. debitel’s core business in Germany consists of providing access to the mobile voice and data services of the T-D1, Vodafone and E-Plus digital telecommunications networks. debitel has entered into long-term service provider contracts with the operators of those networks under special license terms and conditions available to service providers. These agreements also apply to UMTS products and services.

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

The following table shows the number of debitel’s contract and prepaid subscribers in Germany for the periods indicated.

In thousands	Year Ended December 31,
	2001	2002	2003
Contract subscribers
Mobile postpaid subscribers	2,268	2,520	3,042
Other(1)	401	353	354
Mobile prepaid subscribers	4,978	4,856	4,904

Total number of subscribers	7,647	7,729	8,300

(1)	Includes subscribers for fixed-line and Internet services.

In the field of mobile communications, debitel focuses on products and services combining networks and technologies such as the integration of the debitel portal within a network operator’s portal.

debitel also generates revenue from the sale of handsets and merchandise, which include prepaid packages consisting of handsets, SIM cards and vouchers. In addition, debitel receives commissions from network operators for new subscribers acquired.

International

Through partly- and wholly-owned subsidiaries, debitel offers mobile and other telecommunications services in the Netherlands, France, Denmark and Slovenia. Some of these subsidiaries hold significant shares in their respective markets. In December 2003, debitel’s foreign subsidiaries together had 2.044 million customers representing 19.7% of debitel’s total customer base.

In the Netherlands, debitel offers mobile and fixed-line services through its wholly-owned subsidiary debitel Netherlands B.V., which is the largest network-independent telecommunications provider in the Netherlands. At the end of 2003, debitel Netherlands B.V. offered services to 1.403 million customers. debitel Netherlands cooperates with a number of Dutch network operators, including KPN and Vodafone (formerly Libertel). The contract with Vodafone also includes UMTS services.

In France, debitel France, as a result of a merger of Videlec S.A. with Telecom Option S.A., secured its market presence with approximately 100 own shops under the Videlec brand. In the fourth quarter of 2003, debitel France underwent a complete reorganization and abandoned the hardware distribution business and the management of approximately 330,000 Orange customers. At the end of 2003, debitel France had approximately 102,000 customers. It cooperates as a service provider with SFR and, on a reseller basis, with Orange and Bouygues Telecom.

debitel is also active in Denmark through debitel Danmark A/S in which it holds a 78.25% interest. Through debitel Danmark AS, debitel had approximately 455,000 customers in Denmark at the end of 2003. In 2003, debitel Danmark strengthened its market position by acquiring the smaller service providers Telekompagniet and Link Telecom. Indirect sales activities have been sustained through the cooperation with several Danish supermarket chains as well as the Danish Post.

In Slovenia, debitel, through a 52% owned subsidiary, provided mobile services to 85,300 customers in 2003. debitel Slovenia is the sole mobile service provider in Slovenia and cooperates exclusively with the largest Slovenian network operator Mobitel. In addition to the introduction of innovative new products, such as a mobile payment service, debitel Slovenia was the first debitel company to start offering UMTS services in December 2003.

Marketing and Distribution

While debitel is continually expanding its direct distribution efforts, it continues to depend significantly on indirect distribution channels for the marketing of its products and services.

As to its indirect distribution channels, debitel works primarily with the following distribution partners: the Metro group through its specialty stores (Media Markt, Saturn) and department stores (Kaufhof); ElectronicPartner, the largest association of consumer and communication electronics specialty retailers in Germany; Mercedes Benz and BMW subsidiaries and dealers; Ringfoto-Group, a German nationwide chain of photo and electronics stores, the telecommunication specialists Selectric and Chris Keim Com. debitel also distributes its products and services through a variety of mass and specialty retailers and seeks cooperation with other retail market leaders to achieve uniform and comprehensive coverage of all its customer segments. debitel’s indirect distribution network has approximately 5,000 active points of sale throughout Germany. debitel believes that by offering a single point of contact to its distribution partners, which would otherwise have to deal with several mobile network service providers, it enjoys a competitive advantage in addressing the retail market through indirect distribution channels.

debitel’s relationships with its principal indirect distribution partners are governed by cooperation agreements and distribution partner agreements which provide that debitel’s distribution partners will distribute debitel products and services on an exclusive basis. Currently, approximately 60% of debitel’s new customers are acquired through two distribution partners. In 2002, debitel entered into a new five-year exclusive cooperation agreement with ElectronicPartner (EP), which received a 2% stake in debitel as consideration for the exclusive distribution of debitel products. In connection with the sale of its stake in debitel, Swisscom exercised its option to repurchase this 2% stake from EP in April 2004. At the end of 2002, debitel entered into a short-term extension of its exclusive distribution agreement with Media-Saturn-Group. At the beginning of 2004, a further extension of this exclusive agreement up to the end of 2005 was reached.

Prepaid products and mobile communications equipment are also sold on behalf of debitel by Dangaard Telecom Holding A/S (“Dangaard”), in which debitel holds a 21.09% equity interest. Dangaard is one of the Europe’s leading distributors of mobile communications equipment in Europe. In 2003, debitel generated revenue in the amount of CHF 241 million (EUR 158 million) in connection with the delivery of prepaid products and hardware to Dangaard and had expenses in the amount of CHF 17 million (EUR 11 million) for Dangaard’s logistic services as well as commissions for hardware and advertising cost-refunds.

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

Competition

debitel continues to face significant competition from network-independent providers of fixed, mobile and Internet services, such as Talkline GmbH & Co. (“Talkline”), The Phone House (formerly Hutchison) and Mobilcom AG (“Mobilcom”). Talkline, a wholly owned subsidiary of TDC Tele Denmark, focuses on residential customers. The Phone House seeks to provide integrated fixed, mobile and Internet solutions. While Mobilcom has faced financial difficulties in 2002, it was able to stabilize its economic situation during 2003 and played again an active part in the mobile service market. In addition, debitel faces competition from network operators such as T-Mobile, Vodafone and E-Plus. For several years, debitel has been trying to negotiate a contract with the fourth German GSM network operator O2, formerly VIAG Interkom. Legal proceedings have been instituted to require O2 to permit debitel to act as a reseller of its services. A judgment issued in favor of debitel was appealed by O2 and the appeal is still pending.

debitel also expects to face competition in the UMTS market from resellers. Mobilcom, which was one of the original German UMTS licensees, abandoned its plans to build out a UMTS network due to financial constraints and returned its UMTS license to the German regulatory authority in December 2003. debitel expects that Mobilcom will seek to position itself, like debitel, as an enhanced service provider.

OTHER

Swisscom is also active in a variety of other businesses, including the sale of voice communication equipment, the provision of IT, broadcasting and billing services as well as the operation of a pan-European network for broadband Internet connectivity.

The following table sets forth external revenue for the periods indicated.

CHF in millions	Year Ended December 31,
	2001	2002	2003
Swisscom Systems	476	406	345
Swisscom IT Services	25	213	214
Swisscom Broadcast	180	162	149
Billag	47	52	52
Swisscom Eurospot	—	—	1
Other (1)	14	—	—

Total Other	742	833	761

(1)	Other revenue comprises revenue from All Wireless AG and S.p.A. Milano, which were sold in the course of 2001. Other revenue for 2001 and 2002 was restated to reflect the integration of Conextrade AG into Swisscom IT Services AG effective January 1, 2003.

Swisscom Systems

Swisscom Systems provides a comprehensive portfolio of products and services in the field of private branch exchanges (PBXs). Customers range from small and medium-sized companies to companies with an extensive network of branch offices. Swisscom Systems offers a full range of products and services, including maintenance services and managed services up to complete voice outsourcing. Cooperation with leading manufacturers ensures delivery of high-end products and services and a long-term protection of investment. As of December 31, 2003, Swisscom Systems had 1,057 full-time employees.

Swisscom Systems sells its products directly to large and medium-sized enterprises. Smaller PBX systems are mainly distributed via indirect channels. Due to the entry of new players in the systems integration market, Swisscom Systems has experienced increased price pressure for the sale and rental of equipment in 2003. Since 2002, Swisscom Systems has suffered from declining demand for network and telephony equipment caused by increased competition, the continuing poor economic situation, as well as an uncertainty due to current technological developments, which has led many customers to postpone new investments in telecommunications equipment. Swisscom Systems has therefore implemented a major restructuring that included a headcount reduction of 510 employees in 2003 and a rationalization of its product portfolio.

Competition. Swisscom Systems competes directly with local and global companies offering system integration, such as Ascom, NextiraOne and Siemens.

Swisscom IT Services

In December 2001, Swisscom acquired AGI IT Services AG (“AGI IT”), one of Switzerland’s leading IT service providers for financial services, and merged the business of AGI IT and its IT division, together with most of the former Swisscom ECS (Electronic Commerce Solutions), to form Swisscom IT Services AG. Swisscom holds 71.1% of the newly formed company with the balance held by AGI IT’s former shareholders, eight cantonal banks. Effective January 1, 2003, Conextrade AG was integrated into Swisscom IT Services. As of December 31, 2003, Swisscom IT Services had 2,268 employees.

Swisscom IT Services offers end-to-end business solutions in the financial services and telecommunications industry. In addition to business solutions, Swisscom IT Services focuses on systems integration, outsourcing and IT infrastructure services, including desktop services and datacenter services. To strengthen its position as an IT provider, Swisscom IT Services intends to expand its business into new markets such as public administration and health care.

Swisscom IT Services’ customers are largely the Swisscom group companies and the eight cantonal banks, AGI IT’s former shareholders. Swisscom IT Services provides outsourcing services to these customers pursuant to long-term contracts. For other projects, it competes with other IT service providers. In 2003, Swisscom IT Services’ revenue associated with the eight cantonal banks totaled CHF 166 million and with third parties CHF 49 million. Swisscom IT Services intends to increasingly expand its business with third parties, focusing primarily on the Swiss market. To this end, in late 2003, a restructuring program was implemented to improve customer orientation, lower costs and offer prices at market-standards. Over the course of 2004 and 2005, Swisscom IT Services intends to reduce its staff by approximately 400 employees.

According to a recent announcement of AGI-Kooperation, a cooperation formed by Swisscom IT Services’ minority shareholder, the eight cantonal banks, the four smallest of these banks are expected to leave this cooperation and the IT platform of Swisscom IT Services at the end of 2006 as a result of a reorganization of this cooperation.

Competition. In the professional services market, Swisscom IT Services competes with IBM, Hewlett-Packard, T-Systems, EDS, Real Time Center, Unicible and a number of local players.

Swisscom Broadcast

Swisscom Broadcast operates a national network for the transmission and broadcasting of analog and digital signals for television and radio broadcasting. Such services are provided to the Swiss Broadcasting Corporation (Schweizerische Radio- und Fernsehgesellschaft) (“SRG”), the main provider of public television and radio broadcasting in Switzerland.

Prior to January 1, 1998, Swisscom Broadcast was required by law to provide such broadcasting services to SRG. Since January 1, 1998, the market for broadcasting services has been opened to full competition. In the absence of any other provider capable of offering nationwide broadcasting services, Swisscom Broadcast was required to provide such services to SRG until December 31, 2002. Since then, Swisscom Broadcast has provided these services to SRG on freely negotiated commercial terms under a long-term contract with SRG that was terminated effective 2006. Negotiations for a new contract are scheduled to take place in the course of 2004. In 2003, Swisscom Broadcast was paid CHF 121 million to broadcast SRG programming.

On December 18, 2002, the Federal Council presented to the Swiss Parliament a draft of a revised radio and television law. Swisscom Broadcast does not expect the revision of this law to have any economic effect until 2005 or 2006.

Billag

In addition to providing broadcasting services to SRG, Swisscom, through its wholly-owned subsidiary Billag, collects radio and television licensing fees on behalf of SRG on a contractual basis until 2007. In addition, Billag collects certain copyright licensing fees and provides customer data management, invoicing and other services. Through the acquisition of a 100% stake in T-Systems Card Services AG (now Billag Card Services AG) in December 2003, Billag seeks to establish a new pillar of business and to become a leading provider of third party billing services and loyalty cards processing.

Swisscom Eurospot

Swisscom Eurospot is a leading provider of wireless broadband Internet connectivity for business travelers in Europe. It operates a network of hotspots across Europe (excluding Switzerland and Scandinavia). Such hotspots are set up at locations where high volume of traffic is expected, such as hotels, airports, train stations and conference centers. Swisscom Eurospot offers a full range of wireless and fixed Internet access services in these public hotspots in 10 European countries, either through its own infrastructure that currently consists of approximately 900 hotspots or through roaming agreements that currently provide access to approximately 1,300 hotspots. In addition,

Swisscom Eurospot has signed approximately 1,400 contracts with venue owners and intends to roll-out these locations in the future.

CORPORATE

Corporate includes Swisscom’s headquarter functions, Swisscom’s programs under its social plan (WORK_LINK, AMZ), group-company shared services and the real-estate company Swisscom Immobilien AG (“SIMAG”). For a description of WORK_LING and AMZ, see “Item 6: Directors, Senior Management and Employees — Employees — Workforce Reduction and Productivity Improvement”.

SIMAG

SIMAG manages Swisscom’s portfolio of real estate properties, some of which it leases to other group companies and, to a limited extent, to third parties. In addition, it provides facility management services, such as energy purchasing, and security and cleaning, for third parties as well as for internal use. For more information on Swisscom’s real estate, see “ — Property, Plant and Equipment”.

PARTICIPATIONS

Infonet Service Corporation/AUCS

Swisscom owns a 17.7% interest in Infonet Services Corporation (“Infonet”), which provides global voice, data and networking solutions, including managed networks, remote access services and Internet, Intranet, electronic commerce and messaging services to companies seeking to outsource their worldwide communications needs. Infonet is listed on the New York Stock Exchange. Other than Swisscom, its principal shareholders are KPN, Telia, Telefonica SA of Spain (“Telefonica”), Telstra Corporation Limited (“Telstra”) of Australia and Kokusai Denshin Denwa Co., Ltd. (“KDDI”) of Japan.

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

Swisscom also owns a one-third interest in AUCS, a former joint venture between Unisource and AT&T, from which AT&T withdrew in 1999, and a one-third interest in WorldPartners Company, a consortium that originally consisted of Unisource and a group of major national telecommunications companies. Unisource was a joint venture between Swisscom, KPN Telecom BV (“KPN”) of the Netherlands and Telia AB (“Telia”) of Sweden. Unisource was dissolved in 2000, and its assets, which comprised the shareholding in AUCS and WorldPartners, were distributed to its shareholders. The WorldPartners partnership was wound up in 2002.

Following the withdrawal of AT&T from AUCS, to ensure that their multinational customers would continue to have access to high-quality international voice, data and networking services, Swisscom and the other AUCS shareholders agreed to transfer management of AUCS’ voice, data and networking services business to Infonet, which managed the AUCS business for a three-year period until September 2002. The agreement provided, among other things, that Infonet was entitled to receive management fees as well as incentive payments if the accumulated loss incurred by AUCS remained under an agreed limit. As the loss did not reach this limit, the former Unisource shareholders paid to Infonet incentive payments in the amount of EUR 72 million, with an additional EUR 5 million being currently held in escrow until the final settlement, which is expected in 2004. Swisscom’s share of these incentive payments amounted to EUR 24 million, with an additional amount of EUR 1.7 million being held in escrow for the final settlement payment. Swisscom and its partners KPN and Telia are jointly and severally liable for all remaining costs in winding down the business of AUCS. These costs will primarily consist of severance payments, lease terminations and tax liabilities. At December 31, 2003, Swisscom had a remaining provision in the amount of CHF 17 million which it believes is sufficient to cover all remaining expenses, including Swisscom’s share of any final settlement payments.

On September 3, 2002, Swisscom was served with a Consolidated Class Action Complaint in connection with Infonet’s initial public offering. The complaint alleges that defendants made misrepresentations and omissions regarding AUCS in Infonet’s Form S-1 registration statement and the accompanying prospectus for its initial public offering and in other statements during the class period. As of this date, Swisscom does not believe that this litigation could reasonably be expected to have a material adverse effect on its consolidated financial statements. See “Item 8: Financial Information — Legal Proceedings”.

In 2003, Swisscom purchased services from Infonet through Infonet Switzerland in the aggregate amount of CHF 43.7 million.

Other Participations

Swisscom has a participation in the satellite operator Intelstat, which it does not view as a core part of its business. Recently, Swisscom sold its participations in the satellite operators Inmarsat and Eutelsat.

In 2001, Swisscom, along with other leading Swiss companies, acquired a shareholding in Swiss International Airlines Limited (formerly Crossair) which took over a major part of the assets of Swissair after it had entered into receivership in late 2001. Since then, Swisscom has written down most of the value of its investment, which amounted to CHF 100 million.

Divestments in 2003

Ceský Telecom (formerly SPT Telecom in the Czech Republic). Until recently, Swisscom held indirectly, through a 49% interest in TelSource NV (“TelSource”), a stake in the Czech telecommunications company Ceský Telecom a.s. (“CT”). In December 2003, TelSource, a joint venture of Swisscom and KPN, sold its 27% stake in CT to international investors for an aggregate amount of EUR 680 million. Swisscom received CHF 510 million from the proceeds of the sale, as well as CHF 121 million from an extraordinary dividend distribution in 2003. As a result of the sale, Swisscom recorded a loss on disposal of CHF 71 million, after recognizing cumulated translation gains of CHF 41 million. TelSource ceased to operate after the sale of CT.

NETWORKS AND TECHNOLOGY

Overview

Swisscom owns and operates a number of fixed and mobile telecommunications networks to support its diverse range of products and services. Swisscom’s fixed-line network and almost all of its data networks are managed by Fixnet. Swisscom’s mobile networks are the direct responsibility of Mobile.

Reduction of network complexity and cost optimization are central aspects of Swisscom’s network strategy. In the last two years, Swisscom made significant progress in optimizing and streamlining its fixed-line network. Making a clear distinction between platforms that are to be phased out whenever economically viable, platforms that are still used but not further enhanced, and platforms that are strategically important for future development, Swisscom follows a rigorous investment policy. Applying this policy, capital expenditures for “phase-out” platforms were reduced to virtually zero, while “still-in-use” platforms are subject to tight capacity management and only strategic growth platforms, such as the broadband platform, are proactively developed and enhanced.

In addition, a number of reengineering measures have been implemented to increase the efficiency of processes related to the main network, such as service fulfillment, service assurance and billing. In 2003, Swisscom had capital expenditures of CHF 497 million relating to its fixed-line network. A substantial part of this amount was used to increase the capacity for broadband connections.

With respect to its mobile network, Swisscom continues to make significant investments in infrastructure in order to maintain high quality of service and to increase capacity. In 2003, Swisscom had capital expenditures of CHF 381 million relating to its mobile network.

Fixed-Line Networks

Swisscom operates a highly sophisticated PSTN/ISDN network, principally for the provision of public voice telephony, and several data networks used for the provision of packet switched, frame relay and ATM data services as well as to an increasing extent IP communication. These networks are supported by Swisscom’s access networks and its extensive national and international transmission infrastructure.

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

The local loops which connect customers to Swisscom’s local exchanges use a variety of technologies, including copper, radio and fiber optic cable. As of December 31, 2003, 84% of all Swisscom subscriber lines, measured by cable length, were underground.

In 2000, Swisscom implemented a broadband connectivity service which connects end-customers to Swisscom’s IP backbone via ADSL technology in the local loop and allows Internet service providers to offer faster IP-based services to these same end-users. ADSL technologies operate, like ISDN, over existing copper lines, but offer higher speed and volume for data transmissions. In 2003, Swisscom has continued to expand its ADSL based broadband network mainly in capacity and functionality, but also in geographical reach. The service is now available to more than 98% of the population of Switzerland.

Transmission Infrastructure. Swisscom’s domestic interexchange transmission system is 100% digital and, as of December 31, 2003, consisted of approximately 30,210 kilometers of fiber optic cable representing 943,100 kilometers of individual optical fibers. Capable of operating at speeds of up to 10 Gbit/s, fiber optic cable vastly exceeds the capacity of traditional copper cable or radio links. All of Swisscom’s exchanges have been connected with fiber optics.

Swisscom’s core network contains a synchronous digital hierarchy (SDH) transmission system and its regional network has SDH self-healing rings in selected areas. SDH is a transmission standard for networks that use fiber optics, which allows for a simpler and more easily managed network with enhanced reliability. Swisscom also continues to use and maintain its plesiochronous digital hierarchy (PDH) infrastructure, which, in accordance with its investment policy, is not being proactively replaced but phased out whenever economically viable.

Swisscom also operates EOSNET, a European fiber optic network for voice and data interconnection which provides end-to-end control between Switzerland and Swisscom’s points of presence in London, Frankfurt, Amsterdam, Paris, Brussels and Milan. EOSNET is based on dense wavelength division multiplexing and synchronous digital hierarchy technology. Through EOSNET, Swisscom has extended or connected its national transmission infrastructure into these neighboring countries.

Swisscom’s international transmission infrastructure consists of terrestrial and submarine cable transmission systems. Swisscom’s national network is directly linked to approximately 101 other telecommunications service providers in 82 countries. The majority of European carriers have been connected via terrestrial networks, with submarine cables being used wherever required. Intercontinental links from Switzerland have been realized wherever possible using submarine cables.

Swisscom is an investor in about 80 submarine cables worldwide. In addition to investments in a number of smaller cables in Europe (e.g., in the English Channel, North Sea and Mediterranean), Swisscom has important investments in the major submarine cables TAT-12/13, TAT-14 and AC-1 in the Atlantic and SEA-ME-WE3. In 2003, Swisscom started to gradually consolidate its international network by reducing the number of sea cables (e.g., by early suspension of TAT-9, TAT-10, TAT-11). Traffic on these routes was moved to TAT-14 and EOSNET. This consolidation has improved the efficiency of Swisscom’s international operations and increased the usage of Swisscom-owned infrastructure without reducing quality of service.

PSTN/ISDN Network. Swisscom’s domestic network connects virtually all Swiss homes and the vast majority of Swiss businesses, with traffic routed, at December 31, 2003, through 763 remote subscriber switches, 200 local exchanges and 2 x 17 transit exchanges. These switches are connected by Swisscom’s transmission infrastructure.

Swisscom also operates international gateway switches in Zurich and Geneva. In line with the ongoing program to optimize the fixed-line network, Swisscom has reduced the number of international gateways and upgraded the remaining ones to a higher software version to accelerate the time to set-up international traffic routing and to enable centralized management.

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

In 2003, Swisscom started to reduce the complexity and operating costs of its PSTN/ISDN network by relying on fewer vendors for switches and other network components while still being able to maintain the quality of its PSTN/ISDN network well beyond 2010.

On the top of its network switches, Swisscom operates an intelligent network platform, which supports a range of value-added services by associating advanced computer technologies with traditional switching techniques.

Data and IP Networks. Swisscom owns leased line networks used for managed and unmanaged services and a number of switched data networks used for packet switched (X.25), frame relay and ATM data transmission services. In addition, Swisscom operates two IP platforms that are used for all of Swisscom’s broadband services and which have become increasingly important for Swisscom since the roll-out of its ADSL services. In 2003, Swisscom decided to introduce two new platforms for the delivery of optical and Ethernet services, which are to be rolled out strictly according to demand for these new services. The new optical platform enables managed high capacity/high quality services up to 10 Gbit/s. Ethernet is a high-capacity platform with which the bandwidth of IP traffic can be increased significantly.

The platforms used for the provision of leased lines and managed bandwidth services include a dedicated multiplexing platform which allows transmission speeds in the range from below 64 kbit/s up to 2 Mbit/s. Swisscom’s PDH platform supports unmanaged leased lines in the range from 2 Mbit/s up to 34 Mbit/s, whereas its SDH platform supports managed and unmanaged services starting at 2 Mbit/s up to 155 Mbit/s and in some cases even up to 622 Mbit/s.

Swisscom’s various switched data networks offer different transmission speeds. The traditional packet switched network (X.25) provides transmission speeds up to 128 kbit/s. The frame relay network provides variable bandwidth and operates at transmission speeds between 64 kbit/s (low capacity) and 34 Mbit/s (high capacity). The ATM network operates at transmission speeds of up to 155 Mbit/s.

On top of the frame relay and ATM platforms Swisscom often handles IP applications, meaning that frame relay and ATM are used as transport medium for IP traffic. For instance, when a Bluewin subscriber logs on to the Internet using a dial-up connection, the call is routed to IP traffic over the ATM network to central IP switches in Zurich.

Swisscom expects that the traditional data networks X.25, frame relay and ATM will in the medium term be replaced by IP and Ethernet, responding to the demand for higher bandwidth at lower cost. Swisscom has therefore reduced its investments in these networks significantly.

Swisscom also operates a state-of-the-art IP network which uses multi-protocol label switching technology. This technology allows data packets to be prioritized for more efficient transmission on the backbone which interconnects Internet service providers to local ADSL customers. It is also used for IP-based LAN interconnection services for corporate customers. However, the use of this technology requires that both the sender and the recipient of the prioritized information be equipped with IP multi-protocol label switching routers. Swisscom’s IP network is continuously enhanced to accommodate the growing capacity demand from ADSL customers.

The following table provides selected information at the dates indicated relating to Swisscom’s principal data and IP transmission networks.

Number of ports/leased lines(1)	At December 31,
	2001	2002	2003
X.25 ports	6,049	4,317	2,862
Frame relay ports	6,051	5,443	4,754
Leased lines less than 2Mb	55,411	42,640	26,099
Leased lines equal to or higher than 2Mb	13,064	18,300	20,778
ATM ports	348	393	318
IP-services
Total ports IP data services(2)	10,300	16,320	17,442
Total ports IP broadband access	39,400	214,787	543,582

(1)	Data includes Swisscom’s internal usage.

(2)	Mainly LAN interconnecting services for business customers, including 16,758 ADSL ports in 2003.

Mobile Telecommunications Network

Swisscom currently operates one national mobile telephony network, capable of providing service to over 99% of the populated areas in Switzerland. Swisscom’s current mobile network is a digital mobile dual band network, based on the international GSM standard that operates at both 900 MHz and 1800 MHz. Swisscom currently operates 13.6 MHz in the 900 MHz band and 12.4 MHz in the 1800 MHz band. The state of the art network architecture allows Swisscom to extend its network in a very flexible, market driven and cost optimized way.

Swisscom’s mobile network consists of base transceiver stations, base station controllers and mobile switching centers. The base transceiver stations transmit calls to and from mobile handsets. The base station controllers relay calls between the base transceiver stations and mobile switching centers, which in turn are connected to the PSTN and ISDN network.

The following table shows data relating to Swisscom’s mobile network at the dates indicated.

	At December 31,
	2001	2002	2003
Base Transceiver Stations	3,969	4,654	5,247
Base Station Controllers	37	40	43
Mobile Switching Centers	30	31	31

In 2003, Swisscom implemented an additional 377 in-house projects, in particular at airports, hotel and conference centers, installing special GSM repeaters with dedicated base stations ensuring optimized reception quality. Furthermore, Swisscom improved coverage in trains throughout Switzerland with the implementation of additional repeaters in trains and the installation of cables in tunnels. As a result, over 80% of the main railway routes currently have GSM and GPRS coverage. In order to reduce its infrastructure costs, Swisscom co-operates closely with the Swiss national railway company.

The design of the core network allows for the efficient integration of new technologies such as GPRS and UMTS.

HSCSD. In 2001, Swisscom launched high speed circuit switched data (HSCSD) services. HSCSD is a data transmission standard for GSM mobile phone networks. Like ISDN, HSCSD technology is based on the principle of traffic channel bundling. It is currently possible to bundle up to four channels corresponding to a data transmission rate of 57.6kbit/s. Additional network access servers were implemented as interfaces for the connection of the mobile network to the fixed-line network.

GPRS. In 2001, Swisscom also completed implementation of general packet radio service (GPRS) technology in the network. GPRS is a standard for data transfer on GSM mobile phone networks and utilizes “packet switching” technology. This means that data is divided up into small packets and sent in a similar way to data transmission on computer networks or when surfing on the Internet. With this technology the user is always online and can send and receive data any time. In February 2002, Swisscom launched its GPRS service with data capacities of up to 50 kbit/s. At the end of 2003, Swisscom had nine GPRS network nodes in place.

EDGE. In order to further improve its GPRS services, Swisscom intends to activate Enhanced Data Rates for GSM Evolution (EDGE) technology in selected areas in Spring 2004. EDGE is a further development of the GPRS standard that allows considerably higher transmission speeds of between 150 kbit/s and 200 kbit/s. Swisscom plans to provide EDGE access throughout its GSM network by the beginning of 2005.

UMTS. In 2000, Swisscom was awarded one of four universal mobile telecommunication system (UMTS) licenses auctioned in Switzerland, for which it paid CHF 50 million. The license took effect on January 1, 2002 and will be valid for 15 years. Swisscom received one Frequency Division Duplex Channel and one Time Division Duplex Channel in the allocated Frequency Band of 2.1 GHz. UMTS is a third generation mobile radio system that creates additional mobile radio capacity and enables broadband media applications while also providing high speed Internet access. Swisscom successfully tested UMTS calls on its pilot network and opened its UMTS network to a limited user group in order to test new data services. In 2003, Swisscom focused on the installation of additional UMTS base stations in order to achieve good coverage for the planned launch of UMTS in 2004. Timing of the launch of commercial UMTS services will depend primarily on the availability of appropriate dual mode (GPRS/UMTS) handsets.

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

PWLAN. Swisscom offers a public wireless LAN (PWLAN) service in Switzerland through Swisscom Mobile and across Europe through Swisscom Eurospot. See “ — Swisscom Mobile” and “ — Other — Swisscom Eurospot”. PWLAN is a complementary wireless broadband Internet access through gateways connected to a fixed-line network. Swisscom intends to expand its PWLAN network in 2004.

Broadcasting Networks

Swisscom Broadcast operates a terrestrial broadcasting network, including a wireless backbone. The network components are installed throughout Switzerland on over 500 towers, which are owned by SBC. Fewer than ten sites are located outside Switzerland in the border regions of neighboring countries.

Swisscom Broadcast’s broadcasting network serves as a feeder network as well as a distribution network by gathering the signals from their sources (e.g., radio and TV studios) and feeding them to radio and television transmitters, which then distribute the programs to the individual households.

Swisscom Broadcast’s feeder network for gathering and transmitting the signals uses both microwave and fiber-optic ATM networks ensuring coverage on a redundant basis. The microwave part of the feeder network is also used to feed TV programs from neighboring countries to the networks of local cable TV network operators.

For the distribution of the programs, Swisscom Broadcast operates approximately 800 FM radio transmitters, over 1,000 TV analogue transmitters and approximately 20 digital audio broadcasting transmitters. In addition, Swisscom Broadcast operates approximately 60% of the transmitters used by private broadcasters in Switzerland.

PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2003, Swisscom carried on its balance sheet real estate property with an aggregate net book value of CHF 1,050 million. Of this amount, CHF 691 million relates to property which Swisscom uses under the leaseback contracts described below and in Note 31 of the consolidated financial statements. Such property was not subject to any mortgages or other security interests as at such date. Substantially all of Swisscom’s properties are used for telecommunications installations, research centers, service outlets and offices.

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

Over the last years, Swisscom has implemented a strategy to steadily reduce its real estate management costs, which included the outsourcing of certain real estate management functions, especially cleaning and maintenance. Having steadily declined from 1,155 in 1998 to approximately 400 at the end of 2000, the number of full time equivalent employees associated with real estate management functions remained stable in 2001 and 2002. Restructuring measures announced in October 2003 included the lay-off of approximately 60 full-time employees. In addition to reducing personnel costs, Swisscom is optimizing its use of floor space by reducing the standard office floor area, as well as the space currently devoted to other business functions, particularly in its distribution channels. Consolidation of certain business activities and further workforce reductions will free up office and other space, the majority of which Swisscom expects to rent out to third parties. In conjunction with the provision of facility management services to these lessees Swisscom expects to generate additional income.

RESEARCH AND DEVELOPMENT

Swisscom believes that continued research and development activities enhance its competitiveness. Swisscom currently focuses its research and development efforts on three main areas: (1) extending its range of communication services by exploiting the increasing convergence of fixed-line telecommunication, mobile telecommunication, information and entertainment technologies; (2) enhancing quality of service and customer care; and (3) exploring network technologies to enable new services as well as to achieve cost efficiencies.

Swisscom monitors on a continuous basis the consortia that develop technologies and applications that serve as industry-wide standards, such as the global system for mobile communications (GSM) association, the third generation partnership project (3GPP) consortium, the WiFi and WiMax fora and the moving picture experts group (MPEG). In addition, Swisscom participates in a number of international organizations.

Swisscom’s research and development in the area of new communication services includes programs to develop (1) advanced and media-enriched converged communication services using packet switched telephony (voice over IP, Instant Messaging) and advanced voice processing technologies including speech recognition, synthesis and speaker verification, (2) new software technologies for business applications as well as programmable mobile devices, (3) security services for fixed-line network and mobile operators, (4) content based billing for third parties and broadband services, (5) future wireless services that allow seamless use of a variety of different access technologies, such as GPRS, UMTS, Wireless LAN and other radio access technologies, and (6) next generation information and entertainment services based on multimedia technologies for broadband fixed and mobile networks including content delivery, user needs and next generation devices.

Swisscom explores strategies and technologies to increase customer satisfaction and customer use of new services. Factors that Swisscom takes into account include (1) social and socio-economic trends, (2) diffusion and adoption of telecommunication services, (3) management of customer expectation, and (4) new marketing approaches.

A significant portion of Swisscom’s research and development budget is also devoted to its network operations. In addition, Swisscom is exploring new network technologies in the access area of its fixed network, such as open wireless access technologies, digital subscriber lines (xDSL), fiber access networks (FTTx), Ethernet technologies, peer-to-peer networking as well as home networks and related digital applications.

Swisscom pursues a number of research initiatives with industrial partners, universities, institutes and other research labs. Under these initiatives, Swisscom and its partners cooperate in carrying out joint projects and by sharing research and development results.

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

In March 2003, the Federal Council adopted significant amendments to the Telecommunications Ordinance (Verordnung über Fernmeldedienste), which is the principal ordinance on telecommunications services. In addition, in November 2003, the Federal Council submitted a bill to the Swiss Parliament with significant amendments to the Telecommunications Act that would, among other things, implement the recent amendments to the Telecommunications Ordinance into law. These amendments are intended to bring the Swiss telecommunications regulatory regime in line with recent regulatory developments in the EU. They are also intended to address certain perceived shortcomings in the existing legislation.

The Telecommunications Act is intended to ensure that (1) reliable universal service is provided at affordable prices to the entire population of Switzerland; (2) telecommunications traffic is free from interference and respects personal and intellectual property rights; and (3) effective competition in the provision of telecommunications services is allowed to develop. Important features of the current regulatory framework include:

•	Open Competition Subject to Licensing and Notification Requirements. A basic principle of the Telecommunications Act is to permit open competition in telecommunications services, subject to licensing and notification requirements. With limited exceptions, anyone who provides telecommunication services and thereby independently operates a significant portion of the telecommunications installations used to provide transmission and anyone who wishes to make use of radiocommunication frequencies must obtain a license from the regulatory authority. Anyone meeting the conditions for a license application is entitled to receive a license, subject to frequency availability in the case of a license to use radiocommunication frequencies. Anyone who provides telecommunications services without being required to obtain a license must notify the regulatory authority. At the end of 2003, more than 300 operators had been licensed or registered under this requirement.

•	Swisscom to Provide Universal Service Until December 31, 2007. As a transition measure under the Telecommunications Act, Swisscom was required to provide Universal Service throughout Switzerland until December 31, 2002. In June 2002, ComCom renewed Swisscom’s Universal Service license for another five year term. Under the terms of this license, ISDN access is part of Universal Services and subject to a price ceiling.

•	Price Ceilings on Universal Service. Under the terms of its Universal Service license, Swisscom may not increase the prices charged for certain specified Universal Services above the price ceiling for each such service set forth in the regulatory ordinance. With effect from January 1, 2003, ISDN has been included within the Universal Service and the provision of ISDN access is subject to a price ceiling. The price ceilings limit Swisscom’s ability to rebalance tariffs by increasing prices for services such as basic access or local telephone calls, although the ordinance does not restrict Swisscom from offering selective discounts in connection with tailored service packages or to particular customer segments.

•	A Market-Dominant Service Provider Must Allow Interconnection to its Network. A telecommunications service provider that is dominant in a particular market must allow interconnection to its installations and services by other service providers on a non-discriminatory basis, and in particular may not put other service providers in a worse position than its internal departments or affiliates. The Telecommunications Act and ordinances require a market-dominant service provider to publish a standard offer of interconnection services, and contemplate that the market-dominant provider and those providers seeking interconnection will reach negotiated interconnection agreements, failing which the regulatory authority is empowered to determine the interconnection conditions. See “Item 8: Financial Information — Legal Proceedings”.

•	Interconnection Prices. In any market where an operator is deemed to be dominant, it must set its prices for the relevant interconnection service in a transparent and cost-oriented manner. Since January 1, 2000, such prices have had to be based on the long-run incremental cost of providing the interconnection service, which may include an appropriate return on capital employed.

•	Carrier Selection. In order to promote competition in national and international telephony services, public fixed-line telephony service providers are required to provide their users with the ability to select their desired national and international service providers on both a call-by-call basis (using a five-digit number prefix) (known as “easy access”) and a pre-selection basis for all calls (subject to call-by-call override) (known as “equal access”). Mobile telephony service providers are currently required to provide their users with the ability to select their desired international service provider on an easy access basis only.

•	Number Portability. Under “number portability”, public telephony service providers, mobile telephony service providers and providers of certain services such as toll-free numbers must allow customers who switch to another service provider within the same category of service to retain the same telephone number. The cost of implementing number portability is borne by each service provider. The original service provider may charge a fee to the new service provider to cover the direct administrative costs of connection for a particular customer change.

Important features of the amendments to the Telecommunications Ordinance and of the proposed amendments to the Telecommunications Act include:

•	Unbundling of the Local Loop and Interconnection to Leased Lines. Under the amended Telecommunications Ordinance, effective April 1, 2003, Swisscom is required to offer unbundled access to its local loop, as well as interconnection to leased lines, on a cost-oriented basis. However, because Swisscom believes that such a significant change in the telecommunications regulations requires an amendment to the Telecommunications Act, it has not yet implemented these provisions, pending the adoption of corresponding amendments to the Telecommunications Act.

•	Additional Requirements Applicable to Market-Dominant Service Providers. Under proposed amendments to the Telecommunications Act, market-dominant service providers will be required to offer “access” and not just “interconnection” to its installations and services on a cost-oriented basis. The “access” concept, which is more general than “interconnection”, is intended to cover unbundling of the local loop and interconnection to leased lines, but also to provide the legal basis for requiring market-dominant service providers to provide access to any other relevant installation or service on a cost-oriented basis.

•	Elimination of Licensing Requirement to Reduce Barriers to Entry. Under a proposed amendment to the Telecommunications Act, the existing requirement that telecommunications service providers obtain a license to provide most services would be eliminated.

The proposed amendments to the Telecommunications Act are currently under consideration by the Swiss Parliament. In March 2004, the First Chamber of the Swiss Parliament (National Council) voted to amend the Telecommunications Act and sent the bill to its committee for a more detailed substantive review. It is possible that the First Chamber will take a final vote on the bill in the course of its summer session, in which case the bill would pass to the Second Chamber (State Council) for consideration during the second half of 2004. Swisscom does therefore not expect that any amendments would become effective in the course of 2004.

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

OfCom was created by the Swiss Telecommunications Act of 1992, which separated the principal regulatory functions of Swiss Telecom PTT from its commercial operations and transferred those regulatory functions to OfCom, whose senior officers are appointed by the Federal Council. Under the Telecommunications Act, all residual regulatory functions of Swiss Telecom PTT were transferred to OfCom. OfCom’s duties include supervising compliance by license holders with the Telecommunications Act and the ordinances thereunder, as well as with the terms and conditions of their respective licenses, proposing terms of interconnection to ComCom for approval in cases where the parties fail to agree on interconnection terms, managing the radiocommunication frequency spectrum, managing signal protocols and numbering systems, and issuing certain technical and administrative regulations. OfCom’s responsibilities also include proposing the text of any amendments to the ordinances for approval by the Federal Council, UVEK or ComCom, as the case may be. Decisions made by OfCom may be appealed before an Appeals Board (Rekurskommission). OfCom also represents Switzerland in specific international bodies, such as the ITU and CEPT/ECC. In order to separate the role of the Confederation as shareholder from its role as regulator, the Telecommunications Act created ComCom as a fully independent regulatory agency, and provided that ComCom would have responsibility for all matters affecting the development of competition in the telecommunications market. ComCom acts as the exclusive licensing authority under the Telecommunications Act, rules on the terms of interconnection in cases where the parties are unable to reach agreement, has the power to obligate a license holder to provide Universal Service if the request for tenders fails to result in adequate Universal Service coverage, and approves the national radiocommunications frequency allocation plan and the national numbering plans. The Telecommunications Act allows ComCom to delegate responsibility for certain tasks to OfCom. ComCom has delegated responsibility for granting all licenses to be granted without bidding procedures to OfCom. OfCom must take direction from ComCom, which cannot be overruled by UVEK or the Federal Council in respect of any matter falling within the sphere of its regulatory authority. The members of ComCom, who must be independent specialists, are appointed by the Federal Council to four-year terms. ComCom members may not be removed once appointed, but the Federal Council has the right not to renew the appointment of a member upon the expiration of his term. Decisions of ComCom may be appealed to the Swiss Federal Supreme Court.

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

Licenses for the use of radiocommunication frequencies are subject to availability, taking into account the national frequency allocation plan, and must not eliminate or constitute a serious obstacle to effective competition unless an exception can be justified on grounds of economic efficiency. In questions relating to effective competition, ComCom may consult with the Competition Commission. Radiocommunication frequency licenses are normally to be granted on the basis of an open request for tenders if there are not enough frequencies to meet all applicants’ present and future needs. As discussed below under “Mobile Telecommunications”, in 1998, ComCom adopted a frequency allocation plan, under which there were three national mobile telephony licenses, consisting of the mobile telephony license automatically granted to Swisscom pursuant to the Telecommunications Act and two licenses awarded through a competitive process based on designated criteria. In 2003, this frequency allocation plan was revised to cover two additional mobile telephony licenses, which were awarded to In&Phone and Tele2 in December 2003.

Under the Telecommunications Act, the regulatory authorities require the payment of administrative charges to cover their expenses. For 2003, Swisscom was required to pay charges of CHF 8 million, such amount including license and administrative fees and fees for the use of radiocommunication frequencies and numbering/naming/addressing elements. Under the proposed amendments to the Telecommunications Act, ComCom would be entitled to levy certain additional charges.

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

The Federal Council is authorized periodically to modify the services included under the Universal Service obligation in accordance with social and economic requirements and technological developments. Since January 1, 2003, Swisscom has been required to provide digital access, in addition to analog access, based on ISDN or its equivalent, capable of supporting two simultaneous connections and three different access numbers.

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

The following table sets forth the price ceilings (excluding VAT) which took effect on January 1, 2003:

Maximum charge activation	CHF 40.00
Basic Access Line Rental Charge — PSTN (per month)	CHF 23.45
Basic Access Line Rental Charge — ISDN (per month)	CHF 40.00
Public Payphone Additional Per Minute Charge	CHF 0.19(1)

	Peak(2)	Off-peak(3)	Night(4)
National Traffic Tariffs (per minute charge)	CHF 0.11	CHF 0.09	CHF 0.06

(1)	Except calls to helplines 143 or 147 and to the transcription service for hearing-impaired persons, for which a per use charge of CHF 0.50 applies. Traffic charges for calls from public payphones must be the same as for calls from private homes.

(2)	Monday to Friday from 8:00 a.m. to 5:00 p.m.

(3)	Monday to Friday from 6:00 a.m. to 8:00 a.m., 5:00 p.m. to 10:00 p.m., as well as on Saturdays, Sundays and holidays from 6:00 a.m. to 10:00 p.m.

(4)	Daily from 10:00 p.m. to 6:00 a.m.

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

Under the proposed amendments to the Telecommunications Act, market-dominant service providers will be required to offer “access” and not just “interconnection” to its installations and services on a cost-oriented basis. The “access” concept, which is more general than “interconnection”, is intended to cover unbundling of the local loop and interconnection to leased lines, but also to provide the legal basis for requiring market-dominant service providers to provide access to any other relevant installation or service, such as access reselling, on a cost-oriented basis.

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

Under the proposed amendments to the Telecommunications Act, ComCom would be given the power to determine the access services that market-dominant providers are required to provide.

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

Following the introduction of LRIC, Swisscom substantially reduced its standard interconnection rates. Swisscom believes that its current interconnection rates are in line with the European average and represent a fair, transparent and consistent implementation of the applicable regulatory requirements. Swisscom expects to continue to reduce its interconnection charges from time to time as it realizes further cost savings through network optimization or improvements in efficiency. Since 2000, Swisscom has been involved in two legal proceedings relating to interconnection. In November 2003, ComCom issued a decision which requires Swisscom to lower interconnection prices with retroactive effect for the years 2000 to 2003 by 25-35%. Swisscom has filed an appeal against this decision. See “Item 8: Financial Information — Legal Proceedings.”

In addition to market-dominant telecommunications service providers, providers of universal services are also obligated to make a basic offering of interconnection to other service providers.

Swisscom has developed a standard interconnection offer, which it markets to all service providers in the Swiss market eligible for interconnection under the Telecommunications Act. See “ — Fixnet — Wholesale Traffic — Wholesale National”. As of December 31, 2003, Swisscom had concluded interconnection agreements with 36 operators. Interconnection agreements, except for confidential portions thereof, can be consulted by the public at the offices of OfCom.

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

In response to this decision, and supported by ComCom, in July 2002, the Federal Council proposed amendments to the Telecommunications Act and the Telecommunications Ordinance that would require Swisscom to offer unbundled access to its local loop and interconnection to leased lines on a cost-oriented basis. Unbundling of the local loop would comprise all three kinds of unbundling, “Full Access”, “Shared Line Access” and “Bitstream Access”. In March 2003, the Federal Council adopted the amendments to the Telecommunications Ordinance, with effect from April 1, 2003. However, because Swisscom believes that such a significant change in the telecommunications regulations requires an amendment to the Telecommunications Act, it has not yet implemented these provisions, pending the adoption of corresponding amendments to the Telecommunications Act. The proposed amendments to the Telecommunications Act are currently under consideration in the Swiss Parliament. Swisscom does not expect that any amendments would become effective in the course of 2004. In addition, in July 2003, TDC Switzerland (Sunrise) filed a petition with ComCom requesting that Swisscom be required to offer all three types of unbundled access and interconnection to leased lines on a cost-oriented basis. See “Item 8: Financial Information — Legal Proceedings”.

Mobile Telecommunications

In connection with the opening of the mobile market to competition, ComCom has adopted a radiocommunication frequency allocation plan under which there were to be a total of three national mobile GSM telephony licenses. One mobile telephony license was automatically granted to Swisscom pursuant to the Telecommunications Act.

ComCom awarded the two additional national mobile telephony licenses through a competitive process based on designated criteria in May 1998 to diAX (now TDC Switzerland, Sunrise) and Orange. See “ — Mobile — Competition”. diAx was granted the right to use frequencies in the 900 MHz and 1800 MHz bands and Orange the right to use frequencies in the 1800 MHz band. The GSM licenses are effective for a ten-year period.

In October 2000, ComCom put further frequencies (GSM 900 MHz and GSM 1800 MHz) in the extended GSM band up for auction. The auction was ultimately suspended, and the frequencies were allocated by mutual agreement. Pursuant to this agreement, Swisscom received 5 MHz, TDC Switzerland (Sunrise) received 7 MHz and Orange received 2.2 MHz in the GSM 900 MHz band, including frequencies in the extended GSM band. A concession of seven years was granted on the basis of this agreement, with each contender paying the minimum price. In 2003, a third frequency block of 2x25 MHz on the GSM 1800 MHz band has become available for civilian use and a GSM license was awarded to each of In&Phone and Tele2. With the aim to foster competition in the mobile telecommunication market, Swisscom and the other two GSM operators were not allowed to participate in the bidding process.

On December 6, 2000, an auction for four UMTS licenses commenced with the participation of four operators. The UMTS licenses were sold for a total of CHF 205 million to Swisscom, dSpeed (a wholly owned subsidiary of TDC Switzerland, Sunrise), and Telefónica, each paying CHF 50 million, and Orange, paying CHF 55 million. Under the original terms of the UMTS license, each licensee was required to build out its network to achieve population coverage of 20% by the end of 2002 and 50% by the end of 2004, unless it is unable to fulfill this obligation for reasons beyond its control and can prove that it has made every effort to do so. In June 2002, ComCom amended the terms of the license to eliminate the requirement that 20% population coverage be achieved by the end of 2002. Licensees will still be required to achieve 50% population coverage by the end of 2004. Swisscom achieved this threshold in May 2003. In addition, each licensee is now required to report to OfCom every three months on the progress of its network build-out until it has achieved 20% population coverage.

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

The NIS Ordinance is implemented by the cantons, which have used in the past different methods of measuring radiation emissions to determine compliance with the NIS Ordinance, resulting in significant regional variations in effective emission standards. In July 2002, BUWAL issued final recommendations which provide guidance for enforcement authorities on the appropriate method for measuring electromagnetic emissions from base stations and masts in the GSM network. These recommendations are generally binding on the cantons, but deviations are permitted under certain circumstances. In order to comply with the applicable emission standards and maintain current quality of service Swisscom will be required to put up additional antennae. However, Swisscom does not expect the associated costs in 2004 to be materially different from those incurred in previous years.

While the BUWAL recommendations establish uniform standards for measuring emissions in GSM networks, they do not address emission standards for UMTS networks. Recommendations relating to emission standards for UMTS networks are expected to be adopted and become effective in the course of 2004. Depending on the enforcement recommendations ultimately adopted, it is possible that additional capital expenditures will be required in connection with the build-out of Swisscom’s UMTS network.

Swisscom’s mobile termination tariffs and roaming surcharges may become subject to regulation in the future due to a number of developments, including regulatory initiatives in the European Union and ongoing proceedings in which Swisscom is involved. See “Item 3: Key Information — Risk Factors” and “Item 8: Financial Information — Legal Proceedings”. Regulation of mobile termination fees or roaming surcharges would have a significant impact on Swisscom’s mobile revenues.

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

At the end of March 2002, a new numbering plan was introduced in Switzerland. Under the new plan, all phone numbers in Switzerland are to consist of ten digits, with the former area code having become an integral part of a subscriber’s phone number. As a result, subscribers who have pre-selected an alternative carrier will have their local calls routed automatically over that carrier’s network.

Leased Lines

Under the Telecommunications Act and the Telecommunications Ordinance, ComCom is authorized to require a licensed telecommunications services provider to provide leased lines at cost-oriented prices in a particular region if it is determined that demand for such lines has not otherwise been fully met. To date, ComCom has not taken any action under these provisions.

For information on the amended Telecommunications Ordinance that requires Swisscom to offer interconnection to leased lines on a cost-oriented basis, see “ — Unbundling of the Local Loop and Interconnection to Leased Lines”. In July 2003, TDC Switzerland (Sunrise) filed a petition with ComCom requesting that Swisscom be required to offer interconnection to leased lines on a cost-oriented basis. See “Item 8: Financial Information — Legal Proceedings”.

Ownership of Lines and Rights of Way

The Telecommunications Act provides that ownership in lines for the transmission of information by means of telecommunications techniques is with the licensee who has installed them or acquired them from third parties.

Prior to the enactment of the Telecommunications Act, Swisscom had the right to use land in public use (roads, footpaths, squares, waterways, lakes, etc.) free of cost to install and operate lines. The Telecommunications Act provides that every holder of a telecommunications service license is to have such right to use land in public use free of cost to install and operate lines and public payphones, provided that such use does not interfere with the common use of such land in public use. The owner of such land (e.g., the Confederation, the cantons or the communities) is to grant the licensee a respective approval in a short and simple procedure. Except for the administrative costs for such procedure, no charges may be levied on the licensee.

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

International Obligations

Over 70 member countries of the World Trade Organization (“WTO”) representing over 90% of the world’s basic telecommunications revenue, including Switzerland, the members of the EU and the United States, have entered into the Basic Agreement on Telecommunications (“BATS”) to provide market access to some or all of their basic telecommunications services. This agreement has been in effect since February 5, 1998. BATS is part of the General Agreement on Trade in Services, which is administered by the WTO. Under BATS, Switzerland and the other signatories have made commitments to provide “market access”, under which they are to refrain from imposing certain quotas or other quantitative restrictions in specified telecommunications services sectors and to provide “national treatment”, under which they are to avoid treating foreign telecommunications service suppliers differently than national service suppliers. In addition, a number of signatories, including Switzerland, agreed to the pro-

competitive principles set forth in a reference paper relating to anti-competitive behavior, interconnection, universal service, transparency of licensing criteria, independence of the regulator and allocation of scarce resources.

However, the Federal Supreme Court found in its decision of October 3, 2001 (re Commcare AG vs. Swisscom) that even if the WTO/BATS provisions were directly applicable in Switzerland, which is uncertain, they do not grant any right to unbundling or to obtain leased lines or transmission on interconnection terms.

In April 2002, the Office of the United States Trade Representative (USTR) published the results of an annual survey reviewing the operation and effectiveness of U.S. telecommunications trade agreements. In this report the USTR stated that, among other things, excessive prices for leased lines in Belgium, France, Ireland, Spain and Switzerland make it harder for new entrants to offer competitive services. Referring to their WTO obligation, the USTR urged the national regulators of these countries and the EU to identify benchmarks for leased line prices to ensure that these rates are reasonable. In a study entitled “State of the Swiss Telecommunications Market in International Comparison”, dated April 2002, WIK CONSULT, an international consulting firm, concluded that the average price level for leased lines in Switzerland is in fact below the European average. As a result of bilateral governmental negotiations, the USTR dropped its requirements in 2003.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with Swisscom’s consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain respects from U.S. GAAP. For a reconciliation of the material differences between IFRS and U.S. GAAP, see Note 42 to the consolidated financial statements.

INTRODUCTION

Swisscom is the principal telecommunications provider in Switzerland, offering a comprehensive range of products and services to residential and business customers. Swisscom’s core business is the provision of fixed-line and mobile telephony and data services. Fixed-line services are provided through the business segments Fixnet and Enterprise Solutions, generating 31% and 9% of Swisscom’s total revenues in 2003, respectively. Mobile services are provided through the business segment Mobile and debitel, generating 24% and 31% of Swisscom’s total revenues in 2003, respectively. For a more detailed description of the services provided by each of these segments, see “Item 4: Information on the Company”.

The principal sources of revenues within each of these segments are:

•	Fixnet: monthly subscription fees for providing telephone and Internet access, charges for making calls from a fixed-network access lines, and wholesale interconnection charges to other telecommunication companies;

•	Enterprise Solutions: charges for fixed-line voice telephony services to business customers, fees for providing leased lines, Intranet services and other networking services;

•	Mobile: monthly subscription fees, traffic charges for calls made in Switzerland by Mobile’s customers, roaming and termination fees paid by other mobile operators, and fees from messaging and information services;

•	debitel: monthly subscription charges and charges to customers for making calls, handsets and other merchandise sales and commissions receivable from the network operators for customers acquired and retained.

On April 29, 2004, Swisscom entered into an agreement to sell its 95% stake in debitel AG, including 2% it acquired from ElectronicPartner in connection with this transaction, in a leveraged buy out by funds advised by the private equity firm Permira, for a purchase price of EUR 640 million (equity value).

The principal components of Swisscom’s operating expenses include:

•	Goods and services purchased, mainly consisting of interconnection fees for national and international traffic, including network fees for debitel, and costs of customer equipment;

•	Personnel expenses, consisting of payroll and other employee related costs;

•	Other operating expenses, including costs for customer acquisition and retention measures, marketing and selling expenses, information technology costs, and expenses for repairs and maintenance;

Swisscom’s business has been affected in recent years by a number of important developments in its industry, including:

Increased competition as a result of the liberalization of the Swiss telecommunications market. Since the entry into force of the Telecommunications Act, the Swiss telecommunications market has been open to full competition. The Telecommunications Act contains numerous provisions designed to facilitate competition, which primarily affect the traditional telecommunications services Swisscom offers, such as fixed-line voice and mobile telephony and data services. As a result of increased competition, margins have come under pressure in recent years, in particular in the fixed-line business. The most important challenge Swisscom faces therefore is maintaining its leadership in the Swiss telecommunications market on profitable terms. The extent to which it is able to do so largely depends on its ability to reduce its operating costs and implement further staff reductions.

While competition has led to a significant loss in market share of Swisscom, it has also stimulated overall market demand for telecommunications services such as broadband access, where Swisscom expects further growth in the future.

Technological developments. In recent years, the telecommunications industry has seen rapid technological developments that have resulted in a change in user patterns and given rise to new competitive challenges. Traditional telecommunication services, such as fixed-line services, are increasingly being replaced by mobile phones and other communication technologies, such as the Internet. With the introduction of broadband access and other high-capacity technologies, customers have been migrating from lower capacity services, such as narrowband Internet dial-up, to high-capacity services. In addition, the emergence of new technologies that Swisscom does not offer itself, such as cable telephony (voice over cable), puts Swisscom in a new competitive environment. Swisscom believes that its position as a leading provider of multi-service networks in the Swiss telecommunications market will enable it to compete effectively in this new environment.

Regulatory initiatives. In the past two years, there have been a number of regulatory initiatives that are likely to further increase competition in the telecommunications market and put additional pressure on margins. Recent amendments to the Telecommunications Ordinance require Swisscom to offer unbundled access to its local loop, as well as interconnection to leased lines, on a cost-oriented basis. However, because Swisscom believes that such a significant change in the telecommunications regulations requires an amendment to the Telecommunications Act, it has not yet implemented these provisions, pending the adoption of corresponding amendments to the Telecommunications Act. These amendments are part of proposed amendments to the Telecommunications Act that were submitted to the Swiss Parliament in November 2003 and that could become effective as early as mid-2005.

Furthermore, Swisscom’s mobile termination tariffs and roaming surcharges may become subject to regulation in the future due to a number of developments, including regulatory initiatives in the European Union and ongoing proceedings in which Swisscom is involved in Switzerland. Regulation of mobile termination fees or roaming surcharges would have a significant impact on Swisscom’s mobile revenues and lead to additional pressure on margins and reduce profitability.

SUMMARY OF RESULTS

Within a weak economic environment, revenues remained stable overall in 2003. A decline in revenues from traditional fixed-line telephony was offset by an increase in revenues from mobile telephony.

Swisscom has been facing difficult market conditions in its fixed-line business primarily due to an increasing substitution by mobile telephony and Internet use. In addition, strong competition in both the residential as well as the business segment resulted in a significant decrease in traffic volumes. In the access market, where Swisscom has been facing increasingly competition from cable network operators, it was able to defend its competitive position with a strong increase in the number of ADSL subscribers, reflecting the growing demand for high bandwidth connectivity.

Growth in the mobile telephony market was driven by an increase in the subscriber base, while prices have come under increased pressure, in particular in the business segment. Except for messaging services (SMS), usage was generally lower due to reluctant consumer behavior as a result of the weak economy.

With flat revenues and only limited growth opportunities, Swisscom has focused on an improvement of its cost management. A significant headcount reduction mainly in the fixed-line business as part of its ongoing restructuring program, as well as further efficiency enhancements have led to a significant increase in operating income.

High cash flows from its operating activities and a lack of value-accretive investment opportunities leaves Swisscom with a balance sheet free of net debt and sufficient funds to return cash to its shareholders in 2004 according to its return policy.

Swisscom expects the current trend in the fixed-line market to continue. Growing competition from cable network operators in the residential fixed-line telephony market as well as regulatory risks such as unbundling of the local loop and a reduction in interconnection tariffs will further increase pressure on margins and could lead to further headcount reductions. With penetration rates having reached very high levels, subscriber growth in the mobile market will slow down. Mobile revenues are expected to be driven by Swisscom’s ability to retain high-value customers and to stimulate usage through the implementation of new services and new mobile broadband technologies and may also be affected by regulatory initiatives, which could include regulation of mobile termination tariffs as well as access to certain mobile services.

SALE OF DEBITEL

On April 29, 2004, Swisscom entered into an agreement to sell its 95% stake in debitel AG, including 2% it acquired from ElectronicPartner in connection with this transaction, in a leveraged buy out by funds advised by the private equity firm Permira (Permira Funds), for a purchase price of EUR 640 million (equity value). The purchase price will be partially financed by Swisscom through the conversion of existing intercompany loans in the amount of EUR 210 million into two vendor loan notes of EUR 105 million each, to be assumed by debitel Konzernfinanzierungs GmbH, an indirect 100% owned subsidiary of the entity to be acquired by Permira Funds in the transaction. Consideration from the sale including the vendor loan notes will be recorded at fair value at closing of the transaction. In determining the expected net selling price for purposes of calculating the impairment charge at December 31, 2003, management estimated the fair value of the vendor loan at an amount lower than its nominal value. After deduction of the deferred portion of the purchase price, Swisscom expects to receive EUR 430 million in cash at closing. Pending the closing of the transaction, Swisscom’s debitel shares will be held in a blocked account to prevent Swisscom from selling these shares otherwise than to the Permira Funds pursuant to the purchase agreement.

A portion of the purchase price is also being financed on a senior secured basis by a consortium of banks. Repayment of Swisscom’s vendor loan notes, which have a term of 7 and 8 years, respectively, is subordinated to the full repayment of the senior facilities provided by these banks. Upon repayment of the senior facilities, the vendor loan notes will be secured by assets of debitel Konzernfinanzierungs GmbH, which consist primarily of the debitel shares acquired in the transaction.

As is common in this type of transaction, Swisscom has agreed to indemnify the purchaser for any breach of the representations and warranties made by it in the purchase agreement and for certain liabilities, including tax liabilities, of debitel. In addition, Swisscom has agreed to bear the risk of and to indemnify the purchaser for any losses which may arise in the future at one of debitel’s international subsidiaries. However, the purchase agreement provides Swisscom under certain conditions with the right to take control over this subsidiary in order to minimize its liability under this indemnity.

In connection with the discussions concerning the disposal of its shareholding in debitel, Swisscom recorded a further goodwill impairment charge of CHF 280 million in 2003, reflecting the net amount that was expected from a sale.

At December 31, 2003, Swisscom had a cumulative currency translation loss of CHF 221 million recorded under other reserves in consolidated shareholders’ equity. As a result of the sale, the cumulative translation loss through the date of the sale will be removed from equity and recorded under financial expense in the income statement in 2004.

CRITICAL ACCOUNTING POLICIES

Swisscom’s financial statements are prepared in accordance with International Financial Reporting Standards (IFRS). In addition, Swisscom reconciles net income and shareholders’ equity to U.S. GAAP. See Note 42 to the consolidated financial statements. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Set out below are the details of certain significant estimates made by management in the financial statements where it is possible that the estimate of a condition, situation or set of circumstances that existed at the date of the financial statements will change in the future due to one or more future confirming events and that the effect of the change would be material to the financial statements.

Pension fund accrual

The determination of the liability and expense for pension benefits is dependent on the selection of assumptions, which attempt to anticipate future events, used by Swisscom’s actuary to calculate such amounts. Those assumptions are described in Note 9 to the consolidated financial statements and include the discount rate, expected long-term rate of return on plan assets and rates of increase in future compensation levels. In addition, Swisscom’s actuary also uses subjective factors such as withdrawal and mortality rates. The assumptions used for IFRS are consistent with those used for U.S. GAAP. Approximately 30% of the pension plan assets at December 31, 2003 were held in stocks and bonds denominated in foreign currencies, primarily USD and EUR.

From the date of inception of Swisscom’s pension plan, comPlan, in January 1999 to December 31, 2003, the cumulated actual return on assets has been significantly lower than the expected return. The average annual actual return on plan assets in this period was 1.9%, whereas the expected return was 5% in 1999 and 2003 and 5.5% from 2000 to 2002, which resulted in a cumulated actuarial loss of CHF 728 million at December 31, 2003. As a result of improved performance of the stock markets in 2003, this actuarial loss was reduced by CHF 114 million, reflecting the excess of the actual return on assets of CHF 341 million over the expected return of CHF 227 million. During the second half of 2003, Swisscom reviewed the plans’ investment strategy and revised its assumption for the expected return on plan assets from 5.0% to 4.5% from 2004. This will result in an additional yearly expense of approximately CHF 25 million beginning in 2004. While Swisscom believes that the assumption for the long-term return is appropriate, should the stock markets underperform or exchange rates change, this would affect Swisscom’s future expense and could lead Swisscom to increase its contributions.

The discount rate used in 2003 was 3.75%. Should the discount rate decrease by 0.5%, the pension liability would increase by approximately CHF 587 million and the annual pension expense would increase by approximately CHF 12 million.

The rate of increase in future compensation levels used in 2003 was 3.1%. Should this rate increase by 0.5%, the pension liability would increase by approximately CHF 134 million and the annual pension expense would increase by approximately CHF 14 million.

In connection with the settlement of its obligation to retired employees in 1998, Swisscom retained a liability for pension indexation. Swisscom must pay PUBLICA (former Pensionskasse des Bundes PKB) the difference between the actual return on plan assets and the Government prescribed discount rate increased by an account maintenance fee. At December 31, 2003, included in the present value of obligations is CHF 338 million for these retired employees. The liability was determined based on an assumed payment of 1% per year over the life of the retired employees. The present value obligation that will be paid by PUBLICA is CHF 3,789 million. While Swisscom believes that the assumption used to determine this liability is appropriate, should the actual return on plan assets be lower than the prescribed rate, this would affect Swisscom’s pension liability and future expense.

In 2003, under U.S. GAAP, Swisscom recorded a minimum liability of CHF 506 million, of which CHF 292 million reflected the unrecognized prior service cost and was recorded as an intangible asset. The remaining CHF 214 million, net of tax of CHF 48 million, was recorded against equity. An increase of the minimum liability would result in a further reduction of shareholder’s equity.

Impairment of debitel

In connection with the discussions concerning the disposal of its shareholding in debitel, Swisscom recorded a further goodwill impairment charge of CHF 280 million in 2003, reflecting the net amount that was expected from the sale.

The revised carrying value of goodwill in debitel at December 31, 2003 under IFRS is approximately CHF 710 million.

In 2001 and 2002, under IFRS, Swisscom recognized an impairment loss for the difference between the carrying value of its investment in debitel and the value in use amount. The value in use amount was determined based on projections of future profitability. The total projected cash flow was discounted by debitel’s weighted average cost of capital of 10.26% in 2001 and 10.75% in 2002 that was determined using the Capital Asset Pricing Model. The main assumptions used in the projections of future profitability were:

•	Market penetration rate and debitel’s market share

•	Split of subscribers between postpaid and prepaid

•	Average minutes and revenue per user

•	Churn rate

•	Billing margin, which represents total revenue less network costs payable to the network operators

•	Margin from earnings before interest, tax and depreciation

•	Expected level of capital expenditure

The accounting model followed for U.S. GAAP was significantly different to IFRS, as described in IFRS compared with U.S. GAAP below and in Note 42 to the consolidated financial statements. At December 31, 2002, Swisscom reduced its goodwill in debitel to zero under U.S. GAAP.

Useful lives of technical equipment

Technical equipment, with a net book value of CHF 5,053 million at December 31, 2003, represents a significant portion of Swisscom’s total assets. Swisscom estimates the useful lives of this equipment in order to determine the amount of depreciation expense to be recorded during any reported period. The estimated lives are based on historical experience as well as taking into account anticipated technological or other changes. Detail of the useful lives is included in Note 2.9 of the consolidated financial statements. Useful lives under U.S. GAAP are identical to those under IFRS. Changes in technology or in Swisscom’s intended use of these assets may cause the estimated period of use or the value of these assets to change, which would result in increased or decreased depreciation expense. Swisscom performs internal studies annually or when events or circumstances indicate that the useful life may no longer be appropriate. Additionally, technical equipment is reviewed for impairment whenever events indicate that their carrying amounts may not be recoverable. In assessing impairment, Swisscom follows the provisions of IAS 36 “Impairment of Assets” and SFAS 144 “Accounting for the Impairment or disposal of Long-Lived Assets” utilizing cash flows which take into account management’s estimates of future operations under IFRS and U.S. GAAP, respectively.

Provision for dismantlement and restoration

As detailed in Note 28 to the financial statements, management has included a provision of CHF 314 million at December 31, 2003 for the dismantlement and restoration of mobile stations and analog transmitter stations. In 2003, Swisscom extended the expected timing of the dismantlement as a result of a change in the requirements of a major customer, which will result in the stations being used for a longer period. The dismantlements are now expected to be incurred mainly after 2010. This resulted in a reduction in the present value of CHF 43 million, which was recorded under financial expense. The provision is based on future estimated costs and is discounted using an appropriate discount rate. While management believes that the assumptions used are appropriate, should they not be accurate, the amount required could differ from the amount provided. Effective January 1, 2003, Swisscom adopted SFAS 143 “Accounting for Asset Retirement Obligations” and as a result there is no material difference between the asset retirement obligation under IFRS compared to U.S. GAAP. The net impact of adopting SFAS 143, which was a credit to the income statement of CHF 31 million, was recorded as a cumulative effect of accounting change on January 1, 2003. See Note 42 to the consolidated financial statements.

RESULTS OF GROUP OPERATIONS

	Year Ended			Year Ended
CHF in millions (except percentages)	December 31,			December 31,
	2001	2002	2003	2002/2001	2003/2002
				(% change)
Net revenue	14,174	14,526	14,581	2.5	0.4
Other operating income	213	266	256	24.9	(3.8)
Total	14,387	14,792	14,837	2.8	0.3
Goods and services purchased	4,513	4,959	4,834	9.9	(2.5)
Personnel expenses	2,461	2,593	2,535	5.4	(2.2)
Other operating expenses	3,004	2,827	2,827	(5.9)	0.0
Depreciation	1,702	1,578	1,564	(7.3)	(0.9)
Amortization	472	427	361	(9.5)	(15.5)
Total operating expenses	12,152	12,384	12,121	1.9	(2.1)
Exceptional items(1)	3,275	(702)	(280)	n.a.	(60.1)
Operating income	5,510	1,706	2,436	(69.0)	42.8
Financial result	(355)	(311)	(14)	(12.4)	(95.5)
Income tax (expense) benefit	15	(361)	(500)	n.a.	38.5
Equity in net income of affiliated companies	32	95	(7)	196.9	n.a.
Minority interest	(238)	(305)	(346)	28.2	13.4

Net income	4,964	824	1,569	(83.4)	90.4

(1)	Includes in 2001 gain on partial sale of Swisscom Mobile AG of CHF 3,837 million, gain on sale of real estate of CHF 568 million and impairment of goodwill in debitel of CHF 1,130 million and in 2002 and 2003 an additional impairment of goodwill in debitel of CHF 702 million and CHF 280 million, respectively.

Net revenue

Revenue increased from CHF 14,526 million in 2002 to CHF 14,581 million in 2003, reflecting an increase in revenue from debitel. This increase was partially offset by a decrease in revenue from Fixnet and Enterprise Solutions. Revenue from other segments remained relatively stable. Revenue from debitel increased substantially due primarily to an increase in the number of mobile postpaid customers. The decrease in revenue in Fixnet and Enterprise Solutions was mainly due to the reduction in traffic as a result of a loss in market share resulting primarily from the introduction of 10-digit numbering at the end of March 2002. The full 10-digit number must now be dialed for all calls. As a result, subscribers who have pre-selected an alternative carrier will have all their national calls routed automatically over that carrier’s network, whereas in the past, customers had to enter the carrier override code on a call-by-call basis. In addition, a new tariff was introduced in May 2002, which combines the local area and national long distance zones into a single national tariff zone, resulting in increased local area tariffs but decreased national long distance tariffs. Access revenues increased as a result of a substantial increase in the number of ADSL subscribers, reflecting the growing demand for high bandwidth connectivity.

Revenue increased from CHF 14,174 million in 2001 to CHF 14,526 million in 2002 reflecting an increase in revenue from Mobile and debitel. This increase was partially offset by a decrease in revenue from Fixnet and Enterprise Solutions. Revenue from other segments remained relatively stable. Revenue from Mobile increased, primarily from voice telephony and data services, such as SMS messages, as a result of the continued growth in the number of customers. debitel revenue increased substantially due primarily to an increase in revenue from the sale of handsets resulting from an increase in the average price per device. The decrease in revenue in Fixnet and Enterprise Solutions was mainly due to the introduction of the 10-digit numbering at the end of March 2002 and the new tariff in May 1, 2002, as described above.

Goods and services purchased

Goods and services purchased decreased from CHF 4,959 million in 2002 to CHF 4,834 million in 2003, primarily reflecting a decrease in goods and services purchased by Fixnet as a result of the sale of its international point of presence in North America in October 2002, the closure of its European points of presence in November 2002 and a change in Fixnet’s accounting method for its third-party ISP numbers. See “ — Fixnet — External segment expenses”. These effects have been partially offset by an increase in goods and services purchased by debitel as a result of an increase in the amount incurred for minutes purchased from the network operators reflecting an increase in the amount of traffic and cost of mobile equipment purchased for resale.

Goods and services purchased increased from CHF 4,513 million in 2001 to CHF 4,959 million in 2002, primarily reflecting an increase in goods and services purchased by debitel. This increase was accounted for primarily by the higher cost of mobile equipment purchased for resale, which was due to an increase in the number of handsets sold, and in the price per handset, and by an increase in the volume of minutes purchased from the network operators, which was due to an increase in the amount of traffic.

Personnel expenses

Personnel expenses decreased from CHF 2,593 million in 2002 to CHF 2,535 million in 2003 as a result of a decrease in the average number of employees resulting from restructuring measures implemented in 2002, partially offset by an overall salary increase as well as an increase in the average salary of Mobile employees due to increased skill sets and an increase in retirement benefits of CHF 54 million, as described in Note 9 of the consolidated financial statements.

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

Other operating expenses

Other operating expenses remained stable at CHF 2,827 million in 2002 and 2003. The increase in debitel’s customer acquisition and retention costs reflecting an increase in the number of subscribers, was offset by cost reductions in the other segments. These cost reductions were possible mainly due to a decrease in IT consultancy costs as a result of fewer projects, a decrease in commissions at Mobile and the optimization of maintenance costs at Fixnet.

Other operating expenses decreased from CHF 3,004 million in 2001 to CHF 2,827 million in 2002 due primarily to a reduction in commissions and marketing subsidies paid to dealers by debitel.

Depreciation

Depreciation decreased from CHF 1,578 million in 2002 to CHF 1,564 million in 2003 due primarily to an increase in the number of fully depreciated assets that have not been replaced in several segments, partially offset by an increase in depreciation at Fixnet and Mobile. This increase was a result of the reduction of the useful life of one of Fixnet’s three switching platforms, which Fixnet decided in December 2002 to phase out over the course of 2003 and 2004, and the reduction of useful lives of certain GSM equipment which will have to be replaced earlier than expected due to the roll out of UMTS.

Depreciation decreased from CHF 1,702 million in 2001 to CHF 1,578 million in 2002 due primarily to a decrease in the Fixnet segment as a result of an increase in the number of fully depreciated assets that have not been replaced.

Amortization

Amortization decreased from CHF 472 million in 2001 to CHF 427 million in 2002 and to CHF 361 million in 2003 due primarily to a reduction in the amortization of goodwill of debitel, reflecting the decrease in the carrying value of debitel as a result of the impairment charges of CHF 1,130 million recorded in 2001 and CHF 702 million recorded in 2002.

Exceptional items

Impairment of goodwill of debitel. In connection with the discussions concerning the disposal of its shareholding in debitel, Swisscom recorded a further goodwill impairment charge of CHF 280 million in 2003, reflecting the net amount that was expected from the sale. In 2002 and 2001, Swisscom recorded impairment charges on the goodwill of debitel of CHF 702 million and CHF 1,130 million, respectively as a result of the decline in future expected growth in the mobile sector and the delay in the implementation of the third generation system, UMTS.

Tax. In 2002, net income includes a one-time charge of CHF 115 million as a result of Swisscom’s transfer of its operations from Swisscom AG to newly formed subsidiaries, which are each subject to individual tax rates. This transfer resulted in a reduction of the weighted average tax rate from 25% to 23%. In 2001, despite recording income before tax of CHF 5,155 million, Swisscom recorded a tax benefit of CHF 15 million due to the gain on the partial sale of Mobile and a large portion of the gain on sale of real estate not being subject to tax and to a tax benefit recorded on the impairment of debitel. A reconciliation of income tax expense on income before income taxes to the reported income tax expense is included in Note 16 to the consolidated financial statements.

Sale of real estate. In March 2001, Swisscom entered into two agreements for the sale of real estate and sold 30 and 166 commercial and office properties for CHF 1,272 million and CHF 1,313 million, respectively. At the same time, Swisscom entered into agreements to lease back part of the sold property space. The total gain on the sale of the properties after transaction costs of CHF 105 million and including the reversal of environmental provisions was CHF 807 million. While CHF 239 million have been deferred, the remaining gain of CHF 568 million was recorded in income in 2001.

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

Financial result

Financial result improved from a net expense of CHF 311 million in 2002 to a net expense of CHF 14 million in 2003 due primarily to a reduction in interest payable reflecting the repayment of debt to the Swiss Post and a decrease in asset write-downs in 2003. In 2003, Swisscom recorded an impairment charge of CHF 33 million on its investment in Swiss International Airlines Limited, compared to CHF 41 million in 2002. Swisscom also recorded an impairment charge of CHF 111 million on its investment in Infonet in 2002. In addition to these effects, Swisscom recorded foreign exchange gains of CHF 48 million in 2003 compared to foreign exchange losses of CHF 71 million in 2002. These improvements in financial result were partially offset by a decrease in interest receivable due to a reduction in cash balances on deposit and in interest rates.

Financial result remained relatively stable in 2002 compared to 2001. Financial expense decreased primarily as a result of larger asset write-downs in 2001. In 2001, Swisscom recorded an impairment charge of CHF 219 million on its investment in Infonet Inc. and wrote down a loan of CHF 199 million given to UTA. In 2002, Swisscom recorded impairment charges on its investments in Infonet and Swiss International Airlines Limited as described above. Financial income also decreased due primarily to a reduction in cash balances on deposit, a reduction in interest rates and a gain of CHF 72 million on the transaction with AGI Holding AG in 2001 (see Note 15 of the consolidated financial statements).

Income tax

Income tax expense increased from CHF 361 million in 2002 to CHF 500 million in 2003 due primarily to an increase in taxable income. The effective tax rate for 2003 was 20.6%.

In 2002, Swisscom transferred its operations from Swisscom AG to newly formed subsidiaries, which are each subject to individual tax rates. As a result, all tax assets and liabilities were adjusted, which resulted in a one-time charge of CHF 115 million. The impairment of the goodwill relating to debitel reduced tax expense by CHF 207 million. Excluding these exceptional items, the tax rate would have been 21.6%.

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

Equity in net income of affiliated companies

Equity in net income of affiliated companies decreased by CHF 102 million in 2003 compared to 2002 due primarily to the disposal of Swisscom’s indirectly held investment in Cesky Telecom which resulted in a loss of CHF 71 million and a decrease in income related to Swisscom’s investment in AUCS Communication Services compared to prior year (see Note 24 to the consolidated financial statements).

Equity in net income of affiliated companies increased in 2002 due primarily to an impairment charge that was recorded in 2001 relating to Swisscom’s investment in three subsidiaries of tamedia AG.

Minority interest

Minority interest relates mainly to the 25% shareholding of Vodafone in Swisscom Mobile AG. The increase in minority interest by CHF 41 million in 2003 compared to 2002 is due to the increase in net income of Swisscom Mobile AG.

The increase in minority interest in 2002 is due to the fact that minority interest in 2001 includes only 9 months results of Swisscom Mobile, as the acquisition by Vodafone of the 25% shareholding in Swisscom Mobile AG was effective as of April 1, 2001.

RESULTS OF OPERATIONS BY SEGMENT

Effective January 1, 2003, the product ownership of Business Numbers was transferred from Fixnet to Enterprise Solutions. See “Item 4: Information on the Company — Fixnet — Wholesale Traffic” and “Item 4: Information on the Company — Enterprise Solutions — Business Numbers”. In addition, direct mobile interconnection was introduced in February 2003 and Swisscom Mobile and other mobile network operators are now able to terminate their traffic directly on each other’s networks rather than through Fixnet, which had been the intermediary for such traffic. As a result, the associated revenues and costs, which in the past had been recorded as external revenues and costs in the Fixnet segment, were recorded as external revenues and costs in the Mobile segment in 2003. See “Item 4: Information on the Company — Fixnet — Wholesale Traffic” and “Item 4: Information on the Company — Mobile — Connectivity Voice”. Prior years have been restated to reflect these changes.

The segments for 2003 were defined as follows:

•	Fixnet provides fixed-line voice and Internet access services to residential and business customers and a comprehensive range of other fixed network telecommunication services to residential customers. In addition, Fixnet provides a wide range of wholesale services. Fixnet also offers a variety of other services, including the sale of customer equipment, the provision of leased lines and the operation of a directories database.

•	Mobile provides mobile telephony, data and value-added services in Switzerland.

•	Enterprise Solutions provides national and international fixed-line voice telephony services to business customers and offers leased lines, Intranet, private network and other services.

•	debitel is a provider of mobile communications and value-added services in Germany and other European countries.

•	Other covers mainly the sale of corporate voice communications equipment through Swisscom Systems, the provision of IT services through Swisscom IT Services as well as the operation of a pan-European network for broadband Internet connectivity through Swisscom Eurospot.

•	Corporate includes Swisscom’s headquarter functions, group-company shared services, property rentals through the real estate company Swisscom Immobilien and Swisscom’s programs under its social plan.

The segment results presented below reflect the organization that was in place in 2003.

Segment results

	Net revenue			Operating income
CHF in millions	2001	2002	2003	2001(1)	2002	2003
Fixnet	6,400	6,262	5,846	842	819	992
Mobile	3,983	4,112	4,140	1,585	1,685	1,674
Enterprise Solutions	1,619	1,522	1,371	148	65	101
debitel	3,808	4,111	4,555	(1,381)	(882)	(383)
Other	1,403	1,463	1,304	(93)	(114)	(42)
Corporate	766	704	703	4	133	94
Intersegment elimination	(3,805)	(3,648)	(3,338)	—	—	—

Total	14,174	14,526	14,581	1,105	1,706	2,436

(1)	Excludes gain on sale of real estate of CHF 568 million and gain on partial sale of Swisscom Mobile of CHF 3,837 million.

Fixnet

Revenue from Fixnet comprises primarily fixed-line voice and Internet access services to residential and business customers, revenue from fixed retail telephony traffic in respect of residential customers, revenue from wholesale traffic services offered to national and international telecommunication providers and revenue from payphone services, operator services and prepaid calling cards. Fixnet also provides leased lines, sells customer equipment and operates a directories database. See “Item 4: Information on the Company — Fixnet”.

Effective January 2004, Enterprise Solutions has increased its focus on large business customers with complex communication needs. To this end, approximately 46,000 business customers with primarily standard traffic needs have been transferred to the Fixnet segment. External revenues generated with these customers amounted to approximately CHF 180 million in 2003. This transfer has not been reflected in the results presented below but will be reported in the segment results for 2004, with a restatement of prior year numbers.

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Net revenue from external customers	4,845	4,762	4,498	(1.7)	(5.5)
Intersegment net revenue	1,555	1,500	1,348	(3.5)	(10.1)

Net revenue	6,400	6,262	5,846	(2.2)	(6.6)
Segment expenses	5,558	5,437	4,847	(2.2)	(10.9)

Operating income before amortization of goodwill	842	825	999	(2.0)	21.1
Amortization of goodwill	—	6	7	n.a.	16.7

Segment operating income	842	819	992	(2.7)	21.1

Segment-margin(1)	13.2%	13.2%	17.1%

(1)	Segment-margin before amortization of goodwill.

Net revenue from external customers

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Access	1,497	1,581	1,715	5.6	8.5
Retail traffic	1,279	1,225	1,169	(4.2)	(4.6)
Wholesale traffic	1,033	1,004	755	(2.8)	(24.8)
Other traffic	264	208	247	(21.2)	18.8
Other revenue	772	744	612	(3.6)	(17.7)

Total Fixnet external revenue	4,845	4,762	4,498	(1.7)	(5.5)

Access. Revenue from access consists principally of monthly subscription fees charged to customers for providing analog (PSTN) and digital (ISDN) telephone access lines to residences and businesses in Switzerland, internet broad- and narrowband access as well as access line activation fees.

The following table sets forth certain data relating to Swisscom’s access services:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
PSTN access revenue	935	907	910	(3.0)	0.3
ISDN access revenue	502	562	569	12.0	1.2

Total PSTN/ISDN access revenue	1,437	1,469	1,479	2.2	0.7
ADSL retail revenue	8	39	112	387.5	187.2
ADSL wholesale revenue	10	33	85	230.0	157.6

Total ADSL revenue	18	72	197	300.0	173.6
Other access revenue	42	40	39	(4.8)	(2.5)

Total access revenue	1,497	1,581	1,715	5.6	8.5

Access lines (at period end, in thousands)(1):
PSTN lines(2)	3,240	3,163	3,086	(2.4)	(2.4)
ISDN lines(3)	857	911	924	6.3	1.4

Total access lines	4,097	4,074	4,010	(0.6)	(1.6)

ADSL subscribers lines (at period end, in thousands of lines):
Retail subscriber lines	18	109	274	505.6	151.4
Wholesale subscriber lines	15	86	213	473.3	147.7

Total ADSL subscribers lines	33	195	487	490.9	149.7

(1)	Based on lines in service, including courtesy and service lines. Restated for 2001 to reflect the transfer of access lines from Enterprise Solutions to Fixnet at the beginning of 2002.

(2)	Each PSTN line provides one access channel.

(3)	ISDN lines consist of basic ISDN lines and primary ISDN lines. A basic ISDN line provides two access channels and a primary ISDN line provides 30 access channels.

Access revenue increased by 8.5% in 2003 compared to 2002 as a result of a substantial increase in revenue from asynchronous digital subscriber line (ADSL). The number of ADSL subscriber lines continued to increase substantially in 2003, but at a slower rate than in 2002. While customers continued to migrate from PSTN to more expensive ISDN lines, the growth in the number of ISDN lines continued to slow in 2003. This is a result of the high penetration rate in Switzerland and the fact that the fast growing ADSL technology can also be offered over a traditional PSTN line. Due to a revision of the Telecommunications Ordinance, Swisscom reduced its ISDN activation fee and introduced an activation fee for PSTN effective January 1, 2003. Swisscom believes that future growth in the access area will continue to come from its broadband product ADSL, which will result in a further slow down in ISDN growth. Swisscom also expects a decline in the number of access lines due to increased substitution by mobile telephony.

Access revenue increased by 5.6% in 2002 compared to 2001 due to a significant increase in the number of ADSL lines and to the continued migration of PSTN customers to the more expensive ISDN lines.

Retail traffic. Retail traffic revenue consists of charges to customers for making local, national long distance and outgoing international calls from a fixed-network access line, including calls made from the fixed network to mobile operators’ networks, particularly Swisscom’s mobile network (“fixed-to-mobile”) as well as charges to customers for accessing the internet through narrowband access.

The following table sets forth certain information relating to Swisscom’s retail traffic:

	Year ended			Year ended
	December 31,			December 31,
CHF in millions (except percentages)(1)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Local and long distance traffic	550	456	407	(17.1)	(10.7)
Fixed-to-mobile traffic	363	391	398	7.7	1.8
Internet traffic	177	189	162	6.8	(14.3)
International traffic(2)	189	189	202	0.0	6.9

Total retail revenue	1,279	1,225	1,169	(4.2)	(4.6)

Traffic (in millions of minutes)(1),(3):
Local and long distance traffic	9,434	7,864	6,985	(16.6)	(11.2)
Fixed-to-mobile traffic(4)	724	777	825	7.3	6.2
Internet traffic	5,586	5,766	4,842	3.2	(16.0)
International traffic(5)	778	808	842	3.9	4.2

Total retail traffic	16,522	15,215	13,494	(7.9)	(11.3)

(1)	Local area, national long distance and fixed to mobile do not include traffic or revenue, as appropriate, generated from Swisscom-operated public payphones.

(2)	Does not include revenue from international calls made from payphones.

(3)	Includes traffic on courtesy and service lines.

(4)	Includes traffic for calls from the fixed-line network to private user networks.

(5)	Based on minutes of outgoing international traffic as determined for customer billing purposes. Does not include transit traffic originating outside of Switzerland.

Revenue from local and long distance traffic decreased by 10.7% in 2003 compared to 2002 primarily as a result of a reduction in traffic due to (i) a migration of traffic from local Internet dial-up numbers to ISP numbers and ADSL as a result of an increase in the tariffs for local traffic introduced in May 2002, (ii) a loss of market share resulting from the introduction of 10-digit numbering at the end of March 2002, and (iii) the substitution effect from increased use of mobile phones. Swisscom expects revenue to further decrease in 2004 as a result of the continued substitution effect from increased use of mobile phones, further migration of traffic from local Internet dial-up numbers to ISP numbers and ADSL as well as increased competition.

Revenue from fixed-to-mobile traffic slightly increased by 1.8% in 2003 compared to 2002 due to an increase in traffic reflecting the higher penetration of mobile phones, partially offset by a decrease in average minute prices as a result of a shift towards off-peak minutes. Revenue is expected to decrease in 2004 as a result of a decrease in tariffs. Tariffs are expected to decrease as a result of increased pressure due to regulatory initiatives in the European Union regarding mobile termination and two proceedings in which Swisscom is involved. See “Item 4: Information on the Company — Regulation — Mobile Telecommunications” and “Item 8: Financial Information — Legal Proceedings”.

Revenue from internet traffic decreased by 14.3% in 2003 compared to 2002 due to a decrease in traffic reflecting primarily an increase in the number of ADSL customers. ADSL customers pay a fixed monthly fee, irrespective of the amount of usage, which is recorded under Access Revenue. Tariffs remained stable compared to 2002. Swisscom expects revenue to further decrease in 2004 due to a further decline in traffic resulting from a further increase in the number of ADSL customers.

Revenue from international traffic increased by 6.9% in 2003 compared to 2002, due primarily to an increase in traffic as a result of various promotions that were offered during 2003 and an increase in the average rate per minute reflecting a higher proportion of traffic to higher tariff countries. In 2004, Swisscom expects revenue to decrease primarily reflecting a decrease of the average tariff due to increased competition.

Revenue from local and long distance traffic decreased by 17.1% in 2002 compared to 2001 as a result of a reduction in traffic reflecting a migration of traffic from local Internet dial-up numbers to ISP numbers as a result of an increase in the tariffs for local traffic introduced in May 2002 and a loss of market share due to the introduction of 10-digit numbering at the end of March 2002.

Revenue from fixed-to-mobile traffic increased by 7.7% in 2002 compared to 2001 due to an increase in traffic reflecting the higher penetration of mobile phones and the impact of increased usage of services generating non-volume related revenues.

Revenue from internet traffic slightly increased by 6.8% in 2002 compared to 2001 due to an increase in traffic reflecting the increasing demand for internet access, partially offset by a decrease in revenue due to the increase in the number of ADSL customers as ADSL customers pay a fixed monthly fee which is recorded under Access Revenue.

Revenue from international traffic remained stable in 2002 compared to 2001, despite an increase in traffic, as a result of a reduction of tariffs for calls to more than 50 countries, partially offset by an increase in the surcharge for calls from fixed to foreign mobile networks.

Wholesale traffic. Swisscom recognizes revenue in the Swiss market from providing network services to other telecommunication companies. Such services include primarily the standard interconnection services Swisscom is required to provide to other telecommunication service providers eligible for interconnection under the Telecommunications Act. Wholesale international revenue comprises primarily (i) revenue for international incoming traffic; and (ii) revenue from international termination traffic.

The following table sets forth certain information relating to Swisscom’s wholesale traffic:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Wholesale national traffic revenue	462	424	378	(8.2)	(10.8)
International incoming traffic revenue	287	289	208	0.7	(28.0)
International termination traffic revenue	284	291	169	2.5	(41.9)

Total wholesale traffic revenue	1,033	1,004	755	(2.8)	(24.8)

Total wholesale telephony traffic (millions of minutes):
Wholesale national(1)	16,964	18,679	18,103	10.1	(3.1)
International incoming traffic(2)	1,805	1,854	1,607	2.7	(13.3)
International termination traffic(3)	1,275	1,878	1,188	47.3	(36.7)

Total wholesale traffic	20,044	22,411	20,898	11.8	(6.8)

(1)	Based on minutes as determined for customer billing purposes. Includes traffic related to third party revenues for access, termination and transit services.

(2)	Minutes of incoming traffic terminated in Switzerland as determined for international settlement purposes.

(3)	Minutes of outgoing traffic terminated outside of Switzerland.

Wholesale national traffic revenue decreased by 10.8% in 2003 compared to 2002 mainly due to a reduction in interconnection rates, a change in the accounting method for its third-party ISP numbers as, starting in 2003, revenue from these numbers are reported net of service providers’ costs, which resulted in a reduction in revenue in 2003 of CHF 26 million, and a decrease in traffic as a result of direct mobile interconnection, which enables network operators to route traffic directly to Mobile’s network rather than through Fixnet. This decrease in traffic was partially offset by an increase in traffic resulting from the introduction of the 10-digit numbering and an increase in traffic from other fixed-line operators to mobile operators’ networks due to increased mobile penetration. Swisscom expects wholesale national traffic revenue to decrease due to (i) ongoing efforts by mobile operators to set-up direct interconnection between each other, (ii) the loss of Internet dial-up traffic reflecting the growing number of ADSL wholesale subscriber lines and (iii) a reduction in interconnection rates.

International incoming traffic revenue decreased by 28.0% in 2003 compared to 2002 primarily due to a decrease in traffic as a result of a loss in market share due to increased competition and a decrease in the average international accounting rates. Swisscom expects International incoming traffic revenue to continue to decrease reflecting increased competition.

International termination traffic revenue decreased by 41.9% in 2003 compared to 2002, primarily as a result of the sale of Swisscom’s international point of presence, Swisscom North America, in October 2002. In addition, in November 2002, Swisscom decided to close its European sales offices as the margins realized in this business were very low. Swisscom expects international termination traffic revenue to remain relatively stable.

Wholesale national traffic revenue decreased by 8.2% in 2002 compared to 2001 as a result of a reduction of interconnection rates in 2002 partially offset by an increase in traffic due to the introduction of 10-digit numbering at the end of March 2002, which resulted in a shift from local and long-distance traffic to wholesale national traffic.

International incoming traffic revenue remained relatively stable in 2002 compared to 2001, despite an increase in traffic, due to a decrease in the average rate per minute as the volume of fixed terminations increased and the volume of more expensive mobile terminations decreased.

International termination traffic revenue grew by 2.5% in 2002 compared to 2001 primarily as a result of an increase in traffic from its international points of presence, particularly from Swisscom North America, which was sold in October 2002, partially offset by a decrease in tariffs and revenue from hubbing reflecting a decrease in mobile traffic.

Other traffic. Fixnet operates public payphones as part of its obligation to provide Universal Service. Also, Swisscom generates revenue from operator services and the sale of prepaid calling cards.

The following table sets forth Fixnet’s other traffic revenue:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Other traffic revenue(1)	264	208	247	(21.2)	18.8

(1)	Includes revenue from prepaid calling cards, operator services and payphone services.

Other traffic revenue increased 18.8% in 2003 compared to 2002 due primarily to a release of deferred revenue relating to prepaid calling cards. Revenue from the sale of telephone cards, which are valid for 3 years, is deferred and recognized either when the services are provided or once the card is no longer valid. Historically Swisscom was not able to reliably track the total amount of unutilized credit for cards that were no longer valid. In 2003, however, Swisscom implemented changes to the system to allow them to reliably track this amount. As a result, Swisscom released CHF 72 million to revenue, of which CHF 39 million relate to 2002 and CHF 29 million to 2001 and prior years. Prior years were not restated as the effect was not material. This increase was partially offset by (i) a decrease in revenue from cards reflecting the increased usage of mobile phones; (ii) a decrease in revenue from operator services due to the increased usage of online services and mobile phones and (iii) a decrease in revenue from payphone services as a result of the substitution effect of mobile phones and a reduction in tariffs. Swisscom expects other traffic revenue to decline in the future as mobile phones continue to substitute payphones and as customers make further use of online services.

Other traffic revenue decreased 21.2% in 2002 compared to 2001 due primarily to (i) a decrease in revenue from payphone services as a result of the substitution effect of mobile phones and a reduction in tariffs; (ii) a decrease in revenue from operator services due to the increased usage of online services and mobile phones and (iii) a decrease in revenue from cards reflecting the increased usage of mobile phones.

Other revenue. Other revenue comprises primarily revenue from the sale of customer equipment, the provision of leased lines, the operation of a directories database, and Telecom FL’s operations.

The following table sets forth Fixnet’s other revenue:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Customer equipment(1)	236	235	252	(0.4)	7.2
Leased lines	162	160	143	(1.2)	(10.6)
Directories	79	93	107	17.7	15.1
Other(2)	295	256	110	(13.2)	(57.0)

Total other products revenue	772	744	612	(3.6)	(17.7)

(1)	Includes customer premises equipment and mobile handsets.

(2)	Includes primarily revenue from Telecom FL and Internet narrowband traffic to third-party ISP numbers.

Customer Equipment. Customer equipment revenue comprises revenue from the sale and rental to customers of PSTN and ISDN telephone handsets, facsimile terminals, modems and mobile handsets in Swisscom shops.

In 2003, customer equipment revenue increased 7.2% in 2003 compared to 2002 due to an increase in revenue from the sale of ADSL modems reflecting the increase in the number of ADSL subscribers and an increase in the sale of mobile handsets, partially offset by a decrease in the sale and rental of PSTN and ISDN telephone handsets. Swisscom expects revenue from customer equipment to decline in 2004 due to the reduced number of rental handsets and declining revenues from ADSL modem sales reflecting promotions of ADSL Access Services.

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

Leased Lines. Swisscom offers a full portfolio of leased lines throughout Switzerland with a wide range of bandwidths and different service levels.

Revenue decreased by 10.6% in 2003 compared to 2002 primarily due to a reduction in tariffs. Swisscom expects revenues from leased lines to further decrease in 2004 reflecting the additional pressure on margins due to the revised Telecommunications Ordinance that requires Swisscom to offer competitors interconnection to leased lines on a cost-oriented basis.

Revenue remained relatively stable in 2002 compared to 2001. The increase in the number of leased lines was offset by a decrease in tariffs.

Directories. Directories revenue is generated primarily from (i) the maintenance, sale and advertising of the electronic directories database; and (ii) the production, advertising and distribution of the printed white pages telephone books.

Revenue increased by 15.1% in 2003 compared to 2002 due primarily to an increased number of telephone books produced, which gave rise to an increase in advertising revenue. Swisscom expects revenue from Directories to increase slightly in 2004.

Revenue increased by 17.7% in 2002 compared to 2001 due primarily to the increased number of telephone books produced, which gave rise to an increase in advertising revenue.

Other. Swisscom generates revenue from subscribers of third-party Internet service providers who use ISP Numbers to access the Internet and other Internet services. Until its sale at the end of September 2003, Swisscom has also generated revenue through its wholly owned subsidiary, Telecom FL AG.

Other revenue decreased 57.0% in 2003 compared to 2002 due primarily to a change in the accounting method for its ISP numbers. Starting in 2003, revenue from these numbers are reported net of service providers’ costs, which resulted in a decrease in revenue of CHF 117 million in 2003. Prior years have not been restated as the effect is not material. Swisscom expects other revenue to decrease reflecting the sale of Telecom FL AG and a decrease in the narrowband traffic to third-party ISP numbers reflecting the migration to ADSL access.

Intersegment net revenue

Fixnet is responsible for building and maintaining the fixed-line network and sells network capacity to Enterprise Solutions and Mobile. Therefore, intersegment revenue comprises primarily revenue from Enterprise Solutions and Mobile for the use of the fixed network, revenue from the termination of traffic from Swisscom’s fixed-line network on other networks, network fees for the termination of mobile calls from Swisscom Mobile on other networks, as well as revenue from Mobile for handset commissions due for new mobile subscribers that sign up in a Swisscom shop.

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Intersegment net revenue	1,555	1,500	1,348	(3.5)	(10.1)

Intersegment revenue decreased by 10.1% in 2003 compared to 2002 primarily as a result of a reduction in tariffs, a decrease in traffic from Swisscom’s business customers recorded under Enterprise Solutions (see “— Enterprise Solutions — National and International Traffic”) and the netting effect of CHF 24 million relating to third-party ISP numbers (see “— Fixnet — Other Revenue — Other”). Swisscom expects intersegment revenue to slightly decrease in 2004.

Intersegment revenue decreased by 3.5% in 2002 compared to 2001 primarily as a result of (i) an overall reduction in tariffs and (ii) a decrease in traffic from Swisscom’s business customers recorded under Enterprise Solutions.

Segment expenses

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Goods and services purchased	1,110	1,140	769	2.7	(32.5)
Personnel expenses	1,001	1,058	1,005	5.7	(5.0)
Other operating expenses	734	699	642	(4.8)	(8.2)
Depreciation and amortization(1)	1,080	1,049	1,076	(2.9)	2.6
Other operating income	(71)	(84)	(108)	18.3	28.6

Total external segment expenses	3,854	3,862	3,384	0.2	(12.4)
Intersegment expenses	1,704	1,575	1,463	(7.6)	(7.1)

Total segment expenses	5,558	5,437	4,847	(2.2)	(10.9)

(1)	Excluding amortization of goodwill.

External segment expenses

External segment expenses decreased 12.4% in 2003 compared to 2002 due primarily to the following:

•	Goods and services purchased decreased by 32.5% due to the sale of its international point of presence in North America in October 2002, the closure of its European points of presence in November 2002 and to a change in Fixnet’s accounting method for its third-party ISP numbers, as described in Other revenue above, the effect of which was CHF 167 million in 2003. These effects were partially offset by an increase in expenses incurred for ADSL equipment reflecting the increase in the number of ADSL subscribers.

•	A decrease in personnel expenses by 5.0% reflecting a decrease in the average number of employees resulting from the headcount reductions in 2002 and a decrease in the termination benefits from CHF 86 million in 2002 to CH 63 million in 2003.

•	Other operating expenses decreased by 8.2% mainly due to cost reduction measures that were introduced in 2003, reflecting the optimization of maintenance costs, partially through more favorable purchase prices as a result of increasing competition on the supplier side and a reduction in spending for advertising. In addition, losses on disposals of fixed assets of CHF 14 million were recorded in 2003, compared to CHF 50 million in 2002. These decreases were partially offset by an increase in the provision recorded for the case against Swisscom by two if its competitors relating to Swisscom’s interconnection prices. See “Item 8: Financial Information — Legal Proceedings”.

•	Depreciation and amortization expense increased by 2.6% in 2003 as a result of the reduction of the useful life of one of Fixnet’s three switching platforms, which Fixnet decided in December 2002 to phase out over the course of 2003 and 2004.

Swisscom expects external segment expenses to slightly decrease as a result of continued cost optimization and lower depreciation due to an increase in the number of fully depreciated assets.

External segment expenses remained relatively stable in 2002 compared to 2001. The following effects had an impact on total external segment expenses:

•	An increase in personnel expenses by 5.7% was offset by a decrease in other operating expenses and depreciation and amortization. The increase in personnel expenses was due to an increase in the termination benefits from CHF 35 million in 2001 to CHF 86 million in 2002, as Fixnet reduced its workforce by terminating approximately 340 full time employees at the end of 2002 and an overall salary increase. These increases were partially offset by a slight decrease in the average number of employees.

•	Other operating expenses decreased by 4.8% as a result of a reduction in (i) rent expenses, (ii) repair and maintenance and (iii) losses on disposals of fixed assets, partially offset by an increase in postal charges, as Fixnet insourced this service in 2002, whereas in prior years Swisscom IT Services provided this service.

•	The decrease in rent expense was mainly due to the fact that cleaning services were invoiced directly by the third party service provider in 2001 and are now billed through SIMAG, giving rise to an intercompany expense.

•	The decrease in repairs and maintenance was due primarily to a reduction in network maintenance costs and the insourcing of the maintenance and removal of payphone cabins.

•	Depreciation and amortization expense decreased by 2.9% due primarily to an increase in the number of fully depreciated assets that have not been replaced, partially offset by an increase relating to the next generation network infrastructure that is needed to support high-speed data transmission and the rollout of broadband access.

Intersegment expenses

Intersegment expenses comprise primarily network fees to Mobile for calls terminated on the mobile network from other networks, expenses payable to Mobile for the purchase of mobile handsets and amounts payable to other divisions for information technology, rental of real estate and management fees.

Intersegment expenses decreased by 7.1% in 2003 compared to 2002 due primarily to (i) an increase in traffic from other mobile network operators terminating on Swisscom Mobile’s network through direct mobile interconnection rather than using Fixnet as an intermediary and; (ii) a reduction in information technology expenses reflecting a reduction in the number of projects undertaken by Fixnet in 2003. Fixnet expects intersegment expenses to remain relatively stable in 2004.

Intersegment expenses decreased by 7.6% in 2002 compared to 2001 due primarily to (i) a decrease in postal charges, as Fixnet insourced this service in 2002, whereas in prior years Swisscom IT Services provided this service; (ii) a reduction in management fees payable to group headquarters; and (iii) the fact that starting in 2002, Fixnet pays insurance fees directly to an insurance company rather than to group headquarters, with such insurance fees therefore recorded as third party rather than intersegment expense. The decrease was partially offset by a change in billing methodology in 2002, as cleaning services that have been invoiced directly by the third party service provider in the past are now billed through SIMAG, and a slight increase in network fees to Mobile reflecting an increase in traffic from other networks to the mobile network.

Segment margin

Segment margin before amortization of goodwill increased from 13.2% in 2002 to 17.1% in 2003, despite a 5.5 % decrease in revenue due to (i) cost reduction measures that were introduced in 2003, in particular in repairs and maintenance, information technology and advertising; (ii) a reduction in personnel expenses as a result of the headcount reduction in 2002; and (ii) the sale and closure of Swisscom’s international points of presence in the fourth quarter of 2002, which was a very low margin business. Fixnet expects its margin to slightly increase in 2004 due primarily to a reduction in depreciation expenses reflecting an increase in fully depreciated assets.

Segment margin before amortization of goodwill remained relatively stable in 2002 compared to 2001 at 13.2%. The increase in termination benefits; a shift from retail traffic with higher margins to wholesale traffic with lower margins; and price reductions for long distance phone calls were partially offset by a reduction in management fees and depreciation expense.

Mobile

Revenue from Mobile consists principally of mobile telephony revenue, monthly subscription fees, domestic and international traffic charges for calls made in Switzerland or abroad by Swisscom’s customers and roaming fees paid by foreign operators whose customers use their GSM mobile telephones over Swisscom’s networks. It also consists of fees for using value-added services numbers, data traffic via GPRS and sending SMS and MMS messages as well as the sale of mobile handsets through channels other than Swisscom shops. See “Item 4: Information on the Company — Mobile — Principal Products”.

The following table sets forth the segment results for Mobile and the percentage changes therein for the periods presented:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Net revenue from external customers	3,220	3,373	3,434	4.8	1.8
Intersegment net revenue	763	739	706	(3.1)	(4.5)

Net revenue	3,983	4,112	4,140	3.2	0.7
Segment expenses	2,398	2,427	2,466	1.2	1.6

Segment operating income	1,585	1,685	1,674	6.3	(0.7)

Segment-margin	39.8%	41.0%	40.4%

Net revenue from external customers

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Base Fees	674	698	685	3.6	(1.9)
Connectivity Voice	2,016	2,077	2,144	3.0	3.2
Connectivity Data and VAS	430	486	454	13.0	(6.6)
Other mobile revenue(1)	100	112	151	12.0	34.8

Total Mobile external revenue	3,220	3,373	3,434	4.8	1.8

(1)	Includes revenue from the sale of handsets sold through sales channels other than Swisscom shops and from SICAP, a prepaid billing platform.

The following table sets forth certain data relating to Mobile’s subscribers and traffic:

	Year Ended			Year Ended
	December 31,			December 31,
	2001	2002	2003	2002/2001	2003/2002
				(% change)
Average number of subscribers (in thousands)(1):
Postpaid	2,044	2,221	2,333	8.7	5.0
Prepaid(2)	1,137	1,266	1,353	11.3	6.9

Average number of subscribers	3,181	3,487	3,686	9.6	5.7

Average monthly minutes of use per user (AMPU)(1)(3)	131	126	121	(3.8)	(4.0)
Average monthly revenue per user (ARPU)(4)	89	85	81	(4.5)	(4.7)
Traffic (in millions of minutes)(1):
Connectivity voice(5)	3,296	3,331	3,335	1.1	0.1
Number of SMS messages (in millions)(1)(6)	1,317	1,650	1,847	25.3	11.9

(1)	Includes service accounts and traffic generated by service accounts.

(2)	Excludes inactive customers. Swisscom no longer includes accounts of any inactive prepaid customer in its subscriber figures. A customer is deemed inactive after a period of twelve months without making a call or sending an SMS message. On a yearly average, inactive customers were 224,166 in 2001, 163,846 in 2002 and 196,172 in 2003.

(3)	Includes traffic from all outgoing calls made by Mobile subscribers, excluding inactive customers, plus traffic from all incoming calls made to Mobile subscribers from all other networks.

(4)	Includes revenue from all outgoing calls made by Mobile’s subscribers, excluding inactive customers, including roaming and data and value added services, plus revenue from all incoming calls made to Mobile subscribers from all other networks. Swisscom believes that ARPU provides its management and investors with useful information concerning the financial performance of its product and service offerings and its ability to attract and retain high-value customers.

(5)	Includes minutes from all outgoing calls made by Mobile’s customers.

(6)	Excludes wholesale SMS messages.

Base Fees. Net revenue from base fees consists principally of monthly subscription charges, which includes revenue from the sale of SIM cards.

Base Fees revenue decreased 1.9% in 2003 compared to 2002, primarily due to a continued migration of customers from higher price to lower price tariff subscriptions and higher business customer discounts, partially offset by an increase in the subscriber basis. Mobile expects base fees revenue to continue to decline at a similar rate in 2004.

Base Fees revenue increased 3.6% in 2002 compared to 2001 as a result of an increase in the number of subscribers partially offset by the effect of the migration of customers from higher price to lower price tariff subscriptions.

Connectivity Voice. Net revenue from connectivity voice consists principally of the domestic and international traffic charges for calls made in Switzerland by Mobile’s customers, roaming fees paid by operators whose customers use their GSM mobile telephones over Mobile’s network, revenue from the termination of traffic on Mobile’s network from other Swiss mobile operators and revenue from the sale of Mobile Prepaid Cards through other service providers under their own branding, marketing and pricing. Further, fees from the roaming agreement entered into with Orange whereby Orange subscribers may use the Mobile network in parts of Switzerland were recorded under Connectivity Voice. The roaming agreement with Orange was terminated in July 2003.

Connectivity Voice revenue increased 3.2% in 2003 compared to 2002, primarily due to an increase in revenue received from traffic terminated on Mobile’s network as a result of direct mobile interconnection, which enables other mobile network operators to route traffic directly to Mobile’s network rather than through Fixnet as an intermediary, which in the past resulted in the recognition of intersegment revenue. Revenue from calls made by Mobile’s customers also increased slightly as a result of an increase in Mobile’s subscriber base, partially offset by a decrease in average monthly minutes of use per user (AMPU) and average monthly revenue per user (ARPU), reflecting the weak economic environment and the increasing price competition in the business customers segment. These increases were partially offset by a decrease in revenue from the national roaming agreement with Orange as a result of its termination in July 2003. Mobile expects voice revenue to increase slightly in 2004 due to a further increase in the customer base and a stimulation of usage (AMPU) while prices are expected to remain stable.

Connectivity Voice revenue increased 3.0% in 2002 compared to 2001, primarily due to an increase in traffic by Mobile’s customers as a result of the continued growth in the number of customers, partially offset by a decrease in the average monthly minutes of use per user (AMPU) and average monthly revenue per user (ARPU), as newly acquired subscribers represent lower use customers, and a decrease in revenue from the national roaming agreement with Orange, as a result of Orange continuing to expand its own network.

Connectivity Data and value-added services. Net revenue from data and value-added services consists principally of fees generated from SMS messages, multimedia messaging services (MMS) and information services.

Connectivity data and value-added services revenue decreased 6.6% in 2003 compared to 2002, due primarily to a change in the accounting method for its value-added services numbers. Starting in 2003, revenue from these numbers are reported net of service providers’ costs, which resulted in a decrease in revenue of CHF 48 million in 2003. Prior years have not been restated as the effect is not material. This decrease was partially offset by an increase in revenue from data messaging and in revenue from data content as Mobile’s customers made use of the increased information services offering. Swisscom aims to be active throughout the mobile data business value chain and is therefore opening standardized interfaces to enabling platforms which can be used by third parties to offer services to Swisscom customers like premium priced SMS and point of sale payments through mobile handsets. Mobile expects this area to be its fastest growing business area, driven primarily from a further stimulation and penetration of SMS, an increased usage of the new multimedia messaging service (MMS) launched in June 2002 and from the launch of Vodafone live! in November 2003. The mobile data services enabled by GPRS, PWLAN and, in the future, UMTS is expected to start showing first real revenue contributions in 2004.

Connectivity data and value-added services revenue increased 13.0% in 2002 compared to 2001 due primarily to a 25.3% increase in the number of SMS messages sent, resulting from the still increasing popularity of this service as well as other mobile data services newly introduced in 2002, partially offset by the decrease in the number of wholesale SMS messages due to the introduction of fees for international termination of wholesale SMS based on new interworking agreements.

Other Mobile revenue. Net revenue from other consists principally of the sale of mobile handsets by Mobile’s outlets and the sale of the prepaid billing platform SICAP to other GSM operators.

Other mobile revenue increased 34.8% in 2003 compared to 2002 as a result of an increase in the number of handsets sold to customers directly, reflecting an increase in higher priced handsets with more sophisticated features and a reduction in the amount of subsidies offered. Mobile expects revenue in this area to remain at this level in 2004 due to the high level of sales of higher priced handsets with more sophisticated features.

Other mobile revenue increased 12.0% in 2002 compared to 2001 primarily as a result of an increase in SICAP revenue originating from projects and an increase in the number of handsets sold directly to customers as part of Mobile’s retention program, partially offset by an increase in the amount of subsidies offered to subscribers. Subscriber subsidies depend on the level of usage, with higher usage users receiving higher subsidies.

Intersegment net revenue

Intersegment net revenue comprises principally revenue from Fixnet for incoming calls made to Mobile subscribers from other networks and revenue from the sale of mobile equipment in the Swisscom shops.

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Intersegment net revenue	763	739	706	(3.1)	(4.5)

Intersegment revenue decreased by 4.5% in 2003 compared to 2002 mainly due to a decrease in network fees from Fixnet as a result of a decrease in traffic due to direct mobile interconnection, which enables network operators to route traffic directly to Mobile’s network rather than through Fixnet resulting in an increase in Connectivity Voice revenue and a decrease in intersegment revenue. This effect was partially offset by an increase in revenue from the sale of handsets due to an increase in the number of higher priced handsets with more sophisticated features sold. Mobile expects intersegment revenue to remain relatively stable in 2004. However, tariffs might come under pressure due to regulatory initiatives in the European Union regarding mobile termination and two proceedings in which Swisscom is involved. See “Item 4: Information on the Company — Regulation — Mobile Telecommunications” and “Item 8: Financial Information — Legal Proceedings”.

Intersegment revenue decreased 3.1% in 2002 compared to 2001 mainly due to a decrease in revenue from the sale of handsets as a result of a reduction in the average selling price per handset.

Segment expenses

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Goods and services purchased	683	653	691	(4.4)	5.8
Personnel expenses	225	269	297	19.6	10.4
Other operating expenses	500	520	504	4.0	(3.1)
Depreciation and amortization	291	289	310	(0.7)	7.3
Other operating income	(15)	(18)	(14)	20.0	(22.2)

Total external segment expenses	1,684	1,713	1,788	1.7	4.4
Intersegment expenses	714	714	678	0.0	(5.0)

Total segment expenses	2,398	2,427	2,466	1.2	1.6

External segment expenses

External segment expenses increased by 4.4% in 2003 compared to 2002 due primarily to the following:

•	Goods and services purchased increased by 5.8% due primarily to an increase in the number of handsets sold and increased average purchase prices for mobile handsets supporting new technologies such as MMS and GPRS.

•	Personnel expenses increased by 10.4% as a result of an increase in the number of employees required to manage the growth of the business, an overall salary increase and an increase in the average salary due to the increased skill sets of employees. The increase in the number of employees in 2003 was due to an increased need for employees in the roll-out of the next generation network and in customer care.

•	Other operating expenses decreased by 3.1% as a result of a decrease in IT costs reflecting a decrease in projects and a decrease in commissions and handset subsidies as a result of a reduction in the number of new customers and of Mobile’s strategy to reduce commissions and subsidies. These decreases were partially offset by an increase in costs due to a new arrangement entered into with Vodafone in 2003 regarding access to its products and services, particularly to Vodafone live!, which was launched in the fourth quarter of 2003.

•	Depreciation and amortization increased by 7.3% as a result of a reduction of the useful lives of certain GSM equipment, which will have to be replaced earlier than expected due to the roll-out of UMTS.

Mobile expects external segment expense to remain at this level or slightly decrease in 2004 as a result of efficiency programs currently underway.

External segment expenses increased by 1.7% in 2002 compared to 2001 due primarily to the following:

•	Goods and services purchased decreased by 4.4% primarily as a result of a reduction in handset purchase prices, as Mobile was able to benefit from Vodafone’s global purchasing discounts, partially offset by increased purchase prices for mobile handsets supporting new technologies such as MMS and GPRS released in the second half of 2002.

•	Personnel expenses increased by 19.6% reflecting (i) an increase in the number of employees required to manage the growth of the business; and (ii) an overall salary increase and an increase in the average salary due to the increased skill sets of employees. The increase in the number of employees in 2002 was driven by the increased service levels in customer care, the development of new business areas such as third party business, the mobility portal and mobile solutions for corporate customers as well as through internalization of IT contractors to retain skills in-house.

•	Other operating expenses increased by 4.0% due primarily to an increase in retention related commissions and handset subsidies. In 2002, a substantial increase in customer retention costs was partially offset by a decrease in customer acquisition costs, reflecting an increase in the number of customers who received a subsidy. With the Swiss market reaching high penetration levels in 2001, Mobile introduced a retention program, with the aim of retaining its high value customers. The amount of subsidy offered to the subscriber is dependent on the level of usage and the length of the relationship and is also influenced by the competitors’ strategy.

Intersegment expenses

Intersegment expenses comprise primarily network fees to Fixnet for mobile calls terminated on other networks, commissions payable for the acquisition of new customers or the extension of existing contracts in the Swisscom shops, rent, information technology costs and management fees.

Intersegment expenses decreased 5.0% in 2003 compared to 2002 due primarily to a change in the accounting method for its value-added services numbers. Starting in 2003, revenue from these numbers are reported net of service providers’ costs. The effect of this for 2003 was CHF 48 million. Prior years have not been restated as the effect is not material. Mobile expects intersegment expenses to remain relatively stable in 2004.

Intersegment expenses remained stable in 2002 compared to 2001 as a decrease in international voice termination tariffs was offset by an increase in traffic generated resulting from the growth in the number of mobile customers.

Segment margin

Segment margin remained relatively stable in 2003 compared to 2002, as the increase in revenue was offset by a corresponding increase in segment expenses. Mobile expects segment margin to remain relatively stable in 2004.

Segment margin increased from 39.8% in 2001 to 41.0% in 2002 due primarily to a significant increase of data revenue partially offset by higher personnel expenses and increased expenses for customer retention.

Enterprise Solutions

Revenue from Enterprise Solutions comprises primarily revenue from national and international fixed-line voice telephony services to business customers, revenue from networking, revenue from inhouse and processes and revenue from a variety of other services. See “Item 4: Information on the Company — Enterprise Solutions”.

Effective January 2004, Enterprise Solutions has increased its focus on large business customers with complex communication needs. To this end, approximately 46,000 business customers with primarily standard traffic needs have been transferred to the Fixnet segment. External revenues generated with these customers amounted to approximately CHF 180 million in 2003. This transfer has not been reflected in the results presented below but will be reported in the segment results for 2004, with a restatement of prior year numbers.

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Net revenue from external customers	1,469	1,373	1,261	(6.5)	(8.2)
Intersegment net revenue	150	149	110	(0.7)	(26.2)

Net revenue	1,619	1,522	1,371	(6.0)	(9.9)
Segment expenses	1,471	1,457	1,270	(1.0)	(12.8)

Operating income	148	65	101	(56.1)	55.4

Segment-margin	9.1%	4.3%	7.4%

Net revenue from external customers

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
National and international traffic	583	561	502	(3.8)	(10.5)
Networking	633	568	536	(10.3)	(5.6)
Inhouse and processes	112	110	90	(1.8)	(18.2)
Other revenue	141	134	133	(5.0)	(0.7)

Total Enterprise Solutions external revenue	1,469	1,373	1,261	(6.5)	(8.2)

National and International Traffic

National and international traffic revenue consists of charges to business customers for making national and international calls and comprises the same products as those of the Fixnet segment. See “— Fixnet — Access” and “— Fixnet — Retail Traffic”.

The following table sets forth certain information relating to Enterprise Solution’s national and international fixed-line traffic revenue:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Local and long-distance traffic revenue.	274	230	196	(16.1)	(14.8)
Fixed-to-mobile traffic revenue	198	213	202	7.6	(5.2)

Total national traffic revenue	472	443	398	(6.1)	(10.2)
Outgoing international traffic revenue	111	118	104	6.3	(11.9)

Total traffic revenue	583	561	502	(3.8)	(10.5)

Traffic (in millions of minutes)(1):
Local and long-distance traffic	3,715	3,218	2,719	(13.4)	(15.5)
Fixed-to-mobile traffic	444	457	428	2.9	(6.3)

Total national traffic	4,159	3,675	3,147	(11.6)	(14.4)
Outgoing international traffic(2)	621	586	499	(5.6)	(14.8)

Total traffic	4,780	4,261	3,646	(10.9)	(14.4)

(1)	Includes traffic on courtesy and service lines.

(2)	Based on minutes of outgoing international traffic as determined for customer billing purposes. Does not include traffic originating outside Switzerland.

Local and long-distance traffic revenue decreased by 14.8% in 2003 compared to 2002 due primarily to a decrease in traffic reflecting a loss of market share as a result of increased competition and the introduction of the 10-digit numbering at the end of March 2002. Additional effects were a decrease in tariffs, which was a result of the introduction of a nationwide single tariff zone at the end of April 2002, the migration of traffic from local Internet dial-up numbers to ISP numbers and ADSL and the substitution from increased use of mobile phones. Enterprise Solutions expects a further reduction in local and long-distance traffic due to increased pressure from competitors.

Revenue from fixed-to-mobile traffic decreased by 5.2% in 2003 compared to 2002 due to a decrease in traffic volume as a result of the migration of traffic from Enterprise Solutions to Mobile, as customers increasingly use new technologies that enable them to route traffic directly over the mobile instead of the fixed-line network. Enterprise Solutions expects revenue to further decrease in 2004 as customers continue to use new technologies and tariffs are expected to come under increased pressure due to the regulatory initiatives relating to mobile termination tariffs in the European Union and two legal proceedings in which Swisscom is involved. See “Item 4: Information on the Company — Regulation — Mobile Telecommunications” and “Item 8: Financial Information — Legal Proceedings”.

Outgoing international traffic revenue in 2003 decreased by 11.9% compared to 2002 mainly due to a decrease in traffic as a result of a decrease in market share driven by intense competition. The decrease in traffic was partially offset by an increase in the average rate per minute reflecting a higher proportion of traffic to higher tariff countries. Enterprise Solutions expects revenue from outgoing international traffic to further decrease in 2004 as a result of a decrease in volume and tariffs due to strong competition.

Local and long-distance traffic revenue decreased by 16.1% in 2002 compared to 2001 primarily as a result of a decrease in traffic reflecting a loss of market share due to the introduction of 10-digit numbering at the end of March 2002 and a decrease in tariffs, which was a result of the introduction of a single national tariff zone. See “Item 4: Information on the Company — Fixnet — Retail Traffic — Tariffs”.

Revenue from national fixed-to-mobile traffic increased by 7.6% in 2002 compared to 2001 due to an increase in traffic volume and a reduction in discounts offered.

Outgoing international traffic revenue increased in 2002 by 6.3% compared to 2001, despite a decrease in traffic primarily as a result of a reduction in the discounts offered to customers, partially offset by a reduction in tariffs in more than 50 countries in October 2002.

Networking. Revenue from Networking comprises revenue from national and international leased lines, Intranet services, as well as revenue from national and, through Infonet Switzerland, international private network services and other networking services. See “Item 4: Information on the Company — Enterprise Solutions — Networking”.

The following table sets forth, for the periods indicated, certain information relating to Swisscom’s networking services:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Leased lines revenue	287	231	197	(19.5)	(14.7)
Intranet services revenue	150	164	184	9.3	12.2
Private networks revenue(1)	136	122	107	(10.3)	(12.3)
Other revenue(2)	60	51	48	(15.0)	(5.9)

Total networking revenue	633	568	536	(10.3)	(5.6)

Number of leased lines (period end):
National leased lines(3)	28,559	22,929	20,370	(19.7)	(11.2)
International leased lines	736	608	488	(17.4)	(19.7)

Total leased lines	29,295	23,537	20,858	(19.7)	(11.4)

(1)	Includes revenue from Infonet Switzerland.

(2)	Includes mainly facility services.

(3)	Excluding twisted copper pairs.

Revenue from leased line services decreased by 14.7% in 2003 compared to 2002 as a result of (i) price reductions due to continued competitive pressure, (ii) the migration to IP based services which are recorded under Intranet services and (iii) a reduction in the number of leased lines as a result of network optimization and consolidation in the number of customer’s sites. Enterprise Solutions expect revenue from leased line services to continue to decrease in 2004 due to a further reduction in tariffs.

Revenue from Intranet services increased by 12.2% in 2003 compared to 2002 as a result of the migration from leased lines, frame relay and ATM services to IP based platforms. Enterprise Solutions expects revenue from Intranet services to continue to increase slightly in 2004 as customers continue to migrate from other platforms to IP based platforms.

Revenue from private networks decreased by 12.3% in 2003 compared to 2002 mainly due to the migration to internet protocol (IP) services and a loss in market share. Enterprise Solutions expects revenue from private network services to further decrease in 2004 mainly due to the continuing migration to internet protocol (IP) services.

Revenue from leased line services decreased by 19.5% in 2002 compared to 2001, as a result of price reductions due to continued competitive pressure and a reduction in the number of leased lines, due to the migration from leased lines to IP services. This decrease was partially offset by an increased demand for higher bandwidth with higher tariffs.

Revenue from Intranet services increased by 9.3% in 2002 compared to 2001 due to the launch of new Intranet services, including a low-cost remote access solution.

Revenue from private networks decreased by 10.3% in 2002 compared to 2001 mainly due to price reductions for frame relay and asynchronous transfer mode (ATM) services and increased substitution of frame relay and ATM services by Internet Protocol (IP) service.

Inhouse and Processes. Revenue from inhouse and processes comprises primarily revenue from Business Numbers, which business customers use to provide their customers access to information services, various local area network services and a customer relationship management service. For a description of Business Numbers see “Item 4: Information on the Company — Enterprise Solutions — Inhouse and Processes.”

The following table sets forth, for the periods presented, revenue and traffic information related to Swisscom’s inhouse and processes services:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Business Numbers revenue	78	72	66	(7.7)	(8.3)
Other Inhouse and processes revenue(1)	34	38	24	11.8	(36.8)

Total Inhouse and processes revenue	112	110	90	(1.8)	(18.2)
Business Numbers traffic (in millions of minutes)(2)	918	775	721	(15.6)	(7.0)

(1)	Includes primarily LAN services.

(2)	Does not include calls made by Enterprise Solutions customers to Business Numbers of other providers.

In 2003, revenue from business numbers decreased by 8.3% compared to 2002, primarily as a result of loss of market share due to intense competition, a decrease in the total size of the market, a substitution of speech-enabled services by SMS and Internet Services and the introduction of a single national tariff. Revenue from Business Numbers is expected to continue to decrease in 2004 due to intense competition and further substitution by SMS and Internet Services.

In 2002, revenue from business numbers decreased by 7.7% compared to 2001, primarily as a result of the loss of certain large customers and the introduction of the single national tariff.

Other revenue comprises primarily business Internet services, public data network services and professional and supporting services. For a description of Other see “Item 4: Information on the Company — Enterprise Solutions — Other.”

The following table sets forth, for the periods indicated, certain information with respect to Enterprise Solutions’ other revenue:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Business internet revenue	44	50	54	13.6	8.0
Other revenue(1)	97	84	79	(13.4)	(6.0)

Total other revenue	141	134	133	(5.0)	(0.7)

(1)	Includes public data networks, professional and supporting services.

Business Internet revenue increased by 8.0% in 2003 compared to 2002 and by 13.6% in 2002 compared to 2001, due to an increased number of customers, reflecting continued growth in Internet use, and a shift to more expensive, higher bandwidth products. Enterprise Solutions expects Business Internet revenue to decrease in 2004 due to further availability of low cost internet access services.

Other revenue decreased by 6.0% in 2003 compared to 2002 and by 13.4% in 2002 compared to 2001 due primarily to customers migrating from the low speed X.25 protocol to high-capacity products. Enterprise Solutions expects a further revenue reduction in 2004.

Intersegment revenue. Intersegment revenue comprises primarily revenue from networking services and business numbers.

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Intersegment net revenue	150	149	110	(0.7)	(26.2)

Intersegment revenue decreased by 26.2% in 2003 compared to 2002 due primarily to a substantial reduction in the demand for Enterprise Solutions’ services from other Swisscom companies as a result of group internal optimization. Enterprise Solutions expects these revenues to slightly decrease in 2004 due to ongoing optimization efforts in other Swisscom group companies.

Intersegment revenue remained relatively stable in 2002 compared to 2001.

Segment expenses

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Goods and services purchased	109	93	77	(14.7)	(17.2)
Personnel expenses	221	207	215	(6.3)	3.9
Other operating expenses	61	57	41	(6.6)	(28.1)
Depreciation and amortization	33	32	33	(3.0)	3.1

Total external segment expenses	424	389	366	(8.3)	(5.9)
Intersegment expenses	1,047	1,068	904	2.0	(15.4)

Total segment expenses	1,471	1,457	1,270	(1.0)	(12.8)

External segment expenses

External segment expenses decreased by 5.9% in 2003 compared to 2002 due primarily to the following:

•	Goods and services purchased decreased by 17.2% mainly as a result of the fewer projects realized related to LAN-Services. In contrast, business related to Infonet was relatively stable in 2003.

•	Personnel expenses increased by 3.9% due primarily to an increase in termination benefits from CHF 10 million in 2002 to CHF 41 million in 2003. Excluding termination benefits, personnel expenses decreased by 11.7% reflecting the headcount reductions in 2002 and 2003, partially offset by an overall salary increase and an increase in average salary due to an increase of employees with higher skill sets.

•	Other operating expense decreased by 28.1% due primarily to a decrease in advertising expense and lower expenses for business reengineering projects.

Enterprise Solutions expects external segment expense to decrease in 2004 due primarily to lower termination benefits and lower personnel expenses as a result of headcount reductions in 2003.

External segment expenses decreased by 8.3% in 2002 compared to 2001 due primarily to the following:

•	Goods and services purchased decreased by 14.7% due to the change in the accounting method for some of its Business Numbers. Starting in 2002, revenue from these numbers are reported net of service providers’ costs, this resulted in a decrease of CHF 16 million of goods and services purchased in 2002 compared to 2001.

•	Personnel expenses decreased by 6.3% primarily as a result of a reduction in the number of employees, partially offset by an overall salary increase.

Intersegment expenses

Intersegment expenses comprise primarily network fees payable to Fixnet for telephony and leased lines and amounts payable to other divisions for information technology, rental of real estate and management fees.

Intersegment expenses decreased by 15.4% in 2003 compared to 2002 due to a reduction in network fees charged by Fixnet resulting from a decrease in the volume of telephony traffic and leased lines as well as a decrease in tariffs. Enterprise Solutions expects a further reduction in intersegment expenses in 2004 due to a reduction in volume of traffic.

Intersegment expenses remained relatively stable in 2002 compared to 2001.

Segment margin

Segment margin increased from 4.3% in 2002 to 7.4% in 2003 despite a decrease in revenue of 9.9%, due to significant cost reductions, in particular lower intersegment expenses reflecting lower network fees from Fixnet and as a result of optimization efforts. These effects were partially offset by an increase in termination benefits of CHF 31 million in 2003 compared to 2002. It is expected that the margin will slightly increase in 2004 as a result of cost savings related to the headcount reductions in 2003.

Segment margin decreased from 9.1% in 2001 to 4.3% in 2002 due primarily to a decrease in revenue resulting from the introduction of the 10-digit numbering at the end of March 2002 and the new single tariff and additional costs incurred in 2002 relating to the transformation from a service to a solution provider.

DEBITEL

Swisscom owns 95% of the share capital of debitel Aktiengesellschaft (“debitel”), a German provider of mobile communications and value-added services. debitel is a network independent telecommunications company that provides mobile communications, fixed line and Internet services. The primary operations are in Germany with subsidiaries in the Netherlands, France, Denmark and Slovenia. Effective October 1, 1999, Swisscom acquired for cash 74.2% of the outstanding shares of debitel for CHF 3,394 million, of which CHF 3,360 million was allocated to goodwill. Swisscom acquired an additional 20% in 2001 for CHF 928 million, of which CHF 906 million was allocated to goodwill, and a further 0.8% in 2002. In 2002, Swisscom sold 2% of the outstanding debitel shares to ElectronicPartner (EP) as consideration for exclusive distribution rights of debitel’s products. In connection with the sale of debitel, Swisscom exercised its option to repurchase these 2% from ElectronicPartner in April 2004.

In connection with the discussions concerning the disposal of its shareholding in debitel, Swisscom recorded a further goodwill impairment charge of CHF 280 million in 2003, reflecting the net amount that was expected from the sale.

On April 29, 2004, Swisscom entered into an agreement to sell its 95% stake in debitel AG in a leveraged buy out by funds advised by the private equity firm Permira, for a purchase price of EUR 640 million (equity value).

debitel focuses primarily on selling standardized products and services for private customers as well as small- and medium-sized business customers in the mobile communications market. debitel does not operate its own network but instead purchases the telecommunications services of network operators and uses them to develop its own services which it then sells under debitel’s brand name for its own account, at tariffs debitel generally determines independently of the network operators. debitel offers both contract and prepaid products in the mobile communications market.

The results of debitel presented below show the development of the business for the periods indicated:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Net revenue from external customers	3,808	4,111	4,555	8.0	10.8
Segment expenses	3,672	4,014	4,486	9.3	11.8

Operating income before amortization and impairment of goodwill	136	97	69	(28.7)	(28.9)
Amortization and impairment of goodwill	1,517	979	452	(35.5)	(53.8)

Segment operating loss	(1,381)	(882)	(383)	(36.1)	(56.6)

Segment-margin(1)	3.6%	2.4%	1.5%

(1)	Segment-margin before amortization and impairment of goodwill.

Net revenue from external customers

Revenue from external customers consists principally of mobile telephony revenue, including the sale of SIM cards, monthly subscription charges and charges to customers for making calls, revenue from handset and other merchandise sales and commissions receivable from the network operators for new customers acquired and customers retained.

The following table shows debitel’s revenue in Germany and the rest of Europe for the periods indicated:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Region
Germany	2,738	2,859	3,192	4.4	11.6
International	1,070	1,252	1,363	17.0	8.9

Total	3,808	4,111	4,555	8.0	10.8

In 2003, debitel recorded local-currency revenue growth of 6.5% compared to 2002, which represented an increase of 10.8% in Swiss franc terms.

Germany

The following table sets forth debitel’s revenue and certain data relating to subscribers and traffic in Germany:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Revenue from telephony services(1)	2,219	2,201	2,472	(0.8)	12.3
Revenue from sale of handsets and merchandising	187	404	391	116.0	(3.2)
Revenue from commissions	332	254	329	(23.5)	29.5

Net revenue	2,738	2,859	3,192	4.4	11.6

Average number of subscribers (in thousands):(2)
Contract subscribers:
Mobile postpaid subscribers	2,148	2,334	2,801	8.7	20.0
Other(3)	392	372	355	(5.1)	(4.6)
Mobile prepaid subscribers	4,690	4,749	4,793	1.3	0.9

Total number of subscribers	7,230	7,455	7,949	3.1	6.6

Average monthly minutes of use per mobile postpaid subscriber	72	71	61	(1.4)	(14.1)
Average monthly revenue per mobile postpaid subscriber (in CHF)(4)	61	58	54	(4.9)	(6.9)

(1)	Includes revenue from mobile telephony, fixed-line and Internet services.

(2)	Averages are based on monthly totals.

(3)	Includes subscribers for fixed-line and Internet services.

(4)	Includes revenue from all outgoing calls made by debitel’s subscribers, excluding inactive customers, including roaming and data and value added services. Swisscom believes that ARPU provides its management and investors with useful information concerning the financial performance of its product and service offerings and its ability to attract and retain high-value customers.

Revenue from telephony services increased by 12.3% primarily as a result of an increase in the number of mobile postpaid customers by 20.0% in 2003 compared to 2002, partially offset by a decrease in the average monthly minutes of use per user and in the average monthly revenue per user. The increase in the number of postpaid customers reflects debitel’s growth strategy, which focuses in particular on this segment.

The slight decrease of revenue of 3.2% from the sale of handsets and merchandising reflects primarily a decrease in revenue from the distribution of prepaid cards and starter packs as a result of the insolvency of one of its distributors. After this insolvency, management decided to reduce its exposure in this low margin business and reduced the level of distribution of prepaid cards. This decrease was partially offset by an increase in the sale of handsets reflecting an increase in the number of higher priced handsets with more sophisticated features.

Revenue from commissions increased by 29.5% primarily as a result of the significant increase in the number of mobile postpaid customers and an increase in retention related commissions, which is aimed at retaining its high value customers. The amounts that debitel in turn pays its dealers is recorded under other operating expenses.

Revenue from telephony services remained relatively stable in 2002 compared with 2001 as a result of an increase in the number of subscribers, reflecting an increase in market penetration, offset by a reduction in the average revenue per subscriber. The average number of mobile subscribers increased by 0.2 million in 2002 to an average of 7.1 million in 2002, despite the deactivation of 1.4 million prepaid subscribers. Since 2002, debitel has been deactivating a prepaid subscriber after he has not reloaded his card for 15 months. Average monthly minutes of use per user (AMPU) and average monthly revenue per user (ARPU) decreased by 1.4% and 4.9% respectively, as new subscribers represent lower usage customers.

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

International

The following table sets forth debitel’s international revenue and certain data relating to subscribers:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Netherlands	587	765	817	30.3	6.8
France	285	313	326	9.8	4.2
Denmark	150	147	190	(2.0)	29.3
Slovenia	25	27	30	8.0	11.1
Belgium	23	0	0	n.a.	n.a.

Total	1,070	1,252	1,363	17.0	8.9

Average number of customers (in thousands):(1)
Netherlands	1,278	1,369	1,351	7.1	(1.3)
France(2)	444	498	396	12.2	(20.5)
Denmark	370	375	423	1.4	12.8
Slovenia	69	79	84	14.5	6.3

(1)	Averages are based on monthly totals.

(2)	Includes 307,000, 379,000 and 289,000 customers in 2001, 2002 and 2003, respectively, for whom debitel performed customer management services on behalf of Orange.

Revenue in the Netherlands increased by 6.8% due primarily to an increase in the distribution of prepaid cards to non-debitel customers.

Revenue in France increased by 4.2% as a result of an increase in telephony revenue primarily reflecting an increase in the average revenue per user due to a better customer mix and the acquisition of TelecomOption in February 2003, a retail chain with 22 shops all over France. This increase was partially offset by a decrease in revenue from hardware distribution as debitel France sold its hardware business in October 2003 and the loss of approximately 330,000 customers during 2003, for whom debitel performed customer management services on behalf of Orange.

Revenue in Denmark increased by 29.3% as a result of an increase in the average customer base by 12.8%, a slight increase of the average revenue per mobile postpaid subscriber driven by an increase in traffic due to the introduction of new products and the acquisition and integration of 13 shops of the former “Bluetel” retail chain in June 2003.

Revenue in Slovenia remained stable in 2003 compared to 2002.

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

Revenue from Denmark and Slovenia remained stable in 2002 compared with 2001.

Segment expenses

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Goods and services purchased	2,457	2,886	3,129	17.5	8.4
Personnel expenses	237	264	269	11.4	1.9
Other operating expenses	946	838	1,050	(11.4)	25.3
Depreciation and amortization(1)	51	62	68	21.6	9.7
Other operating income	(19)	(36)	(30)	89.5	(16.7)

Total segment expenses	3,672	4,014	4,486	9.3	11.8

(1)	Excluding amortization of goodwill relating to the purchase of debitel.

Segment expenses increased 11.8% in 2003 compared to 2002 due primarily to the following:

•	An increase in goods and services purchased of 8.4% due to an increase in the amount incurred for airtime purchased as a result of an increase in the amount of traffic, reflecting the increased customer base and an increase in hardware expense due to an increase in the number of handsets sold.

•	An increase in other operating expenses by 25.3% as a result of an increase in customer acquisition costs reflecting the significant increase in the number of postpaid customers in 2003 and in retention costs, which were increased in order to retain high value customers. debitel receives commissions from the operators for the acquisition and retention of subscribers, however the amount received from the operators is less than the amount debitel pays its dealers. In addition, marketing expenses also increased significantly as a result of the overall growth strategy.

Segment expenses increased 9.3% in 2002 compared to 2001 due primarily to the following:

•	An increase in goods and services purchased by 17.5 % due primarily to an increase in mobile equipment purchased for resale reflecting the increase in the number of handsets sold. Expense increased disproportionately to revenue as debitel offered higher handset subsidies in 2002 as part of its customer retention program. The increase in goods and services purchased also reflected an increase in the volume of minutes purchased from the network operators due to the increase in the amount of traffic.

•	Personnel expenses increased by 11.4% reflecting (i) an increase in the average number of employees resulting primarily from the acquisition of Videlec in France in February 2002 and Talkline Netherlands in November 2001; (ii) an annual salary increase; and (iii) an increase in the average salary per employee as more higher skilled employees remained after the downsizing. The average number of employees increased from 3,352 in 2001 to 3,484 in 2002, but the number of employees at the year-end decreased from 3,544 in 2001 to 3,299 in 2002 as a result of downsizing.

•	Other operating expenses decreased by 11.4% due primarily to a decrease in commissions and marketing subsidies paid to dealers resulting from debitel’s cost cutting measures, partially offset by an increase in rental expenses as debitel moved to larger premises in 2002 and as a result of an increase in the number of shops in Germany.

Impairment of goodwill

In connection with the discussions concerning the disposal of its shareholding in debitel, Swisscom recorded a further goodwill impairment charge of CHF 280 million in 2003, reflecting the net amount that was expected from the sale.

As a result of significant changes in the telecommunications sector, including the expected delay in the implementation of the third generation system, UMTS, and a decline in future expected growth in the mobile sector, Swisscom recorded an impairment charge of its goodwill in debitel in 2001 and 2002. These impairment charges represent the difference between the carrying value of this investment and the value in use amount. The value in use amount was determined based on projections of future profitability. The total projected cash flow was discounted by debitel’s weighted average cost of capital of 10.26% in 2001 and 10.75 % in 2002 that was determined using the Capital Asset Pricing Model. This methodology indicated that the value ascribed to Swisscom’s share of debitel was CHF 2,232 million compared to a carrying value of CHF 3,362 million at December 31, 2001 and CHF 1,200 million compared to a carrying value of CHF 1,902 million at December 31, 2002. The difference of CHF 1,130 million and CHF 702 million was recorded as an impairment charge in 2001 and 2002, respectively.

Segment margin

debitel’s margin before impairment and amortization of goodwill decreased from 2.4% in 2002 to 1.5% in 2003 due primarily to an increase in customer acquisition costs reflecting the significant increase in the number of postpaid customers in 2003 and in retention costs, which were increased in order to retain high value customers.

Segment margin before amortization and impairment of goodwill decreased from 3.6% in 2001 to 2.4% in 2002 primarily as a result of higher handset subsidies in 2002 as part of debitel’s customer retention program. In addition, the reduction of commissions received from network operators was greater than the reduction in commissions debitel paid its dealers.

Other

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Net revenue from external customers	742	833	761	12.3	(8.6)
Intersegment net revenue	661	630	543	(4.7)	(13.8)

Net revenue	1,403	1,463	1,304	4.3	(10.9)
Segment expenses	1,496	1,557	1,312	4.1	(15.7)

Operating income before amortization of goodwill	(93)	(94)	(8)	1.1	(91.5)
Amortization of goodwill	—	20	34	n.a.	70.0

Segment operating income	(93)	(114)	(42)	22.6	(63.2)

Segment-margin(1)	(6.6%)	(6.4%)	(0.6%)

(1)	Segment-margin before amortization of goodwill.

Net revenue from external customers

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Swisscom Systems	476	406	345	(14.7)	(15.0)
Swisscom IT Services	25	213	214	n.a.	0.5
Swisscom Broadcast	180	162	149	(10.0)	(8.0)
Billag	47	52	52	10.6	(0.0)
Swisscom Eurospot	—	—	1	n.a.	n.a.
Other(1)	14	—	—	n.a.	n.a.

Total other revenue	742	833	761	12.3	(8.6)

(1)	Other revenue in 2001 comprises revenue from All Wireless and S.p.A. Milano, which were sold in the course of 2001. Other revenue for 2001 and 2002 was restated to reflect the integration of Conextrade AG into Swisscom IT Services AG effective January 1, 2003.

Swisscom Systems. Revenue from Systems consists of revenue from the sale, rental and equipment maintenance to business customers of end-user telecommunications equipment in the field of private branch exchanges (PBXs), network management systems and fixed-line and cordless telephone handsets. Systems revenue also includes revenue from managed services up to complete voice outsourcing.

Systems revenue decreased 15.0% in 2003 compared to 2002 primarily as a result of a reduction in prices of equipment, a reduction in rental contracts and a declining demand reflecting increased competition and the continuing poor economic situation. Systems expects revenues to further decrease in 2004 as a result of the shrinking market.

Systems revenue decreased by 14.7% in 2002 compared to 2001 due to a reduction in prices of equipment and a declining demand for network and telephony equipment caused by the deteriorating economic situation, which resulted in many customers postponing planned investments in telecommunications equipment.

Swisscom IT Services. Swisscom IT Services offers end-to-end business solutions primarily in the financial services and telecommunications industry. In addition to business solutions, Swisscom IT Services focuses on system integration, outsourcing and IT infrastructure services, including desktop services and data center services.

IT Services revenue remained relatively stable in 2003 compared to 2002, as the increase in revenue from third party customers was partially offset by a decrease in revenue from its minority shareholder. Swisscom IT Services expects revenue in 2004 to slightly decrease due to lower prices granted for contracts entered into with longer-terms.

IT Services revenue increased in 2002 compared to 2001 as a result of the acquisition of AGI IT Services AG (“AGI IT”), one of Switzerland’s leading IT service providers for financial services in December 2001. Swisscom merged the business of AGI IT with its IT division to form Swisscom IT Services AG (SCIS).

Swisscom Broadcast. Broadcasting revenue stems from fees for the transmission and broadcasting of analogue and digital signals for television and radio broadcasting. Such services are provided primarily to the Swiss Broadcasting Corporation (the “SRG”).

Broadcasting revenue decreased 8.0% in 2003 compared to 2002 as a result of the reduction of terrestrial coverage from three to one language starting in May 2002 impacting the full year 2003. Swisscom Broadcast expects revenue to remain relatively stable in 2004.

Broadcasting revenue decreased by 10.0% in 2002 compared to 2001 primarily as a result of the reduction of terrestrial coverage from three to one language starting in May 2002.

Billag. In addition to providing broadcasting services to SRG, Swisscom entered into an agreement to collect radio and television licensing fees on behalf of SRG until 2007. Swisscom collects such fees through Billag. In December 2003, Billag AG acquired T-Systems Card Services AG (new: Billag Card Services AG), a loyalty card processor.

Billag revenue remained stable in 2003 compared to 2002. Revenue increased by 10.6% in 2002 compared to 2001 due to the introduction of new services and a bonus received from SRG for meeting its revenue target. Billag expects revenue to double in 2004 as a result of the acquisition of T-Systems Card Services AG in December 2003.

Segment expenses

Segment expenses decreased by 15.7% in 2003 compared to 2002 due primarily to the following:

•	A decrease in termination benefits from CHF 101 million in 2002 to CHF 48 million in 2003

•	A decrease in personnel expenses for Systems reflecting a decrease in the average number of employees resulting from the restructuring accounted for in 2002.

•	A decrease in operating expenses at Systems reflecting the decrease in revenue and the cost cutting measures as well as a decrease in expenses at IT Services reflecting primarily a decrease in intercompany revenue and cost cutting measures.

•	A decrease in depreciation due to a decline in the rental of telecommunications equipment business at Systems and an increase in the number of fully depreciated assets at Systems and IT Services.

•	These decreases were partially offset by an increase in expenses relating to the rollout of a pan-European PWLAN network through Swisscom Eurospot.

Segment expenses increased by 4.1% in 2002 compared to 2001due to the following:

•	An increase in termination benefits from CHF 77 million in 2001 to CHF 101 million in 2002.

•	The first time consolidation of AGI IT in 2002.

•	A decrease in operating expenses at Systems and IT Services due to the decrease in revenue and to cost cutting measures.

Segment margin

Segment margin before amortization of goodwill increased from a negative margin of 6.4% in 2002 to a negative margin of 0.6% in 2003, despite a decrease in revenue, due primarily to a reduction in termination benefits and to cost cutting measures. Swisscom expects the margin, before amortization of goodwill, to increase due to further cost optimization and a decrease in restructuring costs at IT Services.

Segment margin before amortization of goodwill remained relatively stable in 2002 compared to 2001 as the decrease in operating income of Systems, mainly as a result of the termination benefits, was offset by an increase in operating income of IT Services.

Corporate

The Corporate segment encompasses Swisscom’s headquarter functions, group-company shared services, the real-estate company Swisscom Immobilien AG (“SIMAG”) and its social plan programs (the Employment Market Center AMZ and WORK_LINK, see “Item 6: Directors, Senior Management and Employees — Employees — Workforce Reduction and Productivity Improvement”). SIMAG manages Swisscom’s portfolio of real estate properties, some of which it leases to other group companies and, to a limited extent, to third parties. In addition, it provides facility management services, such as energy purchasing, and security and cleaning, for third parties as well as for internal use. For more information on Swisscom’s real estate, see “Item 4: Information on the Company — Property, Plant and Equipment”.

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Net revenue from external customers(1)	90	74	72	(17.8)	(2.7)
Intersegment net revenue	676	630	631	(6.8)	0.2

Net revenue	766	704	703	(8.1)	0.1
Segment expenses	759	571	609	(24.8)	6.7

Operating income before amortization of goodwill	7	133	94	n.a.	(29.3)
Amortization of goodwill	3	—	—	n.a.	n.a.

Segment operating income	4	133	94	n.a.	(29.3)

(1)	Net revenue from external customers includes rental income, facility management services and other revenues.

Net revenue remained relatively stable in 2003 compared to 2002 and decreased by 8.1% in 2002 compared to 2001 mainly reflecting lower management fees from Swisscom’s group companies. Net revenue is expected to remain relatively stable in 2004.

Segment expenses

Segment expenses increased by 6.7% in 2003 compared to 2002 primarily due to the following:

•	An increase in termination benefits from CHF 14 million in 2002 to CHF 42 million in 2003 reflecting primarily the reorganization of SIMAG.

•	A reduction in the amount of termination benefits eliminated from the Corporate segment from CHF 119 million in 2002 to CHF 106 million in 2003. Costs relating to workforce reduction measures are calculated per segment for the employees participating in one of the workforce reduction programs and are recorded as part of that segment’s expense. Not all of the costs relating to termination benefits recorded by the segments meet the criteria for recognition under IFRS. These costs are eliminated in the Corporate segment.

•	An increase in the expense for employees who are employed by WORK_LINK from CHF 32 million in 2002 to CHF 53 million in 2003 reflecting an increase in the number of employees that were transferred into WORK_LINK in 2003. For details of WORK_LINK see “Item 6: Directors, Senior Management and Employees — Employees — Workforce Reduction and Productivity Improvement”.

•	These increases were partially offset by a reduction in personnel expenses reflecting a reduction in headcount and a reduction in other operating expenses due to cost reduction measures that were introduced in 2003.

Segment expenses are expected to increase in 2004 mainly as a result of a further decrease in the amount of termination benefits that will be eliminated from the Corporate segment due to lower termination benefits recognized in the other segments as well as an increase in expenses related to the Employment Market Center and WORK_LINK.

Segment expenses decreased by 24.8% in 2002 compared to 2001 primarily due to the following:

•	Termination benefits, which are eliminated from the Corporate segment as described above, increased from CHF 0 million in 2001 to CHF 119 million in 2002, as termination benefits that do not meet the criteria for recognition under IFRS were not recorded in the segments in 2001.

•	In 2002, other income, which is included in segment expenses, includes CHF 70 million resulting from the elimination of a liability, which was established in 1997. This liability is no longer legally owed, as the rights to payment expired in 2002.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

Swisscom’s primary source of liquidity is cash generated from operations. The following table sets forth certain information regarding Swisscom’s cash flows:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Net cash provided by operating activities	3,389	3,785	4,732	11.7	25.0
Net cash (used in) provided by investing activities	849	1,572	(648)	85.2	n.a.
Net cash used in financing activities	(2,709)	(7,454)	(2,560)	175.2	(65.7)

Cash provided by operating activities

The increase of 25.0% in net cash provided by operating activities in 2003 compared to 2002 is primarily due to the increase in operating income as well as a decrease in income taxes paid and a decrease in contributions paid to the pension fund. In addition, Swisscom received dividends from Cesky Telecom of CHF 121 million in 2003.

The increase of 11.7% in net cash provided by operating activities in 2002 compared to 2001 is primarily due to a decrease in contributions paid to the pension fund as a result of the one time payment in 2001 and a decrease in income tax paid.

Cash (used in) provided by investing activities

Cash flows from investing activities changed from cash provided of CHF 1,572 million in 2002 to cash used of CHF 648 million in 2003 mainly due to the effect of the disposal of current financial assets in 2002 where Swisscom received proceeds of CHF 2.9 billion, which was used to finance the share buy-back. In 2003, Swisscom sold its indirectly held investment in Cesky Telecom for net proceeds of CHF 510 million. Information on Swisscom’s capital expenditure and investments in affiliated companies is shown below.

Cash flows provided by investing activities increased by 85.2% in 2002 compared to 2001 as a result of the disposal of financial assets in 2002 of CHF 2.9 billion and the acquisition of an additional 20% of debitel in 2001. These effects were partially offset by the proceeds from the disposal of 25% of Swisscom Mobile and from the sale of real estate in 2001.

Capital Expenditure. The following table sets forth Swisscom’s capital expenditure by category for the periods presented:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Fixed-line network	470	479	497	1.9	3.8
Mobile network	258	295	381	14.3	29.2
Other intangible assets	163	137	135	(16.0)	(1.5)
Buildings	28	2	6	(92.9)	200.0
Other	315	309	194	(1.9)	(37.2)

Total capital expenditure	1,234	1,222	1,213	(1.0)	(0.7)

Capital expenditure in the fixed network increased by 3.8% in 2003 compared to 2002, but remained relatively stable in 2002 compared to 2001. The major areas of investment in the fixed network relate to (i) the rollout of broadband access, which Swisscom believes will be a growth area in the future, (ii) the optimization of the voice switching platform in order to reduce network complexity and to allow longer usage and (iii) the extension of the access network.

Capital expenditure in the mobile network increased by 29.2% in 2003 compared to 2002 and by 14.3% in 2002 compared to 2001 due to an increase in both the capacity and coverage of the GSM mobile telephony network. The increase in 2003 was also due to an increase in expenditures for the third generation mobile system UMTS as well as WLAN in accordance with Mobile’s strategy for an integrated wireless broadband service offering.

Investments in affiliated companies. The following table sets forth Swisscom’s investments in affiliated companies for the periods presented:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Purchases of investments in affiliated companies	2	37	11	n.a.	(70.3)
Total net carrying value of investments in affiliated companies (end of period)	603	691	53	14.6	(92.3)

The total net carrying value of investments in affiliated companies of CHF 53 million at December 31, 2003 comprised primarily Swisscom’s investment in PubliDirect Holding and AUCS. The decrease is mainly due to the sale of the investment in Cesky Telecom in December 2003. See Note 24 to the consolidated financial statements.

The total net carrying value of investments in affiliated companies of CHF 691 million at December 31, 2002 comprised primarily Swisscom’s investment in Cesky Telecom, PubliDirect Holding and AUCS.

The total net carrying value of investments in affiliated companies of CHF 603 million at December 31, 2001 comprised primarily Swisscom’s investment in Cesky Telecom, UTA Telekom and AUCS.

Cash used in financing activities

Net cash used in financing activities in 2003 resulted primarily from the repayment of debt of CHF 789 million, the par value reduction of CHF 8 per share (totaling CHF 530 million), as well as dividend payments to Swisscom shareholders of 794 million and to minority interests of CHF 393 million.

Net cash used in financing activities in 2002 resulted primarily from the share buy-back of 9.99% of the outstanding shares (totaling CHF 4,264 million), a par value reduction of CHF 8 per share (totaling CHF 529 million) and the repayment of debt of CHF 1,656 million, as well as dividend payments to Swisscom shareholders of CHF 728 million and to minority interests of CHF 304 million.

Net cash used in financing activities in 2001 resulted primarily from the repayment of debt of CHF 1,975 million, a par value reduction of CHF 8 per share (totaling CHF 589 million) and dividend payments to Swisscom shareholders of CHF 809 million, partially offset by proceeds of CHF 746 million from the sale and leaseback transaction related to real estate.

Additional sources of liquidity

Swisscom expects to be able to meet its financing requirements, including the funding of its pension obligations, from cash flows from operations and bank borrowings.

Capital requirements

Investing activities

Capital Expenditure. Swisscom expects capital expenditure to remain relatively stable in 2004 at approximately CHF 1,300 million reflecting primarily planned investment in the mobile and fixed-line networks. Swisscom expects investments in the mobile network to increase in 2004, primarily relating to GPRS and the roll-out of EDGE and UMTS. Swisscom expects investments in the fixed-line network to remain at a similar level compared to 2003 as Swisscom continues the rollout of broadband access, the optimization of the voice switching platform and the extension of the access network.

Financing activities

In March 2003, the Board of Directors voted to modify Swisscom’s return policy. The key element of the new policy is the annual distribution of all freely available funds, or the so-called “Equity Free Cash Flow”. For more information on Swisscom’s return policy, see “Item 8: Financial information — Dividend policy”.

The following table sets forth Swisscom’s equity free cash flow:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2001	2002	2003	2002/2001	2003/2002
				(% change)
Net cash provided by operating activities	3,389	3,785	4,732	11.7	25.0
Capital expenditures	(1,234)	(1,222)	(1,213)	(1.0)	(0.7)
Net (payments) proceeds from investments in financial assets(1)	(969)	(141)	506	(85.4)	n.a.
Proceeds from sale of real estate	1,734	—	—	(100.0)	n.a.
Proceeds from partial sale of Swisscom Mobile AG	4,282	—	—	(100.0)	n.a.
Repayment of Swiss Post loan	(1,250)	(1,000)	(750)	(20.0)	(25.0)
Dividends paid to minority interests	(6)	(304)	(393)	n.a.	29.3
Other cash flow from investing and financing activities, net(2)	56	1	31	(98.2)	n.a.

Equity free cash flow	6,002	1,119	2,913	(81.4)	160.3

(1)	Comprises cash flows from (i) acquisitions and disposals of subsidiaries and affiliated companies; (ii) the purchase and sale of other financial assets; and (iii) loans receivable and other non-current assets granted and repaid.

(2)	Comprises cash flows from (i) proceeds from the sale of fixed assets; (ii) other cash flow from investing activities; and (iii) net purchase of treasury stock and call options.

On the basis of the equity free cash flow generated, Swisscom’s Board of Directors has proposed a dividend of CHF 13 per share (totaling CHF 861 million) to the Annual General Meeting, which took place on April 27, 2004 and at which Swisscom’s shareholders approved the proposal. In the course of 2004, Swisscom intends, in accordance with its return policy, to return to its shareholders the remainder of the equity free cash flow of approximately CHF 2 billion in the form of a share repurchase. See “Item 8: Financial Information — Dividend Policy”.

Contractual Obligations and Commercial Commitments. The following tables show Swisscom’s total contractual obligations and commercial commitments as per December 31, 2003:

Contractual Cash Obligations

	Payments due by period
		Less than			After
CHF in millions	Total	1 year	1 – 3 years	4 – 5 years	5 years
1999 and 2000 cross-border leases(1)	3,565	65	139	345	3,016
Capital lease obligations	2,796	121	307	276	2,092
Operating leases	733	147	197	109	280
Unconditional purchase obligations	222	211	11	—	—

Total contractual cash obligations	7,316	544	654	730	5,388

(1)	Represents total future payment commitments. Under the terms of the agreements, Swisscom incurred debt and placed the majority on deposit. At December 31, 2003, the net present value of the lease obligations is CHF 1,339 million and the amount on deposit is CHF 1,011 million. The net present value of actual cash outflows in the future is therefore only CHF 328 million.

Off-balance sheet arrangements

As described in Note 27 to the consolidated financial statements, in 1999, 2000 and 2002 Swisscom entered into cross-border tax lease arrangements. Swisscom concluded that CHF 3,491 million lacked economic substance and should not be recognized, as the definition of an asset and liability had not been met. Accordingly, both these assets and liabilities have been removed from the financial statements.

Inflation

Swisscom’s results in recent years have not been substantially affected by inflation and changes in prices related thereto.

IFRS compared with U.S. GAAP

Swisscom’s consolidated financial statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP. See Note 42 to the consolidated financial statements for a reconciliation of Swisscom’s net income for the years ended December 31, 2001, 2002 and 2003 and shareholders’ equity as of December 31, 2001, 2002 and 2003 under IFRS to U.S. GAAP. The following table sets forth Swisscom’s net income and shareholders’ equity under IFRS and reconciled to U.S. GAAP for the periods presented:

	Year Ended December 31,
CHF in millions	2001	2002	2003
Net income (loss):
IFRS	4,964	824	1,569
U.S. GAAP	5,702	(863)	2,096
Shareholders’ equity (at period end):
IFRS	12,069	7,299	7,669
U.S. GAAP	12,294	5,587	6,523

The key difference between IFRS and U.S. GAAP in 2002 and 2003 relates to the treatment of goodwill, in particular the amortization and impairment charge relating to debitel. Effective January 1, 2002 Swisscom adopted SFAS 142 “Goodwill and Other Intangible Assets”. Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized, but were tested for impairment upon adoption and will be tested at least annually thereafter. Separable intangible assets with definite lives are still amortized over their useful lives. Upon adoption of SFAS 142, Swisscom recorded an impairment charge of CHF 1,649 million. In 2002, Swisscom recorded an additional impairment charge of CHF 985 million under U.S. GAAP, which reduced the carrying value of the goodwill of debitel to zero. The impairment charge recorded under IFRS in 2002 was CHF 702 million. Goodwill amortization that was recorded under IFRS of CHF 304 million in 2002 and CHF 213 million in 2003 were reversed under U.S. GAAP. In 2003, Swisscom recorded an additional impairment charge of CHF 280 million under IFRS. As the goodwill balance under U.S. GAAP had a value of zero, the impairment booked under IFRS was reversed under U.S. GAAP.

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

New Accounting Pronouncements

There are a number of new accounting standards that have been issued that will effect Swisscom’s preparation of its consolidated financial statements in accordance with IFRS and U.S. GAAP. Swisscom does not expect that the adoption of any of the new accounting pronouncements will have a material impact on its results of operations, financial position or cash flows. A discussion of these new standards and their effect on Swisscom, to the extent known, is discussed in Note 42 of the consolidated financial statements.

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

Swisscom’s Articles of Association provide that the Board of Directors is to consist of seven to nine members. Directors are elected for a term of office of two years with a maximum total term of office of eight years. Under Swisscom’s Articles, the Confederation has the right to appoint two Directors as its representatives, although it has currently designated only one such Director. Currently, Felix Rosenberg is representing the Confederation on the Swisscom Board of Directors. Under the TUG, Swisscom’s employees are entitled to adequate representation on the Board of Directors, and Swisscom’s Articles provide that there must be two representatives of employees on the Board. The employees are entitled to propose to the Board of Directors the candidates for such appointment. Currently, Jacqueline Françoise Demierre and Michel Gobet are representing Swisscom’s employees on the Board.

As authorized by the TUG and the Swiss Code of Obligations, the Board of Directors has delegated overall executive management of Swisscom to the CEO. The CEO is entitled to delegate his powers to other members of the Group Executive Board (Gruppenleitung) comprising senior executive officers of Swisscom. The Board of Directors is also authorized to delegate certain powers to committees or to individual members of the Board, and pursuant thereto, the Board has established the following committees:

•	The Audit Committee, chaired by Mr. Küpfer, meets five to seven times per year. It assists the Board in observing its responsibility for ensuring that Swisscom’s financial systems provide accurate and up-to-date information on its financial position and that Swisscom’s published financial statements represent a true and fair reflection of this position. It also assists the Board in ensuring that appropriate accounting policies, internal financial controls, risk management controls and compliance procedures are in place. The Audit Committee has advisory powers, to the extent permitted by Swiss law, with respect to the appointment, compensation and retention of Swisscom’s auditors. The Audit Committee is also responsible for overseeing Swisscom’s internal and external auditors and for approving any engagement to render audit or permitted non-audit services.

•	The Finance Committee, chaired by Mr. Woelki, advises the Board on investment policies, including decisions regarding acquisitions and divestments, granting of loans and financing. The Finance Committee meets on an average three times per year.

•	The Personnel and Organization Committee, chaired by Mr. Rosenberg, is responsible for the preparation and execution of decisions relating to personnel matters, compensation policies and collective bargaining, including determining the compensation plans of senior management, the granting of loans and guarantees to senior management as well as management staffing plans.

•	The Compensation Committee has rotating membership. It advises the Board on overall compensation policy and meets on an ad hoc basis.

•	The Nomination Committee nominates members of the Group Executive Board. It also has rotating membership and meets on an ad hoc basis.

Swisscom does not have service contracts with its directors that provide for benefits upon termination of employment, beyond their legal entitlement in accordance with applicable employment laws.

The members of the Board of Directors of Swisscom and their ages at December 31, 2003, positions and committee memberships were as follows:

			First	Current
Name	Age	Title	Appointed	Term Ends
Markus Rauh(1)(2)(3)	64	Chairman	1998	April 2005
André Richoz(3)	56	Vice-Chairman	1998	April 2005
Jacqueline Françoise Demierre(1)^	49	Director	1998	April 2005
Michel Gobet(1)^	49	Director	2003	April 2005
Torsten G. Kreindl(3)	40	Director	2003	April 2005
Peter Küpfer(2)	59	Director	1998	April 2005
Felix Rosenberg(1)*	62	Director	1998	April 2007
Richard Roy(2)	48	Director	2003	April 2005
Helmut Woelki(3)	54	Director	1998	April 2005

(1)	Member of the Personnel and Organization Committee

(2)	Member of the Audit Committee

(3)	Member of the Finance Committee

*	Representative of the Confederation

^	Representative of Employees

Dr. Markus Rauh is Chairman of the Board of Directors of Swisscom. He is Chairman of the Board of Directors of Synthes AG Chur and Anova Holding AG and Vice Chairman of the Board of Directors of Leica Geosystems AG and Dietiker AG, and of the Supervisory Board of Leica Camera AG. He is also a member of the Board of Directors of several Swiss companies, including Unaxis Holding AG, The Generics Group AG, Madison Management AG and St. Galler Kantonalbank AG. In addition, since 1999, Dr. Rauh has been working as an independent management consultant. From 1988 until 1999, Dr. Rauh served as President and Chief Executive Officer of the Leica Group. From 1985 to 1988, he was President and Chief Executive Officer of Philips Kommunikationsindustrie AG. Dr. Rauh is a member of several industry associations, including Economiesuisse, and is President of the Board of Trustees of the Institute for Technology Management at the University of St. Gallen. Dr. Rauh graduated with a doctorate in physics from the Swiss Institute of Technology (ETH).

Dr. André Richoz is Vice-Chairman of the Board of Directors of Swisscom. Dr. Richoz is also a member of the Board of Directors ING Bank and Batigroup AG. Since the beginning of 2000, he has been Chief Executive Officer of the Rockland Group based in France. From 1998 to 1999, he was Chief Executive Officer of Sika-Group. From 1989 to 1997, he was Member of the Executive Board of Georg Fischer AG as Head of the Automation Division (Agie Charmilles Group). From 1981 to 1985, he was plant manager of Sulzer in South Africa and from 1985 to 1989, he was President of Sulzer Brothers in Japan. A member of the Swiss Academy of Engineering Sciences, Dr. Richoz obtained a doctorate in physics from the University of Zurich in 1975 and a master’s degree in business administration from INSEAD, Fontainebleau, in 1977.

Jacqueline Françoise Demierre has been a member of the Board of Directors of Swisscom, in her capacity as an employee representative, since January 1, 1998, having previously served in various sales and marketing functions in the national and international telecommunications business of PTT and Swisscom, such as multinational account manager, commercial contract manager and senior sales manager of corporate accounts. Ms. Demierre is a member of the Transfair and CASC Unions as well as of the board commission for the deactivation fund for nuclear power plants (StiF KA) and disposal fund for nuclear power plants (EntsF KKW).

Michel Gobet is currently Secretary of the Communications Union as well as Vice President of the Comité directeur européen des télécommunications of Union Network International. Prior to this, he had been Central Secretary and Deputy General Secretary of the PTT Union for several years. From 1994 to 1999, Mr. Gobet was a member of the worldwide executive committee of the PTT International. Mr. Gobet holds a degree in history.

Dr. Torsten G. Kreindl has been a partner of the US venture capital company Copan Inc. since 1999. Mr. Kreindl has held various positions in the high-tech sector over the past 15 years. From 1996 to 1999, he oversaw the broadband cable business of Deutsche Telekom as senior executive director and was Chief Executive Director of MSG Media Services GmbH. Prior to this, he was a member of the German executive board of Booz Allen & Hamilton, where he advised international companies in the areas of communications, media and technology. Previously, he had worked as area manager at Chemie Holding AG before moving to W.L. Gore & Associates Inc. as business segment leader. Mr. Kreindl holds a doctor degree in industrial engineering.

Peter Küpfer has been an independent management consultant since 1996. He is also Chairman of the Board of Directors of Valora Holding Ltd and Pilatus Flugzeugwerke AG and a member of the Board of Directors of several large Swiss companies, including Bank Julius Baer AG, Karl Steiner Holding AG, Unaxis Holding AG and Holcim AG. From 1989 to 1996, he was a member of the Executive Board of CS Holding in Zurich and has held various other management positions in companies within the CS Holding Group.

Felix Rosenberg is the representative of the Confederation on the Board of Directors of Swisscom. Mr. Rosenberg is Chairman of the Board of Directors of Voigt AG and De Martin AG. He is also a member of the Board of Directors of Huser & Peyer AG, Buswil and President of the Board of Trustees of the Swiss Pro Patria Foundation. He was the CEO of Swiss Telecom PTT from 1989 until the beginning of 1998. From 1974 to 1989, Mr. Rosenberg was a member of the Cantonal Government of the canton of Thurgau. Mr. Rosenberg, who is a member of the Fribourg University Senate, obtained a law degree from the University of Fribourg in 1966.

Richard Roy has been an independent management consultant since 2002 and renders consulting services to a number of companies, including Permira Beteiligungsberatung GmbH. He is Vice Chairman of the Board of Directors of Ixos Software AG and Realtech AG and member of the Board of Directors of Lion Bioscience AG. He has spent five years at Microsoft GmbH, Germany as Chief Executive Officer and as Vice President of the Corporate Strategy Division of Microsoft EMEA. From 1995 to 1997, Richard Roy served as Executive Vice President and Managing Director of Siemens Nixdorf Informationssysteme AG. From 1981 to 1995, he worked for Hewlett Packard (HP) in Germany, serving among other things as President of the Executive Board of various organizations within HP and as member of the Management Board. Mr. Roy holds a degree in engineering.

Helmut Woelki is currently a consultant to large international companies such as Onex Corporation, Toronto and, until November 2003, Lufthansa. He is also a judge in the commercial court (Handelsrichter) in Frankfurt/Main. Until 2001, Mr. Woelki was member of the Supervisory Board of Henkell Söhnlein Sektkellereien and, until November 2000, Chief Executive Officer of the Management Board of LSG Lufthansa Service Holding AG. Prior to this, he was Managing Director at SAS Service Partner. Mr.Woelki obtained a degree in business administration from Johann Wolfgang Goethe University in Frankfurt/Main.

Messrs. Gobet, Kreindl and Roy replaced three former members of the Board of Directors, Franco Ambrosetti, Ernst Hofmann and Gerrit Huy, who did not run for re-election at the last shareholders’ meeting in May 2003.

Group Executive Board

The Board of Directors has delegated overall executive management of Swisscom to the CEO. The CEO is entitled to delegate his powers to other members of the Group Executive Board (Gruppenleitung). Members of the Group Executive Board are appointed by the Board of Directors. The Group Executive Board is headed by the Chief Executive Officer (CEO, Präsident der Gruppenleitung) and includes the Chief Financial Officer (CFO, Finanzchef), the CEOs of the strategic group companies as well as the heads of group functions.

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

The members of Swisscom’s Group Executive Board are appointed for an unlimited term. The following table shows their ages and positions at December 31, 2003:

Name	Age	Position	Appointed
Jens Alder	46	Chief Executive Officer	December 1999
Adrian Bult	44	CEO of Swisscom Fixnet AG	October 2001
Ueli Dietiker	50	Chief Financial Officer, Deputy Chief Executive Officer and Head of Group Human Resources ad interim	April 2002
René Fischer	38	CEO of Swisscom Systems AG	August 2002
Stefan Nünlist	42	Head of Group Communications	July 2001
Hans-Peter Quadri	50	CEO of Enterprise Solutions AG	January 2002
Jürg Rötheli	40	Head of Group Operations & Related Businesses	July 2001
Carsten Schloter	40	CEO of Swisscom Mobile AG	March 2001
Michael Shipton	47	Chief Strategy Officer	July 2001
Urs Stahlberger	57	CEO of Swisscom IT Services AG	January 2002
Peter Wagner	50	CEO of debitel AG	July 2001

Jens Alder was appointed Chief Executive Officer in December 1999. Prior to his appointment as Chief Executive Officer, Mr. Alder served as Executive Vice President at Swisscom Network Services, a position he held since January 1998. From 1996 until immediately prior to joining Swisscom, Mr. Alder was General Manager of the Telecom Unit of Alcatel Switzerland AG. From 1993 until that date, he was Senior Vice President of Network Systems Export of Alcatel STR AG, a predecessor of Alcatel Switzerland AG. Mr. Alder is president of the Schweizerische Gesellschaft für Konjunkturforschung and a member of the management board of the Swiss Information and Communications Technology Association SICTA and the Swiss Employers’ Federation. Mr. Alder holds a master’s degree in business administration from INSEAD, Fontainebleau (1987) and graduated with a degree in electrical engineering from the Swiss Federal Institute of Technology (ETH) in 1982.

Adrian R. Bult was appointed CEO of Swisscom Fixnet AG on October 1, 2001 after serving as Head of the Consumer Communications’ division (now Fixnet). From September 1997 to December 2000, he was Head of Corporate Information & Technology (CIT). From 1984 until immediately prior to joining Swisscom, Mr. Bult was associated with IBM Switzerland, where he was Regional Manager in charge of Swiss, German, Austrian and Central and Eastern European banks (1995 — 1997) and Business and Unit Manager in charge of Swiss banks (1993 — 1994). Mr. Bult holds a master’s degree in business administration from the University of St. Gallen (1983).

Ueli Dietiker was appointed Chief Financial Officer on April 1, 2002 after having served as Head of Strategic Growth and Related Business since joining Swisscom in September 2001. Since July 2003, he has also been serving as Head of Group Human Resources on an interim basis. From January 1999 to June 2001, he was Chief Executive Officer and, from January 1995 to December 1998, Chief Financial Officer of Cablecom Holding AG. Mr. Dietiker is a certified accountant (Diplomierter Wirtschaftsprüfer).

René Fischer was appointed CEO of Swisscom Systems AG in August 2002 after serving as CFO of Swisscom Fixnet AG. From June 1994 until immediately prior to joining Swisscom in December 1998, he served as Chief Financial Officer at SIG Pack Systems AG. From 1989 to 1994, he held various positions at Telekurs AG (1992 — 1994) and at Bank Leu AG (1989 — 1992). Mr. Fischer holds a degree in business administration from the University of Zurich (1994).

Stefan Nünlist was appointed to the Group Executive Board in July 2001. Mr. Nünlist has been Chief Communications Officer of Swisscom since January 2001. Prior to joining Swisscom he held various positions at Atel AG (1999 — 2000), the Federal Department of Economic Affairs (Eidgenössisches Volkswirtschaftsdepartement

EVD) (1997 — 1998) and the Federal Department of Foreign Affairs (Eidgenössisches Departement für auswärtige Angelegenheiten EDA) (1991 — 1996). Mr. Nünlist is a member of the management board of the Swiss Advertisers’ Federation and member of the Swiss Tourism Council. Mr. Nünlist holds a degree in law from the University of Fribourg and is an attorney at law and a notary.

Hans-Peter Quadri was appointed CEO of Swisscom Enterprise Solutions AG in July 2002. As Head of Enterprise Solutions he was initially appointed to the Group Executive Board in January 2002 after serving as Head of Swisscom’s Large Accounts Sales unit and of its Major Accounts Sales unit. Prior to joining Swisscom in 1999, Mr. Quadri held various positions in IBM Switzerland and IBM EMEA, including Regional Manager for networking business in charge of Switzerland, Germany, Austria, Central Europe and Russia. Mr. Quadri is Chairman of the Board of Directors of Infonet Schweiz AG and a member of the Board of Directors of Infonet Services Corporation, El Segundo, CA, USA. Until July 2003, he was also Chairman of the Board of Directors of Unit.net AG (now in liquidation). Mr. Quadri holds a degree in mathematics and information technology from the University of Zurich.

Jürg Rötheli was appointed to the Group Executive Board as Head of Group Operations & Related Businesses on July 1, 2001. Prior to this, he was General Counsel to Swisscom since 1999. From 1993 to 1999, he was partner with the law firm Stampfli, Keller & Partner and from, 1995 to 1999, also General Counsel to Interdiscount Holding AG and Simeco Holding AG. Mr. Rötheli holds a Ph.D. in law from the University of Fribourg (1990) and is an attorney at law and a notary. He also attended the Wharton Advanced Management Program at the University of Pennsylvania in 2001.

Carsten Schloter was appointed CEO of Swisscom Mobile AG in March 2001, after serving as Head of Public Com and Mobile Com since March 1, 2000. Prior to this, Mr. Schloter held various management positions at debitel AG. In 1992, Mr. Schloter founded debitel France, where he was member of management until 1994. He is also Chairman of the “Forum Mobil” Association. Mr. Schloter graduated from the University of Paris, Dauphine, with a degree in business administration in 1986.

Michael Shipton was appointed to the Group Executive Board in July 2001 and has been Chief Strategy Officer of Swisscom AG since January 1, 2001. From January 1997 to December 2000, he was a member of the management board of Swisscom’s Network Services and Wholesale Division. From 1994 until 1997, Mr. Shipton was Member of the management board of the Division Informatik Telecom of Telecom PTT. Prior to this, he has held various positions at British Telecom and Ascom. Mr. Shipton holds a BSc degree in electrical engineering and received a Ph.D. degree in broadband communications (1980) at the University of Bath, United Kingdom.

Urs Stahlberger was appointed CEO of Swisscom IT Services AG in January 2002, after serving as CEO of AGI IT Services AG, which was merged with Swisscom’s IT division in 2001. Prior to this, Mr. Stahlberger held various IT positions at Credit Suisse. He is also a judge in the commercial court (Handelsgericht) in Zurich.

Peter Wagner was appointed to the Group Executive Board in July 2001. Mr. Wagner has been Chief Executive Officer of debitel AG since June 2000. Prior to joining debitel he was Chief Executive Officer of Wavetek Wandel Goltermann Inc. (1998 — 2000) and COO/CEO of Wandel & Goltermann GmbH (1995 — 1998). Mr. Wagner is President of the Association of Providers of Telecommunications and Value Added Services, Germany, member of the Board of Directors of several companies such as DEKRA e.V., Deutsche Messe AG and the German Association for Information Technology, Telecommunications and New Media e.V. Mr. Wagner holds a degree in mathematics and physics from the University of Mainz.

Effective March 1, 2003, Mauro Santona, former Head of Group Information Systems, left Swisscom’s Group Executive Board. His area of responsibility was integrated into Mr. Shipton’s area of responsibility. Effective June, 2003, Esther Häberling, former Head of Group Human Resources, left Swisscom’s Group Executive Board. Her area of responsibility was taken over by Mr. Dietiker on an interim basis. In January 2004, the Board of Directors appointed Günter Pfeiffer as the new Head of Group Human Resources effective July 1, 2004.

COMPENSATION

The aggregate compensation paid by Swisscom to its Board of Directors as a group in respect of 2003 amounted to CHF 1.9 million. Swisscom’s Board of Directors approves its own compensation. The aggregate compensation paid by Swisscom to its Group Executive Board members as a group in respect of 2003 amounted to CHF 9.9 million. Such amount included CHF 4.7 million in bonus compensation and CHF 0.7 million relating to contractual commitments for members either leaving or entering the Group Executive Board. Total compensation includes fees, salary, bonuses, special pension fund contribution and additional benefits. 25% of the Board of Directors’ compensation and the Group Executive Board’s bonus was paid pursuant to Swisscom’s leveraged executive asset plan. Total compensation paid by Swisscom to the CEO and to the Chairman of the Board of Directors in respect of 2003 was CHF 1.5 million and CHF 509,000, respectively. The total amount accrued in pension or similar benefits for members of Swisscom’s Group Executive Board in 2003 was CHF 0.5 million. See Note 39 to the consolidated financial statements.

EMPLOYEES

Overview

With 19,207 employees (full-time equivalent) as of December 31, 2003 (including 3,123 employees associated with debitel), Swisscom is one of the largest employers in Switzerland. The following table sets forth the number of Swisscom’s full-time employees in each segment for the periods indicated.

	As of December 31,
	2001	2002	2003
Fixnet	8,639	8,010	7,657
Mobile	2,121	2,358	2,418
Enterprise Solutions	1,558	1,410	1,117
debitel	3,544	3,299	3,123
Other(1)	4,417	4,374	3,921
Corporate(2)	1,049	1,019	971

Total(3)	21,328	20,470	19,207

(1)	Includes 137 employees from the T-Systems Card Services acquisition by Billag.

(2)	Does not include the participants in the WORK_LINK and AMZ (Arbeitsmarktzentum) programs.

(3)	Excludes apprentices.

In recent years, Swisscom has undertaken steps to streamline its organization and improve its work processes, achieving labor efficiencies which have enabled it to substantially reduce the net number of its employees. See “— Workforce Reduction and Productivity Improvement”.

Status of Employees

Until January 1, 2001, the substantial majority of Swisscom’s employees, other than middle and upper level management, had civil servant status (Beamtenstatus) under Swiss law or were hired under public law contracts. Since then, in accordance with the TUG, all Swisscom employment contracts have been governed by private law. In addition, all Swisscom employees, other than middle and upper level management, temporary employees and trainees, are covered by the collective bargaining agreement (Gesamtarbeitsvertrag) (GAV). The original GAV, signed with the respective trade unions in July 2000, was effective until the end of 2003 and has been extended with minimal amendments until the end of 2005. In the course of 2005, Swisscom expects to have further discussions with the trade unions to negotiate the renewal of the GAV.

Swisscom believes that the GAV offers its employees flexibility and progressive working conditions. Under the terms of the GAV, an incentive based salary system is used, taking into account personal performance, team performance as well as the overall performance of Swisscom. The average work week is 40 hours, with employees entitled to five weeks’ holiday. In addition, flexible working time models, such as “annual working time” (Jahresarbeitszeit), prolonged flexible working hours (Variable Arbeitszeit) and telecommuting are provided under the GAV.

Under the GAV, Swisscom employees are not permitted to go on strike. However, Swisscom employees have a right to be heard on a variety of questions, and, in the case of significant rationalization measures, Swisscom must enter into negotiations with the trade unions in order to agree on a social plan to minimize or avoid negative consequences for the affected employees. Swisscom is required to contribute an amount equal to at least 60% of the annual minimum salary of the affected employees toward the financing of any such plan. The GAV also provides for arbitration in cases of conflict.

Workforce Reduction and Productivity Improvement

In 2003, Swisscom (excluding debitel) eliminated, in line with previous announcements, a total of 1,087 positions resulting in a reduction from 17,171 to 16,084 full-time employees. The year-end figures for 2003 include the small acquisitions in the field of public wireless LAN services with the build up of Swisscom Eurospot (90 full-time employees) and the acquisition of T-Systems Card Services (137 full-time employees). In October 2003, Swisscom announced that it intends to cut additional 655 jobs over the course of 2004. These reductions are designed to improve Swisscom’s competitiveness and are being undertaken in connection with measures to further improve productivity and reduce costs.

Swisscom has achieved its workforce reduction goals to date without unilateral termination of regular employees, using a social plan which features a variety of measures. The main features of the social plan are an outplacement program (Employment Market Center, Arbeitsmarktzentrum, AMZ), an employment program (WORK_LINK AG) and early retirement schemes. Only employees in Switzerland covered by the GAV are entitled to benefit from Swisscom’s social plan.

The outplacement program Employment Market Center provides to employees affected by workforce reduction measures training and assistance in finding employment outside of Swisscom. In 2003, Swisscom’s Employment Market Center began to offer its job placement services also to other companies and organizations and, to this end, its administration was transferred to the newly founded wholly-owned subsidiary PersPec Personal Perspectives AG. At the end of 2003, the outplacement program counted 723 participants (in full-time positions). In connection with this program and the early retirement schemes, Swisscom incurred termination charges of CHF 88 million in 2003. See Note 7 to the consolidated financial statements.

The employment program WORK_LINK AG aims at finding temporary positions for long-serving Swisscom employees above a certain age who could not find new employment through the Employment Market Center. WORK_LINK AG is a joint venture initiated by Swisscom in 2001, together with the personnel service company Manpower AG and the trade unions. At the end of 2003, WORK_LINK counted 360 participants (in full-time positions). Under IFRS, the costs of WORK_LINK do not qualify for the creation of provisions, as the employment relationship with the employees concerned has not been terminated.

At December 31, 2003, the obligation relating to WORK_LINK participants and other social plan measures for which provisions cannot be created under IFRS amounted to CHF 242 million. Net expenses for the Employment Market Center and WORK_LINK amounted to CHF 67 million in 2003. This amount consisted of salaries and wages for WORK_LINK participants, operating expenses to coach the participants and pension costs according to IFRS for participants of Employment Market Center and WORK_LINK less any payments Swisscom received for hiring out employees associated with WORK_LINK on a temporary basis.

Employee Representation and Labor Relations

In conformity with the TUG, which requires that Swisscom’s employees be afforded adequate board representation, Swisscom’s Articles provide for two employee representatives on Swisscom’s Board of Directors.

Swisscom maintains an open, constructive, fair and sustainable relationship with its employees. Under the GAV, Swisscom employees have been represented by an employees’ council since January 2002. This council consists of 13 committees (Betriebskommissionen) and fulfills an important role in the direct representation of employees. Swisscom continues to discuss and negotiate issues of central importance, such as salary increases or amendments to the GAV, with the trade unions. Swisscom places great value on a successful and progressive industrial relations and particularly on a good relationship with its employees and their representatives.

Pensions

Swisscom’s pension plan, known as “comPlan”, covers the risks of old age, death and disability in accordance with Swiss pension legislation. For Swisscom’s consolidated financial statements, calculated based on guidelines established by the International Finance Reporting Standards, the cost and obligations resulting from sponsoring this defined benefit plan are determined on an actuarial basis using the projected unit credit method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. The pension cost in each period is calculated on the basis of a yearly actuarial valuation. The latest actuarial valuation was performed using base data as at December 31, 2003. Due to the unfavorable development of the capital markets, Swisscom has an unrecognized loss of CHF 897 million, which is subject to future recognition as described in Note 2.15 to the consolidated financial statements. The unfavorable development of the capital markets also led to an underfunding of Swisscom’s pension plan in 2002 and 2003. In July 2003, the Board of Trustees of comPlan decided to implement several measures in order to reduce the underfunding, including a reduction in the rate of return on the funds invested by the plan members as well as an increase in employee and employer contributions of 1.2% and 1.8%, respectively, of the insured salaries. For more information on Swisscom’s pension plan, see Note 9 to the consolidated financial statements.

SHARE OWNERSHIP

As of April 30, 2004, the members of Swisscom’s Board of Directors and Executive Board owned a total of approximately 12,900 Swisscom shares and options exercisable for approximately 30,000 Swisscom shares. The members of the Board of Directors and Executive Board beneficially hold individually and in the aggregate less than 1% of Swisscom’s shares.

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

Under the first such plans launched at the time of the IPO, participants received share appreciation rights (SARs), rather than acquiring options, in connection with their purchase of shares. Each SAR entitled its holder to receive at the end of a five year holding period, which expired in October 2003, additional shares with a market value equal to the amount by which Swisscom shares appreciated relative to the base price during the period the SARs were outstanding. Following the expiration of the holding period, participants in this plan received 39,300 additional shares.

Shares received when the SARs reach maturity or upon exercise of options are not subject to any contractual restrictions on resale and may be freely sold, subject to compliance with applicable securities laws.

The following table provides summary information relating to Swisscom’s leveraged executive asset plans.

						Market Value of
		Number of				SARs/ Options as of
	Total Shares	SARs or Options		Base or Strike Price		April 30, 2004(2)
Plans	Purchased(1)	Granted(1)		(CHF)	Settlement Date or Exercise Period	(CHF)
2000
Board of Directors	321	3,210		472.50	10/11/03 — 10/10/05	8.81
2001
Board of Directors	239	2,390		503.60	10/10/04 — 10/9/06	10.09
Group Executive Board	407	4,070		475.80	5/31/04 — 5/30/06	13.82
Middle and upper management	5,269	5,269,000	(3)	368.21	5/1/04 — 4/25/06	61.00	(3)
2002(4)
Group Executive Board	529	5,290		569.10	4/10/05 — 4/9/07	5.28
Middle and upper management	5,656	5,656,000	(3)	467.37	4/26/05 — 4/16/07	29.00	(3)
2003
Board of Directors	492	492,000	(3)	417.90	5/1/06 — 4/25/08	53.00	(3)
Group Executive Board	862	862,000	(3)	417.90	5/1/06 — 4/25/08	53.00	(3)
Middle and upper management	7,166	7,166,000	(3)	417.90	5/1/06 — 4/25/08	53.00	(3)

(1)	Includes only the shares, SARs and options of those members of the Board of Directors and Group Executive Board who were members of the respective boards at the end of 2003. Some of them were previously part of the middle and upper management and have received shares, SARs and options which are still included in the amount of shares, SARs and options relating to the middle and upper management.

(2)	For information purposes only. One option is needed for exercising the right to purchase one share. Options may only be exercised or sold during applicable exercise period. Calculated based on the closing price of the shares or, in the case of listed options, of the options on the SWX Swiss Exchange on April 30, 2004. The closing price of the shares on April 30, 2004 was CHF 402.50 per share. For those options for which there was no closing price on April 30, 2004, calculated based on the average of bid and ask price on that day.

(3)	100 options are needed for exercising the right to purchase one share. Market value is therefore shown for 100 options.

(4)	The Board of Directors did not receive any shares and options in 2002 in order to align the Board of Directors’ plan with the plan of the Group Executive Board.

Other Arrangements to Involve Employees in Swisscom’s Capital

In recognition of their contribution to the company and as an incentive, Swisscom regularly distributes shares to its employees or offers employees the opportunity to purchases shares at a discount to the market price. In 2003, Swisscom invited its employees (other than management) to purchase a maximum of ten shares per employee at an offering price of CHF 300 per share. Approximately 5,000 employees purchased approximately 45,000 shares, which resulted in an expense of CHF 7 million, reflecting the difference between the market value of the shares and the consideration received from the employees.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As of April 30, 2004, Swisscom is aware of the following shareholders that are the beneficial owners of 5% or more of its shares:

		Percentage of
	Number of shares held(2)	outstanding shares
Swiss Confederation	41,531,200	62.7%
The Capital Group Companies, Inc.(1)	3,703,716	5.59%

(1)	Acting on behalf of funds managed by Capital Research and Management Company, and clients managed by the Capital Guardian Trust Company, Capital International Limited, Capital International Inc., and Capital International S.A. The information on the number of shares held by The Capital Group Companies’ shareholding is based on a filing with the Disclosure Office of the SWX Swiss Exchange on February 7, 2002. The percentage stated in the filing was 5.04% and may no longer be current. As a result of the share buy back in March 2002, the percentage was adjusted to 5.59%.

(2)	The share register shows Chase Nominees as the record holder of 4,270,709 shares which it holds as an intermediary on behalf of various investors.

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

Under Swisscom’s Articles of Incorporation (the “Articles”), Swisscom’s Board of Directors is to have a total of between seven and nine members. There are currently nine members of the Board of Directors. The TUG provides that Swisscom employees are entitled to adequate representation on the Board of Directors, and Swisscom’s Articles provide that two members of the Board of Directors are to be employee representatives. Under the Articles, the Confederation has the right, irrespective of its voting power as a shareholder, to appoint up to two members of the Board of Directors as representatives of the Confederation. Pursuant to this right, the Federal Council has appointed one such Director, Mr. Felix Rosenberg. The Articles state that Directors appointed by the Confederation have the same rights and duties as the other Directors. See “Item 6: Directors, Senior Management and Employees — Board of Directors”.

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

In December 2003, the Swiss government issued bonds convertible into Swisscom shares in the aggregate amount of CHF 1.5 billion and with a maturity of four years. If fully exercised, the bond issuance could result in a decline of the Confederation’s stake in Swisscom from currently 62.7% to 58.2%. This would be in line with the announced intention of the Swiss Confederation to reduce its stake in Swisscom to the legal minimum.

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

The Swisscom Board of Directors has to report annually to the Federal Council as to Swisscom’s progress in achieving the Strategic Goals. In March 2003 and March 2004, Swisscom filed a report stating that it is in compliance with the strategic goals set forth for the 2002-2005 period.

The Confederation as Regulator

Swisscom’s telecommunications activities are regulated primarily by the Telecommunications Act and the ordinances promulgated thereunder. Under the Telecommunications Act, OfCom is the agency of the Government with day-to-day responsibility for overseeing the telecommunications sector. OfCom reports to the Department of Environment, Transport, Energy and Communication (Eidgenössisches Departement für Umwelt, Verkehr, Energie und Kommunikation) (“UVEK”), whose head is a member of the Federal Council. In order to ensure that the Confederation’s role as regulator is separate and distinct from its role as shareholder, the Telecommunications Act created ComCom, a new and independent regulatory agency. In the area of telecommunications, ComCom is vested with decision-making authority, particularly as regards matters which are related to the promotion of open and fair competition. Thus, ComCom acts as the exclusive licensing authority under the Telecommunications Act, and has responsibility for interconnection, as well as for approving frequency allocation and numbering plans. OfCom must take directions from ComCom, which cannot be overruled by UVEK or the Federal Council, with respect to all matters falling within the sphere of ComCom’s competence. In addition to ComCom and OfCom with its sector specific competence, the Competition Commission ensures that competition in the telecommunication services area is not restrained. See “Item 4: Information on the Company — Regulation”.

The Confederation as Customer

In the aggregate, the departments and agencies of the Swiss Government comprise Swisscom’s largest customer. In providing services to the Government, Swisscom deals with it in the same manner as with other large customers. The terms of its arrangements with the Confederation are no more favorable to Swisscom than arrangements Swisscom could obtain in arm’s length transactions between third parties. Net revenue to Swisscom in respect of services provided to all departments and agencies of the Swiss Government, including Federal Universities, in the aggregate were approximately CHF 338 million in 2003. The Confederation and certain other regional and municipal governmental authorities seek competitive offers for the provision of telecommunication services from both Swisscom and its competitors.

The Confederation as Creditor

Historically, Swisscom relied upon the Central Treasury of the PTT for its funding needs. On January 1, 1998, rights to all of the outstanding loans to Swisscom were assigned by the Central Treasury of the PTT to the Swiss Post. The TUG provides that the Government is authorized, during a specified transitional period, to grant further loans to Swisscom and during such period prior to Swisscom’s initial public offering in 1998, Swisscom utilized such borrowings. In the course of 2003, Swisscom repaid its outstanding loan to the Swiss Post in the amount of CHF 750 million. See “Item 5: Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

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

Since the opening up of the Swiss market to full competition, Swisscom has also faced a number of legal proceedings relating to the implementation of certain provisions of the Telecommunications Act and the ordinances promulgated thereunder. Swisscom expects that it will continue to be involved in such proceedings, particularly in the area of interconnection. For background information on the regulatory issues raised in such proceedings, see “Item 4: Information on the Company — Regulation”.

Proceedings Relating to Fixed-Fixed Interconnection

In April 2000, diAx (now TDC Switzerland or Sunrise) and MCI WorldCom (now WorldCom) filed two separate petitions with ComCom. diAx petitioned ComCom to examine whether Swisscom’s interconnection prices comply with the requirement that they be calculated on the basis of long-run incremental costs and to require Swisscom to reduce them accordingly if they do not. WorldCom petitioned ComCom to require Swisscom to reduce its prices for terminating, access and transit interconnection services as well as for network joining, testing and implementation services. WorldCom has also requested that ComCom order Swisscom to modify its standard interconnection offer in other respects and that it order injunctive relief taking effect as from January 1, 2000. On August 16, 2000, ComCom issued a temporary injunction, ordering Swisscom to grant WorldCom the same interconnection rates offered in its then current standard offer, with retroactive effect to April 21, 2000, as well as all future reductions Swisscom might grant during the proceeding. In April 2001, the Competition Commission issued an expert opinion relevant for both proceedings, finding that Swisscom is not dominant in the market for transit and enquiry services, but that it does have a dominant position in the market for implementation services. In February 2003, the parties of both proceedings submitted their disputes to arbitration, but were unable to reach a settlement.

In November 2003, ComCom issued decisions in both proceedings, requiring Swisscom to lower interconnection prices with retroactive effect for the years 2000 to 2003 by 25-35%. Swisscom lodged an appeal against this decision with the Federal Court. As a result of these decisions, Swisscom has made an additional provision, which it believes is sufficient to cover any payments it may be required to make in connection with these proceedings. Due to Swisscom’s obligation to provide its services on a non-discriminatory basis, this decision may require Swisscom to lower interconnection prices for other interconnection partners in the future. In December 2003, Swisscom as well as TDC and WorldCom filed an appeal with the Federal Court, which, if decided against Swisscom, could result in a further reduction in interconnection prices. The Federal Court combined the pending proceedings and limited the proceedings to the question whether ComCom’s decisions were issued lawfully, since parts of its decisions were not disclosed to TDC and WorldCom for protection of Swisscom’s business interests.

Proceedings Relating to Unbundling of the Local Loop

In connection with the adoption of the amendments to the Telecommunications Ordinance, on July 29, 2003, TDC Switzerland (Sunrise) filed a petition with ComCom requiring Swisscom to offer unbundled access to its local loop and interconnection to leased lines on a cost-oriented basis and to pre-determined technical and administrative conditions. A petition to issue a temporary injunction, ordering Swisscom to offer bitstream access and interconnection to leased lines on a cost-oriented basis, was denied by ComCom. On September 24, 2003, Swisscom submitted a written statement to ComCom requesting dismissal of all claims. Swisscom believes that the amendments to the Telecommunications Ordinance, which require Swisscom to offer unbundled access to the local loop, as well as interconnection to leased lines, on a cost-oriented basis, were not adopted on proper legal grounds and are therefore not effective. Swisscom has not yet implemented these provisions, pending the adoption of corresponding amendments to the Telecommunications Act or the outcome of the legal proceedings initiated by TDC. On February 19, 2004, ComCom issued a decision requiring Swisscom to offer full unbundled access to its local loop. On March 22, 2004, Swisscom filed an appeal against this decision.

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

Other Legal Proceedings

On September 3, 2002, Swisscom was served with a Consolidated Class Action Complaint on behalf of public investors who purchased securities of Infonet Services Corporation during the period from December 16, 1999 through August 7, 2001. The complaint was filed against Infonet, several of its current and former directors (including a former Swisscom employee), the selling shareholders (including Swisscom) and the underwriters of Infonet’s initial public offering. The complaint alleges that defendants made misrepresentations and omissions regarding AUCS in Infonet’s Form S-1 registration statement and the accompanying prospectus for its initial public offering and in other statements during the class period. The plaintiffs have requested a judgment determining that the lawsuit is a proper class action, awarding compensatory damages and/or rescission, costs of the lawsuit and such other relief as the court may deem just and proper. While the court dismissed the complaint with regard to the selling shareholders, including Swisscom, and the underwriters, the proceeding relating to Infonet and the current and former directors is still pending. These remaining defendants are currently in advanced negotiations with the plaintiffs, which, if agreed and approved by the court, would resolve all claims. However, in case the negotiations fail and the court issues a final decision on this part of the proceeding, the plaintiffs may also appeal against the court’s decision issued with regard to Swisscom.

Other Regulatory Proceedings

Mobile Termination Prices. On October 15, 2002, the Competition Commission initiated proceedings against Swisscom, Orange and TDC Switzerland (Sunrise) in connection with mobile termination prices. Swisscom is of the view that it is not dominant in the market for mobile termination and that its tariffs for mobile termination are not abusive. Swisscom is also of the view that the Competition Commission does not have jurisdiction over the issue of mobile termination pricing in this case, since ComCom is currently considering this issue under the Telecommunications Act, which is the law that is intended to specifically regulate interconnection pricing, in the ongoing Tele2 proceeding (described above). Accordingly, Swisscom Mobile petitioned the Competition Commission on December 4, 2002 to cease the relevant proceeding on the grounds that it lacks jurisdiction over the subject matter of the dispute. On February 17, 2003, the Competition Commission decided that it does have jurisdiction and rejected Swisscom’s petition. Swisscom has appealed this ruling to the Appeals Commission for Competition Matters. On April 7, 2003, the Appeals Commission issued a preliminary order to suspend the Competition Commission’s proceedings pending the Appeals Commission’s decision on the question of jurisdiction. On February 6, 2004, the Appeals Commission decided that the Competition Commission has jurisdiction and, since Swisscom did not appeal this decision, the Competition Commission is expected to continue its investigation.

ADSL Wholesale Prices. Following the tariff reduction for ADSL services provided to retail customers through Bluewin in March 2002, TDC Switzerland (Sunrise) and Profitel filed a petition with the Competition Commission on March 22, 2002, alleging that Swisscom is illegally subsidizing Bluewin and abusing its market dominant position. Under current law, if Swisscom is deemed market dominant in the market for broadband services by the Competition Commission, Swisscom would have to offer its wholesale service, i.e., broadband connectivity service, on a non-discriminatory basis and at fair prices. The Competition Commission reprimanded Swisscom in a similar proceeding in 1997 when the market was not yet liberalized. As market conditions have changed drastically since then and competition for broadband services has been growing in both the wholesale and retail market, Swisscom believes that it is not market dominant in the wholesale and retail market for broadband services and/or its behavior to be anti-competitive. On May 6, 2002, the Competition Commission issued a provisional order requesting Swisscom to offer its competitors the same discounts as it gives to Bluewin and launched an investigation. On December 15, 2003, the Competition Commission issued a decision, in which it determined abusive behavior by Swisscom of its market-dominant position and enjoined Swisscom from giving any discounts exclusively to Bluewin. On February 2, 2003, Swisscom lodged an appeal against this decision. On February 27, 2004, Swisscom requested the Competition Commission to reconsider the provisional order it had issued in May 2002 in order to reach an agreement on fair terms regarding discounts for broadband services. On March 15, 2004, the Competition Commission decided not to reconsider this provisional order and, on March 29, 2004, Swisscom appealed this decision to the Appeals Commission for Competition Matters.

Carrier Preselection Information. On March 25, 2002 OfCom launched a supervisory proceeding against Swisscom to determine whether Swisscom has violated its obligation under the Telecommunications Act and the Telecommunications Ordinance to keep information relating to subscribers’ communications confidential. On November 11, 2002, OfCom issued a decision that Swisscom has violated the law by using data relating to pre-selection customers to specifically target these customers and also by offering certain services only to customers who have not pre-selected another carrier. As a result of this decision, Swisscom Fixnet is prohibited from using data relating to pre-selection customers for marketing or other related purposes and was required to pay a CHF 2 million fine. Swisscom lodged an appeal against this decision at the Appeals Commission of UVEK. On August 20, 2003, the Appeals Commission issued a decision in which it partly agreed with Swisscom and reduced the fine to CHF 1.5 million.

Access Reselling. On June 24, 2003, TDC Switzerland (Sunrise) filed a petition with the Competition Commission, alleging Swisscom of abusive behavior in connection with Swisscom’s product “Talk&Surf”, under which it offered its customers a service package including PSTN/ISDN telephone connection, broadband Internet access and other services. Swisscom’s competitors are currently not able to offer its customers similar packages due to the fact that Swisscom does not offer access reselling. The Competition Commission opened a formal investigation against Swisscom on February 12, 2004 to examine whether Swisscom abuses its dominant position in the access market by not offering wholesale access reselling to its competitors.

Business Customer Tariffs. On February 16, 2004, the Competition Commission opened an investigation to determine whether Swisscom has engaged in any abusive, anti-competitive behavior by offering its business customers lower rates than it charged its competitors on a wholesale basis.

Directories Services Pricing and Conditions. On November 3, 2003, the Competition Commission launched an in-depth investigation against Swisscom Directories to determine whether Swisscom Directories is abusing its market-dominant position by offering its directories database to third parties at prices and conditions that prevent third parties to effectively use these data.

Installation of Broadband Equipment. There is currently pending a preliminary investigation by the Competition Commission the purpose of which is to determine whether Swisscom Fixnet allowed Enterprise Solutions to install a technology for its exclusive use, which would enable Enterprise Solutions to offer its customers products with wider bandwidths, higher service levels and better end-to-end customer management than would be possible for Swisscom’s competitors. On June 30, 2003, Swisscom requested in a written response to the Competition Commission to suspend the proceedings on the grounds that Swisscom is not market dominant in the retail market for broadband services and/or its behavior is not anti-competitive.

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

In March 2003, the Board of Directors voted to modify Swisscom’s return policy. In prior years, it was Swisscom’s policy to distribute approximately half of its net income (after adjusting for exceptional items) as dividend payments to its shareholders. The key element of the new policy is the annual distribution of all freely available funds, or the so-called “Equity Free Cash Flow”. Equity Free Cash Flow consists of net cash from operating activities less capital expenditure (on fixed and intangible assets and acquisitions), less dividend payments to minority shareholders and debt repayments. Swisscom expects that distributions will take the form of a dividend, supplemented by a possible share buy-back. A share buy-back need not take place concurrently with the dividend distribution. However, there can be no assurance that any dividend will actually be paid or that available funds will otherwise by returned to shareholders, whether by share buy-back or other means in any given year.

Applying the new policy, Swisscom’s Board of Directors has proposed a dividend of CHF 12 per share in respect of fiscal year 2002 and a CHF 8 per share par value reduction, both of which were approved at the Annual General Meeting on May 6, 2003. At the Annual General Meeting on April 27, 2004, Swisscom’s shareholders approved the Board of Directors’ proposal of a dividend of CHF 13 per share in respect of fiscal year 2003. For information on dividends paid to holders of shares and ADSs in the last five years, see “Item 3: Key Information — Selected Financial Data — Dividend Information”. In the course of 2004, Swisscom intends, in accordance with its return policy, to return to its shareholders approximately CHF 2 billion in the form of a share repurchase.

Owners of ADSs will be entitled to receive dividends, if any, payable in respect of the underlying shares. Cash dividends will be paid to the Depositary in Swiss francs. The Deposit Agreement provides that the Depositary will convert cash dividends received by the Depositary to U.S. dollars and, after deduction or upon payment of the fees and expenses of the Depositary relating to such conversion, make payment to the holders of ADSs in U.S. dollars. Fluctuations in the exchange rate between the Swiss francs and the U.S. dollar will affect the U.S. dollar amounts received by holders of ADSs on the conversion by the Depositary into U.S. dollars of such cash dividends. See “Item 3: Key Information — Exchange Rate Information”.

Dividends paid to holders of shares and ADSs will be subject to Swiss withholding tax. See “Item 10: Additional Information — Taxation”.

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

Trading on the virt-x

Since July 2001, all trading in members of the SMI has been taking place on virt-x, although these stocks remain listed on the SWX Swiss Exchange. virt-x is the first platform on which all European blue chips can be traded electronically and which offers integrated clearing and settlement. virt-x is a joint venture between the SWX Swiss Exchange and the TP Group LDC. As an exchange domiciled in London, virt-x has the status of a “Recognized Investment Exchange” for the purposes of the U.K. Financial Services and Markets Act 2000 and operates under the supervision of the U.K. Financial Services Authority (FSA).

Trading on the New York Stock Exchange

As of December 31, 2003, 9,441,730 ADRs were outstanding, evidencing ADSs representing 944,173 shares or approximately 1.4% of the Company’s outstanding Share capital, and there were 34 registered holders of such ADRs.

PRICE HISTORY

The following tables show, for the fiscal periods indicated, the paid high and low market quotations for the ordinary shares on the SWX Swiss Exchange or virt-x, and the highest and lowest sales prices of the ADSs on the New York Stock Exchange, all derived from Bloomberg. Following the share buy back in March 2002, the SWX Stock Exchange retroactively adjusted Swisscom’s share price, reducing all prices back to the date of the IPO by 1.776%. The following tables do not reflect this adjustment and, as a result, the data presented here may not be consistent with data provided by certain stock price information services.

	CHF per
	Ordinary Share		USD per ADS
Year Ended December 31,	High	Low	High	Low
1999	656.00	445.00	46.125	29.375
2000	754.00	361.00	44.000	20.313
2001	492.50	358.50	30.750	20.550
2002	519.00	360.00	31.310	24.380
2003	438.50	367.00	32.950	26.650

Year Ended December 31,	High	Low	High	Low
2001
First Quarter	472.00	358.50	28.750	20.550
Second Quarter	457.00	370.00	26.500	21.800
Third Quarter	492.50	414.00	30.750	23.960
Fourth Quarter	476.00	419.50	29.100	25.250
2002
First Quarter	519.00	457.50	30.400	27.750
Second Quarter	508.00	416.00	30.750	26.920
Third Quarter	457.00	360.00	30.950	24.380
Fourth Quarter	457.50	400.00	31.310	27.300
2003
First Quarter	435.00	385.50	31.850	28.050
Second Quarter	438.50	381.50	32.230	28.230
Third Quarter	402.50	367.00	29.540	26.650
Fourth Quarter	411.00	378.50	32.950	27.850
2004
First Quarter	430.00	403.00	34.680	31.910

Month ended	High	Low	High	Low
November 30, 2003	395.00	378.50	30.090	27.850
December 31, 2003	411.00	387.50	32.950	29.910
January 31, 2004	430.00	403.00	34.340	32.250
February 29, 2004	428.00	416.00	34.680	33.100
March 31, 2004	429.00	407.50	33.950	31.910
April 30, 2004	425.00	398.50	33.210	30.750

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

Shareholders’ Meeting

Under Swiss law, an annual ordinary shareholders’ meeting must be held within six months after the end of Swisscom’s fiscal year (December 31). Shareholders’ meetings may be convened by the Board of Directors or, if necessary, by the statutory auditors. The Board of Directors is further required to convene an extraordinary shareholders’ meeting if so resolved by a shareholders’ meeting or if so requested by shareholders holding in aggregate at least 10% of the nominal share capital of Swisscom. Shareholders holding shares with a nominal value of at least CHF 1,000,000 have the right to request that a specific proposal be put on the agenda and voted upon at the next shareholders’ meeting. At the Annual General Meeting on May 6, 2003, the Articles were amended to allow such request to be made by a holder of shares with a nominal value of CHF 40,000 or more in order to reflect the nominal value reduction. This amendment became effective in July 2003.

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

Under Swiss law, a resolution passed at a shareholders’ meeting with a supermajority of at least two thirds of the shares represented at such meeting and an absolute majority of the represented par value is required for: (1) changes to Swisscom’s business purpose; (2) the creation of shares with privileged voting rights; (3) changes to restrictions on the transferability of registered shares (see “— Transfer of Shares”); (4) an authorized or conditional increase in Swisscom’s share capital; (5) an increase in Swisscom’s share capital by way of capitalization of reserves (Kapitalerhöhung aus Eigenkapital), against contribution in kind, for the acquisition of assets, or involving the granting of special privileges; (6) the restriction or elimination of preemptive rights of shareholders; (7) a relocation of the place of incorporation; and (8) the dissolution of Swisscom other than by liquidation (for example, by way of a merger). In addition, the Articles provide the same supermajority voting requirement for the introduction of restrictions on voting rights, the conversion of registered shares into bearer shares or vice versa and the introduction or abolition of any provision in the Articles providing for such a supermajority vote.

At shareholders’ meetings, shareholders can be represented by proxy, but only by another shareholder, a proxy appointed by Swisscom, an independent representative nominated by Swisscom, or a depository institution. The Chairman of the Board of Directors determines the voting procedure and may adopt an electronic voting procedure. In case there is no electronic voting procedure in place, shareholders with at least 10% of the share capital or holding shares with a nominal value of at least CHF 1 million may request a written ballot. At the Annual General Meeting on May 6, 2003, the Articles were amended to require only a holding of shares with a nominal value of CHF 40,000 or more in order to reflect the nominal value reduction. This amendment became effective in July 2003.

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

Under Swiss law, dividends may only be paid out of retained earnings (Bilanzgewinn) and the reserves created for such purpose, and only after approval by the shareholders’ meeting. The Board of Directors may propose that a dividend be paid out, but cannot itself set the dividend. The auditors must confirm that the dividend proposal of the Board conforms with statutory law. In practice, the shareholders’ meeting usually approves the dividend proposal of the Board of Directors. The Board of Directors of Swisscom intends to propose a dividend to the shareholders’ meeting once a year. See “Item 8: Financial Information — Dividend Policy”.

Dividends are usually due and payable immediately after the shareholders’ resolution relating to the allocation of profits has been passed. Under Swiss law, the statute of limitations in respect of dividend payments is five years. For information about deduction of withholding taxes, see “ — Taxation”.

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

In the course of 2004, Swisscom intends, in accordance with its return policy, to return to its shareholders approximately CHF 2 billion in form of a share repurchase. See “Item 8: Financial Information — Dividend Policy”.

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

Summary of Significant Differences Between Swiss Corporate Governance Practices and the NYSE’s Corporate Governance Standards

Legal Framework

The principal sources of corporate governance standards in Switzerland are the “SWX-Directive governing information on corporate governance” (the “Corporate Governance Directive”) and the “Swiss Code of Best Practice of Corporate Governance” (the “Swiss Code”).

The Corporate Governance Directive became effective on July 1, 2002 and is legally binding for any company listed on the Swiss Exchange (SWX) with a registered office in Switzerland. The Corporate Governance Directive requires issuers to disclose specific information on the management and control mechanisms at the highest corporate level of the issuer. The only information that an issuer is required to disclose relates to compensation, shareholdings and loans to the board of directors and executive management. For all other required information, a comply-or-explain principle applies, meaning that, if the issuer decides not to disclose certain information, it must disclose non-compliance and give specific reasons for each instance of non-disclosure. Such voluntary disclosure covers, among other things, a company’s group structure and shareholders (significant shareholders, cross-shareholdings); its capital structure (authorized and conditional capital in particular, changes in capital, shares and participation certificates, profit sharing certificates, limitations on transferability and nominee registrations, convertible bonds and warrants/options); changes of control and defense measures (duty to make an offer, clauses on changes of control); and auditors (duration of the mandate and term of office of the lead auditor, auditing fees, additional fees, supervisory and control instruments pertaining to the audit).

The Swiss Code was published in July 2002 by economiesuisse, the largest umbrella organization of Swiss businesses, and applies to Swiss public limited companies. Although the provisions contained in the Swiss Code are only recommendations and compliance is therefore voluntary, most Swiss companies, including Swisscom, follow them. The Swiss Code includes, among other things, recommendations relating to shareholders (powers of the shareholders, rights of shareholders, shareholder’s meeting); board of directors and executive management (function and composition of the board of directors, procedures and chairmanship of the board of directors, dealing with conflicts of interests); committees of the board of directors (audit committee, compensation committee, nomination committee); and internal control systems dealing with risk and compliance.

The full text of the Corporate Governance Directive, including an English translation thereof, is available on the Internet at http://www.swx.com/admission/cg_intro_en.html. The full text of the Swiss Code, including an English translation thereof, is available on the Internet at http://www.economiesuisse.ch.

Overview of the Corporate Governance System in Switzerland

Similar to U.S. companies, which have two governing bodies — a shareholders’ meeting and a board of directors, which typically comprises both executive directors recruited from among the executive management as well as non-executive directors — Swiss companies also have a shareholders’ meeting and a board of directors. In Swisscom’s case, all members of its Board of Directors are non-executive officers. See “Item 6: Directors, Senior Management and Employees — Board of Directors”. The respective roles and responsibilities of each of these governing bodies are primarily defined by Swiss law and, to a lesser extent, by the relevant company’s articles of association.

The shareholders’ meeting of a Swiss company is the supreme corporate body of a stock corporation. Its inalienable powers include the adoption and amendment of the articles of association; the election of board members and auditors, the approval of the annual report and accounts and the dismissal of board members.

The board of directors may take decisions on all matters that by law or the articles of association are not allocated to the shareholder’s meeting. The board manages the business of the company insofar as it has not been delegated to the executive management. However, the board of directors has certain non-transferable and inalienable duties, which include the ultimate management of the company, the systems of financial controls and the preparation of the annual report and accounts. As a general rule, the board of directors delegates daily management to individual members of the executive management. Delegation of management must be authorized in the company’s articles of association and precisely defined in organization regulations to be issued by the board of directors. In Swisscom’s case, the Board of Directors has delegated overall executive management of Swisscom to the CEO. See “Item 6: Directors, Senior Management and Employees”.

Summary of Significant Differences Between Swiss Corporate Governance Practices and the NYSE’s Corporate Governance Standards

The following paragraphs provide a brief, general summary of significant differences between the corporate governance practices followed by Swiss companies, such as Swisscom, and those required by the listing standards of the New York Stock Exchange (the “NYSE”) of U.S. companies that have common stock listed on the NYSE. The NYSE listing standards are available on the NYSE’s website at http://www.nyse.com.

Composition of Board of Directors; Independence; Conflicts of Interest. The NYSE listing standards provide that the board of directors of a U.S. listed company must consist of a majority of independent directors and that certain committees must consist solely of independent directors. A director qualifies as independent only if the board affirmatively determines that the director has no material relationship with the company, either directly or indirectly. In addition, the listing standards enumerate a number of relationships that preclude independence. The listing standards do not specifically deal with the avoidance of conflicts of interest and related party transactions. These matters are typically governed by the laws of the state in which the listed company is incorporated.

Swiss law does not explicitly require that the members of the management or board of directors of a Swiss company be independent. In Swisscom’s case, the function of the Chairman of its Board of Directors is independent from the function of its Chief Executive Officer.

Furthermore, the Swiss Code establishes a number of principles of general applicability that are designed to strengthen the independence of board members, to avoid conflicts of interests and to establish procedures and standards for related party transactions. For example, the Swiss Code recommends that a majority of the members of certain committees be independent. Independent members mean non-executive members of the board of directors who never were or were not within the last three years a member of the executive management and have no, or only minor, business relations with the company.

Committees. The NYSE listing standards require that a U.S. listed company must have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards.

Under Swiss law, no committee is required by law. However, the Corporate Governance Directive recommends that the board of directors set up an audit committee, a compensation committee and a nomination committee. In addition, it recommends that the board of directors appoint committees from amongst its members responsible for carrying out an in-depth analysis of specific business-related or personnel matters for the full board in preparation for passing resolutions or exercising its supervisory function.

The NYSE listing standards contain detailed requirements for the audit committees of U.S. listed companies. Starting on July 31, 2005, some, but not all, of these requirements, will also apply to non-U.S. listed companies, such as Swisscom. For the time being, however, the NYSE listing standards do not require that non-U.S. listed companies, such as Swisscom, have an audit committee.

The Corporate Governance Directive recommends that covered companies form an audit committee that is responsible for, among other things, questions of accounting and risk management, ensuring the independence of the company’s auditor, engaging the auditor for the audit of the company’s financial statements, determining the focus of the audit, and agreeing the audit fees. Although the audit committee related provisions of the Corporate Governance Directive are less detailed than those contained in the NYSE listing standards, the NYSE listing standards and the Corporate Governance Directive share the goal of establishing a system for overseeing the company’s accounting that is independent from management and of ensuring the auditor’s independence. As a result, they address similar topics, and there is some overlap.

One structural difference between the legal status of the audit committee of a U.S. listed company and that of a Swiss company concerns the degree of the committee’s involvement in managing the relationship between the company and its auditor. While the NYSE listing standards require that the audit committee of a U.S. listed company must have direct responsibility for the appointment, compensation, retention, and oversight of the work of the auditor, under Swiss law, the election and dismissing the auditor is the responsibility of the shareholders’ meeting. It may thereby rely on proposals submitted to it by the board of directors and, if an audit committee exists, by the audit committee. After the shareholders’ meeting elects the auditor, the audit committee is, through delegation by the board of directors, responsible for engaging the auditor, setting the terms of the engagement and administering the engagement on a day-to-day basis.

Disclosure. The NYSE listing standards require U.S. listed companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation itself. In addition, the CEO of a U.S. listed company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE’s corporate governance listing standards. The certification must be disclosed in the company’s annual report to shareholders.

Under the Swiss law, as discussed above, the executive management and board of directors are required to declare annually either that they are in compliance with the recommendations set forth in the Corporate Governance Directive or, alternatively, which recommendations they have not followed and give reasons therefor.

Code of Business Conduct and Ethics. The NYSE listing standards require each U.S. listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. There is no similar requirement or recommendation under Swiss law. However, under the SEC’s rules and regulations, all companies required to submit periodic reports to the SEC, including Swisscom, must disclose in their annual reports whether they have adopted a code of ethics for their senior financial officers. In addition, they must file a copy of the code with the SEC, post the text of the code on their website or undertake to provide a copy upon request to any person without charge. There is significant, though not complete, overlap between the code of ethics required by the NYSE listing standards and the code of ethics for senior financial officers required by the SEC’s rules.

EXCHANGE CONTROLS

Other than in connection with government sanctions imposed on Iraq, Yugoslavia, Sierra Leone, Zimbabwe, Liberia, Myanmar and certain persons and entities associated with Osama bin Laden, the Al-Qaida network and the Taliban, there are currently no government laws, decrees or regulations in Switzerland that restrict the export or import of capital, including Swiss foreign exchange controls on the payment of dividends, interests or liquidation proceeds, if any, to non-resident holders of capital stock of Swiss corporations.

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

In general, and taking into account the earlier assumptions, for Swiss tax and United States federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the owners of the shares represented by those ADRs, and exchanges of shares for ADRs, and ADRs for shares, will not be subject to Swiss tax or to United States federal income tax.

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

Capital gains realized on shares held as part of the business property of a Swiss resident (whether an individual or business association) are included in the taxable income of such person. However, corporations may, under certain circumstances, benefit from a partial exemption of the dividend from income taxation (Beteiligungsabzug).

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

Alternatively, a U.S. holder that qualifies for Treaty benefits (a “U.S. resident”) may apply for a refund of the Withholding Tax withheld in excess of the 15% Treaty rate. The claim for refund must be filed with the Swiss Federal Tax Administration, Eigerstrasse 65, 3003 Berne, Switzerland. The form used for obtaining a refund is Swiss Tax Form 82 (82C for companies; 82E for other entities; 82I for individuals), which may be obtained from any Swiss Consulate General in the United States or from the Swiss Federal Tax Administration at the address above. The form must be filled out in triplicate with each copy duly completed and signed before a notary public in the United States. The form must be accompanied by evidence of the deduction of Withholding Tax withheld at the source.

Stamp Duties upon Transfer of Securities (Umsatzabgabe). The sale of shares, whether by Swiss resident or non-resident holders, may be subject to a Swiss securities transfer stamp duty of up to 0.15% calculated on the sale proceeds if it occurs through or with a Swiss bank or other Swiss securities dealer as defined in the Swiss Federal Stamp Tax Act. In addition to the stamp duty, the sale of shares by or through a member of the Swiss Exchange may be subject to a stock exchange levy. See “Item 9: The Offer and Listing — Markets — Trading on the virt-x”.

United States Federal Income Taxation

Taxation of Dividends. Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend paid (before reduction for Swiss withholding taxes) by Swisscom out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) when the dividend is actually or constructively received by the U.S. Holder, in the case of shares, or by the Depositary, in the case of ADSs. U.S. Holders must include any Swiss tax withheld from the dividend payment in this gross amount even if they do not in fact receive it.

Dividends paid to a noncorporate U.S. Holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income are taxable at a maximum tax rate of 15% provided that the shares or ADSs are held for more than 60 days during the 120-day period beginning 60 days before the ex-

dividend date and meet other holding period requirements. On February 19, 2004, the IRS announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends paid by Swisscom with respect to the shares or ADSs generally will be qualified dividend income.

The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the Swiss francs payments made, determined at the spot Swiss francs/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. Holder’s basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Swiss tax withheld in accordance with the Treaty and paid over to Switzerland will be creditable against the U.S. Holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to a U.S. Holder under the laws of Switzerland or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder’s United States federal income tax liability. See “Swiss Taxation — Obtaining a Refund of Swiss Withholding Tax”, above, for the procedures for obtaining a refund of tax.

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

Taxation of Capital Gains. Subject to the PFIC rules discussed below, upon a sale or other disposition of the shares or ADSs, a U.S. Holder will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis (determined in U.S. dollars) in such shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Additional Tax Considerations: PFIC Rules. Swisscom believes that the shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. In general, Swisscom will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held Swisscom’s ADSs or shares, either (1) at least 75% of the gross income of Swisscom for the taxable year is passive income or (2) at least 50% of the value (determined on the basis of a quarterly average) of Swisscom’s assets is attributable to assets that produce or are held for the production of passive income. If Swisscom were to be treated as a PFIC, unless a U.S. Holder makes a mark-to-market election, gain realized on the sale or other disposition of the shares or ADSs would in general not be treated as capital gain, and a U.S. Holder would be treated as if such holder had realized such gain and certain “excess distributions” ratably over the holder’s holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains.

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

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Disclosures about market risk

Swisscom’s derivative financial instruments comprise primarily cross-currency interest rate swaps, interest rate swaps and foreign exchange forwards to hedge interest rate risk and foreign exchange risk with respect to USD relating to the finance lease arrangements entered into in 1996 and 1997 and the cross-border lease arrangements entered into in 2000 and 2002. The maximum length of time hedged is 5 years for the finance lease arrangements entered into in 1996 and 1997 and 25 years for the arrangements entered into in 2000 and 2002. Also included are foreign exchange contracts with respect to Swisscom’s exposure to EUR and USD, which are primarily designated to hedge the future transactions in connection with the purchase of mobile equipment and international call settlements. The purchasing contracts are in EUR and USD. The forecasted transactions are expected to occur in 2004. For further detail of Swisscom’s derivative financial instruments see Note 34 to the consolidated financial statements.

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

CHF in millions
(except percentages)(1)	Expected Maturity Date						As at December 31, 2003
	2004	2005	2006	2007	2008	Thereafter	Total	Fair value
Long term debt:
Fixed rate:
Financial liability from cross-border lease (USD) (1) (2) (3)	1	10	1	114	29	1,184	1,339	1,795
Average interest rate (%)	6.71	6.71	6.71	6.71	6.71	6.71	6.71
Finance lease obligation (real estate) (CHF)(1) (3)	9	10	8	7	8	677	719	1,130
Average interest rate (%)	6.3	6.3	6.3	6.3	6.3	6.3	6.3
Finance lease obligation (cross-border lease) (USD)(1) (3)	45	160	22	39	146	0	412	412
Average interest rate (%)	3.02	3.02	3.02	3.02	3.02	—	3.02
Non-current financial assets:
Fixed rate:
Cross-border lease (USD) (1) (2) (3)	1	1	1	115	8	885	1,011	1,415
Average interest rate (%)	8.20	8.20	8.20	8.20	8.20	8.20	8.20

(1)	All amounts in the table are in CHF and in millions (except percentages); the USD indication refers to the currency of the underlying exposure.

(2)	Under the terms of the agreements, Swisscom incurred debt and placed the majority on deposit. At December 31, 2003, the value of the financial liability from cross-border lease is CHF 1,339 million and the amount on deposit, recorded under non-current financial assets, is CHF 1,011 million. See Note 27 to the consolidated financial statements.

(3)	Under U.S. GAAP, total financial liability from cross-border lease is CHF 4,830 million with an average interest rate of 6.90%, total financial lease obligation is CHF 676 million and total non-current financial assets is CHF 4,502 million with an average interest rate of 7.56%. See Note 42 to the consolidated financial statements.

Foreign exchange risk

Swisscom has entered into various foreign exchange contracts to minimize the possible effect of currency on anticipated transactions. However, there is no assurance that transactions will take place. Swisscom has a net exchange exposure, in particular on international telephone settlements that are expected to be settled within one year and on the purchase of mobile equipment. At December 31, 2003, foreign exchange contracts were outstanding to purchase EUR 273 million (CHF 419 million) and USD 85 million (CHF 108 million). The fair value of these contracts at December 31, 2003 and 2002 was CHF 0 million and minus CHF 11 million, respectively.

Swisscom has entered into foreign exchange contracts as hedges of USD denominated leases. The total cross-border lease obligation at December 31, 2003, amounted to CHF 740 million (CHF 886 million and CHF 788 million at December 31, 2002 and 2001, respectively). It is Swisscom’s policy to hedge all currency related exposure (fair value risks and interest rate risks in foreign currencies) on such liabilities with foreign currency derivative instruments such as swaps and foreign exchange contracts. The terms and conditions of the swaps and foreign exchange contracts match the terms and conditions of the underlying cross-border lease obligations disclosed in Notes 27 and 31 of the consolidated financial statements. Accordingly all foreign exchange gains and losses on the lease obligations are completely offset by foreign exchange gains and losses on the financial instruments. Swisscom does not undertake speculative trading using derivative instruments.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14: MATERIAL MODIFICATIONS

     Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

Swisscom performed an evaluation of the effectiveness of its disclosure controls and procedures effective as of year-end 2003. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in documents filed with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. The evaluation was conducted by Swisscom’s disclosure committee, which consists of appropriate members of Swisscom’s management and is headed by Swisscom’s Chief Financial Officer (Ueli Dietiker), and by Swisscom’s Chief Executive Officer (Jens Alder). In designing and evaluating the disclosure controls and procedures, management and the disclosure committee recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and that management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Moreover, it should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Based on the foregoing, Swisscom’s management, including the CEO and CFO, concluded that Swisscom’s disclosure controls and procedures were effective. There have been no changes in Swisscom’s internal control over financial reporting that occurred during fiscal year 2003 that have materially affected, or are reasonably likely to materially affect, Swisscom’s internal control over financial reporting.

It should be noted that Swisscom also has investments in certain unconsolidated entities. As Swisscom does not control or manage these entities, its disclosure controls and procedures with respect to such entities are necessarily more limited than those it maintains with respect to its consolidated subsidiaries. In addition, companies that are acquired by Swisscom may have internal controls over financial reporting that do not meet the standards Swisscom applies to its internal control over financial reporting and that may need to be adapted accordingly.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Swisscom’s Board of Directors has determined that Peter Küpfer qualifies as a financial expert within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002.

ITEM 16B: CODE OF ETHICS

On November 18, 2003, Swisscom adopted a code of ethics that applies to the CEO and CFO of Swisscom AG, the CEOs and CFOs of its group companies, the members of the Disclosure Committee and other specified senior financial, accounting or controlling officer of Swisscom. The code of ethics is published on Swisscom’s website in the section for Investor Relations — Shareholder Information. (http://www.swisscom.com/GHQ/content/Investor_Relations/Aktionaersinformationen/?lang=en)

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows, in respect of each of the last two fiscal years, information concerning the fees billed for professional services rendered by PricewaterhouseCoopers AG (“PwC”), Swisscom’s principal accountant.

CHF in thousands	Year ended December 31,
	2002		2003
Audit Fees	6,928		7,241
Audit-Related Fees	2,316		3,185
Tax Fees	306		375
All Other Fees	3,706	(1)	556

Total	13,256		11,357

(1)	Includes fees in the amount of CHF 2.5 million billed by PwC Consulting, which was subsequently sold to IBM.

“Audit Fees” consisted of fees billed by PwC for services rendered in connection with the audit of Swisscom’ consolidated annual financial statements, review of interim financial statements, and other services usually provided in connection with statutory and regulatory filings. “Audit-Related Fees” consisted of fees billed by PwC for assurance and related services that traditionally are performed by the independent accountant, such as due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control review, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. “Tax Fees” consisted of fees billed by PwC for tax compliance and tax planning services, and other tax services. “All Other Fees” consisted of fees billed by PwC for special training services regarding new developments in financial accounting and reporting standards and providing support for reporting processes.

Under Swiss law, a company’s independent auditor must be elected and can only be removed by the shareholders at the Annual General Meeting. The Board of Directors has delegated to the Audit Committee responsibility for engaging the auditor, setting the terms of the engagements and administering the engagement on a day-to-day basis. The Audit Committee is also responsible for the design of the supervisory and control instruments employed by the Board of Directors to evaluate the independent auditor’s work.

Based on a tender conducted in early 2004, Swisscom’s Board of Directors proposed to the Annual General Meeting that KPMG Klynveld Peat Marwick Goerdeler SA (“KPMG”) be appointed as new statutory and group auditors. At the Annual General Meeting on April 27, 2004, Swisscom’s shareholders approved this proposal. Effective with the appointment of KPMG as new statutory and group auditors, Swisscom’s Board of Directors decided to appoint PwC as Swisscom’s new internal auditors.

Under its charter, the Audit Committee is responsible for pre-approving all audit and non-audit services to be performed by Swisscom’s independent auditor. The Audit Committee has adopted guidelines for the pre-approval of these services. Under these guidelines, Swisscom’s independent auditor may not perform any audit or permitted non-audit service unless the Audit Committee or a designated member of the Audit Committee has pre-approved the engagement. The guidelines also set forth policies and procedures for the pre-approval of audit and permitted non-audit services. Under these policies and procedures, which are reviewed regularly and updated at least once annually, Swisscom’s independent auditor may be engaged to perform designated services in each of four categories: audit services, audit-related services, tax services and other permitted non-audit services. The policies and procedures provide that the fee for each individual engagement in respect of a particular designated service may not exceed a Swiss franc amount, which varies in accordance with the service. In addition, the policies and procedures limit the total amount of fees that may be charged for services pre-approved in each of the four categories. If the fee for any engagement exceeds that maximum fee pre-approved for the particular service or would cause the aggregate amount of fees pre-approved for services in any category to exceed the maximum amount pre-approved for such category, the engagement must be pre-approved by the Audit Committee or a designated member of the Audit Committee.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Swisscom does not currently avail itself of any exemption from the listing standards for its Audit Committee.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Shares

(d) Maximum Number
				(c) Number of	(or Approximate
				Shares (or Units)	Dollar Value) of
				Purchased as Part	Shares (or Units)
	(a) Total Number of		(b) Average Price	of Publicly	that May Yet Be
	Shares (or Units)		Paid per Share	Announced Plans or	Purchased Under the
Period	Purchased		(or Units) (CHF)	Programs	Plans or Programs
1/1/03 — 1/31/03	5	(1)	420.00	—	—
2/1/03 — 2/28/03	—		—	—	—
3/1/03 — 3/31/03	20	(1)	411.88	—	—
4/1/03 — 4/30/03	53,610	(1)(2)	433.45	—	—
5/1/03 — 5/31/03	5	(1)	402.00	—	—
6/1/03 — 6/30/03	—		—	—	—
7/1/03 — 7/31/03	—		—	—	—
8/1/03 — 8/31/03	—		—	—	—
9/1/03 — 9/30/03	20	(1)	384.00	—	—
10/1/03 — 10/31/03	—		—	—	—
11/1/03 — 11/30/03	—		—	—	—
12/1/03 — 12/31/03	—		—	—	—

Total	53,660		433.42	—	—

(1)	A total of 60 shares have been purchased by Swisscom Finance Ltd. in Jersey (Cayman Island) within a passive asset management mandate in the Swiss Market Index.

(2)	53,600 shares have been purchased for distribution in connection with the various stock option plans for management and employees. See “Item 6: Directors, Senior Management and Employees — Share Ownership.”

PART III

ITEM 17: FINANCIAL STATEMENTS

Not applicable.

ITEM 18: FINANCIAL STATEMENTS

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Report of Group Auditors

To the Board of Directors

Swisscom AG

Ittigen — (Berne)

We have audited the accompanying consolidated balance sheets of Swisscom AG and its subsidiaries as of December 31, 2003, 2002 and 2001 and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity for each of the three years in the period ended December 31, 2003.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Swisscom and its subsidiaries at December 31, 2003, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in accordance with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 42 to the consolidated financial statements.

PricewaterhouseCoopers AG

Peter Wittwer            Julie Fitzgerald

Berne, March 22, 2004

Swisscom Consolidated income statement

		Year ended December 31
CHF in millions, except per share amount	Note	2001	2002	2003
Net revenue	4	14,174	14,526	14,581
Other operating income	5	213	266	256
Total		14,387	14,792	14,837
Goods and services purchased	6	4,513	4,959	4,834
Personnel expenses	7,8,9	2,461	2,593	2,535
Other operating expenses	10	3,004	2,827	2,827
Depreciation	23	1,702	1,578	1,564
Amortization	25	472	427	361
Total operating expenses		12,152	12,384	12,121
Impairment of goodwill	25	(1,130)	(702)	(280)
Gain on sale of real estate	11	568	—	—
Gain on partial sale of Swisscom Mobile AG	12	3,837	—	—
Operating income		5,510	1,706	2,436
Financial expense	13	(771)	(517)	(154)
Financial income	14	416	206	140
Income before income taxes, equity in net income of affiliated companies and minority interests		5,155	1,395	2,422
Income tax benefit (expenses)	16	15	(361)	(500)
Income before equity in net income of affiliated companies and minority interests		5,170	1,034	1,922
Equity in net income of affiliated companies	24	32	95	(7)
Minority interest	32	(238)	(305)	(346)

Net income		4,964	824	1,569

Basic earnings per share	17	67.50	12.18	23.70
Diluted earnings per share	17	67.46	12.17	23.69

The accompanying notes form an integral part of these financial statements.

Swisscom Consolidated balance sheet

		At December 31
CHF in millions	Note	2001	2002	2003
Assets
Current assets
Cash and cash equivalents	18	3,788	1,682	3,237
Current financial assets	19	3,316	285	264
Trade accounts receivable	20	2,525	2,418	2,219
Inventories	21	252	180	134
Other current assets	22	493	450	763
Current tax assets		—	178	18
Total current assets		10,374	5,193	6,635
Non-current assets
Property, plant and equipment	23	8,104	7,536	7,009
Investments in affiliated companies	24	603	691	53
Goodwill and other intangible assets	25	2,562	1,544	1,210
Non-current financial assets	26	1,895	1,584	1,383
Deferred tax assets	16	811	410	250
Total non-current assets		13,975	11,765	9,905

Total assets		24,349	16,958	16,540

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	27	1,757	1,016	576
Trade accounts payable		1,237	1,054	1,045
Current tax liabilities		359	121	138
Accrued liabilities	28	128	246	326
Other current liabilities	29	1,783	1,526	1,383
Total current liabilities		5,264	3,963	3,468
Long-term liabilities
Long-term debt	27	2,413	1,505	1,374
Finance lease obligation	31	1,330	1,192	1,070
Accrued pension cost	9	1,218	1,101	1,113
Accrued liabilities	28	472	499	429
Deferred tax liabilities	16	467	296	383
Other long-term liabilities	30	333	307	283
Total long-term liabilities		6,233	4,900	4,652
Total liabilities		11,497	8,863	8,120
Minority interest	32	783	796	751
Shareholders’ equity
Share capital	33	1,250	596	66
Additional paid-in capital		2,395	572	572
Retained earnings		8,711	6,491	7,296
Treasury stock		(2)	(1)	(1)
Fair value and other reserves	35	(285)	(359)	(264)
Total shareholders’ equity		12,069	7,299	7,669

Total liabilities and shareholders’ equity		24,349	16,958	16,540

The accompanying notes form an integral part of these financial statements.

Swisscom Consolidated cash flow statement

		Year ended December 31
CHF in millions	Note	2001	2002	2003
Cash flows from operating activities
Cash generated from operations	36	4,097	4,342	4,727
Interest paid		(284)	(228)	(183)
Income taxes paid		(678)	(537)	(73)
Interest received		202	171	114
Dividends received		52	9	147
Gain from cross-border tax lease transactions		—	28	—
Net cash provided by operating activities		3,389	3,785	4,732
Cash flows from investing activities
Capital expenditure	23,25	(1,234)	(1,222)	(1,213)
Proceeds from sale of fixed assets		87	30	34
Proceeds from sale of real estate		1,734	—	—
Proceeds from partial sale of Swisscom Mobile AG	12	4,282	—	—
Acquisition of additional shares in debitel		(928)	(10)	—
Acquisition of other subsidiaries, net of cash acquired	15	(52)	(45)	(34)
Proceeds from sale of subsidiaries		10	28	15
Investments in and sale of current financial assets, net	19	(3,059)	2,896	16
Investments in affiliated companies		(2)	(37)	(11)
Proceeds from sale of affiliated companies	24	73	42	510
Sale (purchase) of other financial assets, net		5	(70)	23
Loans receivable (granted) repaid and other non-current assets		(75)	(49)	3
Other cash flow from investing activities, net		8	9	9
Net cash provided by (used in) investing activities		849	1,572	(648)
Cash flows from financing activities
Repayment of short-term debt		(684)	(620)	(2)
Issuance of long-term debt		6	94	16
Repayment of long-term debt		(1,291)	(1,036)	(787)
Proceeds from finance lease obligations		—	8	—
Proceeds from sale and leaseback transactions	11	746	—	—
Net repayments of cross-border tax lease transactions		(39)	(37)	(58)
Purchase of treasury stock and call options		(39)	(38)	(12)
Dividends paid	41	(809)	(728)	(794)
Dividends paid to minority interests	32	(6)	(304)	(393)
Share buy back	33	—	(4,264)	—
Capital reduction	33	(589)	(529)	(530)
Other cash flow from financing activities, net		(4)	—	—
Net cash used in financing activities		(2,709)	(7,454)	(2,560)
Net increase (decrease) in cash and cash equivalents		1,529	(2,097)	1,524
Cash and cash equivalents at beginning of year		2,265	3,788	1,682
Effect of exchange rate changes on cash and cash equivalents		(6)	(9)	31

Cash and cash equivalents at end of year		3,788	1,682	3,237

Significant non-cash transactions:

In 2001, Swisscom entered into an agreement to transfer its IT business to a separate company, Swisscom IT Services AG, and to merge the latter with AGI IT Services AG. Swisscom AG and AGI Holding AG have a shareholding of 71.1% and 28.9% respectively in Swisscom IT Services AG. No cash was transferred. Swisscom recorded a gain of CHF 72 million under financial income in 2001. See Note 15.

The accompanying notes form an integral part of these financial statements.

Swisscom Consolidated statement of shareholders’ equity

CHF in millions	Note	Share capital	Additional paid-in capital	Retained earnings	Treasury stock	Fair value and other reserves1)	Total shareholders’ equity
Balance at January 1, 2001		1,839	2,395	4,556	(1)	(121)	8,668

Translation adjustments		—	—	—	—	(64)	(64)
Transfers to income statement						(2)	(2)
Fair value adjustments	35	—	—	—	—	(98)	(98)

Losses not recognized in income statement		—	—	—	—	(164)	(164)
Net income		—	—	4,964	—	—	4,964
Dividend relating to 2000	41	—	—	(809)	—	—	(809)
Purchase of treasury stock and options	33	—	—	—	(39)	—	(39)
Sale of treasury stock and options	33	—	—	—	38	—	38
Capital reduction	33	(589)	—	—	—	—	(589)
Balance at December 31, 2001		1,250	2,395	8,711	(2)	(285)	12,069

Translation adjustments		—	—	—	—	(18)	(18)
Transfers to income statement						5	5
Fair value adjustments	35	—	—	—	—	(61)	(61)

Losses not recognized in income statement		—	—	—	—	(74)	(74)
Net income		—	—	824	—	—	824
Dividend relating to 2001	41	—	—	(728)	—	—	(728)
Share buy back	33	(125)	(1,823)	(2,316)			(4,264)
Purchase of treasury stock and options	33	—	—	—	(71)	—	(71)
Sale of treasury stock and options	33	—	—	—	72	—	72
Capital reduction	33	(529)	—	—	—	—	(529)
Balance at December 31, 2002		596	572	6,491	(1)	(359)	7,299

Translation adjustments		—	—	—	—	120	120
Transfers to income statement		—	—	—	—	(26)	(26)
Fair value adjustments	35	—	—	—	—	1	1

Gains not recognized in income statement		—	—	—	—	95	95
Net income				1,569	—	—	1,569
Dividend relating to 2002	41			(794)	—	—	(794)
Purchase of treasury stock and options	33			—	(31)	—	(31)
Sale of treasury stock and options	33			—	31	—	31
Exercise of IPO LEAPs and SuperShares				30	—	—	30
Capital reduction	33	(530)	—	—	—	—	(530)

Balance at December 31, 2003		66	572	7,296	(1)	(264)	7,669

1)	See Note 35.

The accompanying notes form an integral part of these financial statements.

Notes to the consolidated financial statements

1.	Description of business and relationship with the Swiss Confederation

1.1	Description of business

Swisscom AG is a stock corporation incorporated in Switzerland, domiciled in Ittigen (Berne) and 62.7% owned by the Swiss Confederation (Confederation). Swisscom AG and its subsidiaries (referred to as Swisscom) is the principal provider of telecommunication services in Switzerland, offering a comprehensive range of services to residential and business customers. Swisscom’s major lines of business include Fixnet, comprising the provision of national and international fixed-line voice telecommunications for residential customers and the reselling of network services to other national and international telecommunications providers; Mobile, comprising the provision of mobile voice communications and other mobile telecommunication services; Enterprise Solutions, comprising national and international voice communications for business customers, leased lines, managed bandwidth services and integrated data communications solutions; debitel, which is the largest network-independent mobile service provider in Germany and sells primarily standardized products and services for residential customers as well as small and medium-sized business customers in the mobile communications market. In addition, other businesses include Swisscom Systems AG, Swisscom IT Services AG, Swisscom Broadcast AG, Billag AG, Billag Card Services AG and Swisscom Eurospot AG.

1.2	Relationship with the Confederation

The Confederation is the majority shareholder of Swisscom. The Telecommunications Enterprise Act (TUG) states that the Confederation must hold a majority of the capital and voting rights of Swisscom. Any reduction of the Confederation’s holding below a majority would require a change in law necessitating action by the Federal Assembly, which in some circumstances may also be subject to a referendum by Swiss voters. As the majority shareholder, the Confederation has the power to control any decisions taken at general meetings including the election of the members of the Board of Directors and the approval of dividend payments.

1.3	Transactions with the Confederation

Swisscom supplies telecommunication services to and procures services from various departments and agencies of the Confederation. All such transactions are made within normal customer/supplier relationships on the same terms and conditions as available to independent third parties. In aggregate, the departments and agencies of the Confederation comprise one of Swisscom’s largest customers.

In providing services to the departments and agencies of the Confederation, Swisscom deals with them as individual customers. Services provided to any one governmental department or agency or in total do not represent a significant component of Swisscom revenues.

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

The consolidated financial statements of Swisscom include the operations of Swisscom AG and all its direct and indirect subsidiaries in which Swisscom AG controls more than 50% of the votes.

Investments and joint ventures where Swisscom exercises significant influence but does not have control are accounted for using the equity method. Under the equity method, investments are disclosed as investments in affiliated companies and presented at their fair value as at the date of acquisition adjusted for Swisscom’s share in earnings (losses) resulting after the date of acquisition.

A schedule with all significant subsidiaries and investments in affiliated companies is presented in Note 40.

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

Goodwill
Differences between the purchase price of acquisitions and the fair value of net assets acquired are classified as goodwill from acquisitions. Goodwill is amortized on a straight-line basis over the estimated useful life of three to ten years.

Research and development Research and development expenditure is recognized as an expense as incurred.

Software development costs
Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs that are directly associated with identifiable and unique software products controlled by Swisscom and have probable future economic benefits are recognized as intangible assets and amortized using the straight-line method over their estimated useful life of three to five years. Expenditure which enhances or extends the performance of computer software programs beyond their original specifications is recognized as a capital improvement and added to the original cost of the software.

Other intangible assets
Other intangible assets, which comprise primarily mobile license fees, are capitalized at cost and amortized using the straight-line method over the life of the license, starting when the network becomes operational.

Impairment of intangible assets
If there is an indication that the carrying value of an intangible asset, including goodwill, may be impaired, Swisscom determines the estimated recoverable amount. If the recoverable amount of the asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount, with the difference representing an impairment charge (see Note 25).

2.4	Foreign currency translation

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transaction. Assets and liabilities in foreign currencies are translated into Swiss francs at year-end exchange rates; gains and losses are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges.

Assets and liabilities of subsidiaries and affiliated companies accounted for using the equity method reporting in currencies other than Swiss francs are translated at the rates of exchange prevailing on the balance sheet date. Goodwill and fair value adjustments arising on the acquisition of foreign entities are treated as assets of the foreign entities and translated at the rate prevailing on the balance sheet date. Income, cash flows and other transaction positions are translated at the average exchange rates for the period. Translation gains and losses are recorded as cumulative translation adjustments in shareholders’ equity. On disposal of a foreign entity, accumulated exchange differences are recognized in the income statement as part of the gain or loss on sale.

2.5	Cash and cash equivalents

Cash includes petty cash, cash at banks and cash on deposit. Cash equivalents include term deposits with financial institutions, as well as short-term money market investments with original maturity dates of three months or less.

2.6	Financial assets

Investments are classified as available-for-sale or loans and receivables originated by the entity. All purchases and sales of investments are recognized on the trade date, which is the date that Swisscom commits to purchase or sell the asset. Cost of purchase includes transaction costs. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

Available-for-sale investments
Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale. These investments are included in non-current financial assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current financial assets. Available-for-sale investments are subsequently carried at fair value. Fair value is determined by reference to stock exchange quoted bid prices or other market prices. Realized gains and losses arising from changes in the fair value of available-for-sale investments are included in the income statement in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of available-for-sale investments are recorded directly to equity as fair value reserve until the investment is sold or impaired. If there is an indication that the cost basis is greater than the recoverable amount, Swisscom estimates the recoverable amount of that asset. If the recoverable amount is below the cost basis, Swisscom recognizes an impairment loss. The cumulative net loss that had been recognized directly in equity is removed from equity and recognized in the income statement. When available-for-sale investments are disposed of, the related accumulated fair value adjustments are included in the income statement as gains and losses from investments securities.

Loans and receivables originated by the enterprise
Loans originated by Swisscom by providing money directly to the borrower or to a sub-participation agent at draw down are categorized as loans originated by Swisscom and are carried at amortized cost. Originated loans and receivables comprise term deposits with maturity dates greater than three months and less than one year. Loans and receivables without a fixed maturity are carried at cost.

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

Repairs and maintenance are expensed as incurred, while major renovations and improvements are capitalized as property, plant and equipment and depreciated over their estimated useful lives. Borrowing costs incurred during the construction of property, plant and equipment are expensed as incurred.

Depreciation is computed using the straight-line method based on estimated useful lives:

Years
Buildings	15 - 40
Cable and ducts	14 - 20
Transmission equipment	4 - 12
Switching equipment	8 - 10
Customer premises equipment	4 - 10
Broadcasting equipment and other network assets	3 - 10
Vehicles	5 - 7
Machinery, office and auxiliary equipment	4 - 15
Information technology equipment	3 - 5
Software for technical equipment	3

Leases
Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as finance leases. Finance leases are recorded at amounts equivalent to the estimated net present value of the future minimum lease payments, which approximate the fair value at the inception of the lease. The estimated net present value of the future minimum lease payments are recorded correspondingly as a finance lease obligation. Assets under finance leases are amortized over their estimated useful lives. Gains on sale and leaseback transactions resulting in finance leases are deferred and amortized over the term of the lease, while losses on sale and leaseback transactions are recognized immediately. Gains and losses on sale and leaseback transactions resulting in operating leases are recognized immediately.

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

Termination benefits
Costs relating to special termination plans for headcount reduction are recorded in the income statement in the period when management commits itself to a plan, it is probable that a liability has been incurred and the amount can be reasonably estimated. Such benefits are recognized only after an appropriate public announcement has been made specifying the terms of redundancy and the number of employees affected, or after individual employees have been advised of the specific terms.

Dismantlement and restoration costs
Swisscom has a legal obligation to dismantle transmitter stations and to restore the property owned by third parties on which the stations are situated. The cost associated with the dismantling of these sites are recorded under property, plant and equipment and depreciated over the life of the asset. The total provision required to dismantle and restore these sites, discounted to its present value, is recorded under accrued liabilities.

2.11	Revenue recognition

Revenue consists principally of monthly subscription fees charged for providing access services, revenue from installation and connection fees, charges to customers for calls from the fixed and mobile networks, revenue generated by Swisscom’s Business Numbers, including charges for Internet services, revenue from providing network services to other telecommunications companies, revenue from national and international leased lines, as well as revenue from private network services and intranet services and the sale and maintenance of subscriber equipment.

Revenue from subscription fees is recognized rateably over the subscription period. Revenue from installation and connection activities is recognized at the time of installation or connection, as the direct costs associated with these activities exceed the revenue.

Revenue from telephony is recorded at the time the call is made. Revenue from prepaid call cards is deferred and recognized at the time the customer makes a call. Revenue from leased lines is recognized over the rental period.

Revenue from the sale of equipment is recognized at the point of sale. Revenue from the maintenance of equipment is recognized rateably over the life of the contract.

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

Swisscom’s consolidated income statement is prepared using the nature of expense method commonly used in Switzerland. Costs to be capitalized and expensed in future periods, such as costs capitalized on construction projects, are classified in the statement of operations as other operating income with a corresponding amount included in expenses, such that the net effect on income is zero.

2.14	Stock-based compensation

Compensation cost for shares issued to employees, members of the Executive Board and members of the Board of Directors is measured at the date of transaction, this being the date the shares are issued, as the excess of the quoted market price of Swisscom’s stock over the purchase price. These costs are recorded as personnel expenses in the period the distribution is approved.

Stock options and stock appreciation rights are valued at market value on the grant date and recorded over the vesting period under personnel expenses, with the effect that personnel expenses reflect all costs of compensating employees and members of the Executive Board. There is no effect on the income statement when the options are exercised.

2.15	Retirement benefits

The majority of Swisscom’s employees are covered by defined benefit pension plans.

Swisscom contributes to the defined benefit scheme of comPlan for the majority of its employees in Switzerland. comPlan covers the risks of old age, death and disability in accordance with Swiss pension legislation. The cost and obligations relating to the defined benefit plan are determined on an actuarial basis using the projected unit credit method, which reflects service rendered by employees to the date of valuation and incorporates assumptions concerning employees projected salaries. The pension cost in each period is calculated on the basis of a yearly actuarial valuation. The latest actuarial valuation was performed using base data as at December 31, 2003. Current service costs are charged to income in the periods in which the services are rendered. The effects of changes in actuarial assumptions are systematically charged or credited to income over a period approximating the average expected remaining working lives of participating employees. The portion of actuarial gains and losses recognized is defined as the excess of the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period over the greater of 10% of the present value of the defined benefit obligation at that date (before deducting plan assets) or 10% of the fair value of any plan assets at that date. Past service cost attributable to plan amendments is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent the benefits immediately vest, the costs associated with the amendment are recognized immediately.

2.16	Customer acquisition costs

Swisscom pays commissions to dealers for the acquisition and retention of mobile subscribers. The amount of commission payable is dependent on the type of subscription. Customer acquisition costs are recorded immediately in the income statement.

2.17	Income taxes

Deferred income taxes are determined using the comprehensive liability method whereby deferred tax is recognized on all temporary differences. Temporary differences between the carrying value of an asset or liability used for tax purposes and that used for financial reporting purposes arise in one period and reverse in one or more subsequent periods. Deferred tax assets and liabilities are determined using the tax rates that are expected to apply when the asset is realized or the liability is settled. The deferred tax assets or liabilities are disclosed as long-term assets or liabilities with those changes being recorded in the income statement or directly to the statement of shareholder’s equity. Deferred tax assets are recognized if it is probable that benefits will be realized in the future.

2.18	Related parties

Under IFRS, transactions with the Confederation, including with its departments and agencies, are not subject to the disclosure requirements for related parties.

AGI Holding AG holds 28.9% of Swisscom IT Services AG. The shareholders of AGI Holding AG comprise eight cantonal banks, which are considered related parties under IFRS. Swisscom IT Services AG renders IT services to these banks.

Vodafone plc holds 25% of Swisscom Mobile AG and is therefore a related party. Swisscom renders services to, and buys services from, Vodafone plc on an arms length basis.

Through debitel, Swisscom holds 21.1% of DANGAARD Telecom Holding A/S (Dangaard), a distributor of mobile equipment. debitel delivers prepaid products and hardware to Dangaard and makes payments for Dangaard’s logistics services as well as commissions for hardware and advertising-cost refunds. These services are provided on an arms length basis.

2.19	Earnings per share

Basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding for the year. The weighted-average number of shares outstanding excludes any treasury shares. Diluted earnings per share is similar to basic earnings per share, except that the weighted-average number of shares outstanding is increased to include the number of additional shares that would have been outstanding if potential dilutive shares had been issued.

2.20	Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

3.	Financial risk management

Swisscom’s activities expose it to a variety of financial risks, including the effects of foreign currency exchange rates and interest rates. Swisscom’s overall risk management program seeks to minimize potential adverse effects on the financial performance of Swisscom. Swisscom uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge certain exposures resulting from the Group’s commercial activities.

Financial risk management is carried out by the Group Treasury department under policies approved by the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close cooperation with the operating units. Group Treasury has guidelines approved by the Board of Directors for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk management, cash management, interest rate risk, credit risk, use of counterparties, use of derivative financial instruments and investing excess liquidity.

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

Swisscom is subject to interest rate risks due to fluctuations in market rates. Swisscom’s cash balances on the money market are exposed to interest rates risk arising from changes in interest rates, which may have a negative impact on net income. Substantially all of Swisscom’s long-term debt is in the form of fixed-rate Swiss franc loans with original maturities of up to five years. Accordingly, movements in interest rates could lead to fluctuations in the fair-value of such debt instruments. Swisscom hedges the interest rate risk arising from its long-term leasing commitments with interest rate derivatives.

3.3	Credit risk

Swisscom has no significant concentrations of credit risk. The Group has policies in place to ensure that products and services are sold to creditworthy customers. Swisscom also has policies that limit the amount of credit exposure to any one financial institution.

3.4	Accounting for derivative financial instruments

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged and the intention regarding its purchase or issue. On the date a derivative contract is entered into, Swisscom designates certain derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction or of a firm commitment (cash flow hedge).

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

Changes in the fair value of derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

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

Swisscom documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or forecast transactions. Swisscom also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

3.6	Fair value estimation

The fair value of publicly traded derivatives and trading and available-for-sale securities is based on quoted market prices at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. The fair value of foreign exchange options is determined using option pricing models.

4.	Net revenue

CHF in millions	2001	2002	2003
Fixnet	4,845	4,762	4,498
Mobile	3,220	3,373	3,434
Enterprise Solutions	1,469	1,373	1,261
debitel	3,808	4,111	4,555
Other	742	833	761
Corporate	90	74	72

Total net revenue	14,174	14,526	14,581

Included within Other is CHF 0 million, CHF 174 million and CHF 165 million in 2001, 2002 and 2003, respectively, of revenue recorded by Swisscom IT Services AG from eight cantonal banks, which qualifies as related parties.

5.	Other operating income

CHF in millions	2001	2002	2003
Capitalized cost	147	139	180
Gain on sale of property, plant and equipment	42	14	21
Other	24	113	55

Total other operating income	213	266	256

Capitalized cost includes labour costs related to the construction of technical equipment and the development of software, with no interest allocation included.

Other income for 2002 includes CHF 70 million resulting from the elimination of a liability which was established in 1997 for payments to a third party. This liability is no longer legally owed, as the rights to payment expired in 2002.

6.	Goods and services purchased

CHF in millions	2001	2002	2003
Raw material, supplies and services purchased	137	140	128
Customer premises equipment	973	1,240	1,272
National traffic fees	533	563	383
International traffic fees	793	780	716
Network fees for debitel and other international subsidiaries	2,071	2,235	2,314
Services purchased from affiliated companies	6	1	21

Total goods and services purchased	4,513	4,959	4,834

7.	Personnel expenses

CHF in millions	2001	2002	2003
Salaries and wages	1,796	1,952	1,899
Termination benefits	92	92	88
Social security expenses	176	203	183
Pension cost. See note 9.	252	203	257
Employee stock ownership program. See Note 8.	38	39	12
Other personnel expenses	107	104	96

Total personnel expenses	2,461	2,593	2,535

Employees affected by the headcount reduction who meet certain criteria relating to age and number of years of service are entitled to transfer to WORK_LINK AG, an entity that operates external job placement programs, after these employees have participated in the outplacement program. Employees who were born in 1950 or earlier and who have worked with Swisscom since January 1, 1989 or before are guaranteed a salary at WORK_LINK until the age of 60. Employees who only meet one of these criteria are guaranteed a salary for a maximum period of 24 months. WORK_LINK seeks to hire these employees out on a temporary basis. The employees receive a minimum of 50% of their final salary from Swisscom, irrespective of whether work can be found for them. The total payment to these employees of CHF 23 million, CHF 32 million, and CHF 53 million, in 2001, 2002 and 2003, respectively, of which CHF 6 million, CHF 8 million and CHF 13 million was paid to the employees during their stay in the outplacement program in 2001, 2002 and 2003, respectively, is recognized as personnel expenses as incurred. No provision has been recorded for these employees for their stay in the outplacement program or in WORK_LINK as these costs do not meet the criteria for recognition under IFRS. The average number of participants (in full-time positions) in WORK_LINK in 2001, 2002 and 2003 was 153, 218 and 295 employees, respectively.

Termination benefits
In 2001, 2002 and 2003, Swisscom took various steps to reduce the number of employees that resulted in incurring CHF 92 million, CHF 92 million and CHF 88 million in 2001, 2002 and 2003, respectively. The costs of the program include the following:

CHF in millions	2001	2002	2003
Severance	50	—	18
Outplacement program (EMC)	36	94	82
Revision of prior provision	6	(2)	(12)

Total termination benefits	92	92	88

Severance
The severance expense relates to a voluntary plan that was established for certain employees born between 1946 and 1950. Commencing with their 55th birthday, the employees that entered into an agreement with Swisscom will work either full-time for a period of 2.5 years or 80% for a period of three years. At which point they will be terminated and will continue to be paid for a further 2.5 years and 2 years, respectively. Alternatively, employees can work 50% for a period of 5 years and will receive approximately 75% of their previous salary. A total of 275 employees participated in this program in 2001 and 160 in 2003 and an expense of CHF 50 million and CHF 18 million was recorded in 2001 and 2003, respectively. This represents the discounted present value, using a rate of 2.5%, of the amount that will be paid to employees over the period they will not provide service to Swisscom or the difference between the 75% salary these employees receive and the 50% they actually work for the 5-year period.

Outplacement program
In the outplacement program, employees are trained for new jobs and receive assistance in finding new employment within Swisscom or outside the Group. Employees who reach the age of 50 or who are medically unfit to work more than 60% are entitled to stay in the outplacement program for 18 months. For all other employees this period is limited to 12 months. In 2001, 2002 and 2003, 396, 985 and 838 full-time equivalent employees participated in the program, of which 396, 958 and 101, respectively had left the program by the end of 2003. In connection with this program, Swisscom incurred expenses of CHF 36 million, CHF 94 million and CHF 82 million in 2001, 2002 and 2003, respectively. The amount of the expense relates only to the costs for those employees that are not expected to continue working with Swisscom.

8.	Stock based compensation

Swisscom offers a number of stock based plans to its non-management employees, management, members of the Executive Board and Board of Directors, as detailed below.

TopShare
TopShare is a share purchase scheme available to non-management staff. The Board of Directors determines the conditions of the scheme on an annual basis. Each year, employees are generally offered up to ten shares at preferential conditions. The shares purchased are subject to a one-year vesting period from the grant date, after which time they can be freely disposed of. The difference between the market value and the consideration received from employees has been recognized under personnel expenses.

The number of shares allocated, the exercise price and the expense recorded in 2001, 2002 and 2003 is:

		Number
	Exercise price	of allocated	Cost in
Year of allocation	in CHF	shares	CHF millions
2001	—	68,887	28
2002	240	119,372	34
2003	300	44,946	7

Leveraged Executive Plan (LEAP)
The LEAP was offered only to members of the Board of Directors and Executive Board until 2002. Members of the Executive Board had to invest 25% of their bonus in the LEAP each year. Members of the Board of Directors had to, with the exception of 2002, invest 25% of their annual compensation in the LEAP.

Each LEAP package comprises one share and ten options and provides stock appreciation rights whereby the participant will receive additional shares if the market price of a share during the exercise period is greater than 120% of the share price at the grant date. Each LEAP vests immediately at grant date. The options can be exercised or sold for a two-year period following a blocking period of three years from the grant date.

Management Incentive Plan (MIP)
The MIP is available for members of management, whereby they can voluntarily invest 25% of their annual bonus. For members of management who participate in this program, Swisscom makes a contribution of 50% of the amount invested by management. Starting in 2003, the members of the Board of Directors and Executive Board participate in this program and must invest annually 25% of their compensation or bonus, respectively.

Each MIP package comprises one Swisscom share and 1,000 options, where 100 options give an entitlement to one Swisscom share at the exercise price. The exercise price corresponds to the share price at the grant date. Each MIP vests immediately at grant date. The options can be exercised or sold for a two-year period following a blocking period of three years from the grant date.

In 2001, allocated shares and options are the following

	Number		Number	Exercise	Ended
	of options	Exchange	of allocated	price of	blocking	Maturity of
Participant	allocated	ratio1)	shares	options	period	options
Board of Directors	2,710	1:1	271	503.60	09.10.04	09.10.06
Group Executive Board	5,740	1:1	574	475.80	30.05.04	30.05.06
Management	5,269,000	1:100	5,269	368.21	25.04.04	25.04.06

1)	Exchange ratio: number of options required to purchase a share.

In 2002, allocated shares and options are the following

	Number		Number	Exercise	Ended
	of options	Exchange	of allocated	price of	blocking	Maturity of
Participant	allocated	ratio1)	shares	options	period	options
Board of Directors	—	—	—	—	—	—
Group Executive Board	5,620	1:1	562	569.10	09.04.05	09.04.07
Management	5,656,000	1:100	5,656	467.37	25.04.05	16.04.07

1)	Exchange ratio: number of options required to purchase a share.

In 2003, allocated shares and options are the following

	Number		Number	Exercise	Ended
	of options	Exchange	of allocated	price of	blocking	Maturity of
Participant	allocated	ratio1)	shares	options	period	options
Board of Directors	643,000	1:100	643	417.90	30.04.06	25.04.08
Group Executive Board	884,000	1:100	884	417.90	30.04.06	25.04.08
Management	7,166,000	1:100	7,166	417.90	30.04.06	25.04.08

1)	Exchange ratio: number of options required to purchase a share.

Leveraged Executive Asset Plan (LEAP) and SuperShare Plan relating to the IPO
In conjunction with the initial public offering in October 1998, members of middle and senior management as well as the members of the Board of Directors and Executive Board were able to participate in the LEAP program whereby they could purchase shares with appreciation rights at the IPO price. Employees were able to invest in the SuperShare Plan, which was similar to the LEAP program and enabled them to purchase shares with appreciation rights at the IPO price. In October 2003, 5 years after the issuance date, the participants received 39,300 additional shares and CHF 4 million in cash, which represented the increase between the market price on that date and the base appreciation price. The costs associated with these plans were recognized over the vesting period under personnel expenses and a corresponding liability of CHF 30 million was recorded. This liability was reversed against equity at the time the options were exercised.

Movements in the number of stock options and stock appreciation rights outstanding were as follows:

	2001	2002	2003
At beginning of year	253,664	312,173	374,345
Granted	61,140	62,180	86,930
Lapsed	(2,631)	(8)	(9,552)
Exercised	—	—	(240,953)
Sold by participants	—	—	(1,500)

At end of year	312,173	374,345	209,270

Vested options and appreciation rights totaled 302,621 rights at December 31, 2001, 364,793 rights at December 31, 2002 and 209,270 rights at December 31, 2003.

9.	Retirement benefits

Effective January 1, 1999, all Swisscom employees, who were members of PUBLICA (former PKB), the pension plan of the Swiss Government, were transferred to a successor plan called comPlan. All retired employees at that date remained members of PUBLICA. Swisscom settled the liability relating to these retired employees as at December 31, 1998, but retained a liability for pension indexation, which was determined based on an assumed payment of 1% over the life of the retired employees. Swisscom must pay PUBLICA the difference between the actual return on plan assets and the Government prescribed discount rate increased by an account maintenance fee. At December 31, 2003, included in the present value of obligations is CHF 338 million for these retired employees. Differences between the actual and estimated payments are deferred as part of the actuarial gain or loss. The present value obligation relating to these retired employees at December 31, 2003 that will be paid by PUBLICA is CHF 3,789 million. In 2003, Swisscom amended the agreement with PUBLICA. Starting from June 1, 2003, Swisscom compensated PUBLICA for their administration costs related to these pensioners, which resulted in CHF 17 million being recognized as an expense, as it was immediately vested.

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

Net periodic pension cost of the plan in Switzerland includes the following components:

CHF in millions	2001	2002	2003
Current service cost	154	178	182
Interest cost	258	261	255
Expected return on plan assets	(213)	(248)	(227)
Past service cost	53	12	22
Amortization of actuarial loss	—	—	25

Net periodic pension cost	252	203	257

At December 31, 2002 unrecognized actuarial losses exceeded the present value of the defined benefit obligation by more than 10%. The excess amount of CHF 273 million was recognized as an expense over the expected average remaining working lives of the employees.

The status of the pension plan in Switzerland is as follows:

CHF in millions	2001	2002	2003
Amounts recognized in the balance sheet
Present value of funded obligations	6,316	6,726	6,903
Fair value of plan assets	(4,562)	(4,559)	(4,893)
Benefit obligation in excess of plan assets	1,754	2,167	2,010
Unrecognized actuarial losses	(404)	(946)	(788)
Unrecognized prior service cost	(132)	(120)	(109)

Liability in the balance sheet	1,218	1,101	1,113

Pension plan assets include Swisscom shares with a fair value of CHF 9.5 million (2001), CHF 7.0 million (2002) and CHF 6.4 million (2003).

CHF in millions	2001	2002	2003
Movement in the liability recognized in the balance sheet
At beginning of year	1,925	1,218	1,101
Net periodic pension cost	252	203	257
Contributions paid	(962)	(320)	(253)
Acquisition of subsidiaries	3	—	8

At end of year	1,218	1,101	1,113

In 2003, the pension plan obligation and plan assets increased by CHF 22 million and CHF 14 million, respectively as a result of the acquisition of T-Systems Card Services AG. See Note 15.

The following weighted-average assumptions were used in accounting for the defined benefit plan:

	2001	2002	2003
Discount rate	4.25%	3.90%	3.75%
Rate of increase in future compensation levels	3.10%	3.10%	3.10%
Expected long-term rate of return on plan assets	5.50%	5.50%	5.00%

The actual loss on plan assets was CHF 158 million and CHF 195 million in 2001 and 2002, respectively and the actual return amounted to CHF 341 million in 2003.

The pension plans outside of Switzerland are insignificant.

10.	Other operating expenses

CHF in millions	2001	2002	2003
Rent	239	250	274
Repairs and maintenance	312	264	229
Loss on disposal of fixed assets	119	67	39
Energy	52	59	54
Information technology costs	195	224	212
Advertising and promotion	448	393	365
Commissions	715	648	786
Contractors and consultancy expenses	333	300	246
General and administration	241	240	283
Miscellaneous operating expenses	350	382	339

Total other operating expenses	3,004	2,827	2,827

11.	Gain on sale of real estate

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

The first transaction was completed on April 1, 2001 and the second on June 19, 2001. The total gain on the sale of the properties after transaction costs of CHF 105 million and including the reversal of environmental provisions (see Note 28), was CHF 807 million. A number of the leaseback agreements were finance leases and the gain on the sale of these properties of CHF 239 million has been deferred and will be released to income over the individual lease terms. See Note 31. The remaining gain of CHF 568 million represents the gain on the sale of buildings which were either sold outright or which qualify as operating leases. The present value of the future payments under the finance lease was CHF 746 million and has been included both as a fixed asset and as a lease obligation.

12.	Gain on partial sale of Swisscom Mobile AG

In November 2000, Swisscom entered into an agreement with Vodafone plc. (“Vodafone”) for the sale of 25% of the equity of the Swisscom mobile business for CHF 4.5 billion. Effective January 1, 2001 Swisscom transferred the net assets of its mobile business to Swisscom Mobile AG.

The sale was completed on March 30, 2001 when 25% of the shares of Swisscom Mobile AG were issued to Vodafone through a capital increase. In accordance with the agreement, Vodafone paid the first installment of CHF 2,200 million on closing; CHF 25 million in cash and CHF 2,175 million in shares of Vodafone. Prior to closing, Swisscom entered into an amendment to the sales agreement with Vodafone for the subsequent sale of these shares. In accordance with this amendment the shares were sold on the closing date of the transaction and Swisscom received cash of CHF 2,067 million, net of a transaction fee of CHF 108 million. In a further amendment to the sales agreement, Vodafone gave up their right to issue shares for the second installment of CHF 2,300 million (plus interest) and agreed to pay Swisscom CHF 2,250 million (plus interest) in cash. This payment was made on September 27, 2001. The payment of CHF 50 million of interest in cash was recorded in interest income.

Swisscom recorded a pre-tax gain on the sale, less transaction costs of CHF 168 million, of CHF 3,837 million, calculated as follows:

CHF in millions	2001
Transaction proceeds, gross	4,450
Transaction expenses
Cost of sale of Vodafone shares	(108)
Stamp duty	(45)
Other transaction expenses	(15)

Proceeds of transaction, net	4,282
25% carrying value of the net assets	(445)

Transaction gain	3,837

For information on the tax impact of the transaction, see Note 16.

13.	Financial expense

CHF in millions	2001	2002	2003
Interest on debt and finance lease obligations	288	246	172
Present value adjustment on accrued liabilities	29	26	(38)
Write off of loans receivable from affiliated companies	212	1	—
Loss on disposal of debitel shares	—	13	—
Fair value losses on financial instruments. See Note 35.
Available-for-sale investments
Derivative financial instruments not qualifying as hedges
Foreign exchange losses (gains)	(10)	71	(48)
Other financial expense	2	8	13

Total financial expense	771	517	154

Swisscom records an accrual for the dismantlement of analog transmitter stations, which is based on the present value of future estimated costs. In 2003, Swisscom extended the expected timing of the dismantlement by ten years. This resulted in a reduction of the present value of the accrual by CHF 43 million, which was recorded under present value adjustment on accrued liabilities. See Note 28.

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

In 2001, the fair value loss on available-for-sale investments includes an impairment loss on Swisscom’s investment in Infonet Services Corp. (“Infonet”) of CHF 212 million. In 2002, this includes an impairment loss of CHF 41 million on its investment in Swiss International Airlines Ltd. (“Swiss”) and CHF 111 million in Infonet. In 2003, this includes an impairment loss of CHF 33 million in Swiss and CHF 22 million on other available-for-sale investments. See note 19.

In 2001, the fair value loss on derivative financial instruments not qualifying as hedges comprises the decline in value of Swisscom’s investment in Swiss International Airlines Ltd. (“Swiss”) between commitment date and issuance date. See Note 26.

14.	Financial income

CHF in millions	2001	2002	2003
Interest	336	168	114
Dividends	6	8	12
Gain on disposal of financial assets	—	—	11
Gain on transaction with AGI Holding AG. See Note 15.	72	—	—
Gain on cross-border tax lease transactions. See Note 27.	—	28	—
Other financial income	2	2	3

Total financial income	416	206	140

15.	Acquisitions of subsidiaries

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

As of December 19, 2003, Swisscom acquired 100% of T-Systems Card Services AG from T-Systems Schweiz AG. T-Systems Card Services AG was renamed Billag Card Services AG at the time of acquisition. Billag Card Services AG is a general contractor providing customer retention and loyalty concepts based on customer cards, including cards with credit functionality. The company is responsible for managing customer data and receivable accounts on behalf of its customers.

In February 2003, Swisscom Eurospot, Swisscom’s European Public Wireless LAN provider, acquired 100% of WLAN AG, Munich (Germany) and Megabeam Networks Ltd, London (UK) followed in April 2003 by a 100% acquisition of Aervik B.V., Amsterdam (Netherlands). The acquisitions form part of Swisscom’s strategy to set up a pan-European WLAN business.

In February 2003, debitel France S.A. acquired the remaining 50% shareholding in the retail chain TelecomOption. TelecomOption has since merged with Videlec Distribution S.A.

All acquisitions were recorded in the consolidated financial statements using the purchase method and the resulting goodwill is amortized on a straight-line basis over a period of three to five years. The deferred purchase consideration payment of CHF 15 million will fall due on June 30, 2005.

The following table shows the aggregated fair values of the assets acquired, liabilities assumed and cash flows:

CHF in millions
Cash and cash equivalents	38
Other receivables	373
Other current assets	6
Property, plant and equipment and other intangible assets	14
Goodwill	80
Deferred tax assets	6
Financial liabilities	(259)
Accrued pension cost	(8)
Other short- and long-term liabilities	(163)
Purchase price	87
Less cash acquired	(38)
Deferred purchase price	(15)

Net cash outflow	34

16.	Income tax expense

CHF in millions	2001	2002	2003
Current income tax expense	499	123	241
Deferred income tax (benefit) expense	(514)	238	259

Total income tax (benefit) expense	(15)	361	500

Current income taxes are calculated based on taxable income of the period and are accrued in the same period as the revenues and expenses to which they relate.

The income tax expense on income before income taxes, equity in net income of affiliated companies and minority interest is reconciled to the reported income tax expense as follows:

CHF in millions	2001	2002	2003
Income before income taxes, equity in net income of affiliated companies and minority interest	5,155	1,395	2,422
Weighted-average statutory tax rate	25%	23%	23%
Income tax expense at the weighted average statutory tax rate	1,289	321	557

Increase (decrease) in income taxes resulting from Gain on partial sale of Swisscom Mobile not taxable	(959)	—	—
Gain on partial sale of real estate partly not taxable	(126)	—	—
Effect of impairment of goodwill of debitel	(155)	(46)	(16)
Amortization of goodwill	96	70	49
Effect on deferred taxes due to change in tax rate	—	115	—
Benefit on investments in affiliated companies	(49)	—	—
Effect of different tax rates in other countries	18	21	14
Income of subsidiaries not taxable	(20)	(13)	(30)
Income not taxable	(13)	(3)	(8)
Other	(96)	(104)	(66)

Income tax (benefit) expense	(15)	361	500

The weighted-average statutory tax rate includes federal, cantonal and local taxes. Taxable income in Switzerland is allocated among the cantons, and each canton has a different tax rate. The allocation of taxable income among the cantons changed in 2002 as a result of the transition from Swisscom AG to a holding structure. The tax rules for inter-cantonal tax allocation were also changed. This resulted in a decrease in the weighted-average tax rate from 25% to 23%. The deferred tax assets and liabilities were adjusted to reflect these changes, resulting in a one-time charge in 2002 of CHF 115 million.

In connection with establishing a separate legal identity for its mobile business — Swisscom Mobile AG — the parent company Swisscom AG recognized a gain for tax purposes on the assessed increase in value of its mobile business and in 2001 recorded a current tax expense. The increase in value was however included in the transfer of assets from the parent company to Swisscom Mobile AG and is recorded for tax purposes as an intangible asset. The intangible asset recorded by Swisscom Mobile AG is being amortized for tax purposes over four years. The gain that was recorded on the sale of shares received by Swisscom Mobile was, in effect, not subject to tax.

The increase in the fair value of the real estate between the date it was either bought or constructed and January 1, 1998 — date of privatization — is exempt from tax. The increase in the fair value of real estate after that date is taxable. The amount of tax expense recorded is based on management’s best estimates of the fair value of real estate at January 1, 1998 and is subject to agreement by the tax authorities and therefore the amount of the tax provision attributable to this gain could change.

Prior to impairment charges, Swisscom’s tax basis of its investment in debitel exceeded its carrying basis by CHF 620 million, CHF 197 million and CHF 68 million in 2001, 2002 and 2003, respectively. Accordingly, the impairment charges for tax purposes exceeded those recorded in the consolidated financial statements and Swisscom recorded tax benefits of CHF 155 million, CHF 46 million and CHF 16 million in 2001, 2002 and 2003, respectively.

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through the future taxable profits is probable. Certain subsidiaries of Swisscom have unrecognized tax losses of CHF 266 million, CHF 371 million and CHF 516 million in 2001, 2002 and 2003, respectively, for which no deferred tax asset is recognized in the balance sheet. These tax losses will expire mainly after 2009.

As at December 31, 2001, 2002 and 2003 the tax effects of temporary differences that give rise to deferred tax assets and liabilities were as follows:

CHF in millions	2001	2002	2003
Assets associated with Accrued pension cost	127	119	118
Intangible assets	747	346	164
Other current and non-current assets	48	65	79
Tax losses	9	101	28
Total deferred tax assets	931	631	389

Liabilities associated with Property, plant and equipment	(435)	(400)	(396)
Other non-current assets	(31)	(23)	(21)
Trade accounts receivable and other current assets	(32)	(6)	(5)
Accrued liabilities	(14)	(21)	(36)
Other long-term liabilities	(75)	(67)	(64)
Total deferred tax liabilities	(587)	(517)	(522)

Net deferred tax (liabilities) assets	344	114	(133)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

CHF in millions	2001	2002	2003
Deferred tax assets	811	410	250
Deferred tax liabilities	(467)	(296)	(383)

The movement in deferred tax assets and liabilities (prior to offsetting) is as follows:

		Accrued pension
CHF in millions	Intangible assets	cost	Tax loss	Other	Total
Deferred tax assets
Balance at December 31, 2000	—	323	15	36	374
(Charged) credited to income statement	747	(196)	(6)	13	558
Translation adjustments	—	—	—	(1)	(1)
Balance at December 31, 2001	747	127	9	48	931
(Charged) credited to income statement	(401)	(8)	92	16	(301)
Acquisition of subsidiaries	—	—	—	1	1
Balance at December 31, 2002	346	119	101	65	631
(Charged) credited to income statement	(182)	(3)	(77)	6	(256)
Acquisition of subsidiaries	—	2	2	—	4
Credited to equity	—	—	—	4	4
Translation adjustments	—	—	2	4	6

Balance at December 31, 2003	164	118	28	79	389

	Property,
	plant and	Accrued	Other long-
CHF in millions	equipment	liabilities	term liabilities	Other	Total
Deferred tax liabilities
Balance at December 31, 2000	362	45	79	53	539
Effect of adopting IAS 39	—	—	—	32	32
Charged (credited) to income statement	73	(31)	(4)	6	44
Credited to equity	—	—	—	(32)	(32)
Acquisition of subsidiaries	—	—	—	4	4
Balance at December 31, 2001	435	14	75	63	587
Charged (credited) to income statement	(35)	7	(8)	(27)	(63)
Credited to equity	—	—	—	(7)	(7)
Balance at December 31, 2002	400	21	67	29	517
Charged (credited) to income statement	(4)	15	(3)	(5)	3

Charged to equity	—	—	—	2	2

Balance at December 31, 2003	396	36	64	26	522

17.	Earnings per share

Income available to shareholders used in calculating both basic and diluted earnings per share is Swisscom’s reported net income for each year.

Basic earnings per share is calculated by dividing net income by the weighted-average number of ordinary shares in issue during the year, excluding ordinary shares purchased by Swisscom and held as treasury shares. The basic earnings per share are calculated as follows:

	2001	2002	2003
Net income (CHF in millions)	4,964	824	1,569
Weighted-average number of ordinary shares in issue	73,543,972	67,647,928	66,199,789

Basic earnings per share (CHF)	67.50	12.18	23.70

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

	2001	2002	2003
Net income (CHF in millions)	4,964	824	1,569
Weighted-average number of ordinary shares in issue	73,543,972	67,647,928	66,199,789
Adjustment for stock options and appreciation rights	43,747	70,132	40,591
Weighted-average number of ordinary shares for diluted earnings per share	73,587,719	67,718,060	66,240,380

Diluted earnings per share (CHF)	67.46	12.17	23.69

18.	Cash and cash equivalents

CHF in millions	2001	2002	2003
Cash deposits	918	988	1,421
Term deposits	2,870	694	1,816

Total cash and cash equivalents	3,788	1,682	3,237

The weighted-average effective interest rate on short-term deposits was 2.77% in 2001, 1.67% in 2002 and 0.26% in 2003 and the deposits outstanding at December 31, 2003 have an average maturity of 9 days.

19.	Current financial assets

		Available-	Derivative
	Loans and	for-sale	financial
CHF in millions	receivables	investments	instruments	Total
Balance at January 1, 2001	50	67	121	238
Additions	4,556	196	—	4,752
Disposals	(1,656)	(37)	—	(1,693)
Translation adjustments	—	(5)	—	(5)
Revaluation deficit included in equity. See Note 35.	—	(4)	(7)	(11)
Revaluation (deficit) surplus included in income statement	—	(1)	36	35
Balance at December 31, 2001	2,950	216	150	3,316
Additions	135	48	—	183
Disposals	(3,011)	(68)	—	(3,079)
Interest	(16)	—	—	(16)
Translation adjustments	—	(5)	—	(5)
Revaluation deficit included in equity. See Note 35.	—	(29)	(8)	(37)
Revaluation deficit included in income statement	(3)	(4)	(70)	(77)
Balance at December 31, 2002	55	158	72	285
Additions	—	8	—	8
Disposals	(11)	(13)	—	(24)
Revaluation surplus included in equity. See Note 35.	—	21	—	21
Revaluation deficit included in income statement	—	—	(26)	(26)

Balance at December 31, 2003	44	174	46	264

Derivative financial instruments comprise cross-currency interest rate swaps, interest rate swaps and forward foreign exchange contracts.

At December 31, 2002, the cost basis of certain of Swisscom’s available-for-sale investments exceeded their market value. Based on the short period of time and the amount that the cost basis exceeded the market price, Swisscom concluded that there was no impairment and the excess of CHF 29 million was recorded against equity. At December 31, 2003, the cost basis of a number of these investments continued to exceed the market value. Swisscom believed that the substantial decline in value and the length of time that they were below cost provided objective evidence that these investments were impaired and accordingly, removed CHF 22 million from equity and recorded it under financial expense. See Note 13.

Included within available-for-sale securities at December 31, 2003 are investments whose cost basis of CHF 53 million exceeded their market value by CHF 5 million. Swisscom concluded that these investments were not impaired. The excess, net of unrealized gains, was recorded against equity.

20.	Trade accounts receivable

CHF in millions	2001	2002	2003
Trade accounts receivable, gross	2,841	2,711	2,514
Allowance for bad debts	(316)	(293)	(295)

Total trade accounts receivable, net	2,525	2,418	2,219

21.	Inventories

CHF in millions	2001	2002	2003
Raw material and supplies	114	77	68
Customer premises equipment for resale	187	148	126
Total inventories, gross	301	225	194
Allowance for obsolete and slow-moving items	(49)	(45)	(60)

Total inventories, net	252	180	134

22.	Other current assets

CHF in millions	2001	2002	2003
Other receivables and accrued income	388	324	307
Other receivables from collection activities	53	65	428
Receivables from affiliated companies	31	47	20
VAT receivable	13	12	7
Interest receivable	8	2	1

Total other current assets	493	450	763

In 2003, other receivables from collection activities contain assets of CHF 336 million that have been pledged against a loan. The outstanding loan balance at December 31, 2003, was CHF 256 million.

23.	Property, plant and equipment

			Vehicles and
	Land and	Technical	other
CHF in millions	buildings	equipment	equipment	Total
At cost:
Balance at December 31, 2000	6,104	21,351	1,934	29,389
Acquisition of subsidiary	—	—	55	55
Disposals of subsidiaries	—	(107)	(7)	(114)
Additions	28	797	246	1 071
Sale and leaseback1)	239	—	—	239
Disposals	(2,999)	(1,360)	(287)	(4,646)
Reclassifications	(22)	99	(89)	(12)
Translation adjustments	—	—	(4)	(4)
Balance at December 31, 2001	3,350	20,780	1,848	25,978
Acquisition/disposal of subsidiaries, net	3	—	6	9
Additions	3	782	300	1,085
Disposals	(19)	(644)	(229)	(892)
Reclassifications	(120)	(283)	406	3
Translation adjustments	—	(5)	(1)	(6)
Balance at December 31, 2002	3,217	20,630	2,330	26,177
Acquisition/disposal of subsidiaries, net	—	(2)	18	16
Additions	6	817	256	1,079
Disposals	(57)	(777)	(223)	(1,057)
Reclassifications	(4)	(3)	7	—
Translation adjustments	—	—	11	11
Balance at December 31, 2003	3,162	20,665	2,399	26,226

Accumulated depreciation:
Balance at December 31, 2000	3,734	14,585	1,124	19,443
Acquisition/disposal of subsidiaries, net	—	(107)	5	(102)
Additions	76	1,327	299	1,702
Disposals	(1,651)	(1,248)	(262)	(3,161)
Reclassifications	(3)	30	(33)	(6)
Translation adjustments	—	—	(2)	(2)
Balance at December 31, 2001	2,156	14,587	1,131	17,874
Acquisition/disposal of subsidiaries, net	2	—	4	6
Additions	48	1,255	275	1,578
Disposals	(13)	(596)	(205)	(814)
Reclassifications	(75)	(121)	196	—
Translation adjustments	—	(1)	(2)	(3)
Balance at December 31, 2002	2,118	15,124	1,399	18,641
Acquisition/disposal of subsidiaries, net	—	(2)	9	7
Additions	44	1,232	288	1,564
Disposals	(50)	(752)	(201)	(1,003)
Reclassifications	—	10	(10)	—
Translation adjustments	—	—	8	8
Balance at December 31, 2003	2,112	15,612	1,493	19,217

Net book value:

At December 31, 2000	2,370	6,766	810	9,946
At December 31, 2001	1,194	6,193	717	8,104
At December 31, 2002	1,099	5,506	931	7,536
At December 31, 2003	1,050	5,053	906	7,009

1)	In 2001, Swisscom entered into transactions to sell real estate that was accounted for as a sale-and-leaseback. See Note 11. Upon entering into these transactions, Swisscom adjusted the carrying value of the assets to the selling price by CHF 239 million. The gain is deferred and amortized over the individual lease terms. See Note 31.

Included within property, plant and equipment are the following:

CHF in millions	2001	2002	2003
Assets under construction	264	200	287

Technical equipment acquired under finance lease
At cost	573	567	567
Accumulated depreciation	(284)	(342)	(399)

Net book value	289	225	168

Buildings relating to the sales leaseback
At cost	1,185	1,185	1,185
Accumulated depreciation	(454)	(474)	(494)

Net book value	731	711	691

24.	Investments in affiliated companies

		Goodwill
		from	Total
	Equity in	investments	investments
	affiliated	in affiliated	in affiliated
CHF in millions	companies	companies	companies
Net book value:
Balance at December 31, 2000	400	112	512
Additions	123	1	124
Dividends received	(46)	—	(46)
Equity in net result of operations	115	(54)	61
Disposals	(76)	—	(76)
Impairment	—	(30)	(30)
Gain on disposal	1	—	1
Translation adjustments	57	—	57
Balance at December 31, 2001	574	29	603
Additions	31	6	37
Dividends received	(1)	—	(1)
Equity in net result of operations	100	(1)	99
Disposals	(8)	(34)	(42)
(Loss) gain on disposal	(11)	7	(4)
Translation adjustments	(1)	—	(1)
Balance at December 31, 2002	684	7	691
Additions	17	—	17
Dividends received	(135)	—	(135)
Equity in net result of operations	71	—	71
Disposals	(510)	—	(510)
Loss on disposal	(71)	(7)	(78)
Translation adjustments	(3)	—	(3)

Balance at December 31, 2003	53	—	53

The gross amount of goodwill was CHF 176 million, CHF 8 million and CHF 0 million at December 31, 2001, 2002 and 2003, respectively.

Equity in net income of affiliated companies

CHF in millions	2001	2002	2003
Equity in net result of operations	61	99	71
Gain (loss) on disposal	1	(4)	(78)
Impairment of investment in affiliated companies	(30)	—	—

Total equity in net income of affiliated companies	32	95	(7)

Year ended December 31, 2001

Additions

In 2001, total additions to investments in affiliated companies of CHF 124 million comprises primarily a capital increase and the conversion of a loan into equity at AUCS.

Equity in net result of operations

Equity in net result of operations in 2001 comprises primarily the gain on AUCS (see below) and Swisscom’s share of net income from Cesky Telekom offset by Swisscom’s share of losses incurred by UTA. See Note 13.

Unisource and its shareholders entered into a three-year management agreement with Infonet Services Corp, which expired on September 30, 2002, whereby they guaranteed minimum losses of AUCS for that period. Swisscom’s consideration for this transaction was the purchase of Infonet shares at a reduced price. Swisscom’s share of the gain on this transaction of CHF 352 million, which represents the difference between the gain on the shares purchased and the minimum guaranteed losses, was amortized into income over the three-year period.

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

Equity in net result of operations

Equity in net result of operations comprises primarily Swisscom’s share of net income from Cesky Telecom and the gain on AUCS (see above).

Year ended December 31, 2003

Additions

Additions for 2003 of CHF 17 million primarily comprise a capital increase at AUCS.

Dividends received

Dividends received of CHF 135 million comprise primarily an extraordinary dividend of CHF 121 million received from Cesky Telecom prior to its sale.

Equity in net result of operations

Equity in net result of operations comprises primarily Swisscom’s share of net income from Cesky Telecom for the period up to its sale in December 2003 and the gain on AUCS (see above). At December 31, 2002 Swisscom recorded its share of liquidation costs which were expected to be incurred by AUCS. In 2003, a portion of this liability, which was no longer required, was reversed to income.

Loss on disposal

In December 2003, Swisscom and KPN sold their investment in Cesky Telecom, which was held by Telsource, to international investors, in an accelerated bookbuilding process. The sales price was CZK 255 per share, resulting in Swisscom’s share of proceeds of CHF 510 million after transaction costs. Swisscom recorded a loss on disposal of CHF 71 million, after recognizing cumulated translation gains of CHF 41 million. Telsource ceased to operate after the sale of Cesky Telecom.

Selected aggregated key data

The following schedule provides selected aggregated key data of Swisscom’s proportionate interest in joint ventures including AUCS, TelSource and UTA (2001). Other equity investments are insignificant.

CHF in millions	2001	2002	2003
Income statement
Net revenue	292	65	29
Total operating expenses	(405)	(79)	(101)
Operating loss	(113)	(14)	(72)
Net (loss) income	(105)	93	(72)

Balance sheet
Current assets	137	23	20
Fixed assets	760	676	1
Current liabilities	157	36	9
Long-term liabilities	217	34	8

Shareholders’ equity	523	629	4

25.	Goodwill and other intangible assets

		Internally	Other
		developed	intangible
CHF in millions	Goodwill	software	assets	Total
At cost:
Balance at December 31, 2000	3,213	74	213	3,500
Additions	—	97	66	163
Disposals	—	—	(13)	(13)
Acquisitions	1,031	17	15	1,063
Disposal of subsidiaries	—	(7)	(4)	(11)
Reclassifications	—	22	(10)	12
Translation adjustments	(121)	(1)	(3)	(125)
Balance at December 31, 2001	4,123	202	264	4,589
Additions	—	62	75	137
Disposals	(79)	(2)	(4)	(85)
Acquisition of subsidiaries	54	—	3	57
Reclassifications	—	14	(17)	(3)
Translation adjustments	(74)	(1)	(3)	(78)
Balance at December 31, 2002	4,024	275	318	4,617
Additions	—	50	84	134
Disposals	—	(6)	(4)	(10)
Acquisition of subsidiaries	81	—	4	85
Translation adjustments	296	6	13	315
Balance at December 31, 2003	4,401	325	415	5,141

Accumulated amortization:
Balance at December 31, 2000	406	13	34	453
Amortization	390	44	38	472
Disposals	—	—	(6)	(6)
Disposal of subsidiaries	—	(5)	(2)	(7)
Impairment	1,130	—	—	1,130
Reclassifications	—	5	1	6
Translation adjustments	(18)	—	(3)	(21)
Balance at December 31, 2001	1,908	57	62	2,027
Amortization	303	75	49	427
Disposals	(41)	(1)	(3)	(45)
Acquisition of subsidiaries	—	—	1	1
Impairment	702	—	—	702
Reclassifications	—	1	(1)	—
Translation adjustments	(38)	—	(1)	(39)
Balance at December 31, 2002	2,834	132	107	3,073
Amortization	213	88	60	361
Disposals	—	(5)	(3)	(8)
Acquisition of subsidiaries	—	—	1	1
Impairment	280	—	—	280
Translation adjustments	217	2	5	224
Balance at December 31, 2003	3,544	217	170	3,931

Net book value:
At December 31, 2000	2,807	61	179	3,047
At December 31, 2001	2,215	145	202	2,562
At December 31, 2002	1,190	143	211	1,544
At December 31, 2003	857	108	245	1,210

The vast majority of Swisscom’s goodwill relates to its 93.0% ownership of debitel, a network independent telecommunications company that provides mobile communications, fixed line and internet services. The acquisition of this interest has been made in various steps originating with a 74.2% interest in 1999 and an additional 20.0% in 2001, when Swisscom paid CHF 928 million, of which CHF 906 million was allocated to goodwill. An additional 0.8% was acquired in 2002. During 2002, Swisscom also sold 1,780,000, or 2.0%, of the outstanding debitel shares to ElectronicPartner (EP) as consideration for exclusive distribution rights of debitel’s products. This resulted in a reduction of goodwill and an increase in minority interest and other intangible assets and was based on the quoted market value of debitel’s share on the day of the transaction. As the carrying value of Swisscom’s investment that was sold exceeded the fair value of the shares sold, Swisscom recorded a CHF 13 million loss on the transaction. The goodwill of debitel is amortized on a straight-line basis over 10 years and at December 31, 2003 has a remaining life of approximately 6 years.

As a result of significant changes in the telecommunications sector, including the expected delay in the implementation of the third generation system, UMTS, Swisscom recorded an impairment charge relating to debitel in 2001. As a result of a further decline in future expected growth in the mobile sector, Swisscom recorded an additional charge in 2002. These impairment charges represent the difference between the carrying value of this investment and the value in use amount. The value in use amount was determined based on projections of future profitability. The total projected cash flow was discounted by debitel’s weighted average cost of capital of 10.26% in 2001 and 10.75 % in 2002 that was determined using the Capital Asset Pricing Model. The increase in WACC was primarily attributable to an increase in risk associated with the achievability of the business plan. This methodology indicated that the value ascribed to Swisscom’s share of debitel was CHF 2,232 million compared to a carrying value of CHF 3,362 million at December 31, 2001 and CHF 1,200 million compared to a carrying value of CHF 1,902 million at December 31, 2002. The difference of CHF 1,130 million and CHF 702 million was recorded as an impairment charge in 2001 and 2002, respectively.

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

Swisscom is currently engaged in discussions concerning the potential disposal of its shareholding in debitel AG. Swisscom therefore believes that the value in use for debitel approximates the net amount that would be expected from a sale and recorded an impairment charge of CHF 280 million at December 31, 2003. At December 31, 2003, Swisscom had a cumulative currency translation loss of CHF 221 million recorded under other reserves in shareholders’ equity. If Swisscom disposes of debitel, the cumulated currency translation loss through the date of sale would be removed from equity and recorded under financial expense in the same period in which the disposal is recorded.

In September 2001, Swisscom acquired AGI IT Services AG and recorded goodwill of CHF 102 million. See Note 15.

The addition to goodwill in 2003 relates primarily to the acquisitions of T-Systems Card Services AG and acquisitions by Swisscom Eurospot in Germany, the UK and the Netherlands in connection with the set up of a European WLAN business.

26.	Non-current financial assets

			Financial
	Available-	Loans and	assets from	Other
	for-sale	receivables	cross-border	financial
CHF in millions	investments	originated	tax leases	assets	Total
Balance at January 1, 2001	763	341	1,194	46	2,344
Additions	84	135	77	8	304
Disposals	(35)	(146)	(2)	(27)	(210)
Translation adjustments	—	(7)	26	—	19
Write off of loans receivable	—	(212)	—	—	(212)
Revaluation deficit included in equity	(119)	—	—	—	(119)
Revaluation deficit included in income statement	(231)	—	—	—	(231)
Balance at December 31, 2001	462	111	1,295	27	1,895
Additions		72	26		98
Disposals		(23)	(1)	(10)	(34)
Translation adjustments			(216)		(216)
Write off of loans receivable		(4)			(4)
Revaluation deficit included in equity	(3)				(3)
Revaluation deficit included in income statement	(152)				(152)
Balance at December 31, 2002	307	156	1,104	17	1,584
Additions	—	9	29	—	38
Disposals	(12)	(38)	(1)	(3)	(54)
Translation adjustments	1	3	(119)	—	(115)
Write off of loans receivable	—	(4)	—	—	(4)
Revaluation deficit included in equity. See Note 35.	(31)	—	—	—	(31)
Revaluation deficit included in income statement	(33)	—	(2)	—	(35)

Balance at December 31, 2003	232	126	1,011	14	1,383

Available-for-sale investments comprise primarily Swisscom’s investments in Swiss International Airlines Ltd (“Swiss”) and Infonet Services Corp. (“Infonet”).

In November 2001 Swisscom subscribed for CHF 100 million of new shares of Swiss at CHF 56 per share. The shares were issued to Swisscom on December 21, 2001, on which date the market value of these shares amounted to CHF 79 million. The difference between the commitment price and the market price of CHF 21 million was recorded under financial expense. See Note 13. At December 31, 2001 Swisscom recorded a fair value adjustment of CHF 3 million, net of taxes of CHF 1 million, being the difference between the year end price of CHF 82 million and the cost basis of CHF 79 million, through equity.

The market value of Swiss amounted to CHF 38 million on December 31, 2002 and CHF 5 million on March 31, 2003. Swisscom determined that the significant decline in the market value of the investment provided objective evidence that the asset was impaired. Accordingly, in 2002 and the first quarter of 2003 CHF 41 million and CHF 33 million, respectively were removed from equity and recorded under financial expense. The CHF 3 million that was recorded in equity in 2001 was reversed in 2002. At December 31, 2003, the market value exceeded the cost basis by CHF 12 million. This increase was recorded against equity.

Swisscom’s investment in Infonet consists of both Class A shares and Class B shares. The difference between Class A and Class B shares is that Class A shares have 10 votes versus 1 vote for Class B shares. Class A shares can be converted on a one to one basis into Class B shares which are listed on the New York Stock Exchange. Swisscom used the quoted market price of Class B shares to determine the fair value of Class A shares. As required by IAS 39, on January 1, 2001, Swisscom made an adjustment to record the investment at fair value by increasing both investments and equity before taxes by CHF 119 million. In 2001 and 2002, the shares of Infonet, like many other companies in the telecommunications sector, declined sharply. At December 31, 2001 and 2002 Swisscom’s cost basis exceeded its market value by CHF 219 million and CHF 111 million, respectively. Swisscom believed the substantial declines in the value of the shares and the length of time that they were below cost provided objective evidence that this investment was impaired. Accordingly, at December 31, 2001 and 2002 Swisscom removed the CHF 219 million and CHF 111 million, respectively, from equity and recorded it under financial expense. The amount of the increase in value that was recorded directly to equity on January 1, 2001 of CHF 119 million was reversed through equity before the reduction in value was recorded in the income statement. See Note 13.

At December 31, 2003, the market value of Infonet had decreased by CHF 53 million to CHF 175 million. No impairment was recorded because the market price exceeded the cost basis just before and after year-end. The excess of the cost basis over the market value of CHF 53 million was therefore recorded against equity.

Swisscom entered into cross-border tax lease arrangements in 1999 and 2000. The financial assets of these arrangements are recorded in USD and were valued using the exchange rate on the balance sheet date. This valuation resulted in a translation adjustment of CHF 119 million in 2003. Financial assets from cross-border tax lease arrangements represent those assets that were not offset with corresponding liabilities. See Note 27.

27.	Debt

Short-term debt

CHF in millions	2001	2002	2003
Short-term loans	73	67	56
Short-term bank credit	—	—	256
Current portion of long-term debt	1,000	750	5
Employee savings deposits	577	2	—
Short-term loans payable to affiliated companies	47	3	3
Current portion of finance lease obligations. See Note 31.	40	63	61
Derivative financial instruments. See Note 34.	20	131	195

Total short-term debt	1,757	1,016	576

Long-term debt

Long-term debt consists primarily of unsecured fixed interest rate loans, denominated in Swiss francs, granted by the Swiss Post and financial liabilities from cross-border tax lease arrangements, denominated in USD. Maturities are as follows:

CHF in millions	2001	2002	2003
Within one year	1,000	750	—
Within 1-2 years	750	—	—
Total Swiss Post debt	1,750	750	—
Financial liability from cross-border tax lease arrangements	1,600	1,463	1,339
Other long-term debt	63	42	40
Total	3,413	2,255	1,379
Less current portion	(1,000)	(750)	(5)

Total long-term debt	2,413	1,505	1,374

In 1999, 2000 and 2002, Swisscom entered into cross-border tax lease arrangements with foreign investors relating to parts of its fixed and mobile networks. Under the terms of the agreements, with durations ranging from 13 to 30 years, Swisscom received payments and effected investments in financial assets. At December 31, 2003 liabilities and financial assets arising from these transactions amounted to USD 3,899 million (CHF 4,830 million) and USD 3,635 million (CHF 4,502 million), respectively. In accordance with Interpretation SIC-27, “Evaluating the substance of transactions involving the legal form of a lease”, Swisscom concluded that total financial assets of USD 2,819 million (CHF 3,491 million), which were either irrevocably placed with highly rated securities in trusts or non-refundable payment undertaking agreements with financial institutions with minimal credit risk were signed, lacked economic substance and should not be recognized, as the definition of an asset and liability had not been met. Accordingly, these financial assets and liabilities have been eliminated from the consolidated financial statements. Swisscom is not responsible for any performance under these arrangements, other than that which would be done in the normal course of business, and therefore recognized the fees as financial income in the period the transaction was closed. In 2002, Swisscom recorded a fee of CHF 28 million under financial income. Debt of CHF 1,339 million and financial assets of CHF 1,011 million were recorded in Swisscom’s balance sheet at December 31, 2003.

Future minimum payments resulting from cross-border tax lease arrangements are due as follows:

CHF in millions	2001	2002	2003
Within one year	80	66	65
Within 1-2 years	79	72	75
Within 2-3 years	83	87	64
Within 3-4 years	86	73	237
Within 4-5 years	83	77	108
After 5 years	4 807	4,041	3,016
Total future payment commitments	5 218	4,416	3,565
Less future interest charges	(3 618)	(2,963)	(2,232)
Total liability from cross-border tax lease arrangements (net present value)	1 600	1,453	1,333
Fair value adjustments	—	10	6
Long-term liability from cross-border tax lease arrangements	1 600	1,463	1,339

The weighted-average effective interest rates at the balance sheet date were as follows:

CHF in millions	2001	2002	2003
Short-term loan	5.85%	5.62%	3.24%
Swiss Post loan	3.89%	3.65%	3.72%
Employee savings deposits	2.54%	2.45%	—
Short-term loans payable to affiliated companies	2.00%	4.64%	2.13%
Financial liability from cross-border tax lease arrangements	6.99%	6.78%	6.71%

28.	Accrued liabilities

		Dismantlement
		and
	Termination	restoration
CHF in millions	benefits	costs	Environmental	Other	Total
Balance at December 31, 2000	28	338	211	167	744
Additional provisions	92	1	1	64	158
Present value adjustment	—	26	3	—	29
Reclassifications	—	2	—	(11)	(9)
Reversal of unused provisions	—	(18)	(183)	(25)	(226)
Utilized during year	(44)	—	—	(50)	(94)
Translation adjustments	—	—	—	(2)	(2)
Balance at December 31, 2001	76	349	32	143	600
Additional provisions	94	3	—	125	222
Present value adjustment	3	22	1	—	26
Reversal of unused provisions	(2)	(3)	(5)	(14)	(24)
Utilized during year	(53)	—	—	(25)	(78)
Translation adjustments	—	—	—	(1)	(1)
Balance at December 31, 2002	118	371	28	228	745
Additional provisions	100	4	5	167	276
Present value adjustment	1	(39)	—	—	(38)
Reversal of unused provisions	(12)	(22)	—	(77)	(111)
Utilized during year	(90)	—	—	(38)	(128)
Acquisition of subsidiaries	—	—	—	9	9
Translation adjustments	—	—	—	2	2
Balance at December 31, 2003	117	314	33	291	755
Less current portion	(66)	—	—	(260)	(326)

Total non-current accrued liabilities	51	314	33	31	429

For further information concerning termination benefits see Note 7.

Provisions for dismantlement and restoration costs

Provisions for dismantlement and restoration costs relate to the dismantlement of mobile stations and analog transmitter stations and restoration of property owned by third parties on which the transmitters are located. In 2003, Swisscom extended the expected timing of the dismantlement as a result of a change in requirements of a major customer, which result in the stations being used for a longer period. The dismantlements are now expected to be incurred mainly after 2010. This resulted in a reduction in the present value of CHF 43 million. The provision is based on future estimated costs and is discounted using a discount rate of 3.75% for analog transmitter stations in 2001, 3.0% in 2002 and 2003 and discount rates of 3.5%, 2.5% and 3.1% for mobile stations in 2001, 2002 and 2003, respectively. The present value adjustment includes amounts arising from the changes in the discount rate in 2001, 2002 and 2003 of CHF 11 million, CHF 11 million and CHF 4 million, respectively. The provision was reduced in 2003 by CHF 22 million due to the elimination of the liability resulting from the sale of stations.

Environmental

In 2001, the reserve for environmental liabilities was reduced because under the terms of the sale and leaseback agreements Swisscom is no longer liable for such costs. Furthermore as a result of certain technology changes and other factors it was concluded that the provision should be reduced.

Provisions for interconnection lawsuits

Swisscom supplies interconnection services to other telecom companies in Switzerland. Two of these companies filed lawsuits against Swisscom in 2000 on the grounds that the interconnection prices levied by Swisscom for the years 2000 to 2003 were too high. On November 6, 2003, the Federal Communications Commission (ComCom) decreed that Swisscom had to reduce the interconnection prices for these two competitors by 25% to 35%, retroactively for the years 2000 to 2003, which corresponds to the sum of CHF 208 million. Swisscom has lodged an appeal with the Federal Court. The two competitors which filed the lawsuits have also lodged appeals with the Federal Court demanding a further reduction in interconnection prices than decreed by ComCom without specifying an amount. Swisscom has recorded a provision representing management’s best estimate, since the lawsuits were filed. Following the ComCom decree, the management of Swisscom revised its estimate and increased the provision. The provision is reported under other accrued liabilities.

29.	Other current liabilities

CHF in millions	2001	2002	2003
Interest payable	6	2	1
VAT payable	109	120	111
Social security payable	41	13	12
Accrual for overtime and unused vacation	61	72	58
Accrued expenses	1,121	881	862
Revenue received in advance	445	438	339

Total other current liabilities	1,783	1,526	1,383

Revenue from the sale of telephone cards for the fixed network, which are valid for 3 years, is deferred and recognized either when the services are provided or once the card is no longer valid. Historically Swisscom was not able to reliably track the total amount of unutilized credit for cards that were no longer valid. In 2003, however, Swisscom implemented changes to the system to allow them to reliably track this amount. As a result, Swisscom released CHF 72 million to revenue, of which CHF 39 million relate to 2002 and CHF 29 million to 2001 and prior years. Prior years were not restated as the effect was not material.

30.	Other long-term liabilities

CHF in millions	2001	2002	2003
Revenue received in advance	30	23	15
Deposits received from customers	54	44	36
Deferred gain on sale and leaseback of real estate	236	232	228
Other long-term liabilities	13	8	4

Total other long-term liabilities	333	307	283

31.	Lease obligation

In 2001, Swisscom entered into two agreements for the sale of real estate and at the same time entered into agreements to lease back part of the sold property space. A number of the leaseback agreements qualify as finance leases. The gain of CHF 239 million on the sale of these properties has been deferred and will be released to income over the individual lease terms. The liability relating to these finance leases is included in the table below. The remaining buildings have been leased back under operating leases over periods ranging from 5 to 20 years.

Swisscom entered into several cross-currency interest rate swaps and forward foreign exchange contracts as hedges of USD denominated leases in 1996 and 1997. On adopting IAS 39 effective January 1, 2001, the derivative financial instruments were separated from the finance lease obligation being hedged.

The future minimum lease payments relating to these transactions are included in the following table:

CHF in millions	2001	2002	2003
Within one year	114	133	121
Within 1-2 years	145	129	223
Within 2-3 years	141	243	84
Within 3-4 years	277	87	99
Within 4-5 years	92	104	177
After 5 years	2,306	2,276	2,092
Total future payment commitments	3,075	2,972	2,796
Less future interest charges	(1,755)	(1,787)	(1,712)
Total finance lease obligations (net present value)	1,320	1,185	1,084
Fair value adjustments	9	32	18
Accrued interest	41	38	29
Total finance lease obligations	1,370	1,255	1,131
Less current portion. See Note 27.	(40)	(63)	(61)

Long-term finance lease obligation	1,330	1,192	1,070

The lease obligations are hedged with cross-currency interest rate swaps and forward foreign exchange contracts. See Note 34.

The present value of finance lease liabilities is as follows:

CHF in millions	2001	2002	2003
Within one year	40	63	61
Within 1-2 years	66	60	148
Within 2-3 years	69	164	30
Within 3-4 years	194	32	46
Within 4-5 years	38	50	129
After 5 years	913	816	670

Total finance lease obligations (net present value)	1,320	1,185	1,084

The weighted-average effective interest rates for obligations from finance lease amounted to 4.39%, 4.93% and 5.16% for 2001, 2002 and 2003, respectively.

Payments for operating leases amounted to CHF 85 million, CHF 123 million and CHF 127 million in 2001, 2002 and 2003, respectively. Future minimum lease payments resulting from operating lease contracts are due as follows:

CHF in millions	2001	2002	2003
Within one year	119	113	147
Within 1-5 years	351	340	306
After 5 years	375	342	280

Total future payment commitments	845	795	733

32.	Minority interests

CHF in millions	2001	2002	2003
Balance at beginning of year	61	783	796
Share of net profit of subsidiaries	238	305	346
Issuance of share capital to minority interest	520	—	—
Effect of acquisitions and divestitures	(30)	12	—
Dividends paid to minority interests	(6)	(304)	(393)
Translation adjustments	—	—	2

Balance at end of year	783	796	751

33.	Shareholders’ equity

Shares outstanding at December 31, 2001, December 31, 2002 and December 31, 2003 totaled 73,550,000, 66,203,261 and 66,203,261 with a par value of CHF 17, CHF 9 and CHF 1, respectively. All issued shares are fully paid. Each share entitles the holder to one vote. In accordance with the resolution passed at the General Shareholder’s meeting of May 29, 2001, a par value reduction of CHF 8 per share, amounting to CHF 589 million was approved. A further reduction in par value of CHF 8 per share, amounting to CHF 529 million, was approved at the General Meeting of Shareholders on April 30, 2002. In the first half of 2002, Swisscom bought back 7,346,739 of its own registered shares for CHF 4,264 million. As a result, share capital was reduced by 9.99%. At the General Shareholder’s meeting on May 6, 2003, a further reduction in par value of CHF 8 per share, amounting to CHF 530 million, was approved. The number of treasury shares outstanding at December 31, 2001, December 31, 2002 and December 31, 2003 totaled 3,431, 1,605 and 2,272 respectively.

In 2001, 2002 and 2003, Swisscom acquired 69,804, 125,442 and 53,660 of its own shares, respectively, through purchases on the market. The total amount paid to acquire the shares was CHF 31 million, CHF 63 million and CHF 23 million in 2001, 2002 and 2003, respectively. The total amount paid was deducted from shareholders’ equity.

In 2001, 68,887 shares were issued to employees, members of the Executive Board and the Board of Directors for no consideration. See Note 8.

In 2002, 119,372 shares were sold to employees at a price of CHF 240 per share. In addition, 5,896 shares were issued to members of management and members of the Executive Board. The market value of these shares on the date of issuance in 2002 was CHF 63 million. The difference between the market value and the consideration received from employees has been recognized under personnel expenses. Swisscom also purchased CHF 8 million worth of stock options on the market for its Management Incentive Plan. See Note 8.

In 2003, 44,946 shares were sold to employees at a price of CHF 300 per share. In addition, 8,693 shares were issued to employees and members of the Executive Board and the Board of Directors. The market value of these shares on the date of issuance in 2002 was CHF 23 million. The difference between the market value and the consideration received from employees has been recognized under personnel expenses. Swisscom also purchased CHF 8 million worth of stock options on the market for its Management Incentive Plan. See Note 8.

34.	Financial instruments

Hedging reserve

In the year ended December 31, 2000, Swisscom did not recognize the change in fair values of its derivative financial instruments. On the adoption of IAS 39 at January 1, 2001, certain derivatives were designated as cash flow hedges and remeasured to fair value. The fair values at that date were recorded in fair value and other reserves within shareholder’s equity. See Note 35.

CHF in millions
Balance at January 1, 2001	11
Revaluation	(11)
Tax on revaluation	2
Balance at December 31, 2001	2
Transfers to income statement	4
Tax effect on transfers to income statement	1
Revaluation	(37)
Tax on revaluation	7
Balance at December 31, 2002	(23)
Revaluation	9
Balance at December 31, 2003	(14)

There was no transfer to income statement resulting from hedge ineffectiveness in 2001, 2002 and 2003.

Net fair values of derivative financial instruments

CHF in millions	2001	2002	2003
Contracts with positive fair values
Fair value hedges	9	33	18
Cash flow hedges	7	—	(1)
Non qualifying derivative financial instruments	134	39	29

Total. See Note 19.	150	72	46

Contracts with negative fair values
Fair value hedges	—	—	(6)
Cash flow hedges	4	29	20
Non qualifying derivative financial instruments	16	102	181

Total. See Note 27.	20	131	195

Included in the derivative financial instruments are primarily cross-currency interest rate swaps, interest rate swaps and foreign exchange forwards to hedge interest rate risks and foreign exchange risks with respect to USD relating to the cross-border lease arrangements entered into in 1996, 1997, 2000 and 2002. The maximum length of time hedged is 5 years for cross-border lease arrangements entered into in 1996 and 1997, 25 years for arrangements entered into in 2000 and 10 years for arrangements entered into in 2002.

Also included are foreign exchange forwards for EUR and USD contained in derivative instruments designated to hedge future transactions in connection with the procurement of mobile equipment and obligations arising from international telephone traffic. In 2001, these hedging transactions were designated as cash flow hedges. In 2002, they were reclassified as non qualifying derivative financial instruments as they do not qualify as cash flow hedges.

Fair value of financial instruments

The following table presents the carrying amounts and fair values of Swisscom’s financial instruments outstanding at December 31, 2001, 2002 and 2003. The carrying amounts in the table are included in the balance sheet under the indicated captions. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidated sale.

	Carrying	Fair	Carrying	Fair	Carrying	Fair
CHF in millions	amount 2001	value 2001	amount 2002	value 2002	amount 2003	value 2003
Financial assets
Cash and cash equivalents	3,788	3,788	1,682	1,682	3,237	3,237
Current financial assets	3,316	3,316	285	285	264	264
Trade accounts receivable	2,525	2,525	2,418	2,418	2,219	2,219
Other current assets	493	493	450	450	763	763
Non-current financial assets*	1,895	2,230	1,584	2,126	1,383	1,787

Financial liabilities
Short-term debt*	1,757	1,757	1,016	1,026	576	576
Trade accounts payable	1,237	1,237	1,054	1,054	1,045	1,045
Other current liabilities	1,783	1,783	1,526	1,526	1,383	1,383
Long-term debt*	2,413	2,835	1,505	2,110	1,374	1,830
Finance lease obligation*	1,330	1,585	1,192	1,670	1,070	1,480
Accrued liabilities	600	600	745	745	755	755
Other long-term liabilities	333	333	307	307	283	283

*	The difference between carrying value and net fair value relates principally to the interest rate movements.

Estimation of fair values

Trade accounts receivable, trade accounts payable, other current assets and other current liabilities

The carrying amounts are a reasonable estimate of the fair value because of the short maturity of such instruments.

Cash and cash equivalents, current financial assets and non-current financial assets

The carrying amounts of cash and loans receivable correspond to fair value. The fair value of available-for-sale investments is based on stock exchange quoted bid prices or other market prices. The fair value of financial assets from cross-border tax lease arrangements included in non-current financial assets is calculated using the expected future payments discounted at market interest rates.

Finance lease obligations, accrued liabilities and other long-term liabilities

The fair value of finance lease obligations is estimated using the expected future payments discounted at market rates. The carrying amounts of accrued liabilities and other long-term liabilities correspond to fair value.

Debt

The fair value of fixed rate debt is estimated using the expected future payments discounted at market interest rates.

35.	Fair value and other reserves

	Hedging	Fair value	Translation
CHF in millions	reserve	reserve	reserve	Total
Balance at December 31, 2000	—	2	(224)	(222)
Adoption of IAS 39.	11	90	—	101
Translation adjustments	—	—	(64)	(64)
Transfers to income statement	—	(2)	—	(2)
Revaluation	(11)	(119)	—	(130)
Tax on revaluation	2	30	—	32
Balance at December 31, 2001	2	1	(288)	(285)
Translation adjustments	—	—	(18)	(18)
Transfers to income statement	4	—	—	4
Tax effect on transfers to income statement	1	—	—	1
Revaluation	(37)	(32)	—	(69)
Tax on revaluation	7	1	—	8
Balance at December 31, 2002	(23)	(30)	(306)	(359)
Translation adjustments	—	—	120	120
Transfers in equity	—	(7)	7	—
Transfers to income statement	—	20	(46)	(26)
Revaluation	9	(10)	—	(1)
Tax on revaluation	—	2	—	2

Balance at December 31, 2003	(14)	(25)	(225)	(264)

In 2003, transfers to income statement comprise primarily an impairment charge of CHF 22 million relating to certain of Swisscom’s available-for-sale investments (see Note 19) and the realization of cumulated translation gains of CHF 41 million on the sale of Cesky Telecom. See Note 24.

Revaluation comprises primarily the effect on fair value adjustments, cross-currency interest rate swaps, interest rate swaps and foreign exchange forwards for the cross-border tax lease transactions and to the current and non-current available-for-sale investments. See Notes 19 and 26.

36.	Cash generated from operations

		Year ended December 31
CHF in millions	Note	2001	2002	2003
Net Income		4,964	824	1,569
Adjustments for Minority interest	32	238	305	346
Equity in net income of affiliated companies	24	(32)	(95)	7
Income tax (benefit) expense	16	(15)	361	500
Depreciation	23, 25	1,702	1,578	1,564
Amortization	25	472	427	361
Impairment of goodwill	25	1,130	702	280
Issuance of shares and options to management and employees	7	38	39	12
Net loss on disposal of fixed assets	5,10	77	53	18
Gain on sale of real estate	11	(568)	—	—
Gain on sale of other subsidiaries		(7)	—	—
Gain on partial sale of Swisscom Mobile AG	12	(3,837)	—	—
Financial expense	13	771	517	154
Financial income	14	(416)	(206)	(140)
		4,517	4,505	4,671
Changes in operating assets and liabilities, net of effects of acquisitions and disposals of subsidiaries Decrease in trade accounts receivable		112	101	200
Decrease in inventories		2	77	47
Decrease in other current assets		512	42	54
Decrease in trade accounts payable		(333)	(176)	(145)
Increase (decrease) in other current and accrued liabilities		74	(63)	(80)
Decrease in other long-term liabilities		(77)	(27)	(25)
(Decrease) increase in accrued pension cost		(710)	(117)	5

Cash generated from operations		4,097	4,342	4,727

37.	Commitments and contingencies

Contractual commitments for future capital expenditures at December 31, 2003 amounted to CHF 222 million, of which CHF 211 million will be due in 2004.

At December 31, 2001, Swisscom had guaranteed certain liabilities of affiliated companies and third parties totalling CHF 225 million.

38.	Segment reporting

Effective January 1, 2003, the product ownership of “Business Numbers” was transferred from Fixnet to Enterprise Solutions. In addition, direct mobile interconnection was introduced in February 2003 and Swisscom Mobile and other mobile network operators are now able to terminate their traffic directly on each other’s networks rather than through Fixnet, which had been the intermediary for such traffic. The associated revenues and costs, which in the past were recorded as external revenues and costs in the Fixnet segment, were recorded as external revenues and costs in the Mobile segment in 2003. Prior years have been restated to reflect these changes.

The Fixnet segment comprises primarily access services to residential and business customers, fixed retail telephony traffic in respect of residential customers, wholesale traffic services offered to national and international telecommunication providers and payphone services, operator services and prepaid calling cards. Fixnet also provides leased lines, sells customer equipment and operates a directories database.

Mobile consists principally of mobile telephony, which includes domestic and international traffic for calls made in Switzerland or abroad by Swisscom’s customers and roaming by foreign operators whose customers use their GSM mobile telephones over Swisscom’s networks. It also consists of value-added services numbers, data traffic as well as the sale of mobile handsets.

“Enterprise Solutions” comprises primarily national and international fixed-line voice telephony services to business customers, networking which includes primarily national and international leased lines, intranet services as well as national and, through Infonet Switzerland, international private network services, revenue from inhouse and processes, which include primarily business numbers and revenue from a variety of other services, including consulting, business internet services and public data network services.

The “debitel” segment reflects the business activities of the debitel Group.

The segment “Other” mainly comprises Swisscom Systems AG, Swisscom IT Services AG, Swisscom Broadcast AG, Billag AG, Billag Card Services AG and Swisscom Eurospot AG.

“Corporate” covers the costs of headquarters, the real-estate company, the employment company WORK_LINK and costs not directly allocable to a segment.

Intersegment revenue is determined on the basis of annually agreed internal transfer prices. Costs are allocated to the individual segments based on various factors determined by management and commensurate with the level of usage. Costs relating to termination benefits are calculated per segment for the employees participating in one of the workforce reduction programs and are recorded as part of that segment’s expense. Not all of the costs relating to termination benefits recorded by the segments meet the criteria for recognition under IFRS, and consequently CHF 119 million and CHF 106 million was eliminated in 2002 and 2003, respectively in the “Corporate” segment in the consolidated financial statements.

Segment assets include all operating assets used by a segment and comprise receivables, inventories, other current assets, property, plant and equipment and intangibles. While most of these assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities include all operating liabilities and comprise primarily accounts payable, accrued pension costs, accrued liabilities and other liabilities.

Although Swisscom’s segments are managed on a worldwide basis, they operate primarily in two geographical regions. In Switzerland, its home country, Swisscom provides a full range of telecommunication services. In Germany, debitel primarily sells standardized mobile communications products and services to residential customers and small and medium-sized businesses.

2001			Enterprise
CHF in millions	Fixnet	Moblie	Solutions	debitel	Other	Corporate	Elimination	Total
Net revenue from external customers	4,845	3,220	1,469	3,808	742	90	—	14,174
Intersegment net revenue	1,555	763	150	—	661	676	(3,805)	—
Net revenue	6,400	3,983	1,619	3,808	1,403	766	(3,805)	14,174

Segment expenses	(4,478)	(2,107)	(1,438)	(3,621)	(1,267)	(659)	3,805	(9,765)
Operating income before depreciation (EBITDA)	1,922	1,876	181	187	136	107	—	4,409
Margin in %	30.0	47.1	11.2	4.9	9.7	14.0	—	31.1

Depreciation and amortization	(1,080)	(291)	(33)	(51)	(229)	(100)	—	(1,784)
Operating income before goodwill amortization	842	1,585	148	136	(93)	7	—	2,625

Amortization of goodwill	—	—	—	(387)	—	(3)	—	(390)
Impairment of goodwill	—	—	—	(1,130)	—	—		(1,130)

Segment operating income	842	1,585	148	(1,381)	(93)	4	—	1,105

Gain on sale of real estate								568
Gain on partial sale of Swisscom Mobile AG								3,837

Operating income								5,510

Segment assets	8,567	4,268	460	3,272	1,370	12,110	(6,301)	23,746
Affiliated companies	63	—	—	14	—	526		603
Total assets	8,630	4,268	460	3,286	1,370	12,636	(6,301)	24,349

Segment liabilities	7,874	1,609	429	1,041	988	5,857	(6,301)	11,497
Total liabilities	7,874	1,609	429	1,041	988	5,857	(6,301)	11,497

Capital expenditure	597	315	29	66	173	54	—	1,234
Depreciation, amortization and impairment	1,080	291	33	1,568	229	103	—	3,304
Gain (loss) on disposal of assets, net	(80)	(14)	(1)	13	(13)	18	—	(77)

Geographical Segments

			Additions to
			property, plant and
		Carrying amount	equipment and
CHF in millions	Net revenue	of assets	intangible assets
Switzerland	10,181	20,339	1,150
Germany	2,730	2,825	43
Other international activities	1,263	1,185	41

Total	14,174	24,349	1,234

2002			Enterprise
CHF in millions	Fixnet	Moblie	Solutions	debitel	Other	Corporate	Elimination	Total
Net revenue from external customers	4,762	3,373	1,373	4,111	833	74	—	14,526
Intersegment net revenue	1,500	739	149	—	630	630	(3,648)	—
Net revenue	6,262	4,112	1,522	4,111	1,463	704	(3,648)	14,526

Segment expenses	(4,388)	(2,138)	(1,425)	(3,952)	(1,352)	(506)	3,648	(10,113)
Operating income before depreciation and amortization (EBITDA)	1,874	1,974	97	159	111	198	—	4,413
Margin in %	29.9	48.0	6.4	3.9	7.6	28.1	—	30.4

Depreciation and amortization	(1,049)	(289)	(32)	(62)	(205)	(65)	—	(1,702)
Operating income before goodwill amortization	825	1,685	65	97	(94)	133	—	2,711

Amortization of goodwill	(6)	—	—	(277)	(20)	—	—	(303)
Impairment of goodwill				(702)				(702)

Segment operating income	819	1,685	65	(882)	(114)	133	—	1,706

Segment assets	8,813	3,760	497	2,068	1,165	5,144	(5,180)	16,267
Affiliated companies	43	—	9	10	—	629	—	691
Total assets	8,856	3,760	506	2,078	1,165	5,773	(5,180)	16,958

Segment liabilities	7,388	1,104	451	861	847	3,392	(5,180)	8,863
Total liabilities	7,388	1,104	451	861	847	3,392	(5,180)	8,863

Capital expenditures	585	392	23	68	103	51	—	1,222
Depreciation, amortization and impairment	1,055	289	32	1,041	225	65	—	2,707
Gain (loss) on disposal of assets, net	(50)	(3)	(1)	—	(7)	8	—	(53)

Geographical Segments

			Additions to
			property, plant
		Carrying amount	and equipment and
CHF in millions	Net revenue	of assets	intangible assets
Switzerland	10,180	14,436	1,125
Germany	2,888	1,707	76
Other international activities	1,458	815	21

Total	14,526	16,958	1,222

2003			Enterprise
CHF in millions	Fixnet	Moblie	Solutions	debitel	Other	Corporate	Elimination	Total
Net revenue from external customers	4,498	3,434	1,261	4,555	761	72	—	14,581
Intersegment net revenue	1,348	706	110	—	543	631	(3,338)	—
Net revenue	5,846	4,140	1,371	4,555	1,304	703	(3,338)	14,581

Segment expenses	(3,771)	(2,156)	(1,237)	(4,418)	(1,148)	(548)	3,338	(9,940)
Operating income before depreciation and amortization (EBITDA)	2,075	1,984	134	137	156	155	—	4,641
Margin in %	35.5	47.9	9.8	3.0	12.0	22.0	—	31.8

Depreciation and amortization	(1,076)	(310)	(33)	(68)	(164)	(61)	—	(1,712)
Operating income before goodwill amortization	999	1,674	101	69	(8)	94	—	2,929

Amortization of goodwill	(7)	—	—	(172)	(34)	—	—	(213)
Impairment of goodwill	—	—	—	(280)	—	—		(280)
Segment operating income	992	1,674	101	(383)	(42)	94	—	2,436

Segment assets	9,398	3,707	502	1,666	1,518	4,895	(5,199)	16,487
Affiliated companies	39	—	—	13	—	1	—	53
Total assets	9,437	3,707	502	1,679	1,518	4,896	(5,199)	16,540

Segment liabilities	7,243	1,146	379	810	1,215	2,526	(5,199)	8,120
Total liabilities	7,243	1,146	379	810	1,215	2,526	(5,199)	8,120

Capital expenditures	583	431	13	48	119	19	—	1,213
Depreciation, amortization and impairment	1,083	310	33	520	198	61	—	2,205
Gain (loss) on disposal of assets, net	(14)	(10)	(4)	—	(5)	15	—	(18)

Geographical Segments

			Additions to
			property, plant
		Carrying amount	and equipment and
CHF in millions	Net revenue	of assets	intangible assets
Switzerland	9,993	14,268	1,149
Germany	3,192	1,286	36
Other international activities	1,396	986	28

Total	14,581	16,540	1,213

39.	Executive Board and Board of Directors

Total compensation paid by Swisscom to the Board of Directors in 2001, 2002 and 2003 amounted to CHF 1.4 million, 1.7 million and CHF 1.9 million, respectively. Total compensation paid by Swisscom to Executive Board members in 2001, 2002 and 2003 amounted to CHF 8.0 million, CHF 9.2 million and CHF 9.9 million, respectively, including CHF 0.4 million, CHF 0.5 million and CHF 0.7 million relating to contractual commitments for departing members. Total compensation includes fees, salary, bonuses, special pension fund contributions and other contractual obligations. In addition, for the benefit of its Board of Directors Swisscom made social security contributions of CHF 0,2 million in 2001, CHF 0.2 million in 2002 and CHF 0.3 million in 2003. For the benefit of its Executive Board members Swisscom made social security and ordinary pension fund contributions and insurance payments of CHF 0.7 million in 2001, CHF 1.1 million in 2002 and CHF 1.4 million in 2003. In 2001, 2002 and 2003 the Executive Board consisted of 10, 13 and 12 members, respectively. 25% of the Executive Board’s bonus was paid in stock and stock options. In 2001 and 2003, 25% of the Board of Directors’ compensation was also paid in stock and stock options. No stock or stock options were paid to the Board of Directors in 2002. See Note 8.

40.	Significant subsidiaries and affiliated companies

		Interest in	Consolidation	Share Capital
Company name	Location, country	percent	method	in thousands		Segment
Switzerland
Billag AG	Fribourg, Switzerland	100	Full	CHF	100	Other
Billag Card Services AG1)	Brüttisellen, Switzerland	100	Full	CHF	350	Other
Bluewin AG2)	Zurich, Switzerland	100	Full	CHF	20,000	Fixnet
cablex AG	Berne, Switzerland	100	Full	CHF	5,000	Fixnet
Infonet (Schweiz) AG	Berne, Switzerland	90	Full	CHF	1,500	Enterprise Sol.
PersPec Personal Perspectiv AG	Berne, Switzerland	100	Full	CHF	500	Corporate
PubliDirect Holding AG	Zurich, Switzerland	49	Equity	CHF	10,000	Fixnet
SICAP AG3)	Köniz, Switzerland	75	Equity	CHF	2,000	Mobile
Swisscom Broadcast AG	Berne, Switzerland	100	Full	CHF	25,000	Other
Swisscom Directories AG	Berne, Switzerland	51	Full	CHF	1,500	Fixnet
Swisscom Enterprise Solutions AG	Berne, Switzerland	100	Full	CHF	75,000	Enterprise Sol.
Swisscom Eurospot S.A.4)	Geneva, Switzerland	100	Full	CHF	10,000	Other
Swisscom Fixnet AG	Berne, Switzerland	100	Full	CHF	1,000,000	Fixnet
Swisscom Immobilien AG	Berne, Switzerland	100	Full	CHF	100,000	Corporate
Swisscom IT Services AG	Berne, Switzerland	71.1	Full	CHF	150,000	Other
Swisscom Mobile AG	Berne, Switzerland	75	Full	CHF	100,000	Mobile
Swisscom Systems AG	Biel-Bienne, Switzerland	100	Full	CHF	70,000	Other
WORK_LINK AG	Berne, Switzerland	40	Full	CHF	100	Corporate
Other countries
AUCS Communications Services v.o.f.5)	Hoofddorp, Netherlands	33,33	Equity	EUR	—	Corporate
debitel-Gruppe	Stuttgart, Germany	93	Full	EUR	89,000	debitel
DANGAARD Telecom Holding A/S	Padborg, Denmark	21,09	Equity	DKK	100,000	debitel
debitel Danmark A/S, Denmark	Albertslund, Denmark	78,28	Full	DKK	149,200	debitel
debitel France S.A., France	Chaville, France	100	Full	EUR	500	debitel
debitel Nederland B.V. , Netherlands	Hoofddorp, Netherlands	100	Full	EUR	68	debitel
debitel Shop B.V, Netherlands	Amersfoort, Netherlands	100	Full	EUR	20	debitel
debitel telekomunikacije Slovenia d.d.	Ljubljiana, Slovenia	52	Full	SIT	463,423	debitel
debitel Vertriebs GmbH, Germany	Stuttgart, Germany	100	Full	EUR	26	debitel
debitel Mobile Services Holding GmbH	Stuttgart, Germany	100	Full	EUR	25	debitel
DGS (Dansk GSM Service A/S)	Padborg, Denmark	100	Full	EUR	500	debitel
MIDRAY GmbH, Germany	Cologne, Germany	100	Full	EUR	511	debitel
Videlec Distribution S.A.	Paris, France	100	Full	EUR	1,000	debitel
Swisscom (Belgium) N.V.	Brussels, Belgium	100	Full	EUR	62	Fixnet
Swisscom Carrier Services S.p.A.	Milan, Italy	100	Full	EUR	300	Fixnet
Swisscom (Deutschland) GmbH	Stuttgart, Germany	100	Full	EUR	26	Fixnet
Swisscom Deutschland Holding GmbH	Frankfurt, Germany	100	Full	EUR	26	Corporate
Swisscom (France) SA	Paris, France	100	Full	EUR	50	Fixnet
Swisscom Finance Ltd.	St. Helier, Jersey	100	Full	EUR	64,468	Corporate
Swisscom (Netherlands) B.V.	Amsterdam, Netherlands	100	Full	EUR	45,000	Fixnet
Swisscom North America, Inc.	Washington D.C., USA	100	Full	USD	—	Fixnet
Swisscom Re AG	Vaduz, Lichtenstein	100	Full	CHF	1,000	Corporate
Swisscom (UK) Ltd.	London, Great Britain	100	Full	GBP	—	Fixnet
TelSource N.V.5)	The Hague, Netherlands	49	Equity	EUR	91	Corporate

1)	Acquisition by Billag AG as of December 19, 2003.

2)	Incorporation in 2003.

3)	Fully owned subsidiary of Swisscom Mobile AG.

4)	Formerly European PWLAN AG. Swisscom Eurospot S.A. represents companies purchased or incorporated in Germany, France, the Netherlands, Belgium, Luxembourg, the UK, Spain and Italy.

5)	Joint venture.

In 2003, the fully consolidated Telecom FL AG, Liechtenstein, and the shareholding in Cesky Telecom, Czech Republic, were sold; the business activities of conextrade AG were transferred to Swisscom IT Services AG; Unit.net AG discontinued its operations and went into liquidation; and debitel DANGAARD France SAS and debitel France S.A. as well as Videlec Distribution S.A. and Videlec S.A. merged their operations.

41.	Post Balance sheet events

Dividend

At the General Meeting of Shareholders on April 27, 2004, a dividend of CHF 13 per share, amounting to a total income distribution of CHF 861 million, is to be proposed for 2003. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders equity as an appropriation of retained earnings in the year ending December 31, 2004. The dividends declared in respect of 2000, 2001 and 2002 were CHF 809 million, CHF 728 million and CHF 794 million, respectively.

42.	Differences between International Financial Reporting Standards and U.S. Generally Accepted Accounting Principles

The consolidated financial statements of Swisscom have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP would have affected the balance sheet as of December 31, 2001, 2002 and 2003 and net income for each of the years in the three-year period ended December 31, 2003 to the extent described below. A description of the material differences between IFRS and U.S. GAAP as they relate to Swisscom are discussed in further detail below

Reconciliation of net income from IFRS to U.S. GAAP

The following schedule illustrates the significant adjustments to reconcile net income in accordance with IFRS to the amounts determined in accordance with U.S. GAAP for each of the three years ended December 31.

CHF in millions	2001	2002	2003
Net income according to IFRS	4,964	824	1,569
U.S. GAAP adjustments:
a) Capitalization of interest cost	(31)	(1)	(1)
b) Retirement benefits	32	(17)	(12)
c) Stock based compensation	(8)	9	6
d) Termination benefits	50	(20)	11
e) Write-down of long-lived assets	(30)	—	—
f) Capitalization of software	(124)	—	—
g) Impairment of investments	24	—	—
h) Cross-border tax leases	14	(13)	15
i) debitel purchase accounting	(142)	(82)	(86)
j) Application of SAB 101	18	9	31
k) Site restoration	18	14	(13)
l) Telephone poles	10	4	—
m) Goodwill amortization	—	304	213
m) Goodwill impairment	1,130	(283)	280
n) Dilution gains	(72)	—	—
o) Derivative accounting	21	(21)	—
p) Sale and leaseback transaction	(286)	30	24
q) Income taxes	114	29	21
Net income before cumulative effect of accounting change according to U.S. GAAP	5,702	786	2,058
k) l) m) Cumulative effect of accounting change, net of tax	—	(1,649)	38

Net income (loss) according to U.S. GAAP	5,702	(863)	2,096

The impact on U.S. GAAP basic and diluted earnings (loss) per share is as follows:

CHF	2001	2002	2003
Basic earnings per share before accounting change	77.53	11.62	31.09
Cumulative effect of accounting change	—	(24.38)	0.57

Basic earnings (loss) per share	77.53	(12.76)	31.66

Diluted earnings per share before accounting change	77.49	11.61	31.07
Cumulative effect of accounting change	—	(24.35)	0.57

Diluted earnings (loss) per share	77.49	(12.74)	31.64

The shares outstanding used to calculate basic and diluted earnings per share under U.S. GAAP are the same as that used under IFRS.

Reconciliation of shareholders’ equity from IFRS to U.S. GAAP

The following is a reconciliation of the significant adjustments necessary to reconcile shareholders’ equity in accordance with IFRS to the amounts in accordance with U.S. GAAP as at December 31, 2001, 2002 and 2003.

CHF in millions		2001	2002	2003
Shareholders’ equity according to IFRS		12,069	7,299	7,669
U.S. GAAP adjustments:
a)	Capitalization of interest cost	50	49	48
b)	Retirement benefits	254	(136)	11
c)	Stock based compensation	(5)	4	—
d)	Termination benefits	50	30	41
e)	Write-down of long-lived assets	—	—	—
f)	Capitalization of software	—	—	—
g)	Impairment of investments	(9)	(9)	(9)
h)	Cross-border tax leases	(300)	(313)	(298)
i)	debitel purchase accounting	(381)	107	28
j)	Application of SAB 101	(232)	(223)	(192)
k)	Site restoration	(39)	(25)	(7)
l)	Telephone poles	(11)	(7)	—
m)	Goodwill	1,130	(1,050)	(633)
p)	Sale and leaseback transaction	(286)	(256)	(232)
q)	Income taxes	4	117	97

Shareholders’ equity according to U.S. GAAP		12,294	5,587	6,523

a)	Capitalization of interest cost

Swisscom expenses all interest costs as incurred. U.S. GAAP requires interest costs incurred during the construction of property, plant and equipment to be capitalized.

The U.S. GAAP reconciliation includes adjustments arising from the application of the method prescribed by Statement of Financial Accounting Standards (SFAS) No. 34, “Capitalization of Interest Cost”.

The effect on capitalization of interest cost, corresponding additional depreciation expense on the increased amount of property, plant and equipment and the disposal of property would be as follows:

CHF in millions	2001	2002	2003
Interest capitalized during year	12	8	8
Depreciation expense	(8)	(9)	(9)
Disposal of property during year	(35)	—	—

Net income statement effect	(31)	(1)	(1)

CHF in millions	2001	2002	2003
Gross amount capitalized	88	96	104
Accumulated depreciation	(38)	(47)	(56)

Net amount capitalized	50	49	48

b)	Retirement benefits

For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 “Employers’ Accounting for Pensions” and the disclosure is presented in accordance with SFAS 132 “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. Presented below are the disclosures required by U.S. GAAP that are different from that provided under IFRS. Except as described below, the plan liabilities and assets are the same under U.S. GAAP as IFRS. The difference in the balance sheet and income statement amounts are attributable to how and when the respective standards were implemented, and the recognition of a minimum liability in 2002 and 2003 under U.S. GAAP.

The following weighted average assumptions were used in accounting for the defined benefit plan under U.S. GAAP:

	2001	2002	2003
Weighted average discount rate	4.25%	3.90%	3.75%
Rate of increase in future compensation levels	3.10%	3.10%	3.10%
Expected long-term rate of return on plan assets	5.50%	5.50%	5.00%

Net periodic pension cost includes the following components:

CHF in millions	2001	2002	2003
Service cost on benefits earned	154	178	182
Interest cost on projected benefit obligation	258	261	255
Expected return on plan assets	(213)	(248)	(227)
Amortization of prior service cost	21	29	29
Amortization of actuarial loss	—	—	30
Net periodic pension cost under U.S. GAAP	220	220	269
Net periodic pension cost under IFRS. See Note 9.	252	203	257

Difference between U.S. GAAP and IFRS	32	(17)	(12)

The status of the pension plan is as follows:

CHF in millions	2001	2002	2003
Benefit obligation:
At beginning of year	6,259	6,316	6,726
Service cost on benefits earned	154	178	182
Interest cost on projected benefit obligation	258	261	255
Contributions of plan participants	106	88	97
Net transfers	(117)	(3)	(160)
Benefits paid	(258)	(214)	(211)
Actuarial loss (gain)	(258)	100	(19)
Plan amendments	81	—	10
Acquisition	91	—	23
Benefit obligation at end of year	6,316	6,726	6,903

Plan assets at fair value:
At beginning of year	3,941	4,562	4,559
Actual return on plan assets	(158)	(195)	341
Employer contributions	962	321	253
Contributions of plan participants	106	88	97
Net transfers	(117)	(3)	(160)
Benefits paid	(258)	(214)	(211)
Acquisition	86	—	14
Plan assets at fair value at end of year	4,562	4,559	4,893

Benefit obligation in excess of plan assets	1,754	2,167	2,010
Minimum liability adjustment	—	683	506
Unrecognized actuarial loss	(451)	(993)	(830)
Unrecognized prior service cost	(339)	(310)	(292)
Accrued pension cost under U.S. GAAP	964	1,547	1,394
Accrued pension cost under IFRS. See Note 9.	1,218	1,101	1,113

Difference between U.S. GAAP and IFRS	254	(446)	(281)

The difference between U.S. GAAP and IFRS is allocated in 2002 to intangible assets of CHF 310 million and a reduction of equity of CHF 136 million. In 2003 the adjustment is allocated to intangible assets of CHF 292 million and an increase in equity of CHF 11 million.

In contrast to the projected benefit obligation, the accumulated benefit obligation, which amounted to CHF 6,106 million in 2002 and CHF 6,287 million in 2003, does not include an assumption about future compensation levels in determining the actuarial present value of benefits based on employee service and compensation as of a certain date. Under U.S. GAAP, the pension liability cannot be less than the amount by which the accumulated benefit obligation exceeds plan assets. If an additional minimum liability is recognized, an intangible asset up to the amount of the unrecognized prior service cost is also recognized and the remaining amount is recorded as part of other comprehensive income (reduction of equity) net of income taxes.

A minimum liability adjustment of CHF 683 million was recorded for U.S. GAAP purposes in 2002, of which CHF 310 million, reflecting the unrecognized prior service cost, was recorded as an intangible asset and the remaining CHF 373 million was recorded, net of tax of CHF 86 million, in other comprehensive income (reduction of equity).

A minimum liability adjustment of CHF 506 million was recorded for U.S. GAAP purposes in 2003, of which CHF 292 million, reflecting the unrecognized prior service cost, was recorded as an intangible asset and the remaining CHF 214 million was recorded, net of tax of CHF 48 million, in other comprehensive income (reduction of equity).

Other comprehensive income before tax relating to the minimum liability increased by CHF 159 million in 2003.

Net transfers represents the net amount of transfers out, which represent payments made on behalf of former employees to the pension plans of their new employer that reduce both the plan assets and liabilities, and transfers in, which represent the increase to both the asset and liabilities when employees join Swisscom and transfer assets and liabilities from their previous employer.

Plan assets consist of equity investments, obligations of governmental agencies, and other interest-bearing investments. Actual allocations in the Company’s pension plans at December 31, 2001, 2002 and 2003 and target allocations were as follows:

	Target	2001	2002	2003
Debt Securities	62.5%	56.5%	65.3%	60.6%
Equity securities	30.0%	28.5%	24.0%	30.9%
Real estate and other	7.5%	15.0%	10.7%	8.5%

Total	100.0%	100.0%	100.0%	100.0%

Investment policies and strategies for comPlan are approved periodically by the pension trustees, having regard to the potential risks and returns offered by investment in the various assets available. Target asset allocation and investment return criteria are established by the trustees with the overriding objective of stable earnings growth. Actual results are monitored against those targets and the trustees are required to report to the members of the plan, including an analysis of investment performance on an annual basis at a minimum. Day to day asset management is performed by third party asset management companies, reporting to the pension trustees. The long-term rate of return on plan asset assumptions used to determine pension expense under U.S. GAAP is based on historical investment performance and the target investment return criteria for the future determined by the trustees.

In 2004, the Company expects to make normal employer pension contributions of CHF 192 million to comPlan.

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

As a consequence of the change in accounting under IFRS, management decided to change from the intrinsic-value-based method under Accounting Principles Board Opinion No. 25 (“APB 25”) to the fair-value-based method under SFAS 123 for purposes of U.S. GAAP. SFAS 123 requires the change to be made prospectively, and, therefore, SFAS 123 is applied only to stock appreciation rights granted since 2001 and there is no difference between IFRS and U.S. GAAP relating to these grants. However, grants made prior to January 1, 2001 continue to be accounted for under APB 25, which requires that compensation costs be recognized on appreciation rights measured as the current period appreciation in the share price over the vesting period. Accordingly, the difference in accounting between IFRS and APB 25 of the 2001 appreciation of CHF 8 million has been recorded as personnel expenses and the 2002 depreciation of CHF 9 million has been recorded as a reduction of personnel expenses. During 2003, the options that were accounted for under APB 25 were exercised resulting in a depreciation of CHF 6 million, which was recorded under personnel expenses. As these options have now been exercised there is no longer a difference between IFRS and U.S. GAAP.

A summary of Swisscom’s stock based compensation transactions is shown below:

				Weighted		Weighted
		Weighted		average		average
		average		exercise		exercise
	2001	exercise price	2002	price	2003	price
Outstanding at January 1	253,664	321	312,173	336	374,345	362
Options granted	61,140	395	62,180	492	86,930	418
Options lapsed	(2,631)	316	(8)	316	(9,552)	400
Options exercised	—	—	—	—	(240,953)	318
Options sold	—	—	—	—	(1,500)	485

Outstanding at December 31	312,173	336	374,345	362	209,270	425

The following table summarizes information about Swisscom’s stock based compensation outstanding at December 31, 2003:

	Number	Weighted	Weighted
	outstanding at	average	average
	December 31,	remaining	exercise
Range of exercise prices	2003	contractual life	price
CHF 350 - CHF 400	52,710	2.3	CHF 368
CHF 401 - CHF 450	86,930	4.3	CHF 418
CHF 451 - CHF 500	61,190	3.1	CHF 468
CHF 501 - CHF 550	2,710	2.8	CHF 504
CHF 551 - CHF 600	5,730	3.3	CHF 569

	209,270	3.4	CHF 425

At December 31, 2003, options exercisable had a weighted average exercise price of CHF 473.

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

CHF in millions	2001	2002	2003
Net income (loss)
As reported	5,702	(863)	2,096
Pro forma	5,710	(872)	2,090

CHF
Basic earnings (loss) per share
As reported	77.53	(12.76)	31.66
Pro forma	77.64	(12.89)	31.57

Diluted earnings (loss) per share
As reported	77.49	(12.74)	31.64
Pro forma	77.59	(12.88)	31.55

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

Put Options
In connection with the 1998 Leveraged Executive Asset Plan (“LEAP”), Swisscom issued 23,276 shares to employees that give them the option of putting the shares back to Swisscom at the initial offering price if the market price of the share on the exercise date is less than the initial public offering price. For U.S. GAAP purposes these shares, with a carrying value of CHF 8 million, were considered to be temporary equity, and had been reclassified to be excluded from shareholders’ equity. In 2003, these options expired and the shares, previously classified as temporary equity under U.S. GAAP, were reclassified to shareholders’ equity.

The difference between equity under IFRS and U.S. GAAP can be summarized as follows:

CHF in millions
Difference at beginning of year	4
Reclassification of put options from temporary equity to equity	8
Reduction in expense from 2003	6
Liability under U.S. GAAP reversed into equity when SAR’s were exercised	12
Liability under IFRS reversed into equity when SAR’s were exercised. See Note 8.	(30)

Difference at end of year	—

d)	Termination benefits

In 2001 and 2003, Swisscom offered to certain employees born between 1946 and 1950 an early retirement plan. The CHF 50 million in 2001 and the CHF 18 million in 2003 that were recognized under IFRS represent the present value, discounted using a rate of 2.5%, of the amount that will be paid to the employees over the period that they are not providing service to Swisscom or the difference between the 75% salary these employees receive and the 50% they actually work. Under U.S. GAAP the costs are to be accrued over the remaining service period of the employees. As the plan was introduced at the end of 2001, the entire amount recorded under IFRS in 2001 was reversed under U.S. GAAP. In 2002, Swisscom revised its estimate under IFRS downwards by CHF 13 million to CHF 37 million and recorded interest expense of CHF 2 million. The amount accrued under U.S. GAAP in 2002 was CHF 9 million. In 2003, Swisscom recognized a further CHF 18 million under IFRS, of which CHF 9 million was utilized during 2003. The liability outstanding at December 31, 2003 of CHF 9 million was reversed under U.S. GAAP. In addition, Swisscom reversed interest expense of CHF 1 million and accrued CHF 11 million under U.S. GAAP relating to those employees who entered the plan in 2001.

Effective January 1, 2003, Swisscom adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” Under the guidance of SFAS No. 146, termination benefits are not allowed to be immediately accrued if employees are required to render service until they are terminated and will not be terminated within the minimum retention period, which is three months. If employees are required to continue working beyond the minimum retention period, the liability is to be recognized ratably over the future service period.

During 2003, under IFRS, Swisscom accrued termination benefits relating to its outplacement program. Under U.S. GAAP at December 31, 2003, Swisscom has reversed termination benefit accruals of CHF 12 million relating to employees who will not be terminated within the minimum retention period. Under U.S. GAAP, these expenses will be recognized over the future service period of these employees.

The U.S. GAAP adjustments that impact the balance sheet consist of the following:

CHF in millions	2001	2002	2003
Accrued liabilities under IFRS	76	118	117
Accrued liabilities under U.S. GAAP	26	88	76

Difference	50	30	41

The U.S. GAAP adjustments that impact the income statement consist of the following:

CHF in millions	2001	2002	2003
Operating expense	92	90	87
Interest expense	—	2	1
Total IFRS expense	92	92	88
Total U.S. GAAP expense	42	112	77

Difference	50	(20)	11

e)	Write-down of long-lived assets

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

As the assets were not written down under U.S. GAAP, additional depreciation expense of CHF 30 million has been recognized in the year ended December 31, 2001. At December 31, 2001 these assets were fully depreciated.

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

CHF in millions	2001	2002	2003
Software capitalized during year	—	—	—
Amortization expense	(124)	—	—

Net income statement effect	(124)	—	—

g)	Impairment of investments

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

h)	Cross-border tax leases

As described in Note 27, in 1999, 2000 and 2002, Swisscom entered into a series of transactions in which it placed a total of CHF 3,491 million into trusts or entered into non-refundable payment undertaking agreements with financial institutions with minimal credit risk. Swisscom concluded that these transactions lacked economic substance under IFRS and were not recognized as the definition of an asset and liability had not met. Under U.S. GAAP both the asset and liability of CHF 3,491 million would be recorded on the balance sheet. In addition under U.S. GAAP, Swisscom would recognize rental income, depreciation expense and interest expense associated with these leases. The terms of the asset deposited in the trust are exactly the same as the debt obligation and therefore the only income statement effect is the profit on the transaction. The effect of such accounting would be to recognize the profit from each of the transactions CHF 108 million, CHF 214 million and CHF 28 million respectively, over the life of the leases, which range from 13 to 30 years. Accordingly, in 2001, 2002 and 2003 Swisscom has recognized income of CHF 14 million, CHF 15 million and CHF 15 million, respectively relating to the leases. There will be no expected cash receipts or payments in the future as both the assets and liabilities will decline equally over the term of the lease.

i)	debitel purchase accounting

Pro forma information
As described in Note 25, during 2001, Swisscom acquired an additional 20% interest in debitel for CHF 928 million. The pro forma effect of the acquisition on the results for 2001 is insignificant.

Difference in basis
With respect to the acquisition in 2001, under U.S. GAAP, Swisscom assigned CHF 238 million of the purchase price to customer list and reduced goodwill recorded under IFRS by a corresponding amount. The customer list will be amortized over a three-year period. As a result of this adjustment a deferred tax liability of CHF 95 million would be recorded and goodwill would be increased by a corresponding amount. In addition, as a result of recording an impairment in 2000 relating to the put option described below, the amount assigned to goodwill was CHF 329 million lower under U.S. GAAP compared to IFRS.

debitel put options
Swisscom acquired its additional 20% interest in debitel pursuant to the exercise by two shareholders of options that allowed them to put 17,862,761 shares of debitel to Swisscom. As at December 31, 2000, the market price of debitel was EUR 21.9 (CHF 33.3) and the put price was EUR 34 (CHF 51.7). The difference between the put price and the fair value is accounted for as a preferential dividend to the minority interest, and the amount of the charge was determined by multiplying the difference between the put price and the fair value by the number of shares that can be put back to Swisscom. Under IFRS, there is no separate accounting for these types of financial instruments. Under U.S. GAAP an expense of CHF 329 million would have been recognized in the income statement. As this transaction closed in October 1999, the guidance in EITF 00-4 “Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in that Subsidiary” was not followed.

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

The (increase) decrease in amortization expense under U.S. GAAP compared to IFRS is summarized as follows:

CHF in millions	2001
Goodwill	48
Customer List	(190)

Total	(142)

During the years ended December 31, 2002 and 2003, amortization expense relating to the customer list would have been CHF 82 million and CHF 86 million and the unamortized balance would have been CHF 107 million and CHF 28 million, respectively. As described in m) below, the entire amount of goodwill relating to debitel was impaired during 2002. Under IFRS, no amount was allocated to customer list, and accordingly, there is no balance or amortization expense.

j)	Application of SAB 101

The staff of the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin 101 that addresses Revenue Recognition. Under this guidance, revenue earned from access and similar charges should be recognized over the estimated life of the customer relationship. Swisscom previously recognized revenue immediately upon connection or similar activity. In 2001, 2002 and 2003, the effect of the deferred and released revenue from prior periods amounted to

CHF 18 million, CHF 9 million and CHF 31 million, respectively, which has been recorded as an addition to net revenue. SAB 101 allows companies to defer costs directly associated with revenue that has been deferred. Swisscom has elected not to defer any such costs.

k)	Site restoration

As described in Note 28, under IAS 37 Swisscom discounted the total provision for dismantlement of analog transmitter stations and mobile stations to its present value using a discount rate of 4.5% and recorded the cost and accumulated depreciation at January 1, 2000 to property, plant and equipment. In previous years, Swisscom accrued the cost of dismantlement under U.S. GAAP over the estimated useful life of the transmitter and mobile stations. In addition, under U.S. GAAP, a corresponding adjustment was not recorded relating to property, plant and equipment.

Effective January 1, 2003, Swisscom adopted SFAS 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and the carrying amount of the long-lived asset be increased by the same amount. When a liability is initially recorded, the entity capitalizes the cost by increasing the carrying value of the related long-lived asset. The liability accretion to its present value and the asset depreciation are recorded over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded. As of January 1, 2003, there is no material difference between the asset retirement obligation under IFRS compared to U.S. GAAP, as there is no significant difference in the discount rate. The liability under U.S. GAAP was accordingly increased by CHF 7 million to CHF 371 million, the amount of the provision under IFRS, at January 1, 2003. The corresponding cost and accumulated depreciation of the asset, which was also recorded under property, plant and equipment under U.S. GAAP, differed to that recorded under IFRS due to the difference in discount rate used. At January 1, 2003, the net book value of the asset capitalized under U.S. GAAP was CHF 38 million and CHF 32 million under IFRS. The net impact of adopting SFAS 143, which was a credit to the income statement of CHF 31 million, was recorded as a cumulative effect of accounting change at January 1, 2003.

As described in Note 28, during 2003 Swisscom extended the expected timing of the dismantlement of its analog transmitter stations and the resulting reduction in the present value of the provision of CHF 43 million was recognized as income under IFRS. Under U.S. GAAP, changes resulting from revisions to the timing should be recorded as an increase or decrease in the carrying amount of the asset. The carrying value of this asset under U.S. GAAP prior to this revision was CHF 12 million. In 2003, Swisscom therefore reduced the carrying value of the asset to zero and recorded the remaining CHF 31 million against income.

The difference between asset retirement obligation and net asset capitalized between IFRS and U.S. GAAP consist of the following:

CHF in millions	2001	2002	2003
Net asset capitalized under IFRS	34	32	28
Retirement obligation under IFRS	(349)	(371)	(314)
Net liability under IFRS	(315)	(339)	(286)
Net asset capitalized under U.S. GAAP	—	—	21
Retirement obligation under U.S. GAAP	(354)	(364)	(314)
Net liability under U.S. GAAP	(354)	(364)	(293)

Difference	(39)	(25)	(7)

The difference between the components for site restoration expense between IFRS and U.S. GAAP consist of the following:

CHF in millions	2001	2002	2003
Operating expenses	8	(3)	—
Depreciation expense	7	5	9
Financial expense (income)	26	22	(39)
Total IFRS expense (income)	41	24	(30)
Depreciation expense	—	—	10
Financial expense (income)	23	10	(27)
Cumulative effect of first time adoption	—	—	(31)
Total U.S. GAAP expense (income)	23	10	(48)

Difference1)	18	14	18

1)	In 2003, CHF 31 million income was recorded as a cumulative effect of accounting change, with no tax benefit and CHF 13 million was included in operating expenses.

l)	Telephone poles

Under IAS 37, Swisscom discounted the accrual for dismantlement of telephone poles to its present value. This resulted in a reduction of the liability and an increase in equity in 2000. Under U.S. GAAP, this adjustment is reversed, as the liability is not discounted. For the years ended December 31, 2001 and 2002 the interest expense recorded as an addition to the liability in the amount of CHF 1 million for 2001 and 2002 under IFRS is reversed. Due to a change in law the accrual for dismantlement was reassessed in 2001 and a decrease was recorded. Due to the fact that under U.S. GAAP the liability is not discounted the decrease is higher and additional income is recorded in the amount of CHF 9 million. A reassessment of the liability in 2002 resulted in a decrease of the liability and additional income recorded in the amount of CHF 3 million. Effective January 1, 2003, Swisscom adopted SFAS 143 “Accounting for Asset Retirement Obligations” which resulted in a reduction of the liability of CHF 7 million. This adjustment was recorded as a cumulative effect of accounting change in 2003. As a result of this adjustment there is no longer a difference between IFRS and U.S. GAAP for this item.

m)	Goodwill amortization and impairment

As described in Note 25, Swisscom recorded an impairment charge of CHF 1,130 million in 2001 relating to goodwill of debitel. Under IFRS, this analysis was based on the projected future cash flow discounted by a weighted average cost of capital. Under U.S. GAAP, Swisscom applied the concepts of SFAS 121 “Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be disposed of”. As the undiscounted cash flows exceeded the carrying value of the asset, there was no impairment under U.S. GAAP in 2001. In June 2001, the FASB issued SFAS 142, “Goodwill and Other Intangible Assets” which supersedes SFAS 121. Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized, but rather must be tested for impairment upon adoption and at least annually thereafter. Separable intangible assets with definite lives continue to be amortized over their useful lives. On January 1, 2002, Swisscom adopted the provisions of SFAS 142.

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

Under IFRS, CHF 304 million and CHF 213 million of amortization expense relating to goodwill was recognized in 2002 and 2003, respectively. These amounts were eliminated under U.S. GAAP.

Under IFRS, Swisscom recorded an impairment charge of CHF 702 million in 2002. Under U.S. GAAP, Swisscom went through the two-step process described in the proceeding paragraph. As the overall fair value had declined further, the implied fair value of goodwill at December 31, 2002 was zero, and Swisscom recorded an impairment charge of CHF 985 million under U.S. GAAP.

As described in note 25, in 2003 Swisscom recorded an additional impairment charge of CHF 280 million. As the goodwill balance under U.S. GAAP had a value of zero, the impairment booked under IFRS was reversed under U.S. GAAP.

The difference between the impairment charge under IFRS and U.S. GAAP is summarized below:

CHF in millions	2001	2002	2003
IFRS Impairment charge	1,130	702	280
U.S. GAAP impairment charge on adoption of SFAS 142	—	1,649	—
U.S. GAAP impairment charge during the year	—	985	—
Total U.S. GAAP impairment charge	—	2,634	—

Difference1)	1,130	(1,932)	280

1)	In 2002. CHF 1,649 million was recorded as a cumulative effect of accounting change, with no tax benefit and an additional CHF 283 million was recorded as operating expense under U.S. GAAP.

At December 31, 2003, the U.S. GAAP adjustments that impact the balance consist of the following:

CHF in millions	2001	2002	2003
Increase (decrease) debitel goodwill	1,130	(1,077)	(701)
Reversal of other goodwill amortization	—	27	68

Effect on shareholders’ equity	1,130	(1,050)	(633)

The changes in the carrying amount of goodwill for the year ended December 31, 2003 are as follows:

CHF in millions	Total
January 1, 2003	140
Additions	81
Translation effects	3
December 31, 2003	224

Adjusted net income (loss):

CHF in millions	December 31, 2001	December 31, 2002	December 31, 2003
Reported net income (loss)	5,702	(863)	2,096
Add back: Goodwill amortization	342	—	—

Adjusted net income	6,044	(863)	2,096

The following tables present Swisscom’s 2001 results on a basis comparable to the 2002 and 2003 results, adjusted to exclude amortization expense related to goodwill.

Basic earnings (loss) per share:

in CHF	December 31, 2001	December 31, 2002	December 31, 2003
Reported basic EPS	77.53	(12.76)	31.66
Goodwill amortization	4.65	—	—

Adjusted basic EPS	82.18	(12.76)	31.66

Diluted earnings (loss) per share:

in CHF	December 31, 2001	December 31, 2002	December 31, 2003
Reported basic EPS	77.49	(12.74)	31.64
Goodwill amortization	4.65	—	—

Adjusted diluted EPS	82.14	(12.74)	31.64

In the fourth quarter of 2003, Swisscom initiated proceedings for the sale of its investment in debitel and management committed itself to a plan to sell this investment after year-end. The carrying amount of assets and liabilities of debitel are presented in the table below.

CHF in millions	At December 31. 2003
Current assets	708
Long-term assets	298
Total assets	1,006
Current liabilities	(770)
Long-term liabilities	(52)

Total liabilities	(822)

Swisscom’s intangible assets that are subject to amortization, the amortization expense in 2003 and the expected amortization expense for the 5 years ended December 31, 2008 are summarized below:

	Gross carrying	Accumulated
CHF in millions	among	Amortization
Amortized intangible assets:
At December 31, 2003
Customer lists	624	(596)
Internally developed software	325	(217)
Other	415	(170)

Total	1,364	(983)

Aggregate amortization expense:
For year ended December 31, 2003		234

Estimated amortization expense:
For year ended December 31, 2004		(148)
For year ended December 31, 2005		(101)
For year ended December 31, 2006		(68)
For year ended December 31, 2007		(20)
For year ended December 31, 2008		(10)

n)	Dilution gains

Swisscom’s assets increased when a subsidiary sold common stock to other parties for an amount greater than Swisscom’s carrying value. Under IFRS, a dilution gain of CHF 72 million relating to AGI IT Services AG was recorded in the income statement in 2001. As a result of the recurring losses based on guidance issued by the Staff of the U.S. Securities and Exchange Commission, Swisscom has removed the gain from the income statement and recorded this increase directly to equity under U.S. GAAP.

o)	Derivative accounting

As described in Note 26, Swisscom subscribed for CHF 100 million of new shares in Swiss for CHF 56 per share effective November 2, 2001. The shares were issued to Swisscom on December 21, on which date the market value of these shares amounted to CHF 79 million. The difference between the commitment price and the market price of CHF 21 million was recorded under financial expense for IFRS purposes. At December 31, 2001, Swisscom recorded a fair value adjustment of CHF 3 million, net of taxes of CHF 1 million, being the difference between the year-end price of CHF 46 and the issue price of CHF 44, through equity. There are restrictions on Swisscom’s ability to sell the shares. Accordingly, under U.S. GAAP, the agreement to buy the shares would not be considered a derivative instrument based on the guidance contained in SFAS 133 Implementation Issue No. A14. Therefore, the CHF 21 million difference in commitment price and market price at the date of the issue would be recorded in equity as a fair value adjustment and not taken to the income statement.

At December 31, 2002, Swisscom determined that its investment in Swiss was impaired and recorded an impairment charge of CHF 41 million in the income statement. Under U.S. GAAP, the CHF 21 million that was recorded in equity in 2001 was removed from equity and taken to the income statement.

p)	Sale and leaseback transaction

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

A number of the leaseback agreements are accounted for as finance leases under IFRS and the gain on the sale of these properties of CHF 239 million is deferred and released to income over the individual lease terms. See Note 28. The accounting is similar under U.S. GAAP. The remaining gain of CHF 568 million represents the gain on the sale of buildings which were either sold outright or which under IFRS qualify as operating leases. Under IFRS, the gain on a leaseback accounted for as an operating lease is recognized immediately. Under U.S. GAAP, the gain is deferred and amortized over the lease term. If the lease back was minor, the gain was immediately recognized. In addition, certain of the agreements did not qualify as sale and leaseback accounting because of continuing involvement. These transactions are accounted for under the finance method and the sales proceeds would be reported as a financing obligation and the properties would remain on the balance sheet and would be depreciated as in the past. The lease payments would be split into an interest part and an amortization of the obligation.

The differences are the following:

CHF in millions	2001	2002	2003
Fixed assets	(292)	(288)	(284)
Deferred gain	(40)	(13)	9
Finance obligation/Lease liability	46	45	43

Total difference on balance sheet items	(286)	(256)	(232)

Gain (deferred) released under U.S. GAAP	(242)	27	22
Depreciation expense/Impairment loss	(43)	4	4
Interest expense	—	1	—
Lease cost	(1)	(2)	(2)

Total difference in income statement	(286)	30	24

Under IFRS, for the buildings qualifying as finance leases, Swisscom adjusted the carrying value of the fixed assets, when the transaction was first recorded in March 2001, by the gain of CHF 239 million, to the selling price. The increase in the value of the asset is deferred and is included within other long-term liabilities. Under U.S. GAAP, Swisscom reversed this amount and also recorded additional losses on certain properties, reflecting the different accounting treatment described above, when the transaction was first recorded in 2001. As a result, fixed assets were reduced by CHF 292 million, CHF 288 million and CHF 284 million in 2001, 2002 and 2003, respectively.

Swisscom deferred an additional CHF 260 million under U.S. GAAP, of which CHF 18 million was released in 2001, CHF 27 million in 2002, and CHF 22 million in 2003.

q)	Income taxes

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

Income before income taxes, equity in net (loss) income of affiliated companies, minority interest and change in accounting principle consists of the following:

CHF in millions	2001	2002	2003
Switzerland	5,935	2,147	2,802
Foreign	(156)	(2,468)	88

Total	5,779	(321)	2,890

Income tax expenses would be allocated as follows:

CHF in millions	2001	2002	2003
Current
Switzerland	469	74	191
Foreign	30	49	50

Total current	499	123	241

Deferred
Switzerland	(554)	235	191
Foreign	(74)	(26)	47
Total deferred	(628)	209	238

Total income taxes	(129)	332	479

The components of deferred taxes under U.S. GAAP at December 31, 2001, 2002 and 2003 are presented below:

CHF in millions	2001	2002	2003
Deferred tax asset:
Current liabilities	58	51	44
Accrued pension cost	63	152	117
Intangible assets	747	346	164
Other current and non current assets	75	88	98
Tax losses	80	190	137
Less: allowance for tax losses	(71)	(89)	(109)
Total deferred tax asset	952	738	451

Deferred tax liabilities:
Property, plant and equipment	(449)	(406)	(403)
Trade receivables and other current assets	(32)	(6)	(5)
Other non-current assets	(100)	(67)	(33)
Accrued liabilities	(23)	(28)	(46)
Total deferred tax liabilities	(604)	(507)	(487)

Net deferred tax (liability) asset under U.S. GAAP	348	231	(36)
Net deferred tax asset (liability) under IFRS	344	114	(133)

Difference	4	117	97

The components of income tax expense are:
Current tax expense	499	123	241
Deferred tax expense (benefit)	(628)	209	238
Income tax expense (benefit) under U.S. GAAP	(129)	332	479
Total income tax expense (benefit) under IFRS	(15)	361	500

Difference	114	29	21

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax authority. The following amounts, determined after appropriate offsetting are shown in the consolidated balance sheet at December 31, 2003:

CHF in millions	2003
Deferred tax assets (short term)	162
Deferred tax assets (long term)	221
Deferred tax liabilities (short term)	(6)
Deferred tax liabilities (long term)	(413)

Net deferred tax liability under U.S. GAAP	(36)

Other Disclosures

SFAS 133 — “Accounting for Derivative Instruments and Hedging Activities”

Effective January 1, 2001, Swisscom adopted SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). The application of this standard is similar, as it applies to Swisscom, to IAS 39. See Note 35. There are differences in how the standards are adopted. SFAS 133 requires the change to record certain financial instruments to fair value to be presented as a cumulative change in accounting principle. Under IFRS the change for these financial instruments was recorded as an adjustment to retained earnings. There is no difference in the carrying value on the balance sheet at December 31, 2001, 2002 and 2003. As the effect of recording these financial instruments was only CHF 3 million, Swisscom has not presented this as a reconciling item.

Swisscom Mobile AG — Minority Interest

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

CHF in millions	2001	2002	2003
Statement of operations:
Net revenues	723	278	313
Total operating expenses	(1,037)	(318)	(422)

Operating loss	(314)	(40)	(109)

Net income (loss)	283	266	(115)

Balance sheet:
Current assets	363	139	119
Non-current assets	1,572	1,464	56
Current liabilities	384	148	45
Long-term liabilities	621	106	36

Shareholders’ equity	930	1,349	94

The largest entity included in the information above is Swisscom’s 49% interest in TelSource NV whose only asset is a 27% interest in Cesky Telecom, a company that is publicly traded in the Czech Republic. As described in Note 24, TelSource N.V. sold its investment in Cesky Telecom in December 2003.

Related party transactions

U.S. GAAP in SFAS 57 “Related Party Disclosures” considers that transactions with the Confederation, its departments and other agencies to be related party transactions. Under IFRS, these transactions are excluded from the scope of IAS 24 “Related Party Disclosures”. The additional disclosures required under U.S. GAAP are as follows:

Transactions between Swisscom and the PUBLICA have been disclosed in Note 9 to the financial statements. Loans payable to the Swiss Post and the Federal Treasury are disclosed in Note 27.

Significant amounts attributable to transactions with the Confederation, its departments and agencies:

Expense
CHF in millions	2001	2002	2003
Swiss Post	86	52	11

Significant amounts payable to the Confederation, its departments and agencies:

Payable
CHF in millions	2001	2002	2003
Swiss Post	1,750	750	—

Transactions with Vodafone

On March 30, 2001, Swisscom sold a 25% stake in Swisscom Mobile AG. Related party transactions between Swisscom Mobile AG and Vodafone consist of roaming fees for Mobile customers using the network of Vodafone and vice versa. Revenue earned from services provided to Vodafone total CHF 22 million in 2001 (from April 1, 2001), CHF 36 million in 2002 and CHF 66 million in 2003. Services purchased from Vodafone during the same periods total CHF 43 million, CHF 57 million and CHF 111 million, respectively.

Transactions with Dangaard

The following are the related party income statement transactions between Dangaard and Swisscom’s subsidiary debitel:

CHF in millions	2001	2002	2003
Revenue	327	375	241
Expenses	16	16	17
Interest income	—	1	1

The following are the related party balance sheet transactions between Dangaard and Swisscom’s subsidiary debitel:

CHF in millions	2001	2002	2003
Accounts receivable	28	35	19
Loan receivable	—	39	39

Restrictions on the payment of dividends

Under Swiss company law, the maximum amount of shareholders’ equity that may be distributed is CHF 4,967 million.

Effect of new accounting pronouncements:

International Financial Reporting Standards

In December 2003, the IASB released IAS 32, «Financial Instruments: Disclosure and Presentation» and IAS 39, «Financial Instruments: Recognition and Measurement». These standards replace IAS 32 (revised 2000), and supersedes IAS 39 (revised 2000), and should be applied for annual periods beginning on or after January 1, 2005. The amendments are not expected to have a material impact on the Group’s financial statements.

In December 2003, as part of the IASB’s project to improve International Accounting Standards, the IASB released revisions to the following standards that supersede the previously released versions of those standards: IAS 1, Presentation of Financial Statements; IAS 2, Inventories; IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, IAS 10, Events after Balance Sheet Date; IAS 16, Property, Plant and Equipment; IAS 17, Leases; IAS 21, The Effects of Changes in Foreign Exchange Rates; IAS 24, Related Party Disclosures; IAS 27, Consolidated and Separate Financial Statements; IAS 28, Investments in Associates; IAS 31, Interests in Joint Ventures; IAS 33, Earnings per Share and IAS 40, Investment Property. The revised standards should be applied for annual periods beginning on or after January 1, 2005. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

U.S. GAAP

In November 2002, the EITF reached a consensus on Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into by Swisscom after January 1, 2004. Swisscom is currently assessing the impact of EITF Issue No. 00-21 on its consolidated financial statements. Based on a preliminary analysis, Swisscom has concluded that the impact on the consolidated financial statements is not expected to be material.

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003) (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 addresses the consolidation of business enterprises to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. This interpretation focuses on controlling financial interests that may be achieved through arrangements that do not involve voting interest. It concludes that in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary is required to include assets, liabilities and the results of operations of the variable interest entity in its financial statements. The provisions of FIN 46 is effective for Swisscom January 1, 2004 for all new variable interest entities created or acquired after February 1, 2003. Swisscom does not believe it will be necessary to consolidate or disclose information about variable interest entities upon adoption of this standard.

Schedule II

Valuation and Qualifying Accounts

		Allowance for bad	Early leave and
CHF in millions	Restructuring	and doubtful debts	outplacement
Liability at December 31, 2000	29	279	28
Amounts written off	—	(85)	—
Increase in provision	—	125	82
Translation adjustments	—	(3)	—
Cash payments	(11)	—	(34)

Liability at December 31, 2001	18	316	76

Amounts written off	—	(50)	—
Increase in provision	—	32	92
Reclassification	—	(3)	—
Translation adjustments	—	(2)	—
Cash payments	(7)	—	(50)

Liability at December 31, 2002	11	293	118

Amounts written off	—	(62)	—
Increase in provision	—	56	88
Translation adjustments	—	8	—
Cash payments	(4)	—	(89)

Liability at December 31, 2003	7	295	117

S-1

ITEM 19: EXHIBITS

Index to Exhibits

Exhibit 1	Amended Articles of Incorporation (Statuten) in English translation
Exhibit 8	Subsidiaries: See Note 40 to the consolidated financial statements
Exhibit 12	Certifications pursuant to Section 302 of Sarbanes-Oxley Act of 2002
Exhibit 13	Certifications pursuant to Section 906 of Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG (Registrant)

By:	/s/ Ueli Dietiker

Ueli Dietiker Chief Financial Officer

Date: May 3, 2004