Form 20-F
period 2004-12-31
SWISSCOM AG
filed 2005-04-21
CIK 1069336

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number	1-14860
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

     The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2004: 66,203,261 Registered Shares, Nominal Value CHF 1 per share.

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☑

Introduction

Presentation of financial and other information

Swisscom publishes its financial statements in Swiss francs (“CHF”). Unless otherwise indicated, all amounts in this annual report are expressed in Swiss francs. Solely for the convenience of the reader, certain amounts denominated in foreign currencies appearing primarily under the headings “Item 4: Information on the Company – Divestments/Discontinued Operations” and “Item 5: Operating and Financial Review and Prospects” have been translated into Swiss francs. These translations should not be construed as representations that the amounts referred to actually represent such translated amounts or could be converted into the translated currency at the rate indicated.

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

Many factors may influence Swisscom’s actual results and cause them to differ materially from expected results as described in forward-looking statements. Such factors include:

•	general market trends affecting demand for telecommunications services;

•	developments in the interpretation and application of existing telecommunication regulations in Switzerland and the possibility that additional regulations may be imposed in the future;

•	developments in technology, particularly the timely rollout of equipment;

•	the evolution of Swisscom’s strategic partnerships and acquisitions, including costs associated with possible future acquisitions and dispositions;

•	the effects of tariff reductions and other marketing initiatives;

•	the outcome of litigation in which Swisscom is involved; and

•	macroeconomic trends, governmental decisions and regulatory policies affecting businesses in Switzerland generally, including changes in the level of interest or tax rates.

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

Not Applicable.

ITEM 3: KEY INFORMATION

Selected Financial Data

Selected Consolidated Financial and Statistical Data

The selected consolidated financial data below should be read in conjunction with Swisscom’s financial statements included elsewhere in this annual report. The selected financial data as of December 31, 2000, 2001, 2002, 2003 and 2004 for each of the years in the five-year period ended December 31, 2004, have been extracted or derived from, and are qualified by reference to, the audited financial statements of Swisscom. The financial statements were prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP. For a reconciliation of the material differences between IFRS and U.S. GAAP as they relate to Swisscom, see Note 42 to the consolidated financial statements. As a result of the sale of debitel in June 2004, Swisscom treats debitel in its consolidated financial statements as a discontinued operation. Prior years have been restated accordingly.

	Year Ended December 31,
CHF in millions	2000	2001	2002	2003	2004

Consolidated Income Statement Data:
Amounts in accordance with IFRS:
Net revenue	10,067	10,366	10,415	10,026	10,057
Other income	125	194	230	233	197

Total	10,192	10,560	10,645	10,259	10,254

Goods and services purchased	1,862	2,056	2,073	1,706	1,847
Personnel expenses	2,302	2,224	2,329	2,266	2,194
Other operating expenses	2,161	2,058	1,989	1,783	1,809
Depreciation	1,826	1,674	1,552	1,543	1,548
Amortization	14	62	114	142	151

Total operating expenses	8,165	8,074	8,057	7,440	7,549

Gain on sale of real estate	—	568 (1)	—	—	—
Gain on partial sale of Swisscom Mobile AG	—	3,837 (1)	—	—	—

Operating income	2,027	6,891	2,588	2,819	2,705
Financial expense	(324)	(764)	(508)	(196)	(285)
Financial income	473	416	197	170	141

Income before income taxes, equity in net income of affiliated companies and minority interest	2,176	6,543	2,277	2,793	2,561

Income tax (expense) benefit(2)	(581)	48	(313)	(467)	(394)
Equity in net income of affiliated companies	1,754	32	94	(9)	22
Minority interest	(1)	(226)	(301)	(340)	(352)

Net income from continuing operations	3,348	6,397	1,757	1,977	1,837
Discontinued operations(3)	(192)	(1,433)	(933)	(408)	(243)

Net income	3,156	4,964	824	1,569	1,594

CHF in millions except per Share and	Year Ended December 31,
ADS amounts	2000	2001	2002	2003	2004

Basic earnings per share(4)
-on continuing operations	45.53	86.98	25.97	29.86	28.39
-on discontinued operations	(2.62)	(19.48)	(13.79)	(6.16)	(3.76)
-net income	42.91	67.50	12.18	23.70	24.63
Diluted earnings per share(4)
-on continuing operations	45.48	86.93	25.95	29.85	28.39
-on discontinued operations	(2.61)	(19.47)	(13.78)	(6.16)	(3.76)
-net income	42.87	67.46	12.17	23.69	24.63
Basic and diluted earnings per ADS(4)	4.29	6.75	1.21	2.37	2.46

Amounts in accordance with U.S. GAAP:
Net revenue	10,042	10,384	10,424	10,057	10,113
Net income from continuing operations	2,432	6,070	1,780	2,066	1,968
Net income (loss) from discontinued operations	(513)	(368)	(994)	(8)	145
Cumulative effect of a change in accounting policy	169	—	(1,649)	38	—

Net income (loss)	2,088	5,702	(863)	2,096	2,113

Basic earnings (loss) per share
-on continuing operations	33.07	82.53	26.31	31.21	30.41
-on discontinued operations	(6.98)	(5.00)	(14.69)	(0.12)	2.24
Cumulative effect of a change in accounting policy	2.30	—	(24.38)	0.57	—
-net income	28.39	77.53	(12.76)	31.66	32.65
Diluted earnings (loss) per share
-on continuing operations	33.03	82.49	26.29	31.19	30.41
-on discontinued operations	(6.97)	(5.00)	(14.68)	(0.12)	2.24
Cumulative effect of a change in accounting policy	2.30	—	(24.35)	0.57	—
-net income	28.36	77.49	(12.74)	31.64	32.65
Basic earnings per ADS(4)	2.84	7.75	(1.28)	3.17	3.27
Diluted earnings per ADS(4)	2.84	7.75	(1.27)	3.16	3.27

	Year Ended December 31,
CHF in millions	2000	2001	2002		2003		2004

Consolidated Balance Sheet Data:
(end of period)
Amounts in accordance with IFRS:
Cash and cash equivalents	2,063	3,565	1,512		3,104		2,387
Other current assets	3,226	5,807	2,871		2,815		3,818
Property, plant and equipment	9,901	8,060	7,491		6,971		6,395
Investments in affiliated companies	501	589	682		41		58
Other non-current assets	2,396	3,028	2,267		1,924		1,790
Assets from discontinued operations	3,916	3,300	2,135		1,685		—

Total assets	22,003	24,349	16,958		16,540		14,448

Short-term debt	2,625	1,696	960	(5)	516	(5)	384
Trade accounts payable and other current liabilities	3,145	2,569	2,170		2,219		2,314
Long-term debt and finance lease obligations	3,748	3,715	2,674	(5)	2,408		2,151
Accrued pension cost	1,925	1,218	1,101		1,113		1,118
Accrued liabilities and other long-term liabilities	923	1,258	1,087		1,090		1,137
Liabilities from discontinued operations	1,038	1,055	886		794		—

Total liabilities	13,404	11,511	8,878		8,140		7,104
Minority interest	29	769	781		731		663

Shareholders’ equity	8,570	12,069	7,299		7,669		6,681

Amounts in accordance with U.S. GAAP:
Assets continuing operations	21,819	24,049	18,654		18,360		17,734
Assets discontinued operations	3,899	4,049	1,165		1,012		—

Total assets	25,718	28,098	19,819		19,372		17,734

Long-term debt and finance lease obligations continuing operations	5,588	7,255	6,415		5,856		5,394
Long-term debt and finance lease obligations discontinued operations	34	28	23		36		—
Total long-term debt and finance lease obligations	5,622	7,283	6,438		5,892		5,394
Shareholders’ equity	8,110	12,294	5,587		6,523		5,982

Consolidated Cash Flow Data:
Amounts in accordance with IFRS:
Net cash provided by operating activities	3,613	3,215	3,700		4,710		4,068

Capital expenditures:
Fixed-line networks	485	470	479		497		360
Mobile networks	286	258	295		381		434
UMTS/GSM licenses	120	—	—		—		—
Other intangibles	89	125	70		98		103
Buildings	18	28	2		6		13
Other	393	287	281		183		226

Total capital expenditures	1,391	1,168	1,127		1,165		1,136

Investments in affiliated companies	100	2	37		11		—

	Year Ended December 31,
	2000	2001	2002	2003	2004

Statistical Data:
Fixed-line access lines(6)
(end of period, in thousands)
PSTN lines	3,382	3,240	3,163	3,086	3,007
ISDN lines	723	857	911	924	924

Total fixed-line access lines	4,105	4,097	4,074	4,010	3,931

Traffic (in millions of minutes):
National fixed-line telephony(7)	15,274	14,317	12,316	10,957	10,211
Outgoing international fixed-line telephony(8)	1,306	1,399	1,394	1,341	1,316
Mobile telephony(9)	2,977	3,296	3,331	3,335	3,404

Bluewin on-line service subscribers (end of period, in thousands)(10)	550	734	860	944	1,013
Swisscom Mobile subscribers(11) (end of period, in thousands)	2,961	3,373	3,605	3,796	3,908
Number of full-time equivalent employees (end of period)	17,459	17,784	17,171	16,079	15,477

Notes to Selected Consolidated Financial and Statistical Data

(1)	In 2001, Swisscom entered into two agreements for the sale of real estate and recorded a gain of CHF 568 million. In 2001, Swisscom sold 25% of the shares of Swisscom Mobile AG to Vodafone and recorded a gain of CHF 3,837 million on disposal.

(2)	Prior to 2002, Swisscom was subject to a weighted average statutory income tax rate of 25%. Swisscom’s effective tax rate for the year ended December 31, 2001 was reduced by three one-time effects: (1) the gain on the sale of Swisscom Mobile was, in effect, not subject to tax; (2) the gain on the sale of real estate, which was only partially subject to tax; and (3) the impairment charge of debitel for tax purposes exceeded that recorded in the consolidated financial statements. In 2002, Swisscom transferred its operations from Swisscom AG to newly formed subsidiaries, which are each subject to individual tax rates. This resulted in a decrease in the weighted average tax rate from 25% to 23%. In 2004, the weighted average tax rate was 22.3%. See Note 13 to the consolidated financial statements.

(3)	As a result of the sale of debitel in June 2004, Swisscom treats debitel in its consolidated financial statements as a discontinued operation. Prior years have been restated accordingly.

(4)	Earnings per ADS are based on the ratio of one-tenth of one share to one ADS. Basic weighted-average number of shares outstanding in 2000, 2001, 2002, 2003 and 2004 was 73,540,974, 73,543,972, 67,647,928, 66,199,789, and 64,715,609, respectively. In March 2002, Swisscom repurchased 7,346,739 shares, or 9.99% of its share capital, at a price of CHF 580 per share for an aggregate amount of CHF 4.3 billion. On December 22, 2004, Swisscom completed a share repurchase program in which it repurchased shares in an aggregate amount of CHF 2 billion representing 7.13% of its share capital. The Annual General Meeting to be held on April 26, 2005 will vote on a resolution to reduce Swisscom’s share capital accordingly.

(5)	Total debt at December 31, 2000, 2001 and 2002 includes debt outstanding to the Swiss Post and the Federal Treasury in the aggregate principal amount of CHF 3.0 billion, CHF 1.8 billion and CHF 0.8 billion, respectively. In the course of 2003, Swisscom repaid the remaining outstanding loans of CHF 0.8 billion to the Swiss Post.

(6)	Based on lines in service, including courtesy and service lines and lines for payphones.

(7)	Represents total traffic generated by customers of Fixnet and Enterprise Solutions. Includes traffic on courtesy and service lines. Includes traffic from Swisscom’s fixed-line network to mobile networks and to private user networks. Does not include Internet traffic and traffic generated from Swisscom-operated public payphones, Swisscom’s toll-free, cost shared and premium rate telephone number services for business customers or by Swisscom’s information services.

(8)	Represents total traffic generated by customers of Fixnet and Enterprise Solutions. Based on minutes as determined for customer billing purposes.

(9)	Includes minutes from all outgoing calls made by subscribers of Swisscom Mobile. Beginning in 2001, figures include voice minutes only, whereas in prior years, minutes relating to data and value-added services were also included.

(10)	“Active” access subscribers include all paid-access subscribers and those subscribers to Swisscom’s free access services who have accessed their accounts at least once in the past 40 days.

(11)	Beginning in 2001, Swisscom no longer includes accounts of any prepaid customer with inactivity of more than twelve months in its subscriber figures. This resulted in the deactivation of 207,000 inactive prepaid customers in December 2001. Effective December 31, 2004, approximately 124,000 customers, which have not registered with Swisscom on a timely basis, as required by law since July 2004, were deactivated.

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

	Dividend per Share
Year Ended December 31,	(CHF)	(USD)

2000	11	6.17
2001(1)	11	6.78
2002(1)	12	9.15
2003(1)	13	10.01
2004(2)	14	n/a

(1)	In each of 2001, 2002 and 2003, shareholders received an additional distribution of CHF 8 per share (equivalent to USD 4.48 per share, USD 4.93 per share and USD 6.00 per share, in each case on the date of the shareholders’ meeting at which the relevant distribution was approved) following par value reductions.

(2)	The Board of Directors has proposed a dividend of CHF 14 per share in respect of fiscal year 2004, which is subject to approval by the Annual General Meeting to be held on April 26, 2005. In December 2004, Swisscom completed a share repurchase program, in which it repurchased shares in an aggregate amount of CHF 2 billion. See “Item 8: Financial Information – Dividend Policy”.

Exchange Rate Information

The following table shows, for the years indicated, information concerning the noon buying rate, expressed in Swiss francs per U.S. dollar. The noon buying rate on April 19, 2005 was CHF 1.1843.

Year Ended December 31,	Average Rate(1)
2000	1.6930
2001	1.6944
2002	1.5497
2003	1.3374
2004	1.2393

(1)	The average of the noon buying rates on the last business day of each full month during the relevant period.

The following table shows, for the periods indicated, information concerning the high and low noon buying rates for the Swiss franc, expressed in Swiss francs per U.S. dollar.

Month	High	Low
October 2004	1.2663	1.1962
November 2004	1.2075	1.1389
December 2004	1.1613	1.1338
January 2005	1.1960	1.1466
February 2005	1.2222	1.1585
March 2005	1.2060	1.1501

Risk Factors

Risks Related to Swisscom’s Business

Proposed amendments to the Telecommunications Act would require Swisscom to offer unbundled access to its local loop and other related services, which would negatively affect its fixed-line business and overall operating results

Since the entry into force of the Swiss Telecommunications Act on January 1, 1998 (Fernmeldegesetz) (the “Telecommunications Act”), the Swiss telecommunications market has been open to competition. While the Telecommunications Act contains provisions designed to facilitate competition in the fixed-line telephony market, Swisscom has not yet been required to unbundle its local loop, which means that Swisscom provides access services to the vast majority of customers who use fixed-line telephony services in Switzerland, many of whom continue to use Swisscom as their default provider of national and international calling services. Although competition has resulted in loss of market share and margin pressure for such calling services, Swisscom’s access business has been a source of revenue growth and has also served to support Swisscom’s retail traffic business.

Under proposed amendments to the Telecommunications Act currently being considered by the Second Chamber of the Swiss Parliament, Swisscom would be required to offer, among other things, unbundled access to its local loop in the form of full access and bitstream access on a cost-oriented basis as well as access rebilling. Unbundling of the local loop in the form of full access would allow competitors to offer access services to customers in Switzerland without having to build local loops of their own, although they would still have to make significant investments in their own network infrastructure in order to connect to the local loop. Moreover, with access rebilling, competitors would be able to bill customers directly for the access services provided by Swisscom. As a result, Swisscom’s competitors would be able to offer their customers a full range of fixed-line services, including access, and their customers would receive a single bill covering all these services. Accordingly, adoption of the proposed amendments would increase competition in the access market and could cause Swisscom to lose additional market share in the national and international calling markets.

Unbundling of the local loop would, as currently proposed, also require market-dominant providers to offer bitstream access for two years on a cost-oriented basis. Currently, Swisscom’s competitors provide ADSL services to its customers based on a wholesale contract with Swisscom on commercial terms. Regulated bitstream access may therefore enable Swisscom’s competitors to offer ADSL services at lower rates than currently offered. While competitors would have to make upfront investments in their own network infrastructure in order to reach the transfer points for bitstream data traffic, the extent of these investments will depend on the regulations that are ultimately adopted. As currently proposed, the amendments would require Swisscom’s competitors to make significant investments in their own network infrastructure. However, it cannot be excluded that the amendments ultimately adopted would require less investment by Swisscom’s competitors, which would intensify competition in the broadband market. With increased competition, Swisscom’s share of the ADSL market would be likely to decline and Swisscom could be required to lower its ADSL tariffs to remain competitive. While the loss in retail access revenue would be partially compensated by wholesale revenue for access services provided to its competitors, those services would have to be provided on a cost-oriented basis. Accordingly, introduction of bitstream access could have a significant and adverse effect on the growth and profitability of Swisscom’s access business.

Overall, the proposed amendments to the Telecommunications Act would negatively affect Swisscom’s fixed-line business by reducing revenues and causing margins to decline. Because fixed-line voice and data services continue to account for a significant part of Swisscom’s overall revenues, the amendments would adversely affect Swisscom’s consolidated results as well.

Regulation of mobile access or call origination, mobile termination or mobile roaming may negatively affect Swisscom’s mobile revenues and overall profitability

While the Telecommunications Act opened the Swiss mobile telephony market to competition, mobile telephony in Switzerland has not yet been the subject of extensive regulation. However, developments in the EU and Switzerland could result in additional regulation in the future.

In recent years, the European Union has been analyzing the markets for various mobile telephony services, including mobile access and call origination, mobile termination and mobile roaming with a view to determining whether additional regulation is required to ensure effective competition and prevent market abuse. These initiatives could ultimately lead to European-wide regulation of mobile access and call origination and/or a significant reduction in mobile termination fees for individual companies determined to have significant market power in their local markets. They could also lead to a significant reduction in international roaming charges. While Switzerland is not a member state of the EU and therefore is not subject to EU legislation, EU directives and implementing legislation in various EU countries have served as points of reference for the development of the Swiss regulatory regime.

Although not part of the current proposed amendments to the Telecommunications Act, earlier proposals would have provided the legal basis in Switzerland for requiring market-dominant providers to provide access to any relevant infrastructure or service, including new technologies such as mobile technology or wireless broadband networks, on a cost-oriented basis. There can be no assurance that such measures will not be reintroduced in the future. Regulation of mobile access could result in Swisscom being required to give access to its network to mobile virtual network operators or to sell to its competitors mobile telephony minutes for resale on a cost-oriented basis. Pressure on the Swiss regulatory authorities to regulate mobile access has increased as a result of the award of new mobile licenses to two service providers that require national roaming in areas where they do not have their own network.

With regard to mobile termination tariffs, the Competition Commission has initiated proceedings against Swisscom, Orange and TDC Switzerland (Sunrise), alleging that each operator has a dominant position with respect to terminating traffic on its own mobile network. If Swisscom were found to have a dominant position in this market, it could be required to reduce its mobile termination fees.

Concerns regarding mobile roaming charges have also been raised in Switzerland and it is possible that Swisscom may become subject to regulation in this area as well.

Regulation of mobile access or call origination, mobile termination fees or roaming charges would have a material and adverse effect on Swisscom’s mobile revenues and lead to additional pressure on margins and reduced profitability. Since the mobile business has been a major source of Swisscom’s profitability in recent years, these regulatory changes would adversely affect Swisscom’s business as a whole.

Service providers are increasingly able to offer Swisscom’s core telecommunications services using alternative technologies

The availability of alternative technologies capable of supporting telecommunications services is increasingly enabling competitors to provide services which fully substitute for Swisscom’s core services (fixed-line voice and data services and mobile telephony).

With mobile penetration rates having reached 87% in Switzerland, mobile telephony is increasingly used as a substitute for fixed-line telephony, resulting in a decline in access lines and fixed-line traffic revenues. To the extent a Swisscom Fixnet customer opts to use Swisscom’s mobile services, Swisscom Mobile benefits from this trend. Where a customer switches to another mobile service provider, however, Swisscom may no longer earn any revenue from this customer. Some of this loss can be compensated by wholesale revenue which Swisscom Fixnet and Swisscom Mobile derive from collecting fees for terminating calls on their networks and for routing calls between the mobile networks of other mobile operators. However, with direct mobile interconnection now available, mobile network operators are able to terminate their traffic directly on each other’s networks instead of routing traffic through Swisscom Fixnet, bypassing Swisscom entirely.

While the continuing substitution of mobile for fixed-line telephony has negatively affected Swisscom’s fixed-line business, Swisscom faces an even greater threat from cable operators, in particular Cablecom, the largest cable network operator in Switzerland. Having made significant investments in its cable network to allow for bidirectional data transfer, Cablecom has been able to leverage its existing network into a platform for competing directly with Swisscom in its core competencies by offering basic voice and data services, as well as high speed Internet access services, to customers throughout Switzerland. Since mid-2004, Cablecom has been able to add subscribers to its voice telephony services at a rapid rate and Swisscom expects this trend to continue.

There are also numerous service providers with minimum network infrastructure who take advantage of interconnection rates and leverage the public Internet to provide low cost national and international calling services using voice over IP (VoIP). The increasing popularity of peer-to-peer communication also means that international calls may be placed between personal computers at minimal cost. As the quality and convenience of using these IP-based services has improved in recent years, they have become a viable alternative to traditional fixed-line services for many users, a trend Swisscom expects to continue and accelerate in the future. As in the fixed-line business, the popularity of IP-based peer to peer communication is having an increasingly disruptive effect on Swisscom’s mobile business due to substitution of instant messaging for SMS and of VoIP-services for mobile voice telephony services. While Swisscom continues to derive revenue from providing its infrastructure to some of these services, revenue is likely to decline overall as a result of the increased use of these services.

Increased competition may have a significant impact on the revenues and profitability of Swisscom’s fixed-line broadband business, which may not allow Swisscom to recoup its investment in the fixed-line broadband infrastructure and multimedia services

The provision of broadband access based on ADSL technology has been a fast-growing business for Swisscom over the last several years, partially offsetting declines in its traditional fixed-line business. In order to continue to grow this business, Swisscom is making significant capital expenditures to increase download capacity by upgrading its network. However, there is a risk that increased competition may negatively impact this growth and prevent Swisscom from realizing a return on its investment.

Swisscom faces strong competition particularly from cable network operators, including Cablecom, who are able to offer high-speed Internet access via cable. Cable currently allows a higher bandwidth offering than ADSL and has certain other advantages over ADSL. Moreover, as a cable operator, Cablecom is particularly well positioned to combine voice, data and Internet access services with a multimedia content offering. In response to this increased competition, Swisscom is making capital expenditures to upgrade its network to be able to combine its core activities in voice and Internet services with multimedia services such as TV and video on demand. However, Cablecom has already been offering these multimedia services for some time, and Swisscom may not be successful in entering this market.

Furthermore, the proposed amendments to the Telecommunications Act described above, under which Swisscom would be required to offer bitstream access on a cost-oriented basis for two years, would put additional pressure on prices.

If Swisscom were forced to significantly reduce its retail prices as a result of increased competition and price pressure, this would have a significant impact on the revenues and profitability of Swisscom’s fixed-line broadband business.

Demand for broadband mobile services, which Swisscom has identified as a source of future growth in its mobile business, may be lower than expected and Swisscom may not be able to recoup the substantial investment required to build out its networks

The future success of Swisscom’s mobile business, which in recent years has been Swisscom’s most profitable operating segment, depends on, among other things, the capabilities and widespread market acceptance of broadband mobile technologies such as universal mobile telecommunication system (UMTS) and Enhanced Data Rates for GSM Evolution (EDGE) technology. UMTS is a third generation mobile radio system that creates additional mobile radio capacity and enables broadband media applications while also providing high speed Internet access. EDGE is a further development of the general packet radio service (GPRS) standard that allows considerably higher transmission speeds. Swisscom launched its commercial UMTS services in November 2004 and has recently activated EDGE technology.

In connection with the build-out of its UMTS and EDGE networks and the development of related products and services, Swisscom has incurred, and expects to incur in the future, substantial capital expenditures. It is still unclear whether these new services will meet with market acceptance. Market acceptance will depend on a number of factors, including the availability of applications which exploit the potential of the technology, as well as on the breadth and quality of available content. Furthermore, the level of demand for UMTS and EDGE services could be lower than expected as a result of increased use of alternative mobile broadband technologies, such as public wireless LAN. If UMTS and EDGE services fail to achieve the expected advantages over other technologies, Swisscom’s mobile business will suffer and Swisscom may be unable to recoup its investment in UMTS and EDGE technology and could be required to write down the value of some or all of the related assets.

High penetration and increasing competition in the mobile telecommunications market could cause customer retention costs to increase substantially and Swisscom may not be able to maintain its current market share

With mobile penetration having reached almost 87% in Switzerland at the end of 2004, it has become more difficult to acquire new customers and Swisscom is therefore increasing its focus on customer retention. In this market, Swisscom already faces substantial competition from the other two mobile licensees in Switzerland, Orange and TDC Switzerland (Sunrise). Competition for business customers is particularly intense, as Orange and TDC have been increasing their efforts to win market share in this segment. In December 2003, the Federal Communications Commission (“ComCom”) awarded GSM licenses to Tele2 and In&Phone, which will further intensify competition in the mobile business market. For example, Tele2 is expected to launch a city network in Zurich in June 2005 at significantly lower rates than Swisscom currently offers for comparable services. Given the high rate of mobile penetration and increasing competition, customer retention costs, which are already on the rise, could increase substantially. If Swisscom is unable to attract new or retain existing customers in the mobile market, its mobile revenues would suffer and it will lose market share. At the same time, the increasing cost of customer retention could put additional pressure on margins and lead to a substantial decline in profitability.

Actual or perceived health risks and other problems relating to mobile devices or transmission masts could lead to stricter regulation of radiation emissions from mobile base stations and antennae, additional compliance expenditures and decreased mobile communications usage

Concern has been expressed that the electromagnetic signals from mobile devices and base stations may pose health risks or interfere with the operation of electronic equipment, including automobile braking and steering systems.

In December 1999, the Federal Council adopted an ordinance, known as the NIS Ordinance, which establishes emission standards to protect the population of Switzerland from non-ionizing radiation emitted by various sources, including mobile antennae and base stations. In 2002, the Swiss Agency for the Environment, Forests and Landscape (“BUWAL”) issued final recommendations which provide guidance for enforcement authorities on the appropriate methods for measuring electromagnetic emissions from base stations and masts in the GSM network, but which do not address emission standards for UMTS networks. Draft recommendations relating to emission standards for UMTS networks were published in 2004, which currently apply. Final recommendations are expected to be adopted in the course of 2005. Depending on the enforcement recommendations ultimately adopted, it is possible that additional capital expenditures will be required in connection with the build-out of Swisscom’s UMTS network.

A recent study showed that UMTS radiation has an impact on the well-being of humans. While the impact of UMTS radiation on the well-being of humans is supposedly small, the results of the study are statistically significant. Additional studies, which attempt to replicate this recent study, while correcting certain of its scientific shortcomings, are currently being conducted. If these further studies confirm that UMTS radiation may have adverse health effects, regulatory authorities may set stricter emission standards for the UMTS network than currently apply. Any of these regulatory measures would have a severe and adverse effect on Swisscom’s mobile business and Swisscom may be unable to recoup its investment in the UMTS network and required to take significant write downs.

Even if no stricter regulatory measures were adopted, perceived health risks of mobile handsets or base stations and related publicity could cause Swisscom’s customer base and average usage per customer to decline, which would have a material adverse effect on Swisscom’s mobile communications business. Environmental objections may also make it more difficult to find attractive sites for base stations and could thereby impair the build-out of Swisscom’s wireless infrastructure, primarily the mobile network.

If Swisscom is not able to benefit from a potential increase in market demand for integrated communication solutions and IT services, its business customers and solutions business would suffer

As the provision of basic telecommunication services to business customers has become a commodity business characterized by low margins, Swisscom believes that future growth in this market will lie in the provision of enhanced business solutions. Accordingly, it has invested in upgrading its data networks, thereby enabling the provision of integrated data and voice services with greater flexibility, scalability and performance. However, demand for such integrated communications solutions has not developed as Swisscom anticipated. The slowdown of the global economy beginning in 2001 led to a decline in corporate spending which was particularly pronounced in the IT area. Despite modest improvement of the economy since the beginning of 2004, demand for integrated communication solutions and IT services has remained sluggish and may potentially decline if the economy slows down again. Moreover, Swisscom faces intense competition from other players in the market for integrated communication solutions and IT services, some of which have more experience than Swisscom, and there can be no assurance that Swisscom will benefit proportionately from any upturn in market demand.

The expansion of its outsourcing business exposes Swisscom to the risk that it may not be able to achieve expected cost savings and could be required to perform long term contracts at a loss

In 2003 and 2004, Swisscom expanded its business in the outsourcing market. Outsourcing contracts are typically multi-year engagements under which Swisscom takes over management of a client’s technology operations, business processes, network and/or IT infrastructure. Generally, Swisscom also takes over the clients’ employees associated with the outsourced operations and may become responsible for the related employee obligations, such as pension and severance commitments. The successful implementation of outsourcing projects depends among other things on Swisscom’s ability to rapidly optimize the outsourced operations by reducing costs. If Swisscom is not able to realize anticipated efficiencies, it may not be able to perform these contracts on a profitable basis. In addition, some of these contracts may permit termination fees or impose other penalties if Swisscom does not meet performance levels specified in the contracts.

Swisscom may consider entering into acquisitions, including potentially large acquisitions outside its home market, which would entail a variety of important risks

Swisscom continues to actively consider investment opportunities, which could potentially include large acquisitions outside its home market. In 2004, Swisscom was in advanced discussions with the Austrian privatization authority (ÖIAG) regarding a possible merger with Telekom Austria, but talks were called off by both parties. More recently, Swisscom submitted a bid to acquire a 51% interest in Cesky Telecom a.s., which the Czech government had put up for auction. However, on April 6, 2005, the Czech government approved the sale to another bidder. Swisscom expects to continue to consider international investment opportunities in the future.

Entry into any such significant acquisition would entail a variety of important risks. There can be no assurance that Swisscom would be able to successfully execute the business plan it pursued with a specific acquisition, such as leveraging the target’s expertise in certain areas, or to realize other anticipated benefits, including synergies, from the transaction. This risk may be compounded in the case of a cross-border transaction, particularly if it involves a local incumbent, as political and cultural factors may make it more difficult to implement management and other changes. Although Swisscom would seek to conduct due diligence on any potential target, the opportunity to do so may be limited and it is possible that the transaction could entail higher than anticipated costs, that the target could have additional liabilities for which Swisscom may not be entitled to indemnification or that write downs may be required, including of any goodwill arising out of the transaction. Moreover, should Swisscom enter into a large acquisition, Swisscom would likely incur substantial debt, which could negatively affect earnings as well as potentially increase its cost of capital and reduce its future flexibility.

Swisscom depends upon a limited number of suppliers, particularly for the supply of next generation fixed and mobile network components

Swisscom’s ability to provide and roll out reliable, high quality and secure products and services, depends upon, among other things, the adequate and timely supply of transmission, switching, routing and data collection systems, related software and other network equipment. If Swisscom were unable to obtain adequate supplies of equipment in a timely manner, or if there were significant increases in the costs of such supplies, Swisscom’s operations would be adversely affected. This is particularly true with respect to network equipment and services that Swisscom requires to upgrade its existing fixed and mobile networks to enable new broadband and multimedia services based on new technologies, such as ADSL, very high bit-rate digital subscriber line (VDSL) and UMTS. While Swisscom seeks to diversify its suppliers, it currently has only one supplier of ADSL, who will also be the supplier of VDSL, and one supplier of UMTS equipment. Swisscom also depends on the timely supply of mobile handsets which can be used in the UMTS network.

Network failures may result in the loss of traffic, reduced revenue and harm to Swisscom’s reputation

Modern telecommunication networks are vulnerable to damage or interruption caused by system failures, hardware or software failures, computer viruses or external events such as storms, floods, avalanches, fires, power loss or intentional wrongdoing. Swisscom has experienced network failures in the past. In June 2004, Swisscom’s IP network for business customers was disrupted for several hours due to a software failure. If the disruption had continued for a longer period, it would have had significantly adverse consequences, in particular for the banking sector. The risk of network failures can never be entirely eliminated. Any such failure may harm Swisscom’s reputation and could result in customer dissatisfaction and reduced traffic and revenues.

Complex IT systems which have been developed over a long period of time may hamper Swisscom’s business development

Swisscom relies for many of its most important data processing functions on complex IT systems which have been developed over a long period of time. Older systems have been upgraded and adapted on an ongoing basis and new systems have been introduced. As a result, there is a lack of harmonization in Swisscom’s IT systems which may affect Swisscom’s ability to compete with newer service providers and therefore require that Swisscom make further investments to facilitate the provision of flexible and cost-effective services to its customers and may harm its competitive position. In addition, further adaptation and extension of Swisscom’s IT systems, in particular its billing, order management and customer relationship management systems, would be complex and time-consuming and could therefore hamper Swisscom’s business development.

Swisscom may not be able to implement necessary restructuring measures, and its relations with the trade unions could deteriorate

While Swisscom was able to reach an agreement with the trade unions on the extension of the collective bargaining agreement in 2003, new negotiations are scheduled for 2005. In the course of these negotiations, Swisscom expects to face considerable disagreement with the trade unions, particularly with regard to the applicability of a new collective bargaining agreement to all Swisscom group companies and Swisscom’s aim to introduce more flexible labor and termination conditions. If Swisscom is not able to achieve its aims, this could restrict its operating subsidiaries in their ability to adapt to changing market conditions, which could negatively affect their profitability. In addition, the negotiations as well as further staff reductions could damage industrial relations or even lead to work disruptions, which in turn could also negatively affect Swisscom’s profitability and competitiveness.

A decline in the capital markets or the revision of previously made assumptions may result in increased pension expense and could affect Swisscom’s profit

Swisscom contributes to comPlan, a defined benefit plan, which provides retirement benefits for the majority of its employees in Switzerland. comPlan covers the risks of old age, death and disability in accordance with Swiss pension legislation.

The determination of the liability and expense for pension benefits in Swisscom’s consolidated financial statements is based on the guidelines of the International Financial Reporting Standards (IFRS) and is dependent on the selection of assumptions which attempt to anticipate future events, including the discount rate, expected long-term rate of return on plan assets and rates of increase in future compensation levels. These assumptions are regularly reviewed and revised when appropriate, and changes in one or more of them could affect the amount of Swisscom’s recorded expenses for these benefits. For 2005, Swisscom expects to make contributions to the comPlan in the amount of CHF 196 million. However, Swisscom plans to review the benefits and contributions under the comPlan and expects to amend the plan in the course of 2005. These amendments may require Swisscom to pay a higher amount than currently planned, which could have a significant negative effect on Swisscom’s cashflows from operating activities in 2005.

Under IFRS, the total underfunding as of December 31, 2004 was CHF 2,050 million, of which CHF 1,118 million is recognized in the balance sheet. The difference, consisting of an unrecognized actuarial loss and unrecognized prior service cost totalling CHF 932 million, is subject to future recognition as described in Note 2.15 to the consolidated financial statements and will result in an additional expense of CHF 10 million in 2005, after an additional expense of CHF 9 million in 2004. For more information on Swisscom’s pension plan, see Note 9 to the consolidated financial statements. If actual experience differs from expectations, Swisscom’s results of operations and cash outflows in future periods could be affected. A deterioration of the capital markets would affect Swisscom’s future pension expense and could lead Swisscom to increase its contributions, which would result in higher cash outflows.

Swisscom may be audited by the Swiss tax authorities and, if any deficiencies are uncovered, may be required to make substantial payments

Since Swisscom’s incorporation as a Swiss stock corporation, only some of Swisscom’s group companies have been subject to a detailed review by the Swiss tax authorities. Based on the experience of other Swiss companies, Swisscom believes that a review of the direct and indirect taxes of other Swisscom group companies or of the whole group may occur in the near future. Past audits by the Swiss tax authorities of other Swiss companies have in some cases resulted in substantial additional payments being required of the affected companies. While Swisscom was not required to pay any substantial additional payments as a result of past tax reviews of its group companies, it cannot be excluded that, if Swisscom is audited by the Swiss tax authorities in the future and any deficiencies are uncovered, Swisscom may have to make substantial payments for which it has not made provisions.

Swisscom is involved in a number of legal proceedings which, if decided against Swisscom, could in the aggregate have a material adverse effect on its results

Swisscom is involved in several legal proceedings that are described in more detail under “Item 8: Financial Information – Legal Proceedings”. Swisscom’s position as the principal telecommunications provider in Switzerland has attracted the attention of its competitors in Switzerland and of the Swiss regulatory authorities. In addition, Swisscom is regularly involved in legal disputes with competitors as a result of its leading position in the fixed-line and mobile communications markets in which it operates. For example, Swisscom is currently involved in a legal proceeding with respect to fixed-fixed interconnection fees, in which it may be required to lower interconnection prices by 25-35%. Although Swisscom believes that most of these proceedings would not individually have a material adverse effect on its results of operations and financial condition, in the aggregate these proceedings could have such an effect.

In connection with the sale of debitel, Swisscom may not be able to recover the full amount of the vendor loan notes and may be required to make additional payments under the representations and warranties made and indemnities provided in the purchase agreement

On June 8, 2004, Swisscom sold its 95% stake in debitel AG in a leveraged buy out by funds advised by the private equity firm Permira (Permira Funds), for a purchase price of EUR 640 million (equity value). The purchase price was partially financed by Swisscom through the conversion of existing intercompany loans in the amount of EUR 210 million into two vendor loan notes of EUR 105 million each, assumed by debitel Konzernfinanzierungs GmbH, an indirect 100% owned subsidiary of the entity acquired by Permira Funds in the transaction. Swisscom received a first repayment of EUR 20 million on this obligation in early 2005.

A portion of the purchase price was also financed on a senior secured basis by a consortium of banks. Repayment of Swisscom’s vendor loan notes, which have a term of 7 and 8 years, respectively, is subordinated to the full repayment of the senior facilities provided by these banks. Upon repayment of the senior facilities, the vendor loan notes will be secured by assets of debitel Konzernfinanzierungs GmbH, which consist primarily of the debitel shares acquired in the transaction. As a result, Swisscom faces the risk that it may not recover the full amount of the vendor loan notes in the event debitel Konzernfinanzierungs GmbH were to default on its obligations and the assets securing the vendor loans notes were insufficient to satisfy both the senior banks and Swisscom. Should this be the case, Swisscom would need to write off these loans.

As is common in this type of transaction, Swisscom has agreed to indemnify the purchaser for any breach of the representations and warranties made by it in the purchase agreement and for certain liabilities, including tax liabilities, of debitel. In addition, Swisscom has agreed to bear the risk of, and to indemnify the purchaser for, any losses which may arise in the future at one of debitel’s international subsidiaries. However, the purchase agreement provides Swisscom with the right to assume control of this subsidiary under certain conditions in order to minimize its liability under this indemnity.

Based on current estimates, the maximum amount that could become due relating to the representations and warranties (excluding the indemnification given for one of debitel’s international subsidiaries) was approximately EUR 110 million at December 31, 2004. No accrual has been recorded for this potential indemnification as management believes that the criteria for the recognition of a liability had not been met.

Risks Related to Ownership by the Swiss Confederation

The interests of the Swiss Confederation, which owns a majority stake in Swisscom, may differ from those of Swisscom and could hamper Swisscom’s development

The Swiss Confederation holds a majority of Swisscom shares. Any reduction of the Confederation’s holding below a majority would require a change in law. Swisscom may not undertake a capital increase that would otherwise have the effect of decreasing the Confederation’s shareholding to less than a majority, unless the Confederation agrees to participate in the capital increase. Swisscom’s ability to raise additional equity capital could therefore be constrained. In addition, Swisscom could also be limited in its ability to undertake major corporate actions, such as acquisitions or entry into strategic partnerships, either at the parent company level or through subsidiaries, which are important elements of its strategy.

The sale of a substantial stake in Swisscom by the Swiss Confederation could negatively affect Swisscom’s share price

The Swiss Confederation currently holds a 61.4% stake in Swisscom. The stake will increase again to 66.1% after effectiveness of the planned share capital reduction following the share buyback completed in December 2004. While any reduction of the Confederation’s holding below a majority would require a change in law, future sales by the Swiss Confederation down to the required majority may occur. In 2003 and 2004, the Swiss government issued bonds exchangeable into Swisscom shares in the aggregate amount of CHF 3.9 billion. The exchangeable bonds that are currently outstanding have remaining maturities ranging from one year to two and a half years. Full exercise of these bonds would cause the Confederation’s stake in Swisscom to decline to 57.2% (assuming effectiveness of the share capital reduction). The Federal Council has also reaffirmed its intention to further reduce its stake to the legal minimum. The sale or potential sale of a significant number of Swisscom’s shares by the Swiss Confederation may cause the market price of Swisscom’s shares and ADSs to decline significantly.

Risks Related to Swisscom’s Shares

Currency fluctuations may adversely affect the trading prices of Swisscom’s ADSs and the value of any distributions Swisscom makes

Because Swisscom’s stock is traded in Swiss francs and the ADSs are traded in U.S. dollars, fluctuations in the exchange rate between the two currencies may affect the relative value of Swisscom’s ADSs. In addition, should Swisscom make any distribution on its common stock in Swiss francs, the depositary will convert such distributions to U.S. dollars. If exchange rates fluctuate before the depositary converts the currencies, U.S. shareholders may lose some of the value of the distribution.

Shareholders’ rights are governed by Swiss law and differ in some respects from the rights of shareholders under U.S. law

Swisscom is a stock corporation organized under the laws of Switzerland. The rights of holders of Swisscom’s shares, and therefore, many of the rights of its ADS holders, are governed by Swisscom’s articles of incorporation and by Swiss law. These rights differ in some respects from the rights of shareholders in typical U.S. corporations. In particular, Swiss law significantly limits the circumstances under which shareholders of Swiss corporations may bring derivative actions.

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

ITEM 4: INFORMATION ON THE COMPANY

Overview

Swisscom is the principal telecommunications provider in Switzerland, offering a comprehensive range of products and services to residential and business customers. As the leading provider of fixed-line services, Swisscom offers analog and digital access services. In addition, Swisscom offers broadband services over existing subscriber lines using a technology commonly referred to as ADSL. As of December 31, 2004, Swisscom provided 3.9 million fixed-line telephone access lines in Switzerland, of which 0.9 million were digital or ISDN lines and 0.8 million were being used for ADSL access. In 2004, Swisscom billed an aggregate of 17.1 billion minutes of national transit and interconnection traffic and terminated over 1.5 billion minutes of incoming international traffic on behalf of other telecommunication service providers. Through Swisscom Mobile AG, in which Vodafone holds a 25% stake, Swisscom is the leading mobile telecommunications service provider in Switzerland, with over 3.9 million subscribers to its mobile service as of December 31, 2004. Swisscom also offers a full range of state-of-the-art data services, from leased lines to integrated solutions for its corporate customers. In 2004, Swisscom’s net revenue amounted to CHF 10.1 billion.

On June 8, 2004, Swisscom sold its 95% stake in debitel AG, the largest network-independent telecommunications provider in Europe, in a leveraged buyout by funds advised by the private equity firm Permira (Permira Funds), for a purchase price of EUR 640 million (equity value). As a result of the sale, debitel is treated in the consolidated financial statements as a discontinued operation. Prior years have been restated accordingly. See “– Divestments/Discontinued Operations – debitel”.

Swisscom operates a variety of state-of-the-art telecommunications networks which enable the quick and cost-effective introduction of next-generation services. Swisscom’s PSTN/ISDN network features fully digitalized transmission and local switching and fully integrated ISDN. Swisscom has upgraded its access networks to provide broadband connectivity services via ADSL technology in the local loop. ADSL technologies operate, like ISDN, over existing copper lines, but offer higher speed and volume for data transmission. Swisscom’s current ADSL offering provides download speeds of up to 2.4 Mbit/s and is available to more than 98% of the population of Switzerland. Swisscom also operates several data networks used for the provision of packet switched, frame relay and asynchronous transfer mode (ATM) data services and, to an increasing extent, IP and Ethernet communication. Swisscom’s mobile telephony network is a digital mobile dual band network based on the international GSM standard. Swisscom has also built out a separate “third generation” UMTS network. UMTS is mobile radio system that creates additional mobile radio capacity and enables broadband media applications while also providing high speed Internet access. Swisscom is currently capable of providing UMTS service to almost 90% of the Swiss population. As described in more detail below, Swisscom is currently making targeted investments in both its fixed-line and mobile networks to increase coverage where needed as well to enhance capacity and upgrade functionality. See “– Networks and Technology”.

The following table sets forth Swisscom’s capital expenditures for the periods indicated.

	Year Ended December 31,
CHF in millions	2002	2003	2004

Fixed-line network	479	497	360
Mobile network	295	381	434
Other	353	287	342

Total	1,127	1,165	1,136

Prior to January 1, 1998, Swisscom was the state monopoly service provider and was subject only to limited competition. On January 1, 1998, the Swiss telecommunications market was opened to competition with the implementation of the Telecommunications Act. Since then, a large number of competitors have entered the Swiss market, with intense competition in both fixed-line and mobile telephony and in services provided to business customers.

Although Switzerland is not a member of the EU, the Swiss market has been liberalized on the schedule and in the manner set forth in the EU directives mandating the liberalization of telecommunications services in member states. In October 2004, the First Chamber of the Swiss Parliament passed a bill with significant amendments to the Telecommunications Act, which is currently under consideration by the Second Chamber of the Swiss Parliament. These amendments would, if adopted into law, require Swisscom to offer unbundled access to its local loop, as well as access to leased lines, on a cost-oriented basis. See “– Regulation – Unbundling of the Local Loop and Other Access Regulation”.

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

On December 22, 2004, Swisscom completed a share repurchase program in which it repurchased shares in an aggregate amount of CHF 2 billion representing 7.13% of its share capital. The Annual General Meeting to be held on April 26, 2005 will vote on a resolution to reduce Swisscom’s share capital accordingly. See “Item 8: Financial Information – Dividend Policy”.

Historically, Swisscom’s operations were a part of the Swiss PTT, a dependent agency of the Swiss Government. The Telecommunications Enterprise Act of 1997 (the “TUG”) established Swisscom as a special statutory stock corporation. The TUG provides that the Swiss Confederation must hold a majority of the capital and voting rights of Swisscom. Any reduction of the Confederation’s holding below a majority would require a change in law. In 2003 and 2004, the Swiss government issued several bonds exchangeable into Swisscom shares in the aggregate amount of CHF 3.9 billion. The exchangeable bonds that are currently outstanding have remaining maturities ranging from one year to two and a half years. Full exercise of these bonds would cause the Confederation’s stake in Swisscom to decline to 57.2% (assuming effectiveness of the share capital reduction described above).

Swisscom’s principal executive offices are located at Alte Tiefenaustrasse 6, 3050 Bern, Switzerland. For a list of Swisscom’s subsidiaries and affiliated companies, see Note 40 to the consolidated financial statements.

Strategy

Swisscom’s primary strategy is to remain a leading and innovative multi-service provider of telecommunication services in Switzerland. In addition to focusing on its home market, Swisscom actively considers investments abroad.

In its home market, Swisscom believes that the mobile business continues to have growth potential, while the fixed-line business is likely, in spite of increasing broadband penetration, to erode over time. Accordingly, Swisscom seeks to optimize its free cash flow from existing businesses, while exploring any opportunities to develop new businesses in Switzerland.

In particular, Swisscom’s strategy in its home market is:

•	To develop and introduce innovative broadband services. Swisscom believes that the provision of broadband services to customers in both its fixed-line and mobile businesses is key to customer retention and will also be a source of future revenue growth. In its fixed-line business, Swisscom strategy is to combine its core competencies in voice and Internet access services with multimedia services such as TV and video on demand. Swisscom refers to this strategy as its “triple play” strategy. Swisscom has recently piloted a TV over DSL service, which it intends to introduce on a commercial basis during the second half of 2005. In its mobile business, Swisscom is actively promoting video telephony services and has expanded the range of broadband mobile services available through the Vodafone live! portal to include live TV and 3D video games. In addition, to further this “triple play” strategy, Swisscom recently acquired a 49% strategic stake in CT Cinetrade AG, a Swiss media company whose activities include a pay-TV channel, video and DVD film rights, as well as movie theaters.

•	To support the development and roll out of broadband services through targeted investment in network infrastructure. To support its “triple play” strategy, Swisscom is making targeted investments to enhance the capacity, reach and functionality of its broadband networks. Swisscom expects such enhancements to include the introduction of very high bit-rate digital subscriber line (VDSL) technology in its fixed-line access network. VDSL will allow downstream speeds well above 10Mbit/s capable of supporting rich multimedia services, such as the simultaneous transmission of multiple television channels. With respect to its mobile networks, Swisscom continues to build out its UMTS capability, while also investing in capacity enhancements and functional upgrades of its existing GSM/GPRS network, for example with the recent deployment of EDGE technology. Following its prudent investment policy, Swisscom intends to proceed with network enhancements in incremental steps aligned with market demand.

•	To improve its domestic position by developing adjacent and new businesses. Swisscom seeks to expand its business into adjacent and new businesses in order to leverage its strong customer base in Switzerland. In 2004, Swisscom significantly expanded its telecommunication and IT infrastructure outsourcing activities. Swisscom believes that infrastructure outsourcing business will grow in the future as technologies converge and demand increases for combined IT and telecommunication solutions. With the acquisition of Billag Card Services AG in 2003, Swisscom made its debut in the market for third party billing and loyalty cards processing services, a business which Swisscom seeks to expand in the future.

•	To maintain customer loyalty in its core businesses through enhanced customer care. In addition to providing innovative broadband services to retain and attract customers, Swisscom seeks to maintain customer loyalty through enhanced customer care, which it believes distinguishes it from its competitors. In its fixed-line business, Swisscom offers a variety of promotions, such as discounts for evening and weekend calls and temporary discounts, and recently introduced new pricing models, which gives its customers greater flexibility in choosing the tariff that best fits their individual needs. In its mobile business, Swisscom offers a full range of different tariff models and various customer loyalty programs, such as handset subsidies. The merger of its businesses of Enterprise Solutions and Swisscom Systems to form a new business segment named Swisscom Solutions enables Swisscom to deliver traditional data and voice as well as integrated communications solutions from a single source, which it believes will improve the convenience of its services and increase customer satisfaction.

•	Efficiency improvements. As a result of increased pressure on margins due to strong competition and regulatory effects, Swisscom has placed increasing emphasis on cost management in recent years. Swisscom seeks to achieve efficiency improvements in particular through reducing headcount and optimizing workplace infrastructure. In addition, Swisscom has sold or closed down businesses with low margins such as its international point of presence in North America and European sales offices, and its international wholesale business, which it agreed to combine with Belgacom in February 2005.

While being primarily focused on its home market, Swisscom continues to actively consider investment opportunities outside of Switzerland with a focus on Europe. Swisscom has defined strict criteria which are applied to any larger investment opportunity: sustainability of the business, strategic fit, quality of management, reasonability of price and overall impact on Swisscom’s business and risk profile. In 2004, Swisscom was in advanced discussions with the Austrian privatization authority (ÖIAG) regarding a possible merger with Telekom Austria. While talks were called off by both parties, Swisscom continues to believe that Telekom Austria would be a promising investment. More recently, Swisscom submitted a bid to acquire a 51% interest in Cesky Telecom a.s., which the Czech government had put up for auction. However, on April 6, 2005, the Czech government approved the sale to another bidder. In addition to considering such larger investments, Swisscom may also make venture capital type investments in companies at various stages of development in promising sectors of the telecommunications industry. Should no suitable investment opportunity arise, Swisscom intends, in accordance with its dividend policy, to return capital it does not require to its shareholders. See “Item 8: Financial Information – Dividend Policy”.

Overview of Revenue by Business Segment

In 2004, Swisscom operated in the following business segments:

•	Fixnet provides fixed-line voice and Internet access services as well as a comprehensive range of fixed-line telecommunication services to residential and business customers. In addition, Fixnet provides a wide range of wholesale services. Fixnet also offers a variety of other services, including the sale of customer equipment, the provision of leased lines and the operation of a directories database.

•	Mobile provides mobile telephony, data and value-added services in Switzerland.

•	Enterprise Solutions provides national and international fixed-line voice telephony services to business customers and offers leased lines, Intranet, private network and other services.

•	Other covers mainly the sale of corporate voice communications equipment through Swisscom Systems, the provision of IT services through Swisscom IT Services as well as the provision of high-speed Internet access to business travelers across Europe through Swisscom Eurospot.

•	Corporate includes Swisscom’s headquarter functions, group-company shared services, property rentals through the real estate company Swisscom Immobilien and Swisscom’s programs under its social plan.

The following table sets forth external revenue generated by Swisscom’s segments for the periods indicated.

	Year Ended December 31,
CHF in millions	2002	2003	2004

Fixnet	4,907	4,601	4,555
Mobile	3,434	3,511	3,679
Enterprise Solutions	1,167	1,081	987
Other	833	761	768
Corporate	74	72	68

Total	10,415	10,026	10,057

In 2004, the following effects had an impact on the structure of Swisscom’s reporting segments. The previous years’ figures have been restated to reflect these changes:

•	Sale of debitel. As a result of the sale of debitel in June 2004, the former reporting segment debitel is now reported separately as a discontinued operation in the consolidated financial statements. See “ – Divestments/Discontinued Operations – debitel”.

•	Customer transfer from Enterprise Solutions to Fixnet. Effective January 2004, approximately 46,000 business customers with primarily standard traffic needs were transferred to the Fixnet segment from Enterprise Solutions, which has increased its focus on large business customers with complex communication needs.

•	Direct mobile interconnection. Since February 2003, direct mobile interconnection has been available, and Swisscom Mobile and other mobile network operators are now able to terminate their traffic directly on each other’s networks rather than through Fixnet, which had been the intermediary for such traffic. In 2004, Swisscom Mobile entered into an agreement with a further mobile network operator. As a result, the revenues and costs associated with this counterparty, which in the past had been recorded as external revenues and costs in the Fixnet segment are now recorded as external revenues and costs in the Mobile segment.

Fixnet

Through Fixnet, Swisscom is the leading provider of fixed network telecommunication services in Switzerland, which it provides to residential, business and wholesale customers. In 2004, Fixnet generated total revenue of CHF 5.7 billion, including sales of CHF 1.2 billion to other Swisscom business segments. With external revenues of CHF 4.6 billion, Fixnet accounted for 45% of Swisscom’s consolidated net revenue in 2004.

Services provided by Fixnet include:

•	Access. Fixnet provides access services, including traditional analog, digital and broadband access services, to residential and business customers. As of December 31, 2004, Fixnet provided 3.9 million fixed-line telephone access lines, including 0.9 million ISDN lines, and offered ADSL access over 0.8 million subscriber lines.

•	Retail Traffic. Fixnet provides national and international fixed-line voice telephony services to residential and business customers. In 2004, Fixnet carried an aggregate of 11.5 billion minutes of national telephony and dial-up Internet traffic and 1.0 billion minutes of outgoing international traffic generated by residential customers.

•	Wholesale Traffic. Fixnet provides a wide range of wholesale services to Swisscom’s other segments (which results in the recognition of intersegment revenue) and to other national and international telecommunications providers. In 2004, Fixnet billed a total of 17.1 billion minutes of national interconnection and transit traffic and terminated 1.5 billion minutes of outgoing international traffic and 1.5 billion minutes of incoming international traffic.

•	Other Traffic. Fixnet operates public payphones, provides operator services and offers prepaid calling cards.

•	Other. Fixnet also offers a variety of other services, including the sale of customer equipment, the provision of leased lines and the operation of a directories database.

The following table sets forth external revenue generated by Fixnet for the periods indicated.

	Year Ended December 31,
CHF in millions	2002	2003	2004

Access	1,581	1,715	1,876
Retail traffic	1,405	1,329	1,240
Wholesale traffic	942	677	691
Other traffic	208	247	158
Other	771	633	590

Total	4,907	4,601	4,555

Effective January 2004, Enterprise Solutions increased its focus on large business customers with complex, solution-oriented telecommunication needs, while Fixnet continues to deliver standardized telecommunication products for the residential and small business customer markets. As a result, the revenues and costs generated by 46,000 customers with primarily standard traffic needs were transferred from Enterprise Solutions to Fixnet. Prior years have been restated accordingly.

In order to strengthen its competitive position in the retail fixed-line market, Swisscom aims to increase usage of its broadband access services and to strengthen customer loyalty. Swisscom believes that demand for broadband connectivity services continues to increase and will remain a future source of growth. Swisscom is actively marketing broadband connectivity in the retail market under the brand name Bluewin. Swisscom believes that combining its core activities voice and Internet with multimedia services such as TV and video on demand, a so-called triple-play strategy, will be an effective means of competing with cable network operators. Swisscom carried out a 3-month field trial ending February 2005 of providing television to 600 of its users and plans to introduce the new multimedia services on a commercial basis during the second half of 2005. In addition, Swisscom seeks to optimize product distribution and to promote customer care through direct and indirect sales channels, such as Swisscom shops and specialized outlets. Swisscom also operates a direct marketing center.

Access

Fixnet provides homes and businesses in Switzerland with analog and digital telephone access lines as well as a variety of supplementary services. In addition, Swisscom offers Internet access services to residential and business customers as well as broadband Internet access services to other Internet service providers on a wholesale basis. In 2004, external revenue from access services amounted to CHF 1,876 million.

Voice Access

Swisscom’s analog voice access service, provided over the public switched telephone network (PSTN), consists of providing connections between a customer’s premises and the PSTN for basic voice, facsimile and Internet services. Each PSTN access line provides a single telecommunications channel. Swisscom offers its PSTN customers a wide range of supplementary services including call forwarding, call waiting, engaged line callback, three-party conference calling and caller identification suppression services. In 2004, PSTN services comprised 48% of total access revenue.

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

	As of December 31,
In thousands of lines(1)	2002	2003	2004

PSTN(2)	3,163	3,086	3,007
ISDN(3)	911	924	924

Total access lines	4,074	4,010	3,931

Total access channels	5,335	5,261	5,175

(1)	Based on lines in service, including courtesy lines and service lines.

(2)	Each PSTN line provides one access channel.

(3)	ISDN lines consist of basic ISDN lines and primary ISDN lines. A basic ISDN line provides two access channels and a primary ISDN line provides 30 access channels.

ISDN growth has slowed in recent years and stagnated in 2004 because of high ISDN penetration and the increasing use of ADSL services, which are also offered over PSTN line. In addition, the total number of access lines declined primarily due to the market entry of Cablecom, Switzerland’s major cable network operator, which offers telephony and Internet services over its own infrastructure. Swisscom expects this trend to continue.

Swisscom does not receive revenue in connection with the initial in-house installation of access lines, which is generally performed by independent contractors. Most available supplementary services are included in the monthly subscription.

The following table sets forth information relating to Swisscom’s charges in effect in 2004 for the provision of access services.

CHF (including VAT)	Activation Fee	Monthly Fee

PSTN	43.00	25.25
ISDN basic	43.00	43.00
ISDN primary	914.60	538.00

Under the terms of the Universal Service license, the provision of ISDN access is included within Swisscom’s Universal Service obligation and is subject to a price ceiling of CHF 40.00 (excluding VAT). PSTN access is subject to a price ceiling of CHF 23.45 (excluding VAT). Additional charges may be levied for the provision of supplementary services. See “ – Regulation – Universal Service” and “ – Regulation – Price Ceilings for Universal Service”.

In October 2004, the First Chamber of the Swiss Parliament passed a bill with significant amendments to the Telecommunications Act, which is currently under consideration by the Second Chamber of the Swiss Parliament. These amendments would, if adopted into law, require Swisscom to offer unbundled access to its local loop on a cost-oriented basis. Swisscom does not expect the amendments to the Telecommunications Act to become effective before mid-2006. See “ – Regulation – Unbundling of the Local Loop and Other Access Regulation” and “Item 8: Financial Information – Legal Proceedings”.

Internet Access

Under the brand name Bluewin, Swisscom is the leading Internet service provider for retail customers in Switzerland, offering broadband Internet access over asynchronous digital subscriber lines (ADSL) and narrowband Internet access as a dial-up service over ISDN and PSTN lines. In addition, Swisscom Fixnet provides broadband Internet access to other Internet service providers on a wholesale basis.

The following table provides information about the number of access subscribers for the periods indicated:

	Year Ended December 31,
In thousands of lines/subscribers	2002	2003	2004

Bluewin ADSL lines	109	274	490
Wholesale ADSL lines	86	213	312

Total ADSL lines	195	487	802

Bluewin narrowband subscribers(1)	751	670	523

(1)	Includes active access subscribers only, defined as all paid-access subscribers and those subscribers to Swisscom’s free-access services who have accessed their accounts at least once in the past 40 days.

In recent years, growth in the access area has come from ADSL technology, which Swisscom believes will also be the source for future growth. ADSL offers significantly higher transmission speeds compared to ISDN. Because ADSL may be offered over a traditional PSTN line, ADSL growth may lead to a decline in the number of ISDN lines.

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

Bluewin’s strategy is to focus on its core competencies within Switzerland. In particular, Bluewin seeks to increase the number of subscribers to ADSL access services by offering new ADSL services and increasing significantly the capacity of its ADSL lines. Following the so-called triple play strategy of combining its core activities with multimedia services, Bluewin plans to offer television and video on demand during the second half of 2005. In order to evaluate the technological feasibility and market appeal of offering television over its broadband infrastructure, Swisscom carried out a 3-month field trial ending February 2005 of providing television to 600 of its broadband subscribers. In preparing the market for Swisscom’s entry into the TV business, in March 2005 Swisscom launched a first product offering related to TV services which can be used over the cable network.

In March 2002, two of Swisscom’s competitors filed a petition with the Competition Commission, alleging that Swisscom is illegally subsidizing Bluewin and abusing its dominant position in both the retail and wholesale market for ADSL services. On May 6, 2002, the Competition Commission issued a provisional order requesting Swisscom to offer its competitors the same discounts as it gives to Bluewin and launched an investigation. On December 15, 2003, the Competition Commission issued a decision, in which it determined abusive behavior by Swisscom of its market-dominant position and enjoined Swisscom from giving any discounts exclusively to Bluewin. In February 2004, Swisscom lodged an appeal against this decision. On January 13, 2005, Swisscom filed a petition to reconsider the provisional order on the grounds that market conditions have changed. See “Item 8: Financial Information – Legal Proceedings – Other Regulatory Proceedings".

Retail Traffic

Swisscom provides comprehensive national and international calling services to residential and business customers. Fixnet considers small and medium sized enterprises, depending on the complexity of their telecommunications needs, to be residential customers. External revenue attributable to national traffic and outgoing international traffic originating on the fixed-line network generated by Fixnet customers amounted to CHF 1,240 million in 2004.

Retail traffic has declined in recent years, mainly due to a significant decline in local area traffic and Internet traffic. Local area traffic declined in 2002 and 2003 mainly as a result of the numbering plan introduced in 2002, which allows subscribers who have pre-selected an alternative carrier to have their local calls automatically routed over that carrier’s network. In 2004, the decline in local area traffic was a result of the fact that Internet is increasingly accessed via Internet dial-up numbers, offered by Internet service providers, and ADSL lines, with the result that the associated traffic is no longer included in Swisscom’s local area traffic statistics. The migration to ADSL lines is also the reason for the decline in Internet traffic. Swisscom expects retail traffic to continue to decline.

Swisscom believes it is well-positioned to remain the leading provider of national traffic and outgoing international call services in the Swiss market. To this end, Swisscom continues to implement new measures designed to maintain its market share in national and international telephony traffic and to increase customer loyalty. In 2004, Swisscom intensified its efforts to retain and win back customers through direct marketing campaigns and new pricing models.

Traffic. The following table sets forth, for the periods indicated, selected information relating to Fixnet’s national and outgoing international fixed voice telephony traffic generated by residential customers.

	Year Ended December 31,
In millions of minutes(1)	2002	2003	2004

Local and long distance traffic	8,804	7,732	7,205
Fixed-to-mobile traffic(2)	907	950	949
Internet traffic	5,766	4,842	3,323

Total national retail traffic	15,477	13,524	11,477
International retail traffic(3)	961	968	955

Total retail traffic	16,438	14,492	12,432

(1)	Includes traffic on courtesy and service lines. Does not include traffic generated from Swisscom-operated public payphones.

(2)	Includes traffic from calls from the fixed-line network to private user networks.

(3)	Based on minutes of outgoing international traffic as determined for retail customer billing purposes. Does not include international wholesale traffic originating outside Switzerland.

In 2004, 48% of the outgoing international traffic generated by residential customers (excluding outgoing mobile traffic) was directed toward three countries: Germany, France and Italy.

Tariffs. Swisscom’s national traffic charges are calculated on the basis of call duration, time of day and day of the week, and whether the call is fixed-to-fixed or fixed-to-mobile. Recently, Swisscom launched new pricing models, under which customers can opt to pay a monthly subscription fee, allowing them to make both national as well as international calls at reduced rates or even for free at certain off-peak times.

Local area and national long distance calls in Switzerland are billed at the same rate as follows:

CHF/minute(1)	Peak (2)	Off-Peak (3)

National single tariff	0.08	0.04

(1)	Calls are charged in incremental steps of CHF 0.10 without a set-up charge.

(2)	Monday to Friday from 8:00 a.m. to 5:00 p.m.

(3)	Monday to Friday from 5:00 p.m. to 8:00 a.m., as well as on Saturdays, Sundays and holidays.

The following table sets forth information relating to the tariffs billed for fixed-to-mobile calls:

CHF/minute(1)	Peak (2)	Off-Peak (3)

Fixed-to-mobile tariff	0.55	0.45

(1)	Calls are charged in incremental steps of CHF 0.10 without a set-up charge.

(2)	Monday to Friday from 7:00 a.m. to 7:00 p.m.

(3)	Monday to Friday from 7:00 p.m. to 7:00 a.m., as well as on Saturdays, Sundays and holidays.

Swisscom’s international calling charges are generally based on duration, destination and day of the week. In recent years, Swisscom has substantially reduced its international calling charges, both through tariff reductions and volume discounts. Swisscom has a weekday rate applicable from Monday to Friday and a weekend rate for Saturday and Sunday and five tariff groups.

The following table sets forth information relating to Swisscom’s international tariffs in effect at the end of December 2004 for calls to the countries generating the most outgoing international traffic:

In CHF/minute, including VAT(1)	Weekday	Weekend

Germany, Austria, France, Italy, United Kingdom, United States	0.12	0.10
Portugal, Spain, Netherlands	0.25	0.20
Serbia, Montenegro, Russia	0.65	0.50

(1)	Calls are charged in incremental steps of CHF 0.10 without a set-up charge. A surcharge is applied for calls to foreign mobile networks.

Swisscom offers a variety of promotions, such as discounts for evening and weekend calls and temporary discounts, designed to improve price perception and reduce churn.

Under its Universal Service obligation, Swisscom is required to provide, subject to price ceilings, comprehensive local and national long distance calling service throughout Switzerland until December 31, 2007. Swisscom’s current tariffs are well below the applicable ceiling. See “ – Regulation – Price Ceilings for Universal Service”.

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

Since February 2003, direct mobile interconnection has been available, and Swisscom and other mobile network operators are now able to terminate their traffic directly on each other’s networks. As a result, traffic between the networks of contracting operators is now routed directly and is no longer terminated via the national and international network of Fixnet Wholesale. In 2004, Swisscom entered into an agreement with a further mobile operator. As a result, the revenues and costs associated with this counterparty, which in the past had been recorded as external revenues and costs in the Fixnet segment, were recorded as external revenues and costs in the Mobile segment in 2004. Prior years have been restated accordingly. Since the introduction of direct mobile interconnection, Swisscom’s competitors have been able to offer its customers direct mobile interconnection which resulted in a decrease in traffic over Swisscom’s network.

The international wholesale business is characterized by low margins due to overcapacity and strong competition. In February 2005, Swisscom and Belgacom, the leading telecommunications company in Belgium, signed an agreement to combine their international wholesale activities. Effective July 1, 2005, Swisscom will contribute its international wholesale business and international network in return for a 28% interest in the new business. Accordingly, beginning July 2005, Fixnet’s wholesale business will only consist of its current wholesale national business.

Wholesale National

Swisscom has a standard interconnection offer which it markets to all licensed operators, registered service providers and others eligible for interconnection under the Telecommunications Act, and complements this standard offer with a portfolio of extended interconnection services and wholesale products. In 2004, external revenue from national wholesale services amounted to CHF 246 million.

The following table sets forth information relating to Fixnet’s national interconnection and transit traffic for the periods indicated.

	Year Ended December 31,
In millions of minutes	2002	2003	2004

National wholesale traffic (1)	18,491	17,871	17,055

(1)	Based on minutes as determined for customer billing purposes. Includes traffic related to third party revenues for access, termination and transit services.

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

Under the Telecommunication Act, the interconnection rates charged by a market dominant provider must be cost-oriented, but may include an appropriate return on capital. Interconnection rates are based on long run incremental costs (“LRIC”) of an efficient operator and may not include historical costs. See “ – Regulation – Interconnection by a Market Dominant Provider”.

The following table sets forth information relating to Fixnet’s interconnection prices for the periods indicated.

	Year Ended December 31,
CHF/minute(1)	2002	2003	2004

Regional termination	0.0143	0.0130	0.0114
National termination	0.0218	0.0203	0.0186
Regional carrier selection	0.0144	0.0130	0.0115
National carrier selection	0.0219	0.0203	0.0187

(1)	Includes set-up charge. Calculated based on the weighted average price of a call of four minutes duration, whereby the traffic split in peak, off-peak and night calls was taken into consideration.

In 2004, Swisscom reduced its standard interconnection rates by up to 13%. For 2005, Swisscom announced further reductions of interconnection rates of up to 7%. Swisscom believes that its interconnection rates are in line with the European average and represent a fair, transparent and consistent implementation of the applicable regulatory requirements. Swisscom expects to continue to adapt its interconnection charges from time to time as it realizes further cost savings through network optimization or improvements in efficiency.

Swisscom has regularly been involved in legal proceedings relating to its interconnection obligations. In November 2003, ComCom issued decisions requiring Swisscom to lower interconnection prices with retroactive effect for the years 2000 to 2003 by 25-35%. Swisscom lodged an appeal against this decision with the Federal Court. Swisscom’s competitors, TDC and WorldCom also filed an appeal demanding further reductions than decided by ComCom. In October 2004, the Federal Court overturned the ComCom decision on procedural grounds and remanded the petitions for re-hearing before ComCom. For further information on legal proceedings relating to interconnection, see “Item 8: Financial Information – Legal Proceedings”.

Incoming International Traffic

Swisscom receives payments from other carriers for its role in terminating inbound international traffic under a specific accounting rate system. With growing competition resulting from market liberalization, accounting rate levels have fallen significantly in liberalized markets. This has had the effect of reducing Swisscom’s revenue from the termination of incoming international traffic. In 2004, external revenue from incoming international traffic amounted to CHF 200 million.

Swisscom has jointly invested in over 60,000 circuits which it shares with about 150 other international operators and has a variety of traffic volume agreements with such operators. Under these agreements, the parties agree upon tailor-made volume deals to mutually secure the incoming traffic streams.

The following table sets forth information relating to Fixnet’s incoming international traffic in minutes for the periods indicated.

	Year ended 31 December,
In millions of minutes	2002	2003	2004

Incoming international traffic(1)	1,837	1,607	1,521

(1)	Minutes of incoming traffic terminated in Switzerland as determined for international settlement purposes.

In 2004, 65% of incoming international traffic originated from five countries: Germany, United States, France, United Kingdom and Italy.

International Termination Traffic

In the area of international termination traffic, Swisscom offers two services: a standard service, which provides least cost routing to a wide range of destinations, and a more expensive premium service, which provides high quality transit services to substantially all global destinations. As an outgrowth of market liberalization, Swisscom also provides termination of outgoing international traffic to other national network operators and service providers. In 2004, external revenue from international termination traffic amounted to CHF 245 million.

Swisscom provides wholesale voice services through its European network (EOSNET), which links key European cities along routes with heavy international traffic. For a description of the European network, see “ – Networks and Technology – Fixed-Line Networks”.

The following table sets forth Swisscom’s international termination traffic in minutes for each of the periods indicated.

	Year Ended December 31,
In million of minutes	2002	2003	2004

International termination traffic(1)	1,878	1,188	1,508

(1)	Minutes of outgoing traffic terminated outside of Switzerland.

International termination traffic increased in 2004 as a result of expanded marketing and sales activities. The substantial volume decrease in 2003 reflects the discontinuation of its local sales offices in Europe and the sale of its international point of presence in the United States in 2002.

Other Traffic

Swisscom generates other traffic revenue from the operation of private and public payphones (which Swisscom is required to maintain as part of its Universal Service obligation), operator services and from the sale of pre-paid cards. In 2004, Swisscom realized external revenue of CHF 158 million from these services.

Other

Other services comprise the sale of customer equipment, the provision of leased lines, the operation of a directories database and a variety of other services.

Customer Equipment

Swisscom is a leading provider of customer equipment to residential customers in the Swiss telecommunications market. Swisscom purchases from third-party suppliers all of the telecommunications equipment that it sells or rents under the Swisscom brand name. In addition, Swisscom sells telecommunications equipment under third-party brand names. Swisscom offers residential customers primarily PSTN and ISDN corded and cordless telephone handsets and facsimile machines. Swisscom also offers mobile handsets and a variety of other products through its Swisscom shops, including ADSL modems. In 2004, sales of customer equipment generated external revenue of CHF 250 million.

The most important distribution channel for Swisscom’s customer equipment is the Swisscom shops. In addition, Swisscom uses third-party distribution channels.

Leased Lines

Swisscom offers a full portfolio of leased lines throughout Switzerland. Customers can choose among a wide range of bandwidths and a selection of different service levels. Swisscom has contracts with approximately 70 wholesale customers in Switzerland. Business customers, the primary customer segment for leased lines, are targeted through Enterprise Solutions. See “ – Enterprise Solutions – Networking”. In October 2004, the First Chamber of the Swiss Parliament passed a bill with significant amendments to the Telecommunications Act, which is currently under consideration by the Second Chamber of the Swiss Parliament. These amendments would, if adopted into law, require Swisscom to offer access to leased lines on a cost-oriented basis. See “ – Regulation – Unbundling of the Local Loop and Other Access Regulation” and “Item 8: Financial Information – Legal Proceedings”. In 2004, the provision of leased lines generated external revenue of CHF 136 million.

Directories

Swisscom Directories operates, maintains and sells Switzerland’s most comprehensive directories database, the electronic phonebook (Elektronisches Telefonbuch ETV ® or “ETV”). ETV includes over 6 million residential and business entries and is updated daily with subscriber information from Switzerland’s major telecommunications service providers. Swisscom Directories is also responsible for the production, marketing and distribution of printed telephone books, as well as the operation, production and development of electronic directories and the online yellow pages. Additionally, Swisscom Directories has primary responsibility for the development and marketing of customized directories solutions for small and medium-sized enterprises and the directories industry. In 2004, Swisscom Directories generated external revenue of CHF 113 million.

The directories’ business is regulated under the Telecommunications Act. Since 2001, every telecommunication service provider is required to provide its regulated data, including daily data updates, not only to directories publishers, as was the case in the past, but to any interested party and for any use. In 2002, Swisscom Directories was appointed by all major telecommunication providers as their data agent and is now responsible for centrally handling the provision of regulated data. In connection with an investigation to determine whether Swisscom Directories offered its directories database to third parties at prices and on conditions that prevent them from effectively using the data, the Competition Commission determined that Swisscom Directories has a market-dominant position, but decided not to pursue the matter. Swisscom appealed the finding that it has a market-dominant position. The appeal is still pending. See “ – Item 8: Financial Information – Legal Proceedings”.

Other

Other revenue comprises mainly Internet narrowband traffic to third-party ISP numbers. In addition, it provides a range of value added services and data services to residential customers. In 2004, external revenue from these services amounted to CHF 91 million.

Competition

In the area of fixed network telephony and related services, Swisscom faces intense competition, particularly in the national and international calling markets. In 2004, price competition intensified due to increased competition from cable network operators, in particular the entry into the fixed-line market of Cablecom, the largest cable network operator in Switzerland. Swisscom expects price competition to intensify in 2005 due to increased competition from cable network operators and Internet service providers.

Access. Swisscom did not face significant competition in the residential access market until recently, mainly due to the fact that Swisscom has not yet been required to unbundle its local loop. However, competition has increased since mid-2004, when Cablecom started offering telephony services over cable on a commercial basis und is thereby directly competing with Swisscom’s PSTN and ISDN access services. In October 2004, the First Chamber of the Swiss Parliament passed a bill with significant amendments to the Telecommunications Act, which is currently under consideration by the Second Chamber of the Swiss Parliament. These amendments would, if adopted into law, require Swisscom to offer unbundled access to its local loop on a cost-oriented basis. See “ – Regulation – Unbundling of the Local Loop and Other Access Regulation” and “Item 8: Financial Information – Legal Proceedings – Proceedings Relating to Unbundling of the Local Loop ”. Unbundling of the local loop would give competitors direct access to Swisscom’s customers and the ability to offer them a full range of services without the need to use Swisscom as an intermediary. In addition to loss of access revenues, unbundling of the local loop is likely to lead to increased competition for national and international traffic as customers would for the first time be able to choose among competing full-service providers of fixed-line telephony.

Swisscom’s principal competitors in the Internet access market are TDC Switzerland (Sunrise) and Cablecom. TDC offers narrowband dial-up access through its own network as well as ADSL broadband access through a reselling agreement with Swisscom Fixnet. Cablecom offers narrowband dial-up access through its subsidiary SwissOnline as well as broadband access over its cable network.

In the market for broadband access, Swisscom faces stiff competition from cable network operators offering cable modem applications. With the rollout of broadband mobile services based on UMTS technology, Swisscom could face competition in the future from providers of broadband mobile services.

In order to compete with other broadband access operators more effectively, Swisscom doubled the capacity of its ADSL services by March 2004. In order to promote ADSL on the wholesale market as well, Swisscom did not charge its wholesale customers a set-up fee for most of 2004. In connection with the tariff reduction introduced in March 2002, two of Swisscom’s competitors filed a petition with the Competition Commission, alleging that Swisscom is illegally subsidizing Bluewin and abusing its dominant position in both the retail and wholesale market for ADSL services. In December 2003, the Competition Commission determined that Swisscom has abused its market dominant position for ADSL services and enjoined Swisscom from giving any discounts exclusively to Bluewin. In February 2004, Swisscom lodged an appeal against this decision. On January 13, 2005, Swisscom filed a petition to reconsider the provisional order on the grounds that market conditions have changed. See “Item 8: Financial Information – Legal Proceedings – Other Regulatory Proceedings”.

National Retail Traffic. Swisscom faces increasing competition in the national retail traffic market mainly due to the market entry of Cablecom. In the local area traffic market, competition increased in particular in 2002 and 2003 as a result of the introduction of the new numbering plan in March 2002. Currently, Swisscom’s principal competitors in the national retail traffic market are TDC Switzerland (Sunrise), Tele2, EconoPhone and Cablecom. In 2005, prices are expected to remain under pressure, mainly due to increased competition from cable network operators and Internet service providers offering Internet telephony (known as voice over IP) services.

Tariffs for fixed to mobile calls, which are accounted for in national traffic, are expected to come under particular pressure due to regulatory initiatives in the European Union regarding mobile termination and two proceedings in which Swisscom is involved. See “ – Regulation – Mobile Telecommunications”.

Swisscom’s competitors for national long distance service depend on Swisscom for the provision of wholesale origination and termination access and transit services. As a result, the pricing of these services has had an important impact on the development of retail competition. Since January 1, 2000, Swisscom has been required to calculate its interconnection costs in any market in which it is market-dominant on the basis of the long-run incremental cost of an efficient operator and may no longer include historical costs. As a result, interconnection prices have steadily declined. Because interconnection rates calculated on the basis of long-run incremental costs only cover the additional cost to Swisscom of giving other providers access to its network and do not include the historical costs incurred by Swisscom in building out its network, Swisscom’s competitors may be able to offer retail services at lower prices than Swisscom while still covering their costs. See “– Regulation – Interconnection by a Market Dominant Provider”. In November 2003, ComCom issued decisions requiring Swisscom to lower interconnection prices with retroactive effect for the years 2000 to 2003 by 25-35%. Swisscom lodged an appeal against this decision with the Federal Court. In October 2004, the Federal Court issued a decision overturning the ComCom decisions on procedural grounds and remanding the petitions for re-hearing before ComCom, which will consider the pricing issue anew. See “Item 8: Financial Information – Legal Proceedings”.

International Retail Traffic. Swisscom also faces strong competition in the outgoing international calling market. Swisscom’s principal competitors in the outgoing international traffic market are TDC Switzerland (Sunrise), Tele2, EconoPhone and Cablecom, which focus their marketing on offering reduced rates for calls directed to countries of high traffic volume. The development of interconnection pricing will also impact competition in the area of outgoing international telephony.

Over the long term, Swisscom expects that additional market share will be lost in the area of international fixed voice telephony due to the increasing use of voice-over-IP technologies, and that international rates will come under additional pressure as services based on such technologies begin to proliferate.

Wholesale Traffic. In 2004, Swisscom continued to face increasing competition in the national wholesale market from various network providers such as Colt and TDC Switzerland (Sunrise), currently offering services between major Swiss cities and international outgoing services to resellers. The increasing number of direct interconnection agreements between mobile operators has also led to a decrease in Swisscom’s share of the interconnection market.

In the area of international voice termination, Swisscom competes with low-cost operators. These operators are equipped with advanced technology that allows easy and quick re-routing of calls to take advantage of least-cost routes shortly after they emerge. These trends have resulted in further price erosion, which could only partially be compensated for by increased traffic.

Other Traffic. In the public and private payphones market, Swisscom does not face significant competition. However, the overall market for public and private payphone use is expected to decline further due to increasing use of mobile phones and phone cards issued by other operators.

In the market for operator services, Swisscom faced only limited competition in 2004. Swisscom is allowed to use the well-known access number 111 until the end of 2006. Swisscom will thereafter have to switch to a new generic service number, which is expected to result in a significant reduction in traffic volumes for its operator services.

Customer Equipment. In the area of customer equipment, Swisscom competes directly with equipment manufacturers and third-party vendors. A number of Swisscom’s principal suppliers of telephones and other customer equipment, including mobile handsets, also compete with Swisscom. Vigorous competition and rapid technological change in the sector, as well as increasing competition from companies that are also active in other sectors of the telecommunications market, have led to falling prices.

Leased Lines. In 2004, Swisscom continued to face intense competition in the market for national leased lines, in particular in areas with high data volume. Swisscom’s main competitors in this market are Cablecom, Sunrise and Colt. In October 2004, the First Chamber of the Swiss Parliament passed a bill with significant amendments to the Telecommunications Act that would, if adopted into law, require Swisscom to offer interconnection of leased lines on a cost-oriented basis, which is expected to intensify competition. See “ – Regulation – Unbundling of the Local Loop and Other Access Regulation”.

Directories. Swisscom does not face significant competition in the directories market. However, barriers to entry are low, particularly in the online directory market. Swisscom Directories expects to face increased competition from other online directory operators, as well as from traditional direct marketing companies expanding into the directories market.

Mobile

Overview

Swisscom Mobile is the leading provider of mobile telephony services in Switzerland, with 3.9 million mobile subscribers as of December 31, 2004. In 2004, Swisscom’s mobile activities generated total revenue of CHF 4.4 billion, including sales of CHF 0.7 billion to other Swisscom business segments. With external revenues of CHF 3.7 billion in 2004, Swisscom Mobile accounted for 37% of Swisscom’s consolidated net revenue.

The following table sets forth the external revenue generated by Mobile for the periods indicated.

	Year Ended December 31,
CHF in millions	2002	2003	2004

Base fees	698	685	691
Connectivity voice	2,138	2,221	2,286
Connectivity data and value-added services	486	454	521
Other mobile revenue(1)	112	151	181

Total Mobile	3,434	3,511	3,679

(1)	Includes revenue from the sale of handsets sold through sales channels other than Swisscom shops and from SICAP, a wholly owned subsidiary, which provides prepaid billing services to mobile network operators.

Most of Swisscom’s mobile telephony revenue is generated from monthly subscription fees and traffic charges for mobile voice telephony, which accounted for 81% of its external revenues in the mobile segment in 2004.

With the commercial launch of services enabled by high speed GPRS, PWLAN and UMTS technologies, Swisscom believes that an increasingly significant portion of its mobile revenue will be generated by mobile data services, value-added services, Internet access and e-commerce services. In November 2003, Swisscom implemented the Vodafone live! portal, providing mobile information, entertainment, community and lifestyle premium services, and Swisscom has added significant new features to these services since then. Swisscom believes that these services will contribute in the future to the generation of m-commerce revenue and enhance customer retention. In September 2004, Swisscom launched a new service enabling seamless data download/synchronization via a PC card integrating all three mobile broadband technologies (GPRS, PWLAN, UMTS) which Swisscom believes will contribute in the future to the generation of data revenues.

Since February 2003, direct mobile interconnection has been available, and Swisscom and other mobile network operators are now able to terminate their traffic directly on each other’s networks rather than through Fixnet, which had been the intermediary for such traffic. In 2004, Swisscom entered into an agreement with a further mobile operator. As a result, the revenues and costs associated with this counterparty, which in the past had been recorded as external revenues and costs in the Fixnet segment, were recorded as external revenues and costs in the Mobile segment in 2004. Prior years have been restated accordingly.

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

In general, all services provided by Swisscom Mobile under the service agreement are to be offered to Vodafone on terms and conditions equivalent to those offered to other members of the Swisscom group, while Vodafone is required to offer its services to Swisscom Mobile on terms and conditions equivalent to those offered to other members of the Vodafone Group of a similar size as Swisscom Mobile. Furthermore, each of Swisscom Mobile and Vodafone has agreed, subject to certain exceptions, not to offer the services provided under the service agreement to any other mobile telecommunications business in any of the Vodafone territories, in respect of Swisscom Mobile, and any of Switzerland and Liechtenstein, in the case of Vodafone.

Swisscom Mobile and Vodafone have also entered into a branding agreement, which sets forth the terms for mutual use of their trade names and marks.

Swisscom believes this strategic alliance enhances its competitive position in the mobile market. Through this alliance, Swisscom Mobile has access to Vodafone products, services and know-how and to other relevant global activities in mobile telecommunications. Swisscom Mobile may also participate in Vodafone’s worldwide arrangements for the procurement and/or supply chain management of infrastructure, handsets and other products, which enables Swisscom Mobile to realize cost savings.

In 2004, Swisscom generated service revenue from the co-operation with Vodafone in the amount of CHF 80 million and paid an amount of CHF 137 million for services purchased from Vodafone. These payments primarily related to roaming charges that each of Swisscom Mobile and Vodafone paid the other for the use of the other’s network by its customers.

GSM and the Introduction of Next Generation Mobile Services

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

In December 2000, Swisscom was awarded one of four UMTS licenses auctioned in Switzerland, for which it paid CHF 50 million. Universal mobile telecommunication system (UMTS) is a third generation mobile radio system that creates additional mobile radio capacity and enables broadband media applications while also providing high speed Internet access. Under the amended terms of the UMTS license, each licensee was required to build out its network to achieve 50% population coverage by the end of 2004. Swisscom reached this milestone in May 2003.

Swisscom continues to build out its broadband networks, such as UMTS. In September 2004, Swisscom launched its commercial UMTS services. Swisscom also invests in capacity enhancements and functional upgrades of its existing GSM network. For example, in order to further improve its GPRS services, Swisscom has recently activated Enhanced Data Rates for GSM Evolution (EDGE) technology in all active GSM locations. Other projects include building additional base stations in tunnels and along train routes and extending the reach of the network’s dual-band capability. For further information on Swisscom’s mobile network, see “ – Networks and Technology – Mobile Telecommunications Network”.

In December 2002, Swisscom introduced a public wireless LAN (PWLAN) service. Swisscom Mobile is the leading PWLAN network operator in Switzerland, currently operating approximately 800 hotspots in Switzerland. In addition, Swisscom Mobile offers access to over 2,700 additional hotspots throughout Europe through roaming agreements. For more information on these networks and Swisscom’s PWLAN services, see “– Networks and Technology – Mobile Telecommunications Network” and “– Other – Swisscom Eurospot”.

In December 1999, the Federal Council adopted an ordinance, known as the NIS Ordinance, which establishes emission standards to protect the population of Switzerland from non-ionizing radiation emitted by various sources, including mobile antennae and base stations. In July 2002, the Swiss Agency for the Environment, Forests and Landscape (“BUWAL”) issued final recommendations which provide guidance for enforcement authorities on the appropriate method for measuring electromagnetic emissions from base stations and masts in the GSM network. In order to comply with the applicable emission standards and maintain the current level of service, Swisscom has been and will be required to put up additional antennae. However, Swisscom does not expect the associated costs in 2005 to be materially different from those incurred in previous years. While the BUWAL recommendations establish uniform standards for measuring emissions in GSM networks, they do not address emission standards for UMTS networks. Draft recommendations relating to emission standards for UMTS networks were published in 2004 and are currently applied. Final recommendations are expected to be adopted in the course of 2005. Depending on the enforcement recommendations ultimately adopted, it is possible that additional capital expenditures will be required in connection with the build out of Swisscom’s UMTS network. See “– Regulation – Mobile Telecommunications”.

Base Fees

Swisscom’s base fees are generated from the monthly subscription fees paid by Swisscom’s mobile subscribers. The following table shows the total number of subscribers to Swisscom’s mobile services at the dates indicated.

	As of December 31,
In thousands(1)	2002	2003	2004

Postpaid	2,298	2,387	2,518
Prepaid(2)	1,307	1,409	1,390

Total Subscribers	3,605	3,796	3,908

(1)	Includes service accounts.

(2)	Does not include accounts of any inactive prepaid customer in its subscriber figures. A customer is deemed inactive after a period of twelve months without making a call or sending a SMS message.

Effective June 2004, all prepaid customers in Switzerland who activated their SIM card after November 1, 2002, were required by law to register with a mobile operator in order to avoid being deactivated. As a result, approximately 340,000 customers registered with Swisscom, while approximately 124,000 customers previously accounted for as prepaid subscribers by Swisscom were deactivated effective December 31, 2004.

Since 1995, the number of mobile customers in the Swiss marketplace has grown annually, with overall market penetration reaching almost 87% at the end of 2004. Swisscom expects growth in the mobile market to continue, although at a slower rate in light of high market penetration. With the growing market penetration, Swisscom focuses increasingly on customer retention.

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

Connectivity Voice

As the leading provider of mobile telephony services in Switzerland, Swisscom offers its customers mobile telephony service in Switzerland as well as abroad. Swisscom has roaming agreements with 386 mobile operators worldwide covering 173 countries and earns revenue from those operators when their subscribers make mobile phone calls in Switzerland. Swisscom also has distribution agreements with Tele2, a fixed-line and mobile service provider, which sells Swisscom Prepaid Cards under its own branding, marketing and pricing.

Traffic. The table below sets forth, for the periods indicated, the volume of traffic relating to Swisscom’s mobile telephony business.

	Year Ended December 31,
In millions of minutes	2002	2003	2004

Connectivity Voice (1)	3,331	3,335	3,404

(1)	Includes minutes from all outgoing calls made by Mobile subscribers as well as service accounts and traffic generated by service accounts.

For information on average monthly minutes of use and average monthly revenue per mobile customer, see “Item 5: Operating and Financial Review and Prospects – Results of Operations by Segment – Mobile”.

Principal Products. Swisscom currently offers nine principal mobile products: Natel pro, Natel international, Natel swiss, Natel budget, Natel easy, Natel easy youth, Natel data basic, Natel corporate and Natel Corporate Mobile Network (CMN), the last two of which target the business segment.

All products provide Swisscom customers with the full range of available mobile services, allowing them to make and receive calls within Switzerland or internationally, using the same telephone number over GSM systems in countries where Swisscom has roaming agreements. The roaming features also apply to Natel easy, a prepaid service, which does not involve a subscription contract or a monthly basic charge. From the range of postpaid products, customers can choose the product which best suits their usage. Natel pro is aimed at customers with high usage throughout the day, whereas Natel budget is an economical product for low-usage subscribers. Natel CMN allows corporate customers to establish a virtual private network using special tariff models and short access numbers. Natel corporate is a postpaid service with monthly fees graduated according to the number of subscribers within a company. Natal data basic is a special tariff model for the use of PC cards enabling data traffic only.

The following table sets forth, at the dates indicated, subscriber numbers relating to each of Swisscom’s principal mobile products.

	Year Ended December 31,
In thousands	2002	2003	2004

Natel easy	1,307	1,409	1,311
Natel swiss	1,352	1,256	1,181
Natel budget	409	544	664
Natel corporate	97	177	248
Natel international	264	224	183
Natel CMN	104	118	169
Natel easy youth	—	—	79
Natel pro (former Natel business)	73	64	54
Natel data basic	—	4	20

Total subscribers	3,605	3,796	3,908

Tariffs. Swisscom offers a variety of tariff and service packages targeting different customer segments. While headline tariffs have remained stable since a significant tariff reduction for its principal products at the end of 1999, Swisscom has introduced lower-cost products for residential and business customers (Natel budget and Natel corporate), which have effectively resulted in an overall tariff reduction. Because Swisscom’s mobile customers can switch from one tariff to another, which Swisscom believes helps to prevent customer churn, the introduction of budget services has led to a decline in the number of subscribers to Swisscom’s higher priced services. Swisscom expects that pressure on mobile tariffs, especially in the highly competitive business segment, will remain fierce in the future. In addition, regulation of mobile access could result in Swisscom being required to sell to its competitors mobile telephony minutes for resale on a cost-oriented basis, which would put additional pressure on tariffs.

The following table sets forth information relating to Swisscom’s tariffs for its principal Natel products, as in effect at December 31, 2004. All tariffs include VAT.

	SIM
CHF	Card Fee	Monthly Base Fees		Peak(1)		Off Peak(2)		Night And Weekend(3)
Natel easy(4)	40	—		0.99		0.90		0.80
Natel swiss	40	25		0.59		0.40		0.20
Natel budget(5)	40	15		0.70		0.70		0.70
Natel corporate	40	13-73	(6)	0.18-0.99	(7)	0.18-0.99	(7)	0.18-0.99	(7)
Natel international	40	45		0.40		0.30		0.20
Natel CMN	40	15-45	(6)	—	(8)	—	(8)	—	(8)
Natel easy youth	40	—		0.75		0.75		0.75
Natel pro (former Natel business)	40	75		0.25/0.15	(9)	0.25/0.15	(9)	0.25/0.15	(9)
Natel data basic(10)	40	10		0.30		0.30		0.30

(1)	Monday to Friday from 7:00 a.m. to 7:00 p.m., except holidays.

(2)	Monday to Friday from 6:00 a.m. to 7:00 a.m. and 7:00 p.m. to 10:00 p.m.

(3)	Monday to Friday from 10:00 p.m. to 6:00 a.m., weekends and holidays.

(4)	Natel easy customers are charged an initial fee for the SIM card only, and there is no fee for recharging the card.

(5)	Natel budget customers are charged a flat rate for every call, but the monthly basic charge includes either 15 free minutes or 50 free SMS messages.

(6)	The monthly charges for Natel corporate and Natel CMN are staggered according to the total number of subscriptions within a company.

(7)	The minute rates of Natel corporate depend on the chosen base product.

(8)	The minute rates of Natel CMN depend on criteria such as destination.

(9)	Natel business customers are charged a flat rate for calls irrespective of time or day. All calls made up to a threshold of 300 minutes per month cost CHF 0.25 per minute and all calls made in excess of the 300 minute per month threshold cost CHF 0.15 per minute.

(10)	Natel data basic is only available for data traffic.

For calls placed and received outside Switzerland, all Natel customers were given the option in 2004 to switch from the surcharge pricing model, under which a roaming surcharge is charged in addition to the tariffs imposed by the local mobile network operator, to a fixed tariff model, under which tariffs vary depending on the user’s geographic “zone”. This model provides the customer higher cost transparency and better cost control.

Connectivity Data and Value-Added Services

Connectivity data and value-added services comprise mainly short messaging services (SMS) and multimedia messaging services (MMS).

Short messaging services (SMS), one of the most popular mobile data services, allows messages with up to 160 letters to be sent via a digital mobile phone. In 2002, Swisscom launched a multimedia messaging service (MMS), which is a further development of its SMS service. Swisscom MMS allows customers to compose, send and receive messages using all forms of media including text, pictures and audio. Swisscom MMS will enable customer to customer messaging from MMS mobile devices and personal computers. Swisscom also offers MMS as a wholesale service to third party content providers.

The table below sets forth, for the periods indicated, the numbers of SMS messages sent.

	Year Ended December 31,
	2002	2003	2004

Number of SMS messages (in millions)(1)	1,650	1,847	1,986

(1)	Includes service accounts and traffic generated by service accounts. Does not include wholesale SMS messages.

The new mobile data service Vodafone live! allows customers to take and send picture messages, download games and polyphonic ringtones and to access information and entertainment services. In 2004, additional features were introduced such as video telephony and live television. These mobile entertainment and mobile data services are continually upgraded either globally through Vodafone or locally through Swisscom.

Swisscom aims to be active throughout the mobile data value chain. Swisscom is therefore opening standardized interfaces to enable platforms which can be used by third parties to offer mobile data and other services to Swisscom mobile subscribers. Examples of such services include premium priced SMS and MMS, which can be enriched with information based on the location of the subscriber, and point of sale payment through mobile handsets.

Other

Customer Equipment Sales. Revenue from sales of mobile handsets through Swisscom shops is accounted for in Swisscom’s Fixnet segment. All other revenue from the sale of mobile handsets is allocated to Mobile.

SICAP AG. SICAP AG, a wholly owned subsidiary of Swisscom Mobile AG provides prepaid billing services to mobile network operators worldwide, including so-called over-the-air solutions, through which prepaid GSM SIM-card settings can be modified via SMS.

Competition

In its mobile business, Swisscom faces competition primarily from the two other original mobile licensees in Switzerland, Orange and TDC Switzerland (Sunrise). In December 2003, ComCom awarded GSM licenses to two other competitors, Tele2 and In&Phone, which will further intensify competition in the mobile business. Tele2 is expected to launch a city network in Zurich in June 2005 and plans to expand its services to other cities either by building out its own network or by entering into national roaming agreements with the other mobile network operators.

Swisscom expects competition, especially for business customers, to remain strong in 2005 due to increased tariff pressure and competing enhanced data solutions. Competition in the residential segment is expected to be driven by handset subsidies as well as by new competitive price plans, which Tele2 has announced in December 2004.

In the future, Swisscom expects to face competition in the provision of GPRS and UMTS services from Sunrise and Orange, both of which hold Swiss UMTS licenses.

As in the case of fixed-line voice telephony, competition in the mobile market has been facilitated by provisions of the Telecommunication Act and related ordinances requiring that Swisscom offer easy access and number portability. Although equal access is also mandated under the applicable regulations, ComCom has provisionally suspended the implementation of equal access in the mobile network until technical developments and international standards allow its implementation.

Enterprise Solutions

Overview

Enterprise Solutions is the leading provider of fixed network telecommunication services to business customers in Switzerland. In 2004, Enterprise Solutions generated total revenue of CHF 1.1 billion, including sales of CHF 0.1 billion to other Swisscom business segments. With external revenues of CHF 1 billion in 2004, Enterprise Solutions accounted for 10% of Swisscom’s consolidated net revenue in 2004.

Services provided by Enterprise Solutions include:

•	National and International Traffic. Enterprise Solutions offers national and international fixed-line voice telephony services to business customers. In 2004, Enterprise Solutions carried an aggregate of 2.1 billion minutes of national telephony traffic and 0.4 billion minutes of outgoing international traffic generated by business customers.

•	Networking. In the area of networking, Enterprise Solutions offers national and international leased lines, Intranet services, as well as national and international (through Infonet Switzerland) private network services.

•	Inhouse and Processes. Inhouse and Processes services comprise the provision of Business Numbers, which business customers use to provide their customers with access to information services, and system integration services.

•	Other. Enterprise Solutions also offers a variety of other services, including consulting, business Internet, telecommunication infrastructure outsourcing and public data network services.

Effective January 1, 2005, Enterprise Solutions was merged with Swisscom Systems, formerly accounted for under “Other”, to form a new business segment named Swisscom Solutions.

The following table sets forth external revenue generated by Enterprise Solutions for the periods indicated.

	Year Ended December 31,
CHF in millions	2002	2003	2004

National and international traffic	382	344	297
Networking	551	521	460
Inhouse and processes	102	89	84
Other	132	127	146

Total	1,167	1,081	987

Depending on a customer’s size and the complexity of its communication needs, Enterprise Solutions addresses its business customers through a key-account management team, direct and indirect sales channels.

Effective January 2004, Enterprise Solutions increased its focus on large business customers with complex, solution-oriented telecommunication needs, while Fixnet continues to deliver standardized telecommunication products for the residential and small business customer markets. As a result, the revenues and costs generated by 46,000 customers with primarily standard traffic needs were transferred from Enterprise Solutions to Fixnet. Prior years have been restated accordingly.

Due to continued slowdown and overcapacity in the telecommunications market, Enterprise Solutions has experienced a general decrease in market demand in all customer segments. Large business customers have postponed planned investments in telecommunications solutions during the last couple of years. Enterprise Solutions continues to focus resources on meeting customers’ needs for complex telecommunication services to ensure its long-term growth and, where necessary, will complement its portfolio through partnerships.

National and International Traffic

Enterprise Solutions provides national and international fixed-line voice telephony services to business customers. For a description of these voice telephony services, which Swisscom also provides to residential customers, and of developments impacting the provision of fixed-line telephony services, see “– Fixnet – Access” and “ – Fixnet – Retail Traffic”.

The following table sets forth, for the periods indicated, selected information relating to Enterprise Solutions’ national and international fixed voice telephony traffic generated by business customers.

	Year Ended December 31,
In millions of minutes(1)	2002	2003	2004

Local and long-distance traffic	2,278	1,972	1,779
Fixed-to-mobile traffic(2)	327	303	278

Total national traffic	2,605	2,275	2,057
International traffic (3)	433	373	361

Total traffic	3,038	2,648	2,418

(1)	Includes traffic on courtesy and service lines.

(2)	Includes traffic for calls from the fixed-line network to private user networks.

(3)	Based on minutes of outgoing international traffic as determined for retail customer billing purposes. Does not include international wholesale traffic originating outside Switzerland.

For information on tariffs for national and international traffic, see “– Fixnet – Retail Traffic – Tariffs”. Enterprise Solutions offers a variety of volume-based discounts to its largest business customers.

Networking

In the area of networking, Enterprise Solutions offers national and international leased lines and Intranet services. As an alternative to leased lines, Enterprise Solutions provides solutions to complex data communication demands by offering national and, through Infonet Switzerland, international private networks.

National Leased Line Services

Enterprise Solutions is the leading provider of leased lines in Switzerland. Leased lines are fixed point-to-point connections between separate locations, which may be used by the customer for voice and high volume data or video transmission. Leased lines are used by business customers to assemble their own private networks and by resellers to establish networks in order to offer information services. Swisscom also offers leased line services on a wholesale basis. See “– Fixnet – Other”.

Enterprise Solutions also offers managed leased line services to its national leased line customers. Through active fault management and automatic rerouting in case of network failure, Enterprise Solutions’ managed leased line services guarantee up to 99.99% end-to-end availability.

In addition, Enterprise Solutions offers its city services product and color line metro service. The city services product is an optimal solution for business customers with high-volume data traffic between their office locations within a given city or between cities. The benefits of city services include high bandwidth and around the clock end-to-end management. Enterprise Solutions’ color line metro service provides digital transmission based on dense wavelength division multiplex (DWDM) technology. DWDM is an optical technology used to increase bandwidth over existing fiber optic backbones, which permits transparent data transfer for all network protocols and application data types in ring and end-to-end connections. This service is primarily aimed at customers who need to transfer large amounts of data in gigabits between two or more locations in or around business centers.

The following table sets forth information relating to Enterprise Solutions’ national leased lines.

	Year Ended December 31,
Number of leased lines(1)	2002	2003	2004

Total national leased lines	20,644	18,293	14,214

(1)	Excluding twisted copper pairs.

The number of national leased lines has declined over the recent years, as customers increasingly migrate to high capacity services based on IP due to more customer applications requiring higher bandwidths.

Enterprise Solutions’ leased line subscribers pay an initial installation charge based on the type and capacity of the line and, thereafter, pay a monthly fee, which is also based on the type and capacity of the leased line and, in addition, varies with the length of the line. In recent years, leased line tariffs have declined due to regulatory pressures and increased competition from other infrastructure-based operators, with charges for the high bandwidth offerings declining most dramatically in price.

Under the Telecommunications Act, a licensed telecommunications service provider may be required to provide leased lines in accordance with international standards at cost-related prices in a particular region if it is determined that demand for such services is not being met.

International Leased Line Services

Enterprise Solutions offers international leased lines to its business customers with cross-border requirements. Through its own European network or in cooperation with other international carriers, Enterprise Solutions offers its European customers the convenience of single-end ordering and billing for half- and full-circuits. For a description of Swisscom’s European network, see “– Networks and Technology – Fixed-Line Networks”.

The following table sets forth information relating to Enterprise Solutions’ international leased lines.

	As of December 31,
Number of leased lines	2002	2003	2004

Total international leased lines	608	488	424

Through its partnerships, Swisscom provides end-to-end managed leased line services for international corporate networks in a number of European countries. However, in recent years, the number of international leased lines has been falling mainly due to increased competition particularly from global players, as Enterprise Solutions has only a limited reach in the international market for fully managed circuits. Swisscom also offers such services on a wholesale basis via its EOSNET network.

Intranet Services

Enterprise Solutions’ Intranet services consist primarily of router management services. Since mid-2000, this service has been deployed on a multiservice platform based on multiprotocol label switching (MPLS) technology, which gives network operators high flexibility to divert and route traffic around link failures and congestions. As of December 31, 2004, Enterprise Solutions managed approximately 22,000 routers, mainly on behalf of banking and insurance clients, as well as large retailers. Other services within the Intranet services portfolio include remote access services, which enable access to a company’s Intranet through all commercially available access technologies, and encryption services for customers with strict security requirements.

National Private Networks

Enterprise Solutions offers private networks for data transmission based on a variety of technological platforms. The services comprise frame relay and asynchronous transfer mode (ATM) services.

Enterprise Solutions’ frame relay service is a fully-managed networking solution which is a cost-effective alternative to leased lines. Frame relay refers to a data transmission technology that is used for middle to high bandwidth networking. It is ideal for LAN-to-LAN applications, particularly for business customers with highly variable data traffic. Enterprise Solutions offers frame relay at a variety of access rates, ranging from 64 kbit/s to 34 Mbit/s.

Enterprise Solutions’ ATM services permit flexible and tailored broadband data transmission of up to 155 Mbit/s. Applications include LAN speed interconnections, multi-computer network links, real-time video, electronic publishing, and other multimedia applications. Enterprise Solutions also offers ATM services featuring variable bit rate transmission.

In the past couple of years, the increased substitution of Internet Protocol (IP) services for frame relay and ATM services among large business customers has resulted in decreased sales of frame relay and ATM services.

International Private Networks

Swisscom holds a 90% share of Infonet Switzerland AG. Infonet Switzerland’s main areas of focus are internationally managed Intranet services and remote access services over public networks for smaller subsidiaries and mobile users. In addition, Infonet markets extranet services to its customers, both on a closed user-group basis and through public network access, including the Internet. After the sale of its stake in Infonet Services Corporation (“Infonet”), the prior minority shareholder of Infonet Switzerland, to British Telecommunications plc (“BT”), Swisscom remains the majority shareholder in Infonet Switzerland, with the remaining 10% stake now held by BT. Swisscom is currently not aware of any significant effects this change in ownership may have on its business with Infonet Switzerland. For more information on the sale of Infonet, see “– Divestments/Discontinued Operations”.

Inhouse and Processes

Inhouse and processes services comprise the provision of Business Numbers and system integration services, which include various local area network services and a customer relationship management service.

Business Numbers

Enterprise Solutions’ Business Numbers consist primarily of toll-free, cost-shared and premium rate numbers for both national and international use, which Swisscom’s business customers use to provide their customers with access to information services.

Enterprise Solutions’ cost-shared service allows business customers to assume a portion of the cost of the calls they receive. Enterprise Solutions’ premium rate services allow business customers to make information accessible by telephone for a fee, a portion of which is received by the party being called. In addition, these premium rate services also allow for flat rate charging on a per call or product basis and “credit-per-call” billing, under which the party placing the call receives credit for the cost of their call. These numbers are mainly used by business customers as a retail sales channel and as an additional form of payment. Enterprise Solutions’ premium rate services offer a variety of supplementary services, including the ability to terminate calls outside Switzerland, to receive calls from other countries without revenue sharing with the subscriber and an efficient call management system.

Demand for Business Numbers has declined over the past few years, primarily as a result of the increasing substitution of other information services, such as the Internet and informational company websites, for Business Numbers.

System Integration

Enterprise Solutions’ system integration services include local area network (LAN) services and customer relation management (CRM) services, which Swisscom provides together with its industry-leading partners.

Enterprise Solutions offers a full range of LAN services, including LAN network design as well as network operation and maintenance, providing the infrastructure for all data and voice over Internet protocol (IP) requirements within the campus area of business customers. Enterprise Solutions’ CRM services provide customer interaction solutions, which allow its customers to enhance their customer relationship management. These services include end-to-end tracking technology and contact center solutions which combine conventional call center applications with e-mail, Internet and mobile telephony.

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

Public Data Networks

Enterprise Solutions continues to offer low speed packet switched data network services based on the well-established X.25 protocol as well as Telex services.

Professional Services

Enterprise Solutions’ professional services include consulting and project management services which cover the entire portfolio of telecommunications services and products Enterprise Solutions offers. In 2004, Enterprise Solutions significantly expanded its telecommunication infrastructure outsourcing activities. Enterprise Solutions believes that its telecommunication infrastructure outsourcing business will grow in the future as technologies converge and demand increases for combined IT and telecommunication solutions. Enterprise Solutions seeks to maintain its leading position through its know-how, complete service offering and stable financial situation. As a systems integrator, Enterprise Solutions offers, together with other Swisscom companies or external partners, information and communication technologies in the field of connectivity, network security and customer interaction management.

Supporting Business

Enterprise Solutions provides a variety of supporting services, including security services and military communication networks.

Competition

Enterprise Solutions faces intense competition in serving its business customers. TDC Switzerland (Sunrise) and Cablecom are the overall market challengers in Switzerland. TDC Switzerland is positioning itself as a full-service provider. Cablecom aims to position itself as a provider of broadband and of voice-over-IP services over its cable infrastructure. Other competitors include Colt, which offers telecommunication services to customers in specific locations, and MCI/Verizon, offering mainly international services. Increasing demand for low-cost products of lower quality puts additional price pressure on companies such as Enterprise Solution that focus on higher-quality products.

National and international outgoing traffic. As in the residential market, Swisscom faces significant competition in the corporate telephony market, with the stiffest competition occurring in the long distance and outgoing international calling markets. However, thanks to successful customer win-back and retention programmes, Enterprise Solutions’ market share has stabilized.

Networking. In its national leased line business, Enterprise Solutions has faced increasing competition from TDC Switzerland (Sunrise), Colt and MCI as well as from Cablecom, the largest cable network operator in Switzerland, which operates its own infrastructure and has invested heavily to upgrade it. Enterprise Solutions also faces competition from electrical power providers, which offer telecommunication services to customers via their own high-capacity fiber networks. Competition in the national leased line market may also increase substantially if the amendments to the Telecommunications Act currently under consideration by the Second Chamber of the Swiss Parliament are adopted. See “– Regulation – Unbundling of the Local Loop and Other Access Regulation”.

In its international leased line business, Enterprise Solutions has been facing intense competition from international players, such as Colt, Equant/Global One, MCI/Verizon, Worldcom, British Telecom and Deutsche Telecom for several years, leading to stiff price competition and a decline in market share.

In the market for other networking services, specifically private networks and Intranet services, Enterprise Solutions currently faces competition from Cablecom and TDC Switzerland (Sunrise), as well as system integrators such as IBM.

Prices for private networks in low-speed bandwidths have come under significant pressure due to the increased use of low-cost broadband services. The market for high-speed bandwidths (> 2Mbit/s) remains very competitive, and is no longer limited to connections between cities, but has expanded to interregional connections throughout Switzerland. The market for Intranet services in Switzerland is growing as corporate clients’ telecommunications needs in the field of LAN services evolve and as the need for value-added services in the Intranet, Extranet and Internet domains based on highly sophisticated IP technologies, including voice and data integration, increases.

Inhouse and processes. Since 2001, OfCom, the Swiss Federal Office for Communication, has taken over responsibility for allocating individual service numbers from a range of numbers used for Business Numbers to end-users, who are required to pay both a one-time set up charge and a monthly subscription fee to OfCom. End-users who have been allocated numbers may put the number into operation with the telecommunications service provider of their choice. As a result, competition in this business area has increased.

In the system integration business, Enterprise Solutions’ major competitors are Getronics, Nextira One, T-Systems, Accenture and international system integrators.

Other. Enterprise Solutions’ major competitors for business Internet services are Cablecom and TDC Switzerland (Sunrise). In the area of professional services, Enterprise Solutions’ primary competitors are consulting firms. In its supporting business, Enterprise Solutions does not face competition and has secured its position through long-term contracts.

Other

Swisscom is also active in a variety of other businesses, including the operation, maintenance and sale of voice communication equipment, the provision of IT, broadcasting and billing services as well as the provision of high-speed Internet access to business travelers across Europe.

The following table sets forth external revenue for the periods indicated.

	Year Ended December 31,
CHF in millions	2002	2003	2004

Swisscom Systems	406	345	292
Swisscom IT Services	213	214	207
Swisscom Broadcast	162	149	148
Billag	52	52	112
Swisscom Eurospot	—	1	9

Total Other	833	761	768

Swisscom Systems

Swisscom Systems provides a comprehensive portfolio of products and services in the field of private branch exchanges (PBXs). Customers range from small and medium-sized companies to companies with an extensive network of branch offices. Swisscom Systems offers a full range of products and services, including maintenance services and managed services up to complete voice outsourcing. Cooperation with leading manufacturers ensures delivery of high-end products and services and a long-term protection of investment. As of December 31, 2004, Swisscom Systems had 965 full-time employees.

Swisscom Systems sells its products through a key-account management team to large and medium-sized enterprises. Smaller PBX systems are mainly distributed via indirect channels. Due to the entry of new players in the systems integration market, Swisscom Systems has experienced increased price pressure on the sale and maintenance of equipment, a trend that continued in 2004. Since 2002, Swisscom Systems has suffered from declining demand for network and telephony equipment caused by increased competition, the continuing weak economic situation, and uncertainty due to current technological developments, which has led many customers to upgrade existing equipment and to postpone new investments in telecommunications equipment.

Effective January 1, 2005, Swisscom Systems was merged with Enterprise Solutions to form a new business segment named Swisscom Solutions.

Competition. Swisscom Systems competes directly with local and global companies offering system integration services, such as Ascom, NextiraOne and Siemens.

Swisscom IT Services

Until December 31, 2004, Swisscom held 71.1% of Swisscom IT Services AG, with the balance held by eight cantonal banks. Effective December 31, 2004, Swisscom acquired the remaining 28.9% stake held by the eight cantonal banks for a purchase price of CHF 115 million. As of December 31, 2004, Swisscom IT Services had 2,100 full-time employees.

Swisscom IT Services offers end-to-end business solutions, primarily in the financial services and telecommunications industries. In addition to business solutions, Swisscom IT Services focuses on systems integration, IT outsourcing and infrastructure services, including desktop services and datacenter services. To strengthen its position as an IT provider, Swisscom IT Services is expanding its business into the outsourcing market with a focus on mid-sized and large companies.

Swisscom IT Services’ customers are largely the Swisscom group companies and the former minority shareholders of Swisscom IT Services, the eight cantonal banks. Swisscom IT Services provides IT outsourcing services to these customers pursuant to long-term contracts. The four smaller of the eight cantonal banks will migrate to a new banking platform at the end of 2006, which will also be run by Swisscom IT Services. A further cantonal bank will migrate to this new banking platform and will be a new outsourcing customer of Swisscom IT Services.

With regard to other customers, Swisscom IT Services significantly expanded its business in 2004 by signing some long-term outsourcing agreements with major companies in the telematics, media, health insurance, airline and financial sectors. In addition, Swisscom IT Services has entered into a long-term partnership with Hewlett-Packard Switzerland to launch an integrated and low cost solution package for electronic workplaces for the Swiss market.

In 2004, Swisscom IT Services’ revenue associated with the eight cantonal banks totaled CHF 145 million and revenue with other customers amounted to CHF 62 million.

Competition. In the professional IT services market, Swisscom IT Services competes with IBM, Hewlett-Packard, T-Systems, EDS, Real Time Center, Unicible and a number of local players.

Swisscom Broadcast

Swisscom Broadcast operates a national network for the transmission and broadcast of analog and digital signals for television and radio broadcasting. Such services are provided to the Swiss Broadcasting Corporation (Schweizerische Radio- und Fernsehgesellschaft) (“SRG”), the main provider of public television and radio broadcasting in Switzerland.

Swisscom Broadcast provides these services to SRG on freely negotiated commercial terms under a long-term contract with SRG that was terminated effective 2006. In March 2005, Swisscom Broadcast agreed on a new long-term contract with SRG that will become effective at the beginning of 2007 and run at least until the end of 2011. In 2004, Swisscom Broadcast was paid CHF 108 million to broadcast SRG programming.

In December 2004, Swisscom Broadcast acquired TeleRätia, a local transmission and broadcasting provider.

On December 18, 2002, the Federal Council presented to the Swiss Parliament a draft of a revised radio and television law. Swisscom Broadcast does not expect the revision of this law to have any economic effect until 2006.

Billag

In addition to providing broadcasting services to SRG, Swisscom, through its wholly-owned subsidiary Billag, will continue to collect radio and television licensing fees on behalf of SRG on a contractual basis until 2007. In addition, Billag collects certain copyright licensing fees and provides customer data management, invoicing and other services. Through the acquisition of a 100% stake in T-Systems Card Services AG (now Billag Card Services AG) in December 2003, Billag is a leading provider of third party billing and loyalty cards processing services, some of which include the financing of purchases billed to the customer on a delayed basis when using a loyalty card. Billag seeks to expand its business in this market.

Swisscom Eurospot

Swisscom Eurospot is a leading provider of high-speed Internet access and conference services to business travelers in Europe (excluding Switzerland). It operates a broadband Internet access network in premium hotels where business travelers are expected to generate significant traffic. The company’s infrastructure spans more than 2,000 active properties encompassing approximately 170,000 hotel rooms in 12 countries, with more properties to enter operation soon. In addition, approximately 1,400 properties in 3 countries are accessible to Swisscom Eurospot customers through roaming agreements.

During 2004, Swisscom Eurospot extended its product portfolio by offering customized meeting and conference service solutions as well as PCs for business travelers.

Swisscom Eurospot is continuously looking for growth opportunities – organically or through acquisitions – in Europe and in other regions of the world.

Corporate

Corporate includes Swisscom’s headquarters functions, Swisscom’s programs under its social plan (the outplacement program PersPec and the employment program Worklink), group-company shared services and the real-estate company Swisscom Immobilien AG (“SIMAG”). For a description of PersPec and Worklink, see “Item 6: Directors, Senior Management and Employees – Employees – Workforce Reduction and Productivity Improvement”.

SIMAG

SIMAG manages Swisscom’s portfolio of real estate properties, some of which it leases to other group companies and, to a limited extent, to third parties. In addition, it provides facility management services, such as energy purchasing, and security and cleaning, for third parties as well as for internal use. For more information on Swisscom’s real estate, see “– Property, Plant and Equipment”.

Participations

In 2001, Swisscom, along with other leading Swiss companies, acquired a shareholding in Swiss International Airlines Limited (formerly Crossair) which took over a major part of the assets of Swissair after it entered into receivership in late 2001. Since then, Swisscom has written down most of the value of its investment, which amounted to CHF 100 million.

Divestments/Discontinued Operations

debitel

As of December 31, 2003, Swisscom owned 93% of debitel AG, which it had acquired in a series of transactions in 1999 and 2001. debitel is the largest network-independent mobile communications service provider in Europe.

On April 29, 2004, Swisscom entered into an agreement to sell its 95% stake in debitel, including 2% it had acquired from ElectronicPartner in connection with this transaction, in a leveraged buyout by funds advised by the private equity firm Permira (Permira Funds), for a purchase price of EUR 640 million (equity value). The purchase price paid in cash amounted to EUR 430 million. The remainder was financed by Swisscom through the conversion of existing intercompany loans in the amount of EUR 210 million into two vendor loan notes of EUR 105 million each, assumed by debitel Konzernfinanzierungs GmbH, an indirect 100% owned subsidiary of the entity acquired by Permira Funds in the transaction. Consideration from the sale, including the vendor loan notes, was recorded at fair value upon completion of the transaction.

A portion of the purchase price was also financed on a senior secured basis by a consortium of banks. Repayment of Swisscom’s vendor loan notes, which have a term of 7 and 8 years, respectively, is subordinated to the full repayment of the senior facilities provided by these banks. Upon repayment of the senior facilities, the vendor loan notes will be secured by assets of debitel Konzernfinanzierungs GmbH, which consist primarily of the debitel shares acquired in the transaction.

In connection with the transaction, Swisscom has agreed to indemnify the purchaser for any breach of the representations and warranties made by it in the purchase agreement and for certain liabilities, including tax liabilities, of debitel. In addition, Swisscom has agreed to bear the risk of and to indemnify the purchaser for any losses which may arise in the future at one of debitel’s international subsidiaries. However, the purchase agreement provides Swisscom with the right to assume control of this subsidiary under certain conditions in order to minimize its liability under this indemnity.

As a result of the sale, debitel is treated in the consolidated financial statements as a discontinued operation. Prior years have been restated to facilitate comparison. For further information, see Note 39 to the consolidated financial statements.

Infonet Service Corporation

In November 2004, Swisscom and the other shareholders of Infonet Services Corporation (“Infonet”) agreed to sell their respective stakes in Infonet to British Telecommunications plc (“BT”). Infonet provides global voice, data and networking solutions, including managed networks, remote access services and Internet, Intranet, electronic commerce and messaging services to companies seeking to outsource their worldwide communications needs. In February 2005, Swisscom received USD 170 million as consideration for its 17.7% stake.

Despite the sale of its stake in Infonet, Swisscom remains the exclusive distributor of Infonet services in Switzerland through Infonet Switzerland AG, in which Swisscom has a 90% interest. Revenue from its Infonet business is accounted for in the segment Enterprise Solutions. Infonet also purchased certain services from Swisscom, as well as from its other principal shareholders, on a non-exclusive basis. In 2004, Swisscom purchased services from Infonet through Infonet Switzerland in the aggregate amount of CHF 36.8 million.

AUCS

Until 2002, Swisscom also had an interest in AUCS, a former joint venture of various telecommunication companies. In 1999, Swisscom and the other AUCS shareholders agreed to transfer management of AUCS’ voice, data and networking services business to Infonet, which managed the AUCS business until September 2002. Swisscom and its joint venture partners KPN and Telia are jointly and severally liable for all remaining costs in winding down the business of AUCS. It is expected that the winding down will be completed by the end of 2005. In connection with this winding down, Swisscom has a remaining provision in the amount of CHF 10 million which it believes is sufficient to cover all remaining expenses.

Networks and Technology

Overview

Swisscom owns and operates a number of fixed and mobile telecommunications networks to support its diverse range of products and services. Swisscom’s fixed-line network and almost all of its data networks are managed by Fixnet. Swisscom’s mobile networks are the direct responsibility of Mobile. For more information on Swisscom’s technical equipment relating to its networks, see “ – Property, Plant and Equipment”.

Reduction of network complexity and cost optimization were central aspects of Swisscom’s network strategy in the past three years. This strategy was accompanied by a rigorous investment policy focusing the resources on developing and enhancing strategic growth platforms for broadband and IP technologies.

In order to implement Swisscom’s triple play strategy, technical preparation and planning activities were initiated in 2004. To be able to deliver voice, Internet access and TV over one uniform infrastructure, significant enhancements are required affecting the core and access network as well as service platforms for voice and data. Following its prudent investment policy, Swisscom intends to proceed with the necessary enhancements in incremental steps aligned with market demand.

In 2004, Swisscom had capital expenditures of CHF 360 million relating to its fixed-line network. A substantial part of this amount was used to extend the lifetime of the PSTN/ISDN platform and to reduce the complexity of the PSTN/ISDN network.

With respect to its mobile network, Swisscom continues to make significant investments in infrastructure in order to maintain high quality of service and to increase capacity. In 2004, Swisscom had capital expenditures of CHF 434 million relating to its mobile network.

Fixed-Line Networks

Swisscom operates a highly sophisticated PSTN/ISDN network, principally for the provision of public voice telephony, and several data networks used for the provision of packet switched, frame relay and asynchronous transfer mode (ATM) data services and, to an increasing extent, IP and Ethernet communication. These networks are supported by Swisscom’s access networks and its extensive national and international transmission infrastructure.

While Swisscom continues to use its existing networks for voice and transport services, upgrading and optimizing them wherever necessary, it is increasingly developing its broadband and IP capabilities. In the data area, a strong trend towards IP and Ethernet is clearly discernable, whereas for voice, the timing of an expected shift towards voice over IP is less clear. Swisscom is monitoring industry trends very closely and continues to co-operate closely with major equipment suppliers in Europe and the U.S.

Access Networks. Swisscom’s access network is divided into 923 individual access networks. Each access network is subdivided into a primary and secondary access network, allowing the network to be configured in the manner optimal for reaching subscribers and bundling traffic.

The local loops which connect customers to Swisscom’s local exchanges use a variety of technologies, including radio, copper and fiber optic cable.

In 2000, Swisscom implemented a broadband connectivity service which connects end-customers to Swisscom’s IP backbone via ADSL technology in the local loop and allows Internet service providers to offer faster IP-based services to these same end-users. ADSL technologies operate, like ISDN, over existing copper lines, but offer higher speed and volume for data transmissions. In 2004, Swisscom increased the number of broadband ports, allowing Swisscom to meet the growing customer demand in terms of available connections and traffic capacity at any time. The service is now available to more than 98% of the population of Switzerland.

Swisscom’s current service offering goes up to 2.4 Mbit/s (downstream) and has currently the ability to offer ADSL bandwidth in excess of 4 Mbit/s (downstream) to approximately 80% of Swiss households. However, in the mid- to long-term this bandwidth capacity will not be sufficient for rich multimedia services, in particular for simultaneous transmission of several TV channels. Swisscom therefore intends to enhance its ADSL network with the next generation of DSL technology called very high bit-rate digital subscriber line (VDSL). VDSL will allow downstream speeds well above 10Mbit/s although it requires closer proximity of active network elements to customer locations and hence more fiber in the access network. Preparations for this significant technology shift started in 2004 and are now well underway.

Transmission Infrastructure. Swisscom’s domestic interexchange transmission system is 100% digital and, as of December 31, 2004, consisted of approximately 31,500 kilometers of fiber optic cable representing 900,000 kilometers of individual optical fibers. Capable of operating at speeds of up to 10 Gbit/s, fiber optic cable vastly exceeds the capacity of traditional copper cable or radio links. All of Swisscom’s exchanges have been connected with fiber optics.

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

In addition to its “classic” SDH networks, in 2004 Swisscom started to build out regional Ethernet rings that will be used to deliver Ethernet service to business customers as well as to connect the next generation of DSL technology, in particular VDSL. This constitutes an important step towards a simple but powerful “all-IP” network.

Swisscom also operates EOSNET, a European fiber optic network for voice and data interconnection which provides end-to-end control between Switzerland and Swisscom’s points of presence in London, Frankfurt, Amsterdam, Paris, Brussels and Milan.

Swisscom’s international transmission infrastructure consists of terrestrial and submarine cable transmission systems. Swisscom is an investor in about 80 submarine cables worldwide. In addition to investments in a number of smaller cables in Europe (e.g., in the English Channel, North Sea and Mediterranean), Swisscom has important investments in the major submarine cables TAT-14 and AC-1 in the Atlantic and SEA-ME-WE3.

In February, 2005, Swisscom and Belgacom, entered into an agreement to combine their international wholesale activities. As part of this agreement, effective July 1, 2005, Swisscom will contribute its international network, consisting of EOSNET, submarine cables and other network elements, in return for a 28% interest in the new business.

PSTN/ISDN Network. Swisscom’s domestic network connects virtually all Swiss homes and the vast majority of Swiss businesses, with traffic routed, as of December 31, 2004, through 796 remote subscriber switches, 96 local exchanges and 2 x 15 transit exchanges. These switches are connected by Swisscom’s transmission infrastructure. Swisscom also operates international gateway switches in Zurich and Geneva.

Swisscom’s ISDN service, which is fully integrated with the PSTN, is based on the ETSI (European Telecommunication Standards Institute) standard. Swisscom is capable of providing ISDN service to 100% of its customers. The Swisscom PSTN/ISDN network offers a high level of quality and security. With four-fold redundancy built into the core network on the transmission layer and two-fold redundancy on the switching layer, Swisscom is able to ensure a very high level of availability.

In 2003, Swisscom started to reduce the complexity and operating costs of its PSTN/ISDN network by relying on fewer vendors for switches and other network components, while maintaining the quality of its PSTN/ISDN network well beyond 2010. This project was successfully completed by the end of 2004.

On top of its network switches, Swisscom operates an intelligent network platform, which supports a range of value-added services by associating advanced computer technologies with traditional switching techniques.

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

In 2003, Swisscom decided to introduce two new platforms for the delivery of optical and Ethernet services, which are to be rolled out strictly according to demand for these new services. The new optical platform enables managed high capacity/high quality services up to 10 Gbit/s. Ethernet is a high-capacity platform with which the bandwidth of IP traffic can be increased significantly. In light of the so-called triple play strategy, the Ethernet platform will not only be used for business services but is also expected to transport the vastly increased amount of data traffic generated by residential broadband users. The rollout of the Ethernet platform is scheduled to take place in the course of 2005.

The platforms used for the provision of leased lines and managed bandwidth services include a dedicated multiplexing platform which allows transmission speeds from below 64 kbit/s up to 2 Mbit/s. Swisscom’s PDH platform supports unmanaged leased lines from 2 Mbit/s up to 34 Mbit/s, whereas its SDH platform supports managed and unmanaged services starting at 2 Mbit/s and going up to 155 Mbit/s and in some cases even up to 622 Mbit/s.

Swisscom’s various switched data networks offer different transmission speeds. The traditional packet switched network (X.25) provides transmission speeds up to 128 kbit/s. The frame relay network provides variable bandwidth and operates at transmission speeds between 64 kbit/s (low capacity) and 34 Mbit/s (high capacity). The ATM network operates at transmission speeds of up to 155 Mbit/s.

Swisscom often handles IP applications on the frame relay and ATM platforms, meaning that frame relay and ATM are used as the transport medium for IP traffic. For instance, when a Bluewin subscriber logs on to the Internet using a dial-up connection, the call is routed to IP traffic over the ATM network to central IP switches in Zurich.

Swisscom expects that the traditional data networks (X.25, frame relay and ATM) will in the medium term be replaced by IP and Ethernet, responding to the demand for higher bandwidth at lower cost. Swisscom has therefore reduced its investments in these networks significantly.

Swisscom also operates a state-of-the-art IP network which uses multi-protocol label switching technology. This technology allows data packets to be prioritized for more efficient transmission on the backbone which interconnects Internet service providers to local ADSL customers. It is also used for IP-based LAN interconnection services for corporate customers. However, the use of this technology requires that both the sender and the recipient of the prioritized information be equipped with IP multi-protocol label switching routers (MPLS Network). Swisscom’s IP network is continuously enhanced to accommodate the growing capacity demand from ADSL customers. The MPLS network will also be used for triple play service and in connection with VDSL.

The following table provides selected information as of the dates indicated relating to Swisscom’s principal data and IP transmission networks.

	At December 31,
Number of ports/leased lines(1)	2002	2003	2004

X.25 ports	4,317	2,862	2,126
Frame relay ports	5,443	4,754	4,043
Leased lines less than 2Mb	42,640	26,099	17,919
Leased lines equal to or higher than 2Mb	18,300	20,778	18,702
ATM ports	393	318	263
IP-services
Total ports IP data services(2)	16,320	17,442	20,490
Total ports IP broadband access	214,787	543,582	828,345

(1)	Data includes Swisscom’s internal usage.

(2)	Mainly LAN interconnecting services for business customers, including 18,685 ADSL ports in 2004.

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

Swisscom’s mobile network consists of base transceiver stations for GSM and UMTS, base station controllers and mobile switching centers. The base transceiver stations transmit calls to and from mobile handsets. The base transceiver stations used for UMTS are called Node B. The base station controllers relay calls between the base transceiver stations and mobile switching centers, which in turn are connected to the PSTN and ISDN network.

The following table shows data relating to Swisscom’s mobile network as of the dates indicated.

	At December 31,
	2002	2003	2004

Base Transceiver Stations	4,654	5,247	5,481
Node B	283	695	1,308
Base Station Controllers.	40	43	43
Mobile Switching Center	31	31	32

The design of the core network allows for the efficient integration of new technologies such as GPRS and UMTS.

HSCSD. In 2001, Swisscom launched high speed circuit switched data (HSCSD) services. HSCSD is a data transmission standard for GSM mobile phone networks. Like ISDN, HSCSD technology is based on the principle of traffic channel bundling. It is currently possible to bundle up to four channels corresponding to a data transmission rate of 57.6kbit/s. Additional network access servers were installed as interfaces for the connection of the mobile network to the fixed-line network.

GPRS. In 2001, Swisscom also completed implementation of general packet radio service (GPRS) technology in the network. GPRS is a standard for data transfer on GSM mobile phone networks and utilizes “packet switching” technology. This means that data is divided up into small packets and sent in a similar way to data transmission on computer networks or when surfing on the Internet. With this technology the user is always online and can send and receive data at any time. In February 2002, Swisscom launched its GPRS service with data capacities of up to 50 kbit/s.

EDGE. In order to further improve its GPRS services, Swisscom has recently activated Enhanced Data Rates for GSM Evolution (EDGE) technology in all active GSM locations. EDGE is a further development of the GPRS standard that allows considerably higher transmission speeds of between 150 kbit/s and 200 kbit/s.

UMTS. In 2000, Swisscom was awarded one of four universal mobile telecommunication system (UMTS) licenses auctioned in Switzerland, for which it paid CHF 50 million. The license took effect on January 1, 2002 and will be valid for 15 years. Swisscom received one Frequency Division Duplex Channel and one Time Division Duplex Channel in the allocated Frequency Band of 2.1 GHz. UMTS is a third generation mobile radio system that creates additional mobile radio capacity and enables broadband media applications while also providing high speed Internet access. Swisscom successfully tested UMTS calls on its pilot network and opened its UMTS network to a limited user group in order to test new data services. In 2004, Swisscom focused on the installation of additional UMTS base stations in order to achieve good coverage for the launch of UMTS in 2004. As of December 2004, Swisscom had installed over 1,300 UMTS base transceiver stations (Node B), ensuring population coverage of 83%. Swisscom has thereby fulfilled all requirements set forth in the terms of the UMTS license.

Swisscom is investing in its mobile network to upgrade its existing network, and to further extend the coverage of UMTS. Swisscom expects to make significant additional investments over the next several years in connection with the continued build-out of its UMTS network.

PWLAN. Swisscom offers a public wireless LAN (PWLAN) service in Switzerland through Swisscom Mobile and across Europe through Swisscom Eurospot. See “ – Swisscom Mobile” and “ – Other – Swisscom Eurospot”. PWLAN provides complementary wireless broadband Internet access through gateways connected to a fixed-line network. Swisscom intends to expand its PWLAN network in 2005.

Broadcasting Networks

Swisscom Broadcast operates a terrestrial broadcasting network, including a wireless backbone. The network components are installed throughout Switzerland on over 500 towers, which are owned by Swisscom Broadcast. Fewer than ten sites are located outside Switzerland in the border regions of neighboring countries.

Swisscom Broadcast’s broadcasting network serves as a feeder network as well as a distribution network by gathering the signals from their sources (e.g., radio and TV studios) and feeding them to radio and television transmitters, which then distribute the programs to the individual households.

Swisscom Broadcast’s feeder network for gathering and transmitting the signals uses both microwave and fiber-optic ATM networks ensuring coverage on a redundant basis. The microwave part of the feeder network is also used to feed TV programs from neighboring countries to the networks of local cable network operators.

For the distribution of the programs, Swisscom Broadcast operates approximately 800 FM radio transmitters, over 1,000 TV analogue transmitters and approximately 20 digital audio broadcasting transmitters. In addition, Swisscom Broadcast operates approximately 60% of the transmitters used by private broadcasters in Switzerland.

Property, Plant and Equipment

Real Estate Property

As of December 31, 2004, Swisscom has real estate property with an aggregate net book value of CHF 1,009 million. Of this amount, CHF 671 million relates to property which Swisscom uses under the leaseback contracts described below and in Note 29 of the consolidated financial statements. Such property was not subject to any mortgages or other security interests as of such date. Substantially all of Swisscom’s properties are used for telecommunications installations, research centers, service outlets and offices.

Swisscom’s real estate portfolio is managed by real estate professionals with a view to realizing value from the portfolio. Swisscom sold a significant portion of its real estate portfolio and has entered into leaseback contracts for some of the buildings sold, a number of which have been qualified as finance leases. The gain from the sale of these buildings, CHF 239 million in 2001, will be recognized in income over the duration of these leasing contracts. Due to a change in IAS 17 as of January 1, 2005, the land and building elements of a lease of land and buildings are considered separately for the purposes of lease classification and the land element is no longer classified as a finance lease. This results in a reduction of real estate property on Swisscom’s balance sheet. For further information on the change in IAS 17, see Note 42 of the consolidated financial statements.

Over the last few years, Swisscom has implemented a strategy to steadily reduce its real estate management costs, which included outsourcing certain real estate management functions, especially cleaning and maintenance. Restructuring measures announced in October 2003 included the lay-off of approximately 60 full-time employees. The costs associated with these restructuring measures were fully accounted for as per December 31, 2003.

In 2004, Swisscom introduced a new program with the aim of optimizing workplace infrastructure by moving employees to main buildings, introducing desk sharing and by reducing the office space allocated per employee. These measures as well as further workforce reductions are expected to allow Swisscom to terminate various lease-back contracts in 2006, to reduce facility management costs and to free up office and other space, the majority of which Swisscom expects to rent out to third parties.

Technical Equipment

As of December 31, 2004, Swisscom carried on its balance sheet assets mainly related to its network infrastructure in the amount of CHF 4,656 million. Of this amount, CHF 113 million relates to technical equipment for which Swisscom entered into sale and leaseback contracts.

Research and Development

Swisscom’s research and development expenses (not including software development costs) amounted to CHF 39 million in 2004 and CHF 41 million in 2003.

Swisscom believes that continued research and development activities enhance its competitiveness. Swisscom currently focuses its research and development efforts on three main areas: (1) extending its range of communication services by exploiting the increasing convergence of fixed-line telecommunication, mobile telecommunication, information and entertainment technologies; (2) enhancing the quality of service and customer care; and (3) exploring network technologies to enable new services as well as to achieve cost efficiencies.

Swisscom’s research and development activities include programs to explore and develop new opportunities in: (1) advanced communication and information services that seamlessly integrate a wide range of networks, applications and devices using state-of-the-art technologies such as voice over IP, web technologies, voice-controlled interactions and intelligent network technologies, (2) current software technology trends and their impact on the efficiency of creating new services and on the quality of service, as well as on related areas such as digital identity management for transaction and authentication services, and the security management of communication networks, computer systems, and communication devices, (3) multimedia information and entertainment services enhanced by broadband access through various access networks and terminals, focusing in particular on mobile entertainment and triple play (voice, Internet, and TV over the same network), (4) emerging network technologies enabling wired and wireless, fixed and mobile broadband services including home-networking applications, with special emphasis on seamless access across different networks, and (5) electromagnetic compatibility and perceived health issues arising from existing and emerging service delivery technologies.

Swisscom explores strategies and technologies to increase customer satisfaction and customers’ use of new services. In particular, Swisscom takes into account social and socio-economic trends, diffusion and adoption of telecommunication services, management of customer expectations and new marketing approaches. Moreover, Swisscom applies usability testing, which means that Swisscom observes potential users interacting with prototype applications and services with a view to improving interface and dialog design.

Swisscom monitors, on a continuous basis, the consortia that develop technologies and applications that serve as industry-wide standards, such as the global system for mobile communications (GSM) association, the third generation partnership project (3GPP) consortium (UMTS services and beyond), the WiFi and WiMax fora (wireless access technologies), the moving picture experts group (MPEG, making video signals suitable for transmission at lower bandwidths), the liberty alliance (virtual identity management and authentication services), and the digital living network alliance (DLNA, home-networking applications). In addition, Swisscom participates in a number of international organizations.

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

Regulation

Overview

The regulatory framework governing telecommunications services in Switzerland was established with the entry into effect on January 1, 1998 of the Telecommunications Act. The Telecommunications Act and the implementing ordinances thereunder opened domestic and international public fixed-line telephony in Switzerland to competition and provided for the granting of national mobile telecommunications licenses to new competitors, as well as to Swisscom. Switzerland is not a member state of the EU and therefore is not subject to EU legislation relating to telecommunications. However, EU directives and implementing legislation in various EU countries have served as points of reference for the development of the Swiss regulatory regime.

In March 2003, the Federal Council adopted significant amendments to the Telecommunications Ordinance (Verordnung über Fernmeldedienste), which is the principal ordinance on telecommunications services. However, based on a decision issued by the Federal Court in November 2004, these amendments will not be applicable on the grounds that the Telecommunications Act, as currently in effect, does not provide sufficient legal basis for those amendments.

In October 2004, the First Chamber of the Swiss Parliament (National Council) passed a bill with significant amendments to the Telecommunications Act that would, among other things, reflect some of the amendments to the Telecommunications Ordinance. According to the Federal Council, these amendments are intended to bring the Swiss telecommunications regulatory regime in line with recent regulatory developments in the EU. They are also intended to address certain perceived shortcomings in the existing legislation. The bill is currently under consideration by the Second Chamber of the Swiss Parliament (State Council). Swisscom does not expect the amendments to the Telecommunications Act to become effective before mid-2006.

The Telecommunications Act is intended to ensure that (1) reliable universal service is provided at affordable prices to the entire population of Switzerland; (2) telecommunications traffic is free from interference and respects personal and intellectual property rights; and (3) effective competition in the provision of telecommunications services is allowed to develop. Important features of the current regulatory framework include:

•	Open Competition Subject to Licensing and Notification Requirements. A basic principle of the Telecommunications Act is to permit open competition in telecommunications services, subject to licensing and notification requirements. With limited exceptions, anyone who provides telecommunication services and independently operates a significant portion of the telecommunications installations used to provide transmission and anyone who wishes to make use of radiocommunication frequencies must obtain a license from the regulatory authority. Anyone meeting the conditions for a license application is entitled to receive a license, subject to frequency availability in the case of a license to use radiocommunication frequencies. Anyone who provides telecommunications services without being required to obtain a license must notify the regulatory authority. At the end of 2004, more than 300 operators had been licensed or registered under this requirement.

•	Swisscom to Provide Universal Service Until December 31, 2007. As a transition measure under the Telecommunications Act, Swisscom was required to provide Universal Service throughout Switzerland until December 31, 2002. In June 2002, ComCom renewed Swisscom’s Universal Service license for another five year term.

•	Price Ceilings on Universal Service. According to the Telecommunications Ordinance and under the terms of its Universal Service license, Swisscom may not increase the prices charged for certain specified Universal Services above the price ceiling for each such service set forth in the regulatory ordinance. With effect from January 1, 2003, ISDN has been included in Universal Service and the provision of ISDN access is subject to a price ceiling. The price ceilings limit Swisscom’s ability to rebalance tariffs by increasing prices for services such as basic access or local telephone calls, although the ordinance does not restrict Swisscom from offering selective discounts in connection with tailored service packages or to particular customer segments.

•	A Market-Dominant Service Provider Must Allow Interconnection to its Network. A telecommunications service provider that is dominant in a particular market must allow interconnection to its installations and services by other service providers on a non-discriminatory basis, and in particular may not put other service providers in a worse position than its internal departments or affiliates. The Telecommunications Act and ordinances require a market-dominant service provider to publish a standard offer of interconnection services, and contemplate that the market-dominant provider and those providers seeking interconnection will reach negotiated interconnection agreements, failing of which empowers the regulatory authority to determine the interconnection conditions.

•	Interconnection Prices. In any market where an operator is deemed to be dominant, it must set its prices for the relevant interconnection service in a transparent and cost-oriented manner. Since January 1, 2000, such prices have had to be based on the long-run incremental cost of providing the interconnection service, which may include an appropriate return on capital employed.

•	Carrier Selection. In order to promote competition in national and international telephony services, public fixed-line telephony service providers are required to provide their users with the ability to select their desired national and international service providers on both a call-by-call basis (using a five-digit number prefix) (known as “easy access”) and a pre-selection basis for all calls (subject to call-by-call override) (known as “equal access”). Mobile telephony service providers are currently required to provide their users with the ability to select their desired international service provider on an easy access basis only.

•	Number Portability. Under “number portability”, public fixed-line telephony service providers, mobile telephony service providers and providers of certain services such as toll-free numbers must allow customers who switch to another service provider within the same category of service to retain the same telephone number. The cost of implementing number portability is borne by each service provider. The original service provider may charge a fee to the new service provider to cover the direct administrative costs of connection for a particular customer change.

Important features of the amendments to the Telecommunications Act currently under review by the Second Chamber of the Swiss Parliament include:

•	Unbundling of the Local Loop and Other Access Regulation. Market-dominant service providers will be required to offer full access to the unbundled local loop, bitstream access (for a limited period of two years), access to ducts, access to leased lines and access rebilling on a cost-oriented basis. While the new regulatory scheme would be broader than “interconnection”, it would, as currently proposed, not extend to new technologies such as mobile technology or wireless broadband networks.

•	Elimination of Licensing Requirement to Reduce Barriers to Entry. The proposed amendments to the Telecommunications Act would eliminate the existing requirement that telecommunications service providers obtain a license to provide most services.

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

Regulatory Authorities

Under the Telecommunications Act, responsibility for regulation of the telecommunications sector and the promotion of fair and open competition has been allocated among several regulatory bodies. The two principal regulatory bodies under the Telecommunications Act are the Federal Office for Communication (Bundesamt für Kommunikation, BAKOM) (“OfCom”) and the Federal Communications Commission (Eidgenössische Kommunikationskommission) (“ComCom”). OfCom is responsible for day-to-day oversight of the telecommunications sector and answers to UVEK and the Federal Council, as well as to ComCom. ComCom is an independent regulatory agency which is vested with decision-making authority in the telecommunications sector. The Federal Council has also delegated certain limited powers to UVEK.

OfCom was created by the Swiss Telecommunications Act of 1992, which separated the principal regulatory functions of Swiss Telecom PTT from its commercial operations and transferred those regulatory functions to OfCom, whose senior officers are appointed by the Federal Council. Under the Telecommunications Act, all residual regulatory functions of Swiss Telecom PTT were transferred to OfCom. OfCom’s duties include supervising compliance by license holders with the Telecommunications Act and the ordinances thereunder, as well as with the terms and conditions of their respective licenses, proposing terms of interconnection to ComCom for approval in cases where the parties fail to agree on interconnection terms, managing the radiocommunication frequency spectrum, managing signal protocols and numbering systems, and issuing certain technical and administrative regulations. OfCom’s responsibilities also include proposing the text of any amendments to the ordinances for approval by the Federal Council, UVEK or ComCom, as the case may be. Decisions made by OfCom may be appealed before an Appeals Board (Rekurskommission). OfCom also represents Switzerland in specific international bodies, such as the ITU, CEPT/ECC and IRG. In order to separate the role of the Confederation as shareholder from its role as regulator, the Telecommunications Act created ComCom as a fully independent regulatory agency, and provided that ComCom would have responsibility for all matters affecting the development of competition in the telecommunications market. ComCom acts as the exclusive licensing authority under the Telecommunications Act, rules on the terms of interconnection in cases where the parties are unable to reach agreement, has the power to obligate a license holder to provide Universal Service if the request for tenders fails to result in adequate Universal Service coverage, and approves the national radiocommunications frequency allocation plan and national numbering plans. The Telecommunications Act allows ComCom to delegate responsibility for certain tasks to OfCom. ComCom has delegated responsibility for granting all licenses to be granted without bidding procedures to OfCom. OfCom must take direction from ComCom, which cannot be overruled by UVEK or the Federal Council in respect of any matter falling within the sphere of its regulatory authority. The members of ComCom, who must be independent specialists, are appointed by the Federal Council to four-year terms. ComCom members may not be removed once appointed, but the Federal Council has the right to not renew the appointment of a member upon the expiration of his term. Decisions of ComCom may be appealed to the Swiss Federal Supreme Court.

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

Licensing and Notification Requirements

The Telecommunications Act requires that anyone who provides telecommunication services and independently operates a significant portion of the telecommunications installations used to provide transmission must obtain a license. In addition, licenses are required for users of the radiocommunication frequency spectrum and for an operator with Universal Service obligations. Anyone who is a provider of telecommunications services in any other way must notify OfCom, but is not required to obtain a license. Under the proposed amendments to the Telecommunications Act, licenses would only be required for service providers with a Universal Service obligation and for users of radio frequencies.

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

Under the Telecommunications Act, the regulatory authorities require the payment of administrative charges to cover their expenses. For 2004, Swisscom was required to pay charges of CHF 7 million, which includes license and administrative fees and fees for the use of radiocommunication frequencies and numbering/naming/addressing elements. Under the proposed amendments to the Telecommunications Act, ComCom would be entitled to levy certain additional charges.

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

Universal Service

One of the principal objectives of the Telecommunications Act is to ensure that affordable Universal Service is provided to all sections of the Swiss population. Under the Telecommunications Act transition provisions, Swisscom was required to provide Universal Service throughout Switzerland until December 31, 2002. In June 2002, ComCom renewed Swisscom’s Universal License for another five year term. In its bid for the new license, Swisscom renounced the right to receive contributions from other telecommunication service providers for providing Universal Service. However, Swisscom stipulated that its bid was based on the regulations then in effect and that a reevaluation would be required if the regulations were changed, and in particular if Swisscom were required to offer unbundled access to its local loop. Competitors of Swisscom are free to offer some or all of the services included in Universal Service.

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

The Federal Council is authorized to periodically modify the services included under the Universal Service obligation in accordance with social and economic requirements and technological developments. Since January 1, 2003, Swisscom has been required to provide digital access, in addition to analog access, based on ISDN or its equivalent, capable of supporting two simultaneous connections and three different access numbers.

Price Ceilings for Universal Service

The Telecommunications Act provides that the Federal Council is periodically to fix upper limits for the price of Universal Service. In periodically determining such tariff ceilings, the Federal Council is to strive to set tariffs that are not dependent on distance. The ceilings are to apply uniformly over the entire region covered by the license and are to be determined in light of the development of the market.

In the Telecommunications Ordinance, the Federal Council established price ceilings for specified Universal Services, effective January 1, 1998. In amending the Telecommunications Ordinance in October 2001, the Federal Council imposed new price ceilings for the services comprised within Universal Service, which took effect on January 1, 2003, including a price ceiling on ISDN access. In the case of PSTN access, the price ceiling was not changed. These new conditions on the Universal Service license are expected to remain in effect until at least 2007.

The following table sets forth the price ceilings (excluding VAT) which took effect on January 1, 2003:

Maximum charge activation	CHF 40.00
Basic Access Line Rental Charge — PSTN (per month)	CHF 23.49
Basic Access Line Rental Charge — ISDN (per month)	CHF 40.00
Public Payphone Additional Per Minute Charge	CHF 0.19	(1)

	Peak(2)	Off-peak(3)	Night(4)

National Traffic Tariffs (per minute charge)	CHF 0.11	CHF 0.09	CHF 0.06

(1)	Except calls to helplines 143 or 147 and to the transcription service for hearing-impaired persons, for which a per use charge of CHF 0.50 applies. Traffic charges for calls from public payphones must be the same as for calls from private homes.

(2)	Monday to Friday from 8:00 a.m. to 5:00 p.m.

(3)	Monday to Friday from 6:00 a.m. to 8:00 a.m., 5:00 p.m. to 10:00 p.m., as well as on Saturdays, Sundays and holidays from 6:00 a.m. to 10:00 p.m.

(4)	Daily from 10:00 p.m. to 6:00 a.m.

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

In the Telecommunications Ordinance, the Federal Council has specified that a market-dominant provider must provide interconnection to the necessary equipment, services and information to other providers on a non-discriminatory basis, in no worse manner than the market-dominant provider supplies internally to its divisions, subsidiaries and partners. Interconnection is to be made through common usage of, for example, telecommunications installations, buildings and land, as necessary. Those entitled to interconnection from a market-dominant provider under the terms of the Telecommunications Ordinance are (1) licensed providers of telecommunications services, (2) providers of telecommunications services that are obligated to make a notification to OfCom under the Telecommunications Act and (3) international telecommunications services providers.

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

Following the introduction of LRIC, Swisscom substantially reduced its standard interconnection rates. Swisscom believes that its current interconnection rates are in line with the European average and represent a fair, transparent and consistent implementation of the applicable regulatory requirements. Swisscom expects to continue to reduce its interconnection charges from time to time as it realizes further cost savings through network optimization or improvements in efficiency. Since 2000, Swisscom has been involved in two legal proceedings relating to interconnection. In November 2003, ComCom issued a decision which requires Swisscom to lower interconnection prices with retroactive effect for the years 2000 to 2003 by 25-35%. Swisscom has filed an appeal against this decision. In October 2004, the Federal Court overturned ComCom’s decision on procedural grounds and remanded the petitions for re-hearing before ComCom. See “Item 8: Financial Information — Legal Proceeding”.

In addition to market-dominant telecommunications service providers, providers of universal services are also obligated to make a basic offering of interconnection to other service providers.

Swisscom has developed a standard interconnection offer, which it markets to all service providers in the Swiss market eligible for interconnection under the Telecommunications Act. See “— Fixnet — Wholesale Traffic — Wholesale National”. As of December 31, 2004, Swisscom had concluded interconnection agreements with 32 operators. Interconnection agreements, except for confidential portions thereof, can be consulted by the public at the offices of OfCom.

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

Unbundling of the Local Loop and Other Access Regulation

Until April 1, 2003, under the terms of the Telecommunications Act and the Telecommunications Ordinance, market-dominant service providers have not been required to offer unbundled access to the local loop or access to leased lines on a cost-oriented basis. This principle was confirmed by the Federal Supreme Court in October 2001 in the Commcare case, in which the Court ruled that leased lines and transmission media do not fall within the interconnection provisions of the Telecommunications Act and related Ordinance and stated that there is no legal basis for a requirement that Swisscom unbundle the local loop.

In response to this decision, and supported by ComCom, in July 2002, the Federal Council proposed amendments to the Telecommunications Act and the Telecommunications Ordinance that would require Swisscom to offer unbundled access to its local loop and interconnection to leased lines on a cost-oriented basis. The proposal would have provided for all three kinds of unbundling, “Full Access”, “Shared Line Access” and “Bitstream Access”.

In March 2003, the Federal Council adopted the amendments to the Telecommunications Ordinance, with effect from April 1, 2003. However, based on a decision issued by the Federal Court in November 2004, these amendments will not be applicable on the grounds that the Telecommunications Act as currently in effect does not provide sufficient legal basis for those amendments.

In October 2004, the First Chamber of the Swiss Parliament passed a bill in the first reading with significant amendments to the Telecommunications Act, which is currently under consideration by the Second Chamber of the Swiss Parliament. Under the proposed amendments to the Telecommunications Act, market-dominant service providers would be required to offer access to the unbundled local loop, bitstream access (for a limited period of two years), access to ducts, access to leased lines and access rebilling on a cost-oriented basis. This new regulatory scheme would, as currently proposed, not extend to new technologies such as mobile technology or wireless broadband networks. Swisscom does not expect the amendments to the Telecommunications Act to become effective before 2006.

Mobile Telecommunications

In connection with the opening of the mobile market to competition, ComCom has adopted a radiocommunication frequency allocation plan under which there were to be a total of three national mobile GSM telephony licenses. One mobile telephony license was automatically granted to Swisscom pursuant to the Telecommunications Act.

ComCom awarded the two additional national mobile telephony licenses through a competitive process based on designated criteria in May 1998 to diAX (now TDC Switzerland, Sunrise) and Orange. diAx was granted the right to use frequencies in the 900 MHz and 1800 MHz bands and Orange the right to use frequencies in the 1800 MHz band. The three GSM licenses are effective for a ten-year period until 2008. Swisscom will need to apply for renewal of its license until May 31, 2006. It cannot be excluded that ComCom may impose certain conditions on the renewal, including additional fees.

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

In November 2004, ComCom decided to award the remaining frequencies reserved for the GSM standard to the three GSM operators currently active in Switzerland (Swisscom, Sunrise and Orange) with the aim of facilitating nationwide coverage in Switzerland for broadband mobile data services.

On December 6, 2000, an auction for four UMTS licenses commenced with the participation of four operators. The UMTS licenses were sold for a total of CHF 205 million to Swisscom, dSpeed (a wholly owned subsidiary of TDC Switzerland, Sunrise), and Telefónica, each paying CHF 50 million, and Orange, paying CHF 55 million. Under the original terms of the UMTS license, each licensee was required to build out its network to achieve population coverage of 20% by the end of 2002 and 50% by the end of 2004, unless it is unable to fulfill this obligation for reasons beyond its control and can prove that it has made every effort to do so. In June 2002, ComCom amended the terms of the license to eliminate the requirement that 20% population coverage be achieved by the end of 2002. Licensees were still required to achieve 50% population coverage by the end of 2004. Swisscom achieved this threshold in May 2003.

While the Telecommunications Act opened the Swiss mobile telephony market to competition, mobile telephony in Switzerland has not yet been the subject of extensive regulation. However, developments in the EU and Switzerland could result in additional regulation in the future.

In recent years, the European Union has been analyzing the markets for various mobile telephony services, including mobile access and call origination, mobile termination and mobile roaming with a view to determining whether additional regulation is required to ensure effective competition and prevent market abuse. These initiatives could ultimately lead to European-wide regulation of mobile access and call origination and/or a significant reduction in mobile termination fees for individual companies determined to have significant market power in their local markets. They could also lead to a significant reduction in international roaming charges. While Switzerland is not a member state of the EU and therefore is not subject to EU legislation, EU directives and implementing legislation in various EU countries have served as points of reference for the development of the Swiss regulatory regime.

Although not part of the current proposed amendments to the Telecommunications Act, earlier proposals would have provided the legal basis in Switzerland for requiring market-dominant providers to provide access to any relevant infrastructure or service, including new technologies such as mobile technology or wireless broadband networks, on a cost-oriented basis. There can be no assurance that such measures will not be reintroduced in the future. Regulation of mobile access could result in Swisscom being required to give access to its network to mobile virtual network operators or to sell to its competitors mobile telephony minutes for resale on a cost-oriented basis. Pressure on the Swiss regulatory authorities to regulate mobile access has increased as a result of the award of new mobile licenses to two service providers that require national roaming in areas where they do not have their own network. See also “Item 8: Financial Information — Legal Proceedings — Other Regulatory Proceedings” for further information on a regulatory proceeding currently pending, which could also result in Swisscom being required to reduce its mobile termination fees.

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

The NIS Ordinance is implemented by the cantons, which have used in the past different methods of measuring radiation emissions to determine compliance with the NIS Ordinance, resulting in significant regional variations in effective emission standards. In July 2002, BUWAL issued final recommendations which provide guidance for enforcement authorities on the appropriate method for measuring electromagnetic emissions from base stations and masts in the GSM network. These recommendations are generally binding on the cantons, but deviations are permitted under certain circumstances. In order to comply with the applicable emission standards and maintain the current level of service, Swisscom has been and will be required to put up additional antennae. However, Swisscom does not expect the associated costs in 2005 to be materially different from those incurred in previous years.

While the BUWAL recommendations establish uniform standards for measuring emissions in GSM networks, they do not address emission standards for UMTS networks. Draft recommendations relating to emission standards for UMTS networks were published in 2004 and are currently applied. Final recommendations are expected to be adopted and become effective in the course of 2005. Depending on the enforcement recommendations ultimately adopted, it is possible that additional capital expenditures will be required in connection with the build-out of Swisscom’s UMTS network.

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

For information on the proposed amendments to the Telecommunications Act that would, if adopted, require Swisscom to offer access to leased lines on a cost-oriented basis, see “ — Unbundling of the Local Loop and Other Access Regulation” and “Item 8: Financial Information — Legal Proceedings”.

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

INTRODUCTION

Swisscom is the principal telecommunications provider in Switzerland, offering a comprehensive range of products and services to residential and business customers. Swisscom’s core business is the provision of fixed-line and mobile telephony and data services. Fixed-line services are provided through the business segments Fixnet and Enterprise Solutions, generating 45% and 10% of Swisscom’s total revenues in 2004, respectively. Mobile services are provided through the business segment Mobile, generating 37% of Swisscom’s total revenues in 2004. For a more detailed description of the services provided by each of these segments, see “Item 4: Information on the Company”.

The principal sources of revenues within each of these segments are:

•	Fixnet: monthly subscription fees for providing telephone and Internet access, charges for making calls from a fixed-network access lines, and wholesale interconnection charges to other telecommunication companies;

•	Mobile: monthly subscription fees, traffic charges for calls made in Switzerland by Mobile’s customers, roaming and termination fees paid by other mobile operators, and fees from data services;

•	Enterprise Solutions: charges for fixed-line voice telephony services to business customers, fees for providing leased lines and Intranet services as well as integrated communications solutions.

The principal components of Swisscom’s operating expenses include:

•	Goods and services purchased, mainly consisting of interconnection fees for national and international traffic and costs of customer equipment;

•	Personnel expenses, consisting of payroll and other employee related costs;

•	Other operating expenses, including costs for customer acquisition and retention measures, marketing and selling expenses, information technology costs, and expenses for repairs and maintenance.

Swisscom’s revenue and results of operations are and may be affected by a number of important factors, including:

Regulatory environment. Since the entry into force of the Telecommunications Act, the Swiss telecommunications market has been open to competition. The Telecommunications Act contains numerous provisions designed to facilitate competition, which primarily affect the traditional telecommunications services Swisscom offers. For example, under the Telecommunications Act, Swisscom is required to offer standard interconnection services on a cost-oriented basis. As a result, Swisscom had to substantially reduce its interconnection rates in recent years. In the three year period under review, Swisscom reduced its interconnection rates by an average of 9% per year. Swisscom expects further reductions in 2005. With interconnection rates declining, retail tariffs in the fixed-line business have come under pressure, which has negatively affected revenues. Swisscom has also experienced increased price pressure in the business customer segment of its mobile business and competition is expected to further increase since new GSM license holders have announced the start of their operations for 2005. The most important challenge facing Swisscom is therefore maintaining its leadership in the Swiss telecommunications market on current levels of profitability. The extent to which it is able to do so will largely depend on its ability to reduce its operating costs and implement further staff reductions.

A number of regulatory initiatives are currently pending that are likely to further increase competition and put additional pressure on margins. Under proposed amendments to the Telecommunications Act, Swisscom would be required to offer, among other things, unbundled access to its local loop on a cost-oriented basis. The adoption of these amendments would facilitate competition in the access market and could cause Swisscom to lose additional market share in the national and international calling markets.

Furthermore, Swisscom’s mobile termination tariffs and roaming charges may become subject to regulation in the future. Regulation of mobile termination fees or roaming charges would have a significant impact on Swisscom’s mobile revenues and reduce margins and profitability.

Technological developments. In recent years, the telecommunications industry has seen rapid technological developments that have resulted in a change in user patterns and given rise to new competitive challenges. Traditional telecommunication services, such as fixed-line services, are increasingly being replaced by mobile phones and other communication technologies, such as voice over IP. The availability of alternative technologies capable of supporting telecommunications services is enabling competitors to provide services which fully substitute for Swisscom’s core services (fixed-line voice and data services and mobile telephony). In mid-2004, Cablecom began to offer telephony services over cable on a commercial basis and has been experiencing rapid growth in the number of its subscribers. Swisscom seeks to counter these developments by participating in the growing market for broadband services by providing innovative multimedia services such as TV and video on demand over its fixed-line network.

Economic environment. Swisscom’s business is influenced by general economic conditions in Switzerland. In the last several years, economic growth in Switzerland has been anemic, with gross domestic product actually declining in 2003, before recovering modestly in 2004. During this economic slowdown customers have become more conscious of usage levels and tariffs. For example, many of Swisscom’s mobile customers have been switching to budget service packages, which has led to a decline in the number of subscribers to Swisscom’s higher priced services, effectively resulting in an overall tariff reduction. To stimulate demand in its fixed-line and mobile businesses, Swisscom has introduced new services based on broadband technologies such as ADSL and UMTS, in which Swisscom has made, and continues to make, substantial investments. However, in a weak economic environment customers are more reluctant to use higher priced services. Accordingly, if the economy remains weak and consumer spending does not improve, Swisscom may not be able to realize a return on its investments in these technologies. Weak growth in the Swiss economy has also had a strong impact on Swisscom’s business with corporate communication and IT solutions in which demand remains sluggish notwithstanding recent improvement in general economic conditions.

Personnel expenses. Personnel expenses make up a significant portion of Swisscom’s cost base. In order to improve productivity and reduce costs, Swisscom has implemented a workforce reduction program under which it eliminated approximately 2,300 positions in the three years under review. While this program has resulted in an overall decline in personnel expenses, the benefit has been muted by the fact that Swisscom has had to incur expenses associated with termination benefits such as its outplacement program (PersPec) and alternative employment programs, such as its employment program (Worklink). Swisscom’s continued ability to implement staff reductions and reduce personnel expenses will have a significant impact on its future profitability.

Capital expenditures and depreciation. Swisscom’s results may also be affected by the level of its depreciation expense, which in turn depends on the timing and extent of its capital expenditures. In addition, the rapid pace of technological change may require Swisscom to reduce its estimates of the useful lives of its equipment, which would cause depreciation expenses to increase. Swisscom’s depreciation expenses (excluding the effect of an impairment relating to sea cable in 2004 of CHF 155 million) declined in the periods under review as a decline in depreciation in the Fixnet segment due to an increase in the number of fully depreciated assets was only partially offset by an increase in the Mobile segment due to increased investments in UMTS and EDGE technology and the resulting reduction of the useful lives of certain GSM equipment. In the medium term, depreciation expenses are expected to remain relatively stable, as a decrease in depreciation expenses due to an increase in the number of fully depreciated assets is expected to be offset by an increase due to an increase in capital expenditures mainly related to new fixed-line broadband technologies.

SUMMARY OF RESULTS

Despite strong competition and a weak economic environment in 2004, Swisscom was able to maintain revenue at the same level as in 2003. Declining traffic revenue from traditional fixed-line telephony was offset by an increase in access revenue, reflecting an increase in ADSL subscribers, and in revenue from mobile telephony.

Competition in the fixed-line market has increased with cable network operators introducing voice telephony services over their own infrastructure. In addition, the ongoing substitution of fixed-line telephony by mobile telephony and of Internet dial-up traffic by broadband Internet use resulted in a significant decrease in traffic volumes. Strong competition has also put pressure on traffic prices in the business segment. The resulting decline in fixed-line traffic revenue was partially offset by an increase in access revenues as the number of ADSL subscribers continued to increase, albeit at a slower rate than in 2003.

Growth in the mobile telephony market is slowing. However, mobile revenues increased mainly due to a further increase in the number of subscribers reflecting an increase in penetration. A decrease in usage of voice telephony was offset by an increase in the usage of new data services.

In 2004, Swisscom continued to focus on cost management, in particular on headcount reduction. However, mainly as a result of the increase in the mobile subscriber base and related expenses for the purchase of mobile handsets and traffic charges, total expenses increased compared to 2003 resulting in a decrease in operating income.

Although Swisscom’s cash flows from operating activities in 2004 declined compared to 2003, Swisscom still maintains a balance sheet with a significant cash position and in accordance with its return policy, it returned approximately CHF 2.9 billion to its shareholders through dividends and a share buy back in 2004 and plans to return the same amount to its shareholders in 2005.

For the future, Swisscom expects that growing competition, in particular from cable operators, as well as regulatory risks such as unbundling of the local loop and a reduction in interconnection tariffs will further increase pressure on margins in the traditional fixed-line business. Swisscom seeks to counter these developments by participating in the growing market for broadband services through the introduction of innovative services. With penetration rates having reached very high levels, subscriber growth in the mobile market is slowing. Mobile revenues are expected to be driven by Swisscom’s ability to retain high-value customers and to stimulate usage through the implementation of new services and new mobile broadband technologies. Mobile revenues may also be affected by declining prices as a result of increased competition and regulatory initiatives, which could include regulation of mobile termination tariffs as well as access to certain mobile services.

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

Pension fund accrual

The determination of the liability and expense for pension benefits is dependent on the selection of assumptions, which attempt to anticipate future events, used by Swisscom’s actuary to calculate such amounts. Those assumptions are described in Note 9 to the consolidated financial statements and include the discount rate, expected long-term rate of return on plan assets and rates of increase in future compensation levels. In addition, Swisscom’s actuary also uses subjective factors such as withdrawal and mortality rates. The assumptions used for IFRS are consistent with those used for U.S. GAAP. Approximately 30% of the pension plan assets at December 31, 2004 were held in stocks and bonds denominated in foreign currencies, primarily USD and EUR.

From the date of inception of Swisscom’s pension plan, comPlan, in January 1999 to December 31, 2004, the cumulative actual return on assets has been significantly lower than the expected return. The average annual actual return on plan assets in this period was 2.5%, whereas the expected return was 4.5% in 2004, 5% in 1999 and 2003 and 5.5% from 2000 to 2002, which resulted in a cumulative actuarial loss of CHF 664 million at December 31, 2004. As a result of improved performance of the stock markets in 2004, this actuarial loss was reduced by CHF 64 million, reflecting the excess of the actual return on assets of CHF 284 million over the expected return of CHF 220 million. During the second half of 2003, Swisscom reviewed the plans’ investment strategy and revised its assumption for the expected return on plan assets from 5.0% to 4.5% from 2004. While Swisscom believes that the assumption for the long-term return is appropriate, should the stock markets underperform or exchange rates change, this would affect Swisscom’s future expense and could lead Swisscom to increase its contributions.

The discount rate used for the calculation of the pension liability at the end of 2004 was 3.15%. Should the discount rate decrease by 0.5%, the pension liability would increase by approximately CHF 634 million and the annual pension expense would increase by approximately CHF 9 million.

The rate of increase in future compensation levels used in 2004 was 2.3%. Should this rate increase by 0.5%, the pension liability would increase by approximately CHF 133 million and the annual pension expense would increase by approximately CHF 13 million.

In connection with the settlement of its obligation to retired employees in 1998, Swisscom retained a liability for pension indexation, which up until December 31, 2004, was a guaranteed rate. Effective January 1, 2005, new legislation was introduced to abolish the previously guaranteed pension indexation. As a result of this new legislation, Swisscom reduced its assumption for pension indexation from 1.0% to 0.5%, which resulted in a decrease in the liability from CHF 338 million at December 31, 2004 to CHF 169 million at December 31, 2005. While Swisscom believes that the assumption used to determine this liability is appropriate, should the Government decide to change the indexation, this would affect Swisscom’s pension liability and future expense.

In 2004, under U.S. GAAP, Swisscom recorded a minimum liability of CHF 743 million, of which CHF 245 million reflected the unrecognized prior service cost and was recorded as an intangible asset. The remaining CHF 498 million, net of tax of CHF 111 million, was recorded against equity. An increase of the minimum liability would result in a further reduction of shareholder’s equity.

Valuation debitel

On April 29, 2004, Swisscom entered into an agreement to sell its stake in debitel to Telco Holding S.à r.l. Luxembourg and completed the sale on June 8, 2004 for a total of EUR 640 million. Details on the transaction are described in Note 39 to the financial statements. Of the total selling price, EUR 430 million was paid in cash and the remaining EUR 210 million was in the form of vendor loans. Swisscom granted two vendor loan notes of EUR 105 million each to a 100% subsidiary of Telco Holding S.à.r.l. The repayment of these loans is scheduled over seven and eight years, respectively. The loans were initially recorded at fair value, which amounted to EUR 168 million (CHF 254 million) and will subsequently be accounted for using the effective interest method. The fair value calculation was based on an interest rate of 12.5%. The loans amounted to EUR 179 million (CHF 275 million) at December 31, 2004.

The repayment of the vendor loans is dependant on debitel’s future performance and Swisscom therefore faces the risk that it may not recover the full amount of these loans. Should this be the case, Swisscom would need to write off these loans. In January 2005, Swisscom received a first repayment of EUR 20 million.

In connection with the transaction, Swisscom has agreed to indemnify the purchaser for any breach of the representations and warranties made by it in the purchase agreement and for certain liabilities, including tax liabilities, of debitel. In addition, Swisscom has agreed to bear the risk of and to indemnify the purchaser for any losses which may arise in the future at one of debitel’s international subsidiaries. As this subsidiary recorded net income in the period from the date of sale until December 31, 2004, Swisscom has not been required to pay such indemnification. Swisscom has the option to assume control of this subsidiary for EUR 1 should the future cash losses exceed the amount of EUR 14 million or after December 31, 2005. The buyer has the right to sell the international subsidiary back to Swisscom for the same amount in January 2006.

Based on current estimates, the maximum amount that could become due relating to the representations and warranties (excluding the indemnification given for one of debitel’s international subsidiaries) is approximately EUR 110 million at December 31, 2004. No accrual has been recorded for this potential indemnification as management believes that the criteria for the recognition of a liability have not been met.

Useful lives of technical equipment

Technical equipment, with a net book value of CHF 4,656 million at December 31, 2004, represents a significant portion of Swisscom’s total assets. Swisscom estimates the useful lives of this equipment in order to determine the amount of depreciation expense to be recorded during any reported period. The estimated lives are based on historical experience as well as taking into account anticipated technological or other changes. Detail of the useful lives is included in Note 2.9 of the consolidated financial statements. Useful lives under U.S. GAAP are identical to those under IFRS. Changes in technology or in Swisscom’s intended use of these assets may cause the estimated period of use or the value of these assets to change, which would result in increased or decreased depreciation expense. Swisscom performs internal studies annually or when events or circumstances indicate that the useful life may no longer be appropriate. Additionally, technical equipment is reviewed for impairment whenever events indicate that their carrying amounts may not be recoverable. In assessing impairment, Swisscom follows the provisions of IAS 36 “Impairment of Assets” and SFAS 144 “Accounting for the Impairment or disposal of Long-Lived Assets” utilizing cash flows which take into account management’s estimates of future operations under IFRS and U.S. GAAP, respectively.

Provision for dismantlement and restoration

As detailed in Note 26 to the financial statements, management has included a provision of CHF 337 million at December 31, 2004 for the dismantlement and restoration of mobile stations and analog transmitter stations. In 2003, Swisscom extended the expected timing of the dismantlement as a result of a change in the requirements of a major customer, which will result in the stations being used for a longer period. The dismantlements are expected to be incurred mainly after 2010. This resulted in a reduction in the present value of the provision of CHF 43 million, which reduced financial expense in 2003 by a corresponding amount. The provision is based on future estimated costs and is discounted using an appropriate discount rate. While management believes that the assumptions used are appropriate, should they not be accurate, the amount required could differ from the amount of the provision. Effective January 1, 2003, Swisscom adopted SFAS 143 “Accounting for Asset Retirement Obligations” and as a result there is no material difference between the asset retirement obligation under IFRS compared to U.S. GAAP. The net impact of adopting SFAS 143, which was a credit to the income statement of CHF 31 million, was recorded as a cumulative effect of accounting change on January 1, 2003. See Note 42 to the consolidated financial statements.

RESULTS OF GROUP OPERATIONS

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
Net revenue	10,415	10,026	10,057	(3.7)	0.3
Other income	230	233	197	1.3	(15.5)
Total	10,645	10,259	10,254	(3.6)	(0.0)
Goods and services purchased	2,073	1,706	1,847	(17.7)	8.3
Personnel expenses	2,329	2,266	2,194	(2.7)	(3.2)
Other operating expenses	1,989	1,783	1,809	(10.4)	1.5
Depreciation	1,552	1,543	1,548	(0.6)	0.3
Amortization	114	142	151	24.6	6.3
Total operating expenses	8,057	7,440	7,549	(7.7)	1.5
Operating income	2,588	2,819	2,705	8.9	(4.0)
Financial result	(311)	(26)	(144)	(91.6)	453.8
Income tax (expense) benefit	(313)	(467)	(394)	49.2	(15.6)
Equity in net income of affiliated companies	94	(9)	22	n.a.	n.a.
Minority interest	(301)	(340)	(352)	13.0	3.5
Net income from continuing operations	1,757	1,977	1,837	12.5	(7.1)
Discontinued operations(1)	(933)	(408)	(243)	(56.3)	(40.4)

Net income	824	1,569	1,594	90.4	1.6

(1)	On June 8, 2004 Swisscom completed the sale of its stake in debitel. As a result, debitel is reported separately as a discontinued operation in the consolidated financial statements. The previous years’ figures were restated accordingly.

Net revenue

Revenue slightly increased from CHF 10,026 million in 2003 to CHF 10,057 million in 2004, reflecting an increase in revenue from Mobile, partially offset by a decrease in revenue from Fixnet and Enterprise Solutions. The increase in revenue from Mobile mainly reflects an increase in the number of subscribers as well as increased usage of new data services and revenue from the sale of handsets. The decrease in revenue in Fixnet was mainly due to a decrease in traffic revenues reflecting primarily a decrease in internet traffic as customers continued to migrate to ADSL. This decrease was partially offset by an increase in access revenues as a result of the substantial increase in the number of ADSL subscribers, reflecting the continuing growth in demand for high bandwidth connectivity. The decrease in revenue from Enterprise Solutions was mainly due to a decrease in traffic and networking revenues as a result of fierce competition.

Revenue decreased from CHF 10,415 million in 2002 to CHF 10,026 million in 2003, reflecting a decrease in revenue from the segments Fixnet and Enterprise Solutions. This decrease was partially offset by an increase in revenue from Mobile, mainly reflecting an increase in the number of subscribers. The decrease in revenue in Fixnet and Enterprise Solutions was mainly due to a decrease in traffic revenue as a result of a loss in market share resulting primarily from the introduction of 10-digit numbering at the end of March 2002. Since then, the full 10-digit number must be dialed for all calls. As a result, subscribers who have pre-selected an alternative carrier have all their national calls routed automatically over that carrier’s network, whereas in the past, customers had to enter the carrier override code on a call-by-call basis. In addition, a new tariff was introduced in May 2002, which combines the local area and national long distance zones into a single national tariff zone, resulting in increased local area tariffs but decreased national long distance tariffs. Access revenues increased as a result of a substantial increase in the number of ADSL subscribers, reflecting the growing demand for high bandwidth connectivity.

Goods and services purchased

Goods and services purchased increased from CHF 1,706 million in 2003 to CHF 1,847 million in 2004, primarily due to an increase in Mobile’s costs of equipment purchased for resale reflecting an increase in the number of handsets sold due to a growing subscriber base and higher average purchase prices for more sophisticated handsets. The increase in the number of mobile subscribers also resulted in an increase in expenses that Mobile had to pay other carriers for its customers roaming on the other’s networks as well as for national and international interconnection.

Goods and services purchased decreased from CHF 2,073 million in 2002 to CHF 1,706 million in 2003, primarily reflecting a decrease in goods and services purchased by Fixnet as a result of the sale of its international point of presence in North America in October 2002, the closure of its European sales offices in November 2002, and a change in Fixnet’s accounting method for its third-party ISP numbers. See “— Fixnet — External segment expenses”.

Personnel expenses

Personnel expenses decreased from CHF 2,266 million in 2003 to CHF 2,194 million in 2004 mainly as a result of a decrease in termination benefits from CHF 88 million in 2003 to CHF 48 million in 2004, a decrease in the average number of employees resulting from restructuring measures implemented in 2002 and 2003 and a decrease in pension expense of CHF 38 million, as described in Note 9 of the consolidated financial statements. These effects have partially been offset by an overall salary increase and an increase due to the integration of Billag Card Services which was acquired in December 2003.

Personnel expenses decreased from CHF 2,329 million in 2002 to CHF 2,266 million in 2003 as a result of a decrease in the average number of employees resulting from restructuring measures implemented in 2002, partially offset by an overall salary increase as well as an increase in the average salary of Mobile employees due to increased skill sets and an increase in pension expense of CHF 54 million, as described in Note 9 of the consolidated financial statements.

Other operating expenses

Other operating expenses increased from CHF 1,783 million in 2003 to CHF 1,809 million in 2004 due primarily to an increase in expenses for consultancy and temporary personnel and the consolidation of Billag Card Services, which was acquired in December 2003. These increases were partially offset by a decrease in other operating expenses by Fixnet due to an increase in the provision that was recorded in 2003 for the case against Swisscom relating to its interconnection prices.

Other operating expenses decreased from CHF 1,989 million in 2002 to CHF 1,783 million in 2003 due primarily to a decrease in expenses incurred by the segment Other as a result of cost reduction measures that were introduced in 2003 at Swisscom Systems and IT Services and a decrease at Fixnet due to the optimization of maintenance costs and a reduction in advertising spending, partially offset by an increase in the provision that was recorded in 2003 for the case against Swisscom relating to its interconnection prices.

Depreciation

Depreciation slightly increased from CHF 1,543 million in 2003 to CHF 1,548 million in 2004 mainly due to (i) an increase in depreciation at Mobile due to an increase in capital expenditures relating to the rollout of new broadband technologies and a respective reduction in the useful lives of older network equipment and (ii) an impairment of CHF 155 million relating to sea cable owned by Fixnet, as described in Note 21 of the consolidated financial statements. These effects were partially offset by lower depreciation in the Fixnet segment mainly due to an increase in the number of fully depreciated assets and to the phase out of one of Fixnet’s switching platforms in 2004, which resulted in only partial year depreciation in 2004.

Depreciation decreased from CHF 1,552 million in 2002 to CHF 1,543 million in 2003 due primarily to an increase in the number of fully depreciated assets that have not been replaced in several segments, partially offset by an increase in depreciation at Fixnet and Mobile. This increase was a result of the reduction of the useful life of one of

Fixnet’s three switching platforms, which Fixnet decided in December 2002 to phase out over the course of 2003 and 2004, and the reduction of useful lives of certain GSM equipment which had to be replaced earlier than expected due to the roll out of UMTS.

Amortization

Amortization increased from CHF 142 million in 2003 to CHF 151 million in 2004 due to the amortization of goodwill for Billag Card Services, which was acquired in December 2003.

Amortization increased from CHF 114 million in 2002 to CHF 142 million in 2003 due primarily to the acquisition of several companies in the WLAN business forming the foundation of Swisscom Eurospot.

Financial result

Financial result decreased from a net expense of CHF 26 million in 2003 to a net expense of CHF 144 million in 2004, mainly due to a reduction in 2003 in the present value of the provisions for dismantlement due to the extension of the expected timing of the dismantlement. See Note 26 of the consolidated financial statements. The decline in financial result was also due to a decrease in foreign exchange gains from CHF 48 million in 2003 to CHF 5 million in 2004.

Financial result improved from a net expense of CHF 311 million in 2002 to a net expense of CHF 26 million in 2003 due primarily to a reduction in interest payable reflecting the repayment of debt to the Swiss Post and a decrease in asset write-downs in 2003. In 2003, Swisscom recorded an impairment charge of CHF 33 million on its investment in Swiss International Airlines Limited, compared to CHF 41 million in 2002. Swisscom also recorded an impairment charge of CHF 111 million on its investment in Infonet in 2002. In addition to these effects, Swisscom recorded foreign exchange gains of CHF 48 million in 2003 compared to foreign exchange losses of CHF 70 million in 2002. These improvements in financial result were partially offset by a decrease in interest receivable due to a reduction in cash balances on deposit and in interest rates.

Income tax

Income tax expense decreased from CHF 467 million in 2003 to CHF 394 million in 2004. In prior years, a valuation allowance was recorded on certain deferred tax assets as it was considered improbable that benefits would be realized in the future. In 2004, this assessment changed as a result of organizational changes and deferred tax assets of CHF 113 million were capitalized against expenses. In 2003, income tax expense decreased by CHF 80 million as a result of an impairment of the goodwill relating to debitel, which was tax-deductible. The effective tax rate for 2004 was 15.4%. For 2005, an effective tax rate of 22% is expected.

Income tax expense increased from CHF 313 million in 2002 to CHF 467 million in 2003 due primarily to an increase in taxable income. The effective tax rate for 2003 and 2002 was 16.7% and 14%, respectively.

For further information relating to income tax expense, see Note 13 to the consolidated financial statements.

Equity in net income of affiliated companies

Equity in net income of affiliated companies improved from a loss of CHF 9 million in 2003 to an income of CHF 22 million in 2004. The loss in 2003 included the loss from the disposal of the indirectly held investment in Cesky Telecom in 2003.

Equity in net income of affiliated companies decreased by CHF 103 million from an income of CHF 94 million in 2002 compared to a loss of CHF 9 million in 2003, due primarily to the disposal of Swisscom’s indirectly held investment in Cesky Telecom which resulted in a loss of CHF 71 million and a decrease in income related to Swisscom’s investment in AUCS compared to prior year. See Note 22 to the consolidated financial statements.

Minority interest

Minority interest relates mainly to the 25% shareholding of Vodafone in Swisscom Mobile AG. Minority interest increased by 3.5% in 2004 and 13.0% in 2003 due to an increase in net income of Swisscom Mobile AG.

Discontinued operation

On June 8, 2004, Swisscom sold its stake in debitel to Telco Holding S.à r.l. Luxembourg. As a result, debitel is reported separately in the consolidated financial statements as a discontinued operation. For details on this transaction, see Note 39 of the consolidated financial statements.

The following table sets forth debitel’s results for the periods indicated:

	Year Ended
	December 31,		Period from January
CHF in millions	2002	2003	1 to June 8, 2004

Net revenue	4,111	4,555	1,917
Expenses(1)	(4,993)	(4,938)	(1,913)
Operating (loss) income	(882)	(383)	4
Other net (expenses) income	(51)	(25)	1

Net (loss) income from discontinuing operations	(933)	(408)	5

(1)	Includes goodwill amortization in 2002, 2003 and 2004 of CHF 277 million, CHF 172 million and CHF 57 million, respectively, and impairment of goodwill in 2002 and 2003 of CHF 702 million and CHF 280 million, respectively.

Revenue and net income of debitel up to the date of completion of the sale in 2004 amounted to CHF 1,917 million and CHF 5 million, respectively, including goodwill amortization of CHF 57 million. A loss on the sale of CHF 248 million was recorded in 2004 reflecting primarily the removal of the cumulative currency translation loss of CHF 238 million from equity into the income statement. For information on Swisscom’s remaining exposure related to debitel, see critical accounting polices above.

Net operating loss of debitel in 2003, including goodwill amortization of CHF 172 million and goodwill impairment of CHF 280 million, was CHF 383 million. The impairment charge was calculated based on the value in use of the investment which approximated the net proceeds expected from the sale. Excluding the expenses relating to goodwill, debitel had net operating income of CHF 69 million.

Net operating loss of debitel in 2002, including goodwill amortization of CHF 277 million and goodwill impairment of CHF 702 million, was CHF 882 million. The impairment charge recorded in 2002 resulted from a decline in future expected growth in the mobile sector and the expected delay in the third generation system, UMTS. Excluding the expenses relating to goodwill, debitel had net operating income of CHF 97 million.

Outlook

Based on continuing strong competition and assuming no significant regulatory changes, Swisscom expects consolidated net revenue to remain relatively stable in 2005. However, Swisscom expects operating expenses (before depreciation and amortization) to increase as a percentage of revenues. Nevertheless, operating income should remain relatively stable due to a significant reduction of depreciation and amortization expenses. This reduction reflects an expected decrease in impairment expenses at Fixnet as well as a decrease in goodwill amortization since, starting in 2005, goodwill will no longer be amortized in accordance with IFRS 3.

RESULTS OF OPERATIONS BY SEGMENT

In 2004, the following effects had an impact on the structure of Swisscom’s reporting segments. The previous years’ figures have been restated to reflect these changes.

•	Sale of debitel

As a result of the sale on June 8, 2004, the former reporting segment debitel is now reported separately as a discontinued operation in the consolidated financial statements. See “ — Divestments/Discontinued Operations — debitel”.

•	Customer transfer from Enterprise Solutions to Fixnet

Effective January 2004, Enterprise Solutions increased its focus on large business customers with complex, solution-oriented telecommunication needs, while Fixnet continues to deliver standardized telecommunication products for the residential and small business customer markets. As a result, the revenues and costs generated by 46,000 customers with primarily standard traffic needs were transferred from Enterprise Solutions to Fixnet.

•	Direct mobile interconnection

Since February 2003, direct mobile interconnection has been available. Direct mobile interconnection allows Swisscom Mobile and other mobile network operators to terminate their traffic directly on each other’s networks rather than through Fixnet, which had been the intermediary for such traffic. In 2003, Swisscom Mobile entered into an agreement with one of the other mobile operators and in 2004 with another. As a result, the revenues and costs associated with this counterparty, which in the past had been recorded as external revenues and costs in the Fixnet segment are now recorded as external revenues and costs in the Mobile segment.

The reporting segments for 2004 were defined as follows:

•	Fixnet provides access, fixed-line voice, Internet and a comprehensive range of other fixed network telecommunication services to residential and business customers. In addition, Fixnet provides a wide range of wholesale services. Fixnet also offers a variety of other services, including the sale of customer equipment, the provision of leased lines and the operation of a directories database.

•	Mobile provides mobile telephony, data and value-added services in Switzerland and sells mobile handsets.

•	Enterprise Solutions provides national and international fixed-line voice telephony services to business customers and offers leased lines, Intranet, private network and other services.

•	Other covers mainly the sale of corporate voice communications equipment through Swisscom Systems, the provision of IT services through Swisscom IT Services as well as the operation of a pan-European network for broadband Internet connectivity through Swisscom Eurospot.

•	Corporate includes Swisscom’s headquarter functions, group-company shared services, property rentals through the real estate company Swisscom Immobilien and Swisscom’s programs under its social plan.

The following table sets forth net revenue and operating income for the segments in place in 2004 for the periods indicated.

Segment results

	Net revenue			Operating income
CHF in millions	2002	2003	2004	2002	2003	2004

Fixnet	6,227	5,781	5,715	878	1,045	1,098
Mobile	4,112	4,140	4,356	1,685	1,674	1,617
Enterprise Solutions	1,341	1,210	1,126	6	48	66
Other	1,463	1,304	1,295	(114)	(42)	9
Corporate	704	703	608	133	94	(91)
Intersegment elimination	(3,432)	(3,112)	(3,043)	—	—	6	(1)

Total	10,415	10,026	10,057	2,588	2,819	2,705

(1)	Intersegment profits and losses may occur as a result of offsetting intersegment services and sales of assets. These are eliminated in the consolidated financial statements and disclosed in segment reporting in the column “Intersegment elimination”.

Fixnet

Revenue from Fixnet comprises primarily revenue from access services and fixed retail telephony traffic in respect of residential and business customers, revenue from wholesale traffic services offered to national and international telecommunication providers and revenue from payphone services, operator services and prepaid calling cards. Fixnet also provides leased lines, sells customer equipment and operates a directories database. See “Item 4: Information on the Company — Fixnet”.

The following table sets forth the segment results for Fixnet and the percentage changes therein for the periods presented:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
Net revenue from external customers	4,907	4,601	4,555	(6.2)	(1.0)
Intersegment net revenue	1,320	1,180	1,160	(10.6)	(1.7)

Net revenue	6,227	5,781	5,715	(7.2)	(1.1)
Segment expenses	5,349	4,736	4,617	(11.5)	(2.5)
Segment operating income	878	1,045	1,098	19.0	5.1

Segment margin	14.1%	18.1%	19.2%

The following table sets forth net revenue from external customers generated by Fixnet for the periods indicated:

Net revenue from external customers

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
Access	1,581	1,715	1,876	8.5	9.4
Retail traffic	1,405	1,329	1,240	(5.4)	(6.7)
Wholesale traffic	942	677	691	(28.1)	2.1
Other traffic	208	247	158	18.8	(36.0)
Other revenue	771	633	590	(17.9)	(6.8)

Total Fixnet external revenue	4,907	4,601	4,555	(6.2)	(1.0)

In 2004, Fixnet’s total external revenue decreased by 1.0% due primarily to a decrease in retail traffic revenue reflecting a decrease in internet traffic as customers continued to migrate to asynchronous digital subscriber lines (ADSL) and a decrease in other traffic revenue due to the release of deferred revenue in 2003 relating to prepaid calling cards. These effects were partially offset by higher access revenues reflecting an increase in the number of ADSL subscribers.

In 2003, Fixnet’s total external revenue decreased by 6.2% due primarily to a decline in wholesale traffic revenue, mainly due to the sale of Swisscom’s North American operation and the discontinuation of its European sales offices and to a decrease in other revenue due to a change in the accounting method for its ISP numbers. These decreases were partially offset by an increase in access revenue driven by the growth of the ADSL business.

Fixnet expects total revenue from external customers to decrease in 2005, mainly due to a decrease in average tariffs and the introduction of flat rates as a result of increasing competition as well as a further reduction of interconnection rates. Furthermore, Fixnet entered into an agreement with Belgacom, whereby both Fixnet and Belgacom will transfer their international wholesale businesses into a newly formed company with effect from July 1, 2005. As Fixnet will only have a minority stake in this new company, it will not be consolidated and therefore all associated revenues and costs will no longer be recorded by Fixnet.

Access. Revenue from access services consists principally of monthly subscription fees charged to customers for providing analog (PSTN) and digital (ISDN) telephone access lines to residences and businesses in Switzerland, broad- and narrowband internet access as well as access line activation fees.

The following table sets forth certain data relating to Swisscom’s access services:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
PSTN access revenue	907	910	900	0.3	(1.1)
ISDN access revenue	562	569	571	1.2	0.4

Total PSTN/ISDN access revenue	1,469	1,479	1,471	0.7	(0.5)
ADSL retail revenue	39	112	228	187.2	103.6
ADSL wholesale revenue	33	85	138	157.6	62.4

Total ADSL revenue	72	197	366	173.6	85.8
Other access revenue	40	39	39	(2.5)	0.0

Total access revenue	1,581	1,715	1,876	8.5	9.4

Access lines (at period end, in thousands)(1):
PSTN lines(2)	3,163	3,086	3,007	(2.4)	(2.6)
ISDN lines(3)	911	924	924	1.4	0.0

Total access lines	4,074	4,010	3,931	(1.6)	(2.0)

ADSL subscribers lines (at period end, in thousands of lines):
Retail subscriber lines	109	274	490	151.4	78.8
Wholesale subscriber lines	86	213	312	147.7	46.5

Total ADSL subscribers lines	195	487	802	149.7	64.7

(1)	Based on lines in service, including courtesy and service lines.

(2)	Each PSTN line provides one access channel.

(3)	ISDN lines consist of basic ISDN lines and primary ISDN lines. A basic ISDN line provides two access channels and a primary ISDN line provides 30 access channels.

Total access revenue increased by 9.4 % and 8.5% in 2004 and 2003, respectively, mainly driven by an increase in revenue from ADSL. The number of ADSL subscriber lines continued to increase substantially in 2004, but at a declining growth rate.

PSTN revenue slightly decreased in 2004 as a result of the continuing mobile substitution and increased competition from cable network operators. Revenue from ISDN access remained stable in 2004 and increased only slightly in 2003 reflecting the high penetration rate in Switzerland and the fact that the fast growing ADSL technology can also be offered over a traditional PSTN line.

Fixnet expects access revenues to increase in 2005 due to a further growth of ADSL subscriber lines while the number of PSTN and ISDN lines will decline due to increasing competition especially from cable network operators and substitution by mobile telephony.

Retail traffic. Retail traffic revenue consists of charges to customers for making national and international calls from a fixed-network access line, including calls made from the fixed network to mobile operators’ networks (“fixed-to-mobile”), as well as charges to customers for accessing the internet through narrowband access.

The following table sets forth certain information relating to Swisscom’s retail traffic:

	Year ended			Year ended
	December 31,			December 31,
CHF in millions (except percentages) (1)	2002	2003	2004	2003/2002	2004/2003

				(% change)
Local and long distance traffic revenue	532	470	435	(11.7)	(7.4)
Fixed-to-mobile traffic revenue	459	464	466	1.1	0.4
Internet traffic revenue	189	162	109	(14.3)	(32.7)
International traffic revenue(2)	225	233	230	3.6	(1.3)

Total retail traffic revenue	1,405	1,329	1,240	(5.4)	(6.7)

Traffic (in millions of minutes)(1)(3):
Local and long distance traffic	8,804	7,732	7,205	(12.2)	(6.8)
Fixed-to-mobile traffic(4)	907	950	949	4.7	(0.1)
Internet traffic	5,766	4,842	3,323	(16.0)	(31.4)
International traffic(5)	961	968	955	0.7	(1.3)

Total retail traffic	16,438	14,492	12,432	(11.8)	(14.2)

(1)	Local area, national long distance and fixed to mobile do not include traffic or revenue, as appropriate, generated from Swisscom-operated public payphones.

(2)	Does not include revenue from international calls made from payphones or revenue from calling cards.

(3)	Includes traffic on courtesy and service lines.

(4)	Includes traffic for calls from the fixed-line network to private user networks.

(5)	Based on minutes of outgoing international traffic as determined for retail customer billing purposes. Does not include international wholesale traffic originating outside Switzerland.

Total retail traffic revenue declined by 6.7% in 2004 and 5.4% in 2003, primarily due to a decrease in local and long distance traffic revenue as well as Internet traffic revenue.

In both 2003 and 2004, the decrease in local and long distance as well as Internet traffic revenue is a result of the migration of local Internet dial-up traffic to ADSL. ADSL customers pay a fixed monthly fee, irrespective of the amount of usage, which is recorded under access revenue. The decrease is also due to the substitution effect from increased use of mobile phones. In 2003, revenue was also negatively impacted by a loss of market share resulting from the introduction of 10-digit numbering in March 2002.

For 2005, Fixnet expects retail traffic revenue to further decline as a result of (i) a decrease in average tariffs and the introduction of flat rates due to increasing competition, (ii) the continuing migration to ADSL, and (iii) the ongoing substitution of mobile telephony.

Wholesale traffic. Swisscom recognizes revenue in the Swiss market from providing network services to other telecommunication companies. Such services include primarily the standard interconnection services Swisscom is required to provide to other telecommunication service providers eligible for interconnection under the Telecommunications Act. Wholesale international revenue comprises primarily (i) revenue for international incoming traffic, and (ii) revenue from international termination traffic.

The following table sets forth certain information relating to Swisscom’s wholesale traffic:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
Wholesale national traffic revenue	362	300	246	(17.1)	(18.0)
International incoming traffic revenue	289	208	200	(28.0)	(3.8)
International termination traffic revenue	291	169	245	(41.9)	45.0

Total wholesale traffic revenue	942	677	691	(28.1)	2.1

Total wholesale telephony traffic (millions of minutes):
Wholesale national traffic(1)	18,491	17,871	17,055	(3.4)	(4.6)
International incoming traffic(2)	1,837	1,607	1,521	(12.5)	(5.4)
International termination traffic(3)	1,878	1,188	1,508	(36.7)	26.9

Total wholesale traffic	22,206	20,666	20,084	(6.9)	(2.8)

(1)	Based on minutes as determined for customer billing purposes. Includes traffic related to third party revenues for access, termination and transit services.

(2)	Minutes of incoming traffic terminated in Switzerland as determined for international settlement purposes.

(3)	Minutes of outgoing traffic terminated outside of Switzerland.

Total wholesale traffic revenue increased by 2.1% in 2004 compared to 2003, primarily due to an increase in international termination traffic revenue, partially offset by a decrease in wholesale national traffic.

International termination traffic revenue increased by 45.0% in 2004 as a result of an increase in traffic volume by 26.9% due to the expansion of the business as a result of focused marketing activities as well as a greater share of higher tariff traffic to mobile networks. The decrease in wholesale national traffic revenue by 18.0% is due to a further reduction in interconnection rates and a decline in traffic volume by 4.6% as a result of the migration of third-party Internet traffic to ADSL and direct access of residential and business customers to other operators’ networks.

Total wholesale traffic revenue decreased by 28.1% in 2003 compared to 2002 primarily due to a strong decrease in national and international traffic revenues.

Wholesale national traffic revenue decreased by 17.1% in 2003 due to a reduction in interconnection rates, a change in the accounting method for its third-party ISP numbers as, starting in 2003, revenue from these numbers are reported net of service providers’ costs, and a decrease in transit traffic to Swisscom Mobile as a result of direct mobile interconnection.

International incoming traffic revenue decreased by 28.0% in 2003 due to a decline in traffic volume by 12.5% as a result of a loss in market share due to increased competition and a decrease in the average international accounting rates. International termination traffic revenue decreased by 41.9% primarily as a result of the sale of Swisscom’s international point of presence, Swisscom North America, in October 2002. In addition, in November 2002, Swisscom decided to close its European sales offices as the margins realized in this business were very low.

Fixnet expects wholesale traffic revenue to decline in 2005 due to (i) a further reduction of interconnection rates, (ii) a decrease in traffic volume caused by the continuing migration to ADSL and (iii) direct access of residential and business customers to networks of other operators. Furthermore, Fixnet entered into an agreement with Belgacom, whereby both Fixnet and Belgacom will transfer their international wholesale businesses into a newly formed company with effect from July 1, 2005. As Fixnet will only have a minority stake in this new company, it will not be consolidated and therefore all associated revenues and costs will no longer be recorded by Fixnet. Commencing on July 1, 2005, Fixnet’s wholesale business will consist of wholesale national only.

Other traffic. Fixnet operates public payphones as part of its obligation to provide Universal Service. Also, Swisscom generates revenue from operator services and the sale of prepaid calling cards.

The following table sets forth Fixnet’s other traffic revenue:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
Other traffic revenue(1)	208	247	158	18.8	(36.0)

(1)	Includes revenue from prepaid calling cards, operator services and payphone services.

Other traffic revenue decreased by 36.0% in 2004 and increased by 18.8% in 2003, mainly due to the release of deferred revenue of CHF 72 million in 2003 relating to prepaid calling cards.

Revenue from the sale of telephone cards, which are valid for 3 years, is deferred and recognized either when the services are provided or once the card is no longer valid. Historically, Swisscom was not able to reliably track the total amount of unutilized credit for cards that were no longer valid. In 2003, however, Swisscom implemented changes to the system to allow it to reliably track this amount. As a result, in 2003, Swisscom released CHF 72 million to revenue, of which CHF 39 million relate to 2002 and CHF 29 million to 2001 and prior years. Prior years were not restated as the effect was not material.

Excluding this one-time release of deferred revenue, other traffic revenue decreased by 10% in 2004 and by 16% in 2003, mainly due to increased competition and online substitution for operator services and substitution of payphone services through the use of mobile phones.

Fixnet expects other traffic revenue to decline in the future as mobile phones continue to substitute payphones and as customers make further use of online services.

Other revenue. Other revenue comprises primarily revenue from the sale of customer equipment, the provision of leased lines and the operation of a directories database as well as other activities.

The following table sets forth Fixnet’s other revenue:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
Customer equipment(1)	235	252	250	7.2	(0.8)
Leased lines	160	143	136	(10.6)	(4.9)
Directories	93	107	113	15.1	5.6
Revenue from other activities(2)	283	131	91	(53.7)	(30.5)

Total other products revenue	771	633	590	(17.9)	(6.8)

(1)	Includes fixed-line customer premises equipment and mobile handsets sold through Swisscom Shops.

(2)	Includes primarily revenue from Internet narrowband traffic to third-party ISP numbers and until its sale in October 2003, revenue from Telecom FL.

Other revenue declined by 6.8% in 2004 compared to 2003 mainly due to a decline in revenue generated from other activities, mainly reflecting the sale of Swisscom’s wholly owned subsidiary Telecom FL AG in October 2003.

Revenue from the sale of customer equipment remained relatively stable overall in 2004 as a decline in revenues from the sale and rental of fixed-line customer premises equipment was partially offset by an increase in revenues from the sale of mobile handsets.

Other revenue declined by 17.9% in 2003 compared to 2002 mainly due to a decline in revenue generated from other activities mainly as a result of a change in the accounting method for its ISP numbers. Starting in 2003, revenue from these numbers are reported net of service providers’ costs, which resulted in a decrease in revenue of CHF 117 million in 2003.

Fixnet expects other revenue to slightly increase in 2005, mainly due to the introduction of new data services.

Intersegment net revenue

Fixnet is responsible for building and maintaining the fixed-line network and sells network capacity to Enterprise Solutions and Mobile. Therefore, intersegment revenue comprises primarily revenue from Enterprise Solutions and Mobile for the use of the fixed network as well as revenue from Mobile for handset commissions due for new mobile subscribers that sign up in a Swisscom shop.

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
Intersegment net revenue	1,320	1,180	1,160	(10.6)	(1.7)

Intersegment revenue decreased by 1.7% in 2004 compared to 2003 mainly due to a decrease in traffic from Swisscom’s business customers recorded under Enterprise Solutions (see “— Enterprise Solutions — National and International Traffic”) and a decrease in commissions received from Swisscom Mobile for the sale of prepaid cards. These effects have partially been offset by an increase in commissions received from Swisscom Mobile for the sale of mobile handsets through Swisscom Shops.

Intersegment revenue decreased by 10.6% in 2003 compared to 2002 primarily as a result of a reduction in tariffs, a decrease in traffic from Swisscom’s business customers recorded under Enterprise Solutions (see “— Enterprise Solutions — National and International Traffic”) and the netting effect of CHF 24 million relating to third-party ISP numbers (see “— Fixnet — Other Revenue — Other”).

Fixnet expects intersegment revenue to further decrease in 2005 due to a decrease in volumes and prices of voice and data services sold to business customers through Enterprise Solutions.

Segment expenses

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
Goods and services purchased	1,069	690	693	(35.5)	0.4
Personnel expenses	1,069	1,017	954	(4.9)	(6.2)
Other operating expenses	700	643	580	(8.1)	(9.8)
Depreciation and amortization	1,055	1,083	1,072	2.7	(1.0)
Other operating income(1)	(84)	(108)	(85)	28.6	(21.3)

Total external segment expenses	3,809	3,325	3,214	(12.7)	(3.3)
Intersegment expenses	1,540	1,411	1,403	(8.4)	(0.6)

Total segment expenses	5,349	4,736	4,617	(11.5)	(2.5)

(1)	Includes mainly capitalized costs and gains on sale of property, plant and equipment.

External segment expenses

External segment expenses decreased by 3.3% in 2004 compared to 2003 due primarily to a decrease in personnel expenses and other operating expenses.

•	Goods and services purchased remained stable in 2004. An increase in international termination traffic expenses reflecting an increase in revenue was partially offset by (i) a decrease in expenses due to the sale of Swisscom’s wholly owned subsidiary Telecom FL in October 2003, (ii) a decrease in international incoming traffic expenses reflecting a decrease in the volume of traffic terminating on other operators’ networks and (iii) a decrease in expenses for fixed-line customer premises equipment reflecting a decrease in sales.

•	Personnel expenses decreased by 6.2% due to a decrease in termination benefits from CHF 63 million in 2003 to CHF 40 million in 2004. Excluding termination benefits, personnel expenses decreased by 4.2%, mainly reflecting the headcount reductions in 2003 and 2004, partially offset by an overall salary increase.

•	Other operating expenses decreased by 9.8% mainly due to an exceptional expense in 2003 for an increase in the provision recorded for the case against Swisscom by two of its competitors relating to Swisscom’s interconnection prices. See “Item 8: Financial Information — Legal Proceedings”. In addition, commissions paid to third parties relating to the sale of card products decreased.

•	Depreciation and amortization expense decreased by 1.0% mainly due to an increase in the number of fully depreciated assets and the phase out of one of Fixnet’s three switching platforms in 2004, which resulted in only partial year depreciation for this platform in 2004 as compared to the previous year. These effects have partially been offset by an impairment charge of CHF 155 million relating to assets in the international wholesale business mainly consisting of long-term utilization rights of sea cables. See Note 21 of the consolidated financial statements for further information relating to this impairment.

External segment expenses decreased by 12.7% in 2003 compared to 2002 due to a significant decrease in goods and services purchased.

•	Goods and services purchased decreased by 35.5% due to the sale of its international point of presence in North America in October 2002, the closure of its European points of presence in November 2002 and to a change in Fixnet’s accounting method for its third-party ISP numbers, as described in Other revenue above, the effect of which was CHF 167 million in 2003. These effects were partially offset by an increase in expenses incurred for ADSL equipment reflecting the increase in the number of ADSL subscribers.

•	A decrease in personnel expenses by 4.9% reflecting a decrease in the average number of employees resulting from the headcount reductions in 2002 and a decrease in the termination benefits from CHF 86 million in 2002 to CH 63 million in 2003.

•	Other operating expenses decreased by 8.1% mainly due to cost reduction measures that were introduced in 2003, reflecting the optimization of maintenance costs, partially through more favorable purchase prices as a result of increasing competition on the supplier side and a reduction in spending for advertising. In addition, losses on disposals of fixed assets of CHF 14 million were recorded in 2003, compared to CHF 50 million in 2002. These decreases were partially offset by an increase in the provision recorded for the case against Swisscom by two if its competitors relating to Swisscom’s interconnection prices. See “Item 8: Financial Information — Legal Proceedings”.

•	Depreciation and amortization expense increased by 2.7% in 2003 as a result of the reduction of the useful life of one of Fixnet’s three switching platforms, which Fixnet decided in December 2002 to phase out over the course of 2003 and 2004.

Fixnet expects external segment expenses to decrease in 2005, mainly due to a decrease in depreciation expenses as a result of an impairment charge in 2004 relating to assets in the international wholesale business and an increase in fully depreciated assets. In addition, external segment expenses are also expected to decrease as a result of the agreement with Belgacom relating to the international wholesale business, as described in Wholesale traffic revenue above.

Intersegment expenses

Intersegment expenses comprise primarily network fees to Mobile for calls from other networks terminating on the mobile network, expenses payable to Mobile for the purchase of mobile handsets and amounts payable to other divisions for information technology, rental of real estate and management fees.

Intersegment expenses remained relatively stable in 2004. An increase in expenses payable to Mobile for the purchase of mobile handsets was offset by a decrease in traffic from other mobile network operators terminating on Swisscom Mobile’s network through Fixnet as an intermediary as a result of increased competition from other mobile network operators offering direct mobile interconnection as well as a decrease in expenses payable to other group companies for information technology, rental of real estate and management fees.

Intersegment expenses decreased by 8.4% in 2003 compared to 2002 mainly reflecting a decrease in traffic from other mobile network operators terminating on Swisscom Mobile’s network through Fixnet. A reduction in information technology expenses reflecting a reduction in the number of projects undertaken by Fixnet also contributed to the decrease.

Fixnet expects intersegment expenses to decrease in 2005 as a result of a reduction in expenses related to the international wholesale business as a result of the agreement with Belgacom, as described in Wholesale traffic revenue above. An increase in energy costs billed by Swisscom’s real-estate company Swisscom Immobilien AG as a result of a centralized energy cost settlement is expected to be compensated by lower network fees primarily due to a decrease in traffic from other network operators terminating on Swisscom Mobile’s network through Fixnet.

Segment margin

Segment margin increased from 18.1% in 2003 to 19.2% in 2004, due to further cost reductions mainly through lower personnel expenses as a result of headcount reductions.

Segment margin increased from 14.1% in 2002 to 18.1% in 2003, despite a 7.2% decrease in revenue due to (i) cost reduction measures that were introduced in 2003, in particular in repairs and maintenance, information technology and advertising; (ii) a reduction in personnel expenses as a result of the headcount reduction in 2002; and (ii) the sale and closure of Swisscom’s international points of presence in the fourth quarter of 2002, which was a very low margin business.

Fixnet expects its margin to slightly increase in 2005 due primarily to a reduction in depreciation expenses reflecting an increase in fully depreciated assets and the transfer of its international wholesale businesses into a newly formed company with Belgacom, as this business is characterized by very low margins.

Mobile

Revenue from Mobile consists principally of monthly subscription fees, domestic and international traffic charges for calls made in Switzerland or abroad by Swisscom’s customers and roaming fees paid by foreign operators whose customers use their mobile telephones over Swisscom’s networks. It also consists of fees for using value-added services numbers, data traffic and sending SMS and MMS messages as well as the sale of mobile handsets through channels other than Swisscom shops. See “Item 4: Information on the Company — Mobile — Principal Products”.

The following table sets forth the segment results for Mobile and the percentage changes therein for the periods presented:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
Net revenue from external customers	3,434	3,511	3,679	2.2	4.8
Intersegment net revenue	678	629	677	(7.2)	7.6

Net revenue	4,112	4,140	4,356	0.7	5.2
Segment expenses	2,427	2,466	2,739	1.6	11.1

Segment operating income	1,685	1,674	1,617	(0.7)	(3.4)

Segment margin	41.0%	40.4%	37.1%

The following table sets forth net revenue from external customers generated by Mobile for the periods indicated:

Net revenue from external customers

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
Base Fees	698	685	691	(1.9)	0.9
Connectivity Voice	2,138	2,221	2,286	3.9	2.9
Connectivity Data and VAS	486	454	521	(6.6)	14.8
Other mobile revenue(1)	112	151	181	34.8	19.9

Total Mobile external revenue	3,434	3,511	3,679	2.2	4.8

(1)	Includes revenue from the sale of handsets sold through sales channels other than Swisscom shops and from SICAP, a prepaid billing platform.

In 2004 and 2003, Mobile’s total external revenue increased by 4.8% and 2.2%, respectively, due primarily to the increase in Connectivity Voice revenue reflecting an increase in the number of subscribers. Data and value-added services (VAS) revenue had a further positive effect on revenues in 2004 reflecting the increased revenue from new data services.

Mobile expects total revenue from external customers to increase slightly in 2005, mainly due to the continuing growth of the subscriber base and a further increase in the usage of data services.

The following table sets forth certain data relating to Mobile’s subscribers and traffic:

	Year Ended			Year Ended
	December 31,			December 31,
	2002	2003	2004	2003/2002	2004/2003

				(% change)
Average number of subscribers (in thousands)(1):
Postpaid	2,221	2,333	2,449	5.0	5.0
Prepaid(2)	1,266	1,353	1,441	6.9	6.5

Average number of subscribers	3,487	3,686	3,890	5.7	5.5

Average monthly minutes of use per user (AMPU)(1)(3)	126	121	118	(4.0)	(2.5)
Average monthly revenue per user (ARPU)(4)	85	81	81	(4.7)	0.0
Traffic (in millions of minutes)(1):
Connectivity voice(5)	3,331	3,335	3,404	0.1	2.1

Number of SMS messages (in millions)(1) (6)	1,650	1,847	1,986	11.9	7.5

(1)	Includes service accounts and traffic generated by service accounts.

(2)	Excludes inactive customers. Swisscom no longer includes accounts of any inactive prepaid customer in its subscriber figures. A customer is deemed inactive after a period of twelve months without making a call or sending an SMS message. On a yearly average, inactive customers were 163,846 in 2002, 196,172 in 2003 and 209,461 in 2004.

(3)	Includes traffic from all outgoing calls made by Mobile subscribers, excluding inactive customers, plus traffic from all incoming calls made to Mobile subscribers from all other networks.

(4)	Includes revenue from all outgoing calls made by Mobile’s subscribers, excluding inactive customers, including roaming and data and value added services, plus revenue from all incoming calls made to Mobile subscribers from all other networks as well as base fee revenues.

ARPU reconciliation

	Year Ended
	December 31,
CHF in millions (except where indicated)	2002	2003	2004

Net revenue	4,112	4,140	4,356
less revenue from sale of mobile handsets	241	298	386
less roaming revenue(a)	211	199	165
less other non-service revenue	105	46	38

Service revenue relevant to ARPU	3,555	3,597	3,767

Average subscribers (in thousands)	3,487	3,686	3,890
ARPU/month (in CHF)	85	81	81

(a)	Consists of roaming fees paid by foreign operators whose customers use their mobile telephones over Swisscom’s networks and until 2003, roaming fees from the national roaming agreement with another domestic mobile network operator.

Swisscom believes that ARPU provides its management and investors with useful information concerning the financial performance of its product and service offerings and its ability to attract and retain high-value customers.

(5)	Includes minutes from all outgoing calls made by Mobile’s customers and foreign visitors using the network of Swisscom Mobile.

(6)	Excludes wholesale SMS messages.

Base Fees. Net revenue from base fees consists principally of monthly subscription charges, which includes revenue from the sale of SIM cards.

While the base fee revenue increased 0.9% in 2004, primarily due to an increase in the subscriber base, it decreased by 1.9% in 2003 as a result of the continued migration of customers from higher price to lower price tariff subscriptions which continued in 2004, but at a slower rate.

Mobile expects base fee revenue to remain stable in 2005.

Connectivity Voice. Net revenue from connectivity voice consists principally of the domestic and international traffic charges for calls made in Switzerland by Mobile’s customers, roaming fees paid by operators whose customers use their mobile telephones over Mobile’s network and revenue from the termination of traffic on Mobile’s network from other Swiss mobile operators. Further, fees from a roaming agreement with Orange, whereby Orange subscribers may use the Mobile network in parts of Switzerland, were recorded under Connectivity Voice. The roaming agreement with Orange was terminated in July 2003.

Connectivity Voice revenue increased by 2.9% in 2004, mainly due to an increase in the number of subscribers as well as an increase in roaming revenues, partially offset by a decrease in the average monthly minutes of use per user (AMPU) as well as a decline in revenues due to the termination of the national roaming agreement with Orange in July 2003. The increase in the subscriber base is mainly the result of an increase in market penetration and a value-based churn management. However, lower AMPU as well as increasing price competition in the business segment resulted in a decrease of the average monthly revenue per user (ARPU) from voice telephony, which was offset by an increase in the ARPU from data services.

Connectivity Voice revenue increased by 3.9% in 2003 compared to 2002, primarily due to an increase in revenue from traffic from other mobile network operators terminated directly on Mobile’s network rather than through Fixnet as an intermediary as a result of increased competition from other mobile network operators offering direct mobile interconnection. This increase in directly terminated traffic results in a decline in traffic through Fixnet which resulted in a decrease in intersegment revenue. Revenue also increased as a result of an increase in Mobile’s subscriber base, partially offset by a decrease in AMPU and ARPU, reflecting the weak economic environment.

Mobile expects voice revenues to increase in 2005 due to a further increase in the subscriber base, partially offset by a decline in prices.

Connectivity data and value-added services. Net revenue from data and value-added services consists principally of fees generated from SMS messages, multimedia messaging services (MMS) and information services.

Connectivity data and value-added services revenue increased by 14.8% in 2004 mainly due to an increase in the subscriber base, higher usage of new data services and the introduction of termination fees for SMS’s in January 2004, based on a new interworking agreement with another mobile network operator.

Connectivity data and value-added services revenue decreased by 6.6% in 2003, mainly due to the effect of a change in the accounting method for value-added services numbers. Starting in 2003, revenue from these numbers are reported net of service providers’ costs, which resulted in a decrease in revenue of CHF 48 million. Prior years have not been restated as the effect is not material.

For 2005, Mobile expects this area to be its fastest growing business area, driven primarily from a further stimulation and penetration of MMS, an increase in the customer base and an increased usage of new services and products.

Other Mobile revenue. Other Mobile revenue mainly consists of revenue from the sale of mobile handsets through third-party outlets and revenue from services of the prepaid billing platform SICAP rendered to other GSM operators.

Other mobile revenue increased by 19.9% and 34.8% in 2004 and 2003, respectively, as a result of an increase in the number of handsets sold and an increase in the average price per handsets due to more sophisticated features.

Mobile expects revenue in this area to decline in 2005 as a result of a decrease in the number and the average price of handsets sold.

Intersegment net revenue

Intersegment net revenue comprises principally revenue from Fixnet for incoming calls made to Mobile subscribers from other networks and revenue from the sale of mobile equipment in the Swisscom shops.

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
Intersegment net revenue	678	629	677	(7.2)	7.6

Intersegment net revenue increased by 7.6% in 2004 compared to 2003 due to an increase in the number of handsets sold through Fixnet’s Swisscom shops.

Intersegment net revenue decreased by 7.2% in 2003 compared to 2002 mainly due to a decrease in network fees from Fixnet as a result of a decrease in traffic from other mobile network operators terminating on Swisscom Mobile’s network through Fixnet as an intermediary as a result of increased competition from other mobile network operators offering direct mobile interconnection which resulted in an increase in Connectivity Voice revenue. This effect was partially offset by an increase in revenue from the sale of handsets due to an increase in the number of higher priced handsets with more sophisticated features.

Mobile expects revenue in this area to decline in 2005 as a result of a decrease in the number of handsets sold through Fixnet’s Swisscom shops.

Segment expenses

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
Goods and services purchased	767	801	971	4.4	21.2
Personnel expenses	269	297	310	10.4	4.4
Other operating expenses	476	473	505	(0.6)	6.8
Depreciation and amortization	289	310	359	7.3	15.8
Other operating income(1)	(18)	(14)	(16)	(22.2)	14.3

Total external segment expenses	1,783	1,867	2,129	4.7	14.0
Intersegment expenses	644	599	610	(7.0)	1.8

Total segment expenses	2,427	2,466	2,739	1.6	11.1

(1)	Includes mainly capitalized costs and gains on sale of property, plant and equipment.

External segment expenses

External segment expenses increased by 14.0% in 2004 compared to 2003 primarily due to an increase in goods and services purchased and in depreciation and amortization.

•	Goods and services purchased increased by 21.2% primarily due to an increase in the number of handsets purchased for resale and higher average purchase prices for mobile handsets supporting new technologies as well as an increase in national and international interconnection and roaming expenses reflecting the increase in the subscriber base.

•	Personnel expenses increased by 4.4% as a result of an increase in the number of employees required to manage the growth of the business and an overall salary increase.

•	Other operating expenses increased by 6.8%, mainly due to an increase in expenses related primarily to the retention of mobile customers as a result of value-based churn management.

•	Depreciation and amortization increased by 15.8% due to an increase in investments for the rollout of new broadband technologies and the resulting reduction of the useful lives of certain GSM equipment.

External segment expenses increased by 4.7% in 2003 compared to 2002 due primarily to an increase in goods and services purchased and in personnel expenses.

•	Goods and services purchased increased by 4.4% due primarily to an increase in the number of handsets sold and increased average purchase prices for mobile handsets supporting new technologies such as MMS and GPRS.

•	Personnel expenses increased by 10.4% as a result of an increase in the number of employees required to manage the growth of the business, an overall salary increase and an increase in the average salary due to the increased skill sets of employees. The increase in the number of employees in 2003 was due to an increased need for employees in the roll-out of the next generation network and in customer care.

•	Other operating expenses decreased by 0.6% as a result of a decrease in IT costs reflecting a decrease in projects and a decrease in commissions reflecting a lower number of new customers and Mobile’s strategy to reduce commissions. These decreases were partially offset by an increase in costs due to a new arrangement entered into with Vodafone in 2003 regarding access to its products and services, particularly to Vodafone live!, which was launched in the fourth quarter of 2003.

•	Depreciation and amortization increased by 7.3% as a result of a reduction of the useful lives of certain GSM equipment, which will have to be replaced earlier than expected due to the roll-out of UMTS.

Mobile expects external segment expense to increase in 2005 due to a further increase in expenses related to the retention of customers and due to an increase in depreciation expenses reflecting an increase in investments in new broadband technologies in 2004.

Intersegment expenses

Intersegment expenses comprise primarily network fees to Fixnet for mobile calls terminated on other networks, commissions payable for the acquisition of new customers or the extension of existing contracts in the Swisscom shops, rent, information technology costs and management fees.

Intersegment expenses increased by 1.8% in 2004 compared to 2003 primarily due to an increase in expenses payable to Fixnet as a result of an increase in the number of new customers and contract extensions acquired through the Swisscom shops in 2004. Expenses for leased lines from Fixnet also increased due to the increased number of GSM and UMTS sites.

Intersegment expenses decreased 7.0% in 2003 compared to 2002 due primarily to a change in the accounting method for its value-added services numbers. Starting in 2003, revenue from these numbers is reported net of service providers’ costs. The effect of this for 2003 was CHF 48 million. Prior years have not been restated as the effect is not material.

Mobile expects intersegment expenses to remain relatively stable in 2005.

Segment margin

Segment margin decreased from 40.4% to 37.1% in 2004 compared to 2003 due primarily to an increase in expenses for subscriber retention as a result of value-based churn management and an increase in depreciation and amortization expenses reflecting an increase in investments for new broadband technologies.

Segment margin remained relatively stable in 2003 compared to 2002, as the increase in revenue was offset by a corresponding increase in segment expenses.

Mobile expects segment margin to remain stable in 2005 as an increase in revenue is expected to be offset by an increase in depreciation expenses.

Enterprise Solutions

Revenue from Enterprise Solutions comprises primarily revenue from national and international fixed-line voice telephony services to business customers, revenue from networking, revenue from inhouse and processes and revenue from a variety of other services. See “Item 4: Information on the Company — Enterprise Solutions”.

Effective January 1, 2005, Swisscom Enterprise Solutions was merged with Swisscom Systems, formerly accounted for in the segment “Other”, into a new business segment named Swisscom Solutions. This effect has not been reflected in the figures presented but will be reported in 2005, with a restatement of prior years’ numbers.

The following table sets forth the segment results for Enterprise Solutions and the percentage changes therein for the periods presented:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
Net revenue from external customers	1,167	1,081	987	(7.4)	(8.7)
Intersegment net revenue	174	129	139	(25.9)	7.8

Net revenue	1,341	1,210	1,126	(9.8)	(6.9)
Segment expenses	1,335	1,162	1,060	(13.0)	(8.8)

Segment operating income	6	48	66	700.0	37.5

Segment margin	0.4%	4.0%	5.9%

The following table sets forth net revenue from external customers generated by Enterprise Solutions for the periods indicated:

Net revenue from external customers

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
National and international traffic	382	344	297	(9.9)	(13.7)
Networking	551	521	460	(5.4)	(11.7)
Inhouse and processes	102	89	84	(12.7)	(5.6)
Other revenue	132	127	146	(3.8)	15.0

Total Enterprise Solutions external revenue	1,167	1,081	987	(7.4)	(8.7)

In 2004 and 2003, Enterprise Solutions’ total external revenue decreased by 8.7% and 7.4%, respectively, due primarily to a decrease in national and international traffic revenue as a result of a decrease in traffic volumes and lower average tariffs as well as a decline in networking revenue due to price pressure and the substitution of older technologies through IP-based services.

Enterprise Solutions, as part of the new segment Swisscom Solutions in 2005, expects revenues from external customers to decrease in 2005, mainly due to continuing price pressure for traffic and data services as well as substitution through IP-based services.

National and International Traffic

National and international traffic revenue consists of charges to business customers for making national and international calls and comprises the same products as those of the Fixnet segment. See “ — Fixnet — Access” and “— Fixnet — Retail Traffic”.

The following table sets forth certain information relating to Enterprise Solutions’ national and international fixed-line traffic revenue:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
Local and long-distance traffic revenue	155	134	107	(13.5)	(20.1)
Fixed-to-mobile traffic revenue	145	136	122	(6.2)	(10.3)

Total national traffic revenue	300	270	229	(10.0)	(15.2)
International traffic revenue	82	74	68	(9.8)	(8.1)

Total traffic revenue	382	344	297	(9.9)	(13.7)

Traffic (in millions of minutes)(1):
Local and long-distance traffic	2,278	1,972	1,779	(13.4)	(9.8)
Fixed-to-mobile traffic(2)	327	303	278	(7.3)	(8.3)

Total national traffic	2,605	2,275	2,057	(12.7)	(9.6)
International traffic(3)	433	373	361	(13.9)	(3.2)

Total traffic	3,038	2,648	2,418	(12.8)	(8.7)

(1)	Includes traffic on courtesy and service lines.

(2)	Includes traffic for calls from the fixed-line network to private user networks.

(3)	Based on minutes of outgoing international traffic as determined for retail customer billing purposes. Does not include international wholesale traffic originating outside Switzerland.

Total traffic revenue decreased by 13.7% and by 9.9% in 2004 and 2003, respectively, mainly due to (i) a decrease in local and long-distance traffic revenue as a result of a decrease in traffic volumes reflecting a loss of market share as well as lower average tariffs and (ii) a decrease in revenue from fixed-to-mobile traffic, due primarily to a decrease in traffic volume as a result of the migration of traffic from Enterprise Solutions to Mobile, as customers increasingly use mobile phones or other technologies that enable them to route traffic directly over the mobile instead of the fixed-line network.

Networking. Revenue from Networking comprises revenue from national and international leased lines, Intranet services, as well as revenue from national and, through Infonet Switzerland, international private network services. See “Item 4: Information on the Company — Enterprise Solutions — Networking”.

The following table sets forth, for the periods indicated, certain information relating to Swisscom’s networking services:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
Leased lines revenue	274	244	205	(10.9)	(16.0)
Intranet services revenue	161	179	172	11.2	(3.9)
Private networks revenue(1)	116	98	83	(15.5)	(15.3)

Total networking revenue	551	521	460	(5.4)	(11.7)

Number of leased lines (period end):
National leased lines(2)	20,644	18,293	14,214	(11.4)	(22.3)
International leased lines	608	488	424	(19.7)	(13.1)

Total leased lines	21,252	18,781	14,638	(11.6)	(22.1)

(1)	Includes revenue from Infonet Switzerland.

(2)	Excluding twisted copper pairs.

Total networking revenue decreased by 11.7% and 5.4% in 2004 and 2003, respectively, mainly as a result of a decrease in revenues from leased lines and private networks. In 2003, the decline was partially offset by an increase in revenues from intranet services.

The decrease in leased lines revenue is a result of (i) price reductions due to continued competitive pressure, (ii) the migration to IP based services which are part of Intranet services and (iii) a reduction in the number of leased lines as a result of network optimization and consolidation in the number of customer’s sites. Private networks revenue declined mainly due to the migration to internet protocol (IP) based services. The migration from leased lines, frame relay and ATM services to IP based services resulted in an increase in revenues from Intranet services in 2003, but in 2004 this effect was offset by lower prices.

Inhouse and processes. Revenue from inhouse and processes comprises primarily revenue from Business Numbers, which business customers use to provide their customers access to information services, and revenue from System Integration, consisting of various local area network services and a customer relationship management service. For a description of Business Numbers and System Integration, see “Item 4: Information on the Company — Enterprise Solutions — Inhouse and Processes”.

The following table sets forth, for the periods presented, certain information related to Enterprise Solutions’ inhouse and processes revenue:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
Business Numbers revenue	67	65	60	(3.0)	(7.7)
Other inhouse and processes revenue(1)	35	24	24	(31.4)	0.0

Total inhouse and processes revenue	102	89	84	(12.7)	(5.6)
Business Numbers traffic (in millions of minutes)(2)	775	721	673	(7.0)	(6.7)

(1)	Includes primarily System Integration.

(2)	Does not include calls made by Enterprise Solutions’ customers to Business Numbers of other providers.

Total inhouse and processes revenue decreased by 5.6% in 2004, mainly due to a decrease in revenue from business numbers reflecting a decline in traffic volume as a result of the substitution of speech-enabled services by mobile and Internet services

Total inhouse and processes revenue decreased by 12.7% in 2003 compared to 2002, reflecting a decrease in revenue from other inhouse and processes due to a large project in 2002 and a decrease in customer demand.

Other revenue comprises primarily business Internet services, public data network services and professional as well as supporting services. For a description of these services, see “Item 4: Information on the Company — Enterprise Solutions — Other”.

The following table sets forth, for the periods indicated, certain information with respect to Enterprise Solutions’ other revenue:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
Business internet revenue	43	48	50	11.6	4.2
Other revenue(1)	89	79	96	(11.2)	21.5

Total other revenue	132	127	146	(3.8)	15.0

(1)	Includes public data networks, professional and supporting services.

Total other revenue increased by 15.0% in 2004 compared to 2003, mainly due to revenue growth from professional services such as outsourcing services.

Total other revenue decreased by 3.8% in 2003 compared to 2002 due primarily to a decrease in revenue from public data networks as a result of customers migrating from the low-speed X.25 protocol to high-capacity products.

Intersegment revenue. Intersegment revenue comprises primarily revenue from networking services and business numbers.

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
Intersegment net revenue	174	129	139	(25.9)	7.8

Intersegment revenue increased by 7.8% in 2004 compared to 2003 due primarily to revenue from the one-time sale of a platform that is no longer used by Enterprise Solutions to Fixnet. Excluding this one-time effect, intersegment revenue remained relatively stable in 2004 compared to 2003.

Intersegment revenue decreased by 25.9% in 2003 compared to 2002 due primarily to a substantial reduction in the demand for Enterprise Solutions’ services from other Swisscom companies as a result of group internal optimization.

Segment expenses

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
Goods and services purchased	93	77	85	(17.2)	10.4
Personnel expenses	196	203	155	3.6	(23.6)
Other operating expenses	56	40	28	(28.6)	(30.0)
Depreciation and amortization	32	33	14	3.1	(57.6)

Total external segment expenses	377	353	282	(6.4)	(20.1)
Intersegment expenses	958	809	778	(15.6)	(3.8)

Total segment expenses	1,335	1,162	1,060	(13.0)	(8.8)

External segment expenses

External segment expenses decreased by 20.1% in 2004 compared to 2003 due primarily to a decrease in personnel expenses, other operating expenses and depreciation and amortization.

•	Goods and services purchased increased by 10.4% in 2004 as Enterprise Solutions recorded a provision for future losses related to the phase-out of products based on older technologies. This effect has been partially offset by a reduction in foreign network access and interconnection costs reflecting the decrease in revenues.

•	Personnel expenses decreased by 23.6% due primarily to a decrease in termination benefits from CHF 41 million in 2003 to CHF 18 million in 2004. Excluding termination benefits, personnel expenses decreased by 16.0% reflecting the headcount reductions in 2002 and 2003.

•	Other operating expenses decreased by 30.0% due primarily to lower expenses for business reengineering projects and a loss on equipment sales recorded in 2003.

•	Depreciation and amortization decreased by 57.6%, mainly due to a decrease in capital expenditures in 2003 as a result of a poor demand for customer equipment.

External segment expenses decreased by 6.4% in 2003 compared to 2002 due primarily to a decrease in goods and services purchased and other operating expenses.

•	Goods and services purchased decreased by 17.2% mainly as a result of the fewer projects realized related to System Integration. In contrast, business related to Infonet was relatively stable in 2003.

•	Personnel expenses increased by 3.6% due primarily to an increase in termination benefits from CHF 10 million in 2002 to CHF 41 million in 2003. Excluding termination benefits, personnel expenses decreased by 11.7% reflecting the headcount reductions in 2002 and 2003, partially offset by an overall salary increase and an increase in average salary due to an increase of employees with higher skill sets.

•	Other operating expenses decreased by 28.6% mainly reflecting cost cutting measures introduced in 2003 reflecting the optimization of repairs and maintenance costs and a reduction in spending for advertising as well as a decrease in bad debt expense.

Enterprise Solutions, as part of the new segment Swisscom Solutions in 2005, expects external segment expenses to decrease in 2005, mainly due to lower personnel expenses as a result of further headcount reductions in 2005.

Intersegment expenses

Intersegment expenses comprise primarily network fees payable to Fixnet for telephony and leased lines and amounts payable to other divisions for information technology, rental of real estate and management fees.

Intersegment expenses decreased by 3.8% and 15.6% in 2004 and 2003, respectively, primarily due to a reduction in network fees charged by Fixnet, mainly reflecting a decrease in the volume and prices of telephony traffic and leased lines. In 2004, lower IT expenses for Swisscom IT Services as a result of lower prices had a further decreasing effect on intersegment expenses.

Enterprise Solutions, as part of the new segment Swisscom Solutions in 2005, expects intersegment expenses to decrease in 2005 mainly as a result of a decrease in the volume of telephony traffic and leased lines purchased from Fixnet.

Segment margin

Segment margin increased from 4.0% in 2003 to 5.9% in 2004 despite a decrease in revenue of 6.9%, due to significant cost reductions, in particular lower personnel expenses as a result of headcount reductions and a decrease in termination benefits of CHF 23 million as well as lower intersegment expenses reflecting lower network fees from Fixnet.

Segment margin increased from 0.4% in 2002 to 4.0% in 2003 despite a decrease in revenue of 9.8%, due to significant cost reductions, in particular lower intersegment expenses reflecting lower network fees from Fixnet and as a result of optimization efforts. These effects were partially offset by an increase in termination benefits of CHF 31 million in 2003 compared to 2002.

Enterprise Solutions, as part of the new segment Swisscom Solutions in 2005, expects its margin to decrease in 2005, as cost reductions are expected to only partially offset a further decrease in revenue.

Other

The following table sets forth the results for the segment Other and the percentage changes therein for the periods presented:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
Net revenue from external customers	833	761	768	(8.6)	0.9
Intersegment net revenue	630	543	527	(13.8)	(2.9)

Net revenue	1,463	1,304	1,295	(10.9)	(0.7)
Segment expenses	1,577	1,346	1,286	(14.7)	(4.5)

Segment operating (loss) income	(114)	(42)	9	(63.2)	n.a.

Segment margin	(7.8%)	(3.2%)	0.7%

The following table sets forth net revenue from external customers generated by the segment Other for the periods indicated:

Net revenue from external customers

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
Swisscom Systems	406	345	292	(15.0)	(15.4)
Swisscom IT Services	213	214	207	0.5	(3.3)
Swisscom Broadcast	162	149	148	(8.0)	(0.7)
Billag	52	52	112	0.0	115.4
Swisscom Eurospot	—	1	9	n.a.	800.0

Total other external revenue	833	761	768	(8.6)	0.9

Swisscom Systems. Revenue from Systems consists of revenue from the sale, rental and equipment maintenance to business customers of end-user telecommunications equipment in the field of private branch exchanges (PBXs), network management systems and fixed-line and cordless telephone handsets. Systems revenue also includes revenue from managed services up to complete voice outsourcing.

Effective January 1, 2005, Swisscom Systems was merged with Enterprise Solutions into a new business segment named Swisscom Solutions. This effect has not been reflected in the figures presented but will be reported in 2005, with a restatement of prior years’ numbers.

Systems revenue decreased by 15.4% in 2004 compared to 2003 primarily as a result of a reduction in rental contracts, a decrease in the number of PBXs sold and increased competition in the service business.

Systems revenue decreased by 15.0% in 2003 compared to 2002 primarily as a result of a reduction in prices of equipment, a reduction in rental contracts and a declining demand reflecting increased competition and the weak economic situation.

Swisscom Systems, which will be part of the new Segment Solutions in 2005, expects revenue from external customers to decrease in 2005, mainly due to price pressure as a result of continuing strong competition for the sale and maintenance of equipment and reluctance of customers to invest in new equipment in light of current technological developments such as voice-over-IP.

Swisscom IT Services. Swisscom IT Services offers end-to-end business solutions primarily in the financial services and telecommunications industries. In addition to business solutions, Swisscom IT Services focuses on system integration, outsourcing and IT infrastructure services, including desktop services and data-center services. Effective December 31, 2004, Swisscom increased its stake in Swisscom IT Services to 100% through the acquisition of the minority stake held by eight cantonal banks.

IT Services revenue decreased by 3.3% in 2004 compared to 2003, mainly as a result of lower revenues from its former minority shareholder. This decrease has been partially offset by an increase in revenue from IT outsourcing services with other customers.

IT Services revenue remained relatively stable in 2003 compared to 2002, as the increase in revenue from other customers was partially offset by a decrease in revenue from its former minority shareholder.

While it is expected that revenue from the former minority shareholder will further decrease in 2005, IT Services expects that this decrease can be more than compensated by further growth in outsourcing services.

Swisscom Broadcast. Broadcasting revenue stems from fees for the transmission and broadcasting of analogue and digital signals for television and radio broadcasting. Such services are provided primarily to the Swiss Broadcasting Corporation (the “SRG”).

Broadcasting revenue remained relatively stable in 2004 compared to 2003.

Broadcasting revenue decreased 8.0% in 2003 compared to 2002 as a result of the reduction of terrestrial coverage from three to one language starting in May 2002 impacting the full year 2003.

Swisscom Broadcast expects revenue to increase slightly in 2005 mainly as a result of the acquisition of a local transmission and broadcasting provider, TeleRätia, in December 2004. In addition, the development of new products such as digital audio and video broadcasting is also expected to have a positive impact on revenues in 2005.

Billag. In addition to providing broadcasting services to SRG, Swisscom entered into an agreement to collect radio and television licensing fees on behalf of SRG until 2007. Swisscom collects such fees through Billag. In December 2003, Billag AG acquired T-Systems Card Services AG, renamed Billag Card Services AG, a loyalty card processor.

Billag revenue more than doubled in 2004, reflecting revenue from the business with loyalty cards from the acquisition of Billag Card Services.

Billag revenue remained stable in 2003 compared to 2002.

Billag expects revenue to remain relatively stable in 2005.

Swisscom Eurospot. Swisscom Eurospot provides high-speed Internet access and conference services to business travelers mainly in premium hotels across Europe (excluding Switzerland).

Eurospot revenue strongly increased in 2004, reflecting the continuing rollout of its business activities in Europe.

Eurospot expects revenue to further increase in 2005.

Segment expenses

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
Goods and services purchased	143	138	106	(3.5)	(23.2)
Personnel expenses	686	585	522	(14.7)	(10.8)
Other operating expenses	357	283	327	(20.7)	15.5
Depreciation and amortization	225	198	201	(12.0)	1.5
Other operating income(1)	(5)	(18)	(12)	260.0	(33.3)

Total external segment expenses	1,406	1,186	1,144	(15.7)	(3.5)
Intersegment expenses	171	160	142	(6.4)	(11.3)

Total segment expenses	1,577	1,346	1,286	(14.7)	(4.5)

(1)	Includes mainly capitalized costs and gains on sale of property, plant and equipment.

Total segment expenses decreased by 4.5% in 2004 compared to 2003 primarily due to a decrease in personnel expenses and in goods and services purchased, partially offset by an increase in other operating expenses.

•	Goods and services purchased decreased by 23.2%, mainly reflecting a decrease in the number and lower average prices of telecommunications equipment purchased by Systems for resale.

•	Personnel expenses decreased by 10.8% due to a decrease in termination benefits from CHF 48 million in 2003 to CHF 6 million in 2004 as well as a decrease in the average number of employees, mainly at Systems and IT Services, resulting from the headcount reductions in 2002 and 2003.

•	Other operating expenses increased by 15.5% due primarily to the consolidation of Billag Card Services, which was acquired in December 2003.

Total segment expenses decreased by 14.7% in 2003 compared to 2002 due primarily to a decrease in personnel expenses and in other operating expenses.

•	Personnel expenses decreased by 14.7%, mainly due to a decrease in termination benefits from CHF 101 million in 2002 to CHF 48 million in 2003 as well as a decrease in the average number of employees at Systems, resulting from the restructuring measures accounted for in 2002.

•	Other operating expenses decreased by 20.7%, mainly reflecting the decrease in revenue and cost cutting measures at Systems and at IT Services.

•	Depreciation and amortization decreased by 12.0%, due to a decline in the rental business for telecommunications equipment at Systems and an increase in the number of fully depreciated assets at Systems and IT Services.

These decreases were partially offset by an increase in expenses relating to the rollout of the pan-European business activities of Swisscom Eurospot.

Total segment expenses, excluding Swisscom Systems, are expected to increase in 2005 due to an increase in personnel expenses reflecting an increase in headcount mainly at Swisscom Broadcast due to the development of new products and at Swisscom Eurospot. Total segment expenses will also be impacted by an increase in depreciation mainly at Swisscom Eurospot as a result of the rollout of its network across Europe.

Segment margin

Segment margin increased, despite a decrease in revenue, from a negative margin of 7.8% in 2002 to a negative margin of 3.2% in 2003 and to a positive margin of 0.7% in 2004, due primarily to a reduction in termination benefits and cost cutting measures.

It is expected that the margin of the segment Other, excluding Swisscom Systems, will increase in 2005 due to an increase in revenue, partially offset by an increase in personnel expenses.

Corporate

The Corporate segment encompasses Swisscom’s headquarter functions, group-company shared services, the real-estate company Swisscom Immobilien AG (“SIMAG”) and its social plan programs ( PersPec and Worklink). For a description of PersPec and Worklink, see “Item 6: Directors, Senior Management and Employees — Employees — Workforce Reduction and Productivity Improvement”. SIMAG manages Swisscom’s portfolio of real estate properties, some of which it leases to other group companies and, to a limited extent, to third parties. In addition, it provides facility management services, such as energy purchasing, and security and cleaning, for third parties as well as for internal use. For more information on Swisscom’s real estate, see “Item 4: Information on the Company — Property, Plant and Equipment”.

The following table sets forth the results for the segment Corporate and the percentage changes therein for the periods presented:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
Net revenue from external customers(1)	74	72	68	(2.7)	(5.6)
Intersegment net revenue	630	631	540	0.2	(14.4)

Net revenue	704	703	608	(0.1)	(13.5)
Segment expenses	571	609	699	6.7	14.8

Segment operating (loss) income	133	94	(91)	(29.3)	n.a.

(1)	Net revenue from external customers includes rental income, facility management services and other revenues.

Net revenue remained relatively stable in 2003, but decreased by 13.5% in 2004 due to lower revenue from other group companies as a result of (i) lower management fees reflecting a decrease in the amount of shared services offered; (ii) the elimination of revenue for the operation of two central systems as the system ownership was transferred from Swisscom headquarters to other group companies in 2004; and (iii) a reduction in heating and additional services relating to real estate sold in 2001, for which SIMAG received final bills in 2003 that were higher than anticipated.

Net revenue is expected to increase in 2005 due to an increase in revenue from SIMAG as a result of a new centralized settlement system for energy costs through which SIMAG will charge energy costs to other group companies. Revenue from SIMAG will also increase due to a group wide space optimization program whose costs will be charged to the other group companies.

Segment expenses

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
Goods and services purchased	1	—	—	(100.0)	0.0
Personnel expenses	109	164	253	50.5	54.3
Other operating expenses	397	339	368	(14.6)	8.6
Depreciation and amortization(1)	65	61	54	(6.2)	(11.5)
Other operating income(2)	(101)	(26)	(29)	(74.3)	11.5

Total external segment expenses	471	538	646	14.2	20.1
Intersegment expenses	100	71	53	(29.0)	(25.4)

Total segment expenses	571	609	699	6.7	14.8

(1)	Excluding amortization of goodwill.

(2)	Includes mainly capitalized costs and gains on sale of property, plant and equipment.

Total segment expenses increased by 14.8% in 2004 compared to 2003 primarily due to an increase in personnel expenses and other operating expenses.

•	Personnel expenses increased by 54.3% due to the following:

Costs relating to workforce reduction measures are calculated per segment for the employees participating in one of the workforce reduction programs and are recorded as part of that segment’s expense. Not all of the costs relating to termination benefits recorded by the segments meet the criteria for recognition under IFRS. These costs are eliminated in the Corporate segment, i.e. are deducted from personnel expenses. However, expenses related to employees who have been transferred into Worklink are recorded in the Corporate segment. For further information, see Note 7 to the consolidated financial statements.

The amount of termination benefits eliminated from the Corporate segment decreased from CHF 106 million in 2003 to CHF 18 million in 2004, primarily as a result of an overall decrease in the amount of termination benefits recorded by other segments. This was partially offset by an increase in the expense for employees who are employed by Worklink from CHF 53 million in 2003 to CHF 81 million in 2004 reflecting an increase in the number of employees that were transferred into Worklink in 2004.

This increase in costs for social plan measures was partially offset by a decrease in termination benefits from CHF 42 million to CHF 2 million, mainly reflecting the reorganization of SIMAG in 2003 and a provision for partial early retirement of CHF 18 million that was recorded in 2003.

•	Other operating expenses increased by 8.6% mainly as a result of the release of a provision in 2003 for dismantlement and restoration costs due to the elimination of the liability resulting from the sale of stations, which reduced expenses in 2003 by CHF 22 million. For further information, see Note 26 to the consolidated financial statements.

Total segment expenses increased by 6.7% in 2003 compared to 2002 primarily due to an increase in personnel expenses and a decrease in other operating income, partially offset by a decrease in other operating expenses:

•	Personnel expenses increased by 50.5% due to the following:

An increase in termination benefits from CHF 14 million in 2002 to CHF 42 million in 2003 reflecting primarily the reorganization of SIMAG and a provision for partial early retirement of CHF 18 million.

A reduction in the amount of termination benefits eliminated from the Corporate segment, as described above, from CHF 119 million in 2002 to CHF 106 million in 2003.

An increase in the expense for employees who are employed by Worklink from CHF 32 million in 2002 to CHF 53 million in 2003 reflecting an increase in the number of employees that were transferred into Worklink in 2003.

•	Other operating expenses decreased by 14.6% due to the release of a provision for dismantlement and restoration costs in 2003, as described above, and as a result of cost reduction measures that were introduced in 2003.

•	Other operating income decreased by 74.3% mainly as a result of the reversal of a liability of CHF 70 million in 2002. This liability was established in 1997 and was no longer legally owed, as the rights to payment expired in 2002.

Total segment expenses are expected to increase in 2005 due to an increase in the expenses for Worklink, reflecting an increase in the number of employees that will be transferred to Worklink, and an increase in the costs associated with the centralized settlement system for energy costs and the group-wide space optimization program that will be carried out by SIMAG.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

Swisscom’s primary source of liquidity is cash generated from operations. The following table sets forth certain information regarding Swisscom’s cash flows:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
Net cash provided by operating activities	3,700	4,710	4,068	27.3	(13.6)
Net cash provided by (used in) investing activities	1,666	(625)	(1,354)	n.a.	116.6
Net cash used in financing activities	(7,432)	(2,557)	(3,422)	(65.6)	33.8

Net (decrease) increase in cash and cash equivalents from continuing operations	(2,066)	1,528	(708)	n.a.	n.a.

Net (decrease) increase in cash and cash equivalents from discontinued operations	(49)	(50)	4	2.0	n.a.

Cash provided by operating activities

Cash provided by operating activities decreased by 13.6% in 2004 compared to 2003 mainly as a result of lower operating income, an increase in income taxes paid and due to dividends received in 2003 from Cesky Telecom of CHF 121 million. An increase in working capital had a further decreasing effect on operating cash flows in 2004, due to an increase in mobile handset inventory, reflecting the increased demand for handsets and a less significant decrease in trade accounts receivables in 2004 compared to 2003 as a result of significant efforts that were made in 2003 to collect old outstanding debts in particular from Fixnet Wholesale international business customers.

The increase of 27.3% in net cash provided by operating activities in 2003 compared to 2002 is primarily due to the increase in operating income as well as a decrease in income taxes paid and a decrease in contributions paid to the pension fund. In addition, Swisscom received dividends from Cesky Telecom of CHF 121 million in 2003.

Cash provided by (used in) investing activities

Cash used in investing activities increased from CHF 625 million in 2003 to CHF 1,354 million in 2004 mainly due to the investment of CHF 829 million in short-term fixed period deposits. In 2004, Swisscom received cash of CHF 485 million from the sale of its stake in debitel (representing proceeds from the sale of CHF 616 million less cash and cash equivalents of CHF 131 million that remained with debitel) and acquired the minority stake in Swisscom IT Services for cash in the amount of CHF 115 million. In 2003, Swisscom sold its indirectly held investment in Cesky Telecom for net proceeds of CHF 510 million. Information on Swisscom’s capital expenditure is shown below.

Cash flows from investing activities changed from cash provided of CHF 1,666 million in 2002 to cash used of CHF 625 million in 2003 mainly due to the effect of the disposal of current financial assets in 2002 where Swisscom received proceeds of CHF 2.9 billion, which was used to finance the share buy-back. In 2003, Swisscom sold its indirectly held investment in Cesky Telecom for net proceeds of CHF 510 million.

Capital Expenditure. The following table sets forth Swisscom’s capital expenditure by category for the periods presented:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
Fixed-line network	479	497	360	3.8	(27.6)
Mobile network	295	381	434	29.2	13.9
Other intangible assets	70	98	103	40.0	5.1
Buildings	2	6	13	200.0	116.7
Other	281	183	226	(34.9)	23.5

Total capital expenditure	1,127	1,165	1,136	3.4	(2.5)

Capital expenditure in the fixed network decreased by 27.6% in 2004 compared to 2003, mainly due to a decrease in capital expenditures for ADSL ports due to lower purchase prices. In addition, a major part of the increase in the number of ADSL subscriber lines was realized with spare capacity and did not require additional capital expenditures. Furthermore, the optimization of the voice switching platform, which was finalized at the end of 2004, required less capital expenditure than in 2003.

Capital expenditure in the fixed network increased by 3.8% in 2003 compared to 2002. The major areas of investment in the fixed network relate to (i) the rollout of broadband access services, which Swisscom believes will be a growth area in the future, (ii) the optimization of the voice switching platform in order to reduce network complexity and to allow longer usage and (iii) the extension of the access network.

Capital expenditure in the mobile network increased by 13.9% in 2004 and by 29.2% in 2003 due to an increase in expenditures for new network technologies such as UMTS, EDGE and PWLAN in accordance with Mobile’s strategy for an integrated wireless broadband service offering. In 2003, a part of the increase was also due to expenditures to increase both the capacity and coverage of the GSM mobile telephony network.

Swisscom expects capital expenditure in the fixed network to increase in 2005 as a result of Swisscom’s triple play strategy, which includes the rollout of TV services. After incurring significant expenditures for the rollout of UMTS and EDGE in 2004, Swisscom expects capital expenditure in the mobile network to decrease significantly in 2005.

Cash used in financing activities

Net cash used in financing activities in 2004 reflects primarily dividend payments to Swisscom shareholders of CHF 861 million and to minority interests of CHF 360 million, the share buy-back of 7.13% of Swisscom’s outstanding shares of CHF 1,882 million (excluding part of the related withholding tax payment of CHF 119 million, which is due in 2005) and the repayment of a short-term credit facility of CHF 256 million relating to the business with loyalty cards from Billag Card Services, which was acquired in December 2003.

Net cash used in financing activities in 2003 reflects primarily the repayment of debt of CHF 787 million, the par value reduction of CHF 8 per share (totaling CHF 530 million), as well as dividend payments to Swisscom shareholders of CHF 794 million and to minority interests of CHF 390 million.

Net cash used in financing activities in 2002 reflects primarily the share buy-back of 9.99% of Swisscom’s outstanding shares of CHF 4,264 million, a par value reduction of CHF 8 per share (totaling CHF 529 million) and the repayment of debt of CHF 1,638 million, as well as dividend payments to Swisscom shareholders of CHF 728 million and to minority interests of CHF 300 million.

Cash used in discontinuing operations

Net cash used in discontinuing operations from January 1 to June 8, 2004 of CHF 4 million, resulted from cash used in investing activities of CHF 19 million and financing activities of CHF 62 million, partially offset by cash from operating activities of CHF 85 million.

Net cash used in 2003 of CHF 50 million resulted primarily from investing activities of CHF 23 million and financing activities of CHF 49 million, partially offset by cash provided from operating activities of CHF 22 million.

Net cash used in 2002 of CHF 49 million resulted primarily from investing activities of CHF 94 million and financing activities of CHF 40 million, partially offset by cash provided from operating activities of CHF 85 million.

Sources of liquidity

Swisscom expects to be able to meet its financing requirements, including the funding of its pension obligations, from cash flows from operations and bank borrowings. Financing of any larger acquisition may also include bond issuances.

Capital requirements

Capital Expenditure. Swisscom expects capital expenditure to remain relatively stable in 2005 at approximately CHF 1,200 million, as a significant increase of investment in the fixed network is expected to be offset by a significant decrease of investment in the mobile network. For more information, see “Capital Expenditure” above.

Financing activities

The key element of Swisscom’s return policy is the annual distribution of all freely available funds, or the so-called “Equity Free Cash Flow”. For more information on Swisscom’s return policy, see “Item 8: Financial information — Dividend policy”.

The following table sets forth Swisscom’s equity free cash flow:

	Year Ended			Year Ended
	December 31,			December 31,
CHF in millions (except percentages)	2002	2003	2004	2003/2002	2004/2003

				(% change)
Net cash provided by operating activities	3,700	4,710	4,068	27.3	(13.6)
Capital expenditure	(1,127)	(1,165)	(1,136)	3.4	(2.5)
Net (payments) proceeds from investments in non-current financial assets(1)	(84)	491	75	n.a.	(84.7)
Proceeds from sale of debitel	—	—	616	0.0	n.a.
Acquisition of the remaining interest in Swisscom IT Services	—	—	(115)	0.0	n.a.
Repayment (issuance) of debt	(1,000)	(750)	(256)	(25.0)	(65.9)
Dividends paid to minority interests	(300)	(390)	(360)	30.0	(7.7)
Other cash flow from investing and financing activities, net(2)	(70)	17	21	n.a.	23.5

Equity free cash flow	1,119	2,913	2,913	160.3	0.0

(1)	Comprises cash flows from (i) acquisitions and disposals of subsidiaries and affiliated companies; (ii) the purchase and sale of other non-current financial assets; and (iii) loans receivable granted and repaid.

(2)	Comprises cash flows from (i) proceeds from the sale of fixed assets; (ii) other cash flows from investing activities; and (iii) net purchase of treasury stock and call options.

On the basis of the equity free cash flow generated, Swisscom’s Board of Directors will propose a dividend of CHF 14 per share (totaling CHF 861 million) to the Annual General Meeting, which will take place on April 26, 2005. In the course of 2005, Swisscom intends, in accordance with its return policy, to return to its shareholders the remainder of the equity free cash flow of approximately CHF 2 billion in the form of a share repurchase. See “Item 8: Financial Information — Dividend Policy”.

Contractual Obligations and Commercial Commitments. The following tables show Swisscom’s total contractual obligations and commercial commitments as per December 31, 2004:

	Payments due by period
Contractual Cash Obligations		Less than			After
CHF in millions	Total	1 year	1 - 3 years	4 - 5 years	5 years

Cross-border tax lease obligations(1)	3,325	73	285	120	2,847
Finance lease obligations(2)	2,637	210	176	219	2,032
Operating leases(3)	544	113	127	100	204
Unconditional purchase obligations(4)	134	124	10	—	—

Total contractual cash obligations(5)	6,640	520	598	439	5,083

(1)	Represents total future payment commitments for the liability that is recorded on the balance sheet as described below. Under the terms of the agreements, Swisscom incurred debt the majority of which it defeased by making cash deposits. At December 31, 2004, the net present value of the lease obligations is CHF 1,262 million and the amount on deposit is CHF 952 million. The net present value of cash outflows in the future is therefore only CHF 310 million.

(2)	Represents total future payment commitments under finance leases. In 2001, Swisscom entered into two agreements for the sale of real estate and at the same time entered into agreements to lease back part of the sold property space. A number of the leaseback agreements qualify as finance leases. Total payments of CHF 2,293 million relating to these finance leases are included in the table above. Also included in the table above is payments of CHF 344 million relating to three additional cross border lease transactions. No amounts were placed on deposit for these leases.

(3)	Represents the total future minimum lease payments resulting from operating lease contracts.

(4)	Represents primarily total contractual commitments for future capital expenditures.

(5)	The total underfunding of Swisscom’s pension plan as of December 31, 2004 was CHF 2,050 million, of which CHF 1,118 million was recognized in the balance sheet. This accrued liability, which is impacted by various actuarial assumptions, is expected to differ from the future value of estimated payments. For 2005, Swisscom expects to make contributions to the pension plan in the amount of CHF 196 million. However, Swisscom plans to review the benefits and contributions under the plan and expects to amend the plan in the course of 2005. These amendments may require Swisscom to pay a higher amount than currently planned, which could have a significant negative effect on Swisscom’s cashflows from operating activities in 2005. Swisscom does not expect to have material funding requirements for the plan and the amounts for future payments are therefore not included in the table above. See Note 9 to the consolidated financial statements for more information.

Off-balance sheet arrangements/Cross border leases

Between 1996 and 2002, Swisscom entered into several cross-border sale-leaseback or lease-leaseback arrangements under the terms of which parts of its fixed and mobile networks were sold or leased on a long-term basis to US equity trusts which simultaneously leased the equipment back to Swisscom. The initial sale or lease and the leaseback transactions were settled at the inception of the agreements, and Swisscom recorded the income from each transaction at the time it was entered into. No other cash payments are currently expected to be made by Swisscom under the lease agreements.

The U.S. equity trusts funded the initial purchase or lease transaction through debt and equity financing. Swisscom used the proceeds it received from the U.S. equity trusts to defease a major part of its lease payment obligations by investing a part of the proceeds in highly rated securities and/or depositing the balance with financial institutions with minimal credit risk. A major part of these investments were irrevocably placed with trusts and serve to make lease payments due as set forth in the lease agreement.

In one of the transactions, Swisscom was required to provide a letter of credit to secure a part its obligations to the equity investors. If the Swiss Confederation were to reduce its shareholding to below a majority, Swisscom would be required to enter into additional letters of credit to secure its obligations to the equity investors in the other transactions as well.

As of December 31, 2004 the assets and liabilities resulting from these transactions totaled USD 3,713 million (CHF 4,237 million) and USD 3,980 million (CHF 4,547 million), respectively. In accordance with Interpretation SIC-27 “Evaluating the substance of transactions involving the legal form of a lease”, USD 2,878 million (CHF 3,285 million) met the offsetting criteria and both the asset and the corresponding liability were removed from the balance sheet. The remaining liability and asset of CHF 1,262 million and CHF 952 million, respectively, recorded in the balance sheet at December 31, 2004, relate primarily to one lease agreement entered into in 2000. For more information, see Note 25 to the consolidated financial statements.

In connection with these lease transactions, Swisscom agreed that certain securities would continue to meet minimum credit ratings. Shortly before the end of 2004, the credit rating of a portion of the securities in one transaction dropped below the minimum rating agreed in the contract. Swisscom is in the process of replacing the affected collateral with securities meeting the agreed minimum rating which it estimates will cost CHF 34 million. This expense was recorded in the income statement in 2004.

In the event Swisscom were to default on certain of its obligations, the equity investors would be entitled to terminate these agreements. In case of early termination, Swisscom would be required to pay the equity investors a contractually agreed amount that is a percentage of the transaction value and changes over time, and which could be significant in amount.

Inflation

Swisscom’s results in recent years have not been substantially affected by inflation and changes in prices related thereto.

IFRS compared with U.S. GAAP

Swisscom’s consolidated financial statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP. See Note 42 to the consolidated financial statements for a reconciliation of Swisscom’s net income for the years ended December 31, 2002, 2003 and 2004 and shareholders’ equity as of December 31, 2003 and 2004 under IFRS to U.S. GAAP. The following table sets forth Swisscom’s net income and shareholders’ equity under IFRS and reconciled to U.S. GAAP for the periods presented:

	Year Ended December 31,
CHF in millions	2002	2003	2004

Net income (loss):
IFRS	824	1,569	1,594
U.S. GAAP	(863)	2,096	2,113
Shareholders’ equity (at period end):
IFRS	7,299	7,669	6,681
U.S. GAAP	5,587	6,523	5,863

The key differences between IFRS and U.S. GAAP in 2002, 2003 and 2004 relate to (1) the impairment charge and amortization of goodwill of debitel, (2) the gain on the disposal of debitel, (3) the treatment of the gain on the sale and leaseback transactions and (4) the treatment of the income relating to the cross border tax lease transactions.

(1)	Effective January 1, 2002 Swisscom adopted SFAS 142 “Goodwill and Other Intangible Assets”. Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized, but were tested for impairment upon adoption and will be tested at least annually thereafter. Upon adoption of SFAS 142, Swisscom recorded an impairment charge of CHF 1,649 million under U.S. GAAP. In 2002, Swisscom recorded an additional impairment charge of CHF 985 million under U.S. GAAP, which reduced the carrying value of the goodwill of debitel to zero. The impairment charge recorded under IFRS in 2002 was CHF 702 million. Goodwill amortization that was recorded under IFRS of CHF 304 million in 2002, CHF 213 million in 2003 and CHF 106 million in 2004 was reversed under

U.S. GAAP. In 2003, Swisscom recorded an additional impairment charge of CHF 280 million under IFRS. As the goodwill balance under U.S. GAAP had a value of zero, the impairment booked under IFRS was reversed under U.S. GAAP.

(2)	In 2004, Swisscom disposed of its investment in debitel. Due to the difference in the carrying amount of Swisscom’s investment in debitel between IFRS and U.S. GAAP and the deferred proceeds receivable under the vendor loans, the sale of debitel resulted in a gain under U.S. GAAP of CHF 94 million, compared to a loss of CHF 248 million under IFRS. The amount of the gain that was deferred under U.S. GAAP reflects the value of the two vendor loans as at December 31, 2004 that have been provided by Swisscom. This amount was deferred, as Swisscom’s ability to recognize this portion of the gain is dependent on debitel’s ability to repay the vendor loan. This gain will be realized on receipt of the vendor loans.

(3)	Under IFRS, the gain on the sale of buildings in a sale and leaseback transaction qualifying as an operating lease is recognized immediately. Under U.S. GAAP, the rules defining when a gain can be realized on sale and leaseback transactions are different to those under IFRS. Swisscom entered into several such sale and leaseback transactions, a number of which do not meet the criteria for immediate gain recognition under U.S. GAAP. The gain on the sale of these buildings has been deferred and will be amortized over the lease term.

(4)	Under IFRS, the profit on the cross-border lease transactions is recorded when the transaction is closed. Under U.S. GAAP, the profit is recognized over the life of the leases, which range from 12 to 30 years.

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

Swisscom’s Articles of Association provide that the Board of Directors is to consist of seven to nine members. Directors are elected for a term of office of two years with a maximum total term of office of eight years. Under Swisscom’s Articles, the Confederation has the right to appoint two Directors as its representatives, although it has currently designated only one such Director. Currently, Felix Rosenberg is representing the Confederation on the Swisscom Board of Directors. Under the TUG, Swisscom’s employees are entitled to adequate representation on the Board of Directors, and Swisscom’s Articles provide that there must be two representatives of employees on the Board. The employees are entitled to propose to the Board of Directors the candidates, who are ultimately elected by the Annual General Meeting. Currently, Jacqueline Françoise Demierre and Michel Gobet are representing Swisscom’s employees on the Board.

As authorized by the TUG and the Swiss Code of Obligations, the Board of Directors has delegated overall executive management of Swisscom to the CEO. The CEO is entitled to delegate his powers to other members of the Group Executive Board (Gruppenleitung) comprising senior executive officers of Swisscom. The Board of Directors is also authorized to delegate certain powers to committees or to individual members of the Board, and pursuant thereto, the Board has established the following committees:

•	The Audit Committee, chaired by Mr. Küpfer, meets five to seven times per year. It assists the Board in observing its responsibility for ensuring that Swisscom’s financial systems provide accurate and up-to-date information on its financial position and that Swisscom’s published financial statements represent a true and fair reflection of this position. It also assists the Board in ensuring that appropriate accounting policies, internal financial controls, risk management controls and compliance procedures are in place. In particular, the Audit Committee monitors the implementation of the internal control over financial reporting provisions under Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee has advisory powers, to the extent permitted by Swiss law, with respect to the appointment, compensation and retention of Swisscom’s auditors. The Audit Committee is also responsible for overseeing Swisscom’s internal and external auditors and for approving any engagement to render audit or permitted non-audit services.

•	The Finance Committee, chaired by Mr. Woelki, advises the Board on investment policies, including decisions regarding acquisitions and divestments, the granting of loans and financing. The Finance Committee meets an average of three times per year.

•	The Personnel and Organization Committee, chaired by Mr. Rosenberg, is responsible for the preparation and execution of decisions relating to personnel matters, compensation policies and collective bargaining, including determining the compensation plans of senior management, the granting of loans and guarantees to senior management as well as management staffing plans. The Personnel and Organization Committee meets an average of six to eight times per year.

•	The Compensation Committee has rotating membership. It advises the Board on overall compensation policy and meets on an ad hoc basis.

•	The Nomination Committee nominates members of the Group Executive Board. It also has rotating membership and meets on an ad hoc basis.

Swisscom does not have service contracts with its directors that provide for benefits upon termination of employment, beyond their legal entitlement in accordance with applicable employment laws.

The members of the Board of Directors of Swisscom and their ages at December 31, 2004, positions and committee memberships were as follows:

			First	Current
Name	Age	Title	Appointed	Term Ends
Markus Rauh(1)(2)(3)	65	Chairman	1998	April 2005
André Richoz(3)	57	Vice-Chairman	1998	April 2005
Jacqueline Françoise Demierre(1)^	50	Director	1998	April 2005
Michel Gobet(1)^	50	Director	2003	April 2005
Torsten G. Kreindl(3)	41	Director	2003	April 2005
Peter Küpfer(2)	60	Director	1998	April 2005
Felix Rosenberg(1)*	63	Director	1998	April 2007
Richard Roy(2)	49	Director	2003	April 2005
Helmut Woelki(3)	55	Director	1998	April 2005

(1)	Member of the Personnel and Organization Committee

(2)	Member of the Audit Committee

(3)	Member of the Finance Committee

*	Representative of the Confederation

^	Employee Representative

Dr. Markus Rauh is Chairman of the Board of Directors of Swisscom. He is Chairman of the Board of Directors of Synthes AG Chur and Anova Holding AG and Vice Chairman of the Board of Directors of Leica Geosystems AG and Dietiker AG. He is also a member of the Board of Directors of several Swiss companies, including Unaxis Holding AG, The Generics Group AG, Madison Management AG and St. Galler Kantonalbank AG. In addition, since 1999, Dr. Rauh has been working as an independent management consultant. From 1988 until 1999, Dr. Rauh served as President and Chief Executive Officer of the Leica Group. From 1985 to 1988, he was President and Chief Executive Officer of Philips Kommunikationsindustrie AG. Dr. Rauh is a member of several industry associations, including Economiesuisse, and is President of the Board of Trustees of the Institute for Technology Management at the University of St. Gallen. Dr. Rauh graduated with a doctorate in physics from the Swiss Institute of Technology (ETH).

Dr. André Richoz is Vice-Chairman of the Board of Directors of Swisscom. Dr. Richoz is also a member of the Board of Directors of ING Bank (Schweiz) AG and Batigroup AG. Since the beginning of 2000, he has been Chief Executive Officer of the Rockland Group based in France. From 1998 to 1999, he was Chief Executive Officer of Sika-Group. From 1989 to 1997, he was Member of the Executive Board of Georg Fischer AG as Head of the Automation Division (Agie Charmilles Group). From 1981 to 1985, he was plant manager of Sulzer in South Africa and from 1985 to 1989, he was President of Sulzer Brothers in Japan. A member of the Swiss Academy of Engineering Sciences, Dr. Richoz obtained a doctorate in physics from the University of Zurich in 1975 and a master’s degree in business administration from INSEAD, Fontainebleau, in 1977.

Jacqueline Françoise Demierre has been a member of the Board of Directors of Swisscom, in her capacity as an employee representative, since January 1, 1998, having previously served in various sales and marketing functions in the national and international telecommunications business of PTT and Swisscom, such as multinational account manager, commercial contract manager and senior sales manager of corporate accounts. Ms. Demierre is a member of the Transfair and CASC Unions as well as of the board commission for the deactivation fund for nuclear power plants (StiF KA) and disposal fund for nuclear power plants (EntsF KKW). Ms. Demierre has a federal diploma in sales management.

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

Peter Küpfer has been an independent management consultant since 1996. He is also Chairman of the Board of Directors of Pilatus Aircraft Ltd and a member of the Board of Directors of several large Swiss companies, including Valora Holding Ltd, Bank Julius Baer AG, Karl Steiner Holding AG, Unaxis Holding AG and Holcim AG. From 1989 to 1996, he was a member of the Executive Board of CS Holding in Zurich and has held various other management positions in companies within the CS Holding Group. Mr. Küpfer is a certified accountant (Diplomierter Wirtschaftsprüfer).

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

Richard Roy has been an independent management consultant since 2002 and renders consulting services to a number of companies, including Permira Beteiligungsberatung GmbH. He is also Vice President of the Supervisory Board of Realtech AG and, as of November 2004, of Premiere AG. He has spent five years at Microsoft GmbH, Germany as Chief Executive Officer and as Vice President of the Corporate Strategy Division of Microsoft EMEA. From 1995 to 1997, Richard Roy served as Executive Vice President and Managing Director of Siemens Nixdorf Informationssysteme AG. From 1981 to 1995, he worked for Hewlett Packard (HP) in Germany, serving among other things as President of the Executive Board of various organizations within HP and as member of the Management Board. Mr. Roy holds a degree in engineering.

Helmut Woelki is currently a consultant to large international companies such as Onex Corporation, Toronto. He is also a judge in the commercial court (Handelsrichter) in Frankfurt/Main. Until 2001, Mr. Woelki was member of the Supervisory Board of Henkell Söhnlein Sektkellereien and, until November 2000, Chief Executive Officer of the Management Board of LSG Lufthansa Service Holding AG. Prior to this, he was Managing Director at SAS Service Partner. Mr. Woelki obtained a degree in business administration from Johann Wolfgang Goethe University in Frankfurt/Main.

Peter Küpfer, Dr. André Richoz and Helmut Woelki will not run for re-election to the Board of Directors at the next Annual General Meeting to be held on April 26, 2005. Fides P. Baldesberger, Dr. Anton Scherrer and Othmar Vock are proposed for election to the Board. Mr. Baldesberger is sole shareholder, CEO and Chairman of the Board of Directors of Outils Rubis SA. Mr. Scherrer holds a position as Chairman of the Executive Board of the Migros-Genossenschafts-Bund, from which he is expected to retire at the end of June 2005. Prior to his retirement at the end of 2004, Mr. Vock worked as Chief Financial Officer of Givaudan SA.

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

In addition to the benefits in their employment contracts, members of the Group Executive Board are entitled to a termination payment equal to their annual salary (including bonus) should a new majority shareholder and/or new chairman of the Board of Directors of Swisscom terminate this employment relationship within 12 months of any takeover. However, those members who were elected to the Group Executive Board as CEO of a strategic group company are entitled to such a termination payment only if a new majority shareholder and/or a new chairman of the respective group company terminate the employment relationship within 12 months following any takeover.

The members of Swisscom’s Group Executive Board are appointed for an unlimited term. The following table shows their ages and positions at December 31, 2004:

Name	Age	Position	Appointed
Jens Alder	47	Chief Executive Officer	December 1999
Adrian Bult	45	CEO of Swisscom Fixnet AG	October 2001
Ueli Dietiker	51	Chief Financial Officer, Deputy Chief Executive Officer and Head of Group Human Resources ad interim until June 2004	April 2002
René Fischer	39	CEO of Swisscom Systems AG and CEO of Swisscom Enterprise Solutions AG since July 2004(1)	August 2002
Stefan Nünlist	43	Head of Group Communications	July 2001
Günter Pfeiffer	46	Head of Group Human Resources	June 2004
Jürg Rötheli	41	Head of Group Operations & Related Businesses	July 2001
Carsten Schloter	41	CEO of Swisscom Mobile AG	March 2001
Michael Shipton	48	Chief Strategy Officer	July 2001
Urs Stahlberger	58	CEO of Swisscom IT Services AG	January 2002

(1)	Effective January 1, 2005, Swisscom Systems and Enterprise Solutions were merged to form Swisscom Solutions.

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

Adrian R. Bult was appointed CEO of Swisscom Fixnet AG on October 1, 2001 after serving as Head of the Consumer Communications’ division (now Fixnet). From September 1997 to December 2000, he was Head of Corporate Information & Technology (CIT). From 1984 until immediately prior to joining Swisscom, Mr. Bult was associated with IBM Switzerland, where he was Regional Manager in charge of Swiss, German, Austrian and Central and Eastern European banks (1995 — 1997) and Business and Unit Manager in charge of Swiss banks (1993 — 1994). Mr. Bult is a member of the board of the Swiss Marketing Society (Schweizerische Gesellschaft für Marketing) and holds a master’s degree in business administration from the University of St. Gallen (1983).

Ueli Dietiker was appointed Chief Financial Officer on April 1, 2002 after having served as Head of Strategic Growth and Related Business since joining Swisscom in September 2001. From July 2003 until June 2004, he served as Head of Group Human Resources on an interim basis. From January 1999 to June 2001, he was Chief Executive Officer and, from January 1995 to December 1998, Chief Financial Officer of Cablecom Holding AG. Mr. Dietiker is a certified accountant (Diplomierter Wirtschaftsprüfer).

René Fischer was appointed CEO of Swisscom Systems AG in August 2002 after having served as CFO of Swisscom Fixnet AG. Since July 2004, Mr Fischer has also been CEO of Swisscom Enterprise Solutions AG which, effective January 1, 2005, was merged with Swisscom Systems AG to form Swisscom Solutions AG. From June 1994 until immediately prior to joining Swisscom in December 1998, he served as Chief Financial Officer at SIG Pack Systems AG. From 1989 to 1994, he held various positions at Telekurs AG (1992 — 1994) and at Bank Leu AG (1989 — 1992). Mr. Fischer holds a degree in business administration from the University of Zurich (1994).

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

Günter Pfeiffer was appointed Head of Group Human Resources in June 2004 after having served as Head of Participation Management of Swisscom AG since 2000. Prior to this, he held various management positions at VEBA-Telecom (Vice President Marketing, 1997 — 1999), T-Mobile (Senior Director International, 1995-1996) and Detecon (Director Holding Projects, 1988 — 1995). Mr. Pfeiffer holds a Ph.D. in economics from the University of Cologne.

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

Effective July 1, 2004, Hans-Peter Quadri, former CEO of Enterprise Solutions, left Swisscom’s Group Executive Board, but continued working for Swisscom until October 31, 2004. As a result of the sale of debitel, Peter Wagner left Swisscom’s Group Executive Board effective April 30, 2004.

Compensation

The aggregate compensation paid by Swisscom to its Board of Directors as a group in respect of 2004 amounted to CHF 1.9 million. Swisscom’s Board of Directors approves its own compensation. The aggregate compensation paid by Swisscom to its Group Executive Board members as a group in respect of 2004 amounted to CHF 8.2 million. Such amount included CHF 3.8 million in bonus compensation and CHF 0.6 million relating to contractual commitments for members either leaving or entering the Group Executive Board. Total compensation includes fees, salary, bonuses, special pension fund contribution and additional benefits. 25% of the Group Executive Board’s bonuses and 25% of the Board of Directors’ fixed compensation was paid pursuant to Swisscom’s management incentive plan. Total compensation paid by Swisscom to the CEO and to the Chairman of the Board of Directors in respect of 2004 was CHF 1.4 million and CHF 0.5 million, respectively. The total amount accrued in pension or similar benefits for members of Swisscom’s Group Executive Board in 2004 was CHF 1.6 million. See Note 38 to the consolidated financial statements.

Employees

Overview

With 15,477 employees (full-time equivalent) as of December 31, 2004, Swisscom is one of the largest employers in Switzerland. The following table sets forth the number of Swisscom’s full-time employees in each segment for the periods indicated.

	As of December 31,
	2002	2003	2004

Fixnet	8,128	7,775	7,500
Mobile	2,358	2,418	2,491
Enterprise Solutions	1,292	999	893
Other(1)	4,374	3,921	3,684
Corporate(2)	1,019	966	909

Total(3)	17,171	16,079	15,477

(1)	Includes 137 and 135 employees in 2003 and 2004, respectively, from the T-Systems Card Services (now Billag Card Services) acquisition by Billag.

(2)	Does not include the participants in the Worklink and PersPec programs.

(3)	Excludes apprentices.

In recent years, Swisscom has undertaken steps to streamline its organization and improve its work processes, achieving labor efficiencies which have enabled it to substantially reduce the net number of its employees. See “— Workforce Reduction and Productivity Improvement”.

Status of Employees

Until January 1, 2001, the substantial majority of Swisscom’s employees, other than middle and upper level management, had civil servant status (Beamtenstatus) under Swiss law or were hired under public law contracts. Since then, in accordance with the TUG, all Swisscom employment contracts have been governed by private law. In addition, all Swisscom employees, other than middle and upper level management, temporary employees and trainees, are covered by the collective bargaining agreement (Gesamtarbeitsvertrag) (GAV). The original GAV, concluded with the trade unions in July 2000, was effective until the end of 2003 and has been extended with minimal amendments until the end of 2005. In the course of 2005, Swisscom will engage in further negotiations with the trade unions with the aim of agreeing on a new GAV effective as of January 2006.

Swisscom believes that the GAV offers its employees flexibility and progressive working conditions. Under the terms of the GAV, an incentive based salary system is used, taking into account personal performance, team performance and the overall performance of Swisscom. The average work week is 40 hours, with employees entitled to five weeks’ holiday. In addition, flexible working time models, such as “annual working time”

(Jahresarbeitszeit), prolonged flexible working hours (Variable Arbeitszeit) and telecommuting are provided under the GAV.

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

Workforce Reduction and Productivity Improvement

In 2004, Swisscom eliminated, in line with previous announcements, a total of 602 positions resulting in a reduction from 16,079 to 15,477 full-time employees. In November 2004, Swisscom announced that it intends to cut an additional 390 jobs over the course of 2005. These reductions are designed to improve Swisscom’s competitiveness and are being undertaken in connection with measures to further improve productivity and reduce costs.

Swisscom has achieved its workforce reduction goals to date without unilateral termination of regular employees, using a social plan which features a variety of measures. The main features of the social plan are an outplacement program (PersPec), and an employment program (Worklink). Only employees in Switzerland covered by the GAV are entitled to benefit from Swisscom’s social plan.

The outplacement program PersPec provides employees affected by workforce reduction measures training and assistance in finding employment outside of Swisscom. At the end of 2004, the outplacement program counted 411 participants (in full-time positions). In connection with this program and the early retirement schemes, Swisscom incurred termination charges of CHF 88 million in 2003 and CHF 48 million in 2004. See Note 7 to the consolidated financial statements.

The employment program Worklink aims at finding temporary positions for long-serving Swisscom employees above a certain age who could not find new employment through PersPec. Worklink is a joint venture initiated by Swisscom in 2001, together with the personnel service company Manpower AG and the trade unions. At the end of 2004, Worklink counted 475 participants (in full-time positions). Under IFRS, the costs of Worklink do not qualify for the creation of provisions, as the employment relationship with the employees concerned has not been terminated. Salaries and wages for Worklink participants amounted to CHF 53 million in 2003 and CHF 81 million in 2004.

At December 31, 2004, the obligation relating to Worklink participants and other social plan measures for which provisions cannot be created under IFRS amounted to CHF 196 million.

Employee Representation and Labor Relations

In conformity with the TUG, which requires that Swisscom’s employees be afforded adequate board representation, Swisscom’s Articles provide for two employee representatives on Swisscom’s Board of Directors.

Swisscom maintains an open, constructive, fair and sustainable relationship with its employees. Under the GAV, Swisscom employees have been represented by employees’ commissions (Betriebskommissionen) since January 2002. These commissions fulfill an important role in the direct representation of employees. Swisscom continues to discuss and negotiate issues of central importance, such as salary increases or amendments to the GAV, with the trade unions. Swisscom places great value on successful and progressive industrial relations and particularly on good relationships with its employees and their representatives.

Pensions

Swisscom’s pension plan, known as “comPlan”, covers the risks of old age, death and disability in accordance with Swiss pension legislation. For Swisscom’s consolidated financial statements, calculated based on guidelines established by the International Finance Reporting Standards, the cost and obligations resulting from sponsoring this defined benefit plan are determined on an actuarial basis using the projected unit credit method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. The pension cost in each period is calculated on the basis of a yearly actuarial valuation. The latest actuarial valuation was performed using base data as of December 31, 2004. Due to the unfavorable development of the capital markets, Swisscom has an unrecognized actuarial loss and unrecognized prior service cost of total CHF 932 million, which both are subject to future recognition as described in Note 2.15 to the consolidated financial statements. The unfavorable development of the capital markets also led to an underfunding of Swisscom’s pension plan in 2002 and 2003. In July 2003, the Board of Trustees of comPlan decided to implement several measures in order to reduce the underfunding, including a reduction in the rate of return on the funds invested by the plan members as well as an increase in employee and employer contributions of 1.2% and 1.8%, respectively, of the insured salaries. For more information on Swisscom’s pension plan, see Note 9 to the consolidated financial statements.

For 2005, Swisscom expects to make contributions to the comPlan in the amount of CHF 196 million. However, Swisscom plans to review the benefits and contributions under the comPlan and expects to amend the plan in the course of 2005. These amendments may require Swisscom to pay a higher amount than currently planned, which could have a significant negative effect on Swisscom’s cashflows from operating activities in 2005.

Share Ownership

As of March 31, 2005, the members of Swisscom’s Board of Directors and Executive Board owned a total of approximately 11,000 Swisscom shares and options exercisable for approximately 27,000 Swisscom shares. The members of the Board of Directors and Executive Board beneficially hold individually and in the aggregate less than 1% of Swisscom’s shares.

Management Incentive Plans

In order to link the interests of Swisscom management with those of shareholders generally, Swisscom regularly offers shares to management pursuant to management incentive plans.

Until 2003, Swisscom typically offered members of middle and upper management, including members of the Board of Directors and Group Executive Board, the opportunity to invest in a package of Swisscom shares and options. Each option had a strike price based on the price of the shares at the time of grant. The outstanding options may be sold or exercised at any time during the applicable exercise period.

The following table provides summary information relating to options granted under these management incentive plans to the members of Swisscom’s Board of Directors in office at December 31, 2004:

	2000	2001	2002(3)	2003

Exercise Period	10/11/2003 - 10/10/2005	10/10/2004 - 10/09/2006	—	05/01/2006 - 4/25/2008
Exchange ratio(1)	1:1	1:1	—	100:1
Number of options granted	2,830	2,390	—	492,000
Number of options held as of December 31, 2004	1,010	1,800	—	492,000
Exercise price (CHF)	472.50	503.60	—	417.90
Market value as of March 31, 2005 (CHF)(2)	2.54	4.56	—	0.51

(1)	Exchange ratio: Number of options required to purchase one share.

(2)	For information purposes only. Calculated based on the closing price of the shares or, in the case of listed options, of the options on the SWX Swiss Exchange on March 31, 2005. The closing price of the shares on March 31, 2005 was

CHF 438.50 per share. For those options for which there was no closing price on March 31, 2005, calculated based on the average of bid and ask price on that day.

(3)	The Board of Directors did not receive any shares and options in 2002 in order to align the Board of Directors’ plan with the plan of the Group Executive Board.

The following table provides summary information relating to options granted under these management incentive plans to the members of Swisscom’s Group Executive Board in office at December 31, 2004:

	2001	2002	2003

Exercise Period	05/31/2004 - 05/30/2006	04/10/2005 - 04/09/2007	05/01/2006 - 04/25/2008
Exchange ratio(1)	1:1	1:1	100:1
Number of options granted	4,070	5,290	849,000
Number of options held as of December 31, 2004	4,070	5,290	849,000
Exercise price (CHF)	475.80	569.10	417.90
Market value as of March 31, 2005 (CHF)(2)	7.49	1.14	0.51

(1)	Exchange ratio: Number of options required to purchase one share.

(2)	For information purposes only. Calculated based on the closing price of the shares or, in the case of listed options, of the options on the SWX Swiss Exchange on March 31, 2005. The closing price of the shares on March 31, 2005 was CHF 438.50 per share. For those options for which there was no closing price on March 31, 2005, calculated based on the average of bid and ask price on that day.

As of 2004, the management incentive plans are structured as share purchase plans, pursuant to which members of middle and upper management, including members of the Board of Directors and Group Executive Board invest in Swisscom shares with a restriction period of three years. Swisscom may make a contribution on behalf of each participant, except for members of the Group Executive Board, based on the amount of his or her personal investment in the plan for the purpose of acquiring additional shares. Under this plan, Swisscom allocated a total of 1,383 shares to the members its Board of Directors and a total of 2,629 shares to the members of its Group Executive Board in 2004. For a more detailed description of each of these plans, including information on the plans for Swisscom’s middle and upper management, see Note 8 to the financial statements.

Other Arrangements to Involve Employees in Swisscom’s Capital

In recognition of their contribution to the company and as an incentive, Swisscom regularly distributes shares to its employees or offers employees the opportunity to purchases shares at a discount to the market price. In 2004, Swisscom invited its employees (other than management) to purchase a maximum of ten shares per employee at an offering price of CHF 290 per share. Approximately 8,000 employees purchased approximately 75,000 shares, which resulted in an expense of CHF 10 million, reflecting the difference between the market value of the shares and the consideration received from the employees.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of March 31, 2005, Swisscom is aware of the following shareholders that are the beneficial owners of 5% or more of its shares:

		Percentage of
	Number of shares held	outstanding shares

Swiss Confederation	40,616,175	61.4%

On February 11, 2005, Capital Group International, Inc. reported on a Schedule 13G filed with the U.S. Securities and Exchange Commission (SEC) a beneficial share ownership of 4,820,350 shares, representing a 7.3% stake in Swisscom. On March 2, 2005, Capital Group Companies, Inc., which is the parent company of Capital Group International, Inc., and which acts on behalf of funds managed by Capital Research and Management Company, and clients managed by the Capital Guardian Trust Company, Capital International Limited, Capital International Inc. and Capital International S.A., informed Swisscom and the SWX Swiss Exchange that it held 3,297,865 shares, representing a 4.98% stake in Swisscom. Upon effectiveness of the planned share capital reduction to be voted on at the Annual General Meeting on April 26, 2005, Swisscom expects this stake to again exceed the 5% threshold based on the current shareholding.

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

The Telecommunications Enterprise Act of 1997

The Telecommunications Enterprise Act of 1997 (Telekommunikationsunternehmungsgesetz) (the “TUG”), which took effect as of January 1, 1998, established Swisscom as a special statutory stock corporation, with the purpose of providing domestic and international telecommunications and broadcasting services and related products and services. The TUG provides that Swisscom is subject to the general Swiss corporation law, except as otherwise set forth in the TUG. As of January 1, 1998, Swisscom also became subject to income and other taxes as a private corporation.

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

In December 2003, the Swiss government issued bonds exchangeable into Swisscom shares in the aggregate amount of CHF 1.5 billion and with a maturity of four years. In July 2004, the Swiss government issued bonds exchangeable into Swisscom shares in the aggregate amount of CHF 1.2 billion, which expired in February 2005. The exercise of a part of these bonds by the bondholders resulted in a decline of the Confederation’s stake from 62.7% to 61.4%. As a result of the share buy-back completed in December 2004, the Annual General Meeting to be held on April 26, 2005 will vote on a share capital reduction which will, if approved and effective, result in the Swiss government’s stake in Swisscom to increase again to 66.1%. In November 2004, the Swiss government issued bonds exchangeable into Swisscom shares in the aggregate amount of CHF 1.2 billion and with a maturity of one and a half years. Full exercise of the bonds outstanding would cause the Confederation’s stake in Swisscom to decline to 57.2% (assuming effectiveness of the share capital reduction described above; not taking into account a participation of the Swiss government in further share buy-backs and subsequent capital reductions). This reduction would be in line with the announced intention of the Swiss Confederation to reduce its stake in Swisscom to the legal minimum.

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

On September 1, 1999, amendments to the Federal Finance Control Act (Bundesgesetz über die Finanzkontrolle) entered into force which expand the authority of the Federal Finance Control Administration (Eidgenössische Finanzkontrolle) (“FFCA”). The FFCA has financial audit and review authority in Switzerland with respect to governmental and parliamentary departments, agencies and officials and certain other entities. Under the Amendments, the FFCA gained financial audit and review authority over corporations in which the Confederation holds more than 50% of the share capital, such as Swisscom. The FFCA is required to conduct its reviews over such corporations in consultation with their Boards of Directors, and may also involve the corporations’ external and internal auditors. The FFCA is required to provide its reports, if any, on such corporations at the shareholders’ meeting as well as to the Federal Council and the Parliament’s finance committee. At the request of a joint committee (Finanzdelegation) of both chambers of the Swiss Parliament in July 2004, the FFCA submitted a number of questions to the Swisscom Board of Directors regarding the acquisition, management and sale of Swisscom’s participation in debitel AG (debitel) in June 2004. The inquiry was due to the difference of about CHF 3.3 billion between the 1999 acquisition price and the sale price. See Item 4. Divestments/Discontinued Operations. After evaluating a report prepared by Ernst & Young, the FFCA concluded that Swisscom had at all times acted within the law and with due care. Accordingly, the FFCA refrained from instituting formal proceedings.

Strategic Goals

The TUG requires the Federal Council to set forth goals every four years which the Confederation, in its capacity as principal shareholder, would like Swisscom to achieve. On February 27, 2002, the Federal Council announced its strategic goals (the “Strategic Goals”) for Swisscom for the 2002-2005 period. Swisscom believes that its business strategy is consistent with the Strategic Goals. The Strategic Goals for the 2006 - 2009 period are not expected to be published until the end of 2005.

In the Strategic Goals, the Federal Council stated that in overseeing the Confederation’s shareholding, it has regard for Swisscom’s autonomy as an enterprise and as a shareholder acknowledges the freedom of decision of Swisscom’s Board of Directors as to business strategies and policies. Through publication of the Strategic Goals, the Federal Council has committed itself to pursue long-term, consistent objectives, thereby enhancing transparency for third-party investors. The Federal Council recognized that adjustments to the goals may be necessary to take into account the constantly changing environment in which Swisscom operates. The Federal Council set forth goals for Swisscom as to strategic direction, financial objectives, personnel policies and alliances and participations.

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

The Swisscom Board of Directors has to report annually to the Federal Council as to Swisscom’s progress in achieving the Strategic Goals. As in previous years, in March 2005, Swisscom filed a report stating that it is in compliance with the strategic goals set forth for the 2002-2005 period.

The Confederation as Regulator

Swisscom’s telecommunications activities are regulated primarily by the Telecommunications Act and the ordinances promulgated thereunder. Under the Telecommunications Act, OfCom is the agency of the Government with day-to-day responsibility for overseeing the telecommunications sector. OfCom reports to the Department of Environment, Transport, Energy and Communication (Eidgenössisches Departement für Umwelt, Verkehr, Energie und Kommunikation) (“UVEK”), whose head is a member of the Federal Council. In order to ensure that the Confederation’s role as regulator is separate and distinct from its role as shareholder, the Telecommunications Act created ComCom, a new and independent regulatory agency. In the area of telecommunications, ComCom is vested with decision-making authority, particularly as regards matters which are related to the promotion of open and fair competition. Thus, ComCom acts as the exclusive licensing authority under the Telecommunications Act, and has responsibility for interconnection, as well as for approving frequency allocation and numbering plans. OfCom must take directions from ComCom, which cannot be overruled by UVEK or the Federal Council, with respect to all matters falling within the sphere of ComCom’s competence. In addition to ComCom and OfCom with its sector-specific competence, the Competition Commission ensures that competition in the telecommunication services area is not restrained. See “Item 4: Information on the Company — Regulation”.

The Confederation as Customer

In the aggregate, the departments and agencies of the Swiss Government comprise Swisscom’s largest customer. In providing services to the Government, Swisscom deals with it in the same manner as with other large customers. The terms of its arrangements with the Confederation are no more favorable to Swisscom than arrangements Swisscom could obtain in arm’s length transactions between third parties. Net revenue to Swisscom in respect of services provided to all departments and agencies of the Swiss Government, including federal universities, in the aggregate were approximately CHF 334 million in 2004. The Confederation and certain other regional and municipal governmental authorities seek competitive offers for the provision of telecommunication services from both Swisscom and its competitors.

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

Since the opening of the Swiss market to competition, Swisscom has also faced a number of legal proceedings relating to the implementation of certain provisions of the Telecommunications Act and the ordinances promulgated thereunder. Swisscom expects that it will continue to be involved in such proceedings, particularly in the area of interconnection. For background information on the regulatory issues raised in such proceedings, see “Item 4: Information on the Company — Regulation”.

Proceedings Relating to Fixed-Fixed Interconnection

In April 2000, diAx (now TDC Switzerland or Sunrise) and MCI WorldCom (now WorldCom) filed two separate petitions with ComCom. diAx petitioned ComCom to examine whether Swisscom’s interconnection prices comply with the requirement that they be calculated on the basis of long-run incremental costs and to require Swisscom to reduce them accordingly if they do not. WorldCom petitioned ComCom to require Swisscom to reduce its prices for terminating, access and transit interconnection services as well as for network joining, testing and implementation services. WorldCom has also requested that ComCom order Swisscom to modify its standard interconnection offer in other respects and that it order injunctive relief taking effect as from January 1, 2000. On August 16, 2000, ComCom issued a temporary injunction, ordering Swisscom to grant WorldCom the same interconnection rates offered in its then-current standard offer, with retroactive effect to April 21, 2000, as well as all future reductions Swisscom might grant during the proceeding. In April 2001, the Competition Commission issued an expert opinion relevant for both proceedings, finding that Swisscom is not dominant in the market for transit and enquiry services, but that it does have a dominant position in the market for implementation services. In February 2003, the parties in both proceedings submitted their disputes to arbitration, but were unable to reach a settlement.

In November 2003, ComCom issued decisions in both proceedings, requiring Swisscom to lower interconnection prices with retroactive effect for the years 2000 to 2003 by 25-35%. Swisscom lodged an appeal against this decision with the Federal Court. TDC and WorldCom also filed an appeal demanding further reductions than decided by ComCom. In October 2004, the Federal Court issued a decision overturning the ComCom decisions on procedural grounds and remanding the petitions for re-hearing before ComCom, which will consider the pricing issue anew. Swisscom expects ComCom to issue a decision in May 2005 which could again be appealed by Swisscom and/or its competitors. Swisscom therefore does not expect a final decision prior to mid-2006.

Tele2 and Colt have also filed petitions seeking retroactive price reductions. These petitions have been suspended pending the final decisions on the Sunrise and WorldCom petitions, which will also be determinative of Tele2 and Colt’s petitions.

Sunrise, WorldCom, Tele2 and Colt have also submitted complaints regarding the 2004 interconnection prices for voice services. These proceedings have also been suspended, pending a final decision regarding the prices for 2000 to 2003.

Proceedings Relating to Unbundling of the Local Loop

In connection with the adoption of the amendments to the Telecommunications Ordinance, on July 29, 2003, TDC Switzerland (Sunrise) filed a petition with ComCom requiring Swisscom to offer unbundled access to its local loop and interconnection to leased lines on a cost-oriented basis and on pre-determined technical and administrative conditions. A petition for a temporary injunction ordering Swisscom to offer bitstream access and interconnection to leased lines on a cost-oriented basis was denied by ComCom. On September 24, 2003, Swisscom submitted a written statement to ComCom requesting dismissal of all claims. Swisscom believes that the amendments to the Telecommunications Ordinance, which require Swisscom to offer unbundled access to the local loop, as well as interconnection to leased lines, on a cost-oriented basis, were not adopted on proper legal grounds and are therefore not effective. Swisscom has not yet implemented these provisions, pending the adoption of corresponding amendments to the Telecommunications Act or the outcome of the legal proceedings initiated by Sunrise. On February 19, 2004, ComCom issued a decision requiring Swisscom to offer full unbundled access to its local loop. On March 22, 2004, Swisscom filed an appeal against this decision. On November 30, 2004, the Federal Court decided in favor of Swisscom and decided that the amendments to the Telecommunications Ordinance required a change to the Telecommunications Act in order to be valid. In a letter dated January 6, 2005, OfCom informed the interested parties that based on the Federal Court’s decision, it had concluded that Sunrise’s request for bitstream access and interconnection to leased lines does not have sufficient legal basis in the current Telecommunications Act and it is expected to request that ComCom reject Sunrise’s petition.

Other Regulatory Proceedings

Under a recent amendment to the Swiss Antitrust Law, the Competition Commission was granted the power to impose direct sanctions, including monetary fines, simultaneously with the determination that a company has violated the Antitrust Law. Previously, the Competition Commission could only impose sanctions if a company violated an order of the Competition Commission subsequent to a finding of a violation of the Antitrust Law. Until March 31, 2005, a transitional regime was in place that permitted companies to avoid the imposition of direct sanctions by notifying the Competition Commission of activities restricting the market or activities by a provider abusing its market-dominant position and that existed on April 1, 2004. Swisscom notified the Competition Commission of all pending violation cases. However, the Competition Commission took the position that the transitional regime would not apply to pending cases. Swisscom appealed this decision to the Appeals Commission for Competition Matters, which decided on March 18, 2005 that the transitional regime would apply also to pending cases, including the pending cases described below.

Mobile Termination Prices. On October 15, 2002, the Competition Commission initiated proceedings against Swisscom, Orange and TDC Switzerland (Sunrise) in connection with mobile termination prices. Swisscom is of the view that it is not dominant in the market for mobile termination and that its tariffs for mobile termination are not abusive. Swisscom is also of the view that the Competition Commission does not have jurisdiction over the issue of mobile termination pricing in this case, since ComCom considered this issue in connection with an earlier proceeding under the Telecommunications Act, which is the law that is intended to specifically regulate interconnection pricing. Accordingly, Swisscom Mobile petitioned the Competition Commission on December 4, 2002 to dismiss the relevant proceeding on the grounds that it lacks jurisdiction over the subject matter of the dispute. On February 17, 2003, the Competition Commission decided that it does have jurisdiction and rejected Swisscom’s petition. Swisscom has appealed this ruling to the Appeals Commission for Competition Matters. On April 7, 2003, the Appeals Commission issued a preliminary order to suspend the Competition Commission’s proceedings pending the Appeals Commission’s decision on the question of jurisdiction. On February 6, 2004, the Appeals Commission decided that the Competition Commission has jurisdiction and, since Swisscom did not appeal this decision, the Competition Commission is expected to continue its investigation.

ADSL Wholesale Prices. Following the tariff reduction for ADSL services provided to retail customers through Bluewin in March 2002, TDC Switzerland (Sunrise) and Profitel filed a petition with the Competition Commission on March 22, 2002, alleging that Swisscom is illegally subsidizing Bluewin and abusing its market dominant position. Under current law, if Swisscom is deemed market dominant in the market for broadband services by the Competition Commission, Swisscom would have to offer its wholesale service, i.e., broadband connectivity service, on a non-discriminatory basis and at fair prices. The Competition Commission reprimanded Swisscom in a similar proceeding in 1997 when the market was not yet liberalized. As market conditions have changed drastically since then and competition for broadband services has been growing in both the wholesale and retail market, Swisscom believes that it is not market dominant in the wholesale or retail market for broadband services, nor is its behavior anti-competitive. On May 6, 2002, the Competition Commission issued a provisional order requesting that Swisscom offer its competitors the same discounts it gives to Bluewin and launched an investigation. On December 15, 2003, the Competition Commission issued a decision, in which it determined that Swisscom had abused its market-dominant position and enjoined Swisscom from giving any discounts exclusively to Bluewin. On February 2, 2003, Swisscom lodged an appeal against this decision, which is still pending. On February 27, 2004, Swisscom requested that the Competition Commission reconsider the provisional order it had issued in May 2002 in order to reach an agreement on fair terms regarding discounts for broadband services. On March 15, 2004, the Competition Commission decided not to reconsider this provisional order and, on March 29, 2004, Swisscom appealed this decision to the Appeals Commission for Competition Matters. On December 23, 2004, the Appeals Commission for Competition Matters rejected Swisscom’s appeal and confirmed the application of the provisional order. On January 13, 2005, Swisscom filed a petition to reconsider the provisional order on the grounds that market conditions have changed.

Access Reselling. On June 24, 2003, TDC Switzerland (Sunrise) filed a petition with the Competition Commission, accusing Swisscom of abusive behavior in connection with Swisscom’s product “Talk&Surf”, under which it offered its customers a service package including PSTN/ISDN telephone connection, broadband Internet access and other services. Swisscom’s competitors currently are not able to offer their customers similar packages due to the fact that Swisscom does not offer access reselling. The Competition Commission opened a formal investigation against Swisscom on February 12, 2004 to examine whether Swisscom abuses its dominant position in the access market by not offering wholesale access reselling to its competitors. On August 2, 2004, Swisscom filed a petition to dismiss the relevant proceeding on the grounds that the Competition Commission lacks jurisdiction over the subject matter of the dispute.

Business Customer Tariffs. On February 16, 2004, the Competition Commission opened an investigation to determine whether Swisscom has engaged in any abusive, anti-competitive behavior by offering its business customers lower rates than it charged its competitors on a wholesale basis.

Directories Services Pricing and Conditions. On November 3, 2003, the Competition Commission launched an investigation against Swisscom Directories to determine whether it was abusing its market-dominant position by offering its directories database to third parties at prices and on conditions that prevented the third parties from using the data effectively. On November 22, 2004, the Competition Commission determined that Swisscom Directories has a market-dominant position, but decided not to pursue the matter. Swisscom wishes to have the Competition Commission reverse its determination, and on January 27, 2005 appealed the finding that it has a market-dominant position to the Appeals Commission for Competition Matters.

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

According to Swisscom’s return policy, which was introduced in March 2003, all freely available funds of a financial year, the so-called “Equity Free Cash Flow” is distributed to its shareholders in the following year. Equity Free Cash Flow consists of net cash from operating activities less capital expenditure (on fixed and intangible assets and acquisitions), less debt repayments and issuances, and less dividend payments to minority shareholders. Swisscom expects that distributions will take the form of a dividend, supplemented by a possible share buy-back. A share buy-back need not take place concurrently with the dividend distribution. However, there can be no assurance that any dividend will actually be paid or that available funds will otherwise by returned to shareholders, whether by share buy-back or other means in any given year.

At the Annual General Meeting on April 27, 2004, Swisscom’s shareholders approved the Board of Directors’ proposal of a dividend of CHF 13 per share in respect of fiscal year 2003. The Board of Directors has proposed a dividend of CHF 14 per share in respect of fiscal year 2004, which is subject to approval by the Annual General Meeting to be held on April 26, 2005. For information on dividends paid to holders of shares and ADSs in the last five years, see “Item 3: Key Information - Selected Financial Data — Dividend Information”. In line with its return policy, in December 2004, Swisscom completed a share repurchase program in which it repurchased 4,720,500 shares at an average price of CHF 423.68 per share in an aggregate amount of CHF 2 billion representing 7.13% of its share capital. The Annual General Meeting to be held on April 26, 2005 will vote on a resolution to reduce Swisscom’s share capital accordingly. In March 2005, Swisscom announced that it intends to launch a share buyback in the amount of CHF 2 million in the course of 2005.

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

ITEM 9: THE OFFER AND LISTING

Markets

Prior to Swisscom’s initial public offering in October 1998, there was no trading in Swisscom’s shares or the ADSs. Since October 5, 1998, the shares have been listed on the SWX Swiss Exchange (SWX) and the ADSs have been listed on the New York Stock Exchange (NYSE). The shares are included in the Swiss Market Index (SMI). The SWX was the principal trading market for the shares until July 2001 when trading in members of the SMI was transferred to virt-x.

Trading on the virt-x

Since July 2001, all trading in companies which are included in the SMI has been taking place on virt-x, although these stocks remain listed on the SWX. virt-x is the first platform on which all European blue chips can be traded electronically and which offers integrated clearing and settlement. virt-x is a joint venture between the SWX and the TP Group LDC. As an exchange domiciled in London, virt-x has the status of a “Recognized Investment Exchange” for the purposes of the U.K. Financial Services and Markets Act 2000 and operates under the supervision of the U.K. Financial Services Authority (FSA). As of July 2005, SWX intends to establish a new regime for shares traded on virt-x, which shall take into account the recent EU regulation over financial markets (including the EU Transparency Directive, the EU Prospectus Directive and the EU Market Abuse Directive). SWX plans to offer two segments on virt-x with different regulatory status (“EU Regulated Market” and “UK Exchange Regulated Market”), both operating under the supervision of the FSA.

Trading on the New York Stock Exchange

As of December 31, 2004, 10,346,610 ADRs were outstanding, evidencing ADSs representing 1,034,661 shares or approximately 1.56% of the Company’s outstanding share capital, and there were 32 registered holders of such ADRs.

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

	CHF per
	Ordinary Share		USD per ADS
Year Ended December 31,	High	Low	High	Low
2000	754.00	361.00	44.000	20.313
2001	492.50	358.50	30.750	20.550
2002	519.00	360.00	31.310	24.380
2003	438.50	367.00	32.950	26.650
2004	454.75	382.50	39.900	30.000

Year Ended December 31,	High	Low	High	Low
2002
First Quarter	519.00	457.50	30.400	27.750
Second Quarter	508.00	416.00	30.750	26.920
Third Quarter	457.00	360.00	30.950	24.380
Fourth Quarter	457.50	400.00	31.310	27.300
2003
First Quarter	435.00	385.50	31.850	28.050
Second Quarter	438.50	381.50	32.230	28.230
Third Quarter	402.50	367.00	29.540	26.650
Fourth Quarter	411.00	378.50	32.950	27.850
2004
First Quarter	430.00	403.00	34.680	31.910
Second Quarter	425.00	382.50	33.220	30.000
Third Quarter	434.00	402.00	34.820	32.380
Fourth Quarter	454.75	428.00	39.900	34.260
2005
First Quarter	470.00	438.50	39.840	36.720

Month ended	High	Low	High	Low
October 31, 2004	439.50	428.00	36.48	34.26
November 30, 2004	448.75	430.00	39.58	35.81
December 31, 2004	454.75	443.50	39.90	38.20
January 31, 2005	452.00	447.75	39.70	37.61
February 28, 2005	470.00	446.00	39.84	36.77
March 31, 2005	458.75	438.50	39.55	36.72

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

Shareholders’ Meeting

Under Swiss law, an annual ordinary shareholders’ meeting must be held within six months after the end of Swisscom’s fiscal year (December 31). Shareholders’ meetings may be convened by the Board of Directors or, if necessary, by the statutory auditors. The Board of Directors is further required to convene an extraordinary shareholders’ meeting if so resolved by a shareholders’ meeting or if so requested by shareholders holding in aggregate at least 10% of the nominal share capital of Swisscom. Shareholders holding shares with a nominal value of at least CHF 40,000 have the right to request that a specific proposal be put on the agenda and voted upon at the next shareholders’ meeting.

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

At shareholders’ meetings, shareholders can be represented by proxy, but only by another shareholder, a proxy appointed by Swisscom, an independent representative nominated by Swisscom, or a depository institution. The Chairman of the Board of Directors determines the voting procedure and may adopt an electronic voting procedure. In case there is no electronic voting procedure in place, shareholders with at least 10% of the share capital or holding shares with a nominal value of at least CHF 40,000 or more may request a written ballot.

Net Profit and Dividends

Swiss law requires that at least 5% of the annual net profits of a corporation must be retained as general reserves for so long as these reserves amount to less than 20% of the corporation’s nominal share capital. Any net profits remaining are at the disposal of the shareholders’ meeting.

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

Dividends are usually due and payable immediately after the shareholders’ resolution relating to the allocation of profits has been passed. Under Swiss law, the statute of limitations in respect of dividend payments is five years. For information about deduction of withholding taxes, see “— Taxation”.

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

Repurchase of Shares

Swiss law limits a corporation’s ability to hold or repurchase its own shares. Swisscom and its subsidiaries may only repurchase shares if Swisscom has sufficient free reserves to pay the purchase price, and if the aggregate nominal value of such shares does not exceed 10% of the nominal share capital of Swisscom. Furthermore, Swisscom must create a special reserve on its balance sheet in the amount of the purchase price of the acquired shares. Such shares held by Swisscom or its subsidiaries do not carry any rights to vote at shareholders’ meetings, but are entitled to the economic benefits applicable to Swisscom’s shares generally. However, Swisscom has not received any economic benefits in connection with the repurchase of shares completed in recent years and does not intend to claim any economic benefits on any shares repurchased in the future.

On December 22, 2004, Swisscom completed a share repurchase program in which it repurchased shares in an aggregate amount of CHF 2 billion representing 7.13% of its share capital. The Annual General Meeting to be held on April 26, 2005 will vote on a resolution to reduce Swisscom’s share capital accordingly. See “Item 8: Financial Information — Dividend Policy”.

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

Corporate Governance

Legal Corporate Governance Framework in Switzerland

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

Under the Swiss law, as discussed above, the executive management and board of directors are required to declare annually either that they are in compliance with the recommendations set forth in the Corporate Governance Directive or, alternatively, which recommendations they have not followed and give reasons therefore.

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

Exchange Controls

Other than in connection with government sanctions imposed on Côte d’Ivoire, Iraq, Yugoslavia, Sierra Leone, Zimbabwe, Liberia, Myanmar and certain persons and entities associated with Osama bin Laden, the Al-Qaida network and the Taliban, there are currently no government laws, decrees or regulations in Switzerland that restrict the export or import of capital, including Swiss foreign exchange controls on the payment of dividends, interests or liquidation proceeds, if any, to non-resident holders of capital stock of Swiss corporations.

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

The Treaty provides for a mechanism whereby an individual that qualifies for Treaty benefits (a “U.S. resident”) or U.S. corporations can seek a refund of the Swiss Withholding Tax paid on dividends in respect of shares of Swisscom, to the extent such withholding exceeds 15% (or 5% in case of a qualified “U.S. corporation,” i.e., a U.S. corporation holding at least 10% of the shares of a Swiss corporation). The Depositary intends to make use of informal procedures under which it will submit a certificate to the Swiss Federal Tax Administration in respect of all U.S. holders who have provided certifications of their entitlement to Treaty benefits. So long as these procedures remain available, it generally should be possible for qualifying U.S. holders to recover on a timely basis Withholding Tax in excess of the 15% rate (or 5% rate in case of a qualified U.S. corporation) as provided in the Treaty. There can be no assurance that these informal procedures will remain available.

Alternatively, a U.S. resident may apply for a refund of the Withholding Tax withheld in excess of the 15% Treaty rate (or a 5% tax rate in case of a qualified U.S corporation). The claim for refund must be filed with the Swiss Federal Tax Administration, Eigerstrasse 65, 3003 Berne, Switzerland. The form used for obtaining a refund is Swiss Tax Form 82 (82C for companies; 82E for other entities; 82I for individuals), which may be obtained from any Swiss Consulate General in the United States or from the Swiss Federal Tax Administration at the address above. The form must be filled out in triplicate with each copy duly completed and signed before a notary public in the United States. The form must be accompanied by evidence of the deduction of Withholding Tax withheld at the source.

Furthermore, the Swiss Government has decided that, starting January 1, 2005, Swiss corporations may, alternatively, in case of a qualified U.S. corporation apply to report dividend payments to the Swiss Federal Tax Administration and to only withhold the net amount of 5 % Withholding Tax. An application form (Form 823, confirmed by a notary public or a consular officer) must be filed with the Swiss Federal Tax Administration. If approved, dividend payments for the following three years may be paid gross (deduction of only 5%) to the qualified U.S. corporation after having reported the payment to the Swiss Federal Tax Administration (Form 108).

Stamp Duties upon Transfer of Securities (Umsatzabgabe). The sale of Swisscom shares, whether by Swiss resident or non-resident holders, may be subject to a Swiss securities transfer stamp duty of up to 0.15% calculated on the sale proceeds if it occurs through or with a Swiss bank or other Swiss securities dealer as defined in the Swiss Federal Stamp Tax Act. In addition to the stamp duty, the sale of shares by or through a member of the Swiss Exchange or virt-x may be subject to a stock exchange levy.

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

Dividends paid to a noncorporate U.S. Holder in taxable years beginning before January 1, 2009 that constitute qualified dividend income are taxable at a maximum tax rate of 15% provided that the shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by Swisscom with respect to the shares or ADSs generally will be qualified dividend income.

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

For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

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

Taxation of Capital Gains. Subject to the PFIC rules discussed below, upon a sale or other disposition of the shares or ADSs, a U.S. Holder will recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis (determined in U.S. dollars) in such shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Additional Tax Considerations: PFIC Rules. Swisscom believes that the shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. In general, Swisscom will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held Swisscom’s ADSs or shares, either (1) at least 75% of the gross income of Swisscom for the taxable year is passive income or (2) at least 50% of the value (determined on the basis of a quarterly average) of Swisscom’s assets is attributable to assets that produce or are held for the production of passive income. If Swisscom were to be treated as a PFIC, unless a U.S. Holder makes a mark-to-market election, gain realized on the sale or other disposition of the shares or ADSs would in general not be treated as capital gain, and a U.S. Holder would be treated as if such holder had realized such gain and certain “excess distributions” ratably over the holder’s holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, shares or ADSs will be treated as shares in a PFIC if Swisscom was a PFIC at any time during a U.S. Holder’s holding period in the shares of ADSs. Dividends received from Swisscom will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains if Swisscom is treated as a PFIC with respect to a U.S. Holder in either the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Disclosures about market risk

Swisscom’s derivative financial instruments comprise primarily cross-currency interest rate swaps, interest rate swaps and foreign exchange forwards to hedge interest rate risk and foreign exchange risk with respect to USD relating to the finance lease arrangements entered into in 1996 and 1997 and the cross-border lease arrangements entered into in 2000 and 2002. The remaining period of time hedged is 4 years for the finance lease arrangements entered into in 1996 and 1997 and 24 years for the arrangements entered into in 2000 and 2002. Also included are foreign exchange contracts with respect to Swisscom’s exposure to EUR and USD, which are primarily designated to hedge the future transactions in connection with the purchase of mobile equipment and international call settlements. The contracts are in EUR and USD. The forecasted transactions are expected to occur in 2005. For further detail of Swisscom’s derivative financial instruments see Note 32 to the consolidated financial statements.

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

CHF in millions	Expected Maturity Date						As at December 31, 2004
(except percentages)(1)	2005	2006	2007	2008	2009	Thereafter	Total	Fair value
Long term debt:
Fixed rate:
Financial liability from cross-border lease (USD)(1) (2)	9	1	106	26	12	1,108	1,262	1,674
Average interest rate (%)	7.36	7.36	7.36	7.36	7.36	7.36	7.36
Finance lease obligation (real estate) (CHF)(1)	9	8	7	8	8	670	710	1,192
Average interest rate (%)	6.61	6.61	6.61	6.61	6.61	6.61	6.61
Finance lease obligation (cross-border lease) (USD)(1)	145	20	35	125	0	0	325	325
Average interest rate (%)	5.60	5.60	5.60	5.60	—	—	5.60
Non-current financial assets:
Fixed rate:
Cross-border lease (USD) (1) (2)	1	1	106	7	10	827	952	1,317
Average interest rate (%)	8.20	8.20	8.20	8.20	8.20	8.20	8.20

(1)	All amounts in the table are in CHF and in millions (except percentages); the USD indication refers to the currency of the underlying exposure.

(2)	Under the terms of the agreements, Swisscom incurred debt and placed the majority on deposit. At December 31, 2004, the value of the financial liability from cross-border lease is CHF 1,262 million and the amount on deposit, recorded under non-current financial assets, is CHF 952 million. See Note 25 to the consolidated financial statements.

Foreign exchange risk

Swisscom has entered into various foreign exchange contracts to minimize the possible effect of currency on anticipated transactions. However, there is no assurance that transactions will take place. Swisscom has a net exchange exposure, in particular on international telephone settlements that are expected to be settled within one year and on the purchase of mobile equipment. At December 31, 2004, foreign exchange contracts were outstanding to purchase EUR 25 million (CHF 28 million) and to sell USD 20 million (CHF 23 million). The positive and negative fair values of these contracts offset each other, resulting in a net fair value CHF 0 million at December 31, 2004 and 2003.

Swisscom has entered into foreign exchange contracts as hedges of USD denominated leases. The total cross-border lease obligation at December 31, 2004, amounted to CHF 635 million (CHF 740 million and CHF 886 million at December 31, 2003 and 2002, respectively). It is Swisscom’s policy to hedge all currency related exposure (fair value risks and interest rate risks in foreign currencies) on such liabilities with foreign currency derivative instruments such as swaps and foreign exchange contracts. The terms and conditions of the swaps and foreign exchange contracts match the terms and conditions of the underlying cross-border lease obligations disclosed in Notes 25 and 29 of the consolidated financial statements. Accordingly all foreign exchange gains and losses on the lease obligations are completely offset by foreign exchange gains and losses on the financial instruments. Swisscom does not undertake speculative trading using derivative instruments.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14: MATERIAL MODIFICATIONS

Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

Swisscom performed an evaluation of the effectiveness of its disclosure controls and procedures effective as of year-end 2004. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in documents filed with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. The evaluation was conducted by Swisscom’s disclosure committee, which consists of appropriate members of Swisscom’s management and is headed by Swisscom’s Chief Financial Officer (Ueli Dietiker), and by Swisscom’s Chief Executive Officer (Jens Alder). In designing and evaluating the disclosure controls and procedures, management and the disclosure committee recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and that management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Moreover, it should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Based on the foregoing, Swisscom’s management, including the CEO and CFO, concluded that Swisscom’s disclosure controls and procedures were effective. There have been no changes in Swisscom’s internal control over financial reporting that occurred during fiscal year 2004 that have materially affected, or are reasonably likely to materially affect, Swisscom’s internal control over financial reporting.

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

The following table shows, in respect of each of the last two fiscal years, information concerning the fees billed for professional services rendered by KPMG, Swisscom’s principal accountant for fiscal year 2004, and PricewaterhouseCoopers AG (“PwC”), Swisscom’s principal accountant for fiscal year 2003.

	Year ended December 31,
CHF in thousands	2003	2004

Audit Fees	7,241	3,600
Audit-Related Fees	3,185	648
Tax Fees	375	3
All Other Fees	556	39

Total	11,357	4,290

“Audit Fees” consisted of fees billed by KPMG or PwC for services rendered in connection with the audit of Swisscom’ consolidated annual financial statements, review of interim financial statements, and other services usually provided in connection with statutory and regulatory filings.

“Audit-Related Fees” consisted of fees billed by KPMG or PwC for assurance and related services that traditionally are performed by the independent accountant, such as due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control review, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

“Tax Fees” consisted of fees billed by KPMG or PwC for tax compliance and tax planning services, and other tax services.

“All Other Fees” consisted of fees billed by KPMG or PwC for special training services regarding new developments in financial accounting and reporting standards and providing support for reporting processes.

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

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Shares

				(d) Maximum Number
				(or Approximate
			(c) Number of Shares	Dollar Value) of
			(or Units) Purchased	Shares (or Units)
	(a) Total Number of	(b) Average Price	as Part of Publicly	that May Yet Be
	Shares (or Units)	Paid per Share	Announced Plans or	Purchased Under the
Period	Purchased	(or Units) (CHF)	Programs	Plans or Programs

1/1/04 - 1/31/04	—	—	—
2/1/04 - 2/29/04	5(1)	422	—
3/1/04 - 3/31/04	230(1)	412	—
4/1/04 - 4/30/04	98,715(1) (2)	422.28	—
5/1/04 - 5/31/04	150,050(2)(3)	393.56	150,000(3)
6/1/04 - 6/30/04	1,014,000(3)	401.42	1,014,000(3)
7/1/04 - 7/31/04	641,005(1) (3)	414.58	641,000(3)
8/1/04 - 8/31/04	250,000(3)	417.96	250,000(3)
9/1/04 - 9/30/04	1,055,000(3)	426.19	1,055,000(3)
10/1/04 - 10/31/04	617,000(3)	435.15	617,000(3)
11/1/04 - 11/30/04	487,000(3)	446.04	487,000(3)
12/1/04 - 12/31/04	507,090(1) (3)	450.83	506,500(3)

Total	4,820,095	423.66	4,720,500	0

(1)	A total of 845 shares have been purchased by Swisscom Finance Ltd. in Jersey (Cayman Island) within a passive asset management mandate in the Swiss Market Index.

(2)	98,750 Shares have been purchased for distribution in connection with the various stock option plans for management and employees. See “Item 6: Directors, Senior Management and Employees — Share Ownership”.

(3)	On March 24, 2004, Swisscom announced a share repurchase program, in which it repurchased 4,720,500 shares in an aggregate amount of CHF 2 billion representing 7.13% of its share capital. On December 22, 2004, Swisscom completed this share repurchase program. A resolution to reduce Swisscom’s share capital accordingly will be proposed to the Annual General Meeting to be held on April 26, 2005. For more information see “Item 8: Financial Information — Dividend Policy”.

PART III

ITEM 17: FINANCIAL STATEMENTS

Not applicable.

ITEM 18: FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Swisscom AG

Ittigen - (Berne)

We have audited the accompanying consolidated balance sheet of Swisscom AG and its subsidiaries as of December 31, 2004, and the related consolidated statements of income, cash flows and shareholders’ equity for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the Swiss legal requirements concerning professional qualification and independence.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States), with the auditing standards promulgated by the Swiss profession, and with the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Swisscom and its subsidiaries as of December 31, 2004 and the results of their operations and their cash flows for the year then ended in accordance with International Financial Reporting Standards and comply with Swiss law.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 42 to the consolidated financial statements.

KPMG Klynveld Peat Marwick Goerdeler SA

Hanspeter Stocker	Christoph Schwarz
Swiss Certified Accountant	Swiss Certified Accountant
Auditor in Charge

Gümligen-Berne, April 19, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Swisscom AG

Ittigen - (Berne)

We have audited the accompanying consolidated balance sheets of Swisscom AG and its subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity for each of the two years in the period ended December 31, 2003.

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the Swiss legal requirements concerning professional qualification and independence.

We conducted our audits in accordance with auditing standards promulgated by the Swiss profession, with International Standards on Auditing and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Swisscom and its subsidiaries at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003 in accordance with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 42 to the consolidated financial statements.

PricewaterhouseCoopers AG

Peter Wittwer	Julie Fitzgerald

Berne, March 22, 2004, except for Note 39, which is April 19, 2005

Swisscom Consolidated income statement

		Year ended December 31,

CHF in millions, except per share amount	Note	2002	2003	2004

Net revenue	4	10,415	10,026	10,057
Other income	5	230	233	197
Total		10,645	10,259	10,254
Goods and services purchased	6	2,073	1,706	1,847
Personnel expenses	7,8,9	2,329	2,266	2,194
Other operating expenses	10	1,989	1,783	1,809
Depreciation	21	1,552	1,543	1,548
Amortization	23	114	142	151
Total operating expenses		8,057	7,440	7,549

Operating income		2,588	2,819	2,705

Financial expense	11	(508)	(196)	(285)
Financial income	12	197	170	141
Income before income taxes, equity in net income of affiliated companies and minority interest		2,277	2,793	2,561
Income tax expense	13	(313)	(467)	(394)
Income before equity in net income of affiliated companies and minority interest		1,964	2,326	2,167
Equity in net income of affiliated companies	22	94	(9)	22
Minority interest	30	(301)	(340)	(352)

Income from continuing operations		1,757	1,977	1,837

Income from discontinued operation (debitel)	39	(933)	(408)	5
Loss on sale from discontinued operation (debitel) including write-off of accumulated currency translation loss	39	—	—	(248)

Net income		824	1,569	1,594

Basic earnings per share (in CHF)

— from continuing operations		25.97	29.86	28.39
— from discontinued operation (debitel)		(13.79)	(6.16)	(3.76)
— net income	15	12.18	23.70	24.63

Diluted earnings per share (in CHF)

— from continuing operations		25.95	29.85	28.39
— from discontinued operation (debitel)		(13.78)	(6.16)	(3.76)
— net income	15	12.17	23.69	24.63

The accompanying notes form an integral part of these financial statements.

Swisscom Consolidated balance sheet

		At December 31,

CHF in millions	Note	2002	2003	2004

Assets
Current assets
Cash and cash equivalents	16	1,512	3,104	2,387
Current financial assets	17	266	251	1,285
Trade accounts receivable	18	2,059	1,831	1,767
Inventories	19	131	93	120
Other current assets	20	270	636	646
Current tax assets		145	4	—
Total current assets		4,383	5,919	6,205
Non-current assets
Property, plant and equipment	21	7,491	6,971	6,395
Investments in affiliated companies	22	682	41	58
Goodwill and other intangible assets	23	369	402	416
Non-current financial assets	24	1,531	1,337	1,275
Deferred tax assets	13	367	185	99
Total non-current assets		10,440	8,936	8,243
Assets from discontinued operation (debitel)	39	2,135	1,685	—

Total assets		16,958	16,540	14,448

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	25	960	516	384
Trade accounts payable		600	605	511
Current tax liabilities		117	124	342
Accrued liabilities	26	237	323	214
Other current liabilities	27	1,216	1,167	1,247
Total current liabilities		3,130	2,735	2,698
Long-term liabilities
Long-term debt	25	1,482	1,338	1,253
Finance lease obligation	29	1,192	1,070	898
Accrued pension cost	9	1,101	1,113	1,118
Accrued liabilities	26	484	409	634
Deferred tax liabilities	13	296	383	234
Other long-term liabilities	28	307	298	269
Total long-term liabilities		4,862	4,611	4,406
Liabilities from discontinued operation (debitel)	39	886	794	—
Total liabilities		8,878	8,140	7,104
Minority interest	30	781	731	663
Shareholders’ equity
Share capital	31	596	66	66
Additional paid-in capital		572	572	572
Retained earnings		6,491	7,296	8,029
Treasury stock	31	(1)	(1)	(2,002)
Fair value and other reserves	33	(359)	(264)	16
Total shareholders’ equity		7,299	7,669	6,681

Total liabilities and shareholders’ equity		16,958	16,540	14,448

The accompanying notes form an integral part of these financial statements.

Swisscom Consolidated cash flow statement

Cash flow statement from continuing operations

		Year ended December 31,

CHF in millions	Note	2002	2003	2004

Cash flows from operating activities
Cash generated from operations	34	4,162	4,664	4,355
Interest paid		(221)	(152)	(159)
Income taxes paid		(442)	(56)	(239)
Interest received		164	107	110
Dividends received		9	147	1
Gain from cross-border tax lease transaction		28	—	—
Net cash provided by operating activities		3,700	4,710	4,068

Cash flows from investing activities
Capital expenditure	21,23	(1,127)	(1,165)	(1,136)
Proceeds from sale of fixed assets		26	33	35
Proceeds from the sale of discontinued operation (debitel)*	39	—	—	616
Proceeds from sale of other subsidiaries		—	15	—
Acquisition of the remaining interest in Swisscom IT Services AG	14	—	—	(115)
Acquisition of subsidiaries, net of cash acquired		(34)	(34)	3
Proceeds from sale of affiliated companies	22	39	510	—
Investments in affiliated companies		(37)	(11)	—
Repayment of loans receivable and sale of non-current financial assets	24	23	44	108
Loans receivable granted and investments in non-current financial assets	24	(103)	(33)	(36)
Purchase and sale of current financial assets, net	17	2,869	8	(829)
Other cash flow from investing activities, net		10	8	—
Net cash provided by (used in) investing activities		1,666	(625)	(1,354)

Cash flows from financing activities
Repayment of short-term debt		(602)	(2)	(256)
Issuance of long-term debt		94	16	11
Repayment of long-term debt		(1,036)	(787)	—
Proceeds from finance lease obligations		8	—	—
Repayments of cross-border tax lease transactions		(37)	(58)	(60)
Purchase and sale of treasury stock and options, net	31	—	(12)	(14)
Share buy-back	31	(4,302)	—	(1,882)
Dividends paid		(728)	(794)	(861)
Dividends paid to minority interests	30	(300)	(390)	(360)
Capital reduction		(529)	(530)	—
Net cash used in financing activities		(7,432)	(2,557)	(3,422)

Net (decrease) increase in cash and cash equivalents		(2,066)	1,528	(708)
Cash and cash equivalents at beginning of year		3,565	1,512	3,104
Effect of exchange rate changes on cash and cash equivalents		(5)	18	(3)
Cash flows with discontinued operations		18	46	(6)

Cash and cash equivalent at end of year		1,512	3,104	2,387

Cash flow statement from discontinued operation (debitel)

CHF in millions	Note	2002	2003	2004

Cash and cash equivalents at beginning of year		223	170	133
Net (decrease) increase in cash and cash equivalents	39	(49)	(50)	4
Effect of exchange rate changes on cash and cash equivalents		(4)	13	(6)
Cash and cash equivalent at closing date	39	—	—	(131)
Cash and cash equivalent at end of year		170	133	—

*	Net proceeds from the sale of discontinued operation (debitel) less cash and cash equivalents left in debitel amounted to CHF 485 million.

Significant non-cash investing and financing transactions are described in Note 34.

The accompanying notes form an integral part of these financial statements.

Swisscom Consolidated statement of shareholders’ equity

			Additional			Fair value	Total
		Share	paid-in	Retained	Treasury	and other	shareholders’
CHF in millions	Note	capital	capital	earnings	stock	reserves 1)	equity

Balance at December 31, 2001		1,250	2,395	8,711	(2)	(285)	12,069

Translation adjustments		—	—	—	—	(18)	(18)
Transfers of fair value adjustments to income statement		—	—	—	—	5	5
Fair value adjustments	33	—	—	—	—	(61)	(61)

Gains and losses directly recognized in equity, net of tax		—	—	—	—	(74)	(74)
Net income		—	—			—	—
Dividend relating to 2001	41	—	—	(728)	—	—	(728)
Share buy-back		(125)	(1,823)	(2,316)	—	—	(4,264)
Purchase of treasury stock and options	31	—	—	—	(71)	—	(71)
Sale of treasury stock and options	31	—	—	—	72	—	72
Capital reduction	31	(529)	—	—	—	—	(529)
Balance at December 31, 2002		596	572	6,491	(1)	(359)	7,299

Translation adjustments	33	—	—	—	—	115	115
Transfers of fair value adjustments to income statement	33	—	—	—	—	(19)	(19)
Fair value adjustments	33	—	—	—	—	(1)	(1)

Gains and losses directly recognized in equity, net of tax		—	—	—	—	95	95
Net income		—	—	1,569	—	—	1,569
Dividend relating to 2002		—	—	(794)	—	—	(794)
Purchase of treasury stock and options	31	—	—	—	(31)	—	(31)
Sale of treasury stock and options	31	—	—	—	31	—	31
Exercise of IPO LEAPs and SuperShares	8	—	—	30	—	—	30
Capital reduction		(530)	—	—	—	—	(530)
Balance at December 31, 2003		66	572	7,296	(1)	(264)	7,669

Translation adjustments	33	—	—	—	—	(21)	(21)
Transfers of fair value adjustments to income statement	33	—	—	—	—	23	23
Transfer of the accumulated currency translation loss from the sale of debitel to the income statement	33	—	—	—	—	238	238
Fair value adjustments	33	—	—	—	—	40	40

Gains and losses directly recognized in equity, net of tax		—	—	—	—	280	280
Net income		—	—	1,594	—	—	1,594
Dividend relating to 2003		—	—	(861)	—	—	(861)
Share buy-back	31	—	—	—	(2,001)	—	(2,001)
Purchase of treasury stock	31	—	—	—	(42)	—	(42)
Sale of treasury stock	31	—	—	—	42	—	42

Balance at December 31, 2004		66	572	8,029	(2,002)	16	6,681

1)	See Note 33.

The accompanying notes form an integral part of these financial statements.

Notes to the consolidated financial statements

1.	Description of business and relationship with the Swiss Confederation

1.1	Description of business

Swisscom AG is a stock corporation incorporated in Switzerland, domiciled in Ittigen (Berne) and 62.7% owned by the Swiss Confederation (Confederation), based on the shares issued at December 31, 2004. Swisscom AG and its subsidiaries (referred to as Swisscom) is the principal provider of telecommunication services in Switzerland, offering a comprehensive range of services to residential and business customers. Swisscom major lines of business include Fixnet, comprising the provision of national and international fixed-line voice telecommunication services to residential and business customers and the reselling of network services to other national and international telecommunications providers; Mobile, comprising the provision of mobile voice communications and other mobile telecommunication services; Enterprise Solutions, comprising national and international voice communications for business customers, leased lines, managed bandwidth services and integrated data communications solutions.

1.2	Relationship with the Confederation

The Confederation is the majority shareholder of Swisscom. The Telecommunications Enterprise Act (TUG) states that the Confederation must hold a majority of the capital and voting rights in Swisscom. Any reduction of the Confederation’s holding below a majority would require a change-in-law necessitating action by the Federal Assembly, which in some circumstances may also be subject to a referendum by Swiss voters. As the majority shareholder, the Confederation has the power to control any decisions taken at general meetings including the election of the members of the Board of Directors and the approval of dividend payments.

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

In providing services to the departments and agencies of the Confederation, Swisscom deals with them as individual customers. Services provided to any one governmental department or agency or in total do not represent a significant component of Swisscomrevenues.

2.	Summary of significant accounting policies

2.1	Basis of presentation

The consolidated financial statements of Swisscom have been prepared in accordance with International Financial Reporting Standards (IFRS) and comply with the legal provisions of the Swiss Code of Obligations. The consolidated financial statements have been prepared on historical cost convention except as disclosed in the accounting policies below.

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

Investments and joint ventures where Swisscom exercises significant influence but do not have control are accounted for using the equity method. Under the equity method, investments are disclosed as investments in affiliated companies and presented at their fair value as at the date of acquisition adjusted for Swisscom’s share in earnings (losses) resulting after the date of acquisition.

A schedule with all significant subsidiaries and investments in affiliated companies is presented in Note 40.

Subsidiaries, investments and joint ventures acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition and excluded from the date of sale, respectively.

Since April 1, 2004, the purchase price on acquisitions where a controlling majority is acquired must be allocated to the fair value of identifiable assets and liabilities in accordance with IFRS 3 “Business Combinations”. For acquisitions before April 1, 2004, differences between the purchase price and the fair value of net assets acquired were classified as goodwill.

All intercompany balances, transactions and intercompany profits are eliminated on consolidation.

Significant balances and transactions with investments and joint ventures accounted for using the equity method are separately disclosed as items with affiliated companies.

2.3	Goodwill and other intangible assets

Goodwill
Goodwill recorded on acquisitions after April 1, 2004 is not amortized whereas goodwill related to acquisitions prior to March 31, 2004, continued to be amortized through December 31, 2004 over an estimated useful life of three to ten years. As of January 1, 2005, goodwill will not be amortized but will be tested for impairment annually.

Research and development
Research and development expenditure is recognized as an expense as incurred. Development costs are capitalized under intangible assets, if they entail probable future economic benefits. Any capitalized development costs are amortized using the straight-line method over their estimated useful life. Development costs that do not fulfill the requirements for capitalization are recognized as an expense as incurred.

Software development costs
Development costs are recognized as an intangible asset if it will generate probable future economic benefits and are amortized using the straight-line method over their estimated useful life of three to five years. Expenditure which enhances or extends the performance of computer software programs beyond their original specifications is recognized as a capital improvement and added to the original cost of the software.

Other intangible assets
Other intangible assets, which comprise primarily mobile license fees and purchased software, are capitalized at cost and amortized using the straight-line method over the estimated useful life, starting when the network becomes operational.

Impairment of intangible assets
If there is an indication that intangible asset may be impaired, Swisscom determines the estimated recoverable amount. Goodwill is assessed for possible impairment annually. If the recoverable amount of the asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount, with the difference representing an impairment charge.

2.4	Foreign currency translation

The consolidated financial statements are prepared in Swiss francs (CHF). Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transaction. Assets and liabilities in foreign currencies are translated into Swiss francs at the rates prevailing at the balance sheet date and the resulting gains and losses are recognized in the income statement, except when the assets and liabilities are hedged by qualifying fair value hedges, in which case the gains and losses on the assets and liabilities are offset against the changes in market value of the financial instrument.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

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

The exchange rates used in the consolidated financial statements were:

		Average		Average		Average
	31.12.02	2002	31.12.03	2003	31.12.04	2004

1 EUR	1.47	1.47	1.56	1.52	1.55	1.54
1 GBP	2.34	2.33	2.21	2.20	2.19	2.27
1 USD	1.56	1.55	1.24	1.34	1.14	1.24

2.5	Cash and cash equivalents

Cash includes petty cash, cash at banks and cash on deposit. Cash equivalents include term deposits with financial institutions, as well as short-term money-market investments with original maturity dates of three months or less.

2.6	Financial assets

Investments are classified as available-for-sale or financial assets held for trading purposes or loans and receivables originated by the entity. The trade date is the date that Swisscom commits to purchase the financial assets. Cost of purchase includes transaction costs. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

Available-for-sale investments
Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale. These investments are included in non-current financial assets unless management has the expressed intention of holding the investment for less than twelve months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current financial assets. Available-for-sale investments are subsequently carried at fair value, with all changes in unrealized fair values recorded in equity. When the available-for-sale investments are sold, impaired or otherwise disposed of, the cumulative gains and losses previously recognized in equity are included in financial income or expense. The financial assets are assessed for possible impairment at each balance-sheet date. If there is an indication that the cost basis is greater than the recoverable amount, Swisscom estimates the recoverable amount of that asset. If the recoverable amount is below the cost basis, Swisscom recognizes an impairment loss.

Financial assets held for trading
Assets held for a short or medium-term can be sold in quick response to needs for liquidity. These assets are valued at fair value and realized gains and losses arising from changes in the fair value are included in the income statement.

Loans and receivables originated by the enterprise
This position contains loans and term deposits with maturity dates greater than three months which Swisscom provide directly to the borrower or to a subparticipation agent. The financial assets will initially be recorded at fair value and in the following periods using the effective interest method. Foreign exchange gains and losses are recognized in the income statement. The loans are assessed for possible impairment at each balance sheet date. An impairment charge is recorded where there is objective evidence of impairment, such as where the issuer is in bankruptcy, default or other significant financial difficulty.

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

Depreciation is computed using the straight-line method based on estimated useful lives which are unchanged in a year-to-year comparison:

Years

Buildings	15-40
Cable and ducts	14-20
Transmission equipment	4-12
Switching equipment	5-10
Customer premises equipment	4-10
Broadcasting equipment and other network assets	3-10
Vehicles	5-7
Machinery, office and auxiliary equipment	4-15
Information technology equipment	3-5
Software for technical equipment	3

Leases
Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as finance leases. Finance leases are recorded at amounts equivalent to the estimated net present value of the future minimum lease payments, which approximate the fair value at the inception of the lease. The estimated net present value of the future minimum lease payments are recorded correspondingly as a finance lease obligation. Assets under finance leases are amortized over the shorter of their estimated useful lives and the lease term. Gains on sale and leaseback transactions resulting in finance leases are deferred and amortized over the term of the lease, while losses on sale and leaseback transactions are recognized immediately. Gains and losses on sale and leaseback transactions resulting in operating leases are recognized immediately.

Impairment of property, plant and equipment
Property, plant and equipment are assessed for possible impairment at every balance sheet date. If there are signs of impairment, the recoverable amount of an asset or a group of assets (cash-generating unit) are determined. The recoverable amount is the higher of the two amounts arising from net selling price and value in use. An impairment is recorded if the carrying amount exceeds the recoverable amount.

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

Revenue consists principally of monthly subscription fees charged for providing access services, revenue from installation and connection fees, charges to customers for calls from the fixed and mobile networks, revenue generated by Swisscom’s Business Numbers, charges for Internet services, revenue from providing network services to other telecommunications companies, revenue from national and international leased lines, as well as revenue from private network services and intranet services and the sale and maintenance of customer equipment.

Revenue from subscription fees is recognized ratably over the subscription period. Revenue from installation and connection activities is recognized at the time of installation or connection, as the direct costs associated with these activities exceed the revenue.

Revenue from telephony traffic is recorded at the time the call is made. Revenue from prepaid calling cards is deferred and recognized at the time the customer makes a call. Revenue from leased lines is recognized over the rental period.

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

The cost and obligations relating to the defined benefit plan are determined on an actuarial basis using the projected unit credit method, which reflects service rendered by employees to the date of valuation and incorporates assumptions concerning employees projected salaries. The pension cost in each period is calculated on the basis of a yearly actuarial valuation. The latest actuarial valuation was performed using data base as at December 31, 2004. Current service costs are charged to income in the periods in which the services are rendered. The effects of changes in actuarial assumptions are systematically charged or credited to income over a period approximating the average expected remaining working lives of participating employees. The portion of actuarial gains and losses recognized is defined as the excess of the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period over the greater of 10% of the present value of the defined benefit obligation at that date (before deducting plan assets) or 10% of the fair value of any plan assets at that date. Past service cost attributable to plan amendments is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent the benefits immediately vest, the costs associated with the amendment are recognized immediately.

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

2.18	Transactions with related parties

Under IFRS, transactions with the Confederation, including with its departments and agencies, are not subject to the disclosure requirements for related parties.

In December 2004, Swisscom acquired 100% of the shares in AGI Holding AG. AGI Holding AG held 28.9% of the shares in Swisscom IT Services AG. As a result of the transaction Swisscom holds 100% of the shares in Swisscom IT Services AG. The shareholders of AGI Holding AG comprised eight cantonal banks, which were considered related parties under IFRS. Swisscom IT Services AG renders IT services to these banks.

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

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

3.	Financial risk management

Swisscom’s activities expose it to a variety of financial risks, including the effects of foreign currency exchange rates and interest rates. Swisscom’s overall financial risk management program seeks to minimize potential adverse effects on the financial performance of Swisscom. Swisscom uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge certain exposures resulting from the Group’s commercial activities.

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

Interest rate risks arise from fluctuation in market rates, which could have a negative impact on the financial position of Swisscom. Changes in interest rates cause variation in interest income and expense and the fair value of financial assets and liabilities with fixed interest. Swisscom uses interest-rate-swaps to manage its interest rate risk. The use of such financial instruments had no material impact on the financial position of Swisscom.

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

The effective portion of the changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in equity. The ineffective portion of the changes in the fair value is immediately recognized in the income statement. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the income statement.

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

4.	Net revenue

CHF in millions	2002	2003	2004

Fixnet	4,907	4,601	4,555
Mobile	3,434	3,511	3,679
Enterprise Solutions	1,167	1,081	987
Other	833	761	768
Corporate	74	72	68

Total net revenue	10,415	10,026	10,057

Included within Other is CHF 174 million, CHF 165 million and CHF 145 million in 2002, 2003 and 2004, respectively, of revenue recorded by Swisscom IT Services AG from eight cantonal banks, which qualify as related parties.

5.	Other income

CHF in millions	2002	2003	2004

Capitalized cost	116	159	151
Gain on sale of fixed assets	14	21	9
Income from employment company Worklink (personnel hire)	—	10	13
Other income	100	43	24

Total other income	230	233	197

Capitalized cost includes labor costs related to the construction of technical equipment and the development of software, with no interest allocation included under manufacturing costs.

Included in Other income is the amortization of the deferred gain on sale and leaseback transactions. In 2002, Other income includes CHF 70 million resulting from the elimination of a liability which was established in 1997 for payments to a third party. This liability is no longer legally owed, as the rights to payment expired in 2002.

6.	Goods and services purchased

CHF in millions	2002	2003	2004

Raw material, supplies and services purchased	141	132	114
Customer premises equipment	453	458	520
National traffic fees	563	383	431
International traffic fees	780	716	782
Network fees for international subsidiaries	136	17	—

Total goods and services purchased	2,073	1,706	1,847

7.	Personnel expenses

CHF in millions	2002	2003	2004

Salaries and wages	1,704	1,632	1,607
Termination benefits	92	88	48
Salaries and wages Worklink participants	32	53	81
Social security expenses	162	142	138
Pension cost. See note 9.	203	257	219
Employee stock ownership program. See Note 8.	39	12	14
Other personnel expenses	97	82	87

Total personnel expenses	2,329	2,266	2,194

Swisscom tries to help the personnel affected by workforce reduction through three programs incorporated in a social compensation plan – the outplacement program PersPec, the starter program Co-Motion and the employment company Worklink AG. In addition, Swisscom introduced a voluntary partial retirement scheme in 2001 for employees born between 1946 and 1950.

In 2002, 2003 and 2004, Swisscom took various steps to reduce the number of employees and incurred termination charges of CHF 92 million, CHF 88 million and CHF 48 million in 2002, 2003 and 2004, respectively. The costs of the program include the following:

CHF in millions	2002	2003	2004

Outplacement program PersPec	94	82	52
Partial retirement program	—	18	—
Revision of prior provision	(2)	(12)	(4)

Total termination benefits	92	88	48

Outplacement program
In the outplacement program, employees are trained for new jobs and receive assistance in finding new employment within Swisscom or outside the Group. Employees who reach the age of 50 or who are medically unfit to work more than 60% are entitled to stay in the outplacement program for 18 months. For all other employees this period is limited to twelve months. At December 31, 2002, 2003 and 2004, 985, 723 and 411 full-time equivalent employees participated in the program. In connection with this program, Swisscom incurred expenses of CHF 94 million, CHF 82 million and CHF 52 million in 2002, 2003 and 2004, respectively. The amount of the expense relates only to the costs for those employees that are not expected to continue working with Swisscom.

Employment company Worklink AG
Employees born in 1950 or before, or who have worked with Swisscom since before January 1, 1989 are entitled to transfer to Worklink AG until the age of 60 within the framework of the outplacement program. After this they may take early retirement. Employees who only fulfil one of the criteria mentioned above may only participate in Worklink AG for a maximum period of 24 months.

Worklink seeks to hire these employees out on a temporary basis. The employees receive an average of 70% of their final salary from Swisscom, irrespective of whether work can be found for them. The total wages and social security payments for these employees were CHF 32 million, CHF 53 million and CHF 81 million in 2002, 2003 and 2004, respectively. This includes the expenditure for the time spent in the outplacement program before their transfer to the employment company. Under IFRS these costs do not qualify for the recognition of a liability because the employment relationship with the employees has not been terminated. The average number of participants (in full-time equivalent employees) in Worklink in 2002, 2003 and 2004 was 218, 295 and 433 employees, respectively, and the number of participants (in full-time equivalent employees) in Worklink at year-end was 252, 360 and 475 employees, respectively.

Partial retirement
The partial retirement expense relates to a voluntary plan that was established for employees born between 1946 and 1950. Those employees that entered into an agreement with Swisscom prior to year-end will work 50% for a period of 5 years and will receive approximately 75% of their previous salary. The expense represents the discounted present value, using a rate of 2.5%, of the difference between the 75% salary these employees receive and the 50% they actually work for the 5-year period.

8.	Stock based compensation

CHF in millions	2002	2003	2004

Expenditure for TopShare	34	7	10
Expenditure for Management Incentive Plan (MIP)	5	5	4

Total expenditure for stock based compensation	39	12	14

Swisscom offers a number of stock based plans to its non-management employees, management, members of the Executive Board and Board of Directors, as detailed below.

TopShare
TopShare is a share purchase scheme available to non-management staff. The Board of Directors determines the conditions of the scheme on an annual basis. Each year, employees are offered up to ten shares at preferential conditions. The shares purchased are subject to a one-year blocking period from the grant date, after which time they can be freely disposed of. The difference between the market value and the consideration received from employees has been recognized under personnel expenses.

In 2002, 2003 and 2004, the exercise price, the number of shares allocated and the expense recorded were as follows:

	Number
	of allocated	Market price	Offering price	Cost in
Year of allocation	shares	in CHF	in CHF	CHF millions

2002	119,372	500	240	34
2003	44,946	434	300	7
2004	74,921	423	290	10

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

Management Incentive Plan (MIP)
The MIP is available for members of management, whereby they can voluntarily invest 25% of their annual bonus. For members of management who participate in this program, Swisscom makes a contribution of 50% of the amount invested by management. Since 2003, the members of the Board of Directors and Executive Board have participated in this program and must invest annually 25% of their compensation or bonus, respectively.

Each MIP package comprises one Swisscom share and 1,000 options, where 100 options give an entitlement to one Swisscom share at the exercise price. The exercise price corresponds to the share price at the grant date. Each MIP vests immediately at grant date. The options can be exercised or sold for a two-year period following a blocking period of three years from the grant date.

In 2002, allocated shares and options are the following:

	Number		Number	Exercise	Ended
	of options	Exchange	of allocated	price of	blocking	Maturity of
Participant	allocated	ratio 1)	shares	options	period	options

Board of Directors	—	—	—	—	—	—
Group Executive Board	5,620	1:1	562	569.10	09.04.05	09.04.07
Management	5,656,000	1:100	5,656	467.37	25.04.05	16.04.07

1)	Exchange ratio: number of options required to purchase a share.

In 2003, allocated shares and options are the following:

	Number		Number	Exercise	Ended
	of options	Exchange	of allocated	price of	blocking	Maturity of
Participant	allocated	ratio 1)	shares	options	period	options

Board of Directors	643,000	1:100	643	417.90	30.04.06	25.04.08
Group Executive Board	884,000	1:100	884	417.90	30.04.06	25.04.08
Management	7,166,000	1:100	7,166	417.90	30.04.06	25.04.08

1)	Exchange ratio: number of options required to purchase a share.

In 2004 MIP was transformed from an option and share plan into a share plan. The investment opportunities remain unchanged. The allocated shares are blocked for three years.

In 2004, allocated shares are the following:

	Number
	of allocated	Market price	Offering price	Cost in
Participant	shares	in CHF	in CHF	CHF millions

Board of Directors	1,383	423	236	0.2
Group Executive Board	2,629	423	236	0.4
Management	20,495	423	236	2.9

Total	24,507	423	236	3.5

Leveraged Executive Asset Plan (LEAP) and SuperShare Plan relating to the IPO
In conjunction with the initial public offering in October 1998, members of middle and senior management as well as the members of the Board of Directors and Executive Board were able to participate in the LEAP program whereby they could purchase shares with appreciation rights at the IPO price. Employees were able to invest in the SuperShare Plan, which was similar to the LEAP program and enabled them to purchase shares with appreciation rights at the IPO price. In October 2003, 5 years after the issuance date, the participants received 39,300 additional shares and CHF 4 million in cash for fractional shares, which represented the increase between the market price on that date and the base appreciation price. The costs associated with these plans were recognized over the vesting period under personnel expenses and a corresponding liability of CHF 30 million was recorded. In 2003 this liability was reversed against equity at the time the options were exercised.

Stock options and stock appreciation rights outstanding Movements in the number of stock options and stock appreciation rights outstanding were as follows:

	2002	2003	2004

At beginning of year	312,173	374,345	209,270
Granted	62,180	86,930	—
Lapsed	(8)	(9,552)	—
Exercised	—	(240,953)	—
Sold by participants	—	(1,500)	(40,220)

At end of year	374,345	209,270	169,050

9.	Retirement benefits

Retired employees of PUBLICA
Effective January 1, 1999, all Swisscom employees, who were members of PUBLICA (former PKB), the pension plan of the Swiss Government, were transferred to a successor plan called comPlan. All retired employees at that date remained members of PUBLICA. Swisscom settled the liability relating to these retired employees as at December 31, 1998, but retained a liability for pension indexation. Swisscom must pay PUBLICA the difference between the actual return on plan assets and the Government prescribed discount rate increased by an account maintenance fee. The liability was determined based on an assumed payment of 1% over the life of the retired employees. At January

1, 2005 new legislation was introduced to abolish the previously guaranteed pension increases. In view of this new legislation the expected annual increase in pensions used as a basis for the calculation of the liability was reduced to 0.5%. At December 31, 2004, included in the present value of obligations are CHF 169 million for these retired employees. Differences between the actual and estimated payments are deferred as part of the actuarial gain or loss. In 2003, Swisscom amended the agreement with PUBLICA. Starting from June 1, 2003, Swisscom compensated PUBLICA for their administration costs related to these pensioners, which resulted in CHF 17 million being recognized as an expense, as it was immediately vested.

Pension plans of Swisscom Net periodic pension cost of the plan in Switzerland includes the following components:

CHF in millions	2002	2003	2004

Current service cost	178	182	165
Interest cost	261	255	254
Expected return on plan assets	(248)	(227)	(220)
Past service cost	12	22	11
Amortization of actuarial loss	—	25	9

Net pension cost	203	257	219

At December 31, 2004, unrecognized actuarial losses exceeded the present value of the defined benefit obligation by more than 10%. From 2005 the excess amount of CHF 110 million will be recognized as a pension expense over the expected average remaining working lives of the employees.

The status of the pension plan is as follows:

CHF in millions	2002	2003	2004

Amounts recognized in the balance sheet
Present value of funded obligations	6,726	6,903	7,259
Fair value of plan assets	(4,559)	(4,893)	(5,209)
Benefit obligation in excess of plan assets	2,167	2,010	2,050
Unrecognized actuarial losses	(946)	(788)	(836)
Unrecognized prior service cost	(120)	(109)	(96)

Amounts recognized in the balance sheet	1,101	1,113	1,118

At December 31, 2002, 2003 and 2004, pension plan assets include Swisscom shares with a fair value of CHF 7.0 million, CHF 6.8 million and CHF 6.4 million, respectively.

CHF in millions	2002	2003	2004

Movement in the amounts recognized in the balance sheet
At beginning of year	1,218	1,101	1,113
Net pension cost	203	257	219
Contributions paid	(320)	(253)	(214)
Acquisition of subsidiaries	—	8	—

Balance at end of year	1,101	1,113	1,118

In 2003, the pension plan obligation and plan assets increased by CHF 22 million and CHF 14 million, respectively as a result of the acquisition of T-Systems Card Services AG (now Billag Card Services AG). See Note 14.

The following weighted-average assumptions were used in accounting for the defined benefit plan:

	2002	2003	2004

Discount rate at December 31	3.90%	3.75%	3.15%
Rate of increase in future compensation levels	3.1%	3.1%	2.3%
Expected long-term rate of return on plan assets	5.5%	5.0%	4.5%
Rate of increase in future pension contribution	1.0%	1.0%	0.5%

The actual loss on plan assets was CHF 195 million in 2002 and a return of CHF 341 million and CHF 284 million in 2003 and 2004, respectively.

10.	Other operating expenses

CHF in millions	2002	2003	2004

Rent	212	234	216
Maintenance	264	229	225
Loss on disposal of fixed assets	66	39	27
Energy cost	59	54	60
Information-technology costs	200	174	172
Advertising and promotion	254	194	179
Commissions	223	225	225
Contractors and consultancy expenses	269	212	233
General and administration	145	183	186
Miscellaneous operating expenses	297	239	286

Total other operating expenses	1,989	1,783	1,809

11.	Financial expense

CHF in millions	2002	2003	2004

Interest on debt and finance lease obligations	239	166	153
Present value adjustment on accrued liabilities	26	(38)	24
Fair value losses on avaiable-for-sale investments	152	55	36
Write off of loans receivable	—	—	11
Provision for cross-border tax lease arrangements	—	—	34
Foreign exchange losses	70	—	—
Other financial expenses	21	13	27

Total financial expense	508	196	285

Swisscom records a provision for the dismantlement of analogue transmitter stations, which is based on the present value of future estimated costs. In 2003, Swisscom extended the expected timing of the dismantlement by ten years. This resulted in a reduction of the present value of the provision by CHF 43 million, which was recorded in the income statement under present value adjustment on accrued liabilities. See Note 26.

In 2002, the fair value losses on available-for-sale investments include impairments of CHF 41 million on Swisscom’s investments in Swiss International Airlines Ltd (Swiss) and CHF 111 million in Infonet Services Corp. (Infonet). In 2003, these include impairment charges of CHF 33 million in Swiss and CHF 22 million on other available-for-sale investments. An impairment charge of CHF 32 million was recorded in 2004 relating to Infonet Services Corp. and CHF 4 million on other available-for-sale investments. See Notes 17 and 24.

In connection with cross-border tax lease arrangements, a provision of CHF 34 million was recognized in 2004. See Note 25.

12.	Financial income

CHF in millions	2002	2003	2004

Interest	160	108	122
Dividends	8	4	4
Gain on disposal of financial assets	—	9	10
Foreign exchange gains	—	48	5
Gain on cross-border tax lease transactions	28	—	—
Other financial income	1	1	—

Total financial income	197	170	141

13.	Income tax expense

CHF in millions	2002	2003	2004

Current income tax expense	76	192	461
Deferred income tax (benefit) expense	237	275	(67)

Total income tax expense	313	467	394

Current income taxes are calculated based on taxable income of the period.

The income tax expense on income before income taxes, equity in net income of affiliated companies and minority interest is reconciled to the reported income tax expense as follows:

CHF in millions	2002	2003	2004

Income before income taxes, equity in net income of affiliated companies and minority interest	2,277	2,793	2,561
Weighted-average statutory tax rate	23.0%	23.0%	22.3%
Income tax expense at the weighted average statutory tax rate	524	642	571

Increase (decrease) in income taxes resulting from
Effect of impairment of investment in debitel	(207)	(80)	—
Effect of recognition of deferred tax asset	—	—	(113)
Effect on deferred taxes due to change in tax rate	115	—	(22)
Effect of income tax of other periods	—	—	(10)
Amortization of goodwill	6	9	11
Income of subsidiaries not taxable	(13)	(30)	(2)
Income not taxable	(3)	(8)	—
Other	(109)	(66)	(41)

Total income tax expense	313	467	394

The weighted-average statutory tax rate includes federal, cantonal and local taxes. Taxable income in Switzerland is allocated among the cantons, and each canton has a different tax rate. The allocation of taxable income among the cantons changed in 2002 as a result of the transition from Swisscom AG to a holding structure. The tax rules for inter-cantonal tax allocation were also changed. This resulted in a decrease in the weighted-average tax rate from 25% to 23%. The deferred tax assets and liabilities were adjusted to reflect these changes, resulting in a one-time charge in 2002 of CHF 115 million. In 2002, 2003 and 2004 weighted-average statutory tax rate, calculated on the basis of the largest group companies was 23.0%, 23.0% and 22.3%, respectively. The decline in the weighted-average tax rate in 2004 is due to a lower tax rate for a major subsidiary.

The effect of the recognition of a deferred tax asset of CHF 113 million consists of three parts. First, at December 31, 2004, Swisscom decided to merge certain of its subsidiaries, that have unrecognized loss carry forwards, with profitable subsidiaries. As a result of this proposed merger, the recognition of these loss carry forwards of CHF 79 million is now probable. Second, another subsidiary utilized a previously unrecognized loss carry forward during 2004 and recorded a benefit of CHF 22 million, and third, this same subsidiary recognized a previously unrecognized deferred tax asset of CHF 12 million because recognition is probable based on recent profitability.

The tax loss carry-forwards are as follows:

CHF in millions	2002	2003	2004

Expiration in 2007	52	52	52
Expiration in 2008	81	81	81
Expiration in 2009	148	148	148
Expiration in 2010	411	132	132
Expiration after 2010	—	86	145
Total tax loss carry-forwards	692	499	558
Thereof capitalized	(346)	(7)	(343)

Total non-capitalized tax loss carry-forwards	346	492	215

The tax effects of temporary differences that give rise to deferred tax assets and liabilities were as follows:

CHF in millions	2002	2003	2004

Deferred tax assets
Intangible assets	343	164	—
Accrued pension cost	119	118	129
Tax losses	80	2	76
Other current and non-current assets	36	38	45
Total deferred tax assets	578	322	250
Deferred tax liabilities
Property, plant and equipment	(402)	(398)	(266)
Accrued liabilities	(21)	(36)	(18)
Other long-term liabilities	(67)	(65)	(62)
Other current assets and intangible assets	(17)	(21)	(39)
Total deferred tax liabilities	(507)	(520)	(385)

Net deferred tax assets (liabilities)	71	(198)	(135)

The movement in deferred tax assets and liabilities (prior to offsetting) is as follows:

		Accrued
	Intangible	pension
CHF in millions	assets	cost	Tax losses	Other	Total

Deferred tax assets
Balance at December 31, 2001	744	127	(12)	30	889
(Charged) credited to income statement	(401)	(8)	92	17	(300)
Acquisition of subsidiaries	—	—	—	1	1
Reclassification	—	—	—	(12)	(12)
Balance at December 31, 2002	343	119	80	36	578
(Charged) to income statement	(179)	(3)	(80)	(2)	(264)
Acquisition of subsidiaries	—	2	2	—	4
Credited to equity	—	—	—	4	4
Balance at December 31, 2003	164	118	2	38	322
(Charged) credited to income statement	(164)	11	74	8	(71)
Acquisition of subsidiaries	—	—	—	2	2
Charged to equity	—	—	—	(3)	(3)

Balance at December 31, 2004	—	129	76	45	250

	Property,		Other
	plant and	Accrued	long-term
CHF in millions	equipment	liabilities	liabilities	Other	Total

Deferred tax liabilities
Balance at December 31, 2001	437	14	75	63	589
Charged (credited) to income statement	(35)	7	(8)	(27)	(63)
Credited to equity	—	—	—	(7)	(7)
Reclassification	—	—	—	(12)	(12)
Balance at December 31, 2002	402	21	67	17	507
Charged (credited) to income statement	(4)	15	(3)	3	11
Charged to equity	—	—	—	2	2
Balance at December 31, 2003	398	36	64	22	520
Charged (credited) to income statement	(132)	(18)	(2)	14	(138)
Acquisition of subsidiaries	—	—	—	1	1
Charged to equity	—	—	—	2	2

Balance at December 31, 2004	266	18	62	39	385

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

CHF in millions	31.12.02	31.12.03	31.12.04

Deferred tax assets	367	185	99
Deferred tax liabilities	(296)	(383)	(234)

14.	Acquisitions of subsidiaries

Acquisitions 2003
As of December 19, 2003, Swisscom acquired 100% of T-Systems Card Services AG from T-Systems Switzerland AG. T-Systems Card Services AG was renamed Billag Card Services AG at the time of acquisition. Billag Card Services AG is a general contractor providing customer retention and loyalty concepts based on customer cards, including cards with credit functionality. The company is responsible for managing customer data and receivable accounts on behalf of its customers.

In February 2003, Swisscom Eurospot, Swisscom’s European Public Wireless LAN provider, acquired 100% of WLAN AG, Munich (Germany) and Megabeam Networks Ltd, London (UK), followed in April 2003 by a 100% acquisition of Aervik B.V., Amsterdam (Netherlands). The acquisitions form part of Swisscom’s strategy to set up a pan-European WLAN business.

All acquisitions were recorded in the consolidated financial statements using the purchase method and the resulting goodwill is amortized on a straight-line basis over a period of three to five years. The deferred purchase consideration payment of CHF 15 million will fall due on June 30, 2005.

Acquisitions 2004
As of September 30, 2004, Swisscom Systems AG acquired 100% of Itelpro Solutions AG, a service-provider in the area of telephone switching equipment. The Company has now been merged with Swisscom Systems AG.

As of December 22, 2004, Swisscom Broadcast AG acquired 84.4% of Tele Rätia AG. Tele Rätia AG is a service-provider in the area of radio and television channel transmission in the Canton Graubünden. Furthermore Swisscom IT Services AG acquired 100% of e4life AG as of December 1, 2004.

No material net revenue or net income were recorded from these transactions in 2004. The pro forma net revenue and net income of the acquired subsidiaries amounted to CHF 6 million and CHF 1 million respectively.

The table below shows the aggregated fair values of the assets acquired, which correspond with the book values under IFRS of the acquired subsidiaries, and the impact of the acquisitions on cash flow:

CHF in millions	2003	2004

Cash and cash equivalents	38	5
Other receivables	370	—
Other current assets	5	—
Property, plant and equipment and other intangible assets	10	12
Goodwill	73	—
Deferred tax assets	4	2
Financial liabilities	(256)	—
Accrued pension cost	(8)	—
Accrued liabilities	(9)	(3)
Other short- and long-term liabilities	(140)	(4)
Purchase price	87	12
Less cash acquired	(38)	(5)
Deferred purchase price	(15)	(10)

Net cash outflow (inflow)	34	(3)

Acquisition of the remaining interest in Swisscom IT Services AG
Effective December 31, 2004, Swisscom AG acquired 100% of AGI Holding AG. AGI Holding AG held 28.9% of the shares in Swisscom IT Services AG. As a result of the transaction Swisscom holds 100% of the shares in Swisscom IT Services AG. The purchase price of AGI Holding AG was CHF 115 million which was offset against the minority interest of CHF 60 million at the time of the acquisition. Goodwill of CHF 55 million was recorded on the transaction.

15.	Earnings per share

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

Basic earnings per share is calculated by dividing net income by the weighted-average number of ordinary shares in issue during the year, excluding ordinary shares purchased by Swisscom and held as treasury shares. The basic earnings per share are calculated as follows:

	2002	2003	2004

Net income (CHF in millions)	824	1,569	1,594
Weighted-average number of ordinary shares issued	67,647,928	66,199,789	64,715,609

Basic earnings per share (CHF)	12.18	23.70	24.63

The difference between basic and diluted weighted-average shares results from the assumption that dilutive stock options and stock appreciation rights outstanding were exercised. All outstanding stock appreciation rights were used for purposes of calculating the weighted-average shares outstanding as they had a dilutive effect. The purchased call options were not included in calculating dilutive earnings per share as their effect was antidilutive. The diluted earnings per share are calculated as follows:

	2002	2003	2004

Net income (CHF in millions)	824	1,569	1,594
Weighted-average number of ordinary shares issued	67,647,928	66,199,789	64,715,609
Adjustment for stock options and appreciation rights	70,132	40,591	569
Weighted-average number of ordinary shares for diluted earnings per share	67,718,060	66,240,380	64,716,178

Diluted earnings per share (CHF)	12.17	23.69	24.63

16.	Cash and cash equivalents

CHF in millions	31.12.02	31.12.03	31.12.04

Cash deposits	832	1,304	875
Term deposits with maturity within 90 days	680	1,800	1,512

Total cash and cash equivalents	1,512	3,104	2,387

The weighted-average effective interest rate on short-term deposits was 1.67% in 2002, 0.26% in 2003 and 0.29% in 2004 and the deposits outstanding at December 31, 2004 have an average maturity of 27 days.

17.	Current financial assets

		Held	Available-	Derivative
	Loans and	for trading	for-sale	financial
CHF in millions	receivables	investments	instruments	instruments	Total

Balance at January 1, 2001	2,950	—	170	150	3,270
Additions	135	—	7	—	142
Disposals	(3,011)	—	(1)	—	(3,012)
Interests	(16)	—	—	—	(16)
Translation adjustments	—	—	(4)	—	(4)
Revaluation deficit included in equity. See Note 33.	—	—	(29)	(8)	(37)
Revaluation (deficit) surplus included in income statement	(3)	—	(4)	(70)	(77)
Balance at December 31, 2002	55	—	139	72	266
Additions	—	—	8	—	8
Disposals	(11)	—	(5)	—	(16)
Revaluation deficit included in equity. See Note 33.	—	—	19	—	19
Revaluation deficit included in income statement	—	—	—	(26)	(26)
Balance at December 31, 2003	44	—	161	46	251
Additions	599	113	168	—	880
Disposals	(44)	—	(7)	—	(51)
Reclassification from non-current financial assets	—	—	193	—	193
Revaluation deficit included in equity. See Note 33.	—	—	41	2	43
Revaluation deficit included in income statement	—	—	—	(31)	(31)

Balance at December 31, 2004	599	113	556	17	1,285

Loans and receivables originated by the entity at December 31, 2004 comprise solely term deposits repayable between three and twelve months after the balance sheet date.

The reclassification from non-current available-for-sale investments includes investments in Infonet Services Corp. (Infonet) and Intelsat Ltd., which were sold in 2005. See Note 24.

At December 31, 2002, the cost basis of certain of Swisscom’s available-for-sale investments exceeded their market value. Based on the short period of time and the amount that the cost basis exceeded the market price, Swisscom concluded that there was no impairment and the excess of CHF 29 million was recorded against equity. At December 31, 2003, the cost basis of a number of these investments continued to exceed the market value. Swisscom believed that the substantial decline in value and the length of time that they were below cost provided objective evidence that these investments were impaired and accordingly, removed CHF 22 million from equity and recorded it under financial expense. At December 31, 2004, the cost basis of certain of Swisscom’s available-for-sale investments exceeded their market value. In view of the substantial decline in value and the length of time that they were below cost the impairment was classified as permanent. Consequently an impairment charge CHF 4 million was recorded under financial expense in 2004. See Note 11.

Included within available-for-sale investments at December 31, 2003 and 2004, are investments whose cost basis of CHF 53 million and CHF 139 million exceeded their market value by CHF 5 million and CHF 22 million, respectively. Swisscom concluded that these investments were not impaired. Therefore, the excess net of unrealized gains was recorded against equity.

Derivative financial instruments comprise cross-currency interest rate swaps, interest rate swaps and forward exchange contracts. See Note 32.

18.	Trade accounts receivable

CHF in millions	31.12.02	31.12.03	31.12.04

Trade accounts receivable, gross	2,255	2,017	1,935
Allowance for bad debts	(196)	(186)	(168)

Total trade accounts receivable, net	2,059	1,831	1,767

19.	Inventories

CHF in millions	31.12.02	31.12.03	31.12.04

Raw material and supplies	77	67	54
Customer premises equipment for resale	82	77	97
Work in progress	17	9	16
Total inventories, gross	176	153	167
Allowance for obsolete and slow-moving items	(45)	(60)	(47)

Total inventories, net	131	93	120

20.	Other current assets

CHF in millions	31.12.02	31.12.03	31.12.04

Other receivables and accrued income	203	207	235
Other receivables from collecting activities (Billag Group)	65	428	409
Interest receivable	2	1	2

Total other current assets	270	636	646

21.	Property, plant and equipment

			Vehicles and
	Land and	Technical	other
CHF in millions	buildings	equipment	equipment	Total

At cost
Balance at December 31, 2001	3,347	20,780	1,761	25,888
Additions	3	782	273	1,058
Disposals	(16)	(644)	(207)	(867)
Reclassifications	(120)	(283)	406	3
Translation adjustments	—	(5)	2	(3)
Balance at December 31, 2002	3,214	20,630	2,235	26,079
Additions	6	818	244	1,068
Disposals	(57)	(777)	(214)	(1,048)
Reclassifications	(4)	(3)	7	—
Acquisition/disposal of subsidiary, net	—	(2)	17	15
Balance at December 31, 2003	3,159	20,666	2,289	26,114
Additions	13	870	150	1,033
Disposals	(60)	(1,557)	(138)	(1,755)
Reclassifications	(1)	102	(109)	(8)
Acquisition of subsidiary	—	1	—	1
Translation adjustments	—	(2)	—	(2)
Balance at December 31, 2004	3,111	20,080	2,192	25,383

Accumulated depreciation
Balance at December 31, 2001	2,155	14,587	1,086	17,828
Depreciation	47	1,255	250	1,552
Disposals	(11)	(596)	(184)	(791)
Reclassifications	(75)	(121)	196	—
Translation adjustments	—	(1)	—	(1)
Balance at December 31, 2002	2,116	15,124	1,348	18,588
Depreciation	44	1,233	266	1,543
Disposals	(50)	(752)	(193)	(995)
Reclassifications	—	10	(10)	—
Acquisition/disposal of subsidiary, net	—	(2)	9	7
Balance at December 31, 2003	2,110	15,613	1,420	19,143
Depreciation	38	1,092	263	1,393
Impairment	—	155	—	155
Disposals	(46)	(1,534)	(122)	(1,702)
Reclassifications	—	99	(99)	—
Translation adjustments	—	(1)	—	(1)
Balance at December 31, 2004	2,102	15,424	1,462	18,988

Net book value

At December 31, 2001	1,192	6,193	675	8,060
At December 31, 2002	1,098	5,506	887	7,491
At December 31, 2003	1,049	5,053	869	6,971
At December 31, 2004	1,009	4,656	730	6,395

Included within property, plant and equipment are the following:

CHF in millions	31.12.02	31.12.03	31.12.04

Assets under construction	200	286	362

Technical equipment acquired under finance lease
At cost	567	567	566
Accumulated depreciation	(342)	(399)	(453)

Net book value	225	168	113

Buildings relating to the sales leaseback
At cost	1,185	1,185	1,185
Accumulated depreciation	(474)	(494)	(514)

Net book value	711	691	671

As a result of increased competition in the international termination and transit business, which resulted in a decline of prices and margins, Swisscom reassessed its strategy in this business area. Swisscom entered into discussions with Belgacom in 2004 and, in February 2005, signed an agreement with them whereby both Fixnet and Belgacom will transfer their international wholesale businesses into a newly formed company with effect from July 1, 2005. Fixnet will have a minority stake in this new company. As a result of the planned transfer, this business was redefined as an independent cash generating unit in 2004. Swisscom recorded an impairment charge of CHF 155 million relating to the assets of the business, which are primarily long-term utilization rights to sea cables. This impairment charge, which was recorded in the Fixnet segment, represents the difference between the carrying value of the assets of CHF 190 million and the value in use of CHF 35 million. The value in use amount represents the forecasted cash flows discounted at 10.9% and approximates the value at which the assets will be transferred into the new Company.

22.	Investments in affiliated companies

		Goodwill
		from	Total
	Equity in	investments	investments
	affiliated	in affiliated	in affiliated
CHF in millions	companies	companies	companies

Net carrying value
Balance at December 31, 2001	562	29	591
Additions	31	6	37
Equity in net result of operations	100	(1)	99
Disposals	(5)	(34)	(39)
(Loss) gain on disposal	(12)	7	(5)
Translation adjustments	(1)	—	(1)
Balance at December 31, 2002	675	7	682
Additions	17	—	17
Dividends received	(135)	—	(135)
Equity in net result of operations	69	—	69
Disposals	(511)	—	(511)
Loss on disposal	(71)	(7)	(78)
Translation adjustments	(3)	—	(3)
Balance at December 31, 2003	41	—	41
Dividends received	(5)	—	(5)
Equity in net result of operations	22	—	22

Balance at December 31, 2004	58	—	58

Equity in net income of affiliated companies

CHF in millions	31.12.02	31.12.03	31.12.04

Equity in net result of operations	99	69	22
Loss on disposal of affiliated companies	(5)	(78)	—

Total equity in net income of affiliated companies	94	(9)	22

Year ended December 31, 2002

Additions Additions for 2002 of CHF 37 million comprise primarily an additional investment in AUCS.

Equity in net result of operations Equity in net result of operations comprises primarily Swisscom’s share of net income from Cesky Telecom and the gain on AUCS.

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

Loss on disposal
In December 2003, Swisscom sold its investment in Cesky Telecom, which was held by Telsource, to international investors, in an accelerated book building process. The sales price after transaction costs was CHF 510 million. Swisscom recorded a loss on disposal of CHF 71 million, after recognizing cumulated translation gains of CHF 41 million. Telsource ceased to operate after the sale of Cesky Telecom.

Year ended December 31, 2004

Equity in net result of operations Equity in net result of operations comprises primarily Swisscom’s share of net income from Publidirect and AUCS.

Selected aggregated key data The following schedule provides selected aggregated key data of Swisscom’s proportionate interest in joint ventures including AUCS and TelSource.

CHF in millions	2002	2003	2004

Income statement
Net revenue	65	29	—
Total operating expenses	(79)	(101)	1
Operating (loss) income	(14)	(72)	1
Net (loss) income	(105)	(72)	1

Balance sheet (at end of year)
Current assets	23	20	21
Fixed assets	676	1	—
Current liabilities	36	9	4
Long-term liabilities	34	8	8

Shareholders’ equity	629	4	9

23.	Goodwill and other intangible assets

		Internally	Other
		generated	intangible
CHF in millions	Goodwill	software	assets	Total

At cost
Balance at December 31, 2001	114	154	190	458
Additions	36	39	30	105
Disposals	—	(2)	(1)	(3)
Reclassifications	—	10	(13)	(3)
Translation adjustments	—	—	(1)	(1)
Balance at December 31, 2002	150	201	205	556
Additions	—	33	64	97
Disposals	—	(6)	(3)	(9)
Reclassifications	—	(2)	2	—
Acquisition of subsidiaries	73	—	2	75
Translation adjustments	2	—	4	6
Balance at December 31, 2003	225	226	274	725
Additions	55	27	76	158
Disposals	—	(1)	(20)	(21)
Reclassifications	—	5	3	8
Acquisition of subsidiaries	—	—	11	11
Balance at December 31, 2004	280	257	344	881

Accumulated amortization
Balance at December 31, 2001	9	39	25	73
Amortization	26	58	30	114
Disposals	—	(1)	—	(1)
Reclassifications	—	1	(1)	—
Translation adjustments	1	—	—	1
Balance at December 31, 2002	36	97	54	187
Amortization	41	65	36	142
Disposals	—	(5)	(2)	(7)
Reclassifications	—	(1)	1	—
Translation adjustments	1	—	—	1
Balance at December 31, 2003	78	156	89	323
Amortization	49	44	58	151
Disposals	—	(1)	(8)	(9)
Reclassifications	—	1	(1)	—
Balance at December 31, 2004	127	200	138	465

Net book value
At December 31, 2001	105	115	165	385
At December 31, 2002	114	104	151	369
At December 31, 2003	147	70	185	402
At December 31, 2004	153	57	206	416

Acquisition of subsidiaries
The additions of Swisscom’s goodwill in 2003 relate to acquisitions of Billag Card Services AG (previously T-Systems Card Services AG) and its acquisitions of Swisscom Eurospot SA in Germany, the UK and the Netherlands in connection with the development of its European WLAN-business. See Note 14.

Addition in Goodwill In 2004, addition in goodwill relates to the acquisition of AGI Holding AG. See Note 14.

24. Non-current financial assets

			Financial
	Available-	Loans and	assets from	Other
	for-sale	receivables	cross-border	financial
CHF in millions	investments	originated	tax leases	assets	Total

Balance at December 31, 2001	448	111	1,295	27	1,881
Additions	—	33	26	—	59
Disposals	—	(23)	(1)	(10)	(34)
Translation adjustments	—	—	(216)	—	(216)
Write-off of loans receivable	—	(4)	—	—	(4)
Revaluation deficit included in equity. See Note 33.	(3)	—	—	—	(3)
Revaluation deficit included in income statement	(152)	—	—	—	(152)
Balance at December 31, 2002	293	117	1,104	17	1,531
Additions	—	9	29	—	38
Disposals	(2)	(38)	(1)	(3)	(44)
Translation adjustments	1	—	(119)	—	(118)
Write-off of loans receivable	—	(4)	—	—	(4)
Revaluation deficit included in equity. See Note 33.	(31)	—	—	—	(31)
Revaluation deficit included in income statement	(33)	—	(2)	—	(35)
Balance at December 31, 2003	228	84	1,011	14	1,337
Additions	—	306	28	—	334
Disposals	(18)	(83)	(1)	(6)	(108)
Reclassification to current financial assets	(193)	—	—	—	(193)
Translation adjustments	—	2	(86)	—	(84)
Write-off of loans receivable	—	(11)	—	—	(11)
Revaluation deficit included in equity. See Note 33.	(1)	—	—	1	—

Balance at December 31, 2004	16	298	952	9	1,275

The market value of Swisscoms investment in Swiss International Airlines Ltd (Swiss) amounted to CHF 38 million on December 31, 2002 and CHF 5 million on March 31, 2003. Swisscom determined that the significant decline in the market value of the investment provided objective evidence that the asset was impaired. Accordingly, in 2002 and the first quarter of 2003 CHF 41 million and CHF 33 million, respectively were removed from equity and recorded under financial expense. The CHF 3 million that was recorded in equity in 2001 was reversed in 2002. At December 31, 2003 and 2004, the market value exceeded the cost basis by CHF 12 million and CHF 11 million, respectively. This fair value adjustment was recorded against equity.

In 2002, the shares of Infonet Services Corp. (Infonet), like many other companies in the telecommunications sector, declined sharply. At December 31, 2002 Swisscom’s cost basis exceeded its market value by CHF 111 million. Swisscom believed the substantial declines in the value of the shares and the length of time that they were below cost provided objective evidence that this investment was impaired. Accordingly, at December 31, 2002 Swisscom removed the CHF 111 million, from equity and recorded it under financial expense. At December 31, 2003, the market value of Infonet had decreased by CHF 53 million to CHF 175 million. No impairment was recorded because the market price exceeded the cost basis just before and after year-end. The excess of the cost basis over the market value of CHF 53 million was therefore recorded against equity.

In 2004, Swisscom signed an agreement for the sale of its investment in Infonet for CHF 196 million. The transaction was completed on February 25, 2005. The CHF 32 million difference between the fair value, which was the agreed sales price, and carrying amount was removed from equity in the fourth quarter of 2004 and recorded under financial expense.

The reclassifications to current available-for-sale investments comprise Swisscom’s investments in Infonet Services Corp. and Intelsat Ltd. which were sold in 2005. See Note 17. This item now only includes the investment in Swiss.

Additions of CHF 306 million in 2004 under loans and receivables originated by the entity are mainly attributable to the granting of two vendor loan notes in connection with the sale of debitel. See Note 39.

Swisscom entered into cross-border tax lease arrangements in 1999 and 2000. The financial assets of these arrangements are recorded in USD and were valued using the exchange rate on the balance sheet date. This valuation resulted in a translation adjustment of CHF 86 million in 2004. Financial assets from cross-border tax lease arrangements represent those assets that were not offset with corresponding liabilities. See Note 25.

25.	Debt

Short-term debt

CHF in millions	31.12.02	31.12.03	31.12.04

Short-term loans	11	—	—
Short-term bank credit (Billag Group)	—	256	—
Current portion of long-term debt	750	1	9
Employee savings deposits	2	—	—
Short-term loans payable to affiliated companies	3	3	6
Current portion of finance lease obligations. See Note 29.	63	61	137
Derivative financial instruments. See Note 32.	131	195	232

Total short-term debt	960	516	384

Long-term debt
Long-term debt consists primarily of unsecured fixed interest rate loans, denominated in Swiss francs, granted by the Swiss Post and financial liabilities from cross-border tax lease arrangements, denominated in USD. Maturities are as follows:

CHF in millions	31.12.02	31.12.03	31.12.04

Swiss Post loan	750	—	—
Financial liability from Cross-border tax lease arrangements	1,463	1,339	1,262
Other long-term debt	19	—	—
Total	2,232	1,339	1,262
Less current portion	(750)	(1)	(9)

Total long-term debt	1,482	1,338	1,253

Between 1996 and 2002, Swisscom entered into cross-border tax lease arrangements under the terms of which parts of its fixed and mobile networks were to be sold or leased long-term to US American Trusts and leased back with terms of up to 30 years. Swisscom has an early buyout option on these assets after a contractually agreed period.

Swisscom defeased a major part of the lease obligations through highly rated financial assets and payment undertaking agreements. The financial assets were irrevocably placed with trusts. The payment undertaking agreements were signed with financial institutions with minimal credit risk. In accordance with Interpretation SIC-27 “Evaluating the substance of transactions involving the legal form of a lease” these financial assets or payment undertaking agreements and the liabilities in the same amount are offset in the balance sheet if the criteria for offsetting of assets and liabilities are met. One of the transactions entered into in 2000 does not meet the criteria of SIC-27 and is consequently reported in the balance sheet.

As of December 31, 2004, the liabilities and assets resulting from these transactions totalled USD 3,980 million (CHF 4,547 million) and USD 3,713 million (CHF 4,237 million), respectively. Of this amount USD 2,878 million (CHF 3,285 million) are not reported in the balance sheet in accordance with SIC-27. Of the liabilities reported in the amount of CHF 1,262 million, CHF 952 million is covered by financial assets.

The gains from the transactions were recognized as financial income in the period the transactions were closed. In 2002, Swisscom recorded a gain of CHF 28 million under financial income.

In the transaction concluded in 2002 Swisscom was required to provide a letter-of-credit to secure a part of its obligations to the equity investors in the event of the transaction being terminated prematurely due to the fault of Swisscom. Swisscom is obliged to issue further letters-of-credit if the Swiss Confederation gives up its majority shareholding in Swisscom.

In connection with these lease transactions Swisscom committed to meet minimum credit ratings. Shortly before the end of 2004 the credit rating of some financial assets dropped below the minimum rating agreed in the contracts. Swisscom is in the process of replacing these assets with securities meeting the agreed minimum rating which it estimates will cost CHF 34 million. As a result, a provision was recognized as financial expense.

Future minimum payments resulting from cross-border tax lease arrangements are due as follows:

CHF in millions	31.12.02	31.12.03	31.12.04

Within one year	66	65	73
Within 1-2 years	72	75	63
Within 2-3 years	87	64	222
Within 3-4 years	73	237	104
Within 4-5 years	77	108	16
After 5 years	4,041	3,016	2,847
Total future payment commitments	4,416	3,565	3,325
Less future interest charges	(2,963)	(2,232)	(2,068)
Total liability from cross-border tax lease arrangements	1,453	1,333	1,257
Fair value adjustments	10	6	5

Long-term liability from cross-border tax lease arrangements	1,463	1,339	1,262

Average interest rates of financial liabilities The weighted-average effective interest rates at the balance sheet date were as follows:

CHF in millions	2002	2003	2004

Short-term loans	5.62%	—	—
Short-term bank credit (Billag Group)	—	—	1.08%
Employee savings deposits	2.45%	—	—
Swiss Post loan	3.65%	3.72%	—
Short-term loans payable to affiliated companies	4.64%	2.13%	1.29%
Financial liability from cross-border tax lease arrangements	6.78%	6.71%	7.36%

26.	Accrued liabilities

		Dismantlement
		and
	Termination	restoration
CHF in millions	benefits	costs	Environmental	Other	Total

Balance at December 31, 2001	76	349	32	127	584
Additional provisions	94	3	—	117	214
Present value adjustment	3	22	1	—	26
Reversal of unused provisions	(2)	(3)	(5)	(14)	(24)
Utilized during year	(53)	—	—	(25)	(78)
Translation adjustments	—	—	—	(1)	(1)
Balance at December 31, 2002	118	371	28	204	721
Additional provisions	100	4	5	167	276
Present value adjustment	1	(39)	—	—	(38)
Reversal of unused provisions	(12)	(22)	—	(77)	(111)
Utilized during year	(90)	—	—	(35)	(125)
Acquisition of subsidiaries	—	—	—	9	9
Balance at December 31, 2003	117	314	33	268	732
Additional provisions	45	6	—	188	239
Present value adjustment	1	22	1	—	24
Reversal of unused provisions	(4)	(5)	(1)	(36)	(46)
Utilized during year	(69)	—	(4)	(30)	(103)
Acquisition of subsidiaries	—	—	—	3	3
Translation adjustments	—	—	—	(1)	(1)
Balance at December 31, 2004	90	337	29	392	848
Less current portion	(69)	—	—	(145)	(214)

Total non-current accrued liabilities	21	337	29	247	634

For further information concerning termination benefits see Note 7.

Included within other accrued liabilities is a provision recorded for possible liabilities relating to interconnection procedures. See Note 35.

Provisions for dismantlement and restoration costs
Provisions for dismantlement and restoration costs relate to the dismantlement of mobile stations and analog transmitter stations and restoration of property owned by third parties on which the transmitters are located. In 2003, Swisscom extended the expected timing of the dismantlement as a result of a major customer deciding, contrary to previous intentions, to continue to use these stations for a longer period. The dismantlements are now expected to be incurred mainly after 2010. This resulted in a reduction in the present value of CHF 43 million. The provision is based on future estimated costs and is discounted using a discount rate of 3.0% in 2002 and 2003 and 2.5% in 2004. The amount of the present value adjustment includes amounts arising from the change in the discount rate in 2002, 2003 and 2004 of CHF 11 million, CHF 4 million and CHF 12 million, respectively. In 2003, provisions were reduced by CHF 22 million due to the elimination of the liability resulting from the sale of stations.

27.	Other current liabilities

CHF in millions	31.12.02	31.12.03	31.12.04

Interest payable	2	1	1
VAT payable	120	111	122
Social security payable	13	12	18
Accrual for overtime and unused vacation	72	58	67
Accrued expense and other current liabilities	677	518	546
Withholding tax from share buy-back. See Note 34.	—	—	119
Liabilities from collecting activities (Billag Group)	—	213	201
Revenue received in advance	332	254	173

Total other current liabilities	1,216	1,167	1,247

Revenue from the sale of telephone cards for the fixed network, which are valid for three years, is deferred and recognized either when the services are provided or once the card is no longer valid. Historically Swisscom was not able to reliably track the total amount of unutilized credit for cards that were no longer valid. In 2003, however, Swisscom implemented changes to the system to allow them to reliably track this amount. As a result, in 2003 Swisscom released CHF 72 million to revenue, of which CHF 68 million relate to 2002 and earlier.

28.	Other long-term liabilities

CHF in millions	31.12.02	31.12.03	31.12.04

Revenue received in advance	23	15	13
Deposits received from customers	44	36	31
Deferred gain on sale and leaseback of real estate	232	228	223
Other long-term liabilities	8	19	2

Total other long-term liabilities	307	298	269

The amortization of the deferred gain on sale and leaseback transactions is included in other income.

29.	Lease obligation

The cross-border tax lease transactions from the years 1996 and 1997 mentioned in Note 25 are reported in the balance sheet as liabilities from finance leases. Liabilities relating to these transactions are included in the table below.

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

Future minimum payments relating to these transactions are due as follows:

CHF in millions	31.12.02	31.12.03	31.12.04

Within one year	133	121	210
Within 1-2 years	129	223	81
Within 2-3 years	243	84	95
Within 3-4 years	87	99	167
Within 4-5 years	104	177	52
After 5 years	2,276	2,092	2,032
Total future payment commitments	2,972	2,796	2,637
Less future interest charges	(1,787)	(1,712)	(1,631)
Total finance lease obligations (according to contract)	1,185	1,084	1,006
Fair value adjustments	32	18	7
Accrued interest	38	29	22
Total finance lease obligations	1,255	1,131	1,035
Less current portion. See Note 25.	(63)	(61)	(137)

Long-term finance lease obligation	1,192	1,070	898

The present value of finance lease liabilities is as follows:

CHF in millions	31.12.02	31.12.03	31.12.04

Within one year	63	61	137
Within 1-2 years	60	148	29
Within 2-3 years	164	30	43
Within 3-4 years	32	46	119
Within 4-5 years	50	129	8
After 5 years	816	670	670

Total finance lease obligations (according to contract)	1,185	1,084	1,006

The weighted-average effective interest rates for obligations from finance lease amounted to 4.93%, 5.16% and 6.29% for 2002, 2003 and 2004, respectively.

Payments for operating leases amounted to CHF 84 million, CHF 87 million and CHF 110 million in 2002, 2003 and 2004, respectively. Future minimum lease payments resulting from operating lease contracts are due as follows:

CHF in millions	31.12.02	31.12.03	31.12.04

Within one year	77	86	113
Within 1-5 years	245	201	227
After 5 years	218	179	204

Total future payment commitments from operating leases	540	466	544

30.	Minority interests

CHF in millions	31.12.02	31.12.03	31.12.04

Balance at beginning of year	770	781	731
Share of net profit of subsidiaries	301	340	352
Effect of acquisitions and divestitures	10	—	(60)
Dividends paid to minority interests	(300)	(390)	(360)

Balance at end of year	781	731	663

31.	Shareholders’ equity

Shares issued at December 31, 2002, 2003 and 2004, totalled 66,203,261. Each share has a par value of CHF 9 (2002) and CHF 1 (2003 and 2004). All issued shares are fully paid. Each share entitles the holder to one vote.

The number of treasury stock and shares outstanding is as follows:

CHF in millions	2002	2003	2004

Issued shares at beginning of year	73,550,000	66,203,261	66,203,261
Treasury stock at beginning of year	(3,431)	(1,605)	(2,272)
Balance of shares outstanding at beginning of year	73,546,569	66,201,656	66,200,989
Purchase and sale, net	(123,442)	(54,306)	(99,519)
Sale of treasury stock in share purchase schemes. See Note 8.	125,268	53,639	99,364
Share buy-back	—	—	(4,720,500)
Balance of treasury stock at end of year	(1,605)	(2,272)	(4,722,927)
Shares bought back and cancelled	(7,346,739)	—	—

Balance of shares outstanding at end of year	66,201,656	66,200,989	61,480,334

The average and transaction price for treasury stock was:

	Number	Average price in CHF	CHF in million

Balance at December 31, 2001	3,431	437	2
Purchase and sale, net	123,442	500	62
Sale of treasury stock in share purchase schemes. See Note 8.	(125,268)	500	(63)
Share buy-back	7,346,739	580	4,264
Capital reduction	(7,346,739)	580	(4,264)
Balance at December 31, 2002	1,605	435	1
Purchase and sale, net	54,306	434	23
Sale of treasury stock in share purchase schemes. See Note 8.	(53,639)	434	(23)
Balance at December 31, 2003	2,272	435	1
Purchase and sale, net	99,519	423	42
Sale of treasury stock in share purchase schemes. See Note 8.	(99,364)	423	(42)
Share buy-back	4,720,500	424	2,001

Balance at December 31, 2004	4,722,927	424	2,002

32.	Financial instruments

CHF in millions	31.12.02	31.12.03	31.12.04

Foreign exchange derivatives
Forward exchange contracts in USD	273	262	162
Forward exchange contracts in EUR	254	42	23
Forward exchange swaps in EUR	—	468	16
Forward exchange swaps in USD	21	—	—
Cross currency interest rate swaps in USD*	667	558	479
Total foreign exchange derivatives	1,215	1,330	680

Interest rate derivatives
Interest rate swaps in USD	320	236	175
Cross currency interest rate swaps in USD*	369	319	254
Total interest rate derivatives	689	555	429

Total derivative financials instruments	1,904	1,885	1,109

*	Separated in foreign exchange and interest rate components.

CHF in millions	31.12.02	31.12.03	31.12.04

Contracts with positive fair values
Fair value hedges	33	18	6
Cash flow hedges	—	(1)	—
Non qualifying derivative financial instruments	39	29	11

Total. See Note 17.	72	46	17

Contracts with negative fair values
Fair value hedges	—	(6)	(6)
Cash flow hedges	29	20	19
Non qualifying derivative financial instruments	102	181	219

Total. See Note 25.	131	195	232

Included in the derivative financial instruments are primarily cross-currency interest rate swaps, interest rate swaps and foreign exchange forwards to hedge interest rate risks and foreign exchange risks with respect to USD relating to the cross-border lease arrangements entered into in 1996, 1997, 2000 and 2002. The maximum length of time hedged is four years for cross-border lease arrangements entered into in 1996 and 1997, 24 years for arrangements entered into in 2000 and nine years for arrangements entered into in 2002.

Also included are foreign exchange forwards for EUR and USD contained in derivative instruments designated to hedge future transactions in connection with the procurement of mobile equipment and obligations arising from international telephone traffic. They are classified as non qualifying derivative financial instruments as they do not qualify as cash flow hedges.

Fair value of financial instruments

The following table presents the carrying amounts and fair values of Swisscom’s financial instruments outstanding at December 31, 2002, 2003 and 2004. The carrying amounts in the table are included in the balance sheet under the indicated captions. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidated sale.

	Carrying	Fair	Carrying	Fair	Carrying	Fair
CHF in millions	amount 2002	value 2002	amount 2003	value 2003	amount 2004	value 2004

Financial assets
Cash and cash equivalents	1,512	1,512	3,104	3,104	2,387	2,387
Current financial assets	266	266	251	251	1,285	1,285
Trade accounts receivable	2,059	2,059	1,831	1,831	1,767	1,767
Other current assets	270	270	636	636	646	646
Non-current financial assets*	1,531	2,073	1,337	1,787	1,275	1,640

Financial liabilities
Short-term debt*	960	970	516	515	384	384
Trade accounts payable	600	600	605	605	511	511
Long-term debt*	1,482	2,088	1,338	1,804	1,253	1,665
Finance lease obligation*	1,192	1,670	1,070	1,480	898	1,381

*	The difference between carrying value and net fair value relates principally to the interest rate movements.

Estimation of fair values

Trade accounts receivable, trade accounts payable and other current assets The carrying amounts are a reasonable estimate of the fair value because of the short maturity of such instruments.

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

Finance lease obligations The fair value of finance lease obligations is estimated using the expected future payments discounted at market interest rates.

Debt The fair value of fixed rate debt is estimated using the expected future payments discounted at market interest rates.

33.	Fair value and other reserves

	Hedging	Fair value	Translation
CHF in millions	reserve	reserve	reserve	Total

Balance at December 31, 2001	3	1	(288)	(284)
Translation adjustments	—	—	(18)	(18)
Transfers to income statement	4	—	—	4
Revaluation	(37)	(32)	—	(69)
Tax effect	7	1	—	8
Balance at December 31, 2002	(23)	(30)	(306)	(359)
Translation adjustments	—	—	115	115
Write-off of translation gain from sale of investment in Cesky Telecom	—	—	(41)	(41)
Fair value adjustments of current available-for-sale investments	—	19	—	19
Fair value adjustments of non-current available-for-sale investments	—	(31)	—	(31)
Impairment of current available-for-sale investments	—	22	—	22
Fair value adjustments of derivative financial instruments	9	—	—	9
Transfers in equity	—	(7)	7	—
Tax effect	—	2	—	2
Balance at December 31, 2003	(14)	(25)	(225)	(264)
Translation adjustments	—	—	(21)	(21)
Write-off of translation loss from sale of debitel	—	—	238	238
Fair value adjustments of current available-for-sale investments	—	41	—	41
Fair value adjustments of non-current available-for-sale investments	—	(1)	—	(1)
Impairment of investment in Infonet Services Corp.	—	32	—	32
Gain on sale of investment in Eutelsat	—	(9)	—	(9)
Impairment of current available-for-sale investments	—	4	—	4
Fair value adjustments of derivative financial instruments	2	—	—	2
Tax effect	(2)	(4)	—	(6)

Balance at December 31, 2004	(14)	38	(8)	16

For further information on impairments see Notes 17 and 24. Revaluation and fair value adjustments comprise primarily the effect on fair value adjustments, cross-currency interest rate swaps, interest rate swaps and foreign exchange forwards for the cross-border tax lease transactions and to the current and non-current available-for-sale investments. See Notes 17 and 24.

34.	Cash generated from operations and significant non-cash investing and financing transactions

		Year ended December 31
CHF in millions	Note	2002	2003	2004

Net Income		824	1,569	1,594
Adjustments for Discontinued operation (debitel)	39	933	408	243
Minority interest	30	301	340	352
Equity in net income of affiliated companies	22	(94)	9	(22)
Income tax expense	13	313	467	394
Depreciation	21,23	1,552	1,543	1,548
Amortization	23	114	142	151
Issuance of shares and options to management and employees	8	39	12	14
Net loss on disposal of fixed assets	5,10	52	18	18
Financial expense	11	508	196	285
Financial income	12	(197)	(170)	(141)
		4,345	4,534	4,436

Changes in operating assets and liabilities, net of effects of acquisitions and disposals of subsidiaries
Decrease in trade accounts receivable		37	229	64
Decrease (increase) in inventories		49	39	(27)
Decrease (increase) in other current assets		1	6	(21)
Decrease in trade accounts payable		(78)	(18)	(95)
(Decrease) increase in other current and accrued liabilities		(48)	(106)	7
Decrease in other long-term liabilities		(27)	(25)	(14)
(Decrease) increase in accrued pension cost		(117)	5	5

Cash generated from operations		4,162	4,664	4,355

Significant non-cash investing and financing transactions
At the end of May 2004, Swisscom launched a scheme to buy back up to CHF 2 billion worth of shares. The seller receives the selling price of the share less the withholding tax of 35%. As of December 31, 2004, shares had been bought back for a total of CHF 2,001 million, of which 35% or CHF 700 million is due in withholding tax. Until December 31, 2004, CHF 581 million had been paid to the tax authorities. The outstanding CHF 119 million, included under other current liabilities, will be paid in the first quarter of 2005. In the cash flow statement, the outstanding withholding tax is not presented as a change in other current liabilities.

In connection with the sale of debitel Swisscom granted the buyer for a portion of the purchase price two vendor loan notes with a total nominal value of EUR 210 million. The vendor loan notes are initially recognized at fair value of CHF 254 million under non-current financial assets. Until December 2004, the carrying amount of the loans had increased by CHF 19 million through application of the effective interest rate method. See Note 39.

35.	Commitments and contingencies

Contractual commitments for future capital expenditures and investments
Contractual commitments for future capital expenditures at December 31, 2004, amounted to CHF 134 million, of which CHF 124 million will be due in 2005.

Proceedings relating to Fixed-Fixed Interconnection
Swisscom provides interconnection to other telecommunications service providers in Switzerland. In 2000 two telecommunications service providers filed petitions with the Federal Communications Commission (ComCom) demanding that interconnection conditions be laid down by the court and cost-oriented prices be fixed. On November 6, 2003, ComCom issued decisions in both proceedings, requiring Swisscom to lower interconnection prices with retroactive effect for the years 2000 to 2003 by 25% to 35%. Swisscom lodged an appeal against the ComCom decision with the Federal Court. The two competitors also filed an appeal demanding further reductions than decided by ComCom, without specifying an amount.

In their judgment of October 1, 2004, the Federal Court approved the appeals of the parties, overturned the ComCom decisions on procedural grounds and referred the matter back to ComCom for a new decision. On January 28, 2005, BAKOM (Federal Agency for Communication) served the new proposal to ComCom to the parties. BAKOM proposes a reduction in interconnection prices of 25% to 35% depending on the product. Swisscom and the two petitioners have now been given the opportunity to make a statement on the matter before ComCom makes a decision on the disputed interconnection prices.

In 2004 the two petitioners and two further competitors filed petitions requesting cost-oriented prices for 2004. In addition, the two new petitioners, based on ComCom’s ruling of November 6, 2003, applied for a retroactive reduction from the year 2000. These proceedings have currently been suspended.

In addition to the interconnection prices for 2000 to 2003, ComCom will also rule on individual contractual provisions, including the question of the effect of decisions of authorities on third parties. Swisscom may also lodge an appeal against these new rulings with the Federal Court. The final decision and the settlement of these obligations are not expected prior to mid-2006.

Swisscom has recorded a provision representing management’s best estimate, since the lawsuits were filed. However, Swisscom could be required to incur amounts in excess of management’s estimate and such additional amounts could be material. Swisscom assumes that a ruling will only be valid for the petitioners for the period for which they have submitted their petition and that other parties will not be able to benefit from such a ruling.

The information required by IAS 37 “Provision, Contingent Liabilities and Contingent Assets” with respect of the financial effect and uncertainties relating to the amount has not been disclosed, since a disclosure of the information would seriously prejudice the position of Swisscom in the current legal proceedings.

36.	Segment reporting

Since the beginning of 2004, Enterprise Solutions has been selling its services to customers requiring complex telecommunication solutions including 4,000 Swiss large companies, whereas Fixnet provides standardized telecommunication services for residential and business customers. For this reason, Fixnet took over from Enterprise Solutions some 46,000 customers. At the same time over 100 employees transferred from Enterprise Solutions to Fixnet. As a result of this change the previous year’s figures were restated to take into account the new structure.

The “Fixnet” segment provides primarily access services to residential and business customers, fixed retail telephony traffic in respect of residential and business customers, wholesale traffic services offered to national and international telecommunication providers and payphone services, operator services and prepaid calling cards. Fixnet also provides leased lines, sells customer equipment and operates a directories database.

“Mobile” consists principally of mobile telephony, which includes domestic and international traffic for calls made in Switzerland or abroad by Swisscom’s customers and roaming by foreign operators whose customers use their GSM mobile telephones over Swisscom’s networks. It also consists of value-added services numbers, data traffic as well as the sale of mobile handsets.

“Enterprise Solutions” provides primarily national and international fixed-line voice telephony services to business customers, networking which includes primarily national and international leased lines, intranet services as well as national and, through Infonet Switzerland, international private network services, revenue from inhouse and processes, which include primarily business numbers and revenue from a variety of other services, including consulting, business internet services and public data network services.

The segment “Other” mainly comprises Swisscom Systems AG, Swisscom IT Services AG, Swisscom Broadcast AG, as well as the Billag and the Swisscom Eurospot Group.

“Corporate” covers the costs of headquarters, the real-estate company, the employment company Worklink and costs not directly allocable to a segment.

Following the sale, the “debitel” segment is reported separately as a discontinued business. See Note 39.

Swisscom Systems merged with Swisscom Enterprise Solutions as of January 1, 2005, and will be disclosed as the Swisscom Solutions segment from 2005 onwards.

Intersegment revenue is determined on the basis of annually agreed internal transfer prices. Costs are allocated to the individual segments based on various factors determined by management and commensurate with the level of usage. Costs relating to termination benefits are calculated per segment for the employees participating in one of the workforce reduction programs and are recorded as part of that segment’s expense. Not all of the costs relating to termination benefits recorded by the segments meet the criteria for recognition under IFRS on the Group level, and consequently CHF 119 million, CHF 106 million and CHF 18 million was eliminated in 2002, 2003 and 2004, respectively, in the “Corporate” segment in the consolidated financial statements.

Intersegment profits and losses may occur as a result of billing intersegment services and sales of assets. These are eliminated in the consolidated financial statements and disclosed in segment reporting in the column “Elimination”. Segment assets include all operating assets used by a segment and comprise receivables, inventories, other current assets, property, plant and equipment and intangibles. Segment liabilities include all operating liabilities and comprise primarily accounts payable, accrued pension costs, accrued liabilities and other liabilities.

Swisscom’s operations are focused mainly in Switzerland, where it provides a full range of telecommunication services. After the sale of debitel, Swisscom has no significant business activity abroad.

2002			Enterprise
CHF in millions	Fixnet	Mobile	Solutions	Other	Corporate	Elimination	Total

Net revenue from external customers	4,907	3,434	1,167	833	74	—	10,415
Intersegment net revenue	1,320	678	174	630	630	(3,432)	—
Net revenue	6,227	4,112	1,341	1,463	704	(3,432)	10,415

Goods and services purchased	(1,069)	(767)	(93)	(143)	(1)	—	(2,073)
Personnel expenses	(1,069)	(269)	(196)	(686)	(109)	—	(2,329)
Other operating expenses	(700)	(476)	(56)	(357)	(397)	(3)	(1,989)
Intersegment expenses	(1,540)	(644)	(958)	(171)	(100)	3,413	—
Other income	84	18	—	5	101	22	230
Segment expenses	(4,294)	(2,138)	(1,303)	(1,352)	(506)	3,432	(6,161)
Operating income before depreciation and amortization (EBITDA)	1,933	1,974	38	111	198	—	4,254
Margin in %	31.0	48.0	2.8	7.6	28.1	—	40.8

Depreciation and amortization	(1,049)	(289)	(32)	(205)	(65)	—	(1,640)
Operating income before goodwill amortization	884	1,685	6	(94)	133	—	2,614

Amortization of goodwill	(6)	—	—	(20)	—	—	(26)

Operating income (EBIT)	878	1,685	6	(114)	133	—	2,588

Segment assets	6,310	2,073	337	778	1,424	(716)	10,206
Affiliated companies	43	—	9	—	630		682
Not allocated	—	—	—	—	—	—	3,935
Discontinued operation (debitel)	—	—	—	—	—	—	2,135
Total assets	6,353	2,073	346	778	2,054	(716)	16,958

Segment liabilities	1,738	623	377	618	1,304	(716)	3,944
Not allocated	—	—	—	—	—	—	4,048
Discontinued operation (debitel)	—	—	—	—	—	—	886
Total liabilities	1,738	623	377	618	1,304	(716)	8,878

Capital expenditure	585	392	23	103	24	—	1,127
Depreciation and amortization	1,055	289	32	225	65	—	1,666
(Loss) gain on disposal of assets	(50)	(3)	(1)	(7)	9	—	(52)
Income from affiliated companies	15	—	(2)	—	81	—	94

Geographical Segments

			Additions to
			property, plant
		Carrying amount	and equipment and
2002	Net revenue	of assets	intangible assets

Switzerland	10,180	14,436	1,125
International activities	235	387	2
Discontinued operation (debitel)	—	2,135	—

Total	10,415	16,958	1,127

2003			Enterprise
CHF in millions	Fixnet	Mobile	Solutions	Other	Corporate	Elimination	Total

Net revenue from external customers	4,601	3,511	1,081	761	72	—	10,026
Intersegment net revenue	1,180	629	129	543	631	(3,112)	—
Net revenue	5,781	4,140	1,210	1,304	703	(3,112)	10,026

Goods and services purchased	(690)	(801)	(77)	(138)	—	—	(1,706)
Personnel expenses	(1,017)	(297)	(203)	(585)	(164)	—	(2,266)
Other operating expenses	(643)	(473)	(40)	(283)	(339)	(5)	(1,783)
Intersegment expenses	(1,411)	(599)	(809)	(160)	(71)	3,050	—
Other income	108	14	—	18	26	67	233
Segment expenses	(3,653)	(2,156)	(1,129)	(1,148)	(548)	3,112	(5,522)
Operating income before depreciation and amortization (EBITDA)	2,128	1,984	81	156	155	—	4,504
Margin in %	36.8	47.9	6.7	12.0	22.0	—	44.9

Depreciation and amortization	(1,076)	(310)	(33)	(164)	(61)	—	(1,644)
Operating income before goodwill amortization	1,052	1,674	48	(8)	94	—	2,860

Amortization of goodwill	(7)	—	—	(34)	—	—	(41)

Operating income (EBIT)	1,045	1,674	48	(42)	94	—	2,819

							.
Segment assets	5,787	2,153	294	1,176	1,255	(732)	9,933
Affiliated companies	39	—	—	—	2	—	41
Not allocated	—	—	—	—	—	—	4,881
Discontinued operation (debitel)	—	—	—	—	—	1,685	1,685
Total assets	5,826	2,153	294	1,176	1,257	953	16,540

Segment liabilities	1,660	704	349	779	1,155	(732)	3,915
Not allocated	—	—	—	—	—	—	3,431
Discontinued operation (debitel)	—	—	—	—	—	794	794
Total liabilities	1,660	704	349	779	1,155	62	8,140

Capital expenditures	583	431	13	119	19	—	1,165
Depreciation and amortization	1,083	310	33	198	61	—	1,685
(Loss) gain on disposal of assets	(14)	(10)	(4)	(5)	15	—	(18)
Income from affiliated companies	10	—	(13)	—	(6)	—	(9)

Geographical Segments

			Additions to
			property, plant
2003		Carrying amount	and equipment and
CHF in millions	Net revenue	of assets	intangible assets

Switzerland	9,993	14,751	1,149
International activities	33	104	16
Discontinued operation (debitel)	—	1,685	—

Total	10,026	16,540	1,165

2004			Enterprise
CHF in millions	Fixnet	Mobile	Solutions	Other	Corporate	Elimination	Total

Net revenue from external customers	4,555	3,679	987	768	68	—	10,057
Intersegment net revenue	1,160	677	139	527	540	(3,043)	—
Net revenue	5,715	4,356	1,126	1,295	608	(3,043)	10,057

Goods and services purchased	(693)	(971)	(85)	(106)	—	8	(1,847)
Personnel expenses	(954)	(310)	(155)	(522)	(253)	—	(2,194)
Other operating expenses	(580)	(505)	(28)	(327)	(368)	(1)	(1,809)
Intersegment expenses	(1,403)	(610)	(778)	(142)	(53)	2,986	—
Other income	85	16	—	12	29	55	197
Segment expenses	(3,545)	(2,380)	(1,046)	(1,085)	(645)	3,048	(5,653)
Operating income before depreciation and amortization (EBITDA)	2,170	1,976	80	210	(37)	5	4,404
Margin in %	38.0	45.4	7.1	16.2	-6.1	—	43.8

Depreciation and amortization	(910)	(359)	(14)	(159)	(54)	1	(1,495)
Impairment on fixed assets	(155)	—	—	—	—	—	(155)
Operating income before goodwill amortization	1,105	1,617	66	51	(91)	6	2,754

Amortization of goodwill	(7)	—	—	(42)	—	—	(49)

Operating income (EBIT)	1,098	1,617	66	9	(91)	6	2,705
..

Segment assets	4,967	2,335	230	1,187	1,182	(557)	9,344
Affiliated companies	58	—	—	—	—	—	58
Not allocated	—	—	—	—	—	—	5,046
Total assets	5,025	2,335	230	1,187	1,182	(557)	14,448

Segment liabilities	1,578	604	263	758	1,353	(563)	3,993
Not allocated	—	—	—	—	—	—	3,111
Total liabilities	1,578	604	263	758	1,353	(563)	7,104

Capital expenditures	433	513	16	164	19	(9)	1,136
Depreciation and amortization and impairment	1,072	359	14	201	54	(1)	1,699
(Loss) gain on disposal of assets, net	(14)	(5)	—	(4)	7	(2)	(18)
Income from affiliated companies	12	—	—	—	10	—	22

Geographical Segments

			Additions to
			property, plant
2004		Carrying amount	and equipment and
CHF in millions	Net revenue	of assets	intangible assets

Switzerland	10,048	14,315	1,085
International activities	9	133	51

Total	10,057	14,448	1,136

37.	Research and development

Research and development expenditure not including software development costs amounted to CHF 41 million and CHF 39 million in 2003 and 2004, respectively.

38.	Executive Board and Board of Directors

Total compensation paid by Swisscom to the Board of Directors in 2002, 2003 and 2004 amounted to CHF 1.7 million, CHF 1.9 million and CHF 1.9 million, respectively. Total compensation paid by Swisscom to Executive Board members in 2002, 2003 and 2004 amounted to CHF 9.2 million, CHF 9.9 million and CHF 8.2 million, respectively, including CHF 0.5 million, CHF 0.7 million and CHF 0.6 million relating to contractual commitments for departing members. Total compensation includes fees, salary, bonuses, special pension fund contributions and other contractual obligations. In addition, for the benefit of its Board of Directors Swisscom made social security contributions of CHF 0.2 million and CHF 0.3 million and CHF 0.2 million in 2002, 2003 and 2004, respectively. For the benefit of its Executive Board members Swisscom made social security and ordinary pension fund contributions and insurance payments CHF 1.1 million in 2002, CHF 1.4 million in 2003 and CHF 1.4 million in 2004. In 2002, 2003 and 2004, the Executive Board consisted of 13, 12 and 10 members, respectively. In 2002 and 2003, 25% of the Executive Board’s bonus was paid in stock and stock options. In 2004, for the first time no options were given and 25% of the bonus was paid in shares. In 2002 and 2003, 25% of the Board of Directors’ fixed compensation was also paid in stock and stock options. As with the members of the Executive Board, the members of the Board of Directors were also remunerated in shares in 2004 and no options were given. See Note 8.

39.	Discontinued operation (debitel)

On April 29, 2004, Swisscom entered into an agreement to sell its stake in debitel to Telco Holding S.à.r.l. Luxembourg. Telco Holding S.à.r.l. is owned by funds advised by the private equity company Permira. On June 8, 2004, Swisscom completed the sale of its stake in debitel to Telco Holding S.à.r.l. Luxemburg for a total of EUR 640 million. In April 2004, before the sale, Swisscom acquired 2% of debitel shares from Electronic-Partner (EP) thus increasing its investment in debitel to 95% prior to entering into the sale agreement. Of the selling price EUR 430 million was paid in cash in 2004 (before deduction of cash and cash equivalents of CHF 131 million left in debitel). For the remaining part of the selling price of EUR 210 million Swisscom granted a 100% subsidiary of Telco Holding S.à.r.l. two vendor loan notes, of EUR 105 million each.

The repayments of the loans of EUR 210 million in total are scheduled in seven and eight years, respectively. The loans were initially recorded at their fair value of CHF 254 million in total and in the following periods will be recorded using the effective interest rate method. The fair value evaluation was based on an interest rate of 12.5%.

Swisscom has also agreed to bear risk of and indemnify the purchaser for some financial liabilities which may arise at one of debitel’s subsidiaries including the provision of ongoing financial assistance. However, if certain conditions are met, the purchase agreement provides Swisscom with the right to take control over this subsidiary in order to minimize its liability. The buyer also has during a specific period the right to sell this subsidiary back to Swisscom, at the earliest in 2006.

Swisscom also agreed to certain representations and warranties, and other indemnifications to the buyer. From the current perspective the maximum risks amount to approximately EUR 110 million. At December 31, 2004, no related provisions for guarantees were recorded.

Revenue and the period result of debitel up to the completion of the transaction amounted to CHF 4,111 million, CHF 4,555 million and CHF 1,917 million in 2002, 2003 and 2004, respectively, and losses of CHF 933 million and CHF 408 million in 2002 and 2003, respectively, and a profit of CHF 5 million in 2004. Amortization of goodwill of CHF 979 million, CHF 452 million and CHF 57 million is included in this figure in 2002, 2003 and 2004, respectively.

As a result of the transaction a loss on the sale of CHF 248 million was recorded. This includes the write-off of the currency translation loss of CHF 238 million accumulated since the acquisition of debitel in 1999 and recorded in the consolidated statement of shareholders’ equity under other reserves.

As a result of its sale, debitel is disclosed in the consolidated financial statements as a discontinued operation. The prior-year figures have been restated for comparative purposes.

The table below shows the balance sheets, income statement and cash flow statement from operating activities for debitel until the closing of the transaction:

CHF in millions	2002	2003	1.1. - 8.6.2004

Income statement
Net revenue	4,111	4,555	1,917
Operating expenses	(3,952)	(4,418)	(1,830)
Depreciation and amortization	(62)	(68)	(26)
Amortization of goodwill	(277)	(172)	(57)
Impairment of goodwill	(702)	(280)	—
Operating income	(882)	(383)	4
Financial result	(1)	12	31
Income tax expense	(48)	(33)	(30)
Equity in net income of affiliated companies	—	2	3
Minority interest	(2)	(6)	(3)

Income (loss) of the period of discontinued operation	(933)	(408)	5

CHF in millions	31.12.02	31.12.03	8.6.2004

Balance sheet
Cash and cash equivalents	170	133	131
Other current assets	640	583	576
Goodwill and other intangible assets	1,175	808	733
Other non-current assets	150	161	172
Total assets	2,135	1,685	1,612
Financial liabilities	79	81	76
Other liabilities	792	693	638
Minority interest	15	20	18
Total liabilities and minority interest	886	794	732

Total net assets	1,249	891	880

CHF in millions	2002	2003	1.1. - 8.6.2004

Cash flow statement
Net cash provided by operating activities	85	22	85
Net cash used in investing activities	(94)	(23)	(19)
Net cash used in financing activities	(40)	(49)	(62)

Net (decrease) increase in cash and cash equivalents	(49)	(50)	4

The loss on the sale of debitel comprises the following:

CHF in millions

Cash payment	658
Acquisition of additional shares in debitel	(31)
Transaction costs	(11)
Net receipts	616
Fair value of granted loans (vendor loan notes)	254
Net proceeds from the sale	870
Net assets sold	(880)
Write-off of accumulated translation loss out of equity	(238)

Loss on the sale	(248)

40.	Significant subsidiaries and affiliated companies

		Interest in	Consolidation		Share Capital
Company name	Location, country	percent	method		in thousands	Segment

Switzerland
AGI Holding AG [1]	St. Gallen, Switzerland	100	Full	CHF	43,350	Corporate
Billag AG	Fribourg, Switzerland	100	Full	CHF	100	Other
Billag Card Services AG	Brüttisellen, Switzerland	100	Full	CHF	350	Other
Bluewin AG	Zurich, Switzerland	100	Full	CHF	20,000	Fixnet
cablex AG	Berne, Switzerland	100	Full	CHF	5,000	Fixnet
e4life AG [1]	Berne, Switzerland	100	Full	CHF	1,500	Other
Infonet Schweiz AG	Berne, Switzerland	90	Full	CHF	1,500	Enterprise Solutions
PersPec AG	Berne, Switzerland	100	Full	CHF	500	Corporate
PubliDirect Holding AG	Zurich, Switzerland	49	Equity	CHF	10,000	Fixnet
SICAP AG [2]	Köniz, Switzerland	75	Full	CHF	2,000	Mobile
Swisscom Broadcast AG	Berne, Switzerland	100	Full	CHF	25,000	Other
Swisscom Directories AG	Berne, Switzerland	51	Full	CHF	1,500	Fixnet
Swisscom Enterprise Solutions AG	Berne, Switzerland	100	Full	CHF	75,000	Enterprise Solutions
Swisscom Eurospot SA [3]	Geneva Switzerland	100	Full	CHF	10,000	Other
Swisscom Fixnet AG	Berne, Switzerland	100	Full	CHF	1,000,000	Fixnet
Swisscom Immobilien AG	Berne, Switzerland	100	Full	CHF	100,000	Corporate
Swisscom IT Services AG	Berne, Switzerland	100	Full	CHF	150,000	Other
Swisscom Mobile AG	Berne, Switzerland	75	Full	CHF	100,000	Mobile
Swisscom Systems AG	Biel-Bienne, Switzerland	100	Full	CHF	70,000	Other
Tele Rätia AG [1]	Bonaduz, Switzerland	84.4	Full	CHF	1,000	Other
Worklink AG [4]	Berne, Switzerland	40	Full	CHF	100	Corporate

Other countries
AUCS Communications
Services v.o.f. [5]	Hoofddorp, Netherlands	33.33	Equity	EUR	—	Corporate
Swisscom (Belgium) N.V.	Brussels, Belgium	100	Full	EUR	62	Fixnet
Swisscom Carrier Services S.p.A.	Milan, Italy	100	Full	EUR	300	Fixnet
Swisscom (Deutschland) GmbH	Stuttgart, Germany	100	Full	EUR	26	Fixnet
Swisscom (France) S.A.	Paris, France	100	Full	EUR	50	Fixnet
Swisscom Finance Ltd.	St. Helier, Jersey	100	Full	EUR	64,468	Corporate
Swisscom (Netherlands) B.V.	Amsterdam, Netherlands	100	Full	EUR	45,018	Fixnet/Corp.
Swisscom North America, Inc.	Washington D.C., USA	100	Full	USD	—	Fixnet
Swisscom Re AG	Vaduz, Liechtenstein	100	Full	CHF	1,000	Corporate
Swisscom (UK) Ltd.	London, UK	100	Full	GBP	—	Fixnet
TelSource N.V. [5]	Den Haag, Netherlands	49	Equity	EUR	—	Corporate

1)	Acquisition in 2004. See Note 14.
2)	Fully owned subsidiary of Swisscom Mobile AG.
3)	Swisscom Eurospot S.A. has subsidiaries in Germany, France, United Kingdom, the Netherlands, Luxembourg, Spain, Portugal, Italy and Austria.
4)	Worklink AG is the employment company of Swisscom. Although Swisscom only holds 40% in voting rights and capital in Worklink AG, the company is fully consolidated because, from a economic viewpoint, Swisscom carries the major financials risks and also obtains the major benefits.
5)	Joint venture.

In 2004 the fully consolidated subsidiary debitel was sold. See Note 39. For further information on acquisitions in 2003 and 2004 see Note 14.

41.	Post Balance sheet events

Approval of financial statements
Swisscom’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO) approved these financial statements on April 19, 2005 after they had been reviewed by Swisscom’s Disclosure Committee.

Dividend
At the General Meeting of Shareholders on April 26, 2005, a dividend of CHF 14 per share, amounting to a total income distribution of CHF 861 million, is to be proposed for 2004. In these financial statements this dividend payable is not disclosed as a liability. It is accounted for as a dividend contribution against shareholders’ equity in 2005. The dividends declared at the 2004 General Meeting of Shareholders in respect of 2003 was CHF 861 million (2002: CHF 728 million; 2003: CHF 794 million).

Share buy-back
The Board of Directors announced that it intends to launch a share buy-back scheme in the course of 2005 in the amount of around CHF 2 billion in order to distribute the entire equity free cash flow.

Convertible bond of the Swiss Confederation on Swisscom shares
About one third of the convertible bonds of the Swiss Confederation related to Swisscom shares, which mature at the end of February 2005, were exercised by the maturity date. According to the Swiss Confederation authorities, of the 2.67 million shares included in the convertible bond, around 915,000 shares were converted. As a result of the conversion the share of the Swiss Confederation in Swisscom fell from 62.7% to 61.4%. On April 26, 2005 the Board of Directors applied to the Shareholders’ Meeting for a capital reduction. Taking this into account the share of Swiss Confederation in Swisscom is now 66.1%.

Merger of international wholesale business with Belgacom
On February 23, 2005, Belgacom and Swisscom Fixnet signed a joint venture agreement in which Belgacom holds 72%. Swisscom Fixnet will incorporate its international carrier business into the company and in return receive 28% of the capital. The transaction is expected to be concluded at the end of June 2005.

Acquisition of 49% stake in Cinetrade
On April 8, 2005, Swisscom acquired a 49% strategic stake in CT Cinetrade AG, a Swiss media company whose activities include a pay-TV channel, video and DVD film rights as well as movie theaters.

42.	Differences between International Financial Reporting Standards and U.S. Generally Accepted Accounting Principles

The consolidated financial statements of Swisscom have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP would have affected the balance sheet as of December 31, 2002, 2003 and 2004 and net income for each of the years in the three-year period ended December 31, 2004 to the extent described below. A description of the material differences between IFRS and U.S. GAAP as they relate to Swisscom are discussed in further detail below.

Reconciliation of net income from IFRS to U.S. GAAP
The following schedule illustrates the significant adjustments to reconcile net income in accordance with IFRS to the amounts determined in accordance with U.S. GAAP for each of the three years ended December 31.

CHF in millions		2002	2003	2004

Net income according to IFRS		824	1,569	1,594
U.S. GAAP adjustments:
a)	Capitalization of interest cost	(1)	(1)	(4)
b)	Retirement benefits	(17)	(12)	(21)
c)	Stock based compensation	9	6	—
d)	Termination benefits	(20)	11	(10)
e)	Impairment of investments	—	—	—
f)	Cross-border tax leases	(13)	15	49
g)	debitel purchase accounting	(82)	(86)	(23)
h)	Sale of debitel	—	—	342
h)	Deferred interest	—	—	(21)
i)	Revenue recognition	9	31	56
j)	Site restoration	14	18	15
k)	Telephone poles	4	7	—
l)	Goodwill amortization	304	213	106
l)	Goodwill impairment	(1,932)	280	—
m)	Derivative accounting	(21)	—	—
n)	Sale and leaseback transaction	30	24	26
o)	Onerous contracts	—	—	10
p)	Income taxes	29	21	(6)

Net (loss) income according to U.S. GAAP		(863)	2,096	2,113

Additional disclosures required by U.S. GAAP
Income from continuing operations, net of tax		1,780	2,066	1,968
(Loss) gain from discontinued operations, net of tax		(994)	(8)	145
Cumulative effect of accounting change, net of tax. See Notes j, k, l.		(1,649)	38	—

Net (loss) income according to U.S. GAAP		(863)	2,096	2,113

Presented below is a reconciliation of discontinued operations from IFRS to U.S. GAAP:

CHF in millions	2002	2003	2004

Net loss for discontinued operations under IFRS	(933)	(408)	(243)
debitel purchase accounting	(82)	(86)	(23)
Sale of debitel	—	—	342
Goodwill impairment	(283)	280	—
Goodwill amortization	277	172	57
Income taxes	27	34	12

Net (loss) income for discontinued operations according to U.S. GAAP	(994)	(8)	145

The U.S. GAAP basic and diluted earnings (loss) per share is as follows:

CHF	2002	2003	2004

Earnings (loss) per basic share
Earnings from continuing operations	26.31	31.21	30.41
(Loss) earnings from discontinued operations	(14.69)	(0.12)	2.24
Cumulative effect of accounting change, net of tax	(24.38)	0.57	—

(Loss) earnings per basic share	(12.76)	31.66	32.65

Earnings (loss) per diluted share
Earnings from continuing operations	26.29	31.19	30.41
(Loss) earnings from discontinued operations	(14.68)	(0.12)	2.24
Cumulative effect of change in accounting principle	(24.35)	0.57	—

(Loss) earnings per diluted share	(12.74)	31.64	32.65

The shares outstanding used to calculate basic and diluted earnings per share under U.S. GAAP are the same as that used under IFRS.

Reconciliation of shareholders’ equity from IFRS to U.S. GAAP
The following is a reconciliation of the significant adjustments necessary to reconcile shareholders’ equity in accordance with IFRS to the amounts in accordance with U.S. GAAP as at December 31, 2002, 2003 and 2004.

CHF in millions		2002	2003	2004

Shareholders’ equity according to IFRS		7,299	7,669	6,681
U.S. GAAP adjustments:
a)	Capitalization of interest cost	49	48	44
b)	Retirement benefits	(136)	11	(295)
c)	Stock based compensation	4	—	—
d)	Termination benefits	30	41	31
e)	Impairment of investments	(9)	(9)	(20)
f)	Cross-border tax leases	(313)	(298)	(249)
g)	debitel purchase accounting	107	28	—
h)	Sale of debitel	—	—	(254)
h)	Deferred interest	—	—	(21)
i)	Revenue recognition	(223)	(192)	(136)
j)	Site restoration	(25)	(7)	8
k)	Telephone poles	(7)	—	—
l)	Goodwill	(1,050)	(633)	117
m)	Derivative accounting	—	—	—
n)	Sale and leaseback transaction	(256)	(232)	(206)
o)	Onerous contracts	—	—	10
p)	Income taxes	117	97	153

Shareholders’ equity according to U.S. GAAP		5,587	6,523	5,863

Presented below is a reconciliation of the net assets (liabilities) of discontinued operations from IFRS to U.S. GAAP:

CHF in millions	2002	2003	2004

Under IFRS:
Assets from discontinued operations	2,135	1,685	—
Liabilities from discontinued operations	(886)	(794)	—
Net assets from discontinued operations	1,249	891	—
Adjustments:
debitel purchase accounting	107	28	—
debitel goodwill	(1,077)	(701)	—
Income taxes	—	53	—

Net assets (liabilities) from discontinued operations under U.S. GAAP	279	271	—

a)	Capitalization of interest cost

Swisscom expenses all interest costs as incurred. U.S. GAAP requires interest costs incurred during the construction of property, plant and equipment to be capitalized.

The U.S. GAAP reconciliation includes adjustments arising from the application of the method prescribed by Statement of Financial Accounting Standards (SFAS) No. 34, “Capitalization of Interest Cost”.

The effect of capitalization of interest cost and the corresponding additional depreciation expense on the increased amount of property, plant and equipment and the disposal of property would be as follows:

CHF in millions	2002	2003	2004

Interest capitalized during year	8	8	6
Depreciation expense	(9)	(9)	(10)

Net income statement effect	(1)	(1)	(4)

CHF in millions	2002	2003	2004

Gross amount capitalized	96	104	110
Accumulated depreciation	(47)	(56)	(66)

Net amount capitalized	49	48	44

b)	Retirement benefits

For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 “Employers’ Accounting for Pensions” and the disclosure is presented in accordance with SFAS 132(R) “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. Presented below are the disclosures required by U.S. GAAP that are different from that provided under IFRS. Except as described below, the plan liabilities and assets are the same under U.S. GAAP as IFRS. The difference in the balance sheet and income statement amounts are attributable to how and when the respective standards were implemented, and the recognition of a minimum liability in 2002, 2003 and 2004 under U.S. GAAP as well as differences in accounting for prior service costs.

The following weighted average assumptions were used in accounting for the defined benefit plan under U.S. GAAP:

	2002	2003	2004

Weighted average discount rate	3.90%	3.75%	3.15%
Rate of increase in future compensation levels	3.1%	3.1%	2.3%
Expected long-term rate of return on plan assets	5.5%	5.0%	4.5%

Net periodic pension cost includes the following components:

CHF in millions	2002	2003	2004

Service cost on benefits earned	178	182	165
Interest cost on projected benefit obligation	261	255	254
Expected return on plan assets	(248)	(227)	(220)
Amortization of prior service cost	29	29	28
Amortization of actuarial loss	—	30	13
Net periodic pension cost under U.S. GAAP	220	269	240
Net periodic pension cost under IFRS. See Note 9.	203	257	219

Difference between U.S. GAAP and IFRS	(17)	(12)	(21)

The status of the pension plans are as follows:

CHF in millions	2002	2003	2004

Benefit obligation:
At beginning of year	6,316	6,726	6,903
Service cost on benefits earned	178	182	165
Interest cost on projected benefit obligation	261	255	254
Contributions of plan participants	88	97	109
Net transfers	(3)	(160)	(102)
Benefits paid	(214)	(211)	(189)
Actuarial loss (gain)	100	(19)	121
Plan amendments	—	10	(2)
Acquisition	—	23	—
Benefit obligation at end of year	6,726	6,903	7,259

Plan assets at fair value:
At beginning of year	4,562	4,559	4,893
Actual return on plan assets	(195)	341	284
Employer contributions	321	253	214
Contributions of plan participants	88	97	109
Net transfers	(3)	(160)	(102)
Benefits paid	(214)	(211)	(189)
Acquisition	—	14	—
Plan assets at fair value at end of year	4,559	4,893	5,209

Benefit obligation in excess of plan assets	2,167	2,010	2,050
Minimum liability adjustment	683	506	743
Unrecognized actuarial loss	(993)	(830)	(874)
Unrecognized prior service cost	(310)	(292)	(261)
Accrued pension cost under U.S. GAAP	1,547	1,394	1,658
Accrued pension cost under IFRS. See Note 9.	1,101	1,113	1,118

Difference between U.S. GAAP and IFRS	(446)	(281)	(540)

The difference between U.S. GAAP and IFRS is allocated in 2002 to intangible assets of CHF 310 million, pension liability of CHF 446 million and a reduction of equity of CHF 136 million. In 2003 the adjustment is allocated to intangible assets of CHF 292 million, pension liability of CHF 281 million and an increase in equity of CHF 11 million. In 2004 the adjustment is allocated to intangible assets of CHF 245 million, pension liability of CHF 540 million and a reduction of equity of CHF 295 million.

In contrast to the projected benefit obligation, the accumulated benefit obligation, which amounted to CHF 6,106 million in 2002, CHF 6,283 million in 2003 and CHF 6,758 million in 2004, does not include an assumption about future compensation levels in determining the actuarial present value of benefits based on employee service and compensation as of a certain date. Under U.S. GAAP, the pension liability cannot be less than the amount by which the accumulated benefit obligation exceeds plan assets as determined for each individual plan. If an additional minimum liability is recognized, an intangible asset up to the amount of the unrecognized prior service cost for each plan is also recognized and the remaining amount is recorded as part of other comprehensive income (reduction of equity) net of income taxes.

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

A minimum liability adjustment of CHF 743 million was recorded for U.S. GAAP purposes in 2004, of which CHF 245 million, reflecting the unrecognized prior service cost, was recorded as an intangible asset and the remaining CHF 498 million was recorded, net of tax of CHF 111 million, in other comprehensive income (reduction of equity).

Net transfers represents the net amount of transfers out, which represent payments made on behalf of former employees to the pension plans of their new employer that reduce both the plan assets and liabilities, and transfers in, which represent the increase to both the asset and liabilities when employees join Swisscom and transfer assets and liabilities from their previous employer.

Plan assets consist of equity investments, obligations of governmental agencies, and other interest-bearing investments. Actual allocations in the Company’s pension plans at December 31, 2002, 2003 and 2004 and target allocations were as follows:

	Target	2002	2003	2004

Debt Securities	62.5%	65.3%	60.6%	58.8%
Equity securities	30.0%	24.0%	30.9%	32.0%
Real estate and other	7.5%	10.7%	8.5%	9.2%

Total	100.0%	100.0%	100.0%	100.0%

Investment policies and strategies for comPlan are approved periodically by the pension trustees, having regard to the potential risks and returns offered by investment in the various assets available. Target asset allocation and investment return criteria are established by the trustees with the overriding objective of stable earnings growth. Actual results are monitored against those targets and the trustees are required to report to the members of the plan, including an analysis of investment performance on an annual basis at a minimum. Day to day asset management is performed by third party asset management companies, reporting to the pension trustees. The long-term rate of return on plan asset assumptions used to determine pension expense under U.S. GAAP reflects asset allocations, investment strategy and the view of Swisscom’s investment manager as well as historical returns. Swisscom’s asset returns were –4.3% in 2002, 7.5% in 2003 and 5.8% in 2004.

comPlan expects to make the following benefit payments:

CHF in millions	2004

In 2005	308
In 2006	307
In 2007	310
In 2008	319
In 2009	331

From 2010 to 2014	1,771

In 2005, the Company expects to make normal employer pension contributions of CHF 196 million to comPlan.

c)	Stock based compensation

Stock Appreciation Rights
Until December 31, 2000, Swisscom did not recognize any expenses associated with stock appreciation rights under IFRS. Effective January 1, 2001, Swisscom changed its accounting for stock options granted to employees and members of the Executive Board and Board of Directors. Stock options and stock appreciation rights are valued at fair value on the grant date and recorded over the full vesting period under personnel expenses.

As a consequence of the change in accounting under IFRS, management decided to change from the intrinsic-value-based method under Accounting Principles Board Opinion No. 25 (“APB 25”) to the fair-value-based method under SFAS 123 for purposes of U.S. GAAP. SFAS 123 requires the change to be made prospectively, and, therefore, SFAS 123 is applied only to stock appreciation rights granted since 2001 and there is no difference between IFRS and U.S. GAAP relating to these grants. However, grants made prior to January 1, 2001 continued to be accounted for under APB 25, which requires that compensation costs be recognized on appreciation rights measured as the current period appreciation in the share price over the vesting period. Accordingly, the difference in accounting between IFRS and APB 25 of the 2002 depreciation of CHF 9 million has been recorded as a reduction of personnel expenses. During 2003, the options that were accounted for under APB 25 were exercised resulting in a depreciation of CHF 6 million, which was recorded under personnel expenses. As these options were exercised in 2003, there is no longer a difference between IFRS and U.S. GAAP.

A summary of Swisscom’s stock based compensation transactions is shown below:

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	2002	price	2003	price	2004	price

Outstanding at January 1	312,173	336	374,345	362	209,270	425
Options granted	62,180	492	86,930	418	—	—
Options lapsed	(8)	316	(9,552)	400	—	—
Options exercised	—	—	(240,953)	318	—	—
Options sold	—	—	(1,500)	485	(40,220)	375

Outstanding at December 31	374,345	362	209,270	425	169,050	437

As of December 31, 2004, 22,650 stock options were exercisable.

The following table summarizes information about Swisscom’s stock based compensation outstanding at December 31, 2004:

	Number	Weighted	Weighted
	outstanding at	average	average
	December 31,	remaining	exercise
Range of exercise prices	2004	contractual life	price

CHF 350 - CHF 400	14,850	1.3	CHF 368
CHF 401 - CHF 450	86,930	3.3	CHF 418
CHF 451 - CHF 500	59,420	2.2	CHF 468
CHF 501 - CHF 550	2,120	1.8	CHF 504
CHF 551 - CHF 600	5,730	2.3	CHF 569

	169,050	2.7	CHF 437

At December 31, 2004, options exercisable had a weighted average exercise price of CHF 408.

As Swisscom followed the intrinsic-value approach prescribed in APB 25 for accounting for appreciation rights until December 31, 2000, the fair-value disclosure requirements of SFAS 123 will continue to be presented for awards outstanding under those plans. Had Swisscom accounted for those stock appreciation rights in accordance with SFAS 123, net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

CHF in millions	2002	2003	2004

Net (loss) income
As reported	(863)	2,096	2,113
Pro forma	(872)	2,090	2,113

CHF

Basic (loss) earnings per share
As reported	(12.76)	31.66	32.65
Pro forma	(12.89)	31.57	32.65

Diluted (loss) earnings per share
As reported	(12.74)	31.64	32.65
Pro forma	(12.88)	31.55	32.65

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

Put Options
In connection with the 1998 Leveraged Executive Asset Plan (“LEAP”), Swisscom issued 23,276 shares to employees that give them the option of putting the shares back to Swisscom at the initial offering price if the market price of the share on the exercise date is less than the initial public offering price. For U.S. GAAP purposes these shares, with a carrying value of CHF 8 million, were considered to be temporary equity, and had been reclassified to be excluded from shareholders’ equity. In 2003, these options expired and the shares, previously classified as temporary equity under U.S. GAAP, were reclassified to shareholders‘ equity.

d)	Termination benefits

Partial retirement program
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

In 2004, the amount accrued under U.S. GAAP for these employees was CHF 17 million. In addition, Swisscom reversed interest expense of CHF 1 million.

Outplacement program
Termination benefits are not immediately accrued if employees are required to render service until they are terminated. The liability is recognized ratably over the future service period.

Under IFRS, Swisscom accrued termination benefits relating to its outplacement program. Under U.S. GAAP at December 31, 2003 and 2004, Swisscom has reversed termination benefit accruals of CHF 12 million and CHF 17 million, respectively. Under U.S. GAAP, these expenses will be recognized over the future service period of these employees. In 2004, Swisscom recognized CHF 11 million related to termination benefit accruals reversed in 2003.

The U.S. GAAP adjustments that impact the balance sheet consist of the following:

CHF in millions	2002	2003	2004

Accrued liabilities under IFRS	118	117	90
Accrued liabilities under U.S. GAAP	88	76	59

Difference	30	41	31

The U.S. GAAP adjustments that impact the income statement consist of the following:

CHF in millions	2002	2003	2004

Operating expense	90	87	47
Interest expense	2	1	1
Total IFRS expense	92	88	48
Total U.S. GAAP expense	112	77	58

Difference	(20)	11	(10)

e)	Impairment of investments

Under IFRS, Swisscom reversed a write-down of CHF 9 million relating to its investment in Intelsat in 2000. Under U.S. GAAP once a cost method security (non FAS 115 security) is written down the new value becomes its carrying value and it is not subsequently reversed.

In 2004, Swisscom entered into negotiations regarding the disposal of its investment in Intelsat. Under IFRS, Swisscom increased the value of its investment in Intelsat to reflect the expected sales proceeds and recorded an unrealized gain of CHF 11 million in equity in 2004. Under U.S. GAAP, this investment is valued at cost and the unrealized gain was reversed.

The following table shows the gross unrealized losses and fair value of available for sale investments, aggregated by length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2004:

	Less than		Greater than
	12 months	Unrealized	12 months	Unrealized	Total	Unrealized
CHF in millions	Fair Value	loss	Fair Value	loss	Fair Value	loss

Current financial assets	103	(3)	32	(2)	135	(5)
Non-current financial assets	—	—	—	—	—	—

Total	103	(3)	32	(2)	135	(5)

Number of securities with an unrealized loss	92	—	53	—	145	—

When evaluating the Company’s investments for possible impairment, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the investee, and the Company’s ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value. The declines in the above securities are considered to be temporary in nature and, accordingly, the Company does not believe these securities are impaired as of December 31, 2004.

f)	Cross-border tax leases

As described in Note 25, Swisscom entered into a series of transactions in 1999, 2000 and 2002, in which it placed funds into trusts or entered into non-refundable payment undertaking agreements with financial institutions with minimal credit risk. Swisscom concluded that these transactions lacked economic substance under IFRS and were not recognized as the definition of an asset and liability had not been met. Under U.S. GAAP both the asset and liability of CHF 3,786 million, CHF 3,491 million and CHF 3,285 million at December 31, 2002, 2003 and 2004, respectively were recorded on the balance sheet. Future minimum lease payments relating to these leases as of December 31, 2004 are:

CHF in millions

2005	243
2006	166
2007	353
2008	443
2009	107
after 2009	7,620
Total minimum lease payments	8,932
Less future interest charges	(5,647)
Present value of lease payments	3,285
Less current portion	85

Non-current lease obligations	3,200

The difference between the cash proceeds from the sale and the present value of the future minimum lease payments represents a gain on the sale of a tax benefit. The net cash effect resulting from these transactions was a gain from the sale of the tax benefits of CHF 108 million in 1999, CHF 204 million in 2000 and CHF 28 million in 2002. Under IFRS, Swisscom recorded these gains in the period the transactions closed. Under U.S. GAAP, Swisscom is amortizing these amounts over the term of the lease, which ranges from 12 to 30 years, and accordingly recognized income of CHF 15 million in 2002, 2003 and 2004. There are no expected net cash receipts or payments in the future as both the assets and liabilities will decline equally over the term of the lease. The corresponding interest income and expense, which are also equal, of CHF 281 million, CHF 273 million and CHF 258 million were recognized in 2002, 2003 and 2004, respectively.

In connection with these lease transactions Swisscom committed that the financial assets placed into trusts would meet minimum credit ratings. Shortly before the end of 2004, the credit rating of some financial assets decreased below the minimum rating agreed in the contracts. Swisscom is in the process of replacing these assets with securities meeting the agreed minimum rating which it estimates will cost CHF 34 million. This cost represents the difference between the estimated sales proceeds of these securities and the estimated cost of the securities which meet the minimum rating. Under IFRS, Swisscom recorded an expense of CHF 34 million in 2004. As no transaction has taken place and the financial assets market value has not been impaired, no amount has been recorded under U.S. GAAP and the loss recorded under IFRS was reversed. The expense that Swisscom actually incurs to restore the minimum rating will be recorded under U.S. GAAP in future years as appropriate.

g)	debitel purchase accounting

During the years ended December 31, 2002 and 2003 and for the period to June 8, 2004, the date of the sale of debitel, amortization expense relating to the customer list was CHF 82 million, CHF 86 million and CHF 23 million and the unamortized balance was CHF 107 million, CHF 28 million and CHF 5 million, respectively. As described in l) below, the entire amount of goodwill relating to debitel was impaired during 2002. Under IFRS, no amount was allocated to customer list, and accordingly, there is no balance or amortization expense. These amounts were therefore recorded under U.S. GAAP. The remaining CHF 5 million was included in the determination of the gain on the sale of debitel. See Note h.

h)	Sale of debitel

As disclosed in Note 39, during 2004, Swisscom sold its interest in debitel, which resulted in a loss on disposal under IFRS of CHF 248 million. As a result of the difference in the carrying amount of Swisscom’s investment in debitel between IFRS and U.S. GAAP, as more fully discussed in Note l) below and the deferred proceeds receivable under vendor loans discussed below, the sale of debitel resulted in a gain under U.S. GAAP of CHF 94 million.

As discussed more fully in Note 39, EUR 210 million of the EUR 640 million proceeds from the sale of debitel was in the form of two vendor loans. As a result, in accordance with Staff Accounting Bulletin Topic 5 U, Gain Recognition On The Sale Of A Business Or Operating Assets To A Highly Leveraged Entity, CHF 254 million (which represents the fair value of these loans on the date of disposal) of this sales proceeds has been deferred as Swisscom’s ability to recognize this portion of the sales proceeds is dependent on debitel’s ability to repay the vendor loans from operations or refinancing. Furthermore under U.S. GAAP an international subsidiary of debitel (‘international subsidiary’) did not qualify for sale treatment.

Swisscom has agreed to bear the risk of, and to indemnify the purchaser for, any losses which may arise in the future at this international subsidiary. However, if certain funding thresholds are exceeded, the agreement provides Swisscom with the option to buy back this subsidiary for EUR 1 and enable it to control the operations. The buyer has the right to cancel this option if they release Swisscom from any future funding obligations. The buyer also has the right to require Swisscom to buy back this subsidiary for EUR 1 during January 2006.

Under IFRS, this subsidiary was considered to be disposed of at the date of sale and is no longer consolidated. Under U.S. GAAP, this transfer did not qualify as a sale due to Swisscom’s continuing involvement and Swisscom’s obligations related to this subsidiary as described above. In accordance with FASB Interpretation No. 46 (revised) (FIN 46R) Swisscom has consolidated this subsidiary at December 31, 2004 for U.S. GAAP purposes and will continue to consolidate this subsidiary until the applicable contingencies are resolved. Swisscom records losses as incurred and does not record gains as all profits remain with the buyer.

Presented below is a condensed balance sheet and income statement of this international subsidiary:

CHF in millions	2003	1.1.-8.6.2004	9.6.-31.12.2004

Income statement
Net revenue	817	322	314
Total operating expenses	(841)	(322)	(311)
Net (loss) income	(24)	—	3

Balance sheet
Current assets	133	89	112
Non-current assets	6	4	3
Current liabilities	137	91	101
Non-current liabilities	2	2	11

Shareholders’ equity	—	—	3

As this subsidiary recorded net income in the period from the date of sale to December 31, 2004, this amount was not recognized in the consolidated financial statements under U.S. GAAP.

The U.S. GAAP adjustments related to the sale of debitel that impact the income statement consist of the following:

CHF in millions	2004

Loss on sale from discontinued operation (debitel) under IFRS	(248)
U.S. GAAP Adjustments:
Difference in carrying value of goodwill at 8 June 2004. See Note l.	629
Difference in carrying value of customer list at 8 June 2004. See Note g.	(5)
Difference in Currency Translation Adjustment at 8 June 2004	(28)
Gain deferred under U.S. GAAP at the time of sale	(254)
Gain recorded under U.S. GAAP	94

Difference	342

In addition, the discount between the fair value and the face value of the vendor loans described above will be accrued over the life of the loan. In accordance with the agreement, interest accruing on these loans will be paid when the loans become due. The accretion of the discount and unpaid interest will not be recognized as income under U.S. GAAP. Under IFRS the interest is recorded to income as earned. In the period from the date of sale to December 31, 2004, the interest recorded was CHF 21 million including foreign currency effects, which is reversed under U.S. GAAP. The gain on sale and interest income will be deferred and recognized on receipt of the vendor loans under U.S. GAAP.

Debitel, excluding the international subsidiary mentioned above, also qualifies as a variable interest entity in accordance with FIN 46 (R). Swisscom has determined that it is not the primary beneficiary of debitel. Swisscom has no exposure to loss under U.S. GAAP as the entire amount of the vendor loan at December 31, 2004, of CHF 275 million has been deferred.

Debitel, excluding the international subsidiary described above, recorded revenue of EUR 1,220 million from the date of the sale through December 31, 2004.

i)	Revenue recognition

In 2004, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 104 which replaced SAB 101. Under this guidance, revenue earned from access and similar charges should be recognized over the estimated life of the customer relationship. Under IFRS, this revenue is recognized immediately upon connection or similar activity. In 2002, 2003 and 2004, the effect of the deferred and released revenue from prior periods amounted to CHF 9 million, CHF 31 million and CHF 56 million, respectively, which has been recorded as an addition to net revenue. SAB 104 allows companies to defer costs directly associated with revenue that has been deferred. Swisscom has elected not to defer any such costs.

In November 2002, the EITF reached a consensus on Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into by Swisscom after January 1, 2004. Based on management’s assessment, Swisscom concluded that the impact on the consolidated financial statements is not material.

j)	Site restoration

As described in Note 26, under IAS 37 Swisscom discounted the total provision for dismantlement of analog transmitter stations and mobile stations to its present value using a discount rate of 4.5% and recorded the cost and accumulated depreciation at January 1, 2000 to property, plant and equipment. In previous years, Swisscom accrued the cost of dismantlement under U.S. GAAP over the estimated useful life of the transmitter and mobile stations. In addition, under U.S. GAAP, a corresponding adjustment was not recorded relating to property, plant and equipment.

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

As described in Note 26, during 2003 Swisscom extended the expected timing of the dismantlement of its analog transmitter stations and the resulting reduction in the present value of the provision of CHF 43 million was recognized as income under IFRS. Under U.S. GAAP, changes resulting from revisions to the timing should be recorded as an increase or decrease in the carrying amount of the asset. The carrying value of this asset under U.S. GAAP prior to this revision was CHF 12 million. In 2003, Swisscom therefore reduced the carrying value of the asset to zero and recorded the remaining CHF 31 million against income.

As described in Note 26, in 2004, Swisscom reduced the discount rate and recorded a net present value adjustment in accordance with IAS 37. Under U.S. GAAP, the interest rate used to measure the liability is the rate that existed when the liability was initially measured. Therefore, the effect of the interest rate change of CHF 12 million recorded under IFRS was eliminated.

The difference between asset retirement obligation and net asset capitalized between IFRS and U.S. GAAP consist of the following:

CHF in millions	2002	2003	2004

Net asset capitalized under IFRS	32	28	24
Retirement obligation under IFRS	(371)	(314)	(338)
Net liability under IFRS	(339)	(286)	(314)
Net asset capitalized under U.S. GAAP	—	21	19
Retirement obligation under U.S. GAAP	(364)	(314)	(325)
Net liability under U.S. GAAP	(364)	(293)	(306)

Difference	(25)	(7)	8

The difference between the components for site restoration expense between IFRS and U.S. GAAP consist of the following:

CHF in millions	2002	2003	2004

Operating expenses	(3)	—	(1)
Depreciation expense	5	9	8
Financial expense (income)	22	(39)	22
Total IFRS expense (income)	24	(30)	29
Operating expenses	—	10	(1)
Depreciation expense	—	—	6
Financial expense (income)	10	(27)	9
Cumulative effect of first time adoption	—	(31)	—
Total U.S. GAAP expense (income)	10	(48)	14

Difference1)	14	18	15

1)	In 2003, CHF 31 million income was recorded as a cumulative effect of accounting change, with no tax benefit and CHF 13 million was included in operating expenses.

k)	Telephone poles

Under IAS 37, Swisscom discounted the accrual for dismantlement of telephone poles to its present value. This resulted in a reduction of the liability and an increase in equity in 2000. Under U.S. GAAP, this adjustment was reversed, as the liability was not discounted. For the year ended December 31, 2002, the interest expense recorded as an addition to the liability in the amount of CHF 1 million for 2002 under IFRS was reversed. A reassessment of the liability in 2002 resulted in a decrease of the liability and additional income recorded in the amount of CHF 3 million. Effective January 1, 2003, Swisscom adopted SFAS 143 “Accounting for Asset Retirement Obligations” which resulted in a reduction of the liability of CHF 7 million. This adjustment was recorded as a cumulative effect of accounting change in 2003. As a result of this adjustment there is no longer a difference between IFRS and U.S. GAAP for this item.

l)	Goodwill amortization and impairment

Upon the adoption of SFAS 142 on January 1, 2002, Swisscom performed an impairment assessment under U.S. GAAP of its goodwill balance of CHF 2,778 million, which primarily related to debitel. The process to determine the amount of the impairment under U.S. GAAP consists of two steps. The first step compares the fair value of debitel to Swisscom’s carrying value of debitel. The determination of the fair value was the same as that described in Note 23 for IFRS. At January 1, 2002, Swisscom’s carrying value exceeded the fair value, which required the second step to be performed.

Under the second step, an impairment charge is recorded for the amount that the carrying value exceeds the implied fair value. The implied fair value of goodwill is determined as if the acquisition of debitel took place on January 1, 2002. This process required Swisscom to allocate the fair value at that date to all of the assets and liabilities of debitel. The number of customers at debitel had increased significantly since the original purchase price allocation. Consequently, a greater portion of the fair value at January 1, 2002, was allocated to customer lists. As the overall fair value had declined and a greater percentage was allocated to customer lists, a smaller amount was attributed to the implied fair value of goodwill. Accordingly, Swisscom recorded an impairment charge of CHF 1,649 million on adoption of SFAS 142 on January 1, 2002.

Under IFRS, Swisscom recorded an impairment charge of CHF 702 million in 2002. Under U.S. GAAP, Swisscom went through the two-step process described above. As the overall fair value had declined further, the implied fair value of goodwill at December 31, 2002 was zero, and Swisscom recorded an impairment charge of CHF 985 million under U.S. GAAP.

In 2003 Swisscom recorded an additional impairment charge of CHF 280 million under IFRS. As the goodwill balance under U.S. GAAP had a value of zero, the impairment booked under IFRS was reversed under U.S. GAAP.

Under IFRS, CHF 304 million, CHF 213 million and CHF 106 million of amortization expense relating to goodwill was recognized in 2002, 2003 and 2004 respectively. Under U.S. GAAP, goodwill is not amortized and these amounts were therefore reversed.

The difference between the impairment charge under IFRS and U.S. GAAP is summarized below:

CHF in millions	2002	2003	2004

IFRS Impairment charge	702	280	—
U.S. GAAP impairment charge on adoption of SFAS 142	1,649	—	—
U.S. GAAP impairment charge during the year	985	—	—
Total U.S. GAAP impairment charge	2,634	—	—

Difference1)	(1,932)	280	—

1)	In 2002. CHF 1,649 million was recorded as a cumulative effect of accounting change, with no tax benefit and an additional CHF 283 million was recorded as operating expense under U.S. GAAP.

At December 31, 2004, the U.S. GAAP adjustments that impact the balance sheet consist of the following:

CHF in millions	2002	2003	2004

Decrease debitel goodwill	(1,077)	(701)	—
Reversal of other goodwill amortization	27	68	117

Effect on shareholders’ equity	(1,050)	(633)	117

The difference in the amount of goodwill relating to debitel between IFRS and U.S. GAAP at the date of sale was CHF 629 million. This represents the balance at the beginning of the year of CHF 701 million, less amortization expense of CHF 57 million and a decrease recorded directly to equity of CHF 15 million for cumulative translation adjustment, which were recorded under IFRS. This difference was included in the gain on the sale of debitel. See Note h.

The changes in the carrying amount of goodwill for the year ended December 31, 2004 are as follows:

CHF in millions	Total

January 1, 2004	215
Additions	56
December 31, 2004	271

Swisscom’s intangible assets that are subject to amortization, the amortization expense in 2004 and the expected amortization expense for the 5 years ended December 31, 2009 are summarized below:

	Gross carrying	Accumulated
CHF in millions	amount	Amortization

Amortized intangible assets:
At December 31, 2004
Internally developed software	257	(200)
Other	344	(138)

Total	601	(338)

Aggregate amortization expense:
For year ended December 31, 2004		102

Estimated amortization expense:
For year ended December 31, 2005		91
For year ended December 31, 2006		68
For year ended December 31, 2007		42
For year ended December 31, 2008		18
For year ended December 31, 2009		10

m)	Derivative accounting

In 2001 Swisscom purchased shares in Swiss that were considered to be a derivative instrument under IFRS, which resulted in the recognition of financial expense of CHF 21 million. Under U.S. GAAP, in accordance with the guidance contained in SFAS 133 Implementation Issue No. A14, this investment did not qualify as a derivative instrument. Therefore, the CHF 21 million expense recognized under IFRS, representing the difference in commitment price and market price at the date of the issue was recorded in equity as a fair value adjustment under U.S. GAAP and not taken to the income statement. At December 31, 2002, Swisscom determined that its investment in Swiss was impaired and recorded an impairment charge of CHF 41 million in the income statement. Under U.S. GAAP, the CHF 21 million that was recorded in equity in 2001 was removed from equity and taken to the income statement.

n)	Sale and leaseback transaction

In March 2001 Swisscom entered into two master agreements for the sale of real estate. The first relates to the sale of 30 commercial and office properties for CHF 1,272 million to a consortium led by Credit Suisse Asset Management. The second concerns the sale of 166 commercial and office properties for CHF 1,313 million to PSP Real Estate AG and WTF Holding (Switzerland) Ltd. At the same time Swisscom entered into agreements to lease back part of the sold property space. The gain on the sale of the properties after transaction costs of CHF 105 million and including the reversal of environmental provisions, was CHF 807 million under IFRS.

A number of the leaseback agreements are accounted for as finance leases under IFRS and the gain on the sale of these properties of CHF 239 million is deferred and released to income over the individual lease terms. The accounting is similar under U.S. GAAP. The remaining gain of CHF 568 million represents the gain on the sale of buildings which were either sold outright or which under IFRS qualify as operating leases. Under IFRS, the gain on a leaseback accounted for as an operating lease is recognized immediately. Under U.S. GAAP, in general the gain is deferred and amortized over the lease term. If the lease back was minor, the gain was immediately recognized. In addition, certain of the agreements did not qualify as sale and leaseback accounting because of continuing involvement in the form of purchase options. These transactions are accounted for under the finance method and the sales proceeds are reported as a financing obligation and the properties remain on the balance sheet and continue to be depreciated as in the past. The lease payments are split between interest and amortization of the obligation.

The differences are the following:

CHF in millions	2002	2003	2004

Amounts recorded in the balance sheet under IFRS:
Property, plant and equipment	711	691	671
Deferred gain	(232)	(228)	(223)
Finance lease obligation	(728)	(719)	(710)
Total under IFRS	(249)	(256)	(262)
Amounts recorded in the balance sheet under U.S. GAAP:
Property, plant and equipment	423	407	392
Deferred gain	(245)	(219)	(192)
Finance obligation/Capital lease obligation	(683)	(676)	(668)
Total under U.S. GAAP	(505)	(488)	(468)

Difference on balance sheet items	(256)	(232)	(206)

Differences on income statement items:

CHF in millions	2002	2003	2004

Additional gain released under U.S. GAAP	27	22	22
Reduction in depreciation expense	4	4	5
Reduction in interest expense	1	—	1
Additional rental expense	(2)	(2)	(2)

Total difference in the income statement	30	24	26

Under IFRS, for the buildings qualifying as finance leases, when the transaction was first recorded in March 2001, Swisscom adjusted the carrying value of the fixed assets to the selling price, increasing the carrying value by the gain of CHF 239 million. The increase in the value of the asset is deferred and is included within other long-term liabilities. Under U.S. GAAP, for the transactions accounted for under the finance method, Swisscom has netted the deferred gain against the asset. As a result, property, plant and equipment was reduced by CHF 288 million, CHF 284 million and CHF 279 million in 2002, 2003 and 2004, respectively.

Swisscom deferred an additional CHF 260 million under U.S. GAAP, of which CHF 27 million was released in 2002, CHF 22 million in 2003, and CHF 22 million in 2004.

o)	Onerous Contracts

Under IFRS, Swisscom recorded a provision for onerous contracts of CHF 10 million related to rental agreements in 2004. Under U.S. GAAP, the conditions of FAS 146 Accounting for Costs Associated with Exit or Disposal Activities were not met at December 31, 2004, and the provision was reversed.

p)	Income taxes

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

In 2004, the weighted-average statutory tax rate is reduced from 23% to 22.3%. The decline in the weighted-average tax rate is due to a lower tax rate for a major subsidiary. The deferred tax assets and liabilities were adjusted to reflect these changes resulting in a one-time charge of CHF 3 million.

Income before income taxes, equity in net income (loss) of affiliated companies, minority interest and change in accounting principle on continuing operations consists of the following:

CHF in millions	2002	2003	2004

Switzerland	2,138	2,802	2,823
Foreign	160	93	(92)

Total	2,298	2,895	2,731

Income tax expenses would be allocated as follows:

CHF in millions	2002	2003	2004

Current
Switzerland	74	191	460
Foreign	2	1	1

Total current	76	192	461

Deferred
Switzerland	235	291	(49)
Foreign	—	(3)	—
Total deferred	235	288	(49)

Total income taxes	311	480	412

The components of deferred taxes under U.S. GAAP at December 31, 2002, 2003 and 2004 are presented below:

CHF in millions	2002	2003	2004

Deferred tax asset:
Current liabilities	51	44	30
Accrued pension cost	152	117	195
Intangible assets	346	164	—
Other current and non current assets	66	59	65
Tax losses	159	110	126
Less: allowance for tax losses	(80)	(108)	(50)
Total deferred tax asset continuing operations	694	386	366

Other current and non current assets	22	39	—
Tax losses	31	27	—
Less: allowance for tax losses	(9)	(1)	—
Total deferred tax asset discontinued operations	44	65	—

Total deferred tax asset	738	451	366

Deferred tax liabilities:
Property, plant and equipment	(406)	(403)	(282)
Trade receivables and other current assets	(6)	(5)	—
Other non-current assets	(23)	(21)	(39)
Accrued liabilities	(28)	(46)	(27)
Total deferred tax liabilities continuing operations	(463)	(475)	(348)

Other non-current assets	(44)	(12)	—
Total deferred tax liabilities discontinued operations	(44)	(12)	—

Total deferred tax liabilities	(507)	(487)	(348)

Net deferred tax asset (liability) under U.S. GAAP	231	(36)	18
Net deferred tax asset (liability) under IFRS1)	114	(133)	(135)

Difference	117	97	153

1)	Included in this caption is deferred tax asset related to discontinued operations of CHF 44 million and CHF 65 million for the years ended December 31, 2002 and 2003, respectively.

The components of income tax expense are:

Current tax expense	76	192	461
Deferred tax expense (benefit)	235	288	(49)
Income tax expense under U.S. GAAP	311	480	412
Total income tax expense under IFRS	313	467	394

Difference continuing operations	2	(13)	(18)

Current tax expense	47	49	20
Deferred tax benefit	(26)	(50)	(2)
Income tax expense (benefit) under U.S. GAAP	21	(1)	18
Total income tax expense under IFRS	48	33	30

Difference discontinued operations	27	34	12

Total difference	29	21	(6)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax authority. The following amounts, determined after appropriate offsetting are shown in the consolidated balance sheet at December 31, 2004:

CHF in millions	2002	2003	2004

Deferred tax assets (current)	249	162	125
Deferred tax assets (non-current)	398	221	90
Deferred tax liabilities (current)	(4)	(6)	(2)
Deferred tax liabilities (non-current)	(412)	(413)	(195)

Net deferred tax asset (liability) under U.S. GAAP	231	(36)	18

Other Disclosures

SFAS 133 — “Accounting for Derivative Instruments and Hedging Activities”

Effective January 1, 2001, Swisscom adopted FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). The application of this standard is similar, as it applies to Swisscom, to IAS 39. See Note 32. There are differences in how the standards are adopted. SFAS 133 requires the change to record certain financial instruments to fair value to be presented as a cumulative change in accounting principle. Under IFRS the change for these financial instruments was recorded as an adjustment to retained earnings. There is no difference in the carrying value on the balance sheet at December 31, 2002, 2003 and 2004. As the effect of recording these financial instruments was only CHF 3 million, Swisscom has not presented this as a reconciling item.

Investments

The following schedule provides on a U.S. GAAP basis selected aggregated key data of Swisscom’s equity investees as required by Rule 4-08(g) of Regulation S-X.

CHF in millions	2002	2003	2004

Statement of operations:
Net revenues	278	313	120
Total operating expenses	(318)	(422)	(83)

Operating loss	(40)	(109)	37

Net income (loss)	266	(115)	28

Balance sheet:
Current assets	139	119	145
Non-current assets	1,464	56	54
Current liabilities	148	45	39
Long-term liabilities	106	36	33

Shareholders’ equity	1,349	94	127

The largest entity included in the information above is Swisscom’s 49% interest in TelSource NV whose only asset is a 27% interest in Cesky Telecom, a company that is publicly traded in the Czech Republic. As described in Note 22, TelSource N.V. sold its investment in Cesky Telecom in December 2003.

Related party transactions

U.S. GAAP in SFAS 57 “Related Party Disclosures” considers that transactions with the Confederation, its departments and other agencies to be related party transactions. Under IFRS, these transactions are excluded from the scope of IAS 24 “Related Party Disclosures”. The additional disclosures required under U.S. GAAP are as follows:

Transactions between Swisscom and the PUBLICA have been disclosed in Note 9 to the financial statements. Loans payable to the Swiss Post and the Federal Treasury are disclosed in Note 25.

Significant amounts attributable to transactions with the Confederation, its departments and agencies:

Expense
CHF in millions	2002	2003	2004

Swiss Post	52	11	—

Significant amounts payable to the Confederation, its departments and agencies:

Payable
CHF in millions	2002	2003	2004

Swiss Post	750	—	—

Transactions with Vodafone

On March 30, 2001, Swisscom sold a 25% stake in Swisscom Mobile AG to Vodafone. Related party transactions between Swisscom Mobile AG and Vodafone consist of roaming fees for Mobile customers using the network of Vodafone and vice versa. Revenue earned from services provided to Vodafone total CHF 36 million in 2002, CHF 66 million in 2003 and CHF 80 million in 2004. Services purchased from Vodafone during the same periods total CHF 57 million, CHF 111 million and CHF 137, respectively.

Transactions with Dangaard

Through debitel, Swisscom held 21.1% of DANGAARD Telecom Holding A/S, a distributor of mobile equipment. Debitel delivers prepaid products and hardware to Dangaard and makes payments to Dangaard for logistic services as well as commissions for hardware and advertising-cost refunds.

The following are the related party income statement transactions between Dangaard and Swisscom’s subsidiary debitel for the period to the date of sale of debitel:

CHF in millions	2002	2003	1.1.-8.6.2004

Revenue	375	241	71
Expenses	16	17	4
Interest income	1	1	—

The following are the related party balance sheet transactions between Dangaard and Swisscom’s subsidiary debitel:

CHF in millions	2002	2003	2004

Accounts receivable	35	19	—
Loan receivable	39	39	—

Restrictions on the payment of dividends

Under Swiss company law, the maximum amount of shareholders‘ equity that may be distributed is CHF 4,503 million.

Schedule II — Valuation and Qualifying Accounts

Presented below is a schedule of valuation and qualifying accounts determined using balances in accordance with IFRS:

		Allowance for bad	Termination
CHF in millions	Restructuring	and doubtful debts	benefits

Liability at December 31, 2001	18	222	76
Amounts written off	—	(50)	—
Increase in provision	—	27	92
Reclassification	—	(3)	—
Cash payments	(7)	—	(50)

Liability at December 31, 2002	11	196	118

Amounts written off	—	(43)	—
Increase in provision	—	33	88
Cash payments	(4)	—	(89)

Liability at December 31, 2003	7	186	117

Amounts written off	—	(49)	—
Increase in provision	—	31	42
Cash payments	(2)	—	(69)

Liability at December 31, 2004	5	168	90

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

In December 2003, the IASB released IAS 17 (revised) «leases». In accordance with IAS 17 (revised), long-term leases of real estate must be classified and disclosed separately for land and buildings. The land element normally has an indefinite economic life and, if title is not expected to pass to the lessee by the end of the lease term, the lessee normally does not receive substantially all of the risks and rewards incidental to ownership, in which case the lease of land will be an operating lease. In 2001, Swisscom sold buildings and leased them back for different lease terms. Some of these sale and leaseback agreements are classified as finance leases. No distinction was made between the leasebacks for land and buildings. In accordance with IAS 17 (revised), in 2005, the land element for those leases accounted for as finance leases will be reclassified as operating leases. Swisscom is currently assessing the impact of this standard on its consolidated financial statements

In February 2004, the IASB issued IFRS 2, Share-based Payment. The standard requires the recognition of share-based payment transactions in financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of Swisscom AG. Currently Swisscom has only share-based payment transactions with employees to be settled in equity instruments of Swisscom AG. The services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments granted. The compensation is recognized as an expense in the profit and loss account over the service period. IFRS 2 is effective for fiscal years beginning on or after January 1, 2005 and applies to grants of shares, share options or other equity instruments that were granted after November 7, 2002 and had not yet vested at the effective date of the standard. Swisscom does not expect the adoption of this standard to have a material impact on the Group’s consolidated financial statements.

In March 2004, the IASB issued IFRS 3, Business Combinations, and the revised standards IAS 36, Impairment of Assets, and IAS 38, Intangible Assets. IFRS 3 is required to be applied to all business combinations for which the agreement date is on or after March 31, 2004. The standard requires that all business combinations be accounted for by the purchase method, provides specific criteria for recognizing intangible assets acquired in a business combination and also prohibits the amortization of goodwill and instead requires it to be tested for impairment annually, in accordance with the revised IAS 36. Any excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost is recognized immediately as a gain. Goodwill related to acquisitions prior to March 31, 2004 continued to be amortized through December 31, 2004 as required in the transition guidance. Goodwill related to acquisitions subsequent to March 31, 2004 is not amortized. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. Intangible assets with indefinite useful lives are not amortized. Currently Swisscom does not have indefinitely lived intangible assets. The revised standards IAS 36 and IAS 38 are effective for fiscal years beginning on or after January 1, 2005. Swisscom does not expect the adoption of these standards to have a material impact on the Group’s consolidated financial statements.

In March 2004, the IASB issued IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, which addresses financial accounting and reporting for the disposal of non-current assets. The standard supersedes IAS 35, Discontinuing Operations. IFRS 5 introduces the concept of a disposal group and adopts the classification “held for sale”. IFRS 5 retains the requirement to report separately discontinued operations. An asset classified as held for sale, or included within a disposal group that is classified as held for sale, is not depreciated. IFRS 5 is effective for fiscal years beginning on or after January 1, 2005. Swisscom does not expect the adoption of this standard will have a material impact on the Group’s consolidated financial statements.

U.S. GAAP

In March 2004, the EITF reached consensus on Issue No. 03-1, ‘‘The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments’’ (‘‘EITF 03-1’’). EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities and non-marketable securities accounted for under the cost method. On September 30, 2004, the FASB issued FASB Staff Position (’’FSP’’) No. EITF Issue 03-1-1, ‘‘Effective Date of Paragraphs 10-20 of EITF Issue 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,’’ delaying the effective date for the recognition and measurement guidance in EITF 03-1, until certain implementation issues are addressed and a final FSP is issued. The disclosure requirements in EITF 03-1 remain effective.

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), ‘‘Share-Based Payments (‘‘SFAS 123(R)’’)’’. The statement requires the measurement and recognition of the cost of employee services received in exchange for an award of equity instruments based on fair value of the award at the grant-date. The cost is recognized over the period during which an employee is required to provide service in exchange for the award. The standard supersedes APB 25, ‘‘Accounting for Stock Issued to Employees’’, and prohibits the use of the “intrinsic value” method of accounting for share-based payment transactions. SFAS 123(R) is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005; however, early application is possible. Swisscom has not yet assessed the impact of the adoption of the standard on the Group’s consolidated financial statements.

In December 2004, the FASB issued FASB Statement No. 153, ‘‘Exchanges of Non-monetary Assets’’ (‘‘SFAS 153’’). SFAS 153 was a result of a joint effort by the FASB and the IASB to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. One such difference was the exception from fair value measurement in APB Opinion No. 29, Accounting for Non-monetary Transactions, for non-monetary exchanges of similar productive assets. SFAS 153 replaces this exception with a general exception from fair value measurement for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 shall be applied prospectively and is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material impact on the Group’s consolidated financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47 “Accounting for Asset Retirement Obligations”, which is an interpretation of FASB Statement No. 143 “Accounting for Asset Retirement Obligations”. This interpretation provides guidance with respect to the timing and liability recognition for legal obligations associated with the retirement of tangible long-lived assets when the timing and/or the matter of settlement are conditional on a future event. This interpretation is applicable for the year ending December 31, 2005. Swisscom has not yet evaluated the implications of this guidance.

On March 29, 2005, the SEC staff issued Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”), to address the application of SFAS 123(R). SAB 107 provides interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations and provides the SEC staff’s views about the valuation of share-based payment arrangements and other specific areas. The Company is currently evaluating the impact that SAB 107 will have on the consolidated financial statements.

ITEM 19: EXHIBITS

Index to Exhibits

Exhibit 1	Articles of Incorporation (Statuten) in English translation (incorporated by reference to Swisscom’s Annual Report on Form 20-F for the year ended December 31, 2003, filed with the SEC on May 4, 2004).

Exhibit 8	Subsidiaries: See Note 40 to the consolidated financial statements

Exhibit 12	Certifications pursuant to Section 302 of Sarbanes-Oxley Act of 2002

Exhibit 13	Certifications pursuant to Section 906 of Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG (Registrant)
By:	/s/ Ueli Dietiker
Ueli Dietiker
Chief Financial Officer

Date: April 20, 2005