Form 20-F
period 2005-12-31
SWISSCOM AG
filed 2006-04-24
CIK 1069336

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from           to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number:	1-14860
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

     The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2005: 61,482,761 Registered Shares, Nominal Value CHF 1 per share.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑	No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934.

Yes ☐	No ☑
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☑

i

ii

INTRODUCTION
Presentation of financial and other information
Swisscom publishes its financial statements in Swiss francs (“CHF”). Unless otherwise indicated, all amounts in this annual report are expressed in Swiss francs. Solely for the convenience of the reader, certain amounts denominated in foreign currencies appearing primarily under the headings “Item 4: Information on the Company — Divestments/Discontinued Operations” and “Item 5: Operating and Financial Review and Prospects” have been translated into Swiss francs. These translations should not be construed as representations that the amounts referred to actually represent such translated amounts or could be converted into the translated currency at the rate indicated.
Swisscom’s annual audited consolidated financial statements for the years ended December 31, 2005, December 31, 2004 and December 31, 2003, included in this annual report, are prepared in accordance with International Financial Reporting Standards (“IFRS”), which differ in certain respects from U.S. generally accepted accounting principles (US GAAP). For a reconciliation of the material differences between IFRS and U.S. GAAP as they relate to Swisscom, see Note 44 to the consolidated financial statements.
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
Not Applicable.

ITEM 3: KEY INFORMATION
Selected Financial Data
Selected Consolidated Financial and Statistical Data
The selected consolidated financial data below have been extracted or derived from, and are qualified by reference to, the audited consolidated financial statements of Swisscom. The consolidated financial statements were prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. For a reconciliation of the significant differences between IFRS and U.S. GAAP as they relate to Swisscom, see Note 44 to the consolidated financial statements.

CHF in millions	Year Ended December 31,
	2001		2002	2003	2004	2005

Consolidated Income Statement Data:
Amounts in accordance with IFRS:
Net revenue	10,366		10,415	10,026	10,057	9,732
Other income	193		228	231	195	260

Total	10,559		10,643	10,257	10,252	9,992

Goods and services purchased	2,056		2,073	1,706	1,847	1,831
Personnel expenses	2,224		2,329	2,266	2,194	2,173
Other operating expenses	2,070		2,004	1,798	1,823	1,817
Depreciation	1,669		1,546	1,537	1,542	1,286
Amortization	62		114	142	151	108

Total operating expenses	8,081		8,066	7,449	7,557	7,215

Gain on sale of real estate	675	(1)	—	—	—	—
Gain on partial sale of Swisscom Mobile AG	3,837	(2)	—	—	—	—

Operating income	6,990		2,577	2,808	2,695	2,777
Financial expense	(760)		(495)	(226)	(272)	(160)
Financial income	416		197	213	138	242
Equity in net income (loss) of affiliated companies	32		94	(9)	22	13

Income before income taxes, equity in net income of affiliated companies and minority interest	6,678		2,373	2,786	2,583	2,872

Income tax (expense) benefit(3)	48		(313)	(467)	(392)	(535)

Net income from continuing operations	6,726		2,060	2,319	2,191	2,337
Discontinued operations(4) (5)	(1,433)		(933)	(408)	(243)	9

Net income	5,293		1,127	1,911	1,948	2,346

Net income attributable to equity holders of Swisscom AG	5,067		826	1,571	1,596	2,022

Net income attributable to minority interest	226		301	340	352	324

CHF in millions except per Share and
ADS amounts	Year Ended December 31,
	2001	2002	2003	2004	2005

Basic earnings per share(6)
-from continuing operations	88.38	26.00	29.89	28.42	33.64
-from discontinued operations(5)	(19.48)	(13.79)	(6.16)	(3.76)	0.15
-net income	68.90	12.21	23.73	24.66	33.79
Diluted earnings per share(6)
-from continuing operations	88.33	25.98	29.88	28.42	33.64
-from discontinued operations(5)	(19.47)	(13.78)	(6.16)	(3.76)	0.15
-net income	68.86	12.20	23.72	24.66	33.79
Basic and diluted earnings per ADS(6)	6.89	1.22	2.37	2.47	3.38

Amounts in accordance with U.S. GAAP:
Net revenue	10,384	10,424	10,057	10,113	9,767
Net income from continuing operations	6,070	1,780	2,066	1,968	2,066
Net income (loss) from discontinued operations(5)	(368)	(994)	(8)	145	263
Cumulative effect of a change in accounting policy	—	(1,649)	38	—	—

Net income (loss)	5,702	(863)	2,096	2,113	2,329

Basic earnings (loss) per share
-from continuing operations	82.53	26.31	31.21	30.41	34.52
-from discontinued operations(5)	(5.00)	(14.69)	(0.12)	2.24	4.40
Cumulative effect of a change in accounting policy	—	(24.38)	0.57	—	—
-net income	77.53	(12.76)	31.66	32.65	38.92
Diluted earnings (loss) per share
-from continuing operations	82.49	26.29	31.19	30.41	34.52
-from discontinued operations(5)	(5.00)	(14.68)	(0.12)	2.24	4.40
Cumulative effect of a change in accounting policy	—	(24.35)	0.57	—	—
-net income	77.49	(12.74)	31.64	32.65	38.92
Basic earnings per ADS(6)	7.75	(1.28)	3.17	3.27	3.89
Diluted earnings per ADS(6)	7.75	(1.27)	3.16	3.27	3.89

CHF in millions	Year Ended December 31,
	2001	2002		2003		2004	2005

Consolidated Balance Sheet Data:
(end of period)
Amounts in accordance with IFRS:
Cash and cash equivalents	3,565	1,512		3,104		2,387	1,023
Other current assets	5,807	2,871		2,815		3,818	4,226
Property, plant and equipment	7,837	7,274		6,760		6,190	6,000
Investments in affiliated companies	589	682		41		58	191
Other non-current assets	3,017	2,256		1,913		1,779	1,969
Assets from discontinued operations(5)	3,300	2,135		1,685		—	—

Total assets	24,115	16,730		16,318		14,232	13,409

Short-term debt	1,694	958	(7)	514	(7)	373	173
Trade accounts payable and other current liabilities	2,569	2,170		2,219		2,314	2,562
Long-term debt and finance lease obligations	3,490	2,451	(7)	2,187		1,941	2,130
Accrued pension cost	1,218	1,101		1,113		1,118	805
Accrued liabilities and other long-term liabilities	1,148	979		984		1,033	1,115
Liabilities from discontinued operations(5)	1,055	886		794		—	—

Total liabilities	11,174	8,545		7,811		6,779	6,785
Minority interest	769	781		731		663	623
Shareholders’equity	12,172	7,404		7’776		6,790	6,001

Total equity	12,941	8,185		8,507		7,453	6,624

Amounts in accordance with U.S. GAAP:
Assets continuing operations	24,049	18,654		18,360		17,734	17,549
Assets discontinued operations(5)	4,049	1,165		1,012		—	—

Total assets	28,098	19,819		19,372		17,734	17,549

Long-term debt and finance lease obligations continuing operations	7,255	6,415		5,856		5,394	6,090
Long-term debt and finance lease obligations discontinued operations(5)	28	23		36		—	—
Total long-term debt and finance lease obligations	7,283	6,438		5,892		5,394	6,090
Shareholders’ equity	12,294	5,587		6,523		5,863	5,191

Consolidated Cash Flow Data:
Amounts in accordance with IFRS:
Net cash provided by operating activities	3,208	3,698		4,708		4,066	3,432

Capital expenditures:
Fixed-line networks	470	479		497		360	353
Mobile networks	258	295		381		434	238
Other intangibles	125	70		98		103	189
Buildings	28	2		6		13	104
Other	287	281		183		226	203

Total capital expenditures	1,168	1,127		1,165		1,136	1,087

Investments in affiliated companies	2	37		11		—	101

	Year Ended December 31,
	2001	2002	2003	2004	2005

Statistical Data:
Fixed-line access lines(8)
(end of period, in thousands)
PSTN lines	3,240	3,163	3,086	3,007	2,922
ISDN lines	857	911	924	924	900

Total fixed-line access lines	4,097	4,074	4,010	3,931	3,822

Traffic (in millions of minutes):
National fixed-line telephony(9)	14,317	12,316	10,957	10,211	9,483
Outgoing international fixed-line telephony(10)	1,399	1,394	1,341	1,316	1,282
Mobile telephony(11)	3,296	3,331	3,335	3,404	3,688

Retail Internet subscribers (end of period, in thousands)(12)	734	860	944	1,013	1,118
Swisscom Mobile subscribers(13)
(end of period, in thousands)	3,373	3,605	3,796	3,908	4,281
Number of full-time equivalent employees
(end of period)	17,784	17,171	16,079	15,477	16,088
Notes to Selected Consolidated Financial and Statistical Data

(1)	In 2001, Swisscom entered into two agreements for the sale of real estate and recorded a gain of CHF 675 million.

(2)	In 2001, Swisscom sold 25% of the shares of Swisscom Mobile AG to Vodafone and recorded a gain of CHF 3,837 million on disposal.

(3)	Prior to 2002, Swisscom was subject to a weighted average statutory income tax rate of 25%. Swisscom’s effective tax rate for the year ended December 31, 2001 was reduced by three one-time effects: (1) the gain on the sale of Swisscom Mobile was, in effect, not subject to tax; (2) the gain on the sale of real estate, which was only partially subject to tax; and (3) the impairment charge of debitel for tax purposes exceeded that recorded in the consolidated financial statements. In 2002, Swisscom transferred its operations from Swisscom AG to newly formed subsidiaries, which are each subject to individual tax rates. This resulted in a decrease in the weighted average statutory tax rate from 25% to 23%. For 2004 and 2005, the weighted average statutory tax rate was further reduced to 22.3%. See Note 14 to the consolidated financial statements.

(4)	Swisscom sold debitel in June 2004 and granted the purchaser vendor loan notes amounting to EUR 210 million in connection therewith. The vendor loan notes were initially recognized at fair value and in the following period using the effective interest rate method. See Note 37 to the consolidated financial statements. The purchaser prematurely repaid the entire loan in the first six months of 2005 and made a payment of CHF 351 million, representing the nominal value of the loan and the contractually agreed interest. The difference of CHF 59 million between the recoverable value of the loan and the payment was recorded under discontinued operations (debitel).

(5)	As a result of the sale of debitel in June 2004, Swisscom treats debitel in its consolidated financial statements as a discontinued operation. Prior years have been restated accordingly.

(6)	Earnings per ADS are based on the ratio of one-tenth of one share to one ADS. Basic weighted-average number of shares outstanding in 2001, 2002, 2003, 2004 and 2005 was 73,543,972, 67,647,928, 66,199,789, 64,715,609 and 59,835,529, respectively.

(7)	Total debt at December 31, 2001 and 2002 includes debt outstanding to the Swiss Post and the Federal Treasury in the aggregate principal amount of CHF 1.8 billion and CHF 0.8 billion, respectively. In the course of 2003, Swisscom repaid the remaining outstanding loans of CHF 0.8 billion to the Swiss Post.

(8)	Based on lines in service, including courtesy and service lines.

(9)	Represents total traffic generated by customers of Fixnet and Solutions. Includes traffic on courtesy and service lines. Includes traffic from Swisscom’s fixed-line network to mobile networks and to private user networks. Does not include Internet traffic and traffic generated from Swisscom-operated public payphones, Swisscom’s toll-free, cost shared and premium rate telephone number services for business customers or by Swisscom’s information services.

(10)	Represents total traffic generated by customers of Fixnet and Solutions. Based on minutes as determined for customer billing purposes.

(11)	Includes minutes from all outgoing calls made by subscribers of Swisscom Mobile. Figures include voice minutes only.

(12)	“Active” access subscribers include all paid-access subscribers and those subscribers to Swisscom’s free access services who have accessed their accounts at least once in the past 40 days.

(13)	Swisscom does not include accounts of any prepaid customer with inactivity of more than twelve months in its subscriber figures. This resulted in the deactivation of 207,000 inactive prepaid customers in December 2001. As of

December 31, 2004, approximately 124,000 customers, which had not registered with Swisscom on a timely basis, as required by law since July 2004, were deactivated.
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

	Dividend per Share
Year Ended December 31,	(CHF)	(USD)
2001(1)	11	6.78
2002(1)	12	9.15
2003(1)	13	10.01
2004	14	11.77
2005(2)	16	n/a

(1)	In each of 2001, 2002 and 2003, shareholders received an additional distribution of CHF 8 per share (equivalent to USD 4.48 per share, USD 4.93 per share and USD 6.00 per share, in each case on the date of the shareholders’ meeting at which the relevant distribution was approved) following par value reductions.

(2)	The Board of Directors has proposed a dividend of CHF 16 per share in respect of fiscal year 2005, which is subject to approval by the Annual General Meeting to be held on April 25, 2006. In December 2005, Swisscom completed a share repurchase program, in which it repurchased shares in an aggregate amount of CHF 2 billion. See “Item 8: Financial Information – Dividend Policy”.

Exchange Rate Information
The following table shows, for the years indicated, information concerning the noon buying rate, expressed in Swiss francs per U.S. dollar. The noon buying rate on April 21, 2006 was CHF 1.2776.

Average
Year Ended December 31,	Rate(1)
2001	1.6944
2002	1.5497
2003	1.3374
2004	1.2393
2005	1.2507

(1)	The average of the noon buying rates on the last business day of each full month during the relevant period.
The following table shows, for the periods indicated, information concerning the high and low noon buying rates for the Swiss franc, expressed in Swiss francs per U.S. dollar.

Month	High	Low
October 2005	1.3022	1.2731
November 2005	1.3255	1.2780
December 2005	1.3210	1.2788
January 2006	1.2938	1.2595
February 2006	1.3201	1.2841
March 2006	1.3201	1.2893

Risk Factors
Risks Related to Swisscom’s Business
Amendments to the Telecommunications Act will require Swisscom to offer unbundled access to its local loop and other related services, which could negatively affect its fixed-line business and overall operating results
Since the entry into force of the Swiss Telecommunications Act on January 1, 1998 (Fernmeldegesetz) (the “Telecommunications Act”), the Swiss telecommunications market has been open to competition. While the Telecommunications Act contains provisions designed to facilitate competition in the fixed-line telephony market, Swisscom has not yet been required to unbundle its local loop, which means that Swisscom provides access services to the vast majority of customers who use fixed-line telephony services in Switzerland, many of whom continue to use Swisscom as their default provider of national and international calling services. Nonetheless, competition has resulted in loss of market share and margin pressure for such calling services.
In March 2006, the Swiss Parliament adopted amendments to the Telecommunications Act which are not expected to enter into force prior to January 1, 2007. Swisscom will be required to offer, among other things, unbundled access to its local loop in the form of full access on a cost-oriented basis as well as access rebilling. Unbundling of the local loop in the form of full access will allow competitors to offer access services to customers in Switzerland without having to build local loops of their own, although they will still have to make significant investments in their own network infrastructure in order to connect to the local loop. Moreover, with access rebilling, competitors will be able to bill customers directly for the access services provided by Swisscom. As a result, Swisscom’s competitors will be able to offer their customers a full range of fixed-line services, including access, and their customers would receive a single bill covering all these services. Accordingly, the amendments will increase competition in the access market and could cause Swisscom to lose additional market share in the national and international calling markets.
In the form passed by the Swiss Parliament, unbundling of the local loop will also require market-dominant providers to offer bitstream access to other providers on demand for four years on a cost-oriented basis. Currently, Swisscom’s competitors provide ADSL services to its customers based on a wholesale contract with Swisscom on commercial terms. Regulated bitstream access may therefore enable Swisscom’s competitors to offer ADSL services at lower rates than currently offered. Market-dominant providers will have to make bitstream access available at the main distributor frame and over their copper net in the local loop. This will require Swisscom’s competitors to make significant upfront investments in their own network infrastructure in order to reach Swisscom’s main distributor frame for bitstream data traffic and to build their own access lines within four years or switch to full access. In addition, competitors will not be entitled to use Swisscom’s investments in fiber optic lines. With increased competition, Swisscom’s share of the ADSL market is likely to decline and Swisscom could be required to lower its ADSL tariffs to remain competitive. While a loss in retail access revenue would be partially compensated for by additional wholesale revenue for access services provided to Swisscom’s competitors, those services will have to be provided on a cost-oriented basis. Accordingly, introduction of bitstream access could have a significant and adverse effect on the growth and profitability of Swisscom’s access business.
The impact of the amendments to the Telecommunications Act on Swisscom will depend on certain details, including the type of products to be unbundled, the manner in which unbundling will occur and the method used to determine applicable prices, which remain to be determined.
Overall, the amendments to the Telecommunications Act could negatively affect Swisscom’s fixed-line business by reducing revenues and causing margins to decline. Because fixed-line services continue to account for a significant part of Swisscom’s overall revenues, the amendments could adversely affect Swisscom’s consolidated results as well.
Regulation of mobile access or call origination, mobile termination or mobile roaming may negatively affect Swisscom’s mobile revenues and overall profitability
While the Telecommunications Act opened the Swiss mobile telephony market to competition, mobile telephony in Switzerland has not yet been the subject of extensive regulation. However, developments in the EU and Switzerland could result in additional regulation in the future, especially with regard to mobile access and call origination, mobile termination and mobile roaming.

In March 2006, the European Commission and the European Regulators Group (ERG) held a press conference regarding the Commission’s initiative to regulate international mobile roaming charges to prevent mobile service providers from charging higher roaming fees for using the networks of competitors in the European Union than the actual underlying costs. In order to ensure that the benefits of this wholesale regulation are actually passed on to the end-users, the Commission anticipates a need for regulation at the retail level. In particular, the regulation would abolish all roaming charges for receiving a call when traveling abroad and introduce a “home pricing principle” for calls made abroad. Such a regulation would not be expected to enter into force before summer 2007.
While Switzerland is not a member state of the EU and therefore is not subject to EU legislation, EU directives and implementing legislation in various EU countries have served as points of reference for the development of the Swiss regulatory regime. With respect to roaming charges, which have been the subject of numerous Swiss media reports, EU legislation could lead to intervention by the Swiss Competition Authority or the Swiss Pricing Monitoring Authority (Preisüberwacher). EU-wide regulation would likely increase market pressure on mobile network operators in Switzerland, including Swisscom Mobile, even if no additional regulation or regulatory intervention is undertaken in Switzerland.
Swisscom’s GSM telephony license expires on May 31, 2008. To renew its GSM license, Swisscom Mobile was required to submit its renewal application at least two years in advance of the license expiration date. Swisscom Mobile submitted its renewal request to ComCom on December 21, 2005. ComCom has yet to issue a decision on Swisscom Mobile’s application, and may impose certain conditions on the renewal, such as requiring Swisscom Mobile to pay higher fees or give access to its network to mobile virtual network operators or to sell to its competitors mobile telephony minutes on a cost-oriented basis for resale.
With regard to mobile termination tariffs, the Competition Commission has initiated proceedings against Swisscom alleging that it has a dominant position with respect to terminating traffic on its own mobile network. If Swisscom is found to have a dominant position in this market, it could be required to reduce its mobile termination fees and/or pay large fines.
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
The Swiss Competition Commission may require Swisscom Mobile to pay large fines and reduce its prices
In October 2002, the Competition Commission initiated proceedings against Swisscom Mobile in connection with mobile termination fees. These are the fees mobile network operators charge each other for connecting incoming calls to their network. On April 7, 2006, the Secretariat of the Competition Commission provided Swisscom Mobile with its draft decision, according to which it believes that Swisscom Mobile has a market-dominant position which it has supposedly abused by demanding disproportionately high termination fees. The Secretariat has indicated that it intends to propose to the Competition Commission that it impose a fine of at least CHF 489 million and has asked Swisscom Mobile to comment on the draft decision by May 22, 2006. The proposed fines relate to the period from April 1, 2004 (when a new amendment to the Swiss Antitrust Law entered into effect) to May 31, 2005 (when Swisscom Mobile lowered its mobile termination fee from CHF 0.335 to CHF 0.20). Investigations into the mobile termination fees charged by Swisscom Mobile after May 31, 2005 will continue. For more information, see “Item 8: Financial Information — Legal Proceedings — Other Regulatory Proceedings”.
The proposed minimum fine is based on the maximum legal fine amount (equal to 10% of the revenue realized in Switzerland during the previous three years) and the Secretariat’s opinion of: the severity of Swisscom Mobile’s alleged anti-trust violations, the relevant timeframe, the amount of Swisscom Mobile’s supposedly excess profits and the lack of mitigating factors. The minimum fine is based on the assumption that prior to June 1, 2005, Swisscom Mobile’s mobile termination fees of CHF 0.335 were CHF 0.135 too high. The Secretariat of the Competition Commission has indicated that the fine amount may increase if it determines that Swisscom Mobile’s new mobile termination fee of CHF 0.20 is also excessive. The Secretariat’s draft decision includes indications that the Competition Commission may consider CHF 0.10 appropriate as a cost-oriented, non-discriminatory price.

The Secretariat’s draft decision may be an indication that the competition authorities are willing to strictly enforce the Antitrust Law and to impose large fines and that they may consider cost-oriented pricing as a reference under circumstances where it is difficult to determine an appropriate non-discriminatory price. In addition, the approach indicated by the Secretariat’s actions may impact other competition proceedings against Swisscom and require Swisscom to reduce prices for various services. Reducing prices, particularly to cost-oriented levels, may have a significant negative impact on Swisscom’s profitability.
Should the Competition Commission issue its decision in the form proposed by its Secretariat, Swisscom Mobile would appeal to the Appeals Commission for Competition Matters and, if necessary, in the final event to the Federal Court. Swisscom is currently in the process of evaluating the impact that this draft decision and the proposed fines will have on the consolidated financial statements, which may result in the recognition of a provision in 2006 and a cash outflow in a later period.
Service providers are increasingly able to offer Swisscom’s core telecommunications services using alternative technologies
The availability of alternative technologies capable of supporting telecommunications services is increasingly enabling competitors to provide services which fully substitute for Swisscom’s core services (fixed-line voice and data services and mobile telephony).
With market penetration rates for mobile having reached almost 92% in Switzerland by the end of 2005 (based on data published by mobile network operators), mobile telephony is increasingly used as a substitute for fixed-line telephony, resulting in a decline in access lines and fixed-line traffic revenues. To the extent a Swisscom Fixnet customer opts to use Swisscom’s mobile services, Swisscom Mobile benefits from this trend. Where a customer switches to another mobile service provider, however, Swisscom may no longer earn any revenue from this customer. Some of this loss can be compensated by wholesale revenue which Swisscom Fixnet and Swisscom Mobile derive from collecting fees for terminating calls on their networks and for routing calls between the mobile networks of other mobile network operators. However, with direct mobile interconnection mobile network operators are able to terminate their traffic directly on each other’s networks instead of routing traffic through Swisscom Fixnet, bypassing Swisscom entirely.
While the continuing substitution of mobile for fixed-line telephony has negatively affected Swisscom’s fixed-line business, Swisscom faces an even greater threat from cable network operators, in particular Cablecom, the largest cable network operator in Switzerland. Having made significant investments in their cable networks to allow for bidirectional data transfer, Cablecom and other cable network operators have been able to leverage their existing networks into platforms for competing directly with Swisscom in its core competencies by offering basic voice and data services, as well as high speed Internet access services, to customers throughout Switzerland. In such cases, Swisscom not only loses revenue derived from such customers, it may also cease to have a direct relationship with such customers. Since mid-2004, Cablecom and other cable network operators have been adding subscribers to their voice telephony services at a rapid rate and Swisscom expects this trend to continue.
There are also numerous service providers with minimum network infrastructure who take advantage of interconnection rates and leverage the public Internet to provide low cost national and international calling services using Voice over Internet Protocol (VoIP). The increasing popularity of peer-to-peer communication also means that international calls may be placed between personal computers at minimal cost. As the quality and convenience of using these IP-based services has improved in recent years, they have become a viable alternative to traditional fixed-line services for many users, a trend Swisscom expects to continue and accelerate in the future. As in the fixed-line business, the popularity of IP-based peer to peer communication is having an increasingly disruptive effect on Swisscom’s mobile business due to substitution of instant messaging for SMS and of VoIP-services for mobile voice telephony services. While Swisscom continues to derive revenue from providing its infrastructure for some of these services, and has itself introduced a mobile instant messaging service, revenue is likely to decline overall as a result of the increased use of these services.
Increased competition may have a significant impact on the revenues and profitability of Swisscom’s fixed-line broadband business, which may not allow Swisscom to recoup its investment in fixed-line broadband infrastructure and multimedia services
The provision of broadband access based on ADSL technology has been a fast-growing business for Swisscom over the last several years, partially offsetting declines in its traditional fixed-line business. In order to continue to grow this business, Swisscom is making significant capital expenditures to increase download capacity by upgrading its network. However, there is a risk that increased competition may negatively impact this growth and prevent Swisscom from realizing a return on its investment.
Swisscom faces strong competition particularly from cable network operators, including Cablecom, who are able to offer high-speed Internet access via cable. Cable currently offers higher bandwidth than ADSL and has certain other advantages over ADSL. Moreover, as a cable network operator, Cablecom is particularly well positioned to combine voice, data and Internet access services with a multimedia content offering. In response to this increased competition, Swisscom is making capital expenditures to upgrade its network to be able to combine its core activities in voice and Internet services with multimedia services such as TV and video on demand. However, Cablecom has already been offering these multimedia services for some time, and Swisscom may not be successful in entering this market. Swisscom has experienced delays in introducing its television services, and once Swisscom has introduced these services, they may not be competitive with services offered by cable network operators.
If Swisscom is unable to introduce a competitive television and/or video service in a timely fashion, it may lose customers to cable network operators and experience higher customer churn. If Swisscom were forced to significantly reduce its retail prices as a result of increased competition and price pressure, this would have a significant impact on the revenues and profitability of Swisscom’s fixed-line broadband business.
Demand for broadband mobile services, which Swisscom has identified as a source of future growth in its mobile business, may be lower than expected and Swisscom may not be able to recoup the substantial investment required to build out its networks
The future success of Swisscom’s mobile business, which in recent years has been Swisscom’s most profitable operating segment, depends on, among other things, the capabilities and widespread market acceptance of broadband mobile technologies such as universal mobile telecommunication system (UMTS), Enhanced Data Rates for GSM Evolution (EDGE) technology and high-speed downlink packet access (HSDPA). UMTS is a third generation mobile radio system that creates additional mobile radio capacity and enables broadband media applications while also providing high speed Internet access. EDGE is a further development of the general packet radio service (GPRS) standard that allows considerably higher transmission speeds. Swisscom launched its commercial UMTS services in November 2004 and activated EDGE technology in early 2005. HSDPA is an UMTS enhancement that allows transmission speeds of up to 1.8 Mbit/s, the same speed as customers experience at WLAN hotspots. Swisscom plans to launch HSDPA in 2006.
In connection with the build-out of its UMTS, EDGE and HSDPA networks and the development of related products and services, Swisscom has incurred, and expects to incur in the future, substantial capital expenditures. It is still unclear whether certain of these new services will meet with market acceptance. Market acceptance depends on a number of factors, including the availability of applications which exploit the potential of the technology, as well as on the breadth and quality of available content. Furthermore, the level of demand for mobile broadband services could be lower than expected as a result of increased use of alternative mobile broadband technologies, such as public wireless LAN. If mobile broadband services fail to achieve the expected advantages over other technologies, Swisscom’s mobile business will suffer and Swisscom may be unable to recoup a portion of its investment in UMTS, EDGE and HSDPA technology and could be required to write down the value of some of the related assets.
High penetration and increasing competition in the mobile telecommunications market have caused per minute prices to decline and could cause customer retention costs to increase substantially such that Swisscom may not be able to maintain its current market share
With mobile penetration having reached almost 92% in Switzerland at the end of 2005 (based on data published by mobile network operators), prices have declined, it has become more difficult to acquire new customers and Swisscom has been driven to increase its focus on customer retention. Swisscom already faces substantial competition from the other two mobile licensees in Switzerland, Orange and TDC (Sunrise). Competition for business customers is particularly intense, as Orange and TDC (Sunrise) have been increasing their efforts to win market share in this segment. In December 2003, ComCom awarded GSM licenses to Tele2 and In&Phone, which further intensified competition in the mobile business market. In response to competition, Swisscom has introduced budget service plans and service plans where calls are billed on a per-call, rather than per-minute, basis. As a result, the average price per minute of mobile traffic has declined. Furthermore, given the high rate of mobile penetration and increasing competition, customer retention costs could increase substantially. If

Swisscom is unable to attract new or retain existing customers in the mobile market, its mobile revenues would suffer and it would lose market share. At the same time, further declines in average minute prices and an increase in the cost of customer retention would put additional pressure on margins and could lead to a substantial decline in profitability.
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
In December 1999, the Federal Council adopted an ordinance, known as the NIS Ordinance, which establishes emission standards to protect the population of Switzerland from non-ionizing radiation emitted by various sources, including mobile antennae and base stations. In July 2002, the Swiss Agency for the Environment, Forests and Landscape (“BUWAL”) issued final guidelines for enforcement authorities on the appropriate methods by which to measure electromagnetic emissions from base stations and masts in the GSM network, but which did not address emission standards for UMTS networks. Final guidelines relating to emission standards for UMTS networks were adopted in 2005. In order to comply with the applicable emission standards and to maintain its current level of service, Swisscom could be required to install additional antennae. However, Swisscom does not expect the associated costs to be materially different in 2006 from those incurred in previous years. See “Item 4: Information on the Company – Regulation – Mobile Telecommunications”.
A study has indicated that UMTS radiation has an impact on the well-being of humans. While the impact of UMTS radiation on the well-being of humans is supposedly small, the results of the study are statistically significant. Additional studies, which attempt to replicate this study while correcting certain of its scientific shortcomings, are currently being conducted. If these further studies confirm that UMTS radiation may have adverse health effects, regulatory authorities may set stricter emission standards for the UMTS network than currently apply. Any of these regulatory measures would have a severe and adverse effect on Swisscom’s mobile business and Swisscom may be unable to recoup its investment in the UMTS network and required to take significant write downs.
Even if stricter regulatory measures are not adopted, perceived health risks of mobile handsets or base stations and related publicity could cause Swisscom’s customer base and average usage per customer to decline, which would have a material adverse effect on Swisscom’s mobile communications business. Environmental and health concerns are also making it more difficult, and more costly, to find acceptable sites for base stations and could thereby impair the build-out of Swisscom’s wireless infrastructure, primarily the mobile network.
If Swisscom is not able to benefit from a potential increase in market demand for integrated communication solutions and IT services, its business customers and solutions business would suffer
As the provision of basic telecommunication services to business customers has become a commodity business characterized by low margins, Swisscom believes that future growth in this market will lie in the provision of enhanced business solutions. Accordingly, it has invested in upgrading its data networks, thereby enabling the provision of integrated data and voice services with greater flexibility, scalability and performance. However, demand for such integrated communications solutions has not developed as Swisscom anticipated. The slowdown of the global economy that began in 2001 led to a decline in corporate spending which was particularly pronounced in the IT area. Despite modest improvements in the economy since the beginning of 2004, demand for integrated communication solutions and IT services may decline if the economy slows down again. Moreover, Swisscom faces intense competition from other players in the market for integrated communication solutions and IT services, some of which have more experience than Swisscom and who are able to offer services on a global basis. As a result of these factors, and due to Swisscom’s primarily domestic focus, there can be no assurance that Swisscom will benefit proportionately from any upturn in market demand.
The expansion of its outsourcing business exposes Swisscom to the risk that it may not be able to achieve expected cost savings and could be required to perform long term contracts at a loss
In recent years, Swisscom has expanded its business in the outsourcing market. Outsourcing contracts are typically multi-year engagements under which Swisscom takes over management of a client’s technology operations, business processes, network and/or IT infrastructure. Generally, Swisscom also takes over the clients’ employees associated with the outsourced operations and may become responsible for the related employee obligations, such as pension and severance commitments. The successful implementation of outsourcing projects depends, among other things, on Swisscom’s ability to rapidly optimize the outsourced operations by reducing costs and on Swisscom’s ability to accurately forecast the rate at which it will be able to reduce such costs. If Swisscom is not able to realize anticipated efficiencies, or if it fails to implement such efficiencies on the schedule predicted, it may not be able to perform these contracts on a profitable basis. In addition, some of these contracts may permit termination fees or impose other penalties if Swisscom does not meet performance levels specified in the contracts. Because these contracts extend over multiple years, it may be years until Swisscom recognizes that its forecasts are inaccurate and that it is unable to implement anticipated cost reductions. In the mean time, Swisscom may enter into additional contracts based on the same or similar assumptions and forecasts, compounding its losses.
Swisscom may consider making investments and acquisitions, including potentially large acquisitions outside its home market, which would entail a variety of important risks
Swisscom continues to actively consider investment opportunities, which could potentially include large acquisitions outside its home market. In the last two years, Swisscom has been involved in advanced acquisition discussions and proceedings relating to Telekom Austria, Cesky Telecom a.s. and Eircom Group plc. Although these discussions and proceedings ultimately did not result in an acquisition, and although the strategic goals for 2006 to 2009 announced by the Swiss Federal Council, as Swisscom’s majority shareholder, have limited Swisscom’s flexibility in this regard, acquisitions that fulfill specified criteria may still be undertaken and Swisscom expects to continue to consider international investment opportunities in the future.
Entry into a significant acquisition would entail a variety of important risks. There can be no assurance that Swisscom would be able to successfully execute the business plan it pursued with a specific acquisition, such as leveraging the target’s expertise in certain areas, or to realize other anticipated benefits, including synergies, from the transaction. This risk may be compounded in the case of a cross-border transaction, as political and cultural factors may make it more difficult to implement management and other changes. Although Swisscom would seek to conduct due diligence on any potential target, the opportunity to do so may be limited and it is possible that the transaction would entail higher than anticipated costs, that the target would have additional liabilities for which Swisscom would not be entitled to indemnification or that write downs would be required, including of any goodwill arising out of the transaction. Moreover, should Swisscom enter into a large acquisition, Swisscom could incur substantial debt, which could negatively affect earnings and lead to an increase in leverage ratios, thereby reducing Swisscom’s future financial flexibility.
Additional risks are associated with smaller Swisscom investments at home or abroad. Swisscom may realize a loss on investments it makes in start-up companies, in uncertain technologies or in companies targeted for growth with potentially risky business plans if such companies are unable to implement their business plans or pursue an unsuccessful strategy. For example, a risk exists that Swisscom Eurospot will be unable to repay loans received from Swisscom, or that Swisscom will have to record an impairment charge in connection with its investment in Antenna Hungária.
Swisscom depends upon a limited number of suppliers, particularly for the supply of next generation fixed and mobile network components
Swisscom’s ability to provide and roll out reliable, high quality and secure products and services, depends upon, among other things, the adequate and timely supply of transmission, switching, routing and data collection systems, related software and other network equipment. If Swisscom were unable to obtain adequate supplies of equipment in a timely manner, or if there were significant increases in the costs of such supplies, Swisscom’s operations would be adversely affected. This is particularly true with respect to network equipment and services that Swisscom requires to upgrade its existing fixed and mobile networks to enable new broadband and multimedia services based on new technologies, such as ADSL, very high bit-rate digital subscriber line (VDSL), symmetric digital subscriber line (SDSL), EDGE, UMTS and HSDPA. While Swisscom seeks to diversify its suppliers, it currently has only one supplier of ADSL equipment, who is also the supplier of VDSL and SDSL equipment, and one supplier of UMTS and EDGE equipment, who will also be the supplier of HSDPA equipment. Swisscom also depends on the timely supply of mobile handsets which can be used in the UMTS, EDGE and HSDPA networks.

Network failures may result in the loss of traffic, reduced revenue and harm to Swisscom’s reputation
Modern telecommunication networks are vulnerable to damage or interruption caused by system failures, hardware or software failures, computer viruses or external events such as storms, floods, avalanches, fires, power loss or intentional wrongdoing. Swisscom has experienced network failures in the past. In June 2004, Swisscom’s IP network for business customers was disrupted for several hours due to a software failure. If the disruption had continued for a longer period, it would have had significantly adverse consequences, in particular for the banking sector. In 2005, flooding disrupted both Swisscom’s mobile and fixed-line networks. While mobile coverage was quickly restored, thousands of customers remained without ADSL and fixed-line services for weeks. The flooding caused Swisscom to incur additional repair costs and reduced revenue from affected customers. The risk of network failures can never be entirely eliminated. Any such failure may harm Swisscom’s reputation and could result in customer dissatisfaction and reduced traffic and revenues.
Complex IT systems may fail to operate properly, hampering Swisscom’s business development
Swisscom relies for many of its most important data processing functions on complex IT systems which have been developed over a long period of time. Older systems have been upgraded and adapted on an ongoing basis and new systems have been introduced. As a result, there is a lack of harmonization in Swisscom’s IT systems which may affect Swisscom’s ability to compete with newer service providers and therefore require that Swisscom make further investments to facilitate the provision of flexible and cost-effective services to its customers and may harm its competitive position. In addition, further adaptation and extension of Swisscom’s IT systems, in particular its billing, order management and customer relationship management systems, would be complex and time-consuming and could therefore hamper Swisscom’s business development.
Swisscom’s triple-play strategy for future growth and the continuing convergence among telecommunications technologies and devices will require it to integrate a variety of media and technologies. Swisscom may experience difficulties integrating existing systems and new equipment designed to facilitate the delivery of multimedia services as such equipment may not operate properly in connection with Swisscom’s existing equipment and networks. Technical difficulties may delay the implementation of Swisscom’s growth strategy and may lead to customer dissatisfaction, both of which could harm Swisscom’s reputation and result in reduced revenues and profitability.
Swisscom’s relations with the trade unions could deteriorate
In 2005, Swisscom entered into a new collective bargain agreement with the trade unions. The agreement, which entered into effect in January 2006, is of unlimited duration unless terminated by either party on six months’ notice to the end of a calendar year. The agreement will first become terminable in 2007. Termination of the collective bargaining agreement, the initiation of new negotiations and staff reductions could damage labor relations or even lead to work disruptions, which in turn could also negatively affect Swisscom’s profitability and competitiveness. Labor relations could also be negatively impacted in the event of a sale of the Swiss Confederation’s controlling interest in Swisscom as part of the Federal Council’s current efforts to privatize Swisscom.
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

Swisscom is involved in a number of legal proceedings which, if decided against Swisscom, could in the aggregate have a material adverse effect on its results
Swisscom is involved in several legal proceedings that are described in more detail under “Item 8: Financial Information – Legal Proceedings”. Swisscom’s position as the principal telecommunications provider in Switzerland has attracted the attention of its competitors in Switzerland and of the Swiss regulatory authorities. In addition, Swisscom is regularly involved in legal disputes with competitors as a result of its leading position in the fixed-line and mobile communications markets in which it operates. For example, Swisscom is currently involved in a legal proceeding with respect to fixed-fixed interconnection fees, in which it may be required to lower interconnection prices by approximately 30%. Swisscom has recorded a provision relating to these proceedings based on management’s best estimate of the outcome. When these proceedings conclude in the second half of 2006 or in 2007, Swisscom will be required to settle the disputed amounts, which could result in a significant cash outflow. If the Federal Court’s decision differs from Swisscom’s estimate, e.g., by requiring Swisscom to retroactively offer discounted prices to all of its customers rather than just to the parties to the proceedings, such settlement may exceed the amount provided for in the financial statements as of December 31, 2005, thereby affecting Swisscom’s income.
Although Swisscom believes that most of these proceedings would not individually have a material adverse effect on its results of operations and financial condition, in the aggregate these proceedings could have such an effect. This risk has been heightened by the latest approach indicated by the Swiss Competition Commission in its investigation of Swisscom Mobile’s mobile termination fees. While the results of those proceedings are not directly applicable to other cases, they may signal greater scrutiny by the Competition Commission in enforcing the Antitrust Law coupled with higher potential fines.
The inclusion of new services in the Universal Service Obligation could require Swisscom to make investments that are disproportionate to anticipated revenues.
In fall 2006, the Federal Communications Commission (“ComCom”) will open a tender for the new Universal Service license, which will apply after Swisscom’s current Universal Service license expires at the end of 2007. The Federal Council recently published a proposal to amend the Telecommunications Ordinance to extend the Universal Service Obligation in line with technological developments and current social and economic requirements.
If Swisscom is the winning bidder in the tender and the Universal Service Obligation is expanded to include the provision of broadband services (as currently proposed by the Federal Council), Swisscom could be required to make investments that it will not be able to recoup due to price ceilings for products included in the Universal Service Obligation.
If Swisscom fails to maintain an effective system of internal controls, it may not be able to accurately report its financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in Swisscom’s financial reporting, which would harm its business and the trading price of its shares and ADSs.
Effective internal controls are necessary for Swisscom to provide reliable financial reports and effectively prevent fraud. If Swisscom cannot provide reliable financial reports or prevent fraud, its financial results could be harmed.
Swisscom devotes significant attention to establishing and maintaining effective internal controls. Swisscom is in the process of documenting, reviewing and, if appropriate, improving its internal controls and procedures in connection with Section 404 of the Sarbanes Oxley Act of 2002, which requires annual management assessments of the effectiveness of Swisscom’s internal controls over financial reporting and a report by Swisscom’s independent auditors addressing these assessments. Both Swisscom and its independent auditors are in the process of testing Swisscom’s internal controls in connection with the Section 404 requirements. As part of this documentation and testing process, Swisscom and its independent auditors have identified problematic areas for further attention or remediation. Implementing appropriate changes to Swisscom’s internal controls may require specific compliance training of Swisscom’s directors, officers and employees, entail substantial costs in order to modify the deficient elements of Swisscom’s existing accounting systems, and take a significant period of time to complete.
Swisscom cannot be certain that these measures will ensure that it implements and maintains adequate controls over its financial reporting processes and related Section 404 reporting requirements. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Swisscom’s financial results or cause it to fail to meet its reporting obligations. Any such failure could also adversely affect Swisscom’s assessment of the effectiveness of its ‘internal control over financial reporting’ that will be required when the Section 404 requirements become applicable to it. Inferior internal controls could also cause investors to lose confidence in Swisscom’s reported financial information, which could have a negative effect on the market price of Swisscom’s shares and ADSs.
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
In addition, for as long as the Swiss Confederation maintains a controlling interest in Swisscom, it will continue to be able to influence Swisscom’s strategy. For example, in 2005 Swisscom was involved in advanced negotiations to acquire Eircom Group plc of Ireland. At the end of November, after the Swiss Federal Council instructed its representative on the Swisscom Board of Directors to vote against such an acquisition and, instead, to support the distribution of free capital to shareholders, talks on a takeover of Eircom were broken off. In December 2005, the Swiss Federal Council, as Swisscom’s majority shareholder, announced its new strategic goals for 2006 to 2009 which limit Swisscom’s flexibility for corporate acquisitions. The strategic goals permit holdings abroad only if they support Swisscom’s core business within Switzerland or can be shown to further other strategic-industrial logic. The Federal Council expects that Swisscom will not enter into any investments in foreign telecommunications companies with a universal service obligation mandate. Finally, the Federal Council has indicated that net debt should be restricted to no more than one and a half times earnings before interest, taxes, depreciation and amortization (EBITDA). As a result of the Federal Council’s position, Swisscom could be limited in its ability to undertake major corporate actions, such as acquisitions or entry into strategic partnerships, either at the parent company level or through subsidiaries, which are important elements of its strategy. Swisscom may also be limited in its ability to incur debt to finance such an acquisition and may be prevented from optimizing its balance sheet structure.
The sale of a substantial stake in Swisscom by the Swiss Confederation could negatively affect Swisscom’s share price and reputation
As of December 31, 2005, the Swiss Confederation held a 62.45% stake in Swisscom. The stake will increase after the planned share capital reduction following the share buyback completed in December 2005. On April 5, 2006, the Swiss Federal Council adopted a dispatch on the Confederation’s holdings in Swisscom for submission to the Federal Assembly. The subject of the proposal is an amendment to the Telecommunications Enterprise Act of 1997 (the “TUG”), which would transfer power to the Federal Council to sell the government’s controlling interest in Swisscom. Future sales by the Swiss Confederation may occur, whether as a result of this initative or as part of a reduction to the current legal minimum shareholding of 50%-plus-one-share. Swisscom will have only a very limited ability to influence the structure or details of such sales. The sale or distribution of a significant number of Swisscom’s shares by the Swiss Confederation may cause the market price of Swisscom’s shares and ADSs to decline.
In addition, part of Swisscom’s reputation for reliability and trustworthiness among its customers is due to Swisscom’s ownership by the Swiss Confederation. If the Swiss Confederation sells a significant portion of its stake in Swisscom, Swisscom’s reputation may be impaired, it may lose customers to competitors, and the market price of Swisscom’s shares and ADSs may decline.

If another party acquires control of Swisscom as a result of the Swiss Confederation reducing its stake in Swisscom below 50%, Vodafone plc may exercise its conditional pre-emption rights to sell its 25% stake in Swisscom Mobile to Swisscom, and Swisscom’s counterparties in significant contracts may be able to terminate such contracts or demand additional security.
Swisscom is a party to several significant contracts, including a Shareholder’s Agreement with Vodafone plc and various cross-border lease agreements, which contain provisions related to a potential change of control of Swisscom.
Vodafone plc holds conditional pre-emption rights which would permit it to sell its 25% stake in Swisscom Mobile to Swisscom at fair market value if a party other than the Swiss Confederation is able to exert a controlling influence over Swisscom. Under current law, the Swiss Confederation may not sell its controlling interest in Swisscom, and therefore Vodafone’s right to sell its shares in Swisscom Mobile cannot be exercised. In accordance with International Financial Reporting Standards (IFRS), Swisscom therefore has not recorded a liability related to such rights. On January 25, 2006, however, the Swiss Federal Council published a consultation document containing a proposal for a change in law that would permit the Swiss Confederation to sell its controlling interest. If the law is changed, it would be possible for the government to dispose of its shares in Swisscom and a new shareholder could potentially obtain control of Swisscom. If such a change in the law occurs, Vodafone’s conditional sale right would have to be recorded at fair value as a financial liability.
If Vodafone’s conditional sale right becomes exercisable, the existence of such rights may reduce Swisscom’s attractiveness to potential acquirors. In addition, if a change of law occurred, a new shareholder obtained control of Swisscom and Vodafone were to exercise its conditional pre-emption rights, Swisscom would have to use a significant amount of cash, or incur a significant amount of debt, to pay the purchase price, which is defined as the fair market value of Vodafone’s 25% interest in Swisscom Mobile. This could negatively affect Swisscom’s liquidity, credit rating and financial flexibility.
In addition, Swisscom Mobile is a party to a related Service Agreement with Vodafone plc. Under this agreement, each of Swisscom Mobile and Vodafone has agreed to provide the other with access to its products and services, global best practice guidelines, as well as to provide certain consultancy and supporting services. In addition, the parties have agreed upon reciprocal roaming arrangements. The Service Agreement is terminable if an entity other than Swisscom AG acquires more than half of the voting rights and equity capital of Swisscom Mobile or the above-mentioned Shareholders’ Agreement is terminated. If the Service Agreement were to be terminated, Swisscom Mobile could face higher costs for certain products and services, lose access to services and content that Vodafone makes available to Swisscom customers, lose access to the newest mobile handset models and/or be required to pay higher prices for mobile handsets in general.
Between 1996 and 2002, Swisscom entered into cross-border tax lease arrangements under the terms of which parts of its fixed and mobile networks were sold or leased long-term to US American Trusts and leased back with terms of up to 30 years. In the transaction concluded in 2002, Swisscom was required to provide a letter-of-credit to secure a part of its obligations to the equity investors. Swisscom is obliged to issue further letters-of-credit if the Swiss Confederation gives up its majority shareholding in Swisscom. Issuing additional letters-of-credit may limit Swisscom’s financial flexibility.
In addition, a change of control of Swisscom may induce certain of Swisscom’s contractual counterparties to attempt to renegotiate contracts, even where they do not directly benefit from a contract termination right.
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

ITEM 4: INFORMATION ON THE COMPANY
Overview
Swisscom is the principal telecommunications provider in Switzerland, offering a comprehensive range of products and services to residential and business customers. As the leading provider of fixed-line services, Swisscom offers analog and digital access services. In addition, Swisscom offers broadband services over existing subscriber lines using a technology commonly referred to as ADSL. As of December 31, 2005, Swisscom provided 3.8 million fixed-line telephone access lines in Switzerland, of which 0.9 million were digital or ISDN lines and 1.1 million were being used for ADSL access. In 2005, Swisscom billed an aggregate of 15.9 billion minutes of national transit and interconnection traffic and terminated over 1.6 billion minutes of incoming international traffic on behalf of other telecommunication service providers. Through Swisscom Mobile AG, in which Vodafone holds a 25% stake, Swisscom is the leading mobile telecommunications service provider in Switzerland, with over 4.3 million subscribers to its mobile service as of December 31, 2005. Swisscom also offers a full range of state-of-the-art data services, from leased lines to integrated solutions for its business customers. In 2005, Swisscom’s net revenue amounted to CHF 9.7 billion.
On June 8, 2004, Swisscom sold its 95% stake in debitel AG, the largest network independent telecommunications provider in Europe, in a leveraged buyout by funds advised by the private equity firm Permira (Permira Funds), for a purchase price of EUR 640 million (equity value). As a result of the sale, debitel is treated in the consolidated financial statements as a discontinued operation. Prior years have been restated accordingly. See “— Divestments/Discontinued Operations — debitel”.
Swisscom operates a variety of state-of-the-art telecommunications networks which enable the quick and cost-effective introduction of innovative services. Swisscom’s PSTN/ISDN network features fully digitalized transmission and local switching and fully integrated ISDN. Swisscom has upgraded its access networks to provide broadband connectivity services via ADSL technology in the local loop. ADSL technologies operate, like ISDN, over existing copper lines, but offer higher speed and volume for data transmission. Swisscom’s ADSL service is available to approximately 98% of the population of Switzerland, and its fastest offering provides download speeds of up to 6 Mbit/s. Swisscom also operates several data networks used for the provision of packet switched, frame relay and asynchronous transfer mode (ATM) data services and, to an increasing extent, IP and Ethernet communication. Swisscom’s mobile telephony network is a digital mobile dual band network based on the international GSM standard. In order to respond to increasing demand for mobile data services, Swisscom introduced nationwide Enhanced Data Rates for GSM Evolution (EDGE) coverage. EDGE technology permits faster transmission of data via existing GSM installations. Swisscom has also built out a separate “third generation” UMTS network. UMTS is a mobile radio system that creates additional mobile radio capacity and enables broadband media applications while also providing high speed Internet access. Swisscom is currently capable of providing UMTS service to approximately 90% of the Swiss population. As described in more detail below, Swisscom is currently making targeted investments in both its fixed-line and mobile networks to increase coverage where needed as well as to enhance capacity and upgrade functionality. See “— Networks and Technology”.
The following table sets forth Swisscom’s capital expenditures for the periods indicated.

CHF in millions	Year Ended December 31,
	2005	2004	2003

Fixed-line network	353	360	497
Mobile network	238	434	381
Other	496	342	287

Total	1,087	1,136	1,165

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
Although Switzerland is not a member of the EU, the Swiss market has been liberalized on the schedule and in the manner set forth in the EU directives mandating the liberalization of telecommunications services in member states. In March 2006, the Swiss Parliament adopted amendments to the Telecommunications Act which are not expected to enter into force prior to January 1, 2007. Swisscom will be required to offer, among other things, unbundled access to its local loop on a cost-oriented basis in the form of full access as well as bitstream access for a limited period of four years. See “ — Regulation — Unbundling of the Local Loop and Other Access Regulation”.
Under the Telecommunications Act, Swisscom was required to continue to provide certain basic telecommunications services comprising Universal Service throughout Switzerland until December 31, 2002, with a number of such services subject to price ceilings. Swisscom’s Universal Service license was later renewed for another five-year term and ISDN access became part of Universal Service subject to a price ceiling.
On December 19, 2005, Swisscom completed a share repurchase program in which it repurchased shares in an aggregate amount of CHF 2 billion, representing 7.75% of its share capital. The Annual General Meeting to be held on April 25, 2006 will vote on a resolution to reduce Swisscom’s share capital accordingly. See “Item 8: Financial Information — Dividend Policy”.
Historically, Swisscom’s operations were a part of the Swiss PTT, a dependent agency of the Swiss Government. The TUG established Swisscom as a special statutory stock corporation. The TUG provides that the Swiss Confederation must hold a majority of the capital and voting rights of Swisscom. As of December 31, 2005, the Swiss Confederation held a 62.45% stake in Swisscom. This stake will increase following effectiveness of the planned share capital reduction mentioned above.
On January 25, 2006, the Swiss Federal Council published a consultation document containing a proposal to change the law that prohibits the Swiss Confederation from selling its controlling interest in Swisscom. As long as the Swiss Confederation maintains a controlling interest in Swisscom, it will continue to be able to influence Swisscom’s business and strategy. For example, in 2005 Swisscom was involved in advanced negotiations to acquire Eircom Group plc of Ireland. At the end of November, after the Swiss Federal Council instructed its representative on the Swisscom Board of Directors to vote against such an acquisition and, instead, to support the distribution of free capital to shareholders, talks on a takeover of Eircom were broken off. Swisscom views the Swiss Federal Council’s proposal to implement a change of law and sell the government’s controlling interest in Swisscom as positive overall. The sale of the government’s controlling interest will increase Swisscom’s corporate strategic flexibility in a rapidly evolving international environment.
Swisscom’s principal executive offices are located at Alte Tiefenaustrasse 6, 3050 Bern, Switzerland. For a list of Swisscom’s subsidiaries and affiliated companies, see Note 39 to the consolidated financial statements.
Strategy
The key challenge Swisscom faces is finding profitable new sources of revenue to offset the decline in traditional activities. Swisscom’s new strategy is based on three pillars:
•	Strengthening its core business with convergent offerings and maximizing efficiency by exploiting functional overlaps in technology. The most important pillar of the strategy is the strengthening of Swisscom’s core business by offering a comprehensive portfolio of multimedia services and first-class customer service. Swisscom aims to provide customers with highly attractive offerings from a comprehensive range of products, services and network access options. Individual products are increasingly expected to be bundled into all-round packages. Swisscom expects to win customers’ trust with improved, rapid and competent customer care with simplified access to customer contact points. Swisscom is looking to position itself as a Swiss role model in the field of customer service.

By exploiting functional overlaps in technology, Swisscom also intends to simplify its technological infrastructure and to combine functions where sensible. Introducing a common architecture and design across platforms will reduce operating costs and improve performance. Moreover, Swisscom will seek to implement new organizational structures to establish shared services for support functions and eliminate what is not necessary to support its core business.

•	Promoting growth in business customers solutions. The second pillar of the strategy consists of extending Swisscom’s activities in the business customer market by offering a wider range of IT and communications solutions. Swisscom plans to offer international companies with a decision-making center located in Switzerland a one-stop shop for international services, e.g., with the help of cross-border alliances.

Swisscom’s existing competence in providing solutions for the banking and healthcare industries is to be further expanded. In addition, Swisscom is looking to achieve substantial growth in the outsourcing market.

•	Expanding through targeted projects. The third pillar covers expansion projects in areas where Swisscom has proven core competences. Firstly, Swisscom has identified opportunities to add value by incorporating its specialized know-how into projects targeting specific customer segments in other countries. Swisscom expects additional opportunities to emerge in countries with pent-up demand for the technologies Swisscom can provide, e.g., broadband telecommunications and digital television. Within Switzerland there may also be expansion potential in areas where Swisscom is active, but not the market leader. Secondly, Swisscom plans to enter markets related to its current core business that are undergoing major changes under the influence of digitalization and broadband penetration (e.g., telemedicine).
Implementing this strategy may also involve the acquisition of companies, where appropriate. However, Swisscom will apply rigorous investment criteria and synergies or business logic must justify the price of any acquisition.
The strategic goals of the Federal Council limit Swisscom’s ability to enter into acquisitions. The Federal Council expects Swisscom not to enter into any investments in any foreign telecommuncations company with a universal service obligation (USO) mandate and to limit net debt to a maximum of one-and-a-half times EBITDA as reported on a consolidated basis. Nonetheless, the Board of Directors has analyzed the Federal Coucil’s strategic goals for 2006 to 2009 and believes they provide sufficient leeway for the company’s further value-adding development. For more information, see “Item 7: Major Shareholders and Related Party Transactions — Relationship and Transactions with the Swiss Confederation — The Confederation as Shareholder — Strategic Goals”.
Should no suitable investment opportunities arise, Swisscom intends, in accordance with its dividend policy, to return capital it does not require to its shareholders. See “Item 8: Financial Information — Dividend Policy”.

Overview of Revenue by Business Segment
In 2005, Swisscom operated in the following business segments:
•	Fixnet provides access, fixed-line voice, Internet and a comprehensive range of other fixed network telecommunication services to residential and business customers. In addition, Fixnet provides wholesale services and also offers a variety of other services, including the sale of customer equipment, the provision of leased lines and the operation of a directories database.

•	Mobile provides mobile telephony, data and value-added services in Switzerland and sells mobile handsets.

•	Solutions provides national and international fixed-line voice telephony services to business customers and offers leased lines, Intranet services and integrated communication technology solutions, including outsourcing services, to business customers.

The Solutions business segment was formed on January 1, 2005, when Swisscom Enterprise Solutions was merged with Swisscom Systems, formerly accounted for in the segment “Other”, to form a new business segment named Swisscom Solutions.

•	Other covers mainly the provision of IT services through Swisscom IT Services, the broadcasting businesses of Swisscom Broadcast and Antenna Hungária in Switzerland and Hungary, the billing services and customer cards business of Accarda and the operation of a pan-European network for broadband Internet connectivity through Swisscom Eurospot.

•	Corporate includes Swisscom’s headquarter functions, group-company shared services, property rentals through the real estate company Swisscom Immobilien and Swisscom’s programs under its social plan.
The following table sets forth external revenue generated by Swisscom’s segments for the periods indicated.

CHF in millions	Year Ended December 31,
	2005	2004	2003

Fixnet	4,319	4,555	4,601
Mobile	3,651	3,679	3,511
Solutions(1)	1,123	1,279	1,426
Other(1)	571	476	416
Corporate	68	68	72

Total	9,732	10,057	10,026

(1)	Effective January 1, 2005, Swisscom Enterprise Solutions was merged with Swisscom Systems, formerly accounted for in the segment “Other”, into a new business segment named Solutions. Prior years’ numbers for the segments “Other” and Solutions were restated accordingly.

Fixnet
Overview
Through Fixnet, Swisscom is the leading provider of fixed network telecommunication services in Switzerland, which it provides to residential, business and wholesale customers. In 2005, Fixnet generated total revenue of CHF 5.3 billion, including sales of CHF 1.0 billion to other Swisscom business segments. With external revenues of CHF 4.3 billion, Fixnet accounted for 44% of Swisscom’s consolidated net revenue in 2005.
Services provided by Fixnet include:
• Access. Fixnet provides access services, including traditional analog, digital and broadband access services, to residential and business customers. As of December 31, 2005, Fixnet provided 3.8 million fixed-line telephone access lines, including 0.9 million ISDN lines, and offered ADSL access to approximately 1.1 million subscriber lines.
• Retail Traffic. Fixnet provides national and international fixed-line voice telephony services to residential and business customers. In 2005, Fixnet carried an aggregate of 9.8 billion minutes of national telephony and dial-up Internet traffic and 0.9 billion minutes of outgoing international traffic generated by residential customers.
• Wholesale Traffic. Fixnet provides a wide range of wholesale services to Swisscom’s other segments (which results in the recognition of intersegment revenue) and to other telecommunications providers. In 2005, Fixnet billed a total of 15.9 billion minutes of national interconnection and transit traffic, carried 0.8 billion minutes of outgoing international traffic and terminated 1.6 billion minutes of incoming international traffic.
• Other Traffic. Fixnet operates public payphones, provides operator services and offers prepaid calling cards.
• Other. Fixnet also offers a variety of other services, including the sale of customer equipment, the provision of leased lines and the operation of a directories database.
The following table sets forth external revenue generated by Fixnet for the periods indicated.

CHF in millions	Year Ended December 31,
	2005		2004	2003

Access	1,992		1,876	1,715
Retail traffic	1,082		1,240	1,329
Wholesale traffic	483	(1)	691	677
Other traffic	130		158	247
Other	632		590	633

Total	4,319		4,555	4,601

(1)	In 2005, Swisscom contributed its international wholesale business to a joint venture with Belgacom. As Fixnet only has a minority stake in this new company, certain associated revenues (and costs) are no longer recorded by Fixnet.
In order to strengthen its competitive position in the retail fixed-line market, Swisscom aims to increase usage of its broadband access services and to strengthen customer loyalty. Swisscom believes that demand for broadband connectivity services will continue to increase and is actively marketing broadband connectivity in the retail market. Swisscom believes that combining its core activities voice and Internet with multimedia services such as TV and video on demand, a so-called triple-play strategy, will be an effective means of competing with cable network operators. Swisscom carried out a 3-month field trial ending February 2005 of providing television to 600 of its users and installed the technology for employees of the Swisscom Group and Microsoft at the end of 2005 as a second test launch. Swisscom plans to introduce the new multimedia services on a commercial basis during 2006. In addition, Swisscom seeks to optimize product distribution and to promote customer care through direct and indirect sales channels, such as Swisscom shops and specialized outlets. Swisscom also operates a direct marketing center.

Access
Fixnet provides homes and businesses in Switzerland with analog and digital telephone access lines as well as a variety of supplementary services. In addition, Swisscom offers Internet access services to residential and business customers as well as broadband Internet access services to other Internet service providers on a wholesale basis. In 2005, external revenue from access services amounted to CHF 1,992 million.
Voice Access
Swisscom’s analog voice access service, provided over the public switched telephone network (PSTN), consists of providing connections between a customer’s premises and the PSTN for basic voice, facsimile and Internet services. Each PSTN access line provides a single telecommunications channel. Swisscom offers its PSTN customers a wide range of supplementary services including caller identification, call forwarding, call waiting, engaged line callback, three-party conference calling and caller identification suppression services. In 2005, PSTN services comprised 41% of total access revenue.
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

In thousands of lines(1)	As of December 31,
	2005	2004	2003

PSTN(2)	2,922	3,007	3,086
ISDN(3)	900	924	924

Total access lines	3,822	3,931	4,010

Total access channels	5,043	5,175	5,261

(1)	Based on lines in service, including courtesy lines and service lines.

(2)	Each PSTN line provides one access channel.

(3)	ISDN lines consist of basic ISDN lines and primary ISDN lines. A basic ISDN line provides two access channels and a primary ISDN line provides 30 access channels.
ISDN growth has stagnated in recent years and even declined in 2005 because of the increasing use of ADSL services, which are also offered over PSTN lines, and because of the introduction of caller identification on PSTN by mid-2005, which up to then had only been offered over ISDN. In addition, the total number of access lines declined primarily due to the increase in market share of Cablecom, Switzerland’s major cable network operator, which offers voice and Internet access over its own infrastructure. Swisscom expects this trend to continue.
Swisscom does not receive revenue in connection with the initial in-house installation of access lines, which is generally performed by independent contractors. Most of the supplementary services available are included in the monthly subscription.

The following table sets forth information relating to Swisscom’s charges in effect in 2005 for the provision of voice access services.

CHF (including VAT)	Activation Fee	Monthly Fee

PSTN	43.00	25.25
ISDN basic with up to 3 access numbers	43.00	43.00
ISDN basic with up to 7 access numbers	43.00	53.80
ISDN basic with up to 10 access numbers	43.00	63.90
ISDN primary	914.60	538.00
Under the terms of the Universal Service license, the provision of ISDN access is included within Swisscom’s Universal Service obligation and is subject to a price ceiling of CHF 40.00 (excluding VAT). PSTN access is subject to a price ceiling of CHF 23.45 (excluding VAT). Additional charges may be levied for the provision of supplementary services. See “— Regulation — Universal Service” and “— Regulation — Price Ceilings for Universal Service”.
In March 2006, the Swiss Parliament adopted amendments to the Telecommunications Act which are not expected to enter into force prior to January 1, 2007. Swisscom will be required to offer, among other things, unbundled access to its local loop on a cost-oriented basis in the form of full access as well as bitstream access for a limited period of four years. See “— Regulation — Unbundling of the Local Loop and Other Access Regulation” and “Item 8: Financial Information — Legal Proceedings”.
Internet Access
Swisscom is the leading Internet service provider for retail customers in Switzerland, offering broadband Internet access over asynchronous digital subscriber lines (ADSL) and narrowband Internet access as a dial-up service over ISDN and PSTN lines. In addition, Swisscom Fixnet provides broadband Internet access to other Internet service providers on a wholesale basis.
The following table provides information about the number of access subscribers for the periods indicated:

In thousands of lines/subscribers	Year Ended December 31,
	2005	2004	2003

Retail ADSL lines	708	490	274
Wholesale ADSL lines	390	312	213

Total ADSL lines	1,098	802	487

Retail narrowband subscribers(1)	410	523	670

(1)	Includes active access subscribers only, defined as all paid-access subscribers and those subscribers to Swisscom’s free-access services who had accessed their accounts at least once in the last 40 days.
In recent years, growth in the access area has come from ADSL technology, which offers significantly higher transmission speeds compared to ISDN. Because ADSL may be offered over a traditional PSTN line, ADSL growth has contributed to a decline in the number of ISDN lines.
Swisscom offers residential Internet users and small businesses Internet access service packages facilitating high-quality Internet access using both narrowband and broadband access technologies, IP-based communication services, personal information management services and shared hosting services. Internet access over ADSL is offered on a flat-fee basis for high bandwidth users, and on a minutes-of-use basis for 150kbit/s low bandwidth users. In 2005, Swisscom strengthened its position in this market by acquiring Cybernet (Schweiz) AG from the Viatel Group. Cybernet focuses its activities on the small and medium-sized business market, where its core businesses include connectivity, data centers and e-business.
Swisscom seeks to increase the number of subscribers to ADSL access services by offering new ADSL services and significantly increasing the capacity of its ADSL lines and adding very high bit-rate digital subscriber lines (VDSL) that will allow downstream speeds well above 10 Mbit/s.

The following table sets forth information relating to Swisscom’s charges in effect in 2005 for the provision of ADSL services.

	Downstream / upstream
CHF (including VAT)	bandwidth (kbit/s)(2)	Monthly Fee	Hourly rate

ADSL 150 PAYG(1)	150/50	9.00	2.40
ADSL 600	600/100	49.00	—
ADSL 1200	1200/200	69.00	—
ADSL 2400	2400/200	99.00	—

(1)	Pay-as-you-go service introduced in the third quarter of 2005.

(2)	Effective mid-March 2006, the downstream/upstream bandwidth offering for new ADSL 600 customers was increased to 2000 / 100, for ADSL 1200 to 3500 / 300, and for ADSL 2400 to 5000 / 300. The monthly fees remained unchanged. The downstream/upstream bandwidth provided to existing customers will be upgraded until the end of the second quarter of 2006.
In a letter dated October 20, 2005, the Competition Commission announced that it was opening an investigation of Swisscom and Swisscom Fixnet, based primarily on allegations made by one of Swisscom’s competitors, TDC (Sunrise). The Competition Commission believes facts exist which indicate Swisscom may be abusing its dominant position. In addition, the Competition Commission intends to investigate whether prices for certain of Swisscom’s ADSL services are excessive and unreasonable. See “Item 8: Financial Information — Legal Proceedings — Other Regulatory Proceedings”.
In March 2006, the Swiss Parliament adopted amendments to the Telecommunications Act which are not expected to enter into force prior to January 1, 2007. Market-dominant providers will be required to offer bitstream access to other providers on demand for four years on a cost oriented basis. See “— Regulation — Unbundling of the Local Loop and Other Access Regulation”.
Television and Multimedia Entertainment
As Swisscom continues to upgrade the capacity of its networks, the increased bandwidth will allow Swisscom to pursue its so-called triple play strategy of combining its core activities with multimedia services. Swisscom plans to offer television and video on demand services during 2006. Rather than sending television and video signals by broadcasting or transmitting them via cable connections, consumers will be able to use their high-speed Internet connections to seamlessly stream video to their computers and televisions. In order to evaluate the technological feasibility and market appeal of offering television over its broadband infrastructure, Swisscom started a trial at the end of 2005 in which it installed the technology for employees of Swisscom Fixnet and Microsoft. In addition, to further this “triple play” strategy, Swisscom has acquired a 49% strategic stake in CT Cinetrade AG, a Swiss media company whose activities include a pay-TV channel, video and DVD film rights, as well as movie theaters. In preparing the market for Swisscom’s entry into the TV business, in March 2005 Swisscom launched an interactive television product which can be used with cable, satellite and terrestrial broadcast systems in order to compete with cable network operators, which are particularly well positioned to combine voice, data and Internet access services with multimedia content. For more information, see “Item 3: Key Information — Risk Factors — Risks Related to Swisscom’s Business — Increased competition may have a significant impact on the revenues and profitability of Swisscom’s fixed-line broadband business, which may not allow Swisscom to recoup its investment in fixed-line broadband infrastructure and multimedia services”.
Retail Traffic
Swisscom provides comprehensive national and international calling services to residential and business customers. Fixnet’s business customers are small and medium sized enterprises that do not require customized telecommunications solutions. External revenue attributable to national traffic and outgoing international traffic originating on the fixed-line network generated by Fixnet customers amounted to CHF 1,082 million in 2005.
Retail traffic has declined in recent years, mainly due to a significant decline in local area traffic and Internet traffic. In 2004, the decline in local area traffic was a result of the fact that Internet is increasingly accessed via Internet dial-up numbers, offered by Internet service providers, and ADSL lines, with the result that the associated traffic is no longer included in Swisscom’s local area traffic statistics. In 2005, the continued

migration to ADSL lines contributed to the decline in Internet traffic, while increased competition reduced voice traffic. Swisscom expects retail traffic to continue to decline.
Swisscom believes it is well-positioned to remain the leading provider of national traffic and outgoing international calling services in the Swiss market. To this end, Swisscom continues to implement new measures designed to maintain its market share in national and international telephony traffic and to increase customer loyalty. In 2005, Swisscom intensified its efforts to retain and win back customers through direct marketing campaigns and new pricing models.
Traffic. The following table sets forth, for the periods indicated, selected information relating to Fixnet’s national and outgoing international fixed voice telephony traffic.

In millions of minutes(1)(2)	Year Ended December 31,
	2005	2004	2003

Local and long distance traffic	6,628	7,205	7,732
Fixed-to-mobile traffic	925	949	950
Internet traffic	2,252	3,323	4,842

Total national retail traffic	9,805	11,477	13,524
International retail traffic(3)	926	955	968

Total retail traffic	10,731	12,432	14,492

(1)	Figures do not include traffic generated from Swisscom-operated public payphones or from calling cards.

(2)	Includes traffic on courtesy and service lines.

(3)	Based on minutes of outgoing international traffic as determined for retail customer billing purposes. Does not include international wholesale traffic originating outside Switzerland.
In 2005, 55.2% of the outgoing international traffic generated by Fixnet customers (excluding outgoing international mobile traffic) was directed toward three countries: Germany, France and Italy.
Tariffs. Swisscom offers a variety of tariff packages targeting different customer segments. Under some tariff packages, Swisscom’s national traffic charges are calculated on the basis of call duration, time of day, day of the week, and whether the call is fixed-to-fixed or fixed-to-mobile. Swisscom has also implemented pricing models under which customers pay a monthly subscription fee, allowing them to make both national and international calls at reduced rates or even for free at certain off-peak times. These new pricing models have effectively resulted in an overall tariff reduction.
Local and long-distance fixed-fixed calls within Switzerland that are billed on a per-minute basis are billed as follows:

CHF/minute(1)	Peak(2)	Off-Peak(3)

National fixed-fixed tariff	0.08	0.04

(1)	Calls are charged in incremental steps of CHF 0.10 without a set-up charge.

(2)	Monday to Friday, from 8:00 a.m. to 5:00 p.m.

(3)	Monday to Friday, from 5:00 p.m. to 8:00 a.m., as well as on Saturdays, Sundays and holidays.
National fixed-to-mobile calls are billed as follows:

CHF/minute(1)	Peak(2)	Off-Peak(3)

Generally applicable tariff	0.55	0.45
New tariffs applicable to calls terminating on:
Swisscom Mobile (as of July 1, 2005)	0.41	0.31
TDC (Sunrise) Mobile
(as of October 1, 2005)	0.49	0.39

(1)	Calls are charged in incremental steps of CHF 0.10 without a set-up charge.

(2)	Monday to Friday from 7:00 a.m. to 7:00 p.m.

(3)	Monday to Friday from 7:00 p.m. to 7:00 a.m., as well as on Saturdays, Sundays and holidays.

Swisscom’s international calling charges are generally based on duration, destination and day of the week. In recent years, Swisscom has substantially reduced its international calling charges, both through tariff reductions and volume discounts. Swisscom has a weekday rate applicable from Monday to Friday and a weekend rate for Saturday and Sunday and five tariff groups.
The following table sets forth information relating to Swisscom’s international tariffs in effect at the end of December 2005 for calls to the countries generating the most outgoing international traffic.

In CHF/minute, including VAT(1)	Weekday	Weekend

Germany, Austria, France, Italy, United Kingdom, United States, Canada	0.12	0.10
Portugal, Spain, Netherlands	0.25	0.20
Serbia, Montenegro	0.65	0.50

(1)	Calls are charged in incremental steps of CHF 0.10 without a set-up charge. A surcharge is applied for calls to foreign mobile networks.
Swisscom offers a variety of promotions, such as discounts for evening and weekend calls, temporary discounts and new pricing models designed to improve price perception and reduce churn.
Under its Universal Service obligation, Swisscom is required to provide, subject to price ceilings, comprehensive local and national long distance calling services throughout Switzerland until December 31, 2007. Swisscom’s current tariffs are well below the applicable ceiling. See “ — Regulation — Price Ceilings for Universal Service”.

Wholesale Traffic
Swisscom provides various national wholesale services to other telecommunications providers, including network operators, service providers and resellers. Swisscom’s portfolio of national wholesale services includes basic interconnection services, which Swisscom offers to all licensed operators, registered service providers and others entitled to interconnection under the Telecommunications Act. See “ — Regulation — Interconnection by a Market-Dominant Provider”.
The international wholesale business is characterized by low margins due to overcapacity and strong competition.
Effective July 1, 2005, Swisscom and Belgacom, the leading telecommunications company in Belgium, formed a new joint venture company, named Belgacom International Carrier Services (BICS), combining their international wholesale activities. As part of the transaction (the Belgacom transaction), Swisscom received a 28% interest in the joint venture in exchange for its international wholesale business and international network, valued at CHF 36 million. Fixnet’s wholesale business now consists only of its wholesale national business. In 2004 and 2005, Fixnet’s international wholesale operations contributed CHF 445 million and CHF 256 million to Swisscom’s wholesale traffic revenues, respectively. The full-year effect of the transaction will be a significant decrease in revenues and expenses in 2006.
As of July 1, 2005, a large portion of Swisscom’s wholesale international traffic ceased to be routed through Fixnet, and is now routed directly through BICS. As Fixnet only has a minority stake in the joint venture, associated costs and revenues normally would no longer be recorded by Fixnet. For technical reasons, however, international incoming traffic to be routed through BICS in Switzerland to either domestic third party networks or to Swisscom’s Mobile network will continue to be routed through Fixnet’s network until 2007. Accordingly, associated revenues and costs are still being recognized by Fixnet. These revenues and costs, which were recorded under international incoming traffic until December 31, 2005, are now recorded under wholesale national traffic. After 2007, BICS traffic will no longer be routed through Fixnet under this arrangement.
Since February 2003, direct mobile interconnection has been available, and mobile network operators have been able to terminate their traffic directly on each other’s networks. Traffic between networks, which had previously been routed via Fixnet Wholesale’s networks, is now routed directly. Since the introduction of direct mobile interconnection, Swisscom’s competitors have been able to offer their customers direct mobile interconnection, which resulted in a decrease in traffic over Swisscom’s network.
Wholesale National
Swisscom has a standard interconnection offer which it markets to all licensed operators, registered service providers and others eligible for interconnection under the Telecommunications Act, and it complements this standard offer with a portfolio of extended interconnection services and wholesale products. In 2005, external revenue from national wholesale services amounted to CHF 227 million.
The following table sets forth information relating to Fixnet’s national interconnection and transit traffic for the periods indicated.

In millions of minutes	Year Ended December 31,
	2005	2004	2003

Wholesale national traffic(1)	15,947	17,055	17,871

(1)	Based on minutes as determined for customer billing purposes. Includes traffic related to third party revenues for access, termination and transit services.
Until 2007, international incoming traffic routed through BICS in Switzerland will continue to be terminated by Fixnet for technical reasons. Until December 31, 2005, Fixnet recognized this traffic as incoming international traffic. Since January 1, 2006, Fixnet has been recognizing this traffic as wholesale national traffic.
Swisscom’s standard interconnection offer encompasses a set of basic interconnection services which Swisscom is required to offer under the Telecommunications Act. The standard offer comprises interconnection between access points on the Swisscom network and competitors’ access points, originating, terminating and transit services, access to Swisscom’s emergency, national and international directory enquiry services, as well as access to the Business Numbers of Swisscom and other service providers.
Under the Telecommunication Act, the interconnection rates charged by a market dominant provider must be cost-oriented, but may include an appropriate return on capital. Interconnection rates are based on the long run incremental costs (“LRIC”) of an efficient operator and may not include historical costs. See “ — Regulation — Interconnection by a Market-Dominant Provider”.
The following table sets forth information relating to Fixnet’s interconnection prices for the periods indicated.

CHF/minute(1)	As of December 31,
	2005	2004	2003

Regional termination	0.0112	0.0114	0.0130
National termination	0.0175	0.0186	0.0203
Regional carrier selection	0.0113	0.0115	0.0130
National carrier selection	0.0176	0.0187	0.0203

(1)	Includes set-up charge. Calculated based on the weighted average price of a call of four minutes duration, whereby the traffic split in peak, off-peak and night calls was taken into consideration.
In 2005, Swisscom reduced its standard interconnection rates by up to 7%. For 2006, Swisscom has announced further interconnection rate reductions averaging 5%. Swisscom believes that its interconnection rates are in line with the European average and represent a fair, transparent and consistent implementation of the applicable regulatory requirements. Swisscom expects to continue to adapt its interconnection charges from time to time as it realizes further cost savings through network optimization or improvements in efficiency.
Swisscom has regularly been involved in legal proceedings relating to its interconnection obligations. In November 2003, ComCom issued decisions requiring Swisscom to lower interconnection prices with retroactive effect for the years 2000 to 2003 by 25-35%. Swisscom lodged an appeal against this decision with the Federal Court. Swisscom’s competitors, TDC (Sunrise) and WorldCom also filed an appeal demanding further reductions than decided by ComCom. In October 2004, the Federal Court overturned the ComCom decision on procedural grounds and remanded the petitions for re-hearing before ComCom. On June 10, 2005, ComCom confirmed its November 2003 decision, requiring Swisscom and Fixnet to retroactively reduce the interconnection rates charged TDC (Sunrise) and WorldCom between 2000 and 2003 by approximately 30%. ComCom required TDC (Sunrise) and WorldCom to reduce their own prices on a reciprocal basis. On July 13, 2005, Fixnet and TDC (Sunrise) both lodged an appeal against this decision with the Federal Court. For further information on legal proceedings relating to interconnection, see “Item 8: Financial Information — Legal Proceedings”.

Incoming International Traffic
Swisscom’s agreement with Belgacom to combine their international wholesale activities by forming a new joint venture company included the transfer of Fixnet’s wholesale international incoming traffic business. Until 2007, however, international incoming traffic will continue to be routed through Fixnet for technical reasons. As a result, corresponding revenues and expenses are still being recorded by Fixnet. Until December 31, 2005, Fixnet recognized this traffic as incoming international traffic. Since January 1, 2006, Fixnet has been recognizing this traffic as wholesale national traffic. In 2005, external revenue from incoming international traffic amounted to CHF 146 million.
The following table sets forth information relating to Fixnet’s incoming international traffic in minutes for the periods indicated.

In millions of minutes	Year Ended December 31,
	2005	2004	2003

Incoming international traffic	1,577	1,521	1,607
International Termination Traffic
Swisscom’s agreement with Belgacom to combine their international wholesale activities by forming a new joint venture company included the transfer of Fixnet’s wholesale international termination traffic business. External revenue from international termination traffic amounted to CHF 245 million in 2004, and CHF 110 million in 2005 (prior to the July 2005 transfer to Belgacom).
The following table sets forth Swisscom’s international termination traffic in minutes for each of the periods indicated.

In million of minutes	Year Ended December 31,
	2005		2004	2003

International termination traffic(1)	755	(2)	1,508	1,188

(1)	Minutes of outgoing traffic terminated outside of Switzerland.

(2)	Prior to the July 2005 transfer to Belgacom.
Other Traffic
Swisscom generates other traffic revenue from the operation of private and public payphones (which Swisscom is required to maintain as part of its Universal Service obligation), operator services and from the sale of pre-paid cards. In 2005, Swisscom realized external revenue of CHF 130 million from these services.
Other
Other services comprise the sale of customer equipment, the provision of leased lines, the operation of a directories database and a variety of other services.
Customer Equipment
Swisscom is a leading provider of customer equipment to residential customers in the Swiss telecommunications market. Swisscom purchases from third-party suppliers all of the telecommunications equipment that it sells or rents under the Swisscom brand name. In addition, Swisscom sells telecommunications equipment under third-party brand names. Swisscom offers residential customers primarily PSTN and ISDN corded and cordless telephone handsets and facsimile machines. Swisscom also offers mobile handsets and a variety of other products through its Swisscom shops, including ADSL modems. In 2005, sales of customer equipment generated external revenue of CHF 253 million.
The most important distribution channel for Swisscom’s customer equipment is its Swisscom shops. In addition, Swisscom uses third-party distribution channels.

Leased Lines
Swisscom offers a full portfolio of leased lines throughout Switzerland. Customers can choose among a wide range of bandwidths and a selection of different service levels. Swisscom has contracts with approximately 80 wholesale customers in Switzerland. Business customers, the primary customer segment for leased lines, are targeted through Solutions. See “ — Solutions — Leased Lines National”. In March 2006, the Swiss Parliament adopted amendments to the Telecommunications Act which are not expected to enter into force prior to January 1, 2007. Swisscom will be required to offer, among other things, access to leased lines on a cost-oriented basis. See “— Regulation — Unbundling of the Local Loop and Other Access Regulation” and “Item 8: Financial Information — Legal Proceedings”. In 2005, the provision of leased lines generated external revenue of CHF 158 million.
Directories
Swisscom Directories operates, maintains and sells Switzerland’s most comprehensive directories database, the electronic phonebook (Elektronisches Telefonbuch ETV ® or “ETV”). ETV includes over 6 million residential and business entries and is updated daily with subscriber information from Switzerland’s major telecommunications service providers. Swisscom Directories is also responsible for the production, marketing and distribution of printed telephone books, as well as the operation, production and development of electronic directories and the online yellow pages. In 2005, Swisscom Directories generated external revenue of CHF 120 million.
The directories’ business is regulated under the Telecommunications Act. Since 2001, every telecommunication service provider is required to provide its regulated data, including daily data updates, not only to directories publishers, as was the case in the past, but to any interested party and for any use. In 2002, Swisscom Directories was appointed by all major telecommunication providers as their data agent and is now responsible for centrally handling the provision of regulated data. In connection with an investigation to determine whether Swisscom Directories offered its directories database to third parties at prices and on conditions that prevent them from effectively using the data, the Competition Commission determined that Swisscom Directories has a market-dominant position, but decided not to pursue the matter. Swisscom appealed the finding that it has a market-dominant position. The appeal is still pending. See “Item 8: Financial Information — Legal Proceedings”.
Other
Other revenue comprises mainly Internet narrowband traffic to third-party ISP numbers. In addition, it provides a range of value added services and data services to residential customers. In 2005, external revenue from these services amounted to CHF 101 million.
Competition
In the area of fixed network telephony and related services, Swisscom faces intense competition, particularly in the national and international calling markets. In 2005, price competition intensified due to increased competition from cable network operators, especially Cablecom, the largest cable network operator in Switzerland, and from Internet service providers. Swisscom expects price competition to intensify in 2006.
Access. As recently as two years ago, Swisscom did not face significant competition in the residential access market, mainly due to the fact that Swisscom has not yet been required to unbundle its local loop. However, competition has increased since mid-2004, when Cablecom started offering telephony services over cable on a commercial basis and is thereby directly competing with Swisscom’s PSTN and ISDN access services. In March 2006, the Swiss Parliament adopted amendments to the Telecommunications Act which are not expected to enter into force prior to January 1, 2007. Swisscom will be required to offer, among other things, unbundled access to its local loop on a cost-oriented basis in the form of full access as well as bistream access for a limited period of four years. See “ — Regulation — Unbundling of the Local Loop and Other Access Regulation” and “Item 8: Financial Information — Legal Proceedings — Proceedings Relating to Unbundling of the Local Loop”. Unbundling of the local loop will give competitors direct access to Swisscom’s customers and the ability to offer them a full range of services without the need to use Swisscom as an intermediary. In addition to loss of access revenues, unbundling the local loop is likely to lead to increased competition for national and international traffic as for the first time, customers will be able to choose among competing full-service providers of fixed-line telephony.

Swisscom’s principal competitors in the Internet access market are Cablecom and TDC (Sunrise). TDC (Sunrise) offers narrowband dial-up access through its own network as well as ADSL broadband access through a reselling agreement with Swisscom Fixnet.
In the market for broadband access, Swisscom faces stiff competition from cable network operators, including Cablecom, who are able to offer high-speed Internet access via cable. Cable currently offers higher bandwidth than ADSL and has certain other advantages over ADSL. Cable network operators are particularly well positioned to combine voice, data and Internet access services with multimedia content. In response to this increased competition, Swisscom is making capital expenditures to upgrade its network to combine its core activities in voice and Internet services with multimedia services such as TV and video on demand. However, cable network operators have been offering these multimedia services for some time and Swisscom may not be successful in entering this market. With the rollout of broadband mobile services based on UMTS and other wireless broadband access technologies, Swisscom may face additional competition from broadband mobile service providers.
In order to compete with other broadband access operators more effectively, Swisscom has increased the capacity of its ADSL services by more than 400% since 2003. The most recent upgrade started in March 2006 and will double ADSL bandwidth for most service plans by mid-2006.
After revoking, on October 17, 2005, a provisional order from May 6, 2002 relating to a petition filed by two of Swisscom’s competitors, the Competition Commission announced, in a letter dated October 20, 2005, that it was opening a new investigation of Swisscom and Swisscom Fixnet, based primarily on allegations made by one of Swisscom’s competitors, TDC (Sunrise). The Competition Commission believes facts exist which indicate Swisscom may be abusing its dominant position. In addition, the Competition Commission intends to investigate whether prices for certain of Swisscom’s ADSL services are excessive and unreasonable. See “Item 8: Financial Information — Legal Proceedings — Other Regulatory Proceedings”.
National Retail Traffic. Swisscom faces increasing competition in the national retail traffic market, especially from Cablecom. Currently, Swisscom’s principal competitors in the national retail traffic market are TDC (Sunrise), Cablecom and Tele2. In 2006, prices are expected to remain under pressure, mainly due to increased competition from cable network operators, mobile network operators and Internet service providers offering Internet telephony (known as Voice over IP) services.
Tariffs for fixed to mobile calls, which are accounted for in national traffic, are expected to come under particular pressure due to regulatory initiatives in the European Union regarding mobile termination and two proceedings in which Swisscom is involved. See “ — Regulation — Mobile Telecommunications”. Effective June 1, 2005 Swisscom reduced its mobile termination rates by more than 40% from CHF 0.335 to CHF 0.200 per minute in order to compete more effectively with other mobile network operators. In response, TDC (Sunrise) reduced its mobile termination rates from CHF 0.3685 to CHF 0.2995, effective August 1, 2005, and Orange reduced its rates from CHF 0.3695 to CHF 0.3295, effective January 1, 2006. The reductions in mobile termination rates by TDC (Sunrise) and Orange were less than Swisscom had expected, based on ComCom’s decision to require reciprocal reductions from the two operators, and based on conditions prevailing in the European market and in the sector, i.e., CHF 0.200/minute.
Swisscom’s competitors for national long distance service depend on Swisscom for the provision of wholesale origination and termination access and transit services. As a result, the pricing of these services has had an important impact on the development of retail competition. Since January 1, 2000, Swisscom has been required to calculate its interconnection costs in any market in which it is market-dominant on the basis of the long-run incremental cost of an efficient operator and may no longer include historical costs. As a result, interconnection prices have steadily declined. Because interconnection rates calculated on the basis of long-run incremental costs only cover the additional cost to Swisscom of giving other providers access to its network and do not include the historical costs incurred by Swisscom in building out its network, Swisscom’s competitors may be able to offer retail services at lower prices than Swisscom while still covering their costs. See “— Regulation — Interconnection by a Market-Dominant Provider”. In November 2003, based on complaints by TDC (Sunrise) and WorldCom, ComCom issued decisions requiring Swisscom to lower interconnection prices with retroactive effect for the years 2000 to 2003 by 25-35%. Swisscom lodged an appeal against this decision with the Federal Court. In October 2004, the Federal Court issued a decision overturning the ComCom decisions on procedural grounds and remanding the petitions for re-hearing before ComCom. On June 10, 2005, the ComCom confirmed its November 2003 decision, requiring Swisscom and Fixnet to retroactively reduce the interconnection charges charged TDC (Sunrise) and WorldCom between 2000 and 2003 by approximately 30%. ComCom required TDC

(Sunrise) and WorldCom to reduce their own prices on a reciprocal basis. On July 13, 2005, Fixnet and TDC (Sunrise) both lodged an appeal against this decision with the Federal Court, which has yet to issue a decision. See “Item 8: Financial Information — Legal Proceedings”.
International Retail Traffic. Swisscom also faces strong competition in the outgoing international calling market. Swisscom’s principal competitors in the outgoing international traffic market are TDC (Sunrise), Tele2, Cablecom and Solaris, which focus their marketing on offering reduced rates for calls directed to countries of high traffic volume. The development of interconnection pricing will also impact competition in the area of outgoing international telephony.
Over the long term, Swisscom expects that additional market share will be lost in the area of international fixed voice telephony due to the increasing use of Voice-over-IP technologies and increased low-price competition. The international rates are therefore expected to come under additional pressure.
Wholesale Traffic. In 2005, Swisscom continued to face increasing competition in the national wholesale market from various network providers such as Colt and TDC (Sunrise), currently offering services between major Swiss cities and international outgoing services to resellers.
Other Traffic. In the public and private payphones market, Swisscom does not face significant competition. However, the overall market for public and private payphone use is expected to decline further due to increasing use of mobile phones and phone cards issued by other operators.
In the market for operator services, Swisscom faced only limited competition in 2005. Swisscom is allowed to use the well-known access number 111 until the end of 2006. Thereafter, Swisscom will have to switch to the new service number 1811, which is expected to result in a significant reduction in traffic volume for its operator services.
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
Leased Lines. In 2005, Swisscom continued to face intense competition in the market for national leased lines, in particular in areas with high data volume. Swisscom’s main competitors in this market are Cablecom, TDC (Sunrise) and Colt. In March 2006, the Swiss Parliament adopted amendments to the Telecommunications Act which are not expected to enter into force prior to January 1, 2007. Swisscom will be required to offer, among other things, access to leased lines on a cost-oriented basis, which is expected to intensify competition. See “ — Regulation — Unbundling of the Local Loop and Other Access Regulation”.
Directories. Swisscom faces significant competition in the directories market from online directory operators, internet search engines and traditional direct marketing companies entering the market. Barriers to entry remain low, particularly in the online directory market, and Swisscom Directories expects competition to increase further.

Mobile
Overview
Swisscom Mobile is the leading provider of mobile telephony services in Switzerland, with 4.3 million mobile subscribers as of December 31, 2005. In 2005, Swisscom’s mobile activities generated total revenue of CHF 4.2 billion, including sales of CHF 0.5 billion to other Swisscom business segments. With external revenues of CHF 3.7 billion in 2005, Swisscom Mobile accounted for 38% of Swisscom’s consolidated net revenue.
The following table sets forth the external revenue generated by Mobile for the periods indicated.

CHF in millions	Year Ended December 31,
	2005	2004	2003

Base fees	677	691	685
Connectivity voice	2,203	2,286	2,221
Connectivity data and value-added services	604	521	454
Other mobile revenue(1)	167	181	151

Total Mobile	3,651	3,679	3,511

(1)	Includes revenue from the sale of handsets sold through sales channels other than Swisscom shops and from SICAP, a prepaid billing platform.
Most of Swisscom’s mobile telephony revenue is generated from monthly subscription fees and traffic charges for mobile voice telephony, which accounted for 79% of its external revenues in the mobile segment in 2005.
With the successful implementation of services enabled by high speed GPRS, PWLAN, EDGE and UMTS technologies, Swisscom believes that an increasingly significant portion of its mobile revenue will be generated by mobile data services, value-added services, Internet access and e-commerce services. In November 2003, Swisscom implemented the Vodafone live! portal, providing mobile information, entertainment, community and lifestyle premium services, and Swisscom has added significant new features (such as live television and music downloads) to these services since then. Swisscom believes that these services will contribute in the future to the generation of m-commerce revenue and enhance customer retention. In July 2005, Swisscom upgraded its Mobile Unlimited service, which enables seamless data download/synchronization via a PC card, by adding EDGE to the existing list of supported mobile broadband technologies (GPRS, PWLAN, UMTS) which Swisscom believes will contribute in the future to the generation of data revenues.
Since February 2003, direct mobile interconnection has been available, and Swisscom Mobile and other mobile network operators are able to terminate their traffic directly on each other’s networks rather than through Swisscom Fixnet, which had been the intermediary for such traffic.
During 2005, Swisscom Mobile capitalized on efficiency efforts initiated in recent years and was able to show a modest reduction in the average number of employees (full time equivalents) from 2,491 at year-end 2004 to 2,412 at year-end 2005, in part by transferring employees to Swisscom’s social plan programs. By reducing its workforce, Swisscom Mobile reversed the trend of the last seven years while still showing strong subscriber growth.
On April 7, 2006, the Secretariat of the Competition Commission issued a draft decision in its proceedings against Swisscom Mobile in connection with mobile termination fees. The Secretariat believes that Swisscom Mobile has abused its market-dominant position and has indicated that it intends to impose a fine of at least CHF 489 million. For more information, see “Item 3: Key Information — Risk Factors — Risks Related to Swisscom’s Business — The Swiss Competition Commission may require Swisscom Mobile to pay large fines and reduce its prices” and “Item 8: Financial Information — Legal Proceedings — Other Regulatory Proceedings”.
Alliance with Vodafone
In connection with the acquisition of a 25% shareholding in Swisscom Mobile AG by Vodafone Group Plc (“Vodafone”) effective April 1, 2001, Swisscom Mobile and Vodafone entered into a shareholders’ agreement and a service agreement, which set out the terms on which Swisscom Mobile and Vodafone would cooperate in certain areas.

Under the terms of the shareholders’ agreement, the Board of Directors of Swisscom Mobile consists of up to seven members, of which up to two may be Vodafone appointees, one may be an independent director, and up to four may be Swisscom appointees. Currently, the Swisscom Mobile Board of Directors consists of two Vodafone appointees and three Swisscom appointees. Resolutions of the Board, including approval of the annual budget, require the affirmative vote of the majority of the directors. Certain significant transactions are subject to unanimous Board approval, including decisions regarding specific investments, purchases or disposals of assets in excess of certain thresholds and material modification or termination of such agreements. The listing of Swisscom Mobile shares on any exchange is also subject to unanimous Board approval. Any change in share capital of Swisscom Mobile is subject to approval by both Swisscom and Vodafone.
Subject to certain exceptions, Swisscom and Vodafone have also agreed in the shareholders’ agreement that Vodafone is not to engage in the mobile business in Switzerland, or to have any controlling stake in a mobile business operating in Switzerland, other than pursuant to the terms of the shareholders’ agreement and the related service agreement. The shareholders’ agreement may be terminated without notice if Swisscom holds less than 41% or if Vodafone holds less than 10% of Swisscom Mobile. In addition, Vodafone holds a conditional pre-emption right that would permit it to sell its 25% stake in Swisscom Mobile to Swisscom at fair market value if a party other than the Swiss Confederation is able to exert a controlling influence over Swisscom. For more information, see “Item 3: Key Information — Risk Factors — Risks Related to Ownership by the Swiss Confederation — If another party acquires control of Swisscom as a result of the Swiss Confederation reducing its stake in Swisscom below 50%, Vodafone plc may exercise its conditional pre-emption rights to sell its 25% stake in Swisscom Mobile to Swisscom, and Swisscom’s counterparties in significant contracts may be able to terminate such contracts or demand additional security”.
In November 2003, the original service agreement entered into as part of the cooperation with Vodafone was replaced by a new service agreement between Swisscom Mobile, Vodafone and Vodafone Marketing Sarl, to reflect the continued and deepening co-operation between Swisscom Mobile and Vodafone and the development of new technologies in recent years.
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
In general, all services provided by Swisscom Mobile under the service agreement are to be offered to Vodafone on terms and conditions equivalent to those offered to other members of the Swisscom group, while Vodafone is required to offer its services to Swisscom Mobile on terms and conditions equivalent to those offered to other members of the Vodafone Group of a size similar to Swisscom Mobile. Furthermore, each of Swisscom Mobile and Vodafone has agreed, subject to certain exceptions, not to offer the services provided under the service agreement to any other mobile telecommunications business in any of the Vodafone territories, in respect of Swisscom Mobile, and any of Switzerland and Liechtenstein, in the case of Vodafone.
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
In 2005, Swisscom generated service revenue from the co-operation with Vodafone in the amount of CHF 88 million and paid an amount of CHF 103 million for services purchased from Vodafone. These payments primarily related to roaming charges that each of Swisscom Mobile and Vodafone paid the other for the use of the other’s network by its customers.

GSM and the Introduction of Next Generation Mobile Services
Swisscom’s mobile services are provided using the global system for mobile communications (GSM) standard as well as the Universal Mobile Telecommunication System (UMTS), the dominant digital standards in Europe and much of the rest of the world.
In 2001, Swisscom completed the implementation of general packet radio service (GPRS) technology in the network. GPRS is a standard for data transfer on GSM mobile phone networks and utilizes “packet switching” technology. In February 2002, Swisscom launched its first commercial GPRS service with a transmission rate of up to 50 kbit/s.
In December 2000, Swisscom was awarded one of four UMTS licenses auctioned in Switzerland, for which it paid CHF 50 million. Universal mobile telecommunication system (UMTS) is a third generation mobile radio system that creates additional mobile radio capacity and enables broadband media applications while also providing high speed Internet access. Swisscom has achieved all milestones stipulated in the UMTS licence and successfully launched its commercial UMTS services in September 2004.
In December 2002, Swisscom introduced a public wireless LAN (PWLAN) service. Swisscom Mobile is the leading PWLAN network operator in Switzerland, currently operating approximately 900 hotspots in Switzerland. In addition, Swisscom Mobile offers access to additional hotspots through roaming agreements mainly with Swisscom Eurospot. For more information on these networks and Swisscom’s PWLAN services, see “—Networks and Technology — Mobile Telecommunications Network” and “— Other — Swisscom Eurospot”.
Swisscom continues to build out its broadband networks, such as UMTS. At the same time, Swisscom also invests in capacity enhancements and functional upgrades of its existing GSM network. For example, in order to further improve its GPRS services, Swisscom has activated Enhanced Data Rates for GSM Evolution (EDGE) technology in all active GSM locations in early 2005. Other projects include building additional base stations in tunnels and along train routes and extending the reach of the network’s dual-band capability. To further enhance the customer experience, Swisscom will enable high-speed downlink packet access (HSDPA) in selected dense urban areas in the course of 2006. Swisscom believes that it can provide its customers with a true broadband experience by providing seamless connectivity through a variety of technologies, e.g. HSDPA, UMTS, EDGE and WLAN. For further information on Swisscom’s mobile network, see “ — Networks and Technology — Mobile Telecommunications Network”.
In December 1999, the Federal Council adopted an ordinance, known as the NIS Ordinance, which establishes emission standards to protect the population of Switzerland from non-ionizing radiation emitted by various sources, including mobile antennae and base stations.
In July 2002, the Swiss Agency for the Environment, Forests and Landscape (“BUWAL”) issued final guidelines for enforcement authorities on the appropriate methods by which to measure electromagnetic emissions from base stations and masts in the GSM network, but which did not address emission standards for UMTS networks. Final guidelines relating to emission standards for UMTS networks were adopted in 2005. In order to comply with the applicable emission standards and to maintain its current level of service, Swisscom could be required to, install additional antennae. However, Swisscom does not expect the associated costs in 2006 to be materially different from those incurred in previous years. See “— Regulation — Mobile Telecommunications”.
Base Fees
Swisscom’s base fees are generated from monthly subscription fees paid by Swisscom’s postpaid mobile subscribers and include revenue generated from the sale of SIM cards. For more information on Swisscom’s mobile subscribers, monthly base fees and SIM card fees, please see “— Connectivity Voice”, below.

Connectivity Voice
As the leading provider of mobile telephony services in Switzerland, Swisscom offers its customers mobile telephony service in Switzerland as well as abroad. Swisscom has roaming agreements with 425 mobile network operators worldwide covering 179 countries and earns revenue from those operators when their subscribers make mobile phone calls in Switzerland.
Traffic. The table below sets forth, for the periods indicated, the volume of traffic relating to Swisscom’s mobile telephony business.

In millions of minutes	Year Ended December 31,
	2005	2004	2003

Connectivity Voice (1)	3,688	3,404	3,335

(1)	Includes minutes from all outgoing calls made by Mobile subscribers as well as service accounts and traffic generated by service accounts.
For information on average monthly minutes of use and average monthly revenue per mobile customer, see “Item 5: Operating and Financial Review and Prospects — Results of Operations by Segment — Mobile”.
Principal Products. Swisscom currently offers a wide variety of mobile products, including pre- and post-paid products and products where calls are charged on either a per minute or per call basis.
All of Swisscom’s mobile products except its data-only and prepaid, low-cost products provide Swisscom customers with the full range of mobile services, allowing them to make and receive calls within Switzerland or internationally, using the same telephone number over GSM and/or UMTS systems in countries where Swisscom has roaming agreements. In June 2005, Swisscom launched a new range of products designated as “liberty” products. Subscribers to these products are charged on a per call basis, rather than on a per-minute basis, when calling numbers in the national fixed-line network or when calling other subscribers within Swisscom’s mobile network. All other calls are charged per minute. Swisscom also introduced its M-Budget mobile product in September 2005, which addresses the no frills, low cost segment. The offer only includes voice, roaming and SMS services, with all other services (e.g. MMS, GPRS, etc.) disabled.
Subscribers. The following table shows the total number of subscribers to Swisscom’s mobile services as of the dates indicated.

In thousands(1)	As of December 31,
	2005	2004	2003

Postpaid	2,640	2,518	2,387
Of which subscribers to liberty products	570	—	—
Prepaid(2)	1,641	1,390	1,409
Of which subscribers to liberty products	65	—	—

Total Subscribers	4,281	3,908	3,796

(1)	Includes service accounts.

(2)	Swisscom does not include accounts of any prepaid customer with inactivity of more than twelve months in its subscriber figures. A customer is deemed inactive after a period of twelve months without making a call or sending a SMS message. As of December 31, 2004, approximately 124,000 prepaid customers, which had not registered with Swisscom on a timely basis as required by law since July 2004, were deactivated.
Since 1995, the number of mobile customers in the Swiss marketplace has grown annually, with overall market penetration reaching almost 92% at the end of 2005, based on data published by mobile network operators. Swisscom expects growth in the mobile market to continue, although at a slower rate in light of high market penetration. With growing market penetration, Swisscom increasingly focuses on customer retention.
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

Tariffs. The following table provides an overview of the range of tariffs applicable as of December 31, 2005, in Swisscom’s principal product categories. All tariffs include VAT.

	SIM	Monthly				Night and
(CHF)	Card Fee	Base Fees		Peak(1)	Off-Peak(2)	Weekend(3)
Charge per Min
Postpaid products	40	15-75		0.18-0.70	0.15-0.70	0.15-0.70
Prepaid products	40	—	(4)	0.37-0.99	0.37-0.90	0.37-0.80

Charge per Call (liberty products)
Postpaid products	40	12/25		0.50 / 0.70	0.50 / 0.70	0.50 / 0.70
Prepaid products	40	—	(4)	0.80	0.80	0.80

(1)	Monday to Friday from 7:00 a.m. to 7:00 p.m., except holidays.

(2)	Monday to Friday from 6:00 a.m. to 7:00 a.m. and 7:00 p.m. to 10:00 p.m.

(3)	Monday to Friday from 10:00 p.m. to 6:00 a.m., weekends and holidays.

(4)	Customers who use prepaid mobile products are charged an initial fee for the SIM card only; there is no fee for recharging the card.
Swisscom offers a variety of tariff and service packages targeting different customer segments. Swisscom has introduced lower-cost products for residential and business customers, which have effectively resulted in an overall tariff reduction. Because Swisscom’s mobile customers can switch from one tariff to another, which Swisscom believes helps to prevent customer churn, the introduction of these new tariffs has led to a decline in the number of subscribers to Swisscom’s higher priced services. Swisscom expects that pressure on tariffs in both the residential and business segments will remain fierce in the future. Additional price reductions occurred as a result of Swisscom Mobile’s reduction of its termination rate from CHF 0.335 to CHF 0.20 in June 2005. Regulation of mobile access could still result in Swisscom being required to sell its competitors mobile telephony minutes on a cost-oriented basis for resale, which would put additional pressure on turnover.
For calls placed and received outside Switzerland, customers are generally billed using a fixed tariff model under which tariffs vary depending on the user’s geographic “zone”. This model provides the customer high cost transparency and good cost control. Certain customers also have the option of being billed using a surcharge model under which a roaming surcharge is added to the tariffs imposed by the local mobile network operator.
Connectivity Data and Value-Added Services
Connectivity data and value-added services comprise mainly short messaging services (SMS), data traffic and services.
Short messaging services (SMS), one of the most popular mobile data services, allows messages with up to 160 letters to be sent via a digital mobile phone. In 2002, Swisscom launched a multimedia messaging service (MMS), which is a further development of its SMS service.

The table below sets forth, for the periods indicated, the numbers of SMS messages sent.

	Year Ended December 31,
	2005	2004	2003

Number of SMS messages (in millions)(1)	1,991	1,986	1,847

(1)	Includes service accounts and traffic generated by service accounts. Does not include wholesale SMS messages.
The mobile data service Vodafone live! allows customers to take and send picture messages, download games and polyphonic ringtones and to access information and entertainment services, such as live television, which now includes 22 television channels. These mobile entertainment and mobile data services are continually upgraded either globally through Vodafone or locally through Swisscom. E-mail synchronization services have been the primary growth driver for data services, and are expected to continue growing.
In addition to Vodafone live!, Swisscom Mobile opened standardized interfaces to enable platforms which are used by third parties to offer mobile data and other services to Swisscom mobile subscribers. Examples of such services include premium priced SMS and MMS, which allow point of sale payment through mobile handsets.
Other
Customer Equipment Sales. Revenue from sales of mobile handsets through Swisscom shops is accounted for in Swisscom’s Fixnet segment. All other revenue from the sale of mobile handsets is allocated to Mobile.
SICAP. SICAP, a wholly owned subsidiary of Swisscom Mobile AG provides prepaid billing services to mobile network operators worldwide, including so-called over-the-air solutions, through which prepaid GSM SIM-card settings can be modified.
Competition
In its mobile business, Swisscom faces competition primarily from the two other original mobile licensees in Switzerland, Orange and TDC (Sunrise). In December 2003, ComCom awarded GSM licenses to two other competitors, Tele2 and In&Phone. Tele2 launched a city network in Zurich in June 2005 and plans to expand its services to other cities either by building out its own network or by entering into national roaming agreements with the other mobile network operators. In&Phone has launched campus networks throughout Switzerland and is expected to enter into a national roaming agreement with TDC (Sunrise) in early 2006.
Swisscom expects competition, especially for business customers, to remain strong in 2006 due to increased tariff pressure and competing enhanced data solutions. Competition in the residential segment is expected to be driven by handset subsidies as well as by new competitive price plans.
In the future, Swisscom expects to face competition in the provision of GPRS, EDGE and UMTS services from TDC (Sunrise) and Orange, both of which hold Swiss UMTS licenses.
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

Solutions
Overview
Effective January 1, 2005, Enterprise Solutions merged with Swisscom Systems, formerly accounted for under the segment “Other”, to form a new business segment named Swisscom Solutions.
Solutions is the leading provider of telecommunication services to business customers in Switzerland with complex needs. In 2005, Solutions generated total revenue of CHF 1.3 billion. With external revenues of CHF 1.1 billion in 2005, Solutions accounted for 11 % of Swisscom’s consolidated net revenue in 2005.
•	National and International Traffic. Solutions offers national and international fixed-line voice telephony services to business customers. In 2005, Solutions carried an aggregate of 1.9 billion minutes of national telephony traffic and 0.4 billion minutes of outgoing international traffic generated by business customers.

•	Leased Lines National. Solutions offers national leased lines services to business customers.

•	Intranet Services. Solutions offers Intranet services, consisting primarily of managed VPN (Virtual Private Networks) services to business customers.

•	Other Service Business. Solutions offers private network services, business internet access and business numbers, which business customers use to provide their customers with access to information services. In addition, Solutions offers international VPN and leased line services to its customers through partnerships.

•	Solution Business. Solutions offers business customers custom-made modular solutions to plan, build and run customers’ business communication needs.
System Integration. Solutions provides a comprehensive portfolio of products and services related to data and telecommunications infrastructure, such as customer interaction management, consulting services, security solutions and live event support.
Customer Services. Solutions offers a full range of operations and maintenance services in the field of private branch exchanges (PBXs) and in-house local area networks (LANs).
Outsourcing. Solutions’ outsourcing services range from telecommunication outsourcing up to complete ICT outsourcing.
•	Other. Solutions offers rental agreements or various other financing models through third parties to its business customers as financing alternatives for PBXs.

The following table sets forth external revenue generated by Solutions for the periods indicated.

CHF in millions	Year Ended
	December 31,
	2005	2004	2003

National and International Traffic	239	297	344
Leased Lines National	147	184	216
Intranet Services	152	173	179
Other Service Business	247	272	299
Solution Business	283	277	291
Other	55	76	96

Total Solutions external revenue	1,123	1,279	1,426

Solutions has increased its focus on large business customers with complex, solution-oriented telecommunication needs. Depending on each customer’s size and the complexity of its communication needs, Solutions markets its services through a key-account management team and through direct and indirect sales channels.
Due to general overcapacity in the telecommunications market, Solutions has experienced a general decrease in revenues in most of its customer segments. Solutions continues to focus its resources on meeting customers’ needs for complex telecommunications services to ensure its long-term growth and, where necessary, will complement its portfolio through new developments, partnerships or acquisitions.
National and International Traffic
Solutions provides national and international fixed-line voice telephony services to business customers. For a description of these voice telephony services, which Swisscom also provides to residential customers, and of developments impacting the provision of fixed-line telephony services, see “— Fixnet — Access” and “ — Fixnet — Retail Traffic”.
The following table sets forth, for the periods indicated, selected information relating to Solutions’ national and international fixed voice telephony traffic generated by business customers.

Traffic (in millions of minutes)(1):	Year Ended
	December 31,
	2005	2004	2003

Local and long-distance traffic	1,672	1,779	1,972
Fixed-to-mobile traffic	258	278	303

Total national traffic	1,930	2,057	2,275
International traffic(2)	356	361	373

Total traffic	2,286	2,418	2,648

(1)	Includes traffic on courtesy and service lines.

(2)	Based on minutes of outgoing international traffic as determined for retail customer billing purposes. Does not include international wholesale traffic originating outside Switzerland.
For information on tariffs for national and international traffic, see “— Fixnet — Retail Traffic — Tariffs”.
In the future, Solutions expects traditional voice traffic to decline due to the introduction of Voice over Internet Protocol (VoIP) services by Solutions and its competitors. VoIP makes it possible to place phone calls through data connections using Internet Protocol (IP), making a separate telephone line unnecessary. To use VoIP, consumers require a fairly fast data connection, which can be provided via a DSL line (which still requires access to a phone line), cable or through a broadband wireless connection. VoIP has the potential to offer greater functionality compared to traditional phone lines at minimal cost. When VoIP was first introduced, consumers had to use a computer to place calls, and their counterparties required a computer to receive them. Today, it is possible to make calls via VoIP using phones that look and function like conventional phones. As the quality and convenience of using these IP-based services has improved in recent years, they have become a viable alternative to traditional fixed-line services for many users, a trend Swisscom expects to continue and accelerate in the future.

Leased Lines National
Solutions is the leading provider of national leased lines in Switzerland. Leased lines are fixed point-to-point connections between separate locations, which may be used by the customer for voice and high volume data or video transmission. Leased lines are used by business customers to assemble their own private networks and by resellers to establish networks in order to offer information services. Swisscom also offers leased line services on a wholesale basis. See “— Fixnet — Other”.
Solutions also offers managed leased line services to its national leased line customers. Through active fault management and automatic rerouting in case of network failure, Solutions’ managed leased line services guarantee up to 99.97% end-to-end availability.
The number of national leased lines has declined in recent years, as customers increasingly migrate to high capacity services based on Internet Protocol (IP) due to customer applications requiring higher flexibility.
Solutions’ leased line subscribers pay an initial installation charge based on the type and capacity of the line and, thereafter, pay a monthly fee based on the type, length and capacity of the leased line. In recent years, leased line tariffs have declined due to regulatory pressures and increased competition from other infrastructure-based operators such as electrical power and cable network operators with their own telecommunication infrastructure and services, whose high bandwidth offerings have become more widely available and have declined in price.
Intranet Services
Solutions’ Intranet services consist primarily of managed VPN services, based on multiprotocol label switching (MPLS) technology. As of December 31, 2005, Solutions managed approximately 23,000 routers, mainly on behalf of banking and insurance clients, as well as on behalf of large retailers. Other services within the Intranet services portfolio include remote access services, which enable access to a company’s Intranet through all commercially available access technologies and encryption services for customers with strict security requirements. In 2006, Solutions will launch a VoIP service, whereby customers will have access to different services, such as voice, data and the Internet over a single corporate network.
Other Service Business
Solutions offers customers private networks for data transmission based on a variety of technological platforms, including frame relay and asynchronous transfer mode (ATM) services. In the past couple of years, the increased substitution among large business customers of IP services for frame relay and ATM services has resulted in decreased sales of such services. In 2005, however, Solutions launched an Ethernet service to provide its customers wide-area LAN services with high bandwidths.
Solutions’ business Internet service portfolio includes a full range of Internet access services for customers with high bandwidth requirements (up to 155 Mbits/s). Solutions also offers services and applications for business customers and national Internet service providers (ISPs). These services include managed firewall services and spam filtering IP transit services over a dedicated backbone.
Solutions also offers customers “business numbers” — toll-free, cost-shared and premium rate numbers for both national and international use, which business customers use to provide their own customers with access to information services. Solutions also offers premium rate services that, among other things, allow for flat rate charging on a per call or product basis. These numbers are mainly used by business customers as a retail sales channels and/or as an additional form of payment. Demand for business numbers has declined over the past few years, primarily as a result of companies using the Internet and informational company websites to distribute information instead of toll-free or other numbers.
Solutions offers international leased lines to its business customers with cross-border requirements. Such services were previously offered through Swisscom’s EOSNET Network. Following the transfer of Swisscom Fixnet’s international wholesale business and international network (including the EOSNET Network) to a joint venture formed with Belgacom (BICS), Solutions now offers these services through partnerships. For more information on the sale of leased lines activities, including the EOSNET Network, see “— Network and technology-Fixed Line Networks” and “— Divestments/Discontinued Operations”.

Effective September 12, 2005, Swisscom Solutions AG entered into a commercial partnership agreement with UK-based Vanco plc. for a minimum term of ten years, with a view to offering its multinational and international customers services outside its home markets of Switzerland and Liechtenstein.
In November 2004, Swisscom agreed to sell its interest in Infonet Services Corporation (“Infonet”) to British Telecommunications plc (“BT”). Infonet provides global voice, data and networking solutions to companies seeking to outsource their worldwide communications needs. In February 2005, Swisscom received USD 170 million (approximately CHF 201 million) for its 17.7% stake. After the sale of its stake in Infonet, Swisscom remains the exclusive distributor of Infonet services in Switzerland through Infonet Switzerland AG, in which Swisscom has a 90% interest, and which is accounted for in the Solutions segment. As a result of the sale, Swisscom may lose certain multinational business customers in Switzerland and related revenue.
Solution Business
The Solution Business provides customers with customized modular solutions, designing, installing and operating customers’ business communication infrastructure. Together with other Swisscom companies or external partners, Solutions is able to offer complete communication solutions.
System Integration — Solutions provides a comprehensive portfolio of professional services, including consulting services, customer interaction management, security solutions and live event support. In addition, Solutions offers product integration services, including the design, provisioning, implementation and support of PBXs, LANs and other data and telecommunication infrastructure.
Effective March 2006, Swisscom Solutions AG took over 300 mid- to large-sized customers and 129 employees from Siemens Schweiz AG, extending its know-how in planning, installing, operating and maintaining company-internal voice and data networks. Furthermore, the parties agreed that Siemens will provide Swisscom Solutions with support, including technical support for its technicians and engineers, and current and future PBX-related products. Solutions has also agreed to a commercial collaboration with Siemens Schweiz AG.
Customer Service — Solutions offers a full range of operations and maintenance services relating to private branch exchanges (PBXs) and in-house LANs. Solutions operates and maintains the customer’s PBX or LAN remotely and/or via Solutions’ nationwide technical force, or via partners. For inhouse LANs, Solutions introduced a variety of services in 2005 designed to prevent system failures and to ensure that systems are quickly repaired and made operational if a failure does occur.
Outsourcing — Solutions’ outsourcing services range from telecommunication outsourcing (i.e., companies outsourcing their voice traffic needs) up to complete ICT outsourcing (i.e., comprehensive planning, building and operations designed to meet customers’ ICT needs). In 2005, Solutions continued to expand its outsourcing activities by winning further major national and international contracts. Solutions believes that its outsourcing business will grow in the future as technologies converge and demand for combined IT and telecommunications solutions increases.

Other
Through third parties, Solutions offers its business customers rental agreements or other financing models for PBXs.
Competition
Cablecom — Cablecom, the largest cable network operator in Switzerland, operates its own infrastructure and has invested heavily to upgrade it. This network allows Cablecom to compete with Swisscom in the following areas: traffic, leased lines, intranet services, and PBX related services. Furthermore, Cablecom has entered into a partnership with NextiraOne and redIT, thereby augmenting its product and service portfolio. Cablecom offers interregional connections throughout Switzerland.
TDC (Sunrise) — TDC (Sunrise) is one of Solution’s most significant competitors in traffic, leased lines, intranet services, PBX related services and the operation and maintenance of in-house LANs. TDC (Sunrise) is positioning itself as a full-service provider and has strengthened its market position by purchasing Ascom’s PBX business. TDC (Sunrise) offers interregional connections throughout Switzerland.
NextiraOne — NextiraOne competes with Swisscom in the following areas: PBX related services, telecommunication infrastructure services, and the operation and maintenance of in-house LANs. NextiraOne’s partnership with Cablecom has strengthened its market presence.
Getronics — Getronics is one of Solutions’ primary competitors in telecommunication infrastructure services and the operation and maintenance of in-house LANs.
Utilities and Municipalities — Electrical power providers and local municipalities compete with Solution’s leased line business by offering telecommunication services to customers via their own high-capacity fiber networks. Competition in the national leased line market may also increase as a result of the recent adoption of amendments to the Telecommunications Act. See “— Regulation — Unbundling of the Local Loop and Other Access Regulation”.
International telecommunication companies — Solutions faces intense competition from Colt, Equant, MCI/Verizon, British Telecom (BT) and Deutsche Telecom in its international business. This has lead to stiff price competition and a decline in market share. Overcapacity in international networks continues to place market prices under high pressure. With regard to outsourcing services, BT and T-Systems (which has a strong position in the local market due to a portfolio of contracts with mid- and large-sized entities) are Solutions’ main competitors. BT competes on the basis of its wide service offering and existing consulting know-how as well as its world-wide outsourcing experience within the telecommunications industry.
Consultants — IBM and Accenture compete with Swisscom in the operation and maintenance of in-house LANs, consulting services and security solutions. Other consulting competitors include BearingPoint, Capgemini and EDS. IBM is also a strong competitor with regard to the new international telecommunications offerings by Swisscom Solutions.
Local and niche players — Many local IT providers with long-established customer relationships play an important role in the market for telecommunication infrastructure services. With regards to consulting services and security solutions, specialized niche players are also significant competitors.

Other
Swisscom is also active in a variety of other businesses, including the provision of IT, broadcasting and billing services as well as the provision of high-speed Internet access to business travelers across Europe.
The following table sets forth external revenue for the periods indicated.

CHF in millions	Year Ended December 31,
	2005	2004	2003

Swisscom IT Services	249	207	214
Swisscom Broadcast	150	148	149
Antenna Hungária	26	—	—
Accarda Group	115	112	52
Swisscom Eurospot	31	9	1

Total Other	571	476	416

Swisscom IT Services
Swisscom IT Services offers end-to-end business solutions, primarily in the financial services and telecommunications industries. In addition to business solutions, Swisscom IT Services focuses on systems integration, IT outsourcing and infrastructure services, including desktop services and datacenter services. Swisscom IT Services currently manages 60,000 desktop computers nationwide. Approximately two-thirds of these became part of Swisscom IT Services’ service portfolio over the last three years through outsourcing deals.
Swisscom IT Services’ customers are largely the Swisscom group companies and several small to large-sized financial institutions. Swisscom IT Services provides IT outsourcing services to major companies in the telematics, media, airline and health care sectors, and to parts of the government. One of Swisscom IT Services’ main objectives for 2006 is to increase its profile in the telecommunications, financial and health care industries.
Swisscom IT Services increased the number of full time employees from 2,100 as of December 31, 2004, to 2,285 as of December 31, 2005.
On January 4, 2006, Swisscom IT Services acquired Comit, an IT group specializing in the financial services industry, for CHF 66 million, subject to certain purchase price adjustments. Swisscom IT Services’ financial services unit has been incorporated into the new company. The acquisition strengthens Swisscom IT Services’ know-how in the banking sector and will allow it to offer IT services along the entire value chain.
Competition. In the professional IT services market, Swisscom IT Services competes with IBM, Hewlett-Packard, T-Systems, EDS, Accenture, CSC and a number of local players.

Swisscom Broadcast
Swisscom Broadcast operates a national network for the transmission and broadcast of analog and digital signals for television and radio broadcasting. Such services are provided primarily to the Swiss Broadcasting Corporation (Schweizerische Radio- und Fernsehgesellschaft) (“SRG”), the main provider of public television and radio broadcasting in Switzerland.
Swisscom Broadcast provides its services to SRG on freely negotiated commercial terms under a long-term contract with SRG that was terminated effective December 31, 2006. In March 2005, Swisscom Broadcast agreed on a new long-term contract with SRG that will become effective at the beginning of 2007 and run at least until the end of 2010. In 2005, Swisscom Broadcast was paid approximately CHF 110 million to broadcast SRG programs.
Swisscom Broadcast acquired Tele Rätia AG in December 2004, a company providing terrestrial retail TV services. In mid-2005, Tele Rätia launched a new digital video broadcasting terrestrial (“DVB-T”) program offering, which had been developed jointly with Swisscom Broadcast. The roll-out of this project is expected to be finished by mid-2006.
Swisscom Broadcast has started a pilot project with digital video broadcasting handheld (“DVB-H”) technology, offering mobile users TV reception on handheld devices.
Swisscom Broadcast also provides services and solutions for the roll-out of the Tetrapol technology, which has been chosen as the standard infrastructure for security networks within Switzerland.
On December 18, 2002, the Federal Council presented the Swiss Parliament a draft of a revised radio and television law. After extensive consultations, the amended law was adopted by the Swiss Parliament on March 24, 2006. According to the new law, certain obligations will be imposed on providers of multiplexing devices used to broadcast signals, requiring them to provide other broadcasters with access to these devices so that they can deliver their own broadcasting signals to the public. In addition, operators of transmission and broadcasting networks will have to offer their services on a non-discriminatory basis to all broadcasting companies. The new law is expected to enter into effect during the first quarter of 2007. Accordingly, Swisscom Broadcast does not expect the new law to have any economic effect before this date.
Antenna Hungária
On October 25, 2005, Swisscom acquired a 75% stake plus 1 share in the Hungarian broadcasting network operator Antenna Hungária for CHF 293 million. Following a mandatory public tender offer in which Swisscom purchased an additional 22.99% and acquired the remaining shares in a squeeze out. Antenna Hungária was delisted from the Budapest Stock Exchange on February 16, 2006. For further information, see Note 5 of the consolidated financial statements.
Antenna Hungária also provides both analog and digital satellite program transmission. Antenna Hungária’s business communication services include managed leased-line, LAN, voice-data integration, Internet, VPN, VoIP and VSAT services through the country-wide microwave network (2,638 end points for managed lease lines; 2,403 end points for VSAT). Antenna Hungária also provides field maintenance services to other telecom network operators. Swisscom intends to contribute its knowledge of digital broadcasting to promote the growth of digital television service in Hungary.
The Hungarian Fair Competition Bureau (FCB) commenced competition proceedings against Antenna Hungária in February 2005. The FCB is investigating whether the company abused its economic power in the broadcasting and primary program distribution market for the period between January 1, 2003 and June 30, 2005. The FCB’s suspicion of abuse of economic power is based on allegedly unfair broadcasting and program distribution charges. At present, it cannot be established whether or not Antenna Hungária’s broadcasting and program distribution charges are excessive. In 2005, Antenna Hungária established new contracts with the broadcasters at significant discounts over the next seven years.

Accarda Group
The Accarda Group comprises the business activities of Billag AG and the former Billag Card Services AG. Swisscom founded Accarda AG as a fully-owned subsidiary and, effective July 1, 2005, all activities that had previously been provided by Billag Card Services were transferred to Accarda AG and Billag AG is now controlled by Accarda AG. Accarda AG provides customer loyalty card processing and billing services in the private sector. Some of the billing services include the financing of purchases billed to the customer on a delayed basis when using a loyalty card. Accarda AG is seeking to expand its business and is providing from 2006 onwards debt collection services to Swisscom Group companies. In addition, Accarda acquired Medipa AG, a leading company in Switzerland’s medical billing industry, effective July 1, 2005.
Billag AG provides billing services to the public sector as part of an agreement to collect radio and television licensing fees for the Swiss Broadcasting Corporation (SRG). The current agreement will expire at the end of 2007, but after a recent bidding process, the Federal Department of Environment, Transport, Energy and Communications (UVEK) announced in April 2006 that it would extend the agreement with Billag AG regarding the collection of radio and TV license fees to include the period from 2008 to 2014.
Swisscom Eurospot
Swisscom Eurospot is a leading pan-european provider of high-speed Internet access and services to guests of the hospitality industry across Europe (excluding Switzerland, where the market is served by Swisscom Mobile). Swisscom Eurospot operates its network in premium hotels and is focused on offering tailored services to business travelers, enabling them to remain in contact with their companies or business partners in an efficient and flexible way. The company’s infrastructure spans more than 2,200 active properties in 14 countries providing approximately 190,000 hotel rooms with communication services.
During 2005, Swisscom Eurospot strengthened its market presence in Western Europe and developed its presence in Eastern European markets. Furthermore, in June 2005 the Hilton Group and Swisscom Eurospot extended their partnership, which reinforced Swisscom Eurospot’s leadership in the high-end European hospitality industry.
In order to strengthen its position in the European conference services market, Swisscom Eurospot will acquire the US-based Core Communications Corporation, a company specialized in data communications and Internet solutions for the hospitality industry. The deal is expected to close in May 2006. Core Communications supports conference events in conference centers and business hotels throughout North America and is recognized as an innovative leader in technology services for the meetings and events industry. The acquisition is subject to the approval of the competition authorities of Switzerland.

Corporate
The Corporate segment encompasses Swisscom’s headquarter functions, group-company shared services, the real-estate company Swisscom Immobilien AG (“SIMAG”) and its social plan programs (PersPec and Worklink). For a description of PersPec and Worklink, see “Item 6: Directors, Senior Management and Employees — Employees — Workforce Reduction and Productivity Improvement”.
SIMAG
SIMAG manages Swisscom’s portfolio of real estate properties, some of which it leases to other group companies and, to a limited extent, to third parties. In addition, it provides facility management services, such as energy purchasing, and security and cleaning, for third parties as well as for internal purposes. Furthermore, SIMAG expanded its service portfolio with fleet and business travel management for the Swisscom Group, which it took over from headquarters in 2005. For more information on Swisscom’s real estate, see “— Property, Plant and Equipment”.
Other Participations
Cinetrade
On April 8, 2005 Swisscom acquired a 49 % stake in CT Cinetrade AG, a Swiss media company whose activities include a movie theater chain, a pay-TV channel, video and DVD film rights and which has extensive experience managing media content and related rights. Cinetrade’s current license (“Veranstalterkonzession”) for the pay TV channel will expire on April 30, 2006, but is expected to be renewed by the relevant authorities.
Although the Competition Commission has approved Swisscom’s participation in CT Cinetrade AG from a market point of view, certain issues regarding the Swiss constitutional law of media independence and the Swiss Confederation’s majority interest in Swisscom remain to be decided by regulatory authorities.
In 2005, Swisscom generated revenues of CHF 1.5 million from transactions with Cinetrade and paid an amount of CHF 1.3 million for services purchased from Cinetrade.
Belgacom International Carrier Services
Effective July 1, 2005, Swisscom and Belgacom, the leading telecommunications company in Belgium, formed a new joint venture company, named Belgacom International Carrier Services (BICS), combining their international wholesale activities. As part of the transaction (the Belgacom transaction), Swisscom received a 28% interest in the joint venture in exchange for its international wholesale business and international network, valued at CHF 36 million.
In 2005, after founding the joint venture on July 1, 2005, Swisscom generated revenue with BICS in the amount of CHF 83 million and paid CHF 60 million for services purchased from BICS. Revenues and expenses derived from transactions with BICS relate primarily to incoming and outgoing international voice traffic.

Divestments/Discontinued Operations
debitel
As of December 31, 2003, Swisscom owned 93% of debitel AG, which it had acquired in a series of transactions in 1999 and 2001. debitel is a network-independent mobile communications service provider in Europe.
On June 8, 2004, Swisscom sold its 95% stake in debitel, including 2% it had acquired from ElectronicPartner in connection with this transaction, in a leveraged buyout by funds advised by the private equity firm Permira (Permira Funds), for a purchase price of EUR 640 million (equity value). The purchase price paid in cash amounted to EUR 430 million. The remainder was financed by Swisscom through the conversion of existing intercompany loans in the amount of EUR 210 million into two vendor loan notes of EUR 105 million each, assumed by debitel Konzernfinanzierungs GmbH, an indirect 100% owned subsidiary of the entity acquired by Permira Funds in the transaction. Consideration from the sale, including the vendor loan notes, was recorded at fair value upon completion of the transaction.
A portion of the purchase price was also financed on a senior secured basis by a consortium of banks, and repayment of Swisscom’s vendor loan notes was subordinated to the full repayment of the senior facilities provided by these banks. The vendor loan notes were repaid in full in the first six months of 2005 by means of a payment of CHF 351 million, representing the nominal value of the loan and the contractually agreed interest. The difference of CHF 59 million between the estimated recoverable value of the loan and the payment received was recorded as income from discontinued operations.
In connection with the transaction, Swisscom agreed to indemnify the purchaser for any breach of the representations and warranties made by it in the purchase agreement and for certain liabilities, including tax liabilities, of debitel. A tax audit is currently being conducted in Germany which may lead to higher taxes payable. Based on current estimates, the maximum amount that could become due relating to the tax indemnity was approximately EUR 70 million as of December 31, 2005. A provision of CHF 50 million was recorded for this potential indemnification at the end of 2005. As a result of the sale, debitel is treated in the consolidated financial statements as a discontinued operation. Prior years have been restated to facilitate comparison. For further information, see Note 37 to the consolidated financial statements.

Networks and Technology
Overview
Swisscom owns and operates a number of fixed and mobile telecommunications networks to support its diverse range of products and services. Swisscom’s fixed-line network and almost all of its data networks are managed by Fixnet. Swisscom’s mobile networks are the direct responsibility of Mobile. For more information on Swisscom’s technical equipment relating to its networks, see “ — Property, Plant and Equipment”.
Reduction of network complexity and cost optimization have been central aspects of Swisscom’s network strategy in the past. This strategy was accompanied by a rigorous investment policy focusing Swisscom’s resources on developing and enhancing strategic growth platforms for broadband and IP technologies.
In order to implement Swisscom’s triple play strategy, technical preparation and planning activities were initiated in 2004. Swisscom began to introduce the necessary functionality to its fixed network in 2005 and significantly upgraded capacity. Swisscom’s capital expenditures related to its fixed network totaled CHF 353 million in 2005. The triple play program will continue to represent the focal point of capital expenditures in the years to come.
With respect to its mobile network, Swisscom continues to make significant investments in infrastructure in order to maintain high service quality, enable new services, increase broadband coverage and increase capacity. In 2005, Swisscom’s capital expenditures related to its mobile network totaled CHF 238 million.
Fixed-Line Networks
Swisscom operates a highly sophisticated PSTN/ISDN network, principally for the provision of public voice telephony, and several data networks used for the provision of packet switched, frame relay and asynchronous transfer mode (ATM) data services and, to an increasing extent, IP and Ethernet communication. These networks are supported by Swisscom’s access networks and its extensive national transmission infrastructure. Effective July, 2005, Swisscom transferred its international network assets to a joint venture with Belgacom, the leading telecommunications company in Belgium.
In keeping with the general trend toward IP-based networks and services, Swisscom continues to upgrade and optimize its broadband and IP capabilities. With respect to voice services, customers are beginning to shift towards Voice over IP, though the timing of widespread adoption of the technology is less clear. Swisscom is monitoring industry trends very closely and continues to co-operate closely with major equipment suppliers in Europe and the U.S., in particular with respect to its triple play strategy.
Access Networks. Swisscom’s access network is divided into 923 individual access networks.
The local loops which connect customers to Swisscom’s local exchanges use a variety of technologies, including radio and copper and fiber optic cables. The triple play program will lead to a significant increase of fiber optic cable in the access network.
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
Swisscom’s current service offering provides speeds of up to 6 Mbit/s (downstream) and Swisscom currently has the ability to offer ADSL bandwidth of up to 4 Mbit/s (downstream) to approximately 80% of Swiss households. However, in the mid- to long-term this bandwidth capacity will not be sufficient for rich multimedia services, in particular for simultaneous transmission of several TV channels. Swisscom therefore started the rollout of the next generation of DSL technology known as very high bit-rate digital subscriber line (VDSL) that will allow downstream speeds well above 10 Mbit/s. VDSL requires closer proximity of active network elements to customer locations and hence more fiber in the access network. VDSL-based services will be launched in 2006, with VDSL coverage expected to reach approximately 45% of Swiss households by mid-2006. In addition, Swisscom launched its symmetric digital subscriber line (SDSL) service in August 2005. SDSL technology permits data to be sent (upstream) at the same rate that it is received (downstream), thereby eliminating one of the major drawbacks to ADSL technology. SDSL holds the potential to greatly increase business communication efficiency.
Transmission Infrastructure. Swisscom’s domestic interexchange transmission system is 100% digital and, as of December 31, 2005, consisted of approximately 32,500 kilometers of fiber optic cable representing 930,000 kilometers of individual optical fibers. Capable of operating at speeds of up to 10 Gbit/s, fiber optic cable vastly exceeds the capacity of traditional copper cable or radio links. All of Swisscom’s exchanges have been connected with fiber optics.
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
In addition to its “classic” SDH networks, in 2005 Swisscom continued to build out regional Ethernet rings that are used to deliver Ethernet service to business customers as well as to connect the next generation of DSL technology, in particular VDSL. This constitutes an important step towards a simple but powerful “all-IP” network.
Effective July 1, 2005, Swisscom and Belgacom, the leading telecommunications company in Belgium, formed a new joint venture company, named Belgacom International Carrier Services (BICS), combining their international wholesale activities. As part of the transaction, Swisscom received a 28% interest in the joint venture in exchange for its international wholesale business and international network, valued at CHF 36 million. For more information on this transaction, see “– Fixnet – Wholesale Traffic”.
PSTN/ISDN Network. Swisscom’s domestic network connects virtually all Swiss homes and the vast majority of Swiss businesses, with traffic routed, as of December 31, 2005, through 95 local exchanges and 30 transit exchanges. These switches are connected by Swisscom’s transmission infrastructure.
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
Data and IP Networks. Swisscom owns leased line networks used for managed and unmanaged services and a number of switched data networks used for packet switched (X.25), frame relay and ATM data transmission services. These platforms still serve customers, although they are earmarked to be phased out in the years to come. By contrast, Swisscom accelerated the expansion of its IP platform that is used for all of Swisscom’s broadband services and which will form the backbone of its triple play strategy. In 2005, Swisscom’s IP capacity was significantly increased.
The platforms used for the provision of leased lines and managed bandwidth services include a dedicated multiplexing platform which allows transmission speeds ranging from below 64 kbit/s up to 2 Mbit/s. Swisscom’s PDH platform supports unmanaged leased lines from 2 Mbit/s up to 34 Mbit/s, whereas its SDH platform supports managed and unmanaged services starting at 2 Mbit/s and ranging up to 155 Mbit/s and in some cases even up to 622 Mbit/s.

Mobile Telecommunications Network
Swisscom currently operates one national mobile telephony network, capable of providing service to over 99% of the populated areas in Switzerland. Swisscom’s current mobile network is a digital mobile dual band network, based on the international GSM standard that operates at both 900 MHz and 1800 MHz. Swisscom currently operates 13.6 MHz in the 900 MHz band and 12.4 MHz in the 1800 MHz band. In addition, Swisscom operates a third generation, high bandwidth UMTS mobile radio system using 20 MHz in the 2.1 GHz band. The state of the art network architecture allows Swisscom to extend its network in a very flexible, market driven and cost optimized way.
Swisscom’s mobile network consists of base transceiver stations for GSM and UMTS, base station controllers, mobile switching centers and radio network controllers. The base transceiver stations transmit calls to and from mobile handsets. The base transceiver stations used for UMTS are called Node B. The base station controllers relay calls between the base transceiver stations and mobile switching centers, which in turn are connected to the PSTN and ISDN network. The base station controllers for UMTS are referred to as radio network controllers.
The following table shows data relating to Swisscom’s mobile network as of the dates indicated.

	As of December 31,
	2005	2004	2003

Base Transceiver Stations	5,551	5,481	5,247
Node B	1,609	1,308	695
Base Station Controllers	43	43	43
Mobile Switching Centers	31	32	31
Radio Network Controller	17	16	9
The design of the core network allows for the efficient integration of new technologies such as GPRS, EDGE and UMTS.
GPRS. In 2001, Swisscom completed implementation of general packet radio service (GPRS) technology in the network. GPRS is a standard for data transfer on GSM mobile phone networks and utilizes “packet switching” technology. This means that data is divided up into small packets and sent in a similar way to data transmission on computer networks or when surfing on the Internet. With this technology, the user is always online and can send and receive data at any time. In February 2002, Swisscom launched its GPRS service with data capacities of up to 50 kbit/s.
EDGE. In order to further improve its GPRS services, Swisscom implemented Enhanced Data Rates for GSM Evolution (EDGE) technology in all active GSM locations in early 2005. EDGE is a further development of the GPRS standard that allows considerably higher transmission speeds of between 150 kbit/s and 200 kbit/s.
UMTS. In 2000, Swisscom was awarded one of four universal mobile telecommunication system (UMTS) licenses auctioned in Switzerland, for which it paid CHF 50 million. The license took effect on January 1, 2002 and will be valid for 15 years. Swisscom received one Frequency Division Duplex Channel and one Time Division Duplex Channel in the allocated Frequency Band of 2.1 GHz. UMTS is a third generation mobile radio system that creates additional mobile radio capacity and enables broadband media applications while also providing high speed Internet access. Swisscom launched its UMTS service in 2004. As of December 2005, Swisscom had installed over 1,600 UMTS base transceiver stations (Node B), ensuring population coverage of approximately 90%. Swisscom has fulfilled all of the requirements set forth in the terms of the UMTS license.
Swisscom is investing in its mobile network to upgrade its existing network, and to further extend the coverage of UMTS. Swisscom expects to make significant additional investments over the next several years in connection with the continued build-out of its UMTS network. To provided customers with enhanced services, Swisscom will enable high-speed downlink packet access (HSDPA) in selected dense urban areas in the course of 2006. HSDPA is a packet-based data service with theoretical downlink data transmission of up to 8-10 Mbps over a 5MHz bandwidth.
PWLAN. Swisscom offers a public wireless LAN (PWLAN) service in Switzerland through Swisscom Mobile and across Europe through Swisscom Eurospot. For more information, see “ — Mobile” and “ — Other —

Swisscom Eurospot”. PWLAN provides complementary wireless broadband Internet access through gateways connected to a fixed-line network. Swisscom intends to further expand its PWLAN network in 2006.
Broadcasting Networks
Swisscom Broadcast operates a terrestrial broadcasting network, including a wireless backbone. The network components are installed throughout Switzerland on over 500 towers, which are owned by Swisscom Broadcast. Eleven sites are located outside Switzerland in the border regions of neighboring countries. Swisscom Broadcast’s broadcasting network serves as a feeder network and as a distribution network by gathering signals from their sources (e.g., radio and TV studios) and feeding them to radio and television transmitters, which then distribute the programs to individual households. Swisscom Broadcast’s feeder network for gathering and transmitting signals uses both microwave and fiber-optic ATM networks ensuring coverage on a redundant basis. The microwave part of the feeder network is also used to feed TV programs from neighboring countries to local cable network operators. Swisscom Broadcast operates approximately 800 FM radio transmitters, over 1,000 analog TV transmitters and approximately 20 digital audio broadcasting transmitters. In addition, Swisscom Broadcast operates approximately 60% of the transmitters used by private broadcasters in Switzerland.
Antenna Hungária operates a terrestrial broadcasting network with more than 200 towers throughout Hungary. Antenna Hungária operates approximately 118 FM radio transmitters and 44 analog TV transmitters, and 212 relay stations. Antenna Hungária’s broadcasting network serves as a feeder network and as a distribution network by gathering signals from their sources (e.g., radio and TV studios) and feeding them to radio and television transmitters. The feeder network for gathering and transmitting signals uses both microwave and fiber-optic networks. The telecommunications network consists of a ring-protected national microwave SDH backbone connecting transmitter stations nationwide, and a fiber optical network in Budapest. The access network is built by point-to-point and point-to-multipoint microwave links, VSAT and leased wireline connections from other operators.
Antenna Hungária’s nationwide TV networks provide 86% and 96% of the population with access to commercial and public TV content, respectively. Antenna Hungária’s nationwide commercial and public radio network covers between 60% and 100% of the population.

Property, Plant and Equipment
Real Estate Property
As of December 31, 2005, Swisscom has real estate property with an aggregate net book value of CHF 839 million. Of this amount, CHF 451 million relates to property which Swisscom uses under the leaseback contracts described below and in Note 22 of the consolidated financial statements. Such property was not subject to any mortgages or other security interests as of December 31, 2005. Substantially all of Swisscom’s properties are used for telecommunications installations, research centers, service outlets and offices.
Swisscom’s real estate portfolio is managed by real estate professionals with a view to realizing value from the portfolio. Swisscom previously sold a significant portion of its real estate portfolio and has entered into leaseback contracts for some of the buildings sold, a number of which have been qualified as finance leases. The gain from the sale of these buildings, CHF 239 million in 2001, will be recognized in income over the duration of these leasing contracts. Due to a change in IAS 17 as of January 1, 2005, the land and building elements of a lease of land and buildings are considered separately for the purposes of lease classification and the land element is no longer classified as a finance lease. This resulted in a reduction of real estate property and corresponding leasing liabilities on Swisscom’s balance sheet. For further information on the change in IAS 17, see Notes 2.4 and 24 to the consolidated financial statements. In 2005, Swisscom implemented the IAS 16 component approach to depreciating assets.
Over the last few years, Swisscom implemented a strategy to steadily reduce its real estate management costs. This strategy included the outsourcing of certain real estate management functions, especially cleaning and maintenance. Starting in 2004, Swisscom introduced a new program with the aim of optimizing workplace infrastructure by moving employees to main buildings and by reducing the office space allocated per employee. These measures allowed Swisscom to terminate various lease-back contracts as of March 31, 2006, and will result in reduced rental and facility management costs.
Technical Equipment
As of December 31, 2005, Swisscom carried assets on its balance sheet which primarily related to its network infrastructure in the amount of CHF 3,957 million. Of this amount, CHF 60 million relates to technical equipment for which Swisscom has entered into sale and leaseback contracts. For more information, see Note 22 to the consolidated financial statements.

Research and Development
Swisscom’s central research and development expenses (not including software development costs) amounted to CHF 39 million in 2005 and CHF 39 million in 2004.
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
Swisscom’s research and development activities include programs to explore and develop new opportunities in: (1) advanced communication and information services that seamlessly integrate a wide range of networks, applications and devices using state-of-the-art technologies such as Voice over IP, web technologies, voice-controlled interactions and intelligent network technologies, (2) current software technology trends and their impact on the efficiency of creating new services and on the quality of service, as well as on related areas such as digital identity management for transaction and authentication services, and on management of the security of communication networks, computer systems, and communication devices, (3) multimedia information and entertainment services enhanced by broadband access through various access networks and terminals, focusing in particular on mobile entertainment and quadruple play (voice, Internet, and TV over the same network, fixed and mobile), (4) emerging network technologies enabling wired and wireless, fixed and mobile broadband services including home-networking applications, with special emphasis on seamless access across different networks, and (5) electromagnetic compatibility and perceived health issues arising from existing and emerging service delivery technologies.
Swisscom responds quickly to promising new technologies with high business potential by developing them as so-called “Innovation Ventures.”
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
Swisscom monitors, on a continuous basis, the consortia that develop technologies and applications that serve as industry-wide standards, such as the global system for mobile communications (GSM) association, the third generation partnership project (3GPP) consortium (UMTS services and beyond), the WiFi and WiMax fora (wireless access technologies), the moving picture experts group (MPEG, making video signals suitable for transmission at lower bandwidths), the liberty alliance (virtual identity management and authentication services), and the digital living network alliance (DLNA, home-networking applications). In addition, Swisscom participates in a number of international organizations, e.g. the home gateway initiative (HGI), the WiMesh alliance and the Wireless World Research Forum (WWRF).
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

Regulation
Overview
The regulatory framework governing telecommunications services in Switzerland was established with the entry into effect on January 1, 1998 of the Telecommunications Act. The Telecommunications Act and the implementing ordinances thereunder opened domestic and international public fixed-line telephony in Switzerland to competition and provided for the granting of national mobile telecommunications licenses to Swisscom and to new competitors. Switzerland is not a member state of the EU and therefore is not subject to EU legislation relating to telecommunications. However, EU directives and implementing legislation in various EU countries have served as points of reference for the development of the Swiss regulatory regime.
In March 2003, the Federal Council adopted significant amendments to the Telecommunications Ordinance (Verordnung über Fernmeldedienste), which is the principal ordinance on telecommunications services. However, based on a decision issued by the Federal Court in November 2004, these amendments currently are not applicable on the grounds that the Telecommunications Act, as currently in effect, does not provide a sufficient legal basis for such amendments.
In March 2006, the Swiss Parliament adopted amendments to the Telecommunications Act which are not expected to enter into force prior to January 1, 2007. These amendments are intended to bring the Swiss telecommunications regulatory regime in line with regulatory developments in the EU and reflect some of the amendments to the Telecommunications Ordinance. Swisscom will be required to offer, among other things, unbundled access to its local loop in the form of full access on a cost-oriented basis as well as access rebilling. In the form passed by the Swiss Parliament, unbundling of the local loop will require market-dominant providers to also offer bitstream access to other providers on demand for four years on a cost-oriented basis. Market-dominant providers will have to make bitstream access available at the main distributor frame and over their copper net in the local loop. Competitors will not be entitled to use Swisscom’s investments in fiber optic lines. The amendments are expected to increase competition when they become effective.
In February 2006, the Federal Council published a proposal for the new Universal Service obligation, which would apply beginning in January 2008 when the existing Universal Service license held by Swisscom will expire. The proposal was prepared by the Swiss Ministry for Environment, Traffic, Energy and Communication (UVEK) and the Federal Office for Communications (“OfCom”). As proposed, the new Universal Service obligation would require the provision of broadband services, but omit directory information and call-forwarding services. Interested parties have until May 31, 2006 to respond to the proposal.
The Telecommunications Act is intended to ensure that (1) reliable universal service is provided at affordable prices to the entire population of Switzerland; (2) telecommunications traffic is free from interference and respects personal and intellectual property rights; and (3) effective competition in the provision of telecommunications services is allowed to develop. Important features of the current regulatory framework include:
•	Open Competition Subject to Licensing and Notification Requirements. A basic principle of the Telecommunications Act is to permit open competition in telecommunications services, subject to licensing and notification requirements. With limited exceptions, anyone who provides telecommunication services and independently operates a significant portion of the telecommunications installations used to provide transmission and anyone who wishes to make use of radiocommunication frequencies must obtain a license from the regulatory authority. Anyone meeting the conditions for a license application is entitled to receive a license, subject to frequency availability in the case of a license to use radiocommunication frequencies. Anyone who provides telecommunications services without being required to obtain a license must notify the regulatory authority. At the end of 2005, more than 400 operators had been licensed or registered under this requirement.
•	Swisscom to Provide Universal Service until December 31, 2007. As a transition measure under the Telecommunications Act, Swisscom was required to provide Universal Service throughout Switzerland until December 31, 2002. In June 2002, ComCom renewed Swisscom’s Universal Service license for another five year term. ComCom will open the tender for the new Universal Service licence in fall 2006. The new license will apply after the expiration of Swisscom’s current Universal Service license in December 2007.

•	Price Ceilings on Universal Service. According to the Telecommunications Ordinance and under the terms of its Universal Service license, Swisscom may not increase the prices charged for certain specified Universal Services above the price ceiling for each such service set forth in the regulatory ordinance. With effect from January 1, 2003, ISDN has been included in Universal Service and the provision of ISDN access is subject to a price ceiling. The price ceilings limit Swisscom’s ability to rebalance tariffs by increasing prices for services such as basic access or local telephone calls, although the ordinance does not restrict Swisscom from offering selective discounts in connection with tailored service packages or to particular customer segments. The proposal published by the Federal Council in February 2006 would include broadband service in the Universal Service obligation, and include a price ceiling to ensure that people without access to competing services would not have to pay too high a price. The proposal also includes a suggested price ceiling for calls within Switzerland of CHF 0.075, which would be lower than Swisscom Fixnet’s current peak rates for domestic fixed-fixed calls.
•	A Market-Dominant Service Provider Must Allow Interconnection to its Network. A tele-communications service provider that is dominant in a particular market must allow interconnection to its installations and services by other service providers on a non-discriminatory basis, and in particular may not put other service providers in a worse position than its internal departments or affiliates. The Telecommunications Act and ordinances require a market-dominant service provider to publish a standard offer of interconnection services, and contemplates that the market-dominant provider and those providers seeking interconnection will reach negotiated interconnection agreements. Otherwise, the regulatory authority is empowered to determine interconnection conditions.
•	Interconnection Prices. In any market where an operator is deemed to be dominant, it must set its prices for the relevant interconnection service in a transparent and cost-oriented manner. Since January 1, 2000, such prices have had to be based on the long-run incremental cost of providing the interconnection service, which may include an appropriate return on capital employed.
•	Carrier Selection. In order to promote competition in national and international telephony services, public fixed-line telephony service providers are required to provide their users with the ability to select their desired national and international service providers on both a call-by-call basis (by dialing a five-digit prefix number), known as “easy access”, and a pre-selection basis for all calls (subject to call-by-call override), known as “equal access”. Mobile telephony service providers are currently required to provide their users with the ability to select their desired international service provider on an easy access basis only. Public telephony service providers offering Voice-over-IP are required to provide their customers with the ability to select their desired national and international service providers on a call-by-call basis.
•	Number Portability. Under “number portability”, public fixed-line telephony service providers, mobile telephony service providers and providers of certain services such as toll-free numbers must allow customers who switch to another service provider within the same category of service to retain the same telephone number. The cost of implementing number portability is borne by each service provider. The original service provider may charge a fee to the new service provider to cover the direct administrative costs of connection for a particular customer change.
Important features of the amendments to the Telecommunications Act recently passed by the Swiss Parliament (but not yet in force) include:
•	Unbundling of the Local Loop and Other Access Regulation. Market-dominant service providers will be required to offer full access to the unbundled local loop (but only with respect to copper lines), bitstream access for a limited period of four years, access to ducts, access to leased lines and access rebilling on a cost-oriented basis.
•	Elimination of Licensing Requirement to Reduce Barriers to Entry. The existing requirement that telecommunications service providers obtain a license to provide most services will be eliminated.
The existing Telecommunications Act sets forth an overall regulatory framework and provides for the promulgation of ordinances establishing more detailed rules. The Federal Council has issued a number of ordinances, the most important of which is the Telecommunications Ordinance (Verordnung über Fernmeldedienste), which covers licensing conditions and procedures, universal service requirements (including price ceilings), usage of public lands, interconnection, telecommunications confidentiality and privacy requirements, services in extraordinary circumstances such as civil defense and other matters. The Federal

Council has also issued the Frequency Management and Radio Licenses Ordinance (Verordnung über Frequenzmanagement und Funkkonzessionen), as well as ordinances concerning signal protocols and numbering systems, telecommunications installations and fees. ComCom has issued an ordinance under the Telecommunications Act specifying requirements for number portability and carrier selection. OfCom and the Department of Environment Transport, Energy and Communication (Eidgenössisches Departement für Umwelt, Verkehr Energie und Kommunikation) (“UVEK”) have also issued ordinances under the Act.
Many important matters of regulatory policy were not resolved by the Telecommunications Act, having been left to the legislative bodies and regulatory agencies responsible for the promulgation of such ordinances. As has occurred in other countries, legal challenges to application of the Telecommunications Act and the interpretation of the ordinances promulgated thereunder have arisen and may continue to arise. While amendments to the Telecommunications Act have to be approved by the Parliament and therefore take considerable time, ordinances can be amended or revised quite quickly.
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
OfCom was created by the Swiss Telecommunications Act of 1992, which separated the principal regulatory functions of Swiss Telecom PTT from its commercial operations and transferred those regulatory functions to OfCom, whose senior officers are appointed by the Federal Council. Under the Telecommunications Act, all residual regulatory functions of Swiss Telecom PTT were transferred to OfCom. OfCom’s duties include supervising compliance by license holders with the Telecommunications Act and the ordinances thereunder, as well as with the terms and conditions of their respective licenses, proposing interconnection terms to ComCom for approval in cases where the parties fail to agree on interconnection terms, managing the radiocommunication frequency spectrum, managing signal protocols and numbering systems, and issuing certain technical and administrative regulations. OfCom’s responsibilities also include proposing the text of any amendments to the ordinances for approval by the Federal Council, UVEK or ComCom, as the case may be. Decisions made by OfCom may be appealed before an Appeals Board (Rekurskommission). OfCom also represents Switzerland in specific international bodies. In order to separate the role of the Confederation as shareholder from its role as regulator, the Telecommunications Act created ComCom as a fully independent regulatory agency, and provided that ComCom would have responsibility for all matters affecting the development of competition in the telecommunications market. ComCom acts as the exclusive licensing authority under the Telecommunications Act, rules on the terms of interconnection in cases where the parties are unable to reach agreement, has the power to obligate a license holder to provide Universal Service if the request for tenders fails to result in adequate Universal Service coverage, and approves the national radiocommunications frequency allocation plan and national numbering plans. The Telecommunications Act allows ComCom to delegate responsibility for certain tasks to OfCom. ComCom has delegated responsibility for granting all licenses to be granted without bidding procedures to OfCom. OfCom must take direction from ComCom, which cannot be overruled by UVEK or the Federal Council in respect of any matter falling within the sphere of its regulatory authority. The members of ComCom, who must be independent specialists, are appointed by the Federal Council to four-year terms. ComCom members may not be removed once appointed, but the Federal Council has the right to not renew the appointment of a member upon the expiration of his term. Decisions of ComCom may be appealed to the Swiss Federal Supreme Court.
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

Licensing and Notification Requirements
The Telecommunications Act requires that anyone who provides telecommunication services and independently operates a significant portion of the telecommunications installations used to provide transmission must obtain a license. In addition, licenses are required for users of the radiocommunication frequency spectrum and for an operator with Universal Service obligations. Anyone who is a provider of telecommunications services in any other way must notify OfCom, but is not required to obtain a license. Under the amendments to the Telecommunications Act recently passed by the Swiss Parliament, licenses will only be required for service providers with a Universal Service obligation and for users of radio frequencies.
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
Licenses for the use of radiocommunication frequencies are subject to availability, taking into account the national frequency allocation plan, and must not eliminate or constitute a serious obstacle to effective competition unless an exception can be justified on grounds of economic efficiency. In questions relating to effective competition, ComCom may consult with the Competition Commission. Radiocommunication frequency licenses are normally granted on the basis of an open request for tenders if there are not enough frequencies to meet all applicants’ present and future needs. As discussed below under “Mobile Telecommunications”, in 1998, ComCom adopted a frequency allocation plan, under which there were three national mobile telephony licenses, consisting of the mobile telephony license automatically granted to Swisscom pursuant to the Telecommunications Act and two licenses awarded through a competitive process based on designated criteria. In 2003, this frequency allocation plan was revised to cover two additional mobile telephony licenses, which were awarded to In&Phone and Tele2 in December 2003.
Under the Telecommunications Act, the regulatory authorities require the payment of administrative charges to cover their expenses. For 2005, Swisscom was required to pay charges of CHF 7 million, which includes license and administrative fees and fees for the use of radiocommunication frequencies and numbering/naming/addressing elements. Under the amendments to the Telecommunications Act which were recently adopted by the Swiss Parliament, ComCom will be entitled to levy certain additional charges.
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
The Telecommunications Ordinance, as amended in October 2001, defines “Universal Service” as comprising the following services:
•	basic access, consisting of a network connection that enables users to make national and international telephone calls in real-time as well as telefax and data connections with data transmission rates appropriate for Internet access, and entry in the public telephone subscriber directory;
•	additional services, consisting of information concerning unsolicited calls, call forwarding, suppression of caller identification, billing information and blockage of outgoing calls;
•	emergency call services, including routing to the competent authority, with the ability to determine the caller’s location;
•	directory services, including access to Swiss subscriber directories in electronic form or through voice information in each official Swiss language;
•	public payphones in sufficient number around the clock for incoming and outgoing national telephone calls and outgoing international telephone calls, each in real time, with access to emergency call services and to telephone directories in each official Swiss language;
•	transcription services for the hearing-impaired; and
•	directory and connection services for the blind and seeing-impaired.
The Federal Council is authorized to periodically modify the services included under the Universal Service obligation in accordance with social and economic requirements and technological developments. Since January 1, 2003, Swisscom has been required to provide digital access, in addition to analog access, based on ISDN or its equivalent, capable of supporting two simultaneous connections and three different access numbers. In February 2006, the Federal Council published a proposal for the new Universal Service obligation, which would apply after the expiration of Swisscom’s current Universal Service license in December 2007. As proposed, the new Universal Service obligation would require the provision of broadband services, but omit directory information and call-forwarding services. Providing broadband services to the entire Swiss population may be difficult as a practical matter, and would likely require significant capital expenditures.
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
In the Telecommunications Ordinance, the Federal Council established price ceilings for specified Universal Services, effective January 1, 1998. In amending the Telecommunications Ordinance in October 2001, the Federal Council imposed new price ceilings for the services comprised within Universal Service, which took effect on January 1, 2003, including a price ceiling on ISDN access. In the case of PSTN access, the price ceiling was not changed. The conditions of the current Universal Service license are expected to remain in effect until at least 2007, though existing price ceilings may be lowered when the new Universal Service license becomes effective in January 2008.
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
The proposal published by the Federal Council in February 2006 concerning the Universal Service obligation would include broadband service in the Universal Service obligation, and include a price ceiling of CHF 69 per month (excluding VAT) to ensure that people without access to competing services would not have to pay too high a price. The proposal also includes a suggested price ceiling for calls within Switzerland of CHF 0.075, which would be lower than Swisscom Fixnet’s current peak rates for domestic fixed-fixed calls.
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
Following the introduction of LRIC, Swisscom substantially reduced its standard interconnection rates. Swisscom believes that its current interconnection rates are in line with the European average and represent a fair, transparent and consistent implementation of the applicable regulatory requirements. Swisscom expects to continue to reduce its interconnection charges from time to time as it realizes further cost savings through network optimization or improvements in efficiency. Since 2000, Swisscom has been involved in four legal proceedings relating to interconnection. In November 2003, ComCom issued a decision which requires Swisscom to lower interconnection prices with retroactive effect for the years 2000 to 2003 by 25-35%. Swisscom filed an appeal against this decision and in October 2004, the Federal Court overturned ComCom’s decision on procedural grounds and remanded the petitions for re-hearing before ComCom. On June 10, 2005, the ComCom confirmed its November 2003 decision, requiring Swisscom to retroactively reduce the interconnection charges charged TDC (Sunrise) and MCI between 2000 and 2003 by approximately 30%. ComCom also required TDC (Sunrise) and MCI to reduce their prices on a reciprocal basis. On July 13, 2005, Swisscom and TDC (Sunrise) both lodged an appeal against this decision with the Federal Court, which has yet to issue a decision. See “Item 8: Financial Information – Legal Proceedings”.
In addition to market-dominant telecommunications service providers, providers of universal services are also obligated to make a basic offering of interconnection to other service providers. Swisscom has developed a standard interconnection offer, which it markets to all service providers in the Swiss market eligible for interconnection under the Telecommunications Act. See “ — Fixnet — Wholesale Traffic — Wholesale National”. As of December 31, 2005, Swisscom had concluded interconnection agreements with 31 operators. Interconnection agreements, except for confidential portions thereof, can be consulted by the public at the offices of OfCom.
The Telecommunications Act provides that if a service provider that is required to provide interconnection and an applicant for interconnection cannot reach agreement within three months, ComCom is authorized, on a proposal from OfCom, to set the interconnection conditions. If the interconnection provider cannot demonstrate that its prices are properly related to costs as required, ComCom may determine the interconnection conditions on the basis of market and industry comparisons.

Unbundling of the Local Loop and Other Access Regulation
Until April 1, 2003, under the terms of the Telecommunications Act and the Telecommunications Ordinance, market-dominant service providers were not required to offer unbundled access to the local loop or access to leased lines on a cost-oriented basis. This principle was confirmed by the Federal Supreme Court in October 2001 in the Commcare case, in which the Court ruled that leased lines and transmission media do not fall within the interconnection provisions of the Telecommunications Act and related Ordinance and stated that there is no legal basis for a requirement that Swisscom unbundle the local loop.
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
In March 2003, the Federal Council adopted the amendments to the Telecommunications Ordinance, with effect from April 1, 2003. However, based on a decision issued by the Federal Court in November 2004, these amendments currently are not applicable on the grounds that the Telecommunications Act as currently in effect does not provide sufficient legal basis for those amendments.
In March 2006, the Swiss Parliament adopted amendments to the Telecommunications Act which are not expected to enter into force prior to January 1, 2007. These amendments are intended to bring the Swiss telecommunications regulatory regime in line with regulatory developments in the EU and reflect some of the amendments to the Telecommunications Ordinance. Swisscom will be required to offer, among other things, unbundled access to its local loop in the form of full access on a cost-oriented basis as well as access rebilling. Unbundling of the local loop in the form of full access will allow competitors to offer access services to customers in Switzerland without having to build local loops of their own, although they will still have to make significant investments in their own network infrastructure in order to connect to the local loop. Moreover, with access rebilling, competitors will be able to bill customers directly for the access services provided by Swisscom. As a result, Swisscom’s competitors will be able to offer their customers a full range of fixed-line services, including access, and their customers would receive a single bill covering all these services.
In the form passed by the Swiss Parliament, unbundling of the local loop will require market-dominant providers to also offer bitstream access to other providers on demand for four years on a cost-oriented basis. Market-dominant providers will have to make bitstream access available at the main distributor frame and over their copper net in the local loop. This will require Swisscom’s competitors to make significant upfront investments in their own network infrastructure in order to reach Swisscom’s main distributor frame for bitstream data traffic and to build their own access lines within four years or switch to full access. In addition, competitors will not be entitled to use Swisscom’s investments in fiber optic lines. The amendments are expected to increase competition when they become effective.
Mobile Telecommunications
In connection with the opening of the mobile market to competition, ComCom has adopted a radiocommunication frequency allocation plan under which there were to be a total of three national mobile GSM telephony licenses. One mobile telephony license was automatically granted to Swisscom pursuant to the Telecommunications Act.
ComCom awarded the two additional national mobile telephony licenses through a competitive process based on designated criteria in May 1998 to diAX (now TDC (Sunrise) Switzerland AG or “TDC (Sunrise)”) and Orange. diAx was granted the right to use frequencies in the 900 MHz and 1800 MHz bands and Orange the right to use frequencies in the 1800 MHz band. The three GSM licenses are effective for a ten-year period expiring on May 31, 2008. To renew its GSM license, Swisscom Mobile was required to submit its renewal application at least two years in advance of the license expiration date. Swisscom Mobile submitted its renewal request to ComCom on December 21, 2005. ComCom has yet to issue a decision on Swisscom Mobile’s application, and may impose certain conditions on the renewal, such as requiring Swisscom Mobile to pay higher fees or give access to its network to mobile virtual network operators or to sell to its competitors mobile telephony minutes on a cost-oriented basis for resale.

In October 2000, ComCom put further frequencies (GSM 900 MHz and GSM 1800 MHz) in the extended GSM band up for auction. The auction was ultimately suspended, and the frequencies were allocated by mutual agreement. Pursuant to this agreement, Swisscom received 5 MHz, TDC (Sunrise) received 7 MHz and Orange received 2.2 MHz in the GSM 900 MHz band, including frequencies in the extended GSM band. A concession of seven years was granted on the basis of this agreement, with each contender paying the minimum price. In 2003, a third frequency block of 2x25 MHz on the GSM 1800 MHz band became available for civilian use and a GSM license was awarded to each of In&Phone and Tele2. With the aim to fostering competition in the mobile telecommunication market, Swisscom and the other two GSM operators were not allowed to participate in the bidding process.
In November 2004, ComCom decided to award the remaining frequencies reserved for the GSM standard to the three GSM operators currently active in Switzerland (Swisscom, TDC (Sunrise) and Orange) with the aim of facilitating nationwide coverage in Switzerland for broadband mobile data services.
On December 6, 2000, an auction for four UMTS licenses commenced with four operators participating. The UMTS licenses were sold for a total of CHF 205 million to Swisscom, dSpeed (a wholly owned subsidiary of TDC (Sunrise)), and Telefónica, each paying CHF 50 million, and Orange, paying CHF 55 million. Under the original terms of the UMTS license, each licensee was required to build out its network to achieve 20% population coverage by the end of 2002 and 50% by the end of 2004, unless it is unable to fulfill this obligation for reasons beyond its control and can prove that it has made every effort to do so. In June 2002, ComCom amended the terms of the licenses to eliminate the requirement that 20% population coverage be achieved by the end of 2002. Licensees were still required to achieve 50% population coverage by the end of 2004. Swisscom achieved this threshold in May 2003.
While the Telecommunications Act opened the Swiss mobile telephony market to competition, mobile telephony in Switzerland has not yet been the subject of extensive regulation. However, developments in the EU and Switzerland could result in additional regulation in the future.
The Commission of the European Union is analyzing the markets for various mobile telephony services, including mobile access and call origination, mobile termination and mobile roaming with a view to determining whether additional regulation is required to ensure effective competition and prevent market abuse. These initiatives could ultimately lead to regulation of mobile access and call origination and/or a significant reduction in mobile termination fees for individual companies determined to have significant market power in their local markets, depending on the individual application by national regulators within the European Union. They could also lead to a significant reduction in international roaming charges. While Switzerland is not a member state of the EU and therefore is not subject to EU legislation, EU directives and implementing legislation in various EU countries have served as points of reference for the development of the Swiss regulatory regime.
Pressure on the Swiss regulatory authorities to regulate mobile access has increased as a result of the award of new mobile licenses to two service providers who started their mobile service operations in 2005 and requested national roaming in areas where they do not have their own network. See also “Item 8: Financial Information — Legal Proceedings — Other Regulatory Proceedings” for further information on a regulatory proceeding currently pending, which could also result in Swisscom being required to reduce its mobile termination fees.
On December 22, 1999, the Federal Council adopted an ordinance relating to protection against non-ionizing radiation (Verordnung über den Schutz vor nichtionisierender Strahlung), known as the “NIS Ordinance”, which came into force on February 1, 2000. The NIS Ordinance is designed to protect the population of Switzerland from non-ionizing radiation emitted by various sources, including mobile antennae, and limits emissions by mobile base stations to specified levels. The Ordinance applies to mobile and any telecommunications services transmitted over radio, such as GSM or UMTS services. For mobile antennae with a minimum power exceeding 6 watts, construction authorizations issued by local authorities are required. Newly-built stations are required to comply with the emissions standards and existing stations have had to be upgraded to bring them into compliance. Swisscom has completed the upgrade of its existing stations for compliance with these standards.
The NIS Ordinance is implemented by the cantons, which in the past have used different methods of measuring radiation emissions to determine compliance with the NIS Ordinance, resulting in significant regional variations in effective emission standards. In July 2002, the Swiss Agency for the Environment, Forests and Landscape (“BUWAL”) issued final guidelines for enforcement authorities on the appropriate methods by which to measure electromagnetic emissions from base stations and masts in the GSM network, but which did not address emission standards for UMTS networks. Final guidelines relating to emission standards for UMTS networks were adopted in 2005. These guidelines are generally binding on the cantons, but deviations are permitted under certain circumstances. In order to comply with the applicable emission standards and maintain its current level of service, Swisscom could be required to install additional antennae. However, Swisscom does not expect the associated costs in 2006 to be materially different from those incurred in previous years.
Carrier Selection and Number Portability
Under the Telecommunications Act and ComCom’s ordinance relating to carrier selection and number portability, public fixed-line telephony service providers are required to provide their users the ability to select their desired national and international service providers on both a call-by-call basis (by dialing a five-digit prefix number), known as “easy access”, and on a pre-selection basis (subject to call-by-call override), known as “equal access”. Public mobile telephony service providers are also required to provide their users the ability to select their desired international service provider on an easy access basis.
ComCom has provisionally suspended a further requirement that public mobile telephony service providers implement equal access in their mobile networks until technical development and international standards allow implementation thereof.
In addition, public fixed-line telephony service providers, public mobile telephony service providers and non-geographical services, such as providers of toll-free numbers, are required to provide number portability. Number portability means that customers must be given the ability to switch to another service provider within the same category of service (i.e., fixed-line to fixed-line, mobile to mobile) while retaining the same telephone number. The cost of implementing number portability is borne by each service provider. The original service provider may charge a fee to the new service provider to cover the direct administrative costs of connection for a particular customer move.
At the end of March 2002, a new numbering plan was introduced in Switzerland. Under the plan, all phone numbers in Switzerland consist of ten digits, with the former area code having become an integral part of a subscriber’s phone number. As a result, subscribers who have pre-selected an alternative carrier have their local calls, in addition to their long-distance calls, automatically routed over that carrier’s network.
Leased Lines
Under the Telecommunications Act and the Telecommunications Ordinance, ComCom is authorized to require a licensed telecommunications services provider to provide leased lines at cost-oriented prices in a particular region if it is determined that demand for such lines has not otherwise been fully met. To date, ComCom has not taken any action under these provisions.
For information on the recent amendments to the Telecommunications Act that will require Swisscom to offer access to leased lines on a cost-oriented basis, see “ — Unbundling of the Local Loop and Other Access Regulation” and “Item 8: Financial Information — Legal Proceedings”.
Ownership of Lines and Rights of Way
The Telecommunications Act provides that a licensee who has installed lines for the transmission of information by means of telecommunications techniques, or who has acquired such from third parties, owns the respective transmission lines.
Prior to the enactment of the Telecommunications Act, Swisscom had the right to use public land (roads, footpaths, squares, waterways, lakes, etc.) free of cost to install and operate lines. The Telecommunications Act provides that every holder of a telecommunications service license is to have such a right to use public land free of cost to install and operate lines and public payphones, provided that such use does not interfere with the common use of such public land. The owner of such land (e.g., the Confederation, the cantons or the communities) is to grant the licensee a corresponding approval in a short and simple procedure. Except for the administrative costs for such procedure, no charges may be levied on the licensee. Under the Telecommunications Ordinance, every holder of a telecommunications service license is also entitled to install and operate lines that cross railway lines.

If the holder of a telecommunications service license cannot reach agreement with the owner of private property on the use of such property by the licensee for the installation and operation of lines, UVEK may grant the licensee the right of expropriation if the establishment of a telecommunications installation on private property is in the public interest.
OfCom may, for reasons of public interest, and in particular to protect the national heritage and the environment, also require the holder of a license for telecommunications services to grant other licensees the right to make joint use of its existing installations if they have sufficient capacity and in return for appropriate compensation. With respect to this right to joint use of existing installations, the interconnection provisions are to be applied by analogy.
International Obligations
Over 70 member countries of the World Trade Organization (“WTO”), representing a substantial majority of the world’s basic telecommunications revenue, including Switzerland, the members of the EU and the United States, have entered into the Basic Agreement on Telecommunications (“BATS”) to provide market access to some or all of their basic telecommunications services. This agreement has been in effect since February 5, 1998. BATS is part of the General Agreement on Trade in Services, which is administered by the WTO. Under BATS, Switzerland and the other signatories have made commitments to provide “market access”, under which they are to refrain from imposing certain quotas or other quantitative restrictions in specified telecommunications services sectors and to provide “national treatment”, under which they are to avoid treating foreign telecommunications service suppliers differently than national service suppliers. In addition, a number of signatories, including Switzerland, agreed to the pro-competitive principles set forth in a reference paper relating to anti-competitive behavior, interconnection, universal service, transparency of licensing criteria, independence of the regulator and allocation of scarce resources.
In a decision dated October 3, 2001, (re Commcare AG vs. Swisscom), the Swiss Federal Supreme Court found that even if the WTO/BATS provisions were directly applicable in Switzerland, which is uncertain, they do not grant any right to unbundling or to obtain leased lines or transmission on interconnection terms.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion should be read in conjunction with Swisscom’s consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain significant respects from U.S. GAAP. For a reconciliation of the significant differences between IFRS and U.S. GAAP, see Note 44 to the consolidated financial statements.
Introduction
Swisscom is the principal telecommunications provider in Switzerland, offering a comprehensive range of products and services to residential and business customers. Swisscom’s core business is the provision of fixed-line and mobile telephony as well as data services. Fixed-line services are provided through the business segments Fixnet and Solutions, generating 44% and 11% of Swisscom’s total revenue in 2005, respectively. Mobile services are provided through the business segment Mobile, generating 38% of Swisscom’s total revenue in 2005. For a more detailed description of the services provided by each of these segments, see “Item 4: Information on the Company”.
The principal sources of revenue within each of these segments are:
•	Fixnet: monthly subscription fees for providing telephone and Internet access, charges for making calls from fixed-network access lines, wholesale interconnection charges and fees from providing data services to other telecommunication companies;

•	Mobile: monthly subscription fees, traffic charges for calls made in Switzerland by Mobile’s customers, roaming and termination fees paid by other mobile operators, and fees from data services;

•	Solutions: charges for fixed-line voice telephony services to business customers, fees for providing leased lines and Intranet services as well as integrated communications solutions, including outsourcing services.
The principal components of Swisscom’s operating expenses include:
•	Goods and services purchased, mainly consisting of interconnection fees for national and international voice and data traffic and cost of customer equipment purchased for resale;

•	Personnel expenses, consisting of payroll and other employee related cost;

•	Other operating expenses, including cost for customer acquisition and retention measures, marketing and selling expenses, information technology cost, and expenses for repairs and maintenance.
Swisscom’s revenue and results of operations are and may be affected by a number of important factors, including:
Regulatory environment. Since the entry into force of the Telecommunications Act, the Swiss telecommunications market has been open to competition. The Telecommunications Act contains numerous provisions designed to facilitate competition, which primarily affect the traditional telecommunications services Swisscom offers. For example, under the Telecommunications Act, Swisscom is required to offer standard interconnection services on a cost-oriented basis. As a result, Swisscom has had to substantially reduce its interconnection rates in recent years — by an average of 8% per year over the three year period under review. Swisscom expects further reductions in 2006. With interconnection rates declining, retail tariffs in the fixed-line business have come under pressure, which has negatively affected revenue. Swisscom has also experienced increased price pressure in the business customer segment of its mobile business and competition is expected to further increase after the entry of new mobile virtual network operators (“MVNO”) in 2005.
A number of regulatory initiatives, that are currently pending, are likely to further increase competition and put additional pressure on margins. Under amendments to the Telecommunications Act, Swisscom will be required to offer, among other things, unbundled access to its local loop on a cost-oriented basis in the form of full access as well as bitstream access for a limited period of four years. The adoption of these amendments will facilitate competition in the access market and can cause Swisscom to lose additional market share in the national and international calling markets.
Furthermore, Swisscom’s mobile termination tariffs and roaming charges may become subject to regulation in the future. Regulation of mobile termination fees or roaming charges would have a significant impact on Swisscom’s mobile revenue and reduce margins and profitability.
Competition and pricing. Several years ago Switzerland experienced an economic slowdown during which customers became more conscious of usage levels and tariffs. Since then, many of Swisscom’s fixed-line customers have been switching to newly introduced tariff plans, which has led to a decline in average tariffs. In the Mobile segment, the introduction of budget service packages, including those offered by new low-cost competitors, has led to a significant decline in the number of subscribers to higher priced services, effectively resulting in an overall reduction of the average revenue per user (ARPU). As competition in the low-cost market segment has increased, Swisscom Mobile has introduced new services with lower prices and limited features, which has further reduced ARPU. Pressure on prices is expected to remain high due to continuing strong competition, especially from cable network operators in the fixed-line business and from new low-cost network operators in the mobile business. To stimulate demand in its fixed-line and mobile businesses, Swisscom has introduced new services based on broadband technologies such as ADSL and UMTS/EDGE, in which Swisscom has made, and continues to make, substantial investments. Should the economy slow down again, however, customers may again become more reluctant to use higher priced services.
Customer needs and industry trends. Customer needs and industry trends are changing. The demand for interactive services is increasing, and communication has to be guaranteed irrespective of time or place. The importance of content, attractive applications and information management is rising, and technology is migrating to standardized IP platforms. This is opening up opportunities for Swisscom to develop attractive new offerings. Thanks to a very broad market position, Swisscom can create new added value for the customer with bundled offerings and drive forward into fields that are being transformed in related markets under the influence of digitization and broadband penetration. Swisscom is therefore looking to grow in the field of convergence and multimedia, in the Telecommunication, Information, Media and Entertainment (“TIME”) market. The aim is to offset the decline in traditional activities with new activities from around 2008 / 2009 onwards. The future business of successful telecommunications companies looks set to be very different from their current activities: by moving into the TIME market, Swisscom can respond to changing customer needs.
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
Personnel expenses. Personnel expenses make up a significant portion of Swisscom’s cost base. In order to improve productivity and reduce cost, Swisscom has implemented a workforce reduction program. During the three years under review, the program reduced Swisscom’s workforce by approximately 1,950 positions by eliminating positions or transferring them to Swisscom’s employment programs. While this program has resulted in an overall decline in personnel expenses, the benefit has been muted by the fact that Swisscom has had to incur expenses associated with termination benefits for its outplacement program (PersPec) and incurs salary expenses relating to employees for the period in which they participate in its employment program (Worklink). Swisscom’s continued ability to implement staff reductions and reduce personnel expenses will have a significant impact on its future profitability.
Capital expenditure and depreciation. Swisscom’s results may also be affected by the level of its depreciation expense, which in turn depends on the timing and extent of its capital expenditure. In addition, the rapid pace of technological change may require Swisscom to reduce its estimates of the useful lives of its equipment, which would cause depreciation expenses to increase. Swisscom’s depreciation expenses declined in the periods under review as a decline in depreciation in the Fixnet segment due to an increase in the number of fully depreciated assets was only partially offset by an increase in the Mobile segment due to increased investments in UMTS / EDGE technology and the resulting reduction of the useful lives of certain GSM equipment. In the medium term, depreciation expenses are expected to remain relatively stable, as a decrease in depreciation expenses due to an increase in the number of fully depreciated assets is expected to be offset by an increase due to an increase in capital expenditure mainly related to new broadband technologies.
Summary of Results
The year 2005 has been very challenging for Swisscom. In competition with over 300 national and international competitors Swisscom has shown a steady performance, has overall defended its market shares and increased operating income and net profit, despite a decline in revenue.
Revenue mainly decreased as a result of the transfer of the International Carrier Services activities to a new joint venture with Belgacom and a significant reduction in the wholesale price for call termination on Swisscom’s mobile network. Declining revenue in the traditional fixed-line telephony business, mainly due to increased competition from cable network operators as well as the substitution of fixed-line telephony by mobile telephony, was offset by an increase in broadband access revenue, reflecting an increase in ADSL subscribers, and an increase in mobile telephony revenue due to new data services and an increase in the number of subscribers. Pressure on prices in the business segment due to strong competition is unchanged.
Overall, operating income increased, despite a decline in revenue, primarily due to a significant decrease in depreciation expenses following an impairment charge in 2004 as well as an increase in the number of fully depreciated assets. An improvement in financial result and the omission of the loss from discontinued operation (debitel) have added to a significant increase in net income.
Swisscom’s cash flows from operating activities in 2005 declined compared to 2004, mainly due to a special contribution to Swisscom’s pension fund as well as an increase in taxes paid. In accordance with its return policy, Swisscom returned approximately CHF 2.9 billion to its shareholders through dividends and share buy backs. However, Swisscom still maintains a balance sheet with a significant cash position and has proposed to the shareholders’ meeting that an even larger amount be returned to shareholders in 2006.
Swisscom expects the trends from 2005 to continue in the future and expects a further decline in revenue as a result of the strong competition and price reductions especially in the Mobile and Fixnet segments. Regulatory risks such as unbundling of the local loop and a reduction in interconnection tariffs will further increase pressure on margins in the traditional fixed-line business. One of the key factors for future success in the fixed-line segment is Swisscom’s triple play strategy of combining its core activities with multimedia services to counter competition from cable network operators. Mobile revenue is expected to be driven by Swisscom’s ability to retain high-value customers and to stimulate usage through the implementation of innovative services.
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

Pension fund accrual
The determination of the liability and expense for pension benefits is dependent on the selection of assumptions, which attempt to anticipate future events, used by Swisscom’s actuary to calculate such amounts. Those assumptions are described in Note 11 to the consolidated financial statements and include the discount rate, expected long-term rate of return on plan assets and rates of increase in future compensation levels. In addition, Swisscom’s actuary also uses subjective factors such as withdrawal and mortality rates. The assumptions used for IFRS are consistent with those used for U.S. GAAP. Approximately 23.8% of the pension plan assets at December 31, 2005 were held in stocks and bonds denominated in foreign currencies, primarily USD and EUR.
For 2005, the expected rate of return on plan assets was 4.5% or CHF 234 million. Due to the favorable performance of the stock markets, the actual return on assets in 2005 was 13.1% or CHF 703 million, generating an excess return of CHF 469 million. However, from the date of inception of Swisscom’s pension plan in January 1999 to December 31, 2005, the cumulative actual return on assets has been lower than the expected return, which resulted in a cumulative loss of CHF 195 million at December 31, 2005. The expected rate of return has been reduced to 3.9% for 2006. While Swisscom believes that the assumption for the long-term return is appropriate, should the stock markets underperform or exchange rates change, this would affect Swisscom’s future expense and could lead Swisscom to increase its contributions.
The discount rate used for the calculation of the pension liability at the end of 2005 was 2.6%. Should the discount rate decrease by 0.5%, the pension liability would increase by approximately CHF 709 million and the annual pension expense would increase by approximately CHF 8 million.
The rate of increase in future compensation levels used in 2005 was 2.3%. Should this rate increase by 0.5%, the pension liability would increase by approximately CHF 85 million and the annual pension expense would increase by approximately CHF 10 million.
In connection with the settlement of its obligation to retired employees in 1998, Swisscom retained a liability for pension indexation based on a contract with the confederation, which up until December 31, 2004, was a guaranteed rate. Effective January 1, 2005, new legislation was introduced to abolish the previously guaranteed pension indexation. As a result of this new legislation, Swisscom reduced its assumption for pension indexation from 1.0% to 0.5%, which resulted in a significant decrease in the liability in 2004. At December 31, 2005, the liability amounted to CHF 173 million. While Swisscom believes that the assumption used to determine this liability is appropriate, should the Government decide to change the indexation, this would affect Swisscom’s pension liability and future expense. The law for PUBLICA is currently under review. However, based on the existing draft law, the contractual obligation of Swisscom will not be effected and therefore not change.
In 2005, under U.S. GAAP, Swisscom recorded a minimum liability of CHF 871 million, of which CHF 113 million reflected the unrecognized prior service cost and was recorded as an intangible asset. The remaining CHF 758 million, excluding a tax benefit of CHF 169 million, was recorded against equity. An increase of the minimum liability would result in a further reduction of shareholder’s equity.
Useful lives of technical equipment
Technical equipment, with a net book value of CHF 3,957 million at December 31, 2005, represents a significant portion of Swisscom’s total assets. Swisscom estimates the useful lives based on historical experience as well as taking into account anticipated technological or other changes. Detail of the useful lives is included in Note 2.9 of the consolidated financial statements. Useful lives under U.S. GAAP are consistent with those under IFRS. Changes in technology or in Swisscom’s intended use of these assets may cause the estimated period of use or the value of these assets to change, which would result in increased or decreased depreciation expense. Swisscom performs internal studies annually or when events or circumstances indicate that the useful life may no longer be appropriate. Additionally, technical equipment is reviewed for impairment whenever events indicate that their carrying amounts may not be recoverable. In assessing impairment, Swisscom follows the provisions of IAS 36 “Impairment of Assets” and SFAS 144 “Accounting for the Impairment or disposal of Long-Lived Assets” utilizing cash flows which take into account management’s estimates of future operations under IFRS and U.S. GAAP, respectively.

Provision for dismantlement and restoration
As detailed in Note 26 to the consolidated financial statements, management has included a provision of CHF 360 million at December 31, 2005 for the dismantlement and restoration of mobile stations and analog transmitter stations. In 2005, Swisscom adjusted primarily the cost of dismantlement and remaining useful lives following a strategic revaluation of the analog transmitter stations. The dismantlement costs are now expected to be incurred mainly after 2020. The present value of the adjustment to the future expected cost was CHF 77 million. The extension of the useful lives resulted in a reduction in the present value of CHF 75 million, of which CHF 50 million was recorded against the corresponding assets and CHF 25 million under financial income. In 2003, Swisscom extended the expected timing of the dismantlement as a result of a change in the requirements of a major customer, which would result in the stations being used for a longer period. That resulted in a reduction in the present value of the provision of CHF 43 million, which increased financial income in 2003 by a corresponding amount. The provision was based on future estimated cost and was discounted using an appropriate discount rate. While management believes that the assumptions used are appropriate, should they not be accurate, the amount required could differ from the amount of the provision.
With the adoption of IFRIC 1 “Changes in Decommissioning, Restoration and Similar liabilities” effective January 1, 2005 and the adoption of SFAS 143 “Accounting for Asset Retirement Obligations“ effective January 1, 2003 the difference between the asset retirement obligation under IFRS compared to U.S. GAAP is no longer material. The net impact of adopting SFAS 143, which was a credit to the income statement of CHF 31 million, was recorded as a cumulative effect of accounting change on January 1, 2003. See Note 44 to the consolidated financial statements.
Provisions and contingent liabilities
Interconnection proceedings. Since 2000 Swisscom has been involved in proceedings with regard to interconnection prices (see Note 34). Swisscom has recorded a liability and a provision for doubtful debts for receivables on the basis of their own estimate of the possible financial consequences. Further development of the proceedings or a decision by the Federal Court may result in a different assessment of the financial consequences in subsequent years and require an increase or decrease of the recorded liability.
Proceedings before the competition commission (WEKO). WEKO is currently leading various proceedings against Swisscom. The individual proceedings are described in Note 34. If WEKO proves that Swisscom has violated Antitrust law, they can impose sanctions. Based upon its legal assessment as of the end of 2005, Swisscom considered it unlikely that WEKO would impose sanctions. Consequently no provisions were recognized in 2005 in connection with these proceedings. Further development of the proceedings may result in a different assessment of the financial consequences in the following year and require an increase or decrease in the provision recorded.
Changes in accounting policies
Effective January 1, 2005 the International Accounting Standards Board IASB modified its standard IAS 17, Leases. As a result, long-term leases of real estate must be evaluated and disclosed separately for land and building components and the land element is no longer classified as a finance lease but as an operating lease. In 2001, Swisscom sold buildings and leased them back at different lease terms. Some of these sale and leaseback agreements were classified as finance leases under IAS 17 and no distinction was made between the land and building components. The change in the standard, which had to be applied retrospectively, resulted in an increase in shareholders’ equity at December 31, 2002 of CHF 105 million, and comprises reductions in the lease obligations, the carrying amount of real estate and the deferred profit from these transactions. As a result, lease expense increased and depreciation expense and interest expense decreased in 2003, 2004 and 2005. Prior years’ numbers have been restated accordingly.

RESULTS OF GROUP OPERATIONS

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Net revenue	9,732	10,057	10,026	(3.2)	0.3
Other income	260	195	231	33.3	(15.6)
Total	9,992	10,252	10,257	(2.5)	(0.0)
Goods and services purchased	1,831	1,847	1,706	(0.9)	8.3
Personnel expenses	2,173	2,194	2,266	(1.0)	(3.2)
Other operating expenses	1,817	1,823	1,798	(0.3)	1.4
Depreciation	1,286	1,542	1,537	(16.6)	0.3
Amortization	108	151	142	(28.5)	6.3
Total operating expenses	7,215	7,557	7,449	(4.5)	1.4
Operating income	2,777	2,695	2,808	3.0	(4.0)
Financial result	82	(134)	(13)	n.a.	n.a.
Income tax expense	(535)	(392)	(467)	40.9	(16.1)
Equity in net income of affiliated companies	13	22	(9)	(40.9)	n.a.
Net income from continuing operations	2,337	2,191	2,319	6.7	(5.5)
Discontinued operations(1)	9	(243)	(408)	n.a.	(40.4)

Net income	2,346	1,948	1,911	20.4	1.9

Net income attributable to equity holders of Swisscom AG	2,022	1,596	1,571	26.7	1.6
Net income attributable to minority interests	324	352	340	(8.0)	3.5

(1)	On June 8, 2004 Swisscom completed the sale of its stake in debitel. As a result, debitel is reported separately as a discontinued operation in the consolidated financial statements. The previous years’ figures were restated accordingly.
Net Revenue
Revenue decreased from CHF 10,057 million in 2004 to CHF 9,732 million in 2005, mainly reflecting a decrease in revenue from the fixed-line segments Fixnet and Solutions. Fixnet’s revenue decreased as a result of the Belgacom transaction. For details see “Item 4: Information on the Company — Fixnet — Wholesale Traffic”, as well as a decrease in traffic revenue reflecting primarily a decline in volumes and lower average tariffs as a result of a loss in market share to cable network operators and mobile substitution. This decrease was partially offset by an increase in access revenue as a result of an increase in the number of ADSL subscribers. The decrease in revenue from Solutions was mainly due to a decrease in revenue from traffic and leased lines as a result of price pressure due to fierce competition and migration to IP based services. These decreases in the fixed-line segments were partially offset by other businesses, especially by Swisscom IT Services through an increase in revenue from outsourcing services, Swisscom Eurospot and the acquisition of Antenna Hungária. Mobile revenue remained relatively stable, as a decrease in revenue due to a reduction of termination rates and an introduction of new tariff models was offset by a continuing growth of the subscriber base as well as an increase in the usage of new data services.
Revenue slightly increased from CHF 10,026 million in 2003 to CHF 10,057 million in 2004, reflecting an increase in revenue from Mobile, partially offset by a decrease in revenue from Fixnet and Solutions. The increase in revenue from Mobile mainly reflects an increase in the number of subscribers as well as increased usage of new data services and revenue from the sale of handsets. The decrease in revenue from Fixnet was mainly due to a decrease in traffic revenue reflecting primarily a decrease in Internet traffic as customers continued to migrate to ADSL. This decrease was partially offset by an increase in access revenue as a result of a substantial increase in the number of ADSL subscribers, reflecting a continuing growth in demand for high bandwidth connectivity. The decrease in revenue from Solutions was mainly due to a decrease in voice and data traffic as a result of fierce competition.

Other income
Other income increased from CHF 195 million in 2004 to CHF 260 million in 2005, primarily due to an increase in gains from the sale of real estate property and an increase in capitalized cost.
Other income decreased from CHF 231 million in 2003 to CHF 195 million in 2004, primarily due to the gain of the sale of a former subsidiary, Telecom FL AG, in 2003.
Goods and services purchased
Goods and services purchased decreased from CHF 1,847 million in 2004 to CHF 1,831 million in 2005, primarily due to a decrease in expenses as a result of the Belgacom transaction. The decrease was partially offset by an increase in expenses for customer equipment and services purchased relating to outsourcing and system integration services at Swisscom Solutions and Swisscom IT Services.
Goods and services purchased increased from CHF 1,706 million in 2003 to CHF 1,847 million in 2004, primarily due to an increase in Mobile’s cost of equipment purchased for resale reflecting an increase in the number of handsets sold due to a growing subscriber base and higher average purchase prices for more sophisticated handsets. The increase in the number of mobile subscribers also resulted in an increase in expenses that Mobile had to pay other carriers for its customers roaming on the other’s networks as well as for national and international interconnection.
Personnel expenses
Personnel expenses decreased from CHF 2,194 million in 2004 to CHF 2,173 million in 2005 due to a decrease in pension expenses of CHF 34 million, reflecting a decrease in total interest cost on the pension liability due to a reduction in the interest rate by 0.6% in 2005, and a decrease in cost for social plan measures. A decrease in personnel expenses reflecting headcount reductions mainly at Fixnet was offset by an increase in the average number of employees in the segment Other, an overall salary increase and an increase due to the consolidation of Antenna Hungária as of October 25, 2005.
Personnel expenses decreased from CHF 2,266 million in 2003 to CHF 2,194 million in 2004 mainly as a result of a decrease in termination benefits from CHF 88 million in 2003 to CHF 48 million in 2004, a decrease in the average number of employees resulting from restructuring measures implemented in 2002 and 2003 and a decrease in pension expense of CHF 38 million, as described in Note 11 of the consolidated financial statements. These effects have partially been offset by an overall salary increase.
Other operating expenses
Other operating expenses remained relatively stable at CHF 1,817 million in 2005 (CHF 1,823 million in 2004). A decrease in expenses for repair and maintenance, rental of infrastructure and information technology was partially offset by an increase in expenses for consultancy and temporary personnel due to Swisscom IT Services’ growing outsourcing business and costs relating to Swisscom’s triple play strategy.
Other operating expenses slightly increased from CHF 1,798 million in 2003 to CHF 1,823 million in 2004 due primarily to an increase in expenses for consultancy and temporary personnel and the consolidation of Billag Card Services (now Accarda AG), which was acquired in December 2003. These increases were partially offset by a decrease in other operating expenses by Fixnet due to an increase in the provision that was recorded in 2003 for the case against Swisscom relating to its interconnection prices.
Depreciation
Depreciation decreased from CHF 1,542 million in 2004 to CHF 1,286 million in 2005 mainly due to the impairment in 2004 of CHF 155 million relating to sea cable owned by Fixnet as described below and due to lower depreciation in the Fixnet segment mainly as a result of an increase in the number of fully depreciated assets.
Depreciation slightly increased from CHF 1,537 million in 2003 to CHF 1,542 million in 2004 mainly due to (i) an increase in depreciation at Mobile due to an increase in capital expenditures relating to the rollout of new broadband technologies and a respective reduction in the useful lives of older network equipment and (ii) an impairment of CHF 155 million relating to sea cable owned by Fixnet, as described in Note 22 of the consolidated financial statements. These effects were partially offset by lower depreciation in the Fixnet segment mainly due to an increase in the number of fully depreciated assets and to the phase out of one of Fixnet’s switching platforms in 2004, which resulted in only partial year depreciation in 2004.
Amortization
Amortization decreased from CHF 151 million in 2004 to CHF 108 million in 2005, principally due to goodwill no longer being amortized as of 2005 in accordance with IFRS 3. For further information, see Note 23 to the consolidated financial statements.
Amortization increased from CHF 142 million in 2003 to CHF 151 million in 2004 due to the amortization of goodwill for Billag Card Services, which was acquired in December 2003.
Financial result
Financial result changed from a net expense of CHF 134 million in 2004 to a net income of CHF 82 million in 2005, mainly as a result of the recognition of a provision in 2004 relating to cross-border tax lease agreement, part of which was reversed in 2005. Further, the increase was due to a reversal of a provision for dismantlement and restoration in 2005, due to a strategic revaluation of cost and the remaining useful lives of the analog transmitter stations and a write-down of the participation in Infonet Service Corporation in 2004 before it was sold at the beginning of 2005. See Note 13 to the consolidated financial statements.
Financial result decreased from a net expense of CHF 13 million in 2003 to CHF 134 million in 2004, mainly due to a reduction in the present value of the provisions for dismantlement in 2003 due to the extension of the expected timing of the dismantlement. See Note 26 to the consolidated financial statements. The decline in financial result was also due to a decrease in foreign exchange gains from CHF 48 million in 2003 to CHF 5 million in 2004.
Income tax
Income tax expense increased from CHF 392 million in 2004 to CHF 535 million in 2005, mainly reflecting an increase in operating income as well as a capitalization of deferred tax assets of CHF 113 million in 2004 as described below. The effective tax rate is 18.6% in 2005.
Income tax expense decreased from CHF 467 million in 2003 to CHF 392 million in 2004. In prior years, a valuation allowance was recorded on certain deferred tax assets as it was considered improbable that benefits would be realized in the future. In 2004, this assessment changed as a result of organizational changes and deferred tax assets of CHF 113 million were capitalized against expenses. In 2003, income tax expense decreased by CHF 80 million as a result of an impairment of the goodwill relating to debitel, which was tax-deductible. The effective tax rate for 2004 was 15.2%.
For further information relating to income tax expense, see Note 14 to the consolidated financial statements.
Equity in net income of affiliated companies
Equity in net income of affiliated companies declined from CHF 22 million in 2004 to CHF 13 million in 2005, mainly due to a reversal of a provision for liquidation cost of Swisscom’s investment in AUCS in 2004.
Equity in net income of affiliated companies improved from a loss of CHF 9 million in 2003 to an income of CHF 22 million in 2004. The loss in 2003 included a loss from the disposal of the indirectly held investment in Cesky Telecom in 2003.
Discontinued operation
On June 8, 2004, Swisscom sold its stake in debitel to Telco Holding S.à r.l. Luxembourg. As a result, debitel is reported separately in the consolidated financial statements as a discontinued operation. For details on this transaction, see Note 37 to the consolidated financial statements.

The following table sets forth debitel’s results for the periods indicated:

CHF in millions	Period from	Year Ended
	January 1 to	December 31,
	June 8, 2004	2003

Net revenue	1,917	4,555
Expenses(1)	(1,913)	(4,938)
Operating (loss) income	4	(383)
Other net (expenses) income	1	(25)

Net (loss) income from discontinued operation (debitel)	5	(408)

(1)	Includes goodwill amortization in 2003 and 2004 of CHF 172 million and CHF 57 million, respectively, and impairment of goodwill in 2003 of CHF 280 million.
In 2005, income from discontinued operation (debitel) amounted to CHF 9 million and consists of a gain of CHF 59 million from early repayment of the vendor loans granted to the buyers of debitel in 2004, which was partially offset by recognition of a provision of CHF 50 million for risks relating to representations and warranties in connection with the sale.
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
Outlook
Based on continuing strong competition and assuming no significant unexpected regulatory changes, Swisscom expects consolidated net revenue as well as operating income to decrease in 2006. The main reasons for the decline are lower termination charges for mobile telephony and the sale of Swisscom’s international wholesale activities, both of which will negatively effect the entire year whereas these factors affected only a portion of the 2005 results. Continuing price pressure on Mobile and Fixnet is expected to be partially offset by growth in other segments.

Results of Operations by Segment
Effective January 1, 2005, Swisscom Enterprise Solutions was merged with Swisscom Systems, formerly accounted for in the segment “Other”, into a new business segment named Solutions. Prior years’ numbers for the segments “Other” and “Solutions” have been restated accordingly. For details see “Item 4: Information on the Company — Solutions”.
The reporting segments for 2005 were defined as follows:
•	Fixnet provides access, fixed-line voice, Internet and a comprehensive range of other fixed network telecommunication services to residential and business customers. In addition, Fixnet provides wholesale services and also offers a variety of other services, including the sale of customer equipment, the provision of leased lines and the operation of a directories database.

•	Mobile provides mobile telephony, data and value-added services in Switzerland and sells mobile handsets.

•	Solutions provides national and international fixed-line voice telephony services to business customers and offers leased lines, Intranet and other data services as well as integrated communication technology solutions, including outsourcing services, to business customers.

•	Other covers mainly the provision of IT services through Swisscom IT Services, the broadcasting businesses of Swisscom Broadcast and Antenna Hungária in Switzerland and Hungary, the business with billing services and customer cards of Accarda and the operation of a pan-European network for broadband Internet connectivity through Swisscom Eurospot.

•	Corporate includes Swisscom’s headquarter divisions, group-company shared services, property rentals through the real estate company Swisscom Immobilien and Swisscom’s programs under its social plan.
The following table sets forth net revenue and operating income for the segments in place in 2005 for the periods indicated.
Segment results

CHF in millions	Net revenue			Operating income
	2005	2004	2003	2005		2004	2003

Fixnet	5,308	5,715	5,781	1,294		1,098	1,045
Mobile	4,168	4,356	4,140	1,477		1,617	1,674
Solutions	1,268	1,437	1,592	35		87	49
Other	1,059	979	945	2		(12)	(44)
Corporate	690	608	703	(31)		(101)	82
Intersegment elimination	(2,761)	(3,038)	(3,135)	—	(1)	6 (1)	2	(1)

Total	9,732	10,057	10,026	2,777		2,695	2,808

(1)	Intersegment profits and losses occur as a result of offsetting intersegment services and sales of assets. These are eliminated in the consolidated financial statements and disclosed in segment reporting in the column “Intersegment elimination”.

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
The following table sets forth the segment results for Fixnet and the percentage changes therein for the periods presented:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Net revenue from external customers	4,319	4,555	4,601	(5.2)	(1.0)
Intersegment net revenue	989	1,160	1,180	(14.7)	(1.7)

Net revenue	5,308	5,715	5,781	(7.1)	(1.1)
Segment expenses	4,014	4,617	4,736	(13.1)	(2.5)

Segment operating income	1,294	1,098	1,045	17.9	5.1

Segment margin	24.4%	19.2%	18.1%
The following table sets forth net revenue from external customers generated by Fixnet for the periods indicated:
Net revenue from external customers

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Access	1,992	1,876	1,715	6.2	9.4
Retail traffic	1,082	1,240	1,329	(12.7)	(6.7)
Wholesale traffic	483	691	677	(30.1)	2.1
Other traffic	130	158	247	(17.7)	(36.0)
Other revenue	632	590	633	7.1	(6.8)

Total Fixnet external revenue	4,319	4,555	4,601	(5.2)	(1.0)

Fixnet’s total external revenue decreased by 5.2% in 2005, mainly due to a decrease in wholesale traffic revenue as described below and a decrease in retail traffic revenue reflecting a decline in traffic volumes as a result of a loss in market share to cable network operators and lower average tariffs through the introduction of flat rates as well as a reduction of mobile termination rates. These effects were partially offset by higher access revenue reflecting an increase in the number of ADSL subscribers.
On February 23, 2005, Swisscom and Belgacom, signed an agreement to combine their international wholesale activities by forming a new joint venture company, named Belgacom International Carrier Services (BICS, the Belgacom transaction). The transaction, in which Swisscom received a 28% interest in the joint venture in exchange for its international wholesale business and international network, was effective as of July 1, 2005. After the completion, a large portion of Swisscom’s wholesale international traffic is no longer routed through Swisscom Fixnet, but directly through BICS and as Fixnet only has a minority stake in the joint venture, associated revenue (and cost) are no longer recorded by Fixnet. However, mainly for technical reasons, international incoming traffic to be routed through BICS Switzerland to third party networks and to Swisscom Mobile’s network will continue to be routed through Fixnet’s network until 2007. Accordingly, associated revenues and costs are still being recognized by Fixnet. These revenues and costs were recorded under international incoming traffic until December 31, 2005 and under wholesale national traffic from January 1, 2006. After 2007, BICS traffic will no longer be routed through Fixnet under this arrangement. Revenue from Fixnet’s international wholesale operations was CHF 445 million and CHF 256 million in 2004 and 2005, respectively. For details see “Item 4: Information on the Company — Fixnet — Wholesale Traffic”.

In 2004, Fixnet’s total external revenue decreased by 1.0% due primarily to a decrease in retail traffic revenue reflecting a decrease in Internet traffic as customers continued to migrate to asynchronous digital subscriber lines (ADSL) and a decrease in other traffic revenue due to the release of deferred revenue in 2003 relating to prepaid calling cards. These effects were partially offset by higher access revenue reflecting an increase in the number of ADSL subscribers.
Fixnet expects total revenue from external customers to further decrease in 2006, mainly due to (i) a decrease in average tariffs and traffic volumes as well as in the number of PSTN and ISDN lines due to continuing strong competition from cable network operators and substitution by mobile telephony and (ii) the full-year effect of the Belgacom transaction. On the other hand, the number of ADSL subscriber lines is expected to grow further and should be able to partially compensate for these declines in revenue.
Access. Revenue from access services consists principally of monthly subscription fees charged to customers for providing analog (PSTN) and digital (ISDN) telephone access lines to residences and businesses in Switzerland, broad- and narrowband Internet access as well as access line activation fees.
The following table sets forth certain data relating to Swisscom’s access services:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
PSTN access revenue	824	851	866	(3.1)	(1.8)
ISDN access revenue	512	514	507	(0.3)	1.3

Total PSTN/ISDN access revenue	1,336	1,365	1,374	(2.1)	(0.7)

ADSL retail revenue	345	228	112	51.7	103.6
ADSL wholesale revenue	185	138	85	34.2	62.4

Total ADSL revenue	530	366	197	45.1	85.8

Other access revenue	125	146	144	(14.2)	1.2

Total access revenue	1,992	1,876	1,715	6.2	9.4

Access lines (at period end, in thousands)(1):
PSTN lines(2)	2,922	3,007	3,086	(2.8)	(2.6)
ISDN lines(3)	900	924	924	(2.6)	0.0

Total access lines	3,822	3,931	4,010	(2.8)	(2.0)

ADSL subscribers lines (at period end, in thousands of lines):
Retail subscriber lines	708	490	274	44.5	78.8
Wholesale subscriber lines	390	312	213	25.0	46.5

Total ADSL subscribers lines	1,098	802	487	36.9	64.7

(1)	Based on lines in service, including courtesy and service lines.

(2)	Each PSTN line provides one access channel.

(3)	ISDN lines consist of basic ISDN lines and primary ISDN lines. A basic ISDN line provides two access channels and a primary ISDN line provides 30 access channels.
Total access revenue increased by 6.2 % and 9.4 % in 2005 and 2004, respectively, mainly driven by an increase in revenue from ADSL. The number of ADSL subscriber lines continued to increase substantially in 2005, but at a declining growth rate.
PSTN revenue continued to decrease in 2005 due to strong competition from cable network operators and the continuing mobile substitution. Revenue from ISDN access remained relatively stable in 2005 and 2004 reflecting the high penetration rate in Switzerland and the fact that the fast growing ADSL technology can also be offered over a traditional PSTN line.

Retail traffic. Retail traffic revenue consists of charges to customers for making national and international calls from a fixed-network access line, including calls made from the fixed network to mobile operators’ networks (“fixed-to-mobile”), as well as charges to customers for accessing the Internet through narrowband access.
The following table sets forth certain information relating to Swisscom’s retail traffic:

	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
CHF in millions (except percentages) (1)
Local and long distance traffic revenue	391	435	470	(10.3)	(7.4)
Fixed-to-mobile traffic revenue	407	466	464	(12.8)	0.4
Internet traffic revenue	74	109	162	(31.8)	(32.7)
International traffic revenue	210	230	233	(8.5)	(1.3)

Total retail traffic revenue	1,082	1,240	1,329	(12.7)	(6.7)

Traffic (in millions of minutes)(2):
Local and long distance traffic	6,628	7,205	7,732	(8.0)	(6.8)
Fixed-to-mobile traffic	925	949	950	(2.5)	(0.1)
Internet traffic	2,252	3,323	4,842	(32.2)	(31.4)
International traffic(3)	926	955	968	(3.0)	(1.3)

Total retail traffic	10,731	12,432	14,492	(13.7)	(14.2)

(1)	Figures do not include traffic or revenue, as appropriate, generated from Swisscom-operated public payphones or from calling cards.

(2)	Includes traffic on courtesy and service lines.

(3)	Based on minutes of outgoing international traffic as determined for retail customer billing purposes. Does not include international wholesale traffic originating outside Switzerland.
Total retail traffic revenue declined by 12.7% in 2005 and 6.7% in 2004, primarily due to a decrease in local and long distance traffic revenue and Internet traffic revenue. In addition, revenue from fixed-to-mobile traffic decreased in 2005 as a result of a reduction in termination rates by Swisscom Mobile which were introduced on June 1, 2005 and passed on to Fixnet’s customers on July 1, 2005.
In both 2004 and 2005, the decrease in local and long distance as well as International traffic revenue is mainly due to a decrease in tariffs reflecting the introduction of new price models at the end of 2004, an increase in competition from cable network operators which resulted in a loss of market share, a substitution effect from an increased use of mobile phones and other new communication technologies and the migration of local Internet dial-up traffic to ADSL.
In 2004 and 2005, the decrease in revenue from Internet traffic is a result of the migration of Internet dial-up traffic to ADSL. ADSL customers pay a fixed monthly fee, irrespective of the amount of usage, which is recorded under access revenue.
Wholesale traffic. Swisscom recognizes revenue in the Swiss market from providing network services to other telecommunication companies. Such services include primarily the standard interconnection services Swisscom is required to provide to other telecommunication service providers eligible for interconnection under the Telecommunications Act. Wholesale international revenue comprises primarily revenue from international termination traffic, and revenue for international incoming traffic.
On February 23, 2005, Swisscom and Belgacom, signed an agreement to combine their international wholesale activities as of July 1, 2005 by forming a new joint venture company, named Belgacom International Carrier Services (Belgacom transaction). For details of this transaction see “— Net revenue from external customers” above.

The following table sets forth certain information relating to Swisscom’s wholesale traffic:

	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
CHF in millions (except percentages)
Wholesale national traffic revenue	227	246	300	(7.7)	(18.0)
International incoming traffic revenue	146	200	208	(27.2)	(3.8)
International termination traffic revenue	110	245	169	(55.3)	45.0

Total wholesale traffic revenue	483	691	677	(30.1)	2.1

Total wholesale telephony traffic (millions of minutes):
Wholesale national traffic(1)	15,947	17,055	17,871	(6.5)	(4.6)
International incoming traffic(2)	1,577	1,521	1,607	3.7	(5.4)
International termination traffic(3)	755	1,508	1,188	(49.9)	26.9

Total wholesale traffic	18,279	20,084	20,666	(9.0)	(2.8)

(1)	Based on minutes as determined for customer billing purposes. Includes traffic related to third party revenue for access, termination and transit services.

(2)	Minutes of incoming traffic terminated in Switzerland as determined for international settlement purposes.

(3)	Minutes of outgoing traffic terminated outside of Switzerland.
Total wholesale traffic revenue decreased by 30.1% in 2005 primarily as a result of the Belgacom transaction.
Wholesale national traffic revenue decreased by 7.7% and 18.0% in 2005 and 2004, respectively, mainly due to reductions in interconnection rates and a decline in traffic volume by 6.5% and 4.6% as a result of the migration of third-party Internet traffic to ADSL and direct access of residential and business customers to other operators’ networks.
In 2005, international incoming traffic revenue decreased by 27.2% due to a reduction in mobile termination rates and international termination traffic revenue decreased by 55.3% mainly as a result of the Belgacom transaction as described in net revenue from external customers above.
International termination traffic revenue increased by 45.0% in 2004 compared to 2003 as a result of an increase in traffic volume by 26.9% due to the expansion of the business as a result of focused marketing activities as well as a greater share of higher tariff traffic to mobile networks.
Other traffic. Fixnet operates public payphones as part of its obligation to provide Universal Service. Also, Fixnet generates revenue from operator services and the sale of prepaid calling cards.
The following table sets forth Fixnet’s other traffic revenue:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Other traffic revenue(1)	130	158	247	(17.7)	(36.0)

(1)	Includes revenue from prepaid calling cards, operator services and Swisscom-operated public payphones.
Excluding the one-time release of deferred revenue in 2003 described below, other traffic revenue decreased by 17.7% and 9.7% in 2005 and 2004, respectively, mainly due to increased competition and online substitution for operator services and substitution of Swisscom-operated public payphones’ services through the use of mobile phones.
Revenue from the sale of telephone cards, which are valid for 3 years, is deferred and recognized either when the services are provided or once the card is no longer valid. Historically, Swisscom was not able to reliably track the total amount of unutilized credit for cards that were no longer valid. In 2003, however, Swisscom implemented changes to the system to allow it to reliably track this amount and released CHF 72 million to revenue.
Other revenue. Other revenue comprises primarily revenue from the sale of customer equipment, the provision of leased lines and the operation of a directories database.
The following table sets forth Fixnet’s other revenue:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Customer equipment(1)	253	250	252	1.5	(0.8)
Leased lines	158	136	143	16.3	(4.9)
Directories	120	113	107	5.8	5.6
Revenue from other activities(2)	101	91	131	11.1	(30.5)

Total other products revenue	632	590	633	7.2	(6.8)

(1)	Includes fixed-line customer premises equipment and mobile handsets sold through Swisscom Shops.

(2)	Includes primarily revenue from Internet narrowband traffic to third-party ISP numbers and value added and data services to residential customers.
Other revenue increased by 7.2% in 2005 due primarily to an increase in revenue from leased lines as a result of the resolution of a pricing dispute and new services provided to BICS. In 2004, Fixnet recorded a provision for a discount as a result of a dispute with one of its competitors. This dispute was settled in 2005 and the provision of CHF 9 million that had been recorded in 2004 was released in 2005.
Other revenue declined by 6.8% in 2004 mainly due to a decline in revenue generated from other activities, mainly reflecting the sale of Swisscom’s wholly owned subsidiary Telecom FL AG in October 2003.
Intersegment net revenue
Fixnet is responsible for building and maintaining the fixed-line network and sells network capacity to Solutions and Mobile. Therefore, intersegment revenue comprises primarily revenue from Solutions and Mobile for the use of the fixed network as well as revenue from Mobile for handset commissions due for new mobile subscribers that sign up in a Swisscom shop.

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Intersegment net revenue	989	1,160	1,180	(14.7)	(1.7)
Intersegment revenue decreased by 14.7% and 1.7% in 2005 and 2004, respectively, primarily as a result of a reduction in traffic volumes and leased lines from Swisscom’s business customers recorded under the segment Solutions (see “— Solutions”). In 2005, the decrease was also due to the Belgacom transaction. In 2004, a decrease in commissions received from Swisscom Mobile for the sale of prepaid cards was partially offset by an increase in commissions received from Swisscom Mobile for the sale of mobile handsets through Swisscom Shops.

Segment expenses

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Goods and services purchased	606	693	690	(12.6)	0.4
Personnel expenses	944	954	1,017	(1.0)	(6.2)
Other operating expenses	530	580	643	(8.6)	(9.8)
Depreciation and amortization	797	1,072	1,083	(25.7)	(1.0)
Other operating income(1)	(111)	(85)	(108)	30.6	(21.3)

Total external segment expenses	2,766	3,214	3,325	(13.9)	(3.3)
Intersegment expenses	1,248	1,403	1,411	(11.0)	(0.6)

Total segment expenses	4,014	4,617	4,736	(13.1)	(2.5)

(1)	Includes mainly capitalized cost and gains on sale of property, plant and equipment.
External segment expenses
External segment expenses decreased by 13.1% in 2005 primarily due to a decrease in depreciation and amortization as well as goods and services purchased.
•	Goods and services purchased decreased in 2005 by 12.6% mainly as a result of the Belgacom transaction. This effect was partially offset by an increase in expenses for the purchase of ADSL modems, reflecting the growing number of ADSL subscribers.

•	Personnel expenses decreased by 1.0% mainly due to continuing headcount reductions in 2005. These decreases were partially offset by an overall salary increase as well as an increase in termination benefits from CHF 40 million in 2004 to CHF 50 million in 2005.

•	Other operating expenses decreased by 8.6% mainly due to expenses for energy as starting in 2005, such expenses were billed as intersegment expenses by Swisscom’s real-estate company Swisscom Immobilien AG following the introduction of a centralized energy cost settlement. Cost reductions in the areas of rental as well as maintenance and repair were partially offset by an increase in expenses for information technology relating primarily to Swisscom’s triple play strategy and IT restructuring projects.

•	Depreciation and amortization expenses decreased by 25.7% mainly due to (i) a one-time impairment charge of CHF 155 million in 2004 relating to assets in the international wholesale business; (ii) an increase in the number of fully depreciated assets; and (iii) the phase out of one of Fixnet’s three switching platforms in 2004.
External segment expenses decreased by 3.3% in 2004 primarily due to a decrease in personnel expenses and other operating expenses.
•	Goods and services purchased remained stable in 2004. An increase in international termination traffic expenses reflecting an increase in revenue was partially offset by (i) a decrease in expenses due to the sale of Swisscom’s wholly owned subsidiary Telecom FL in October 2003, (ii) a decrease in international incoming traffic expenses reflecting a decrease in the volume of traffic terminating on other operators’ networks and (iii) a decrease in expenses for fixed-line customer premises equipment reflecting a decrease in sales.

•	Personnel expenses decreased by 6.2% due to a decrease in termination benefits from CHF 63 million in 2003 to CHF 40 million in 2004. Excluding termination benefits, personnel expenses decreased by 4.2%, mainly reflecting the headcount reductions in 2003 and 2004, partially offset by an overall salary increase.

•	Other operating expenses decreased by 9.8% mainly due to an exceptional expense in 2003 for an increase in the provision recorded for the case against Swisscom by two of its competitors relating to Swisscom’s interconnection prices. See “Item 8: Financial Information — Legal Proceedings”. In addition, commissions paid to third parties relating to the sale of card products decreased.

•	Depreciation and amortization expense decreased by 1.0% mainly due to an increase in the number of fully depreciated assets and the phase out of one of Fixnet’s three switching platforms in 2004, which resulted in only partial year depreciation for this platform in 2004 as compared to the previous year. These effects have partially been offset by an impairment charge of CHF 155 million relating to assets in the international wholesale business mainly consisting of long-term utilization rights of sea cables. See Note 22 to the consolidated financial statements for further information relating to this impairment.
Intersegment expenses
Intersegment expenses comprise primarily network fees to Mobile for calls from other networks terminating on the mobile network, expenses payable to Mobile for the purchase of mobile handsets and amounts payable to other divisions for information technology, rental of real estate and management fees.
Intersegment expenses decreased by 11.0% in 2005 mainly reflecting a reduction in Mobile termination rates on June 1, 2005 and a decrease in expenses as a result of the Belgacom transaction. A decrease in expenses payable to Mobile for the purchase of mobile handsets as well as a decrease in expenses for information technology were partially offset by energy cost billed by Swisscom’s real-estate company Swisscom Immobilien AG. The introduction of a centralized energy cost settlement in 2005 resulted in such cost being recorded as intersegment expenses whereas they previously had been recorded as external expenses.
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
Fixnet expects total segment expenses to decrease in 2006, mainly due to the full-year effect of the Belgacom transaction as well as a decrease in personnel expenses following the headcount reductions in 2005.
Segment margin
Segment margin increased from 19.2% to 24.4% in 2005, mainly due to a decrease in depreciation expenses reflecting a one-time impairment charge of CHF 155 million in 2004 relating to assets in the international wholesale business as well as an increase in the number of fully depreciated assets. The Belgacom transaction also had a positive effect on the margin as this business was characterized by extremely low margins.
Segment margin increased from 18.1% in 2003 to 19.2% in 2004, due to cost reductions mainly through lower personnel expenses as a result of headcount reductions.
Fixnet expects its margin to slightly decrease in 2006. A further decrease in revenue is not expected to be fully compensated with cost reductions.

Mobile
Revenue from Mobile consists principally of monthly subscription fees, domestic and international traffic charges for calls made in Switzerland or abroad by Swisscom’s customers and roaming fees paid by foreign operators whose customers use their mobile telephones over Swisscom’s networks. It also consists of fees for using value-added services numbers, data traffic and sending SMS and MMS messages as well as the sale of mobile handsets through channels other than Swisscom shops. See “Item 4: Information on the Company — Mobile — Connectivity Voice — Principal Products”.
The following table sets forth the segment results for Mobile and the percentage changes therein for the periods presented:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Net revenue from external customers	3,651	3,679	3,511	(0.8)	4.8
Intersegment net revenue	517	677	629	(23.6)	7.6

Net revenue	4,168	4,356	4,140	(4.3)	5.2
Segment expenses	2,691	2,739	2,466	(1.8)	11.1

Segment operating income	1,477	1,617	1,674	(8.7)	(3.4)

Segment margin	35.4%	37.1%	40.4%
The following table sets forth net revenue from external customers generated by Mobile for the periods indicated:
Net revenue from external customers

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Base Fees	677	691	685	(2.0)	0.9
Connectivity Voice	2,203	2,286	2,221	(3.6)	2.9
Connectivity Data and VAS	604	521	454	15.9	14.8
Other mobile revenue(1)	167	181	151	(7.7)	19.9

Total Mobile external revenue	3,651	3,679	3,511	(0.8)	4.8

(1)	Includes revenue from the sale of handsets sold to sales channels other than Swisscom shops and from SICAP, a prepaid billing platform.
Mobile’s total external revenue remained relatively stable in 2005. A decrease in Connectivity Voice revenue as a result of a reduction in termination rates as well as the introduction of new tariff models was offset by an increase in the number of subscribers due to an increase in penetration as well as an increase in the usage of new data services.
In 2004, Mobile’s total external revenue increased by 4.8%, primarily due to the increase in Connectivity Voice revenue reflecting an increase in the number of subscribers. Data and value-added services (VAS) revenue had a further positive effect on revenue in 2004 reflecting the increased revenue from new data services.
Mobile expects total revenue from external customers to remain relatively stable in 2006. A decrease in revenue due to the full-year effect of the reduction of termination rates and to the growing number of subscribers transferring to new cheaper tariff models is expected to be compensated by an increase in the subscriber base reflecting a further increase in mobile penetration and an increase in the service penetration and usage of new data services.
The following table sets forth certain data relating to Mobile’s subscribers and traffic:

	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Average number of subscribers (in thousands)(1):
Postpaid	2,569	2,449	2,333	4.9	5.0
Prepaid(2)	1,502	1,441	1,353	4.2	6.5

Average number of subscribers	4,071	3,890	3,686	4.7	5.5

Average monthly minutes of use per user (AMPU)(1)(3)	120	118	121	1.7	(2.5)
Average monthly revenue per user (ARPU)(4)	74	81	81	(8.2)	0.0

Traffic (in millions of minutes)(1):
Connectivity voice(5)	3,688	3,404	3,335	8.3	2.1

Number of SMS messages (in millions)(1)(6)	1,991	1,986	1,847	0.3	7.5

(1)	Includes service accounts and traffic generated by service accounts.

(2)	Excludes inactive customers. Swisscom no longer includes accounts of any inactive prepaid customer in its subscriber figures. A customer is deemed inactive after a period of twelve months without making a call or sending an SMS message. On a yearly average, inactive customers were 196,172 in 2003, 209,461 in 2004 and 141,910 in 2005.

(3)	Includes traffic from all outgoing calls made by Mobile subscribers, excluding inactive customers, plus traffic from all incoming calls made to Mobile subscribers from all other networks.

(4)	Includes revenue from all outgoing calls made by Mobile’s subscribers, excluding inactive customers, including roaming and data and value added services, plus revenue from all incoming calls made to Mobile subscribers from all other networks as well as base fee revenue.

ARPU reconciliation

CHF in millions (except where indicated)	Year Ended
	December 31,
	2005	2004	2003

Net revenue	4,168	4,356	4,140
less non-connectivity revenue(a)	336	386	298
less inbound roaming revenue(b)	169	165	199
less other non-service revenue	43	39	46

Service revenue relevant to ARPU	3,620	3,766	3,597

Average subscribers (in thousands)	4,071	3,890	3,686

ARPU/month (in CHF)	74	81	81

(a)	Consists mainly of revenue from the sale of mobile handsets

(b)	Consists of roaming fees paid by foreign operators whose customers use their mobile telephones over Swisscom’s networks and until 2003, roaming fees from the national roaming agreement with another domestic mobile network operator.
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
Base fee revenue remained relatively stable in 2005 and 2004. An increase in the subscriber base was offset by the continued migration of customers from higher price to lower price tariff subscriptions.
Connectivity Voice. Net revenue from connectivity voice consists principally of the domestic and international traffic charges for calls made in Switzerland by Mobile’s customers, roaming fees paid by operators whose customers use their mobile telephones over Mobile’s network and revenue from the termination of traffic on Mobile’s network from other Swiss mobile operators. Further, fees from a roaming agreement with Orange, whereby Orange subscribers could use the Mobile network in parts of Switzerland, were recorded under Connectivity Voice. The roaming agreement with Orange was terminated in July 2003.
Connectivity Voice revenue decreased by 3.6% in 2005, mainly due to the reduction of termination rates by approximately 40% from CHF 0.335 to CHF 0.20 effective June 1, 2005. At the same time Mobile introduced the Natel Liberty product family, a new tariff model charging customers on a per call basis, rather than on a per-minute basis, for which 635 thousand subscribers had registered as of the end of 2005. These effects were partially offset by an increase in the number of subscribers. The reduction of termination rates and the introduction of new tariff models also resulted in a decrease of the average monthly revenue per user (ARPU) from voice telephony. These tariff reductions had a stimulating effect on traffic thereby slightly increasing the average monthly minutes of use per user (AMPU).
Connectivity Voice revenue increased by 2.9% in 2004, mainly due to an increase in the number of subscribers as well as an increase in roaming revenue, partially offset by a decrease in the average monthly minutes of use per user (AMPU) as well as a decline in revenue due to the termination of the national roaming agreement with Orange in July 2003. The increase in the subscriber base is mainly the result of an increase in market penetration and a value-based churn management. However, lower AMPU as well as increasing price competition in the business segment resulted in a decrease of the average monthly revenue per user (ARPU) from voice telephony, which was offset by an increase in the ARPU from data services.
Connectivity data and value-added services. Net revenue from data and value-added services consists principally of fees generated from SMS messages, data traffic and services, especially from a new service launched in September 2004, enabling seamless data download/synchronization via a PC card integrating all mobile broadband technologies.
Connectivity data and value-added services revenue increased by 15.9% and 14.8% in 2005 and 2004, respectively, mainly due to an increase in service penetration within the existing subscriber base as well as higher usage of new data services per user. In 2004, the increase in revenue was also due to the introduction of termination fees for SMS’s in January 2004, based on a new interworking agreement with another mobile network operator.
Other Mobile revenue. Other Mobile revenue mainly consists of revenue from the sale of mobile handsets to third-party outlets and revenue from services provided by SICAP AG, a wholly owned subsidiary, to other GSM operators.
Key drivers for revenue from the sale of handsets are the demand and sourcing strategies of third-party handset resellers as well as the average price per handset sold to the resellers, which are mainly dependant on the technology and features of the handsets. As this business has a very low margin, Swisscom Mobile does not actively manage handset sales to resellers and external revenue from the sale of mobile handsets may therefore be very volatile.
In 2005, other mobile revenue decreased by 7.7%, mainly as a result of lower average prices of handsets sold, whereas in 2004, revenue increased by 19.9%, due to an increase in the number of handsets sold and an increase in the average price per handset due to more sophisticated features.

Intersegment net revenue
Intersegment net revenue comprises principally revenue from Fixnet for incoming calls made to Mobile subscribers from other networks and revenue from the sale of mobile equipment in the Swisscom shops.

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Intersegment net revenue	517	677	629	(23.6)	7.6
Intersegment net revenue decreased by 23.6% in 2005 due to a reduction of mobile termination rates as of June 1, 2005 as well as lower average prices of handsets sold through Fixnet’s Swisscom shops.
Intersegment net revenue increased by 7.6% in 2004 due to an increase in the number of handsets sold through Fixnet’s Swisscom shops.
Segment expenses

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Goods and services purchased	975	971	801	0.4	21.2
Personnel expenses	322	310	297	3.9	4.4
Other operating expenses	483	505	473	(4.4)	6.8
Depreciation and amortization	373	359	310	3.9	15.8
Other operating income(1)	(17)	(16)	(14)	6.3	14.3

Total external segment expenses	2,136	2,129	1,867	0.3	14.0
Intersegment expenses	555	610	599	(9.0)	1.8

Total segment expenses	2,691	2,739	2,466	(1.8)	11.1

(1)	Includes mainly capitalized cost and gains on sale of property, plant and equipment.
External segment expenses
External segment expenses remained relatively stable in 2005. An increase in personal expenses as well as depreciation and amortization expenses was offset by a decrease in other operating expenses.
•	Goods and services purchased remained stable in 2005. A decrease in the number and average prices of handsets purchased for resale was offset by a transfer of expenses from Fixnet (which was recorded as intersegment expense) to Belgacom International Carrier Services as a result of the Belgacom transaction. Since this transaction, Mobile now routes international outgoing traffic directly through Belgacom. For details of the Belgacom transaction see “Item 4: Information on the company — Fixnet — Wholesale Traffic”.

•	Personnel expenses increased by 3.9% due to an overall salary increase as well as termination benefits of CHF 8 million in 2005. These effects were partially offset by a slight decrease in the number of employees as a result of cost reduction measures initiated in 2005.

•	Other operating expenses decreased by 4.4%, mainly due to a decrease in expenses for advertising and maintenance and repair as part of cost reduction measures. In addition, energy costs are no longer recorded under other operating expenses but under intersegment expenses, following the introduction of a centralized energy cost settlement by Swisscom’s real-estate company Swisscom Immobilien AG in 2005.

•	Depreciation and amortization increased by 3.9% due to investments made in 2004 for the rollout of new broadband technologies.

External segment expenses increased by 14.0% in 2004 primarily due to an increase in goods and services purchased and in depreciation and amortization expenses.
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
Intersegment expenses
Intersegment expenses comprise primarily network fees to Fixnet for mobile calls terminated on other networks, commissions payable for the acquisition of new customers or the extension of existing contracts in the Swisscom shops, rent, information technology cost and management fees.
Intersegment expenses decreased by 9.0% in 2005 primarily due to the Belgacom transaction, which resulted in Mobile routing its international outgoing traffic directly through the new company instead of Fixnet. This effect was partially offset by energy cost billed by Swisscom’s real-estate company Swisscom Immobilien AG. The introduction of a centralized energy cost settlement in 2005 resulted in such cost being recorded as intersegment expenses whereas they previously had been recorded as external expenses.
Intersegment expenses increased by 1.8% in 2004 primarily due to an increase in expenses payable to Fixnet as a result of an increase in the number of new customers and contract extensions acquired through the Swisscom shops in 2004. Expenses for leased lines from Fixnet also increased due to the increased number of GSM and UMTS sites.
Mobile expects total segment expenses to increase in 2006, mainly due to a further increase in depreciation and amortization expenses relating to investments for new broadband technologies as well as a further increase in expenses related to the retention and acquisition of customers, partially offset by a decrease in expenses as a result of cost reduction measures introduced in late 2005 as well as a decrease in intersegment expenses, mainly due to the full-year effect of the Belgacom transaction.
Segment margin
Segment margin decreased from 37.1% to 35.4% in 2005 primarily reflecting the reduction of termination rates as of June 1, 2005 as well as the introduction of new tariff models.
Segment margin decreased from 40.4% to 37.1% in 2004 compared to 2003 due primarily to an increase in expenses for subscriber retention as a result of value-based churn management and an increase in depreciation and amortization expenses reflecting an increase in investments for new broadband technologies.
Mobile expects segment margin to further decrease in 2006 mainly as a result of the full-year effect of the reduction in termination rates and the increasing number of subscribers transferring to new cheaper tariff models.

Solutions
Effective January 1, 2005, Swisscom Enterprise Solutions was merged with Swisscom Systems, formerly accounted for in the segment “Other”, into a new business segment named Solutions.
Revenue from Solutions comprises primarily revenue from national and international fixed-line voice telephony services to business customers, revenue from leased lines, revenue from Intranet services, revenue from other service business and revenue from solution business. See “Item 4: Information on the Company — Solutions”.
The following table sets forth the segment results for Solutions and the percentage changes therein for the periods presented:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Net revenue from external customers	1,123	1,279	1,426	(12.2)	(10.3)
Intersegment net revenue	145	158	166	(8.2)	(4.8)

Net revenue	1,268	1,437	1,592	(11.8)	(9.7)
Segment expenses	1,233	1,350	1,543	(8.7)	(12.5)

Segment operating income	35	87	49	(59.8)	77.6

Segment margin	2.8%	6.1%	3.1%
The following table sets forth net revenue from external customers generated by Solutions for the periods indicated:
Net revenue from external customers

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
National and international traffic	239	297	344	(19.5)	(13.7)
Leased lines national	147	184	216	(20.1)	(14.8)
Intranet Services	152	173	179	(12.1)	(3.4)
Other Service Business	247	272	299	(9.5)	(9.0)
Solution Business	283	277	291	2.2	(4.8)
Other revenue	55	76	96	(27.6)	(20.8)

Total Solutions external revenue	1,123	1,279	1,426	(12.2)	(10.3)

In 2005 and 2004, Solutions’ total external revenue decreased by 12.2% and 10.3%, respectively, primarily due to a decrease in national and international traffic revenue as a result of a decrease in traffic volumes and lower average tariffs as well as a decline in revenue from leased lines, Intranet services and other services business due to price pressure and the substitution of older technologies through IP-based services.
Solutions expects revenue from external customers to further decrease in 2006, mainly due to continuing price pressure for traffic and data services as well as substitution through IP-based services, partially offset by growth in revenue from its business with integrated communications solutions, which will include revenue from the takeover of 300 customers from Siemens Schweiz AG in March 2006. For details see “Item 4: Information on the Company — Solutions — Solution Business — System Integration”.
National and International Traffic. Revenue from national and international traffic consists of charges to business customers for making national and international calls and comprises the same products as those of the Fixnet segment. See “ — Fixnet — Access” and “— Fixnet — Retail Traffic”.

The following table sets forth certain information relating to Solutions’ national and international fixed-line traffic revenue:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Local and long-distance traffic revenue	87	107	134	(18.7)	(20.1)
Fixed-to-mobile traffic revenue	96	122	136	(21.3)	(10.3)

Total national traffic revenue	183	229	270	(20.4)	(15.2)
International traffic revenue	56	68	74	(17.6)	(8.1)

Total traffic revenue	239	297	344	(19.5)	(13.7)

Traffic (in millions of minutes)(1):
Local and long-distance traffic	1,672	1,779	1,972	(6.0)	(9.8)
Fixed-to-mobile traffic	258	278	303	(7.2)	(8.3)

Total national traffic	1,930	2,057	2,275	(6.2)	(9.6)
International traffic(2)	356	361	373	(1.4)	(3.2)

Total traffic	2,286	2,418	2,648	(5.5)	(8.7)

(1)	Includes traffic on courtesy and service lines.

(2)	Based on minutes of outgoing international traffic as determined for retail customer billing purposes. Does not include international wholesale traffic originating outside Switzerland.
Total traffic revenue decreased by 19.5% and 13.7% in 2005 and 2004, respectively, mainly due to lower average tariffs due to intense competition as well as a decrease in tariffs for fixed-to-mobile traffic following a reduction of termination rates from Swisscom Mobile. In addition, traffic volumes decreased as a result of the continuing substitution of fixed-line traffic by mobile phones or other technologies that enable customers to route traffic directly over the mobile instead of the fixed-line network. Also, the increased use of e-mail had a negative impact on traffic volumes. However, as a result of successful customer win-back and retention programs, Solutions’ share in the voice traffic market stabilized in 2005.
Leased Lines national. Revenue from leased lines national comprises revenue from business customers in Switzerland for the provision of leased lines services. See “Item 4: Information on the Company —Solutions — Leased Lines National”.
The following table sets forth, for the periods indicated, certain information relating to Solutions’ leased lines national revenue:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Leased lines national revenue	147	184	216	(20.1)	(14.8)

Revenue from leased lines national decreased by 20.1% and 14.8% in 2005 and 2004, respectively, mainly due to the migration from leased lines to IP-based services, which is recorded under Intranet services revenue, and as a result of a decline in prices due to continuing competitive pressure.
Intranet Services. Revenue from Intranet Services comprises revenue from managed VPN services, based on multiprotocol label switching (MPLS) services offered to business customers. See “Item 4: Information on the Company —Solutions — Intranet Services”.

The following table sets forth, for the periods indicated, certain information relating to Solutions’ Intranet services revenue:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Intranet services revenue	152	173	179	(12.1)	(3.4)
Intranet service revenue decreased by 12.1% and 3.4% in 2005 and 2004, respectively, mainly as a result of the substitution of services based on older technologies by new IP based technologies (phase out of products at the end of their lifecycles) as well as a decline in prices due to strong competition. This substitution effect was partially offset by an increase in Intranet services as a result of the migration from other technologies such as leased lines.
Other Service Business. Revenue from Other Service Business comprises mainly revenue from private network services, business Internet services, international data services, as well as revenue from business numbers. See “Item 4: Information on the Company –Solutions – Other Service Business”.
The following table sets forth, for the periods indicated, certain information relating to Solutions’ Other Service Business revenue:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003

				(% change)
Total Other Service Business revenue(1)	247	272	299	(9.2)	(9.0)

(1)	Includes revenue from Infonet Switzerland.
Total other service revenue decreased by 9.2% and 9.0% in 2005 and 2004, respectively, mainly as a result of a decrease in private networks revenue due to the phase out of platforms with older technologies and a decrease in international leased lines revenue due to price pressure and the migration to IP-based services.
Solution Business. Revenue from Solution Business comprises primarily revenue from Customer Service, System Integration and Outsourcing, providing customers with customized modular solutions to design, install and operate customers’ business communication infrastructure. Together with other Swisscom companies or external partners, Solutions is able to offer complete communication solutions. For a description of these services, see “Item 4: Information on the Company – Solutions – Solution Business”.
The following table sets forth, for the periods presented, certain information related to revenue from solution business of Solutions:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Customer Service revenue(1)	130	148	155	(12.5)	(4.5)
System Integration revenue(2)	122	104	128	17.8	(18.8)
Outsourcing revenue	31	25	8	26.0	212.5

Total Solution Business revenue	283	277	291	2.2	(4.8)

(1)	Includes primarily maintenance of private branch exchanges (PBX) and local area networks (LAN).

(2)	Includes primarily the sale and integration of private branch exchanges PBX and local area networks (LAN).
Total revenue from solution business increased by 2.2% in 2005, mainly as a result of an increase in System Integration revenue as a result of an increasing demand for the integration of data and telecommunication infrastructure and an increase in Outsourcing revenue due to newly acquired outsourcing projects. These effects were partially offset by a decrease in Customer Services revenue due to a declining number of contracts for maintenance of PBX equipment and price pressure.

Total revenue from solution business decreased by 4.8% in 2004, mainly as a result of a decrease in customer services revenue due to a declining number of contracts for maintenance of PBX equipment and price pressure as well as a decrease in System integration revenue due to a decrease in prices and volume of PBX equipment sold, partially offset by an increase in revenue from the growing Outsourcing business.
Other revenue comprises primarily revenue from the rental of private branch exchanges (PBX) to business customers. For a description of these services, see “Item 4: Information on the Company —Solutions — Other”.
The following table sets forth, for the periods indicated, certain information with respect to Solutions’ other revenue:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Other revenue	55	76	96	(27.6)	(20.8)
Total other revenue decreased by 27.6% in 2005 and 20.8% in 2004, due to a reduction in PBX rental contracts reflecting a decreasing demand for PBX rentals.
Intersegment revenue. Intersegment revenue comprises primarily revenue from networking services, outsourcing and business numbers.

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Intersegment net revenue	145	158	166	(8.2)	(4.8)
Intersegment revenue decreased by 8.2% in 2005, mainly due to a decrease in revenue for services and repairs of fixed and mobile network telephony equipment mainly from Swisscom Fixnet and Swisscom Mobile as Solutions’ service and repair center was sourced out to a third-party provider in the course of 2004.
Intersegment revenue decreased by 4.8% in 2004, mainly due to a decrease in revenue from data and traffic services as a result of a decline in the number of ports and traffic volumes with other Swisscom companies due to a decrease in the number of employees. In addition, the outsourcing of Solutions’ service and repair center as described above also accounts for a decrease in intersegment revenue in 2005.

Segment expenses

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Goods and services purchased	197	150	169	31.3	(11.2)
Personnel expenses	261	289	357	(9.7)	(19.0)
Other operating expenses	43	59	65	(27.1)	(14.5)
Depreciation and amortization	39	46	75	(15.2)	(38.7)
Other operating income	(7)	(4)	(3)	75.0	33.3

Total external segment expenses	533	540	663	(1.3)	(18.6)
Intersegment expenses	700	810	880	(13.6)	(8.0)

Total segment expenses	1,233	1,350	1,543	(8.7)	(12.5)

External segment expenses
Total external segment expenses decreased by 1.3% in 2005 primarily due to a decrease in other operating expenses and personnel expenses partially offset by an increase in goods and services purchased.
•	Goods and services purchased increased by 31.3% mainly reflecting an increase in equipment and services purchased relating to the increase in revenue from outsourcing and system integration services.

•	Personnel expenses decreased by 9.7% due primarily to a decrease in termination benefits from CHF 23 million in 2004 to CHF 0 million in 2005. Excluding termination benefits, personnel expenses decreased by 1.9% due to a decrease in the average number of employees.

•	Other operating expenses decreased by 27.1% mainly due to a decrease in expenses for information technology. Expenses in 2004 included extraordinary expenses for the development of a new billing system as well as expenses relating to the preparation of the merger of Swisscom Enterprise Solutions and Swisscom Systems.

•	Depreciation and amortization expenses decreased by 15.2%, mainly due to a decrease in capital expenditures in 2004 as a result of continuing retrogressively investments in customer premises equipment, since the customers increasingly invest in this equipment by themselves.
Total external segment expenses decreased by 18.6% in 2004 primarily due to a decrease in goods and services purchased, personnel expenses and depreciation and amortization expenses.
•	Goods and services purchased decreased by 11.2% mainly reflecting a decrease in revenue from the sale of communication equipment as part of the system integration business.

•	Personnel expenses decreased by 19.0% due primarily to a decrease in termination benefits from CHF 41 million in 2003 to CHF 23 million in 2004. Excluding termination benefits, personnel expenses decreased by 15.8% as a result of a decrease in the average number of employees.

•	Depreciation and amortization expenses decreased by 38.7%, mainly due to a decrease in capital expenditures in 2003 as a result of retrogressively investments in customer premises equipment, since the customers increasingly invest in this equipment by themselves.
Intersegment expenses
Intersegment expenses comprise primarily network fees payable to Fixnet for telephony and leased lines and amounts payable to other divisions for information technology, rental of real estate and management fees.
Intersegment expenses decreased by 13.6% and 8.0% in 2005 and 2004, respectively, primarily due to a reduction in network fees charged by Fixnet, mainly reflecting a decrease in the volume and prices of telephony traffic and leased lines as well as lower expenses for information technology, since Solutions’ new billing system became operational at the beginning of 2005.
Solutions expects total segment expenses to decrease in 2006, mainly due to a decrease in intersegment expenses as a result of a further decrease in prices and volumes of national and international traffic and data services, partially offset by an increase in goods and services purchased reflecting an increase in revenue from the solution business and from new businesses such as Voice over IP.
Segment margin
Segment margin decreased from 6.1% in 2004 to 2.8% in 2005 due to a decrease in revenue that could not be compensated by cost reductions.
Segment margin increased from 3.1% in 2003 to 6.1% in 2004 despite a decrease in revenue of 9.7%, mainly due to significant cost reductions, in particular lower personnel expenses as a result of headcount reductions and a decrease in termination benefits.
Solutions expects its margin to slightly decrease in 2006 as cost reductions are expected to only partially offset a further decrease in revenue.

Other
The following table sets forth the results for the segment Other and the percentage changes therein for the periods presented:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Net revenue from external customers	571	476	416	20.0	14.4
Intersegment net revenue	488	503	529	(3.0)	(4.9)

Net revenue	1,059	979	945	8.2	3.6
Segment expenses	1,057	991	989	6.7	0.2

Segment operating (loss) income	2	(12)	(44)	n.a.	(72.7)

Segment margin	0.2%	(1.2%)	(4.7%)
The following table sets forth net revenue from external customers generated by the segment Other for the periods indicated:
Net revenue from external customers

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Swisscom IT Services	249	207	214	20.3	(3.3)
Swisscom Broadcast	150	148	149	1.4	(0.7)
Antenna Hungária	26	—	—	—	—
Accarda Group	115	112	52	2.7	115.4
Swisscom Eurospot	31	9	1	244.4	800.0

Total other external revenue	571	476	416	20.0	14.4

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
IT Services revenue increased by 20.3% in 2005, mainly due to an increase in revenue from IT outsourcing services. In 2005, IT Services has further strengthened its position in the outsourcing market and has acquired and prolonged contracts with significant volumes. IT Services revenue decreased by 3.3% in 2004, mainly as a result of lower revenue from its former minority shareholder. This decrease has been partially offset by an increase in revenue from IT outsourcing services.
Effective January 4, 2006, Swisscom IT Services has acquired the IT specialist in Banking, Comit AG. Comit is operated as an independent subsidiary and has taken over the Financial Services business unit of Swisscom IT Services. The new company will focus on integrated IT solutions for the banking industry. See “Item 4: Information on the Company — Other — Swisscom IT Services”.
As a result of this acquisition and further growth from IT outsourcing services, Swisscom IT Services expects revenue to increase in 2006.
Swisscom Broadcast. Broadcasting revenue stems from fees for the transmission and broadcasting of analog and digital signals for television and radio broadcasting. Such services from Swisscom Broadcast are provided primarily to the Swiss Broadcasting Corporation (the “SRG”).
Broadcasting revenue remained stable in 2005 and 2004.

Swisscom Broadcast expects revenue to decrease slightly in 2006, due to a reduced usage of analog antennas as a result of a switch from analog to digital broadcasting in 2006 and a better coverage of digital broadcasting signals.
Antenna Hungária. On October 25, 2005, Swisscom acquired a majority stake (75% plus 1 share) in the Hungarian broadcasting network operator Antenna Hungária for CHF 293 million. In a mandatory public tender offer, Swisscom increased its total interest to 97.99% until January 5, 2006. Following the public tender offer, Swisscom acquired in a squeeze out the remaining shares and Antenna Hungária was delisted from the Budapest Stock Exchange on February 16, 2006. For further details see Note 5 to the consolidated financial statements.
Antenna Hungária generates most of its revenue from analog TV and radio broadcasting provided primarily to Hungarian broadcasting stations.
The effect of full-year consolidation of Antenna Hungária in 2006 will lead to an increase in revenue in 2006.
Accarda Group. Accarda Group comprises the business activities of Billag AG and the former Billag Card Services AG, a company that Swisscom acquired in December 2003. Effective July 1, 2005, all activities that had previously been provided by Billag Card Services were incorporated into a newly founded company named Accarda AG that also assumed control over Billag AG as of this date.
Accarda AG provides customer card services and billing services in the private sector domain. Billag AG provides billing services to public sector authorities, primarily as part of an agreement to collect radio and television licensing fees in favor of SRG.
Accarda Group revenue remained relatively stable in 2005.
Accarda Group revenue more than doubled in 2004, reflecting the acquisition of Billag Card Services in December 2003.
Accarda Group expects revenue to increase in 2006, mainly due to the expansion of Accarda AG into new business areas such as healthcare and collection services.
Swisscom Eurospot. Swisscom Eurospot provides high-speed Internet access services to guests of the hospitality industry mainly in premium hotels across Europe (excluding Switzerland; where such services are provided through Swisscom Mobile).
Eurospot revenue increased significantly in 2005 and 2004, reflecting the continuing rollout of its business activities in Europe and an increase in the usage of its services.
Eurospot expects this trend to continue and revenue to further increase in 2006.

Segment expenses

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Goods and services purchased	69	41	46	68.3	(10.9)
Personnel expenses	419	388	431	8.0	(10.0)
Other operating expenses	325	296	259	9.8	14.3
Depreciation and amortization	140	169	158	(17.2)	7.0
Other operating income(1)	(25)	(8)	(15)	212.5	(46.7)

Total external segment expenses	928	886	878	4.7	0.9
Intersegment expenses	129	105	111	22.9	(5.4)

Total segment expenses	1,057	991	989	6.7	0.2

(1)	Includes mainly capitalized cost and gains on sale of property, plant and equipment.
Total segment expenses increased by 6.7% in 2005 primarily due to an increase in goods and services purchased, personnel and other operating expenses, including the effects resulting from the acquisition of Antenna Hungária, as well as intersegment expenses, partially offset by a decrease in depreciation and amortization expenses.
•	Goods and services purchased increased by 68.3%, mainly reflecting an increase in revenue from IT outsourcing services by Swisscom IT Services.

•	Personnel expenses increased by 8.0%, mainly due to an increase in the average number of employees at Swisscom IT Services reflecting the takeover of employees from outsourcing contracts as well as the first-time consolidation of Antenna Hungária as of October 25, 2005.

•	Other operating expenses increased by 9.8% mainly due to an increase in expenses for external employees of Swisscom IT Services, the first time consolidation of Antenna Hungária and a provision recorded in 2005 upon a revision of long-term contracts of Swisscom IT Services. These effects were partially offset by a decrease in expenses for energy as starting in 2005, such expenses are billed as intersegment expenses by Swisscom’s real-estate company Swisscom Immobilien AG as a result of the introduction of a centralized energy cost settlement.

•	Depreciation and amortization decreased by 17.2% primarily due to the omission of goodwill amortization since, starting in 2005, goodwill is no longer amortized in accordance with IFRS 3. For further information, see Note 23 to the consolidated financial statements.

•	Intersegment expenses increased by 22.9%, mainly due to an increase in energy cost billed by Swisscom’s real-estate company Swisscom Immobilien AG. The introduction of a centralized energy cost settlement in 2005 resulted in such cost being recorded as intersegment expenses whereas they previously had been recorded as external expenses.
Total segment expenses increased by 0.2% in 2004 primarily due to an increase in other operating expenses and depreciation and amortization, partially offset by a decrease in personnel expenses.
•	Personnel expenses decreased by 10.0% due to a decrease in termination benefits from CHF 48 million in 2003 to CHF 1 million in 2004 as well as a decrease in the average number of employees at IT Services, partially offset by an increase in the number of employees at Swisscom Eurospot and the acquisition of Billag Card Services (now Accarda) in December 2003.

•	Other operating expenses increased by 14.3%, mainly due to the consolidation of Billag Card Services (now Accarda), which was acquired in December 2003.

•	Depreciation and amortization increased by 7.0% primarily due to an increase in goodwill amortization as a result of the acquisition of Billag Card Services (now Accarda) in December 2003.
Total segment expenses are expected to increase in 2006 due to the full-year consolidation of Antenna Hungária and an increase in expenses reflecting the expected growth in revenue, in particular from Swisscom IT Services, Accarda and Swisscom Eurospot.
Segment margin
Segment margin increased from a negative margin of 1.2% in 2004 to a positive margin of 0.2% in 2005, primarily due to an increase in revenue and a reduction in goodwill amortization, partially offset by a provision recorded in 2005 relating to outsourcing projects of Swisscom IT Services.
Segment margin in 2004 increased from a negative margin of 4.7% in 2003 to a negative margin of 1.2%, due primarily to a reduction in termination benefits.
It is expected that revenue growth, mainly at Swisscom IT Services, will result in a further increase of the margin of the segment Other.

Corporate
The Corporate segment encompasses Swisscom’s headquarter divisions, group-company shared services, the real-estate company Swisscom Immobilien AG (“SIMAG”) and its social plan programs (PersPec and Worklink). For a description of PersPec and Worklink, see “Item 6: Directors, Senior Management and Employees — Employees — Workforce Reduction and Productivity Improvement”. SIMAG manages Swisscom’s portfolio of real estate properties, some of which it leases to other group companies and, to a limited extent, to third parties. In addition, it provides facility management services, such as energy purchasing, and security and cleaning, for third parties as well as for internal use. For more information on Swisscom’s real estate, see “Item 4: Information on the Company — Property, Plant and Equipment”.
The following table sets forth the results for the segment Corporate and the percentage changes therein for the periods presented:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Net revenue from external customers(1)	68	68	72	(0.0)	(5.6)
Intersegment net revenue	622	540	631	15.2	(14.4)

Net revenue	690	608	703	13.5	(13.5)
Segment expenses	721	709	621	1.7	14.2

Segment operating (loss) income	(31)	(101)	824	69.3	n.a.

(1)	Net revenue from external customers includes rental income, facility management services and other revenue.
Net revenue increased by 13.5% in 2005 mainly due to an increase in intersegment revenue from SIMAG following the introduction of a new centralized settlement system for energy costs through which energy costs are charged to other group companies by SIMAG. Intersegment revenue from SIMAG also increased due to a group wide space optimization program carried out by SIMAG, whose cost were charged to the other group companies.
Net revenue decreased by 13.5% in 2004 due to lower revenue from other group companies as a result of (i) lower management fees reflecting a decrease in the amount of shared services offered; (ii) the elimination of revenue for the operation of two central systems as the system ownership was transferred from Swisscom headquarters to other group companies in 2004; and (iii) a reduction in heating and additional services relating to real estate sold in 2001, for which SIMAG received final bills in 2003 that were higher than anticipated.
Net revenue is expected to decrease in 2006 mainly due to a decrease in management fees charged by the group headquarters to other group companies as a result of reduced headcount and cost optimization by headquarters.
Segment expenses

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Personnel expenses	228	253	164	(9.9)	54.3
Other operating expenses	436	382	355	14.1	7.6
Depreciation and amortization(1)	48	48	56	0.0	(14.3)
Other operating income(2)	(56)	(27)	(24)	107.4	12.5

Total external segment expenses	656	656	551	0.0	19.1
Intersegment expenses	65	53	70	22.6	(24.3)

Total segment expenses	721	709	621	1.7	14.2

(1)	Excluding amortization of goodwill.

(2)	Includes mainly capitalized cost and gains on sale of property, plant and equipment.
Total segment expenses increased by 1.7% in 2005 primarily due to an increase in other operating expenses, partially offset by a decrease in personnel expenses and an increase in other operating income.

•	Personnel expenses decreased by 9.9% due to the following:

Cost relating to workforce reduction measures are calculated per segment for the employees participating in one of the workforce reduction programs and are recorded as part of that segment’s expense. Not all of the cost relating to termination benefits recorded by the segments meet the criteria for recognition under IFRS. These cost are eliminated in the Corporate segment, i.e. are deducted from personnel expenses. However, expenses related to employees who have been transferred into Worklink are recorded in the Corporate segment. For further information, see Note 9 to the consolidated financial statements.

The amount of termination benefits eliminated from the Corporate segment increased from CHF 18 million in 2004 to CHF 21 million in 2005, primarily as a result of an increase in the number of employees who were transferred into Worklink. The decrease in personnel expenses is also due to a decrease in the expense for employees who are employed by Worklink from CHF 81 million in 2004 to CHF 74 million in 2005 reflecting a lower average number of employees.

Decrease in pension expense of CHF 9 million. For further details relating to pension expenses see Note 11 of the consolidated financial statements.

•	Other operating expenses increased by 14.1% mainly as a result of the centralization of energy purchases through SIMAG as well as the cost for the group-wide space optimization program carried out by SIMAG in 2005.

•	Other operating income increased by 107.4% due to an increase in gains from the sale of real estate property by SIMAG.
Total segment expenses increased by 14.2% in 2004 primarily due to an increase in personnel expenses and other operating expenses.
•	Personnel expenses increased by 54.3% due to the following:

A reduction in the amount of termination benefits eliminated from the Corporate segment, as described above, from CHF 106 million in 2003 to CHF 18 million in 2004, primarily as a result of an overall decrease in the amount of termination benefits recorded by other segments.

An increase in the expenses for employees who are employed by Worklink from CHF 53 million in 2003 to CHF 81 million in 2004 reflecting an increase in the number of employees that were transferred into Worklink in 2004.

This increase in cost for social plan measures was partially offset by a decrease in termination benefits from CHF 42 million in 2003 to CHF 2 million in 2004, mainly reflecting the reorganization of SIMAG in 2003 and a provision for partial early retirement of CHF 18 million that was recorded in 2003.

•	Other operating expenses increased by 7.6% mainly as a result of the release of a provision in 2003 for dismantlement and restoration cost due to the elimination of the liability resulting from the sale of stations, which reduced expenses in 2003 by CHF 22 million. For further information, see Note 26 to the consolidated financial statements.
Total segment expenses are expected to decrease in 2006, mainly due to cost reduction measures at SIMAG and the group headquarters.

Liquidity and Capital Resources
Cash flows
Swisscom’s primary source of liquidity is cash generated from operations. The following table sets forth certain information regarding Swisscom’s cash flows:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Net cash provided by operating activities	3,432	4,066	4,708	(15.6)	(13.6)
Net cash used in investing activities	(1,417)	(1,354)	(625)	4.7	116.6
Net cash used in financing activities	(3,381)	(3,420)	(2,555)	(1.1)	33.9

Net (decrease) increase in cash and cash equivalents from continuing operations	(1,366)	(708)	1,528	92.9	n.a.

Net decrease in cash and cash equivalents from discontinued operations	0	4	(50)	n.a.	n.a.
Cash provided by operating activities
Net cash provided by operating activities decreased by 15.6% in 2005 mainly due to a special contribution of CHF 288 million to Swisscom’s pension fund in connection with changes to the plan and an increase in income taxes paid.
Net cash provided by operating activities decreased by 13.6% in 2004 mainly as a result of lower cash generated from operations, an increase in income taxes paid and due to dividends received in 2003 from Cesky Telecom of CHF 121 million. An increase in working capital had a further decreasing effect on operating cash flows in 2004, due to an increase in mobile handset inventory, reflecting the increased demand for handsets and a less significant decrease in trade accounts receivables in 2004 compared to 2003 as a result of significant efforts that were made in 2003 to collect old outstanding debts in particular from Fixnet Wholesale international business customers.
Cash used in investing activities
Net cash used in investing activities increased from CHF 1,354 million in 2004 to CHF 1,417 million in 2005, mainly due to an increase in cash used for net investments in subsidiaries and affiliated companies from CHF 112 million in 2004 to CHF 404 million in 2005. For details, see Notes 5 and 24 to the consolidated financial statements. In addition, cash received from the sale of debitel decreased in 2005 compared to 2004. Proceeds from the sale in 2004 amounted to CHF 485 million (representing proceeds from the sale of CHF 616 million less cash and cash equivalents of CHF 131 million that remained with debitel) and cash received from early repayment of the vendor loans granted to the buyer of debitel in 2005 amounted to CHF 351 million. For details regarding this transaction, see Note 37 to the consolidated financial statements. These effects were partially offset by a slight decrease in capital expenditure (see description below) and a decrease in the net investment in other current and non-current financial assets from CHF 757 million in 2004 to CHF 330 million in 2005.
Net cash used in investing activities increased from CHF 625 million in 2003 to CHF 1,354 million in 2004 mainly due to the investment of CHF 757 million in other current and non-current financial assets, partially offset by the proceeds from the sale of debitel in 2004 of CHF 485 million. Capital expenditure remained relatively stable in 2004 (description see below), whereas the net amount for investments in subsidiaries and affiliated companies changed from cash received of CHF 480 million in 2003 to cash used of CHF 112 million in 2004. For details, see Notes 5 and 30 to the consolidated financial statements.

Capital Expenditure. The following table sets forth Swisscom’s capital expenditure by category for the periods presented:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Fixed-line network	353	360	497	(1.9)	(27.6)
Mobile network	238	434	381	(45.2)	13.9
Other intangible assets	189	103	98	83.5	5.1
Buildings and leasehold improvements	104	13	6	700.0	116.7
Other	203	226	183	(10.2)	23.5

Total capital expenditure	1,087	1,136	1,165	(4.3)	(2.5)

Capital expenditure in the fixed-line network remained relatively stable in 2005. A decrease in capital expenditures following the completion of the optimization of the voice switching platform at the end of 2004 was partially compensated by an increase in capital expenditures for the introduction of functionalities and the expansion of capacity as part of Swisscom’s triple play strategy to offer innovative multimedia services such as TV and video on demand over the fixed-line network.
Capital expenditure in the fixed-line network decreased by 27.6% in 2004, mainly due to a decrease in capital expenditures for ADSL ports due to lower purchase prices. In addition, a major part of the increase in the number of ADSL subscriber lines was realized with spare capacity and did not require additional capital expenditures. Furthermore, the optimization of the voice switching platform, which was finalized at the end of 2004, required less capital expenditure than in 2003.
Capital expenditure in the mobile network decreased by 45.2% in 2005 after an increase by 13.9% in 2004, due to significant expenditures in 2004 for new network technologies such as EDGE, UMTS as well as PWLAN in accordance with Mobile’s strategy for an integrated wireless broadband service offering. Contrary to this in 2003, total investment included expenditures to increase both the capacity and coverage of the GSM mobile telephony network.
Capital expenditure in other intangible assets increased by 83.5% in 2005, mainly due to an increase in expenditures related to the development of new products and services within Swisscom’s triple play strategy to offer innovative multimedia services such as TV and video on demand over the fixed-line network.
Capital expenditure in buildings and leasehold improvements increased significantly due to a group-wide space optimization program as well as a project to introduce new, standardized workspaces carried out by Swisscom’s real-estate company Swisscom Immobilien AG (SIMAG).
Swisscom expects capital expenditure in the fixed network to increase in 2006 as a result of the ongoing implementation of Swisscom’s triple play strategy, which includes the rollout of the next generation DSL technology, a prerequisite for simultaneous transmission of several TV channels and rich multimedia services. Expenditures in the mobile network are expected to remain relatively stable in 2006.
Cash used in financing activities
Net cash used in financing activities in 2005 reflects primarily dividend payments to Swisscom shareholders of CHF 861 million and to minority interests of CHF 367 million, the share buy-back of 7.75% of Swisscom’s outstanding shares of CHF 2,001 million (excluding part of the related withholding tax payment of CHF 136 million which is due in 2006, but including the respective payment of CHF 119 million resulting from the share buy-back of 2004 which was due in 2005).
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
Cash used in discontinued operation (debitel)
Net cash provided by discontinued operation from January 1 to June 8, 2004 of CHF 4 million, resulted from cash used in investing activities of CHF 19 million and financing activities of CHF 62 million, partially offset by cash from operating activities of CHF 85 million.
Net cash used in 2003 of CHF 50 million resulted primarily from investing activities of CHF 23 million and financing activities of CHF 49 million, partially offset by cash provided from operating activities of CHF 22 million.
Sources of liquidity
Swisscom expects to be able to meet its financing requirements, including the funding of its pension obligations, from cash flows from operations and bank borrowings. Financing of any acquisition may also include bond issuances.
However, Swisscom is limited in taking on additional debt by the Swiss Confederation’s strategic goals for the period 2006 to 2009. These goals restrict the maximal permissible net debt of Swisscom to, at most, one and a half times earnings before interest, taxes, depreciation and amortization (EBITDA).
Capital requirements
Interconnection proceedings. Since 2000, Swisscom has been involved in proceedings with regard to interconnection prices. See Note 34 to the consolidated financial statements. Swisscom has recorded a provision relating to these proceedings based on management’s best estimate of the outcome. Swisscom expects the Federal Court to rule on these proceedings in the second half of 2006 or in 2007. At such time, Swisscom will be required to settle the disputed amounts, which will result in a significant cash outflow. If the Federal Court’s decision differs from Swisscom’s estimate, e.g., by requiring Swisscom to retroactively offer discounted prices to all of its customers rather than just to the parties to the proceedings, the settlement could vary significantly from the amount provided for in the consolidated financial statements as of December 31, 2005.
Capital Expenditure. Swisscom expects capital expenditure to increase to approximately CHF 1,400 million in 2006, mainly as a result of an increase in investments in the fixed network as part of the triple play strategy and in new infrastructure necessary to support growth in new business areas such as ICT outsourcing of Swisscom IT Services and Swisscom Solutions. For more information, see “— Cash flow — Cash used in investing activities — Capital Expenditure” above.
Financing activities
The key element of Swisscom’s return policy is the annual distribution of all freely available funds, or the so-called “Equity Free Cash Flow”. For more information on Swisscom’s return policy, see “Item 8: Financial Information — Dividend Policy”.

The following table sets forth Swisscom’s equity free cash flow:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Net cash provided by operating activities	3,432	4,066	4,708	(15.6)	(13.6)
Capital expenditure	(1,087)	(1,136)	(1,165)	4.3	(2.5)
Net proceeds from investments in other non-current financial assets(1)	240	72	11	233.3	554.5
Proceeds from sale of debitel	351	616	—	(43.0)	n.a.
Net proceeds (payments) from investments in subsidiaries and affiliated companies	(404)	(112)	480	260.7	n.a.
Repayment of financial liabilities	—	(256)	(750)	n.a.	(65.9)
Dividends paid to minority interests	(367)	(360)	(390)	1.9	(7.7)
Other cash flow from investing and financing activities, net(2)	38	23	19	65.2	21.1

Equity free cash flow	2,203	2,913	2,913	(23.4)	0.0

(1)	Comprises cash flows from (i) the purchase and sale of other non-current financial assets; and (ii) loans receivable granted and repaid.

(2)	Comprises cash flows from (i) proceeds from the sale of fixed assets; (ii) other cash flows from investing activities; and (iii) net purchase of treasury stock and call options.
On the basis of the equity free cash flow generated, Swisscom’s Board of Directors will propose a dividend of CHF 16 per share (totaling CHF 907 million) to the Annual General Meeting, which will take place on April 25, 2006. In the course of 2006, Swisscom intends, in accordance with its return policy, to return to its shareholders the remainder of the equity free cash flow of CHF 1.25 billion in the form of a share buy-back. Additionally, the share buy-back in 2006 will be increased by CHF 1 billion. See “Item 8: Financial Information – Dividend Policy”.
Contractual Obligations and Commercial Commitments. The following tables show Swisscom’s total contractual obligations and commercial commitments as of December 31, 2005:

Contractual Cash Obligations	Payments due by period in
CHF in millions		Less than			more than
	Total	1 year	1 – 3 years	4 – 5 years	5 years

Cross-border tax lease obligations(1)	3,866	77	385	157	3,247
Finance lease obligations(2)	1,762	70	257	74	1,361
Operating leases(3)	1,103	81	130	124	768
Unconditional purchase obligations(4)	272	190	82	—	—
Other current liabilities(5)	104	104	—	—	—

Total contractual cash obligations	7,107	522	793	355	5,376

(1)	Represents total future payment commitments for the liability that is recorded on the balance sheet as described below. Under the terms of the agreements, Swisscom incurred debt the majority of which it defeased by making cash deposits. At December 31, 2005, the net present value of the lease obligations is CHF 1,474 million and the amount on deposit is CHF 1,125 million. The net present value of cash outflows in the future is therefore only CHF 349 million.

(2)	Represents total future payment commitments under finance leases. In 2001, Swisscom entered into two agreements for the sale of real estate and at the same time entered into agreements to lease back part of the sold property space. A number of the leaseback agreements qualify as finance leases. Total payments of CHF 1,546 million relating to these finance leases are included in the table above. Also included in the table above is a payment of CHF 216 million relating to one additional cross border lease transaction. No amounts were placed on deposit for these leases.

(3)	Represents the total future minimum lease payments resulting from operating lease contracts.

(4)	Represents primarily total contractual commitments for future capital expenditures.

(5)	Represents the remaining purchase price relating to the acquisition of Antenna Hungària. See Note 5 to the consolidated financial statements.

Conditional obligations
Pension plan
The total underfunding of Swisscom’s pension plan as of December 31, 2005 was CHF 1,727 million, of which CHF 805 million were recognized in the balance sheet. This accrued liability, which is impacted by various actuarial assumptions, is expected to differ from the present value of estimated future payments. In 2006, Swisscom expects to make contributions to the pension plan in the amount of CHF 258 million, including CHF 45 million to build up reserves. Swisscom does not expect to have material funding requirements for the plan and the amounts for future payments are therefore not included in the table above. See Note 11 to the consolidated financial statements for more information.
Vodafone’s conditional right to sell its shares in Swisscom Mobile
In 2001, Swisscom sold 25% of the shares of Swisscom Mobile AG to Vodafone for CHF 4.5 billion. At the time of the disposal, Swisscom entered into a shareholder’s agreement with Vodafone for an unlimited period of time. In accordance with the shareholders’ agreement, Vodafone has a right to sell its shares in Swisscom Mobile to Swisscom if the Government sells its controlling shareholding in Swisscom and another party or a group of parties were to obtain control of Swisscom. Control is defined as the power to have a controlling influence on the company. The shareholders’ agreement outlines the price to be paid by Swisscom shall be the proportional fair market value of Swisscom Mobile at the time the sale is agreed. The Telecommunication Enterprises Act (TUG) stipulates the Government of Switzerland (“the Government”) is required to control Swisscom by holding the majority of its capital and voting rights. A change of control of Swisscom is currently not allowed by law and therefore Vodafone’s right to sell its shares in Swisscom Mobile cannot be exercised. Accordingly, Swisscom did not record a corresponding liability and the minority interests relating to Vodafone were classified under equity.
In November 2005, the Government announced that it was going to investigate the possibility of selling its majority shareholding in Swisscom. The Swiss Federal Council published a consultation document containing a proposal for a change of law. To change the law, the proposal must first be passed by parliament and in the case of a public referendum would need to be approved by the people of Switzerland. If the law is changed, it is possible that the Government would dispose of its majority of shares in Swisscom and that at a later date a new shareholder or group of shareholders would obtain control of Swisscom. If there is such a change in the law, the conditional right of sale of Vodafone would have to be recorded at fair value as a financial liability.
Off-balance sheet arrangements/Cross-border leases
Between 1996 and 2002, Swisscom entered into several cross-border sale-leaseback or lease-leaseback arrangements under the terms of which parts of its fixed and mobile networks were sold or leased on a long-term basis to US equity trusts which simultaneously leased the equipment back to Swisscom. The initial sale or lease and the leaseback transactions were settled at the inception of the agreements, and Swisscom recorded the income from each transaction at the time it was entered into. No other cash payments are currently expected to be made by Swisscom under the lease agreements.
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
In one of the transactions, Swisscom was required to provide a letter of credit to secure a part of its obligations to the equity investors. If the Swiss Confederation were to reduce its shareholding to below a majority, Swisscom would be required to enter into additional letters of credit to secure its obligations to the equity investors in the other transactions as well.
As of December 31, 2005 the assets and liabilities resulting from these transactions totaled USD 3,732 million (CHF 4,908 million) and USD 3,996 million (CHF 5,258 million), respectively. In accordance with Interpretation SIC-27 “Evaluating the substance of transactions involving the legal form of a lease”, USD 2,878 million (CHF 3,785 million) met the offsetting criteria and both the asset and the corresponding liability were removed from the balance sheet. The remaining liability and asset of CHF 1,474 million and CHF 1,125 million, respectively, recorded in the balance sheet at December 31, 2005, relate primarily to one lease agreement entered into in 2000. For more information, see Note 25 to the consolidated financial statements.
In connection with these lease transactions, Swisscom agreed that certain securities would continue to meet minimum credit ratings. Shortly before the end of 2004, the credit rating of a portion of the securities in two transactions dropped below the minimum rating agreed in the contract. Therefore Swisscom provided CHF 34 million to cover any resulting cost of replacing the affected collateral with securities meeting the agreed minimum rating. This expense was recorded in the income statement in 2004. During the third quarter of 2005 Swisscom could finalize this replacement resulting in cost of CHF 10 million. As a result, Swisscom could release CHF 24 million to financial income.
In the event Swisscom were to default on certain of its obligations, the equity investors would be entitled to terminate these agreements. In case of early termination, Swisscom would be required to pay the equity investors a contractually agreed amount that is a percentage of the transaction value and changes over time, and which could be significant in amount.
In case of a reduction of the participation of the confederation in Swisscom below 50%, the cross-border sale-leaseback and lease-leaseback arrangements foresee a provision of additional securities such as letters of credit in case that Swisscom’s rating will be below AA-/Aa3 at that time. It is assumed that Swisscom would not comply with this minimum rating requirement. For three contracts, the additional securities have to be provided upon change of the Telecommunications Enterprise Act. If Swisscom provides additional securities as required, the contracts will continue unchanged.
Inflation
Swisscom’s results in recent years have not been substantially affected by inflation and changes in prices related thereto.
IFRS compared with U.S. GAAP
Swisscom’s consolidated financial statements have been prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. See Note 44 to the consolidated financial statements for a reconciliation of Swisscom’s net income for the years ended December 31, 2003, 2004 and 2005 and shareholders’ equity as of December 31, 2003, 2004 and 2005 under IFRS to U.S. GAAP. The following table sets forth Swisscom’s net income and shareholders’ equity under IFRS and reconciled to U.S. GAAP for the periods presented:

CHF in millions	Year Ended December 31,
	2005	2004	2003

Net income (loss):
IFRS	2,022	1,596	1,571
U.S. GAAP	2,329	2,113	2,096
Shareholders’ equity (at period end):
IFRS	6,001	6,790	7,776
U.S. GAAP	5,191	5,863	6,523
The key differences between IFRS and U.S. GAAP in 2003, 2004 and 2005 relate to (1) the impairment charge and amortization of goodwill of debitel, (2) the gain on the disposal of debitel, (3) the treatment of the gain on the sale and leaseback transactions and (4) the treatment of the income relating to the cross border tax lease transactions.
(1)	Effective January 1, 2002 Swisscom adopted SFAS 142 “Goodwill and Other Intangible Assets”. Under SFAS 142, goodwill and intangible assets with indefinite useful lives are no longer amortized, but are tested for impairment upon adoption and are tested at least annually thereafter. Upon adoption of SFAS 142, Swisscom recorded an impairment charge of CHF 1,649 million under U.S. GAAP. In 2002, Swisscom recorded an additional impairment charge of CHF 985 million under U.S. GAAP, which reduced the carrying value of the debitel goodwill to zero. The impairment charge recorded under IFRS in 2002 was CHF 702 million. CHF 106 million and CHF 213 million of goodwill that was amortized under IFRS in 2004 and 2003, respectively, was reversed under U.S. GAAP. As of 2005, following the adoption of IFRS 3 “Business

Combinations”, goodwill is no longer subject to amortization under IFRS. In 2003, Swisscom recorded an additional impairment charge of CHF 280 million under IFRS. As the goodwill balance under U.S. GAAP had a value of zero, the impairment booked under IFRS was reversed under U.S. GAAP.

(2)	In 2004, Swisscom disposed of its investment in debitel. Due to the difference in the carrying amount of Swisscom’s investment in debitel under IFRS and U.S. GAAP and the deferred proceeds receivable under the vendor loans, the sale of debitel resulted in a gain under U.S. GAAP of CHF 94 million, compared to a loss of CHF 248 million under IFRS. The amount of the gain that was deferred under U.S. GAAP reflected the value, as of December 31, 2004, of the two vendor loans provided by Swisscom. This amount was deferred, as Swisscom’s ability to recognize this portion of the gain was dependent on debitel’s ability to repay the vendor loans. As the vendor loans were repaid in full in the first six months of 2005, Swisscom recognized the previously deferred gain of CHF 254 million and interest income of CHF 21 million in 2005. This gain will be realized upon receipt of the vendor loans.

(3)	Under IFRS, the gain on the sale of buildings in a sale and leaseback transaction qualifying as an operating lease is recognized immediately. Under U.S. GAAP, the rules defining when a gain can be realized on sale and leaseback transactions are different to those under IFRS. Swisscom entered into several such sale and leaseback transactions, a number of which do not meet the criteria for immediate gain recognition under U.S. GAAP. The gain on the sale of these buildings has been deferred and will be amortized over the lease term.

(4)	Under IFRS, the profit on the cross-border lease transactions is recorded when the transaction is closed. Under U.S. GAAP, the profit is recognized over the life of the leases, which range from 12 to 30 years.
New Accounting Pronouncements
There are a number of new accounting standards that have been issued that will effect Swisscom’s preparation of its consolidated financial statements in accordance with IFRS and U.S. GAAP. A discussion of these new standards and their effect on Swisscom, to the extent known, is included in Note 44 to the consolidated financial statements.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
Board of Directors
The Telecommunications Enterprise Act of 1997 (the “TUG”) provides that the Board of Directors (Verwaltungsrat) of Swisscom has the duties set forth for Boards of Directors under the Swiss Code of Obligations (Obligationenrecht). The Board of Directors of a Swiss corporation is ultimately responsible for the policies and management of the corporation. The Board establishes the strategic, accounting, organizational and financing policies to be followed by the corporation. The Board further appoints the executive officers and the authorized signatories of the corporation, and supervises the management of the corporation. Moreover, the Board is entrusted with shareholders’ meetings and carrying out shareholders’ resolutions. The Board may, pursuant to its regulations, delegate the conduct of day-to-day business operations to management under its control. All members of Swisscom’s Board of Directors are non-executive officers.
Swisscom’s Articles of Association provide that the Board of Directors is to consist of seven to nine members. Directors are elected for a term of office of two years with a maximum total term of office of eight years. Under Swisscom’s Articles, the Confederation has the right to appoint two Directors as its representatives, although it currently has designated only one such Director. Currently, Felix Rosenberg is representing the Confederation on the Swisscom Board of Directors. Under the TUG, Swisscom’s employees are entitled to adequate representation on the Board of Directors, and Swisscom’s Articles provide that there must be two representatives of employees on the Board. The employees are entitled to propose candidates to the Board of Directors who are ultimately elected by the Annual General Meeting. Currently, Jacqueline Françoise Demierre and Michel Gobet are representing Swisscom’s employees on the Board.
As authorized by the TUG and the Swiss Code of Obligations, the Board of Directors has delegated overall executive management of Swisscom to the CEO. The CEO is entitled to delegate his powers to other members of the Group Executive Board (Gruppenleitung) comprising senior executive officers of Swisscom. The Board of Directors is also authorized to delegate certain powers to committees or to individual members of the Board, and pursuant thereto, the Board has established the following committees:
•	The Audit Committee, chaired by Mr. Vock, meets five to seven times per year. It assists the Board in observing its responsibility to ensure that Swisscom’s financial systems provide accurate and up-to-date information on its financial position and that Swisscom’s published financial statements present a true and fair reflection of this position. It also assists the Board in ensuring that appropriate accounting policies, internal financial controls, risk management controls and compliance procedures are in place. In particular, the Audit Committee monitors the implementation of the internal control over financial reporting provisions under Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee has advisory powers, to the extent permitted by Swiss law, with respect to the appointment, compensation and retention of Swisscom’s auditors. The Audit Committee is also responsible for overseeing Swisscom’s internal and external auditors and for approving any engagement to render audit or permitted non-audit services.

•	The Finance Committee, chaired by Mr. Kreindl, advises the Board on investment policies, including decisions regarding acquisitions and divestments, the granting of loans and financing. The Finance Committee meets an average of three times per year.

•	The Personnel and Organization Committee, chaired by Mr. Rosenberg, is responsible for the preparation and execution of decisions relating to personnel matters, compensation policies and collective bargaining, including determining the compensation plans of senior management, the granting of loans and guarantees to senior management as well as management staffing plans. The Personnel and Organization Committee meets an average of six to eight times per year.

•	The Compensation Committee has rotating membership. It advises the Board on overall compensation policy and meets on an ad hoc basis.

•	The Nomination Committee nominates members of the Group Executive Board. It also has rotating membership and meets on an ad hoc basis.
Swisscom does not have service contracts with its directors that provide for benefits upon termination of employment, beyond their legal entitlement in accordance with applicable employment laws.
The members of the Board of Directors of Swisscom and their ages at December 31, 2005, positions and committee memberships were as follows:

			First	Current
Name	Age	Title	Appointed	Term Ends
Markus Rauh(1)(2)(3)	66	Chairman	1998	April 2006
Anton Scherrer(3)	63	Vice-Chairman	2005	April 2006
Fides P. Baldesberger(3)	52	Director	2005	April 2007
Jacqueline Françoise Demierre(1)^	51	Director	1998	April 2006
Michel Gobet(1)^	51	Director	2003	April 2007
Torsten G. Kreindl(3)	42	Director	2003	April 2007
Felix Rosenberg(1)*	64	Director	1998	April 2007
Richard Roy(2)	50	Director	2003	April 2007
Othmar Vock(2)	62	Director	2005	April 2007

(1)	Member of the Personnel and Organization Committee

(2)	Member of the Audit Committee

(3)	Member of the Finance Committee

*	Representative of the Confederation

^	Employee Representative
Dr. Markus Rauh is Chairman of the Board of Directors of Swisscom. He is Chairman of the Board of Directors of Synthes AG Chur and Anova Holding AG and Vice Chairman of the Board of Directors of Dietiker AG. He is also a member of the Board of Directors of several Swiss companies, including The Generics Group AG, Madison Management AG and St. Galler Kantonalbank AG. In addition, since 1999, Dr. Rauh has been working as an independent management consultant. From 1988 until 1999, Dr. Rauh served as President and Chief Executive Officer of the Leica Group. From 1985 to 1988, he was President and Chief Executive Officer of Philips Kommunikationsindustrie AG. Dr. Rauh is a member of several industry associations, including Economiesuisse, and is President of the Board of Trustees of the Institute for Technology Management at the University of St. Gallen. Dr. Rauh holds a doctorate in physics from the Swiss Institute of Technology (Dr. sc. Tech. ETH).
Dr. Anton Scherrer is Vice-Chairman of the Board of Directors of Swisscom. He served as Chairman of the Board of Directors of Migrosbank and the Globus retail group and is a member of the Managerial Committee of the Institute for Marketing and Trade at the University of St. Gallen. Dr. Scherrer has held research, consultation and managerial positions in a variety of industrial and brewing companies in Switzerland and abroad. He used to be a delegate to the Board of Directors of Hürlimann Holding AG and has held managerial positions in the Migros Cooperative Association (MGB). For the last four years prior to his retirement in 2005, Dr. Scherrer was responsible for 14 industrial enterprises and logistics for the Migros Cooperative Association and served as Chairman of the Board of Directors and Chairman of the Retail Trade Committee of the Migros Cooperative Association. Dr. Scherrer graduated with a degree in food engineering (Dipl. Lebensmitteling.) and holds a doctorate in technical sciences (Dr. sc. Tech. ETH) from the Swiss Federal Polytechnical High School ETH in Zurich.
Fides P. Baldesberger is the sole shareholder, CEO and Chairman of the Board of Directors of Outils Rubis SA. She is also a member of the VBS (Swiss Federal Department of Defence, Civil Protection and Sports) Armament Commission, of the Board of Trustees of the W. A. de Vigier Foundation for the Promotion of Young Swiss Entrepreneurs and of the foundation for the International Committee of the Red Cross. Ms. Baldesberger holds a degree in art history, archaeology and English literature and a diploma in gemology.
Jacqueline Françoise Demierre is a member of the Board of Directors of Swisscom, a position she has held in her capacity as an employee representative since January 1, 1998. Ms. Demierre previously served in various sales and marketing functions in the national and international telecommunications business of PTT and Swisscom, such as multinational account manager, commercial contract manager and senior sales manager of corporate accounts. Ms. Demierre is a member of the Transfair and CASC Unions as well as of the board commission for the deactivation fund for nuclear power plants (StiF KA) and disposal fund for nuclear power plants (EntsF KKW). Ms. Demierre holds a federal diploma in sales management.
Michel Gobet is Secretary of the Communications Union as well as Vice President of the Comité directeur européen des télécommunications of Union Network International. Prior to this, he was Central Secretary and Deputy General Secretary of the PTT Union for several years. From 1994 to 1999, Mr. Gobet was a member of the worldwide executive committee of the PTT International. Mr. Gobet holds a degree in history.
Dr. Torsten G. Kreindl is a partner of the European private equity firm Grazia Equity and a member of the Supervisory Board of VoiceTrust AG, a global leader in voice identification technology. From 1999 to 2005, he was a partner of the US venture capital company Copan Inc. Dr. Kreindl has held various positions in the high-tech sector over the past 15 years. From 1996 to 1999, he oversaw the broadband cable networks of Deutsche Telekom AG as senior executive director and was Chief Executive Officer of MSG Media Services GmbH. Prior to this, he was a member of the German executive board of Booz Allen & Hamilton, where he advised international companies in the areas of communications, media and technology. Previously, he had worked as an area manager at Chemie Holding AG before moving to W.L. Gore & Associates Inc. as a business segment leader. Dr. Kreindl holds a doctorate in industrial engineering.
Felix Rosenberg is the Confederation representative on the Board of Directors of Swisscom. Mr. Rosenberg is Chairman of the Board of Directors of Voigt AG and De Martin AG. He is also a member of the Board of Directors of Huser & Peyer AG, Buswil and President of the Board of Trustees of the Swiss Pro Patria Foundation. He was the CEO of Swiss Telecom PTT from 1989 until the beginning of 1998. From 1974 to 1989, Mr. Rosenberg was a member of the Cantonal Government of the canton of Thurgau. Mr. Rosenberg, who is a member of the Fribourg University Councel, holds a law degree from the University of Fribourg in 1966.
Richard Roy is an independent management consultant and has been rendering consulting services to a number of companies, including Permira Beteiligungsberatung GmbH, since 2002. He is also Vice President of the Supervisory Board of Realtech AG, Balda AG, Permira Beteiligungs GmbH, Update Software AG and, as of November 2004, of Premiere AG. He has spent five years at Microsoft GmbH, Germany as Chief Executive Officer and as Vice President of the Corporate Strategy Division of Microsoft EMEA. From 1995 to 1997, Richard Roy served as Executive Vice President and Managing Director of Siemens Nixdorf Informationssysteme AG. From 1981 to 1995, he worked for Hewlett Packard (HP) in Germany, serving among other things as President of the Executive Board of various organizations within HP and as member of the Management Board. Mr. Roy holds a degree in engineering.
Othmar Vock worked for the Ciba-Geigy Group as Commercial Financial Director, for the Roche Group as Director of Internal Audit and as Financial Director of Company Treasury/Controlling, and for Givaudan as the Chief Financial Officer prior to his retirement at the end of 2004. Mr. Vock is a member of the SWX Swiss Exchange registration office, a member of the Board of Directors of Ivoclar-Vivadent, Schaan and a member of the Supervisory Board of Balda AG. Mr. Vock holds a degree in Trade, a degree in Export Management and a master’s degree in Business Administration degree.
Dr. Markus Rauh, the current Chairman of the Board, will stand down at the Swisscom Annual General Meeting on April 25, 2006, having served the maximum eight-year term of office. The current Vice Chairman, Anton Scherrer, will be proposed as Dr. Rauh’s successor as Chairman. Having served the maximum term of office, Jacqueline Demierre will also stand down at the forthcoming Annual General Meeting. Catherine Mühlemann and Hugo Gerber (Employee Representative) will be proposed for election to the Board at the Annual General Meeting.
Catherine Mühlemann is head of MTV Central & Emerging Markets and has worked in the media industry since 2001. Hugo Gerber is a qualified postal administrative assistant with additional management training and has been President of the Transfair union since 2003.

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
The members of Swisscom’s Group Executive Board are appointed for an unlimited term. The following table shows their ages and positions at December 31, 2005:

Name	Age	Position	Appointed
Jens Alder	48	Chief Executive Officer	December 1999
Carsten Schloter	42	CEO of Swisscom Mobile AG	March 2001
Christoph Brand	36	Chief Strategy Officer	August 2005
Adrian Bult	46	CEO of Swisscom Fixnet AG	October 2001
Ueli Dietiker	52	Chief Financial Officer	April 2002
René Fischer	40	CEO of Swisscom Solutions AG(1)	September 2002
Stefan Nünlist	44	Head of Group Communications	July 2001
Günter Pfeiffer	47	Head of Group Human Resources	June 2004
Jürg Rötheli	42	CEO Related Businesses	July 2001
Michael Shipton	49	CEO of Swisscom IT Services AG	August 2001

(1)	Effective January 1, 2005, Swisscom Systems and Enterprise Solutions were merged to form Swisscom Solutions.
Jens Alder was appointed Chief Executive Officer in December 1999. Prior to his appointment as Chief Executive Officer, Mr. Alder served as Executive Vice President at Swisscom Network Services, a position he held since January 1998. From 1996 until immediately prior to joining Swisscom, Mr. Alder was General Manager of the Telecom Unit of Alcatel Switzerland AG. From 1993 until that date, he was Senior Vice President of Network Systems Export of Alcatel STR AG, a predecessor of Alcatel Switzerland AG. Mr. Alder is president of the Schweizerische Gesellschaft für Konjunkturforschung, a member of the management board of the Swiss Information and Communications Technology Association SICTA, a member of the Board of Trustee of ETH Zurich Foundation, and a member of the management board of the Swiss Employers’ Federation. Mr. Alder holds a master’s degree in business administration from INSEAD, Fontainebleau (1987) and graduated with a degree in electrical engineering from the Swiss Federal Institute of Technology (ETH) in 1982.
Carsten Schloter was appointed CEO of Swisscom Mobile AG in March 2001, after serving as Head of Public Com and Mobile Com since March 1, 2000. Prior to this, Mr. Schloter held various management positions at debitel AG. In 1992, Mr. Schloter founded debitel France, where he was member of management until 1994. He is also Chairman of the “Forum Mobil” Association and a member of the Supervisory Board of Vodafone D2 GmbH. Mr. Schloter graduated from the University of Paris, Dauphine, with a degree in business administration in 1986.
Christoph Brand was appointed Chief Strategy Officer in August 2005. Prior to his appointment as Chief Strategy Officer, Mr. Brand served as Head of Swisscom Fixnet Wholesale, a position he held since April 2002. Prior thereto, he served for four years as CEO of Bluewin, Swisscom’s retail Internet service provider. Mr. Brand graduated in business economics, sociology and political science from the University of Berne and joined Swisscom in 1995.
Adrian R. Bult was appointed CEO of Swisscom Fixnet AG on October 1, 2001 after serving as Head of the Consumer Communications’ division (now Fixnet). From September 1997 to December 2000, he was Head of Corporate Information & Technology (CIT). From 1984 until immediately prior to joining Swisscom, Mr. Bult was associated with IBM Switzerland, where he was Regional Manager in charge of Swiss, German, Austrian and Central and Eastern European banks (1995 - 1997) and Business and Unit Manager in charge of Swiss banks (1993 - 1994). Mr. Bult is a member of the board of the Swiss Marketing Society (Schweizerische Gesellschaft für Marketing) and holds a master’s degree in business administration from the University of St. Gallen (1983).
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
René Fischer was appointed CEO of Swisscom Systems AG in September 2002 after having served as CFO of Swisscom Fixnet AG. Since July 2004, Mr Fischer has also been CEO of Swisscom Enterprise Solutions AG which, effective January 1, 2005, was merged with Swisscom Systems AG to form Swisscom Solutions AG. From June 1994 until immediately prior to joining Swisscom in December 1998, he held several leading positions at SIG Pack Systems AG, where he last held the position of Chief Financial Officer. From 1989 to 1994, he held various positions at Telekurs AG (1992 - 1994) and at Bank Leu AG (1989 - 1992). Mr. Fischer is President of the Board of Infonet Switzerland Incorporation and holds a degree in business administration from the University of Zurich (1994).
Stefan Nünlist was appointed to the Group Executive Board in July 2001. Mr. Nünlist has been Chief Communications Officer of Swisscom since January 2001. Prior to joining Swisscom he held various positions at Atel AG (1999 - 2000), the Federal Department of Economic Affairs (Eidgenössisches Volkswirtschaftsdepartement EVD) (1997 - 1998) and the Federal Department of Foreign Affairs (Eidgenössisches Departement für auswärtige Angelegenheiten EDA) (1991 - 1996). Mr. Nünlist is a member of the management board of the Swiss Advertisers’ Federation and member of the Swiss Tourism Council. Mr. Nünlist holds a degree in law from the University of Fribourg and is an attorney at law and a notary.
Günter Pfeiffer was appointed Head of Group Human Resources in June 2004 after having served as Head of Participation Management of Swisscom AG since 2000. Prior to this, he held various management positions at VEBA-Telecom (Vice President Marketing, 1997 - 1999), T-Mobile (Senior Director International, 1995 - 1996) and Detecon (Director Holding Projects, 1988 - 1995). Mr. Pfeiffer holds a Ph.D. in economics from the University of Cologne.
Jürg Rötheli was appointed CEO of Related Businesses in April 2005 after having served on the Group Executive Board as Head of Group Operations & Related Businesses since July 1, 2001. Prior to this, he was General Counsel to Swisscom since 1999. From 1993 to 1999, he was a partner with the law firm Stampfli, Keller & Partner, and from 1995 to 1999, also General Counsel to Interdiscount Holding AG and Simeco Holding AG. Mr. Rötheli holds a Ph.D. in law from the University of Fribourg (1990) and is an attorney at law and a notary. He also attended the Wharton Advanced Management Program at the University of Pennsylvania in 2001.
Michael Shipton was appointed CEO of Swisscom IT Services AG in August 2005 and has served on the Group Executive Board and been Chief Strategy Officer of Swisscom AG since January 1, 2001. From January 1997 to December 2000, he was a member of the management board of Swisscom’s Network Services and Wholesale Division. From 1994 until 1997, Mr. Shipton was Member of the management board of the Division Informatik Telecom of Telecom PTT. Prior to this, he has held various positions at British Telecom and Ascom. Mr. Shipton holds a BSc degree in electrical engineering and received a Ph.D. degree in broadband communications (1980) at the University of Bath, United Kingdom.
Effective August 1, 2005, Urs Stahlberger, former CEO of Swisscom IT Services, left Swisscom’s Group Executive Board, but continued working for Swisscom until his retirement at the end of 2005. At his own request, Mr. Alder resigned as CEO on January 20, 2006 and was succeeded by Carsten Schloter effective January 21, 2006. In March 2006, Mario Rossi, who had been CFO of Swisscom Fixnet, was appointed as the new CFO of Swisscom AG and Ueli Dietiker, who had been CFO of Swisscom AG, was appointed the new CEO of Swisscom Fixnet. At the same time, Adrian Bult, who had been CEO of Swisscom Fixnet, was appointed CEO of Swisscom Mobile and Urs Schaeppi, who had been the Head of Commercial Business at Swisscom Mobile, was appointed the new CEO of Swisscom Solutions. René Fischer, who had been CEO of Swisscom Solutions, left the company by mutual agreement.

Mario Rossi was appointed Chief Financial Officer of Swisscom AG and joined the Group Executive Board on March 8, 2006, after having served as Chief Financial Officer and member of the Executive Board of Swisscom Fixnet since 2002. From 1998 until 2002, Mr. Rossi served as Head of Reporting and Controlling at Swisscom AG. Prior to joining Swisscom, Mr. Rossi held various positions as Chief Financial Officer of Karl Steiner Group (1994 – 1998) and in corporate controlling for Lindt & Sprüngli AG (1992 – 1994) and the Elco Looser Group (1988 – 1992). Mr. Rossi is a certified accountant (Diplomierter Wirtschaftsprüfer).
Urs Schaeppi was appointed CEO of Swisscom Solutions and joined the Group Executive Board on March 8, 2006, after having served as Head of Commercial Business and a member of the Executive Board at Swisscom Mobile since 1998. Prior to joining Swisscom, Mr. Schaeppi held various positions as Managing Director of Papierfabrik Biberist (1994 - 1998) and as Head of Marketing Electronics at Ascom AG (1991 - 1994) as well as at Iveco Motorenforschungs AG (1987 - 1991). Mr. Schaeppi is also a member of the board of the BV Group and holds degrees in engineering at the University of Swiss Federal Institute of Technology (ETH), Zurich and business administrations from the Graduate School of Business, Economics, Law and Social Sciences, University St. Gallen.
Compensation
The aggregate compensation paid by Swisscom to its Board of Directors as a group in respect of 2005 amounted to CHF 2.5 million. Swisscom’s Board of Directors approves its own compensation. The aggregate compensation paid by Swisscom to its Group Executive Board members as a group in respect of 2005 amounted to CHF 9.9 million. Such amount included CHF 4.0 million in bonus compensation. No payments or compensation relating to contractual commitments for members either leaving or joining the Group Executive Board were paid in respect of 2005. Total compensation includes fees, salary, bonuses, pension fund and social security contributions and other contractual obligations. 25% of the Group Executive Board’s bonuses and 25% of the Board of Directors’ fixed compensation was paid pursuant to Swisscom’s management incentive plan. Total compensation paid by Swisscom to the CEO and to the Chairman of the Board of Directors in respect of 2005 was CHF 1.6 million and CHF 0.5 million, respectively. See Note 36 to the consolidated financial statements.
Employees
Overview
Swisscom is one of the largest employers in Switzerland. As of December 31, 2005, it employed a total of 16,088 employees (full-time equivalents). The following table sets forth the number of Swisscom’s full-time employees in each segment for the periods indicated.

	As of December 31,
	2005	2004	2003

Fixnet	7,118	7,500	7,775
Mobile	2,412	2,491	2,418
Solutions(1)	1,795	1,858	2,174
Other(1)(2)	3,868	2,719	2,746
Corporate(3)	895	909	966

Total(4)	16,088	15,477	16,079

(1)	Effective January 1, 2005, Enterprise Solutions merged with Swisscom Systems, formerly accounted for under the segment “Other”, to form a new business segment, named Solutions. Figures for prior years have been adjusted accordingly.

(2)	Includes 858 employees from the Antenna Hungária acquisition on October 25, 2005.

(3)	Does not include the participants in the Worklink and PersPec programs.

(4)	Excludes apprentices.
In recent years, Swisscom has undertaken steps to streamline its organization and improve its work processes, achieving labor efficiencies which have enabled it to substantially reduce the net number of its employees. See “— Workforce Reduction and Productivity Improvement”.

Status of Employees
Until January 1, 2001, the substantial majority of Swisscom’s employees, other than middle and upper level management, had civil servant status (Beamtenstatus) under Swiss law or were hired under public law contracts. Since then, in accordance with the TUG, all Swisscom employment contracts have been governed by private law. In addition, all Swisscom employees, other than middle and upper level management, temporary employees and trainees, are covered by the collective bargaining agreement (Gesamtarbeitsvertrag, or “GAV”). The original GAV, concluded with the trade unions in July 2000, was effective until the end of 2003 and was extended with minimal amendments until the end of 2005. In September 2005, Swisscom and the trade unions reached an agreement on a new GAV and social plan. The new GAV has only minimal changes relating to new regulations for temporary staff, child allowances for single parent with low employment levels and the implementation of a two-week paternity leave. The new social plan increasingly focuses on the personal situations of affected employees and, with regard to its benefits, differentiates between certain groups (e.g. age groups). Both the GAV and social plan will remain in effect for at least two years beginning January 2006.
Swisscom believes that the GAV offers its employees flexibility and progressive working conditions and enables them to cope with the demands of the labor market. Under the terms of the GAV, an incentive based salary system is used, taking into account personal performance, team performance and the overall performance of Swisscom. The average work week is 40 hours, with employees entitled to five weeks’ holiday. In addition, flexible working time models, such as “annual working time” (Jahresarbeitszeit), prolonged flexible working hours (Variable Arbeitszeit) and telecommuting are provided under the GAV.
Under the GAV, Swisscom employees are not permitted to go on strike. However, Swisscom employees have a right to be heard on a variety of questions. The GAV also provides for arbitration in cases of conflict.
Workforce Reduction and Productivity Improvement
Disregarding the effects of acquisitions, particularly the acquisition of Antenna Hungária (858 employees), Swisscom eliminated approximately 280 positions in Switzerland during 2005. In particular, Swisscom Mobile was able to achieve a modest reduction in the number of employees to 2,412 in 2005 from 2,491 in 2004, after seven years of growth in its workforce. Due to further restructuring plans, additional job cuts of 260 posts will be undertaken in 2006. Affected segments will be Fixnet, Mobile and Corporate.
Swisscom has achieved its workforce reduction goals to date without unilateral termination of regular employees, using a social plan which features a variety of measures. The main features of the social plan are an outplacement program (PersPec), and an employment program (Worklink). Only employees in Switzerland covered by the GAV are entitled to benefit from Swisscom’s social plan.
The outplacement program PersPec provides employees affected by workforce reduction measures training and assistance in finding employment outside of Swisscom. At the end of 2005, the outplacement program counted 291 participants (in full-time positions). In connection with this program and other social plan measures, Swisscom incurred termination charges of CHF 48 million in 2004 and CHF 39 million in 2005. See Note 9 to the consolidated financial statements.
The employment program Worklink aims at finding temporary positions for long-serving Swisscom employees above a certain age who could not find new employment through PersPec. Worklink is a joint venture initiated by Swisscom in 2001, together with the personnel service company Manpower AG and the trade unions. At the end of 2005, Worklink counted 512 participants (full time equivalents). Under IFRS, the costs of Worklink do not qualify for the creation of provisions, as the employment relationship with the employees concerned has not been terminated. Salaries and wages for Worklink participants amounted to CHF 81 million in 2004 and CHF 68 million in 2005.
On December 31, 2005, the obligation relating to Worklink participants and other social plan measures for which provisions cannot be created under IFRS amounted to CHF 133 million.
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
Pensions
Swisscom’s pension plan, known as “comPlan”, covers the risks of old age, death and disability in accordance with Swiss pension legislation. Up to the end of 2005, comPlan offered two pension plans. Around 4,200 employees participated in the final salary plan (“Leistungsprimatplan”). Under this plan, a full pension of 60% of the employee’s final insured salary is paid out after the employee has been insured for 40 years. The normal retirement age is 65, although early retirement is possible subject to reductions in the pension percentage paid. Around 14,200 employees participated in the cash balance plan (“Duoprimatplan”). Under this plan, an employee’s retirement benefit is determined by the amount in the employee’s retirement savings account at the time of retirement. If an employee retires at age 65, the savings account is converted into a retirement pension at the rate of 7.2%. If an employee retires early, a lower rate applies.
On November 22, 2005, the comPlan trustees decided to amend the plans. These amendments became effective January 1, 2006. The most significant amendment was the transfer of employees insured under the final salary plan to the cash balance plan, resulting in lower future pension benefits. These amendments resulted in Swisscom transferring CHF 288 million to comPlan in December 2005 as the estimated total amount to be credited to employee accounts in 2006.
In addition, the rates for converting savings accounts into pensions were reduced and employer and employee contributions increased. Swisscom has also committed to pay additional contributions of 3.0% of employees’ total insured salaries for a period of five years to comPlan to build up reserves in the plan. The additional contributions will total approximately CHF 225 million and can be used to fund future employer contributions if comPlan’s investments generate sufficient returns to build up these reserves themselves. The plan amendments resulted in a decrease in the pension liability of CHF 104 million. In 2006, Swisscom expects to make contributions to the comPlan in the amount of CHF 258 million, including CHF 45 million to build up reserves.
The determination of Swisscom’s pension liability and net periodic pension expense in its consolidated financial statements is based on guidelines established by the International Financial Reporting Standards (IFRS). As of December 31, 2005, the amount of the pension liability in excess of plan assets was CHF 1,727 million (CHF 2,050 million as of December 31, 2004), of which only CHF 805 million (CHF 1,118 million as of December 31, 2004) was recorded in the balance sheet as a liability. The liability and expense amounts for pension benefits are dependent on the actuarial assumptions used by Swisscom’s actuary. From the date of comPlan’s inception in January 1999 to December 31, 2005, the cumulative actual return on assets has been lower than the expected return. Due to this unfavorable development of the capital markets, Swisscom has an unrecognized actuarial loss and unrecognized prior service cost totaling CHF 922 million, both of which are subject to future recognition as described in Note 2.19 to the consolidated financial statements.
Swisscom’s employer contributions to comPlan were calculated on the basis of an anticipated long-term rate of return of at least 4. 5%. If the actual rate of return on plan assets is lower than 4. 5%, contributions would have to be increased to maintain pension benefits. Swisscom’s pension expense under IFRS for 2006 is calculated using an expected return of 3.9%.
Effective January 1, 1999, all Swisscom employees who were members of PUBLICA, the pension plan of the Swiss government, were transferred to comPlan. All employees who were already retired as of that date remained members of PUBLICA. Swisscom settled its liability relating to these employees on December 31, 1998, but, in accordance with a contract with the government, retained a liability for pension indexation. In accordance with this contract, Swisscom must pay PUBLICA the difference between the actual return on plan assets and the government prescribed discount rate, increased by an account maintenance fee. On January 1, 2005, new legislation was introduced to abolish the previously guaranteed annual pension increases and to substitute pension increases based on an annual government review. The PUBLICA legislation is currently being revised and has not been passed. Based on the draft legislation, Swisscom does not expect its liability to change. For more information on Swisscom’s pension plan, see Note 11 to the consolidated financial statements.

Share Ownership
As of March 31, 2006, the members of Swisscom’s Board of Directors and Executive Board owned a total of approximately 12,000 Swisscom shares and options exercisable for approximately 21,000 Swisscom shares. The members of the Board of Directors and Executive Board beneficially hold individually and in the aggregate less than 1% of Swisscom’s shares.
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
The following table provides summary information relating to options granted under these management incentive plans to the members of Swisscom’s Board of Directors in office at December 31, 2005:

2003
Exercise Period	05/01/2006
- 4/25/2008
Exchange ratio(1)	100:1
Number of options granted	492,000
Number of options held as of December 31, 2005	306,000
Exercise price (CHF)	417.90
Market value as of March 31, 2006 (CHF)(2)	0.33

(1)	Exchange ratio: Number of options required to purchase one share.

(2)	For information purposes only. Calculated based on the closing price of the shares or, in the case of listed options, of the options on the SWX Swiss Exchange on March 31, 2006. The closing price of the shares on March 31, 2006 was CHF 422.50 per share. For those options for which there was no closing price on March 31, 2006, calculated based on the average of the bid and ask price on that day.
The following table provides summary information relating to options granted under these management incentive plans to the members of Swisscom’s Group Executive Board in office at December 31, 2005:

	2003	2002	2001
Exercise Period	05/01/2006	04/10/2005	05/31/2004
	- 04/25/2008	- 04/09/2007	- 05/30/2006
Exchange ratio(1)	100:1	1:1	1:1
Number of options granted	798,000	5,290	4,070
Number of options held as of December 31, 2005	798,000	5,290	4,070
Exercise price (CHF)	417.90	569.10	475.80
Market value as of March 31, 2006 (CHF)(2)	0.33	0.20	0.01

(1)	Exchange ratio: Number of options required to purchase one share.

(2)	For information purposes only. Calculated based on the closing price of the shares or, in the case of listed options, of the options on the SWX Swiss Exchange on March 31, 2006. The closing price of the shares on March 31, 2006 was CHF 422.50 per share. For those options for which there was no closing price on March 31, 2006, calculated based on the average of bid and ask price on that day.
As of 2004, the management incentive plans were structured as share purchase plans, pursuant to which members of middle and upper management, including members of the Board of Directors and Group Executive Board, invest in Swisscom shares with a restriction period of three years. Swisscom may make a contribution on behalf of each participant, except for members of the Group Executive Board, based on the amount of his or her personal investment in the plan for the purpose of acquiring additional shares. Under this plan, Swisscom allocated a total of 1,386 shares to the members its Board of Directors and a total of 2,158 shares to the members of its Group Executive Board in 2005. For a more detailed description of each of these plans, including information on the plans for Swisscom’s middle and upper management, see Note 10 to the consolidated financial statements.
Other Arrangements to Involve Employees in Swisscom’s Capital
In recognition of their contribution to the company and as an incentive, Swisscom regularly distributes shares to its employees or offers employees the opportunity to purchases shares at a discount to the market price. In 2005, Swisscom invited its employees (other than management) to purchase a maximum of ten shares per employee at an offering price of CHF 300 per share. Approximately 8,200 employees purchased 76,882 shares, which resulted in an expense of CHF 11 million, reflecting the difference between the market value of the shares and the consideration received from the employees.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
As of March 31, 2006, Swisscom is aware of the following shareholders that are the beneficial owners of 5% or more of its shares:

		Percentage of
	Number of shares held	outstanding shares

Swiss Confederation (as of December 12, 2005)	38.4 million	62.45%
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
Under Swisscom’s Articles of Incorporation (the “Articles”), Swisscom’s Board of Directors is to have a total of between seven and nine members. There are currently nine members of the Board of Directors. The TUG provides that Swisscom employees are entitled to adequate representation on the Board of Directors, and Swisscom’s Articles provide that two members of the Board of Directors are to be employee representatives. Under the Articles, the Confederation has the right, irrespective of its voting power as a shareholder, to appoint up to two members of the Board of Directors as representatives of the Confederation. Pursuant to this right, the Federal Council has appointed one such Director, Mr. Felix Rosenberg. The Articles state that Directors appointed by the Confederation have the same rights and duties as the other Directors. See “Item 6: Directors, Senior Management and Employees – Directors and Senior Management – Board of Directors”.
As required by the TUG, on May 13, 1998, the Federal Council (Bundesrat), Switzerland’s chief executive body, approved Swisscom’s Articles, its opening balance sheet and the segregation of its assets and contractual rights from the other PTT operations.
The Confederation as Shareholder
The TUG provides that the Confederation must hold a majority of the capital and voting rights of Swisscom. As the majority shareholder, the Confederation has the power to control any decision at a shareholders’ meeting requiring a majority vote, including election of the members of the Board of Directors and approval of the payment of dividends. As described in more detail below, under the TUG the Swiss Confederation establishes a framework for Swisscom’s own strategy by setting forth goals every four years which the Confederation, in its capacity as majority shareholder of Swisscom, would like Swisscom to achieve. As a government controlled entity, Swisscom is also subject to oversight under the Federal Finance Control Act (Bundesgesetz über die Finanzkontrolle) (“FFCA”).
As of December 31, 2005, the Swiss government held a 62.45% stake in Swisscom. The Swiss government has from time to time issued bonds exchangeable into Swisscom shares. As of December 31, 2005, exchangeable bonds in the aggregate principal amount of CHF 2.7 billion were outstanding. The bonds mature in 2006 and 2007. Assuming full exercise of these bonds and giving effect to the share capital reduction expected to be approved at the Annual General Meeting to be held on April 25, 2006, the Swiss government’s stake in Swisscom would amount to 58.12%.
Any reduction of the Confederation’s holding below a majority would require a change in law. On January 25, 2006, the Swiss Federal Council published a consultation document containing a proposal for a change of law that would permit the Swiss Confederation to sell its controlling interest in Swisscom. Swisscom views this proposal favorably.
Until this change of law takes effect, Swisscom may not undertake a capital increase that would otherwise have the effect of decreasing the Confederation’s shareholding to less than a majority, unless the Confederation agrees to participate in the capital increase. Swisscom’s ability to raise additional equity capital in the future therefore could be constrained. In addition, Swisscom is also limited in its ability to enter into strategic partnerships, either at the parent company level or through subsidiaries.
Strategic Goals. The TUG requires the Federal Council to set forth goals every four years which the Confederation, in its capacity as Swisscom’s majority shareholder, would like Swisscom to achieve. The main shareholder’s strategic goals establish a framework for Swisscom’s own strategy which is drawn up by the Executive Board and approved by the Board of Directors. On December 21, 2005, after consulting with Swisscom, the Federal Council, as Swisscom’s majority shareholder, announced its new strategic goals (the “Strategic Goals”) for the 2006 to 2009 period. These Strategic Goals include general guidelines on the conduct of the business, as well as specific provisions relating to the maximum permissible level of debt and limitations on permissible international acquisitions. In light of the constantly changing nature of Swisscom’s business environment, the Strategic Goals will be modified if necessary. The Federal Council has stated that it intends to discuss any proposed changes with Swisscom before reaching a decision.
In the Strategic Goals, the Federal Council stated that in overseeing the Confederation’s shareholding, it has regard for Swisscom’s Board of Directors as to business strategies and policies. Through publication of the Strategic Goals, the Federal Council has committed itself to pursue long-term, consistent objectives to transparency for increase third-party investors. In addition to setting the Strategic Goals, the Federal Council, exercising the Swiss Confederations rights as majority shareholder, also has the power to influence the composition of the Swisscom Board of Directors and has the power to control any decision at a shareholders’ meeting. Under the Articles, the Confederation has the right to appoint two members of the Board of Directors as representatives of the Confederation, whom it may instruct. The instruction addresses only the representatives; the other members of the Board of Directors have to consider the interests of the enterprise as a whole. Aside from the mechanisms described above, the Federal Council has stated that, in accordance with the TUG, it does not intend to influence Swisscom.
As to Swisscom’s general direction, the Federal Council expects Swisscom to: (1) be market and customer oriented and continue to improve the speed and flexibility with which it develops, produces and markets new products and services in the converging markets of telecommunication, information technology, radio, media and entertainment; (2) offer fixed-line and mobile voice and data services, IT services, content and network services for other telecommunications companies, while still respecting Switzerland’s security interests; (3) maintain an adequate risk management system; and (4) pursue within the confines of its business a sustainable strategy which is to be governed by ethical principles.
Regarding financial objectives, the Federal Council expects Swisscom to: (1) create long-term shareholder value; (2) perform through its group companies comparably with the best European telecommunications companies; (3) return all free funds remaining from a business year (after any value-adding investments and loan repayments have been made) to the shareholders through share buy-backs and dividend payments in order to reduce distributable reserves to a maximum of CHF 1 billion by the end of 2009; and (4) limit net debt to a maximum one-and-a-half times EBITDA as reported on a consolidated basis.
As to personnel matters, the Strategic Goals state that Swisscom is expected to (1) pursue progressive and socially responsible personnel policies and maintain a trainee program appropriate to the times; (2) build employee trust through its leadership style, employee development and internal communications; (3) set forth rules regarding the right of employees to have a voice in Swisscom matters in collective bargaining agreements and further develop this right together with the relevant workers’ federations and personnel associations; (4) adequately compensate its key employees based on performance and market standards, whereby any bonus payments should be governed by the principles of adequacy, proportionality and transparency and be based on criteria set forth at the beginning of the year; (5) offer its full-time employees training opportunities in order to improve their competitiveness in the job market; (6) carry out any further rationalization measures pursuant to existing or new social plans; and (7) consider the size and qualifications of its workforce in light of its future needs.
With respect to alliances and participations, the Federal Council expects Swisscom to (1) enter into participations only if they add to and protect the enterprise value, can be closely managed and take risks sufficiently into account; (2) not enter into any investments in any foreign telecommunications company with a universal service obligation (USO) mandate (Swisscom may acquire other holdings if they support Swisscom’s core business within Switzerland or can be shown to further other strategic-industrial logic); and (3) enter into participations to strengthen its competitive position.
The Federal Council expects Swisscom to participate in discussions with its members quarterly, corresponding to its regular discussions with analysts and investors (without expecting special treatment beyond that afforded to other shareholders). The Swisscom Board of Directors is expected to report annually to the Federal Council on Swisscom’s progress in achieving the Strategic Goals. As in previous years, in March 2006, Swisscom filed a report stating that it is in compliance with the strategic goals set forth for the 2006-2009 period.
FFCA. On September 1, 1999, amendments to the Federal Finance Control Act (Bundesgesetz über die Finanzkontrolle) entered into force which expand the authority of the Federal Finance Control Administration (Eidgenössische Finanzkontrolle) (“FFCA”). The FFCA has financial audit and review authority in Switzerland with respect to governmental and parliamentary departments, agencies and officials and certain other entities. Under the Amendments, the FFCA gained financial audit and review authority over corporations in which the Confederation holds more than 50% of the share capital, such as Swisscom. The FFCA is required to conduct its reviews over such corporations in consultation with their Boards of Directors, and may also involve the corporations’ external and internal auditors. The FFCA is required to provide its reports, if any, on such corporations at the shareholders’ meeting as well as to the Federal Council and the Parliament’s finance committee. At the request of a joint committee (Finanzdelegation) of both chambers of the Swiss Parliament in July 2004, the FFCA submitted a number of questions to the Swisscom Board of Directors regarding the acquisition, management and sale of Swisscom’s participation in debitel AG (debitel) in June 2004. The inquiry was due to the difference of about CHF 3.3 billion between the 1999 acquisition price and the sale price. See “Item 4: Information on the Company – Divestments/Discontinued Operations.” After evaluating a report prepared by Ernst & Young, the FFCA concluded that Swisscom had at all times acted within the law and with due care. Accordingly, the FFCA refrained from instituting formal proceedings.
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
The Confederation as Customer
In the aggregate, the departments and agencies of the Swiss Government comprise Swisscom’s largest customer. In providing services to the Government, Swisscom deals with it in the same manner as with other large customers. The terms of its arrangements with the Confederation are no more favorable to Swisscom than arrangements Swisscom could obtain in arm’s length transactions between third parties. Net revenue to

Swisscom in respect of services provided to all departments and agencies of the Swiss Government, including federal universities, in the aggregate were approximately CHF 430 million in 2005. The Confederation and certain other regional and municipal governmental authorities seek competitive offers for the provision of telecommunication services from both Swisscom and its competitors.

ITEM 8: FINANCIAL INFORMATION
Financial Statements
See “Item 18: Financial Statements”.
Legal Proceedings
Swisscom is involved in a number of claims and legal proceedings incidental to the normal conduct of its businesses. Although Swisscom believes that most of these proceedings individually would not have a material adverse effect on its consolidated financial statements, in the aggregate these proceedings could have such an effect if they were decided against Swisscom.
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
Proceedings Relating to Fixed-Fixed Interconnection
In April 2000, diAx (now TDC (Sunrise) Switzerland AG or “TDC (Sunrise)”) and MCI WorldCom (now MCI Communications Switzerland) filed two separate petitions with ComCom. TDC (Sunrise) petitioned ComCom to examine whether Swisscom’s interconnection prices comply with the requirement that they be calculated on the basis of long-run incremental costs and to require Swisscom to reduce them accordingly if they do not. MCI petitioned ComCom to require Swisscom to reduce its prices for terminating, access and transit interconnection services as well as for network joining, testing and implementation services. MCI has also requested that ComCom order Swisscom to modify its standard interconnection offer in other respects and that it order injunctive relief taking effect as from January 1, 2000. On August 16, 2000, ComCom issued a temporary injunction, ordering Swisscom to grant MCI the same interconnection rates offered in its then-current standard offer, with retroactive effect to April 21, 2000, as well as all future reductions Swisscom might grant during the proceeding. In April 2001, the Competition Commission issued an expert opinion relevant for both proceedings, finding that Swisscom is not dominant in the market for transit and enquiry services, but that it does have a dominant position in the market for implementation services. In February 2003, the parties in both proceedings submitted their disputes to arbitration, but were unable to reach a settlement.
In November 2003, ComCom issued decisions in both proceedings, requiring Swisscom to lower interconnection prices with retroactive effect for the years 2000 to 2003 by 25-35%. Swisscom lodged an appeal against this decision with the Federal Court. TDC (Sunrise) and MCI also filed an appeal demanding reductions beyond those determined by ComCom. In October 2004, the Federal Court issued a decision overturning the ComCom decisions on procedural grounds and remanding the petitions for re-hearing before ComCom to reconsider the pricing issue. On June 10, 2005, the ComCom confirmed its November 2003 decision, requiring Swisscom to retroactively reduce the interconnection charges charged to TDC (Sunrise) and MCI between 2000 and 2003 by approximately 30%. ComCom required TDC (Sunrise) and MCI to reduce their own prices on a reciprocal basis. On July 13, 2005, Swisscom and TDC (Sunrise) both lodged an appeal against this decision with the Federal Court, which has yet to issue a decision. Swisscom therefore does not expect a final decision prior to mid-2006.
Tele2 and Colt have also filed petitions seeking retroactive price reductions. These petitions have been suspended pending the final decisions on the TDC (Sunrise) and Swisscom appeals to the Federal Court, which will also be determinative of Tele2 and Colt’s petitions.
TDC (Sunrise), MCI, Tele2 and Colt have also submitted complaints regarding the interconnection prices for voice services since 2004. These proceedings have also been suspended, pending a final decision regarding the prices for 2000 to 2003. Recently, Solaris Systems B.V. submitted a complaint requesting price reductions retroactice to the year 2000.

Proceedings Relating to Unbundling of the Local Loop
In connection with the adoption of the amendments to the Telecommunications Ordinance, on July 29, 2003, TDC (Sunrise) filed a petition with ComCom requiring Swisscom to offer unbundled access to its local loop and interconnection to leased lines on a cost-oriented basis and on pre-determined technical and administrative conditions. A petition for a temporary injunction ordering Swisscom to offer bitstream access and interconnection to leased lines on a cost-oriented basis was denied by ComCom. On September 24, 2003, Swisscom submitted a written statement to ComCom requesting dismissal of all claims. Swisscom believes that the amendments to the Telecommunications Ordinance, which require Swisscom to offer unbundled access to the local loop, as well as interconnection to leased lines, on a cost-oriented basis, were not adopted on proper legal grounds and are therefore not effective. Swisscom had not yet implemented these provisions, pending the adoption of corresponding amendments to the Telecommunications Act or the outcome of the legal proceedings initiated by TDC (Sunrise). On February 19, 2004, ComCom issued a decision requiring Swisscom to offer full unbundled access to its local loop. On March 22, 2004, Swisscom filed an appeal against this decision. On November 30, 2004, the Federal Court decided in favor of Swisscom and decided that the amendments to the Telecommunications Ordinance required a change to the Telecommunications Act in order to be valid. Based on the Federal Court’s decision, ComCom dismissed TDC (Sunrise)’s requests for bitstream access and interconnection to leased lines in two decisions dated February 28, 2005. TDC (Sunrise) filed an appeal against these decisions with the Federal Court, which rejected TDC (Sunrise)’s appeals on November 22, 2005 and confirmed ComCom’s findings in favor of Swisscom.
Proceedings Relating to Mobile Termination Interconnection
On June 1, 2005, Swisscom Mobile reduced its mobile termination fee from 0.335 to 0.20 CHF/minute. Thereafter, TDC (Sunrise) lowered its mobile termination fee, but only from 0.3685 to 0.2995 CHF/minute on August 1, 2005, but it has not made any further reductions. Orange reduced its mobile termination fees from 0.3695 to 0.3295 CHF/minute on January 1, 2006. Tele2, the forth mobile operator in Switzerland, has not adapted its mobile termination fee at all so far. Swisscom is of the view that the current mobile termination fees of the other mobile network operators in Switzerland are far too high in comparison with the other European countries. Swisscom is also of the view that higher mobile termination fees for its competitors are no longer justified. Accordingly, Swisscom Mobile filed petitions on December 28, 2005, and January 12, 2006, with ComCom pursuant to the Telecommunications Act requesting that Orange and TDC (Sunrise) – with whom it has concluded direct interconnection agreements – be required to offer mobile termination at conditions prevailing in the European market and in the sector, i.e., at CHF 0.20/minute. TDC (Sunrise) responded by filing a petition with ComCom on January 23, 2006, requesting that Swisscom Mobile be required to provide mobile termination on a cost-oriented basis. In turn, Swisscom Mobile amended its interconnection petition on March 3, 2006, to request that if TDC (Sunrise)’s petition is granted, TDC (Sunrise) be required to provide Swisscom Mobile with mobile termination on a cost-oriented basis as of January 1, 2006. Additionally, on February 3 and February 16, 2006, Swisscom Fixnet filed a petition with ComCom to request that TDC (Sunrise), Orange and Tele2 offer mobile termination at conditions prevailing in the European market and in the sector, i.e., at CHF 0.20/minute.
Other Regulatory Proceedings
Direct Sanctions under Swiss Antitrust Law: Under an amendment to the Swiss Antitrust Law that entered into effect on April 1, 2004, the Competition Commission was granted the power to impose direct sanctions, including monetary fines, simultaneously with the determination that a company has violated the Antitrust Law. Previously, the Competition Commission could only impose sanctions if a company violated an order of the Competition Commission subsequent to a finding of a violation of the Antitrust Law. Until March 31, 2005, a transitional regime was in place that permitted companies to avoid the imposition of direct sanctions by notifying the Competition Commission of existing restraints on competition. Swisscom notified the Competition Commission of the following pending antitrust investigations: mobile termination prices, access reselling, business customer tariff and directories services pricing and conditions. However, the Competition Commission took the position that the transitional regime would not apply to pending cases. Swisscom appealed this decision to the Appeals Commission for Competition Matters, which decided on March 18, 2005 that the transitional regime would apply also to pending cases, including the pending cases described below. The Federal Department of Economic Affairs, the competent federal department for this matter, filed an appeal against this decision with the Federal Court on May 3, 2005. Thereafter the Federal Court approved the Federal Department’s appeal in a decision dated August 19, 2005, finding that restraints on competition that are already the subject of a pending investigation could not be appealed under the transitional regime. According to this decision, the pending violation cases that had been appealed will not be automatically exempt from direct sanctions, with the exception of the investigation in connection with directories services pricing and conditions. Because this case had been closed without further consequences, the Competition Commission stated in its decision on November 11, 2004 that Swisscom Directories will not face direct sanctions.
Mobile Termination Fees. On October 15, 2002, the Competition Commission initiated proceedings against Swisscom Mobile, Orange and TDC (Sunrise) in connection with mobile termination fees. On April 7, 2006, the Secretariat of the Competition Commission has provided Swisscom Mobile with its draft decision, according to which it believes that Swisscom Mobile – but not TDC (Sunrise) or Orange – has a market-dominant position which it has supposedly abused by demanding disproportionately high termination fees. The Secretariat has indicated that it intends to propose to the Competition Commission that it impose a fine of at least CHF 489 million and has asked Swisscom Mobile to comment on the draft decision by May 22, 2006. The proposed fines relate to the period from April 1, 2004 (when a new amendment to the Swiss Antitrust Law entered into effect) to May 31, 2005 (when Swisscom Mobile lowered its mobile termination fee from CHF 0.335 to CHF 0.20). Investigations into the mobile termination fees charged by Swisscom Mobile after May 31, 2005 will continue. The fine amount could increase should the Competition Commission determine that the new mobile termination fee of CHF 0.20 is also excessive.
Swisscom Mobile is of the view that it is not dominant in the market for mobile termination and that its tariffs for mobile termination have not been abusive. Prior to lowering its mobile termination fee on June 1, 2005, Swisscom Mobile’s fee was approximately 10% lower than the fee charged by its competitors. In addition, as Swisscom Mobile customers place a higher volume of calls to their competitor’s networks than vice versa, Swisscom Mobile makes net payments to these mobile network operators, who benefit from both a higher fee and greater traffic volume.
Should the Competition Commission issue its decision in the form proposed by its Secretariat, Swisscom Mobile would appeal to the Appeals Commission for Competition Matters and, if necessary, in the final event to the Federal Court. Swisscom is currently evaluating the impact that these proceedings will have on the consolidated financial statements, which may result in the recognition of a provision in 2006 and a cash outflow in a later period. For more information, see “Item 3: Key Information — Risk Factors — Risks Related to Swisscom’s Business — The Swiss Competition Commission may require Swisscom Mobile to pay large fines and reduce its prices”.
ADSL Wholesale Prices (discounts). Following the tariff reduction for ADSL services provided to retail customers in March 2002, TDC (Sunrise) and Profitel filed a petition with the Competition Commission on March 22, 2002, alleging that Swisscom was illegally subsidizing its retail Internet service provider and abusing its market dominant position. Under current law, if Swisscom is deemed market dominant in the market for broadband services by the Competition Commission, Swisscom would have to offer its wholesale service, i.e., broadband connectivity service, on a non-discriminatory basis and at fair prices. The Competition Commission reprimanded Swisscom in a similar proceeding in 1997 when the market was not yet liberalized. As market conditions have changed drastically since then and competition for broadband services has been growing in both the wholesale and retail market, Swisscom believes that it is not market dominant in the wholesale or retail market for broadband services, nor is its behavior anti-competitive. On May 6, 2002, the Competition Commission issued a provisional order requesting that Swisscom offer its competitors the same discounts it provides its own operations as a retail Internet service provider and launched an investigation. On December 15, 2003, the Competition Commission issued a decision, in which it determined that Swisscom had abused its market-dominant position and enjoined Swisscom from giving any discounts exclusively to its operations as a retail Internet service provider. On February 2, 2003, Swisscom lodged an appeal against this decision. On June 30, 2005, the Appeals Commission for Competition Matters approved Swisscom’s appeal of February 2, 2003, annulled the Competition Commission’s decision of December 15, 2003 because there was not sufficient evidence to assume Swisscom had a dominant position and remanded the case to the Competition Commission. On October 17, 2005 the Competition Commission issued an order revoking the May 6, 2002 provisional order. This proceeding is still pending.
Access Reselling. On June 24, 2003, TDC (Sunrise) filed a petition with the Competition Commission, accusing Swisscom of abusive behavior in connection with Swisscom’s product “Talk&Surf”, under which it offered its customers a service package including PSTN/ISDN telephone connection, broadband Internet access and other services. Swisscom’s competitors currently are not able to offer their customers similar packages due to the fact that Swisscom does not offer access reselling. The Competition Commission opened a formal investigation against Swisscom on February 12, 2004 to examine whether Swisscom abuses its dominant position in the access market by not offering wholesale access reselling to its competitors. On August 2, 2004, Swisscom filed a petition to dismiss the relevant proceeding on the grounds that the Competition Commission lacks jurisdiction over the subject matter of the dispute. In a letter dated March 29, 2005, the Competition Commission informed Swisscom that it is not willing to decide separately about its jurisdiction and that it is determined to continue the investigation. On April 14, 2005, Swisscom informed the Competition Commission that it would not withdraw its petition to dismiss of August 2, 2004. This proceeding is still pending.
Business Customer Tariffs. On February 16, 2004, the Competition Commission opened an investigation to determine whether Swisscom has engaged in any abusive, anti-competitive behavior by offering its business customers lower rates than it charged its competitors on a wholesale basis (price-squeezing or predatory pricing), especially for fixed-to-mobile calls. On January 3, 2006 Swisscom responded to a questionnaire of the Competition Commission dated October 19, 2004 and requested that the investigation be closed. Additionally Swisscom argued that Swisscom Mobile have the status of a formal party in the proceeding, that this proceeding be more clearly separated from the investigation of the mobile termination prices and that an investigation be launched against TDC (Sunrise) and Orange as well, to determine whether they engage in price-squeezing or predatory pricing), especially in relation to fixed-to-mobile calls. In a letter dated January 9, 2006, the Competition Commission informed Swisscom that Swisscom Mobile would be granted the status of a party, that the subject of this investigation and the one relating to the mobile termination prices are not the same and that there is no evidence of abusive behavior by TDC (Sunrise) or Orange.
Directories Services Pricing and Conditions. On November 3, 2003, the Competition Commission launched an investigation against Swisscom Directories to determine whether it was abusing its market-dominant position by offering its directories database to third parties at prices and on conditions that prevented the third parties from using the data effectively. On November 22, 2004, the Competition Commission determined that Swisscom Directories has a market-dominant position, but decided not to pursue the matter. Swisscom wishes to have the Competition Commission reverse its determination, and on January 27, 2005 appealed the finding that it has a market-dominant position to the Appeals Commission for Competition Matters. The decision of the Appeals Commission for Competition Matters is still pending.
ADSL Wholesale Prices (price-squeezing). On October 20, 2005, the Competition Commission launched an investigation against Swisscom (Swisscom AG and Swisscom Fixnet AG) to determine whether its ADSL wholesale prices were abusively high and prevented other internet service providers from realizing sufficient profits in the retail market (price-squeezing).
Civil proceeding Office Connex. In May 2004, TDC (Sunrise) filed an action against Swisscom with the commercial (civil) court of Zurich claiming compensation of at least CHF 144,000. TDC (Sunrise) accuses Swisscom of having behaved in an abusive and discriminatory manner since TDC (Sunrise) was allegedly not able to offer the same broadband services for business customers as Swisscom or its subsidiaries. Swisscom believes that it is not dominant in the market for broadband services, that it has not behaved illegally and that therefore TDC (Sunrise)’s claim must be dismissed. The proceeding is still pending. A ruling that Swisscom is dominant in the market for broadband services may have implications for other proceedings in which Swisscom is involved.
Telehousing. At the end of 2000, six local radio operators filed a petition with OfCom requiring Swisscom Broadcast to reduce the new price schedule for its Telehousing Services (i.e. sharing of antennas and buildings for the transmission of radio signals in the FM frequency range) substantially. On October 17, 2005, the Competition Commission rendered an expert opinion finding that Swisscom Broadcast is market dominant and that the prices for its Telehousing Services are not the result of competition. Swisscom Broadcast is of the view, however, that it does not have a market dominant position in the market for Telehousing Services for the transmission of radio programs and that its prices are competitive. The outcome of this proceeding may carry implications which could affect Swisscom Broadcast’s pricing.
The risks posed by these proceedings have been heightened by the Swiss Competition Commission’s new enforcement approach indicated in its investigation of Swisscom Mobile’s mobile termination fees. The draft decision of the Secretariat of the Competition Commission may be an indication that the competition authorities are willing to strictly enforce the Antritrust Law and to impose large fines and that they may consider cost-oriented pricing as a reference under circumstances where it is difficult to determine an appropriate non-discriminatory price.

While the results of Swisscom Mobile’s mobile termination fee proceedings are not directly applicable to other cases, they may signal greater scrutiny by the Competition Commission coupled with higher potential fines. For more information, see “— Mobile Termination Prices” and “Item 3: Key Information — Risk Factors — Risks Related to Swisscom’s Business — The Swiss Competition Commission may require Swisscom Mobile to pay large fines and reduce its prices”.

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
The following table provides an overview of cash distributions made to holders of Swisscom shares and ADSs since Swisscom’s initial public offering:
Cash distributions to shareholders (in CHF million)

Year of distribution	1999	2000	2001	2002	2003	2004	2005
Relevant financial year	1998	1999	2000	2001	2002	2003	2004	Total
Dividends	809	1,103	809	728	794	861	861	5,965
Par value reductions	—	—	588	530	530	—	—	1,648
Share buy-backs	—	—	—	4,264	—	2,001	2,000	8,265

Total cash distributed	809	1,103	1,397	5,522	1,324	2,862	2,861	15,878
For additional information on dividends paid to holders of shares and ADSs in the last five years, see “Item 3: Key Information — Selected Financial Data — Dividend Information”.
( At the Annual General Meeting on April 26, 2005, Swisscom’s shareholders approved the Board of Directors’ proposal of a dividend of CHF 14 per share in respect of fiscal year 2004. The Board of Directors has proposed a dividend of CHF 16 per share in respect of fiscal year 2005, which is subject to approval by the Annual General Meeting to be held on April 25, 2006. In line with its return policy, in December 2005, Swisscom completed a share repurchase program in which it repurchased 4,764,200 shares at an average price of CHF 419.80 per share in an aggregate amount of CHF 2 billion representing 7.75% of its share capital. The Annual General Meeting to be held on April 25, 2006 will vote on a resolution to reduce Swisscom’s share capital accordingly. In March 2006, Swisscom announced that it intends to launch a share buyback in the amount of CHF 1.25 billion during the course of 2006. The share buyback is to be increased by CHF 1 billion, which will bring the total value to CHF 2.25 billion in 2006. The share buyback is to take place by distributing free options (put structure).
Owners of ADSs will be entitled to receive dividends, if any, payable in respect of the underlying shares. Cash dividends will be paid to the Depositary in Swiss francs. The Deposit Agreement provides that the Depositary will convert cash dividends received by the Depositary to U.S. dollars and, after deduction or upon payment of the fees and expenses of the Depositary relating to such conversion, make payment to the holders of ADSs in U.S. dollars. Fluctuations in the exchange rate between the Swiss francs and the U.S. dollar will affect the U.S. dollar amounts received by holders of ADSs on the conversion by the Depositary into U.S. dollars of such cash dividends. See “Item 3: Key Information — Selected Financial Data — Exchange Rate Information”.
Dividends paid to holders of shares and ADSs will be subject to Swiss withholding tax. See “Item 10: Additional Information — Taxation”.

ITEM 9: THE OFFER AND LISTING
Markets
Prior to Swisscom’s initial public offering in October 1998, there was no trading in Swisscom’s shares or American Depositary Shares (ADSs). Since October 5, 1998, the shares have been listed on the SWX Swiss Exchange (SWX) and the ADSs have been listed on the New York Stock Exchange (NYSE). The shares are included in the Swiss Market Index (SMI). The SWX was the principal trading market for the shares until July 2001 when trading in members of the SMI was transferred to virt-x Exchange Limited (virt-x).
Trading on the virt-x
Since July 2001, all trading in companies which are included in the SMI has been taking place on virt-x, although these stocks remain listed on the SWX. Virt-x is the first platform on which all European blue chips can be traded electronically and which offers integrated clearing and settlement. As an exchange domiciled in London, virt-x has the status of a “recognized investment exchange” for the purposes of the U.K. Financial Services and Markets Act 2000 and operates under the supervision of the U.K. Financial Services Authority (FSA). Originally established as a joint venture with a consortium of leading investment banks, virt-x came under full control of the SWX group in 2003. Since then, virt-x has been largely integrated into the SWX group’s management structure. Since July 1, 2005, SWX has established a new regime for shares traded on virt-x, which takes into account EU regulation of financial markets (including the EU Transparency Directive, the EU Prospectus Directive and the EU Market Abuse Directive). SWX now offers two segments on virt-x with different regulatory status (“EU Regulated Market” and “UK Exchange Regulated Market”), both operating under the supervision of the FSA. Swisscom’s shares are traded on the “EU Regulated Market” segment.
Trading on the New York Stock Exchange
As of December 31, 2005, 18,065,690 American Depositary Receipts (ADRs) were outstanding, evidencing ADSs representing 1,806,569 shares or approximately 2.94% of the Company’s outstanding share capital, and there were 27 registered holders of such ADRs.

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

	CHF per
	Ordinary Share		USD per ADS
Year Ended December 31,	High	Low	High	Low
2001	492.50	358.50	30.750	20.550
2002	519.00	360.00	31.310	24.380
2003	438.50	367.00	32.950	26.650
2004	454.75	382.50	39.900	30.000
2005	470.00	399.25	39.840	30.670

Year Ended December 31,	High	Low	High	Low
2003
First Quarter	435.00	385.50	31.85	28.05
Second Quarter	438.50	381.50	32.23	28.23
Third Quarter	402.50	367.00	29.54	26.65
Fourth Quarter	411.00	378.50	32.95	27.85
2004
First Quarter	430.00	403.00	34.68	31.91
Second Quarter	425.00	382.50	33.22	30.00
Third Quarter	434.00	402.00	34.82	32.38
Fourth Quarter	454.75	428.00	39.90	34.26
2005
First Quarter	470.00	438.50	39.84	36.72
Second Quarter	442.50	401.75	37.00	32.16
Third Quarter	431.75	410.75	34.35	31.85
Fourth Quarter	429.75	399.25	33.54	30.67
2006
First Quarter	432.75	388.00	32.94	29.88

Month ended	High	Low	High	Low
October 31, 2005	428.00	412.75	33.41	32.15
November 30, 2005	429.75	399.25	33.54	30.67
December 31, 2005	420.00	407.00	32.28	30.90
January 31, 2006	418.25	389.25	32.87	30.50
February 28, 2006	404.25	388.00	31.15	29.88
March 31, 2006	432.75	393.00	32.94	30.08

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
Borrowing Power
According to the Swiss Confederation’s Strategic Goals for Swisscom for the period 2006 to 2009, Swisscom’s net debt is restricted to a maximum of one and a half times earnings before interest, taxes, depreciation and amortization (EBITDA), as reported on a consolidated basis. Neither Swiss law nor the Articles otherwise restrict Swisscom’s power to borrow and raise funds. The decision to borrow funds is taken by or under the direction of Swisscom’s Board of Directors, and no shareholders’ resolution is required.
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
In December 2005, Swisscom completed a share repurchase program in which it repurchased 4,764,200 shares in an aggregate amount of CHF 2 billion representing 7.75% of its share capital. The Annual General Meeting to be held on April 25, 2006 will vote on a resolution to reduce Swisscom’s share capital accordingly. See “Item 8: Financial Information — Dividend Policy”.
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

An additional disclosure requirement exists under the Swiss Federal Code of Obligations, according to which Swisscom must disclose the shareholding of any individual shareholder or any group of shareholders who holds more than 5% of all voting rights and the reason for the shareholding, if known to Swisscom. Such disclosures must be made once a year in the notes to the consolidated financial statements.
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
Overview of the Corporate Governance System in Switzerland
Similar to U.S. companies, which have two governing bodies — a shareholders’ meeting and a board of directors, which typically comprises both executive directors recruited from among the executive management as well as non-executive directors — Swiss companies also have a shareholders’ meeting and a board of directors. In Swisscom’s case, all members of its Board of Directors are non-executive officers. See “Item 6: Directors, Senior Management and Employees — Directors and Senior Management — Board of Directors”. The respective roles and responsibilities of each of these governing bodies are primarily defined by Swiss law and, to a lesser extent, by the relevant company’s articles of association.
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
Exchange Controls
Other than in connection with government sanctions imposed on Sudan, the Republic of the Congo, Côte d’Ivoire, Iraq, Sierra Leone, Zimbabwe, Liberia, Myanmar (Burma), Uzbekistan and certain persons in connection with the attempt upon Rafik Hariri and certain persons and entities associated with Osama bin Laden, the Al-Qaida network, the Taliban and the late Slobodan Milosevic, there are currently no government laws, decrees or regulations in Switzerland that restrict the export or import of capital, including Swiss foreign exchange controls on the payment of dividends, interests or liquidation proceeds, if any, to non-resident holders of capital stock of Swiss corporations.

Taxation
Overview
The following is a summary of the material Swiss and United States federal income tax consequences of the ownership of Swisscom shares or ADSs by an investor that holds the shares or ADSs as capital assets. This summary does not purport to address all tax consequences of the ownership of shares or ADSs, and does not take into account the specific circumstances of any particular investors (such as e.g. tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark to market, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the voting stock of Swisscom, investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, shareholders that received their shares or ADSs as part of an employee stock option plan or otherwise as compensation or investors whose functional currency is not the U.S. dollar), some of which may be subject to special rules. This summary is based on the tax laws of Switzerland and the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, as well as on the Convention Between the United States of America and Switzerland (the “Treaty”), all of which are subject to change (or change in interpretation), possibly with retroactive effect. In addition, the summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.
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
The discussion does not address any aspects of United States taxation other than federal income taxation or any aspects of Swiss taxation other than income or profit and wealth or capital taxation. Prospective investors are urged to consult their tax advisors regarding the United States federal, state and local and the Swiss and other tax consequences of owning and disposing of the shares and ADSs.
In general, and taking into account the earlier assumptions, for Swiss tax and United States federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the owners of the shares represented by those ADRs, and exchanges of shares for ADRs, and ADRs for shares, will not be subject to Swiss tax or to United States federal income tax.
Swiss Taxation
Withholding Tax on Dividends and Distributions. Dividends paid and similar cash or in-kind distributions made by Swisscom to a holder of the shares or ADSs (including dividends on liquidation proceeds and stock dividends) are subject to a federal withholding tax (the “Withholding Tax”) at a rate of 35%. The Withholding Tax must be withheld by Swisscom from the gross distribution, and be paid to the Swiss Federal Tax Administration. The Withholding Tax is refundable in full to a Swiss resident who receives a distribution if such resident is the beneficial owner of the payment and duly reports the gross distribution received on his personal income tax return.
Income or Profit Tax on Dividends. A Swiss resident who receives dividends and similar distributions (including stock dividends and liquidation proceeds) from Swisscom is generally required to include such amounts in his personal income tax return. A Swiss shareholder who itself is a corporation may, under certain circumstances, benefit from a partial exemption of the dividend from profit taxation (Beteiligungsabzug).
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

Capital gains realized on shares held as part of the business property of a Swiss resident (whether an individual or business association) are included in the taxable income of such person. However, corporations may, under certain circumstances, benefit from a partial exemption of the dividend from profit taxation (Beteiligungsabzug).
Obtaining a Refund of Swiss Withholding Tax. Currently, Switzerland has entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with a number of countries including the United States, whereby a part of the above-mentioned Withholding Tax may be refunded (subject to the limitations set forth in such treaties).
The Treaty provides for a mechanism whereby an individual that qualifies for Treaty benefits (a “U.S. resident”) or U.S. corporations can seek a refund of the Swiss Withholding Tax paid on dividends in respect of shares of Swisscom, to the extent such withholding exceeds 15% (or 5% in case of a “qualified U.S. corporation,” i.e., a U.S. corporation holding at least 10% of the shares of a Swiss corporation and complying with Art. 22 of the Swiss–U.S. income tax treaty).
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
Furthermore, the Swiss Government has decided that, starting January 1, 2005, Swiss corporations may, alternatively, in case of a qualified U.S. corporation holding at least 10% of the shares of Swisscom and complying with Art. 22 of the Swiss–U.S. income tax treaty, apply to report dividend payments to the Swiss Federal Tax Administration and to only withhold the net amount of 5% Withholding Tax. An application form (Form 823, along with a questionnaire confirmed by a notary public or a consular officer) must be filed with the Swiss Federal Tax Administration. If approved, dividend payments for the current and the following year may be paid gross (deduction of only 5%) to the qualified U.S. corporation after having reported the payment to the Swiss Federal Tax Administration (Form 108).

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
Subject to certain limitations, the Swiss tax withheld in accordance with the Treaty and paid over to Switzerland will be creditable against the U.S. Holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to a U.S. Holder under the laws of Switzerland or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder’s United States federal income tax liability. See “— Swiss Taxation — Obtaining a Refund of Swiss Withholding Tax”, above, for the procedures for obtaining a refund of tax.
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

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Disclosures about market risk
Swisscom’s derivative financial instruments comprise primarily cross-currency interest rate swaps, interest rate swaps and foreign exchange forwards to hedge interest rate risk and foreign exchange risk with respect to USD relating to the finance lease arrangements entered into in 1997 and the cross-border lease arrangements entered into in 2000 and 2002. The remaining period of time hedged is 3 years for the finance lease arrangements entered into in 1996 and 1997 and 23 years for the arrangements entered into in 2000 and 2002. Also included are foreign exchange contracts with respect to Swisscom’s exposure to EUR and USD, which are primarily designated to hedge future transactions in connection with the purchase of mobile equipment and international call settlements. The contracts are in EUR and USD. In addition, Swisscom entered into foreign exchange contracts to hedge foreign exchange risk with respect to the Hungarian Forint (HUF) in connection with the public tender offer for the purchase of the remaining Antenna Hungária shares. The contracts expired in January and February 2006.
For additional information on Swisscom’s derivative financial instruments, see Note 31 to the consolidated financial statements.
Interest rate risk
Swisscom is subject to market rate risks due to fluctuations in interest rates. Substantially all of Swisscom’s long-term debt is in the form of fixed-rate loans with varying maturities. Accordingly, movements in interest rates could lead to fluctuations in the fair value of such debt instruments but will impact neither net income nor future cash flows. The table below provides information about Swisscom’s risk exposure associated with changing interest rates on long-term debt obligations that impact the fair value of these obligations:

CHF in millions	Expected Maturity Date					As of December 31, 2005
(except percentages)(1)	2006	2007	2008	2009	2010	Thereafter	Total	Fair value

Long term debt:
Fixed rate:
Financial liability from cross-border lease (USD) (1) (2)	1	122	30	15	37	1,269	1,474	1,961
Average interest rate (%)	7.69	7.69	7.69	7.69	7.69	7.69	7.69
Finance lease obligation (real estate) (CHF)(1)	6	6	6	6	7	451	482	894
Average interest rate (%)	6.82	6.82	6.82	6.82	6.82	6.82	6.82
Finance lease obligation (cross -border lease) (USD)(1)	23	41	135	0	0	0	199	199
Average interest rate (%)	5.51	5.51	5.51	—	—	—	5.51
Non-current financial assets:
Fixed rate:
Cross-border lease (USD) (1) (2)	1	122	8	12	20	96	1,125	1,556
Average interest rate (%)	8.20	8.20	8.20	8.20	8.20	8.20	8.20

(1)	All amounts in the table are in CHF and in millions (except percentages); the USD indication refers to the currency of the underlying exposure.

(2)	Under the terms of the agreements, Swisscom incurred debt and placed the majority of the proceeds on deposit. At December 31, 2005, the value of the financial liability from cross-border leases is CHF 1,474 million and the amount on deposit, recorded under non-current financial assets, is CHF 1,125 million. See Note 25 to the consolidated financial statements.

Foreign exchange risk
Swisscom has entered into various foreign exchange contracts to minimize the possible effect of changes in currency exchange rates on anticipated transactions. However, there is no assurance that transactions will take place. Swisscom has a net exchange exposure, in particular on international telephone settlements that are expected to be settled within one year and on the purchase of mobile equipment. At December 31, 2005, foreign exchange contracts were outstanding to purchase EUR 240 million (CHF 370 million) and to sell USD 70 million (CHF 90 million). The fair values of these contracts at December 31, 2005 and 2004 was CHF 2 million and CHF 0 million, respectively.
In addition, during 2005, Swisscom entered into foreign exchange contracts to hedge foreign exchange risk with respect to the Hungarian Forint (HUF) relating to the offering to purchase the remaining Antenna Hungária shares. At December 31, 2005, foreign exchange contracts to purchase HUF 10,624 million (CHF 65 million) were outstanding. The fair value of these contracts at December 31, 2005, was CHF 0.4 million. The transactions occurred in January 2006.
Swisscom has entered into foreign exchange contracts as hedges of USD denominated leases. The total cross-border lease obligation at December 31, 2005, amounted to CHF 549 million (CHF 635 million and CHF 740 million at December 31, 2004 and 2003, respectively). It is Swisscom’s policy to hedge all currency-related exposure (fair value risks and interest rate risks in foreign currencies) on such liabilities with foreign currency derivative instruments such as swaps and foreign exchange contracts. The terms and conditions of the swaps and foreign exchange contracts match the terms and conditions of the underlying cross-border lease obligations disclosed in Note 25 of the consolidated financial statements. Accordingly all foreign exchange gains and losses on the lease obligations are completely offset by foreign exchange gains and losses on the financial instruments. Swisscom does not engage in speculative trading using derivative instruments.
ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14: MATERIAL MODIFICATIONS
Not applicable.
ITEM 15: CONTROLS AND PROCEDURES
Swisscom performed an evaluation of the effectiveness of its disclosure controls and procedures effective as of year-end 2005. The evaluation was conducted by Swisscom’s disclosure committee, which consists of appropriate members of Swisscom’s management and is headed by Swisscom’s Chief Financial Officer and Chief Executive Officer. In designing and evaluating the disclosure controls and procedures, management and the disclosure committee recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and that management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, Swisscom’s CEO and CFO concluded as of the end of the period covered by this report that Swisscom’s disclosure controls and procedures are effective for gathering, analyzing and disclosing the information Swisscom is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.
There have been no changes in Swisscom’s internal control over financial reporting that occurred during fiscal year 2005 that have materially affected, or are reasonably likely to materially affect, Swisscom’s internal control over financial reporting.
ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT
Swisscom’s Board of Directors has determined that Othmar Vock qualifies as a financial expert within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002.
ITEM 16B: CODE OF ETHICS
On November 18, 2003, Swisscom adopted a code of ethics that applies to the CEO and CFO of Swisscom AG, the CEOs and CFOs of its group companies, the members of the Disclosure Committee and other specified senior financial, accounting or controlling officer of Swisscom. The code of ethics is published on Swisscom’s website in the section for Investor Relations Investor Relations – Corporate Governance. (http://www.swisscom.com/ghq/content/investor_relations/corporate_governance/)

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table shows, in respect of each of the last two fiscal years, information concerning the fees billed for professional services rendered by KPMG, Swisscom’s principal accountant for fiscal year 2005 and fiscal year 2004.

	Year Ended December 31,
CHF in thousands	2005	2004

Audit Fees	5,906	3,600
Audit-Related Fees	536	648
Tax Fees	21	3
All Other Fees	215	39

Total	6,678	4,290

“Audit Fees” consisted of fees billed by KPMG for services rendered in connection with the audit of Swisscom’s consolidated annual financial statements, review of interim financial statements, and other services usually provided in connection with statutory and regulatory filings.
“Audit-Related Fees” consisted of fees billed by KPMG for assurance and related services that traditionally are performed by the independent accountant, such as due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control review, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.
“Tax Fees” consisted of fees billed by KPMG for tax compliance and tax planning services, and other tax services.
“All Other Fees” consisted of fees billed by KPMG for special training services regarding new developments in financial accounting and reporting standards and providing support for reporting processes.
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
Under its charter, the Audit Committee is responsible for pre-approving all audit and non-audit services to be performed by Swisscom’s independent auditor. The Audit Committee has adopted guidelines for the pre-approval of these services. Under these guidelines, Swisscom’s independent auditor may not perform any audit or permitted non-audit service unless the Audit Committee or a designated member of the Audit Committee has pre-approved the engagement. The guidelines also set forth policies and procedures for the pre-approval of audit and permitted non-audit services. Under these policies and procedures, which are reviewed regularly and updated at least once annually, Swisscom’s independent auditor may be engaged to perform designated services in each of three categories: audit services, audit-related services, and other permitted non-audit services. The policies and procedures provide that the fee for each individual engagement in respect of a particular designated service may not exceed a Swiss franc amount, which varies in accordance with the service. In addition, the policies and procedures limit the total amount of fees that may be charged for services pre-approved in each of the four categories. If the fee for any engagement exceeds that maximum fee pre-approved for the particular service or would cause the aggregate amount of fees pre-approved for services in any category to exceed the maximum amount pre-approved for such category, the engagement must be pre-approved by the Audit Committee or a designated member of the Audit Committee.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Swisscom does not currently avail itself of any exemption from the listing standards contained in Rules 10A-3(b)(1)(iv), 10A-3(c)(3) or 10A-3(a)(3) of the Exchange Act for its Audit Committee.
ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER
AND AFFILIATED PURCHASERS
Issuer Purchases of Equity Shares

						(d) Maximum
						Number (or
						Approximate
				(c) Number of		Dollar Value) of
				Shares (or Units)		Shares (or Units)
				Purchased as Part		that May Yet Be
	(a) Total Number		(b) Average Price	of Publicly		Purchased Under
	of Shares (or		Paid per Share	Announced Plans		the Plans or
Period	Units) Purchased		(or Units) (CHF)	or Programs		Programs

1/1/05 – 1/31/05	—		—	—		—
2/1/05 – 2/28/05	—		—	—		—
3/1/05 – 3/31/05	100,000	(2)	446.19	—		—
4/1/05 – 4/30/05	2,630	(1) (2)	439.34	—		—
5/1/05 – 5/31/05	217,000	(3)	417.69	217,000	(3)	—
6/1/05 – 6/30/05	891,000	(3)	415.00	891,000	(3)	—
7/1/05 – 7/31/05	604,115	(1)(3)	424.11	604,000	(3)	—
8/1/05 – 8/31/05	526,000	(3)	423.43	526,000	(3)	—
9/1/05 – 9/30/05	906,030	(1)(3)	422.52	906,000	(3)	—
10/1/05 – 10/31/05	643,000	(3)	421.29	643,000	(3)	—
11/1/05 – 11/30/05	556,000	(3)	418.13	556,000	(3)	—
12/1/05 – 12/31/05	421,200	(1) (3)	414.37	421,200	(3)	—

Total	4,866,975		420.35	4,764,200		—

(1)	A total of 155 shares have been purchased by Swisscom Finance Ltd. in Jersey (Channel Island) within a passive asset management mandate in the Swiss Market Index.

(2)	102,620 shares have been purchased for distribution in connection with the various stock option plans for management and employees. See “Item 6: Directors, Senior Management and Employees — Share Ownership”.

(3)	On March 10, 2005, Swisscom announced a share repurchase program, in which it repurchased 4,764,200 shares in an aggregate amount of CHF 2 billion. On December 19, 2005, Swisscom completed this share repurchase program representing 7.75% of its share capital. A resolution to reduce Swisscom’s share capital accordingly will be proposed to the Annual General Meeting to be held on April 25, 2006. For more information see “Item 8: Financial Information — Dividend Policy”.

PART III
ITEM 17: FINANCIAL STATEMENTS
Not applicable.
ITEM 18: FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
To the Board of Directors
Swisscom AG
Ittigen — (Berne)
We have audited the accompanying consolidated balance sheets of Swisscom AG and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, cash flows and shareholders’ equity for the years then ended.
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the Swiss legal requirements concerning professional qualification and independence.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America, with Swiss Auditing Standards, and with the International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Swisscom AG and its subsidiaries as of December 31, 2005 and 2004 and the results of their operations and their cash flows for the years then ended, in accordance with International Financial Reporting Standards and comply with Swiss law.
International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 44 to the consolidated financial statements.
KPMG Klynveld Peat Marwick Goerdeler SA

Hanspeter Stocker	Christoph Schwarz
Swiss Certified Accountant	Swiss Certified Accountant
Auditor in Charge
Gümligen-Berne, March 6, 2006, except for Notes 43 and 44, as to which date is April 21, 2006

Report of Independent Registered Public Accounting Firm
To the Board of Directors
Swisscom AG
Ittigen — (Berne)
We have audited the accompanying consolidated balance sheet of Swisscom AG and its subsidiaries as of December 31, 2003 and the related consolidated statement of income, of cash flows and of shareholders’ equity for the year ended December 31, 2003.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Swisscom and its subsidiaries at December 31, 2003 and the results of their operations and their cash flows for the year ended December 31, 2003 in accordance with International Financial Reporting Standards and comply with Swiss law.
As discussed in Note 2.4 to the financial statements, Swisscom changed its method of accounting for Leases during 2005.
International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 44 to the consolidated financial statements.
PricewaterhouseCoopers AG

Peter Wittwer	Julie Fitzgerald
Berne, March 22, 2004, except for Note 37, which is April 19, 2005 and Note 2.4 and Note 6, which is April 21, 2006

Swisscom Consolidated income statement

		Year ended December 31
CHF in millions, except per share amount	Note	2005	2004	2003

Net revenue	6	9,732	10,057	10,026
Other income	7	260	195	231
Total		9,992	10,252	10,257
Goods and services purchased	8	1,831	1,847	1,706
Personnel expenses	9,10,11	2,173	2,194	2,266
Other operating expenses	12	1,817	1,823	1,798
Depreciation	22	1,286	1,542	1,537
Amortization	23	108	151	142
Total operating expenses		7,215	7,557	7,449
Operating income		2,777	2,695	2,808
Financial income	13	242	138	213
Financial expense	13	(160)	(272)	(226)
Equity in net income of affiliated companies	24	13	22	(9)
Income before income taxes		2,872	2,583	2,786
Income tax expense	14	(535)	(392)	(467)

Income from continuing operations		2,337	2,191	2,319

Income from discontinued operation (debitel)	37	9	(243)	(408)

Net income		2,346	1,948	1,911

Net income attributable to equity holders of Swisscom AG		2,022	1,596	1,571
Net income attributable to minority interests		324	352	340

Basic earnings per share (in CHF)

- from continuing operations		33.64	28.42	29.89
- from discontinued operation (debitel)		0.15	(3.76)	(6.16)
- net income	15	33.79	24.66	23.73

Diluted earnings per share (in CHF)

- from continuing operations		33.64	28.42	29.88
- from discontinued operation (debitel)		0.15	(3.76)	(6.16)
- net income	15	33.79	24.66	23.72
The accompanying notes form an integral part of these financial statements.
As disclosed in Note 2.4, the income statement for 2004 and 2003 has been restated following the changes in IFRS that were adopted effective January 1, 2005.

Swisscom Consolidated balance sheet

		At December 31
CHF in millions	Note	2005	2004	2003

Assets
Current assets
Cash and cash equivalents	16	1,023	2,387	3,104
Current financial assets	17	1,684	1,285	251
Trade accounts receivable	18	1,694	1,767	1,831
Inventories	19	129	120	93
Other current assets	20	709	646	636
Current tax assets		5	—	4
Non-current assets held for sale	21	5	—	—
Total current assets		5,249	6,205	5,919
Non-current assets
Property, plant and equipment	22	6,000	6,190	6,760
Goodwill and other intangible assets	23	722	416	402
Investments in affiliated companies	24	191	58	41
Non-current financial assets	17	1,163	1,275	1,337
Deferred tax assets	14	84	88	174
Total non-current assets		8,160	8,027	8,714
Assets from discontinued operation (debitel)	37	—	—	1,685

Total assets		13,409	14,232	16,318

Liabilities and equity
Current liabilities
Short-term debt	25	173	373	514
Trade accounts payable		467	511	605
Current tax liabilities		229	342	124
Accrued liabilities	26	388	214	323
Other current liabilities	27	1,478	1,247	1,167
Total current liabilities		2,735	2,687	2,733
Long-term liabilities
Long-term debt	25	2,130	1,941	2,187
Accrued pension cost	11	805	1,118	1,113
Accrued liabilities	26	580	634	409
Deferred tax liabilities	14	361	234	383
Other long-term liabilities	28	174	165	192
Total long-term liabilities		4,050	4,092	4,284
Liabilities from discontinued operation (debitel)	37	—	—	794
Total liabilities		6,785	6,779	7,811
Equity
Share capital		61	66	66
Additional paid-in capital		392	572	572
Retained earnings		7,483	8,138	7,403
Treasury stock		(2,002)	(2,002)	(1)
Fair value and other reserves		67	16	(264)
Equity attributable to equity holders of Swisscom AG		6,001	6,790	7,776
Equity attributable to minority interests		623	663	731
Total equity	30	6,624	7,453	8,507

Total liabilities and equity		13,409	14,232	16,318

The accompanying notes form an integral part of these financial statements.
As disclosed in Note 2.4, the balance sheet for 2004 and 2003 has been restated following the changes in IFRS that were adopted effective January 1, 2005.

Swisscom Consolidated cash flow statement
Cash flow statement from continuing operations

		Year ended December 31
CHF in millions	Note	2005	2004	2003

Cash flows from operating activities
Cash generated from operations	32	3,997	4,341	4,649
Interest paid		(161)	(147)	(139)
Income taxes paid		(544)	(239)	(56)
Interest received		124	110	107
Dividends received		16	1	147
Net cash provided by operating activities		3,432	4,066	4,708

Cash flows from investing activities
Capital expenditure	22,23	(1,087)	(1,136)	(1,165)
Proceeds from sale of fixed assets		53	35	33
Proceeds from the sale of discontinued operation (debitel)•	37	351	616	—
Proceeds from sale of other subsidiaries		—	—	15
Acquisition of subsidiaries, net of cash acquired	5	(303)	3	(34)
Acquisition of the remaining interest in Swisscom IT Services AG	30	—	(115)	—
Investments in affiliated companies	24	(101)	—	(11)
Proceeds from sale of affiliated companies	24	—	—	510
Proceeds from other current and non-current financial assets		856	190	52
Investments in other current and non-current financial assets		(1,186)	(947)	(33)
Other cash flow from investing activities		—	—	8
Net cash used in investing activities		(1,417)	(1,354)	(625)

Cash flows from financing activities
Repayment of finance lease obligation		(155)	(58)	(56)
Repayment of other financial liabilities		(10)	(256)	(789)
Issuance of long-term debt		13	11	16
Purchase and sale of treasury stock and options, net	10	(16)	(14)	(12)
Share buy-back	30	(1,985)	(1,882)	—
Dividends paid to shareholders of Swisscom AG	30	(861)	(861)	(794)
Dividends paid to minority interests	30	(367)	(360)	(390)
Capital reduction		—	—	(530)
Net cash used in financing activities		(3,381)	(3,420)	(2,555)

Net (decrease) increase in cash and cash equivalents		(1,366)	(708)	1,528
Cash and cash equivalents at beginning of year		2,387	3,104	1,512
Effect of exchange rate changes on cash and cash equivalents		2	(3)	18
Cash flows with discontinued operations		—	(6)	46

Cash and cash equivalent at end of year		1,023	2,387	3,104

Cash flow statement from discontinued operation (debitel)

		Year ended December 31
CHF in millions	Note	2005	2004	2003

Cash and cash equivalents at beginning of year		—	133	170
Net increase (decrease) in cash and cash equivalents	37	—	4	(50)
Effect of exchange rate changes on cash and cash equivalents		—	(6)	13
Cash and cash equivalent at closing date	37	—	131	—
Cash and cash equivalent at end of year		—	—	133

•	Net proceeds from the sale of discontinued operation (debitel) less cash and cash equivalents left in debitel amounted to CHF 485 million.
Significant non-cash investing and financing transactions are described in Note 32.
The accompanying notes form an integral part of these financial statements.

Swisscom Consolidated statement of equity
Income and expenses recognized in consolidated equity

	Year ended December 31
CHF in millions	2005	2004	2003

Currency translation of foreign Group companies	8	(21)	115
Write-off of cumulative translation losses of discontinued operation (debitel)	—	238	—
Write-off of cumulative translation losses on transfer of international carrier business	6	—	—
Write-off of cumulative translation gains from the sale of investment in Cesky Telecom	—	—	(41)
Fair value adjustments of available-for-sale investments	31	67	10
Fair value adjustments of cash flow hedges	5	2	9
Exercise of IPO LEAP’s and SuperShares	—	—	30
Tax effect on gains and losses directly recognized in equity	1	(6)	2
Gains and losses directly recognized in equity, net	51	280	125
Net income	2,346	1,948	1,911

Total recognized income and expenses for the year	2,397	2,228	2,036
Attributable to equity holders of Swisscom AG	2,073	1,876	1,696
Attributable to minority interest	324	352	340
Overview of changes in consolidated equity

	Equity	Equity
	attributable	attributable
	to equity holders	to minority	Total
CHF in millions	of Swisscom AG	interests	equity

Balance at December 31, 2002	7,299	781	8,080
Effect of changes in IAS 17	105	—	105
Balance at January 1, 2003	7,404	781	8,185
Gains and losses directly recognized in equity, net	125	—	125
Net income	1,571	340	1,911

Total recognized income and expenses for the year	1,696	340	2,036

Dividends paid	(794)	(390)	(1,184)
Capital reduction	(530)	—	(530)
Purchase of treasury stock	(31)	—	(31)
Sale of treasury stock to employees	31	—	31
Balance at December 31, 2003	7,776	731	8,507
Gains and losses directly recognized in equity, net	280	—	280
Net income	1,596	352	1,948

Total recognized income and expenses for the year	1,876	352	2,228

Dividends paid	(861)	(360)	(1,221)
Share buy-back	(2,001)	—	(2,001)
Purchase of treasury stock	(42)	—	(42)
Sale of treasury stock to employees	42	—	42
Acquisition of minority interests	—	(60)	(60)
Balance at December 31, 2004	6,790	663	7,453
Gains and losses directly recognized in equity, net	51	—	51
Net income	2,022	324	2,346

Total recognized income and expenses for the year	2,073	324	2,397

Dividends paid	(861)	(367)	(1,228)
Share buy-back	(2,001)	—	(2,001)
Purchase of treasury stock	(46)	—	(46)
Sale of treasury stock to employees	46	—	46
Acquisition of minority interests	—	3	3

Balance at December 31, 2005	6,001	623	6,624

The accompanying notes form an integral part of these financial statements.

Notes to the consolidated financial statements
1.	General information

1.1	General information about Swisscom and the consolidated financial statements

Swisscom AG is a stock corporation incorporated in Switzerland, domiciled in Ittigen (Berne). Swisscom AG and its subsidiaries (referred to as Swisscom) is the principal provider of telecommunication services in Switzerland, offering a comprehensive range of services to residential and business customers. Swisscom’s major lines of business include Fixnet, comprising the provision of national and international fixed-line voice telecommuni ca tions for residential customers and the reselling of network services to other national and international telecommunications providers; Mobile, comprising the provision of mobile voice communications and other mobile telecommunication services; Solutions, comprising national and international voice communications for business customers, leased lines, managed bandwidth services and integrated data communications solutions.

2.	Summary of significant accounting policies

2.1	Basis of presentation

The consolidated financial statements of Swisscom have been prepared in accordance with International Financial Reporting Standards (IFRS) and comply with the legal provisions of the Swiss Code of Obligations. The consolidated financial statements are based on historical cost convention except as disclosed in the accounting policies below.

Any changes in applicable accounting principles resulting from new or revised standards and interpretations are applied retrospectively, unless the transitional provisions of the standards or interpretations require prospective application.

2.2	Principles of consolidation

The consolidated financial statements of Swisscom include the operations of Swisscom AG and all its direct and indirect subsidiaries, which are controlled by Swisscom by having a voting majority or otherwise. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Control is generally presumed where Swisscom AG directly or indirectly holds more than 50% of the potential voting rights. Companies acquired or disposed of during the reporting period are included in the consolidated financial statements from the date on which control of business operations was transferred to Swisscom and excluded from the date on which control was transferred to the buyer, respectively. All intercompany balances, transactions and profits are eliminated in consolidation.

Affiliated companies and joint ventures where Swisscom has significant influence but does not have control are accounted for using the equity method and are disclosed as investments in affiliated companies. This is generally the case in companies where Swisscom AG holds 20% — 50% of the potential voting rights. Under the equity method, investments are initially recognized at cost. The purchase price is allocated to Swisscom’s share of net assets and goodwill. Goodwill is no longer amortized. If there is any indication that goodwill might be impaired then the total carrying value of the investment in the affiliate is tested for impairment. The carrying value of investments are adjusted, through the income statement, for Swisscom’s share of earnings (losses) resulting from post-acquisition activity. Transactions with affiliated companies which lead to unrealized intragroup gain or loss are proportionally eliminated in the consolidated financial statements.

A schedule with all significant subsidiaries and investments in affiliated companies is presented in Note 39.

2.3	Foreign currency translation

The consolidated financial statements are presented in Swiss francs (CHF). Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated into Swiss francs at year-end exchange rates; gains and losses are recorded in the income statement.

Assets and liabilities of subsidiaries and affiliated companies accounted for using the equity method reporting in a functional currency other than Swiss francs are translated at exchange rates prevailing at the balance sheet date. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are reported in the functional currency of the foreign entity and are translated into the reporting currency not affecting net income, using the rate prevailing on the balance sheet date. Income, cash flows and other transaction positions are translated at the average exchange rates for the period. Translation gains and losses are recorded as cumulative translation adjustments in shareholders’ equity. On disposal of a foreign entity, accumulated exchange differences are recognized in the income statement as part of the gain or loss on sale.

The exchange rates used in the consolidated financial statements were:

		Average		Average		Average
	31.12.05	2005	31.12.04	2004	31.12.03	2003

1 EUR	1.56	1.55	1.55	1.54	1.56	1.52
1 GBP	2.26	2.27	2.19	2.27	2.21	2.20
1 USD	1.32	1.25	1.14	1.24	1.24	1.34
100 HUF	0.62	0.62	0.63	0.61	0.59	0.60

2.4	New amended accounting principles

At January 1, 2005 a number of new and amendments to published International Financial Reporting Standards (IFRS) became effective for Swisscom. Outlined below are the new and amended standards which had the most significant effect on Swisscom’s net assets, financial position and results of operations:

IFRS 3 “Business Combinations”: Goodwill will no longer be amortized but tested for impairment annually. For new acquisitions the purchase price is allocated to identifiable assets and liabilities, contingent liabilities and goodwill. A substantial portion of the purchase price may be allocated to intangible assets, such as brands, customer contracts, customer relationships and licenses and amortized over the estimated economic useful lives. This new standard was applied to new acquisitions completed on or after April 1, 2004. Goodwill amortization amounted to CHF 49 million and CHF 41 million in 2004 and 2003, respectively.

IFRS 5: “Non-current Assets Held for sale and Discontinued Operations”: Non-current assets or disposal groups that are classified as held for sale are presented in the balance sheet separately at the lower of carrying value or fair value less costs to sell. Swisscom has applied this standard since January 1, 2005.

IAS 27 “Consolidated and Separate Financial Statements”: Minority interests in consolidated subsidiaries are presented in the consolidated balance sheet within shareholders’ equity. In the income statement minority’s share in net income is no longer presented as an expense but is presented separately as net income attributable to minority interests. Minority interests primarily consist of Vodafone’s 25% interest in Swisscom Mobile. As a result of the amended standard net income and equity disclosed for 2004 and 2003 are higher. In 2004 and 2003 the minority interest in net income was CHF 352 million and CHF 340 million, respectively and the minority interest in equity was CHF 663 million and CHF 731 million, respectively. The calculation of earnings per share remains unchanged.

IAS 17 “Leases”: Long-term leases of real estate must be evaluated and disclosed separately for land and building components. In 2001 Swisscom sold buildings and leased them back under different lease terms. Some of these sale and leaseback agreements are classified as finance leases under IAS 17. No distinction was made between the land and building components. These changes have been applied retrospectively. The accumulated effect in shareholders’ equity as at December 31, 2002, 2003 and 2004 amounted to CHF 105 million, CHF 107 million and CHF 109 million, respectively, and comprises reductions in the lease obligations of CHF 225 million, CHF 223 million and CHF 221 million, respectively, the carrying amount of buildings of CHF 217 million, CHF 211 million and CHF 205 million, respectively, deferred tax assets of CHF 11 million for all periods and the deferred profit from sale and leaseback transactions presented under other long-term liabilities of CHF 108 million, CHF 106 million and CHF 104 million, respectively. In the 2004 and 2003 income statement this led to higher lease expenses of CHF 14 million and CHF 15 million respectively and a reduction in other income of CHF 2 million and CHF 2 million, depreciation expense of CHF 6 million and CHF 6 million, interest expense of CHF 10 million and CHF 13 million and income tax expense of CHF 2 million and CHF 0 million, respectively. The effect on earnings per share amounted to CHF 0.03 (2003: CHF 0.03).

2.5	Cash and cash equivalents

Cash includes petty cash, cash at banks and cash on deposit. Cash equivalents include term deposits with financial institutions, with original maturity dates of three months or less.

2.6	Financial assets

Financial assets are classified as financial assets at fair value through profit or loss, available-for-sale, held—to-maturity or loans and receivables. Swisscom applies trade-date accounting for regular purchases and sales of financial assets. Theses financial assets are initially recognized at fair value, including transaction costs. Transaction costs relating to financial assets at fair value through profit or loss are expensed immediately. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

Financial assets at fair value through profit or loss

Swisscom classifies only derivative financial instruments in this category “assets held for trading”. See Note 2.24.

Available-for-sale financial assets

Financial assets intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale. These investments are included in non-current financial assets unless management has the express intention of holding these investments for less than twelve months from the end of period or unless they will need to be sold to raise operating capital, in which case they are included in current financial assets. Available-for-sale investments are subsequently carried at fair value, with all changes in unrealized gains or losses recorded in equity. When the available-for sale investment is sold, impaired or otherwise disposed of, the cumulative gains and losses previously recorded in equity are released through the income statement and presented as financial income or expense. The financial assets are assessed for possible impairment at each balance sheet date. Any available-for-sale investments that have a lower market value than carrying value for a prolonged period or are significantly below their original cost will be considered impaired. The difference between the fair value and the carrying amount is removed from equity and released to the income statement and presented as financial expense.

Financial assets held-to-maturity

Assets held-to-maturity are fixed term financial assets that Swisscom can and intends to hold until maturity. These financial assets are initially recognized at fair value and subsequently at amortized cost using the effective interest method. Foreign exchange gains and losses are recorded in the income statement. Financial assets that are held-to-maturity are assessed for possible impairment at the end of each period. An impairment charge is recorded under financial expense where there is objective evidence of impairment, such as where the issuer is in bankruptcy, default or other significant financial difficulty. Financial assets from cross-border tax lease arrangements are disclosed under assets held-to-maturity.

Loans and receivables

This position contains loans and term deposits with original maturity dates of more than three months which Swisscom provides directly to or indirectly through an agent to the borrower. The financial assets are initially recorded at fair value and subsequently at amortized cost using the effective interest method. Foreign exchange gains and losses are recorded in the income statement. The loans are assessed for possible impairment at the end of each period. An impairment charge is recorded under financial expense where there is objective evidence of impairment, such as where the borrower is in bankruptcy, default or other significant financial difficulty.

2.7	Trade accounts receivables

Trade accounts receivable are recorded at amortized cost. A provision is recorded for any doubtful receivables. Non recoverable receivables are recorded as a loss.

2.8	Inventories

Inventories consist primarily of customer equipment for resale and supplies used in constructing and maintaining Swisscom’s network. Inventories are valued at the lower of cost and net realizable value. Cost is calculated using the weighted average method. Net realizable value is the estimated sales proceeds in the ordinary course of business, less the costs of completion and selling expenses.

2.9	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Land is not depreciated.

Depreciation is computed using the straight-line method based on the following estimated useful lives which are unchanged in a year-to-year comparison:

Years

Buildings	10 – 40
Cable and ducts	14 – 20
Transmission equipment	4 – 12
Switching equipment	5 – 10
Customer premises equipment	4 – 10
Broadcasting equipment and other network assets	3 – 10
Vehicles	5 – 7
Machinery, office and auxiliary equipment	4 – 15
Information technology equipment	3 – 5
Software for technical equipment	3

If parts of property, plant and equipment have different estimated useful lives, these parts are recorded separately and depreciated accordingly. The estimated useful lives are reviewed annually and, if necessary, adjusted.

Capitalized leasehold improvements and installations in leased buildings are depreciated over the shorter of their estimated useful life and the remaining term of the lease.

Maintenance and repair costs and borrowing costs are expensed as incurred.

2.10	Business combinations and Goodwill

For acquisitions completed on or after April 1, 2004, IFRS 3 “Business combinations” is applicable and are accounted for using the purchase method. The acquisition costs include the consideration paid in exchange for control of the identifiable assets, liabilities and contingent liabilities of the acquired company. The consideration includes payments in cash as well as the fair value of the assets given and liabilities incurred or assumed as well as equity instruments issued by Swisscom at the transaction date. Acquisition costs also include any transaction costs directly attributable to the acquisition. The net assets acquired are recorded at their fair value. If Swisscom does not acquire a 100% stake in a company, then the minority interest is stated at the minority’s proportion of the fair value of the total net assets. Goodwill is the excess of the cost of the business combination over the fair value of the net assets acquired. Goodwill and fair value adjustments of net assets are recorded in the assets and liabilities of the acquired company in the local currency of the acquired company. Goodwill is not amortized, but tested for impairment annually.

For acquisitions prior to April 1, 2004, differences between the purchase price and the fair value of net assets acquired are classified as goodwill from acquisitions. Goodwill was amortized on a straight-line basis over the estimated useful life of three to five years until December 31, 2004.

2.11	Other intangible assets

Research and development costs

Research costs are expensed as incurred. Development costs are capitalized under intangible assets, if they generate probable future economic benefits. The capitalized development costs are amortized using the straight-line method over their estimated useful life. Development costs that do not fulfill the requirements for capitalization are expensed as incurred.

Software development costs

Development costs of identifiable software under Swisscom’s control are recorded as intangible assets if they will generate probable future economic benefits and are amortized using the straight-line method over their estimated useful life of three to five years. Expenditures which enhance or extend the performance of computer software programs beyond their original specifications are capitalized and added to the original cost of the software.

Other intangible assets

Other intangible assets, which comprise primarily mobile license fees and purchased software, are capitalized at cost and amortized using the straight-line method over their estimated useful life. Amortization begins when the associated asset is put into operation.

2.12	Impairment of property, plant and equipment and other intangible assets

Impairment of Goodwill

Goodwill is allocated to cash-generating units and assessed for impairment annually. An impairment loss is recorded if the recoverable amount of a cash-generating unit, which is the higher of fair value less cost to sell and value in use, is lower than the carrying amount. The value in use is based upon cash flow projections for a period of three to five years.

Impairment of property, plant and equipment and other intangible assets

If indications exist that an asset may be impaired, Swisscom determines the estimated recoverable amount. An impairment loss is recorded if the recoverable amount of an asset , which is the higher of fair value less cost to sell and value in use, is lower than the carrying amount.

2.13	Finance and operating leases

Assets acquired under leasing agreements which effectively transfer all the risks and rewards incidental to ownership are classified as finance leases. Finance leases are capitalized at amounts equivalent to the estimated net present value of the future minimum lease payments. The same amount is recorded correspondingly as a finance lease obligation. Assets under finance leases are amortized over their estimated useful lives. Gains on sale and leaseback transactions resulting in finance leases are deferred as liability and released over the lease term as other income, while losses on sale and leaseback transactions are recorded immediately. Gains and losses on sale and leaseback transactions resulting in operating leases are recorded immediately in the income statement.

2.14	Provisions

Provisions are recorded when Swisscom has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

Termination benefits

Costs relating to the implementation of workforce reduction measures are recorded in the income statement in the period when management commits itself to a plan and if it is probable that a liability has been incurred and the amount can be reasonably estimated. Conditions and the number of employees affected have to be defined. Such benefits are recorded only after an appropriate public announcement has been made specifying the terms of redundancy and the number of employees affected, or after individual employees have been advised of the specific terms.

Dismantlement and restoration costs

Swisscom has a legal obligation in Switzerland to dismantle transmitter stations and to restore the property owned by third parties on which the stations are situated, after the stations are removed. The costs associated with the dismantling of these sites are capitalized in the carrying value of property, plant and equipment and depreciated over the life of the asset. The total provision required to dismantle and restore these sites, discounted to its present value, is recorded under long-term provisions. Changes in the provision are accounted for using the cost model in accordance with IFRIC 1 “Changes in Existing Decommissioning, Restoration and Similar Liabilities”. Under the cost model, changes in the liability are either added to or deducted from the cost of the related asset. The amount deducted from the cost of the related asset shall not exceed its net carrying value. Should there be a reduction in the liability that exceeds the net carrying value of the related asset, any excess is recorded immediately in the income statement.

2.15	Treasury stock

Treasury stock is presented under shareholders’ equity. Gains or losses on the sale of treasury stock are recognized within retained earnings.

2.16	Revenue

Revenue consists principally of monthly subscription fees charged for providing access services, revenue from installation and connection fees, charges to customers for calls from the fixed and mobile networks, revenue generated by Swisscom’s business numbers, including charges for Internet services, revenue from providing network services to other telecommunications companies, revenue from national and international leased lines, as well as revenue from private network services and intranet services and the sale and maintenance of subscriber equipment. Swisscom also provides IT outsourcing services.

Revenue from subscription fees is recorded ratably over the subscription period. Revenue from installation and connection activities is recorded at the time of installation or connection, as the direct costs associated with these activities exceed the revenue.

Revenue from telephony is recorded at the time the call is made. Revenue from prepaid call cards is deferred and recorded at the time the customer makes a call. Revenue from leased lines is recorded over the rental period.

Revenue from the sale of equipment is recorded at the time of sale. Revenue from the maintenance of equipment is recorded ratably over the life of the contract.

Revenue for long-term IT outsourcing contracts is recorded based on services provided to the customer. The actual development of costs incurred and invoices issued are not relevant when recording revenue. Start-up and integration costs of new IT outsourcing transactions are accrued and recorded as expense over the contract period. The contracts are assessed at the end of each period to evaluate if the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. If the direct attributable costs exceed the expected benefits to be received the difference is recognized as a provision, whereby any accrued costs are written off first.

When Swisscom acts as principal bearing the risks and rewards in a transaction revenue is recorded on a gross basis. However, when Swisscom acts as an agent or broker on behalf of third parties, revenue is reported net of direct costs.

2.17	Other income and capitalized costs

Other income is recorded when the inflow of proceeds or other financial benefits is probable.

Swisscom’s consolidated income statement is prepared using the nature of expense method. Costs to be capitalized and expensed in future periods, such as costs capitalized on construction projects, are recognized in the income statement as other operating income with a corresponding amount included in expenses.

2.18	Stock-based compensation

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

2.19	Pension fund commitments

The expense and liability relating to the defined benefit plan are determined on an actuarial basis using the projected unit credit method, which reflects service rendered by employees to the date of valuation and incorporates assumptions concerning employees projected salaries. The latest actuarial valuation was performed using data as at December 31, 2005. Current service costs are charged to the income statement in the periods in which the services are rendered. The effects of changes in actuarial assumptions are charged or credited to the income statement over a period approximating the average expected remaining working periods of participating employees. The portion of actuarial gains and losses recorded is defined as the excess of the cumulative unrecorded actuarial gains and losses at the end of the previous reporting period over the greater of 10% of the present value of the defined benefit obligation at that date or 10% of the fair value of plan assets at that date. Past service cost attributable to plan amendments is recorded as an expense or a reduction of expense on a straight-line basis over the average period until the benefits become vested. To the extent the benefits immediately vest, the costs associated with the amendment are recorded immediately.

2.20	Customer acquisition costs

Swisscom pays commissions to dealers for the acquisition and retention of mobile subscribers. The amount of commission payable is dependent on the type of subscription. Customer acquisition costs are recorded immediately in the income statement.

2.21	Income taxes

Deferred income taxes are determined using the comprehensive liability method whereby deferred tax is recorded on all temporary differences. Temporary differences between the recoverable amount of an asset or liability used for tax purposes and that used for financial reporting purposes arise in one period and reverse in one or more subsequent periods. Deferred tax assets and liabilities are determined using the tax rates that are expected to apply when the asset is realized or the liability is settled. The deferred tax assets or liabilities are disclosed as long-term assets or liabilities with those changes being recorded in the income statement or directly in the statement of shareholder’s equity. Deferred tax assets are recorded only if it is probable that benefits will be realized in the future.

2.22	Earnings per share

Basic earnings per share are computed by dividing net income by the weighted-average number of shares outstanding for the year. The weighted-average number of shares outstanding excludes any treasury shares. Diluted earnings per share is calculated using the same method, except that the weighted-average number of shares outstanding is increased to include the number of additional shares that would have been outstanding if potential dilutive shares had been issued.

2.23	Fair value

The fair value is the amount for which an asset, liability or financial instrument could be exchanged between knowledgeable, willing and independent business parties in an arm’s length transaction. The fair value is determined based on quoted prices or by using valuation techniques such as discounted cash flow analysis.

2.24	Derivative financial instruments

Derivative financial instruments are initially recorded in the balance sheet at fair value and are subsequently re-measured at their fair value at each balance sheet date. The method of recording the resulting gain or loss is dependent on the nature of the item being hedged and the intention regarding its purchase or issue. On the date a derivative contract is entered into, Swisscom designates certain derivatives as either a hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge) or a hedge of the exposure to variability in cash flows on forecasted transactions (cash flow hedge).

Changes in the fair value of derivatives that are designated as fair value hedges are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated as cash flow hedges are recorded in the hedge reserve in equity. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or liability, the gains and losses previously recognized in equity are removed from equity and included in the initial cost of the asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or liability, the associated gains or losses that were recognized in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss.

Otherwise, amounts deferred in equity are recognized in the income statement and classified as revenue or expense in the same period or periods during which the hedged forecast transaction affects profit or loss.

Changes in the fair value of derivative instruments that do not qualify for hedge accounting under IAS 39 are recorded immediately in the income statement.

Swisscom documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific forecast transactions. Swisscom also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair value of publicly traded derivatives and trading and available-for-sale securities is based on quoted market prices at the end of the period. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the end of the period. The fair value of foreign exchange options is determined using option pricing models.

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

Financial risk management is carried out by the Group Treasury department under policies approved by the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close cooperation with the operating units. Group Treasury has guidelines approved by the Board of Directors for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk management, cash management, interest rate risk, credit risk, counterparty risk, use of derivative financial instruments and investing excess liquidity.

3.1	Foreign exchange risk

Swisscom is exposed to foreign exchange risk, being the transaction risk arising from various currency exposures primarily with respect to USD and EUR. The transaction risk is the risk arising due to currency fluctuations between the date of agreement and the actual cash flow. Swisscom uses various forward exchange contracts and options to hedge its exposure to foreign currency. Swisscom hedges its long-term leasing commitments in USD.

3.2	Interest rate risk

Interest rate risks arise from fluctuation in market rates, which could have a negative impact on the financial position of Swisscom. Changes in interest rates cause variation in interest income and expense and the fair value of financial assets and liabilities with fixed interest rates. Swisscom utilizes interest-rate-swaps to manage its interest rate risk. The use of such financial instruments did not have a material impact on the financial position, results of operations or cash flow of Swisscom.

3.3	Credit risk

Swisscom has no significant concentrations of credit risk. The Group has policies in place to ensure that products and services are sold to creditworthy customers. The danger of cluster risks is minimized by the large number of customers. Swisscom also has policies that limit the amount of credit exposure to any one financial institution.

4.	Critical accounting principles, estimates and assumptions

4.1	Critical accounting principles

When applying the relevant standards, management has the possibility to make some decisions at its own discretion. The methods of measurement below have a significant impact on the items in the financial statements:

Cash generating units for fixed and mobile networks

The recoverability of the carrying amounts of fixed and mobile networks is assessed on the level of cash generating units in accordance with IAS 36 “Impairment of Assets”. Management is of the opinion that fixed and mobile networks should be treated as separate integral units and must therefore be classified as two independent cash generating units. In order to test recoverability, individual network elements or regions are not separately assessed as cash flows cannot be allocated accordingly.

Sale and long-term leaseback of buildings

In 2001 Swisscom sold 196 buildings and entered into long-term leaseback agreements for some of these buildings. Some of the leaseback agreements were classified as finance leases in accordance with IAS 17 “Leases”. In the opinion of management, buildings classified as finance leases are special properties. The nature of these buildings is such that they cannot be used by other tenants unless major alterations are made.

4.2	Critical accounting estimates and assumptions

The most important assumptions about future developments and other sources of uncertainty which may require significant adjustments to the assets and liabilities in the subsequent period are presented below:

Goodwill

On December 31, 2005 the carrying amount of goodwill from acquisitions totaled CHF 315 million. The recoverability of goodwill is tested for impairment annually during the fourth quarter or earlier if an indication of impairment exists. The value of goodwill is primarily dependant upon projected cash flows, Swisscom’s WACC and long-term growth rates. The significant assumptions are disclosed in Note 23. An alteration to the assumptions may result in an impairment loss in subsequent years.

Pension funds

The pension liability is calculated on the basis of various financial and actuarial assumptions. The key assumptions for assessing this liability are the discount rate, future salary and pension increases and the probability of the employee reaching retirement. As of December 31, 2005, the underfunding amounted to CHF 1,727 million, whereby only CHF 805 million was recorded as a liability in the consolidated balance sheet. The liability was calculated using a discount rate of 2.6%. A reduction in the discount rate of 0.5% to 2.1% would result in an increase in the pension liability of CHF 709 million. An increase in average future salary increases of 0.5% would result in an increase in the pension liability of CHF 85 million. Pension costs were calculated on the basis of an expected return on investment of plan assets of 3.9%. A reduction in the expected return of 0.5% would result in an increase in pension costs of CHF 31 million.

Provision for dismantlement and restoration costs

A provision has been recorded for dismantlement and restoration costs of mobile stations and analog broadcast transmitter stations. As of December 31, 2005 the carrying value of this provision totaled CHF 360 million. The amount of the provision is primarily based on estimates of future costs for dismantlement and restoration and the timing of the dismantlement.

Provisions and contingent liabilities

Interconnection proceedings

Since 2000 Swisscom has been involved in proceedings with regard to interconnection prices (see Note 34). Swisscom has recorded a liability and a provision for doubtful debts for receivables on the basis of their own estimate of the possible financial consequences. Further development of the proceedings or a decision by the Federal Court may result in a different assessment of the financial consequences in subsequent years and require an increase or decrease of the recorded liability.

Proceedings before the competition commission (WEKO)

WEKO is currently leading various proceedings against Swisscom. The individual proceedings are described in Note 34. If WEKO proves that Swisscom has violated Antitrust law, they can impose sanctions. Based upon its legal assessment, Swisscom considered it unlikely that WEKO will impose sanctions. Consequently no provisions were recognized at December 31, 2005 in connection with these proceedings. Further development of the proceedings may result in a different assessment of the financial consequences in the following year and require an increase or decrease in the provision recorded. For further development since the date when the IFRS Financial Statements were issued refer to Note 43.

5.	Acquisition of subsidiaries and other significant transactions

Acquisitions in 2005

Acquisition of Antenna Hungária

On July 28, 2005 Swisscom signed an agreement for the acquisition of a 75% stake in Antenna Hungária. The company operates in the field of analog radio and television broadcasting. After obtaining the approvals from the competition authorities, Swisscom completed the purchase of a 75% stake (plus one share) in Antenna Hungária on October 25, 2005. The purchase price was CHF 293 million. On November 11, 2005 Swisscom tendered an offer to Antenna Hungária’s public shareholders for the same price per share as paid for the 75% plus one share holding i.e. HUF 5,250 per share. At the beginning of 2006, a further 23% of the shares were acquired. A squeeze-out procedure has been launched for the remaining 2% stake. Since the transaction involved a statutory obligation to make a public takeover bid to the minority shareholders, the transaction was included as a 100% acquisition in the balance sheet in accordance with IAS 32 “Financial Instruments: Presentation and Disclosure”. The purchase price of CHF 104 million for the remaining shares was recorded under other current liabilities as at December 31, 2005. The table below presents a breakdown of the values of the assets acquired in Antenna Hungária:

	Carrying		Carrying
	value prior to		value upon
CHF in millions	acquisition	Adjustment	acquisition

Cash and cash equivalents	8	—	8
Trade accounts receivable	16	—	16
Other current assets	19	—	19
Property, plant and equipment	140	96	236
Goodwill	—	138	138
Other intangible assets	8	41	49
Deferred tax liabilities	—	(22)	(22)
Trade accounts payable	(15)	—	(15)
Other short- and long-term liabilities	(26)	—	(26)
Equity attributable to minority interests	(3)	—	(3)
Purchase price			400
Less cash and cash equivalents acquired			(8)
Deferred payment of purchase price			(104)

Cash outflow			288

The purchase price of CHF 400 million includes costs directly related to the transaction for consultancy and bank fees of CHF 3 million.

Goodwill relates to the premium paid on the acquisition and reflects the growth potential of Antenna Hungária in the field of digital broadcasting. Swisscom will bring in its know-how in the area of digital broadcasting. Intangible assets include primarily contractual customer relationships. These are amortized from the date of acquisition over the estimated remaining term of the customer relationship.

Other acquisitions 2005

On June 3, 2005, Swisscom Solutions acquired a 100% stake in Celeris AG for CHF 8 million. Celeris AG is a leading supplier of Managed Security Services for secure communications via the Internet.

On July 1, 2005, Swisscom acquired a 99% stake in Medipa AG, a Swiss medical billing company for CHF 4 million. For consolidation and allocation of the purchase price Swisscom based the amounts included on a provisional balance sheet prepared by Medipa as at December 31, 2005. At the time the financial statements were prepared, Swisscom was not in a position to finalize the purchase price allocation for this transaction.

The table below shows the aggregated fair values of the assets acquired in Celeris and Medipa:

	Carrying		Carrying
	value prior to		value upon
CHF in millions	acquisition	Adjustment	acquisition

Cash and cash equivalents	4	—	4
Other current assets	13	—	13
Property, plant and equipment	1	—	1
Goodwill	—	22	22
Other intangible assets	3	5	8
Deferred tax liabilities	—	(1)	(1)
Short- and long-term liabilities	(35)	—	(35)
Purchase price			12
Less cash and cash equivalents acquired			(4)

Cash outflow			8

Goodwill relates to the premium paid on the acquisitions and reflects the synergies that can be achieved by the Group.

In 2005 deferred consideration of CHF 7 million was paid to the seller for T-Systems Card Services AG (now Accarda AG), acquired at the end of 2003.

Net revenue and results of acquired subsidiaries

The 2005 consolidated financial statements include net revenue of CHF 35 million and a net loss of CHF 4 million resulting from these acquisitions. Had these acquisitions been consolidated in Swisscom’s financial statements from January 1, 2005, Swisscom’s pro forma net revenue would have been CHF 9,870 million and net income CHF 2,343 million.

Acquisitions 2004

On September 30, 2004 Swisscom Systems AG acquired a 100% stake in Itelpro Solutions AG, a provider of services in the area of telephone communication systems. The company merged with Swisscom Systems AG in 2004.

On December 22, 2004 Swisscom Broadcast acquired a 84.4% stake in Tele Rätia AG. Tele Rätia AG provides services in connection with television and Radio broadcasting in the Canton of Graubünden. In 2005 the stake in Tele Rätia was increased to 89.7%.
On December 1, 2004, Swisscom IT Services AG acquired 100% of the shares in e4life AG.

Net revenue and results of acquired subsidiaries

The 2004 consolidated financial statements include net revenue of CHF 6 million and a net income of CHF 1 million resulting from these acquisitions. Had these acquisitions been consolidated in Swisscom’s financial statements from January 1, 2004, Swisscom’s pro forma net revenue would have been CHF 10,063 million and net income CHF 1,949 million.

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

All acquisitions were recorded in the consolidated financial statements using the purchase method and the resulting goodwill was amortized on a straight-line basis over a period of three to five years.

The table below shows the aggregated fair values of the assets acquired:

CHF in millions	2004	2003

Cash and cash equivalents	5	38
Other receivables	—	370
Other current assets	—	5
Property, plant and equipment and other intangible assets	12	10
Goodwill	—	73
Deferred tax assets	2	4
Financial liabilities	—	(256)
Accrued pension cost	—	(8)
Accrued liabilities	—	(9)
Other short- and long-term liabilities	(7)	(140)
Purchase price	12	87
Less cash and cash equivalents acquired	(5)	(38)
Deferred payment of purchase price	(10)	(15)

Cash (inflow) outflow	(3)	34

6.	Segment reporting

Effective January 1, 2005, Enterprise Solutions merged with Swisscom Solutions into a new business segment Solutions. Prior years were restated accordingly.

The “Fixnet” segment provides primarily access services to residential and business customers, fixed retail telephony traffic in respect of residential customer, wholesale traffic services offered to national and international telecommunication providers and payphone services, operator services and prepaid calling cards. Fixnet also provides leased lines, sells customer equipment and operates a directories database. On July 1, 2005 Fixnet brought its international carrier business into an affiliated company with Belgacom in which Belgacom holds 72% and Swisscom 28%. Swisscom Fixnet still recorded revenue from international incoming traffic after this transfer took place since not all contracts could be transferred to the joint venture by July 2005. The transfer of the remaining contracts is scheduled for 2006.

“Mobile” consists principally of mobile telephony, which includes domestic and international traffic for calls made in Switzerland or abroad by Swisscom’s customers and roaming by foreign operators whose customers use their mobile telephones over Swisscom’s networks. It also consists of value-added services numbers, data traffic as well as the sale of mobile handsets.

“Solutions” comprises primarily fixed-line voice telephony services to business customers, leased lines, intranet services, management of communication infrastructures and planning, construction and operation of comprehensive communication solutions.

The segment “Other” mainly comprises the Group companies Swisscom IT Services AG, Swisscom Broadcast AG, the Accarda Group, which includes Billag AG, Accarda AG (formerly Billag Card Services AG), and Medipa AG; Antenna Hungária and the Swisscom Eurospot Group.

The “Corporate” segment includes the divisions at Group Headquarters, shared services for Group companies, the real estate company Swisscom Immobilien AG and the employment company Worklink AG.

Following the sale of debitel, it is reported separately as a discontinued business. See Note 37.

Revenue from external customers mainly consists of services.

Intersegment revenue is determined on the basis of annually agreed internal transfer prices. Costs are allocated to the individual segments based on various factors determined by management. Costs relating to termination benefits are calculated per segment for the employees participating in one of the workforce reduction programs and are recorded as part of that segment’s expense. Not all of the costs relating to termination benefits recorded by the segments meet the criteria for recognition under IFRS, consequently CHF 21 million was eliminated in 2005 CHF 18 million in 2004 and CHF 106 million in 2003 in the “Corporate” segment in the consolidated financial statements.

Intragroup profits and losses may occur as a result of billing intersegment services and sales of assets. These are eliminated in the consolidated financial statements and disclosed in segment reporting in the column “Elimination”.

Segment assets include all operating assets used by a segment and comprise receivables, inventories, other current assets, property, plant and equipment and intangibles. Segment liabilities include all operating liabilities and comprise primarily accounts payable, other short – and long-term liabilities, accrued pension fund commitments and provisions.

Segment expenses include goods and services purchased, personnel costs and other operating costs less other income.

Swisscom’s operations are focused mainly in Switzerland, where it provides a full range of telecommunication services. After the sale of debitel, Swisscom has no significant business activity abroad.

2005
CHF in millions	Fixnet	Mobile	Solutions	Other	Corporate	Elimination	Total

Net revenue from external customers	4,319	3,651	1,123	571	68	—	9,732
Intersegment revenue	989	517	145	488	622	(2,761)	—
Net revenue	5,308	4,168	1,268	1,059	690	(2,761)	9,732

Goods and services purchased	(606)	(975)	(197)	(69)	—	16	(1,831)
Personnel expenses	(944)	(322)	(261)	(419)	(228)	1	(2,173)
Other operating expenses	(530)	(483)	(43)	(325)	(436)	—	(1,817)
Intersegment expenses	(1,248)	(555)	(700)	(129)	(65)	2,697	—
Other income	111	17	7	25	56	44	260
Segment expenses	(3,217)	(2,318)	(1,194)	(917)	(673)	2,758	(5,561)
Operating income before depreciation and amortization (EBITDA)	2,091	1,850	74	142	17	(3)	4,171
Margin in %	39.4	44.4	5.8	13.4	2.5	—	42.9

Depreciation and amortization	(797)	(373)	(39)	(140)	(48)	3	(1,394)

Operating income (EBIT)	1,294	1,477	35	2	(31)	—	2,777

Segment assets	4,513	2,322	343	1,274	1,021	(534)	8,939
Goodwill	17	—	4	294	—	—	315
Affiliated companies	137	2	—	2	50	—	191
Non-current assets held for sale	—	—	—	—	5	—	5
Not allocated	—	—	—	—	—	—	3,959
Total assets	4,667	2,324	347	1,570	1,076	(534)	13,409

Segment liabilities	1,387	746	503	674	1,122	(540)	3,892
Not allocated	—	—	—	—	—	—	2,893
Total liabilities	1,387	746	503	674	1,122	(540)	6,785

Capital expenditure	494	334	22	154	100	(17)	1,087
(Loss) gain on disposal of assets	(3)	(11)	2	(5)	33	—	16
Termination benefits	50	8	—	(4)	(15)	—	39
Equity in net income of affiliated companies	10	—	—	1	2	—	13

     Information on geographical regions

CHF in millions	Switzerland	International	Total

Net revenue	9,677	55	9,732
Carrying amount of assets	12,955	454	13,409
Additions to property, plant and equipment and intangible assets	1,049	38	1,087

2004
CHF in millions	Fixnet	Mobile	Solutions	Other	Corporate	Elimination	Total

Net revenue from external customers	4,555	3,679	1,279	476	68	—	10,057
Intersegment revenue	1,160	677	158	503	540	(3,038)	—
Net revenue	5,715	4,356	1,437	979	608	(3,038)	10,057

Goods and services purchased	(693)	(971)	(150)	(41)	—	8	(1,847)
Personnel expenses	(954)	(310)	(289)	(388)	(253)	—	(2,194)
Other operating expenses	(580)	(505)	(59)	(296)	(382)	(1)	(1,823)
Intersegment expenses	(1,403)	(610)	(810)	(105)	(53)	2,981	—
Other income	85	16	4	8	27	55	195
Segment expenses	(3,545)	(2,380)	(1,304)	(822)	(661)	3,043	(5,669)
Operating income before depreciation and amortization (EBITDA)	2,170	1,976	133	157	(53)	5	4,388
Margin in %	38.0	45.4	9.3	16.0	-8.7	—	43.6

Depreciation and amortization	(910)	(359)	(46)	(127)	(48)	1	(1,489)
Impairment on fixed assets	(155)	—	—	—	—	—	(155)
Operating income before goodwill amortization	1,105	1,617	87	30	(101)	6	2,744

Amortization of goodwill	(7)	—	—	(42)	—	—	(49)

Operating income (EBIT)	1,098	1,617	87	(12)	(101)	6	2,695

Segment assets	4,950	2,335	334	943	977	(553)	8,986
Goodwill	17	—	—	136	—	—	153
Affiliated companies	58	—	—	—	—	—	58
Not allocated	—	—	—	—	—	—	5,035
Total assets	5,025	2,335	334	1,079	977	(553)	14,232

Segment liabilities	1,578	604	419	598	1,249	(559)	3,889
Not allocated	—	—	—	—	—	—	2,890
Total liabilities	1,578	604	419	598	1,249	(559)	6,779

Capital expenditures	433	513	16	164	19	(9)	1,136
Depreciation and amortization	(1,072)	(359)	(46)	(169)	(48)	1	(1,693)
(Loss) gain on disposal of assets	(14)	(5)	—	(4)	7	(2)	(18)
Termination benefits	40	—	23	1	(16)	—	48
Equity in net income of affiliated companies	12	—	—	—	10	—	22

     Information on geographical regions

CHF in millions	Switzerland	International	Total

Net revenue	10,048	9	10,057
Carrying amount of assets	14,099	133	14,232
Additions to property, plant and equipment and intangible assets	1,085	51	1,136

2003
CHF in millions	Fixnet	Mobile	Solutions	Other	Corporate	Elimination	Total

Net revenue from external customers	4,601	3,511	1,426	416	72	—	10,026
Intersegment revenue	1,180	629	166	529	631	(3,135)	—
Net revenue	5,781	4,140	1,592	945	703	(3,135)	10,026

Goods and services purchased	(690)	(801)	(169)	(46)	—	—	(1,706)
Personnel expenses	(1,017)	(297)	(357)	(431)	(164)	—	(2,266)
Other operating expenses	(643)	(473)	(65)	(259)	(355)	(3)	(1,798)
Intersegment expenses	(1,411)	(599)	(880)	(111)	(70)	3,071	—
Other income	108	14	3	15	24	67	231
Segment expenses	(3,653)	(2,156)	(1,468)	(832)	(565)	3,135	(5,539)
Operating income before depreciation and amortization (EBITDA)	2,128	1,984	124	113	138	—	4,487
Margin in %	36.8	47.9	7.8	12.0	19.6	—	44.8

Depreciation and amortization	(1,076)	(310)	(75)	(123)	(56)	2	(1,638)
Operating income before goodwill amortization	1,052	1,674	49	(10)	82	2	2,849

Amortization of goodwill	(7)	—	—	(34)	—	—	(41)

Operating income (EBIT)	1,045	1,674	49	(44)	82	2	2,808

Segment assets	5,763	2,153	439	911	1,043	(734)	9,575
Goodwill	24	—	—	123	—	—	147
Affiliated companies	39	—	—	—	2	—	41
Not allocated	—	—	—	—	—	—	4,870
Discontinued operation (debitel)	—	—	—	—	—	—	1,685
Total assets	5,826	2,153	439	1,034	1,045	(734)	16,318

Segment liabilities	1,660	704	552	581	1,048	(736)	3,809
Not allocated	—	—	—	—	—	—	3,208
Discontinued operation (debitel)	—	—	—	—	—	—	794
Total liabilities	1,660	704	552	581	1,048	(736)	7,811

Capital expenditures	583	431	24	108	19		1,165
Depreciation and amortization	1,083	310	75	157	56	(2)	1,679
(Loss) gain on disposal of assets, net	(14)	(10)	—	(9)	15	—	(18)
Termination benefits	63	—	41	48	(64)	—	88
Equity in net income of affiliated companies	10	—	(13)	—	(6)	—	(9)
Information on geographical regions

			Discontinued
CHF in millions	Switzerland	International	operation (debitel)	Total

Net revenue	9,993	33	—	10,026
Carrying amount of assets	14,529	104	1,685	16,318
Additions to property, plant and equipment and intangible assets	1,149	16	—	1,165

7.	Other income

CHF in millions	2005	2004	2003

Capitalized cost	159	151	159
Gain on sale of fixed assets	38	9	21
Income from employment company Worklink (personnel hire)	15	13	10
Other income	48	22	41

Total other income	260	195	231

Capitalized cost includes labor costs related to the construction of technical equipment, construction of network infrastructure and the development of software.

Included in Other income is the amortization of the deferred gain on the sale and leaseback of buildings.

8.	Goods and services purchased

CHF in millions	2005	2004	2003

Raw material and supplies	16	14	32
Services Purchased	110	100	100
Customer premises equipment	584	520	458
National traffic fees	496	431	383
International traffic fees	625	782	716
Network fees for international subsidiaries	—	—	17

Total goods and services purchased	1,831	1,847	1,706

9.	Personnel expenses

CHF in millions	2005	2004	2003

Salaries and wages	1,625	1,607	1,632
Termination benefits	39	48	88
Salaries and wages of employment company	68	81	53
Social-security expenses	145	138	142
Pension cost. See Note 11.	185	219	257
Employee-stock-ownership program. See Note 10.	16	14	12
Other personnel expenses	95	87	82

Total personnel expenses	2,173	2,194	2,266

Termination benefits

CHF in millions	2005	2004	2003

Outplacement program PersPec	42	52	82
Partial retirement program	—	—	18
Other expenses for social plan measures	8	—	—
Revision of prior provision	(11)	(4)	(12)

Total termination benefits	39	48	88

Workforce reduction programs

Swisscom tries to help the personnel affected by workforce reduction mainly through two programs incorporated in a social compensation plan — the outplacement program PersPec and the employment company Worklink AG. In addition, Swisscom introduced a voluntary partial retirement scheme in 2001 for employees born between 1946 and 1950.

Outplacement program PersPec

In the outplacement program, employees are trained for new jobs and receive assistance in finding new employment within Swisscom or outside the Group. Employees who reach the age of 50 are entitled to stay in the outplacement program for 18 months. For all other employees this period is limited to 12 months. At the end of 2005, 2004 and 2003, 291, 411 and 723, respectively, full-time equivalent employees participated in the program. In connection with this program, Swisscom incurred expenses of CHF 42 million, CHF 52 million and CHF 82 million in 2005, 2004 and 2003, respectively. The amount of the expense relates only to the costs for those employees who are not expected to continue working for Swisscom.

Employment company Worklink AG

Employees born in 1950 or before, who have worked with Swisscom since before January 1, 1989 are entitled to transfer to Worklink AG until the age of 60 within the framework of the outplacement program. After this they may take early retirement. Employees who only fulfill one of the criteria mentioned above may only participate in Worklink AG for a maximum period of 24 months.

Worklink seeks to hire these employees out to third parties on a temporary basis. The employees receive an average of 70% of their final salary from Swisscom. The total wages and social security payments for these employees were CHF 68 million, CHF 81 million and CHF 53 million in 2005, 2004 and 2003, respectively. This includes the expenditure for the time spent in the outplacement program before their transfer to the employment company. Under IFRS these costs do not qualify for the recognition of a liability because the employment relationship with the employees has not been terminated. The average number of participants in Worklink was 498, 433 and 295 full-time equivalent employees in 2005, 2004 and 2003, respectively. At December 31, 2005, 2004 and 2003, the number of participants in Worklink was 512, 475 and 360 full-time equivalent employees, respectively.

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

10.	Stock based compensation

CHF in millions	2005	2004	2003

Expenditure for TopShare	11	10	7
Expenditure for Management Incentive Plan (MIP)	5	4	5

Total expenditure for stock based compensation	16	14	12

Swisscom offers a number of stock based plans to its non-management employees, management, members of the Executive Board and Board of Directors, as detailed below.

TopShare

TopShare is a share purchase scheme available to non-management staff. The Board of Directors determines the conditions of the scheme on an annual basis. Each year, employees are generally offered up to ten shares at preferential conditions. In 2005, 8,223 employees participated in this program. The shares purchased are subject to a one-year blocking period from the grant date, after which time they can be freely disposed of. The shares are vested upon grant date. The difference between the market value and the consideration received from employees is recognized under personnel expenses.

The market and offering price, the number of shares allocated and the expense recorded are:

	Number
	of allocated	Market price	Offering price	Cost in
Year of allocation	shares	in CHF	in CHF	CHF millions

2005	76,882	447	300	11
2004	74,921	423	290	10
2003	44,946	434	300	7

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

Each MIP package of 2003 comprises one Swisscom share and 1,000 options, where 100 options give an entitlement to one Swisscom share at the exercise price. The exercise price corresponds to the share price at the grant date. Each MIP vests immediately at grant date. The options can be exercised or sold for a two-year period following a blocking period of three years from the grant date. In 2004 MIP was transformed from an option and share plan into a share plan. The investment opportunities remain unchanged. The allocated shares are blocked for three years.

In 2005, allocated shares are the following:

	Number
	of allocated	Market price	Offering price	Cost in
Participant	shares	in CHF	in CHF	CHF millions

Board of Directors	1,386	447	246	0.3
Group Executive Board	2,158	447	246	0.4
Management	22,199	447	246	4.5
Total	25,743	447	246	5.2

In 2004, allocated shares are the following:

	Number
	of allocated	Market price	Offering price	Cost in
Participant	shares	in CHF	in CHF	CHF millions

Board of Directors	1,383	423	236	0.2
Group Executive Board	2,629	423	236	0.4
Management	20,495	423	236	2.9
Total	24,507	423	236	3.5

In 2003, allocated shares and options are the following:

	Number		Number	Exercise	Ended
	of options	Exchange	of allocated	price of	blocking	Maturity of
Participant	allocated	ratio1)	shares	options	period	options

Board of Directors	643,000	1:100	643	417.90	30.04.06	25.04.08
Group Executive Board	884,000	1:100	884	417.90	30.04.06	25.04.08
Management	7,166,000	1:100	7,166	417.90	30.04.06	25.04.08

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

11.	Retirement benefits

comPlan pension plans: Final salary plan (“Leistungsprimatplan”) and cash balance plan (“Duoprimatplan”)

The majority of Swisscom’s employees are insured for the risks of old age, death and disability by comPlan.

Up to the end of 2005 comPlan offered two pension plans. Around 4,200 employees are members of the final salary plan “Leistungsprimatplan”. Under this plan the retirement benefit is calculated in accordance with the last insured salary. The full pension of 60% of the insured salary is paid out after members have been insured for 40 years. The normal retirement age is 65 although early retirement from 60 can be agreed, whereby the pension is reduced by 1.5% for each non-insured year.

Around 14,200 employees are insured in the cash balance plan “Duoprimatplan”. Under this plan the retirement benefit is determined by the amount in the employee’s retirement savings account at the time of retirement. If an employee retires at the normal retirement age of 65, the savings account is converted into a retirement pension with an annual payment of 7.2% of the final savings account balance. If the employee takes early retirement from 60 their savings account is converted into a retirement pension at a lower rate.

On November 22, 2005, the comPlan trustees decided to amend the plans. These amendments became effective January 1, 2006. The most significant amendment was the transfer of employees insured under the final salary plan (“Leistungsprimatplan”) to the cash balance plan (“Duoprimatplan”), resulting in lower future pension benefits. These amendments resulted in Swisscom transferring CHF 288 million to comPlan in December 2005 as the estimated total amount to be credited to employee accounts in 2006.

In addition, the rates for converting savings accounts into pensions are also being reduced, and employer and employee contributions increased. Swisscom has also committed to paying additional contributions of 3.0% of the total insured salary to comPlan for a period of five years in order to build up reserves in the plan. The contributions to build up these reserves will be approximately CHF 225 million. Should comPlan however generate enough to build up these reserves from the return on its investments, Swisscom’s additional contributions can be used to fund the normal employer contributions or other pension benefits. The plan amendments resulted in a decrease in the pension liability of CHF 104 million. The reduction in the liability is conditional on future service and will therefore, starting in 2006, be amortized over the average period until the benefits become vested.

Retired employees of PUBLICA

Effective January 1, 1999, all Swisscom employees, who were members of PUBLICA (former PKB), the pension plan of the Swiss Government, were transferred to a successor plan called comPlan. All retired employees at that date remained members of PUBLICA. Swisscom settled the liability relating to these retired employees as at December 31, 1998, but in accordance with a contract with the Government retained a liability for pension indexation. In accordance with this contract, Swisscom must pay PUBLICA the difference between the actual return on plan assets and the Government prescribed discount rate increased by an account maintenance fee. At January 1, 2005 new legislation was introduced to abolish the previously guaranteed annual pension increases. In the future, the Government will determine the pension increase on an annual basis. In view of this new legislation the expected annual increase in pensions used as a basis for the calculation of the contractual liability was reduced to 0.5% at December 31, 2004. At December 31, 2005, included in the present value of obligations are CHF 173 million for these retired employees. Differences between the actual and estimated payments are recorded as part of the actuarial gain or loss. In 2003, Swisscom amended the agreement with PUBLICA. Starting from June 1, 2003, Swisscom compensated PUBLICA for their administrative costs related to these pensioners, which resulted in CHF 17 million being recognized as an expense, as it was immediately vested.

Pension plan obligation

The status of the pension plan is as follows:

CHF in millions	2005	2004	2003

Amounts recognized in the balance sheet
Present value of obligations	7,991	7,259	6,903
Fair value of plan assets	(6,264)	(5,209)	(4,893)
Benefit obligation in excess of plan assets	1,727	2,050	2,010
Unrecognized actuarial losses	(942)	(836)	(788)
Unrecognized prior service cost	20	(96)	(109)

Amounts recognized in the balance sheet	805	1,118	1,113

CHF in millions	2005	2004	2003

Movement in the liability recognized in the balance sheet
At beginning of year	1,118	1,113	1,101
Net pension cost	185	219	257
Contributions paid	(498)	(214)	(253)
Acquisition of subsidiaries	—	—	8
Balance at end of year	805	1,118	1,113

In 2003, the pensions plan obligation and plan assets increased by CHF 22 million and CHF 14 million, respectively as a result of the acquisition of T-Systems Card Services AG (now Billag Card Services AG). See Note 5.

Net periodic pension cost of the plan includes the following components:

CHF in millions	2005	2004	2003

Current service cost	174	165	182
Interest cost	224	254	255
Expected return on plan assets	(234)	(220)	(227)
Past service cost	11	11	22
Amortization of actuarial loss	10	9	25

Net pension cost	185	219	257

At December 31, 2005, 2004 and 2003, unrecognized actuarial losses exceeded the present value of the defined benefit obligation by more than 10%. From 2005 the excess amount of CHF 143 million (2004: CHF 110 million; 2003: CHF 98 million) will be recognized as a pension expense over the expected average remaining working lives of the employees. The average remaining service life per employee is 11.1 years (2004: 10.7 years; 2003: 10.7 years).

Pension plan assets

The fair value of plan assets as at December 31, 2005, 2004 and 2003 was CHF 6,264 million, CHF 5,209 million and CHF 4,893 million, respectively. The effective return on plan assets was CHF 703 million, CHF 284 million and CHF 341 million in 2005, 2004 and 2003, respectively.

The table below presents a breakdown of the various types of investment in which pension assets are invested:

	Target	31.12.05	31.12.04	31.12.03

Debt instruments (bonds)	62.5%	57.3%	58.1%	56.6%
Equity instruments (shares)	30.0%	30.4%	32.0%	30.6%
Cash and cash equivalents and other assets	—	5.5%	1.6%	0.7%
Real estate	7.5%	6.8%	8.3%	12.1%
Total pension assets	100%	100%	100%	100%

At December 31, 2005, 2004 and 2003, pension plan assets include Swisscom shares with a fair value of CHF 4.5 million, CHF 6.4 million and CHF 6.8 million, respectively.

Assumptions of actuarial calculations

The following weighted average assumptions were used in the actuarial calculation:

	2005	2004	2003

Discount rate at December 31	2.60%	3.15%	3.75%
Rate of increase in future compensation levels	2.3%	2.3%	3.1%
Expected long-term rate of return on plan assets	3.9%	4.5%	5.0%
Rate of increase in future pension contribution	0.5%	0.5%	1.0%

12.	Other operating expenses

CHF in millions	2005	2004	2003

Rent	214	230	249
Maintenance	208	225	229
Loss on disposal of fixed assets	22	27	39
Energy cost	73	60	54
Information-technology costs	161	172	174
Advertising and promotion	174	179	194
Commissions	235	225	225
Contractors and consultancy expenses	258	233	212
General and administration	174	186	183
Miscellaneous operating expenses	298	286	239

Total other operating expenses	1,817	1,823	1,798

13.	Net financial result

CHF in millions	2005	2004	2003

Financial income
Interest income	135	119	108
Dividends	8	4	4
Gain on disposal of financial assets	16	10	9
Present value adjustment on accrued liabilities	25	—	43
Impairment reversal on loans	14	—	—
Reversal of provision for cross-border tax lease arrangements	24	—	—
Foreign exchange gains	20	5	48
Other financial income	—	—	1

Total financial income	242	138	213

Financial expense
Interest expense	(141)	(140)	(153)
Present value adjustment on accrued liabilities	(10)	(24)	(5)
Impairment of available-for-sale investments	(5)	(36)	(55)
Impairment charge on loans	—	(11)	—
Creation of provision for cross-border tax lease arrangements	—	(34)	—
Other financial expenses	(4)	(27)	(13)

Total financial expense	(160)	(272)	(226)
Net financial result	82	(134)	(13)

Swisscom records a provision for the dismantlement of analog transmitter stations, which is based on the present value of future estimated costs. In 2005, Swisscom adjusted the costs and remaining useful life following a strategic revaluation of the analog transmitter stations, which resulted in an impact of CHF 25 million to the income statement and was recorded as financial income. In 2003, Swisscom extended the expected timing of the dismantlement by ten years. This resulted in a reduction of the present value of the provision by CHF 43 million, which was recorded in the income statement under present value adjustment on accrued liabilities. See Note 26.

The impairment charge in 2005 of CHF 5 million resulted from the write off of the outstanding stake in Swiss International Airlines Ltd (Swiss). An impairment charge of CHF 32 million was recorded in 2004 on the investment in Infonet Services Corp. and CHF 4 million on current other available-for-sale investments. In 2003, an impairment charge of CHF 33 million was recorded on the investment in Swiss and CHF 22 million on other available-for-sale investments. See Note 30.

Between 1996 and 2002, Swisscom entered into cross-border tax lease arrangements and committed to meet minimum credit ratings on the financial assets. Shortly before the end of 2004 the credit rating of some financial assets was downgraded by the rating agencies such that they dropped below the minimum rating agreed in the contracts. The cash value needed to restore the contractually agreed rating was estimated at CHF 34 million and a provision was created for this purpose at the end of 2004. In the third quarter of 2005 the minimum credit ratings had been finally restored at the expense of CHF 10 million. The unused provision of CHF 24 million could therefore be reversed. See Note 25.

Net interest expense was as follows

CHF in millions	2005	2004	2003

Interest income	135	119	108
Interest expense	(141)	(140)	(153)

Net interest expense	(6)	(21)	(45)

14.	Income tax expense

CHF in millions	2005	2004	2003

Current income tax expense	429	471	192
Adjustments of current tax expense of previous years	(4)	(10)	—
Deferred income tax expense (benefit)	110	(69)	275

Total income tax expense	535	392	467

Income tax expense on income before income taxes calculated on the basis of the weighted-average statutory tax rate is reconciled to the reported income tax expense as follows:

CHF in millions	2005	2004	2003

Income before income taxes	2,872	2,583	2,786
Weighted-average statutory tax rate	22.3%	22.3%	23.0%
Income tax expense at the weighted average statutory tax rate	640	576	641

Increase (decrease) in income taxes resulting from
Effect from equity in income of affiliated companies	(7)	(6)	2
Effect of capitalization of deferred tax assets not recorded in prior years	(6)	(113)	—
Effect of impairment of investment in debitel	—	—	(80)
Effect on deferred taxes due to change in tax rate	(2)	(22)	—
Effect of use of different income tax rates	(72)	(42)	(67)
Effect of tax losses not previously recognized	(6)	—	—
Effect of income taxes of other periods	(4)	(10)
Amortization of goodwill	—	11	9
Income of subsidiaries not taxable	(8)	(2)	(30)
Income not taxable	—	—	(8)

Total income tax expense	535	392	467

The weighted-average statutory tax rate includes federal, cantonal and local taxes. Taxable income in Switzerland is allocated among the cantons, and each canton has a different tax rate. In 2005, 2004 and 2003, the weighted-average statutory tax rate, calculated on the basis of the operating companies in Switzerland was 22.3%, 22.3% and 23.0%, respectively.

Deferred income tax assets relating to tax loss carry-forwards are recognized if it is probable that they can be offset against future taxable profits or other temporary differences. Deferred tax assets of CHF 6 million and CHF 113 million were recognized in 2005 and 2004, respectively. The effect of the recognition of the CHF 113 million consists of three parts. First, at December 31, 2004, Swisscom decided to merge certain of its subsidiaries, that have unrecognized loss carry forwards, with profitable subsidiaries. As a result of this proposed merger, the recognition of these loss carry forwards of CHF 79 million is probable. Second, another subsidiary utilized a previously unrecognized loss carry forward during 2004 and recorded a benefit of CHF 22 million, and third, the same subsidiary recognized a previously unrecognized deferred tax asset of CHF 12 million because recognition is probable based on recent profitability.
The tax loss carry-forwards are as follows:

CHF in millions	2005	2004	2003

Expiration in 2006	3	—	—
Expiration in 2007	10	52	52
Expiration in 2008	45	81	81
Expiration in 2009	44	148	148
Expiration in 2010	71	132	132
Expiration after 2010	186	145	86
Total tax loss carry-forwards	359	558	499
Thereof capitalized	(118)	(343)	(7)

Total non-capitalized tax loss carry-forwards	241	215	492

The tax effects of temporary differences that give rise to deferred tax assets and liabilities were as follows:

CHF in millions	2005	2004	2003

Deferred tax assets
Intangible assets	—	—	164
Accrued pension cost	98	129	118
Tax losses	25	76	2
Other assets and liabilities	28	34	27
Total deferred tax assets	151	239	311

Deferred tax liabilities
Property, plant and equipment	(281)	(266)	(398)
Intangible assets	(58)	(35)	—
Accrued liabilities	(2)	(18)	(36)
Other long-term liabilities	(54)	(62)	(65)
Other assets and liabilities	(33)	(4)	(21)
Total deferred tax liabilities	(428)	(385)	(520)

Net deferred tax liabilities	(277)	(146)	(209)

The movement in deferred tax assets and liabilities (prior to offsetting) is as follows:

		Accrued
CHF in millions	Intangible assets	pension cost	Tax losses	Other	Total

Deferred tax assets
Balance at December 31, 2002	343	119	80	25	567
Charged to income statement	(179)	(3)	(80)	(2)	(264)
Acquisition of subsidiaries	—	2	2	—	4
Reclassification	—	—	—	4	4
Balance at December 31, 2003	164	118	2	27	311
(Charged) credited to income statement	(164)	11	74	10	(69)
Acquisition of subsidiaries	—	—	—	2	2
Credited to equity	—	—	—	(5)	(5)
Balance at December 31, 2004	—	129	76	34	239
Charged to income statement	—	(31)	(51)	(5)	(87)
Credited to equity	—	—	—	(1)	(1)

Balance at December 31, 2005	—	98	25	28	151

	Property,
	plant and	Accrued	Other long-
CHF in millions	equipment	liabilities	term liabilities	Other	Total

Deferred tax liabilities
Balance at December 31, 2002	402	21	67	17	507
(Credited) charged to income statement	(4)	15	(3)	3	11
Charged to equity	—	—	—	2	2
Reclassification	—	—	—	—	—
Balance at December 31, 2003	398	36	64	22	520
(Credited) charged to income statement	(132)	(18)	(2)	14	(138)
Acquisition of subsidiaries	—	—	—	1	1
Charged to equity	—	—	—	2	2
Balance at December 31, 2004	266	18	62	39	385
Charged (credited) to income statement	2	(16)	(8)	45	23
Acquisition of subsidiaries	13	—	—	7	20

Balance at December 31, 2005	281	2	54	91	428

Deferred income tax assets and liabilities are offset when they relate to the same tax authority and tax subject. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

CHF in millions	31.12.05	31.12.04	31.12.03

Deferred tax assets	84	88	174
Deferred tax liabilities	(361)	(234)	(383)
15.	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to equity holders of Swisscom AG by the weighted average number of shares outstanding, excluding treasury stock.

	2005	2004	2003

Net income attributable to equity holders of Swisscom AG (CHF in millions)	2,022	1,596	1,571
Weighted-average number of ordinary shares issued	59,835,529	64,715,609	66,199,789

Basic earnings per share (CHF)	33.79	24.66	23.73

The difference between basic and diluted weighted-average shares results from the assumption that dilutive stock appreciation rights were exercised. All outstanding stock appreciation rights were used for purposes of calculating the weighted-average shares outstanding as they had a dilutive effect. The diluted earnings per share are calculated as follows:

	2005	2004	2003

Net income attributable to equity holders of Swisscom AG (CHF in millions)	2,022	1,596	1,571
Weighted-average number of ordinary shares issued	59,835,529	64,715,609	66,199,789
Adjustment for stock appreciation rights	—	569	40,591
Weighted-average number of ordinary shares for diluted earnings per share	59,835,529	64,716,178	66,240,380

Diluted earnings per share (CHF)	33.79	24.66	23.72

16.	Cash and cash equivalents

CHF in millions	31.12.05	31.12.04	31.12.03

Cash deposits	651	875	1,304
Term deposits with original maturity within 90 days	372	1,512	1,800

Total cash and cash equivalents	1,023	2,387	3,104

In 2005, 2004 and 2003, the weighted-average effective interest rate on short-term deposits was 0.67%, 0.29% and 0.26%, respectively. The average maturity at December 31, 2005 of the deposits outstanding was 34 days.

Cash and cash equivalents at December 31, 2005, 2004 and 2003 include the following currencies: CHF 958 million, CHF 2,254 million and CHF 3,039 million, respectively, Euro CHF 56 million, CHF 114 million and CHF 41 million, respectively, US Dollar CHF 7 million, CHF 16 million and CHF 22 million, respectively, and other currencies CHF 2 million, CHF 3 million and CHF 2 million, respectively.
17. Financial assets

		Held-to-	Available-	Derivative
	Loans and	maturity	for-sale	financial
CHF in millions	receivables	investments	instruments	instruments	Total

Balance at December 31, 2002	186	1,104	432	72	1,794
Additions	9	29	8	—	46
Disposals	(49)	(1)	(7)	—	(57)
Translation adjustments	—	(119)	1	—	(118)
Revaluation deficit included in equity. See Note 33.	—	—	(12)	—	(12)
Revaluation deficit included in income statement	(4)	(2)	(33)	(26)	(65)
Balance at December 31, 2003	142	1,011	389	46	1,588
Additions	905	141	168	—	1,214
Disposals	(132)	(1)	(25)	—	(158)
Revaluation surplus in equity. See Note 30.	—	—	40	2	42
Revaluation deficit included in income statement	(11)	—	—	(31)	(42)
Translation adjustments	2	(86)	—	—	(84)
Balance at December 31, 2004	906	1,065	572	17	2,560
Additions	1,133	110	68	8	1,319
Disposals	(793)	(200)	(250)	(16)	(1,259)
Revaluation surplus in equity. See Note 30.	—	—	58	5	63
Revaluation surplus in income statement	14	—	—	—	14
Translation adjustments	—	150	—	—	150
Balance at December 31, 2005	1,260	1,125	448	14	2,847
Less current portion	(1,222)	—	(448)	(14)	(1,684)

Total non-current financial assets	38	1,125	—	—	1,163

Financial assets at December 31, 2005, 2004 and 2003 include the following currencies: CHF 1,440 million, CHF 892 million and CHF 227 million, respectively, Euro CHF 140 million, CHF 381 million and CHF 53 million, respectively, US Dollar CHF 1,226 million, CHF 1,256 million and CHF 1,305 million, respectively, UK pounds CHF 35 million, CHF 26 million and CHF 18 million, respectively, and other currencies CHF 6 million, CHF 3 million and CHF 3 million, respectively.

Loans and receivables

CHF in millions	31.12.05	31.12.04	31.12.03

Term deposits with maturity after 90 days	1,223	593	44
Loans to purchasers of debitel	—	275	—
Loans to affiliated companies	—	6	—
Other loans and receivables	37	32	98

Total loans and receivables	1,260	906	142

In order to secure liabilities in connection with cross-border tax lease arrangements fixed term assets totaling CHF 129 million could not be freely disposed of on December 31, 2005.
In connection with the sale of the discontinued operation (debitel) Swisscom granted the buyer vendor loan notes with a total value of EUR 210 million. The loan was initially recognized at fair value and subsequently the effective interest rate method was applied. The purchaser prematurely repaid the entire loan in the first half year of 2005. The payment of CHF 351 million includes the repayment of the nominal value of the loan and the contractually agreed accrued interest. A gain of CHF 59 million resulted from the early repayment of these loans and was recorded under discontinued operation (debitel).

Financial assets held-to-maturity

CHF in millions	31.12.05	31.12.04	31.12.03

Financial assets from cross-border tax lease arrangements	1,125	952	1,011
Other financial assets	—	113	—

Total financial assets held-to-maturity	1,125	1,065	1,011

Financial assets available-for-sale

CHF in millions	31.12.05	31.12.04	31.12.03

Shares	269	200	106
Bonds	89	65	26
Other investments	90	307	257

Total financial assets available-for-sale	448	572	389

In 2005 the investments in Infonet und Intelsat were sold for CHF 229 million. A gain of CHF 16 million was made on the disposals and was recorded in financial income. In 2004 and 2003 the gain on the sale of investments totaled CHF 10 million and CHF 9 million, respectively.

The impairment charge of CHF 5 million in 2005 resulted from the write off of the outstanding stake in Swiss International Airlines Ltd (Swiss). An impairment charge of CHF 32 million was recorded in 2004 on the investment in Infonet Services Corp. and CHF 4 million on other available-for-sale investments. In 2003, an impairment charge of CHF 33 million on the investment in Swiss and CHF 22 million on other available-for-sale investments was recognized.

Derivative financial instruments

CHF in millions	31.12.05	31.12.04	31.12.03

Derivatives related to cross-border tax lease arrangements	12	15	37
Other derivative financial instruments	2	2	9

Total derivative financial instruments	14	17	46

Derivative financial instruments comprise cross-currency interest rate swaps, interest rate swaps and forward exchange contracts. See Note 31.

18.	Trade accounts receivable

CHF in millions	31.12.05	31.12.04	31.12.03

Trade accounts receivable, gross	1,852	1,935	2,017
Allowance for bad debts	(158)	(168)	(186)

Total trade accounts receivable, net	1,694	1,767	1,831

19.	Inventories

CHF in millions	31.12.05	31.12.04	31.12.03

Raw material and supplies	72	54	67
Customer premises equipment for resale	87	97	77
Work in progress	23	16	9
Total inventories, gross	182	167	153
Allowance for obsolete and slow-moving items	(53)	(47)	(60)

Total inventories, net	129	120	93

Goods and services purchased includes a net increase in the provision for obsolete and slow moving items of CHF 6 million, a net release of the provision of CHF 13 million and a net increase of CHF 15 million in 2005, 2004 and 2003 respectively. In 2005 2004 and 2003, inventory totaling CHF 594 million, CHF 547 million and CHF 475 million was recorded as expense, respectively.

20.	Other current assets

CHF in millions	31.12.05	31.12.04	31.12.03

Other receivables and accrued income	318	235	207
Other receivables from collecting activities (Accarda Group)	390	409	428
Interest receivable	1	2	1

Total other current assets	709	646	636

21.	Non-current assets held for sale

Non-current assets held for sale includes the carrying amount of a real estate of CHF 5 million which will probably be sold in the first half-year of 2006. The scheduled sale is part of Swisscom Immobilien AG’s plan to optimize use of buildings.

22.	Property, plant and equipment

			Vehicles and
	Land and	Technical	other	Assets under
CHF in millions	buildings	equipment	equipment	construction	Total

At cost
Balance at December 31, 2002	2,983	20,433	2,235	200	25,851
Additions	3	566	244	255	1,068
Disposals	(57)	(777)	(214)	—	(1,048)
Reclassifications	(1)	163	7	(169)	—
Acquisition/disposal of subsidiary, net	—	(2)	17	—	15
Balance at December 31, 2003	2,928	20,383	2,289	286	25,886
Additions	8	570	150	305	1,033
Disposals	(60)	(1,557)	(138)	—	(1,755)
Reclassifications	3	327	(109)	(229)	(8)
Acquisition of subsidiaries	—	1	—	—	1
Translation adjustments	—	(2)	—	—	(2)
Balance at December 31, 2004	2,879	19,722	2,192	362	25,155
Additions	11	385	167	334	897
Adjustment of dismantlement and restoration costs	—	27	—	—	27
Disposals	(20)	(834)	(162)	—	(1,016)
Reclassifications	1	182	136	(333)	(14)
Acquisition of subsidiaries	73	117	20	27	237
Reclassification as non-current assets held for sale	(27)	—	—	—	(27)
Translation adjustments	1	6	1	—	8
Balance at December 31, 2005	2,918	19,605	2,354	390	25,267

Accumulated depreciation
Balance at December 31, 2002	2,105	15,124	1,348	—	18,577
Depreciation	38	1,233	266	—	1,537
Disposals	(50)	(752)	(193)	—	(995)
Reclassifications	—	10	(10)	—	—
Acquisition/disposal of subsidiary, net	—	(2)	9	—	7
Balance at December 31, 2003	2,093	15,613	1,420	—	19,126
Depreciation	32	1,092	263	—	1,387
Impairment	—	155	—		155
Disposals	(46)	(1,534)	(122)	—	(1,702)
Reclassifications	—	99	(99)	—	—
Translation adjustments		(1)	—	—	(1)
Balance at December 31, 2004	2,079	15,424	1,462	—	18,965
Depreciation	36	1,026	224	—	1,286
Disposals	(15)	(805)	(140)	—	(960)
Reclassifications	1	—	(7)	—	(6)
Reclassification as non-current assets held for sale	(22)	—	—		(22)
Translation adjustments	—	3	1	—	4
Balance at December 31, 2005	2,079	15,648	1,540	—	19,267

Net book value

At December 31, 2005	839	3,957	814	390	6,000
At December 31, 2004	800	4,298	730	362	6,190
At December 31, 2003	835	4,770	869	286	6,760
At December 31, 2002	878	5,309	887	200	7,274

Property, plant and equipment includes:

CHF in millions	31.12.05	31.12.04	31.12.03

Technical equipment acquired under finance lease
At cost	566	566	567
Accumulated depreciation	(506)	(453)	(399)

Net book value	60	113	168

Buildings relating to the sales leaseback
At cost	957	957	957
Accumulated depreciation	(506)	(491)	(476)

Net book value	451	466	481

For further information on adjustments for costs of dismantlement and restoration see Note 26.

Impairment of fixed assets in the international carrier service business in 2004

As a result of increased competition in the international termination and transit business, which resulted in a decline of prices and margins, Swisscom reassessed its strategy in this business area. Swisscom entered into discussions with Belgacom in 2004 and, in February 2005, signed an agreement with them whereby both Fixnet and Belgacom agreed to transfer their international wholesale businesses into a newly formed company with effect from July 1, 2005. Fixnet has a minority stake in this new company. As a result of the planned transfer, this business was redefined as an independent cash generating unit in 2004. Swisscom recorded an impairment charge of CHF 155 million relating to the assets of the business, which are primarily long-term utilization rights to sea cables. This impairment charge, which was recorded in the Fixnet segment, represents the difference between the carrying value of the assets of CHF 190 million and the value in use of CHF 35 million. The value in use amount represents the forecasted cash flows discounted at 10.9% and approximated the value at which the assets were to be transferred into the new Company.

23.	Goodwill and other intangible assets

			Other
		Internally	intangible	Other
		generated	assets from	intangible
CHF in millions	Goodwill	software	acquisitions	assets	Total

At cost
Balance at December 31, 2002	150	201	—	205	556
Additions	—	33	—	64	97
Disposals	—	(6)	—	(3)	(9)
Reclassifications	—	(2)	—	2	—
Acquisition of subsidiaries	73	—	2	—	75
Translation adjustments	2	—	—	4	6
Balance at December 31, 2003	225	226	2	272	725
Additions	55	27	—	76	158
Disposals	—	(1)	—	(20)	(21)
Reclassifications	—	5	—	3	8
Acquisition of subsidiaries	—	—	11	—	11
Balance at December 31, 2004	280	257	13	331	881
Set off against accumulated amortization	(127)	—	—	—	(127)
Additions	—	17	—	173	190
Disposals	—	(10)	—	(6)	(16)
Reclassifications	—	10	—	4	14
Acquisition of subsidiaries	160	—	57	—	217
Translation adjustments	2	—	—	1	3
Balance at December 31, 2005	315	274	70	503	1,162

Accumulated amortization
Balance at December 31, 2002	36	97	—	54	187
Amortization	41	65	1	35	142
Disposals	—	(5)	—	(2)	(7)
Reclassifications	—	(1)	—	1	—
Translation adjustments	1	—	—	—	1
Balance at December 31, 2003	78	156	1	88	323
Amortization	49	44	1	57	151
Disposals	—	(1)	—	(8)	(9)
Reclassifications	—	1	—	(1)	—
Balance at December 31, 2004	127	200	2	136	465
Set off against cost	(127)	—	—	—	(127)
Amortization	—	38	4	66	108
Disposals	—	(8)	—	(4)	(12)
Reclassifications	—	—	—	6	6
Translation adjustments	—	—	—	—	—
Balance at December 31, 2005	—	230	6	204	440

Net book value
At December 31, 2005	315	44	64	299	722
At December 31, 2004	153	57	11	195	416
At December 31, 2003	147	70	1	184	402
At December 31, 2002	114	104	—	151	369

There are no accumulated impairments on goodwill. Goodwill from the acquisition of affiliated companies is disclosed under investments in affiliated companies.

Pursuant to the introduction of IFRS 3 “Business Combinations” starting 2005, goodwill is no longer subject to amortization, but is tested for impairment annually.

Impairment test of goodwill

Goodwill amounts are allocated to the cash generating units below. Apart from goodwill no intangible assets with an unlimited useful life are recognized in the balance sheet.

Allocation of goodwill to the cash generating units is as follows:

CHF in millions	31.12.05	31.12.04	31.12.03

Antenna Hungária	138	—	—
Swisscom IT Services	96	96	61
Other cash generating units	81	57	86

Total goodwill	315	153	147

The value of goodwill was tested in the fourth quarter after business planning had been completed. In 2005, 2004 and 2003 no impairments were recorded or reversed. The valuation methods and significant assumptions for the impairment test of Antenna Hungária and Swisscom IT Services, which account for a major portion of goodwill, are presented below:

Antenna Hungária

The recoverable amount of the cash-generating unit was calculated on the basis of value in use using the discounted cashflow (DCF) method. Future cashflows were forecasted in line with the five-year business plan approved by the Board of Directors. The discount rate on the scheduled weighted average cost of capital (WACC post-tax) after tax totals 8.6%. WACC pre-tax was 9.75%. The terminal value was calculated using a long-term growth rate of 1.5%. Swisscom considers the business plan and long-term growth rates to be appropriate in view of the launch of terrestrial digital television broadcasting and the current level of inflation in Hungary. The net carrying value of the cash generating unit approximated the value in use.

Swisscom IT Services

The recoverable amount of the cash-generating unit was calculated on the basis of value in use using the discounted cashflow (DCF) method. Future cashflows were forecasted in line with the three-year business plan approved by the Board of Directors. The discount rate on the scheduled weighted average cost of capital (WACC post-tax) after tax totals 7.0%. WACC pre-tax was 8.7%. The terminal value was calculated using a long-term growth rate of 1.0%. The growth rate applied in order to calculate cashflows beyond the business plan is the growth rate normally assumed for the country or market. Even if the key assumptions, discount rate or long-term growth rates were to change significantly, the value in use still exceeded the net carrying value of the cash generating unit.

24.	Investments in affiliated companies

CHF in millions	2005	2004	2003

Net carrying value
Balance at January 1	58	41	682
Additions	137	—	17
Disposals	(8)	—	(511)
Dividends received	(9)	(5)	(135)
Equity in net result of operations	13	22	69
Loss on disposal	—	—	(78)
Translation adjustments	—	—	(3)

Balance at December 31	191	58	41

Additions and equity in net income of affiliated companies

Transfer of international carrier business

On February 23, 2005 Belgacom and Swisscom signed an agreement to form an affiliated company in which Belgacom holds 72% and Swisscom 28%. On July 1, 2005 Fixnet brought its international carrier business, valued at CHF 36 million, into the newly founded company in return for 28% of the share capital. Swisscom Fixnet still recorded revenue from international incoming traffic after this transfer took place since not all contracts could be transferred to the joint venture by July 2005. The transfer of the remaining contracts is scheduled until 2007. A gain of CHF 4 million was made on the transaction and recorded in financial income.

Acquisition of a 49% stake in Cinetrade

On April 8, 2005, Swisscom acquired a 49% stake in CT Cinetrade AG, a Swiss media company whose activities include a Pay TV channel, video and DVD film rights and cinema management. Parallel to this acquisition Swisscom entered into an agreement with the seller allowing both parties to obtain or give up control of the company, dependent of decisions by the Regulator.

Other additions

Additions for 2003 of CHF 17 million primarily comprise a capital increase at AUCS.

Equity in net result of operations

In addition to the above, equity in net result of affiliated companies comprises Swisscom’s share of net income from PubliDirect, AUCS and Cesky Telecom for the period up to its sale in December 2003. At December 31, 2002 Swisscom recorded its share of liquidation costs which were expected to be incurred by AUCS. In 2003, a portion of this liability, which was no longer required, was reversed to income.

Dividends received

Dividends received totaled CHF 9 million and CHF 5 million in 2005 and 2004, respectively, are attributable mainly to the dividend paid by PubliDirect. Dividends received of CHF 135 million in 2003 comprise primarily an extraordinary dividend of CHF 121 million received from Cesky Telecom prior to its sale.

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

Selected aggregated key data

The following schedule provides selected aggregated key data of affiliated companies and joint ventures.

CHF in millions	2005	2004	2003

Income statement
Net revenue	994	134	313
Total operating expenses	(960)	(96)	(422)
Operating income (loss)	34	38	(109)
Net income (loss)	27	30	(115)

Balance sheet (at end of year)
Current assets	758	152	119
Non-current assets	268	54	56
Current liabilities	(689)	(41)	(45)
Long-term liabilities	(48)	(34)	(36)

Equity	289	131	94

25.	Financial liabilities

CHF in millions	31.12.05	31.12.04	31.12.03

Finance lease obligation	29	135	60
Short-term bank credit (Accarda Group)	—	—	256
Short-term loans payable to affiliated companies	—	6	3
Derivative financial instruments	142	232	195
Other short-term financial liabilities	2	—	—
Total short-term financial liabilities	173	373	514

Financial liability from cross-border tax lease arrangements	1,474	1,262	1,339
Finance lease obligation	652	679	848
Other long-term financial liabilities	4	—	—
Total long-term financial liabilities	2,130	1,941	2,187

Total financial liabilities	2,303	2,314	2,701

Financial liabilities at December 31, 2005, 2004 and 2003 include the following currencies: CHF 624 million, CHF 720 million and CHF 1,311 million, respectively, US Dollar CHF 1,673 million, CHF 1,594 million and CHF 1,390 million, respectively and other currencies CHF 6 million, CHF 0 million and CHF 0 million, respectively.

Weighted average interest rates of financial liabilities

CHF in millions	2005	2004	2003

Short-term bank credit (Accarda Group)	—	1.08%	—
Short-term loans payable to affiliated companies	—	1.29%	2.13%
Finance lease obligation	6.44%	6.29%	5.16%
Financial liability from cross-border tax lease arrangements	7.69%	7.36%	6.71%

Financial liabilities from cross-border tax lease arrangements

Between 1996 and 2002, Swisscom entered into cross-border tax lease arrangements under the terms of which parts of its fixed and mobile networks were to be sold or leased long-term to US Trusts and leased back with terms of up to 30 years. Swisscom has an early buyout option on these assets after a contractually agreed period.

The financial liabilities are based on Lease and Leaseback transactions from the years 1999, 2000 and 2002. The finance lease obligation from the year 1996 was repaid in 2005. The Sale and Leaseback transactions concluded in the year 1997 are presented as a finance lease obligation.

Swisscom defeased a major part of the lease obligations through highly rated financial assets and payment undertaking agreements. The financial assets were irrevocably placed with trusts. The payment undertaking agreements were signed with financial institutions with minimal credit risk. In accordance with Interpretation SIC-27 “Evaluating the substance of transactions involving the legal form of a lease”, these financial assets or payment undertaking agreements and the liabilities in the same amount are offset in the balance sheet because the criteria for offsetting assets and liabilities are met. One of the transactions entered into in 2000 does not meet the conditions of SIC-27 and is consequently reported in the balance sheet as a long term financial asset and a corresponding long term financial liability.

As of December 31, 2005 the assets and liabilities resulting from these transactions totaled USD 3,732 million (CHF 4,908 million) and USD 3,996 million (CHF 5,258 million) respectively. Of this amount USD 2,878 million (CHF 3,785 million) are not reported in the balance sheet in accordance with SIC-27. Of the liabilities reported in the amount of CHF 1,474 million (previous year: CHF 1,262 million), CHF 1,125 million (previous year: CHF 952 million) are covered by financial assets.

The gains from the transactions were recorded as financial income in the period the transactions were closed.

In the transaction concluded in 2002 Swisscom entered into a contingent liability in favor of the investors. The “Standby-Letter-of-Credit” issued serves as a security for any financial claim that the investors may assert in the event of the transaction being terminated prematurely due to the fault of Swisscom. A provision has been created for future costs in 2002. Swisscom is obliged to issue further Standby-Letters of Credit if the Swiss Confederation gives up its majority shareholding in Swisscom.

In connection with these lease transactions Swisscom committed to meet minimum credit ratings. Shortly before the end of 2004 the credit rating of some financial assets was reduced by the rating agencies such that they had dropped below the minimum rating agreed in the contracts. Swisscom estimated it would cost CHF 34 million to restore the minimum rating required. As a result, in 2004 a provision was recorded as financial expense. In the third quarter of 2005 the minimum credit ratings could be finally restored at the expense of CHF 10 million. The unused provision of CHF 24 million was therefore reversed.

Future minimum payments resulting from cross-border tax lease arrangements are due as follows:

CHF in millions	31.12.05	31.12.04	31.12.03

Within one year	77	73	65
Within 1-2 years	261	63	75
Within 2-3 years	124	222	64
Within 3-4 years	19	104	237
Within 4-5 years	138	16	108
After 5 years	3,247	2,847	3,016
Total future payment commitments	3,866	3,325	3,565
Less future interest charges	(2,396)	(2,068)	(2,232)
Total liability from cross-border tax lease arrangements	1,470	1,257	1,333
Fair value adjustments	4	5	6
Long-term liability from cross-border tax lease arrangements	1,474	1,262	1,339

Liabilities from finance leases

The sale and leaseback transactions discussed above are reported in the balance sheet as liabilities from finance leases. The maturity dates of liabilities relating to these are included in the table below.

In 2001, Swisscom entered into two agreements for the sale of real estate and at the same time entered into long term agreements to lease back part of the sold property space. A number of the leaseback agreements qualify as finance leases. The gain of CHF 127 million on the sale of these properties has been deferred and will be released to the income statement in other income over the individual lease terms. The liability relating to these finance leases is included in the table below. The remaining buildings have been leased back under operating leases over periods ranging from 5 to 20 years. In 2005, 2004 and 2003 contingent rental payments of CHF 1 million, CHF 1 million and CHF 1 million, respectively, were recorded as rental expense.

Future minimum payments relating to these transactions fall due as follows:

CHF in millions	31.12.05	31.12.04	31.12.03

Within one year	70	210	105
Within 1-2 years	87	81	208
Within 2-3 years	170	95	69
Within 3-4 years	37	167	84
Within 4-5 years	37	52	162
After 5 years	1,361	1,812	1,445
Total future payment commitments	1,762	2,417	2,073
Less future interest charges	(1,087)	(1,631)	(1,212)
Total finance lease obligations (according to contract)	675	786	861
Fair value adjustments	1	7	18
Accrued interest	5	21	29
Total finance lease obligations	681	814	908
Less current portion	(29)	(135)	(60)

Long-term finance lease obligation	652	679	848

The present value of finance lease liabilities is as follows:

CHF in millions	31.12.05	31.12.04	31.12.03

Within one year	29	137	59
Within 1-2 years	47	29	145
Within 2-3 years	135	43	28
Within 3-4 years	6	119	45
Within 4-5 years	7	8	127
After 5 years	451	450	457

Total finance lease obligations (according to contract)	675	786	861

26.	Accrued liabilities

		Dismantlement
		and
	Termination	restoration	Environ-	Contract
CHF in millions	benefits	costs	mental	risks	Other	Total

Balance at December 31, 2002	118	371	28	12	188	717
Additional provisions	100	4	5	17	167	293
Present value adjustment	1	(39)	—	—	—	(38)
Reversal of unused provisions	(12)	(22)	—	(5)	(77)	(116)
Utilized during year	(90)	—	—	(8)	(35)	(133)
Translation adjustments	—	—	—	—	9	9
Balance at December 31, 2003	117	314	33	16	252	732
Additional provisions	45	6	—	53	135	239
Present value adjustment	1	22	1	—	—	24
Reversal of unused provisions	(4)	(5)	(1)	(2)	(34)	(46)
Utilized during year	(69)	—	(4)	(11)	(19)	(103)
Acquisition of subsidiaries	—	—	—	—	3	3
Translation adjustments	—	—	—	—	(1)	(1)
Balance at December 31, 2004	90	337	29	56	336	848
Additional provisions	50	18	2	102	125	297
Present value adjustment	—	10	—	—	—	10
Reversal of unused provisions	(15)	(4)	(5)	(26)	(34)	(84)
Utilized during year	(52)	(1)	—	(22)	(32)	(107)
Acquisition of subsidiaries	—	—	—	—	4	4
Balance at December 31, 2005	73	360	26	110	399	968
Less current portion	(57)	(2)	—	(91)	(238)	(388)

Total non-current accrued liabilities	16	358	26	19	161	580

For further information on termination benefits see Note 9.

Other provisions comprise provisions recorded for possible liabilities from current interconnection proceedings that are not presented separately because this information could seriously impair Swisscom’s position in the current proceedings. See Note 34.

Provisions for dismantlement and restoration costs

Provisions for dismantlement and restoration costs relate to the dismantlement of mobile stations and analog transmitter stations and restoration of property owned by third parties on which the transmitters are located. In 2005, Swisscom adjusted primarily the costs of dismantlement and remaining useful lives following a strategic revaluation of the analog transmitter stations. The dismantlement costs are now expected to be incurred mainly after 2020. The present value of the adjustment to the future expected costs was CHF 77 million. The extension of the useful lives resulted in a reduction in the present value of CHF 75 million, of which CHF 50 million was recorded against the corresponding assets and CHF 25 million under financial income. In 2003, Swisscom extended the expected timing of the dismantlement as a result of a major customer deciding, contrary to previous intentions, to continue to use these stations for a longer period. This resulted in a reduction in the present value of CHF 43 million.

The provision is based on future estimated costs and is discounted using a discount rate of 2.34% in 2005, 2.5% in 2004 and 3.0% in 2003. The amount of the present value adjustment arising from the change in the discount rate in 2005, 2004 and 2003 was CHF 1 million, CHF 12 million and CHF 4 million, respectively. In 2003, provisions were reduced by CHF 22 million due to the elimination of the liability resulting from the sale of stations.

27.	Other current liabilities

CHF in millions	31.12.05	31.12.04	31.12.03

Interest payable	1	1	1
VAT payable	107	122	111
Deferred purchase price from acquisitions	104	7	—
Social-security payable	11	18	12
Accrual for overtime and unused vacation	78	67	58
Accrued expense and other current liabilities	612	539	518
Withholding tax from share buy-back. See Note 32.	136	119	—
Liabilities from collecting activities (Accarda Group)	154	201	213
Revenue received in advance	275	173	254

Total other current liabilities	1,478	1,247	1,167

Revenue from the sale of telephone cards for the fixed network, which are valid for three years, is deferred and recognized either when the services are provided or once the card is no longer valid. Historically Swisscom was not able to reliably track the total amount of unutilized credit for cards that were no longer valid. In 2003, however, Swisscom implemented changes to the system to allow them to reliably track this amount. As a result, in 2003 Swisscom released CHF 72 million to revenue, of which CHF 68 million relate to prior periods.

28.	Other long-term liabilities

CHF in millions	31.12.05	31.12.04	31.12.03

Revenue received in advance	15	13	15
Deposits received from customers	25	31	36
Deferred gain on sale and leaseback of real estate	117	119	122
Other long-term liabilities	17	2	19

Total other long-term liabilities	174	165	192

The amortization of the deferred gain on sale and leaseback transactions (buildings) is recorded under other income. See Note 7.

29.	Vodafone’s conditional right to sell its shares in Swisscom Mobile

In 2001, Swisscom sold 25% of the shares of Swisscom Mobile AG to Vodafone for CHF 4.5 billion. At the time of the disposal, Swisscom entered into a shareholder’s agreement with Vodafone for an unlimited period of time. In accordance with the shareholders’ agreement, Vodafone has a right to sell its shares in Swisscom Mobile to Swisscom if the Government sells its controlling shareholding in Swisscom and another party or a group of parties were to obtain control of Swisscom. Control is defined as the power to have a controlling influence on the company.

The shareholders’ agreement outlines that the price to be paid by Swisscom shall be the proportional fair market value of Swisscom Mobile at the time the sale is agreed.

The Telecommunication Enterprises Act (TUG) stipulates the Government of Switzerland (“the Government”) is required to control Swisscom by holding the majority of its capital and voting rights. A change of control of Swisscom is currently not allowed by law and therefore Vodafone’s right to sell its shares in Swisscom Mobile cannot be exercised. Accordingly, Swisscom has not recorded a liability based on the guidance in IFRIC 2. Under this guidance the minority interest relating to Vodafone has been classified under equity.

In November 2005, the Government announced that it was going to investigate the possibility of selling its majority shareholding in Swisscom. The Swiss Federal Council published a consultation document containing a proposal for a change of law. To change the law, the proposal must first be passed by parliament and in the case of a public referendum would need to be approved by the people of Switzerland. If the law is changed, it is possible that the Government would dispose of its majority of shares in Swisscom and that at a later date a new shareholder or group of shareholders would obtain control of Swisscom. If there is such a change in the law, the conditional right of sale of Vodafone would have to be recorded at fair value as a financial liability in accordance with IFRIC 2 and IAS 32.

30.	Equity

Equity attributable to equity holders of Swisscom AG:

	Share	Capital	Retained	Treasury	Other
CHF in millions	capital	reserves	earnings	stock	reserves	Total

Balance at December 31, 2002	596	572	6,491	(1)	(359)	7,299

Effect of changes in IAS 17	—	—	105	—	—	105

Balance at January 1, 2003	596	572	6,596	(1)	(359)	7,404
Gains and losses directly recognized in equity, net	—	—	30	—	95	125
Net income	—	—	1,571	—	—	1,571

Total recognized income and expenses for the year	—	—	1,601	—	95	1,696

Dividends paid	—	—	(794)	—	—	(794)
Purchase of treasury stock and options	—	—	—	(31)	—	(31)
Sale of treasury stock and options	—	—	—	31	—	31
Capital reduction	(530)	—	—	—	—	(530)
Balance at December 31, 2003	66	572	7,403	(1)	(264)	7,776
Gains and losses directly recognized in equity, net	—	—	—	—	280	280
Net income	—	—	1,596	—	—	1,596

Total recognized income and expenses for the year	—	—	1,596	—	280	1,876

Dividends paid	—	—	(861)	—	—	(861)
Share buy-back	—	—	—	(2,001)	—	(2,001)
Purchase of treasury stock	—	—	—	(42)	—	(42)
Sale of treasury stock	—	—	—	—	—	42
Balance at December 31, 2004	66	572	8,138	(2,002)	16	6,790
Gains and losses directly recognized in equity, net	—	—	—	—	51	51
Net income	—	—	2,022	—	—	2,022

Total recognized income and expenses for the year	—	—	2,022	—	51	2,073

Dividends paid	—	—	(861)	—	—	(861)
Capital reduction	(5)	(180)	(1,816)	2,001	—	—
Share buy-back	—	—	—	(2,001)	—	(2,001)
Purchase of treasury stock	—	—	—	(46)	—	(46)
Sale of treasury stock	—	—	—	46	—	46

Balance at December 31, 2005	61	392	7,483	(2,002)	67	6,001

Share capital and treasury stock

Shares outstanding at December 31, 2005, 2004 and 2003 totaled 61,482,761, 66,203,261 and 66,203,261 shares, respectively. Each share has a par value of CHF 1. All issued shares are fully paid. Each share entitles the holder to one vote. After deduction of treasury stock, shares outstanding at December 31, 2005, 2004 and 2003 totaled 56,716,475, 61,480,334 and 66,200,989 shares, respectively.

The average and transaction price for treasury stock was:

	Number	Average price in CHF	CHF in million

Balance at December 31, 2002	1,605	435	1
Purchase and sale, net	54,306	434	23
Sale of treasury stock in share purchase schemes.
See Note 10.	(53,639)	434	(23)
Balance at December 31, 2003	2,272	435	1
Purchase	99,519	423	42
Sale of treasury stock in share purchase schemes.
See Note 10.	(99,364)	423	(42)
Share buy-back	4,720,500	424	2,001
Balance at December 31, 2004	4,722,927	424	2,002
Purchase	102,760	447	46
Sale	(476)	421	—
Sale of treasury stock in share purchase schemes.
See Note 10.	(102,625)	447	(46)
Capital reduction	(4,720,500)	424	(2,001)
Share buy-back	4,764,200	420	2,001

Balance at December 31, 2005	4,766,286	420	2,002

Other reserves

The changes in other reserves are as follows:

	Hedging	Fair value	Translation
CHF in millions	reserve	reserve	reserve	Total

Balance at December 31, 2002	(23)	(30)	(306)	(359)
Translation adjustments	—	—	115	115
Write-off of translation gain from sale of investment in Cesky Telecom	—	—	(41)	(41)
Fair value adjustments of current available-for-sale investments	—	19	—	19
Fair value adjustments of non-current available-for-sale investments	—	(31)	—	(31)
Impairment of current available-for-sale investments	—	22	—	22
Fair value adjustments of derivative financial instruments	9	—	—	9
Transfers in equity	—	(7)	7	—
Tax effect	—	2	—	2
Balance at December 31, 2003	(14)	(25)	(225)	(264)
Translation adjustments	—	—	(21)	(21)
Write-off of translation loss from sale of debitel	—	—	238	238
Fair value adjustments of current available-for-sale investments	—	41	—	41
Fair value adjustments of non-current available-for-sale investments	—	(1)	—	(1)
Impairment of investment in Infonet Services Corp.	—	32	—	32
Gain on sale of investment in Eutelsat	—	(9)	—	(9)
Impairment of current available-for-sale investments	—	4	—	4
Fair value adjustments of derivative financial instruments	2	—	—	2
Tax effect	(2)	(4)	—	(6)
Balance at December 31, 2004	(14)	38	(8)	16
Translation adjustments	—	—	8	8
Write-off of translation losses from transfer of international carrier business	—	—	6	6
Fair value adjustments of available-for-sale investments	—	58	—	58
Gain on sale of investment in Intelsat	—	(16)	—	(16)
Impairment of investment in Swiss	—	5	—	5
Write-off of fair value adjustments of investment in Swiss	—	(16)	—	(16)
Fair value adjustments of derivative financial instruments	5	—	—	5
Tax effect	(1)	2	—	1

Balance at December 31, 2005	(10)	71	6	67

Minority interests

CHF in millions	31.12.05	31.12.04	31.12.03

Balance at beginning of year	663	731	781
Share of net profit of subsidiaries	324	352	340
Acquisition of subsidiaries. See Note 5.	3	—	—
Acquisition of minority interest	—	(60)	—
Dividends paid to minority interests	(367)	(360)	(390)

Balance at end of year	623	663	731

Dividends paid include amounts paid by Swisscom Mobile AG to Vodafone of CHF 358 million in 2005, CHF 355 million in 2004 and CHF 370 million in 2003.

Acquisition of minority interests in Swisscom IT Services AG
On December 23, 2004, Swisscom acquired all shares in AGI Holding AG. AGI Holding AG held 28.9% of shares in Swisscom IT Services AG. As a result of the transaction Swisscom holds 100% of shares in Swisscom IT Services AG. The purchase price of CHF 115 million was offset against the minority interests on the date of the acquisition of CHF 60 million. Goodwill of CHF 55 million was recorded on the transaction.

31.	Derivative financial instruments

CHF in millions	31.12.05	31.12.04	31.12.03

Foreign exchange derivatives
Forward exchange contracts in USD	175	162	262
Forward exchange contracts in EUR	374	23	42
Forward exchange contracts in HUF	65	—	—
Forward exchange swaps in EUR	—	16	468
Forward exchange swaps in HUF	97	—	—
Cross currency interest rate swaps in USD•	461	479	558
Total foreign exchange derivatives	1,172	680	1,330

Interest rate derivatives
Interest rate swaps in USD	115	175	236
Cross currency interest rate swaps in USD•	195	254	319
Total interest rate derivatives	310	429	555

Total derivative financials instruments	1,482	1,109	1,885

•	Separated in foreign exchange and interest rate components.

CHF in millions	31.12.05	31.12.04	31.12.03

Contracts with positive fair values
Fair value hedges	1	6	18
Cash flow hedges	(1)	—	(1)
Non qualifying derivative financial instruments	14	11	29

Total. See Note 17.	14	17	46

Contracts with negative fair values
Fair value hedges	(3)	(6)	(6)
Cash flow hedges	13	19	20
Non qualifying derivative financial instruments	132	219	181

Total. See Note 25.	142	232	195

At December 31, 2005, derivative financial instruments consist primarily of cross-currency interest rate swaps, interest rate swaps and foreign exchange forwards to hedge interest rate risks and foreign exchange risks with respect to USD relating to the cross-border lease arrangements entered into in 1997, 2000 and 2002. The future interest payments relating to the arrangements from 1997 and 2002 were recorded as hedges. The hedging instruments had a negative fair value at December 31, 2005, 2004 and 2003 of CHF 31 million, CHF 78 million and CHF 65 million, respectively, and a positive fair value at December 31, 2005, 2004 and 2003 of CHF 5 million, CHF 0 million and CHF 8 million, respectively. For the designated cash flow hedges, CHF 14 million in 2005, CHF 19 million in 2004 and CHF 21 million in 2003 was recorded pre-tax in the hedging reserve within consolidated equity. The maximum length of time hedged is three years for cross-border lease arrangements entered into in 1997, 23 years for arrangements entered into in 2000 and eight years for arrangements entered into in 2002.

Also included are foreign exchange forwards for EUR and USD contained in derivative instruments designated to hedge future transactions in connection with the procurement of mobile equipment and obligations arising from international telephone traffic.

Foreign exchange hedges in HUF, relating to the acquisition of the remaining shares of Antenna Hungária (see Note 5), were designated as cash flow hedges. The positive fair value of these hedges of CHF 0.4 million was recorded in the hedging reserve within consolidated equity.

Fair value of financial instruments

The following table presents the carrying amounts and fair values of financial instruments. The carrying amounts in the table are included in the balance sheet under the indicated captions. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidated sale. The difference between the carrying amount and the fair value results from interest rate movements.

	Carrying	Fair	Carrying	Fair	Carrying	Fair
CHF in millions	amount 2005	value 2005	amount 2004	value 2004	amount 2003	value 2003

Financial assets
Cash and cash equivalents	1,023	1,023	2,387	2,387	3,104	3,104
Current financial assets	1,684	1,684	1,285	1,285	251	251
Trade accounts receivable	1,694	1,694	1,767	1,767	1,831	1,831
Other current assets	709	709	646	646	636	636
Non-current financial assets	1,163	1,595	1,275	1,640	1,337	1,787

Financial liabilities
Short-term financial liabilities	173	173	373	373	514	514
Trade accounts payable	467	467	511	511	605	605
Long-term financial liabilities	2,130	3,030	1,941	2,353	2,187	2,937

Estimation of fair values

Trade accounts receivable, trade accounts payable, other current assets

The carrying amounts are a reasonable estimate of the fair value because of the short maturity of such instruments.

Cash and cash equivalents, current financial assets and non-current financial assets

The carrying amounts of cash and loans receivable correspond to the fair value. The fair value of available-for-sale investments is based on stock exchange quoted bid prices or other market prices. The fair value of non-current available-for sale investments and financial assets from cross-border tax lease arrangements included in non-current financial assets are calculated using the expected future payments discounted at market interest rates.

Finance lease obligations

The fair value of finance lease obligations is estimated using the expected future payments discounted at market rates.

Financial liabilities

The fair value of fixed rate debt is estimated using the expected future payments discounted at market interest rates.

32.	Cash generated from operations and significant non-cash investing and financing transactions

	Year ended December 31
CHF in millions	Note	2005	2004	2003

Net Income		2,346	1,948	1,911
Adjustments for Discontinued operation (debitel)	37	(9)	243	408
Equity in net income of affiliated companies	24	(13)	(22)	9
Income tax expense	14	535	392	467
Depreciation	22	1,286	1,542	1,537
Amortization	23	108	151	142
Expenditure for stock based compensation	10	16	14	12
(Gain) loss on disposal of fixed assets, net	7,12	(16)	18	18
Financial income	13	(242)	(138)	(213)
Financial expense	13	160	272	226
		4,171	4,420	4,517

Changes in operating assets and liabilities, net of effects of acquisitions and disposals of subsidiaries
Decrease in trade accounts receivable		89	64	229
(Increase) decrease in inventories		—	(27)	39
(Increase) decrease in other current assets		(46)	(21)	6

	Year ended December 31
CHF in millions	Note	2005	2004	2003

Decrease in trade accounts payable		(59)	(95)	(18)
Increase (decrease) in other current and accrued liabilities		148	7	(106)
Increase (decrease) in other long-term liabilities		7	(12)	(23)
(Decrease) increase in accrued pension cost	11	(313)	5	5

Cash generated from operations		3,997	4,341	4,649

Significant non-cash investing and financing transactions

Share buy-back

In 2004 and 2005 Swisscom carried out schemes to buy-back up to CHF 2 billion worth of shares in each year. The seller of the share received the selling price minus the withholding tax of 35%. The withholding tax was retained and paid to the tax authorities at a later date. As of December 31, 2005 and 2004, shares had been bought back for a total of CHF 2,000 million and CHF 2,001 million, respectively. Of this 35% or CHF 700 million is due in withholding tax. Until December 31, 2005 and 2004, CHF 564 million and CHF 581 million, respectively, had been paid to the tax authorities. The outstanding CHF 136 million and CHF 119 million at December 31, 2005 and 2004, respectively, included under other current liabilities, was paid in the first quarter of the following year. In the cash flow statement, the outstanding withholding tax is not included under changes in other current liabilities, but is presented as part of the share buy-back under cashflows from financing activities.

Transfer of international carrier business

On February 23, 2005 Belgacom and Swisscom signed an agreement to form an affiliated company in which Belgacom holds 72% and Swisscom 28%.On July 1, 2005 Fixnet brought its international carrier business, valued at CHF 36 million, into the affiliated company in return for 28% of the share capital.

Acquisition of Antenna Hungária

On October 25, 2005, Swisscom acquired 75% (plus 1 share) of the share capital of Antenna Hungária for CHF 293 million. On November 11, 2005, Swisscom tendered an offer to Antenna Hungária’s public shareholders for the same price per share. The remaining 25% of the shares will be acquired at the beginning of 2006. As Swisscom had a statutory obligation to make a public takeover bid, in accordance with IAS 32 “Financial Instruments: Presentation and Disclosure”, the purchase price of CHF 104 million for the outstanding shares was recorded as a liability in 2005. Goodwill was recorded on the acquisition as if Swisscom had acquired 100% of the shares in 2005. See Note 5.

Sale of debitel in 2004

In connection with the sale of debitel Swisscom granted the buyer for a portion of the purchase price two vendor loan notes with a total nominal value of EUR 210 million. The vendor loan notes were initially recorded at fair value of CHF 254 million under non-current financial assets. At December 31, 2004, the carrying amount of the loans had increased by CHF 21 million to CHF 275 million through application of the effective interest rate method. The loan was repaid before maturity in the first half of 2005. See Note 37.

33.	Commitments

Contractual commitments for future capital expenditures

Contractual commitments for future capital expenditures at December 31, 2005 amounted to CHF 272 million, of which CHF 190 million will be due in 2006.

Operating leases

In 2005, 2004 and 203, payments amounted to CHF 118 million, CHF 110 million and CHF 100 million, respectively. Future minimum lease payments in respect of operating lease contracts fall due as follows (see Note 25):

CHF in millions	31.12.05	31.12.04	31.12.03

Within one year	81	104	101
Within 1-5 years	254	246	261
After 5 years	768	813	836

Total future payment commitments from operating leases	1,103	1,163	1,198

34.	Contingencies

Proceedings relating to Interconnection

Swisscom provides interconnection services to other telecommunications service providers in Switzerland. In 2000 two of these telecommunications service providers filed petitions with the Federal Communications Commission (ComCom) demanding that interconnection conditions be laid down by the court and cost-oriented prices be fixed. On November 6, 2003, ComCom issued decisions in both proceedings, requiring Swisscom to lower interconnection prices with retroactive effect for the years 2000 to 2003 by 25% to 35%.Swisscom lodged an appeal against the ComCom decision with the Federal Court. The two competitors also filed an appeal demanding reductions beyond those determined by ComCom, without specifying an amount.

In October 2004, the Federal Court issued a decision overturning the ComCom decisions on procedural grounds and remanding the petitions for re-hearing before ComCom to reconsider the pricing issue.

On June 10, 2005 ComCom confirmed its November 2003 decision, requiring Swisscom to retroactively reduce the interconnection prices for the years 2000 – 2003 by around 30% — depending on the product. ComCom required the petitioners to reduce their own prices on a reciprocal basis.

Swisscom lodged an appeal against this decision with the Federal Court. Swisscom applied for ComCom’s rulings to be lifted and prices for the years 2000 — 2003 to be fixed by the Federal Court in accordance with the offer made by Swisscom at that time.

One petitioner also lodged an appeal against ComCom’s ruling with the Federal Court and applied for the ruling to be lifted and the case to be returned to ComCom who should fix the prices on the basis of comparable and customary market values. The petitioner also applied for the obligation to offer reciprocal interconnection services at the same prices as Swisscom to be lifted. In a ruling of August 25, 2005 the Federal Court ruled that Swisscom’s appeal suspends the effects of Comcom’s ruling.

In 2004 the two petitioners and two further competitors submitted petitions for cost-oriented prices to be fixed for 2004. The two new petitioners referred to ComCom’s ruling of November 6, 2003, and applied for a retroactive price reduction from the year 2000. One of the petitioners also filed a petition for 2005, in case the petition for 2004 doesn’t cover the 2005 prices. All of these proceedings have currently been suspended.

Apart from the interconnection prices for 2000 to 2003, ComCom will also rule on individual contractual provisions, including the question of the effect of the decision made by the authorities for this case on Swisscom’s other competitors. Swisscom may also lodge an appeal against these new rulings with the Federal Court.

Swisscom has recorded a provision representing management’s best estimate since the lawsuits were filed. Swisscom assumes that a ruling will only effect the parties involved in the litigation for the periods under dispute and that it will not have any effect on third parties.

The disclosures required under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” concerning the financial impact and uncertainties relating to the amount were not made as these would seriously impair Swisscom’s position in the current proceedings.

Competition commission proceedings

The Competition Commission (WEKO) is currently bringing proceedings against a number of companies in the Swisscom Group which are described below. If it is proved that Swisscom has violated Antitrust Law, WEKO is entitled to impose monetary sanctions. This depends on the length and severity of the violation and may amount to up to 10% of the revenue generated by the company in question over the last three financial years in the markets in Switzerland concerned. Swisscom does not think it is likely that WEKO will be able to impose any direct sanctions and have therefore not recorded a provision in the consolidated financial statements.

Investigation into mobile telephone termination prices

On October 15, 2002 the Competition Commission (“WEKO”) initiated proceedings against Swisscom Mobile AG in accordance with Antitrust Law in connection with mobile termination prices. In a draft injunction served to Swisscom Mobile AG in the second quarter of 2005, WEKO claims that Swisscom has a dominant position in the wholesale market for incoming calls terminating on its network. The injunction also claims that Swisscom Mobile demanded excessively high termination fees and therefore violated the Antitrust Law. If they are proved right, WEKO is entitled to impose monetary sanctions. The final provisions in the revised Antitrust Law enable companies to avoid direct sanctions if they notify WEKO of any circumstances that allegedly violate cartel law within a set period. Swisscom Mobile AG made such a report in connection with these proceedings within the deadline. However, WEKO disputes that this report releases Swisscom from sanctions, although the Appeals Commission for Competition Matters (REKO WEF) decided in favor of Swisscom Mobile AG. The Federal Department of Economic Affairs filed an appeal against this decision with the Federal Court. On August 19, 2005, the Federal Court approved the Federal Department’s appeal, finding that restraints on competition that are already the subject of a pending investigation could not be appealed. According to this decision, the pending violation of Swisscom Mobile will not be automatically exempt from direct sanctions. During the pending proceedings WEKO must examine the arguments brought forward by Swisscom Mobile AG against the draft injunction in detail, giving appropriate consideration to the changed circumstances since the draft injunction was served (e.g. reduction in mobile termination prices by Swisscom Mobile AG on June 1, 2005). Sanctions may only be imposed if WEKO can dispute the arguments put forward by Swisscom Mobile AG. Even if WEKO rule against them, Swisscom may appeal to REKO WEF and in the final event to the Federal Court. Despite the decision of the Federal Court, Swisscom does not believe it is likely that WEKO will be able to impose any sanctions on Swisscom Mobile AG and have therefore not recorded a provision in the consolidated financial statements.

Investigation into the relationship between ADSL wholesale and retail prices

On October 20, 2005 WEKO launched an investigation into Swisscom in connection with alleged abuse of their dominant market position and enforcement of unreasonable prices for ADSL. Swisscom is said to have set such high prices for

ADSL pre-services in favor of Internet service providers that no scope is left for an adequate profit margin in relation to the end-customer prices charged by Swisscom. Although Swisscom believes there will be a positive outcome of the investigation, it is still uncertain and they are currently unable to determine the financial impact of a negative decision by WEKO.

Preliminary inquiry into SMS termination prices

On February 3, 2004 WEKO initiated an inquiry at Swisscom Mobile AG in order to assess whether the termination prices for SMS messages sent via large accounts introduced on January 1, 2004 restrict competition in accordance with the Antitrust Law. As the outcome of this inquiry is partially dependent on the outcome of the investigation into mobile termination prices detailed above, the WEKO administration has suspended the proceedings. The potential financial impact cannot currently be estimated since WEKO has not announced the prices they would consider reasonable and there are no comparable cases.

Investigation into telephony services for large customers

On February 16, 2004 WEKO opened an investigation to determine whether Swisscom has engaged in any anti-competitive behavior when fixing prices for telephony services for its large customers. On January 3, 2006 Swisscom requested that the investigation be closed. Swisscom requests that this proceeding be more clearly separated from the investigation of the mobile termination prices and that this investigation should be wholly or partially dropped. In addition an investigation should be launched against the two other mobile phone operators, to determine whether they engage in predatory pricing or price squeezing, especially in relation to fixed-to-mobile calls. Swisscom is currently unable to estimate the outcome and potential financial impact of this proceeding.

Investigation into the services package “Talk & Surf”

On June 24, 2003, WEKO informed Swisscom that another telephone company had filed a petition accusing Swisscom of abusive behavior in connection with Swisscom’s product “Talk & Surf”, under which it offers its customers a service package including PSTN/ISDN telephone connection, broadband Internet access and other services, and demanded that WEKO starts an investigation. On February 16, 2004 WEKO opened a formal investigation against Swisscom AG and Swisscom Fixnet. They have found that costs and prices of the “Talk & Surf” package do not suggest any unlawful practice, nor is the bundling of services in this offer unlawful. On the other hand “Talk & Surf” may constitute an unlawful restriction of business relations since Swisscom Fixnet does not offer wholesale access reselling to its competitors. Swisscom believes it unlikely that the investigation will have a negative outcome. Swisscom is currently unable to determine the financial impact of a negative decision by WEKO.

35.	Research and development

The research and development costs amounted to CHF 39 million, CHF 39 million and CHF 41 million in 2005, 2004 and 2003, respectively.

36.	Related parties

Relationship with the Confederation

Pursuant to the Swiss Telecommunications Enterprise Act (“Telekommunikationsunternehmungsgesetz, TUG”), the Confederation holds a majority of the capital and voting rights of Swisscom. On December 31, 2005, the Swiss Confederation (the “Confederation”) as majority shareholder held 62.5% of the shares of Swisscom AG. The Telecommunications Enterprise Act (TUG) states that the Confederation must hold a majority of the capital and voting rights in Swisscom. Any reduction of the Confederation’s holding below a majority would require a change in law necessitating action by the Federal Assembly, which in some circumstances may also be subject to a referendum by Swiss voters. As the majority shareholder, the Confederation has the power to control any decisions taken at general meetings including the election of the members of the Board of Directors and the approval of dividend payments.

Swisscom supplies telecommunication services to and procures services from the Confederation, the majority shareholder in Swisscom. The Confederation comprises the various departments and agencies of the Confederation, Governmental agencies and other companies controlled by the Confederation (Post, Swiss railways, RUAG and Skyguide) and SRG. All business transactions with the Confederation are conducted in line with standard terms and conditions of business as with other third party customers.

Affiliated companies

The supply and provision of services with affiliated companies are effected at market prices. The affiliated companies are listed in Note 39.

Minority interests

Vodafone plc. has a 25% share in Swisscom Mobile AG and is therefore classified as a related party. The rendering and provision of services to Vodafone are effected at market prices. In accordance with the shareholders’ agreement, Vodafone has a conditional right to sell its shares in Swisscom Mobile. If there is a change of control of Swisscom, Vodafone is entitled to sell its 25% stake in Swisscom Mobile AG to Swisscom at the fair market value. See Note 29.

Other minority interests primarily comprise Publigroup’s share of Swisscom Directories and until the sale to Swisscom in

December 2004, AGI Holding AG’s share of Swisscom IT Services AG. As a result of the transaction Swisscom holds 100% of shares in Swisscom IT Services AG. The shareholders of AGI Holding AG comprised eight cantonal banks. Swisscom IT Services AG renders IT services to these banks. The supply and provision of services with related parties are effected at market prices.

Pension funds

Transactions between Swisscom and the various pension funds are explained in Note 11.

Net revenue, operating expenses, receivables and liabilities with related parties are as follows:

Net revenue

CHF in millions	2005	2004	2003

Confederation	434	434	419
Affiliated companies	85	—	—
Minority shareholder Vodafone	88	80	66
Other minority interests	6	155	172

Total revenue with related parties	613	669	657

Operating expense

CHF in millions	2005	2004	2003

Confederation	182	162	96
Affiliated companies	74	11	7
Minority shareholder Vodafone	103	137	111
Other minority interests	28	25	21

Total operating expenses with related parties	387	335	235

Receivables

CHF in millions	31.12.05	31.12.04	31.12.03

Confederation	59	46	81
Affiliated companies	44	—	—
Minority shareholder Vodafone	6	3	4
Other minority interests	1	33	31

Total receivables	110	82	116

On December 31, 2005 receivables included a loan to a holding of the Confederation of CHF 1 million. The loan was granted until 2007 at market interest rate.

Liabilities

CHF in millions	31.12.05	31.12.04	31.12.03

Confederation	8	6	12
Affiliated companies	21	7	3
Minority shareholder Vodafone	21	22	4
Other minority interests	2	2	2

Total liabilities	52	37	21

Liabilities as at December 31, 2004 included a loan from the affiliated company AUCS. The loan was offset against the shareholders’ equity in AUCS.

Management compensation

CHF in millions	2005	2004	2003

Board of Directors
Short-term compensation	2.0	1.9	1.9
Stock based compensation	0.3	0.2	0.3
Social-security contribution	0.2	0.2	0.3
Total compensation to members of the Board of Directors	2.5	2.3	2.5

Short-term compensation	8.2	7.6	9.2
Stock based compensation	0.4	0.4	0.5
Special contribution	—	0.6	0.7
Pension contributions	0.6	0.6	0.6
Social-security contribution	0.7	0.8	0.8
Total compensation to members of the Executive Board	9.9	10.0	11.8

Total compensation to members of the Executive Board and the Board of Directors	12.4	12.3	14.3

Total compensation paid to members of the Board of Directors and the Executive Board includes fees, salary, bonuses, pension fund and social-security contributions and other contractual obligations. In 2005, 2004 and 2003 25% of bonuses were remunerated in shares. See Note 10.

Transactions with treasury stock

The Confederation participated in Swisscom’s share buy back in 2005. 2.2 million shares were sold to Swisscom at an average price of CHF 422.40, totaling CHF 939 million.

37.	Discontinued operation (debitel)

On April 29, 2004, Swisscom entered into an agreement to sell its stake in debitel to Telco Holding S.à.r.l. Luxembourg. Telco Holding S.à.r.l. is owned by funds advised by the private equity company Permira. On June 8, 2004, Swisscom completed the sale of its stake in debitel to Telco Holding S.à.r.l. Luxemburg for a total of EUR 640 million. In April 2004, before the sale, Swisscom acquired 2% of debitel shares from Electronic-Partner (EP) thus increasing its investment in debitel to 95% prior to entering into the sale agreement. Of the selling price EUR 430 million was paid in cash in 2004. For the remaining part of the selling price of EUR 210 million Swisscom granted a 100% subsidiary of Telco Holding S.à.r.l.two vendor loan notes, of EUR 105 million each.

The repayment of the loans of EUR 210 million was scheduled in seven or eight years. The loans were initially recorded at their fair value and in the following periods recorded using the effective interest rate method. The fair value evaluation was based on an interest rate of 12.5%. The purchaser prematurely repaid the entire loans in the first six months of 2005. The payment of CHF 351 million includes the repayment of the nominal value of the loans and the contractually agreed accrued interest. A gain of CHF 59 million resulted from the early repayment of these loans and was recorded under discontinued operation (debitel).

Swisscom also agreed to grant guarantees to the buyer. From the current perspective the maximum risks amount to approximately EUR 70 million. At December 31, 2005, a provision for guarantees of CHF 50 million had been recorded under discontinued operation (debitel).

The net result in 2005 was CHF 9 million and is made up of the gain on the early repayment of the loans of CHF 59 million less the amount recorded for the recognition of a provision for guarantees of CHF 50 million.

In 2004, revenue and the period result of debitel up to the completion of the transaction on June 8, 2004 amounted to CHF 1,917 million and CHF 5 millions respectively. Amortization of goodwill of CHF 57 million is included in this figure. As a result of the transaction a loss on the sale of CHF 248 million was recorded. This includes the write-off of the currency translation loss of CHF 238 million accumulated since the acquisition of debitel in 1999 and recorded in the consolidated statement of shareholders’ equity under other reserves.

As a result of its sale, debitel is disclosed in the consolidated financial statements as a discontinued operation.

The table below shows the balance sheets, income and cash flow statement from operating activities for debitel until the closing of the transaction:

CHF in millions	8.6.2004	2003

Income statement
Net revenue	1,917	4,555
Operating expenses	(1,830)	(4,418)
Depreciation and amortization	(26)	(68)
Amortization of goodwill	(57)	(172)
Impairment of goodwill	—	(280)
Operating income	4	(383)
Financial result	31	12
Income tax expense	(30)	(33)
Equity in net income of affiliated companies	3	2
Minority interest	(3)	(6)

Income (loss) of the period from discontinued operation	5	(408)

CHF in millions	8.6.2004	31.12.2003

Balance sheet
Cash and cash equivalents	131	133
Other current assets	576	583
Goodwill and other intangible assets	733	808
Other non-current assets	172	161
Total assets	1,612	1,685
Financial liabilities	76	81
Other liabilities	638	693
Minority interest	18	20
Total liabilities and minority interest	732	794

Total net assets	880	891

CHF in millions	2004	2003

Cash flow statement
Net cash provided by operating activities	85	22
Net cash used in investing activities	(19)	(23)
Net cash used in financing activities	(62)	(49)

Net increase (decrease) in cash and cash equivalents	4	(50)

The loss on the sale of debitel comprises the following:

CHF in millions	2004

Cash payment	658
Acquisition of additional shares in debitel	(31)
Transaction costs	(11)
Net receipts	616
Fair value of granted loans (vendor loan notes)	254
Net proceeds from the sale	870
Net assets sold	(880)
Write-off of accumulated translation loss out of equity	(238)

Loss on the sale	(248)

38.	Disclosure of service concession arrangements (SIC 29)

In accordance with the Telecommunication Enterprises Act, ComCom awarded Swisscom Fixnet AG the universal service license in June 2002. Swisscom Fixnet is required to provide universal service for all sections of the Swiss population throughout the five year license period starting from January 1, 2003. The concession covers the whole of Switzerland. The universal service guarantees access to a minimum offering of telecommunications services. Within the universal service framework, everyone has the right to a real-time connection which allows national and international telephone calls, transmission and reception of faxes and access to the Internet. The universal service also provides for the upkeep of a prescribed number of public telephones for each municipality. The universal service guarantees everyone’s right to an analogue connection or a digital connection (ISDN or a comparable technology). The Federal Council periodically sets price ceilings on universal services. It is expected that ComCom will open the tender for the new universal service license in fall 2006. In addition, Swisscom, as a market-dominant service provider, must set its prices for the relevant interconnection service in a transparent and cost-oriented manner.

39.	Significant subsidiaries and affiliated companies

		Interest in	Consolidation		Share Capital
Company name	Location, country	percent	method		in thousands	Segment

Switzerland
Acacarda AG1	Brüttisellen, Switzerland	100	Full	CHF	18,500	Other
Billag AG	Fribourg, Switzerland	100	Full	CHF	100	Other
cablex AG	Berne, Switzerland	100	Full	CHF	5,000	Fixnet
Celeris AG2	Hinwil, Switzerland	100	Full	CHF	515	Solutions
CT Cinetrade AG2,3	Zurich, Switzerland	49	Equity	CHF	500	Corporate
e4life AG	Berne, Switzerland	100	Full	CHF	1,500	Other
Infonet Schweiz AG	Berne, Switzerland	90	Full	CHF	1,500	Solutions
Medipa Abrechnungskasse AG2	Freienbach, Switzerland	99	Full	CHF	1,850	Other
PersPec AG	Berne, Switzerland	100	Full	CHF	500	Corporate
PubliDirect Holding AG	Zurich, Switzerland	49	Equity	CHF	10,000	Fixnet
SICAP AG [4]	Köniz, Switzerland	75	Full	CHF	2,000	Mobile
Swisscom Auto-ID Services AG1	Berne, Switzerland	100	Full	CHF	600	Other
Swisscom Broadcast AG	Berne, Switzerland	100	Full	CHF	25,000	Other
Swisscom Directories AG	Berne, Switzerland	51	Full	CHF	1,500	Fixnet
Swisscom Eurospot SA [5]	Geneva, Switzerland	100	Full	CHF	10,000	Other
Swisscom Fixnet AG	Berne, Switzerland	100	Full	CHF	1,000,000	Fixnet
Swisscom Immobilien AG	Berne, Switzerland	100	Full	CHF	100,000	Corporate
Swisscom IT Services AG	Berne, Switzerland	100	Full	CHF	150,000	Other
Swisscom Mobile AG	Berne, Switzerland	75	Full	CHF	100,000	Mobile
Swisscom Solutions AG	Berne, Switzerland	100	Full	CHF	70,000	Solutions
Tele Rätia AG	Bonaduz, Switzerland	89.7	Full	CHF	1,000	Other
Worklink AG6	Berne, Switzerland	40	Full	CHF	100	Corporate

Other countries
Air Bites Group[1,7]	Berne, Switzerland	100	Full	EUR	—	Other
Antenna Hungária Rt2	Budapest, Hungary	100	Full	HUF	11,875,200	Other
AUCS Communications Services v.o.f. [8]	Hoofddorp, Netherlands	33.33	Equity	EUR	—	Corporate
Belgacom International Carrier Services[9]	Brussels, Belgium	28	Equity	EUR	76,000	Fixnet
Swisscom Finance Ltd.	St. Helier, Jersey	100	Full	EUR	64,468	Corporate
Swisscom Investments B.V.	Amsterdam, Netherlands	100	Full	EUR	18	Corporate
Swisscom Re AG	Vaduz, Liechtenstein	100	Full	CHF	1,000	Corporate
TelSource N.V. [8]	Den Haag, Netherlands	49	Equity	EUR	—	Corporate

1)	Set up in 2005.

2)	Acquisition in 2005. See Note 5.

3)	CT Cinetrade AG has stakes in KITAG Kino-Theater Zurich AG (80%), KITAG Kino-Theater Bern AG (80%), KITAG Kino-Theater Basel AG (100%), Plazavista Entertainment AG (100%), ML MediaLizenz AG (100%), Chriteco AG (100%), Teleclub AG (67%) and TC Services AG (67%).

4)	Fully owned subsidiary of Swisscom Mobile AG. SICAP AG has subsidiary in Singapore.

5)	Swisscom Eurospot S.A. has subsidiaries in Germany, France, United Kingdom, the Netherlands, Luxembourg, Spain, Portugal, Italy and Austria.

6)	Worklink AG is the employment company of Swisscom. Although Swisscom only holds 40% in voting rights and capital in Worklink AG, the company is fully consolidated because, from a economic viewpoint, Swisscom carries the major financials risks and also obtains the major benefits.

7)	Air Bites has representations in Spain, Poland, Slovakia, Romania and Bulgaria.

8)	Joint venture.

9)	Share from transfer of International carrier services activities. See Note 24.
In 2004 the fully consolidated subsidiary debitel was sold. See Note 37. For further information on acquisitions in 2005, 2004 and 2003 see Note 5.

40.	Dividends

Distributable reserves are determined based on equity as reported in the statutory financial statements of Swisscom AG (holding company) in accordance with Swiss law and not on the equity as reported in the consolidated balance sheet in accordance with IFRS. In accordance with Swiss law regarding appropriation of earnings, share capital, 20% of the general reserves and the reserves for treasury stock cannot be distributed. At December 31, 2005, Swisscom AG’s distributable reserves amounted to CHF 3,586 million. The dividend must be proposed by the Board of Directors and approved by the Shareholders’ Meeting.

Swisscom paid the following dividends in 2005, 2004 and 2003:

CHF in millions	2005	2004	2003

Dividend approved by the Shareholders’ Meeting and paid
Number of registered shares eligible for dividends (in millions)	61.5	66.2	66.2
Dividend on registered share (in CHF)	14.00	13.00	12.00

Dividend paid (in CHF million)	861	861	794

The Board of Directors will propose a dividend of CHF 16 at the Shareholders’ Meeting on April 25, 2006, amounting to a total distribution of CHF 907 million. If the proposal is approved, the dividend will be paid on April 28, 2006. Treasury stock is not eligible for dividend payments.

41.	Post balance sheet events

Approval by the Board of Directors

Swisscom Board of Directors approved these consolidated financial statements on March 6, 2006. The consolidated financial statements must be approved by the Shareholders’ Meeting on April 25, 2006.

Share buy-back

In order to distribute the entire equity free cash flow from 2005, the Board of Directors decided to launch a share buy-back scheme in the amount of CHF 1.25 billion. In addition the share buy-back will be increased by CHF 1 billion, bringing the total value in 2006 to CHF 2.25 billion.

Acquisition of a 100% stake in Comit

Swisscom IT Services has acquired a 100% stake in Comit AG, an IT service provider to banks. The transaction was completed on January 4, 2006. At the time the consolidated financial statements were approved, only a provisional balance sheet was available. The purchase price is CHF 66 million. The carrying value of net assets per the provisional balance sheet prior to the acquisition totaled CHF 18 million. Net assets comprises cash of CHF 18 million, receivables and other current assets of CHF 10 million, tangible and intangible assets of CHF 2 million, less liabilities of CHF 12 million. At the time the consolidated statements were approved, the opening balance sheet had not been finalized and it was therefore not possible to include the required disclosures in accordance with IFRS.

Acquisition of a 100% stake in Cybernet

Swisscom Fixnet signed a contract for the acquisition of the Internet service provider Cybernet (Schweiz) AG on October 20, 2005. Subsequent to approval granted by the Competition Commission, the transaction was completed on March 22, 2006.

Acquisition of a business area from Siemens, Switzerland

Swisscom Solutions AG acquired the business area Telephone equipment and IP communication platforms for medium and large business customers from Siemens Switzerland. The business area acquired also offers applications, services, integration, operation and maintenance of data networks The acquisition was completed on February 28, 2006 and the purchase price is CHF 25 million. As the acquisition was completed just prior to the approval and issuance of Swisscom’s consolidated financial statements, it was impractical to include the required disclosures in accordance with IFRS.

Acquisition of a 40% stake in the Medgate Group

On February 9, 2006 Swisscom acquired a 40% stake in Medgate Holding AG. Since its foundation in 1999, Medgate has become the leading Swiss center in the field of tele-medicine. Medgate is an affiliated company and will be consolidated in accordance with the equity method.

42.	New accounting pronouncements

With effect from January 1, 2006 or at a later date, a number of new standards and amendments to published International Financial Reporting Standards (IFRS) will become effective. Swisscom has not chosen to apply these new standards or amendments early. The standards, revisions and interpretations which are relevant to Swisscom are outlined below:

IAS 19 (revised) “Employee benefits”: Actuarial gains and losses arising from adjustments to actuarial assumptions and deviations between assumptions and actual development, may be reported in consolidated equity in the period in which they arose. The application of the new alternative treatment of taking the actuarial gains and losses on balance sheet could have a significant impact on Swisscom’s presentation of its net assets. Swisscom has not yet decided which method it will apply to record actuarial gains and losses from January 1, 2006. In addition the disclosure requirements have been extended. Swisscom will apply the revised standard from January 1, 2006.

IFRS 7 “Financial instruments: Disclosures”: IFRS 7 replaces IAS 30 “Disclosures in the Financial Statements of Banks and Similar Financial Institutions” and disclosure requirements of IAS 32 “Financial Instruments: Disclosure and Presentation” and will become effective on January 1, 2007. The goal of the new standard is to provide information on the amount, timing and probability of future cash flows resulting from financial instruments that may be of relevance for decision-making. Swisscom is currently analyzing the effects of IFRS 7. Swisscom will apply the standard for reporting periods beginning after January 1, 2007.

IAS 39 (revised) “Financial Instruments: Recognition and Measurement, including the amendment to the fair value option”: The revised standard amends the definition of financial assets or liabilities to be measured at fair value and limits the possibilities of classifying financial instruments in this category. Swisscom does not expect that this adjustment will have a significant impact on the classification of its financial instruments, since the company is able to meet the adjusted criteria for classifying the financial instruments as financial assets or liabilities to be measured at fair value. Swisscom will apply the revised standard from January 1, 2006.

43.	Recent developments

As described in Note 34, in October 2002 the Competition Commission initiated proceedings against Swisscom Mobile in connection with mobile termination fees. On April 7, 2006, the Secretariat of the Competition Commission provided Swisscom Mobile with its draft decision, according to which it believes that Swisscom Mobile has a market-dominant position which it has supposedly abused by demanding disproportionately high termination fees. The Secretariat has indicated that it intends to propose to the Competition Commission that it impose a fine of at least CHF 489 million and has asked Swisscom Mobile to comment on the draft decision by May 22, 2006. The proposed fines relate to the period from April 1, 2004 (when a new amendment to the Swiss Antitrust Law entered into effect) to May 31, 2005 (when Swisscom Mobile lowered its mobile termination fee from CHF 0.335 to CHF 0.20). Investigations into the mobile termination fees charged by Swisscom Mobile after May 31, 2005 will continue. The fine amount could increase should the Competition Commission determine that the new mobile termination fee of CHF 0.20 is also excessive.

Swisscom Mobile is of the view that it is not dominant in the market for mobile termination and that its tariffs for mobile termination have not been abusive. Prior to lowering its mobile termination fee on June 1, 2005, Swisscom Mobile’s fee was approximately 10% lower than the fee charged by its competitors. In addition, as Swisscom customers place a higher volume of calls to their competitor’s networks than vice versa, Swisscom Mobile makes net payments to these mobile network operators, who benefit from both a higher fee and greater traffic volume.

Should the Competition Commission issue its decision in the form proposed by its Secretariat, Swisscom Mobile would appeal to the Appeals Commission for Competition Matters and, if necessary, in the final event to the Federal Court.

44.	Differences between International Financial Reporting Standards and U.S. Generally Accepted Accounting Principles

The consolidated financial statements of Swisscom have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain significant respects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP would have affected the shareholders’ equity as of December 31, 2005, 2004 and 2003 and net income for each of the years in the three-year period ended December 31, 2005 to the extent described below. A description of the significant differences between IFRS and U.S. GAAP as they relate to Swisscom are discussed in further detail below.

Reconciliation of net income from IFRS to U.S. GAAP

The following schedule illustrates the significant adjustments to reconcile net income in accordance with IFRS to the amounts determined in accordance with U.S. GAAP for each of the three years ended December 31.

CHF in millions	2005	2004	2003

Net income according to IFRS attributable to equity holders of Swisscom AG	2,022	1,596	1,571
U.S. GAAP adjustments:
a) Capitalization of interest cost	14	(4)	(1)
b) Retirement benefits	(27)	(21)	(12)
c) Stock based compensation	—	—	6
d) Termination benefits	(31)	(10)	11
e) Impairment of investments	9	—	—
f) Cross-border tax leases	(20)	49	15
g) debitel purchase accounting	—	(23)	(86)
h) Sale of debitel	254	342	—
h) Deferred interest	21	(21)	—
i) Revenue recognition	35	56	31
j) Outsourcing contracts	16	—	—
k) Site restoration	3	15	18
l) Telephone poles	—	—	7
m) Goodwill amortization	—	106	213
m) Goodwill impairment	—	—	280
n) Sale and leaseback transaction	29	24	22
o) Onerous contracts	6	10	—
p) Income taxes	(2)	(6)	21

Net income according to U.S. GAAP	2,329	2,113	2,096

Additional disclosures required by U.S. GAAP
Income from continuing operations, net of tax	2,066	1,968	2,066
Gain (loss) from discontinued operations, net of tax	263	145	(8)
Cumulative effect of accounting change, net of tax. See Notes k, l.	—	—	38

Net income according to U.S. GAAP	2,329	2,113	2,096

Presented below is a reconciliation of discontinued operations from IFRS to U.S. GAAP:

CHF in millions	2005	2004	2003

Net income (loss) for discontinued operations under IFRS, net of tax	9	(243)	(408)
debitel purchase accounting	—	(23)	(86)
Sale of debitel	254	342	—
Goodwill impairment	—	—	280
Goodwill amortization	—	57	172
Income taxes	—	12	34

Net income (loss) for discontinued operations according to U.S. GAAP	263	145	(8)

The U.S. GAAP basic and diluted earnings per share is as follows:

CHF	2005	2004	2003

Earnings (loss) per basic share
Earnings from continuing operations	34.52	30.41	31.21
Earnings (loss) from discontinued operations	4.40	2.24	(0.12)
Cumulative effect of accounting change, net of tax	—	—	0.57

Earnings per basic share	38.92	32.65	31.66

Earnings (loss) per diluted share
Earnings from continuing operations	34.52	30.41	31.19
Earnings (loss) from discontinued operations	4.40	2.24	(0.12)
Cumulative effect of change in accounting principle	—	—	0.57

Earnings per diluted share	38.92	32.65	31.64

The shares outstanding used to calculate basic and diluted earnings per share under U.S. GAAP are the same as that used under IFRS.

Reconciliation of shareholders’ equity from IFRS to U.S. GAAP

The following is a reconciliation of the significant adjustments necessary to reconcile shareholders’ equity in accordance with IFRS to the amounts in accordance with U.S. GAAP as at December 31, 2005, 2004 and 2003.

CHF in millions	2005	2004	2003

Shareholders’ equity according to IFRS attributable to equity holders of Swisscom AG	6,001	6,790	7,776
U.S. GAAP adjustments:
a) Capitalization of interest cost	58	44	48
b) Retirement benefits	(581)	(295)	11
c) Stock based compensation	—	—	—
d) Termination benefits	—	31	41
e) Impairment of investments	—	(20)	(9)
f) Cross-border tax leases	(269)	(249)	(298)
g) debitel purchase accounting	—	—	28
h) Sale of debitel	—	(254)	—
h) Deferred interest	—	(21)	—
i) Revenue recognition	(101)	(136)	(192)
j) Outsourcing contracts	16	—	—
k) Site restoration	11	8	(7)
l) Telephone poles	—	—	—
m) Goodwill	117	117	(633)
n) Sale and leaseback transaction	(297)	(326)	(350)
o) Onerous contracts	16	10	—
p) Income taxes	220	164	108

Shareholders’ equity according to U.S. GAAP	5,191	5,863	6,523

Presented below is a reconciliation of discontinued operations from IFRS to U.S. GAAP:

CHF in millions	2005	2004	2003

Under IFRS:
Assets from discontinued operations	—	—	1,685
Liabilities from discontinued operations	—	—	(794)
Net assets from discontinued operations	—	—	891
Adjustments:
debitel purchase accounting	—	—	28
Sale of debitel	—	(254)	—
debitel goodwill	—	—	(701)
Income taxes	—	—	53

Net (liabilities) assets from discontinued operations under U.S. GAAP	—	(254)	271

a)	Capitalization of interest cost

Under IFRS Swisscom expenses all interest costs as incurred. U.S. GAAP requires interest costs incurred during the construction of property, plant and equipment to be capitalized. The U.S. GAAP reconciliation includes adjustments arising from the application of the method prescribed by Statement of Financial Accounting Standards (SFAS) No. 34, “Capitalization of Interest Cost”.

The effect of capitalization of interest cost and the corresponding additional depreciation expense on the increased amount of property, plant and equipment and the disposal of property would be as follows:

CHF in millions	2005	2004	2003

Interest capitalized during year	22	6	8
Depreciation expense	(8)	(10)	(9)

Net income statement effect	14	(4)	(1)

CHF in millions	2005	2004	2003

Gross amount capitalized	132	110	104
Accumulated depreciation	(74)	(66)	(56)

Net amount capitalized	58	44	48

In 2005, the capitalization rate is higher than in prior years because debt with lower interest rates has matured and been paid off.

b)	Retirement benefits

For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 “Employers Accounting for Pensions” and the disclosure is presented in accordance with SFAS 132(R) “Employers Disclosures about Pensions and Other Postretirement Benefits”. Presented below are the disclosures required by U.S. GAAP that are different from those provided under IFRS. Except as described below, the plan liabilities and assets are the same under U.S. GAAP as IFRS. The difference in the balance sheet and income statement amounts are attributable to how and when the respective standards were implemented, and the recognition of a minimum liability in 2005, 2004 and 2003 under U.S. GAAP as well as differences in accounting for prior service costs.

The following weighted average assumptions were used in accounting for the defined benefit plan under U.S. GAAP:

	2005	2004	2003

Weighted average discount rate	2.60%	3.15%	3.75%
Rate of increase in future compensation levels	2.3%	2.3%	3.1%
Expected long-term rate of return on plan assets	3.9%	4.5%	5.0%
Swisscom uses the interest rate for 30 year Swiss Government bonds to determine the discount rate because there are no high quality corporate bonds of comparable length of maturity denominated in Swiss Francs.

Net periodic pension cost includes the following components:

CHF in millions	2005	2004	2003

Service cost on benefits earned	174	165	182
Interest cost on projected benefit obligation	224	254	255
Expected return on plan assets	(234)	(220)	(227)
Amortization of prior service cost	28	28	29
Amortization of actuarial loss	20	13	30
Net periodic pension cost under U.S. GAAP	212	240	269
Net periodic pension cost under IFRS. See Note 11.	185	219	257

Difference between U.S. GAAP and IFRS	(27)	(21)	(12)

The status of the pension plans are as follows:

CHF in millions	2005	2004	2003

Benefit obligation:
At beginning of year	7,259	6,903	6,726
Service cost on benefits earned	174	165	182
Interest cost on projected benefit obligation	224	254	255
Contributions of plan participants	111	109	97
Net transfers	(84)	(102)	(160)
Benefits paid	(173)	(189)	(211)
Actuarial loss (gain)	584	121	(19)
Plan amendments	(104)	(2)	10
Acquisition	—	—	23
Benefit obligation at end of year	7,991	7,259	6,903

Plan assets at fair value:
At beginning of year	5,209	4,893	4,559
Actual return on plan assets	703	284	341
Employer contributions	498	214	253
Contributions of plan participants	111	109	97
Net transfers	(84)	(102)	(160)
Benefits paid	(173)	(189)	(211)
Acquisition	—	—	14
Plan assets at fair value at end of year	6,264	5,209	4,893

Benefit obligation in excess of plan assets	1,727	2,050	2,010
Minimum liability adjustment	871	743	506
Unrecognized actuarial loss	(971)	(874)	(830)
Unrecognized prior service cost	(128)	(261)	(292)
Accrued pension cost under U.S. GAAP	1,499	1,658	1,394
Accrued pension cost under IFRS. See Note 11.	805	1,118	1,113
Difference between U.S. GAAP and IFRS in accrued pension	(694)	(540)	(281)
Intangible asset under U.S. GAAP	113	245	292

Net impact on equity	(581)	(295)	11

In contrast to the projected benefit obligation, the accumulated benefit obligation, which amounted to CHF 7,674 million in 2005, CHF 6,758 million in 2004 and CHF 6,283 million in 2003, does not include an assumption about future compensation levels in determining the actuarial present value of benefits based on employee service and compensation as of a certain date. Under U.S. GAAP, the pension liability cannot be less than the amount by which the accumulated benefit obligation exceeds plan assets as determined for each individual plan. If an additional minimum liability is recognized, an intangible asset up to the amount of the unrecognized prior service cost for each plan is also recognized and the remaining amount is recorded as part of other comprehensive income (reduction of equity) net of income taxes.

A minimum liability adjustment of CHF 871 million was recorded for U.S. GAAP purposes in 2005, of which CHF 113 million, reflecting the unrecognized prior service cost, was recorded as an intangible asset and the remaining CHF 758 million was recorded, net of tax of CHF 169 million, in other comprehensive income (reduction of equity).

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

Investment policies and strategies for comPlan are approved periodically by the pension trustees, having regard to the potential risks and returns offered by investment in the various assets available. Target asset allocation and investment return criteria are established by the trustees with the overriding objective of stable earnings growth. Actual results are monitored against those targets and the trustees are required to report to the members of the plan, including an analysis of investment performance on an annual basis at a minimum. Day to day asset management is performed by third party asset management companies, reporting to the pension trustees. The long term rate of return on plan asset assumptions used to determine pension expense under U.S. GAAP reflects asset allocations, investment strategy and the view of Swisscom’s investment manager as well as historical returns. Swisscom’s asset returns were 13.1% in 2005, 5.8% in 2004 and 7.5% in 2003.

Plan assets consist of equity investments, obligations of governmental agencies, and other interest-bearing investments. Actual allocations in the Company’s pension plans at December 31, 2005, 2004 and 2003 and target allocations were as follows:

	Target	2005	2004	2003

Debt Securities	62.5%	57.3%	58.1%	56.6%
Equity securities	30.0%	30.4%	32.0%	30.6%
Real estate and other	7.5%	12.3%	9.9%	12.8%

Total	100.0%	100.0%	100.0%	100.0%

comPlan expects to make the following benefit payments:

CHF in millions	2005

In 2006	315
In 2007	328
In 2007	341
In 2009	351
In 2010	359

From 2011 to 2015	1,760

In 2006, the Company expects to make normal employer pension contributions of CHF 258 million to comPlan.

c)	Stock based compensation

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

A summary of Swisscom’s stock based compensation transactions is shown below:

		Weighted
		average
		exercise
	2003	price

Outstanding at January 1	247,815	319
Options lapsed	(9,552)	400
Options exercised	(238,263)	316

Outstanding at December 31	—	—

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

CHF in millions	2003

Net income
As reported	2,096
Pro forma	2,090

CHF

Basic earnings per share
As reported	31.66
Pro forma	31.57

Diluted earnings per share
As reported	31.64
Pro forma	31.55

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

Partial early retirement program

In 2001 and 2003, Swisscom offered to certain employees born between 1946 and 1950 an early retirement plan – see Note 9 for details. A provision, representing the present value of the amount that will be paid to the employees over the period that they are not providing service to Swisscom or the difference between the 75% salary these employees receive and the 50% they actually work, was recorded under IFRS at the time the employees entered into an agreement. Under U.S. GAAP the provision was reversed and the costs are accrued over the remaining service period of the employees.

Outplacement program

Termination benefits are accrued when they are probable and the amount can be estimated.

Under IFRS, Swisscom accrued termination benefits relating to its outplacement program. Under U.S. GAAP at December 31, 2004 and 2003, Swisscom has reversed termination benefit accruals of CHF 17 million and CHF 12 million, respectively. In 2005 and 2004, Swisscom recognized CHF 18 million and CHF 11 million related to termination benefit accruals reversed in prior years.

The U.S. GAAP adjustments that impact the balance sheet consist of the following:

CHF in millions	2005	2004	2003

Accrued liabilities under IFRS	73	90	117
Accrued liabilities under U.S. GAAP	73	59	76

Difference	—	31	41

The U.S. GAAP adjustments that impact the income statement consist of the following:

CHF in millions	2005	2004	2003

Operating expense	39	47	87
Interest expense	—	1	1
Total IFRS expense	39	48	88
Total U.S. GAAP expense	70	58	77

Difference	(31)	(10)	11

e)	Impairment of investments

Under IFRS, Swisscom reversed a write-down of CHF 9 million relating to its investment in Intelsat in 2000. Under U.S. GAAP once a cost method security (non FAS 115 security) is written down the new value becomes its carrying value and any write-downs are not subsequently reversed. The investment in Intelsat was sold in 2005. Due to the different cost basis, Swisscom recognized an additional gain of CHF 9 million in 2005 under U.S. GAAP.

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

At 31 December 2005, there were no material unrealized losses.

When evaluating the Company’s investments for possible impairment, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the investee, and the Company’s ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value. The declines in the above securities are considered to be temporary in nature and, accordingly, the Company did not believe these securities were impaired as of December 31, 2004.

f)	Cross-border tax leases

As described in Note 25, Swisscom entered into a series of transactions in 1999, 2000 and 2002, in which it placed funds into trusts or entered into non-refundable payment undertaking agreements with financial institutions with minimal credit risk. Swisscom concluded that these transactions lacked economic substance under IFRS and were not recognized as the definition of an asset and liability had not been met. Under U.S. GAAP both the asset and liability of CHF 3,785 million, CHF 3,285 million and CHF 3,491 million at December 31, 2005, 2004 and 2003, respectively, were recorded on the balance sheet. Future minimum lease payments relating to these leases as of December 31, 2005 are:

CHF in millions

2006	191
2007	408
2008	511
2009	123
2010	320
after 2011	8,466
Total minimum lease payments	10,019
Less future interest charges	(6,234)
Present value of lease payments	3,785
Less current portion	11

Non-current lease obligations	3,774

The difference between the cash proceeds from the sale and the present value of the future minimum lease payments represents a gain on the sale of a tax benefit. The net cash effect resulting from these transactions was a gain from the sale of the tax benefits of CHF 108 million in 1999, CHF 204 million in 2000 and CHF 28 million in 2002. Under IFRS, Swisscom recorded these gains in the period the transactions closed. Under U.S. GAAP, Swisscom is amortizing these amounts over the term of the lease, which ranges from 12 to 30 years, and accordingly recognized income of CHF 14 million in 2005 and CHF 15 million in 2004 and 2003. There are no expected net cash receipts or payments in the future as both the assets and liabilities will decline equally over the term of the lease. The corresponding interest income and expense, which are also equal, of CHF 266 million, CHF 258 million and CHF 273 million were recognized in 2005, 2004 and 2003, respectively.

In connection with these lease transactions Swisscom committed that the financial assets placed into trusts would meet minimum credit ratings. Shortly before the end of 2004, the credit rating of some financial assets decreased below the minimum rating agreed in the contracts. Swisscom estimated that it would cost CHF 34 million to replace these assets and recorded a provision under IFRS accordingly. As no transaction took place and the financial assets market value had not been impaired, no amount was recorded under U.S. GAAP in 2004 and the loss recorded under IFRS was reversed.

Swisscom replaced the assets in 2005 with securities meeting the agreed minimum rating. The cost to replace the assets amounted to CHF 10 million. This cost represents the difference between the sales proceeds of the securities that were replaced and the cost of the securities which meet the minimum rating. In 2005, under IFRS, Swisscom reversed the provision of CHF 34 million that was recorded in 2004 and recorded the actual expense to replace the assets of CHF 10 million. As no provision was recorded under U.S. GAAP in 2004, the reversal of the CHF 34 million that was recorded under IFRS in 2005 was reversed under U.S. GAAP.

g)	debitel purchase accounting

During the year ended December 31, 2003 and for the period to June 8, 2004, the date of the sale of debitel, amortization expense relating to the customer list was CHF 86 million and CHF 23 million and the unamortized balance was CHF 28 million and CHF 5 million, respectively. As described in m) below, the entire amount of goodwill relating to debitel was impaired during 2002. Under IFRS, no amount was allocated to customer list, and accordingly, there is no balance or amortization expense. These amounts were therefore recorded under U.S. GAAP. The remaining CHF 5 million was included in the determination of the gain on the sale of debitel. See Note h.

h)	Sale of debitel

As described in Note 37, during 2004 Swisscom sold its interest in debitel, which resulted in a loss on disposal under IFRS of CHF 248 million. As a result of the difference in the carrying amount of Swisscom’s investment in debitel between IFRS and U.S. GAAP, as discussed in Note m) below and the deferred proceeds from the vendor loans discussed below, the sale of debitel resulted in a gain under U.S. GAAP of CHF 94 million.

As discussed more fully in Note 37, EUR 210 million of the EUR 640 million proceeds from the sale of debitel was in the form of two vendor loans. As a result, in accordance with Staff Accounting Bulletin Topic 5 U, Gain Recognition On The Sale Of A Business or Operating Assets To A Highly Leverage Entity, CHF 254 million (which represented the fair value of these loans on the date of disposal) of the sale proceeds were deferred as Swisscom’s ability to recognize that portion of the sales proceeds was dependent upon debitel’s ability to repay the vendor loans from operations or refinancing.

In accordance with the agreement, interest accruing on the vendor loans becomes payable when the loans become due. The accretion of the discount and unpaid interest was not recognized as income under U.S. GAAP. Under IFRS the interest was recorded to income as earned. In the period from the date of sale to December 31, 2004, the interest of CHF 21 million was reversed under U.S. GAAP.

During 2005, debitel repaid all amounts outstanding under the vendor loans, including accrued interest. Since the amounts due under the vendor loans have been repaid in full, including interest, Swisscom has recognized the gain of CHF 254 million, and interest income of CHF 21 million, that had been previously deferred in 2004. The treatment of the remaining accretion of the debt and the fair value gain recorded under IFRS during 2005 is consistent with the accounting under U.S. GAAP, so no adjustment is necessary.

As part of a bring down and settlement agreement between Swisscom and the purchaser that was entered into during 2005, Swisscom was relieved of their obligation to indemnify the purchaser of operating losses related to an international subsidiary of debitel, which did not initially qualify as a disposal. As a result of this agreement, this international subsidiary is no longer consolidated by Swisscom. As the subsidiary recorded net income in the period through the date of the bring down and settlement agreement, Swisscom did not recognize this income in the consolidated financial statements under U.S. GAAP as all profits remained with the buyer.

Swisscom was not relieved of their obligation to indemnify the purchaser of certain exposures related to tax contingencies that existed prior to the closing date of the sale. Based upon developments regarding certain tax positions that have been taken in the past, including tax audits and discussions with tax authorities, Swisscom has recorded a provision of CHF 50 million during 2005. The recording of this provision under IFRS in 2005 is consistent with the accounting under U.S. GAAP, so no adjustment is necessary.

The U.S. GAAP adjustments related to the sale of debitel that impact the income statement consist of the following:

CHF in millions	2005	2004

Gain (loss) on sale from discontinued operation (debitel) under IFRS	9	(248)
U.S. GAAP Adjustments:
Difference in carrying value of goodwill at 8 June 2004. See Note m.	—	629
Difference in carrying value of customer list at 8 June 2004. See Note g.	—	(5)
Difference in Currency Translation Adjustment at 8 June 2004	—	(28)
Gain deferred under U.S. GAAP at the time of sale	254	(254)
Gain recorded under U.S. GAAP	263	94

Difference	254	342

i)	Revenue recognition

In 2004, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 104 which amended SAB 101. Under this guidance, revenue earned from access and similar charges should be recognized over the estimated life of the customer relationship. Under IFRS, this revenue is recognized immediately upon connection or similar activity. In 2005, 2004 and 2003, the effect of the deferred and released revenue from prior periods amounted to CHF 35 million, CHF 56 million and CHF 31 million, respectively, which has been recorded as an addition to net revenue. SAB 104 allows companies to defer costs directly associated with revenue that has been deferred. Swisscom has elected not to defer any such costs.

In November 2002, the EITF reached a consensus on Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into by Swisscom after January 1, 2004. The impact on the consolidated financial statements is not material.

j)	Outsourcing contracts

As described in Note 2.16, start-up and integration costs are accrued and recorded as expense over the contract period. Furthermore, at the end of each period, Swisscom establishes a provision for the excess of the direct attributable costs over the expected benefits for the entire contract life. Under U.S. GAAP, Swisscom recognizes start-up and integration costs as incurred and does not record a provision for future losses, to the extent applicable, on such contracts; rather, the losses are recognized in the period in which they are incurred. Under IFRS, Swisscom capitalized CHF 18 million of start-up and integration costs and recorded a provision of CHF 34 million for future losses at December 31, 2005. Accordingly under U.S. GAAP the net amount of CHF 16 million was reversed. No amounts were recorded in prior years.

k)	Site restoration

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

As of January 1, 2003, there is no material difference between the asset retirement obligation under IFRS compared to U.S.GAAP, as there is no significant difference in the discount rate. The liability under U.S. GAAP was accordingly increased by CHF 7 million to CHF 371 million, the amount of the provision under IFRS, at January 1, 2003. The corresponding cost and accumulated depreciation of the asset, which was also recorded under property, plant and equipment under U.S. GAAP, differed to that recorded under IFRS due to the difference in discount rate used. At January 1, 2003, the net book value of the asset capitalized under U.S. GAAP was CHF 38 million and CHF 32 million under IFRS. The net impact of adopting SFAS 143, which was a credit to the income statement of CHF 31 million, was recorded as a cumulative effect of accounting change at January 1, 2003.

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

As described in Note 26, in 2005, Swisscom adjusted the costs of dismantlement and remaining useful life following a strategic revaluation of the analog transmitter stations. In accordance with IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities Swisscom recorded CHF 50 million against the cost of the related asset and CHF 25 million as financial income. Under U.S. GAAP the amount recognized as financial income differed due to the different carrying amount of the related asset. In addition, under U.S. GAAP, the interest rate used to measure the liability is the rate that existed when the liability was initially measured.

During 2005, Swisscom has applied the provisions of FIN No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143. The adoption of this interpretation did not have an impact on Swisscom’s asset retirement obligations.

The difference between asset retirement obligation and net asset capitalized between IFRS and U.S. GAAP consist of the following:

CHF in millions	2005	2004	2003

Net asset capitalized under IFRS	52	24	28
Retirement obligation under IFRS	(364)	(338)	(314)
Net liability under IFRS	(312)	(314)	(286)
Net asset capitalized under U.S. GAAP	50	19	21
Retirement obligation under U.S. GAAP	(351)	(325)	(314)
Net liability under U.S. GAAP	(301)	(306)	(293)

Difference	11	8	(7)

The difference between the components for site restoration expense between IFRS and U.S. GAAP consist of the following:

CHF in millions	2005	2004	2003

Operating expenses	—	(1)	—
Depreciation expense	7	8	9
Financial (income) expense	(12)	22	(39)
Total IFRS (income) expense	(5)	29	(30)
Operating expenses	—	(1)	10
Depreciation expense	6	6	—
Financial (income) expense	(14)	9	(27)
Cumulative effect of first time adoption	—	—	(31)
Total U.S. GAAP (income) expense	(8)	14	(48)

Difference1)	3	15	18

1)	In 2003, CHF 31 million income was recorded as a cumulative effect of accounting change, with no tax benefit and CHF 13 million was included in operating expenses.
l)	Telephone poles

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

In 2003 Swisscom recorded an impairment charge related to the goodwill for debitel of CHF 280 million under IFRS. As the goodwill balance under U.S. GAAP had a value of zero, the impairment booked under IFRS was reversed under U.S. GAAP.

Under IFRS, CHF 106 million and CHF 213 million of amortization expense relating to goodwill was recognized in 2004 and 2003 respectively. Under U.S. GAAP, goodwill is not amortized and these amounts were therefore reversed. As described in note 2.4, Swisscom applied IFRS 3 “Business Combinations” in 2005 and, in accordance with IFRS 3, ceased goodwill amortization. Therefore there is no difference related to goodwill amortization in 2005.

At December 31, 2005, the U.S. GAAP adjustments that impact the balance sheet consist of the following:

CHF in millions	2005	2004	2003

Decrease debitel goodwill	—	—	(701)
Reversal of other goodwill amortization	117	117	68

Effect on shareholders’ equity	117	117	(633)

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

The changes in the carrying amount of goodwill for the year ended December 31, 2005 are as follows:

CHF in millions	Total

January 1, 2005	271
Additions	160
Translation adjustments	2
December 31, 2005	433

Swisscom’s intangible assets that are subject to amortization, the amortization expense in 2005 and the expected amortization expense for the 5 years ended December 31, 2010 are summarized below:

	Gross carrying	Accumulated
CHF in millions	amount	Amortization

Amortized intangible assets:
At December 31, 2005
Internally developed software	274	(230)
Other	573	(210)

Total	847	(440)

Aggregate amortization expense:
For year ended December 31, 2005		108

Estimated amortization expense:
For year ended December 31, 2006		141
For year ended December 31, 2007		113
For year ended December 31, 2008		73
For year ended December 31, 2009		41
For year ended December 31, 2010		24

n)	Sale and leaseback transaction

In March 2001 Swisscom entered into two master agreements for the sale of real estate. At the same time Swisscom entered into agreements to lease back part of the sold property space. The gain on the sale of the properties after transaction costs of CHF 105 million and including the reversal of environmental provisions, was CHF 807 million under IFRS.

A number of the leaseback agreements are accounted for as finance leases under IFRS and the gain on the sale of these properties of CHF 129 million is deferred and released to income over the individual lease terms. The remaining gain of CHF 675 million represents the gain on the sale of buildings which were sold outright and the gain on the sale of land and buildings which qualify as operating leases under IFRS. Under IFRS, the gain on a leaseback accounted for as an operating lease is recognized immediately. Under U.S. GAAP, in general the gain is deferred and amortized over the lease term. If the lease back was minor, the gain was immediately recognized. In addition, certain of the agreements did not qualify as sale and leaseback accounting because of continuing involvement in the form of purchase options. These transactions are accounted for under the finance method and the sales proceeds are reported as a financing obligation and the properties remain on the balance sheet and continue to be depreciated as in the past. The lease payments are split between interest and amortization of the obligation.

The differences are the following:

CHF in millions	2005	2004	2003

Amounts recorded in the balance sheet under IFRS:
Property, plant and equipment	451	466	479
Deferred gain	(118)	(120)	(122)
Finance lease obligation	(482)	(488)	(495)
Total under IFRS	(149)	(142)	(138)
Amounts recorded in the balance sheet under U.S. GAAP:
Porperty, plant and equipment	375	392	407
Deferred gain	(164)	(192)	(219)
Finance obligation/Capital lease obligation	(657)	(668)	(676)
Total under U.S. GAAP	(446)	(468)	(488)

Difference on balance sheet items	(297)	(326)	(350)

Differences on income statement items:
Gain released under U.S. GAAP	26	25	24
Depreciation expense	(2)	(2)	(2)
Interest expense	(8)	(11)	(11)
Rental expense	13	12	11

Total difference in income statement	29	24	22

Under IFRS, for the buildings qualifying as finance leases, when the transaction was first recorded in March 2001, Swisscom adjusted the carrying value of the fixed assets to the selling price, increasing the carrying value by the gain of CHF 129 million. The increase in the value of the asset is deferred and is included within other long-term liabilities. Under U.S. GAAP, for the transactions accounted for under the finance method, Swisscom has netted the deferred gain against the asset. As a result, property, plant and equipment was reduced by CHF 76 million, CHF 74 million and CHF 72 million in 2005, 2004 and 2003, respectively.

Swisscom deferred an additional CHF 298 million under U.S. GAAP, of which CHF 26 million was released in 2005, CHF 25 million in 2004, and CHF 24 million in 2003.
o)	Onerous Contracts
Under IFRS, Swisscom recorded a provision for onerous contracts of CHF 10 million related to rental agreements in 2004. The provision was increased to CHF 16 million in 2005 due to changes in estimate of amounts and affected buildings. Under U.S. GAAP, the conditions of FAS 146 Accounting for Costs Associated with Exit or Disposal Activities were not met at December 31, 2005, and the provision was reversed.

p)	Income taxes

In 2004, the weighted-average statutory tax rate is reduced from 23% to 22.3% due to a lower tax rate for a major subsidiary. The deferred tax assets and liabilities were adjusted to reflect these changes resulting in a one-time charge of CHF 3 million.

Under U.S. GAAP, income before income taxes, equity in net (loss) income of affiliated companies, minority interest and change in accounting principle on continuing operations consists of the following:

CHF in millions	2005	2004	2003

Switzerland	2,843	2,823	2,802
Foreign	84	(92)	93

Total	2,927	2,731	2,895

Under U.S. GAAP, income tax expenses would be allocated as follows:

CHF in millions	2005	2004	2003

Current
Switzerland	425	460	191
Foreign	—	1	1

Total current	425	461	192

Deferred
Switzerland	112	(49)	291
Foreign	—	—	(3)
Total deferred	112	(49)	288

Total income taxes	537	412	480

The components of deferred taxes under U.S. GAAP at December 31, 2005, 2004 and 2003 are presented below:

CHF in millions	2005	2004	2003

Deferred tax asset:
Current liabilities	—	30	44
Accrued pension cost	228	195	117
Intangible assets	—	—	164
Other current and non current assets	79	65	59
Tax losses	76	126	110
Less: valuation allowance	(51)	(50)	(108)
Total deferred tax asset continuing operations	332	366	386

Other current and non current assets	—	—	39
Tax losses	—	—	27
Less: valuation allowance	—	—	(1)
Total deferred tax asset discontinued operations	—	—	65

Total deferred tax asset	332	366	451

Deferred tax liabilities:
Property, plant and equipment	(288)	(282)	(403)
Intangible assets	(58)	(35)	—
Trade receivables and other current assets	—	—	(5)
Other non-current assets	(41)	(4)	(21)
Accrued liabilities	(2)	(27)	(46)
Total deferred tax liabilities continuing operations	(389)	(348)	(475)

CHF in millions	2005	2004	2003

Other non-current assets	—	—	(12)
Total deferred tax liabilities discontinued operations	—	—	(12)

Total deferred tax liabilities	(389)	(348)	(487)

Net deferred tax asset (liability) under U.S. GAAP	(57)	18	(36)
Net deferred tax asset (liability) under IFRS1)	(277)	(146)	(144)

Difference	220	164	108

1)	Included in this caption is deferred tax asset related to discontinued operations CHF 65 million for the year ended December 31, 2003.
The components of income tax expense are:

Current tax expense	425	461	192
Deferred tax expense (benefit)	112	(49)	288
Income tax expense under U.S. GAAP	537	412	480
Total income tax expense under IFRS	535	394	467
Difference continuing operations	(2)	(18)	(13)
Current tax expense	—	20	49
Deferred tax benefit	—	(2)	(50)
Income tax expense (benefit) under U.S. GAAP	—	18	(1)
Total income tax expense under IFRS	—	30	33

Difference discontinued operations	—	12	34

Total difference	(2)	(6)	21

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax authority. The following amounts, determined after appropriate offsetting are shown in the consolidated balance sheet at December 31, 2005:

CHF in millions	2005	2004	2003

Deferred tax assets (current)	52	125	162
Deferred tax assets (non-current)	196	90	221
Deferred tax liabilities (current)	(11)	(2)	(6)
Deferred tax liabilities (non-current)	(294)	(195)	(413)

Net deferred tax asset (liability) under U.S. GAAP	(57)	18	(36)

Other Disclosures

Antenna Hungária

As described in Note 5, Swisscom acquired a 75% interest in Antenna Hungária in October 2005 and the remaining 25% in the first quarter of 2006. Under IFRS, Swisscom reflected this transaction as if it had acquired 100% of Antenna Hungária at December 31, 2005 and recognized a liability of CHF 104 million for the amount paid in 2006. Under U.S. GAAP, Swisscom would have reflected this transaction as acquiring a 75% interest and the increase in the historical values would have been limited to 75% of the fair values. Accordingly, under U.S. GAAP, Swisscom would not have recognized the liability for CHF 104 million, and would have recognized 25% of the net assets of Antenna Hungária at its historical book value as a minority interest of CHF 37 million. The adjustment to reduce the fair value of the acquired assets to 75% would have been as follows:

CHF in millions

Property, plant and equipment	24
Goodwill	35
Other intangible assets	10
Deferred income tax	(6)

Total	63

Sale of Swisscom’s international carrier business

As described in Note 22, Swisscom exchanged its interest in its international carrier services business for an interest in Belgacom International Carrier Services. As Swisscom adjusted its carrying value in this investment to fair value at the end of 2004, there was no additional accounting required when the exchange took place in 2005.

Valuation and Qualifying Accounts

Presented below is a schedule of valuation and qualifying accounts determined using balances in accordance with IFRS:

		Allowance for bad	Termination
CHF in millions	Restructuring	and doubtful debts	benefits

Liability at December 31, 2002	11	196	118
Amounts written off	—	(43)	—
Increase in provision	—	33	88
Cash payments	(4)	—	(89)

Liability at December 31, 2003	7	186	117

Amounts written off	—	(49)	—
Increase in provision	—	31	42
Cash payments	(2)	—	(69)

Liability at December 31, 2004	5	168	90

Amounts written off	(4)	(49)	(15)
Increase in provision		39	50
Cash payments	(1)	—	(52)

Liability at December 31, 2005	—	158	73

Effect of new accounting pronouncements:

International Financial Reporting Standards

For further information on new standards and amendments to published International Financial Reporting Standards (IFRS) see Note 42.

U.S. GAAP

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payments. The statement requires the measurement and recognition of the cost of employee services received in exchange for an award of equity instruments based on fair value of the award at the grant-date. The cost is recognized over the period during which an employee is required to provide service in exchange for the award. The standard supersedes APB 25, Accounting for Stock Issued to Employees, and prohibits the use of the “intrinsic value” method of accounting for share-based payment transactions. SFAS 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005; however, early application is possible. The Company is currently evaluating the impact that SFAS 123R will have on the consolidated financial statements.

In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Non-monetary Assets. SFAS 153 was a result of a joint effort by the FASB and the IASB to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. One such difference was the exception from fair value measurement in APB Opinion No. 29, Accounting for Non-monetary Transactions, for non-monetary exchanges of similar productive assets. SFAS 153 replaces this exception with a general exception from fair value measurement for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 shall be applied prospectively and is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material impact on the Group’s consolidated financial statements.

On March 29, 2005, the SEC staff issued Staff Accounting Bulletin No. 107, Share-Based Payment (“SAB No. 107”), to address the application of SFAS No. 123R. SAB No. 107 provides interpretive guidance related to the interaction between SFAS No. 123R and certain SEC rules and regulations and provides the SEC staff’s views about the valuation of share-based payment arrangements and other specific areas. The Company is currently evaluating the impact that SAB 107 will have on the consolidated financial statements.

In May 2005 the FASB published FASB Statement No. 154 Accounting changes and error corrections as a replacement of APB Opinion No. 20 Accounting changes and FASB Statement No. 3 Reporting Accounting Changes in Interim Financial Statements, which has to be applied for financial years beginning on or after December 15, 2005. It requires to recognize changes in accounting principles retrospectively, instead of including the effect in net income of the period as was prescribed by APB Opinion No. 20. Swisscom will apply the standard to the financial year beginning on January 1, 2006.

In June 2005 the Emerging Issues Task Force published EITF 05-5: Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements), which has to be applied for fiscal years beginning after December 15, 2005. This Issue addresses specific features in Altersteilzeit arrangements. The adoption of EITF 05-5 is not expected to have a material impact on the Group’s consolidated financial statements.

ITEM 19: EXHIBITS
Index to Exhibits

Exhibit 1	Articles of Incorporation (Statuten) in English translation. Article 3.1.1 was amended on April 26, 2005.

Exhibit 8	Subsidiaries: See Note 39 to the consolidated financial statements

Exhibit 12	Certifications pursuant to Section 302 of Sarbanes-Oxley Act of 2002

Exhibit 13	Certifications pursuant to Section 906 of Sarbanes-Oxley Act of 2002

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG (Registrant)

By:	/s/ Mario Rossi
Mario Rossi
Chief Financial Officer
Date: April 21, 2006