Form 20-F
period 2006-12-31
SWISSCOM AG
filed 2007-04-23
CIK 1069336

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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

     The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2006: 51,801,943 Registered Shares, Nominal Value CHF 1 per share.
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
Swisscom’s annual audited consolidated financial statements for the years ended December 31, 2006, December 31, 2005 and December 31, 2004, included in this annual report, are prepared in accordance with International Financial Reporting Standards (“IFRS”), which differ in certain significant respects from Generally Accepted Accounting Principles in the United States of America (US GAAP). For a reconciliation of such differences between IFRS and U.S. GAAP as they relate to Swisscom, see Note 43 to the consolidated financial statements.
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
Not Applicable.
ITEM 3: KEY INFORMATION
Selected Financial Data
Selected Consolidated Financial and Statistical Data
The selected consolidated financial data below have been extracted or derived from, and are qualified by reference to, the audited consolidated financial statements of Swisscom. The consolidated financial statements were prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. For a reconciliation of the significant differences between IFRS and U.S. GAAP as they relate to Swisscom, see Note 43 to the consolidated financial statements.

CHF in millions	Year Ended December 31,
	2006	2005	2004	2003	2002

Consolidated Income Statement Data:
Amounts in accordance with IFRS:
Net revenue	9,653	9,732	10,057	10,026	10,415
Capitalized costs and other income	296	260	195	231	228

Total	9,949	9,992	10,252	10,257	10,643

Goods and services purchased	1,840	1,831	1,847	1,706	2,073
Personnel expenses	2,278	2,173	2,194	2,266	2,329
Other operating expenses	2,044	1,817	1,823	1,798	2,004
Depreciation	1,280	1,286	1,542	1,537	1,546
Amortization	155	108	151	142	114

Total operating expenses	7,597	7,215	7,557	7,449	8,066

Earnings before interest and taxes	2,352	2,777	2,695	2,808	2,577
Financial expense	(240)	(160)	(272)	(226)	(495)
Financial income	189	242	138	213	197
Share of profit (loss) of affiliated companies	30	13	22	(9)	94
Income before income taxes	2,331	2,872	2,583	2,786	2,373

Income tax expense (1)	(462)	(535)	(392)	(467)	(313)

Net income from continuing operations	1,869	2,337	2,191	2,319	2,060
Discontinued operations(2) (3)	36	9	(243)	(408)	(933)

Net income	1,905	2,346	1,948	1,911	1,127

Net income attributable to equity holders of Swisscom AG	1,599	2,022	1,596	1,571	826

Net income attributable to minority interest	306	324	352	340	301

CHF in millions except per Share and
ADS amounts	Year Ended December 31,
	2006	2005	2004	2003	2002

Basic earnings (loss) per share(4)
-from continuing operations	28.27	33.64	28.42	29.89	26.00
-from discontinued operations(3)	0.65	0.15	(3.76)	(6.16)	(13.79)
-net income	28.92	33.79	24.66	23.73	12.21
Diluted earnings (loss) per share(4)
-from continuing operations	28.27	33.64	28.42	29.88	25.98
-from discontinued operations(3)	0.65	0.15	(3.76)	(6.16)	(13.78)
-net income	28.92	33.79	24.66	23.72	12.20
Basic and diluted earnings per ADS(4)	2.89	3.38	2.47	2.37	1.22

Amounts in accordance with U.S. GAAP:
Net revenue	9,671	9,767	10,113	10,057	10,424
Net income from continuing operations	1,553	2,066	1,968	2,066	1,780
Net income (loss) from discontinued operations(3)	36	263	145	(8)	(994)
Cumulative effect of a change in accounting policy	0	—	—	38	(1,649)

Net income (loss)	1,589	2,329	2,113	2,096	(863)

Basic earnings (loss) per share
-from continuing operations	28.08	34.52	30.41	31.21	26.31
-from discontinued operations(3)	0.65	4.40	2.24	(0.12)	(14.69)
Cumulative effect of a change in accounting policy	—	—	—	0.57	(24.38)
-net income	28.73	38.92	32.65	31.66	(12.76)
Diluted earnings (loss) per share
-from continuing operations	28.08	34.52	30.41	31.19	26.29
-from discontinued operations(3)	0.65	4.40	2.24	(0.12)	(14.68)
Cumulative effect of a change in accounting policy	—	—	—	0.57	(24.35)
-net income	28.73	38.92	32.65	31.64	(12.74)
Basic earnings per ADS(4)	2.87	3.89	3.27	3.17	(1.28)
Diluted earnings per ADS(4)	2.87	3.89	3.27	3.16	(1.27)

CHF in millions	Year Ended December 31,
	2006	2005		2004	2003	2002

Consolidated Balance Sheet Data:
(end of period)
Amounts in accordance with IFRS:
Cash and cash equivalents	673	1,023		2,387	3,104	1,512
Other current assets	2,883	4,180		3,790	2,805	2,857
Property, plant and equipment	5,795	6,000		6,190	6,760	7,274
Investments in affiliated companies	221	191		58	41	682
Other non-current assets	6,025	2,015		1,807	1,923	2,270
Assets from discontinued operations(3)	—	—		—	1,685	2,135

Total assets	15,597	13,409		14,232	16,318	16,730

Short-term debt	1,568	137	(5)	158	319	827
Trade accounts payable and other current liabilities	2,616	2,461		2,287	2,204	2,170
Long-term debt and finance lease obligations	5,015	2,299		2,212	2,433	2,626
Accrued pension cost	719	805		1,118	1,113	1,101
Accrued liabilities and other long-term liabilities	1,176	1,083		1,004	948	935
Liabilities from discontinued operations(3)	—	—		—	794	886

Total liabilities	11,094	6,785		6,779	7,811	8,545
Minority interest	67	623		663	731	781
Shareholders’ equity	4,436	6,001		6,790	7,776	7,404

Total equity	4,503	6,624		7,453	8,507	8,185

Amounts in accordance with U.S. GAAP:
Assets continuing operations	19,867	17,549		17,734	18,360	18,654
Assets discontinued operations(3)	0	—		—	1,012	1,165

Total assets	19,867	17,549		17,734	19,372	19,819

Long-term debt and finance lease obligations continuing operations	8,785	6,259		5,665	6,102	6,590
Long-term debt and finance lease obligations discontinued operations(3)	—	—		—	36	23
Total long-term debt and finance lease obligations	8,785	6,259		5,665	6,138	6,613
Shareholders’ equity	3,413	5,191		5,863	6,523	5,587

Consolidated Cash Flow Data:
Amounts in accordance with IFRS:
Cash provided by operating activities	3,264	3,432		4,066	4,708	3,698

Capital expenditures:
Fixed-line networks	457	353		360	497	479
Mobile networks	199	238		434	381	295
Other intangibles	229	189		103	98	70
Buildings	154	104		13	6	2
Other	285	203		226	183	281

Total capital expenditures	1,324	1,087		1,136	1,165	1,127

	Year Ended December 31,
	2006	2005	2004	2003	2002

Statistical Data:
Fixed-line access lines
(end of period, in thousands)
PSTN lines	2,891	2,922	3,007	3,086	3,163
ISDN lines	856	900	924	924	911

Total fixed-line access lines	3,747	3,822	3,931	4,010	4,074

Traffic (in millions of minutes):
National fixed-line telephony(6)	9,024	9,483	10,211	10,957	12,316
Outgoing international fixed-line telephony(7)	1,245	1,282	1,316	1,341	1,394
Mobile telephony(8)	4,432	3,688	3,404	3,335	3,331

Total xDSL lines (end of period, in thousands)	1,368	1,098	802	487	195
Swisscom Mobile subscribers(9) (end of period, in thousands)	4,632	4,281	3,908	3,796	3,605
Number of full-time equivalent employees (end of period)	17,068	16,088	15,477	16,079	17,171
Notes to Selected Consolidated Financial and Statistical Data

(1)	In 2002, Swisscom restructured its operations resulting in a weighted average statutory tax rate of 23%. For 2004 and 2005, the weighted average statutory tax rate was further reduced to 22.3%. For 2006, the weighted average statutory tax rate was 22.1%. See Note 14 to the consolidated financial statements.

(2)	Swisscom sold debitel in June 2004 and granted the purchaser vendor loan notes amounting to EUR 210 million in connection therewith. The vendor loan notes were initially recognized at fair value and in the following period using the effective interest rate method. See Note 37 to the consolidated financial statements. The purchaser prematurely repaid the entire loan in the first six months of 2005 and made a payment of CHF 351 million, representing the nominal value of the loan and the contractually agreed interest. The difference of CHF 59 million between the recoverable value of the loan and the payment was recorded under discontinued operations.

(3)	As a result of the sale of debitel in June 2004, Swisscom treats debitel in its consolidated financial statements as a discontinued operation.

(4)	Earnings per ADS are based on the ratio of one-tenth of one share to one ADS. The basic weighted-average number of shares outstanding in 2002, 2003, 2004, 2005 and 2006 was 67,647,928, 66,199,789, 64,715,609, 59,835,529 and 55,299,323, respectively.

(5)	Total debt at December 31, 2002 included debt outstanding to the Swiss Post in the aggregate principal amount of CHF 0.8 billion. In the course of 2003, Swisscom repaid the remaining outstanding loans of CHF 0.8 billion.

(6)	Represents total traffic generated by customers of Fixnet and Solutions. Includes traffic from Swisscom’s fixed-line network to mobile networks and to private user networks. Does not include Internet traffic and traffic generated from Swisscom-operated public payphones, Swisscom’s toll-free, cost shared and premium rate telephone number services for business customers or by Swisscom’s information services.

(7)	Represents total traffic generated by customers of Fixnet and Solutions. Based on minutes as determined for customer billing purposes.

(8)	Includes minutes from all outgoing calls made by subscribers of Swisscom Mobile. Figures include voice minutes only.

(9)	Swisscom does not include accounts of any prepaid customer with inactivity of more than twelve months in its subscriber figures. As of December 31, 2004, approximately 124,000 customers, which had not registered with Swisscom on a timely basis, as required by law since July 2004, were deactivated.

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

	Dividend per Share
Year Ended December 31,	(CHF)	(USD)
2002(1)	12	9.15
2003(1)	13	10.01
2004	14	11.77
2005	16	12.61
2006(2)	17	n/a

(1)	In both 2002 and 2003, shareholders received an additional distribution of CHF 8 per share (equivalent to USD 4.93 per share and USD 6.00 per share, in each case on the date of the shareholders’ meeting at which the relevant distribution was approved) following par value reductions.

(2)	The Board of Directors has proposed a dividend of CHF 17 per share in respect of fiscal year 2006, which is subject to approval by the Annual General Meeting to be held on April 24, 2007. In September 2006, Swisscom completed a share repurchase program, in which it repurchased shares by issuing tradable put options, in an aggregate amount of CHF 2.2 billion. For information on Swisscom’s return policy, see “Item 8: Financial Information – Dividend Policy”.
Exchange Rate Information
The following table shows, for the years indicated, information concerning the noon buying rate, expressed in Swiss francs per U.S. dollar. The noon buying rate on April 20, 2007 was CHF 1.2081.

Average
Year Ended December 31,	Rate(1)
2002	1.5497
2003	1.3374
2004	1.2393
2005	1.2507
2006	1.2456

(1)	The average of the noon buying rates on the last business day of each full month during the relevant period
The following table shows, for the periods indicated, information concerning the high and low noon buying rates for the Swiss franc, expressed in Swiss francs per U.S. dollar.

Month	High	Low
October 2006	1.2752	1.2424
November 2006	1.2566	1.1966
December 2006	1.2253	1.1911
January 2007	1.2470	1.2125
February 2007	1.2532	1.2189
March 2007	1.2332	1.2079

Risk Factors
Risks Related to Swisscom’s Business
Amendments to the Telecommunications Act require Swisscom to offer unbundled access to its local loop and other related services, which could negatively affect its fixed-line business and overall operating results
The Swiss telecommunications market has been open to competition since the Swiss Telecommunications Act (Fernmeldegesetz) (the “Telecommunications Act”) entered into force on January 1, 1998. While the Telecommunications Act contained provisions designed to facilitate competition in the fixed-line telephony market, Swisscom was not required, prior to 2007, to unbundle its local loop. Although Swisscom provides access services to the vast majority of Swiss fixed-line telephony customers, many of whom continue to use Swisscom as their default provider of national and international calling services, competition has resulted in a loss of market share and margin pressure for such calling services.
In March 2006, the Swiss Parliament adopted amendments to the Telecommunications Act which entered into effect on April 1, 2007. Swisscom is now required to offer, among other things, unbundled access to its local loop in the form of full access on a cost-oriented basis as well as access rebilling. Unbundling of the local loop in the form of full access allows competitors to offer access services to customers in Switzerland without having to build local loops of their own, although they still have to make significant investments in their own network infrastructure in order to connect to the local loop. By doing so, competitors would be able to offer broadband access without using Swisscom’s wholesale broadband access services. Moreover, with access rebilling, competitors are able to bill customers directly for the access services provided by Swisscom. As a result, Swisscom’s competitors are able to offer their customers a full range of fixed-line services, including access, and their customers will receive a single bill covering all these services. Accordingly, competition in the access market is expected to increase and Swisscom may lose market share in the national and international calling markets.
Unbundling of the local loop requires market-dominant providers to also offer bitstream access to other providers for four years on a cost-oriented basis. Swisscom’s competitors have historically provided ADSL services to its customers based on a wholesale contract with Swisscom on commercial terms. Regulated bitstream access would therefore enable Swisscom’s competitors to offer ADSL services at lower rates than they have in the past. Market-dominant providers must make bitstream access available at the main distributor frame and over their copper network in the local loop. Accordingly, if Swisscom is deemed to be market-dominant and is required to provide bitstream access, its competitors will be required to make significant upfront investments in their own network infrastructure in order to reach Swisscom’s main distributor frame for bitstream data traffic and will have to build their own access lines within four years or switch to full access. In addition, competitors will not be entitled to use Swisscom’s fiber optic lines, even if Swisscom is deemed to be market-dominant. Nonetheless, the Telecommunications Act amendments are expected to cause competition to increase. With increased competition, Swisscom’s share of the broadband access (xDSL) market is likely to decline and Swisscom could be required to lower its broadband access tariffs to remain competitive. While a portion of any lost retail access revenue will be compensated for by additional wholesale revenue for access services provided to Swisscom’s competitors, those services must be provided on a cost-oriented basis. Accordingly, the introduction of bitstream access could have a significant and adverse effect on the growth and profitability of Swisscom’s access business.
Swisscom does not believe that it is market-dominant in the market for bitstream access, and it therefore does not intend to offer competitors bitstream access on a cost-oriented basis. Swisscom expects competitors to challenge its position in court. Such proceedings may be costly to defend and may result in Swisscom being deemed to be market dominant.
The impact of the amendments to the Telecommunications Act on Swisscom will depend on certain details, including the type of products to be unbundled, the manner in which unbundling will occur and the applicable prices, which remain to be determined.
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
On July 12, 2006, the European Commission submitted a proposal for a regulation on public mobile network roaming within the Community that would impose price caps on roaming charges that would cause roaming prices to decline by up to 60%. The European Parliament and the Council of Ministers will vote on roaming price limits in the spring of 2007. If approved, such limits would enter into effect in the summer of 2007.
While Switzerland is not a member state of the EU and therefore is not subject to EU legislation, EU directives and implementing legislation in various EU countries have served as points of reference for the development of the Swiss regulatory regime. Because the majority of Swisscom’s roaming traffic is with the EU member states, EU-wide regulation would likely increase market pressure on mobile network operators in Switzerland, including Swisscom Mobile. With respect to roaming charges, which have been the subject of numerous Swiss media reports, EU legislation could also lead to intervention by the Swiss Competition Authority or the Swiss Pricing Monitoring Authority (Preisüberwacher).
In October 2002 the Competition Commission launched an investigation into the termination fees charged by three mobile phone operators, including Swisscom. On February 5, 2007, the Competition Commission imposed a fine of CHF 333 million against Swisscom Mobile. Although Swisscom intends to appeal, it may be required to pay large fines or recognize a provision. For more information, see “–The Swiss Competition Commission may require Swisscom Mobile to pay large fines and reduce its mobile termination prices”.
Regulation of mobile termination fees or roaming charges would have a material and adverse effect on Swisscom’s mobile revenues and lead to additional pressure on margins and reduced profitability. Since the mobile business has been a major source of Swisscom’s profitability in recent years, these regulatory changes would adversely affect Swisscom’s business as a whole.
The Swiss Competition Commission may require Swisscom Mobile to pay large fines and reduce its mobile termination prices
In October 2002, the Competition Commission initiated proceedings against Swisscom Mobile in connection with mobile termination fees. These are the fees mobile network operators charge each other for connecting incoming calls to their network. On April 7, 2006, the Secretariat of the Competition Commission proposed to the Competition Commission that it impose a fine of at least CHF 489 million. On February 5, 2007, the Competition Commission issued a decision in which it determined that Swisscom Mobile has a market-dominant position which it has abused by demanding disproportionately high termination fees. As a result, the Competition Commission imposed a fine of CHF 333 million. The fine relates to the period from April 1, 2004 (when a new amendment to the Swiss Antitrust Law entered into effect) to May 31, 2005 (when Swisscom Mobile lowered its mobile termination fee from CHF 0.335 to CHF 0.20). Investigations into the mobile termination fees charged by Swisscom Mobile after May 31, 2005 will continue. For more information, see “Item 8: Financial Information – Legal Proceedings – Other Regulatory Proceedings”.
The CHF 333 million fine is based on the maximum legal fine amount (equal to 10% of the revenue realized in Switzerland during the previous three years), the severity of Swisscom Mobile’s alleged anti-trust violations, the relevant timeframe, the amount of Swisscom Mobile’s supposedly excess profits and the lack of mitigating factors. It is based on the assumption that prior to June 1, 2005, Swisscom Mobile’s mobile termination fees of CHF 0.335 were too high. The Competition Commission’s includes indications that CHF 0.10 is deemed appropriate as a cost-oriented and non-abusive price.
Should Swisscom Mobile be legally found to be market-dominant with regard to the termination of calls on its network, other mobile and fixed-network service providers could demand that Swisscom Mobile set its mobile termination fees on a cost-oriented basis. If this were to occur, the Federal Communications Commission (“ComCom”) would be responsible for determining the relevant prices. For more information, see “Item 8: Financial Information – Legal Proceedings – Proceedings Relating to Mobile Termination Interconnection”.

The Competition Commission’s decision indicates that the competition authorities are willing to strictly enforce the Antitrust Law and impose large fines and that they may consider cost-oriented pricing as a reference under circumstances where it is difficult to determine an appropriate non-abusive price. The approach indicated by the competition authorities’ actions may require Swisscom to reduce prices for mobile termination and other services and impact other competition proceedings against Swisscom. It could also give rise to civil actions brought by competitors or consumers. Reducing prices, particularly to cost-oriented levels, may have a significant negative impact on Swisscom’s profitability.
Swisscom intends to appeal and, based on a legal assessment of the current situation, it has not recorded any related reserves in its financial statements as of December 31, 2006. If Swisscom’s assessment proves to be inaccurate, it may result in large fines, the recognition of a provision and a cash outflow.
Service providers are increasingly able to offer Swisscom’s core telecommunications services using alternative technologies
The availability of alternative technologies capable of supporting telecommunications services is increasingly enabling competitors to provide services which fully substitute for Swisscom’s core services (fixed-line voice and data services and mobile telephony).
With market penetration rates for mobile having reached 98% in Switzerland by the end of 2006 (based on data published by mobile network operators), mobile telephony is increasingly used as a substitute for fixed-line telephony, resulting in a decline in access lines and fixed-line traffic revenues. To the extent a Swisscom Fixnet customer opts to use Swisscom’s mobile services, Swisscom Mobile benefits from this trend. Where a customer switches to another mobile service provider, however, Swisscom may no longer earn any revenue from this customer. Some of this loss is compensated for by wholesale revenue which Swisscom Fixnet and Swisscom Mobile derive from collecting fees for terminating calls on their networks and for routing calls between the mobile networks of other mobile network operators. However, with direct mobile interconnection mobile network operators are able to terminate their traffic directly on each other’s networks instead of routing traffic through Swisscom Fixnet, bypassing Swisscom entirely.
While the continuing substitution of mobile for fixed-line telephony has negatively affected Swisscom’s fixed-line business, Swisscom faces an even greater threat from cable network operators, in particular Cablecom, the largest cable network operator in Switzerland, as well as from electrical power providers and local municipalities offering telecommunication services via their own high-capacity fiber networks. Having made significant investments in their cable networks to allow for bidirectional data transfer, Cablecom and other cable network operators have been able to leverage their existing networks into platforms for competing directly with Swisscom in its core competencies by offering voice and data services, as well as high speed Internet access services, to customers throughout Switzerland. In such cases, Swisscom not only loses revenue derived from such customers, it may also cease to have a direct relationship with such customers. Since mid-2004, Cablecom and other cable network operators have been adding subscribers to their voice telephony services at a rapid rate and Swisscom expects this trend to continue.
There are also numerous service providers with minimum network infrastructure who take advantage of interconnection rates and leverage the public Internet to provide low cost national and international calling services using Voice over Internet Protocol (VoIP). The increasing popularity of peer-to-peer communication also means that international calls may be placed at minimal cost. As the quality and convenience of using these IP-based services has improved in recent years, they have become a viable alternative to traditional fixed-line services for many users, a trend Swisscom expects to continue and accelerate in the future. As in the fixed-line business, the popularity of IP-based peer to peer communication is having an increasingly disruptive effect on Swisscom’s mobile business due to substitution of instant messaging for SMS and of VoIP-services for mobile voice telephony services. While Swisscom continues to derive revenue from providing its infrastructure for some of these services, and has itself introduced a mobile instant messaging service, revenue is likely to decline overall as a result of the increased use of these services.
Increased competition may have a significant impact on the revenues and profitability of Swisscom’s fixed-line broadband business, which may not allow Swisscom to recoup its investment in fixed-line broadband infrastructure and multimedia services
The provision of broadband access has been a fast-growing business for Swisscom over the last several years, partially offsetting declines in its traditional fixed-line business. In order to continue to grow this business, Swisscom is making significant capital expenditures to increase download capacity by upgrading its network.

However, there is a risk that increased competition may negatively impact this growth and prevent Swisscom from realizing a return on its investment.
Swisscom faces strong competition particularly from cable network operators, including Cablecom, who are able to offer broadband Internet access via cable. Cable network operators are particularly well positioned to combine voice, data and Internet access services with multimedia content. In response to this increased competition, Swisscom is making capital expenditures to enhance its broadband and IP networks to be able to combine its core activities in voice and Internet services with multimedia services such as TV and video on demand. However, Cablecom has already been offering multimedia services for some time, and Swisscom may not be successful in acquiring significant market share. Swisscom’s television services, which were introduced in late 2006 ultimately may not be competitive with services offered by cable network operators.
If Swisscom is unable to acquire significant market share in the multimedia services market, it may further lose customers to cable network operators and experience higher customer churn. If Swisscom were forced to significantly reduce its retail prices as a result of increased competition and price pressure, this would have a significant impact on the revenues and profitability of Swisscom’s fixed-line broadband business.
High penetration and increasing competition in the mobile telecommunications market have caused per minute prices to decline and could cause customer retention costs to increase substantially such that Swisscom may not be able to maintain its current market share
With mobile penetration having reached 98% in Switzerland at the end of 2006 (based on data published by mobile network operators), prices have declined, it has become more difficult to acquire new customers and Swisscom has been driven to increase its focus on customer retention. Swisscom already faces substantial competition from the other two mobile licensees in Switzerland, Orange and TDC (Sunrise). Competition for business customers is particularly intense, as Orange and TDC (Sunrise) have been increasing their efforts to win market share in this segment. In December 2003, ComCom awarded GSM licenses to Tele2 and In&Phone, which further intensified competition in the mobile business market. In response to competition, Swisscom has introduced budget service plans and service plans where calls are billed on a per-call or per-hour, rather than per-minute, basis. As a result, the average price per minute of mobile traffic has declined. Furthermore, given the high rate of mobile penetration and increasing competition, customer retention costs could increase substantially. If Swisscom is unable to attract new or retain existing customers in the mobile market, its mobile revenues would suffer and it would lose market share. At the same time, further declines in average minute prices and an increase in the cost of customer retention would put additional pressure on margins and could lead to a substantial decline in profitability.
Actual or perceived health risks and other problems relating to mobile devices or transmission masts could lead to decreased mobile communications usage, stricter regulation of radiation emissions from mobile base stations and antennae and additional compliance expenditures
Concern has been expressed that the electromagnetic signals from mobile devices and base stations may pose health risks or interfere with the operation of electronic equipment, including automobile braking and steering systems.
At least one study has indicated that UMTS radiation has an impact on the well-being of humans. While the impact of UMTS radiation on the well-being of humans is supposedly small, the results of the study are statistically significant. Additional studies, which attempt to replicate this study while correcting certain of its scientific shortcomings, have been concluded and did not confirm the results of the above-mentioned study. Since these replication studies only examined the short-term effects of UMTS radiation, however, a risk remains that such radiation could be found to have adverse long-term effects on the well-being of humans. Studies of long term effects started recently. In addition, new research on the impact of electromagnetic fields (50Hz) on DNA structures is currenctly being conducted. The results of these studies are not yet available, but they may have a negative impact, depending on the outcome. If these studies confirm that UMTS radiation may have adverse health effects, the use of mobile devices based on UMTS technology is likely to decline. Media coverage of any actual or perceived health risks could even lead to a decline in the use of mobile devices generally, causing Swisscom’s customer base and average usage per customer to decline, which would have a material adverse effect on Swisscom’s mobile communications business. Similar risks exist if mobile devices are found to interfere with vital electronic equipment, which could cause consumers to sharply curtail their use of such devices, or lead public authorities to restrict use in certain areas or during certain activities.

Any findings of adverse health effects may cause regulatory authorities to set stricter emission standards for the UMTS network than currently apply. As a result, Swisscom could be required to install additional antennae or take other precautionary measures. These regulatory measures could have a severe and adverse effect on Swisscom’s mobile business. Swisscom may be unable to recoup its investment in its UMTS network and may be required to take significant write downs.
Even if stricter regulatory measures are not adopted, environmental and health concerns are making it more difficult, and more costly, to find acceptable sites for base stations. This could impair the build-out of Swisscom’s wireless infrastructure, primarily the mobile network.
If Swisscom is not able to benefit from a potential increase in market demand for integrated communication solutions and IT services, its solutions business and other businesses catering to business customers would suffer
Providing basic telecommunications services to business customers has become a commodity business characterized by low margins. Swisscom believes that to grow in this market in the future, it will have to provide enhanced business solutions. Accordingly, it has upgraded its data networks to enable it to provide integrated data and voice services with greater flexibility, scalability and performance. If demand for integrated communications solutions does not develop as currently anticipated, however, Swisscom may not be able to recoup the cost of these investments and its future growth prospects will be diminished. Moreover, Swisscom faces intense competition from other players in the market for integrated communication solutions and IT services, some of which have more experience than Swisscom and who are able to offer services on a global basis. As a result of these factors, and due to Swisscom’s primarily domestic focus, there can be no assurance that Swisscom will benefit proportionately from any upturn in market demand.
The expansion of Swisscom’s outsourcing business exposes it to the risk that it may not achieve expected cost savings, the risk of project failure and the risk of fines
In recent years, Swisscom has expanded its business in the outsourcing market. Outsourcing contracts are typically multi-year engagements under which Swisscom takes over management of a client’s technology operations, business processes, network and/or IT infrastructure. Generally, Swisscom also takes over the clients’ employees associated with the outsourced operations and may become responsible for the related employee obligations, such as pension and severance commitments. The successful implementation of certain outsourcing projects depends, among other things, on Swisscom’s ability to rapidly optimize the outsourced operations by reducing costs and on Swisscom’s ability to accurately forecast the rate at which it will be able to reduce such costs. If Swisscom is not able to realize anticipated efficiencies, or if it fails to implement such efficiencies on the schedule predicted, it may not be able to perform these contracts on a profitable basis. In addition, some of these contracts may permit termination fees or impose other penalties if Swisscom does not meet performance levels specified in the contracts. Because these contracts extend over multiple years, a considerable amount of time may pass before Swisscom recognizes that its forecasts are inaccurate and that it is unable to implement anticipated cost reductions. In the mean time, Swisscom may enter into additional contracts based on the same or similar assumptions and forecasts, compounding its losses.
Other outsourcing contracts require Swisscom to implement complex systems and solutions for clients. As clients’ needs develop and become more complex, the risk increase that Swisscom will fail to meet a client’s needs or that a project will fail entirely. The failure to implement a successful solution could lead to termination of a contract after Swisscom has already invested significant resources in the respective project, expose Swisscom to contractual fines and/or result in significant damage to Swisscom’s reputation and credibility in the outsourcing market.
Swisscom may make investments and acquisitions, including potentially large acquisitions outside its home market, which would entail a variety of important risks
Swisscom continues to actively consider investment opportunities, including large acquisitions outside its home market. Although the strategic goals for 2006 to 2009 announced by the Swiss Federal Council, as Swisscom’s majority shareholder, have limited Swisscom’s flexibility in this regard, acquisitions that fulfill specified criteria may still be undertaken and Swisscom expects to continue to consider international investment opportunities.
On April 10, 2007, Swisscom launched an all-cash friendly public tender offer for 98.26% of the shares of FASTWEB S.p.A. (“Fastweb”), Italy’s second largest fixed-network operator and leading provider of IP-based services. Swisscom already acquired 1.74% of Fastweb’s shares in March 2007. Swisscom is offering all

Fastweb shareholders EUR 47.00 per share for a maximum total consideration of EUR 3.7 billion. The Federal Council has indicated that it considers the proposed Fastweb transaction to be consistent with the strategic goals. The offer period will end on May 15, 2007.
Swisscom will fund the transaction (which will potentially involve refinancing Fastweb’s existing debt in the amount of EUR 1.1 billion) via financial debt and, depending on the final acceptance level of the offer, by selling the 4.9 million treasury shares it acquired for CHF 2.2 billion in 2006 through its share buyback program. These shares represent 8% of Swisscom’s share capital.
Swisscom faces various risks related to the Fastweb tender offer, including the risk that, due to adverse market conditions, it will not be able to generate the expected level of proceeds by selling its treasury shares. This would require Swisscom to increase the amount of debt assumed to finance the transaction. Because the consideration offered in the tender offer is denominated in euros, Swisscom will also be exposed to risks related to the exchange rate between Swiss francs and euros until the Fastweb transaction closes. Moreover, if the tender offer is successful, Swisscom will continue to be exposed to foreign exchange risks which may reduce the value (in Swiss francs) of dividend payments received in euros from Fastweb.
The Fastweb transaction and other significant acquisitions would entail a variety of other important risks as well. There can be no assurance that Swisscom will be able to successfully execute the business plan pursued in connection with any specific acquisition, such as leveraging the target’s expertise in certain areas, or realizing other anticipated benefits, including synergies, from the transaction. This risk may be compounded in the case of cross-border transactions, such as the proposed Fastweb transaction, as political and cultural factors may make it more difficult to implement management and other changes. Although Swisscom will seek to conduct due diligence on potential targets, the opportunity to do so may be limited and it is possible that a transaction will entail costs that are higher than anticipated, that a target will have liabilities for which Swisscom is not entitled to indemnification or that write downs will be required, including of any goodwill arising out of such a transaction. Moreover, should Swisscom enter into a large acquisition, such as the proposed Fastweb transaction, Swisscom could incur substantial debt, which could negatively affect earnings and lead to an increase in leverage ratios, thereby reducing Swisscom’s future financial flexibility. Such debt may also increase Swisscom’s exposure to interest rate risks.
Additional risks are associated with smaller Swisscom investments at home or abroad. Swisscom may realize a loss on investments it makes in start-up companies, in uncertain technologies or in companies targeted for growth with potentially risky business plans, if such companies are unable to implement their business plans or pursue an unsuccessful strategy. For example, a risk exists that Hospitality Services (formerly Swisscom Eurospot) will be unable to repay loans received from Swisscom, that Swisscom will have to record an impairment charge in connection with its investment in Antenna Hungária, and/or that Swisscom will incur losses in connection with its recently started business based on an interactive TV remote control marketed under the “Betty” brand name.
Swisscom depends upon a limited number of suppliers, particularly for the supply of next generation fixed and mobile network components
Swisscom’s ability to provide and roll out reliable, high quality and secure products and services depends upon, among other things, the adequate and timely supply of transmission, switching, routing and data collection systems, related software and other network equipment. If Swisscom were unable to obtain adequate supplies of equipment in a timely manner, or if there were significant increases in the costs of such supplies, Swisscom’s operations would be adversely affected. This is particularly true with respect to network equipment and services that Swisscom requires to upgrade its existing fixed and mobile networks to enable new broadband and multimedia services based on new technologies, such as ADSL, very high bit-rate digital subscriber line (VDSL), symmetric digital subscriber line (SDSL), EDGE, UMTS and HSDPA. While Swisscom seeks to diversify its suppliers, it currently has only one supplier of ADSL equipment, who is also the supplier of VDSL and SDSL equipment, and one supplier of UMTS and EDGE equipment, who will also be the supplier of HSDPA equipment. Swisscom also depends on the timely supply of mobile handsets which can be used in the UMTS, EDGE and HSDPA networks.
Network failures may result in the loss of traffic, reduced revenue and harm to Swisscom’s reputation
Modern telecommunication networks are vulnerable to damage or interruption caused by system failures, hardware or software failures, computer viruses or external events such as storms, floods, avalanches, fires, power loss or intentional wrongdoing. Swisscom has experienced network failures in the past. In June 2004,

Swisscom’s IP network for business customers was disrupted for several hours due to a software failure. If the disruption had continued for a longer period, it would have had significant adverse consequences, in particular for the banking sector. In 2005, flooding disrupted both Swisscom’s mobile and fixed-line networks. While mobile coverage was quickly restored, thousands of customers remained without broadband access (xDSL) and other fixed-line services for weeks. The flooding caused Swisscom to incur additional repair costs and reduced revenue from affected customers. The risk of network failures can never be entirely eliminated. Any such failure may harm Swisscom’s reputation and could result in customer dissatisfaction and reduced traffic and revenues.
Complex IT systems may fail to operate properly, hampering Swisscom’s business development
Swisscom relies for many of its most important data processing functions on complex IT systems which have been developed over a long period of time. Older systems have been upgraded and adapted on an ongoing basis and new systems have been introduced. As a result, there is a lack of harmonization in Swisscom’s IT systems which may affect Swisscom’s ability to compete with newer service providers. Swisscom may be required to make further investments in its equipment and systems in order to facilitate the provision of flexible and cost-effective services to customers. Any failure to do so may harm Swisscom’s competitive position. Further adaptation and extension of Swisscom’s IT systems, in particular its billing, order management and customer relationship management systems, would be complex and time-consuming and could therefore hamper Swisscom’s business development.
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
Swisscom’s relations with the trade unions could deteriorate
In 2005, Swisscom entered into a new collective bargain agreement with the trade unions. The agreement, which entered into effect in January 2006, is of unlimited duration unless terminated by either party on six months’ notice to the end of a calendar year. The agreement will first become terminable on December 31, 2007. Termination of the collective bargaining agreement, the initiation of new negotiations and staff reductions could damage labor relations or even lead to work disruptions, which in turn could negatively affect Swisscom’s profitability and competitiveness.
Swisscom is involved in a number of legal proceedings which, if decided against Swisscom, could in the aggregate have a material adverse effect on its results
Swisscom is involved in several legal proceedings that are described in more detail under “Item 8: Financial Information – Legal Proceedings”. Swisscom’s position as the principal telecommunications provider in Switzerland has attracted the attention of its competitors in Switzerland and of the Swiss regulatory authorities. In addition, Swisscom is regularly involved in legal disputes with competitors as a result of its leading position in the fixed-line and mobile communications markets in which it operates. For example, Swisscom was recently involved in a legal proceeding with respect to fixed-fixed interconnection fees. In April 2006, the Federal Court issued a ruling requiring Swisscom to retroactively reduce its interconnection prices. Following the Federal Court’s ruling, Swisscom paid an amount of CHF 101 million in 2006 and it expects to be required to make further payments in future years. As of December 31, 2006, Swisscom’s provisions for potential future payments amounted to CHF 484 million.
Although Swisscom believes that most of the proceedings it is involved in would not individually have a material adverse effect on its results of operations and financial condition, in the aggregate these proceedings could have such an effect. This risk has been heightened by the latest approach indicated by the Swiss Competition Commission in its investigation of Swisscom Mobile’s mobile termination fees. While the results of those proceedings are not directly applicable to other cases, they may signal greater scrutiny by the Competition Commission in enforcing the Antitrust Law coupled with higher potential fines.

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
In addition, for as long as the Swiss Confederation maintains a controlling interest in Swisscom, it will be able to influence Swisscom’s strategy. In December 2005, the Swiss Federal Council, as Swisscom’s majority shareholder, announced its new strategic goals for 2006 to 2009 which limit Swisscom’s flexibility for corporate acquisitions. The strategic goals permit holdings abroad only if they support Swisscom’s core business within Switzerland or can be shown to further other strategic-industrial logic. The Federal Council expects that Swisscom will not enter into any investments in foreign telecommunications companies with a universal service obligation mandate. Finally, the Federal Council has indicated that net debt should be restricted to no more than one and a half times earnings before interest, taxes, depreciation and amortization (EBITDA), although with regard to Swisscom’s recent repurchase of a 25% interest in Swisscom Mobile from Vodafone International Holdings B.V., the Federal Council decided that debt incurred in connection with the purchase would not be taken into account in determining Swisscom’s compliance with the net debt limitations. The Federal Council has also indicated that it considers the proposed Fastweb transaction to be consistent with the strategic goals. Nonetheless, as a result of the Federal Council’s position, Swisscom could be limited in its ability to undertake other major corporate actions, such as acquisitions or entry into strategic partnerships, either at the parent company level or through subsidiaries, which are important elements of its strategy. Swisscom may also be limited in its ability to incur debt to finance such an acquisition and may be prevented from optimizing its balance sheet structure.
The sale of a substantial stake in Swisscom by the Swiss Confederation could negatively affect Swisscom’s share price and reputation
As of January 31, 2007, the Swiss Confederation held a 54.8% stake in Swisscom.
On April 5, 2006, the Swiss Federal Council adopted a dispatch on the Confederation’s holdings in Swisscom for submission to the Federal Assembly. The proposal recommended that the Telecommunications Enterprise Act of 1997 (the “TUG”) be amended to transfer power to the Federal Council to sell the government’s controlling interest in Swisscom. In May and June of 2006, this proposal was narrowly rejected by both chambers of the Federal Assembly. In response to several parliamentary requests, the Federal Council has reaffirmed its intention to reexamine legislative proposals that would permit the sale of the Confederation’s holdings in Swisscom, given that the reasons in favor of privatizing Swisscom were not denied by the Federal Assembly. Such a reexamination is not expected to take place before 2008. Future sales by the Swiss Confederation may occur, whether as a result of similar, new initiatives or as part of a reduction the Swiss Confederation’s stake to the current legal minimum shareholding of 50%-plus-one-share. Swisscom will have only a very limited ability to influence the structure or details of such sales. The sale or distribution of a significant number of Swisscom’s shares by the Swiss Confederation may cause the market price of Swisscom’s shares and ADSs to decline.
In addition, part of Swisscom’s reputation for reliability and trustworthiness among its customers is due to its ownership by the Swiss Confederation. If the Swiss Confederation sells a significant portion of its stake in Swisscom, Swisscom’s reputation may be impaired, it may lose customers to competitors, and the market price of Swisscom’s shares and ADSs may decline.

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

ITEM 4: INFORMATION ON THE COMPANY
Overview
Business
Swisscom is the principal telecommunications provider in Switzerland, offering a comprehensive range of products and services to residential and business customers. As the leading provider of fixed-line services, Swisscom offers analog and digital access services. In addition, Swisscom offers broadband services over existing subscriber lines. As of December 31, 2006, Swisscom provided 3.7 million fixed-line telephone access lines in Switzerland, of which 0.9 million were digital or ISDN lines and 1.4 million were being used for broadband access. In 2006, Swisscom billed an aggregate of 9.0 billion national and 1.2 billion international retail voice traffic minutes. In addition, Swisscom billed an aggregate of 16.2 billion minutes of national transit and interconnection traffic on behalf of other telecommunication service providers. Swisscom is also the leading mobile telecommunications service provider in Switzerland, with over 4.6 million subscribers to its mobile service as of December 31, 2006. Swisscom also offers a full range of state-of-the-art data services, from leased lines to integrated solutions for its business customers. In 2006, Swisscom’s net revenues amounted to CHF 9.7 billion.
Swisscom operates a variety of state-of-the-art telecommunications networks which enable the quick and cost-effective introduction of innovative services. Swisscom’s PSTN/ISDN network features fully digitalized transmission and local switching and fully integrated ISDN. Swisscom has upgraded its access networks to provide broadband connectivity services in the local loop. Broadband technologies operate, like ISDN, over existing copper lines, but offer higher speed for data transmission. Swisscom’s broadband service is available to approximately 98% of the population of Switzerland, and its fastest offering provides download speeds of up to 6 Mbit/s. In 2006, Swisscom completed the first phase of its very high-bit rate digital subscriber line (VDSL) infrastructure deployment, and is able to offer VDSL to over 25% of households with speeds of up to 30 Mbit/s. Swisscom also operates several data networks used for the provision of packet switched, frame relay and asynchronous transfer mode (ATM) data services and, to an increasing extent, IP and Ethernet communication. Swisscom’s mobile telephony network is a digital mobile dual band network based on the international GSM standard. In order to respond to increasing demand for mobile data services, Swisscom introduced nationwide Enhanced Data Rates for GSM Evolution (EDGE) coverage. EDGE technology permits faster transmission of data via existing GSM installations. Swisscom has also built out a separate “third generation” UMTS network. UMTS is a mobile radio system that creates additional mobile radio capacity and enables broadband media applications while also providing high speed Internet access. Swisscom is currently capable of providing UMTS service to approximately 90% of the Swiss population. In addition, Swisscom enabled high-speed downlink packet access (HSDPA) in selected densely populated urban areas in 2006. HSDPA is a packet-based data service with a theoretical downlink data transmission rate of up to 8-10 Mbit/s over a 5MHz bandwidth. As described in more detail below, Swisscom is currently making targeted investments in both its fixed-line and mobile networks to increase coverage where needed, as well as to enhance capacity and upgrade functionality. See “– Networks and Technology”.
The expanded capacity provided by Swisscom’s upgraded networks and new technology (e.g., VDSL) have allowed Swisscom to introduce a variety of new services, such as Bluewin TV. This service, introduced in November 2006, provides subscribers with over 100 television channels and over 70 radio channels, hundreds of on-demand films and live sports coverage. Video is seamlessly streamed to subscribers’ televisions over their high-speed Internet connections. Swisscom intends to continue to expand its service offerings to take advantage of its evolving networks.
The following table sets forth Swisscom’s capital expenditures for the periods indicated.

CHF in millions	Year Ended December 31,
	2006	2005	2004

Fixed-line network	457	353	360
Mobile network	199	238	434
Other	668	496	342

Total	1,324	1,087	1,136

Recent Developments
On April 10, 2007, Swisscom launched an all-cash friendly public tender offer for 98.26% of the shares of FASTWEB S.p.A. (“Fastweb”), Italy’s second largest fixed-network operator and leading provider of IP-based services. Swisscom already acquired 1.74% of Fastweb’s shares in March 2007. Swisscom is offering all Fastweb shareholders EUR 47.00 per share for a maximum total consideration of EUR 3.7 billion. The offer is conditional on, among other things, Swisscom achieving a participation of greater than 50% of Fastweb’s share capital. Fastweb’s board of directors has ruled in favour (“espresso parere favorevole”) of the Swisscom tender offer, after taking into account the fairness opinions provided by its financial advisors. The offer period will end on May 15, 2007.
Fastweb is Italy’s leading alternative broadband telecommunications provider with more than one million customers, 2006 revenues and net loss of EUR 1.26 billion (CHF 2.04 billion) and EUR 124 million (CHF 200 million), respectively. Fastweb delivers innovative telephony, Internet and television services in more than 130 cities via state of the art broadband IP networks. Fastweb’s experience in operating its fully IP-based broadband network, expanding and commercialising optical networks, and developing and marketing broadband-based multimedia services is expected to be highly valuable to Swisscom. In return, Swisscom intends to support Fastweb’s plans to position itself in Italy as a mobile virtual network operator.
Swisscom will fund the transaction (which will potentially involve refinancing Fastweb’s existing debt in the amount of EUR 1.1 billion) via financial debt and, depending on the final acceptance level of the offer, by selling the 4.9 million treasury shares it acquired for CHF 2.2 billion in 2006 through its share buyback program. These shares, representing 8% of Swisscom’s share capital, were acquired by issuing tradable put options. Depending on the acceptance level of Swisscom’s tender offer and following the closing of the Fastweb transaction, Swisscom may review its future payout policy with a view to further increasing its attractiveness. See “Item 8: Financial Information – Dividend Policy”.
On February 5, 2007, the Competition Commission issued a decision in connection with the mobile termination proceedings in which Swisscom is involved. See “Item 8: Financial Information – Legal Proceedings – Other Regulatory Proceedings”. In this decision, the Competition Commission determined that Swisscom Mobile has a market-dominant position which it has abused by demanding disproportionately high termination fees and imposed a fine of CHF 333 million. Swisscom rejects both the charge that it misused its dominant market position and the sanction. Swisscom intends to appeal to the Swiss Federal Administrative Court and, if necessary, in the final event to the Swiss Federal Supreme Court. Based on a legal assessment of the current situation, Swisscom has concluded that the sanction is unlikely to ultimately be upheld. Accordingly, Swisscom did not record any related reserves in its financial statements as of December 31, 2006.
On December 20, 2006, Swisscom repurchased a 25% stake in Swisscom Mobile AG from Vodafone International Holdings B.V., which originally acquired its interest in April 2001. As a result of the transaction, Swisscom Mobile AG is now a wholly-owned Swisscom subsidiary. The purchase price of CHF 4.25 billion was fully financed by a group of four financing institutions who each provided equal loans. These bank loans were syndicated in a banking consortium in the first quarter of 2007. The loan is divided into two tranches. The first tranche of CHF 1.5 billion has a term of one year with an extension option for one further year. The second tranche of CHF 2.75 billion has a term of five years. The bank loans will become due for immediate repayment if the Confederation’s share of Swisscom’s share capital drops below 35% or if another shareholder can exercise control over Swisscom. The Federal Council has decided that these loans will not be taken into account in determining Swisscom’s compliance with the net debt limitations contained in the government’s strategic goals.
In conjunction with the transaction, Swisscom Mobile entered into comprehensive, exclusive cooperation and branding agreements with Vodafone Group Plc and certain affiliates thereof, respectively. The agreements set out the terms on which Swisscom Mobile and Vodafone will continue to cooperate in certain areas. In addition, Vodafone has agreed to pay Swisscom 25% of the amount of any fine imposed by the Competition Commission in connection with the pending mobile termination proceedings.

Background
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
Although Switzerland is not a member of the EU, the Swiss market has been liberalized on the schedule and in the manner set forth in the EU directives mandating the liberalization of telecommunications services in member states. In March 2006, the Swiss Parliament adopted amendments to the Telecommunications Act which entered into force on April 1, 2007. All market-dominant service providers are now required to offer, among other things, unbundled access to their local loop on a cost-oriented basis in the form of full access as well as bitstream access for a limited period of four years. See “ – Regulation – Unbundling of the Local Loop and Other Access Regulation”.
The Telecommunications Act initially required Swisscom to provide certain basic telecommunications services, comprising Universal Service, throughout Switzerland until December 31, 2002, with a number of such services subject to price ceilings. Swisscom’s Universal Service license was later renewed for a five-year term (2003-2007) and ISDN access became part of Universal Service subject to a price ceiling.
Swisscom is the sole applicant for the 2008-2017 Universal Service license. The new license will include the obligation to offer broadband internet access to every household in Switzerland. Swisscom, which is already capable of providing broadband access to more than 98% of the Swiss market, will be able to fully comply with the new obligation without significant new investment. The new obligation is technologically neutral and ISDN will no longer be explicitly required. The new license is expected to be awarded by the end of June 2007 at the latest.
Historically, Swisscom’s operations were a part of the Swiss PTT, a dependent agency of the Swiss Government. The TUG established Swisscom as a special statutory stock corporation. The TUG provides that the Swiss Confederation must hold a majority of the capital and voting rights of Swisscom. As of January 31, 2006, the Swiss Confederation held a 54.8% stake in Swisscom.
On April 5, 2006, the Swiss Federal Council adopted a dispatch regarding the Swiss Confederation’s holdings in Swisscom. The main proposal contained in the dispatch recommended that the TUG be amended to permit the Federal Council to sell the Confederation’s controlling interest in Swisscom. The proposal was later narrowly rejected by both chambers of the Federal Assembly. In response to several parliamentary requests, the Federal Council has reaffirmed its intention to reexamine legislative proposals that would permit the sale of the Confederation’s holdings in Swisscom, given that the reasons in favor of privatizing Swisscom were not denied by the Federal Assembly. Such reexamination is not expected to take place before 2008.
Swisscom’s principal executive offices are located at Alte Tiefenaustrasse 6, 3050 Bern, Switzerland. For a list of Swisscom’s subsidiaries and affiliated companies, see Note 41 to the consolidated financial statements.
Strategy
Swisscom is active in a highly dynamic market that is characterized by constant change. The continually changing requirements of Swisscom’s residential customers are one of the forces driving the pace of change in terms of demand and corresponding service offerings. The market is also being shaped by ongoing process optimization among Swisscom’s business customers and by rapid technological changes, both requiring Swisscom to constantly adapt to new needs in order to grasp associated opportunities.
To confront these challenges, Swisscom announced a new “TIME” strategy in spring 2006 that is based on three pillars:
•	Maximize performance in Swisscom’s home market.
Swisscom aims to further expand its already high level of customer loyalty by building on its leading portfolio of products and services and excellent customer care. Residential customers want integrated access and increasingly convergent voice, data and multimedia products and services. They expect simplicity and support when dealing with the growing number of technological options available. In response to the developing needs of these residential customers, Swisscom is expanding its portfolio of convergent products and services to include, among other things, services that can be easily and securely accessed using a variety of devices (e.g., phone, computer, TV). Similarly, Swisscom will meet the future needs of business customers by providing them with a portfolio of convergent Information and Communications Technology (ICT) products and services, improved international connectivity and excellent customer service.
The push toward convergence will not only benefit Swisscom’s customers, it will also allow Swisscom to significantly reduce costs and complexity by eliminating cross-functional overlaps between its business activities. Swisscom believes it can achieve substantial cost reductions in the future by (1) combining its fixed and mobile infrastructure in a single “all-IP network”, (2) optimizing its IT infrastructure, (3) setting up shared service centers for IT and administrative applications as well as (4) eliminating redundancies in its sales infrastructure.

These measures will allow Swisscom to prepare for future changes while continuing to provide its customers with the highest level of service.

•	Extend services to new markets and customers.
Swisscom intends to offer a wider range of ICT solutions to existing and new customers, both domestically and abroad. This will allow Swisscom to exploit new sources of growth as it moves along the value chain. For example, in November 2006, Swisscom launched its TV over Internet protocol (IPTV) service “Bluewin TV”. Swisscom will follow its customers abroad, offering solutions beyond the borders of Switzerland through international expansion and cross-border alliances. It will gradually expand vertically, entering new markets where such expansion is supported by clear industrial logic. Finally, Swisscom will engage in selective acquisitions to secure its market position and accelerate growth (e.g., Swisscom Mobile’s acquisition of Minick helped Swisscom secure a leading position in European content delivery).
•	Expand by leveraging core competences in closely related business areas.
Swisscom will continue to apply its competencies in European markets with substantial growth prospects, but which have not reached the same maturity level as the Swiss market. Swisscom will also expand its presence in domestic market segments where it is not yet the market leader. To achieve these goals, Swisscom will establish and grow new businesses (as it did with Hospitality Services), and it will continue to consider larger transactions abroad (within the bounds of the Federal Council’s strategic goals), such as the proposed Fastweb transaction described above. Such transactions will be subject to a set of stringent tests concerning: industrial logic, growth and short term operating free cash flow accretion, business benefits for Swisscom and/or the target, quality of management and the existence of a favourable competition and regulatory environment.
While the first pillar is primarily aimed at optimizing Swisscom’s current core business, the second and third pillars are clearly focused on growth. The TIME strategy will open new business opportunities that will distinguish Swisscom from the competition, generate further growth and help offset the decline in Swisscom’s traditional core business (voice communications and access services).
The strategic goals of the Federal Council limit Swisscom’s ability to enter into acquisitions. The Federal Council expects Swisscom not to enter into any investments in any foreign telecommunications company with a universal service obligation (USO) mandate and to limit net debt (not including CHF 4.25 billion in bank loans used to finance Swisscom’s repurchase of a 25% stake in Swisscom Mobile AG from Vodafone International Holdings B.V.) to a maximum of one-and-a-half times EBITDA as reported on a consolidated basis. Nonetheless, the Board of Directors has analyzed the Federal Council’s strategic goals for 2006 to 2009 and believes they provide sufficient leeway for the company’s further value-adding development. Moreover, the Federal Council has indicated that it considers the proposed Fastweb transaction to be consistent with the strategic goals. For more information, see “Item 7: Major Shareholders and Related Party Transactions – Relationship and Transactions with the Swiss Confederation – The Confederation as Shareholder – Strategic Goals”.
Should no suitable investment opportunities arise, Swisscom intends, in accordance with its dividend policy, to return capital it does not require to its shareholders. Annual dividends are expected to continue to amount to approximately half of Swisscom’s net income. For information on Swisscom’s return policy, see “Item 8: Financial Information – Dividend Policy”.

Overview of Business Segments
In 2006, Swisscom operated in the following business segments:
•	Fixnet provides access, fixed-line voice, Internet and a comprehensive range of other fixed network telecommunication services to residential and business customers. In addition, Fixnet provides wholesale services and also offers a variety of other services, including the provision of leased lines and the operation of a directories database. Until 2006, Fixnet also sold customer equipment through the Swisscom shops.

•	Mobile provides mobile telephony, data and value-added services in Switzerland and sells mobile handsets.

•	Solutions provides national and international fixed-line voice telephony services to business customers and offers leased lines, Intranet services and integrated communication technology solutions, including outsourcing services, to business customers.

•	Other covers mainly the provision of IT services through Swisscom IT Services, the broadcasting businesses of Swisscom Broadcast and Antenna Hungária in Switzerland and Hungary, the billing services and customer cards business of Accarda and the operation of a pan-European network for broadband Internet connectivity through Hospitality Services (formerly Swisscom Eurospot).

•	Corporate includes Swisscom’s headquarter functions, group-company shared services, property rentals through the real estate company, Swisscom Immobilien, and Swisscom’s programs under its social plan.
The following table sets forth external revenue generated by Swisscom’s segments for the periods indicated.

CHF in millions	Year Ended December 31,
	2006	2005	2004

Fixnet	4,130	4,319	4,555
Mobile	3,541	3,651	3,679
Solutions	1,072	1,123	1,279
Other	840	571	476
Corporate	70	68	68

Total	9,653	9,732	10,057

Fixnet
Overview
Through Fixnet, Swisscom is the leading provider of fixed network telecommunication services in Switzerland, which it provides to residential, business and wholesale customers. In 2006, Fixnet generated total revenue of CHF 5.0 billion, including sales of CHF 0.8 billion to other Swisscom business segments. With external revenues of CHF 4.1 billion, Fixnet accounted for 42.8% of Swisscom’s consolidated net revenue in 2006.
Services provided by Fixnet include:
•	Access. Fixnet provides access services, including traditional analog, digital and broadband access services, to residential and business customers. As of December 31, 2006, Fixnet provided 3.7 million fixed-line telephone access lines, including 0.9 million ISDN lines, and offered xDSL access to approximately 1.4 million subscriber lines.

•	Retail Traffic. Fixnet provides national and international fixed-line voice telephony services to residential and small and medium-sized business customers. In 2006, Fixnet carried an aggregate of 8.7 billion minutes of national telephony and dial-up Internet traffic and 0.9 billion minutes of outgoing international traffic.

•	Wholesale Traffic. Fixnet provides a wide range of wholesale services to Swisscom’s other segments (which results in the recognition of intersegment revenue) and to other telecommunications providers. In 2006, Fixnet billed a total of 16.2 billion minutes of national interconnection and transit traffic.

•	Other Traffic. Fixnet operates public payphones, provides operator services and offers prepaid calling cards.

•	Other. Fixnet also offers a variety of other services, including the provision of leased lines and the operation of a directories database. Until 2006, Fixnet also sold customer equipment through the Swisscom shops.
Effective January 1, 2007, Swisscom reallocated certain responsibilities within the group in order to refine and enhance the customer focus of each segment. Fixnet and Mobile will continue to focus on residential customers. In addition, Fixnet will focus on meeting the needs of small and medium-sized enterprises. Solutions is now responsible for larger corporate accounts, and has assumed related functions which were transferred from Fixnet and Mobile. In addition, responsibility for Swisscom shops was transferred from Fixnet to Mobile, reflecting the fact that most of the products and services offered in Swisscom shops are related to mobile communications. See “ – Other – Customer Equipment”.
The following table sets forth external revenue generated by Fixnet for the periods indicated.

CHF in millions	Year Ended December 31,
	2006	2005		2004

Access	2,081	1,992		1,876
Retail traffic	974	1,082		1,240
Wholesale traffic	351	483	(1)	691
Other traffic	105	130		158
Other	619	632		590

Total	4,130	4,319		4,555

(1)	In 2005, Swisscom contributed its international wholesale business to a joint venture with Belgacom. As Fixnet only has a minority stake in this new company, certain associated revenues (and costs) are no longer recorded by Fixnet.
In order to strengthen its competitive position in the retail fixed-line market, Swisscom aims to increase usage of its broadband access services and to strengthen customer loyalty. Swisscom believes that demand for broadband connectivity services will continue to increase and is actively marketing broadband connectivity in the retail market. Swisscom believes that combining its core activities, voice and Internet, with multimedia services, such as TV and video on demand (a so-called “triple-play” strategy), will be an effective means of competing with cable network operators.

In line with this strategy, Fixnet launched its Bluewin TV service at the beginning of November 2006. Swisscom has incurred, and expects to incur, significant start-up costs in connection with the launch of this service. Bluewin TV provides subscribers with over 100 television channels and over 70 radio channels, hundreds of on-demand films and live sports coverage. Rather than sending television and video signals by broadcasting or transmitting them via cable connections, subscribers use their high-speed Internet connections to seamlessly stream video to their televisions. Swisscom’s triple play strategy is further supported by Swisscom’s 2005 acquisition of a 49% strategic stake in CT Cinetrade AG, a Swiss media company whose activities include a pay-TV channel, video and DVD film rights, as well as movie theaters. See “ – Other Participations – Cinetrade”.
By providing television and multimedia content over its network, Swisscom competes with cable network operators, who are particularly well positioned to combine voice, data and Internet access services with multimedia content. For more information, see “Item 3: Key Information – Risk Factors – Risks Related to Swisscom’s Business – Increased competition may have a significant impact on the revenues and profitability of Swisscom’s fixed-line broadband business, which may not allow Swisscom to recoup its investment in fixed-line broadband infrastructure and multimedia services”.
Access
Fixnet provides homes and businesses in Switzerland with analog and digital telephone access lines as well as a variety of supplementary services. In addition, Swisscom offers Internet access services to residential and business customers as well as broadband Internet access services to other Internet service providers on a wholesale basis. In 2006, external revenue from access services amounted to CHF 2,081 million.
Voice Access
Swisscom’s analog voice access service, provided over the public switched telephone network (PSTN), consists of providing connections between a customer’s premises and the PSTN for basic voice, facsimile and Internet services. Each PSTN access line provides a single telecommunications channel. Swisscom offers its PSTN customers a wide range of supplementary services including caller identification, call forwarding, call waiting, engaged line callback, three-party conference calling and caller identification suppression services. In 2006, PSTN services comprised 39% of total access revenue.
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

In thousands of lines	As of December 31,
	2006	2005	2004

PSTN(1)	2,891	2,922	3,007
ISDN(2)	856	900	924

Total access lines	3,747	3,822	3,931

Total access channels	4,929	5,043	5,175

(1)	Each PSTN line provides one access channel.

(2)	ISDN lines consist of basic ISDN lines and primary ISDN lines. A basic ISDN line provides two access channels and a primary ISDN line provides 30 access channels.
The number of ISDN lines declined in 2005 and 2006 due to the increasing use of broadband access services, which are also offered over PSTN lines, and because of the introduction of caller identification on PSTN by mid-2005, which up to then had only been offered over ISDN. The total number of access lines also declined due to (i) the growing market share of Cablecom, Switzerland’s major cable network operator, which offers voice and Internet access over its own infrastructure and (ii) the effects of mobile substitution. Swisscom expects this trend to continue.

Swisscom does not receive revenue in connection with the initial in-house installation of access lines, which is generally performed by independent contractors. Most of the supplementary services available are included in the monthly subscription.
The following table sets forth information relating to Swisscom’s charges in effect in 2006 for the provision of voice access services.

CHF (including VAT)
	Activation Fee	Monthly Fee

PSTN	43.00	25.25
ISDN basic with up to 3 access numbers	43.00	43.00
ISDN basic with up to 7 access numbers	43.00	53.80
ISDN basic with up to 10 access numbers	43.00	63.90
ISDN basic with 1 access number and Direct Dial In(1)	170.20	53.80
ISDN primary	914.60	538.00

(1)	Direct Dial In enables calls to be directed straight to end-user terminals connected to a private branch exchange.
Under the terms of the Universal Service license, the provision of ISDN access is included within Swisscom’s Universal Service obligation and is subject to a price ceiling of CHF 40.00 (excluding VAT). PSTN access is subject to a price ceiling of CHF 23.45 (excluding VAT). Additional charges may be levied for the provision of supplementary services. See “– Regulation – Universal Service” and “– Regulation – Price Ceilings for Universal Service”.
In March 2006, the Swiss Parliament adopted amendments to the Telecommunications Act which entered into force on April 1, 2007. Swisscom is required to offer, among other things, unbundled access to its local loop on a cost-oriented basis in the form of full access as well as access rebilling. Unbundling of the local loop will also require market-dominant providers to offer bitstream access for a limited period of four years on a cost oriented basis. See “– Regulation – Unbundling of the Local Loop and Other Access Regulation” and “Item 8: Financial Information – Legal Proceedings”.
Internet Access
Swisscom is the leading Internet service provider for retail customers in Switzerland, offering broadband Internet access over digital subscriber lines (xDSL) and narrowband Internet access as a dial-up service over ISDN and PSTN lines. In addition, Swisscom Fixnet provides broadband Internet access to other Internet service providers on a wholesale basis.
The following table provides information about the number of access subscribers for the periods indicated:

In thousands of lines/subscribers	Year Ended December 31,
	2006	2005	2004

Retail xDSL lines	936	708	490
Wholesale xDSL lines	432	390	312

Total xDSL lines	1,368	1,098	802

Retail narrowband subscribers(1)	282	410	523

(1)	Includes active access subscribers only, defined as all paid-access subscribers and those subscribers to Swisscom’s free-access services who had accessed their accounts at least once in the last 40 days.
In recent years, growth in the access area has come from xDSL technology, which offers significantly higher transmission speeds compared to ISDN. Because xDSL may be offered over a traditional PSTN line, xDSL growth has contributed to a decline in the number of ISDN lines.
Swisscom offers residential Internet users and small businesses Internet access service packages facilitating high-quality Internet access using both narrowband and broadband access technologies, IP-based communication services, personal information management services and shared hosting services. Internet access over xDSL is offered on a flat-fee basis for high bandwidth users, and on a minutes-of-use basis for 300kbit/s low bandwidth users. In March 2006, Swisscom completed the acquisition of Cybernet (Schweiz) AG from the Viatel Group, strengthening its position in this market. Cybernet focuses its activities on the small and medium-sized business market, where its core businesses include connectivity, data centers and e-business. Effective January 1, 2007, Cybernet was merged into Fixnet.
Swisscom seeks to increase the number of subscribers to broadband access services by offering new broadband services and significantly increasing the bandwidth of its xDSL lines. Swisscom continues to complement its existing network with VDSL technology (very high bit-rate digital subscriber lines), which will allow Swisscom to offer downstream speeds of up to 30 Mbit/s.
The following table sets forth information relating to Swisscom’s charges in effect in 2006 for the provision of broadband access services.

	Downstream / upstream
CHF (including VAT)	bandwidth (kbit/s)(2)	Monthly Fee	Hourly rate

ADSL 300(1)	300/100	9.00	2.40
ADSL 2000	2000/100	49.00	—
ADSL 3500	3500/300	69.00	—
ADSL 5000	5000/300	99.00	—

(1)	Pay-as-you-go service. In mid-November 2006, ADSL 300 replaced the previous ADSL 150 service package for new customers, which had offered downstream/upstream bandwidth capacity of 150 / 50 kbits/s. The monthly and hourly fees remained unchanged.

(2)	In mid-March 2006, ADSL 2000 replaced the previous ADSL 600 service package for new customers which had offered downstream/upstream bandwidth capacity of 600 / 100 kbits/s, ADSL 3500 replaced ADSL 1200, which had offered 1200 / 200 kbits/s, and ADSL 5000 replaced ADSL 2400, which had offered 2400 / 200 kbits/s. In March 2007, the respective bandwidth capacities were further enhanced. The monthly fees remained unchanged. Bandwidth capacities are maximum figures; actual capacity depends on the quality and length of copper access lines.
On October 20, 2005, the Competition Commission launched an investigation against Swisscom (Swisscom AG and Swisscom Fixnet) to determine whether its ADSL wholesale prices were abusively high and prevented other Internet service providers from realizing sufficient profits in the retail market (price-squeezing). This investigation is still pending. See “Item 8: Financial Information – Legal Proceedings – Other Regulatory Proceedings”.
In March 2006, the Swiss Parliament adopted amendments to the Telecommunications Act which entered into force on April 1, 2007. Market-dominant providers are required to offer bitstream access to other providers on demand for four years on a cost oriented basis. See “– Regulation – Unbundling of the Local Loop and Other Access Regulation”.
Retail Traffic
Swisscom provides comprehensive national and international calling services to residential and business customers. Fixnet’s business customers are small and medium sized enterprises that do not require customized telecommunications solutions. External revenue attributable to national traffic and outgoing international traffic originating on the fixed-line network generated by Fixnet customers amounted to CHF 974 million in 2006.
Retail traffic has declined in recent years, mainly due to a significant decline in local area traffic and Internet traffic. In 2005 and 2006, the continued growth in the number of broadband access lines contributed to the decline in Internet traffic, while increased competition reduced voice traffic. Swisscom expects that retail traffic will continue to decline.
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

In millions of minutes(1)	Year Ended December 31,
	2006	2005	2004

Local and long distance traffic	6,312	6,628	7,205
Fixed-to-mobile traffic	926	925	949
Internet traffic	1,487	2,252	3,323

Total national retail traffic	8,725	9,805	11,477
International retail traffic(2)	903	926	955

Total retail traffic	9,628	10,731	12,432

(1)	Figures do not include traffic generated from Swisscom-operated public payphones or from calling cards.

(2)	Based on minutes of outgoing international traffic as determined for retail customer billing purposes. Does not include international wholesale traffic originating outside Switzerland.
In 2006, 57% of the outgoing international traffic generated by Fixnet customers (excluding outgoing international mobile traffic) was directed toward three countries: Germany, France and Italy.
Tariffs. Swisscom offers a variety of tariff packages targeting different customer segments. Under some tariff packages, Swisscom’s national traffic charges are calculated on the basis of call duration, time of day, day of the week, and whether the call is fixed-to-fixed or fixed-to-mobile. Swisscom has also implemented pricing models under which customers pay a monthly subscription fee allowing them to make national and international calls at reduced per-minute rates, on a price-per-call basis or even for free during certain off-peak times or to other members of a closed user group. These new pricing models have effectively resulted in an overall tariff reduction.
Local and long-distance fixed-fixed calls within Switzerland are billed on a per-minute basis as follows:

CHF/minute(1)	Peak	(2)	Off-Peak	(3)

National fixed-fixed tariff	0.08		0.04

(1)	Calls are charged in incremental steps of CHF 0.10 without a set-up charge.

(2)	Monday to Friday, from 8:00 a.m. to 5:00 p.m.

(3)	Monday to Friday, from 5:00 p.m. to 8:00 a.m., as well as on Saturdays, Sundays and holidays.
National fixed-to-mobile calls are billed as follows:

CHF/minute(1)	Peak	(2)	Off-Peak	(3)

Tariffs applicable to calls terminating on:
Swisscom Mobile	0.41		0.31
TDC (Sunrise) Mobile	0.49		0.39
Orange / Coop-Mobile
prior to September 1, 2006	0.55		0.45
as of September 1, 2006	0.49		0.39
Tariff applicable to other mobile network operators	0.55		0.45

(1)	Calls are charged in incremental steps of CHF 0.10 without a set-up charge.

(2)	Monday to Friday from 7:00 a.m. to 7:00 p.m.

(3)	Monday to Friday from 7:00 p.m. to 7:00 a.m., as well as on Saturdays, Sundays and holidays.
Swisscom’s international calling charges are generally based on duration, destination and day of the week. In recent years, Swisscom has substantially reduced its international calling charges, both through tariff reductions and volume discounts. Swisscom has a weekday rate applicable from Monday to Friday and a weekend rate for Saturday and Sunday and five tariff groups.

The following table sets forth information relating to Swisscom’s international tariffs in effect at the end of December 2006 for calls to the countries generating the most outgoing international traffic.

In CHF/minute, including VAT(1)	Weekday	Weekend

Germany, Austria, France, Italy, United Kingdom, United States, Canada	0.12	0.10
Portugal, Spain, Netherlands	0.25	0.20
Serbia, Montenegro, Turkey	0.65	0.50

(1)	Calls are charged in incremental steps of CHF 0.10 without a set-up charge. A surcharge is applied for calls to foreign mobile networks.
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
Wholesale Traffic
Swisscom provides various wholesale services to other telecommunications providers, including network operators, service providers and resellers. Swisscom’s portfolio of wholesale services includes basic interconnection services, which Swisscom offers to all licensed operators, registered service providers and others entitled to interconnection under the Telecommunications Act. See “ – Regulation – Interconnection by a Market-Dominant Provider”.
Effective July 1, 2005, Swisscom and Belgacom, the leading telecommunications company in Belgium, formed a new joint venture company, named Belgacom International Carrier Services (BICS), combining their international wholesale activities. See “ – Other Participations – Belgacom International Carrier Services”. Fixnet’s wholesale business now consists only of its wholesale national business. In 2004 and 2005, Fixnet’s international wholesale operations contributed CHF 445 million and CHF 256 million to Swisscom’s wholesale traffic revenues, respectively.
As of July 1, 2005, a large portion of Swisscom’s wholesale international traffic ceased to be routed through Fixnet, and is now routed directly through BICS. As Fixnet only has a minority stake in the joint venture, associated costs and revenues should not have been recorded by Fixnet following the Belgacom transaction. Nonetheless, international incoming traffic to be routed through BICS in Switzerland to Swisscom’s Mobile network continued to be routed through Fixnet’s network until June 2006. Traffic to domestic third party networks has been, and will continue to be, routed through Fixnet’s network in the future. The associated revenues and costs are recognized by Fixnet.
Since February 2003, direct mobile interconnection has been available, and mobile network operators have been able to terminate their traffic directly on each other’s networks. As a result, traffic between networks, which had previously been routed via Fixnet’s wholesale network, was initially routed directly, resulting in a decrease in traffic over Swisscom’s network in 2004 and 2005. In 2006, however, traffic between other telecommunication providers that was routed through Swisscom Fixnet rather than through a direct interconnection increased again.
Swisscom has a standard interconnection offer which it markets to all licensed operators, registered service providers and others eligible for interconnection under the Telecommunications Act, and it complements this standard offer with a portfolio of extended interconnection services and wholesale products. In 2006, external revenue from national wholesale services amounted to CHF 351 million.

The following table sets forth information relating to Fixnet’s national interconnection and transit traffic for the periods indicated.

In millions of minutes	Year Ended December 31,
	2006	2005	2004

Wholesale national traffic(1)	16,160	17,524	18,576

(1)	Based on minutes as determined for customer billing purposes. Includes traffic related to third party revenues for access, termination and transit services.
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
Under the Telecommunication Act, the interconnection rates charged by a market dominant provider must be cost-oriented. Interconnection rates are based on the long run incremental costs (“LRIC”) of an efficient operator and may not include historical costs. See “ – Regulation – Interconnection by a Market-Dominant Provider”.
The following table sets forth information relating to Fixnet’s interconnection prices for the periods indicated.

CHF/minute(1)	As of December 31,
	2006	2005	2004

Regional termination	0.0107	0.0112	0.0114
National termination	0.0150	0.0175	0.0186
Regional carrier selection	0.0108	0.0113	0.0115
National carrier selection	0.0151	0.0176	0.0187

(1)	Includes set-up charge. Calculated based on the weighted average price of a call of four minutes duration, whereby the traffic split in peak, off-peak and night calls was taken into consideration.
In 2006, Swisscom reduced its standard interconnection rates by up to 15%. Due to a Federal Court decision from April 2006 and its impact on the cost calculation according to LRIC, prices for 2007 will not be published until the middle of 2007 and will be applied retroactively to January 1, 2007. See “ – Regulation – Interconnection by a Market-Dominant Provider” and “Item 8: Legal Proceedings – Proceedings Relating to Fixed-Fixed Interconnection”. Swisscom expects to continue to adapt its interconnection charges from time to time as it realizes further cost savings through network optimization or improvements in efficiency.
Other Traffic
Swisscom generates other traffic revenue from the operation of private and public payphones (which Swisscom is required to maintain as part of its Universal Service obligation), operator services and from the sale of pre-paid cards. In 2006, Swisscom realized external revenue of CHF 105 million from these services.
Other
Other services comprise the sale of customer equipment, the provision of leased lines, the operation of a directories database and a variety of other services.
Customer Equipment
Swisscom is a leading provider of customer equipment to residential customers in the Swiss telecommunications market. Swisscom purchases all of the telecommunications equipment that it sells or rents under the Swisscom brand name from third-party suppliers. In addition, Swisscom sells telecommunications equipment under third-party brand names. Swisscom primarily offers residential customers PSTN and ISDN corded and cordless telephone handsets and facsimile machines. Swisscom also offers mobile handsets and a variety of other products through its Swisscom shops, including ADSL modems. In 2006, sales of customer equipment generated external revenue of CHF 238 million.

Swisscom uses both Swisscom shops and third-party distribution channels to distribute customer equipment. The approximately 100 Swisscom shops were transferred from Fixnet to Mobile effective January 1, 2007, reflecting the fact that most of the products and services offered in Swisscom shops are related to mobile communications. Nonetheless, the comprehensive range of fixed-network offerings in such shops will remain unchanged, and revenues from sales of fixed-network voice equipment will continue to be recognized by Fixnet.
Leased Lines
Fixnet offers small and mid-sized enterprises a full portfolio of leased lines throughout Switzerland. Customers can choose among a wide range of bandwidths and a selection of different service levels. Swisscom has contracts with approximately 62 wholesale customers in Switzerland. Corporate customers, the primary customer segment for leased lines, are targeted through Solutions. See “ – Solutions – Leased Lines National”. In March 2006, the Swiss Parliament adopted amendments to the Telecommunications Act which entered into force on April 1, 2007. Swisscom is required to offer, among other things, access to leased lines on a cost-oriented basis in areas where it is deemed market dominant. See “ – Regulation – Unbundling of the Local Loop and Other Access Regulation”. In 2006, the provision of leased lines generated external revenue of CHF 144 million.
Directories
Swisscom Directories operates, maintains and sells Switzerland’s most comprehensive telephone directory database. This database includes over 6 million residential and business entries and is updated daily with subscriber information from Switzerland’s major telecommunications service providers. Swisscom Directories is also responsible for the production, marketing and distribution of printed telephone books, as well as the operation, production and development of electronic directories that are also accessible on the Internet. In 2006, Swisscom Directories generated external revenue of CHF 122 million.
The directories’ business is regulated under the Telecommunications Act. Every telecommunication service provider is required to provide its regulated data, including daily data updates. In 2002, Swisscom Directories was appointed by all major telecommunication providers as their data agent and is now responsible for centrally handling the provision of regulated data.
Other
Other revenue comprises mainly Internet narrowband traffic to third-party ISP numbers. In addition, it provides a range of value added services and data services to residential customers. In 2006, external revenue from these services amounted to CHF 115 million.
Competition
In the area of fixed network telephony and related services, Swisscom faces intense competition, particularly in the national and international calling markets. Since 2004, price competition has intensified due to increased competition from cable network operators, especially Cablecom, the largest cable network operator in Switzerland, and from Internet service providers. Swisscom expects price competition to further intensify in 2007.
Access. As recently as three years ago, Swisscom did not face significant competition in the residential access market, mainly due to the fact that Swisscom had not yet been required to unbundle its local loop. However, competition has increased since mid-2004, when Cablecom started offering telephony services over cable on a commercial basis and thereby began to compete directly with Swisscom’s PSTN and ISDN access services. In March 2006, the Swiss Parliament adopted amendments to the Telecommunications Act which entered into force on April 1, 2007. Swisscom is required to offer, among other things, unbundled access to its local loop on a cost-oriented basis in the form of full access as well as access rebilling. Unbundling of the local loop will require market-dominant providers to also offer bistream access on a cost-oriented basis for a limited period of four years. See “ – Regulation – Unbundling of the Local Loop and Other Access Regulation”. Unbundling the local loop gives competitors direct access to Swisscom’s customers and the ability to offer them a full range of services without the need to use Swisscom as an intermediary. In addition to losing access revenues, unbundling the local loop is likely to lead to increased competition for national and international traffic as, for the first time, customers will be able to choose among competing full-service providers of fixed-line telephony.

Swisscom’s principal competitors in the Internet access market are Cablecom and TDC (Sunrise). TDC (Sunrise) offers narrowband dial-up access through its own network as well as ADSL broadband access through a reselling agreement with Swisscom Fixnet.
In the market for broadband access, Swisscom faces stiff competition from cable network operators, including Cablecom, who offer broadband Internet access via cable. Cable network operators are particularly well positioned to combine voice, data and Internet access services with multimedia content. In response to this increased competition, Swisscom is making capital expenditures to enhance its broadband and IP network and it is working to complement its existing network with VDSL technology to provide downstream speeds of up to 30 Mbit/s. These efforts enable Swisscom to combine its core activities in voice and Internet services with multimedia services such as TV and video on demand. At the beginning of November 2006, Swisscom launched its Bluewin TV service based on its broadband network. However, cable network operators have been offering multimedia services for some time and Swisscom may not be successful in acquiring substantial market share. With the rollout of broadband mobile services based on UMTS, DVB-H and other wireless broadband access technologies, Swisscom may face additional competition from broadband mobile service providers.
In order to compete with cable operators more effectively, Swisscom has successively increased the capacity of its broadband access services since 2003. The most recent upgrades occurred in March 2006 and March 2007 and more than doubled the bandwidth for most service plans.
After revoking, on October 17, 2005, a provisional order from May 6, 2002 relating to a petition filed by two of Swisscom’s competitors, the Competition Commission announced, in a letter dated October 20, 2005, that it was opening a new investigation of Swisscom and Swisscom Fixnet, based primarily on allegations made by one of Swisscom’s competitors, TDC (Sunrise). The Competition Commission believes facts exist which indicate Swisscom may be abusing its dominant position. In addition, the Competition Commission wants to examine whether its ADSL wholesale prices were abusively high and prevented other Internet service providers from realizing sufficient profits in the retail market (price-squeezing). This investigation is still pending. See “Item 8: Financial Information – Legal Proceedings – Other Regulatory Proceedings”.
National Retail Traffic. Swisscom faces increasing competition in the national retail traffic market, especially from Cablecom. Currently, Swisscom’s principal competitors in the national retail traffic market are TDC (Sunrise), Cablecom and Tele2. In 2007, prices are expected to remain under pressure, mainly due to increased competition from cable network operators, mobile network operators and Internet service providers offering Internet telephony (known as Voice over IP) services.
Tariffs for fixed to mobile calls, which are accounted for in national traffic, are expected to remain under continuous pressure due to regulatory framework in which Swisscom operates. See “ – Regulation – Mobile Telecommunications”.
Swisscom’s competitors for national long distance service depend on Swisscom for the provision of wholesale origination and termination access and transit services. As a result, the pricing of these services has had an important impact on the development of retail competition. Since January 1, 2000, Swisscom has been required to calculate its interconnection costs in any market in which it is market-dominant on the basis of the long-run incremental cost of an efficient operator and may no longer include historical costs. As a result, interconnection prices have steadily declined. Because interconnection rates calculated on the basis of long-run incremental costs only cover the additional cost to Swisscom of giving other providers access to its network and do not include the historical costs incurred by Swisscom in building out its network, Swisscom’s competitors may be able to offer retail services at lower prices than Swisscom while still covering their costs. See “ – Regulation – Interconnection by a Market-Dominant Provider”.
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

Wholesale Traffic. In 2006, Swisscom continued to face increasing competition in the national wholesale market from various network providers such as TDC (Sunrise), Verizon, Cablecom and Colt, currently offering services between major Swiss cities and international outgoing services to resellers.
Other Traffic. In the public and private payphones market, Swisscom does not face significant competition. However, the overall market for public and private payphone use is expected to decline further due to increasing use of mobile phones and phone cards issued by other operators.
In the market for operator services, Swisscom faced only limited competition in 2006, as it was allowed to use the well-known 111 access number until the end of the year. Effective January 1, 2007, Swisscom switched to a new service number, 1811. Swisscom’s competitors received similar service numbers. The new competitive landscape will result in a significant reduction in traffic volume for Swisscom’s operator services.
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
Leased Lines. In 2006, Swisscom continued to face intense competition in the market for national leased lines, particularly in metropolitan areas. Swisscom’s main competitors in this market are Cablecom, TDC (Sunrise) and Colt. In March 2006, the Swiss Parliament adopted amendments to the Telecommunications Act which entered into force on April 1, 2007. Swisscom is required to offer, among other things, access to leased lines on a cost-oriented basis, which is expected to intensify competition. See “ – Regulation – Unbundling of the Local Loop and Other Access Regulation”.
Directories. Swisscom faces significant competition in the directories market from online directory operators, internet search engines and traditional direct marketing companies entering the market. Under the amended Telecommunications Act, which entered into effect on April 1, 2007, prices charged for regulated data must be cost-oriented. Swisscom therefore expects prices to continue to decrease. Barriers to entry remain low, particularly in the online directory market, and Swisscom Directories expects competition to increase further.

Mobile
Overview
Swisscom Mobile is the leading provider of mobile telephony services in Switzerland, with 4.6 million mobile subscribers as of December 31, 2006. In 2006, Swisscom’s mobile activities generated total revenue of CHF 4.0 billion, including sales of CHF 0.5 billion to other Swisscom business segments. With external revenues of CHF 3.5 billion in 2006, Swisscom Mobile accounted for 36.7% of Swisscom’s consolidated net revenue.
The following table sets forth the external revenue generated by Mobile for the periods indicated.

CHF in millions	Year Ended December 31,
	2006	2005	2004

Base fees	635	677	691
Connectivity voice	2,040	2,203	2,286
Connectivity data and value-added services	667	604	521
Other mobile revenue(1)	199	167	181

Total Mobile	3,541	3,651	3,679

(1)	Includes revenue from the sale of handsets sold through sales channels other than Swisscom shops and from the business with prepaid billing, device management and content services through the subsidiaries SICAP, Swapcom and Minick.
Most of Swisscom’s mobile telephony revenue is generated from monthly subscription fees and traffic charges for mobile voice telephony, which accounted for 76% of its external revenues in the mobile segment in 2006.
With the successful implementation of services enabled by high speed GPRS, PWLAN, EDGE, UMTS and HSDPA technologies, Swisscom believes that an increasingly significant portion of its mobile revenue will be generated by mobile data services, value-added services, Internet access and e-commerce services. In November 2003, Swisscom implemented the Vodafone live! portal, providing mobile information, entertainment, community and lifestyle premium services, and Swisscom has added significant new features such as a short news broadcasts that can be viewed on mobile handsets. These services are attracting an increasing number of subscribers, making it the fastest growing content offering. Swisscom believes that such services will contribute to the generation of future m-commerce revenue and enhance customer retention. Consequently, Swisscom moved to acquire Minick Holding AG in December 2006. Minick develops and operates mobile Internet portals, multimedia services and news applications such as M-Voting, Teletext-Chats, SMS and MMS. The company is also active in mobile marketing and mobile video streaming. The acquisition will support Swisscom’s expansion into a business area closely related to its core competence and its triple play strategy.
In April 2006, Swisscom upgraded its Mobile Unlimited service, which enables seamless data download/synchronization via a PC card, by adding HSDPA to the existing list of supported mobile broadband technologies (GPRS, PWLAN, EDGE, UMTS) which Swisscom believes will contribute in the future to the generation of data revenues.
On February 5, 2007, the Competition Commission imposed a fine of CHF 333 million against Swisscom Mobile for alleged misuse of mobile termination fees. Swisscom rejects both the charge that it misused its dominant market position and the sanction. Swisscom intends to appeal to the Swiss Federal Administrative Court and, if necessary, in the final event to the Swiss Federal Supreme Court. Under the terms of Swisscom’s recent repurchase of a 25% interest in Swisscom Mobile from Vodafone, Swisscom is entitled to claim from Vodafone 25% of any sanction ultimately imposed in this matter. For more information, see “Item 3: Key Information – Risk Factors – Risks Related to Swisscom’s Business – The Swiss Competition Commission may require Swisscom Mobile to pay large fines and reduce its prices” and “Item 8: Financial Information – Legal Proceedings – Other Regulatory Proceedings”.

Cooperation with Vodafone
On December 18, 2006, Swisscom Mobile entered into comprehensive, exclusive cooperation and branding agreements (together, the “Agreements”) with Vodafone Group Plc and certain affiliates thereof (together, “Vodafone”), respectively. The Agreements were entered into in conjunction with Swisscom’s repurchase of a 25% interest in Swisscom Mobile that Vodafone had originally acquired in April 2001. The Agreements set out the terms on which Swisscom Mobile and Vodafone will continue to cooperate in certain areas, replacing a previous service agreement, which was terminated. The Agreements will run for five years and may be extended by two-year periods.
Under the Agreements, Swisscom Mobile and Vodafone agree to provide each other with access to their respective products and services and to provide consultancy and supporting services in agreed circumstances. The Agreements provide a framework for co-operation in the areas of roaming and product development and set forth the terms for mutual use of Swisscom Mobile’s and Vodafone’s trade names and marks. Under the Agreements, Swisscom Mobile pays a flat fee for licensing rights, services and products provided by the Vodafone group companies. In the event Swisscom Mobile provides products to Vodafone, it will receive certain royalties.
Swisscom Mobile believes its cooperation with Vodafone enhances its competitive position in the mobile market. Through this cooperation, Swisscom Mobile has access to Vodafone products, services and know-how. Swisscom Mobile may also participate in Vodafone’s worldwide arrangements for the procurement and/or supply chain management of infrastructure, handsets and other products, which enables Swisscom Mobile to realize cost savings.
In 2006, Swisscom generated revenues from the co-operation with Vodafone in the amount of CHF 96 million and paid an amount of CHF 180 million for services purchased from Vodafone. These payments primarily related to roaming charges that each of Swisscom Mobile and Vodafone paid the other for the use of the other’s network by its customers.
Network Service Offerings
Swisscom’s mobile services are provided using the global system for mobile communications (GSM) standard as well as the Universal Mobile Telecommunication System (UMTS), the dominant digital standards in Europe and much of the rest of the world. Swisscom’s GSM network covers 99% of the population of Switzerland, and its UMTS network covers 90% of the population. For more information on Swisscom’s mobile network, see “ – Networks and Technology – Mobile Telecommunications Network”.
Swisscom Mobile is the leading public wireless LAN (PWLAN) network operator in Switzerland, currently operating approximately 1,032 hotspots in Switzerland. In addition, Swisscom Mobile offers access to additional hotspots through roaming agreements, mainly with Swisscom’s Hospitality Services (formerly Eurospot). For more information on these networks and Swisscom’s PWLAN services, see “ – Networks and Technology – Mobile Telecommunications Network” and “– Other – Hospitality Services”.
Through recent capacity enhancements and functional upgrades of its network, such as the implementation of Enhanced Data Rates for GSM Evolution (EDGE) and high-speed downlink packet access (HSDPA) technology, Swisscom is able to provide customers a variety of enhanced services such as live-TV. Swisscom’s EDGE service is available to 99% of the population of Switzerland.
In cooperation with Swisscom Broadcast, Swisscom Mobile has also been testing the digital transmission standard DVB-H (Digital Video Broadcasting Handheld), which is based on radio broadcasting technology and provides mobile users TV reception on handheld devices. Swisscom believes that it can provide its customers with a true broadband experience by providing seamless connectivity through a variety of technologies, e.g. HSDPA, UMTS, EDGE, WLAN and DVB-H. For further information on Swisscom’s mobile network, see “ – Networks and Technology – Mobile Telecommunications Network”.
Base Fees
Swisscom’s base fees are generated from monthly subscription fees paid by Swisscom’s postpaid mobile subscribers and include revenue generated from the sale of SIM cards. For more information on Swisscom’s mobile subscribers, monthly base fees and SIM card fees, please see “– Connectivity Voice”, below.

Connectivity Voice
As the leading provider of mobile telephony services in Switzerland, Swisscom offers its customers mobile telephony services in Switzerland as well as abroad. Swisscom has roaming agreements with 453 mobile network operators worldwide covering 187 countries and earns revenue from those operators when their subscribers make mobile phone calls in Switzerland.
Traffic. The table below sets forth, for the periods indicated, the volume of traffic relating to Swisscom’s mobile telephony business.

In millions of minutes	Year Ended December 31,
	2006	2005	2004

Connectivity Voice (1)	4,432	3,688	3,404

(1)	Includes minutes from all outgoing calls made by Mobile subscribers as well as service accounts and traffic generated by service accounts.
For information on average monthly minutes of use and average monthly revenue per mobile customer, see “Item 5: Operating and Financial Review and Prospects – Results of Operations by Segment – Mobile”.
Principal Products. Swisscom currently offers a wide variety of mobile products, including pre- and post-paid products and products where calls are charged on a per minute, per hour or per call basis.
All of Swisscom’s mobile products except its data-only and prepaid, low-cost products provide Swisscom customers with the full range of mobile services, allowing them to make and receive calls within Switzerland or internationally, using the same telephone number over GSM and/or UMTS systems in countries where Swisscom has roaming agreements.
In 2005, Swisscom introduced new products designated as “liberty” products, for which subscribers are charged on a per-hour basis when calling numbers in Swisscom’s networks. By launching these products, Swisscom successfully stimulated customer usage, increasing average usage per month and the loyalty of its customers.
Subscribers. The following table shows the total number of subscribers to Swisscom’s mobile services as of the dates indicated.

In thousands(1)	As of December 31,
	2006	2005	2004

Postpaid	2,805	2,640	2,518
Of which subscribers to liberty products	1,142	570	—
Prepaid(2)	1,827	1,641	1,390
Of which subscribers to liberty products	466	65	—

Total Subscribers	4,632	4,281	3,908

(1)	Includes service accounts.

(2)	Swisscom does not include accounts of any prepaid customer with inactivity of more than twelve months in its subscriber figures. A customer is deemed inactive after a period of twelve months without making a call or sending a SMS message.
Since 1995, the number of mobile customers in the Swiss marketplace has grown each year, with overall market penetration reaching 98% at the end of 2006, based on data published by mobile network operators. Swisscom expects growth in the mobile market to continue, although at a slower rate in light of high market penetration. With growing market penetration, Swisscom increasingly focuses on customer retention.
In order to promote customer retention, Swisscom pursues various customer loyalty and win-back activities, including incentives for 12 and 24-month contract commitments, handset subsidies and handset renewal possibilities, which enabled Swisscom to maintain a low customer churn rate. While Swisscom’s mobile business relies primarily on Swisscom shops for sales and marketing, it is also expanding its use of indirect and alternative sales channels.

Tariffs. The following table provides an overview of the range of tariffs applicable as of December 31, 2006, in Swisscom’s principal product categories. All tariffs include VAT.

	SIM	Monthly				Night and
(CHF)	Card Fee	Base Fees		Peak(1)	Off-Peak(2)	Weekend(3)
Charge per Min.
Postpaid products	40	10-75		0.19-0.70	0.15-0.70	0.15-0.70
Prepaid products	40	—	(4)	0.37-0.99	0.37-0.90	0.37-0.80

Charge per Hour/Call (liberty products)
Postpaid products	40	12/25		0.50 / 0.70	0.50 / 0.70	0.50 / 0.70
Prepaid products	40	—	(4)	0.80	0.80	0.80

(1)	Monday to Friday from 7:00 a.m. to 7:00 p.m., except holidays.

(2)	Monday to Friday from 6:00 a.m. to 7:00 a.m. and 7:00 p.m. to 10:00 p.m.

(3)	Monday to Friday from 10:00 p.m. to 6:00 a.m., weekends and holidays.

(4)	Customers who use prepaid mobile products are charged an initial fee for the SIM card only; there is no fee for recharging the card.
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
For calls placed and received outside Switzerland, customers are generally billed using a fixed tariff model under which tariffs vary depending on the user’s geographic “zone”. This model provides the customer high cost transparency and good cost control. However, customers also have the option of being billed using a surcharge model under which a roaming surcharge is added to the tariffs imposed by the local mobile network operator.
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
The table below sets forth, for the periods indicated, the numbers of SMS messages sent.

	Year Ended December 31,
	2006	2005	2004

Number of SMS messages (in millions)(1)	2,107	1,991	1,986

(1)	Includes service accounts and traffic generated by service accounts. Does not include wholesale SMS messages.
The mobile data service Vodafone live! allows customers to take and send picture messages, download games and ringtones and to access information and entertainment services, such as live television, which now includes 29 television channels. These mobile entertainment and mobile data services are continually upgraded either globally through Vodafone or locally through Swisscom. E-mail synchronization services have been the primary growth driver for data services, and are expected to continue growing.
Swisscom Mobile utilizes standardized interfaces to enable platforms used by third parties to offer mobile data and other services to Swisscom mobile subscribers. Examples of such services include premium priced SMS and MMS, which allow point of sale payment through mobile handsets.

Other
Customer Equipment Sales. Swisscom uses both Swisscom shops and third-party distribution channels to distribute customer equipment. As of January 1, 2007 responsibility for overseeing the approximately 100 Swisscom shops was effectively transferred from Fixnet to Mobile, reflecting the fact that most of the products sold in such shops are related to mobile communications. Nonetheless, revenue from sales of fixed-network voice equipment through Swisscom shops will continue to be accounted for in Swisscom’s Fixnet segment. For more information on Swisscom shops, see “– Fixnet – Other – Customer Equipment”.
SICAP. SICAP, a wholly owned subsidiary of Swisscom Mobile AG provides prepaid billing services to mobile network operators worldwide and so-called over-the-air (OTA) solutions, through which prepaid GSM SIM-card settings can be modified. In 2006, SICAP acquired a 100% interest in Swapcom. Swapcom, a French company founded in 1999, provides software solutions for remotely managed devices and messaging platform services as part of a customized mobile multimedia service portfolio. Future revenues from multimedia services and applications largely depend on real-time device setting and control, for which OTA is key.
Competition
In its mobile business, Swisscom faces competition primarily from the two other original mobile licensees in Switzerland, Orange and TDC (Sunrise), which also hold Swiss UMTS licenses. In December 2003, ComCom awarded GSM licenses to two other competitors, Tele2 and In&Phone. Tele2 launched a city network in Zurich in June 2005 and plans to expand its services to other cities by building out its own network and through a national roaming agreement it entered into with TDC (Sunrise). In&Phone has launched campus networks throughout Switzerland and entered into a national roaming agreement with TDC (Sunrise) in early 2006. Swisscom expects competition, especially for business customers, to remain strong in 2007 due to increased tariff pressure and competing enhanced data solutions. Competition in the residential segment is expected to be driven by handset subsidies, with enhanced customer service quality growing in importance as a basis for competition.

Solutions
Overview
Solutions is the leading provider of telecommunication services to corporate customers in Switzerland with complex needs. In 2006, Solutions generated total revenue of CHF 1.2 billion. With external revenues of CHF 1.1 billion in 2006, Solutions accounted for 11.1% of Swisscom’s consolidated net revenue in 2006.
Effective January 1, 2007, Swisscom reallocated certain responsibilities within the group in order to refine and enhance the customer focus of each segment. Whereas Fixnet and Mobile will continue to focus on residential customers and the needs of small and medium-sized enterprises, Solutions is now responsible for larger corporate accounts, including approximately 6,000 of the largest corporate accounts. Accordingly, Solutions has extended its business-to-business (B2B) portfolio and now resells Swisscom Mobile’s products for corporate customers. For this purpose, Swisscom Mobile’s employees catering to corporate customers were transferred to Solutions, although revenues generated from sales of these products continue to be recognized by Swisscom Mobile.
Services provided by Solutions include:
•	National and International Traffic. Solutions offers national and international fixed-line voice telephony services to business customers. In 2006, Solutions carried an aggregate of 1.8 billion minutes of national telephony traffic and 0.3 billion minutes of outgoing international traffic generated by business customers.

•	Leased Lines National. Solutions offers national leased lines services to business customers.

•	Intranet Services. Solutions offers Intranet services, consisting primarily of managed VPN (Virtual Private Networks) services to business customers.

•	Other Service Business. Solutions offers private network services, business internet access and business numbers, which business customers use to provide their customers with access to information services. In addition, Solutions offers international VPN and leased line services to its customers through partnerships.

•	Solution Business. Solutions offers business customers custom-made modular solutions to plan, build and run customers’ business communication needs.
System Integration. Solutions provides a comprehensive portfolio of products and services related to data and telecommunications infrastructure, complimented by customer interaction management, consulting services, security solutions and live event support.

Customer Services. Solutions offers a full range of operations and maintenance services in the field of private branch exchanges (PBXs) and in-house local area networks (LANs).

Outsourcing. Solutions’ outsourcing services range from telecommunication outsourcing up to complete Information and Communications Technology (ICT) outsourcing.
•	Other. Solutions offers rental agreements and various other financing models through third parties to its business customers as financing alternatives for PBXs.

The following table sets forth external revenue generated by Solutions for the periods indicated.

CHF in millions	Year Ended
	December 31,
	2006	2005	2004

National and International Traffic	200	239	297
Leased Lines National	122	147	184
Intranet Services	140	152	173
Other Service Business	230	247	272
Solution Business	338	283	277
Other	42	55	76

Total Solutions external revenue	1,072	1,123	1,279

Depending on each customer’s size and the complexity of its communication needs, Solutions markets its services through a key-account management team and through direct and indirect sales channels.
Due to generally high market penetration, implementation of IP-based services, overcapacity and, as a result, high price pressure in the telecommunications market, Solutions has experienced a general decrease in revenues from traditional telecommunications services in most of its customer segments. Nonetheless, Solutions’ revenues derived from complex telecommunications solutions have been rising. Solutions continues to focus its resources on meeting customers’ needs for complex telecommunications services to ensure its long-term growth and, where necessary, will complement its portfolio through new developments, partnerships or acquisitions.
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

Traffic (in millions of minutes):	Year Ended
	December 31,
	2006	2005	2004

Local and long-distance traffic	1,540	1,672	1,779
Fixed-to-mobile traffic	246	258	278
Total national traffic	1,786	1,930	2,057
International traffic(1)	342	356	361

Total traffic(2)	2,128	2,286	2,418

(1)	Based on minutes of outgoing international traffic as determined for retail customer billing purposes. Does not include international wholesale traffic originating outside Switzerland.

(2)	Does not include VoIP traffic.
For information on tariffs for national and international traffic, see “ – Fixnet – Retail Traffic – Tariffs”.
As the quality and convenience of using IP-based services has improved in recent years, they have become a viable alternative to traditional fixed-line services for many users, a trend Swisscom expects to continue and accelerate in the future. Solutions introduced its Voice over Internet Protocol (VoIP) service in the business market in 2006 and expects active migration from traditional voice traffic to VoIP services to continue.
Leased Lines National
Solutions is the leading provider of national leased lines in Switzerland. Leased lines are fixed point-to-point connections between separate locations, which may be used by the customer for voice and high volume data or video transmission. Leased lines are used by business customers to assemble their own private networks and by resellers to establish networks in order to offer information services. Swisscom also offers leased line services on a wholesale basis. See “ – Fixnet – Other”.

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
Intranet Services
Solutions’ Intranet services consist primarily of managed VPN (Virtual Private Networks) services, based on multiprotocol label switching (MPLS) technology. As of December 31, 2006, Solutions managed slightly more than 25,000 routers, mainly on behalf of banking and insurance clients, as well as on behalf of large retailers. Other services within the Intranet services portfolio include remote access services, which enable access to a company’s Intranet through all commercially available access technologies and encryption services for customers with strict security requirements.
Other Service Business
In the past couple of years, the increased substitution among large business customers of IP services for frame relay and ATM services has resulted in decreased sales of such services. Solutions completed the process of phasing out services based on frame relay and ATM technologies at the end of February 2007.
Solutions’ business Internet service portfolio includes a full range of Internet access services for customers with high bandwidth requirements (up to several Gbits/s). Solutions also offers services and applications for business customers and national Internet service providers (ISPs). These services include managed firewall services and spam filtering IP transit services over a dedicated backbone. In 2007, Solutions expects to broaden its Internet access services by offering VDSL technology.
In 2006, Solutions launched a VoIP service, providing customers with access to a replacement for traditional voice services. Solutions also launched an IP Centrex solution in 2006, whereby customers are offered a network-based “PBX Solution” (Public Branch Exchange) instead of a traditional in-house PBX switch.
Solutions also offers customers “business numbers” – toll-free, cost-shared and premium rate numbers for both national and international use, which business customers use to provide their own customers with access to information services. Solutions also offers premium rate services that, among other things, allow for flat rate charging on a per call or product basis. These numbers are mainly used by business customers as retail sales channels and/or as an additional form of payment. Demand for business numbers has declined over the past few years, primarily as a result of companies using the Internet and informational company websites to distribute information instead of toll-free or other numbers.
Solutions plans to launch a variety of convergence solutions in 2007 that are expected to be important sources of future growth. Examples of these offerings include: (1) bundled LAN, WAN and VoIP services; (2) an integrated workplace solution, consisting of a pre-configured computer and a PDA as well as all necessary software and data and voice services; or (3) a single telephone terminal offering mobile and fixed network telephone connections.
Swisscom Solutions AG has concluded a commercial partnership agreement with UK-based Vanco plc, with a view towards offering multinational and international customers services outside of its home market in Switzerland. Solutions and Vanco plc have been cooperating as part of the process of migrating former Vanco plc customers to Solutions.
Solutions offers international leased lines to its business customers through Belgacom (BICS) and other partners. For more information, see “ – Other Participations – Belgacom International Carrier Services”.

Despite the sale of its stake in Infonet Services Corporation in 2005, Swisscom remains the exclusive distributor of Infonet services in Switzerland through Infonet Switzerland AG, in which Swisscom has a 90% interest, and which is accounted for in the Solutions segment.
In the area of international services, Solutions faces stiff price competition due to over-capacity in the international market.
Solution Business
The Solution Business provides customers with customized modular solutions, designing, installing and operating customers’ business communication infrastructure. Together with other Swisscom companies or external partners, Solutions is able to offer complete communication solutions.
System Integration – Solutions provides a comprehensive portfolio of professional services, including consulting services, customer interaction management, security solutions and live event support. In addition, Solutions offers product integration services, including the design, provision, implementation and support of PBXs, LANs and other data and telecommunication infrastructure.
Solutions has expanded its security services, including Public Key Infrastructure certification, which allows customers to digitally sign and transmit documents with a digital signature recognized by Swiss law.
Effective February 28, 2006, Swisscom Solutions AG took over 300 mid- to large-sized customers, the related assets and 120 employees from Siemens Schweiz AG, extending its know-how in planning, installing, operating and maintaining company-internal voice and data networks. Furthermore, the parties agreed that Siemens will provide Swisscom Solutions with support, including technical support for its technicians and engineers, and current and future PBX-related products. Solutions also agreed to collaborate with Siemens Schweiz AG on a commercial basis.
Customer Service – Solutions offers a full range of operations and maintenance services relating to private branch exchanges (PBXs) and in-house LANs. Solutions operates and maintains the customer’s PBX or LAN remotely and/or via Solutions’ nationwide technical force, or via partners. For in-house LANs, Solutions has also introduced a variety of services designed to prevent system failures and to ensure that systems are quickly repaired and made operational if a failure does occur.
Outsourcing – Solutions’ outsourcing services consist primarily of providing telecommunications network services. In 2006, Solutions continued to expand its outsourcing activities by winning further major national and international contracts. Solutions believes that its outsourcing business will grow further as demand for combined IT and telecommunications solutions (provided by Solutions in cooperation with Swisscom IT Services) increases and as an increasing number of companies decide to focus on their core activities. See also “Item 3: Key Information – Risk Factors – The expansion of Swisscom’s outsourcing business exposes it to the risk that it may not achieve expected cost savings, the risk of project failure and the risk of fines”.
Other
Solutions offers its business customers rental agreements and, through third parties, other financing models for PBXs.
Competition
Cablecom – Cablecom, a cable network operator in Switzerland, operates its own infrastructure and has invested heavily to upgrade it. This network allows Cablecom to compete with Solutions in the following areas: traffic, VoIP, leased lines, intranet services, and PBX related services. In addition, Cablecom is aiming to enhance its product and service offerings throughout Switzerland by entering into partnerships. Cablecom offers interregional connections throughout Switzerland.
TDC (Sunrise) – TDC (Sunrise) is one of Solutions’ most significant competitors in traffic, VoIP, leased lines, intranet services, PBX related services and the operation and maintenance of in-house LANs. TDC (Sunrise) is positioning itself as a full-service provider and offers interregional connections throughout Switzerland.

NextiraOne – NextiraOne competes with Swisscom in the following areas: PBX related services, telecommunication infrastructure services, consultancy services and the operation and maintenance of in-house LANs.
Getronics – Getronics is one of Solutions’ primary competitors in telecommunication infrastructure services and the operation and maintenance of in-house LANs.
Utilities and Municipalities – Electrical power providers and local municipalities compete with Solutions’ leased line business by offering telecommunication services to customers via their own high-capacity fiber networks. Competition in the national leased line market may also increase as a result of amendments to the Telecommunications Act. See “ – Regulation – Unbundling of the Local Loop and Other Access Regulation”.
International telecommunication companies – Solutions faces intense competition from Colt (a prime competitor in the national leased line market), Orange Business Services, Verizon Business, British Telecom (BT) and Deutsche Telecom in its international business. This has lead to stiff price competition and a decline in market share. Overcapacity in international networks continues to place market prices under high pressure. With regard to outsourcing services, BT Global Services, Orange Business Services and T-Systems are Solutions’ main competitors. BT competes on the basis of its wide service offering and existing consulting know-how as well as its world-wide outsourcing experience within the telecommunications industry.
Consultants – BearingPoint, Capgemini and Accenture compete with Swisscom in the operation and maintenance of in-house LANs, consulting services and security solutions.
Local and niche players – Many local IT providers with long-established customer relationships play an important role in the market for telecommunication infrastructure services. With regards to consulting services and security solutions, specialized niche players are also significant competitors.
International ICT providers – Solutions expects additional competition in the mid-term primarily from IT providers, such as IBM and EDS, as well as from traditional software providers, e.g., Microsoft and Skype, with regard to telecommunication solutions for business customers.

Other
Swisscom is also active in a variety of other businesses, including the provision of IT, broadcasting and billing services as well as the provision of high-speed Internet access to business travelers across Europe.
The following table sets forth external revenue for the periods indicated.

CHF in millions	Year Ended December 31,
	2006	2005	2004

Swisscom IT Services Group(1)	346	249	207
Swisscom Broadcast	152	150	148
Antenna Hungária Group(2)	162	26	—
Accarda Group	118	115	112
Hospitality Services Group(3)	58	31	9
Other(4)	4	—	—

Total Other	840	571	476

(1)	Includes Comit as of 2006.

(2)	Acquired in October 2005.

(3)	Formerly Swisscom Eurospot.

(4)	Consists primarily of broadband network businesses in Central and Eastern Europe and an interactive TV remote control (“Betty”) business in Germany and Switzerland.
Swisscom IT Services Group
The Swisscom IT Services Group consists of the Swisscom IT Services and Comit businesses.
Swisscom IT Services offers end-to-end business solutions, primarily in the financial services and telecommunications industries. In addition to business solutions, Swisscom IT Services focuses on systems integration, IT outsourcing and infrastructure services, including desktop services and datacenter services. Swisscom IT Services currently manages 85,000 desktop computers nationwide. Approximately 76% of these became part of Swisscom IT Services’ service portfolio over the last four years through outsourcing deals.
Swisscom IT Services’ customers are largely the Swisscom group companies and several small to large-sized financial institutions. In addition, Swisscom IT Services provides IT outsourcing services to major companies in the transportation, telematics, media, airline and health care sectors, and to parts of the Swiss government.
On January 4, 2006, Swisscom IT Services acquired Comit, an IT specialist in the financial services industry, for CHF 69 million. Swisscom IT Services’ financial services unit has been incorporated into the newly acquired company. The acquisition strengthened Swisscom IT Services’ know-how in the banking sector and allow it to offer IT services along the entire value chain. In 2006, Comit won several migration projects for banking platforms and signed outsourcing agreements with several cantonal banks.
Competition. In the IT services market for business customers, Swisscom IT Services competes with IBM, Hewlett-Packard, T-Systems, EDS, Accenture, CSC and a number of local players.
Swisscom Broadcast
Swisscom Broadcast operates a national network for the transmission and broadcast of analog and digital signals for television and radio broadcasting. Such services are provided primarily to the Swiss Broadcasting Corporation (Schweizerische Radio- und Fernsehgesellschaft) (“SRG”), the main provider of public television and radio broadcasting in Switzerland.
Swisscom Broadcast provides its services to SRG on freely negotiated commercial terms under a long-term contract with SRG that was terminated effective December 31, 2006. In March 2005, Swisscom Broadcast agreed on a new long-term contract with SRG that became effective at the beginning of 2007 and will run at least until the end of 2010. In 2006, Swisscom Broadcast was paid approximately CHF 110 million to broadcast SRG programs.
Swisscom Broadcast acquired Tele Rätia AG in December 2004, a company providing terrestrial retail TV services. By the end of 2006, Tele Rätia had largely completed the roll-out of a new digital video broadcasting terrestrial (“DVB-T”) program offering, which was developed jointly with Swisscom Broadcast. Tele Rätia AG merged into Swisscom Broadcast AG effective June 30, 2006.
In 2006, Swisscom Broadcast began testing the DVB-H digital transmission standard (Digital Video Broadcasting Handheld), along with Swisscom Mobile and other mobile telecommunications companies. DVB-H is based on radio broadcasting technology and provides mobile users with TV reception on handheld devices.
As a result of the increasing migration from analog to digital broadcasting signals, Swisscom Broadcast expects future growth to come from the introduction of the DVB-H digital transmission standards.
On December 18, 2002, the Federal Council presented the Swiss Parliament a draft of a revised radio and television law. After extensive consultations, the amended law was adopted by the Swiss Parliament on March 24, 2006. According to the new law, certain obligations will be imposed on providers of multiplexing devices used to broadcast signals, requiring them to provide other broadcasters with access to these devices so that they can deliver their own broadcasting signals to the public. In addition, operators of transmission and broadcasting networks will have to offer their services on a non-discriminatory basis to all broadcasting companies. The new law entered into effect on April 1, 2007. As Swisscom Broadcast is already in full compliance with this new law, it will not affect Swisscom Broadcast’s business.
Antenna Hungária Group
In 2006, Swisscom completed its acquisition of the Hungarian broadcasting network operator, Antenna Hungária. Antenna Hungária provides both analog and digital terrestrial and satellite program transmission. Antenna Hungária’s business communication services include managed leased-line, LAN, voice-data integration, Internet, VPN, VoIP and VSAT services through the country-wide microwave network (2,805 end points for managed lease lines; 2,799 end points for VSAT). Antenna Hungária also provides field maintenance services to other telecom network operators. Antenna Hungária is currently running a digital broadcasting trial in two areas and plans to develop new skills and capabilities to successfully expand into the residential market (DVB-H and DVB-T private) when the necessary frequencies become available. Swisscom intends to contribute its knowledge of digital broadcasting to promote the growth of digital television service in Hungary.
Due to Hungary’s entry into the EU in 2004, it is expected that Hungary’s regulations will be aligned with EU requirements. Currently, only analog services are regulated in Hungary. New legislation is due to be introduced in the course of 2007 that will include obligations relating to (i) access and interconnection, (ii) transparency, (iii) non-discrimination and (iv) cost orientation and price control. This draft regulation will not automatically be applicable in the digital market. It is currently unclear when the regulations will enter into effect and what impact they may have on Antenna Hungária’s business.
Accarda Group
The Accarda Group comprises the business activities of Billag AG, Accarda AG and Medipa Abrechnungskasse AG.
Accarda AG provides customer loyalty card processing and billing services in the private sector. These loyalty cards are branded by third parties, where they act as issuer, or else are co-branded with Accarda AG, where Accarda AG acts as the issuer. Accarda AG either acts as issuer, assuming the full financing risk, or as processor, in which case the risk is assumed by the third party issuer. Accarda AG also offers a factoring service whereby outstanding accounts receivable are acquired from the third party issuer. Accarda AG also provides debt collection services to Swisscom Group companies and to third parties.
Medipa Abrechnungskasse AG is a leading service provider in Switzerland’s medical billing industry, providing doctors’ practices, hospitals and health insurance companies with electronic billing services and debtor management.
Billag AG provides billing services to the public sector as part of an agreement to collect radio and television reception fees for the Swiss Broadcasting Corporation (SRG). The current agreement was due to expire at the end of 2007, but after a recent bidding process, the Federal Department of Environment, Transport, Energy and Communications (UVEK) extended the agreement to 2014.

Hospitality Services Group
In 2006, Swisscom Eurospot changed its name to Hospitality Services. Swisscom Hospitality Services is a global provider of ICT services (Information and Communication Technology) to hotels and their guests across Europe and North America (excluding Switzerland, where the market is served by Swisscom Mobile). The Hospitality Services Group operates its network in premium hotels, spanning more than 2,350 properties in 16 countries and providing approximately 220,000 hotel rooms with communication services. Additionally, the Hospitality Services Group supports over 8,500 events globally.
In June 2006, the Hospitality Services Group acquired and integrated the U.S.-based Core Communications Corporation in order to strengthen its position in the European conference services market. Hospitality Services North America Corp. (formerly Core Communications) is recognized as an innovative leader in ICT services for the meetings and events industry and supports medium and large events in conference centers and business hotels throughout North America.
During 2006, the Hospitality Services Group continued to strengthen its customer relationships, focusing on product line diversification as well as service excellence. In order to better meet customer expectations, an expanded product portfolio was introduced in the fall of 2006.
Corporate
The Corporate segment encompasses Swisscom’s headquarter functions, group-company shared services, the real-estate company Swisscom Immobilien AG (“SIMAG”) and its social plan programs (PersPec and Worklink). For a description of PersPec and Worklink, see “Item 6: Directors, Senior Management and Employees – Employees – Workforce Deployment and Productivity Improvement”.
SIMAG
SIMAG manages Swisscom’s portfolio of real estate properties, some of which it leases to other group companies and, to a limited extent, to third parties. In addition, it provides facility management services, such as energy purchasing, and security and cleaning, to third parties and other Swisscom group companies. SIMAG has further expanded its service portfolio to include fleet and business travel management for the Swisscom Group, which it took over from headquarters in 2005. For more information on Swisscom’s real estate, see “– Property, Plant and Equipment”.
Other Participations
Cinetrade
On April 8, 2005 Swisscom acquired a 49 % stake in CT Cinetrade AG, a Swiss media company whose activities include a movie theater chain, a pay-TV channel, video and DVD film rights and which has extensive experience managing media content and related rights. Cinetrade’s current license (“Veranstalterkonzession”) for the pay TV channel was recently renewed and is valid until May 31, 2013.
The Competition Commission has approved Swisscom’s participation in CT Cinetrade AG from a market point of view. Should Swisscom decide to exercise its option to acquire a majority stake in this company, certain issues regarding the Swiss constitutional law of media independence and the Swiss Confederation’s majority interest in Swisscom would have to be examined by regulatory authorities.
In 2006, Swisscom paid an amount of CHF 19 million for services purchased from Cinetrade; no revenues were generated from transactions with Cinetrade.
Belgacom International Carrier Services
The international wholesale business is characterized by low margins due to overcapacity and strong competition. Effective July 1, 2005, Swisscom and Belgacom, the leading telecommunications company in Belgium, formed a new joint venture company, named Belgacom International Carrier Services (BICS), combining their international wholesale activities. As part of the transaction (the “Belgacom transaction”), Swisscom received a 28% interest in the joint venture in exchange for its international wholesale business and international network, valued at CHF 36 million. To protect its interests, Swisscom was granted extensive veto rights on decisions by the board of directors.

In 2006, Swisscom generated revenue with BICS in the amount of CHF 127 million and paid CHF 192 million for services purchased from BICS. Revenues and expenses derived from transactions with BICS relate primarily to incoming and outgoing international voice traffic.
Divestments/Discontinued Operations
debitel
As of December 31, 2003, Swisscom owned 93% of debitel AG, which it had acquired in a series of transactions in 1999 and 2001. debitel is a network-independent mobile communications service provider in Europe.
On June 8, 2004, Swisscom sold its 95% stake in debitel, including 2% it had acquired from Electronic Partner in connection with this transaction, in a leveraged buyout by funds advised by the private equity firm Permira (Permira Funds), for a purchase price of EUR 640 million (equity value). The purchase price paid in cash amounted to EUR 430 million. The remainder was financed by Swisscom through the conversion of existing intercompany loans in the amount of EUR 210 million into two vendor loan notes of EUR 105 million each, assumed by debitel Konzernfinanzierungs GmbH, an indirect 100% owned subsidiary of the entity acquired by Permira Funds in the transaction. Consideration from the sale, including the vendor loan notes, was recorded at fair value upon completion of the transaction.
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
In connection with the transaction, Swisscom agreed to indemnify the purchaser for any breach of the representations and warranties made by it in the purchase agreement and for certain liabilities, including tax liabilities, of debitel. In 2005, debitel became the subject of a tax audit and Swisscom recorded a CHF 50 million provision for its potential liability under the indemnification. In 2006, the tax audit concluded and resulted in a CHF 14 million tax liability, of which CHF 8 million was paid in 2006. The remaining CHF 36 million of the provision was reversed in 2006. As a result of the sale, debitel is treated in Swisscom’s consolidated financial statements as a discontinued operation. Prior years have been restated to facilitate comparison. For further information, see Note 37 to the consolidated financial statements.
Networks and Technology
Overview
Swisscom owns and operates a number of fixed and mobile telecommunications networks to support its diverse range of products and services. Swisscom’s fixed-line network and almost all of its data networks are managed by Fixnet. Swisscom’s mobile networks are the direct responsibility of Mobile. For more information on Swisscom’s technical equipment relating to its networks, see “– Property, Plant and Equipment”.
Reduction of network complexity and cost optimization have been central aspects of Swisscom’s network strategy in the past. This strategy was accompanied by a rigorous investment policy focusing Swisscom’s resources on developing and enhancing strategic growth platforms for broadband and IP technologies.
In 2006, Swisscom took further steps toward implementing its triple play strategy and all-IP network concept. The rollout of VDSL, the technological successor to ADSL technology, became the focus of development activity on the fixed network. As a result, Swisscom’s capital expenditures related to its fixed network totaled CHF 457 million in 2006.
With respect to its mobile network, Swisscom continues to make significant investments in infrastructure in order to maintain high service quality, enable new services, increase broadband coverage and increase capacity. In 2006, Swisscom’s capital expenditures related to its mobile network totaled CHF 199 million.

Fixed-Line Networks
Swisscom operates a highly sophisticated PSTN/ISDN network, principally for the provision of public voice telephony, several data networks and a continuously enhanced broadband and IP network that carries Internet, voice over IP and TV traffic. These networks are supported by Swisscom’s access networks and its extensive national transmission infrastructure.
In keeping up with the general trend toward IP-based networks and services, Swisscom continues to upgrade and optimize its broadband and IP capabilities. In 2006, the entire IP network was upgraded to the next generation of high capacity routers, which included the installment of Ethernet access rings and IP-based VDSL components (so-called digital subscriber line access multiplexer (DSLAM)). On the other hand, the legacy data networks such as frame relay and asynchronous transfer mode (ATM) were scaled down and phased out at the end of February 2007.
The following table shows data relating to Swisscom’s fixed-line network as of the dates indicated.

	Year Ended December 31,
	2006	2005	2004

xDSL Ports (in thousands)	1,471	1,176	849
Transit exchanges	30	30	30
Local exchanges	1,439	1,428	1,408
Kilometers of fiber optic cable	34,300	32,500	31,500
Access Networks. Swisscom’s access network is divided into 923 individual access networks.
The local loops which connect customers to Swisscom’s local exchanges use a variety of technologies, including radio and copper and fiber optic cables. Since the launch of Swisscom’s triple play strategy the amount of fiber optic cable in the access network has significantly increased. In addition, the roll-out of VDSL technology also resulted in more fiber in the access network since it requires closer proximity of active network elements to customer locations.
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
Swisscom’s current service offering provides speeds of up to 6 Mbit/s (downstream) and Swisscom currently has the ability to offer xDSL bandwidth of up to 4 Mbit/s (downstream) to approximately 80% of Swiss households. xDSL is increasingly complemented by VDSL technology, which allows far higher speeds. In 2006, Swisscom completed the first phase of its VDSL infrastructure deployment and is now able to offer VDSL to over 25% of Swiss households at speeds of up to 30 Mbit/s downstream and 6 Mbit/s upstream. This allows transmission of several standard definition TV streams or at least two high definition TV streams in parallel to high speed Internet access and voice over IP. Currently, VDSL connections are only available to customers choosing IP-TV (Bluewin TV) service, but Swisscom also plans to start offering VDSL connections to Internet-only users in the course of 2007.
In March 2006, the Swiss Parliament adopted amendments to the Telecommunications Act, which entered into effect on April 1, 2007. These amendments require Swisscom to unbundle the local loop and the local subloop. Unbundling requirements are restricted to copper lines only, i.e. fiber cables are not included. Swiss legislation carefully chose this stance not to deter investment into new network infrastructure, in particular fiber. Swisscom welcomed this position and is currently taking the necessary measures in order to prepare for copper based unbundling.
Starting January 1, 2008, the new Universal Service obligation will require the provision of broadband Internet access. Swisscom intends to fulfill its broadband service obligations by deploying alternative technologies such as WiMAX and satellite transmission in addition to xDSL.
Transmission Infrastructure. Swisscom’s domestic interexchange transmission system is 100% digital and, as of December 31, 2006, consisted of approximately 34,300 kilometers of fiber optic cable representing 1,002,000 kilometers of individual optical fibers. Capable of operating at speeds of up to 10 Gbit/s, fiber optic cable vastly exceeds the capacity of traditional copper cable or radio links. All of Swisscom’s exchanges have been connected with fiber optics.
Swisscom’s core network contains a synchronous digital hierarchy (SDH) transmission system and its regional network has SDH self-healing rings in selected areas. SDH is a transmission standard for networks that use fiber optics, which allows for a simpler and more easily managed network with enhanced reliability.
In addition to its “classic” SDH networks, in 2006 Swisscom continued to build out regional Ethernet rings that are used to deliver Ethernet service to business customers as well as to connect the VDSL equipment deployed close to the customers’ homes. The regional rollout of Ethernet rings has been completed in 2006, but capacity is expected to be added in the coming years, depending on bandwidth usage and customer demand.
PSTN/ISDN Network. Swisscom’s domestic network connects virtually all Swiss homes and the vast majority of Swiss businesses, with traffic routed, as of December 31, 2006, through 1,439 local exchanges and 30 transit exchanges. These switches are connected by Swisscom’s transmission infrastructure.
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
The PSTN/ISDN network is expected to be kept in service at least until 2010, but will no longer be enhanced or upgraded. Swisscom’s focus will be to build a common IP-based voice and multimedia platform of Swisscom Fixnet and Swisscom Mobile in order to offer fixed VoIP, mobile IP and, most importantly, convergent services combining fixed-line as well as mobile services.
Data and IP Networks. Swisscom owns leased line networks used for managed and unmanaged services and a number of switched data networks used for packet switched (X.25), frame relay and ATM data transmission services. These platforms will be phased out in the course of 2007 reflecting the growing trend towards IP-based networks and services.
The platforms used for the provision of leased lines and managed bandwidth services include a dedicated multiplexing platform which allows transmission speeds ranging from 64 kbit/s up to 2 Mbit/s. Swisscom’s SDH platform supports managed and unmanaged services starting at 2 Mbit/s and ranging up to 155 Mbit/s and in some cases even up to 622 Mbit/s. The newly built Ethernet platform can deliver speeds up to 10 Gbit/s.
Mobile Telecommunications Network
Swisscom currently operates one national mobile telephony network, capable of providing service to over 99% of the populated areas in Switzerland. Swisscom’s current mobile network is a digital mobile dual band network, based on the international GSM standard that operates at both 900 MHz and 1800 MHz. Swisscom currently operates 13.6 MHz in the 900 MHz band and 12.4 MHz in the 1800 MHz band. The Federal Communications Commission (“ComCom”) recently decided that it will renew Swisscom’s GSM license when it expires in 2008. In exchange, Swisscom will be required to abandon use of certain 900 MHz frequencies in exchange for gaining certain 1800 MHz frequencies. Swisscom also operates a third generation, high bandwidth UMTS mobile radio system using 20 MHz in the 2.1 GHz band. The state of the art network architecture allows Swisscom to extend its network in a very flexible, market driven and cost optimized way.
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

The following table shows data relating to Swisscom’s mobile network as of the dates indicated.

	As of December 31,
	2006	2005	2004

Base Transceiver Stations	5,627	5,551	5,481
Base Stations UMTS (Node B)	1,781	1,609	1,308
Base Station Controllers	43	43	43
Mobile Switching Centers	31	31	32
Radio Network Controller	17	17	16
The design of the core network allows for the efficient integration of new technologies such as GPRS, EDGE, UMTS and HSDPA.
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
UMTS. In 2000, Swisscom was awarded one of four universal mobile telecommunication system (UMTS) licenses auctioned in Switzerland, for which it paid CHF 50 million. The license took effect on January 1, 2002 and will be valid for 15 years. Swisscom received one Frequency Division Duplex Channel and one Time Division Duplex Channel in the allocated Frequency Band of 2.1 GHz. UMTS is a third generation mobile radio system that creates additional mobile radio capacity and enables broadband media applications while also providing high speed Internet access. Swisscom launched its UMTS service in 2004. As of December 2006, Swisscom had installed 1,781 UMTS base transceiver stations (Node B), ensuring population coverage of approximately 90%. Swisscom has fulfilled all of the requirements set forth in the terms of the UMTS license.
Swisscom is investing in its mobile network to upgrade its existing network, and to further extend the coverage of UMTS. Swisscom expects to make significant additional investments over the next several years in connection with the continued build-out of its UMTS network. To provide customers with enhanced services, Swisscom enabled high-speed downlink packet access (HSDPA) in selected densely populated urban areas in 2006. HSDPA is a packet-based data service with a theoretical downlink data transmission rate of up to 8-10 Mbps over a 5MHz bandwidth.
PWLAN. Swisscom offers a public wireless LAN (PWLAN) service in Switzerland through Swisscom Mobile and across Europe and North America through Hospitality Services. For more information, see ” – Mobile” and “ – Other – Hospitality Services”. PWLAN provides complementary wireless broadband Internet access through gateways connected to a fixed-line network. Swisscom intends to further expand its PWLAN network in 2007.
WiMAX. In 2006, Swisscom Mobile was awarded the first WiMAX license in Switzerland. WiMAX is an acronym for Worldwide Interoperability for Microwave Access and refers to broadband wireless networks based on a common standard, which ensures compatibility and interoperability between broadband wireless access equipment. In April 2007 Swisscom started a field trial using the WiMAX communications standard in the community of Boltigen (Canton of Berne). This will be the first test of the new technology since receiving the Broadband Wireless Access licence in 2006.
Broadcasting Networks
Swisscom Broadcast operates a terrestrial broadcasting network, including a wireless backbone. The network components are installed throughout Switzerland on over 500 towers, which are owned by Swisscom Broadcast. Eleven sites are located outside Switzerland in the border regions of neighboring countries. Swisscom Broadcast’s broadcasting network serves as a feeder network and as a distribution network by gathering signals from their sources (e.g., radio and TV studios) and feeding them to radio and television transmitters, which then distribute the programs to individual households. Swisscom Broadcast’s feeder network for gathering and transmitting signals uses both microwave and fiber-optic ATM networks ensuring coverage on a redundant basis. The microwave part of the feeder network is also used to feed TV programs from neighboring countries to local cable network operators. Swisscom Broadcast operates approximately 800 FM radio transmitters, over 1,000 analog and digital TV transmitters and approximately 30 digital audio broadcasting transmitters. In addition, Swisscom Broadcast operates approximately 60% of the transmitters used by private broadcasters in Switzerland.
As a result of the increasing migration from analog to digital broadcasting signals, Swisscom Broadcast plans to dismantle its analog infrastructure. Digital broadcasting requires fewer broadcast sites, as it provides better coverage than the analog equivalent.
Antenna Hungária operates a terrestrial broadcasting network with more than 200 towers throughout Hungary. Antenna Hungária operates approximately 118 FM radio transmitters and 44 analog TV transmitters, and 213 relay stations. Antenna Hungária’s broadcasting network serves as a feeder network and as a distribution network by gathering signals from their sources (e.g., radio and TV studios) and feeding them to radio and television transmitters. The feeder network for gathering and transmitting signals uses both microwave and fiber-optic networks. The telecommunications network consists of a ring-protected national microwave SDH backbone connecting transmitter stations nationwide, and a fiber optical network in Budapest. The access network is built by point-to-point and point-to-multipoint microwave links, VSAT and leased wireline connections from other operators.
Antenna Hungária’s nationwide TV networks provide 86% and 96% of the population with access to commercial and public TV content, respectively. Antenna Hungária’s nationwide commercial and public radio network covers between 60% and 100% of the population.
Property, Plant and Equipment
Real Estate Property
As of December 31, 2006, Swisscom had real estate property with an aggregate net book value of CHF 808 million. Of this amount, CHF 437 million relates to property that Swisscom uses under the leaseback contracts described below and in Note 22 to the consolidated financial statements. Such property was not subject to any mortgages or other security interests as of December 31, 2006. Substantially all of Swisscom’s properties are used for telecommunications installations, research centers, service outlets and offices.
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
Over the last few years, Swisscom implemented a strategy to steadily reduce its real estate management costs. This strategy included the outsourcing of certain real estate management functions, especially cleaning and maintenance. From 2004 to 2006, Swisscom carried out a program aimed at optimizing workplace infrastructure by moving employees to main buildings and reducing the office space allocated per employee. These measures allowed Swisscom to terminate various leaseback contracts as of March 31, 2006, which resulted in reduced rental and facility management costs.
Technical Equipment
As of December 31, 2006, Swisscom carried assets on its balance sheet that primarily related to its network infrastructure in the amount of CHF 3,634 million. Of this amount, CHF 21 million relates to technical equipment for which Swisscom has entered into sale and leaseback contracts. For more information, see Note 22 to the consolidated financial statements.

Research and Development
Swisscom’s central research and development expenses (not including software development costs) amounted to CHF 34 million in 2006 and CHF 39 million in both 2005 and 2004.
Swisscom believes that continued research and development activities enhance its competitiveness. Swisscom continues to focus its research and development efforts on three main areas: (1) extending its range of communication services by exploiting the increasing convergence of fixed-line telecommunication, mobile telecommunication, information and entertainment technologies; (2) enhancing the quality of service and customer care; and (3) exploring network technologies to enable new services as well as to achieve cost efficiencies.
Furthermore, in line with its TIME strategy, Swisscom has decided to address and adapt to changing market needs. As of 2007, specific emphasis will be placed on selected strategic topics relevant to the Swisscom Group as a whole in order to broaden existing (convergence) and establish new (TIME) business segments.
There are continuous efforts to explore and develop new opportunities, with special emphasis being placed on: (1) advanced communication and information services that seamlessly integrate a wide range of networks, applications and devices using state-of-the-art technologies such as Voice over IP, web technologies, voice-controlled interactions and intelligent network technologies, (2) multimedia information and entertainment services provided via broadband through various access networks and terminals, focusing in particular on mobile entertainment and quadruple play (fixed and mobile voice, broadband and TV), (3) emerging network technologies enabling fixed and mobile broadband services, including home-networking applications, (4) current software technology trends and their impact on the efficiency of creating new services, on the quality of service and on managing communication security, (5) the analysis of emerging business models enabling innovation with customers and external parties as well as rapid prototyping, and (6) electromagnetic compatibility and perceived health issues arising from existing and emerging service delivery technologies.
Moreover, Swisscom continues to explore strategies and the use of technology to increase customer satisfaction and customers’ use of new services. In particular, Swisscom takes into account social and socio-economic trends, diffusion and adoption of telecommunication services, management of customer expectations and new marketing approaches, and applies usability testing in order to optimize the design of user interfaces.
Swisscom is able to respond quickly to promising new technologies with high business potential by developing them as so-called “Innovation Ventures.” In 2006, two exploration projects were developed and turned into successful start-ups: Swisscom Auto-ID Services (RFID services) and CoComment (Web 2.0 application for blogs).
Swisscom monitors, on a continuous basis, the consortia that develop technologies and applications that serve as industry-wide standards, such as the Global System for Mobile Communications (GSM) Association, the 3rd Generation Partnership Project (3GPP) Consortium (UMTS services and beyond), the Open Mobile Alliance (OMA, interoperable mobile service enablers), the Moving Picture Experts Group (MPEG, making video signals suitable for transmission at lower bandwidths), the Liberty Alliance (virtual identity management and authentication services), the Digital Living Network Alliance (DLNA, home-networking applications) as well as groups dealing with the NGN (Next Generation Networks) development, including migration to VoIP. In addition, Swisscom participates in a number of international organizations, e.g., the Home Gateway Initiative (HGI), the Wi-Mesh Alliance (IEEE 802.11s), the Wireless World Research Forum (WWRF) and “Fireworks”, the group of telecommunication operators which jointly monitor standardization activities in order to pursue their common interests.
Swisscom pursues a number of research initiatives with industrial partners, universities, institutes and other research labs. Under these initiatives, Swisscom and its partners cooperate in carrying out joint projects and by sharing research and development results. Various research projects are funded by the European Commission’s Sixth Framework Programme, for example IST-OBAN (Information Societies Technologies – Open Broadband Access Networks) and IST-WIP (Information Societies Technologies – All Wireless Network Architecture).
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
In March 2003, the Federal Council adopted significant amendments to the Telecommunications Ordinance (Verordnung über Fernmeldedienste), which is the principal ordinance on telecommunications services. Based on a decision issued by the Federal Court in November 2004, however, these amendments were not applicable at that time on the grounds that the Telecommunications Act, in the form then in effect, did not provide a sufficient legal basis for such amendments.
In March 2006, the Swiss Parliament adopted amendments to the Telecommunications Act which entered into effect on April 1, 2007. These amendments were intended to bring the Swiss telecommunications regulatory regime in line with regulatory developments in the EU and were also designed to reflect some of the amendments to the Telecommunications Ordinance. Under the revised Telecommunications Act, Swisscom is required to offer, among other things, unbundled access to its local loop in the form of full access on a cost-oriented basis as well as access rebilling. Unbundling of the local loop requires market-dominant providers to also offer bitstream access to other providers for four years on a cost-oriented basis. Such access must be available at the main distributor frame and is limited to the market-dominant provider’s copper network. Competitors will not be entitled to use Swisscom’s fiber optic lines. These amendments are generally expected to cause competition to increase.
On September 13, 2006, the Federal Council defined the scope of the new Universal Service obligation, which will apply for a ten-year period beginning on January 1, 2008 when the existing Universal Service license held by Swisscom will expire. The new Universal Service license requires the provision of broadband access services and additional services for people with disabilities, but omits directory information and call-forwarding services.
The Telecommunications Act is intended to ensure that (1) reliable universal service is provided at affordable prices to the entire population of Switzerland; (2) telecommunications traffic is free from interference and respects personal and intellectual property rights; and (3) effective competition in the provision of telecommunications services is allowed to develop. Important features of the current regulatory framework include:
•	Open Competition Subject to Licensing and Notification Requirements. A basic principle of the Telecommunications Act is to permit open competition in telecommunications services, subject to licensing and notification requirements. Until recently, most providers of telecommunication services, independent operators of significant telecommunications transmission installations and anyone who wished to make use of radiocommunication frequencies was required to obtain a license from the regulatory authority. Anyone meeting the conditions for a license application was entitled to receive a license, subject to frequency availability in the case of licenses to use radiocommunication frequencies. By the end of 2006, more than 500 operators had been licensed or registered under this requirement.
The amended Telecommunications Act, which entered into effect on April 1, 2007, no longer requires anyone who provides telecommunication services and independently operates a significant telecommunications transmission installation to obtain a license. Nonetheless, anyone who provides telecommunications services must notify the Federal Office for Communication (Bundesamt für Kommunikation, BAKOM) (“OfCom”) and licenses are still required for users of the radio frequency spectrum and for operators with Universal Service obligations.
•	Swisscom to Provide Universal Service until at least December 31, 2007. As a transition measure under the Telecommunications Act, Swisscom was initially required to provide Universal Service throughout Switzerland until December 31, 2002. In June 2002, ComCom renewed Swisscom’s Universal Service license for a five year term. ComCom opened the tender for the new Universal

Service license in October 2006 and Swisscom was the only applicant. The new license will apply for 10 years following the expiration of Swisscom’s current Universal Service license in December 2007. The new Universal Service license is expected to be awarded by the end of June 2007 at the latest. As it has done in the past, Swisscom renounced the right to receive contributions from other telecommunications service providers from 2008-2012 for providing Universal Service. However, Swisscom reserves the right to request such contribution for the period following 2012.

•	Price Ceilings on Universal Service. According to the Telecommunications Ordinance and under the terms of its Universal Service license, Swisscom may not increase the prices charged for certain specified Universal Services above the price ceiling for each such service set forth in the regulatory ordinance. With effect from January 1, 2003, ISDN has been included in Universal Service and the provision of ISDN access is subject to a price ceiling. The price ceilings do not restrict Swisscom from offering lower prices or selective discounts in connection with tailored service packages or to particular customer segments. The new Universal Service obligation will include broadband internet access, which must be offered together with basic access at a price of no more than CHF 69 (excluding VAT). Telephone calls within Switzerland in the fixed network will be subject to a price ceiling of CHF 0.075 per minute (excluding VAT), which corresponds to Swisscom Fixnet’s current peak rates for domestic fixed-fixed network calls.

•	A Market-Dominant Service Provider Must Allow Interconnection to its Network. A tele-communications service provider that is dominant in a particular market must allow interconnection to its installations and services by other service providers on a non-discriminatory basis, and in particular may not put other service providers in a worse position than its internal departments or affiliates. The Telecommunications Act and ordinances require a market-dominant service provider to publish a standard offer of interconnection services, and contemplates that the market-dominant provider and those providers seeking interconnection will reach negotiated interconnection agreements. Otherwise, the regulatory authority is empowered to determine interconnection conditions.

•	Interconnection Prices. In any market where an operator is deemed to be dominant, it must set its prices for the relevant interconnection service in a transparent and cost-oriented manner. Since January 1, 2000, such prices have had to be based on the long-run incremental cost of providing the interconnection service, which may include an appropriate return on capital employed.

•	Carrier Selection. In order to promote competition in national and international telephony services, public fixed-line telephony service providers are required to provide their users with the ability to select their desired national and international service providers on both a call-by-call basis (by dialing a five-digit prefix number), known as “easy access”, and a pre-selection basis for all calls (subject to call-by-call override), known as “equal access”. Mobile telephony service providers are currently required to provide their users with the ability to select their desired international service provider on an easy access basis only. Public telephony service providers offering Voice over IP are required to provide their customers with the ability to select their desired national and international service providers on a call-by-call basis.

•	Number Portability. Under “number portability”, public fixed-line telephony service providers, mobile telephony service providers and providers of certain services such as toll-free numbers must allow customers who switch to another service provider within the same category of service to retain the same telephone number. The cost of implementing number portability is borne by each service provider. The original service provider may charge a fee to the new service provider to cover the direct administrative costs of connection for a particular customer change.
Important features of the amendments to the Telecommunications Act that entered into force on April 1, 2007 include:
•	Unbundling of the Local Loop and Other Access Regulation. Market-dominant service providers are required to offer full access to the unbundled local loop and the local subloop (but only with respect to copper lines), bitstream access for a limited period of four years (also limited to copper lines), access to ducts, access to leased lines and access rebilling on a cost-oriented basis.

•	Elimination of Licensing Requirement to Reduce Barriers to Entry. The former requirement that telecommunications service providers obtain a license to provide most services was eliminated by the amendments to the Telecommunications Act.

The Telecommunications Act sets forth an overall regulatory framework and provides for the promulgation of ordinances establishing more detailed rules. The Federal Council has issued a number of ordinances, the most important of which is the Telecommunications Ordinance (Verordnung über Fernmeldedienste), which covers licensing conditions and procedures, universal service requirements (including price ceilings), usage of public lands, interconnection, telecommunications confidentiality and privacy requirements, services in extraordinary circumstances such as civil defense and other matters. The Federal Council has also issued the Frequency Management and Radio Licenses Ordinance (Verordnung über Frequenzmanagement und Funkkonzessionen), as well as ordinances concerning signal protocols and numbering systems, telecommunications installations and fees. ComCom has issued an ordinance under the Telecommunications Act specifying requirements for number portability and carrier selection. OfCom and the Department of Environment Transport, Energy and Communication (Eidgenössisches Departement für Umwelt, Verkehr Energie und Kommunikation) (“UVEK”) have also issued ordinances under the Act.
Many important matters of regulatory policy were not resolved by the Telecommunications Act, having been left to the legislative bodies and regulatory agencies responsible for the promulgation of such ordinances. As has occurred in other countries, legal challenges to the application of the Telecommunications Act and the interpretation of the ordinances promulgated thereunder have arisen and may continue to arise. While amendments to the Telecommunications Act have to be approved by the Parliament and therefore take considerable time, ordinances can be amended quite quickly. As a result of the amendments to the Telecommunications Act, the ordinances mentioned above also had to be amended. The necessary amendments to the ordinances entered into effect simultaneously with the amendments to the Telecommunications Act on April 1, 2007.
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
OfCom was created by the Swiss Telecommunications Act of 1992, which separated the principal regulatory functions of Swiss Telecom PTT from its commercial operations and transferred those regulatory functions to OfCom, whose senior officers are appointed by the Federal Council. Under the Telecommunications Act, all residual regulatory functions of Swiss Telecom PTT were transferred to OfCom. OfCom’s duties include supervising compliance by license holders with the Telecommunications Act and the ordinances thereunder, as well as with the terms and conditions of their respective licenses, proposing interconnection terms to ComCom for approval in cases where the parties fail to agree on interconnection terms, managing the radiocommunications spectrum, managing signal protocols and numbering systems, and issuing certain technical and administrative regulations. OfCom’s responsibilities also include proposing the text of any amendments to the ordinances for approval by the Federal Council, UVEK or ComCom, as the case may be. Decisions made by OfCom may be appealed in the first instance before the Swiss Federal Administrative Court (Bundesverwaltungsgericht) and in the second instance before the Swiss Federal Supreme Court. OfCom also represents Switzerland in specific international bodies. In order to separate the role of the Confederation as shareholder from its role as regulator, the Telecommunications Act created ComCom as a fully independent regulatory agency, and provided that ComCom would have responsibility for all matters affecting the development of competition in the telecommunications market. ComCom acts as the exclusive licensing authority under the Telecommunications Act, rules on the terms of interconnection in cases where the parties are unable to reach agreement, has the power to obligate a license holder to provide Universal Service if the request for tenders fails to result in adequate Universal Service coverage, and approves the national radiocommunications frequency allocation plan and national numbering plans. The Telecommunications Act allows ComCom to delegate responsibility for certain tasks to OfCom. ComCom has delegated responsibility for granting all licenses to be granted without bidding procedures to OfCom. OfCom must take direction from ComCom, which cannot be overruled by UVEK or the Federal Council in respect of any matter falling within the sphere of its regulatory authority. The members of ComCom, who must be independent specialists, are appointed by the Federal Council to four-year terms. ComCom members may not be removed once appointed, but the Federal Council has the right to not renew the appointment of a member upon the expiration of his term. ComCom decisions may be appealed before the Swiss Federal Administrative Court.

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
Licensing and Notification Requirements
The amended Telecommunications Act no longer requires that anyone who provides telecommunication services and independently operates a significant telecommunications transmission installation obtain a license. Nonetheless, anyone who provides telecommunication services must notify OfCom, and licenses are still required for users of the radio frequency spectrum and for operators with Universal Service obligations.
Licenses for the use of radiocommunication frequencies are subject to availability, taking into account the national frequency allocation plan, and must not eliminate or constitute a serious obstacle to effective competition unless an exception can be justified on grounds of economic efficiency. In questions relating to effective competition, ComCom may consult with the Competition Commission. Radiocommunications licenses are normally granted on the basis of an open request for tenders if there are not enough frequencies to meet all applicants’ present and future needs. As discussed below under “Mobile Telecommunications”, in 1998 ComCom adopted a frequency allocation plan under which there were three national mobile telephony licenses, consisting of the mobile telephony license automatically granted to Swisscom pursuant to the Telecommunications Act and two licenses awarded through a competitive process based on designated criteria. In 2003, this frequency allocation plan was revised to cover two additional mobile telephony licenses, which were awarded to In&Phone and Tele2 in December 2003.
Under the Telecommunications Act, the regulatory authorities require the payment of administrative charges to cover their expenses. For 2006, Swisscom was required to pay charges of CHF 7 million, excluding fees relating to the broadband wireless access (BWA) license awarded to Swisscom Mobile through a public auction. The charges include license and administrative fees and fees for the use of radiocommunication frequencies and numbering/naming/addressing elements. Under the amendments to the Telecommunications Act which were recently adopted by the Swiss Parliament, ComCom will be entitled to levy certain additional charges.
Under the amended Telecommunications Act, a failure to abide by the terms of applicable law (including the Telecommunications Act, the ordinances thereunder and the terms of the license) may be sanctioned by OfCom or ComCom. Such sanctions may include the suspension, revocation or withdrawal of a license. In addition, to the extent that a provider of telecommunications services fails to comply with applicable law, the terms of its license or with a decision having the force of law, such service provider may be required to pay a monetary penalty equal to up to 10% of its average revenues realized in Switzerland during the previous three years.
Universal Service
One of the principal objectives of the Telecommunications Act is to ensure that affordable Universal Service is provided to all sections of the Swiss population. Under the Telecommunications Act transition provisions, Swisscom was initially required to provide Universal Service throughout Switzerland until December 31, 2002. In June 2002, ComCom renewed Swisscom’s Universal License for a five year term. When Swisscom submitted its bid for the 2002-2007 license, it renounced the right to receive contributions from other telecommunication service providers for providing Universal Service. ComCom opened the tender for the new Universal Service license (to apply for 10 years following the expiration of Swisscom’s current Universal Service license in December 2007) in October 2006 and Swisscom was the only applicant. The new Universal Service license is expected to be formally awarded by the end of June 2007 at the latest. As it has done in the past, Swisscom renounced the right to receive contributions from other telecommunications service providers from 2008-2012 for providing Universal Service. Competitors of Swisscom are free to offer some or all of the services included in Universal Service. However, Swisscom reserves the right to request such contribution for the period following 2012.
The Telecommunications Ordinance, as amended in October 2001, defined “Universal Service” as comprising the following services:
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
The Federal Council is authorized to periodically modify the services included under the Universal Service obligation in accordance with social and economic requirements and technological developments. Since January 1, 2003, Swisscom has been required to provide digital access, in addition to analog access, based on ISDN or its equivalent, capable of supporting two simultaneous connections and three different access numbers. On September 13, 2006, the Federal Council specified that the new Universal Service obligation includes the provision of broadband internet access and additional services for people with disabilities, but omits directory information and call-forwarding services. Providing broadband internet access to the entire Swiss population may require additional capital expenditures, but the requirement is neutral on the technology to be used and some exceptions are allowed. Swisscom’s current fixed-line broadband network covers more than 98% of the Swiss population.
Price Ceilings for Universal Service
The Telecommunications Act provides that the Federal Council is to periodically fix upper price limits for services that are within the scope of Universal Service. In periodically determining such tariff ceilings, the Federal Council is to strive to set tariffs that are not dependent on distance.
In the Telecommunications Ordinance, the Federal Council established price ceilings for specified Universal Services, effective January 1, 1998. In amending the Telecommunications Ordinance in October 2001, the Federal Council imposed new price ceilings for the services comprised within Universal Service, which took effect on January 1, 2003, including a price ceiling on ISDN access. In the case of PSTN access, the price ceiling was not changed. The conditions of the current Universal Service license are expected to remain in effect until the end of 2007, when existing price ceilings will be lowered when the new Universal Service license becomes effective in January 2008.

The following table sets forth the price ceilings (excluding VAT) which took effect on January 1, 2003:

Maximum charge activation	CHF 40.00
Basic Access Line Rental Charge – PSTN (per month)	CHF 23.45
Basic Access Line Rental Charge – ISDN (per month)	CHF 40.00
Public Payphone Additional Per Minute Charge	CHF 0.19	(1)

	Peak(2)	Off-peak(3)	Night(4)
National Traffic Tariffs (per minute charge)	CHF 0.11	CHF 0.09	CHF 0.06

(1)	Except calls to helplines 143 or 147 and to the transcription service for hearing-impaired persons, for which a per use charge of CHF 0.50 applies. Traffic charges for calls from public payphones must be the same as for calls from private homes.

(2)	Monday to Friday from 8:00 a.m. to 5:00 p.m.

(3)	Monday to Friday from 6:00 a.m. to 8:00 a.m., 5:00 p.m. to 10:00 p.m., as well as on Saturdays, Sundays and holidays from 6:00 a.m. to 10:00 p.m.

(4)	Daily from 10:00 p.m. to 6:00 a.m.
Separate price ceilings have been established for each Universal Service component. However, the Ordinance does not restrict Swisscom from offering lower prices or selective discounts in connection with tailored service packages or to particular customer segments.
The new Universal Service obligation that will apply starting January 1, 2008 will include broadband internet access, which must be offered together with basic access at a price of no more than CHF 69 (excluding VAT), which corresponds to Swisscom’s current prices. The new Universal Service obligation will also include a price ceiling of CHF 0.075 per minute (excluding VAT) for calls within Switzerland in the fixed-line network, which corresponds to Swisscom Fixnet’s current peak rates for domestic fixed-fixed calls.
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
The Telecommunications Ordinance requires that a market-dominant provider must include at least the following in its basic offering of interconnection services: (1) origination, termination and transit of all call services included within Universal Service; (2) call identification services, including identification of incoming connections, completed calls, uncompleted calls and similar services; (3) access to the 08xx value-added (toll-free and shared-toll) and 09xx premium rate value-added services; (4) adequate physical connection to the telecommunications installations of the providers seeking access as necessary to accomplish the services connection; and (5) access to any other services as to which the provider is market-dominant.

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
Following the introduction of LRIC, Swisscom substantially reduced its standard interconnection rates. Swisscom believes that its current interconnection rates are in line with the European average and represent a fair, transparent and consistent implementation of the applicable regulatory requirements. Swisscom expects to continue to reduce its interconnection charges from time to time as it realizes further cost savings through network optimization or improvements in efficiency. For information on legal proceedings relating to interconnection, see “Item 8: Financial Information – Legal Proceedings”. In addition to market-dominant telecommunications service providers, providers of universal services are also obligated to make a basic offering of interconnection to other service providers. Swisscom has developed a standard interconnection offer, which it markets to all service providers in the Swiss market eligible for interconnection under the Telecommunications Act. See “ – Fixnet – Wholesale Traffic”. As of December 31, 2006, Swisscom had concluded interconnection agreements with 32 operators. Interconnection agreements, except for confidential portions thereof, can be consulted by the public at the offices of OfCom.
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
In March 2003, the Federal Council adopted significant amendments to the Telecommunications Ordinance which entered into effect on April 1, 2003. Based on a decision issued by the Federal Court in November 2004, however, amendments relating to unbundling the local loop were not applicable at that time, on the grounds that the Telecommunications Act, in the form then in effect, did not provide a sufficient legal basis for such amendments.
In March 2006, the Swiss Parliament adopted amendments to the Telecommunications Act which entered into effect on April 1, 2007. These amendments were intended to bring the Swiss telecommunications regulatory regime in line with regulatory developments in the EU and reflect some of the amendments to the

Telecommunications Ordinance. Swisscom is required to offer, among other things, unbundled access to its local loop in the form of full access on a cost-oriented basis as well as access rebilling. Unbundling of the local loop in the form of full access allows competitors to offer access services to customers in Switzerland without having to build local loops of their own, although they still have to make significant investments in their own network infrastructure in order to connect to the local loop. Moreover, with access rebilling, competitors are able to bill customers directly for the access services provided by Swisscom. As a result, Swisscom’s competitors are able to offer their customers a full range of fixed-line services, including access, and their customers will receive a single bill covering all these services. Accordingly, competition in the access market is expected to increase and Swisscom may lose market share in the national and international calling markets.
Unbundling of the local loop requires market-dominant providers to also offer bitstream access to other providers for four years on a cost-oriented basis. Such access must be available at the main distributor frame and is limited to the market-dominant provider’s copper network. This requires Swisscom’s competitors to make significant upfront investments in their own network infrastructure in order to reach Swisscom’s main distributor frame for bitstream data traffic and to build their own access lines within four years or switch to full access. In addition, competitors are not entitled to use Swisscom’s fiber optic lines. Although Swisscom does not consider itself to be market dominant in the market of broadband access, and has never been found by the authorities to be market dominant in a legally binding proceeding, these amendments are generally expected to lead to significant price pressure.
Mobile Telecommunications
In connection with the opening of the mobile market to competition, ComCom has adopted a national frequency allocation plan under which there were to be a total of three national mobile GSM telephony licenses. One mobile telephony license was automatically granted to Swisscom pursuant to the Telecommunications Act.
ComCom awarded the two additional national mobile telephony licenses through a competitive process based on designated criteria in May 1998 to diAX (now TDC (Sunrise) Switzerland AG or “TDC (Sunrise)”) and Orange. diAx was granted the right to use frequencies in the 900 MHz and 1800 MHz bands and Orange the right to use frequencies in the 1800 MHz band. The three GSM licenses were initially effective for a ten-year period due to expire on May 31, 2008. As described below, however, ComCom recently decided that these licenses will be renewed.
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
In March 2007, ComCom decided that the GSM licenses of Swisscom, TDC (Sunrise) and Orange will be renewed for a further five years (i.e., until the end of 2013). In exchange for renewing the licenses, ComCom will require Swisscom and TDC (Sunrise) to concede use of certain 900 MHz frequencies to Orange in exchange for certain 1800 MHz frequencies.
On December 6, 2000, an auction for four UMTS licenses commenced with four operators participating. The UMTS licenses were sold for a total of CHF 205 million to Swisscom, dSpeed (a wholly owned subsidiary of TDC (Sunrise)), and Telefónica, each paying CHF 50 million, and Orange, paying CHF 55 million. Under the original terms of the UMTS license, each licensee was required to build out its network to achieve certain population coverage targets by specified dates that were later amended by ComCom. Swisscom achieved the coverage requirements more than 18 months ahead of the specified deadline.

While the Telecommunications Act opened the Swiss mobile telephony market to competition, mobile telephony in Switzerland has not yet been the subject of extensive regulation. However, developments in the EU and Switzerland could result in additional regulation in the future.
While Switzerland is not a member state of the EU and therefore is not subject to EU legislation, EU directives and implementing legislation in various EU countries have served as points of reference for the development of the Swiss regulatory regime. On July 12, 2006, the European Commission submitted a proposal for a regulation on public mobile network roaming within the Community that would impose price caps on roaming charges. As Switzerland is not member of the EU, this proposal does not have a direct effect on Swiss legislation and it is unclear if the Swiss Competition Authority or the Swiss Pricing Monitoring Authority (Preisüberwacher) intend to take similar measures in this area.
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
On March 22, 2007, ComCom adopted improved consumer protection measures that are intended to prevent carrier preselection being activated on a telephone line without the subscriber’s explicit consent. Consequently, it introduced stricter requirements for the procedures that need to be followed in order to change a consumer’s preselection to a new telephone service provider. For example, preselection applications, whether in writing or by telephone, must now include, among other things, a description of the services offered, confirmation that the applicant is actually the subscriber for the relevant connection and an authorization empowering the provider to arrange preselection on the subscriber’s connection.

Leased Lines
Under the Telecommunications Act and the Telecommunications Ordinance, a licensed telecommunications services provider could be required to provide leased lines at cost-oriented prices in a particular region if it is deemed market dominant in that region. To date, ComCom has not taken any action.
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

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion should be read in conjunction with Swisscom’s consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain significant respects from U.S. GAAP. For a reconciliation of the significant differences between IFRS and U.S. GAAP, see Note 43 to the consolidated financial statements.
Introduction
Swisscom is the principal telecommunications provider in Switzerland, offering a comprehensive range of products and services to residential and business customers. Swisscom’s core business is the provision of fixed-line and mobile telephony as well as data services. Fixed-line services are provided through the business segments Fixnet and Solutions, generating 43% and 11% of Swisscom’s total revenue in 2006, respectively. Mobile services are provided through the business segment Mobile, generating 37% of Swisscom’s total revenue in 2006. For a more detailed description of the services provided by each of these segments, see “Item 4: Information on the Company”.
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
Swisscom’s revenue and results of operations are and may be affected by a number of important factors, including:
Regulatory environment. Since the entry into force of the Telecommunications Act in 1998, the Swiss telecommunications market has been open to competition. The Telecommunications Act contains numerous provisions designed to facilitate competition, which primarily affect the traditional telecommunications services Swisscom offers. For example, under the Telecommunications Act, Swisscom is required to offer standard interconnection services on a cost-oriented basis. As a result, Swisscom has had to reduce its interconnection rates in recent years – by an average of 6% per year over the three year period under review. Swisscom expects further reductions in 2007. With interconnection rates declining, retail tariffs in the fixed-line business have come under pressure, which has negatively affected revenue. Swisscom has also experienced increased price pressure in the business customer segment of its mobile business and competition is expected to further increase after the entry of new mobile virtual network operators (“MVNO”).
A number of regulatory initiatives, that recently entered into force or are currently pending, are likely to further increase competition and put additional pressure on margins. Under amendments to the Telecommunications Act which entered into force on April 1, 2007, Swisscom is required to offer, among other things, unbundled access to its local loop on a cost-oriented basis in the form of full access as well as bitstream access for a limited period of four years in areas where it is considered to be market dominant. The adoption of these amendments is expected to facilitate competition in the access market and may cause Swisscom to lose additional market share in the national and international calling markets.
Furthermore, Swisscom’s mobile termination tariffs and roaming charges may become subject to regulation in the future. Regulation of mobile termination fees or roaming charges would have a significant impact on Swisscom’s mobile revenue and reduce margins and profitability.
Competition and pricing. Customer behaviour is influenced by economic development. Despite a moderate growth of the Swiss economy since 2003, the economic slowdown Switzerland experienced several years ago fostered customers’ price sensitivity making them more conscious of usage levels and tariffs. As a result, many of Swisscom’s fixed-line customers have been switching to newly introduced tariff plans, which have led to a decline in average tariffs. In the Mobile segment, the introduction of budget service packages, including those offered by new low-cost competitors, has led to a significant decline in the number of subscribers to higher priced services, effectively resulting in an overall reduction of the average revenue per user (ARPU). As competition in the low-cost market segment has increased, Swisscom Mobile has introduced new services with lower prices and limited features, which has further reduced ARPU. Pressure on prices is expected to remain high due to continuing strong competition, especially from cable network operators in the fixed-line business and from new low-cost network operators in the mobile business. To stimulate demand in its fixed-line and mobile businesses, Swisscom has introduced new services based on broadband technologies, in which Swisscom has made, and continues to make, substantial investments. Should the economy slow down again, however, customers may again become more reluctant to use higher priced services.
Customer needs and industry trends. Customer needs and industry trends are changing. The demand for convergent and interactive services is increasing, and communication has to be guaranteed irrespective of time or place. The importance of content, attractive applications and information management is rising, and technology is migrating to standardized IP platforms. This is opening up opportunities for Swisscom to develop attractive new convergent offerings. Thanks to its strong market position in several markets, Swisscom can create new added value for the customer with bundled offerings and drive forward into fields that are being transformed in related markets under the influence of digitization and broadband penetration. Swisscom is therefore looking to grow in the field of convergence and multimedia, in the Telecommunication, Information, Media and Entertainment (“TIME”) market. The aim is to offset the decline in the traditional business with revenues from new activities. The future business of successful telecommunications companies looks set to be very different from their current activities: by moving into the TIME market, Swisscom can respond to changing customer needs.
Technological developments. In recent years, the telecommunications industry has seen rapid technological developments that have resulted in a change in user patterns and given rise to new competitive challenges. Traditional telecommunication services, such as fixed-line services, are increasingly being replaced by mobile phones and other communication technologies, such as Voice over IP. The availability of alternative technologies capable of supporting telecommunications services is enabling competitors to provide services that substitute for Swisscom’s core services (fixed-line voice and data services and mobile telephony), which creates significant price pressure on Swisscom’s core business.
Personnel expenses. Personnel expenses make up a significant portion of Swisscom’s cost base. In order to improve productivity and reduce costs, Swisscom has implemented a workforce reduction program. During the three years under review, the program reduced Swisscom’s workforce by over 1,100 positions by eliminating positions or transferring them to Swisscom’s employment programs. While this program has resulted in a decrease in personnel expenses in Swisscom’s declining areas of its core business, the benefit has been muted by the fact that Swisscom has had to incur expenses associated with termination benefits for its outplacement program (PersPec) and incurs salary expenses relating to employees for the period in which they participate in its employment program (Worklink). Swisscom’s continued ability to implement staff reductions in the declining areas of its core business and to reduce personnel expenses will have a significant impact on its future profitability. In 2006, personnel expenses increased overall due to several small acquisitions and growth in certain areas of Swisscom’s business, which resulted in an increase in the total number of employees.
Capital expenditure and depreciation. Swisscom’s results are affected by the level of its depreciation expense, which in turn depends on the timing and level of its capital expenditures. Excluding depreciation expenses from companies acquired in 2006, Swisscom’s depreciation expenses declined during the periods under review. This was primarily due to declining depreciation in the Fixnet segment as a result of the increasing number of fully depreciated assets. This effect was only partially offset by minor increases in depreciation in other segments. In the medium term, Swisscom expects depreciation expenses to remain relatively stable, as the effect of an increase in the number of fully depreciated assets is expected to be offset by the results of increased capital expenditures related to new fixed-line and mobile broadband technologies. Nonetheless, the rapid pace of technological change may require Swisscom to reduce its estimates of the useful lives of its equipment, which would cause depreciation expenses to increase.
Summary of Results
For Swisscom, 2006 was a year of change and renewal, a year marked by a new strategy, a new leadership, but also a year in which Swisscom consolidated its position in the Swiss telecommunications market. The financial development in 2006, however, was negatively impacted by certain items in the first half of the year as described below.
Revenue decreased by 0.8% mainly as a result of a significant reduction in the wholesale price for call termination on Swisscom’s mobile network in June 2005 and the transfer of the International Carrier Services activities to a joint venture with Belgacom in July 2005. Declining revenues in the traditional fixed-line business, primarily due to a loss of market share to cable network operators as well as the substitution of fixed-line telephony by mobile and internet telephony, were offset by an increase in broadband access revenue reflecting an increase in the number of broadband subscribers and an increase in revenues from system integration and outsourcing services provided to business customers.
Earnings before interest and taxes (EBIT) declined significantly, mainly due to Swisscom’s declining revenues and to expenses recorded in 2006 relating to (i) interconnection proceedings in the amount of CHF 180 million; (ii) Swisscom’s expansion into new markets; and (iii) a provision in the amount of CHF 49 million relating to long-term IT outsourcing contracts.
Swisscom’s cash flows from operating activities decreased in 2006, mainly due to a decrease in EBIT and a first payment relating to a legal proceeding regarding Swisscom’s interconnection tariffs, despite a special contribution to Swisscom’s pension fund in 2005. Nevertheless, Swisscom has, in accordance with its return policy, returned CHF 3.1 billion to its shareholders through dividends and a share buy back in 2006. Through the entirely debt funded repurchase of 25% in Swisscom Mobile for CHF 4.25 billion in December 2006, Swisscom has at year-end a net debt position for the first time in years, which optimized Swisscom’s capital structure.
On April 10, 2007, Swisscom launched an all-cash friendly public tender offer for 98.26% of the shares of Fastweb. For a more detailed description of Fastweb, see “Item 4: Recent Developments”. The offer period will end on May 15, 2007. Swisscom already acquired 1.74% of Fastweb’s shares in March 2007. Should Swisscom acquire control over Fastweb, Fastweb will be included in Swisscom’s consolidated financial statements from the date on which control is obtained. Should this occur in 2007, Swisscom’s results of operations and financial position would be significantly different. Excluding the impact of the potential acquisition of Fastweb, Swisscom expects the following developments in 2007.
Swisscom expects to offset the decline in revenue in its traditional fixed-line business as a result of strong competition and substitution by an increase in revenue from new products and services. Swisscom expects its 2007 EBIT to be higher than in 2006, when its results were negatively impacted by provisions for interconnection proceedings and IT outsourcing projects. Excluding these provisions, EBIT is expected to decrease during 2007 due to the lower margin from new products and services compared to the margin from Swisscom’s declining traditional business.
Critical Accounting Policies
Swisscom’s financial statements are prepared in accordance with International Financial Reporting Standards (IFRS). In addition, Swisscom reconciles net income and shareholders’ equity to U.S. GAAP. See Note 43 to the consolidated financial statements. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Set out below are the details of certain significant estimates made by management in the financial statements where it is possible that the estimate of a condition, situation or set of circumstances that existed at the date of the financial statements will change in the future due to one or more future confirming events and that the effect of the change would be material to the financial statements.

Valuation of Goodwill
On December 31, 2006, the carrying amount of goodwill from acquisitions totalled CHF 4,169 million. Swisscom assesses the carrying value of goodwill annually during the fourth quarter, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. If the carrying value may not be recoverable, impairment is generally measured based on discounted cash flows.
The most significant variables in determining cash flows are discount rates, long-term growth rates, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Long-term growth rates are determined based on the long-term average growth rate for the products, industries, or country in which the entity operates, or for the market in which the asset is used. While we believe that our assumptions are appropriate, such amounts estimated could differ from what will actually occur in the future and this could result in an impairment charge.
Pension fund accrual
The determination of the liability and expense for pension benefits is dependent on the selection of assumptions, which attempt to anticipate future events, used by Swisscom’s actuary to calculate such amounts. Those assumptions are described in Note 10 to the consolidated financial statements and include the discount rate, expected long-term rate of return on plan assets and rates of increase in future compensation levels. In addition, Swisscom’s actuary also uses subjective factors such as withdrawal and mortality rates. The assumptions used for IFRS are consistent with those used for U.S. GAAP. Approximately 25% of the pension plan assets at December 31, 2006 were held in stocks and bonds denominated in foreign currencies, primarily USD, EUR and GBP.
For 2006, the expected rate of return on plan assets was 3.9% or CHF 250 million. Due to the favorable performance of the stock markets, the actual return on assets in 2006 was 5.2% or CHF 322 million, generating an excess return of CHF 72 million. However, from the date of inception of Swisscom’s pension plan in January 1999 to December 31, 2006, the cumulative actual return on assets has been lower than the expected return, which resulted in a cumulative loss of CHF 133 million at December 31, 2006. While Swisscom believes that the assumption for the long-term return is appropriate, should the stock markets underperform or exchange rates change, this would affect Swisscom’s future expense and could lead Swisscom to increase its contributions.
The discount rate used for the calculation of the pension liability at the end of 2006 was 2.54%. Should the discount rate decrease by 0.5%, the pension liability would increase by approximately CHF 890 million and the annual pension expense would increase by approximately CHF 3 million.
The rate of increase in future compensation levels used in 2006 was 0.5%. Should this rate increase by 0.5%, the pension liability would increase by approximately CHF 90 million and the annual pension expense would increase by approximately CHF 11 million.
In connection with the settlement of its obligation to retired employees in 1998, Swisscom retained a liability for pension indexation based on a contract with the confederation, which up until December 31, 2004, was a guaranteed rate. Effective January 1, 2005, new legislation was introduced to abolish the previously guaranteed pension indexation. As a result of this new legislation, Swisscom reduced its assumption for pension indexation from 1.0% to 0.5%, which resulted in a significant decrease in the liability in 2004. At December 31, 2006, the liability amounted to CHF 177 million. While Swisscom believes that the assumption used to determine this liability is appropriate, should the Government decide to change the indexation, this could affect Swisscom’s pension liability and future expense. The PUBLICA legislation has been revised, but Swisscom’s liability has not changed. For more information on Swisscom’s pension plan, see Note 10 to the consolidated financial statements.
Useful lives of technical equipment
Technical equipment, with a net book value of CHF 3,634 million at December 31, 2006, represents a significant portion of Swisscom’s total assets. Swisscom estimates the useful lives based on historical experience as well as taking into account anticipated technological or other changes. Detail of the useful lives is included in Note 2.9 of the consolidated financial statements. Useful lives under U.S. GAAP are consistent with those under IFRS. Changes in technology or in Swisscom’s intended use of these assets may cause the estimated period of use or the value of these assets to change, which would result in increased or decreased depreciation expense. Swisscom performs internal studies annually or when events or circumstances indicate that the useful life may no longer be appropriate. Additionally, technical equipment is reviewed for impairment whenever events indicate that their carrying amounts may not be recoverable. In assessing impairment, Swisscom follows the provisions of IAS 36 “Impairment of Assets” and SFAS 144 “Accounting for the Impairment or disposal of Long-Lived Assets” utilizing cash flows which take into account management’s estimates of future operations under IFRS and U.S. GAAP, respectively.
Provision for dismantlement and restoration
As detailed in Note 26 to the consolidated financial statements, management has included a provision of CHF 369 million at December 31, 2006 for the dismantlement and restoration of mobile stations and analog transmitter stations. In 2005, Swisscom adjusted primarily the cost of dismantlement and remaining useful lives following a strategic revaluation of the analog transmitter stations. The dismantlement costs are now expected to be incurred mainly after 2020. The present value of the adjustment to the future expected cost was CHF 77 million. The extension of the useful lives resulted in a reduction in the present value of CHF 75 million, of which CHF 50 million was recorded against the corresponding assets and CHF 25 million under financial income. The provision was based on future estimated cost and was discounted using an appropriate discount rate. While management believes that the assumptions used are appropriate, should they not be accurate, the amount required could differ from the amount of the provision.
With the adoption of IFRIC 1 “Changes in Decommissioning, Restoration and Similar liabilities” effective January 1, 2005 and the adoption of SFAS 143 “Accounting for Asset Retirement Obligations” effective January 1, 2003 the difference between the asset retirement obligation under IFRS compared to U.S. GAAP is no longer material.
Provisions and contingent liabilities
Interconnection proceedings. Since 2000 Swisscom has been involved in proceedings with regard to interconnection prices (see Note 27 to the consolidated financial statements). Swisscom has recorded a provision and an allowance for receivables on the basis of their own estimate of the expected outcome of the proceedings. Further development of the proceedings may result in a different assessment of the financial consequences in subsequent years and require an increase or decrease of the recorded provision.
Proceedings before the competition commission (WEKO). WEKO is currently leading various proceedings against Swisscom. The individual proceedings are described in Note 34 to the consolidated financial statements. On February 5, 2007, the Competition Commission issued a decision in connection with the mobile termination proceedings in which Swisscom is involved. See “Item 8: Financial Information – Legal Proceedings – Other Regulatory Proceedings”. In this decision, the Competition Commission determined that Swisscom Mobile has a market-dominant position which it has abused by demanding disproportionately high termination fees and imposed a fine of CHF 333 million. Swisscom rejects both the charge that it misused its dominant market position and the sanction. Swisscom intends to appeal to the Swiss Federal Administrative Court and, if necessary, in the final event to the Swiss Federal Supreme Court. Based on a legal assessment of the current situation, Swisscom has concluded that the sanction is unlikely to ultimately be upheld. Accordingly, Swisscom did not record a provision in its financial statements as of December 31, 2006.
Accounting developments
The International Accounting Standards Board, or IASB, has and will continue to critically examine current International Financial Reporting Standards, or IFRS. This process resulted in amendments to the existing rules effective from January 1, 2007 and the following year. These are discussed in more detail under “New accounting principles, not yet mandatory” in Note 2.25 of the consolidated financial statements. There were no material IFRS accounting developments adopted in 2006.

RESULTS OF GROUP OPERATIONS

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Net revenue	9,653	9,732	10,057	(0.8)	(3.2)
Capitalized costs and other income	296	260	195	13.8	33.3
Total	9,949	9,992	10,252	(0.4)	(2.5)
Goods and services purchased	1,840	1,831	1,847	0.5	(0.9)
Personnel expenses	2,278	2,173	2,194	4.8	(1.0)
Other operating expenses	2,044	1,817	1,823	12.5	(0.3)
Depreciation	1,280	1,286	1,542	(0.5)	(16.6)
Amortization	155	108	151	43.5	(28.5)
Total operating expenses	7,597	7,215	7,557	5.3	(4.5)
Earnings before interest and taxes	2,352	2,777	2,695	(15.3)	3.0
Financial result	(51)	82	(134)	n.a.	n.a.
Income tax expense	(462)	(535)	(392)	(13.6)	36.5
Share of profit of affiliated companies	30	13	22	130.8	(40.9)
Net income from continuing operations	1,869	2,337	2,191	(20.0)	6.7
Discontinued operations(1)	36	9	(243)	n.a.	n.a.

Net income	1,905	2,346	1,948	(18.8)	20.4

Net income attributable to equity holders of Swisscom AG	1,599	2,022	1,596	(20.9)	26.7
Net income attributable to minority interests	306	324	352	(5.6)	(8.0)

(1) On June 8, 2004 Swisscom completed the sale of its stake in debitel. As a result, debitel is reported separately as a discontinued operation in the consolidated financial statements.
Net Revenue
Revenue decreased from CHF 10,057 million in 2004 to CHF 9,732 million in 2005 and to CHF 9,653 million in 2006, mainly reflecting a decrease in revenue from the fixed-line segments Fixnet and Solutions. Fixnet’s revenue decreased as a result of the Belgacom transaction. (for details, see “Item 4: Information on the Company – Fixnet – Wholesale Traffic”), as well as a decrease in traffic revenue reflecting primarily a decline in volumes as a result of a loss in market share to cable network operators and substitution by mobile and IP telephony as well as lower average tariffs. This decrease was partially offset by an increase in access revenue as a result of an increase in the number of ADSL subscribers. The decrease in revenue from Solutions was mainly due to a decrease in revenue from traffic and leased lines as a result of a decrease in traffic volumes and price pressure due to fierce competition and substitution of older technologies through IP based services. Mobile revenue decreased due to a reduction of termination and inbound roaming tariffs and an introduction of new tariff models, which could not be offset by a continuing growth of the subscriber base as well as an increase in the usage of new data services. These decreases in the fixed-line and mobile segments were partially offset by acquisitions, especially Antenna Hungária in October 2005, and other businesses such as Swisscom IT Services through the acquisition of Comit in January 2006 as well as an increase in revenue from outsourcing services and Hospitality Services (formerly known as Swisscom Eurospot).
Capitalized costs and other income
Capitalized costs and other income increased from CHF 260 million in 2005 to CHF 296 million in 2006, mainly due to an increase in capitalized costs as a result of further developments in network infrastructure, especially the introduction of the new VDSL broadband technology at Fixnet. This effect was partially offset by a decrease in gains from the sale of real estate property.
Capitalized costs and other income increased from CHF 195 million in 2004 to CHF 260 million in 2005, primarily due to an increase in gains from the sale of real estate property and an increase in capitalized cost.

Goods and services purchased
Expenditure on goods and services purchased slightly increased from CHF 1,831 million in 2005 to CHF 1,840 million in 2006. A decline due to the Belgacom transaction and the conclusion of new roaming agreements with lower international outbound roaming tariffs by Swisscom Mobile was more than offset by an increase in expenses for customer equipment and services purchased relating to outsourcing and system integration services and increased sales of mobile handsets as well as an increase in mobile termination costs due to an increase in mobile telephony usage.
Goods and services purchased decreased from CHF 1,847 million in 2004 to CHF 1,831 million in 2005, primarily due to a decrease in expenses as a result of the Belgacom transaction. The decrease was partially offset by an increase in expenses for customer equipment and services purchased relating to outsourcing and system integration services at Swisscom Solutions and Swisscom IT Services.
Personnel expenses
Personnel expenses increased from CHF 2,173 million in 2005 to CHF 2,278 million in 2006, mainly as a result of an increase in the average number of employees. The year-end headcount increased by 980 full-time equivalent employees or 6.1% to 17,068, primarily as a result of several small acquisitions such as Comit and parts of Siemens Switzerland as well as an increase in the number of employees in growing business areas like Swisscom IT Services. This increase as well as an overall salary increase could not be compensated for by a decrease in costs for social plan measures.
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
Other operating expenses
Other operating expenses increased from CHF 1,817 million in 2005 to CHF 2,044 million in 2006. The increase is mainly a result of an increase of CHF 180 million in the provision recorded for the case against Swisscom by two of its competitors relating to Swisscom’s interconnection prices. See “Item 8: Financial Information – Legal Proceedings”. In addition, expenses increased due to several acquisitions and the expansion into new markets. In 2006, other operating expenses also include a provision in the amount of CHF 49 million relating to long-term IT outsourcing contracts.
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
Depreciation
Depreciation remained relatively stable at CHF 1,280 million in 2006 (CHF 1,286 million in 2005). A decrease in the Fixnet segment mainly as a result of an increase in the number of fully depreciated assets was offset by an increase in depreciation expenses due to several acquisitions, mainly Antenna Hungária.
Depreciation decreased from CHF 1,542 million in 2004 to CHF 1,286 million in 2005 mainly due to the impairment in 2004 of CHF 155 million relating to sea cable owned by Fixnet as described below and due to lower depreciation in the Fixnet segment mainly as a result of an increase in the number of fully depreciated assets.
Amortization
Amortization increased from CHF 108 million in 2005 to CHF 155 million in 2006 due to an increase in investments in intangible assets (mainly Software) related to the development of new products and services mainly at Fixnet and Mobile.

Amortization decreased from CHF 151 million in 2004 to CHF 108 million in 2005, principally due to goodwill no longer being amortized as of 2005 in accordance with IFRS 3. For further information, see Note 23 to the consolidated financial statements.
Financial result
Financial result changed from net income of CHF 82 million in 2005 to net expense of CHF 51 million in 2006, mainly due to interest expense of CHF 75 million that was recorded in 2006 relating to the case against Swisscom by two of its competitors relating to interconnection prices (See “Item 8: Financial Information – Legal Proceedings”), a decrease of CHF 21 million in the net interest result and a decrease of foreign exchange result by CHF 28 million. This effect was partially offset by gains of CHF 63 million from the sale of financial assets in 2006. Net income of 2005 also included CHF 49 million from the reversal of two provisions, one relating to cross-border tax lease agreements and the other to dismantlement and restoration costs as described below.
Financial result changed from net expense of CHF 134 million in 2004 to net income of CHF 82 million in 2005, mainly as a result of the recognition of a provision in 2004 relating to cross-border tax lease agreements, of which CHF 24 million was reversed in 2005. Further, the increase was due to a reversal of CHF 25 million of a provision for dismantlement and restoration in 2005, due to a strategic revaluation of cost and the remaining useful lives of the analog transmitter stations and a write-down of the participation in Infonet Service Corporation in 2004 before it was sold at the beginning of 2005. See Note 13 to the consolidated financial statements.
Income tax
Income tax expense decreased from CHF 535 million in 2005 to CHF 462 million in 2006, mainly reflecting a decrease in earnings before interest and taxes (EBIT). The effective tax rate was 19.8% in 2006.
Income tax expense increased from CHF 392 million in 2004 to CHF 535 million in 2005, mainly reflecting an increase in EBIT as well as a capitalization of deferred tax assets of CHF 113 million in 2004. In prior years, a valuation allowance was recorded on certain deferred tax assets as it was considered improbable that benefits would be realized in the future. In 2004, this assessment changed as a result of organizational changes and deferred tax assets of CHF 113 million were capitalized against expenses. The effective tax rate was 18.6% in 2005.
For further information relating to income tax expense, see Note 14 to the consolidated financial statements.
Share of profit of affiliated companies
Swisscom’s equity in net income of affiliated companies increased from CHF 13 million in 2005 to CHF 30 million in 2006. The increase was mainly due to the full-year effects of Swisscom’s investments in Cinetrade and Belgacom International Carrier Services in April and July of 2005, respectively. For details on these new investments in affiliated companies, see “Item 4: Information on the Company– Other Participations”.
Equity in net income of affiliated companies declined from CHF 22 million in 2004 to CHF 13 million in 2005, mainly due to a reversal of a provision for liquidation cost of Swisscom’s investment in AUCS in 2004.
Discontinued operations
On June 8, 2004, Swisscom sold its stake in debitel to Telco Holding S.à r.l. Luxembourg. As a result, debitel is reported separately in the consolidated financial statements as a discontinued operation. For details on this transaction, see Note 37 to the consolidated financial statements.
In 2006, following a tax audit of debitel, CHF 36 million of the provision recorded in 2005, as described in Note 37 to the consolidated financial statements, was reversed. In 2005, income from discontinued operations amounted to CHF 9 million and consists of a gain of CHF 59 million from early repayment of the vendor loans granted to the buyers of debitel in 2004, which was partially offset by recognition of a provision of CHF 50 million for risks relating to representations and warranties in connection with the sale.
Revenue and net income of debitel up to the date of completion of the sale in 2004 amounted to CHF 1,917 million and CHF 5 million, respectively, including goodwill amortization of CHF 57 million. A loss on the sale of CHF 248 million was recorded in 2004 reflecting primarily the removal of the cumulative currency translation loss of CHF 238 million from equity into the income statement.
Outlook
For 2007, Swisscom expects to offset the decline in revenue in its traditional fixed-line business as a result of strong competition and substitution by an increase in revenue from new products and services. Swisscom expects its 2007 earnings before interest and taxes (EBIT) to be higher than in 2006, when its results were negatively impacted by provisions for interconnection proceedings and IT outsourcing projects. Excluding these provisions, EBIT is expected to decrease in 2007 due to the lower margin from new products and services compared to the margin from Swisscom’s declining traditional business.

Results of Operations by Segment
The reporting segments for 2006 were defined as follows:
•	Fixnet provides fixed-line voice, Internet and a comprehensive range of other fixed network telecommunication services to residential and business customers. In addition, Fixnet provides wholesale services and also offers a variety of other services, including the sale of customer equipment, the provision of leased lines and the operation of a directories database.

•	Mobile provides mobile telephony, data and value-added services in Switzerland and sells mobile handsets.

•	Solutions provides national and international fixed-line voice telephony services to business customers and offers leased lines, Intranet and other data services as well as integrated communication technology solutions, including outsourcing services, to business customers.

•	Other covers mainly the provision of IT services through Swisscom IT Services, the broadcasting businesses of Swisscom Broadcast and Antenna Hungária in Switzerland and Hungary, the business with billing services and customer cards of Accarda and the operation of a pan-European network for broadband Internet connectivity through Hospitality Services (formerly Swisscom Eurospot).

•	Corporate includes Swisscom’s headquarter divisions, group-company shared services, property rentals through the real estate company Swisscom Immobilien and Swisscom’s programs under its social plan.
The following table sets forth net revenue and earnings before interest and taxes (EBIT) for the segments in place in 2006 for the periods indicated.
Segment results

CHF in millions	Net revenue			EBIT
	2006	2005	2004	2006		2005		2004

Fixnet	4,969	5,308	5,715	1,049		1,294		1,098
Mobile	4,022	4,168	4,356	1,417		1,477		1,617
Solutions	1,220	1,268	1,437	32		35		87
Other	1,334	1,059	979	(90)		2		(12)
Corporate	637	690	608	(35)		(31)		(101)
Intersegment elimination	(2,529)	(2,761)	(3,038)	(21	)(1)	—	(1)	6 (1)

Total	9,653	9,732	10,057	2,352		2,777		2,695

(1)	Intersegment profits and losses occur as a result of offsetting intersegment services and sales of assets. These are eliminated in the consolidated financial statements and disclosed in segment reporting in the column “Intersegment elimination”.
Effective January 1, 2007, Swisscom reallocated certain responsibilities within the group in order to refine and enhance the customer focus of each segment. As a result, responsibility for Swisscom shops was transferred from Fixnet to Mobile, reflecting the fact that most of the products and services offered in Swisscom shops are related to mobile communications. This effect has not been reflected in the figures presented but will be reported in 2007, with a restatement of prior year numbers.

Fixnet
Revenue from Fixnet comprises primarily revenue from access services and fixed retail telephony traffic from residential and business customers, revenue from wholesale traffic services offered to national and international telecommunication providers and revenue from payphone services, operator services and prepaid calling cards. Fixnet also provides leased lines, sells customer equipment and operates a directories database. See “Item 4: Information on the Company – Fixnet”.
The following table sets forth the segment results for Fixnet and the percentage changes therein for the periods presented:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Net revenue from external customers	4,130	4,319	4,555	(4.4)	(5.2)
Intersegment net revenue	839	989	1,160	(15.2)	(14.7)

Net revenue	4,969	5,308	5,715	(6.4)	(7.1)
Segment expenses	3,920	4,014	4,617	(2.3)	(13.1)

Segment EBIT	1,049	1,294	1,098	(18.9)	17.9

Segment margin	21.1%	24.4%	19.2%
The following table sets forth net revenue from external customers generated by Fixnet for the periods indicated:
Net revenue from external customers

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Access	2,081	1,992	1,876	4.5	6.2
Retail traffic	974	1,082	1,240	(10.0)	(12.7)
Wholesale traffic	351	483	691	(27.3)	(30.1)
Other traffic	105	130	158	(19.2)	(17.7)
Other revenue	619	632	590	(2.1)	7.2

Total Fixnet external revenue	4,130	4,319	4,555	(4.4)	(5.2)

Fixnet’s total external revenue decreased by 4.4% in 2006 and 5.2% in 2005, mainly due to a decrease in wholesale traffic revenue due to the Belgacom transaction as described below and a decrease in retail traffic revenue reflecting a decline in traffic volumes as a result of a loss of market share to cable network operators and substitution by mobile and IP telephony as well as lower average tariffs through the introduction of flat rates and a reduction of mobile termination rates. These effects were partially offset by higher access revenue reflecting an increase in the number of broadband access subscribers.
On February 23, 2005, Swisscom and Belgacom, signed an agreement to combine their international wholesale activities by forming a new joint venture company, named Belgacom International Carrier Services (BICS, the Belgacom transaction). The transaction, in which Swisscom received a 28% interest in the joint venture in exchange for its international wholesale business and international network, was effective as of July 1, 2005. After the completion, a large portion of Swisscom’s wholesale international traffic is no longer routed through Swisscom Fixnet, but directly through BICS and as Fixnet only has a minority stake in the joint venture, associated revenue (and cost) are no longer recorded by Fixnet. However, international incoming traffic to be routed through BICS to Swisscom Mobile’s network continued to be routed through Fixnet’s network until June 2006. Incoming traffic to domestic third party networks will continue to be routed through Fixnet’s network in the future, associated revenues and costs will therefore continue to be recognized by Fixnet. For details see “Item 4: Information on the Company – Fixnet – Wholesale Traffic”.
Excluding the effect of the transfer of the Swisscom shops to Swisscom Mobile, Fixnet expects total revenue from external customers to further decrease in 2007, mainly due to a decrease in average tariffs and traffic volumes as well as in the number of PSTN and ISDN lines due to continuing strong competition from cable network operators and substitution by mobile telephony. Furthermore, wholesale revenues are expected to decline due to a decrease in carrier selection and termination volumes as a result of the introduction of unbundled products like full access following the revision of the Telecommunications Act in 2006 which entered into force April 1, 2007. On the other hand, the introduction of TV services and the further increasing number of broadband access subscriber lines are expected to partially compensate for these declines in revenue.
Access. Revenue from access services consists principally of monthly subscription fees charged to customers for providing analog (PSTN) and digital (ISDN) telephone access lines to residences and businesses in Switzerland, broadband (xDSL) and narrowband Internet access as well as access line activation fees.
The following table sets forth certain data relating to Swisscom’s access services:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
PSTN access revenue	808	824	851	(1.9)	(3.1)
ISDN access revenue	496	512	514	(3.1)	(0.3)

Total PSTN/ISDN access revenue	1,304	1,336	1,365	(2.4)	(2.1)

xDSL retail revenue	467	345	228	35.4	51.7
xDSL wholesale revenue	204	185	138	10.3	34.2

Total xDSL revenue	671	530	366	26.6	45.1

Other access revenue	106	125	146	(15.2)	(14.2)

Total access revenue	2,081	1,992	1,876	4.5	6.2

Access lines (at period end, in thousands)(1):
PSTN lines(2)	2,891	2,922	3,007	(1.1)	(2.8)
ISDN lines(3)	856	900	924	(4.9)	(2.6)

Total access lines	3,747	3,822	3,931	(2.0)	(2.8)

xDSL subscriber lines (at period end, in thousands of lines):
Retail subscriber lines	936	708	490	32.2	44.5
Wholesale subscriber lines	432	390	312	10.8	25.0

Total xDSL subscriber lines	1,368	1,098	802	24.6	36.9

(1)	Based on lines in service.

(2)	Each PSTN line provides one access channel.

(3)	ISDN lines consist of basic ISDN lines and primary ISDN lines. A basic ISDN line provides two access channels and a primary ISDN line provides 30 access channels.
Total access revenue increased year over year by 4.5 % and 6.2 % in 2006 and 2005, respectively, mainly driven by an increase in revenue from broadband access (xDSL) lines. The number of broadband subscriber lines continued to increase substantially in 2006, but at a declining growth rate.
PSTN/ISDN revenue continued to decrease in 2006 due to strong competition from cable network operators and the continuing substitution, mainly by mobile phones.
Retail traffic. Retail traffic revenue consists of charges to customers for making national and international calls from a fixed-network access line, including calls made from the fixed network to mobile operators’ networks (“fixed-to-mobile”), as well as charges to customers for accessing the Internet through narrowband access.

The following table sets forth certain information relating to Swisscom’s retail traffic:

CHF in millions (except percentages) (1)	Year Ended			Year Ended
	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Local and long distance traffic revenue	371	391	435	(5.1)	(10.3)
Fixed-to-mobile traffic revenue	355	407	466	(12.8)	(12.8)
Internet traffic revenue	48	74	109	(35.1)	(31.8)
International traffic revenue	200	210	230	(4.8)	(8.5)

Total retail traffic revenue	974	1,082	1,240	(10.0)	(12.7)

Traffic (in millions of minutes):
Local and long distance traffic	6,312	6,628	7,205	(4.8)	(8.0)
Fixed-to-mobile traffic	926	925	949	0.1	(2.5)
Internet traffic	1,487	2,252	3,323	(34.0)	(32.2)
International traffic(2)	903	926	955	(2.5)	(3.0)

Total retail traffic	9,628	10,731	12,432	(10.3)	(13.7)

(1)	Figures do not include traffic or revenue, as appropriate, generated from Swisscom-operated public payphones or from calling cards.

(2)	Based on minutes of outgoing international traffic as determined for retail customer billing purposes. Does not include international wholesale traffic originating outside Switzerland.
Total retail traffic revenue declined by 10.0% in 2006 and 12.7% in 2005, primarily due to a decrease in local and long distance traffic revenue and Internet traffic revenue. In addition, revenue from fixed-to-mobile traffic decreased mainly as a result of a reduction in termination rates by Swisscom Mobile which was introduced on June 1, 2005 and passed on to Fixnet’s customers on July 1, 2005.
In both 2006 and 2005, the decrease in local and long distance as well as International traffic revenue is mainly due to an increase in competition from cable network operators which resulted in a loss of market share, a substitution effect from an increased use of mobile phones and other new communication technologies and the migration of local Internet dial-up traffic to broadband access. In 2005, the introduction of new price models introduced at the end of 2004 had a further decreasing effect on local and long distance as well as International traffic revenue.
The decrease in revenue from Internet traffic over the three year period under review is a result of the migration of Internet dial-up traffic to broadband access. Broadband access subscribers generally pay a fixed monthly fee, irrespective of the amount of usage, which is recorded under access revenue.
Wholesale traffic. Swisscom recognizes revenue in the Swiss market from providing network services to other telecommunication companies. Such services include primarily the standard interconnection services Swisscom is required to provide to other telecommunication service providers eligible for interconnection under the Telecommunications Act. Before the Belgacom transaction (see description below), Wholesale international revenue comprised primarily revenue from international termination traffic and revenue for international incoming traffic.
On February 23, 2005, Swisscom and Belgacom, signed an agreement to combine their international wholesale activities as of July 1, 2005 by forming a new joint venture company, named Belgacom International Carrier Services (Belgacom transaction). For details on this transaction see “– Net revenue from external customers” above.
As a result of the Belgacom transaction effective in July 2005, traffic formerly recorded as wholesale international incoming traffic is now billed to BICS on the basis of domestic interconnection tariffs. Accordingly, the corresponding volumes and revenues are recorded as wholesale national traffic.

The following table sets forth certain information relating to Swisscom’s wholesale traffic:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Wholesale national traffic revenue	351	373	446	(5.9)	(16.4)
International termination traffic revenue	—	110	245	(100.0)	(55.3)

Total wholesale traffic revenue	351	483	691	(27.3)	(30.1)

Total wholesale telephony traffic (millions of minutes):
Wholesale national traffic(1)	16,160	17,524	18,576	(7.8)	(5.7)
International termination traffic(2)	—	755	1,508	(100.0)	(49.9)

Total wholesale traffic	16,160	18,279	20,084	(11.6)	(9.0)

(1)	Based on minutes as determined for customer billing purposes. Includes traffic related to third party revenue for access, termination and transit services.

(2)	Minutes of outgoing traffic terminated outside of Switzerland.
Total wholesale traffic revenue decreased by 27.3% in 2006 and 30.1% in 2005 primarily as a result of the Belgacom transaction.
Wholesale national traffic revenue decreased by 5.9% in 2006 and 16.4% in 2005, respectively, mainly due to reductions in interconnection and mobile termination rates and a decline in traffic volume by 7.8% and 5.7% primarily as a result of a loss in market share of other telecommunication providers to cable network operators. In 2006, these decreases were partially offset by an increase in transit traffic between other telecommunication providers that was routed through Swisscom Fixnet rather than through a direct interconnection.
International termination traffic revenue decreased by 55.3% in 2005 mainly as a result of the Belgacom transaction as described in net revenue from external customers above. In 2006, revenues related to international termination traffic ceased completely due to the same reason.
Other traffic. Fixnet operates public payphones as part of its obligation to provide Universal Service. Also, Fixnet generates revenue from operator services and the sale of prepaid calling cards.
The following table sets forth Fixnet’s other traffic revenue:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Other traffic revenue(1)	105	130	158	(19.2)	(17.7)

(1)	Includes revenue from Swisscom-operated public payphones, operator services and prepaid calling cards.
Other traffic revenue decreased by 19.2% and 17.7% in 2006 and 2005, respectively, mainly due to increased competition and online substitution for operator services and substitution of Swisscom-operated public payphones’ services through the use of mobile phones.

Other revenue. Other revenue comprises primarily revenue from the sale of customer equipment, the provision of leased lines and the operation of a directories database.
The following table sets forth Fixnet’s other revenue:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Customer equipment(1)	238	253	250	(5.9)	1.5
Leased lines	144	158	136	(8.9)	16.3
Directories	122	120	113	1.7	5.8
Revenue from other activities(2)	115	101	91	13.9	11.1

Total other products revenue	619	632	590	(2.1)	7.2

(1)	Includes fixed-line customer premises equipment and mobile handsets sold through Swisscom Shops.
(2)	Includes primarily revenue from Internet narrowband traffic to third-party ISP numbers and value added and data services to residential customers.
In 2006, other revenue decreased slightly by 2.1%, mainly due to a decrease in revenue from customer equipment and lower revenue from leased lines due to the release of a provision in 2005 (see description below).
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

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Intersegment net revenue	839	989	1,160	(15.2)	(14.7)
Intersegment revenue decreased by 15.2% and 14.7% in 2006 and 2005, respectively, primarily as a result of a decrease in traffic volumes and tariffs as well as leased lines from Swisscom’s business customers recorded under the segment Solutions (see “– Solutions”) and due to the Belgacom transaction.

Segment expenses

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Goods and services purchased	489	606	693	(19.3)	(12.6)
Personnel expenses	880	944	954	(6.8)	(1.0)
Other operating expenses	760	530	580	43.4	(8.6)
Depreciation and amortization	757	797	1,072	(5.0)	(25.7)
Capitalized costs and other operating income	(142)	(111)	(85)	27.9	30.6

Total external segment expenses	2,744	2,766	3,214	(0.8)	(13.9)
Intersegment expenses	1,176	1,248	1,403	(5.8)	(11.0)

Total segment expenses	3,920	4,014	4,617	(2.3)	(13.1)

External segment expenses
External segment expenses decreased by 2.3 % in 2006. A decrease in goods and services purchased and personnel expenses was offset by an increase in other operating expenses.
•	Goods and services purchased decreased in 2006 by 19.3% mainly as a result of the Belgacom transaction.

•	Personnel expenses decreased by 6.8% mainly due to a decrease in termination benefits from CHF 50 million in 2005 to CHF 11 million in 2006 as well as a decrease in the average number of employees.

•	Other operating expenses increased by 43.4% mainly as a result of an increase of CHF 180 million in the provision recorded for the case relating to Swisscom’s interconnection prices. See “Item 8: Financial Information – Legal Proceedings”. The rest of the increase is mainly related to expenses for the development and the introduction of new products and services.
External segment expenses decreased by 13.1% in 2005 primarily due to a decrease in depreciation and amortization as well as goods and services purchased.
•	Goods and services purchased decreased in 2005 by 12.6% mainly as a result of the Belgacom transaction. This effect was partially offset by an increase in expenses for the purchase of ADSL modems, reflecting the growing number of broadband access subscribers.

•	Personnel expenses decreased by 1.0% mainly due to continuing headcount reductions in 2005. These decreases were partially offset by an overall salary increase as well as an increase in termination benefits from CHF 40 million in 2004 to CHF 50 million in 2005.

•	Other operating expenses decreased by 8.6% mainly due to expenses for energy as starting in 2005, such expenses were billed as intersegment expenses by Swisscom’s real-estate company Swisscom Immobilien AG following the introduction of a centralized energy cost settlement. Cost reductions in the areas of rental as well as maintenance and repair were partially offset by an increase in expenses for information technology relating primarily to Swisscom’s triple play strategy and IT restructuring projects.

•	Depreciation and amortization expenses decreased by 25.7% mainly due to (i) a one-time impairment charge of CHF 155 million in 2004 relating to assets in the international wholesale business; (ii) an increase in the number of fully depreciated assets; and (iii) the phase out of one of Fixnet’s three switching platforms in 2004.

Intersegment expenses
Intersegment expenses comprise primarily network fees to Mobile for calls from other networks terminating on the mobile network, expenses payable to Mobile for the purchase of mobile handsets and amounts payable to other divisions for information technology, rental of real estate and management fees.
Intersegment expenses decreased by 5.8% in 2006 mainly due to a reduction of the termination rates from Swisscom Mobile.
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
Excluding the effects of the transfer of the Swisscom shops to Swisscom Mobile and the provision recorded in 2006 related to the legal proceedings in connection with interconnection, Fixnet expects total segment expenses to decrease slightly in 2007, mainly due to a further reduction in termination rates of mobile network operators in Switzerland.
Segment margin
Segment margin decreased from 24.4% to 21.1% in 2006, due to the additional provision recorded in 2006 relating to Swisscom’s interconnection prices. Excluding this expense, the segment margin would have remained relatively stable at 24.7%.
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
The transfer of the Swisscom shops to Swisscom Mobile is expected to have a positive impact on Fixnet’s margin, as this business was characterized by low margins. Excluding the provision recorded in 2006 relating to the interconnection proceedings, Fixnet expects its margin to decrease slightly as a result of further decreases in revenues which it does not expect to be able to offset with cost reductions.

Mobile
Revenue from Mobile consists principally of monthly subscription fees, domestic and international traffic charges for calls made in Switzerland or abroad by Swisscom’s customers and roaming fees paid by foreign operators whose customers use their mobile telephones over Swisscom’s networks. It also consists of fees for using value-added services numbers, data traffic and sending SMS and MMS messages as well as the sale of mobile handsets through channels other than Swisscom shops. See “Item 4: Information on the Company – Mobile – Connectivity Voice – Principal Products”.
The following table sets forth the segment results for Mobile and the percentage changes therein for the periods presented:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Net revenue from external customers	3,541	3,651	3,679	(3.0)	(0.8)
Intersegment net revenue	481	517	677	(7.0)	(23.6)

Net revenue	4,022	4,168	4,356	(3.5)	(4.3)
Segment expenses	2,605	2,691	2,739	(2.8)	(1.8)

Segment EBIT	1,417	1,477	1,617	(4.1)	(8.7)

Segment margin	35.2%	35.4%	37.1%
The following table sets forth net revenue from external customers generated by Mobile for the periods indicated:
Net revenue from external customers

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Base Fees	635	677	691	(6.2)	(2.0)
Connectivity Voice	2,040	2,203	2,286	(7.4)	(3.6)
Connectivity Data and VAS	667	604	521	10.4	15.9
Other mobile revenue(1)	199	167	181	19.2	(7.7)

Total Mobile external revenue	3,541	3,651	3,679	(3.0)	(0.8)

(1)	Includes revenue from the sale of handsets sold to sales channels other than Swisscom shops and from the business with prepaid billing, device management and content services through the subsidiaries SICAP, Swapcom and Minick.
In 2006, Mobile’s total external revenue decreased by 3.0%. A decrease in Connectivity Voice revenue as a result of a reduction in termination rates, the introduction of new tariff models and a decrease in inbound roaming tariffs through the conclusion of new roaming agreements with foreign mobile network operators was only partially offset by an increase in the number of subscribers due to an increase in penetration as well as an increase in the usage of new data and value-added services (VAS) and an increase in revenues from the sale of handsets.
Mobile’s total external revenue remained relatively stable in 2005. A decrease in Connectivity Voice revenue as a result of a reduction in termination rates as well as the introduction of new tariff models was offset by an increase in revenues related to the increase in the number of subscribers due to an increase in penetration as well as an increase in the usage of new data services.
Mobile expects total revenue to remain stable in 2007. A further increase in the subscriber base and an increase in the penetration and usage of new data and value-added services is expected to be offset by further declines in average tariffs, including a further reduction of mobile termination rates from CHF 0.20 to CHF 0.18 per minute as per January 1, 2007.

The following table sets forth certain data relating to Mobile’s subscribers and traffic:

	Year Ended			Year Ended
	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Average number of subscribers (in thousands)(1):
Postpaid	2,711	2,569	2,449	5.5	4.9
Prepaid(2)	1,751	1,502	1,441	16.6	4.2

Average number of subscribers	4,462	4,071	3,890	9.6	4.7

Average monthly minutes of use per user (AMPU)(1)(3)	124	120	118	3.3	1.7
Average monthly revenue per user (ARPU)(4)	65	74	81	(12.2)	(8.2)

Traffic (in millions of minutes)(1):
Connectivity voice(5)	4,432	3,688	3,404	20.2	8.3

Number of SMS messages (in millions)(1)(6)	2,107	1,991	1,986	5.8	0.3

(1)	Includes service accounts and traffic generated by service accounts.

(2)	Excludes inactive customers. Swisscom no longer includes accounts of any inactive prepaid customer in its subscriber figures. A customer is deemed inactive after a period of twelve months without making a call or sending an SMS message. On a yearly average, inactive customers were 209,461 in 2004, 141,910 in 2005 and 229,950 in 2006.

(3)	Includes traffic from all outgoing calls made by Mobile subscribers, excluding inactive customers, plus traffic from all incoming calls made to Mobile subscribers from all other networks.

(4)	Includes revenue from all outgoing calls made by Mobile’s subscribers, excluding inactive customers, including roaming and data and value added services, plus revenue from all incoming calls made to Mobile subscribers from all other networks as well as base fee revenue.
ARPU reconciliation

	Year Ended
CHF in millions (except where indicated)	December 31,
	2006	2005	2004

Net revenue	4,022	4,168	4,356
less non-connectivity revenue(a)	369	336	386
less inbound roaming revenue(b)	136	169	165
less other non-service revenue	60	43	39

Service revenue relevant to ARPU	3,457	3,620	3,766

Average subscribers (in thousands)	4,462	4,071	3,890

ARPU/month (in CHF)	65	74	81

(a)	Consists mainly of revenue from the sale of mobile handsets

(b)	Consists of roaming fees paid by foreign operators whose customers use their mobile telephones over Swisscom’s networks.

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
Base fee revenue decreased by 6.2% in 2006 as the increase in the subscriber base could not fully offset the effect of the continued migration of customers from higher price to lower price tariff subscriptions.
In 2005 Base fee revenue remained relatively stable, the increase in the subscriber base was offset by the migration of customers from higher price to lower price tariff subscriptions.
Connectivity Voice. Net revenue from connectivity voice consists principally of the domestic and international traffic charges for calls made in Switzerland by Mobile’s customers, roaming fees paid by operators whose customers use their mobile telephones over Mobile’s network and revenue from the termination of traffic on Mobile’s network from other Swiss mobile operators.
In the course of 2006 Swisscom Mobile concluded new roaming agreements with lower tariffs with a number of foreign mobile network operators. Although these lower tariffs have a negative impact on revenues from inbound roaming, Swisscom Mobile’s operating result increased as traffic generated by outbound roaming of Mobile’s customers exceeds traffic generated by foreign customers.
Connectivity Voice revenue decreased by 7.4% in 2006 and 3.6% in 2005, mainly due to the reduction of termination rates effective June 1, 2005 and in 2006 due to the conclusion of new roaming agreements with lower tariffs with a number of foreign mobile network operators. The impact of these new lower roaming tariffs did however result in an increase in Mobile’s earnings before interest and taxes as the amount of traffic generated by Mobile’s customers abroad, which generates an expense payable by Mobile to the foreign network operator, exceeded the amount of traffic generated by foreign customers on Mobile’s network.. In addition Mobile introduced the Natel Liberty product family also in June 2005, a new tariff model charging customers on a per call basis, rather than on a per-minute basis, for which 1,608 thousand subscribers had registered as of the end of 2006 (prior year: 635 thousand ). The reduction of termination rates and the introduction of the new Liberty tariff models resulted in a decrease in the average monthly revenue per user (ARPU) from voice telephony. These tariff reductions however had a stimulating effect on traffic thereby slightly increasing the average monthly minutes of use per user (AMPU).These effects were partially offset by an increase in revenue resulting from an increase in the number of subscribers.
Connectivity data and value-added services. Net revenue from data and value-added services consists principally of fees generated from SMS messages, data traffic and services, especially from a service launched in September 2004, enabling seamless data download/synchronization via a PC card integrating all mobile broadband technologies.
Connectivity data and value-added services revenue increased by 10.4% in 2006 and 15.9% in 2005, mainly due to an increase in the number of subscribers using the new data services as well as an increase in the average revenue per user from these new services.
Other Mobile revenue. Other Mobile revenue mainly consists of revenue from the sale of mobile handsets to third-party outlets and revenue from prepaid billing, device management and content services provided to other GSM operators.
Key drivers for revenue from the sale of handsets are the demand and sourcing strategies of third-party handset resellers as well as the average price per handset sold to the resellers, which are mainly dependant on the technology and features of the handsets. As this business has a very low margin, Swisscom Mobile does not actively manage handset sales to resellers and external revenue from the sale of mobile handset may therefore be very volatile.
In 2006, other mobile revenue increased by 19.2%, mainly as a result of an increase in the number of handsets sold and an increase in the revenue from prepaid billing, device management and content services provided to other GSM operators.
In 2005, other mobile revenue decreased by 7.7%, mainly as a result of lower average prices of handsets sold.

Intersegment net revenue
Intersegment net revenue comprises principally revenue from Fixnet for incoming calls made to Mobile subscribers from other networks and revenue from the sale of mobile equipment in the Swisscom shops.

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Intersegment net revenue	481	517	677	(7.0)	(23.6)
Intersegment net revenue decreased by 7.0% in 2006 and 23.6% in 2005, mainly due to a reduction of mobile termination rates as of June 1, 2005. The decrease in 2005 was also due to a decrease in revenue from the sale of handsets through Fixnet’s Swisscom shops.
Segment expenses

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Goods and services purchased	955	975	971	(2.1)	0.4
Personnel expenses	311	322	310	(3.4)	3.9
Other operating expenses	472	483	505	(2.3)	(4.4)
Depreciation and amortization	385	373	359	3.2	3.9
Capitalized costs and other operating income	(21)	(17)	(16)	23.5	6.3

Total external segment expenses	2,102	2,136	2,129	(1.1)	0.3
Intersegment expenses	503	555	610	(9.4)	(9.0)

Total segment expenses	2,605	2,691	2,739	(2.8)	(1.8)

External segment expenses
External segment expenses slightly decreased in 2006. A decrease in other operating expenses and personnel expenses was partially offset by an increase in depreciation and amortization.
•	Goods and services purchased remained stable in 2006. New roaming agreements were concluded with a number of foreign mobile phone providers in the course of 2006 resulting in a substantial reduction in costs for outbound roaming traffic. This was offset by an increase in the number of handsets purchased for resale as well as an increase in costs for the termination of mobile calls in the mobile networks of other operators as a result of an increase in the number of subscribers and volume of traffic. The transfer of expenses from Fixnet (which was previously recorded as intersegment expense) to Belgacom International Carrier Services as a result of the Belgacom transaction in 2005 also had an offsetting effect. Since this transaction, Mobile now routes international outgoing traffic directly through Belgacom. For details of the Belgacom transaction see “Item 4: Information on the company – Fixnet – Wholesale Traffic”.

•	Personnel expenses decreased by 3.4%, mainly due to a decrease in termination benefits from CHF 8 million in 2005 to CHF 3 million in 2006. A decrease in the average number of employees was offset by an overall salary increase.

•	Other operating expenses decreased by 2.3%, mainly due to a decrease in advertising expenses as well as expenses for repair and maintenance as a result of cost reduction measures.

•	Depreciation and amortization increased by 3.2% mainly due to an increase in amortization of intangible assets (mainly software) following an increase in investments related to the development of new products and services.
External segment expenses remained relatively stable in 2005. An increase in personal expenses as well as depreciation and amortization expenses was offset by a decrease in other operating expenses.

•	Goods and services purchased remained stable in 2005. A decrease in the number and average prices of handsets purchased for resale was offset by a transfer of expenses from Fixnet (which was recorded as intersegment expense) to Belgacom International Carrier Services as a result of the Belgacom transaction. Since this transaction, Mobile now routes international outgoing traffic directly through Belgacom. For details of the Belgacom transaction see “Item 4: Information on the company – Fixnet – Wholesale Traffic”.

•	Personnel expenses increased by 3.9% due to an overall salary increase as well as termination benefits of CHF 8 million in 2005. These effects were partially offset by a slight decrease in the number of employees as a result of cost reduction measures initiated in 2005.

•	Other operating expenses decreased by 4.4%, mainly due to a decrease in expenses for advertising and maintenance and repair as part of cost reduction measures. In addition, energy costs are no longer recorded under other operating expenses but under intersegment expenses, following the introduction of a centralized energy cost settlement by Swisscom’s real-estate company Swisscom Immobilien AG in 2005.

•	Depreciation and amortization increased by 3.9% due to investments made in 2004 for the rollout of new broadband technologies.
Intersegment expenses
Intersegment expenses comprise primarily network fees to Fixnet for mobile calls terminated on other networks, commissions payable for the acquisition of new customers or the extension of existing contracts in the Swisscom shops, rent, information technology cost and management fees.
Intersegment expenses decreased by 9.4% in 2006 and by 9.0% in 2005, primarily due to the Belgacom transaction, which resulted in Mobile routing its international outgoing traffic directly through the new company instead of Fixnet and the corresponding costs now being recorded under external expenses. In 2005, this effect was partially offset by energy cost billed by Swisscom’s real-estate company Swisscom Immobilien AG. The introduction of a centralized energy cost settlement in 2005 resulted in such cost being recorded as intersegment expenses whereas they previously had been recorded as external expenses.
Excluding the impact of the transfer of the Swisscom shops from Swisscom Fixnet to Mobile, Mobile expects total segment expenses to remain relatively stable in 2007.
Segment margin
Segment margin remained relatively stable in 2006.
Segment margin decreased from 37.1% to 35.4% in 2005 primarily reflecting the reduction of termination rates as of June 1, 2005 as well as the introduction of new tariff models.
The transfer of the Swisscom shops from Swisscom Fixnet to Swisscom Mobile is expected to have a slightly negative impact on Mobile’s margin, as this business was characterized by low margins. However, Mobile expects the segment margin to remain relatively stable in 2007.

Solutions
Revenue from Solutions comprises primarily revenue from national and international fixed-line voice telephony services to business customers, revenue from leased lines, revenue from Intranet services, revenue from other service business and revenue from solution business. See “Item 4: Information on the Company – Solutions”.
Effective February 28, 2006, Solutions took over 300 mid- to large-sized customers, the related assets and 120 employees from Siemens Schweiz AG, extending its know-how in planning, installing, operating and maintaining company-internal voice and data networks. Furthermore, the parties agreed that Siemens will provide Swisscom Solutions with support, including technical support for its technicians and engineers, and current and future PBX-related products. Solutions also agreed to collaborate with Siemens Schweiz AG on a commercial basis.
The following table sets forth the segment results for Solutions and the percentage changes therein for the periods presented:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Net revenue from external customers	1,072	1,123	1,279	(4.5)	(12.2)
Intersegment net revenue	148	145	158	2.1	(8.2)

Net revenue	1,220	1,268	1,437	(3.8)	(11.8)
Segment expenses	1,188	1,233	1,350	(3.6)	(8.7)

Segment EBIT	32	35	87	(8.6)	(59.8)

Segment margin	2.6%	2.8%	6.1%
The following table sets forth net revenue from external customers generated by Solutions for the periods indicated:
Net revenue from external customers

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
National and international traffic	200	239	297	(16.3)	(19.5)
Leased lines national	122	147	184	(17.0)	(20.1)
Intranet Services	140	152	173	(7.9)	(12.1)
Other Service Business	230	247	272	(6.9)	(9.5)
Solution Business	338	283	277	19.4	2.2
Other revenue	42	55	76	(23.6)	(27.6)

Total Solutions external revenue	1,072	1,123	1,279	(4.5)	(12.2)

In 2006 and 2005, Solutions’ total external revenue decreased by 4.5% and 12.2%, respectively, primarily due to a decrease in national and international traffic revenue as a result of a decrease in traffic volumes and lower average tariffs as well as a decline in revenue from leased lines, Intranet services and other services business due to price pressure and the substitution of older technologies through IP-based services. This decrease was partially offset by an increase in Solution Business revenue resulting primarily from the Siemens deal.
Solutions expects a slight decrease in revenue from external customers in 2007. Further decreases in traditional traffic and data services due to fierce competition as well as substitution through IP-based services are expected to be mostly offset by growth in revenue from system integration and outsourcing services and new convergent products and services.
National and International Traffic. Revenue from national and international traffic consists of charges to business customers for making national and international calls and comprises the same products as those of the Fixnet segment. See “– Fixnet – Access” and “– Fixnet – Retail Traffic”.

The following table sets forth certain information relating to Solutions’ national and international fixed-line traffic revenue:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Local and long-distance traffic revenue	74	87	107	(14.9)	(18.7)
Fixed-to-mobile traffic revenue	76	96	122	(20.8)	(21.3)

Total national traffic revenue	150	183	229	(18.0)	(20.4)
International traffic revenue	50	56	68	(10.7)	(17.6)

Total traffic revenue	200	239	297	(16.3)	(19.5)

Traffic (in millions of minutes)(1):
Local and long-distance traffic	1,540	1,672	1,779	(7.9)	(6.0)
Fixed-to-mobile traffic	246	258	278	(4.7)	(7.2)

Total national traffic	1,786	1,930	2,057	(7.5)	(6.2)
International traffic(2)	342	356	361	(3.9)	(1.4)

Total traffic	2,128	2,286	2,418	(6.9)	(5.5)

(1)	Figures do not include VoIP (Voice over IP) traffic.

(2)	Based on minutes of outgoing international traffic as determined for retail customer billing purposes. Does not include international wholesale traffic originating outside Switzerland.
Total traffic revenue decreased by 16.3% and 19.5% in 2006 and 2005, respectively, mainly due to lower average tariffs due to intense competition as well as a decrease in tariffs for fixed-to-mobile traffic following a reduction of termination rates from Swisscom Mobile effective June 1, 2005. In addition, traffic volumes decreased as a result of the continuing substitution of fixed-line traffic by mobile or other services such as Voice over IP (VoIP) and a continuing increase in the usage of the Internet (E-Mail). However, as a result of successful customer win-back and retention programs, Solutions was able to minimize its loss in voice traffic market share, which only slightly decreased in 2006.
Leased Lines national. Revenue from leased lines national comprises revenue from business customers in Switzerland for the provision of leased lines services. See “Item 4: Information on the Company –Solutions – Leased Lines National”.
The following table sets forth, for the periods indicated, certain information relating to Solutions’ leased lines national revenue:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Leased lines national revenue	122	147	184	(17.0)	(20.1)
Revenue from leased lines national decreased by 17.0% and 20.1% in 2006 and 2005, respectively, mainly due to the migration from leased lines to IP-based services, which are recorded under Intranet services revenue, and as a result of a decline in prices due to continuing competitive pressure.
Intranet Services. Revenue from Intranet Services comprises revenue from managed VPN services, based on multiprotocol label switching (MPLS) services offered to business customers. See “Item 4: Information on the Company –Solutions – Intranet Services”.

The following table sets forth, for the periods indicated, certain information relating to Solutions’ Intranet services revenue:

	Year Ended			Year Ended
CHF in millions (except percentages)	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Intranet services revenue	140	152	173	(7.9)	(12.1)
Intranet services revenue decreased by 7.9% and 12.1% in 2006 and 2005, respectively, as a result of a decline in prices due to strong competition, partially offset by an increase in volume resulting from the migration from other technologies such as leased lines to new IP based technologies.
Other Service Business. Revenue from Other Service Business comprises mainly revenue from private network services, business Internet services, international data services, as well as revenue from business numbers. See “Item 4: Information on the Company –Solutions – Other Service Business”.
The following table sets forth, for the periods indicated, certain information relating to Solutions’ Other Service Business revenue:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Total Other Service Business revenue(1)	230	247	272	(6.9)	(9.2)

(1)	Includes revenue from Infonet Switzerland.
Total other service revenue decreased by 6.9% and 9.2% in 2006 and 2005, respectively, mainly as a result of a decrease in revenue from private networks and public data networks due to customers migrating to more cost efficient IP-based services.
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
The following table sets forth, for the periods presented, certain information related to revenue from solution business of Solutions:

	Year Ended			Year Ended
CHF in millions (except percentages)	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Customer Service revenue(1)	129	130	148	(0.8)	(12.5)
System Integration revenue(2)	167	122	104	36.9	17.8
Outsourcing revenue	42	31	25	35.5	26.0

Total Solution Business revenue	338	283	277	19.4	2.2

(1)	Includes primarily maintenance of private branch exchanges (PBX) and local area networks (LAN).

(2)	Includes primarily the sale and integration of private branch exchanges PBX and local area networks (LAN).
Total Solution business revenues increased by 19.4% in 2006 compared to 2005, mainly as a result of the Siemens deal as well as the continuing demand for the integration of data and telecommunication infrastructure and outsourcing services.
Total revenue from solution business increased by 2.2% in 2005, mainly as a result of an increase in System Integration revenue as a result of an increasing demand for the integration of data and telecommunication infrastructure and an increase in Outsourcing revenue due to newly acquired outsourcing projects. These effects were partially offset by a decrease in Customer Services revenue due to a declining number for maintenance of PBX equipment and price pressure.
Other revenue comprises primarily revenue from the rental of private branch exchanges (PBX) to business customers. For a description of these services, see “Item 4: Information on the Company –Solutions – Other”.
The following table sets forth, for the periods indicated, certain information with respect to Solutions’ other revenue:

	Year Ended			Year Ended
CHF in millions (except percentages)	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Other revenue	42	55	76	(23.6)	(27.6)
Total other revenue decreased by 23.6% in 2006 and 27.6% in 2005, due to a reduction in PBX rental contracts reflecting a decreasing demand for PBX rentals.
Intersegment revenue. Intersegment revenue comprises primarily revenue from system integration, outsourcing, leased lines and intranet services as well as business numbers.

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Intersegment net revenue	148	145	158	2.1	(8.2)
In 2006, intersegment revenue remained relatively stable.
Intersegment revenue decreased by 8.2% in 2005, mainly due to a decrease in revenue for services and repairs of fixed and mobile network telephony equipment mainly from Swisscom Fixnet and Swisscom Mobile as Solutions’ service and repair center was sourced out to a third-party provider in the course of 2004.
Segment expenses

	Year Ended			Year Ended
CHF in millions (except percentages)	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Goods and services purchased	240	197	150	21.8	31.3
Personnel expenses	279	261	289	6.9	(9.7)
Other operating expenses	43	43	59	0.0	(27.1)
Depreciation and amortization	34	39	46	(12.8)	(15.2)
Capitalized costs and other operating income	(8)	(7)	(4)	14.3	75.0

Total external segment expenses	588	533	540	10.3	(1.3)
Intersegment expenses	600	700	810	(14.3)	(13.6)

Total segment expenses	1,188	1,233	1,350	(3.6)	(8.7)

External segment expenses
Total external segment expenses increased by 10.3% in 2006, primarily due to an increase in goods and services purchased and personnel expenses.
•	Goods and services purchased increased by 21.8% due to an increase in outsourcing and system integration services provided and as a result of the Siemens deal.

•	Personnel expenses increased by 6.9% due to an increase in the number of employees resulting from the Siemens deal.

Total external segment expenses decreased by 1.3% in 2005 primarily due to a decrease in other operating expenses and personnel expenses partially offset by an increase in goods and services purchased.
•	Goods and services purchased increased by 31.3% mainly reflecting an increase in equipment and services purchased relating to the increase in revenue from outsourcing and system integration services.

•	Personnel expenses decreased by 9.7% due primarily to a decrease in termination benefits from CHF 23 million in 2004 to CHF 0 million in 2005. Excluding termination benefits, personnel expenses decreased by 1.9% due to a decrease in the average number of employees.

•	Other operating expenses decreased by 27.1% mainly due to a decrease in expenses for information technology. Expenses in 2004 included expenses for the development of a new billing system as well as expenses relating to the preparation of the merger of Swisscom Enterprise Solutions and Swisscom Systems.

•	Depreciation and amortization expenses decreased by 15.2%, mainly due to a decrease in capital expenditures in 2004 as a result of continuing retrogressively investments in customer premises equipment, since the customers increasingly invest in this equipment by themselves.
Intersegment expenses
Intersegment expenses comprise primarily network fees payable to Fixnet for telephony and leased lines and amounts payable to other divisions for information technology, rental of real estate and management fees.
Intersegment expenses decreased by 14.3% and 13.6% in 2006 and 2005, respectively, mainly reflecting a decrease in the volume and prices of telephony traffic (including a reduction of mobile termination rates) and network services as well as lower expenses for information technology in 2006, due to the fact that Solutions incurred costs in 2005 for the implementation of a new billing system.
Solutions expects total segment expenses to remain relatively stable in 2007. An increase in expenses for customer equipment and services purchased related to the growing business with outsourcing and system integration services is expected to be offset by a further decrease in expenses related to traffic and leased lines.
Segment margin
Segment margin remained relatively stable in 2006 as a decrease in revenue was offset by cost reductions.
Segment margin decreased from 6.1% in 2004 to 2.8% in 2005 due to a decrease in revenue that could not be compensated by cost reductions.
Solutions expects its margin to slightly decrease in 2007 as a decrease in revenue with a higher margin from traditional traffic and data services is expected to be offset by revenue from integrated communication solutions with lower margins.

Other
The following table sets forth the results for the segment Other and the percentage changes therein for the periods presented:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Net revenue from external customers	840	571	476	47.1	20.0
Intersegment net revenue	494	488	503	1.2	(3.0)

Net revenue	1,334	1,059	979	26.0	8.2
Segment expenses	1,424	1,057	991	34.7	6.7

Segment EBIT	(90)	2	(12)	n.a.	n.a.

Segment margin	(6.7)	0.2%	(1.2%)
The following table sets forth net revenue from external customers generated by the segment Other for the periods indicated:
Net revenue from external customers

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Swisscom IT Services Group	346	249	207	39.0	20.3
Swisscom Broadcast	152	150	148	1.3	1.4
Antenna Hungária Group(1)	162	26	—	n.m.	—
Accarda Group	118	115	112	2.6	2.7
Hospitality Services Group	58	31	9	87.1	244.4
Others	4	—	—	n.a.	—

Total other external revenue	840	571	476	47.1	20.0

(1)	Acquisition in October 2005
Swisscom IT Services Group. Swisscom IT Services Group offers end-to-end business solutions primarily in the financial services and telecommunications industries. In addition to business solutions, Swisscom IT Services Group focuses on system integration, outsourcing and IT infrastructure services, including desktop services and data-center services.
Revenues from IT Services increased by 39.0% in 2006, mainly due to the acquisition of Comit AG, an IT specialist in the financial services industry, on January 4, 2006. For further information, see “Item 4: Information on the Company – Other – Swisscom IT Services Group”. In 2006, Swisscom IT Services Group has further strengthened its position in the outsourcing market and has acquired and extended contracts with significant volumes.
IT Services revenue increased by 20.3% in 2005, mainly due to an increase in revenue from IT outsourcing services.
Swisscom IT Services expects the outsourcing business, especially in the financial services industry, to grow further and therefore expects revenue to further increase in 2007.
Swisscom Broadcast. Broadcasting revenue stems from fees for the transmission and broadcasting of analog and digital signals for television and radio broadcasting. Such services from Swisscom Broadcast are provided primarily to the Swiss Broadcasting Corporation (the “SRG”).
Broadcasting revenue remained stable in 2006 and 2005.
Swisscom Broadcast expects revenue to decrease substantially in 2007 due to price reductions as a result of the renewed service contract with SRG effective from 2007 until 2012. The migration from analog to digital broadcasting signals will also result in lower revenues due to a decrease in the number of sites that will be necessary as digital technology provides better coverage than analog technology. These decreases are expected to be partially offset in 2007 by non-recurring revenues for the dismantlement of analog broadcasting infrastructure.
Antenna Hungária Group. Antenna Hungária Group generates most of its revenue from analog TV and radio broadcasting provided primarily to Hungarian broadcasting stations. In addition to broadcast dissemination, Antenna Hungária Group generates revenue with telecommunication (data transmission, VSAT, VAS and ISP) and maintenance and repair services. Swisscom acquired Antenna Hungária Group in two steps in 2005 and 2006.
The effect of full-year consolidation of Antenna Hungária Group in 2006 led to an increase in revenue in 2006.
Antenna Hungária Group expects revenue to slightly decrease in 2007 as a result of a price erosion in the analog broadcasting business.
Accarda Group. Accarda Group comprises the business activities of Billag AG, Medipa Abrechnungskasse AG and Accarda AG, the former Billag Card Services AG, a company that Swisscom acquired in December 2003. Effective July 1, 2005, all activities that had previously been provided by Billag Card Services were incorporated into a newly founded company named Accarda AG that also assumed control over Billag AG and Medipa Abrechnungskasse AG as of this date.
Accarda AG provides customer card services and billing services in the private sector domain. Billag AG provides billing services to public sector authorities, primarily as part of an agreement to collect radio and television reception fees in favor of SRG. Medipa Abrechnungskasse AG operates in the field of medical billing.
Accarda Group revenue increased by 2.6% in 2006, mainly due to the expansion into new business areas such as healthcare and collection services.
Accarda Group expects revenue to increase in 2007 mainly due to the expansion into new business areas and to the addition of new customers.
Hospitality Services Group (formerly Swisscom Eurospot). Hospitality Services provides high-speed Internet access services to guests of the hospitality industry mainly in premium hotels across Europe (excluding Switzerland; where such services are provided through Swisscom Mobile) and the United States of America.
Revenue increased significantly in 2006 and 2005, reflecting the continuing rollout of its business activities in Europe and an increase in the usage of its services.
Hospitality Services expects this trend to continue and revenue to further increase in 2007.
Segment expenses

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Goods and services purchased	164	69	41	137.7	68.3
Personnel expenses	559	419	388	33.4	8.0
Other operating expenses	393	325	296	20.9	9.8
Depreciation and amortization	208	140	169	48.6	(17.2)
Capitalized costs and other operating income	(43)	(25)	(8)	72.0	212.5

Total external segment expenses	1,281	928	886	38.0	4.7
Intersegment expenses	143	129	105	10.9	22.9

Total segment expenses	1,424	1,057	991	34.7	6.7

Total segment expenses increased by 34.7% in 2006, mainly due to newly acquired companies such as Antenna Hungária and Comit and to costs recorded relating to a limited number of outsourcing projects which were acquired by Swisscom IT Services.
•	Goods and services purchased increased by 137.7%, mainly reflecting an increase in expenses for customer equipment and services purchased relating to outsourcing services by Swisscom IT Services (including the acquisition of Comit) and the full-year consolidation of Antenna Hungária.

•	Personnel expenses increased by 33.4%, mainly due to an increase in the average number of employees at Swisscom IT Services, partially reflecting the acquisition of Comit and the integration of employees from outsourcing contracts as well as the full-year consolidation of Antenna Hungária.

•	Other operating expenses increased by 20.9% mainly due to the full-year consolidation of Antenna Hungária and the acquisition of Comit. In addition, expenses increased due to the expansion into new markets, which also includes a provision in the amount of CHF 49 million relating to long-term outsourcing contracts, which Swisscom IT Services recorded in the second quarter of 2006.

•	Depreciation and amortization increased by 48.6% mainly due the full-year consolidation of Antenna Hungária.
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
Total segment expenses are expected to increase in 2007 due to the expected growth in revenue.

Segment margin
Segment margin decreased from a positive margin of 0.2% in 2005 to a negative margin of 6.7% in 2006, mainly due to the costs and a provision relating to long-term IT outsourcing contracts and the negative impact of the depreciation of revalued fixed assets and amortization of intangibles, which were identified on the acquisition of Antenna Hungária.
Segment margin increased from a negative margin of 1.2% in 2005 to a positive margin of 0.2% in 2006, primarily due to an increase in revenue and a reduction in goodwill amortization, partially offset by a provision recorded in 2005 relating to outsourcing projects of Swisscom IT Services.
After relatively high costs for the expansion into new markets and a provision relating to long-term IT outsourcing contracts in 2006, it is expected that a further growth in revenue will result in an increase of the margin of the segment Other.

Corporate
The Corporate segment encompasses Swisscom’s headquarter divisions, group-company shared services, the real-estate company Swisscom Immobilien AG (“SIMAG”) and its social plan programs (PersPec and Worklink). For a description of PersPec and Worklink, see “Item 6: Directors, Senior Management and Employees – Employees – Workforce Reduction and Productivity Improvement”. SIMAG manages Swisscom’s portfolio of real estate properties, some of which it leases to other group companies and, to a limited extent, to third parties. In addition, it provides facility management services, such as energy purchasing, and security and cleaning, for third parties as well as for internal use. For more information on Swisscom’s real estate, see “Item 4: Information on the Company – Property, Plant and Equipment”.
The following table sets forth the results for the segment Corporate and the percentage changes therein for the periods presented:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Net revenue from external customers(1)	70	68	68	2.9	(0.0)
Intersegment net revenue	567	622	540	(8.8)	15.2

Net revenue	637	690	608	(7.7)	13.5
Segment expenses	672	721	709	(6.8)	1.7

Segment EBIT	(35)	(31)	(101)	12.9	(69.3)

(1)	Net revenue from external customers includes rental income, facility management services and other revenue.
Net revenue decreased by 7.7% in 2006 mainly due to lower intersegment revenue, primarily as a result of a change in the recording of costs related to apprentices. Until 2005, such costs incurred by Headquarters for apprentices were recharged to the group companies and the income was recorded as intersegment revenue. In 2006, such costs were recorded as other operating income, which is included within segment expenses.
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
Net revenue is expected to increase slightly in 2007. An increase in fees charged by the group headquarters as a result of the centralization of human resources services in a shared service center is expected to be partially offset by a decrease in revenues following a group wide space optimization program carried out in 2006.
Segment expenses

	Year Ended			Year Ended
CHF in millions (except percentages)	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Personnel expenses	249	228	253	9.2	(9.9)
Other operating expenses	377	436	382	(13.5)	14.1
Depreciation and amortization	58	48	48	20.8	0.0
Capitalized costs and other operating income	(87)	(56)	(27)	55.4	107.4

Total external segment expenses	597	656	656	(9.0)	0.0
Intersegment expenses	75	65	53	15.4	22.6

Total segment expenses	672	721	709	(6.8)	1.7

Total segment expenses decreased by 6.8% in 2006, mainly due to a decrease in other operating expenses and an increase in other operating income, partially offset by an increase in personnel expenses.
•	Personnel expenses increased by 9.2% as a result of the following:

Costs relating to workforce reduction measures are calculated per segment for the employees participating in one of the workforce reduction programs and are recorded as part of that segment’s expense. Until 2005 not all of the cost relating to termination benefits recorded by the segment met the criteria for recognition under IFRS and these costs are eliminated in the Corporate segment. As a result of a new social plan which was introduced in 2006 no costs were eliminated in 2006. The amount of termination benefits eliminated, i.e. deducted from personnel expenses, from the Corporate segment was CHF 21 million in 2005. For further information, see Note 8 to the consolidated financial statements.

•	Other operating expenses decreased by 13.5% in 2006 mainly due to a decrease in rental costs in connection with the group-wide space optimization program carried out by SIMAG in 2005 as well as a decrease in contractors and consultancy expenses as a result of a reduced number of projects in 2006.

•	Capitalized costs and other operating income increased by 55.4% in 2006 mainly as a result of a change in the recording of costs related to apprentices as described above. This effect was partially offset by a decrease in gains from sale of real estate property by SIMAG.
Total segment expenses increased by 1.7% in 2005 primarily due to an increase in other operating expenses, partially offset by a decrease in personnel expenses and an increase in other operating income.
•	Personnel expenses decreased by 9.9% due to the following:

Cost relating to workforce reduction measures are calculated per segment for the employees participating in one of the workforce reduction programs and are recorded as part of that segment’s expense. Not all of the cost relating to termination benefits recorded by the segment meet the criteria for recognition under IFRS. These costs are eliminated in the Corporate segment, i.e. are deducted from personnel expenses. However, expenses related to employees who have been transferred into Worklink are recorded in the Corporate segment. For further information, see Note 8 to the consolidated financial statements.

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

Decrease in pension expense of CHF 9 million. For further details relating to pension expenses see Note 10 of the consolidated financial statements.

•	Other operating expenses increased by 14.1% mainly as a result of the centralization of energy purchases through SIMAG as well as the cost for the group-wide space optimization program carried out by SIMAG in 2005.

•	Capitalized costs and other operating income increased by 107.4% due to an increase in gains from the sale of real estate property by SIMAG.
Total segment expenses are expected to remain relatively stable in 2007. An increase in depreciation expenses following large investments in leasehold improvements by SIMAG is expected to be offset by a decrease in costs for workforce reduction programs due to the decreasing number of participants.

Liquidity and Capital Resources
Cash flows
Swisscom’s primary source of liquidity is cash generated from operations. The following table sets forth certain information regarding Swisscom’s cash flows:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Net Cash provided by operating activities	3,264	3,432	4,066	(4.7)	(15.6)
Net Cash used in investing activities	(4,257)	(1,417)	(1,354)	200.8	4.7
Net Cash provided by / used in financing activities	641	(3,381)	(3,420)	n.a.	(1.1)

Net decrease in cash and cash equivalents from continuing operations	(352)	(1,366)	(708)	(74.2)	92.9

Net increase in cash and cash equivalents from discontinued operations	—	—	4	—	(100.0)
Cash provided by operating activities
Cash provided by operating activities decreased by CHF 168 million in 2006 mainly due to a decrease in earnings before interest and taxes and a first payout of CHF 101 million relating to the interconnection proceedings, partially offset by the special contribution to Swisscom’s pension fund in 2005.
Cash provided by operating activities decreased by 15.6% in 2005 mainly due to a special contribution of CHF 288 million to Swisscom’s pension fund in connection with changes to the plan and an increase in income taxes paid.
Cash used in investing activities
Cash used in investing activities increased from CHF 1,417 million in 2005 to CHF 4,257 million in 2006, mainly due to the repurchase of 25% in Swisscom Mobile from Vodafone for a purchase price of CHF 4.25 billion, a cash inflow of CHF 351 million in 2005 from early repayment of the vendor loans granted to the buyer of debitel, as well as an increase in capital expenditure (see description below). These effects were partially offset by a switch from a net cash outflow of CHF 330 million in 2005 to a net cash inflow of CHF 1,531 million in 2006 from other current and non-current financial assets and a decrease in net investments in subsidiaries and affiliated companies from CHF 404 million in 2005 to CHF 255 million in 2006. For details, see Notes 4 and 24 to the consolidated financial statements.
Cash used in investing activities increased from CHF 1,354 million in 2004 to CHF 1,417 million in 2005, mainly due to an increase in cash used for net investments in subsidiaries and affiliated companies from CHF 112 million in 2004 to CHF 404 million in 2005. For details, see Notes 4 and 24 to the consolidated financial statements. In addition, cash received from the sale of debitel decreased in 2005 compared to 2004. Proceeds from the sale in 2004 amounted to CHF 485 million (representing proceeds from the sale of CHF 616 million less cash and cash equivalents of CHF 131 million that remained with debitel) and cash received from early repayment of the vendor loans granted to the buyer of debitel in 2005 amounted to CHF 351 million. For details regarding this transaction, see Note 37 to the consolidated financial statements. These effects were partially offset by a slight decrease in capital expenditure (see description below) and a decrease in the net investment in other current and non-current financial assets from CHF 757 million in 2004 to CHF 330 million in 2005.

Capital Expenditure. The following table sets forth Swisscom’s capital expenditure by category for the periods presented:

	Year Ended			Year Ended
CHF in millions (except percentages)	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Fixed-line network	457	353	360	29.5	(1.9)
Mobile network	199	238	434	(16.4)	(45.2)
Other intangible assets	229	189	103	21.2	83.5
Buildings and leasehold improvements	154	104	13	48.1	700.0
Other	285	203	226	40.4	(10.2)

Total capital expenditure	1,324	1,087	1,136	21.8	(4.3)

Capital expenditure in the fixed-line network increased by 29.5% in 2006, mainly reflecting the rollout of VDSL, the next generation DSL technology, a prerequisite for simultaneous transmission of several TV channels and rich multimedia services as part of Swisscom’s triple play strategy to offer innovative multimedia services.
Capital expenditure in the fixed-line network remained relatively stable in 2005. A decrease in capital expenditures following the completion of the optimization of the voice switching platform at the end of 2004 was partially compensated by an increase in capital expenditures for the introduction of functionalities and the expansion of capacity in the fixed-line network.
After a decrease of 45.2% in 2005 due to significant expenditures in 2004 for the rollout of new mobile broadband technologies such as EDGE, UMTS and PWLAN, capital expenditure in the mobile network decreased again by 16.4% in 2006, mainly reflecting a decrease in expenditures in the GSM and UMTS networks. This effect was partially offset by expenditures for the introduction of HSDPA in 2006.
Capital expenditure in other intangible assets increased by 83.5% in 2005 and by 21.2% in 2006, mainly reflecting an increase in expenditures related to software and the development of new products and multimedia services such as TV and video on demand.
Capital expenditure in buildings and leasehold improvements, mainly of Swisscom’s real-estate company Swisscom Immobilien AG (SIMAG), increased significantly in 2005 and again in 2006, mainly as a result of a group-wide space optimization program as well as a project to introduce new, standardized workspaces in 2005 and the construction of new data centers primarily for Swisscom IT Services as well as leasehold improvements prior to the relocation of Swisscom Mobile and Swisscom Solutions into a new building in 2006.
Swisscom expects capital expenditure in the fixed network to increase in 2007 as a result of the expected peak in rollout of VDSL in 2007. Expenditures in the mobile network are also expected to increase in 2007, reflecting investments to upgrade the existing core network with IP-functionality.
Cash provided by/used in financing activities
Cash provided by financing activities in 2006 amounts to CHF 641 million and reflects the bank loan of CHF 4.25 billion relating to the repurchase of 25% of Swisscom Mobile from Vodafone. This effect was partially offset by dividend payments to Swisscom shareholders of CHF 907 million and to minority interests of CHF 297 million and the share buy-back of 8% of Swisscom’s outstanding shares of CHF 2,348 million (including part of the withholding tax payment of CHF 136 million resulting from the share buy-back of 2005 which became due in 2006).
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
Cash provided by discontinued operations
Cash provided by discontinued operations from January 1 to June 8, 2004 of CHF 4 million, resulted from cash used in investing activities of CHF 19 million and financing activities of CHF 62 million, partially offset by cash from operating activities of CHF 85 million.
Sources of liquidity
Swisscom expects to be able to meet its financing requirements, including the funding of its pension obligations, from cash flows from operations and bank borrowings. Financing of any acquisition may also include bond issuances.
However, Swisscom is limited in taking on additional debt by the Swiss Confederation’s strategic goals for the period 2006 to 2009. These goals restrict the maximal permissible net debt of Swisscom to, at most, one and a half times earnings before interest, taxes, depreciation and amortization (EBITDA). At year end 2006, net debt of CHF 4,379 million amounted to 1.15 times EBITDA. According to an agreement with the Federal Council, however, the bank loans obtained in connection with the repurchase of a 25% interest in Swisscom Mobile from Vodafone in December 2006 is not to be included in the calculation of net debt for this purpose. Excluding these bank loans, net debt therefore only amounted to CHF 136 million, which is 0.04 times EBITDA.
Capital requirements
Interconnection proceedings. Since 2000, Swisscom has been involved in proceedings with regard to interconnection prices. See Note 27 to the consolidated financial statements. Swisscom has recorded a provision relating to these proceedings based on management’s best estimate of the outcome. After a first ruling of the Federal Court on these proceedings in April 2006, Swisscom has made a first payment of CHF 101 million in 2006 and expects to incur further cash outflows related to these proceedings of approximately CHF 259 million in 2007. As of December 31, 2006, the provisions for potential future payments amounted to CHF 484 million for further cash outflows that Swisscom expects to incur in 2007 and the following years.
Capital Expenditure. Swisscom expects capital expenditure to increase to approximately CHF 1,4 billion in 2007, mainly as a result of an increase in investments in the fixed network reflecting the peak in the rollout of VDSL. For more information, see “– Cash flow – Cash used in investing activities – Capital Expenditure” above.
Potential acquisition of Fastweb. On April 10, 2007, Swisscom launched an all-cash friendly public tender offer for 98.26% of Fastweb’s shares for a maximum total consideration of EUR 3.7 billion. Swisscom already acquired 1.74% of Fastweb’s shares in March 2007. Swisscom will fund the transaction (which will potentially involve refinancing Fastweb’s existing debt in the amount of EUR 1.1 billion) via financial debt, pursuant to a facility agreement Swisscom entered into with a consortium of international banks on March 20, 2007, and, depending on the final acceptance level of the offer, by selling the 4.9 million treasury shares it acquired for CHF 2.2 billion in 2006 through its share buyback program.
Financing activities
The key element of Swisscom’s return policy is the annual distribution of all freely available funds, or the so-called “Equity Free Cash Flow”. For more information on Swisscom’s return policy, see “Item 8: Financial Information – Dividend Policy”.

The following table sets forth Swisscom’s equity free cash flow:

CHF in millions (except percentages)	Year Ended			Year Ended
	December 31,			December 31,
	2006	2005	2004	2006/2005	2005/2004

				(% change)
Cash provided by operating activities	3,264	3,432	4,066	(4.9)	(15.6)
Capital expenditure	(1,324)	(1,087)	(1,136)	21.8	(4.3)
Repurchase of 25% in Swisscom Mobile	(4,258)	—	—	n.a.
Net proceeds from investments in other non-current financial assets(1)	(1)	240	72	n.a.	233.3
Proceeds from sale of debitel	—	351	616	n.a.	(43.0)
Net investments in subsidiaries	(246)	(303)	(112)	(18.8)	170.5
Net investments in affiliated companies	(9)	(101)	—	(91.1)	n.a.
Repayment of financial liabilities	—	—	(256)	—	n.a.
Issuance of financial liabilities	4,242	—	—	n.a.	n.a.
Dividends paid to minority interests	(297)	(367)	(360)	(19.1)	1.9
Other cash flow from investing and financing activities, net(2)	46	38	23	21.1	65.2

Equity free cash flow	1,417	2,203	2,913	(35.7)	(23.4)

(1)	Comprises cash flows from (i) the purchase and sale of other non-current financial assets; and (ii) loans receivable granted and repaid.

(2)	Comprises cash flows from (i) proceeds from the sale of fixed assets; (ii) other cash flows from investing activities; and (iii) net purchase of treasury stock for share-based payment.
Equity free cash flow is a non-GAAP measure. Swisscom uses equity free cash flow of a financial year as a measure of the amount that is, according to its stated return policy, to be distributed to shareholders in the following year in the form of dividend payments and share buy-backs. Equity free cash flow is not a substitute for net cash provided by operating activities or other measures of cash flow under IFRS. Equity free cash flow as presented by Swisscom may not be comparable to measures with similar names presented by other companies. Swisscom believes that presenting this measure provides investors with useful information regarding the likely size of Swisscom’s share buy-back program.
On the basis of the equity free cash flow generated, Swisscom’s Board of Directors will propose a dividend of CHF 17 per share (totaling CHF 881 million) to the Annual General Meeting, which will take place on April 24, 2007. Depending on the acceptance level of Swisscom’s tender offer for the shares of Fastweb and following the closing of the transaction, Swisscom may review its future payout policy with a view to further increasing its attractiveness. See “Item 8: Financial Information – Dividend Policy”.

Contractual Obligations and Commercial Commitments. The following tables show Swisscom’s total contractual obligations and commercial commitments as of December 31, 2006:

Contractual Cash Obligations	Payments due by period in
CHF in millions		Less than			more than
	Total	1 year	1 – 3 years	4 – 5 years	5 years

Cross-border tax lease obligations(1)	3,603	303	134	246	2,920
Finance lease obligations(2)	1,677	83	197	74	1,323
Operating leases(3)	981	118	222	210	431
Unconditional purchase obligations(4)	364	328	36	—	—
Syndicated bank loan(5)	4,594	1,595	125	2,874	—
Other current liabilities(6)	50	50	—	—	—

Total contractual cash obligations	11,269	2,477	714	3,405	4,674

(1)	Represents total future payment commitments for the liability that is recorded on the balance sheet as described below. Under the terms of the agreements, Swisscom incurred debt the majority of which it defeased by making cash deposits. At December 31, 2006, the net present value of the lease obligations is CHF 1,459 million and the amount on deposit is CHF 1,125 million. The net present value of cash outflows in the future is therefore only CHF 334 million.

(2)	Represents total future payment commitments under finance leases. In 2001, Swisscom entered into two agreements for the sale of real estate and at the same time entered into agreements to lease back part of the sold property space. A number of the leaseback agreements qualify as finance leases. Total payments of CHF 1,508 million relating to these finance leases are included in the table above. Also included in the table above is a payment of CHF 169 million relating to one additional cross border lease transaction. No amounts were placed on deposit for these leases.

(3)	Represents the total future minimum lease payments resulting from operating lease contracts.

(4)	Represents primarily total contractual commitments for future capital expenditures.

(5)	Represents total future payment commitments for the syndicated bank loan incurred in connection with the repurchase of 25% in Swisscom Mobile AG in December 2006. The transaction was financed through four equal bank loans from four financing institutes. These bank loans were syndicated in a banking consortium in the first quarter of 2007. The loan is divided up into two tranches. The first tranche of CHF 1,500 million has a term of one year with an extension option of a further year. The second tranche of CHF 2,750 million has a term of five years. See Note 25 to the consolidated financial statements.

(6)	Represents the remaining purchase price relating to several acquisitions.
Conditional obligations
Pension plan
The total underfunding of Swisscom’s pension plan as of December 31, 2006 was CHF 1,597 million, of which CHF 719 million were recognized in the balance sheet. This accrued liability, which is impacted by various actuarial assumptions, is expected to differ from the present value of estimated future payments. In 2007, Swisscom expects to make contributions to the pension plan in the amount of CHF 393 million, including CHF 50 million to build up reserves. Swisscom does not expect to have material funding requirements for the plan and the amounts for future payments are therefore not included in the table above. See Note 10 to the consolidated financial statements for more information
Off-balance sheet arrangements/Cross-border leases
Between 1996 and 2002, Swisscom entered into several cross-border sale-leaseback or lease-leaseback arrangements under the terms of which parts of its fixed and mobile networks were sold or leased on a long-term basis to US equity trusts which simultaneously leased the equipment back to Swisscom. The initial sale or lease and the leaseback transactions were settled at the inception of the agreements, and Swisscom recorded the income from each transaction at the time it was entered into. No other cash payments are currently expected to be made by Swisscom under the lease agreements.
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
As of December 31, 2006 the assets and liabilities resulting from these transactions totaled USD 3,823 million (CHF 4,721 million) and USD 4,092 million (CHF 5,055 million), respectively. In accordance with Interpretation SIC-27 “Evaluating the substance of transactions involving the legal form of a lease”, USD 2,947 million (CHF 3,596 million) met the offsetting criteria and both the asset and the corresponding liability were removed from the balance sheet. The remaining liability and asset of CHF 1,459 million and CHF 1,125 million, respectively, recorded in the balance sheet at December 31, 2006, relate primarily to one lease agreement entered into in 2000. For more information, see Note 25 to the consolidated financial statements.
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
In case of a reduction of the participation of the confederation in Swisscom below 50%, the cross-border sale-leaseback and lease-leaseback arrangements foresee the provision of additional securities such as letters of credit if Swisscom’s rating is below AA-/Aa3 at that time. It is assumed that Swisscom would not comply with this minimum rating requirement. For three contracts, the additional securities have to be provided as soon as the Telecommunications Enterprise Act is amended to permit a sale of the Swiss Confederation’s stake in Swisscom. If Swisscom provides additional securities as required, the contracts will continue unchanged.
Inflation
Swisscom’s results in recent years have not been substantially affected by inflation and changes in prices related thereto.
IFRS compared with U.S. GAAP
Swisscom’s consolidated financial statements have been prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. See Note 43 to the consolidated financial statements for a reconciliation of Swisscom’s net income for the years ended December 31, 2004, 2005 and 2006 and shareholders’ equity as of December 31, 2004, 2005 and 2006 under IFRS to U.S. GAAP.
New Accounting Pronouncements
There are a number of new accounting standards that have been issued that will effect Swisscom’s preparation of its consolidated financial statements in accordance with IFRS and U.S. GAAP. A discussion of these new standards and their effect on Swisscom, to the extent known, is included in Notes 2.25 and 43 to the consolidated financial statements.

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
Swisscom’s Articles of Association provide that the Board of Directors is to consist of seven to nine members. Directors are elected for a term of office of two years with a maximum total term of office of eight years. The Annual General Meeting held on April 24, 2007 will vote on a proposal to extend the maximum total term of office to twelve years. Under Swisscom’s Articles, the Confederation has the right to appoint two Directors as its representatives, although it currently has designated only one such Director. Currently, Felix Rosenberg is representing the Confederation on the Swisscom Board of Directors. Under the TUG, Swisscom’s employees are entitled to adequate representation on the Board of Directors, and Swisscom’s Articles provide that there must be two representatives of employees on the Board. The employees are entitled to propose candidates to the Board of Directors who are ultimately elected by the Annual General Meeting. Currently, Michel Gobet and Hugo Gerber are representing Swisscom’s employees on the Board.
As authorized by the TUG and the Swiss Code of Obligations, the Board of Directors has delegated overall executive management of Swisscom to the CEO. The CEO is entitled to delegate his powers to other members of the Group Executive Board (Gruppenleitung) comprising senior executive officers of Swisscom. The Board of Directors is also authorized to delegate certain powers to committees or to individual members of the Board, and pursuant thereto, the Board has established the following committees:
•	The Audit Committee, chaired by Mr. Vock, met eight times in 2006. It assists the Board in observing its responsibility to ensure that Swisscom’s financial systems provide accurate and up-to-date information on its financial position and that Swisscom’s published financial statements present a true and fair reflection of this position. It also assists the Board in ensuring that appropriate accounting policies, internal financial controls, risk management controls and compliance procedures are in place. In particular, the Audit Committee monitors the implementation of the internal control over financial reporting provisions under Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee has advisory powers, to the extent permitted by Swiss law, with respect to the appointment, compensation and retention of Swisscom’s auditors. The Audit Committee is also responsible for overseeing Swisscom’s internal and external auditors and for approving any engagement to render audit or permitted non-audit services.

•	The Finance Committee, chaired by Mr. Kreindl, advises the Board on investment policies, including decisions regarding acquisitions and divestments, the granting of loans and financing. The Finance Committee met five times in 2006.

•	The Personnel and Organization Committee, chaired by Mr. Rosenberg, is responsible for the preparation and execution of decisions relating to personnel matters, compensation policies and collective bargaining, including determining the compensation plans of senior management, the granting of loans and guarantees to senior management as well as management staffing plans. The Personnel and Organization Committee met six times in 2006.

•	The Compensation Committee, chaired by Mr. Scherrer, was established as a fixed, standing committee in 2006. Historically, the Compensation Committee has had a rotating membership. It advises the Board on overall compensation policy and determines the compensation of the Executive Board. The Compensation Committee met two times in 2006.

•	The Nomination Committee, chaired by Mr. Scherrer, nominates members of the Group Executive Board. It also has rotating membership and meets on an ad hoc basis. In 2006, the Nomination Committee met three times.
Swisscom does not have service contracts with its directors that provide for benefits upon termination of employment, beyond their legal entitlement in accordance with applicable employment laws.
The members of the Board of Directors of Swisscom and their ages at December 31, 2006, positions and committee memberships were as follows:

			First	Current
Name	Age	Title	Appointed	Term Ends
Anton Scherrer(1)(2)(3)(4)	64	Chairman	2005	April 2008
Fides P. Baldesberger(3)	53	Director	2005	April 2007
Hugo Gerber(1)^	51	Director	2006	April 2008
Michel Gobet(1)^	52	Director	2003	April 2007
Torsten G. Kreindl(3)(4)	43	Director	2003	April 2007
Catherine Mühlemann(3)	40	Director	2006	April 2008
Felix Rosenberg(1)(4)*	65	Director	1998	April 2007
Richard Roy(2)	51	Vice Chairman	2003	April 2007
Othmar Vock(2)(4)	63	Director	2005	April 2007

(1)	Member of the Personnel and Organization Committee

(2)	Member of the Audit Committee

(3)	Member of the Finance Committee

(4)	Member of the Compensation Committee

*	Representative of the Confederation

^	Employee Representative
Anton Scherrer
Swiss citizen
Education: Swiss diploma in food technology ETH; Dr. sc. techn. ETH.
Career: Research, consultancy and management in several industrial companies and breweries in Switzerland and abroad; 1984–1991 delegate of the Board of Directors of Hürlimann Holding AG; 1991–2001 Managing Director of Migros co-operative, with responsibility for 14 industrial enterprises and the entire logistics; 2001–2005 Chairman of the Head Office and of the operative committee of retail trade of the Migros co-operative; until end of June 2005 chairman of Migros Bank Board of Directors, Globus magazine and the international travel company Hotelplan.
Other mandates: Member of the executive committee of economiesuisse; member of the advisory committee of the corporate group Theo Müller GmbH & Co., KG, Aretsried (D); member of the Advisory Board of Digma Management Consulting AG, Zurich; member of the Executive Committee of the Institute for Marketing and Trade at the University of St. Gallen.
Fides P. Baldesberger
Swiss citizen
Education: lic. phil. I; diploma in gemmology (GG. GIA).
Career: since 1985 CEO and since 1987 also president of the Board of Directors of Outils Rubis SA.
Other mandates: Member of the foundation committee of the W.A. de Vigier foundation for the promotion of young Swiss entrepreneurs; member of the foundation for the International Red Cross Committee.
Hugo Gerber
Swiss citizen
Education: diploma in postal services; management diploma IMAKA, Personnel & organizational development Solothurn University of Applied Sciences, North-West Switzerland.
Career: 1986–1990 General Secretary ChPTT; 1991–1999 General Secretary VGCV; 2000–2003 General Secretary of the Transfair union; since 2003 President of the Transfair union.
Other mandates: Member of SUVA Board of Directors; member of Publica cash commission; Member of Worklink Board of Directors; Vice President of the support fund for federal employees; president of the foundation council of ARC education institute; member of the Board of Travail.Suisse and President of the Forum Politique Suisse.
Michel Gobet
Swiss citizen
Education: Degree in history.
Career: Central Secretary and Vice General Secretary of the PTT Union; since 1999 Secretary of the Union Communication.
Other mandates: Member of Union Network International, Vice President of the European Executive Committee for Telecommunications.
Torsten G. Kreindl
Austrian citizen
Education: Degree in industrial engineering; Dr. sc. techn.
Career: Chemie Holding AG; W. L. Gore & Associates Inc.; Member of the Management Board of Booz Allen & Hamilton, Germany; 1996–1999 Head of Broadband Cable Business Deutsche Telekom AG and Chief Executive Officer of MSG Media Services; 1999–2005 Partner at Copan Inc.; since 2005 Partner of Grazia Equity GmbH.
Other mandate: member of the Supervisory Board of VoiceTrost AG.
Catherine Mühlemann
Swiss citizen
Education: lic. phil I; certified Public Relations consultant.
Career: 1994–1997 Head of Media Research Swiss Television DRS; 1997–1999 program manager SF1 and SF2; 1999–2001 program director TV3; 2001–2003 General Manager of MTV Central; 2003–2005 General Manager of MTV Central & Emerging Markets; since 2005 General Manager of MTV Central & Emerging Markets and Viva Media GmbH (Viacom).
Other mandates: Chairman of the Supervisory Board of Z+ Broadcasting Company Budapest; President of the Board of Directors of S Media Vision AG, Zurich; Member of Friedrich Ebert Foundation.
Felix Rosenberg
Swiss citizen
Education: Degree in law (lic. iur.).
Career: 1968–1969 Clerk to the local court in Baden; 1969 1974 Secretary of the Finance,- Forest and Military Department of the Canton Thurgau, 1974–1989 Member of the Cantonal Government of Thurgau; 1989–1997 Member of the PTT Executive Board; 1989–1998 Chief Executive Officer of Telecom PTT and, until end of March 1998, of Swisscom.
Other mandates: Chairman of the Board of Directors of Voigt AG and De Martin AG; Member of the Board of Directors of Huser & Peyer AG; President of the Board of Trustees of the Swiss Pro Patria Foundation.
Richard Roy
German citizen
Education: Degree in engineering (university of applied sciences).
Career: Hewlett Packard (HP); 1995–1997 Member of the Executive Board of Siemens Nixdorf Informationssysteme AG; 1997–2001 Chief Executive Officer of Microsoft GmbH (Germany); 2001–2002 Vice President of the Corporate Strategy Division of Microsoft EMEA (Paris, F); since 2002 independent management consultant.
Other mandates: Chairman of the Supervisory Board of Balda AG, Bad Oeyenhausen (D); Vice-President of the Supervisory Board of Premiere AG, Unterföhring (D); member of the Supervisory Board of Update Software AG, Vienna.
Othmar Vock
Swiss citizen
Education: Commercial diploma; MBA IMD, Lausanne; diploma in export management.
Career: 1975–1983 Commercial Financial Director of Ciba-Geigy Group; 1984–1990 Financial Director of Tax/Controlling of the Roche Group; 1990–1993 Director of Internal Auditing for the Roche Group; 1993–2004 Chief Financial Officer of Givaudan SA (formerly fragrance/flavors business unit, subgroup of the Roche Group).
Other mandates: Member of the Admission Office of SWX Swiss Exchange; Member of the Board of Directors of lvoclar-Vivadent, Schaan; Member of the Board of Directors of Cytos AG, Schlieren; Member of the Board of Directors of Balda AG, Bad Oeynhausen (D).

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
In addition to the benefits in their employment contracts, members of the Group Executive Board are entitled to a termination payment equal to their annual salary (including bonus) should a new majority shareholder and/or new chairman of the Board of Directors of Swisscom terminate their employment relationship within 12 months of the new majority shareholder or chairman assuming such position. Furthermore, those members who were elected to the Group Executive Board as CEO of a strategic group company are entitled to such a termination payment if a new majority shareholder and a new chairman of the Board of Directors of the respective group company terminates their employment relationship within the first 12 months following a takeover of the respective group company.
The members of Swisscom’s Group Executive Board are appointed for an unlimited term. The following table shows their ages and positions at December 31, 2006:

Name	Age	Position	Appointed
Carsten Schloter	43	CEO of Swisscom AG	January 2006(1)
Adrian Bult	47	CEO of Swisscom Mobile AG	March 2006(2)
Ueli Dietiker	53	CEO of Swisscom Fixnet Deputy CEO of Swisscom AG	March 2006(3)
Stefan Nünlist	45	Chief Communications Officer of Swisscom AG	July 2001(4)
Günter Pfeiffer	48	Group Head of Human Resources	June 2004(5)
Daniel Ritz	40	Chief Strategy Officer of Swisscom AG	September 2006(6)
Mario Rossi	46	CFO of Swisscom AG	March 2006(7)
Jürg Rötheli	43	CEO of Related Businesses	April 2005(8)
Urs Schaeppi	46	CEO of Swisscom Solutions AG	March 2006(9)
Michael Shipton	50	CEO of Swisscom IT Services AG	August 2005(10)

(1)	Member of Swisscom’s Executive Board since 2000

(2)	Member of Swisscom’s Executive Board since 1998

(3)	Member of Swisscom’s Executive Board since 2001

(4)	Member of Swisscom’s Executive Board since 2001

(5)	Member of Swisscom’s Executive Board since 2004

(6)	Member of Swisscom’s Executive Board since 2006

(7)	Member of Swisscom’s Executive Board since 2006

(8)	Member of Swisscom’s Executive Board since 2001

(9)	Member of Swisscom’s Executive Board since 2006

(10)	Member of Swisscom’s Executive Board since 2001
Carsten Schloter
German citizen
Education: degree in business administration.
Career: 1985–1993 various positions at Mercedes Benz France SA; 1992–1994: Member of the Management Board at debitel France SA; 1995–1999 various positions at debitel Germany; 1999 Member of the Management Board at debitel AG; 2000–2001 Head of Public Com and Head of Mobil Com of Swisscom; 2001–January 2006 Chief Executive Officer at Swisscom Mobile AG, since January Chief Executive Officer at Swisscom AG.
Since March 2000 Member of the Executive Board of Swisscom.
Other mandates: Member of Supervisory board of Vodafone D2 GmbH.
Adrian Bult
Swiss citizen
Education: degree in business administration (lic. oec.).
Career: 1984–1997 IBM Switzerland; during that time 1993–1994, Business and Unit Manager of Swiss banks, and 1995–1997 Regional Manager of IBM Switzerland, as well; 1997–2000 Head of IT of Telecom PTT; then head of Consumer Communications (now called Fixnet); October 2001–March 2006 Chief Executive Officer of Swisscom Fixnet AG; since March 2006 Chief Executive Officer of Swisscom Mobile AG.

Since January 1998 member of the Executive Board of Swisscom.
Other mandates: Member of the Management Board of the marketing society, Member of the Board of Directors of Swissgrid nationale network association.
Ueli Dietiker
Swiss citizen
Education: Swiss certified public accountant.
Career: 1972–1988 ATAG Ernst & Young; 1988–1994 various positions with Motor Columbus AG, finally Chief Financial Officer; 1995–December 1998 Chief Financial Officer of Cablecom Holding AG; January 1999–June 2001 Chief Executive Officer of Cablecom Holding AG; September 2001–March 2002 Head of Strategic Growth and Related Businesses of Swisscom AG; July 2003–June 2004 Head of Group Human Resources of Swisscom AG; April 2002–March 2006 Chief Financial Officer and vice Chief Executive Officer of Swisscom AG, since March 2006 Chief Executive Officer of Swisscom Fixnet AG and Vice Chief Executive Officer of Swisscom AG.
Since September 2001 Member of the Executive Board of Swisscom.
Other mandate: Member of the Board of Directors of Zuckermühle Rupperswil AG.
Stefan Nünlist
Swiss citizen
Education: Degree in law (lic. iur.), attorney and notary; Wharton Advanced Management Program (University of Pennsylvania, Philadelphia, USA).
Career: 1991–1996 Federal Department of Foreign Affairs (DFA); 1997–1998 Federal Department of Economic Affairs (DEA); 1999–2000 Atel AG; since January 2001 Head of Group Communications at Swisscom AG.
Since July 2001 Member of the Executive Board of Swisscom.
Other mandates: Member of the Management Board of the Swiss Advertisers’ Federation; Member of the Swiss Tourism Council; Member of Olten Municipal Council.
Günter Pfeiffer
German citizen
Education: Dr. rer. pol; business administration (University of Cologne).
Career: 1988–1995 Detecon, Director of Holding Projects; 1995–1996 T-Mobile, Senior Director International; 1997–1999 VEBA-Telekcom, Vice Marketing Chairman; 2000–2004 Head of Participation Management at Swisscom AG; since June 2004 Head of Group Human Resources of Swisscom AG.
Since June 2004 Member of the Executive Board of Swisscom.
Daniel Ritz
Swiss citizen
Education: Dr. oec. HSG (business administration).
Career: 1988 Internship, Ciba-Geigy (now Novartis); 1992–1993 Project Manager, University of St. Gallen; 1994–2001 consultant, Boston Consulting Group AG; 2001–2006 Partner, Boston Consulting Group AG, since September 2006 Chief Strategy Officer Swisscom AG.
Since September 2006 Member of the Executive Board of Swisscom.
Mario Rossi
Swiss citizen
Education: Swiss certified public accountant.
Career: 1988–1992 Controller Elco Looser Group, 1992–1994 Corporate Controller Lindt & Sprüngli AG; 1994–1998 Chief Financial Officer of Karl Steiner Group; 1998–2002 Head of Reporting and Controlling Swisscom AG; 2002–March 2006 Chief Financial Officer of Swisscom Fixnet AG; since March 2006 Chief Financial Officer of Swisscom AG.
Since March 2006 Member of the Executive Board of Swisscom.
Jürg RötheIi
Swiss citizen
Education: Doctorate in law (Dr. iur.); attorney and notary; Wharton Advanced Management Program (University of Pennsylvania, Philadelphia, USA).
Career: 1993–1999 (partner since 1996) Stampfli, Keller & Partner, Solothurn; 1995–1999 General Counsel Interdiscount Holding AG, Simeco Holding AG; January 1999–June 2001 Head of Legal Department of Swisscom AG; July 2001–March 2005 Head of Group Operations & Related Businesses of Swisscom AG; since

April 2005 Chief Executive Officer of Management division Related Business.
Since July 2001 Member of the Executive Board of Swisscom.
Urs Schaeppi
Swiss citizen
Education: DipI. Ing. ETH; lic. oec. HSG (business administration).
Career: 1987–1991 Iveco Motorenforschungs AG; 1991–1994 Head of Marketing Electronics Ascom AG; 1994–1998 plant manager Biberist Paper Factory; 1998–March 2006 Head of Commercial Business and Member of the Executive Board of Swisscom Mobile AG; since March 2006 Chief Executive Officer of Swisscom Solutions AG.
Since March 2006 Member of the Executive Board of Swisscom.
Other mandates: Member of the Board of Directors of the BV Group, Berne.
Michael Shipton
British and Swiss citizen
Education: BSc; PhD.
Career: 1980–1983 British Telecom plc; 1983–1989 Hasler AG; 1989–1994 Head of the Product Development Department at Ascom AG; 1994–1997 Member of the Management Board of the Telecom IT Division, Telecom PTT; January 1997–December 2000 Head of the Business Steering Network Services; January 2001–July 2005 Chief Strategy Officer at Swisscom AG; since August 2005 Chief Executive Officer of Swisscom IT Services.
Since July 2001 Member of the Executive Board of Swisscom
Effective May 15, 2007, Eros Fregonas will become the Chief Executive Officer of Swisscom IT Services and a Member of the Swisscom Executive Board. He will succeed Michael Shipton, who is leaving to take on a new challenge outside Swisscom.
Eros Fregonas
Swiss and Italian citizen
Career: Mr. Fregonas went to school in Switzerland and studied electronic engineering at the Swiss Federal Institute of Technology in Zurich. In the 1990s, Mr. Fregonas worked for Andersen Consulting and between 1996 and 2005 he was employed by the banking/IT firm Boss Lab AG (now B-Source).
Management contracts
The Swisscom Group has not entered into any management contracts with third parties on behalf of subsidiaries belonging to the consolidated group.
Compensation
The aggregate compensation paid by Swisscom to its Board of Directors as a group in respect of 2006 amounted to CHF 2.4 million (CHF 2.3 million in 2005). Swisscom’s Board of Directors approves its own compensation. The aggregate compensation paid by Swisscom to its Group Executive Board members as a group in respect of 2006 amounted to CHF 11.6 million (CHF 9.7 million in 2005). The total amount of Executive Board compensation for 2006 included payments of CHF 2.7 relating to contractual obligations vis-à-vis former members of Swisscom’s Executive Board. Total Executive Board compensation for 2006 also included CHF 4.0 million in bonus compensation. The Executive Board compensation total includes fees, salary payments, bonuses, additional payments, pension plan contributions and other contractual obligations. 25% of the Group Executive Board’s bonuses and 25% of the Board of Directors’ fixed compensation was paid pursuant to Swisscom’s management incentive plan. In 2006, Swisscom paid its CEO and the Chairman of its Board of Directors CHF 1.5 million and CHF 0.4 million, respectively. See Note 36 to the consolidated financial statements.

Employees
Overview
Swisscom is one of the largest employers in Switzerland. As of December 31, 2006, it employed a total of 17,068 employees (full-time equivalents), thereof 15,909 in Switzerland. The following table sets forth the number of Swisscom’s full-time employees in each of its operating segments for the periods indicated.

	As of December 31,
	2006	2005	2004

Fixnet	7,205	7,118	7,500
Mobile	2,457	2,412	2,491
Solutions	1,929	1,795	1,858
Other	4,574	3,868	2,719
Corporate(1)	903	895	909

Total(2)	17,068	16,088	15,477

(1)	Does not include participants in the Worklink and PersPec programs.

(2)	Does not include apprentices.
In 2006, the number of full-time employees increased in all segments. However, this increase was mainly due to several acquisitions of small companies. Without these effects, Swisscom continued to reduce the workforce in the segments of its core business (Fixnet, Mobile and Solutions) in both 2005 and 2006 in order to realize further cost reductions. See “ – Workforce Deployment and Productivity Improvement” below.
In the Fixnet segment; an elimination of 178 positions in declining areas was overcompensated by an increase in the number of employees needed for the introduction of new products such as Bluewin TV and the acquisition of Cybernet, which resulted in an overall increase of 87 full-time employees in 2006.
In the Mobile segment, the increase of 45 full-time employees in 2006 was due to the acquisitions of Swapcom and Minick. Without these effects, Mobile reduced its number of employees by 80.
In the Solutions segment, the increase of 134 full-time employees was mainly due to the 125 employees taken over together with certain business areas from Siemens Schweiz AG in a 2006 asset deal.
The fast growing number of employees in the Other segment over the three year period under review is mainly due to several acquisitions, such as the acquisition of Antenna Hungária in 2005, the acquisition of Comit by Swisscom IT Services and the acquisition of Core Communications by Hospitality Services in 2006. At the same time, the number of employees at Swisscom IT Services has grown substantially as a result of the growing business in IT outsourcing services.
Status of Employees
Until January 1, 2001, the substantial majority of Swisscom’s employees, other than middle and upper level management, had civil servant status (Beamtenstatus) under Swiss law or were hired under public law contracts. Since then, in accordance with the TUG, all Swisscom employment contracts have been governed by private law. In addition, all Swisscom employees, other than middle and upper level management, temporary employees and trainees, are covered by the collective bargaining agreement (Gesamtarbeitsvertrag, or “GAV”). The original GAV, concluded with the trade unions in July 2000, was effective until the end of 2003 and was extended with minimal amendments until the end of 2005. In September 2005, Swisscom and the trade unions reached an agreement on a new GAV and social plan. The new GAV has only minimal changes relating to new regulations for temporary staff, child allowances for single parent with low employment levels and the implementation of a two-week paternity leave. The new social plan increasingly focuses on the personal situations of affected employees and, with regard to its benefits, differentiates between certain groups (e.g., age groups). Both the GAV and social plan will remain in effect for at least two years beginning January 2006.
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
Workforce Deployment and Productivity Improvement
Mainly as a result of several acquisitions as described above, the number of Swisscom employees increased by 980 FTEs (full-time equivalents) as of year end 2006. However, Swisscom continued to reduce its workforce in its declining traditional businesses and certain divisions within Swisscom Fixnet, Swisscom Mobile and Swisscom Solutions eliminated a total of 256 positions. Due to further restructuring plans, Swisscom expects to eliminate 394 additional positions in Fixnet, Solutions and Mobile in 2007.
To date, Swisscom has achieved its workforce reduction goals without any unilateral terminations of regular employees, using a social plan which features a variety of measures. The main features of the social plan are an outplacement program (PersPec), and an employment program (Worklink). Only employees in Switzerland covered by the GAV are entitled to benefit from Swisscom’s social plan.
The outplacement program PersPec provides employees affected by workforce reduction measures training and assistance in finding employment outside of Swisscom. At the end of 2006, the outplacement program counted 111 participants (in full-time positions). In connection with this program and other social plan measures, Swisscom incurred termination charges of CHF 39 million in 2005 and CHF 14 million in 2006. See Note 8 to the consolidated financial statements.
The employment program Worklink aims at finding temporary positions for long-serving Swisscom employees above a certain age who could not find new employment through PersPec. Worklink is a joint venture initiated by Swisscom in 2001, together with the personnel service company Manpower AG and the trade unions. At the end of 2006, Worklink counted 429 participants (full time equivalents). The costs of Worklink do not qualify for the creation of provisions, as the employment relationship with the employees concerned has not been terminated. Salaries and wages for Worklink participants amounted to CHF 68 million in 2005 and CHF 82 million in 2006.
On December 31, 2006, the obligation relating to Worklink participants and other social plan measures for which provisions cannot be recorded amounted to CHF 43 million.
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
In addition, the rates for converting savings accounts into pensions were reduced and employer and employee contributions increased. Swisscom has also committed to pay additional contributions of 3.0% of employees’ total insured salaries for a period of five years to comPlan to build up reserves in the plan. The additional contributions will total approximately CHF 225 million and can be used to fund future employer contributions if comPlan’s investments generate sufficient returns to build up these reserves themselves. The plan amendments resulted in a decrease in the pension liability of CHF 104 million. In 2007, Swisscom expects to make contributions to the comPlan in the amount of CHF 293 million, including CHF 51 million to build up reserves.
The determination of Swisscom’s pension liability and net periodic pension expense in its consolidated financial statements is based on guidelines established by the International Financial Reporting Standards (IFRS). As of December 31, 2006, the amount of the pension liability in excess of plan assets was CHF 1,597 million (CHF 1,727 million as of December 31, 2005), of which only CHF 719 million (CHF 805 million as of December 31, 2005) was recorded in the balance sheet as a liability. The liability and expense amounts for pension benefits are dependent on the actuarial assumptions used by Swisscom’s actuary. From the date of comPlan’s inception in January 1999 to December 31, 2005, the cumulative actual return on assets has been lower than the expected return. Due to this unfavorable development of the capital markets, as of December 31, 2006 Swisscom had an unrecognized actuarial loss and unrecognized prior service cost totaling CHF 878 million, both of which are subject to future recognition as described in Note 2.20 to the consolidated financial statements.
Swisscom’s employer contributions to comPlan were calculated on the basis of an anticipated long-term rate of return of at least 4.25%. If the actual rate of return on plan assets is lower than 4.25%, contributions would have to be increased to maintain pension benefits. Swisscom’s pension expense under IFRS for 2006 is calculated using an expected return of 3.9%.
Effective January 1, 1999, all Swisscom employees who were members of PUBLICA, the pension plan of the Swiss government, were transferred to comPlan. All employees who were already retired as of that date remained members of PUBLICA. Swisscom settled its liability relating to these employees on December 31, 1998, but, in accordance with a contract with the government, retained a liability for pension indexation. In accordance with this contract, Swisscom must pay PUBLICA the difference between the actual return on plan assets and the government prescribed discount rate, increased by an account maintenance fee. On January 1, 2005, new legislation was introduced to abolish the previously guaranteed annual pension increases and to substitute pension increases based on an annual government review. The PUBLICA legislation has been revised, but Swisscom’s liability has not changed. For more information on Swisscom’s pension plan, see Note 10 to the consolidated financial statements.

Share Ownership
As of March 31, 2007, the members of Swisscom’s Board of Directors and Executive Board owned a total of approximately 9,300 Swisscom shares and options exercisable for approximately 4,100 Swisscom shares. The members of the Board of Directors and Executive Board beneficially hold individually and in the aggregate less than 1% of Swisscom’s shares.
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
Members of Swisscom’s Board of Directors in office at December 31, 2006 did not hold any options under these management incentive plans.
The following table provides summary information relating to options granted under these management incentive plans to the members of Swisscom’s Executive Board in office at December 31, 2006:

	2003	2002
Exercise Period	05/01/2006 -	04/10/2005 -
	04/25/2008	04/09/2007
Exchange ratio(1)	100:1	1:1
Number of options granted	798,000	5,290
Number of options held as of December 31, 2006	98,000	3,120
Exercise price (CHF)	414.62	565.33
Market value as of March 30, 2007 (CHF)(2)	0.41	0.00

(1)	Exchange ratio: Number of options required to purchase one share.

(2)	For information purposes only. Calculated based on the closing price of the shares or, in the case of listed options, of the options on the SWX Swiss Exchange on March 30, 2007. The closing price of the shares on March 30, 2007 was CHF 439.25 per share. For those options for which there was no closing price on March 30, 2007, calculated based on the average of the bid and ask price on that day.
As of 2004, the management incentive plans were structured as share purchase plans, pursuant to which members of middle and upper management, including members of the Board of Directors and Group Executive Board, invest in Swisscom shares with a restriction period of three years. Swisscom may make a contribution on behalf of each participant, except for members of the Group Executive Board, based on the amount of his or her personal investment in the plan for the purpose of acquiring additional shares. Under this plan, Swisscom allocated a total of 1,434 shares to the members its Board of Directors and a total of 2,398 shares to the members of its Group Executive Board in 2006. For a more detailed description of each of these plans, including information on the plans for Swisscom’s middle and upper management, see Note 9 to the consolidated financial statements.
Other Arrangements to Involve Employees in Swisscom’s Capital
In recognition of their contribution to the company and as an incentive, Swisscom regularly distributes shares to its employees or offers employees the opportunity to purchases shares at a discount to the market price. In 2006, Swisscom invited its employees (other than management) to purchase a maximum of ten shares per employee at an offering price of CHF 250 per share. Approximately 8,300 employees purchased 78,521 shares, which resulted in an expense of CHF 13 million, reflecting the difference between the market value of the shares and the consideration received from the employees.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
As of March 31, 2007, Swisscom is aware of the following shareholders that are the beneficial owners of 5% or more of its shares:

		Percentage of
	Number of shares held	outstanding shares
Swiss Confederation(1)	31.1 million	54.8%

(1)	Information as of January 31, 2007.
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

As of December 31, 2006, the Swiss government held a 54.8 % stake in Swisscom. The Swiss government has from time to time issued bonds exchangeable into Swisscom shares. As of December 31, 2006, an exchangeable bond in the aggregate principal amount of CHF 1.5 billion (original issue amount before exercise of put options by investors) was outstanding. The bond matures in 2007. Assuming full exercise of this bond, the Swiss government’s stake in Swisscom would amount to 53.8%.
On April 5, 2006, the Swiss Federal Council adopted a dispatch on the Confederation’s holdings in Swisscom for submission to the Federal Assembly. The proposal recommended that the Telecommunications Enterprise Act of 1997 (the “TUG”) be amended to transfer power to the Federal Council to sell the government’s controlling interest in Swisscom. In May and June of 2006, this proposal was narrowly rejected by both chambers of the Federal Assembly. In response to several parliamentary requests, the Federal Council has reaffirmed its intention to reexamine legislative proposals that would permit the sale of the Confederation’s holdings in Swisscom, given that the reasons in favor of privatizing Swisscom were not denied by the Federal Assembly. Such reexamination is not expected to take place before 2008.
Until such a change of law takes effect, Swisscom may not undertake a capital increase that would otherwise have the effect of decreasing the Confederation’s shareholding to less than a majority, unless the Confederation agrees to participate in the capital increase. Swisscom’s ability to raise additional equity capital in the future therefore could be constrained. In addition, Swisscom is limited in its ability to enter into strategic partnerships, either at the parent company level or through subsidiaries.
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
Regarding financial objectives, the Federal Council expects Swisscom to: (1) create long-term shareholder value; (2) perform, through its group companies, comparably with the best European telecommunications companies; (3) return all free funds remaining from a business year (after any value-adding investments and loan repayments have been made) to the shareholders through share buy-backs and dividend payments in order to reduce distributable reserves to a maximum of CHF 1 billion by the end of 2009; and (4) limit net debt to a maximum one-and-a-half times EBITDA as reported on a consolidated basis.
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
With regard to Swisscom’s recent repurchase of a 25% interest in Swisscom Mobile from Vodafone International Holdings B.V., the Federal Council decided that debt incurred in connection with the purchase would not be taken into account in determining Swisscom’s compliance with the net debt limitations. In addition, the Federal Council has indicated that it considers the proposed Fastweb transaction to be consistent with the Strategic Goals. As in previous years, Swisscom filed a report in March 2007 stating that it is in compliance with the strategic goals set forth for the 2006-2009 period.
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
The Confederation as Customer
In the aggregate, the departments and agencies of the Swiss Government comprise Swisscom’s largest customer. In providing services to the Government, Swisscom deals with it in the same manner as with other large customers. The terms of its arrangements with the Confederation are no more favorable to Swisscom than arrangements Swisscom could obtain in arm’s length transactions between third parties. Net revenue to Swisscom in respect of services provided to all departments and agencies of the Swiss Government, including federal universities, in the aggregate were CHF 471 million in 2006. The Confederation and certain other regional and municipal governmental authorities seek competitive offers for the provision of telecommunication services from both Swisscom and its competitors.

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
Proceedings Relating to Fixed-Fixed Interconnection
In April 2000, diAx (now TDC (Sunrise) Switzerland AG or “TDC (Sunrise)”) and MCI WorldCom (now Verizon Switzerland AG or “Verizon”) filed two separate petitions with ComCom. TDC (Sunrise) petitioned ComCom to examine whether Swisscom’s interconnection prices comply with the requirement that they be calculated on the basis of long-run incremental costs and to require Swisscom to reduce them accordingly if they do not. Verizon petitioned ComCom to require Swisscom to reduce its prices for terminating, access and transit interconnection services as well as for network joining, testing and implementation services. Verizon also requested that ComCom order Swisscom to modify its standard interconnection offer in other respects and that it order injunctive relief taking effect as from January 1, 2000. In addition, Verizon requested that ComCom require inclusion of a non-discriminatory clause, under which Verizon would benefit from any price reductions ordered against Swisscom in connection with any other third-party proceeding, with retroactive effect, i.e., for the same period as ordered in this third-party proceeding. On August 16, 2000, ComCom issued a temporary injunction, ordering Swisscom to grant Verizon the same interconnection rates offered in its then-current standard offer, with retroactive effect to April 21, 2000, as well as all future reductions Swisscom might grant during the proceeding. In April 2001, the Competition Commission issued an expert opinion relevant for both proceedings, finding that Swisscom is not dominant in the market for transit and enquiry services, but that it does have a dominant position in the market for implementation services. In February 2003, the parties in both proceedings submitted their disputes to arbitration, but were unable to reach a settlement.
In November 2003, ComCom issued decisions in both proceedings, requiring Swisscom to lower interconnection prices with retroactive effect for the years 2000 to 2003 by 25-35%. ComCom also approved the inclusion of a non-discriminatory clause with retroactive effect, as requested by Verizon. Swisscom lodged an appeal against this decision with the Federal Court. TDC (Sunrise) and Verizon also filed an appeal demanding reductions beyond those determined by ComCom. In October 2004, the Federal Court issued a decision overturning the ComCom decisions on procedural grounds and remanding the petitions for re-hearing before ComCom to reconsider the pricing issue. On June 10, 2005, ComCom confirmed its November 2003 decision, requiring Swisscom to retroactively reduce the interconnection charges charged to TDC (Sunrise) and Verizon between 2000 and 2003 by approximately 30%. ComCom required TDC (Sunrise) and Verizon to reduce their own prices on a reciprocal basis. On July 13, 2005, Swisscom and TDC (Sunrise) both lodged an appeal against this decision with the Federal Court.
In a decision dated April 21, 2006, the Federal Court approved, in principle, the method that ComCom used to set the prices for the period from 2000 to 2003 and rejected Swisscom’s appeal against the inclusion of the non-discriminating clause. It objected, however, to the method used by ComCom to set usage charges. Accordingly, the Federal Court referred the matter back to ComCom for recalculation. In a decision issued on August 31, 2006, taking into account the Federal Court’s decision, ComCom revised the applicable usage charges, although the revised rates were not significantly different from the charges set in its earlier decision from June 10, 2005. Based on the reasoning of the Federal Court decision, Swisscom reassessed its potential liability and increased its provisions for potential future payments by CHF 180 million.

Tele2 and Colt also filed petitions seeking retroactive price reductions for the years 2000 to mid-2004. However, since Swisscom’s contracts with Tele2 and Colt contain a non-discriminatory clause with specific non-retroactive effect, Swisscom believes that this is a question of contract law and is up to the civil courts to decide. To date, no civil lawsuit has been filed by either Tele2 or Colt.
TDC (Sunrise), Verizon, Tele2 and Colt have submitted complaints regarding the interconnection prices for voice services since 2004. Tele2 and Colt have also requested the insertion of a non-discriminatory clause with retroactive effect, as approved by ComCom in the proceeding between Swisscom and Verizon. These proceedings were suspended pending a final decision regarding the prices for 2000 to 2003.
On November 25, 2005, Solaris Systems B.V. also submitted a complaint requesting the inclusion of a non-discriminatory clause with retroactive effect, similar to that approved by ComCom in the proceeding between Swisscom and Verizon. On February 5, 2007, Swisscom and Solaris reached a settlement agreement concerning such a non-discriminatory clause with retroactive effect. The clause will only apply retroactively to prices applicable since the date of the complaint, i.e., November 25, 2005.
In connection with these proceedings, Swisscom paid CHF 101 million in 2006 and it expects to be required to make further payments in future years. As of December 31, 2006, related provisions for potential future payments amounted to CHF 484 million.
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
In an expert opinion issued to ComCom on November 20, 2006, the Competition Commission was of the view that Swisscom Mobile, Orange and TDC (Sunrise), but not Tele2, have market-dominant positions for mobile termination in their respective networks. On January 11, 2007, Swisscom Mobile, Orange and TDC (Sunrise) reached a settlement, which requires Swisscom Mobile to gradually reduce its mobile termination fees by 20% from CHF 0.20 to CHF 0.15 by 2009 and Orange and TDC (Sunrise) to gradually reduce their mobile termination fees by 40% from CHF 0.2995 to CHF 0.18 by 2009. As a result, ComCom decided on February 1, 2007 to close its proceedings in that regard. However, the proceeding between Swisscom Fixnet and Tele2 is still pending.
On December 28, 2006, Colt filed a petition with ComCom requiring Swisscom Mobile to set its mobile termination fees on a cost-oriented basis with effect from April 1, 2004 or, alternatively, from August 30, 2006. In addition, Colt requested the inclusion of a non-discriminatory clause with retroactive effect, similar to that approved by ComCom in the proceeding between Swisscom and Verizon, with regard to Swisscom Mobile’s mobile termination fees. On March 28, 2007, Swisscom and Colt reached a settlement agreement and Colt withdrew its petition.

Other Regulatory Proceedings
Mobile Termination Fees. On October 15, 2002, the Competition Commission initiated proceedings against Swisscom Mobile, Orange and TDC (Sunrise) in connection with mobile termination fees. On April 7, 2006, the Secretariat of the Competition Commission provided Swisscom Mobile with its draft decision, according to which it believes that Swisscom Mobile – but not TDC (Sunrise) or Orange – has a market-dominant position which it has supposedly abused by demanding disproportionately high termination fees. The Secretariat indicated that it intends to propose to the Competition Commission that it impose a fine of at least CHF 489 million. The proposed fines relate to the period from April 1, 2004 (when a new amendment to the Swiss Antitrust Law entered into effect) to May 31, 2005 (when Swisscom Mobile lowered its mobile termination fee from CHF 0.335 to CHF 0.20). Investigations into the mobile termination fees charged by Swisscom Mobile after May 31, 2005 will continue. The fine amount could increase should the Competition Commission determine that the new mobile termination fee of CHF 0.20 is also excessive.
On May 22, 2006, Swisscom filed a response to the proposed draft decision, requesting that the proceedings be terminated or, alternatively, that no sanctions be imposed. Swisscom Mobile is of the view that it is not dominant in the market for mobile termination and that its tariffs for mobile termination have not been abusive. Prior to lowering its mobile termination fee on June 1, 2005, Swisscom Mobile’s fee was approximately 10% lower than the fee charged by its competitors. In addition, as Swisscom Mobile customers place a higher volume of calls to their competitor’s networks than vice versa, Swisscom Mobile makes net payments to these mobile network operators, who benefit from both a higher fee and greater traffic volume.
On October 11, 2006, the Competition Commission issued a draft decision that corresponded in substance to the proposal of its Secretariat of April 2006. On December 15, 2006, Swisscom filed a statement in which it again requested that the proceedings be terminated or, alternatively, that no sanctions be imposed. On February 5, 2007, the Competition Commission imposed a fine of CHF 333 million against Swisscom Mobile for alleged misuse of mobile termination fees. Swisscom rejects the charge that it had and misused a dominant market position and it rejects the sanction as well. On March 19, 2007, Swisscom appealed to the Swiss Federal Administrative Court and, if necessary, will also appeal in the final event to the Swiss Federal Supreme Court. Based on a legal assessment of the current situation, Swisscom has concluded that the sanction is unlikely to ultimately be upheld. Accordingly, Swisscom did not record any related reserves in its financial statements as of December 31, 2006. Under the terms of Swisscom’s recent repurchase of a 25% interest in Swisscom Mobile from Vodafone, Swisscom is also entitled to claim from Vodafone 25% of any sanction ultimately imposed in this matter. For more information, see “Item 3: Key Information – Risk Factors – Risks Related to Swisscom’s Business – The Swiss Competition Commission may require Swisscom Mobile to pay large fines and reduce its mobile termination prices”.
Broadband Wholesale Prices (discounts). Following the tariff reduction for ADSL services provided to retail customers in March 2002, TDC (Sunrise) and Profitel filed a petition with the Competition Commission on March 22, 2002, alleging that Swisscom was illegally subsidizing its retail Internet service provider and abusing its market dominant position. Under current law, if Swisscom is deemed market dominant in the market for broadband services by the Competition Commission, Swisscom would have to offer its wholesale service, i.e., broadband connectivity service, on a non-discriminatory basis and at fair prices. The Competition Commission reprimanded Swisscom in a similar proceeding in 1997 when the market was not yet liberalized. As market conditions have changed drastically since then and competition for broadband services has been growing in both the wholesale and retail market, Swisscom believes that it is not market dominant in the wholesale or retail market for broadband services, nor is its behavior anti-competitive. On May 6, 2002, the Competition Commission issued a provisional order requesting that Swisscom offer its competitors the same discounts it provides its own operations as a retail Internet service provider and launched an investigation. On December 15, 2003, the Competition Commission issued a decision, in which it determined that Swisscom had abused its market-dominant position and enjoined Swisscom from giving any discounts exclusively to its operations as a retail Internet service provider. On February 2, 2003, Swisscom lodged an appeal against this decision. On June 30, 2005, the Appeals Commission for Competition Matters approved Swisscom’s appeal of February 2, 2003, annulled the Competition Commission’s decision of December 15, 2003 because there was not sufficient evidence to assume Swisscom had a dominant position and remanded the case to the Competition Commission. On October 17, 2005 the Competition Commission issued an order revoking the May 6, 2002 provisional order. This proceeding is still pending.
Broadband Wholesale Prices (price-squeezing). On October 20, 2005, the Competition Commission launched an investigation against Swisscom (Swisscom AG and Swisscom Fixnet AG) to determine whether its ADSL wholesale prices were abusively high and prevented other internet service providers from realizing sufficient profits in the retail market (price-squeezing). On August 18, 2006, Swisscom responded to the Competition Commission’s questionnaire and requested that the Competition Commission terminate the proceedings.
Access Reselling. On June 24, 2003, TDC (Sunrise) filed a petition with the Competition Commission, accusing Swisscom of abusive behavior in connection with Swisscom’s product “Talk&Surf”, under which it offered its customers a service package including PSTN/ISDN telephone connection, broadband Internet access and other services. Swisscom’s competitors currently are not able to offer their customers similar packages due to the fact that Swisscom does not offer access reselling. The Competition Commission opened a formal investigation against Swisscom on February 12, 2004 to examine whether Swisscom abused its dominant position in the access market by not offering wholesale access reselling to its competitors. On August 2, 2004, Swisscom filed a petition to dismiss the relevant proceeding on the grounds that the Competition Commission lacked jurisdiction over the subject matter of the dispute. In a letter dated March 29, 2005, the Competition Commission informed Swisscom that it was not willing to rule on its jurisdiction as a separate matter and that it was determined to continue the investigation. On April 14, 2005, Swisscom informed the Competition Commission that it would not withdraw its petition to dismiss dated August 2, 2004. In a statement dated May 1, 2006, Swisscom again requested that the Competition Commission dismiss the proceeding on the grounds that in connection with the amendment of the Telecommunications Act, Parliament expressly refused to introduce a wholesale access reselling obligation. In addition, Swisscom informed the Competition Commission that it terminated its “Talk&Surf” product in February 2006 due to lack of demand. This proceeding is still pending.
Business Customer Tariffs. On February 16, 2004, the Competition Commission opened an investigation to determine whether Swisscom has engaged in any abusive, anti-competitive behavior by offering its business customers lower rates than it charged its competitors on a wholesale basis (price-squeezing or predatory pricing), especially for fixed-to-mobile calls. On January 3, 2006 Swisscom responded to a questionnaire of the Competition Commission dated October 19, 2004 and requested that the investigation be closed. Additionally Swisscom argued that Swisscom Mobile should be treated a formal party to the proceedings, that the proceedings should be more clearly separated from the investigation of mobile termination prices and that an investigation should be launched against TDC (Sunrise) and Orange as well, to determine whether they engage in price-squeezing or predatory pricing, especially in relation to fixed-to-mobile calls. In a letter dated January 9, 2006, the Competition Commission informed Swisscom that Swisscom Mobile would be joined as a party, that the subject matter of the current investigation and the one relating to the mobile termination prices was not the same and that there is no evidence of abusive behavior by TDC (Sunrise) or Orange.
Telehousing. At the end of 2000, six local radio operators filed a petition with OfCom requesting that Swisscom Broadcast be required to substantially reduce the new prices for its Telehousing Services (i.e., sharing of antennas and buildings for the transmission of radio signals in the FM frequency range). On October 17, 2005, the Competition Commission rendered an expert opinion finding that Swisscom Broadcast is market dominant and that the prices for its Telehousing Services are not the result of competition. Swisscom Broadcast is of the view, however, that it does not have a market dominant position in the market for Telehousing Services for the transmission of radio programs and that its prices are competitive. The outcome of this proceeding may carry implications which could affect Swisscom Broadcast’s pricing. With three of the six local radio operators Swisscom Broadcast could reach a settlement. As to two of the remaining three operators, OfCom issued decisions against Swisscom Broadcast on August 29, 2006 and on January 19, 2007, requiring Swisscom Broadcast to reduce its prices for Telehouse Services by 30% with retroactive effect from January 1, 2000. Swisscom lodged an appeal with the Swiss Federal Administrative Court against these decisions. A decision has not yet been reached with regard to the remaining radio operator.
The risks posed by these proceedings have been heightened by the Swiss Competition Commission’s recent enforcement approach indicated in its investigation of Swisscom Mobile’s mobile termination fees. The decision of the Competition Commission of February 5, 2007 may be an indication that the competition authorities are willing to strictly enforce the Antitrust Law and impose large fines and that they may consider cost-oriented pricing as a reference under circumstances where it is difficult to determine an appropriate non-discriminatory price.
While the results of Swisscom Mobile’s mobile termination fee proceedings are not directly applicable to other cases, they may signal greater scrutiny by the Competition Commission coupled with higher potential fines. For more information, see “– Mobile Termination Fees” and “Item 3: Key Information – Risk Factors – Risks Related to Swisscom’s Business – The Swiss Competition Commission may require Swisscom Mobile to pay large fines and reduce its prices”.

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
Swisscom’s return policy is based in part on its so-called “Equity Free Cash Flow”. Swisscom has used the equity free cash flow of a financial year as a measure of the amount that is to be distributed to Swisscom shareholders in the following year. For more information on Swisscom’s presentation of equity free cash flow, see “Item 5: Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Requirements – Financing activities”.
The following table provides an overview of cash distributions made to holders of Swisscom shares and ADSs since Swisscom’s initial public offering:
Cash distributions to shareholders (in CHF million)

Year of distribution	2000	2001	2002	2003	2004	2005	2006
Relevant financial year	1999	2000	2001	2002	2003	2004	2005	Total
Dividends	1,103	809	728	794	861	861	907	6,063
Par value reductions	—	588	530	530	—	—	—	1,648
Share buy-backs	—	—	4,264	—	2,001	2,000	2,213	10,478

Total cash distributed	1,103	1,397	5,522	1,324	2,862	2,861	3,120	18,189
For additional information on dividends paid to holders of shares and ADSs in the last five years, see “Item 3: Key Information – Selected Financial Data – Dividend Information”.
At the Annual General Meeting on April 25, 2006, Swisscom’s shareholders approved the Board of Directors’ proposal of a dividend of CHF 16 per share in respect of fiscal year 2005. The Board of Directors has proposed a dividend of CHF 17 per share in respect of fiscal year 2006, which is subject to approval by the Annual General Meeting to be held on April 24, 2007. In line with its return policy thus far, Swisscom completed a share repurchase program in September 2006 in which it repurchased 4,916,618 shares by issuing free, tradable put options. The put options, when exercised, entitled the bearer to sell shares to Swisscom at a price of CHF 450.00 per share. The put options could also be traded on the SWX Swiss Exchange. Swisscom purchased shares in an aggregate amount of CHF 2.2 billion representing 8% of its share capital.
Depending on the final acceptance level of Swisscom’s offer to acquire the shares of Fastweb, Swisscom may finance the transaction (and potentially refinance Fastweb’s existing debt in the amount of EUR 1.1 billion) in part by selling the treasury shares it acquired in 2006 through its share buyback program. For more information on the Fastweb tender offer, see “Item 4: Information on the Company – Overview – Recent Developments”.
If the proposed Fastweb transaction is successfully completed and financed as currently planned, Swisscom plans to continue making dividend payments amounting to approximately half of its net income. A special CHF 500 million share buy-back is planned for 2008 in accordance with the strategic goals for Swisscom announced by the Federal Council for 2006 to 2009. Depending on the acceptance level of Swisscom’s tender offer and following the closing of the Fastweb transaction, Swisscom may review its future payout policy with a view to further increasing its attractiveness.
There can be no assurance that any dividend will actually be paid or that available funds will otherwise be returned to shareholders in any given year.
Owners of ADSs will be entitled to receive dividends, if any, payable in respect of the underlying shares. Cash dividends will be paid to the Depositary in Swiss francs. The Deposit Agreement provides that the Depositary will convert cash dividends received by the Depositary to U.S. dollars and, after deduction or upon payment of the fees and expenses of the Depositary relating to such conversion, make payment to the holders of ADSs in U.S. dollars. Fluctuations in the exchange rate between the Swiss francs and the U.S. dollar will affect the U.S. dollar amounts received by holders of ADSs on the conversion by the Depositary into U.S. dollars of such cash dividends. See “Item 3: Key Information – Selected Financial Data – Exchange Rate Information”.

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
Trading on the New York Stock Exchange
As of December 31, 2006, 29,592,610 American Depositary Receipts (ADRs) were outstanding, evidencing ADSs representing 2,959,261 shares or approximately 5.15% of the Company’s outstanding share capital, and there were 22 registered holders of such ADRs.

Price History
The following tables show, for the fiscal periods indicated, the paid high and low market quotations for the ordinary shares on the SWX Swiss Exchange or virt-x, and the highest and lowest sales prices of the ADSs on the New York Stock Exchange, all derived from Bloomberg.

	CHF per
	Ordinary Share		USD per ADS
Year Ended December 31,	High	Low	High	Low
2003	438.50	367.00	32.95	26.65
2004	454.75	382.50	39.90	30.00
2005	470.00	399.25	39.84	30.67
2006	466.50	388.00	38.13	29.88

Year Ended December 31,	High	Low	High	Low
2004
First Quarter	430.00	403.00	34.68	31.91
Second Quarter	425.00	382.50	33.22	30.00
Third Quarter	434.00	402.00	34.82	32.38
Fourth Quarter	454.75	428.00	39.90	34.26
2005
First Quarter	470.00	438.50	39.84	36.72
Second Quarter	442.50	401.75	37.00	32.16
Third Quarter	431.75	410.75	34.35	31.85
Fourth Quarter	429.75	399.25	33.54	30.67
2006
First Quarter	432.75	388.00	32.94	29.88
Second Quarter	434.00	388.00	34.53	31.60
Third Quarter	421.25	392.00	34.30	31.30
Fourth Quarter	466.50	412.50	38.13	33.21
2007
First Quarter	486.00	423.25	38.90	35.14

Month ended	High	Low	High	Low
October 31, 2006	438.75	412.50	35.10	33.41
November 30, 2006	453.75	432.50	36.86	34.70
December 31, 2006	466.50	438.00	38.13	36.50
January 31, 2007	486.00	460.00	38.90	37.03
February 28, 2007	477.50	455.00	38.57	36.94
March 31, 2007	460.75	423.25	37.30	35.14

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
Conflicts of Interest
Swiss law does not have a general provision on conflicts of interests. However, the Swiss Code of Obligations requires Directors and members of senior management to safeguard the interests of the corporation and, in this connection, imposes a duty of care and a duty of loyalty on directors and officers. This rule is generally understood as disqualifying directors and senior officers from participating in decisions that directly affect them. Directors and officers are personally liable to the corporation for any breach of these provisions. In addition, Swiss law contains a provision under which payments, such as dividends and bonuses, to a shareholder or a director or any person(s) associated therewith, other than at arm’s length, must be repaid to Swisscom if the shareholder or director was acting in bad faith.
Compensation
The Articles provide that the members of the Board of Directors are entitled to reimbursement of all expenses incurred in the interests of the Corporation, as well as a remuneration for their services that is adequate in view of their function and responsibility. The amount of the remuneration due is fixed by the Board of Directors.
Borrowing Power
According to the Swiss Confederation’s Strategic Goals for Swisscom for the period 2006 to 2009, Swisscom’s net debt is restricted to a maximum of one and a half times earnings before interest, taxes, depreciation and amortization (EBITDA), as reported on a consolidated basis, although with regard to Swisscom’s recent repurchase of a 25% interest in Swisscom Mobile from Vodafone International Holdings B.V., the Federal Council decided that debt incurred in connection with the purchase would not be taken into account in determining Swisscom’s compliance with the net debt limitations. For more information on this transaction, see “Item 4: Information on the Company – Overview – Recent Developments”.
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
Net Profit and Dividends
Swiss law requires that holding companies retain at least 5% of their annual net profits as general reserves for so long as these reserves amount to less than 20% of the corporation’s nominal share capital. Any net profits remaining are at the disposal of the shareholders’ meeting.
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
In September 2006, Swisscom completed a share repurchase program in which it repurchased 4,916,618 shares by issuing free, tradable put options. The put options, when exercised, entitled the bearer to sell shares to Swisscom at a price of CHF 450.00 per share. The put options could also be traded on the SWX Swiss Exchange. Swisscom purchased shares in an aggregate amount of CHF 2.2 billion representing 8% of its share capital. Depending on the final acceptance level of Swisscom’s offer to acquire the shares of Fastweb, Swisscom may finance the transaction (and potentially refinance Fastweb’s existing debt in the amount of EUR 1.1 billion) in part by selling these treasury shares. For more information on the Fastweb tender offer, see “Item 4: Information on the Company – Overview – Recent Developments”.

Disclosure of Principal Shareholders
Under the Swiss Stock Exchange Act, any shareholder or group of shareholders acting in concert who reaches, exceeds or falls below the threshold of 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the voting rights of a corporation listed on the SWX Swiss Exchange must notify the corporation and the exchanges on which such shares are listed in Switzerland in writing within four trading days, whether or not the voting rights can be exercised. Following receipt of such notification, the corporation must inform the public within two trading days.
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
Corporate Governance
Legal Corporate Governance Framework in Switzerland
The principal sources of corporate governance standards in Switzerland are the “Directive on Information Relating to Corporate Governance” of the SWX Swiss Exchange (the “Corporate Governance Directive”) and the “Swiss Code of Best Practice for Corporate Governance” (the “Swiss Code”).
The Corporate Governance Directive became effective on July 1, 2002 and is legally binding for any company listed on the SWX Swiss Exchange with a registered office in Switzerland. The Corporate Governance Directive requires issuers to disclose specific information on the management and control mechanisms at the highest corporate level of the issuer in a separate section of the annual report. The only information that an issuer is required to disclose relates to compensation, shareholdings and loans to the board of directors and executive management. For all other required information, a comply-or-explain principle applies, meaning that, if the issuer decides not to disclose certain information, it must disclose non-compliance and give specific reasons for each instance of non-disclosure. Such voluntary disclosure covers, among other things, a company’s group structure and shareholders (significant shareholders, cross-shareholdings); its capital structure (authorized and conditional capital in particular, changes in capital, shares and participation certificates, profit sharing certificates, limitations on transferability and nominee registrations, convertible bonds and warrants/options); changes of control and defense measures (duty to make an offer, clauses on changes of control); and auditors (duration of the mandate and term of office of the lead auditor, auditing fees, additional fees, supervisory and control instruments pertaining to the audit). The Corporate Governance Directive was revised slightly on March 29, 2006. The amendments entered into force on January 1, 2007, although the previous version will continue to apply to issuers whose financial year begins prior to January 1, 2007. The amendments primarily simplify the disclosure process for issuers in relation to compensation, shareholdings and loans, which must instead be published in an annex to the balance sheet in accordance with the supplemented Swiss Federal Code of Obligations. Furthermore, the comply-or-explain principle now applies to all other requested information, although it is no longer necessary to explicitly mention cross-involvement.
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
The full text of the Corporate Governance Directive (including the amended version dated March 29, 2006), is available on the Internet at http://www.swx.com/admission/regulation/guidelines_en.html. The full text of the Swiss Code, including an English translation thereof, is available on the Internet at http://www.economiesuisse.ch.
Overview of the Corporate Governance System in Switzerland
Similar to U.S. companies, which have two governing bodies – a shareholders’ meeting and a board of directors, which typically comprises both executive directors recruited from among the executive management as well as non-executive directors – Swiss companies also have a shareholders’ meeting and a board of directors. In Swisscom’s case, all members of its Board of Directors are non-executive officers. See “Item 6: Directors, Senior Management and Employees – Directors and Senior Management – Board of Directors”. The respective roles and responsibilities of each of these governing bodies are primarily defined by Swiss law and, to a lesser extent, by the relevant company’s articles of association.
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
Under Swiss law, no committee is required by law. However, the Swiss Code recommends that the board of directors set up an audit committee, a compensation committee and a nomination committee. In addition, it recommends that the board of directors appoint committees from amongst its members responsible for carrying out an in-depth analysis of specific business-related or personnel matters for the full board in preparation for passing resolutions or exercising its supervisory function.
The NYSE listing standards contain detailed requirements for the audit committees of U.S. listed companies. Starting on July 31, 2005, some, but not all, of these requirements, also apply to non-U.S. listed companies, such as Swisscom.
The Swiss Code recommends that covered companies form an audit committee that is responsible for, among other things, questions of accounting and risk management, ensuring the independence of the company’s auditor, engaging the auditor for the audit of the company’s financial statements, determining the focus of the audit, and agreeing the audit fees. Although the audit committee related provisions of the Swiss Code are less detailed than those contained in the NYSE listing standards, the NYSE listing standards and the Swiss Code share the goal of establishing a system for overseeing the company’s accounting that is independent from management and of ensuring the auditor’s independence. As a result, they address similar topics, and there is some overlap.
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
Under the Swiss law, as discussed above, the executive management board and board of directors are required to disclose specific information in the annual report. Information relating to to compensation, shareholdings and loans must be disclosed; with regard to other information, the comply-or-explain principle applies.
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
Exchange Controls
Other than in connection with government sanctions imposed on Sudan, the Republic of the Congo, Côte d’Ivoire, Iraq, Sierra Leone, Zimbabwe, Liberia, Myanmar (Burma), Uzbekistan, Belarus, North Korea, Lebanon, and certain persons in connection with the attempt upon Rafik Hariri, certain persons of the former

Yugoslavia, and certain persons and entities associated with Osama bin Laden, the Al-Qaida network or the Taliban, there are currently no government laws, decrees or regulations in Switzerland that restrict the export or import of capital, including Swiss foreign exchange controls on the payment of dividends, interests or liquidation proceeds, if any, to non-resident holders of capital stock of Swiss corporations.
Taxation
Overview
The following is a summary of the material Swiss and United States federal income tax consequences of the ownership of Swisscom shares or ADSs by an investor that holds the shares or ADSs as capital assets. This summary does not purport to address all tax consequences of the ownership of shares or ADSs, and does not take into account the specific circumstances of any particular investors (such as e.g. tax-exempt entities, certain insurance companies, broker-dealers in securities, traders in securities that elect to mark to market, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the voting stock of Swisscom, investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, shareholders that received their shares or ADSs as part of an employee stock option plan or otherwise as compensation or investors whose functional currency is not the U.S. dollar), some of which may be subject to special rules. This summary is based on the tax laws of Switzerland and the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, as well as on the Convention Between the United States of America and Switzerland (the “Treaty”), all of which are subject to change (or change in interpretation), possibly with retroactive effect. In addition, the summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.
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
Swiss Taxation
Withholding Tax on Dividends and Distributions. Dividends paid and similar cash or in-kind distributions made by Swisscom to a holder of the shares or ADSs (including dividends on liquidation proceeds and stock dividends) are subject to a federal withholding tax (the “Withholding Tax”) at a rate of 35%. The Withholding Tax must be withheld by Swisscom from the gross distribution, and be paid to the Swiss Federal Tax Administration. The Withholding Tax is refundable in full to a Swiss resident or Swiss corporation who receives a distribution if such resident or corporation is the beneficial owner of the payment and duly reports the gross distribution received on his personal/corporate income tax return.
Income or Profit Tax on Dividends. A Swiss resident who receives dividends and similar distributions (including stock dividends and liquidation proceeds) from Swisscom is generally required to include such amounts in his personal income tax return. A Swiss shareholder who itself is a corporation may, under certain circumstances, benefit from a partial exemption of the dividend from profit taxation (participation exemption).
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
Capital gains realized on shares held as part of the business property of a Swiss resident (whether an individual or business association) are included in the taxable income of such person. However, corporations may, under certain circumstances, benefit from a partial exemption of the dividend from profit taxation (participation exemption).
Obtaining a Refund of Swiss Withholding Tax. Currently, Switzerland has entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with a number of countries including the United States, whereby a part of the above-mentioned Withholding Tax may be refunded (subject to the limitations set forth in such treaties).
The Treaty provides for a mechanism whereby a U.S. individual or a U.S. corporation that qualifies for Treaty benefits (a “U.S. resident”) can seek a refund of the Withholding Tax paid on dividends in respect of shares of Swisscom, to the extent such withholding exceeds 15% (or 5% in case of a “qualified U.S. corporation”, i.e., a U.S. corporation holding at least 10% of the shares of a Swiss corporation and complying with Art. 22 of the Treaty).
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
Furthermore, the Swiss Government has decided that, starting January 1, 2005, Swiss corporations may, alternatively, in case of a qualified U.S. corporation holding at least 10% of the shares of Swisscom and complying with Art. 22 of the Treaty, apply to report dividend payments to the Swiss Federal Tax Administration and to only withhold the net amount of 5% Withholding Tax. An application form (Form 823, along with a questionnaire confirmed by a notary public or a consular officer) must be filed with the Swiss Federal Tax Administration. If approved, dividend payments for the current and the following year may be paid gross (deduction of only 5%) to the qualified U.S. corporation after having reported the payment to the Swiss Federal Tax Administration (Form 108).
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
Dividends paid to a noncorporate U.S. Holder in taxable years beginning before January 1, 2011 that constitute qualified dividend income are taxable at a maximum tax rate of 15% provided that the shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by Swisscom with respect to the shares or ADSs generally will be qualified dividend income.
The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the Swiss francs payments made, determined at the spot Swiss francs/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the shares or ADSs and thereafter as capital gain.
Subject to certain limitations, the Swiss tax withheld in accordance with the Treaty and paid over to Switzerland will be creditable against the U.S. Holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to a U.S. Holder under the laws of Switzerland or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder’s United States federal income tax liability. See “ – Swiss Taxation – Obtaining a Refund of Swiss Withholding Tax”, above, for the procedures for obtaining a refund of tax.
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
Taxation of Capital Gains. Subject to the PFIC rules discussed below, upon a sale or other disposition of the shares or ADSs, a U.S. Holder will recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis (determined in U.S. dollars) in such shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
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

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Disclosures about market risk
Swisscom’s derivative financial instruments comprise primarily cross-currency interest rate swaps, interest rate swaps and foreign exchange forwards to hedge interest rate risk and foreign exchange risk with respect to USD relating to the finance lease arrangements entered into in 1997 and the cross-border lease arrangements entered into in 2000 and 2002. The remaining period of time hedged is two years for the finance lease arrangements entered into in 1996 and 1997 and 22 years for the arrangements entered into in 2000 and 2002. Also included are foreign exchange contracts with respect to Swisscom’s exposure to EUR and USD, which are primarily designated to hedge future transactions in connection with the purchase of mobile equipment and international call settlements. The contracts are in EUR and USD.
As a result of refinancing existing debt and financing anticipated acquisitions, Swisscom’s exposure to fluctuations in interest and foreign exchange rates may increase. Swisscom’s policy is to closely monitor and hedge such exposure in keeping with both its standard guidelines and transaction-based decisions. See “Item 4: Recent Developments”.
For additional information on Swisscom’s derivative financial instruments, see Note 31 to the consolidated financial statements.
Interest rate risk
Swisscom is subject to market rate risks due to fluctuations in interest rates. Swisscom’s long-term debt is divided into fixed and floating rate debt with varying maturities according to the table below. During 2006, Swisscom entered into an interest rate swap to hedge the interest rate risk on the floating rate syndicated bank loan it assumed in connection with the repurchase of Vodafone’s 25% share in Swisscom Mobile AG. As of December 31, 2006, an interest rate swap was outstanding with Swisscom as a floating rate receiver and a fixed rate payer of CHF 1,300 million with a December 2011 maturity date. The fair value of this contract as of December 31, 2006 was CHF 1 million. The table below provides information about Swisscom’s risk exposure associated with changing interest rates on long-term debt obligations that impact the fair value of these obligations:

							As of December
							31, 2006
CHF in millions	Expected Maturity Date							Fair
(except percentages)(1)	2007	2008	2009	2010	2011	Thereafter	Total	value

Long term debt:
Fixed rate:
Financial liability from cross-border lease (USD) (1) (2)	113	28	13	34	24	1,247	1,459	1,856
Average interest rate (%)	7.79	7.79	7.79	7.79	7.79	7.79	7.79
Finance lease obligation (real estate) (CHF)(1)	5	6	6	7	7	444	475	843
Average interest rate (%)	6.83	6.83	6.83	6.83	6.83	6.83	6.83
Finance lease obligation (cross -border lease) (USD)(1)	38	124	—	—	—	—	162	162
Average interest rate (%)	5.51	5.51	—	—	—	—	5.51
Floating rate:
Syndicated bank loan (CHF)(1)	0	0	0	0	2,750	—	2,750	2,775
Average interest rate (%)	2.20	2.20	2.20	2.20	2.20	—	2.20
Non-current financial assets:
Fixed rate:
Cross-border lease (USD) (1) (2)	113	8	11	19	20	955	1,125	1,473
Average interest rate (%)	8.20	8.20	8.20	8.20	8.20	8.20	8.20

(1)	All amounts in the table are in CHF and in millions (except percentages); the USD indication refers to the currency of the underlying exposure.

(2)	Under the terms of the agreements, Swisscom incurred debt and placed the majority of the proceeds on deposit. At December 31, 2006, the value of the financial liability from cross-border leases was CHF 1,459 million and the amount on deposit, recorded under non-current financial assets, was CHF 1,125 million. See Note 25 to the consolidated financial statements.

Foreign exchange risk
Swisscom has entered into various foreign exchange contracts to minimize the possible effect of changes in currency exchange rates on anticipated transactions. However, there is no assurance that transactions will take place. Swisscom has a net exchange exposure, in particular on international telephone settlements that are expected to be settled within one year and on the purchase of mobile equipment. At December 31, 2006, foreign exchange contracts were outstanding to purchase EUR 40 million (CHF 64 million) and to purchase USD 80 million (CHF 96 million). The fair values of these contracts at December 31, 2006 and 2005 was CHF 1 million and CHF 2 million, respectively.
Swisscom has entered into foreign exchange contracts as hedges of USD denominated leases. The total cross-border lease obligation at December 31, 2006, amounted to CHF 497 million (CHF 549 million and CHF 635 million at December 31, 2005 and 2004, respectively). It is Swisscom’s policy to hedge all currency-related exposure (fair value risks and interest rate risks in foreign currencies) on such liabilities with foreign currency derivative instruments such as swaps and foreign exchange contracts. The terms and conditions of the swaps and foreign exchange contracts match the terms and conditions of the underlying cross-border lease obligations disclosed in Note 25 of the consolidated financial statements. Accordingly all foreign exchange gains and losses on the lease obligations are completely offset by foreign exchange gains and losses on the financial instruments. Swisscom does not engage in speculative trading using derivative instruments.
ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14: MATERIAL MODIFICATIONS
Not applicable.
ITEM 15: CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures. Swisscom performed an evaluation of the effectiveness of its disclosure controls and procedures effective as of year-end 2006. The evaluation was conducted by Swisscom’s Chief Executive Officer and its disclosure committee, which consists of appropriate members of Swisscom’s management and is headed by Swisscom’s Chief Financial Officer. In designing and evaluating the disclosure controls and procedures, management and the disclosure committee recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and that management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, Swisscom’s CEO and CFO concluded as of the end of the period covered by this report that Swisscom’s disclosure controls and procedures are effective for gathering, analyzing and disclosing the information Swisscom is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.
(b) Management’s Report on Internal Control over Financial Reporting. Management of Swisscom is responsible for establishing and maintaining adequate internal control over financial reporting. Swisscom’s internal control over financial reporting is a process designed under the supervision of its Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Swisscom’s published consolidated financial statements for external reporting purposes in accordance with IFRS and the reconciliation to US GAAP.
As of year-end 2006, management conducted an assessment of the effectiveness of Swisscom’s internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that Swisscom’s internal control over financial reporting as of year-end 2006 was effective.
Swisscom’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of Swisscom; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Swisscom’s assets that could have a material effect on Swisscom’s financial statements.
Management’s assessment of the effectiveness of Swisscom’s internal control over financial reporting as of year-end 2006 has been audited by KPMG Klynveld Peat Marwick Goerdeler SA (“KPMG”), an independent registered public accounting firm, as stated in their report appearing below.

(c) Attestation Report of the Registered Public Accounting Firm.
“To the Board of Directors and to the Shareholders
Swisscom AG
Ittigen — (Berne)
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, appearing in Item 15 (b) “Controls and Procedures” above, that Swisscom AG maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Swisscom AG’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that Swisscom AG maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Swisscom AG maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America, the consolidated balance sheets of Swisscom AG and subsidiaries as of December 31, 2006, 2005 and 2004, and the related consolidated statements of income, recognized income and expense, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated April 20, 2007 expressed an unqualified opinion on those consolidated financial statements.
KPMG Klynveld Peat Marwick Goerdeler SA
Hanspeter Stocker            Christoph Schwarz
Gümligen-Berne, April 20, 2007”

(d) Changes in Internal Control over Financial Reporting. There have been no changes in Swisscom’s internal control over financial reporting that occurred during fiscal year 2006 that have materially affected, or are reasonably likely to materially affect, Swisscom’s internal control over financial reporting.
ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT
Swisscom’s Board of Directors has determined that Othmar Vock qualifies as a financial expert within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002.
ITEM 16B: CODE OF ETHICS
On November 18, 2003, Swisscom adopted a code of ethics that applies to the CEO and CFO of Swisscom AG, the CEOs and CFOs of its group companies, the members of the Disclosure Committee and other specified senior financial, accounting or controlling officer of Swisscom. The code of ethics is published on Swisscom’s website in the section for Investor Relations — Corporate Governance. (http://www.swisscom.com/ghq/content/investor_relations/corporate_governance/)
ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table shows, in respect of each of the last two fiscal years, information concerning the fees billed for professional services rendered by KPMG, Swisscom’s principal accountant for fiscal year 2006 and fiscal year 2005.

	Year Ended December 31,
CHF in thousands	2006	2005

Audit Fees	9,492	5,906
Audit-Related Fees	221	536
Tax Fees	348	21
All Other Fees	489	215

Total	10,550	6,678

“Audit Fees” consisted of fees billed by KPMG for services rendered in connection with the audit of Swisscom’s consolidated annual financial statements, review of interim financial statements, and other services usually provided in connection with statutory and regulatory filings.
“Audit-Related Fees” consisted of fees billed by KPMG for assurance and related services that traditionally are performed by the independent accountant, such as accounting consultation and audits in connection with acquisitions, internal control and attest services that are not required by statute or regulation.
“Tax Fees” consisted of fees billed by KPMG for tax compliance and related tax services.
“All Other Fees” consisted of fees billed by KPMG for all other services rendered to Swisscom and its subsidiaries for matters such as general permissible advisory services.
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
ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER
AND AFFILIATED PURCHASERS
Issuer Purchases of Equity Shares

				(d) Maximum
				Number (or
			(c) Number of	Approximate
			Shares (or Units)	Dollar Value) of
			Purchased as	Shares (or Units)
	(a) Total	(b) Average	Part of Publicly	that May Yet Be
	Number of	Price Paid per	Announced	Purchased under
	Shares (or Units)	Share	Plans or	the Plans or
Period	Purchased	(or Units) (CHF)	Programs	Programs

1/1/06 – 1/31/06	0	0	0	0
2/1/06 – 2/28/06	0	0	0	0
3/1/06 – 3/31/06	0	0	0	0
4/1/06 – 4/30/06	105,350 (1)	418.03	0	0
5/1/06 – 5/31/06	0	0	0	0
6/1/06 – 6/30/06	0	0	0	0
7/1/06 – 7/31/06	0	0	0	0
8/1/06 – 8/31/06	0	0	0	0
9/1/06 – 9/30/06	4,916,618 (2)	450.00	4,916,618	0
10/1/06 – 10/31/06	10 (1)	447.53	0	0
11/1/06 – 11/30/06	0	0	0	0
12/1/06 – 12/31/06	0	0	0	0

Total	5,021,978	449.34	4,916,618	0

(1)	105,360 shares were purchased for distribution in connection with the various share purchase plans for management and employees. See “Item 6: Directors, Senior Management and Employees — Share Ownership”.

(2)	In September 2006, Swisscom completed a share repurchase program in which it repurchased 4,916,618 shares by issuing free, tradable put options. The put options, when exercised, entitled the bearer to sell shares to Swisscom at a price of CHF 450.00 per share. The put options could also be traded on the SWX Swiss Exchange. Swisscom purchased shares in an aggregate amount of CHF 2.2 billion representing 8% of its share capital. Depending on the final acceptance level of Swisscom’s offer to acquire the shares of Fastweb, Swisscom may finance the transaction (and potentially refinance Fastweb’s existing debt in the amount of EUR 1.1 billion) in part by selling these treasury shares. For more information on the Fastweb tender offer, see “Item 4: Information on the Company — Overview — Recent Developments”.

PART III
ITEM 17: FINANCIAL STATEMENTS
Not applicable.
ITEM 18: FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
Swisscom AG
Ittigen — (Berne)
We have audited the accompanying consolidated balance sheets of Swisscom AG and subsidiaries as of December 31, 2006, 2005 and 2004, and the related consolidated statements of income, cash flows, and recognized income and expense for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Swisscom AG and subsidiaries as of December 31, 2006, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with International Financial Reporting Standards.
International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 43 to the consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America, the effectiveness of Swisscom AG’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 20, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
KPMG Klynveld Peat Marwick Goerdeler SA
Hanspeter Stocker                      Christoph Schwarz
Gümligen-Berne, April 20, 2007

Swisscom Consolidated income statements

		Year ended December 31

CHF in millions, except per share amount	Note	2006	2005	2004

Net revenue	5,6	9,653	9,732	10,057

Capitalized cost and other income	12	296	260	195

Total		9,949	9,992	10,252

Goods and services purchased	7	1,840	1,831	1,847

Personnel expenses	8,9,10	2,278	2,173	2,194

Other operating expenses	11	2,044	1,817	1,823

Depreciation and amortization	22,23	1,435	1,394	1,693

Total operating expenses		7,597	7,215	7,557

Earnings before interest and taxes		2,352	2,777	2,695

Financial income	13	189	242	138

Financial expense	13	(240)	(160)	(272)

Share of profit of affiliated companies	24	30	13	22

Income before income taxes		2,331	2,872	2,583

Income tax expense	14	(462)	(535)	(392)

Income from continuing operations		1,869	2,337	2,191

Income from discontinued operations	37	36	9	(243)

Net income		1,905	2,346	1,948

Net income attributable to equity holders of Swisscom AG		1,599	2,022	1,596

Net income attributable to minority interests		306	324	352

Basic and diluted earnings per share (in CHF)

- from continuing operations		28.27	33.64	28.42

- from discontinued operations		0.65	0.15	(3.76)

- net income	15	28.92	33.79	24.66

Swisscom Consolidated balance sheets

		At December 31

CHF in millions	Note	2006	2005	2004

Assets
Current assets
Cash and cash equivalents	16	673	1,023	2,387
Trade accounts receivable and other receivables	17	2,436	2,278	2,317
Other financial assets	18	142	1,672	1,270
Inventories	19	147	120	104
Current tax assets	14	4	5	—
Other non-financial assets	20	135	100	99
Non-current assets held for sale	21	19	5	—
Total current assets		3,556	5,203	6,177
Non-current assets
Property, plant and equipment	22	5,795	6,000	6,190
Goodwill and other intangible assets	23	4,726	722	416
Investments in affiliated companies	24	221	191	58
Other financial assets	18	1,164	1,175	1,290
Deferred tax assets	14	93	84	88
Other non-financial assets	20	42	34	13
Total non-current assets		12,041	8,206	8,055

Total assets		15,597	13,409	14,232

Liabilities and equity
Current liabilities
Financial liabilities	25	1,568	137	158
Trade accounts payable and other payables	26	1,693	1,422	1,291
Current tax liabilities	14	217	229	342
Provisions	27	423	383	214
Other non-financial liabilities	28	283	427	440
Total current liabilities		4,184	2,598	2,445
Non-current liabilities
Financial liabilities	25	5,015	2,299	2,212
Pension obligation	10	719	805	1,118
Provisions	27	682	580	634
Deferred tax liabilities	14	350	361	234
Other non-financial liabilities	28	144	142	136
Total non-current liabilities		6,910	4,187	4,334
Total liabilities		11,094	6,785	6,779
Equity
Share capital	30	57	61	66
Additional paid-in capital	30	370	392	572
Retained earnings	30	6,200	7,483	8,138
Treasury stock	30	(2,213)	(2,002)	(2,002)
Fair value and other reserves	30	22	67	16
Equity attributable to equity holders of Swisscom AG		4,436	6,001	6,790
Equity attributable to minority interests		67	623	663
Total equity	30	4,503	6,624	7,453

Total liabilities and equity		15,597	13,409	14,232

Swisscom Consolidated cash flow statements
Cash flow statement from continuing operations

		Year ended December 31

CHF in millions	Note	2006	2005	2004

Cash flows from operating activities

Net income		1,905	2,346	1,948

Net income adjustments	32	1,891	1,825	2,472

Changes in operating assets and liabilities	32	(17)	(174)	(79)

Interest paid		(62)	(161)	(147)

Income taxes paid		(496)	(544)	(239)

Interest received		34	124	110

Dividends received		9	16	1

Cash provided by operating activities		3,264	3,432	4,066

Cash flows from investing activities

Capital expenditure	22,23	(1,324)	(1,087)	(1,136)

Proceeds from sale of fixed assets		49	53	35

Acquisition of a share of 25% in Swisscom Mobile AG	29	(4,258)	—	—

Acquisition of the remaining interest in Swisscom IT Services AG	30	—	—	(115)

Acquisition of subsidiaries, net of cash acquired	4	(246)	(303)	3

Acquisition of affiliated companies	24	(12)	(101)	—

Proceeds from sale of affiliated companies		3	—	—

Proceeds from the sale of discontinued operations•	37	—	351	616

Proceeds from other current assets		1,803	615	110

Investments in other current assets		(271)	(1,184)	(921)

Proceeds from other non-current assets		6	241	80

Investments in other non-current assets		(7)	(2)	(26)

Cash used in investing activities		(4,257)	(1,417)	(1,354)

Cash flows from financing activities

Issuance of financial liabilities		4,264	13	11

Repayment of finance lease obligation		(32)	(155)	(58)

Repayment of other financial liabilities		(22)	(10)	(256)

Purchase of treasury stock for share-based payment	9	(17)	(16)	(14)

Share buyback	30	(2,348)	(1,985)	(1,882)

Dividends paid to shareholders of Swisscom AG	30	(907)	(861)	(861)

Dividends paid to minority interests	30	(297)	(367)	(360)

Cash provided by (used in) financing activities		641	(3,381)	(3,420)

Net decrease in cash and cash equivalents		(352)	(1,366)	(708)

Cash and cash equivalents at beginning of year		1,023	2,387	3,104

Currency translation of cash and cash equivalents		2	2	(3)

Cash flows with discontinued operations		—	—	(6)

Cash and cash equivalent at end of year		673	1,023	2,387

Cash flow statement from discontinued operations

		Year ended December 31

CHF in millions	Note	2006	2005	2004

Cash and cash equivalents at beginning of year		—	—	133

Net increase in cash and cash equivalents	37	—	—	4

Currency translation of cash and cash equivalents		—	—	(6)

Cash and cash equivalent at closing date	37	—	—	(131)

Cash and cash equivalent at end of year		—	—	—

•	Net proceeds from the sale of discontinued operations less cash and cash equivalents left in the sold subsidiary amounted to CHF 485 million.
Significant non-cash investing and financing transactions are described in Note 32.

Swisscom Statement of recognized income and expense

		Year ended December 31
CHF in millions	Note	2006	2005	2004

Currency translation of foreign Group companies	30	21	8	(21)

Write-off of cumulative translation losses of discontinued operations	30	—	—	238

Write-off of cumulative translation losses of foreign Group companies	30	—	6	—

Fair value adjustments of available-for-sale investments	30	(8)	58	40

Write-off of cumulative gains and losses on available-for-sale investments	30	(63)	(27)	27

Fair value adjustments of cash flow hedges	30	7	5	2

Tax effect on gains and losses directly recognized in equity	30	(2)	1	(6)

Gains and losses directly recognized in equity, net		(45)	51	280
Net income		1,905	2,346	1,948

Total recognized income and expenses		1,860	2,397	2,228

Attributable to equity holders of Swisscom AG		1,554	2,073	1,876

Attributable to minority interest		306	324	352

Notes to the consolidated financial statements
1.	General information

Swisscom AG as the holding company and its subsidiaries form the Swisscom Group (referred to as Swisscom). A list of subsidiaries, affiliated companies and joint ventures is presented in Note 41.

Swisscom offers telecommunication services mainly in Switzerland. A more detailed description of Swisscom activities can be found in Note 5.

Swisscom AG is a specially regulated stock corporation incorporated in Switzerland and domiciled in Ittigen (Berne). Swisscom is listed on the SWX Swiss Exchange (SWX) and the New York Stock Exchange (NYSE).

On December 31, 2006 the Swiss Confederation was the majority shareholder in Swisscom, holding 54.8% of the share capital and voting rights. The Swiss Confederation is obliged to remain the majority shareholder of Swisscom.

The reporting period encompasses twelve months. The consolidated financial statements are presented in Swiss Francs (CHF). If not stated otherwise, all amounts are reported in millions of Swiss Francs.

Swisscom’s consolidated income statement is prepared using the nature of expense method.

The balance sheet is classified based on maturity. Current receivables and payables have a maturity of less than a year. Trade accounts receivable and payable as well as inventory are also included as current items. Deferred tax liabilities and assets are presented as non-current. Starting in 2006, in order to give a better view of its financial position, Swisscom classifies its financial assets and financial liabilities separately from its non-financial assets and non-financial liabilities. Consequently, certain other assets and other liabilities from prior year have been reclassified for comparison purposes. As of December 31, 2005, financial assets of CHF 12 million and non-financial assets of CHF 34 million have been transferred from current assets to non-current assets. Financial liabilities of CHF 169 million have been transferred from current to non-current liabilities, and other non-financial liabilities of CHF 32 million have been transferred from non-current to current liabilities. As of December 31, 2004, financial assets of CHF 15 million and non-financial assets of CHF 13 million have been transferred from current assets to non-current assets. Financial liabilities of CHF 240 million have been transferred from current to non-current liabilities, and other non-financial liabilities of CHF 2 million have been transferred from current to non-current liabilities.

Swisscom’s Board of Directors approved these consolidated IFRS financial statements on March 9, 2007. The consolidated IFRS financial statements must be approved by the Shareholders’ Meeting on April 24, 2007.

2.	Summary of significant accounting policies

2.1	Basis of presentation

The consolidated financial statements of Swisscom have been prepared in accordance with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and in conformity with Swiss law.

The consolidated financial statements are based on historical cost convention unless a standard or an interpretation requires a different valuation method.

In order to report consolidated financial statements which are compliant with IFRS, certain estimates are required. In addition, Swisscom’s management needs to make assumptions when applying group-wide uniform accounting and reporting policies. Areas with accounting policy choices or with a high degree of complexity, or in which estimates or assumptions that management has made could have a major impact on Swisscom’s financial statements, are described in Note 3.

Any changes in applicable accounting principles resulting from new or revised standards and rules of interpretation are applied retrospectively, unless the transitional provisions of the standards or interpretations require prospective application.

2.2	Consolidation

Subsidiaries
Entities are considered to be subsidiaries of Swisscom when Swisscom has the power to govern the financial and operating policies. Control is generally presumed where Swisscom AG holds directly or indirectly the majority of voting rights or of the potential voting rights that are currently exercisable.

Companies acquired or disposed of during the reporting period are included in the consolidated financial statements from the date on which the control of business operations was transferred to Swisscom and excluded from the date on which control was transferred to the buyer, respectively.

Acquisitions are accounted for using the purchase method. The acquisition costs include payments in cash, the fair value of the assets given and liabilities incurred or assumed as well as equity instruments issued by Swisscom at the acquisition date. Acquisition costs also include any transaction cost directly attributable to the acquisition. All assets, liabilities and contingent liabilities which qualify for recognition, are recorded at their fair value on the date of the acquisition, independent of any minority interests. Goodwill is the excess of the cost of the business combination over the fair value of the net assets acquired. Any negative goodwill is released through the income statement at the date of the acquisition.

All intercompany balances, transactions and profits are eliminated in consolidation. Unrealized losses on intragroup transactions may indicate that the asset exchanged is impaired. The indication results in an impairment testing of the respective asset.

Minority interests in subsidiaries are presented in the consolidated balance sheet within shareholders’ equity, but separate from shareholders’ equity attributable to Swisscom AG shareholders. In the consolidated income statement, the minority’s share in net income is a part of the consolidated net profit or loss.

All consolidated subsidiaries have the same reporting period and year-end as Swisscom AG.

There are no significant restrictions on transferring cash from the subsidiaries to the holding company.

Acquisitions and disposals of minority interests in subsidiaries
Acquisitions of minority interests in consolidated subsidiaries are accounted for using the purchase method. If the acquisition cost is higher than the respective book value of the minority interests at the date of the acquisition, the difference shall be allocated to goodwill. No re-measurement of assets, liabilities and contingent liabilities is undertaken. Swisscom continues to consolidate the subsidiary at its carrying amounts before the acquisition of the minority interests. When disposing part of a subsidiary without losing control, the difference between the consideration received and the relative book value at the time of the disposal is recorded in the income statement.

If a minority interest holder has the right to put its minority interest back to Swisscom, the put option is recorded as a financial liability, except if the put option can only be exercised in the case of a change in law.

Affiliated companies and joint ventures
Affiliated companies and joint ventures, where Swisscom has significant influence but does not have control are accounted for using the equity method. This is generally the case in companies where Swisscom AG holds 20%—50% of the voting rights or of the potential voting rights currently exercisable. Under the equity method, investments are initially recognized at cost. The purchase price is allocated to Swisscom’s share of net assets and goodwill. Goodwill is not amortized. If there is any indication that goodwill might be impaired, the total carrying value of the investment in the affiliate is tested for impairment. The carrying amounts of investments are adjusted, through the income statement, for Swisscom’s share of profit or loss of the affiliated company resulting from post-acquisition activity, less any share in a dividend payout. After Swisscom’s interest is reduced to zero, additional losses are only recorded if Swisscom entered into an agreement to cover the additional losses, or if Swisscom has made additional payments. Transactions with affiliated companies which lead to unrealized intragroup gain are eliminated against the investment to the extent of Swisscom’s interest in the investee. Unrealized losses are eliminated the same way as unrealized gains, but only to the extent that there is no evidence of impairment. Reporting and measurement policies are aligned to ensure a consistent measurement basis within the consolidated financial statements.

2.3	Foreign currency translation

For most of Swisscom’s subsidiaries, their local currency is their functional currency. Some subsidiaries, though, have another functional currency, when this currency better reflects the economic environment in which the subsidiary has its primary business. Transactions in currencies other than the functional currency are accounted for at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated at the exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at the historical rate prevailed at the transaction date. Differences thereof are recorded in the income statement.

Assets and liabilities of foreign operations reporting in a functional currency other than Swiss francs are translated at the exchange rates prevailing on the balance sheet date. Income statements, cash flow statements, and other transaction positions are translated at the average exchange rates for the period. Translation gains and losses are recorded as cumulative translation adjustments in shareholders’ equity.

On disposal of a foreign entity, respective cumulative translation adjustments are recognized in the income statement as part of the gain or loss on the sale.

The exchange rates used in the consolidated financial statements were:

		Average		Average		Average
	31.12.06	2006	31.12.05	2005	31.12.04	2004

1 EUR	1.61	1.58	1.56	1.55	1.55	1.54
1 GBP	2.39	2.31	2.26	2.27	2.19	2.27
1 USD	1.22	1.25	1.32	1.25	1.14	1.24
100 HUF	0.64	0.60	0.62	0.62	0.63	0.61

2.4	New and amended accounting principles

The following new or amended International Financial Reporting Standards (IFRS) and Interpretations (IFRIC), which had been applied for financial years beginning on or after January 1, 2006, and are of relevance to Swisscom are:

IAS 19 (revised) ,,Employee benefits: Actuarial Gains & Losses, Group Plans & Disclosures”

IAS 39 (revised) ,,Financial Instruments: Recognition and Measurement, including the amendment to the fair value option”

IFRIC 4 ,,Determining whether an Arrangement contains a Lease”

The amendments to IAS 19 require additional disclosure about pension plans, which have been included in Note 10. The other application of the new or amended accounting principles did not have a significant impact on the presentation of Swisscom’s net assets, financial position or results of operations.

2.5	Cash and cash equivalents

Cash includes petty cash, cash at banks, and cash on deposit. Cash equivalents include term deposits with financial institutions, with original maturity dates of three months or less.

2.6	Trade accounts receivable and other receivables

Trade accounts receivable and other receivables are recorded at amortized cost. A provision is recorded for any doubtful receivables. The adjustment of the provisions is recorded in operating expenses in the income statement. Non-recoverable receivables are recorded as a loss.

2.7	Other financial assets

Other financial assets are classified as ,,at Fair Value through Profit and Loss”, ,,Available-for-sale”, ,,Held-to-maturity“ or ,,Loans and receivables“. Initial classification depends on the purpose of the investment. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation at each balance sheet date. Swisscom applies trade date accounting for regular purchases and sales of financial assets. These financial assets are initially recognized at fair value, including transaction costs that are directly attributable. Transaction costs relating to financial assets at fair value through profit and loss are expensed immediately.

Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss are either held for trading or are classified as such at purchase. Swisscom classifies only derivative financial instruments in this category. See Note 2.24.

Financial assets held-to-maturity

Financial assets held-to-maturity are fixed-term financial assets for which Swisscom has the ability and intention to hold to maturity. These financial assets are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. Foreign exchange gains and losses are recorded in the income statement. Financial assets that are held-to-maturity are assessed for possible impairment at the end of each period. An impairment loss is recorded under financial expense when there is objective evidence of impairment, such as when the issuer is in bankruptcy, default, or other significant financial difficulty. Financial assets from cross-border tax lease arrangements are disclosed under assets held-to-maturity.

Loans and receivables

This account contains loans and term deposits with original maturity dates of more than three months which Swisscom provides directly or through an agent to the borrower. The financial assets are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method. Foreign exchange gains and losses are recorded in the income statement. Loans and receivables are assessed for possible impairment at the end of each period. An impairment loss is recorded under financial expense when there is objective evidence of impairment, such as where the borrower is in bankruptcy, default, or other significant financial difficulty.

Available-for-sale financial assets

All other financial assets are classified as available-for-sale financial assets. These assets are included in non-current financial assets unless management has the expressed intention of holding these assets for less than twelve months from the end of the period, or unless they will need to be sold to raise operating capital, in which case they are included in current financial assets. Available-for-sale financial assets are subsequently carried at fair value, with all changes in unrealized gains or losses recorded in equity. When the available-for-sale financial assets is sold, impaired or otherwise disposed of, the cumulative gains and losses previously recorded in equity are released through the income statement and presented as financial income or expense. The financial assets are assessed for possible impairment at each balance sheet date. Any equity instruments that have a lower market value than carrying value for a prolonged period or that are significantly below their original cost, will be considered impaired. The difference between the fair value and the carrying amount is removed from equity and released to the income statement and presented as financial expense.

2.8	Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is calculated using the weighted average method. For slow turning inventories an allowance is recorded. Inventories which can not be sold anymore are written off completely.

2.9	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Land is not depreciated. Depreciation is computed using the straight-line method based on the following estimated useful lives:

Years

Buildings and building equipment	10 to 40
Cable and ducts	14 to 20
Transmission equipment	4 to 12
Switching equipment	5 to 10
Customer premises equipment	4 to 10
Broadcasting equipment and other network assets	3 to 10
Vehicles	5 to 7
Machinery, office and auxiliary equipment	4 to 15
Information technology equipment	3 to 5
Software for technical equipment	3

The amount to be depreciated corresponds to the cost minus an estimated residual value. If material parts of property, plant and equipment have different estimated useful life, these parts are recorded separately and depreciated accordingly. The estimated useful life and respective residual value are re-evaluated at least annually and, if necessary, depreciation is adjusted.

Capitalized leasehold improvements and installations in leased buildings are depreciated over the shorter period of their estimated useful life and the remaining term of the lease. Maintenance and repair costs and borrowing costs are expensed as incurred.

Gains and losses from the disposal of property, plant and equipment are calculated as the difference between the proceeds of the sale and carrying amount of the asset and are recorded in the income statement within other income or other operating expenses.

2.10	Intangible assets

Goodwill

For acquisitions completed on or after April 1, 2004, IFRS 3 “Business combinations” is applicable and they are accounted for using the purchase method.

Goodwill is measured as the difference between the cost of the acquisition and the group’s share of the fair value of identifiable intangible and tangible net assets acquired at the date of the acquisition. Goodwill is presented under intangible assets in the consolidated financial statements. Goodwill is tested for impairment at least annually and recorded at initial cost minus any recognized impairment losses. The reversal of any recorded impairment is not allowed. Goodwill is allocated to cash-generating units when tested for impairment. The allocation is to those cash-generating units of which future economic benefit is expected as a result of the combination. Gains and losses on disposals of subsidiaries include their respective goodwill.

For acquisitions prior to April 1, 2004, differences between the purchase price and the fair value of net assets acquired are classified as goodwill from acquisitions. Goodwill was amortized on a straight-line basis over the estimated useful life of three to five years until December 31, 2004.

Research and development costs

Research costs are expensed as incurred. Development costs are capitalized under intangible assets, if they generate probable future economic benefits and can be determined reliably. Capitalized development costs are amortized using the straight-line method over the estimated useful life. The estimated useful life is re-evaluated at least at the end of each reporting period and if necessary adjusted. Development costs that do not fulfill the requirements for capitalization are expensed as incurred.

Software development costs

Development costs of identifiable software under Swisscom’s control are recorded as intangible assets if they will generate probable future economic benefit and software development costs are amortized using the straight-line method over the estimated useful life of three to five years. Expenditure which enhances or extends the performance of computer software programs beyond their original specifications is capitalized and added to the original cost of the software. The estimated useful life and residual value are re-evaluated at least annually and, if necessary, adjusted.

Other intangible assets

Other intangible assets, which comprise primarily mobile license fees and purchased software are capitalized at cost and amortized using the straight-line method over the shorter period of estimated life or the respective legal term, starting when they are put into operation. The estimated useful life and the amortization method of the assets are reviewed annually and, if necessary, adjusted.

The useful lives and the amortization method of the assets are reviewed at least at each financial year-end. The useful lives of mobile licenses are based on the contractual life commencing when the network is available for use unless other information indicates that the life of the asset should be adjusted. The useful lives of the Company’s mobile licenses are as follows:

Year

UMTS license	12
GSM license	7

2.11	Non-current assets held for sale

Non-current assets held for sale are classified as current items and disclosed separately. They are measured at the lower of carrying amount and fair value minus any costs to sell. Assets held for sale are no longer depreciated. Any potential impairment is recorded in the income statement.

2.12	Impairment of property, plant and equipment and intangible assets

Impairment of goodwill

Goodwill is allocated to a cash-generating unit and assessed for possible impairment annually in the fourth quarter after the business plan has been approved. If there is an indication that goodwill might be impaired during the reporting period but before the annual impairment testing, Swisscom performs an earlier impairment test. An impairment is recorded if the recoverable amount of an asset, which is the higher of the fair value less cost to sell or the value in use, is lower than the carrying amount. The method applied is described in Note 23.

Impairment of property, plant and equipment and other intangible assets

If there is an indication that an asset may be impaired, Swisscom determines the estimated recoverable amount. An impairment loss is recorded if the recoverable amount of an asset, which is the higher of fair value less costs to sell costs and value in use, is lower than the carrying amount.

2.13	Finance and operating leases

Assets acquired under lease agreements which effectively transfer substantially all the risks and rewards incidental to ownership from the lessor to the lessee are classified as finance leases. Finance leases on tangible fixed assets are capitalized at amounts equivalent to the lower of respective fair value or the estimated net present value of the future minimum lease payments. The same amount less finance costs is recorded correspondingly as a finance lease obligation. Assets under finance leases are amortized over the shorter of their estimated useful life and term of the lease. The interest portion of the lease payment is recorded as interest expense in the income statement, calculated on the amortized cost. Lease contracts on buildings and land are recorded separately, if lease payment can be allocated accordingly. Gains on sale and leaseback transactions resulting in finance leases are deferred and released over the term of the lease into other income, while losses on sale and leaseback transactions are recorded immediately.

Lease agreements which do not transfer the risks and rewards to Swisscom are classified as operating leases. Payments are recorded ratably over the lease period. Gains and losses on sale and leaseback transactions of operating leases are recorded immediately in the income statement.

2.14	Financial liabilities

Financial liabilities are measured at fair value on initial recognition less directly attributable transactions cost. After initial recognition financial liabilities are subsequently measured at amortized cost using the effective interest method.

2.15	Provisions

Provisions are recorded when a present legal or constructive obligation results from past events, it is probable that an outflow of resources will be required to settle the obligation and when a reliable estimate of the amount of the obligation can be made. Provisions are recorded at the best estimate of the expenditure required to settle the obligation using market interest rates to discount.

Termination benefits

Costs relating to the implementation of workforce reduction measures are recorded when management commits itself to a workforce reduction plan, and it is probable that a liability has been incurred and the amount can be reasonably estimated. Conditions and the number of employees affected must be defined. A liability is recorded when an appropriate public announcement has been made, specifying the terms of redundancy and the number of employees affected, or after individual employees have been advised of the specific terms.

Dismantlement and restoration costs

Swisscom has a legal obligation in Switzerland to dismantle transmitter or mobile stations and to restore the property owned by third parties on which the stations are situated, after the stations are removed. The costs associated with the dismantling of these sites are capitalized in the carrying amount of property, plant and equipment and depreciated over the life of the transmitter or mobile stations. The total provision required to dismantle and restore these sites, discounted to its present value, is recorded under non-current provisions. Changes in the provision are accounted for using the cost model in accordance with IFRIC 1 ,,Changes in Existing Decommissioning, Restoration and Similar Liabilities“. Under the cost model, changes in the liability are either added to or deducted from the cost of the related asset. The amount deducted from the cost of the related asset shall not exceed its net carrying amount. Should there be a reduction in the liability that exceeds the net carrying amount of the related asset, any excess is recorded immediately in the income statement as financial income.

2.16	Treasury stock

Treasury stock is presented under equity. Gains or losses on the sale of treasury stock are also recognized under consolidated equity within retained earnings.

2.17	Revenue

Revenue consists primarily of monthly subscription and connection fees, as well as volume-related charges to customers for calls from the fixed and mobile networks. Also included are revenues from providing interconnection services to other telecommunications companies, revenue from national and international leased lines, as well as revenue from private network services and intranet services and the sale and maintenance of subscriber equipment. Swisscom also provides services in the field of outsourcing.

Revenue from subscription fees is recorded ratably over the subscription period. Revenue from installation and connection activities is recorded at the time of installation or connection.

Revenue from telephony is recorded at the time the call is made. Revenue from prepaid calling cards is deferred and recorded at the time the customer makes a call. Revenue from leased lines is recorded over the rental period. Revenue from the sale of equipment is recorded at the time of sale. Revenue from the maintenance of equipment is recorded ratably over the life of the contract.

Revenue for long-term outsourcing contracts is recorded based on services provided to the customer. The actual development of costs incurred and invoices issued are not relevant when recording revenue. Start-up and integration costs of new outsourcing transactions are accrued and recorded as expense over the contract period. The contracts are assessed at the end of each period to evaluate if the unavoidable costs of meeting the obligations under the contract exceed the expected benefits to be received under it.

Customer-specific contracts are accounted for in accordance with the Percentage-of-Completion-Method. The stage of completion is based on actual costs in reference to total estimated costs. Receivables from construction contracts contain recorded costs and gains reduced by prepayments and losses on contracts. A negative amount is presented in trade accounts payables and other payables.

When Swisscom acts as principal, bearing the risks and rewards in a transaction, revenue is recorded on a gross basis. However, when Swisscom acts as an agent or broker on behalf of third parties, revenue is reported net of direct costs.

2.18	Capitalized costs, financial income and other income

Costs to be capitalized and expensed in future periods, such as costs capitalized on construction projects, are recognized in the income statement as other operating income with a corresponding amount included in expenses, such that the effect on income is zero.

Interest income is accounted for in accordance with the amortized cost method. Dividend income is recognized when Swisscom has the right to receive the payment.

Other income is recorded when the inflow of proceeds or other financial benefits is probable.

2.19	Share-based payment

Compensation cost for shares issued to employees, members of the Executive Board and the Board of Directors is measured at the grant date as the excess of the market price of Swisscom’s stock over the purchase price. These costs are recorded as personnel expenses at the time the shares are granted.

2.20	Pension obligation

The cost and obligations relating to the defined benefit plan are determined on an actuarial basis using the projected unit credit method, which reflects service rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. The pension cost in each period is calculated on the basis of a yearly actuarial valuation. The latest actuarial valuation was performed using base data at December 31, 2006. Current service costs are charged to the income statement in the periods in which the services are rendered. The effects of changes in actuarial assumptions are charged or credited to the income statement over a period approximating the average expected remaining service periods of participating employees. The portion of actuarial gains and losses recorded is defined as the excess of the net cumulative unrecorded actuarial gains and losses at the end of the previous reporting period over the greater of 10% of the present value of the defined benefit obligation at that date (before deducting plan assets), or 10% of the fair value of the plan assets at that date. Past service cost attributable to plan amendments is recorded as an expense on a straight-line basis over the average period until the benefits become vested. To the extent the benefits immediately vest, the costs associated with the amendment are recorded immediately.

2.21	Customer acquisition costs

Swisscom pays commissions to dealers for the acquisition and retention of mobile subscribers. The amount of commission payable is dependent on the type of subscription. Customer acquisition and retention costs are recorded immediately in the income statement.

2.22	Income taxes

Income taxes include all income-related taxes due and deferred. Non-income-related taxes, such as capital tax or taxes on propertied are recorded in operating expenses.

Deferred income taxes are determined using the comprehensive liability method, whereby deferred tax is recorded on all temporary differences. Temporary differences arise when there are differences between the recoverable amount of a balance sheet item and the value for tax purposes and reverse in one or more subsequent periods. Deferred tax assets and liabilities are determined using the tax rates that are expected to apply when such temporary differences are realized. Deferred tax assets are recorded only if it is probable that benefits will be realized in the future.

2.23	Fair value

Fair value is the amount for which an asset, liability or financial instrument could be exchanged between knowledgeable, willing and independent business parties in an arm’s length transaction. The fair value is determined based on quoted prices or by using valuation techniques, such as discounted cash flow analysis. The presented amounts in the notes approximate fair value if not mentioned otherwise.

2.24	Derivative financial instruments

Derivative financial instruments are initially recorded at fair value and subsequently re-measured at their fair value at each balance sheet date. The method of recording the resulting gain or loss is dependent on the nature of the item being hedged and the intention regarding its purchase or issue. On the date a derivative contract is entered into, Swisscom designates certain derivatives as either a hedge of exposure to changes in fair value of a recognized asset or liability, or an unrecognized firm commitment (fair value hedge), or a hedge of the exposure to variability in cash flows on forecasted transaction (cash flow hedge).

Changes in the fair value of derivatives that are designated as fair value hedges are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated as cash flow hedges are recorded in the hedge reserves in equity. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or liability, the gains and losses previously recognized in equity are removed from equity and included in the initial cost of the asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or liability, the associated gains or losses that were recognized in equity shall be reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss. However, if an entity expects that all or a portion of a loss recognized directly in equity will not be recovered in one or more future periods, it shall reclassify into profit or loss the amount that is not expected to be recovered.

Changes in the fair value of derivative instruments that were not designated as hedges are recorded immediately in the income statement.

Swisscom documents at the inception of each transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific forecast transactions. Swisscom also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair value of publicly traded derivatives and trading available-for-sale securities is based on quoted market prices at the end of the period. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the end of period. The fair value of foreign exchange options is determined using option pricing models.

2.25	New accounting principles

In 2006 the IASB stated that it will not require the application of new IFRS or major amendments to existing standards before January 1, 2009. By refraining from requiring new standards to be applied before 2009, the IASB will also be providing four years of stability in the IFRS platform of standards for those companies that adopted IFRS in 2005. New standards and major amendments will be published during this time and companies have the choice to early adopt them but are not required to do so. Interpretations and minor amendments are excluded from this approach.

The following standards and interpretations published before December 31, 2006, must be applied for annual periods beginning on January 1, 2007, or after:

Amendments to IAS 1: Capital Disclosures: Amendments require companies to disclose the objectives, policies and processes on managing their capital. Swisscom will comply with the new requirement and disclose the necessary information upon the effective date of January 1, 2007.

IFRS 7: Financial Instruments: Disclosures: IFRS 7 replaces IAS 30 Disclosures in the Financial Statements of Banks and Similar Financial Institutions and disclosure requirements of IAS 32 Financial Instruments: Disclosure and Presentation. The goal of the new standard is to provide information on the amount, timing, and probability of future cash flows resulting from financial instruments that may be of relevance for decision-making. Swisscom has set up the necessary processes to comply with the requirements upon the effective date of January 1, 2007.

IFRIC 7: Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies: IFRIC 7 clarifies that if due to economic circumstances a functional currency becomes hyperinflationary, the subsidiary must be presented as if the functional currency had always been hyperinflationary. As Swisscom has no subsidiaries in hyperinflationary economies there will be no impact on adoption of this standard.

IFRIC 8: Scope of IFRS 2: IFRIC 8 clarifies that share-based payments also apply to transactions in which companies can not, or can only partially, identify goods or services received. Companies shall calculate the fair value of the non-identifiable goods or services as the difference between the fair value of the identifiable goods or services received and the fair value of the share-based consideration. Swisscom does not expect any impact in applying this standard as its transactions involving share-based payment are minimal.

IFRIC 9: Reassessment of Embedded Derivative: IFRIC 9 defines when an embedded derivative has to be accounted for separately from the host contract. Swisscom does not expect any impact on its financial reporting on the adoption of this interpretation.

The following standards, amendments and interpretations will be effective at a later date. Swisscom will not early adopt these standards.

IFRIC 10: Interim Financial Reporting and Impairment: This interpretation clarifies that impairment losses of goodwill or certain assets which have been recognized in an interim period shall not be reversed. Swisscom does not expect any impact on its financial reporting from the adoption of this interpretation.

IFRIC 11: IFRS 2 Group and Treasury Share Transactions: IFRIC 11 clarifies how transactions with group or treasury shares have to be accounted for by the group as well as on the subsidiary level. Swisscom does not expect a material impact on the adoption of this interpretation.

IFRIC 12: Service Concession Arrangement: IFRIC 12 clarifies how concessions granted have to be accounted for. Swisscom is currently analyzing its concessions granted with regard to compliance with this interpretation but does not expect a material impact on its financial reporting upon adoption.

IFRS 8: Operating Segments: IFRS 8 replaces IAS 14. IFRS 8 requires companies to present its segment reporting following the management approach. Swisscom does not expect an impact on its financial reporting upon adoption.

3	Critical accounting principles, estimates and assumptions

3.1	Critical accounting principles

When applying the relevant standards, management has the possibility to make some decisions at its own discretion. The recognition and measurement principles below have a significant impact on the items in the financial statements:

Cash generating units for fixed and mobile networks

The recoverability of the carrying amounts of fixed and mobile networks is assessed on the level of cash-generating units in accordance with IAS 36 ,,Impairment of Assets“. Management is of the opinion that fixed and mobile networks should be treated as separate integral units and must therefore be classified as two independent cash generating units.

In order to test recoverability, individual network elements or regions are not separately assessed as cash flows cannot be allocated accordingly.

Sale and long-term leaseback of buildings

In 2001, Swisscom sold 196 buildings and entered into long-term leaseback agreements for some of these buildings. Some of the leaseback agreements were classified as finance leases in accordance with IAS 17 ,,Leases“. In the opinion of management, buildings classified as finance leases are special properties. The nature of these buildings is such that they cannot be used by other tenants unless major alterations are made.

3.2	Key assumptions with significant risk of value adjustments

The most important assumptions about future developments and other sources of uncertainty which may require significant adjustments to the assets and liabilities in the subsequent period are presented below:

Goodwill

On December 31, 2006, the carrying amount of goodwill from acquisitions totaled CHF 4,169 million. The recoverability of goodwill is tested for impairment annually during the fourth quarter or earlier if an indication of impairment exists. The value of goodwill is primarily dependant upon projected cash flows, WACC and long-term growth rates. The significant assumptions are disclosed in Note 23. A change in the assumptions may result in an impairment loss in subsequent years.

Pension obligation

The pension obligation is calculated on the basis of various financial and actuarial assumptions. The key assumptions for assessing this obligation are the discount rate, future salary and pension increases and the probability of the employee reaching retirement. As of December 31, 2006, the underfunding amounted to CHF 1,597 million, whereby only CHF 719 million was recorded as an obligation in the consolidated balance sheet. The obligation was calculated using a discount rate of 2.54%. A reduction in the discount rate of 0.5% to 2.04% would result in an increase in the pension obligation of CHF 890 million. An increase in average future salary increases of 0.5% would result in an increase in the pension obligation of CHF 90 million. Pension costs were calculated on the basis of an expected return on plan assets of 3.9%. A reduction in the expected return of 0.5% would result in an increase in pension costs of CHF 34 million. See Note 10.

Provision for dismantlement and restoration costs

A provision has been recorded for dismantlement and restoration costs of mobile stations and analog broadcast transmitter stations. As of December 31, 2006, the carrying amount of this provision totaled CHF 369 million. The amount of the provision is primarily based on estimates of future costs for dismantlement and restoration and the timing of the dismantlement. An increase in the estimated costs by 10% would result in an increase in the provision of CHF 25 million. A postponement of the date of the dismantlement by 10 years would result in an increase in the provision of CHF 37 million. See Note 27.

Provisions and contingent liabilities

Interconnection proceedings

Since 2000 Swisscom has been involved in proceedings with regard to interconnection prices (see Note 27). Swisscom has recorded a provision and an allowance for receivables on the basis of their own estimate of the expected outcome of the proceedings. Further development of the proceedings may result in a different assessment of the financial consequences in subsequent years and require an increase or decrease of the recorded provision.

Proceedings before the competition commission (WEKO)

WEKO is currently leading various proceedings against Swisscom. The individual proceedings are described in Note 34. If WEKO proves that Swisscom has violated the Antitrust law, they can impose sanctions. Based upon its legal assessment, Swisscom is of the opinion that it is not probable that WEKO will impose sanctions and has therefore not recorded a provision. Further developments may result in a different assessment and require the recognition of a provision.

4	Changes in the group of consolidated companies

During financial year 2006 Swisscom acquired several subsidiaries. These include the acquisition of Comit, the Betty Group, Cybernet (Switzerland) AG, Swapcom SA, Core Communications (now Hospitality Services North America Corp.), JW Service AG (now Comit Strategic Sourcing AG), the Minick Group, Undernet s.r.l., and a business area of Siemens Switzerland.

In 2006, Swisscom acquired investments in the affiliated companies Medgate Group and Sportradio.ch AG. See Note 24.

The new acquisitions are presented in the consolidated accounts from the date the transactions were completed.

On December 20, 2006, Swisscom repurchased the 25% minority interest in Swisscom Mobile AG from Vodafone. See Notes 25 and 29. Furthermore, the remaining 60% minority interest in the employment company Worklink AG and 10.3% in Tele Rätia AG were acquired in 2006. Tele Rätia AG was subsequently merged with Swisscom Broadcast AG.

In 2006, Betty Schweiz AG and Mona Lisa Capital AG were established in Switzerland. Companies established abroad included Airbites Ukraine, Hospitality Services Romania, Sicap Malaysia, and Comit Singapore.

A list of consolidated subsidiaries, affiliated companies and joint ventures is presented in Note 41.

The acquisitions of subsidiaries in 2006, 2005 and 2004 are disclosed below.

Acquisitions 2006

In 2006, Swisscom made cash payments for subsidiaries for a total of CHF 246 million, excluding acquisitions of minority interests in consolidated subsidiaries. This amount includes CHF 96 million for the acquisition of the outstanding shares of Antenna Hungária.

Acquisition of a 100% stake in Comit, Switzerland

On January 4, 2006 Swisscom IT Services acquired a 100% stake in Comit AG, an IT service provider to banks, for CHF 69 million. The purchase price includes transaction costs of CHF 0.4 million.

The purchase price is allocated to Comit’s net assets as presented below:

	Carrying		Carrying
	amount prior to		amount upon
CHF in millions	acquisition	Adjustment	acquisition

Cash and cash equivalents	19	—	19

Trade accounts receivable and other receivables	6	—	6

Other current assets	5	—	5

Property, plant and equipment	1	—	1

Other intangible assets	—	8	8

Deferred tax assets	2	(2)	—

Trade accounts payable and other payables	(5)	—	(5)

Current tax liabilities	(2)	—	(2)

Provisions	(2)	—	(2)

Pension obligation	(10)	—	(10)

Other current and non-current liabilities	(10)	—	(10)

Identified assets and liabilities	4	6	10

Goodwill			59

Acquisition cost			69

Deferred payment of purchase price			(22)

Cash and cash equivalents acquired			(19)

Cash outflow			28

Goodwill relates mainly to the synergies that are expected from the merger of Comit and Swisscom IT Services, non-contractual and non-separable customer relations as well as the qualified personnel. The brand name and orders on hand were assessed separately from goodwill as intangible assets. The brand name is amortized using the straight-line method over a period of five years. Following the acquisition, the Financial Services division was transferred from Swisscom IT Services AG and integrated into Comit. In 2005 Comit achieved revenue of CHF 63 million. In 2006 the new unit achieved revenue of CHF 220 million. In view of this merger it is not practicable to calculate the revenue and result arising from the acquisition. Since the takeover was completed on January 4, 2006, the effects on net revenue and net income are included in the consolidated financial statements for twelve months.
Other acquisitions 2006

Swisscom Solutions AG acquired the telephone equipment and IP-communication platforms for medium and larger business customers from Siemens Switzerland. Furthermore, businesses acquired include applications and services as well as the integration, operation and maintenance of data networks. The acquisition was completed on February 28, 2006.
Swisscom Fixnet signed a contract for the acquisition of a 100% share of the Internet service provider Cybernet (Switzerland) AG on October 20, 2005. The acquisition was completed with the approval of the Competition Commission on March 22, 2006.
On June 8, 2006, Hospitality Services SA acquired a 98% share in Core Communications Corp. Following the acquisition the company was renamed Hospitality Services North America Corp. Hospitality Services North America Corp. is a US American service provider of data communication and Internet solutions for the hotel industry.
On August 3, 2006, Swisscom acquired a 100% share in Swapcom (France). Swapcom is specialized in server-side mobile architecture and develops software solutions.
On September 27, 2006, Swisscom acquired a 100% share of the voting rights and 65% of share capital in Betty Holding AG. Betty Holding AG (Zurich) holds 100% of the shares in Betty Technology AG (Zug), Betty TV AG (Munich) and Betty TV Entwicklungs- und Dienstleistungs GmbH (Munich). Betty produces a remote control for inter active television viewing. The sellers are entitled to sell their non-voting shares to Swisscom at a fixed price of CHF 8 million by the end of 2007. The selling rights are recorded as a financial liability.
On October 13, 2006, Swisscom acquired a 100% share in JW Service AG. Following the acquisition the company was renamed Comit Strategic Sourcing AG. The company offers IT services to the financial services, including consulting, project management and software development.
In connection with the expansion of its business activities in Eastern Europe, Airbites purchased an 87.5% share in Undernet s.r.l. on November 8, 2006.
On December 4, 2006, Swisscom Mobile acquired a 100% share in Minick Holding AG and its subsidiaries in Switzerland, Germany, the UK, and Spain. Minick is a provider of solutions for mobile Internet portals and interactive applications.
The acquired net assets of the acquisitions of Betty and Minick have only been determined provisionally at the time the financial statements were prepared, as Swisscom was not in a position to finalize the purchase price allocation for these transactions.

The table below shows the allocation of the aggregated purchase prices to the fair values of other acquisitions in 2006:

	Carrying		Carrying
	amount prior to		amount upon
CHF in millions	acquisition	Adjustment	acquisition

Cash and cash equivalents	20	—	20

Trade accounts receivable and other receivables	26	—	26

Other current assets	13	—	13

Property, plant and equipment	3	—	3

Other intangible assets	15	48	63

Deferred tax assets	3	(1)	2

Trade accounts payable and other payables	(29)	—	(29)

Provisions	(2)	—	(2)

Pension obligation	(13)	—	(13)

Financial liabilities	(7)	—	(7)

Other current and non-current liabilities	(16)	—	(16)

Identified assets and liabilities	13	47	60

Goodwill			106

Acquisition cost			166

Deferred payment of purchase price			(24)

Cash and cash equivalents acquired			(20)

Cash outflow			122

The purchase price includes transaction costs of CHF 1 million. Goodwill in connection with other acquisitions relates mainly to the expected synergies, future services and the personnel. Intangible assets primarily include contractual customer relationship. These are amortized from the date of acquisition over the estimated remaining term of the customer relationship. The 2006 consolidated financial statements include net revenue of CHF 81 million and a net income of CHF 2 million resulting from these acquisitions. Had these acquisitions been consolidated in Swisscom’s financial statements from January 1, 2006, Swisscom’s pro forma net revenue would have been CHF 9,738 million and net income CHF 1,901 million.
Acquisitions 2005

In 2005, Swisscom paid a total of CHF 303 million for the acquisition of subsidiaries including the deferred consideration of CHF 7 million paid to the seller for T-Systems Card Services AG (now Accarda AG), which was acquired at the end of 2003.
Acquisition of Antenna Hungária

On July 28, 2005, Swisscom signed an agreement for the acquisition of a 75% share in Antenna Hungária. The company operates in the field of analog radio and television broadcasting. Swisscom completed the purchase of a 75% share (plus one share) in Antenna Hungária on October 25, 2005. The purchase price was CHF 293 million. On November 11, 2005, Swisscom tendered an offer to Antenna Hungária’s public shareholders for the same price per share as paid for the 75% plus one share holding, i.e. HUF 5,250 per share. At the beginning of 2006, a further 23% of the shares were acquired. A squeeze-out procedure was launched for the remaining 2% share. Since the transaction involved a statutory obligation to make a public takeover bid to the minority shareholders, the transaction was included as a 100% acquisition in the 2005 financial statements. The purchase price of CHF 104 million for the remaining shares was recorded under other current liabilities as at December 31, 2005.

The table below presents the allocation of the purchase price to Antenna Hungária’s net assets:

	Carrying		Carrying
	amount prior to		amount upon
CHF in millions	acquisition	Adjustment	acquisition

Cash and cash equivalents	8	—	8

Trade accounts receivable and other receivables	16	—	16

Other current assets	19	—	19

Property, plant and equipment	140	96	236

Other intangible assets	8	41	49

Trade accounts payable and other payables	(15)	—	(15)

Other current and non-current liabilities	(26)	—	(26)

Deferred tax liabilities	—	(22)	(22)

Identified assets and liabilities	150	115	265

Equity attributable to minority interests			(3)

Goodwill			138

Acquisition cost			400

Deferred payment of purchase price			(104)

Cash and cash equivalents acquired			(8)

Cash outflow			288

The purchase price of CHF 400 million includes transaction costs for consultancy and bank fees of CHF 3 million. Goodwill relates to the premium paid on the acquisition and reflects the growth potential of Antenna Hungária in the field of digital broadcasting. Swisscom will bring in its know-how in the area of digital broadcasting. Intangible assets primarily comprised of contractual customer relationships, are amortized from the date of acquisition over the estimated remaining term of the customer relationship.
Other acquisitions 2005

On June 3, 2005, Swisscom Solutions acquired a 100% share in Celeris AG. Celeris AG is a leading supplier of Managed Security Services for secure communications via the Internet.
On July 1, 2005, Swisscom acquired a 99% share in Medipa AG, a Swiss medical billing company.
The table below shows the allocation of the aggregated purchase price to the fair values of the assets acquired in Celeris and Medipa:

	Carrying		Carrying
	amount prior to		amount upon
CHF in millions	acquisition	Adjustment	acquisition

Cash and cash equivalents	4	—	4

Other current assets	13	—	13

Property, plant and equipment	1	—	1

Other intangible assets	3	5	8

Deferred tax assets	—	(1)	(1)

Other current and non-current liabilities	(35)	—	(35)

Identified assets and liabilities	(14)	4	(10)

Goodwill			22

Acquisition cost			12

Cash and cash equivalents acquired			(4)

Cash outflow			8

Goodwill reflects the expected synergies that can be achieved from the integration into the existing business activities. Medipa was presented on a provisional basis in the 2005 financial statements. There were no changes to the net assets presented in the balance sheet in 2006 following the final purchase price allocation.
Net revenue and results of acquired subsidiaries in 2005

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
On December 22, 2004 Swisscom Broadcast acquired an 84.4% stake in Tele Rätia AG. Tele Rätia AG provides services in connection with television and Radio broadcasting in the Canton of Graubünden. In 2005 the stake in Tele Rätia was increased to 89.7%.
On December 1, 2004, Swisscom IT Services AG acquired 100% of the shares in e4life AG.

The table below shows the aggregated fair values of the assets acquired:

CHF in millions	2004

Cash and cash equivalents	5

Property, plant and equipment and other intangible assets	12

Deferred tax assets	2

Other current and non-current liabilities	(7)

Identified assets and liabilities	12

Goodwill	—

Acquisition cost	12

Deferred payment of purchase price	(10)

Cash and cash equivalents acquired	(5)

Cash inflow	(3)

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

5	Segment information

Segment information is mainly based on the business segments and secondly, geographical segments. Swisscom’s income and risks mainly depend on the services offered and less on the geographical location of the company and the customers. This breakdown corresponds to the management and organizational structure as well as to internal reporting to the group management and the Board of Directors. Swisscom comprises of the segments Fixnet, Mobile, Solutions, Other, and Corporate.

The “Fixnet” segment provides primarily access services to residential and business customers, fixed retail telephony traffic in respect of residential customers, wholesale traffic services offered to other telecommunication providers and payphone services, operator services, and prepaid calling cards. Fixnet also provides leased lines, sells customer equipment and operates a directories database. On July 1, 2005 Fixnet brought its international carrier business into an affiliated company with Belgacom in which Belgacom holds 72% and Swisscom 28%. Swisscom Fixnet still records revenue from international incoming traffic after this transfer took place since not all contracts could be transferred to the joint venture by July 2005. The transfer of the remaining contracts is scheduled for 2007.

“Mobile” consists primarily of mobile telephony, which includes domestic and international traffic for calls made in Switzerland or abroad by Swisscom’s customers and roaming by foreign operators whose customers use their mobile telephones over Swisscom’s networks. It also consists of value-added services numbers, data traffic as well as the sale of mobile handsets.

“Solutions” comprises primarily fixed-line voice telephony services to business customers, leased lines, intranet services, and management of communication infrastructures.

“Other” mainly comprises Swisscom IT Services consisting of Swisscom IT Services AG and the Comit Group, Swisscom Broadcast, the Accarda Group, comprising Billag AG, Accarda AG and Medipa AG, Antenna Hungária, and Hospitality Services (formerly Swisscom Eurospot).

The “Corporate” segment includes the divisions at Group Headquarters, group initiatives, shared services for Group companies, the real estate company Swisscom Immobilien AG, and the employment company Worklink AG.

Intersegment revenue is billed at market prices. If a regulated price for telecommunications services exists for competitors, such as for interconnection services, this price will also be used to bill internal services. Costs relating to termination benefits are calculated per segment for the employees participating in one of the workforce reduction programs and are recorded as part of that segment’s expense. Not all of the costs relating to termination benefits recorded by the segments meet the criteria for recognition under IFRS. Therefore, these expenses for which provisions cannot be recorded were eliminated in the “Corporate” segment in the consolidated financial statements.

Intragroup profits and losses may occur as a result of billing intersegment services and sales of assets. These are eliminated in the consolidated financial statements and disclosed in segment reporting in the column “Elimination”.

Segment assets include all operating assets used by a segment and comprise receivables, inventories, property, plant and equipment and intangibles. Segment liabilities include all operating liabilities and comprise primarily accounts payable, other liabilities, pension obligations, and provisions.

Segment expenses include goods and services purchased, personnel costs and other operating costs less capitalized costs and other income.

Swisscom’s operations are mainly focused in Switzerland, where it provides a full range of telecommunication services. Business activity abroad mainly comprises Antenna Hungária and Hospitality Services. Antenna Hungária offers services in the field of broadcasting and telecommunications. Hospitality Services is a service provider of broadband and Internet-based solutions for the hotel industry.

2006
CHF in millions	Fixnet	Mobile	Solutions	Other	Corporate	Elimination	Total

Net revenue from external customers	4,130	3,541	1,072	840	70	—	9,653
Intersegment revenue	839	481	148	494	567	(2,529)	—
Net revenue	4,969	4,022	1,220	1,334	637	(2,529)	9,653

Goods and services purchased	(489)	(955)	(240)	(164)	—	8	(1,840)

Personnel expenses	(880)	(311)	(279)	(559)	(249)	—	(2,278)

Other operating expenses	(760)	(472)	(43)	(393)	(377)	1	(2,044)

Intersegment expenses	(1,176)	(503)	(600)	(143)	(75)	2,497	—

Capitalized cost and other income	142	21	8	43	87	(5)	296

Segment expenses	(3,163)	(2,220)	(1,154)	(1,216)	(614)	2,501	(5,866)

Earnings before interest, taxes, depreciation and amortization (EBITDA)	1,806	1,802	66	118	23	(28)	3,787

Margin as % of net revenue	36.3	44.8	5.4	8.8	3.6	—	39.2

Depreciation and amortization	(757)	(385)	(34)	(208)	(58)	7	(1,435)

Earnings before interest and taxes (EBIT)	1,049	1,417	32	(90)	(35)	(21)	2,352

Segment assets	4,261	2,440	377	1,374	1,109	(449)	9,112

Goodwill	30	3,749	14	376	—	—	4,169

Affiliated companies	173	—	—	1	47	—	221

Non-current assets held for sale	—	—	—	—	19	—	19

Assets not allocated	—	—	—	—	—	—	2,076

Total assets	4,464	6,189	391	1,751	1,175	(449)	15,597

Segment liabilities	1,510	823	372	640	1,031	(432)	3,944

Liabilities not allocated	—	—	—	—	—	—	7,150

Total liabilities	1,510	823	372	640	1,031	(432)	11,094

Capital expenditure	610	326	42	219	140	(13)	1,324

Gain (loss) on disposal of assets	(4)	(6)	2	(5)	21	—	8

Termination benefits	11	3	—	—	—	—	14

Share of profit of affiliated companies	16	1	—	1	12	—	30

Number of full-time equivalent employees at end of period	7,205	2,457	1,929	4,574	903	—	17,068

Average number of full-time equivalent employees	7,101	2,413	1,919	4,404	897	—	16,734

Information on geographical regions

2006
CHF in millions	Switzerland	International	Total

Net revenue	9,418	235	9,653

Earnings before interest, taxes, depreciation and amortization (EBITDA)	3,729	58	3,787

Earnings before interest and taxes (EBIT)	2,386	(34)	2,352

Segment assets	8,717	395	9,112

Capital expenditure	1,279	45	1,324

Number of full-time equivalent employees at end of period	15,909	1,159	17,068

Average number of full-time equivalent employees	15,762	972	16,734

2005
CHF in millions	Fixnet	Mobile	Solutions	Other	Corporate	Elimination	Total

Net revenue from external customers	4,319	3,651	1,123	571	68	—	9,732
Intersegment revenue	989	517	145	488	622	(2,761)	—
Net revenue	5,308	4,168	1,268	1,059	690	(2,761)	9,732

Goods and services purchased	(606)	(975)	(197)	(69)	—	16	(1,831)
Personnel expenses	(944)	(322)	(261)	(419)	(228)	1	(2,173)
Other operating expenses	(530)	(483)	(43)	(325)	(436)	—	(1,817)
Intersegment expenses	(1,248)	(555)	(700)	(129)	(65)	2,697	—
Capitalized cost and other income	111	17	7	25	56	44	260
Segment expenses	(3,217)	(2,318)	(1,194)	(917)	(673)	2,758	(5,561)
Earnings before interest, taxes, depreciation and amortization (EBITDA)	2,091	1,850	74	142	17	(3)	4,171
Margin as % of net revenue	39.4	44.4	5.8	13.4	2.5	—	42.9

Depreciation and amortization	(797)	(373)	(39)	(140)	(48)	3	(1,394)

Earnings before interest and taxes (EBIT)	1,294	1,477	35	2	(31)	—	2,777

Segment assets	4,513	2,322	343	1,274	1,021	(534)	8,939
Goodwill	17	—	4	294	—	—	315
Affiliated companies	137	2	—	2	50	—	191
Non-current assets held for sale	—	—	—	—	5	—	5
Assets not allocated	—	—	—	—	—	—	3,959
Total assets	4,667	2,324	347	1,570	1,076	(534)	13,409

Segment liabilities	1,364	744	503	566	1,122	(540)	3,759
Liabilities not allocated	—	—	—	—	—	—	3,026
Total liabilities	1,364	744	503	566	1,122	(540)	6,785

Capital expenditure	494	334	22	154	100	(17)	1,087
Gain (loss) on disposal of assets	(3)	(11)	2	(5)	33	—	16
Termination benefits	50	8	—	(4)	(15)	—	39
Share of profit of affiliated companies	10	—	—	1	2	—	13
Number of full-time equivalent employees at end of period	7,118	2,412	1,795	3,868	895	—	16,088
Average number of full-time equivalent employees	7,274	2,460	1,812	3,021	888	—	15,455
Information on geographical regions

2005
CHF in millions	Switzerland	International	Total

Net revenue	9,677	55	9,732
Earnings before interest, taxes, depreciation and amortization (EBITDA)	4,134	37	4,171
Earnings before interest and taxes (EBIT)	2,779	(2)	2,777
Segment assets	8,558	381	8,939
Capital expenditure	1,049	38	1,087
Number of full-time equivalent employees at end of period	15,199	889	16,088
Average number of full-time equivalent employees	15,277	178	15,455

2004
CHF in millions	Fixnet	Mobile	Solutions	Other	Corporate	Elimination	Total

Net revenue from external customers	4,555	3,679	1,279	476	68	—	10,057
Intersegment revenue	1,160	677	158	503	540	(3,038)	—
Net revenue	5,715	4,356	1,437	979	608	(3,038)	10,057

Goods and services purchased	(693)	(971)	(150)	(41)	—	8	(1,847)
Personnel expenses	(954)	(310)	(289)	(388)	(253)	—	(2,194)
Other operating expenses	(580)	(505)	(59)	(296)	(382)	(1)	(1,823)
Intersegment expenses	(1,403)	(610)	(810)	(105)	(53)	2,981	—
Capitalized cost and other income	85	16	4	8	27	55	195
Segment expenses	(3,545)	(2,380)	(1,304)	(822)	(661)	3,043	(5,669)
Earnings before interest, taxes, depreciation and amortization (EBITDA)	2,170	1,976	133	157	(53)	5	4,388
Margin as % of net revenue	38.0	45.4	9.3	16.0	(8.7)	—	43.6

Depreciation and amortization	(910)	(359)	(46)	(127)	(48)	1	(1,489)
Impairment of fixed assets	(155)	—	—	—	—	—	(155)

Earnings before interest, taxes and goodwill amortization	1,105	1,617	87	30	(101)	6	2,744

Amortization of goodwill	(7)	—	—	(42)	—	—	(49)

Earnings before interest and taxes (EBIT)	1,098	1,617	87	(12)	(101)	6	2,695

Segment assets	4,950	2,335	334	943	977	(553)	8,986
Goodwill	17	—	—	136	—	—	153
Affiliated companies	58	—	—	—	—	—	58
Assets not allocated	—	—	—	—	—	—	5,035
Total assets	5,025	2,335	334	1,079	977	(553)	14,232

Segment liabilities	1,537	601	419	573	1,249	(546)	3,833
Liabilities not allocated	—	—	—	—	—	—	2,946
Total liabilities	1,537	601	419	573	1,249	(546)	6,779

Capital expenditure	433	513	16	164	19	(9)	1,136
Depreciation and amortization	(1,072)	(359)	(46)	(169)	(48)	1	(1,693)
Gain (loss) on disposal of assets	(14)	(5)	—	(4)	7	(2)	(18)
Termination benefits	40	—	23	1	(16)	—	48
Share of profit of affiliated companies	12	—	—	—	10	—	22
Number of full-time equivalent employees at end of period	7,500	2,491	1,858	2,719	909	—	15,477
Average number of full-time equivalent employees	7,625	2,484	1,955	2,699	901	—	15,664
Information on geographical regions

2004
CHF in millions	Switzerland	International	Total

Net revenue	10,048	9	10,057
Earnings before interest, taxes, depreciation and amortization (EBITDA)	4,366	22	4,388
Earnings before interest and taxes (EBIT)	2,750	(55)	2,695
Segment assets	8,894	92	8,986
Capital expenditure	1,085	51	1,136
Number of full-time equivalent employees at end of period	15,410	67	15,477
Average number of full-time equivalent employees	15,596	68	15,664

6.	Net revenue

The table below presents a breakdown of net revenue:

	2006	2005	2004

Retail traffic	974	1,082	1,240
Wholesale traffic	351	483	691
Other traffic	105	130	158
Access	2,081	1,992	1,876
Other revenue	619	632	590
Segment Fixnet	4,130	4,319	4,555
Connectivity voice	2,040	2,203	2,286
Connectivity data and value-added services	667	604	521
Base Fees	635	677	691
Other revenue	199	167	181
Segment Mobile	3,541	3,651	3,679
Traffic	200	239	297
Leased lines	122	147	184
Intranet Services	140	152	173
Other revenue Service Business	230	247	272
Solution Business	338	283	277
Other revenue	42	55	76
Segment Solutions	1,072	1,123	1,279
Swisscom IT Services	346	249	207
Swisscom Broadcast	152	150	148
Accarda	118	115	112
Antenna Hungária	162	26	—
Hospitality Services	58	31	9
Other revenue	4	—	—
Segment Other	840	571	476
Swisscom Immobilien AG	66	63	63
Swisscom AG	4	5	5
Segment Corporate	70	68	68

Total net revenue	9,653	9,732	10,057

Swisscom’s net revenue mainly comprises of services. Details of Swisscom’s business activities are contained in Note 5.

7.	Goods and services purchased

CHF in millions	2006	2005	2004

Raw material and supplies	24	16	14
Purchased services	214	110	100
Customer premises equipment and trade goods	630	584	520
National traffic fees	533	496	431
International traffic fees	439	625	782

Total goods and services purchased	1,840	1,831	1,847

8.	Personnel expenses

CHF in millions	2006	2005	2004

Salaries and wages	1,741	1,625	1,607
Termination benefits	14	39	48
Salaries and wages of employment company worklink	82	68	81
Social security expenses	166	145	138
Pension cost. See Note 10.	175	185	219
Share-based payment. See Note 9.	17	16	14
Other personnel expenses	83	95	87

Total personnel expenses	2,278	2,173	2,194

Workforce reduction programs
Swisscom supports the personnel affected by workforce reduction mainly through two programs incorporated in a social compensation plan – the outplacement program PersPec and the employment company Worklink AG.

Outplacement program PersPec
In the outplacement program, employees are trained for new jobs and receive assistance in finding new employment within or outside the Swisscom Group. The length of the outplacement program depends on age, years of service and the relevant social plan. At the end of 2006, 2005 and 2004, 111, 291 and 411, respectively, full-time equivalent employees participated in the program. In connection with this program, Swisscom incurred expenses of CHF 20 million, CHF 42 million and CHF 52 million in 2006, 2005 and 2004, respectively. The amount of the expense relates only to the costs for those employees who are not expected to continue working for Swisscom.

Employment company Worklink AG
Depending on age, years of service and the relevant social plan, certain employees who are affected by the workforce reduction measures are entitled to transfer to Worklink AG within the framework of the outplacement program. The social plan allows most of the employees to remain in Worklink AG until the age of 60, after which they are eligible for early retirement.

Worklink seeks to hire these employees out to third parties on a temporary basis. The employees receive an average of approximately 70% of their final salary from Swisscom. The total wages and social security payments for these employees were CHF 82 million, CHF 68 million and CHF 81 million in 2006, 2005 and 2004, respectively. This includes the expenditure for the time spent in the outplacement program before their transfer to the employment company. Under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, these costs do not qualify for the recognition of a provision because the employment relationship with the employees has not been terminated.

9.	Share-based payment

CHF in millions	2006	2005	2004

Expenditure for TopShare	13	11	10
Expenditure for Management Incentive Plan (MIP)	5	5	4
Adjustment from previous year	(1)	—	—

Total expenditure for share-based payment	17	16	14

Swisscom offers two share-based payment plans to its employees, management, members of the Executive Board, and Board of Directors: the share purchase scheme Top-Share and the Management Incentive Plan (MIP).

TopShare
TopShare is a voluntary share purchase scheme available to all employees except management, members of the Executive Board and Board of Directors. Each year, employees may purchase up to ten shares at preferential conditions, below the market price. In 2006, 8,323 employees participated in this share purchase scheme. The shares purchased are subject to a one-year blocking period from the grant date, after which they can be freely disposed of. The shares are vested upon grant date. The difference between the market value and the consideration received from employees is recognized under personnel expenses.

The market and offering price, the number of shares allocated and the expense recorded are:

	Number
	of allocated	Market price	Offering price	Cost in
Year of allocation	shares	in CHF	in CHF	CHF millions

2006	78,521	418	250	13
2005	76,882	447	300	11
2004	74,921	423	290	10
Management Incentive Plan (MIP)
The MIP is available for members of management, whereby they can voluntarily invest 25% of their annual bonus. For members of management who participate in this program, Swisscom makes a contribution of 50% of the amount invested by management. Members of the Board of Directors and Executive Board also participate in this program and must invest annually 25% of their compensation or bonus in this program, respectively. The shares are subject to a blocking period of three years from the grant date. The shares are vested upon grant date and are allocated based on their tax value.

In 2006, allocated shares are the following:

	Number
	of allocated	Market price	Offering price	Cost in
Participant	shares	in CHF	in CHF	CHF millions
Board of Directors	1,434	418	355	0.1
Group Executive Board	2,398	418	355	0.2
Management	23,013	418	222	4.5

Total	26,845	418	241	4.8

In 2005, allocated shares are the following:

	Number
	of allocated	Market price	Offering price	Cost in
Participant	shares	in CHF	in CHF	CHF millions
Board of Directors	1,386	447	368	0.1
Group Executive Board	2,158	447	368	0.2
Management	22,199	447	226	4.9

Total	25,743	447	246	5.2

In 2004, allocated shares are the following:

	Number
	of allocated	Market price	Offering price	Cost in
Participant	shares	in CHF	in CHF	CHF millions
Board of Directors	1,383	423	354	0.1
Group Executive Board	2,629	423	354	0.2
Management	20,495	423	267	3.2

Total	24,507	423	280	3.5

10.	Retirement benefits

Swisscom mainly has two defined benefit pension plans: “comPlan” and “Altrentner PUBLICA”.

comPlan

The majority of Swisscom’s employees are insured for the risks of old age, death, and disability by Swisscom’s own pension plan comPlan.

Under this plan the retirement benefit is determined by the amount in the employee’s retirement savings account at the time of retirement. The annual pension is calculated by multiplying the retirement savings account by a conversion rate at the time of retirement. If an employee retires at the regular retirement age of 65, the savings account is converted into a retirement pension at a rate of 7.2%.

Due to longer life expectancies and lower expected yields the conversion rate will be gradually reduced by the year 2010 to 6.8%. Employees qualify for early retirement at the earliest on their 58th birthday which results in an accordingly decrease of the conversion rate.

Employees may choose to take their entire pension or part of it in the form of a capital payment.

The normal employer contributions include risk contributions of 3% and credits to the employee’s retirement savings account of 5% to 13% of the insured salary depending on age. In addition, Swisscom has also committed to pay additional contributions to comPlan for the period 2006 to 2010 in order to build up reserves for the fluctuation in asset value.

On November 22, 2005, the trustees of comPlan decided to make various amendments to the plans, which became effective on January 1, 2006. Before the amendment around 4,200 employees were insured with the “Leistungsprimatplan” portion (final salary plan) of the comPlan. Under this old plan, the retirement benefit was determined based on the last insured salary. As part of the amendment, these employees were transferred to the ,,Duoprimatplan“ portion (cash balance plan) of the comPlan which resulted in lower future pension benefits to the affected employees. By way of compensation for this reduction in pension benefits, Swisscom made a one-off payment of CHF 288 million by the end of 2005, which amount was credited to individual employee accounts in 2006.

In addition, Swisscom has also committed to pay additional contributions of 3.0% of the total insured salary to comPlan for a period of five years from 2006 to 2010 in order to build up reserves for the fluctuation in asset value. The contributions to build up these reserves will be approximately CHF 250 million. However, should comPlan’s return on plan assets be sufficient to build up this reserve, Swisscom’s additional contributions can be used to fund the regular employer contributions or other pension benefits. The plan amendments resulted in a net decrease in the pension obligation of CHF 104 million. Starting in 2006, the reduction in the pension obligation is amortized as past service costs on a straight line basis over the average period until the benefits become vested.

Retired employees of PUBLICA (“Altrentner PUBLICA”)
Effective January 1, 1999, all Swisscom employees who were members of PUBLICA (former PKB), the pension plan of the Swiss Government, were transferred to the new pension scheme comPlan. All retired employees at that date remained members of PUBLICA. Swisscom settled the obligation relating to these retired employees as at December 31, 1998, but retained in accordance with a contract with the Swiss Government an obligation for pension indexation. In accordance with this contract, Swisscom must pay PUBLICA the difference between the actual return on plan assets and the Swiss Government prescribed discount rate and, in addition, an administration charge. At January 1, 2005, a new legislation was introduced to abolish the previously guaranteed annual pension increases. In the future, the Swiss Government will determine the pension increase on an annual basis. Swisscom expects an annual increase in the indexation obligation of 0.5% in order to calculate this contractual obligation. The pension obligation for future pension payments is gross CHF 3,535 million, CHF 3,743 million and CHF 3,738 million as at December 31, 2006, 2005 and 2004, respectively, including CHF 177 million (2005: CHF 190 million; 2004: CHF 187 million) related to the pension indexation and administration charge. The pension obligation recognized by Swisscom includes only future pension indexation and administration charge as Swisscom does not bear any of investment or demographic risks. Swisscom uses the gross defined benefit obligation in the amount of gross CHF 3,535 million as a basis to determine the corridor for amortizing the unrecognized actuarial gains or losses. The unrecognized actuarial gains included in the present value of PUBLICA’s pension obligation are CHF 126 million as at December 31, 2006. These actuarial gains are within the 10% corridor and are therefore not amortized.
Pension cost and status of pension plans
Pension cost and status of pension plans are presented in the table below:

CHF in millions	2006	2005	2004
Current service cost	198	174	165
Interest cost	206	224	254
Expected return on plan assets	(250)	(234)	(220)
Amortization of past service costs	(4)	11	11
Amortization of actuarial loss	25	10	9

Net pension cost	175	185	219

The development of comPlan’s assets and defined benefit obligation is presented in the table below:

CHF in millions	2006	2005	2004
Defined benefit obligation
At beginning of year	7,801	7,072	6,565
Service cost on benefits earned	198	174	165
Interest cost on projected defined benefit obligation	201	218	241
Contribution of plan participants	121	111	109
Benefits paid	(299)	(257)	(276)
Actuarial loss	58	587	270
Plan amendments	8	(104)	(2)
Change in scope of consolidation	77	—	—
Defined benefit obligation at end of year	8,165	7,801	7,072
Plan assets
At beginning of year	6,264	5,209	4,893
Expected return on plan assets	250	234	220
Employer contributions	283	498	199
Contribution of plan participants	121	111	109
Benefits paid	(299)	(257)	(276)
Actuarial gain	72	469	64
Change in scope of consolidation	54	—	—
Plan assets at end of year	6,745	6,264	5,209
Defined benefit obligation in excess of plan assets	1,420	1,537	1,863
Unrecognized actuarial losses	(1,012)	(1,051)	(943)
Unrecognized past service cost	8	20	(96)

Defined benefit obligation in the balance sheet	416	506	824

The development of PUBLICA’s defined benefit obligation is presented in the table below:

CHF in millions	2006	2005	2004

Defined benefit obligation
At beginning of year	190	187	338
Interest cost on projected defined benefit obligation	5	6	13
Benefits paid	(1)	(1)	(15)
Acturial gain	(17)	(2)	(149)
Defined benefit obligation at end of year	177	190	187
Defined benefit obligation in excess of plan assets	177	190	187
Unrecognized actuarial gains	126	109	107

Defined benefit obligation in the balance sheet	303	299	294

Changes in defined benefit obligations recognized are presented in the table below:

CHF in millions	2006	2005	2004

Movement in the obligation recognized in the balance sheet
At beginning of year	805	1,118	1,113
Net pension cost	175	185	219
Contributions paid	(284)	(498)	(214)
Change in scope of consolidation	23	—	—

Balance at end of year	719	805	1,118

At December 31, 2006, 2005 and 2004, unrecognized actuarial losses in comPlan of net CHF 1,012 million, CHF 1,051 million and CHF 943 million, respectively, exceeded the 10% of the present value of the defined benefit obligation. The excess amount of CHF 198 million (2005: CHF 271 million; 2004: CHF 236 million) will be recognized as a pension expense over the expected average remaining service life of the employees. The average remaining service life per employee is 11.0 years (2005: 11.1 years); 2004: 10.7 years).
In 2007, Swisscom expects to pay ordinary employer contributions of CHF 293 million into the pension plans including CHF 50 million to build a reserve for fluctuations in asset values.
At December 31, 2006, 2005 and 2004, plan assets include Swisscom AG shares with a fair value of CHF 3.4 million, CHF 4.5 million and CHF 6.4 million, respectively. The actual return on plan assets was CHF 322 million, CHF 703 million and CHF 284 million in 2006, 2005 and 2004, respectively.
The table below presents a breakdown of the various types of investment in which comPlan assets are invested as well as the investment strategy:

	Target	31.12.06	31.12.05	31.12.04

Debt instruments (bonds)	60.0%	59.1%	57.3%	58.1%
Equity instruments (shares)	25.0%	27.7%	30.4%	32.0%
Cash and cash equivalents and other assets	7.5%	6.0%	5.5%	1.6%
Real estate	7.5%	7.2%	6.8%	8.3%

Total pension assets	100%	100%	100%	100%

Assumptions of actuarial calculations
The following significant weighted average assumptions were used in the actuarial calculation:

	2006	2005	2004

Assumptions of comPlan
Discount rate at December 31	2.54%	2.60%	3.15%
Rate of increase in compensation levels	2.3%	2.3%	2.3%
Long-term rate of return on plan assets	3.9%	3.9%	4.5%
Rate of increase in pension	0.5%	0.5%	0.5%
Assumptions of PUBLICA
Discount rate at December 31	2.54%	2.60%	3.15%
Rate of increase in pension	0.5%	0.5%	0.5%

Additional information about defined benefit obligations and plan assets
The table below presents the carrying amount of the defined benefit obligations and plan assets shown in the balance sheet as well as adjustments made during the current year and in the past four years on the basis of experience:

CHF in millions	2006	2005	2004	2003	2002

Defined benefit obligation	(8,342)	(7,991)	(7,259)	(6,903)	(6,726)
Plan assets	6,745	6,264	5,209	4,893	4,559
Defined benefit obligation in excess of plan assets	(1,597)	(1,727)	(2,050)	(2,010)	(2,167)
Experience adjustments of defined benefit obligation	15	22	(6)	50	59
Experience adjustments of plan assest	72	469	64	114	(443)

11.	Other operating expenses

CHF in millions	2006	2005	2004

Rent	187	214	230
Maintenance	213	208	225
Loss on disposal of fixed assets	19	22	27
Energy cost	77	73	60
Information technology costs	178	161	172
Advertising and promotion	171	174	179
Commissions	254	235	225
Contractors and consultancy expenses	285	258	233
Allowance for bad debts	39	37	44
Provision for proceedings relating to interconnection	180	—	—
General and administration	168	174	186
Other operating expenses	273	261	242

Total other operating expenses	2,044	1,817	1,823

For further information about the provision for interconnection proceedings see Note 27.

12.	Capitalized cost and other income

CHF in millions	2006	2005	2004

Capitalized cost	192	159	151
Gain on sale of property, plant and equipment	27	38	9
Income from employment company Worklink (personnel hire)	17	15	13
Other income	60	48	22

Total capitalized cost and other income	296	260	195

Capitalized costs include personnel costs for the installation of technical equipment, the construction of network infrastructure and the development of software for internal use.

Other income includes the release of the deferred gain from the sale and leaseback of real estate of CHF 2 million, CHF 2 million and CHF 3 million in 2006, 2005 and 2004, respectively.

13.	Financial income and expense

CHF in millions	2006	2005	2004
Financial income
Interest income	117	135	119
Dividends	6	8	4
Gain on sale of other financial assets	63	16	10
Present value adjustment on provisions	—	25	—
Impairment reversal on loans	—	14	—
Reversal of provision for cross-border tax lease arrangements	—	24	—
Foreign exchange gain	—	20	5
Other financial income	3	—	—
Total financial income	189	242	138
Financial expense
Interest expense	(144)	(141)	(140)
Present value adjustment on provisions	(11)	(10)	(24)
Interest on provision for interconnection proceedings	(75)	(4)	(11)
Impairment of available-for-sale financial assets	—	(5)	(36)
Impairment charge on loans	—	—	(11)
Foreign exchange loss	(8)	—	—
Provision for cross-border tax lease arrangements	—	—	(34)
Other financial expenses	(2)	—	(16)
Total financial expense	(240)	(160)	(272)

Financial income and expense, net	(51)	82	(134)

In 2006, most of the financial assets available for sale were sold for a total of CHF 443 million. The gains and losses of CHF 63 million which have been recorded in equity since the acquisition of these financial assets have been removed from other reserves and recorded as financial income.

For further information about the interest recorded in connection with interconnection proceedings see Note 27.

Swisscom records a provision for the dismantlement of analog transmitter stations, which is based on the present value of future estimated costs. In 2005, Swisscom adjusted the costs and remaining useful life following a strategic revaluation of the analog transmitter stations, which resulted in an impact of CHF 25 million to the income statement and was recorded as financial income. See Note 27.

The impairment charge of CHF 5 million in 2005 resulted from the write-off of the outstanding stake in Swiss International Airlines Ltd. An impairment charge of CHF 32 million was recorded in 2004 on the investment in Infonet Services Corp. and CHF 4 million on current other available-for-sale investments.

Between 1996 and 2002, Swisscom entered into cross-border tax lease arrangements and committed to meet minimum credit ratings on the financial assets. Shortly before the end of 2004, the credit rating of some financial assets was downgraded by the rating agencies such that they dropped below the minimum rating agreed in the contracts. The cash value needed to restore the contractually agreed rating was estimated at CHF 34 million and a provision was recognized for this purpose at the end of 2004. In the third quarter of 2005, the minimum credit ratings had been finally restored at the expense of CHF 10 million. The unused provision of CHF 24 million could therefore be reversed. See Note 25.

Net interest expense was as follows

CHF in millions	2006	2005	2004
Interest income	117	135	119
Interest expense	(144)	(141)	(140)

Net interest expense	(27)	(6)	(21)

14.	Income tax expense

CHF in millions	2006	2005	2004
Current income tax expense	484	429	471
Adjustments of current tax expense of previous years	(1)	(4)	(10)
Deferred income tax (income) expense	(21)	110	(69)

Total income tax expense	462	535	392

In addition to the amount recorded in the income statement, deferred income tax of CHF 2 million, CHF 1 million and CHF 6 million was recorded in equity on adjustments of the fair value of hedging instruments in 2006, 2005 and 2004, respectively. See Note 30.

The applicable income tax rate to be used in the following analysis of income tax expense is the weighted-average statutory tax rate calculated on the basis of the operative companies in Switzerland. In 2006, 2005 and 2004, the applicable income tax was 22.1%, 22.3% and 22.3%, respectively. The drop in 2006 is a result of lower tax rates in various Swiss cantons.
Reconciliation between the income tax expense calculated on the basis of the applicable income tax rate and the income tax expense in the income statement is as follows:

CHF in millions	2006	2005	2004

Income before income taxes	2,331	2,872	2,583
Applicable income tax rate	22.1%	22.3%	22.3%
Income tax expense at the expected tax rate	515	640	576

Reconciliation to the effective income tax expense
Effect from share of profit of affiliated companies	(7)	(7)	(6)
Effect on deferred taxes due to change in tax rate	9	(2)	(22)
Effect of use of different income tax rates	(54)	(83)	(73)
Effect of tax losses not recognized	28	11	29
Effect of recognition and offset of tax losses not recognized in prior years	(9)	(12)	(111)
Effect of income taxes of other periods	1	(4)	(10)
Effect of non-taxable income	(21)	(8)	(2)
Effect of amortization of goodwill	—	—	11

Total income tax expense	462	535	392

Effective income tax rate	19.8%	18.6%	15.2%
Current and deferred income tax assets and liabilities are offset when they relate to the same tax authority and tax subject. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

CHF in millions	2006	2005	2004

Balance at beginning of year	224	342	120
Income tax expense	483	425	461
Income taxes paid	(496)	(544)	(239)
Change in scope of consolidation	2	—	—
Currency translation adjustments	—	1	—

Total current tax liabilities, net	213	224	342

Thereof current tax assets	4	5	—
Thereof current tax liabilities	(217)	(229)	(342)
Changes in the deferred income tax assets and liabilities shown in the balance sheet are as follows:

			Other
	Property, plant	Pension	non-current
CHF in millions	and equipment	obligation	liabilities	Tax losses	Other	Total

Balance at January 1, 2004	(398)	118	(64)	2	133	(209)
Recognized in income statement	132	11	2	74	(150)	69
Recognized in equity	—	—	—	—	(7)	(7)
Change in scope of consolidation	—	—	—	—	1	1
Balance at December 31, 2004	(266)	129	(62)	76	(23)	(146)
Recognized in income statement	(2)	(31)	8	(51)	(34)	(110)
Recognized in equity	—	—	—	—	(1)	(1)
Change in scope of consolidation	(13)	—	—	—	(7)	(20)
Balance at December 31, 2005	(281)	98	(54)	25	(65)	(277)
Recognized in income statement	29	(20)	2	2	8	21
Recognized in equity	—	—	—	—	(2)	(2)
Change in scope of consolidation	—	6	—	4	(8)	2
Currency translation adjustments	—	—	—	—	(1)	(1)

Balance at December 31, 2006	(252)	84	(52)	31	(68)	(257)

Of the outstanding net deferred income tax balance, CHF 93 million (2005: CHF 84 million; 2004: CHF 88 million) are presented as assets and CHF 350 million (2005: CHF 361 million; 2004: CHF 234 million) as liabilities.
Deferred income tax assets relating to tax loss carry-forwards not yet used and deductible temporary differences are recognized if it is probable that they can be offset against future taxable profits or other temporary differences. In 2006, 2005 and 2004 various subsidiaries capitalized CHF 4 million, CHF 6 million and CHF 113 million, respectively since it is foreseeable that loss carry-forwards will be offset against future taxable profits or other temporary differences. At December 31, 2006, 2005 and 2004, tax loss carry-forwards and other temporary differences of CHF 42 million, CHF 42 million and CHF 4 million were capitalized at subsidiaries that presented a loss in 2006, 2005 or 2004, respectively. On the basis of the approved business plans of these subsidiaries, Swisscom considers it probable that the future taxable profits or other temporary differences can be offset against future taxable profits.

Tax loss carry-forwards and other temporary differences on which no deferred income tax assets were capitalized amounted to:

CHF in millions	2006	2005	2004

Expiration within 1 year	2	3	—
Expiration within 1 to 2 years	1	10	—
Expiration within 2 to 3 years	6	36	—
Expiration within 3 to 4 years	41	25	26
Expiration within 4 to 5 years	43	23	42
Expiration within 5 to 6 years	47	42	20
Expiration within 6 to 7 years	56	46	59
Expiration without limitation	148	57	68
Total tax losses carry-forwards not recognized	344	242	215
Other temporary differences not recognized without expiration	7	11	12

Total tax losses and other temporary differences not recognized	351	253	227

Other temporary differences that have not been capitalized relate primarily to pension obligations.

15.	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to equity holders of Swisscom AG by the weighted average number of shares outstanding, excluding treasury stock.

CHF in millions, except where indicated	2006	2005	2004

Net income attributable to equity holders of Swisscom AG	1 599	2 022	1 596
From continuing operations	1,563	2,013	1,839
From discontinuing operations	36	9	(243)

Weighted-average number of ordinary shares issued (number)	55,299,323	59,835,529	64,715,609

Basic earnings per share (CHF)	28.92	33.79	24.66
From continuing operations	28.27	33.64	28.42
From discontinuing operations	0.65	0.15	(3.76)

The weighted-average number of outstanding shares was adjusted in 2006, 2005 and 2004 by the treasury stock acquired within the scope of share buybacks. See Note 30.

Swisscom has no stock options and appreciation rights outstanding which led to a dilution of earnings per share.

16.	Cash and cash equivalents

CHF in millions	31.12.06	31.12.05	31.12.04

Cash deposits	618	651	875
Term deposits with original maturity within 90 days	55	372	1,512

Total cash and cash equivalents	673	1,023	2,387

In 2006, 2005 and 2004, the weighted-average effective interest rate on short-term deposits was 1.18%, 0.67% and 0.29%, respectively. The average maturity at December 31, 2006 of the deposits outstanding was 40 days.

Cash and cash equivalents at December 31, 2006, 2005 and 2004 were held in the following currencies: CHF 567 million, CHF 958 million and CHF 2,254 million, respectively, Euro CHF 58 million, CHF 56 million and CHF 114 million, respectively, US Dollar CHF 18 million, CHF 7 million and CHF 16 million, respectively, and other currencies CHF 30 million, CHF 2 million and CHF 3 million, respectively.

17.	Trade accounts receivable and other receivables

CHF in millions	31.12.06	31.12.05	31.12.04

Billed revenue	1,865	1,852	1,935
Accrued revenue	293	166	96
Allowance for bad debts	(149)	(158)	(168)
Total trade accounts receivable, net	2,009	1,860	1,863

Receivables from collecting activities (Accarda Group)	412	409	422
Receivables from construction contracts	14	9	18
Accrued income	10	—	—
Other receivables	21	19	27
Allowance for bad debts	(30)	(19)	(13)
Total other receivables	427	418	454

Total trade accounts receivable and other receivables	2,436	2,278	2,317

Trade accounts receivable are mainly receivables in Swiss francs.

Allowance for bad debts Allowance for bad debts is as follows:

	Trade accounts	Other
CHF in millions	payable	receivables

Balance at January 1, 2004	186	3
Bad debt expense	92	10
Amounts written off	(49)	—
Reversal	(61)	—
Balance at December 31, 2004	168	13
Bad debt expense	72	13
Amounts written off	(48)	(7)
Reversal	(40)	—
Change in scope of consolidation	6	—
Balance at December 31, 2005	158	19
Bad debt expense	56	26
Amounts written off	(42)	—
Reversal	(23)	(15)

Balance at December 31, 2006	149	30

At December 31, 2006, 2005 and 2004, allowance for bad debt on trade accounts receivable includes allowances of CHF 57 million, CHF 57 million and CHF 57 million, respectively, on receivables in connection with interconnection proceedings. See Note 27. At December 31, 2006, 2005 and 2004, allowance for bad debt on other receivables include CHF 27 million, CHF 19 million and CHF 13 million, respectively, on allowances for receivables from collection activities.

Construction contracts Information on construction contracts is as follows:

CHF in millions	2006	2005	2004

Contract revenue in period	60	30	25

Contract cost of current period	65	24	21
Recognized gains less losses	(29)	(3)	10
Contract cost including gains, net at end of period	36	21	31
Less prepayments	(51)	(19)	(13)
Total net receivables (liabilities) from construction contracts	(15)	2	18
Thereof receivables from construction contracts	14	9	18
Thereof liabilities from construction contracts	(29)	(7)	—

Reveived prepayments	10	6	1

18.	Other financial assets

		Held-to-	Available-	Derivative
	Loans and	maturity	for-sale	financial
CHF in millions	receivables	investments	investments	instruments	Total

Balance at January 1, 2004	142	1,011	389	46	1,588
Additions	905	141	168	—	1,214
Disposals	(132)	(1)	(25)	—	(158)
Fair value adjustments	—	—	40	(29)	11
Impairment charge on loans	(11)	—	—	—	(11)
Currency translation adjustments	2	(86)	—	—	(84)
Balance at December 31, 2004	906	1,065	572	17	2,560
Additions	1,133	110	68	8	1,319
Disposals	(793)	(200)	(250)	(16)	(1,259)
Fair value adjustments	—	—	58	5	63
Impairment reversal on loans	14	—	—	—	14
Currency translation adjustments	—	150	—	—	150
Balance at December 31, 2005	1,260	1,125	448	14	2,847
Additions	267	86	11	—	364
Disposals	(1,362)	(1)	(443)	(3)	(1,809)
Fair value adjustments	—	—	(8)	(3)	(11)
Currency translation adjustments	—	(85)	—	—	(85)
Balance at December 31, 2006	165	1,125	8	8	1,306
Less current portion	(136)	—	(4)	(2)	(142)

Total other non-current financial assets	29	1,125	4	6	1,164

Financial assets at December 31, 2006, 2005 and 2004 include the following currencies: CHF 192 million, CHF 1,440 million and CHF 892 million, respectively, Euro CHF 2 million, CHF 140 million and CHF 381 million, respectively, US Dollar CHF 1,111 million, CHF 1,226 million and CHF 1,256 million, respectively, and other currencies CHF 1 million, CHF 41 million and CHF 31 million, respectively.

Loans and receivables
CHF in millions	31.12.06	31.12.05	31.12.04

Term deposits with maturity after 90 days	133	1,223	593
Loans to purchasers of debitel	—	—	275
Loans to affiliated companies	—	—	6
Other loans and receivables	32	37	32

Total loans and receivables	165	1,260	906

In order to secure liabilities in connection with cross-border tax lease arrangements, fixed- term assets totaling CHF 133 million could not be freely disposed of on December 31, 2006.

In 2004, in connection with the sale of debitel Swisscom granted the buyer vendor loan notes with a total value of EUR 210 million. The loan was initially recognized as fair value and subsequently the effective interest method was applied. The purchaser prematurely repaid the entire loan in the first half year of 2005. The payment of CHF 351 million includes the repayment of the nominal value of the loan and the contractually agreed accrued interest. A gain of CHF 59 million resulted from the early repayment of these loans and was recorded under discontinued operations.

Financial assets held-to-maturity
CHF in millions	31.12.06	31.12.05	31.12.04

Financial assets from cross-border tax lease arrangements	1,125	1,125	952
Other financial assets	—	—	113

Total financial assets held-to-maturity	1,125	1,125	1,065

Financial assets held-to-maturity as at December 31, 2006 and 2005 include solely financial assets from cross-border tax lease arrangements. See Note 25.

Available-for-sale financial assets
CHF in millions	31.12.06	31.12.05	31.12.04

Shares	—	269	200
Bonds	—	89	65
Other investments	8	90	307

Total financial assets available-for-sale	8	448	572

In 2006, securities traded on the stock exchange were sold for a total of CHF 443 million. The gains and losses of CHF 63 million, which have been recorded in equity since the acquisition of these securities, have been removed from other reserves under equity and recorded as financial income. In 2005, the investments in Infonet und Intelsat were sold for CHF 229 million. A gain of CHF 16 million was made on the disposals and was recorded in financial income. In 2004 the gain on the sale of investments totaled CHF 10 million.

The impairment charge of CHF 5 million in 2005 resulted from the write-off of the outstanding stake in Swiss International Airlines Ltd. An impairment charge of CHF 32 million was recorded in 2004 on the investment in Infonet Services Corp. and CHF 4 million on other available-for-sale investments.

Derivative financial instruments
CHF in millions	31.12.06	31.12.05	31.12.04

Derivatives related to cross-border tax lease arrangements	6	12	15
Other derivative financial instruments	2	2	2

Total derivative financial instruments	8	14	17

Derivative financial instruments comprise cross-currency interest rate swaps, interest rate swaps, and forward exchange contracts. See Note 31.

19.	Inventories

CHF in millions	31.12.06	31.12.05	31.12.04

Raw material and supplies	54	68	52
Customer premises equipment and trade goods	123	87	97
Unfinished and finished goods	22	15	1
Prepayments	1	3	1
Total inventories, gross	200	173	151
Allowance for obsolete and slow-moving items	(53)	(53)	(47)

Total inventories, net	147	120	104

In 2006, 2005 and 2004 inventory totaling CHF 654 million, CHF 594 million and CHF 547 million, respectively, was recorded as expense. Goods and services purchased in 2005 includes a net increase in the provision for obsolete and slow moving items of CHF 6 million. In 2004, goods and services purchased includes a net release of the provision for obsolete and slow moving items of CHF 13 million.

20.	Other non-financial assets

CHF in millions	31.12.06	31.12.05	31.12.04

Accrual for prepaid expense	80	60	55
Other assets	55	40	44

Total other current non-financial assets	135	100	99

Accrual for prepaid expense	15	17	13
Other assets	27	17	—

Total other non-current non-financial assets	42	34	13

21.	Non-current assets held for sale

At December 31, 2006 and 2005, non-current assets held for sale include the carrying amount of real estate of CHF 19 million and CHF 5 million, respectively, which is expected to be sold in the next twelve months. The scheduled sale is part of Swisscom Immobilien AG’s plan to optimize its use of buildings.

In 2006, and 2005, non-current assets held for sale were sold for a total of CHF 24 million and CHF 33 million, respectively. A gain of CHF 17 million and CHF 30 million from the sales is recorded under capitalized costs and other income in 2006 and 2005, respectively.

22.	Property, plant and equipment

			Vehicles	Prepayments
	Land and	Technical	and other	and assets under
CHF in millions	buildings	equipment	equipment	construction	Total

At cost
Balance at January 1, 2004	2,928	20,383	2,289	286	25,886
Additions	8	570	150	305	1,033
Disposals	(60)	(1,557)	(138)	—	(1,755)
Reclassifications	3	327	(109)	(229)	(8)
Change in scope of consolidation	—	1	—	—	1
Currency translation adjustments	—	(2)	—	—	(2)
Balance at December 31, 2004	2,879	19,722	2,192	362	25,155
Additions	11	385	167	334	897
Adjustment of dismantlement and restoration costs	—	27	—	—	27
Disposals	(20)	(834)	(162)	—	(1,016)
Reclassification as non-current assets held for sale	(27)	—	—	—	(27)
Other reclassifications	1	182	136	(333)	(14)
Change in scope of consolidation	73	117	20	27	237
Currency translation adjustments	1	6	1	—	8
Balance at December 31, 2005	2,918	19,605	2,354	390	25,267
Additions	18	429	165	479	1,091
Disposals	(24)	(1,102)	(131)	—	(1,257)
Reclassification as non-current assets held for sale	(51)	—	—	—	(51)
Other reclassifications	13	231	259	(474)	29
Change in scope of consolidation	—	1	3	—	4
Currency translation adjustments	5	11	4	—	20
Balance at December 31, 2006	2,879	19,175	2,654	395	25,103

Accumulated depreciation
Balance at January 1, 2004	2,093	15,613	1,420	—	19,126
Depreciation	32	1,092	263	—	1,387
Impairment	—	155	—	—	155
Disposals	(46)	(1,534)	(122)	—	(1,702)
Reclassifications	—	99	(99)	—	—
Currency translation adjustments	—	(1)	—	—	(1)
Balance at December 31, 2004	2,079	15,424	1,462	—	18,965
Depreciation	36	1,026	224	—	1,286
Disposals	(15)	(805)	(140)	—	(960)
Reclassification as non-current assets held for sale	(22)	—	—	—	(22)
Other Reclassification	1	—	(7)	—	(6)
Currency translation adjustments	—	3	1	—	4
Balance at December 31, 2005	2,079	15,648	1,540	—	19,267
Depreciation	41	967	272	—	1,280
Disposals	(18)	(1,083)	(118)	—	(1,219)
Reclassification as non-current assets held for sale	(32)	—	—	—	(32)
Other Reclassification	—	1	(1)	—	—
Currency translation adjustments	1	8	3	—	12
Balance at December 31, 2006	2,071	15,541	1,696	—	19,308

Net book value
At December 31, 2006	808	3,634	958	395	5,795

At December 31, 2005	839	3,957	814	390	6,000

At December 31, 2004	800	4,298	730	362	6,190

At January 1, 2004	835	4,770	869	286	6,760

Property, plant and equipment includes:

CHF in millions	31.12.06	31.12.05	31.12.04

Technical equipment acquired under finance lease
At cost	566	566	566
Accumulated depreciation	(545)	(506)	(453)

Net book value	21	60	113

Buildings relating to the sales leaseback
At cost	957	957	957
Accumulated depreciation	(520)	(506)	(491)

Net book value	437	451	466

For further information on adjustments for costs of dismantlement and restoration see Note 27.
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

23.	Goodwill and other intangible assets

		Internally	Other
		generated	intangible
CHF in millions	Goodwill	software	assets	Prepayments	Total

At cost
Balance at January 1, 2004	225	226	208	66	725
Additions	—	27	39	37	103
Disposals	—	(1)	(20)	—	(21)
Reclassifications	—	5	19	(16)	8
Acquisition of minority interests	55	—	—	—	55
Change of scope of consolidation	—	—	11	—	11
Balance at December 31, 2004	280	257	257	87	881
Set off against accumulated amortization	(127)	—	—	—	(127)
Additions	—	17	63	110	190
Disposals	—	(10)	(6)	—	(16)
Reclassifications	—	10	86	(82)	14
Change of scope of consolidation	160	3	54	—	217
Currency translation adjustments	2	—	1	—	3
Balance at December 31, 2005	315	277	455	115	1,162
Additions	—	13	95	125	233
Disposals	—	(9)	(15)	—	(24)
Purchase price adjustments	(10)	—	—	—	(10)
Reclassifications	—	24	70	(95)	(1)
Change of scope of consolidation	165	1	70	—	236
Acquisition of minority interests	3,693	—	—	—	3,693
Currency translation adjustments	6	—	3	—	9
Balance at December 31, 2006	4,169	306	678	145	5,298

Accumulated amortization Balance at January 1, 2004	78	156	89	—	323
Amortization	49	44	58	—	151
Disposals	—	(1)	(8)	—	(9)
Reclassifications	—	1	(1)	—	—
Balance at December 31, 2004	127	200	138	—	465
Set off against cost	(127)	—	—	—	(127)
Amortization	—	38	70	—	108
Disposals	—	(8)	(4)	—	(12)
Reclassifications	—	—	6	—	6
Balance at December 31, 2005	—	230	210	—	440
Amortization	—	29	126	—	155
Disposals	—	(9)	(15)	—	(24)
Currency translation adjustments	—	—	1	—	1
Balance at December 31, 2006	—	250	322	—	572

Net book value
At December 31, 2006	4,169	56	356	145	4,726

At December 31, 2005	315	47	245	115	722

At December 31, 2004	153	57	119	87	416
At January 1, 2004	147	70	119	66	402

There are no accumulated impairments on goodwill. Goodwill from the acquisition of affiliated companies is disclosed under investments in affiliated companies.
Pursuant to the introduction of IFRS 3 “Business Combinations” starting 2005, goodwill is no longer subject to amortization, but is tested for impairment annually.
In 2006, the goodwill from the acquisition of minority interests is attributable to the repurchase of the 25% share in Swisscom Mobile. See Note 29.

Impairment test of goodwill

Goodwill is allocated to the cash generating units of Swisscom. Allocation of goodwill to the cash-generating units is as follows:

CHF in millions	31.12.06	31.12.05	31.12.04

Swisscom Mobile	3,693	—	—
Antenna Hungária	134	138	—
Swisscom IT Services	156	96	96
Hospitality Services	32	20	20
Other cash generating units	154	61	37

Total goodwill	4,169	315	153

Apart from goodwill, there are no intangible assets with indefinite useful lives.
The value of goodwill was tested in the fourth quarter after business planning had been completed. With the exception of Antenna Hungária, the recoverable amount of the cash-generating unit was calculated on the basis of value in use, using the discounted cash flow (DCF) method. Future cash flows were forecasted in line with the three-year business plan approved by the Board of Directors. The terminal value of free cash flows was calculated using an indefinite growth rate.
The recoverable amount of the cash-generating unit for Antenna Hungária is based on the fair value less costs to sell. Neither a market price, nor any information about transactions for similar companies in the same industry exist that could be used as a basis to calculate the fair value of Antenna Hungária. As a result, the value of Antenna Hungária was calculated using the DCF method. The impairment test for Antenna Hungária was based on a seven-year detailed business plan. The launch of the digital broadcasting network (DVB-T) for business and residential customers and shutdown of the analog network is scheduled for completion in 2012. Cash flows up to 2012 are primarily influenced by the change in technology. The values in the business plan for 2013 are considered to be a reliable basis for calculating the terminal value. The impairment test did not lead to any impairment of goodwill in 2006. The recoverable amount exceeds the net book amount by CHF 99 million. A key assumption is the expected cash flow from the launch of DVB-T and DVB-H for residential customers. The share of these new business activities in the recoverable amount totals CHF 155 million. In the business plan, calculations are based on a yield higher than the capital costs. If the capital costs after tax increased by 2.5%, the recoverable amount would fall by CHF 144 million and would then be CHF 45 million below the net book value.
The calculation is based on the following assumptions:

	WACC	WACC	Long-term
in %	pre-tax	post-tax	growth rate

Swisscom Mobile	9.2	7.3	0.5
Antenna Hungária	12.2	9.0	1.5
Swisscom IT Services	8.5	6.9	1.0
Hospitality Services	16.6	13.7	1.0
Other cash generating units	7.5 to 15.2	5.6 to 12.9	-1.0 to 1.0

The application of pre-tax or post-tax discount rates (WACC pre-tax and WACC post-tax) both result in the same value in use. The discount rates used take into consideration the special risks of the cash-generating unit in question.
The growth rates applied in order to calculate cash flows beyond the business plan are the growth rates normally assumed for the country or market.
24.	Investments in affiliated companies

CHF in millions	2006	2005	2004

Net carrying amount
Balance at beginning of year	191	58	41
Additions	12	137	—
Disposals	(5)	(8)	—
Dividends received	(9)	(9)	(5)
Share of profit	30	13	22
Currency translation adjustments	2	—	—

Balance at end of year	221	191	58

Additions and share of profit of affiliated companies

Acquisition of a 40% stake in the Medgate Group, Switzerland

On February 9, 2006, Swisscom acquired a 40% stake in Medgate Holding AG. Since its foundation in 1999 Medgate has become the leading Swiss center in the field of tele-medicine.

Acquisition of a 30% stake in Sportradio.ch AG (Switzerland)

On December 22, 2006, Swisscom acquired a 30% stake in Sportradio.ch AG. Sportradio is a radio station for sports broadcasts, operating in Switzerland.
Transfer of international carrier business (Belgium)

On February 23, 2005, Belgacom and Swisscom signed an agreement to form an affiliated company in which Belgacom holds 72% and Swisscom 28%. On July 1, 2005, Fixnet brought its international carrier business, valued at CHF 36 million, into the newly found company in return for the 28% of the share capital. Swisscom Fixnet still records revenue from international incoming traffic after this transfer took place since not all contracts could be transferred to the joint venture by July 2005. The transfer of the remaining contracts is scheduled for 2007. A gain of CHF 4 million was made on the transaction and recorded in financial income.
Acquisition of a 49% stake in Cinetrade (Switzerland)

On April 8 2005, Swisscom acquired a 49% stake in CT Cinetrade AG, a Swiss media company whose activities include a Pay TV channel, video and DVD film rights and cinema management.
In addition to the above, the share of profit of affiliated companies comprises Swisscom’s share of net income from PubliDirect and AUCS Communications Services. A list of the subsidiaries, affiliated companies and joint ventures is presented in Note 41.
Dividends received

In 2006, 2005 and 2004, dividends received totaled CHF 9 million, CHF 9 million and CHF 5 million, respectively, and are attributable mainly to the dividend paid by PubliDirect.
Selected aggregated key data

The following schedule provides selected aggregated key data of affiliated companies and joint ventures:

CHF in millions	2006	2005	2004

Income statement
Net revenue	1,899	994	134
Operating expenses	(1,827)	(960)	(96)
Operating income	72	34	38
Net income	76	27	30

Balance sheet at end of year
Current assets	829	758	152
Non-current assets	295	268	54
Current liabilities	(703)	(689)	(41)
Non-current liabilities	(43)	(48)	(34)

Equity	378	289	131

25.	Financial liabilities

CHF in millions	31.12.06	31.12.05	31.12.04

Bank loans	1,498	—	—
Finance lease obligation	43	29	135
Deferred payments of purchase price of acquisitions	24	105	15
Derivative financial instruments. See Note 31.	—	—	2
Other financial liabilities	3	3	6
Total short-term financial liabilities	1,568	137	158

Bank loans	2,745	—	—
Financial liability from cross-border tax lease arrangements	1,459	1,474	1,262
Finance lease obligation	594	652	679
Deferred payments of purchase price of acquisitions	26	3	10
Derivative financial instruments. See Note 31.	170	142	230
Other financial liabilities	21	28	31
Total long-term financial liabilities	5,015	2,299	2,212

Total financial liabilities	6,583	2,436	2,370

Financial liabilities at December 31, 2006, 2005 and 2004 are held in the following currencies: CHF 4,803 million, CHF 653 million and CHF 776 million, respectively, US Dollar CHF 1,771 million, CHF 1,673 million and CHF 1,594 million, respectively and other currencies CHF 9 million, CHF 110 million and CHF 0 million, respectively.

Weighted average interest rates of financial liabilities

Weighted average interest rates of material financial liabilities in 2006, 2005 and 2004 were as follows:

CHF in millions	2006	2005	2004

Bank loans	2.20%	—	—
Finance lease obligation	6.83%	6.44%	6.29%
Financial liability from cross-border tax lease arrangements	7.61%	7.69%	7.36%
Short-term bank credit (Accarda Group)	—	—	1.08%
Short-term loans payable to affiliated companies	—	—	1.29%

Credit requirements for the repurchase of a share of 25% in Swisscom Mobile

On December 20, 2006, Swisscom bought back a share of 25% in Swisscom Mobile from Vodafone for a purchase price of CHF 4,250 million. The transaction was financed by a group of four financing institutions who each provided equal loans. These bank loans will be syndicated in a banking consortium in the first quarter of 2007. The loan is divided into two tranches. The first tranche of CHF 1,500 million has a term of one year with an extension option for one further year. The second tranche of CHF 2,750 million has a term of five years. The bank loans are due for immediate repayment if the capital share of the Confederation in Swisscom drops below 35% or if another shareholder can exercise control over Swisscom.
Financial liabilities from cross-border tax lease arrangements

Between 1996 and 2002, Swisscom entered into cross-border tax lease arrangements, under the terms of which parts of its fixed and mobile networks were to be sold or leased long-term to US Trusts and leased back with terms of up to 30 years. Swisscom has an early buyout option on these assets after a contractually agreed period.
The financial liabilities are based on lease and leaseback transactions from the years 1999, 2000, and 2002. The sale and leaseback from the years 1996 and 1997 are presented as finance lease obligations. The finance lease obligations from the year 1996 were repaid in 2005.
Swisscom defeased a major part of the lease obligations through highly rated financial assets and payment undertaking agreements. The financial assets were irrevocably placed with trusts. The payment undertaking agreements were signed with financial institutions with minimal credit risk. In accordance with Interpretation SIC-27 ,,Evaluating the substance of transactions involving the legal form of a lease”, these financial assets or payment undertaking agreements and the liabilities in the same amount are offset in the balance sheet because the criteria for offsetting assets and liabilities are met. One of the transactions entered into in 2000 does not meet the conditions of SIC-27 and is consequently reported in the balance sheet as a long-term financial asset and a corresponding long-term financial liability.
As of December 31, 2006, the assets and liabilities resulting from these transactions totaled USD 3,823 million (CHF 4,721 million) and USD 4,092 million (CHF 5,055 million), respectively. Of this amount USD 2,947 million (CHF 3,596 million) are not reported in the balance sheet in accordance with SIC-27. Of the liabilities reported in the amount of CHF 1,459 million, CHF 1,125 million are covered by financial assets.
The gains from the transactions were recorded as financial income in the period the transactions were closed.
In the transaction concluded in 2002, Swisscom assumed a contingent liability in favor of the investors. The ,,Standby-Letter-of-Credit“ issued serves as a security for any financial claim that the investors may assert in the event of the transaction being terminated prematurely due to the fault of Swisscom. A provision has been created for future costs in 2002. Swisscom is obliged to issue further Standby-Letters-of-Credit if the Swiss Confederation gives up its majority shareholding in Swisscom.
In connection with these lease transactions, Swisscom committed to meet minimum credit ratings. Shortly before the end of 2004, the credit rating of some financial assets was reduced by the rating agencies such that they had dropped below the minimum rating agreed in the contracts. Swisscom estimated it would cost CHF 34 million to restore the minimum rating required. As a result, in 2004 a provision was recorded as financial expense. In the third quarter of 2005, the minimum credit ratings could be finally restored at the expense of CHF 10 million. The unused provision of CHF 24 million was therefore reversed.

Future minimum lease payments resulting from cross-border tax lease arrangements are due as follows:

CHF in millions	31.12.06	31.12.05	31.12.04

Within 1 year	303	77	73
Within 1 to 2 years	116	261	63
Within 2 to 3 years	18	124	222
Within 3 to 4 years	129	19	104
Within 4 to 5 years	117	138	16
After 5 years	2,920	3,247	2,847
Total future minimum lease payments	3,603	3,866	3,325
Less future interest charges	(2,234)	(2,396)	(2,068)
Total present value of financial liability from cross-border tax lease arrangements	1,369	1,470	1,257
Fair value adjustments	2	4	5
Accrued interest	88	—	—

Long-term financial liability from cross-border tax lease arrangements	1,459	1,474	1,262

Liabilities from finance leases

The sale and leaseback transactions are reported in the balance sheet as liabilities from finance leases.
In 2001, Swisscom entered into two agreements for the sale of real estate and at the same time entered into long-term agreements to lease back part of the sold property space. A number of the leaseback agreements qualify as finance leases. The gain of CHF 127 million on the sale of these properties has been deferred and will be released to the income statement in other income over the individual lease terms. In 2006, 2005 and 2004, CHF 2 million, CHF 2 million and CHF 3 million, respectively, of the deferred gain were reversed. The minimum lease payments relating to these leaseback agreements are included in the table below. The remaining buildings have been leased back under operating leases over periods ranging from 5 to 20 years. See Note 33. In 2006, 2005 and 2004 contingent rental payments of CHF 2 million, CHF 1 million and CHF 1 million, respectively, were recorded as rental expense.
Future minimum payments relating to these transactions fall due as follows:

	Buildings	Other	Buildings	Other	Buildings	Other
CHF in millions	31.12.06	31.12.06	31.12.05	31.12.05	31.12.04	31.12.04

Within 1 year	37	46	37	33	55	155
Within 1 to 2 years	37	123	37	50	52	29
Within 2 to 3 years	37	—	37	133	52	43
Within 3 to 4 years	37	—	37	—	52	115
Within 4 to 5 years	37	—	37	—	52	—
After 5 years	1,323	—	1,361	—	1,812	—
Total future minimum lease payments	1,508	169	1,546	216	2,075	342
Less future interest charges	(1,033)	(12)	(1,064)	(23)	(1,584)	(47)
Total present value of finance lease obligation	475	157	482	193	491	295
Fair value adjustments	—	—	—	1	—	7
Accrued interest	—	5	—	5	—	21
Total finance lease obligations	475	162	482	199	491	323
Less current portion	(5)	(38)	(6)	(23)	(7)	(128)

Total long-term finance lease obligation	470	124	476	176	484	195

Future payments of the cash value of these finance lease obligations on December 31, 2006, 2005 and 2004, respectively, were as follows:

	Buildings	Other	Buildings	Other	Buildings	Other
CHF in millions	31.12.06	31.12.06	31.12.05	31.12.05	31.12.04	31.12.04

Within 1 year	5	38	6	23	10	127
Within 1 to 2 years	6	119	6	41	8	21
Within 2 to 3 years	6	—	6	129	7	36
Within 3 to 4 years	7	—	6	—	8	111
Within 4 to 5 years	7	—	7	—	8	—
After 5 years	444	—	451	—	450	—

Total present value of finance lease obligation	475	157	482	193	491	295

26	Trade accounts payable and other payables

CHF in millions	31.12.06	31.12.05	31.12.04

Invoices received	656	477	505
Goods and services received not invoiced	519	460	333
Total trade accounts payable	1,175	937	838
Liabilities from collecting activities (Accarda Group)	128	154	201
Liabilities from construction contracts	29	7	—
Prepayments	64	41	12
Other liabilities	297	283	240
Total other payables	518	485	453

Total trade accounts payable and other payables	1,693	1,422	1,291

Trade accounts payable and other payables are mainly liabilities in Swiss francs.
27.	Provisions

		Dismantle-	Proceedings
		ment and	relating to
	Termination	restoration	inter-	Contract
CHF in millions	benefits	costs	connection	risks	Other	Total

Balance at January 1, 2004	117	314	131	16	154	732
Additional provisions	45	6	57	53	67	228
Present value adjustment	1	22	11	—	1	35
Reversal of unused provisions	(4)	(5)	—	(2)	(35)	(46)
Utilized during year	(69)	—	—	(11)	(23)	(103)
Change in scope of consolidation	—	—	—	—	3	3
Currency translation adjustments	—	—	—	—	(1)	(1)
Balance at December 31, 2004	90	337	199	56	166	848
Additional provisions	50	18	67	102	52	289
Present value adjustment	—	10	4	—	—	14
Reversal of unused provisions	(15)	(4)	(7)	(26)	(32)	(84)
Utilized during year	(52)	(1)	—	(27)	(28)	(108)
Change in scope of consolidation	—	—	—	—	4	4
Balance at December 31, 2005	73	360	263	105	162	963
Additional provisions	42	1	247	59	29	378
Present value adjustment	1	9	75	—	1	86
Reversal of unused provisions	(33)	(1)	—	(41)	(30)	(105)
Utilized during year	(25)	—	(101)	(71)	(24)	(221)
Change in scope of consolidation	—	—	—	—	4	4
Balance at December 31, 2006	58	369	484	52	142	1,105
Less current portion	(40)	—	(259)	(39)	(85)	(423)

Total non-current provisions	18	369	225	13	57	682

Provisions for termination benefits

Provisions for termination benefits include costs for the programs defined in the social plans of 2001 and 2006. For further information on termination benefits see Note 8. Non-current provisions are expected to be due in the years 2008 to 2010.
Provisions for dismantlement and restoration costs

Provisions for dismantlement and restoration costs relate to the dismantlement of mobile stations and analog transmitter stations and restoration of property owned by third parties on which the transmitters are located. In 2005, Swisscom adjusted primarily the costs of dismantlement and remaining useful lives following a strategic revaluation of the analog transmitter stations. The dismantlement costs are expected to be incurred mainly after 2020. The present value of the adjustment to the future expected costs was CHF 77 million. The extension of the useful lives resulted in a reduction in the present value of CHF 75 million, of which CHF 50 million were recorded against the corresponding assets and CHF 25 million under financial income.
The provision is based on future estimated costs and is discounted using a discount rate of 2.36% in 2006, 2.34% in 2005 and 2.5% in 2004. The amount of the present value adjustment arising from the change in the discount rate in 2006, 2005 and 2004 was CHF 1 million, CHF 1 million and CHF 12 million, respectively. Non-current provisions are expected to be due after 2020.

Provisions for interconnections

Swisscom allows interconnection to its installations and services by other telecommunications service providers in Switzerland. Interconnection regulates the joint switching of Swisscom’s networks and those of other telecommunication providers. Since 2000, Swisscom has calculated its interconnection prices in accordance with the long-run incremental costs of providing the service (LRIC).
In 2000, two telecommunications service providers filed petitions with the Federal Communications Commission (ComCom) demanding that the interconnection prices charged by Swisscom be reduced. On November 6, 2003, ComCom issued decisions, requiring Swisscom to lower interconnection prices for these two telecommunications service providers with retroactive effect for the years 2000 to 2003 by 25% to 35%, depending on the product. Swisscom lodged an appeal against the ComCom decision with the Federal Court.
On October 1, 2004, the Federal Court issued a decision overturning the ComCom decisions on procedural grounds and remanding the petitions for re-hearing before Com-Com to reconsider the pricing issues.
On June 10, 2005 ComCom issued new decisions, largely identical with those of November 6, 2003. ComCom reduced Swisscom’s interconnection prices for the years 2000 to 2003 by around 30% (depending on the product) and declared a clause included in the interconnection agreement with one of the petitioners, which regulates the effect of decisions by the authorities on parties not involved in the proceedings, as not applicable. Swisscom lodged an appeal against these new decisions with the Federal Court.
In 2004 the two petitioners together with two other telecommunications service providers filed petitions with the ComCom, demanding cost-oriented prices be fixed on the basis of costs in 2004. The two new petitioners also applied for a retroactive reduction from the year 2000 as well as for the above clause to be included in their interconnection agreements. These proceedings were extended to include interconnection prices for the years 2005 and 2006 and are still pending before ComCom.
On April 21, 2006 the court decided that no fault could be found with ComCom’s price fixing for the years 2000 to 2003. However, the court criticized the method used by the authorities to fix prices for interconnection services as unviable and referred the matter back to ComCom for new calculation. The Federal Court also ruled in proceedings that no fault could be found with the clause ordered by ComCom stating that court decisions should be valid for third parties not involved in the proceedings. On August 30, 2006 ComCom recalculated the prices for interconnection services for the years 2000 to 2003 in line with the Federal decision and issued a new decision. Overall this did not lead to any significant price changes in comparison with the decisions of June 10, 2005.
Swisscom recorded a provision based upon the interconnection price determined in ComCom’s ruling for the petitioners. There is however a risk that other providers who have previously accepted the prices will demand that Swisscom reduces the prices retroactively, giving rise to an increase in the provision by approximately CHF 180 million. The provision was increased by this amount in the second quarter of 2006. This increase was recorded under other operating expenses in the income statement. In addition the provision was increased to take into account interest of CHF 75 million, which was recorded under net financial result in the income statement. Swisscom believes that it may be able to avoid any further risks in future proceedings. As a result of the federal court ruling Swisscom paid CHF 101 million in 2006. The remaining liability is expected to be paid between 2007 and 2011.
Provisions for contractual risks

Provisions for contractual risks relate to possible liabilities in connection with contractual agreements. This includes an amount for the indemnifications provided on the sale of debitel and an amount provided for risks in connection with projects. Non-current provisions are expected to fall due in 2008.
Other provisions

Other provisions include provisions for environmental risks, employee related items as well as other damage claims. Non-current provisions are expected to fall due between 2008 and 2011.
28.	Other current and non-current non-financial liabilities

CHF in millions	31.12.06	31.12.05	31.12.04

Deferred revenue	158	166	171
VAT payable	92	107	122
Withholding tax from share buyback. See Note 32.	—	136	119
Other non-financial liabilities	33	18	28

Total current non-financial liabilities	283	427	440

Deferred gain on sale and leaseback of real estate	115	117	120
Other non-financial liabilities	29	25	16

Total non-current non-financial liabilities	144	142	136

Deferred revenue mainly comprises deferred payments for prepaid cards. The amortization of the deferred gain on sale and leaseback transactions (buildings) over the lease term is recorded under capitalized costs and other income. See Note 12.
29	Repurchase of a share of 25% in Swisscom Mobile AG
On December 20, 2006, Swisscom bought back a minority share of 25% in Swisscom Mobile from Vodafone for CHF 4,258 million including transaction costs of CHF 8 million. On the date of acquisition the carrying amount of Vodafone’s minority interest in Swisscom Mobile of CHF 565 million was removed from equity and offset against the purchasing price. The difference of CHF 3,693 million between the carrying amount of the minority interest and the purchase price was recorded as goodwill.
In 2001, Swisscom sold 25% of the shares of Swisscom Mobile AG to Vodafone for CHF 4,450 million. At the time of the disposal, Swisscom entered into a shareholder’s agreement with Vodafone for an unlimited period of time. In accordance with the shareholders’ agreement, Vodafone had a right to sell its shares in Swisscom Mobile to Swisscom if the Swiss Government sold its controlling shareholding in Swisscom and another party or a group of parties were to obtain control of Swisscom. Control is defined as the power to have a controlling influence on the company. The shareholders’ agreement outlined the price to be paid by Swisscom as the proportional fair market value of Swisscom Mobile at the time the sale is agreed.
The Telecommunication Enterprises Act (TUG) stipulates the Swiss Confederation (the “Confederation”) is required to control Swisscom by holding the majority of its capital and voting rights. A change of control of Swisscom was therefore not possible before the time of the repurchase of the outstanding minority share on December 20, 2006, and consequently Vodafone could not exercise its right to sell its shares in Swisscom Mobile. Accordingly, Swisscom did not record a liability based on the guidance in IFRIC 2. Under this guidance the minority interest relating to Vodafone was classified under equity.

30.	Equity

Equity attributable to equity holders of Swisscom AG:

		Additional
	Share	paid-in	Retained	Treasury	Other
CHF in millions	capital	capital	earnings	stock	reserves	Total

Balance at January 1, 2004	66	572	7,403	(1)	(264)	7,776

Gains and losses directly recognized in equity, net	—	—	—	—	280	280
Net income attributable to equity holders of Swisscom AG	—	—	1,596	—	—	1,596

Total recognized income and expenses	—	—	1,596	—	280	1,876

Dividend payments	—	—	(861)	—	—	(861)
Purchase of treasury stock for share-based payment	—	—	—	(42)	—	(42)
Sale of treasury stock for share-based payment	—	—	—	42	—	42
Share buyback	—	—	—	(2,001)	—	(2,001)

Balance at December 31, 2004	66	572	8,138	(2,002)	16	6,790

Gains and losses directly recognized in equity, net	—	—	—	—	51	51
Net income attributable to equity holders of Swisscom AG	—	—	2,022	—	—	2,022

Total recognized income and expenses	—	—	2,022	—	51	2,073

Dividend payments	—	—	(861)	—	—	(861)
Share capital reduction	(5)	(180)	(1,816)	2,001	—	—
Share buyback	—	—	—	(2,001)	—	(2,001)
Purchase of treasury stock for share-based payment	—	—	—	(46)	—	(46)
Sale of treasury stock for share-based payment	—	—	—	46	—	46

Balance at December 31, 2005	61	392	7,483	(2,002)	67	6,001

Gains and losses directly recognized in equity, net	—	—	—	—	(45)	(45)
Net income attributable to equity holders of Swisscom AG	—	—	1,599	—	—	1,599

Total recognized income and expenses	—	—	1,599	—	(45)	1,554

Dividend payments	—	—	(907)	—	—	(907)
Share capital reduction	(4)	(22)	(1,975)	2,001	—	—
Share buyback	—	—	—	(2,213)	—	(2,213)
Sale of treasury stock	—	—	—	1	—	1
Purchase of treasury stock for share-based payment	—	—	—	(44)	—	(44)
Sale of treasury stock for share-based payment	—	—	—	44	—	44

Balance at December 31, 2006	57	370	6,200	(2,213)	22	4,436

Share capital and treasury stock

Shares outstanding at December 31, 2006, 2005 and 2004, totaled 56,718,561 shares, 61,482,761 shares and 66,203,261 shares, respectively. Each share has a par value of CHF 1. All issued shares are fully paid. Each share entitles the holder to one vote. After deduction of treasury stock, shares outstanding at December 31, 2006, 2005 and 2004, totaled 51,801,943, 56,716,475 shares and 61,480,334 shares, respectively.
Share buyback

In September 2006, Swisscom acquired 4,916,618 of its own shares or 8% of total shares issued as part of a share buyback scheme for an amount of CHF 2.2 billion. Put options were assigned to shareholders free of charge for each share held. 23 put options entitled the bearer to sell two registered shares for CHF 450 gross or CHF 292.85 net of 35% withholding tax per registered share.
In 2004 and 2005, Swisscom carried out schemes to buyback up to CHF 2 billion worth of shares in each year. The seller of the share received the selling price minus the withholding tax of 35%. The withholding tax was retained and paid to the tax authorities at a later date. As of December 31, 2005 and 2004, shares including transaction costs had been bought back for a total of CHF 2,000 million and CHF 2,001 million, respectively. Of this, 35% or CHF 700 million in each year, were due in withholding tax. Until December 31, 2005 and 2004, CHF 564 million and CHF 581 million, respectively, had been paid to the tax authorities. The outstanding amount of CHF 136 million and CHF 119 million at the end of 2005 and 2004, respectively, were included under other current liabilities in the financial statements and paid in the first quarter of the following year. At the General Meetings of Shareholders on April 25, 2006 and on April 26, 2005, a capital reduction in the amount of the buybacks was approved. In the third quarter of 2006 and 2005, the capital reductions to 56,718,561 and 61,482,761 shares, respectively, were effected.
Share-based payment

In 2006, 2005 and 2004, shares with a market value totaling CHF 44 million, CHF 46 million and CHF 42 million, respectively, were bought and then sold to Swisscom employees, management and members of the Executive Board and Board of Directors for a total of CHF 27 million, CHF 30 million and CHF 28 million in 2006, 2005 and 2004, respectively. The difference of CHF 17 million, CHF 16 million and CHF 14 million, was included in the income statement under share based payment in 2006, 2005 and 2004, respectively. See Note 9.

Changes in treasury stock are presented in the table below:

	Number	Average price in CHF	CHF in million

Balance at January 1, 2004	2,272	435	1
Purchase	99,519	423	42
Sale of treasury stock in share purchase schemes. See Note 9.	(99,364)	423	(42)
Share buyback	4,720,500	424	2,001
Balance at December 31, 2004	4,722,927	424	2,002
Purchase	102,760	447	46
Sale	(476)	421	—
Sale of treasury stock in share purchase schemes. See Note 9.	(102,625)	447	(46)
Share capital reduction	(4,720,500)	424	(2,001)
Share buyback	4,764,200	420	2,001
Balance at December 31, 2005	4,766,286	420	2,002
Purchase	105,360	418	44
Sale	(2,069)	416	(1)
Sale of treasury stock in share purchase schemes. See Note 9.	(105,377)	418	(44)
Share capital reduction	(4,764,200)	420	(2,001)
Share buyback	4,916,618	450	2,213

Balance at December 31, 2006	4,916,618	450	2,213

Other reserves

The changes in other reserves are as follows:

			Cumulative	Other
	Hedging	Fair value	translation	reserves
CHF in millions	reserve	reserve	adjustments	Total

Balance at January 1, 2004	(14)	(25)	(225)	(264)
Currency translation adjustments	—	—	(21)	(21)
Write-off of translation loss from sale of debitel	—	—	238	238
Fair value adjustments of current available-for-sale investments	—	41	—	41
Fair value adjustments of non-current available-for-sale investments	—	(1)	—	(1)
Impairment of investment in Infonet Services Corp.	—	32	—	32
Gain on sale of investment in Eutelsat	—	(9)	—	(9)
Impairment of current available-for-sale investments	—	4	—	4
Fair value adjustments of derivative financial instruments	2	—	—	2
Tax effect	(2)	(4)	—	(6)
Balance at December 31, 2004	(14)	38	(8)	16
Currency translation adjustments	—	—	8	8
Write-off of translation losses from transfer of international carrier business	—	—	6	6
Fair value adjustments of available-for-sale investments	—	58	—	58
Gain on sale of investment in Intelsat	—	(16)	—	(16)
Impairment of investment in Swiss	—	5	—	5
Write-off of cumulative losses from investment in Swiss	—	(16)	—	(16)
Fair value adjustments of derivative financial instruments	5	—	—	5
Tax effect	(1)	2	—	1
Balance at December 31, 2005	(10)	71	6	67
Currency translation adjustments	—	—	21	21
Fair value adjustments of available-for-sale investments	—	(8)	—	(8)
Gain on sale of available-for-sale investments	—	(63)	—	(63)
Fair value adjustments of derivative financial instruments	7	—	—	7
Tax effect	(2)	—	—	(2)

Balance at December 31, 2006	(5)	—	27	22

The hedging reserves comprise the changes in the fair value of hedging instruments which were designated as cash flow hedges.
The fair value reserves comprise the changes in the fair value of available for sale investments.
Reserves for cumulative translation adjustments comprise the differences from the currency conversion of the financial statements of subsidiaries, affiliated companies and joint ventures from the functional currency into Swiss francs.
Equity attributable to minority interests

CHF in millions	31.12.06	31.12.05	31.12.04

Balance at beginning of year	623	663	731
Net income attributable to minority interests	306	324	352
Dividends paid	(297)	(367)	(360)
Change in scope of consolidation. See Note 4.	—	3	—
Reduction in minority interests	(565)	—	(60)

Balance at end of year	67	623	663

On December 20, 2006, Swisscom acquired the minority share of 25% in Swisscom Mobile held by Vodafone for CHF 4,258 million. On the date of acquisition the carrying amount of this minority interest amounted to CHF 565 million. The difference between the purchase price and the carrying amount of CHF 3,693 million was presented as goodwill. Dividends paid include amounts paid by Swisscom Mobile AG to Vodafone of CHF 285 million in 2006, CHF 358 million in 2005 and CHF 355 million in 2004.
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

31.	Financial instruments

Financial risk management

Swisscom’s activities expose it to a variety of financial risks, including the effects of foreign currency risks, interest risks, credit risks and liquidity risks. Swisscom’s overall financial risk management program seeks to minimize potential adverse effects on the financial performance of Swisscom. Swisscom uses derivative financial instruments, such as foreign exchange contracts and interest rate swaps to hedge certain exposures resulting from the Group’s commercial activities.

Financial risk management is carried out by the Group Treasury department under policies approved by the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close cooperation with the operating units. The Board of Directors lays down the principles for overall risk management and approves guidelines covering specific areas, such as foreign exchange risk management, interest rate risk, credit risk, use of derivative financial instruments, and investing excess liquidity.

Foreign exchange risk

Swisscom is exposed to foreign exchange risk, arising from its business activities and financing which is the transaction risk arising from various currency exposures primarily with respect to USD and EUR. The transaction risk is the risk arising due to currency fluctuations between the date of agreement and the actual cash flow. Swisscom uses various forward exchange contracts and options to hedge its exposure to foreign currency. Swisscom hedges its long-term leasing commitments in USD.

Interest rate risk

Interest rate risks arise from fluctuation in interest rates, which could have a negative impact on the financial position of Swisscom. Changes in interest rates cause variation in interest income and expense and the fair value of financial assets and liabilities with fixed interest rates. Swisscom utilizes interest rate-swaps to manage its interest rate risk. The use of such financial instruments did not have a material impact on the financial position, results of operations, or cash flow of Swisscom.

Credit risk

Swisscom is exposed to credit risk, arising from its business activities and certain financing arrangements. Swisscom has no significant concentrations of credit risk. The Group has policies in place to ensure that products and services are sold only to creditworthy customers. Outstanding receivables are also continually monitored. Specific and general provisions are recorded to take account of credit risks. The danger of cluster risks is minimized by the large number of customers. Financial transactions and financial instruments are only entered into with very creditworthy financial institutes. Swisscom also has policies that limit the amount of credit exposure to any one financial institution.

Liquidity risk

Careful cash flow management ensures there is a sufficient reserve of cash and cash equivalents and tradable securities, as well as the possibility of raising finance Swisscom has procedures in place that guarantee sufficient liquidity in order to settle current and future obligations.

Derivative financial instruments

CHF in millions	31.12.06	31.12.05	31.12.04

Foreign exchange derivatives
Forward exchange contracts in USD	170	175	162
Forward exchange contracts in EUR	64	374	23
Forward exchange contracts in HUF	—	65	—
Forward exchange swaps in EUR	—	—	16
Forward exchange swaps in HUF	—	97	—
Cross currency interest rate swaps in USD•	416	461	479
Total foreign exchange derivatives	650	1,172	680

Interest rate derivatives
Interest rate swaps in USD	114	115	175
Interest rate swaps in CHF	1,300	—	—
Cross currency interest rate swaps in USD•	163	195	254
Total interest rate derivatives	1,577	310	429

Total derivative financials instruments	2,227	1,482	1,109

•	Separated in foreign exchange and interest rate components.

CHF in millions	31.12.06	31.12.05	31.12.04

Contracts with positive fair values
Fair value hedges	(1)	1	6
Cash flow hedges	1	(1)	—
Non qualifying derivative financial instruments	8	14	11

Total. See Note 18.	8	14	17

Contracts with negative fair values
Fair value hedges	(2)	(3)	(6)
Cash flow hedges	7	13	19
Non qualifying derivative financial instruments	165	132	219

Total. See Note 25.	170	142	232

At December 31, 2006, derivative financial instruments consisted primarily of cross-currency interest rate swaps, interest rate swaps, and foreign exchange forwards to hedge interest rate risks and foreign exchange risks with respect to USD relating to the cross-border tax lease arrangements entered into in 1997, 2000, and 2002. The future interest payments relating to the arrangements from 1997 and 2002 were recorded as hedges. The hedging instruments had a negative fair value at December 31, 2006, 2005 and 2004, of CHF 5 million, CHF 31 million and CHF 78 million, respectively, and a positive fair value at December 31, 2006, 2005 and 2004, of CHF 0 million, CHF 5 million and CHF 0 million, respectively. For the designated cash flow hedges, CHF 6 million pre-tax in 2006, CHF 14 million in 2005 and CHF 19 million in 2004 was recorded in the hedging reserve within consolidated equity. The maximum length of time hedged is two years for cross-border tax lease arrangements entered into in 1997, 22 years for arrangements entered into in 2000 and seven years for arrangements entered into in 2002.
In order to hedge interest rate risks in connection with financing the repurchase of the 25% share in Swisscom Mobile AG, an interest rate swap with a term of five years was entered into in 2006. The hedge relates to a portion of the second tranche of the bank loan. See Note 25.
Also included are foreign exchange forwards for EUR and USD contained in derivative instruments designated to hedge future transactions in connection with the procurement of mobile equipment and obligations arising from international telephone traffic.
Fair value of financial instruments

The following table presents the carrying amounts and fair values of financial assets and liabilities. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidated sale. The difference between the carrying amount and the fair value results from interest rate movements.

	Carrying	Fair	Carrying	Fair	Carrying	Fair
CHF in millions	amount 2006	value 2006	amount 2005	value 2005	amount 2004	value 2004

Financial assets
Cash and cash equivalents	673	673	1,023	1,023	2,387	2,387
Trade accounts receivable and other receivables	2,436	2,436	2,278	2,278	2,317	2,317
Other financial assets	1,306	1,655	2,847	3,279	2,560	2,925

Financial liabilities
Short-term financial liabilities	1,568	1,568	137	137	158	158
Trade accounts payable and other payables	1,693	1,693	1,422	1,422	1,291	1,291
Long-term financial liabilities	5,015	5,810	2,299	3,199	2,212	2,624
Estimation of fair values

Trade accounts receivable, trade accounts payable and other receivables and payables

The carrying amounts are a reasonable estimate of the fair value because of the short maturity of such instruments.
Cash and cash equivalents, other current financial assets and non-current financial assets

The carrying amounts of cash and loans receivable correspond to the fair value. The fair value of available-for-sale investments is based on stock exchange quoted bid prices or other market prices. The fair value of other non-current financial assets and financial assets from cross-border tax lease arrangements are calculated using the expected future payments discounted at market interest rates.
Finance lease obligations

The fair value of finance lease obligations is estimated using the expected future payments discounted at market rates.

Financial liabilities The fair value of fixed rate debt is estimated using the expected future payments discounted at market interest rates.

32.	Additional information about the cash flow statement

	Year ended December 31
CHF in millions	Note	2006	2005	2004

Net Income adjustments
Income from discontinued operations	37	(36)	(9)	243
Share of profit of affiliated companies	24	(30)	(13)	(22)
Income tax expense	14	462	535	392
Depreciation and amortization	22,23	1,435	1,394	1,693
Expenditure for share-based payment	9	17	16	14
Gain on disposal of fixed assets	12	(27)	(38)	(9)
Loss on disposal of fixed assets	11	19	22	27
Financial income	13	(189)	(242)	(138)
Financial expense	13	240	160	272

Total net income adjustments		1,891	1,825	2,472

Change in operating assets and liabilities
Trade accounts receivable and other receivables		(118)	89	64
Inventories		(50)	—	(27)
Other non-financial assets		(39)	(46)	(21)
Trade accounts payable and other payables		210	(59)	(95)
Provisions		92	148	7
Other non-financial liabilities		(3)	7	(12)
Pension obligation	10	(109)	(313)	5

Total change in operating assets and liabilities		(17)	(174)	(79)

Non-cash investing and financing transactions
Share buyback

In 2004 and 2005, Swisscom carried out schemes to buyback up to CHF 2 billion worth of shares in each year. The seller of the share received the selling price minus the withholding tax of 35%. The withholding tax was retained and paid to the tax authorities at a later date. As of December 31, 2005 and 2004, shares including transaction costs had been bought back for a total of CHF 2,000 million and CHF 2,001 million, respectively. Of this, 35% or CHF 700 million are due in withholding tax. Until December 31, 2005 and 2004, CHF 564 million and CHF 581 million, respectively, had been paid to the tax authorities. The outstanding CHF 136 million and CHF 119 million, respectively, included under other current liabilities, was paid in the first quarter of the following year. In the cash flow statement, the outstanding withholding tax is not included under changes in other current liabilities, but is presented as part of the share buyback under cash flows from financing activities.
Transfer of international carrier business

On February 23, 2005, Belgacom and Swisscom signed an agreement to form an affiliated company in which Belgacom holds 72% and Swisscom 28%. On July 1, 2005, Fixnet brought its international carrier business, valued at CHF 36 million, into the affiliated company in return for 28% of the share capital.
Acquisition of Antenna Hungária

On October 25, 2005, Swisscom acquired 75% (plus 1 share) of the share capital of Antenna Hungária for CHF 293 million. On November 11, 2005, Swisscom tendered an offer to Antenna Hungária’s public shareholders for the same price per share. The remaining 25% of the shares were acquired at the beginning of 2006. As Swisscom had a statutory obligation to make a public takeover bid, the purchase price of CHF 104 million for the outstanding shares was recorded as a liability in 2005. Goodwill was recorded on the acquisition as if Swisscom had acquired 100% of the shares in 2005. See Note 4.
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

Contractual commitments for future capital expenditure

Contractual commitments for future capital expenditures and other intangible assets at December 31, 2006, amounted to CHF 364 million, of which CHF 328 million will be due in 2007.

Operating leases

Operating leases comprise primarily the rental of business property space. See Note 25. In 2006, 2005 and 2004, payments amounted to CHF 123 million, CHF 118 million and CHF 110 million, respectively. Future minimum lease payments in respect of operating lease contracts fall due as follows:

CHF in millions	31.12.06	31.12.05	31.12.04

Within 1 year	118	81	104
Within 1 to 2 years	112	66	95
Within 2 to 3 years	110	64	51
Within 3 to 4 years	108	63	50
Within 4 to 5 years	102	61	50
After 5 years	431	768	813

Total future payment commitments from operating leases	981	1,103	1,163

34.	Contingencies

Competition commission proceedings

The Competition Commission (WEKO) is currently bringing proceedings against a number of companies in the Swisscom Group which are described below. If it is determined that Swisscom has violated Antitrust Law, WEKO is entitled to impose monetary sanctions. This depends on the length, severity and nature of the violation and may amount to up to 10% of the revenue generated by the company in question over the last three financial years in the markets concerned in Switzerland.

Competition commission proceedings – mobile termination fees

In October, 2002 the Competition Commission (WEKO) initiated proceedings against Swisscom Mobile AG in accordance with Antitrust Law in connection with mobile termination prices. In several draft decisions issued to Swisscom Mobile AG, the Secretariat of the Competition Commission stated that it believes that Swisscom Mobile has a market-dominant position and has violated Swiss Antitrust Law by demanding disproportionately high termination fees. The Competition Commission therefore applied for sanctions of approximately CHF 489 million against Swisscom Mobile AG.

The proposed fines relate to the period from April 1, 2004 (when a new amendment to the Swiss Antitrust Law entered into effect) to May 31, 2005 (when Swisscom Mobile lowered its mobile termination fee from CHF 0.335 to CHF 0.20).

Swisscom Mobile AG is of the view that it is not dominant in the market for mobile termination and that its tariffs for mobile termination have not been abusive. Prior to lowering its mobile termination fee on June 1, 2005, Swisscom Mobile’s fee was approximately 10% lower than the fee charged by its competitors. In addition, as Swisscom Mobile AG customers place a higher volume of calls to their competitor’s networks than vice versa, Swisscom Mobile AG makes net payments to these mobile network operators.

On February 5, 2007 WEKO issued an injunction claiming that Swisscom Mobile is dominant in the market and has abused this position in violation of Swiss Antitrust Law by demanding disproportionately high termination fees from its competitors and particular end consumers during the period April 1, 2004 to May 31, 2005. The reasoning was largely identical to that of the previous injunctions. As a result of this alleged violated WEKO has imposed a direct sanction of CHF 333 million. The price development after June 1, 2005 is subject of a further investigation.

In connection with the repurchase of Vodafone’s 25% share in to Swisscom Mobile AG (see Note 29) it was agreed that, in the event of a sanction being imposed, Vodafone must reimburse Swisscom Mobile AG for 25% of the amount.

Swisscom Mobile refutes the accusation that it has abused its market dominant position and opposes the sanction. It intends to appeal to the Administrative Court and, if necessary, in the final event to the Federal Court.

In view of its legal assessment Swisscom is of the opinion that it is not probable that sanctions will be imposed and has therefore not recognized any provisions as at December 31, 2005 and 2006.

Investigation into the relationship between ADSL wholesale and retail prices

On October 20, 2005 WEKO launched an investigation into Swisscom AG and Swisscom Fixnet AG in connection with alleged abuse of their dominant market position. Swisscom is said to have set such high prices for ADSL pre-services in favor of Internet service providers that no scope is left for an adequate profit margin in relation to the end-customer prices charged by Swisscom. Swisscom refutes the accusation and is of the opinion that the prices for their ADSL pre-

services leave their ADSL competitors enough scope for an adequate profit margin. Swisscom does not consider sanctions likely from the present viewpoint and has therefore not recognized any provisions. The outcome of the investigation and the extent of the financial consequences of a potentially negative decision by WEKO are still uncertain.

Investigation into telephony services for large customers

On February 16, 2004 WEKO opened an investigation to determine whether Swisscom has engaged in any anti-competitive behavior when fixing prices for telephony services for its large customers. Swisscom is of the opinion that there is such intensive competition in the market for large customers that they did not engage in any anti-competitive behavior. Swisscom does not consider sanctions likely from the present viewpoint and has therefore not recognized a provision. The outcome of the investigation and the extent of the financial consequences of a potentially negative decision by WEKO are still uncertain.

Investigation into the services package “Talk & Surf”

On June 24, 2003, the WEKO secretariat informed Swisscom that another telephone company had filed a petition accusing Swisscom of abusive behavior in connection with Swisscom Fixnet’s product ,,Talk & Surf” under which it offers its customers a service package including PSTN/ISDN telephone connection, broadband Internet access and other services, and demanded that WEKO starts an investigation. On February 16, 2004 WEKO opened a formal investigation against Swisscom AG and Swisscom Fixnet AG. They have found that costs and prices of the ,,Talk & Surf“ package do not suggest any unlawful practice, nor is the bundling of services in this offer unlawful. On the other hand ,,Talk & Surf“ may constitute an unlawful restriction of business relations since Swisscom Fixnet does not offer wholesale access reselling to its competitors. Swisscom believes it is not probable that sanctions will be imposed and has therefore not recognized a provision. The outcome of the investigation and the extent of the financial consequences of a negative decision by WEKO are still uncertain.

35.	Research and development

The research and development costs amounted to CHF 34 million, CHF 39 million and CHF 39 million in 2006, 2005 and 2004, respectively.

36.	Related parties

Major shareholder

Pursuant to the Swiss Telecommunications Enterprise Act (,,Telekommunikationsunternehmungsgesetz, TUG“), the Swiss Confederation (the ,,Confederation“) must hold a majority of the capital and voting rights of Swisscom. On December 31, 2006, the Confederation as majority shareholder held 54.8% of the issued shares of Swisscom AG. Any reduction of the Confederation’s holding below a majority would require a change in law necessitating action by the Federal Assembly, which in some circumstances may also be subject to a referendum by Swiss voters. As the majority shareholder, the Confederation has the power to control any decisions taken at general meetings, including the election of the members of the Board of Directors and the approval of dividend payments.

Swisscom supplies telecommunication services to and procures services from the Confederation, the majority shareholder in Swisscom. The Confederation comprises the various departments and agencies of the Confederation, governmental agencies and other companies controlled by the Confederation (Post, Swiss railways, RUAG, Skyguide, and SRG). All business transactions with the Confederation are conducted in line with standard terms and conditions of business as with third-party customers.

Affiliated companies The supply and provision of services with affiliated companies are effected at market prices. The affiliated companies are listed in Note 41.

Minority interests

On December 20, 2006, a share of 25% in Swisscom Mobile AG was bought back from Vodafone. Until this date, Vodafone was classified as a related party. The rendering and provision of services to Vodafone was effected at market prices. In accordance with the shareholders’ agreement, Vodafone had a conditional right to sell its shares in Swisscom Mobile AG. In the event of a change of control of Swisscom, Vodafone was entitled to sell its 25% stake in Swisscom Mobile AG to Swisscom at the fair market value. See Note 29.

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

Pension funds

Transactions between Swisscom and the various pension funds are explained in Note 10.
Transactions and balances at the end of the year with related parties in 2006, 2005 and 2004 are presented in the following table:

CHF in millions	Net revenue	Operating expenses	Receivables	Liabilities

Confederation	471	209	64	26
Affiliated companies	132	225	16	25
Minority shareholder Vodafone	96	180	—	—
Other minority interests	7	27	1	2

Total in 2006 / Balance at December 31, 2006	706	641	81	53

CHF in millions	Net revenue	Operating expenses	Receivables	Liabilities

Confederation	434	182	59	8
Affiliated companies	85	74	44	21
Minority shareholder Vodafone	88	103	6	21
Other minority interests	6	28	1	2

Total in 2005 / Balance at December 31, 2005	613	387	110	52

CHF in millions	Net revenue	Operating expenses	Receivables	Liabilities

Confederation	434	162	46	6
Affiliated companies	—	11	—	7
Minority shareholder Vodafone	80	137	3	22
Other minority interests	155	25	33	2

Total in 2004 / Balance at December 31, 2004	669	335	82	37

On December 31, 2006, a loan of CHF 1 million, granted to a company held by the Swiss Confederation at market interest rate, was repaid.
Liabilities as at December 31, 2004 included a loan from the affiliated company AUCS. In 2005, the loan was offset against the shareholders’ equity in AUCS.
Compensation paid to members of the Board of Directors and the Executive Board

CHF in millions	2006	2005	2004

Board of Directors
Regular salary payment	2.1	2.0	1.9
Share-based payment	0.1	0.1	0.1
Social-security contribution	0.2	0.2	0.2
Total compensation to members of the Board of Directors	2.4	2.3	2.2
Executive Board
Regular salary payment	7.1	8.2	7.6
Share-based payment	0.2	0.2	0.2
Special contribution	2.7	—	0.6
Pension contributions	0.8	0.6	0.6
Social-security contribution	0.8	0.7	0.8
Total compensation to members of the Executive Board	11.6	9.7	9.8

Total compensation to members of the Executive Board and the Board of Directors	14.0	12.0	12.0

Total compensation paid to members of the Board of Directors and the Executive Board includes fees, salaries, bonuses, special pension fund contributions, and other contractual obligations. In 2006, 2005 and 2004, 25% of bonuses were remunerated in shares. See Note 9.
Transactions with treasury stock

Swisscom bought back shares totaling CHF 2.18 billion from the Swiss Confederation during the share buyback in 2006. On December 31, 2006, the Swiss Confederation held 54.8% of the shares of Swisscom AG. The Confederation also participated in Swisscom’s share buyback in 2005. 2.2 million shares were sold to Swisscom at an average price of CHF 422.40, totaling CHF 939 million.

37.	Discontinued operations

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

The repayment of the loans of EUR 210 million was scheduled in seven or eight years. The loans were initially recorded at their fair value and in the following periods recorded using the effective interest method. The fair value evaluation was based on an interest rate of 12.5%. The purchaser prematurely repaid the entire loans in the first six months of 2005. The payment of CHF 351 million includes the repayment of the nominal value of the loans and the contractually agreed accrued interest. A gain of CHF 59 million resulted from the early repayment of these loans and was recorded under income from discontinued operations.

Swisscom also agreed to indemnify the buyer, in particular for possible tax liabilities. At the time of the sale no accrual was recorded for this indemnification as management believe that a payment was not probable. As a result of a tax audit that was ongoing in 2005, Swisscom reassessed the potential tax liability and recorded a provision of CHF 50 million in 2005. The tax audit, which was completed in 2006, resulted in a total tax liability of CHF 14 million, of which CHF 8 million were paid in 2006. Accordingly, Swisscom released CHF 36 million of the provision in 2006. The recognition and reversal of provisions were recorded under income from discontinued operations.

The net result in 2005 was CHF 9 million and is made up of the gain on the early repayment of the loans of CHF 59 million less the amount recorded for the recognition of a provision for guarantees of CHF 50 million.

In 2004, revenue and the period result of debitel up to the completion of the transaction on June 8, 2004 amounted to CHF 1,917 million and CHF 5 millions respectively. Amortization of goodwill of CHF 57 million is included in this figure. As a result of the transaction a loss on the sale of CHF 248 million was recorded. This includes the write-off of the currency translation loss of CHF 238 million accumulated since the acquisition of debitel in 1999 and recorded in equity under other reserves.

As a result of its sale, debitel is disclosed in the consolidated financial statements as a discontinued operation.

The table below shows the balance sheets, income and cash flow statement from operating activities for debitel until the closing of the transaction:

CHF in millions	8.6.2004

Income statement
Net revenue	1,917
Operating expenses	(1,830)
Depreciation and amortization	(26)
Amortization of goodwill	(57)
Operating income	4
Financial result	31
Income tax expense	(30)
Share of profit of affiliated companies	3
Minority interest	(3)

Income from discontinued operations	5

CHF in millions	8.6.2004

Balance sheet
Cash and cash equivalents	131
Other current assets	576
Goodwill and other intangible assets	733
Other non-current assets	172
Total assets	1,612
Financial liabilities	76
Other liabilities	638
Minority interest	18
Total liabilities and minority interest	732

Total net assets	880

CHF in millions	8.6.2004

Cash flow statement
Cash provided by operating activities	85
Cash used in investing activities	(19)
Cash used in financing activities	(62)

Net increase in cash and cash equivalents	4

The loss on the sale of debitel comprises the following:

CHF in millions	8.6.2004

Cash payment	658
Acquisition of additional shares in debitel	(31)
Transaction costs	(11)
Net receipts	616
Fair value of granted loans (vendor loan notes)	254
Net proceeds from the sale	870
Net assets sold	(880)
Write-off of accumulated translation loss out of equity	(238)

Loss on the sale	(248)

38.	Disclosure of service concession arrangements (SIC 29)

In accordance with the Telecommunication Enterprises Act, ComCom awarded Swisscom Fixnet AG the universal service license in June 2002. Swisscom Fixnet is required to provide universal service for all sections of the Swiss population throughout the five-year license period from January 1, 2003, to December 31, 2007. The concession covers the whole of Switzerland. The universal service guarantees access to a minimum offering of telecommunications services. Within the universal service framework, everyone has the right to a real-time connection which allows national and international telephone calls, transmission and reception of faxes, and access to the Internet. The universal service also provides for the upkeep of a prescribed number of public telephones for each municipality. The universal service guarantees everyone’s right to an analogue connection or a digital connection (ISDN or a comparable technology). The Federal Council periodically sets price ceilings on universal services. ComCom opened the tender for the new universal service license in the second half of 2006. Swisscom submitted a tender to ComCom for the universal service license for 2008 to 2017. From 2008, in addition to guaranteeing access to a minimum offering of telecommunications services for all sections of the Swiss population, the concession includes the universal provision of broadband Internet access. Furthermore, Swisscom, as a market-dominant service provider, must set its prices for the relevant interconnection service in a transparent and cost-oriented manner.

39.	Dividends

Distributable reserves are determined based on equity as reported in the statutory financial statements of Swisscom AG (holding company) in accordance with Swiss law and not on the equity as reported in the consolidated balance sheet in accordance with IFRS. At December 31, 2006, Swisscom AG’s distributable reserves amounted to CHF 2,179 million. The dividend must be proposed by the Board of Directors and approved by the Shareholders’ Meeting. The dividend proposed for the 2006 financial year has not been recognized as a liability in these consolidated financial statements. Treasury stock is not eligible for dividend payments.

Swisscom paid the following dividends in 2006, 2005 and 2004:

	2006	2005	2004

Number of registered shares eligible for dividends (in thousand)	56.716	61.480	66.200
Dividend on registered share (in CHF)	16.00	14.00	13.00

Dividend paid (in CHF million)	907	861	861

The Board of Directors will propose a dividend of CHF 17 per share at the Shareholders’ Meeting on April 24, 2007, amounting to a total distribution of CHF 881 million. The dividend is expected to be paid on April 27, 2007.

40.	Events after the balance sheet date

The Swisscom Board of Directors approved these consolidated IFRS financial statements on March 9, 2007. Until that date, no significant events occurred after the date of the balance sheet.

41.	List of subsidiaries, affiliated companies and joint ventures

		Interest in	Consolidation		Share Capital
Company name	Location	percent	method		in thousands	Segment

Switzerland
Accarda AG	Brüttisellen	100	Full	CHF	18,500	Other
Betty Holding AG1)	Zurich	100	Full	CHF	480	Other
Betty Technology AG1)	Zug	100	Full	CHF	250	Other
Betty TV (Schweiz) AG	Zurich	100	Full	CHF	5,000	Other
Billag AG	Fribourg	100	Full	CHF	100	Other
cablex AG	Berne	100	Full	CHF	5,000	Fixnet
Comit AG	Zurich	100	Full	CHF	125	Other
Comit Strategic Sourcing AG	Olten	100	Full	CHF	100	Other
CT Cinetrade AG	Zurich	49	Equity	CHF	500	Corporate
Cybernet (Schweiz) AG	Zurich	100	Full	CHF	100	Fixnet
e4life AG	Berne	100	Full	CHF	1,500	Other
Hospitality Services Plus AG	Geneva	100	Full	CHF	10,000	Other
Infonet Schweiz AG	Berne	90	Full	CHF	1,500	Solutions
Medgate Holding AG	Zug	40	Equity	CHF	6,155	Other
Medipa Abrechnungskasse AG	Freienbach	99	Full	CHF	1,850	Other
Minick Holding AG	Zollikon	100	Full	CHF	353	Mobile
Minick Schweiz AG	Zollikon	100	Full	CHF	100	Mobile
Mona Lisa Capital AG	Berne	98	Full	CHF	5,000	Corporate
PersPec AG	Berne	100	Full	CHF	500	Corporate
PubliDirect Holding AG	Zurich	49	Equity	CHF	10,000	Fixnet
Sicap AG	Köniz	100	Full	CHF	2,000	Mobile
Sportradio.ch AG	Zurich	30	Equity	CHF	100	Fixnet
Swisscom Auto-ID Services AG	Berne	100	Full	CHF	1,200	Other
Swisscom Broadcast AG	Berne	100	Full	CHF	25,000	Other
Swisscom Central & Eastern Europe AG	Berne	100	Full	CHF	27,000	Other
Swisscom Directories AG	Berne	51	Full	CHF	1,500	Fixnet
Swisscom Fixnet AG	Berne	100	Full	CHF	1,000,000	Fixnet
Swisscom Immobilien AG	Berne	100	Full	CHF	100,000	Corporate
Swisscom IT Services AG	Berne	100	Full	CHF	150,000	Other
Swisscom Mobile AG	Berne	100	Full	CHF	100,000	Mobile
Swisscom Solutions AG	Berne	100	Full	CHF	70,000	Solutions
Worklink AG	Berne	100	Full	CHF	100	Corporate

Belgium
Belgacom International Carrier Services	Brussels	28	Equity	EUR	76,200	Fixnet
Hospitality Services Belgique SA	Brussels	100	Full	EUR	562	Other

Bulgaria
Air Bites Bulgaria EOOD	Sofia	100	Full	BGN	1,593	Other
HDTelecom Bulgaria EOOD	Sofia	55	Full	BGN	5	Other

Germany
Betty Entwicklungs GmbH1)	Munich	100	Full	EUR	25	Other
Betty TV AG1)	Munich	100	Full	EUR	50	Other
Comit Germany GmbH	Frankfurt	100	Full	EUR	233	Other
Hospitality Services
Deutschland Plus GmbH	Munich	100	Full	EUR	120	Other
Minick Deutschland AG	Hamburg	100	Full	EUR	2,343	Mobile
Swisscom Telco GmbH	Stuttgart	100	Full	EUR	25	Corporate

France
Swapcom SA	Lyon	100	Full	EUR	409	Mobile
Hospitality Services France SA	Paris	96	Full	EUR	2,119	Other

United Kingdom
Hospitality Networks and Services UK Ltd.	London	100	Full	GBP	1,622	Other
Minick UK Ltd.	London	100	Full	GBP	50	Mobile

Italy
Hospitality Services Italia s.r.l.	Milano	100	Full	EUR	3,100	Other

		Interest in	Consolidation		Share Capital
Company name	Location	percent	method		in thousands	Segment
Jersey
Swisscom Finance Ltd.	Jersey	100	Full	EUR	-	Corporate

Liechtenstein
Swisscom Re AG	Vaduz	100	Full	CHF	1,000	Corporate

Luxembourg
Hospitality Services Luxembourg SA	Luxembourg	100	Full	EUR	31	Other

Malaysia
Sicap Malaysia SdnBhd	Kuala Lumpur	100	Full	MYR	100	Mobile

Netherlands
AUCS Communications Services v.o.f.	Hoofddorp	33.33	Equity	EUR	-	Corporate
HSIA Hospitality
Services Netherlands B.V.	The Hague	100	Full	EUR	25	Other
Swisscom Investments B.V.	Amsterdam	100	Full	EUR	-	Corporate

Austria
Comit Unternehmensberatungs- und EDV-Dienstleistungs GmbH	Vienna	100	Full	EUR	35	Other
Hospitality Services GmbH	Vienna	100	Full	EUR	35	Other

Poland
Air Bites Polska	Warshaw	100	Full	PLN	16,860	Other

Portugal
HSIA Hospitality Services Portugal	Lisbon	100	Full	EUR	1,050	Other

Romania
Air Bites s.r.l.	Bucharest	100	Full	RON	8,270	Other
Hospitality Services s.r.l.	Bucharest	100	Full	RON	-	Other
S.C. Undernet s.r.l.	Bucharest	87.5	Full	RON	-	Other

Slovakia
Air Bites Slovakia s.r.o.	Bratislava	100	Full	SKK	45,800	Other

Spain
Hospitality Networks and Services Espana SA	Madrid	100	Full	EUR	100	Other
Minick Spanien SLU	Madrid	100	Full	EUR	3	Mobile

Ukraine
Air Bites Ukraine LLC	Lviv	100	Full	UAH	4,228	Other

Hungary
Antenna Hungária Zrt.	Budapest	100	Full	HUF	11,875,200	Other
Antenna Távközlési Szolgáltató Zrt.	Budapest	100	Full	HUF	10,531,595	Other
Pandant TMSZ Kft.	Budapest	50	Equity	HUF	95,000	Other
Antel Invest Kft.	Budapest	100	Full	HUF	500,000	Other
Hungaro DigiTel Távközlési Kft.	Szigetszentmiklós	55	Full	HUF	877,500	Other
Hunsat Magyar Ürtávközlési Rt.	Budapest	50	Equity	HUF	100,000	Other

Singapore
Comit Solutions Pte Ltd.	Singapore	100	Full	SGD	100	Other
Sicap Asia Pacific Pte Ltd.	Singapore	100	Full	SGD	100	Mobile

USA
Hospitality Services North America Corp.	Dulles	98	Full	USD	1,570	Other

1)	Voting rights of 100%; share in capital of 65%.

42.	Recent developments (unaudited)

Public tender offer Fastweb

On April 10, 2007, Swisscom launched an all-cash friendly public tender offer for 98.26% of the shares of FASTWEB S.p.A. (“Fastweb”), Italy’s second largest fixed-network operator and leading provider of IP-based services. Swisscom acquired 1.74% of Fastweb’s shares in March 2007. Swisscom offered Fastweb shareholders EUR 47.00 per share, which represents a total consideration of EUR 3.7 billion for 100% of the shares. The offer period will end on May 15, 2007. Swisscom intends to fund the transaction, which will potentially involve refinancing Fastweb’s existing debt in the amount of EUR 1.1 billion, via financial debt and, depending on the final acceptance level of the offer, by selling treasury shares.

43.	Differences between International Financial Reporting Standards and U.S. Generally Accepted Accounting Principles

The consolidated financial statements of Swisscom have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain significant respects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP would have affected the shareholders’ equity as of December 31, 2006, 2005 and 2004 and net income for each of the years in the three-year period ended December 31, 2006 to the extent described below. A description of the significant differences between IFRS and U.S. GAAP as they relate to Swisscom are discussed in further detail below.

Reconciliation of net income from IFRS to U.S. GAAP

The following schedule illustrates the significant adjustments to reconcile net income in accordance with IFRS to the amounts determined in accordance with U.S. GAAP for each of the three years ended December 31.

CHF in millions	2006	2005	2004

Net income according to IFRS attributable to equity holders of Swisscom AG	1,599	2,022	1,596
U.S. GAAP adjustments:
a) Capitalization of interest cost	20	14	(4)
b) Retirement benefits	(16)	(27)	(21)
c) Termination benefits	—	(31)	(10)
d) Impairment of investments	—	9	—
e) Cross-border tax leases	15	(20)	49
f) debitel purchase accounting	—	—	(23)
g) Sale of debitel	—	254	342
g) Deferred interest	—	21	(21)
h) Revenue recognition	18	35	56
i) Outsourcing contracts	(40)	16	—
j) Site restoration	(2)	3	15
k) Goodwill and other intangible assets	—	—	106
l) Sale and leaseback transaction	17	29	24
m) Onerous contracts	(5)	6	10
o) Share buyback	(17)	—	—
p) Income taxes	—	(2)	(6)

Net income according to U.S. GAAP	1,589	2,329	2,113

Additional disclosures required by U.S. GAAP
Income from continuing operations, net of tax	1,553	2,066	1,968
Gain from discontinued operations, net of tax	36	263	145

Net income according to U.S. GAAP	1,589	2,329	2,113

Presented below is a reconciliation of discontinued operations from IFRS to U.S. GAAP:

CHF in millions	2006	2005	2004

Net income (loss) for discontinued operations under IFRS, net of tax	36	9	(243)
debitel purchase accounting	—	—	(23)
Sale of debitel	—	254	342
Goodwill amortization	—	—	57
Income taxes	—	—	12

Net income for discontinued operations according to U.S. GAAP	36	263	145

The U.S. GAAP basic and diluted earnings per share are as follows:

CHF	2006	2005	2004

Earnings per basic and diluted share
Earnings from continuing operations	28.08	34.52	30.41
Earnings from discontinued operations	0.65	4.40	2.24

Earnings per basic and diluted share	28.73	38.92	32.65

The shares outstanding used to calculate basic and diluted earnings per share under U.S. GAAP are the same as that used under IFRS.
Reconciliation of shareholders’ equity from IFRS to U.S. GAAP
The following is a reconciliation of the significant adjustments necessary to reconcile shareholders’ equity in accordance with IFRS to the amounts in accordance with U.S. GAAP as at December 31, 2006, 2005 and 2004.

CHF in millions	2006	2005	2004

Shareholders’ equity according to IFRS attributable to equity holders of Swisscom AG	4,436	6,001	6,790
U.S. GAAP adjustments:
a) Capitalization of interest cost	78	58	44
b) Retirement benefits	(878)	(581)	(295)
c) Termination benefits	—	—	31
d) Impairment of investments	—	—	(20)
e) Cross-border tax leases	(254)	(269)	(249)
g) Sale of debitel	—	—	(254)
g) Deferred interest	—	—	(21)
h) Revenue recognition	(83)	(101)	(136)
i) Outsourcing contracts	(24)	16	—
j) Site restoration	9	11	8
k Goodwill and other intangible assets	117	117	117
l) Sale and leaseback transaction	(280)	(297)	(326)
m) Onerous contracts	11	16	10
p) Income taxes	281	220	164

Shareholders’ equity according to U.S. GAAP	3,413	5,191	5,863

As of December 31, 2004, net liabilities from discontinued operations under U.S. GAAP amounted to CHF 254 million.

a)	Capitalization of interest cost

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

The effect of capitalization of interest cost and the corresponding additional depreciation expense on the increased amount of property, plant and equipment and the disposal of property would be as follows:

CHF in millions	2006	2005	2004

Interest capitalized during year	30	22	6
Depreciation expense	(10)	(8)	(10)

Net income statement effect	20	14	(4)

CHF in millions	2006	2005	2004

Gross amount capitalized	121	132	110
Accumulated depreciation	(43)	(74)	(66)

Net amount capitalized	78	58	44

In 2005, the capitalization rate is higher than in 2004 because debt with lower interest rates had matured and been paid off.

b)	Retirement benefits

Prior to 2006, pension costs for defined benefit plans for U.S. GAAP purposes were accounted for in accordance with SFAS No. 87 “Employers’ Accounting for Pensions” and the disclosure is presented in accordance with SFAS No. 132(R) “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. Presented below are the disclosures required by U.S. GAAP that are different from those provided under IFRS. Except as described below, the plan obligations and assets are the same under U.S. GAAP as IFRS. The difference in the balance sheet and income statement amounts are attributable to how and when the respective standards were implemented and the recognition of a minimum liability in 2005 and 2004 under U.S. GAAP as well as differences in accounting for prior service costs.

Swisscom adopted SFAS No. 158 ,,Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,, (“SFAS 158”) as of December 31, 2006, which requires the immediate recognition in equity of actuarial gains and losses on pension plans. Differences will continue to exist in the recognition of expense in the income statement based upon how and when the respective standards were implemented.

In accordance with the transition provisions of SFAS 158, Swisscom recorded an adjustment of CHF 334 million, net of tax of CHF 75 million, to accumulated other comprehensive income (reduction of equity) to record unrecognized actuarial losses, unrecognized prior service costs and to eliminate the additional minimum liability.

The following table presents the impact of the adoption of SFAS 158 on total shareholders’ equity under U.S. GAAP at December 31, 2006:

CHF in millions

Total shareholders’ equity under U.S. GAAP before adoption of SFAS 158	3,672
Adoption of SFAS 158	(334)
Deferred tax on above	75

Total shareholders’ equity under U.S. GAAP after adoption of SFAS 158	3,413

The following table reconciles the net pension liability recognized under IFRS with the net pension liability recognized under U.S. GAAP and reflects the impact of the adoption of SFAS 158 as of December 31, 2006:

CHF in millions

Net liability recognized under IFRS	(719)
Difference in unrecognized amounts	161
Additional minimum liability	(809)
Net liability recognized under U.S. GAAP before adoption of SFAS 158	(1,367)
Adoption of SFAS 158	(230)

Net liability recognized under U.S. GAAP after adoption of SFAS 158	(1,597)

The following weighted average assumptions were used in accounting for the defined benefit plan under U.S. GAAP:

	2006	2005	2004

Weighted average discount rate	2.54%	2.60%	3.15%
Rate of increase in future compensation levels	2.3%	2.3%	2.3%
Expected long-term rate of return on plan assets	3.9%	3.9%	4.5%
Swisscom uses the interest rate for Swiss Government bonds as a basis to determine the discount rate because there are no high quality corporate bonds of comparable length of maturity denominated in Swiss Francs.
Net periodic pension cost includes the following components:

CHF in millions	2006	2005	2004

Service cost on benefits earned	198	174	165
Interest cost on projected benefit obligation	206	224	254
Expected return on plan assets	(250)	(234)	(220)
Amortization of prior service cost	16	28	28
Amortization of actuarial loss	21	20	13
Net periodic pension cost under U.S. GAAP	191	212	240
Net periodic pension cost under IFRS. See Note 10.	175	185	219

Difference between U.S. GAAP and IFRS	(16)	(27)	(21)

The status of the pension plans are as follows:

CHF in millions	2006	2005	2004

Benefit obligation:
At beginning of year	7,991	7,259	6,903
Service cost on benefits earned	198	174	165
Interest cost on projected benefit obligation	206	224	254
Contributions of plan participants	121	111	109
Net transfers	(103)	(84)	(102)
Benefits paid	(197)	(173)	(189)
Actuarial loss (gain)	41	584	121
Plan amendments	8	(104)	(2)
Acquisition	77	—	—
Benefit obligation at end of year	8,342	7,991	7,259

Plan assets at fair value:
At beginning of year	6,264	5,209	4,893
Actual return on plan assets	322	703	284
Employer contributions	283	498	214
Contributions of plan participants	121	111	109
Net transfers	(103)	(84)	(102)
Benefits paid	(196)	(173)	(189)
Acquisition	54	—	—
Plan assets at fair value at end of year	6,745	6,264	5,209

Benefit obligation in excess of plan assets	1,597	1,727	2,050
Minimum liability adjustment	809	871	743
Unrecognized actuarial loss	(919)	(971)	(874)
Unrecognized prior service cost	(120)	(128)	(261)
Accrued pension cost under U.S. GAAP	1,367	1,499	1,658
Accrued pension cost under IFRS. See Note 10.	719	805	1,118
Difference between U.S. GAAP and IFRS in accrued pension	(648)	(694)	(540)
Intangible asset under U.S. GAAP	104	113	245
Net impact on equity before the adoption of SFAS 158	(544)	(581)	(295)
Adoption of SFAS 158	(334)	—	—

Net impact on equity after the adoption of SFAS 158	(878)	(581)	(295)

The following table presents the amounts recognized in accumulated other comprehensive income (reduction of equity) that have not been recognized as components of net periodic pension cost as of December 31, 2006:

CHF in millions

Unrecognized prior service costs	(120)
Unrecognized net actuarial loss	(919)

Unrecognized amounts in accumlated other comprehensive income	(1,039)

In 2007, Swisscom expects to recognize amortization of prior service costs of CHF 16 million and amortization of actuarial losses of CHF 13 million.
In contrast to the projected benefit obligation, the accumulated benefit obligation, which amounted to CHF 8,011 million in 2006, CHF 7,674 million in 2005 and CHF 6,758 million in 2004, does not include an assumption about future compensation levels in determining the actuarial present value of benefits based on employee service and compensation as of a certain date. Prior to the adoption of SFAS 158, under U.S. GAAP the pension liability could not be less than the amount by which the accumulated benefit obligation exceeded plan assets as determined for each individual plan. If an additional minimum liability was recognized, an intangible asset up to the amount of the unrecognized prior service cost for each plan was also recognized and the remaining amount was recorded as part of other comprehensive income (reduction of equity), net of income taxes.
Prior to adoption of SFAS 158, a minimum liability of CHF 809 million was recorded for U.S. GAAP purposes in 2006, of which CHF 104 million, reflecting the unrecognized prior service cost, was recorded as an intangible asset and the remaining CHF 705 million was recorded, net of tax of CHF 157 million, in other comprehensive income (reduction of equity).
SFAS 158 eliminates the minimum liability concept as the amount recorded equals the projected benefit obligation less the fair value of plan assets. Starting from December 31, 2006, Swisscom will no longer record a minimum liability.
A minimum liability of CHF 871 million was recorded for U.S. GAAP purposes in 2005, of which CHF 113 million, reflecting the unrecognized prior service cost, was recorded as an intangible asset and the remaining CHF 758 million was recorded, net of tax of CHF 169 million, in other comprehensive income (reduction of equity).
A minimum liability of CHF 743 million was recorded for U.S. GAAP purposes in 2004, of which CHF 245 million, reflecting the unrecognized prior service cost, was recorded as an intangible asset and the remaining CHF 498 million was recorded, net of tax of CHF 111 million, in other comprehensive income (reduction of equity).
Net transfers represents the net amount of transfers out, which represent payments made on behalf of former employees to the pension plans of their new employer that reduce both the plan assets and liabilities, and transfers in, which represent the increase to both the asset and liabilities when employees join Swisscom and transfer assets and liabilities from their previous employer.
Investment policies and strategies for comPlan are approved periodically by the pension trustees, having regard to the potential risks and returns offered by investment in the various assets available. Target asset allocation and investment return criteria are established by the trustees with the overriding objective of stable earnings growth. Actual results are monitored against those targets and the trustees are required to report to the members of the plan, including an analysis of investment performance on an annual basis at a minimum. Day to day asset management is performed by third party asset management companies, reporting to the pension trustees. The long term rate of return on plan asset assumptions used to determine pension expense under U.S. GAAP reflects asset allocations, investment strategy and the view of Swisscom’s investment manager as well as historical returns. Swisscom’s asset returns were 5.1% in 2006, 13.1% in 2005 and 5.8% in 2004.
Plan assets consist of equity investments, obligations of governmental agencies, and other interest-bearing investments. Actual allocations in the Company’s pension plans at December 31, 2006, 2005 and 2004 and target allocations were as follows:

	Target	2006	2005	2004

Debt Securities	60.0%	59.1%	57.3%	58.1%
Equity securities	25.0%	27.7%	30.4%	32.0%
Cash and cash equivalents and other assets	7.5%	6.0%	5.5%	1.6%
Real estate	7.5%	7.2%	6.8%	8.3%

Total	100.0%	100.0%	100.0%	100.0%

Swisscom expects to make the following benefit payments:

CHF in millions	2006

In 2007	336
In 2008	349
In 2009	359
In 2010	368
In 2011	371
From 2012 to 2016	1,788

In 2007, the Company expects to make normal employer pension contributions of CHF 277 million into the pension plans including CHF 50 million to build a reserve for fluctuations in asset values.

c)	Termination benefits

Partial early retirement program

In 2001 and 2003, Swisscom offered to certain employees born between 1946 and 1950 an early retirement plan – see Note 8 for details. A provision, representing the present value of the amount that will be paid to the employees over the period that they are not providing service to Swisscom or the difference between the 75% salary these employees receive and the 50% they actually work was recorded under IFRS at the time the employees entered into an agreement. Under U.S. GAAP the provision was reversed and the costs are accrued over the remaining service period of the employees.

Outplacement program Termination benefits are accrued when they are probable and the amount can be estimated.

Under IFRS, Swisscom accrued termination benefits relating to its outplacement program. Under U.S. GAAP at December 31, 2004, Swisscom reversed termination benefit accruals of CHF 17 million. In 2005 and 2004, Swisscom recognized CHF 18 million and CHF 11 million related to termination benefit accruals reversed in prior years.

The U.S. GAAP adjustments that impact the balance sheet consist of the following:

CHF in millions	2006	2005	2004

Accrued liabilities under IFRS	58	73	90
Accrued liabilities under U.S. GAAP	58	73	59
Difference	—	—	31

The U.S. GAAP adjustments that impact the income statement consist of the following:

CHF in millions	2006	2005	2004

Operating expense	14	39	47
Interest expense	—	—	1
Total IFRS expense	14	39	48
Total U.S. GAAP expense	14	70	58

Difference	—	(31)	(10)

d)	Impairment of investments

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

At December 31 2006 and 2005, there were no material unrealized losses.
When evaluating the Company’s investments for possible impairment, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the investee, and the Company’s ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value. The declines in the above securities were considered to be temporary in nature and, accordingly, the Company did not believe these securities were impaired as of December 31, 2004.
e)	Cross-border tax leases
As described in Note 25, Swisscom entered into a series of transactions in 1999, 2000 and 2002, in which it placed funds into trusts or entered into non-refundable payment undertaking agreements with financial institutions with minimal credit risk. Swisscom concluded that these transactions lacked economic substance under IFRS and were not recognized as the definition of an asset and liability had not been met. Under U.S. GAAP both the asset and liability of CHF 3,596 million, CHF 3,785 million and CHF 3,285 million at December 31, 2006, 2005 and 2004, respectively, were recorded on the balance sheet. Future minimum lease payments relating to these leases as of December 31, 2006 are:

CHF in millions

2007	378
2008	474
2009	115
2010	297
2011	323
after 2012	7,531
Total minimum lease payments	9,118
Less future interest charges	(5,522)
Present value of lease payments	3,596
Less current portion	(175)

Non-current lease obligations	3,421

The difference between the cash proceeds from the sale and the present value of the future minimum lease payments represents a gain on the sale of a tax benefit. The net cash effect resulting from these transactions was a gain from the sale of the tax benefits of CHF 108 million in 1999, CHF 204 million in 2000 and CHF 28 million in 2002. Under IFRS, Swisscom recorded these gains in the period the transactions closed. Under U.S. GAAP, Swisscom is amortizing these amounts over the term of the lease, which ranges from 12 to 30 years, and accordingly recognized income of CHF 15 million in 2006, CHF 14 million in 2005 and CHF 15 million in 2004. There are no expected net cash receipts or payments in the future as both the assets and liabilities will decline equally over the term of the lease. The corresponding interest income and expense, which are also equal, of CHF 267 million, CHF 266 million and CHF 258 million were recognized in 2006, 2005 and 2004, respectively.
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

f)	debitel purchase accounting

During the period January 1, 2004 through June 8, 2004, the date of the sale of debitel, amortization expense relating to the customer list was CHF 23 million and the unamortized balance was CHF 5 million. The entire amount of goodwill relating to debitel was impaired during 2002. Under IFRS, no amount was allocated to customer list, and accordingly, there is no balance or amortization expense. These amounts were therefore recorded under U.S. GAAP. The remaining CHF 5 million was included in the determination of the gain on the sale of debitel. See Note g.

g)	Sale of debitel

As described in Note 37, during 2004 Swisscom sold its interest in debitel, which resulted in a loss on disposal under IFRS of CHF 248 million. As a result of the difference in the carrying amount of Swisscom’s investment in debitel between IFRS and U.S. GAAP and the deferred proceeds from the vendor loans discussed below, the sale of debitel resulted in a gain under U.S. GAAP of CHF 94 million.

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

As part of a bring down and settlement agreement between Swisscom and the purchaser that was entered into during 2005, Swisscom was relieved of their obligation to indemnify the purchaser of operating losses related to an international subsidiary of debitel, which did not initially qualify as a disposal. As a result of this agreement, this international subsidiary is no longer consolidated by Swisscom. As the subsidiary recorded net income in the period through the date of the bring-down and settlement agreement, Swisscom did not recognize this income in the consolidated financial statements under U.S. GAAP as all profits remained with the buyer.

Swisscom was not relieved of their obligation to indemnify the purchaser of certain exposures related to tax contingencies that existed prior to the closing date of the sale. Based upon developments regarding certain tax positions that have been taken in the past, including tax audits and discussions with tax authorities, Swisscom recorded a provision of CHF 50 million during 2005.

During 2006 CHF 36 million of the provision recorded related to tax contingencies was reversed. The recording of this provision and the subsequent reversal in 2006 under IFRS is consistent with the accounting under U.S. GAAP, so no adjustment is necessary.

The U.S. GAAP adjustments related to the sale of debitel that impact the income statement consist of the following:

CHF in millions	2006	2005	2004

Gain (loss) on sale from discontinued operation (debitel) under IFRS	36	9	(248)
U.S. GAAP Adjustments:
Difference in carrying value of goodwill at 8 June 2004. See Note k.	—	—	629
Difference in carrying value of customer list at 8 June 2004. See Note f.	—	—	(5)
Difference in Currency Translation Adjustment at 8 June 2004	—	—	(28)
Gain deferred under U.S. GAAP at the time of sale	—	254	(254)
Gain recorded under U.S. GAAP	36	263	94

Difference	—	254	342

h)	Revenue recognition

In 2004, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 104 which amended SAB 101. Under this guidance, revenue earned from access and similar charges should be recognized over the estimated life of the customer relationship. Under IFRS, this revenue is recognized immediately upon connection or similar activity. In 2006, 2005 and 2004, the effect of the deferred and released revenue from prior periods amounted to CHF 18 million, CHF 35 million and CHF 56 million, respectively, which has been recorded as an addition to net revenue. SAB 104 allows companies to defer costs directly associated with revenue that has been deferred. Swisscom has elected not to defer any such costs.

i)	Outsourcing contracts

As described in Note 2.17, start-up and integration costs are accrued and recorded as expense over the contract period. Furthermore, at the end of each period, Swisscom establishes a provision for the excess of the direct attributable costs over the expected benefits for the entire contract life. Under U.S. GAAP, Swisscom recognizes start-up and integration costs as incurred and does not record a provision for future losses, to the extent applicable, on such contracts; rather, the losses are recognized in the period in which they are incurred. Under IFRS, Swisscom capitalized CHF 35 million and CHF 18 million of start-up and integration costs and recorded provisions of CHF 11 million and CHF 34 million for future losses at December 31, 2006 and 2005, respectively. Accordingly under U.S. GAAP these amounts were reversed. The impact on net income and equity under U.S. GAAP is as follows:

CHF in millions	2006	2005	2004

Capitalized start-up and integration costs	(23)	(18)	—
Reversal of capitalized start-up and integration costs	6	—	—
Provisions for future losses	(23)	34	—

Net income impact under U.S. GAAP	(40)	16	—

CHF in millions	2006	2005	2004

Capitalized start-up and integration costs	(35)	(18)	—
Provisions for future losses	11	34	—

Equity impact under U.S. GAAP	(24)	16	—

j)	Site restoration

Swisscom applies SFAS 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and the carrying amount of the long-lived asset be increased by the same amount. When a liability is initially recorded, the entity capitalizes the cost by increasing the carrying value of the related long-lived asset. The liability accretion to its present value and the asset depreciation are recorded over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded.

As described in Note 27, in 2004, Swisscom reduced the discount rate and recorded a net present value adjustment in accordance with IAS 37. Under U.S. GAAP, the interest rate used to measure the liability is the rate that existed when the liability was initially measured. Therefore, the effect of the interest rate change of CHF 12 million recorded under IFRS was eliminated.

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

During 2005, Swisscom applied the provisions of FIN No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143. The adoption of this interpretation did not have an impact on Swisscom’s asset retirement obligations.

In 2006, Swisscom reduced the discount rate and recorded a net present value adjustment in accordance with IAS 37 and IFRIC 1. Under U.S. GAAP, the interest rate used to measure the liability is the rate that existed when the liability was initially measured. Therefore, the effect of the interest rate change of CHF 1 million recorded under IFRS was eliminated.

The difference between asset retirement obligation and net asset capitalized between IFRS and U.S. GAAP consist of the following:

CHF in millions	2006	2005	2004

Net asset capitalized under IFRS	43	48	24
Retirement obligation under IFRS	(369)	(360)	(338)
Net liability under IFRS	(326)	(312)	(314)
Net asset capitalized under U.S. GAAP	39	45	19
Retirement obligation under U.S. GAAP	(356)	(346)	(325)
Net liability under U.S. GAAP	(317)	(301)	(306)

Difference	9	11	8

The difference between the components for site restoration expense between IFRS and U.S. GAAP consist of the following:

CHF in millions	2006	2005	2004

Operating expenses	—	—	(1)
Depreciation expense	6	7	8
Financial (income) expense	9	(12)	22
Total IFRS (income) expense	15	(5)	29
Operating expenses	—	—	(1)
Depreciation expense	6	6	6
Financial (income) expense	11	(14)	9
Total U.S. GAAP (income) expense	17	(8)	14

Difference	(2)	3	15

k)	Goodwill and other intangible assets

On December 20, 2006, Swisscom bought back a minority share of 25% in Swisscom Mobile from Vodafone. Under IFRS Swisscom recorded goodwill in the amount of CHF 3,693 million. Under U.S. GAAP the amount of goodwill is CHF 2,455 million. Refer to Note n for further information related to this transaction.

Under IFRS, CHF 106 million of amortization expense relating to goodwill was recognized in 2004. Under U.S. GAAP, goodwill was not amortized and this amount was therefore reversed. As described in note 2.10, Swisscom applied IFRS 3 “Business Combinations” starting in 2005 and, in accordance with IFRS 3, ceased goodwill amortization. Therefore there is no difference related to goodwill amortization in 2006 and 2005.

The U.S. GAAP adjustment that impacts the balance sheet consists of the following:

CHF in millions	2006	2005	2004

Reversal of other goodwill amortization	117	117	117

Effect on shareholders’ equity	117	117	117

The changes in the carrying amount of goodwill for the year ended December 31, 2006 are as follows:

CHF in millions	Total

January 1, 2006	433
Additions from acquisition of subsidiaries	165
Additions from acquisition of minority interests	2,455
Purchase price adjustments	(10)
Translation adjustments	6
December 31, 2006	3,049

Swisscom’s intangible assets that are subject to amortization, the amortization expense in 2006 and the expected amortization expense for the 5 years ended December 31, 2011 are summarized below:

	Gross carrying	Accumulated
CHF in millions	amount	Amortization

Amortized intangible assets:

At December 31, 2006
Customer relationship	1,653	—
Internally developed software	306	(250)
Other	678	(322)

Total	2,637	(572)

Aggregate amortization expense:
For year ended December 31, 2006		155

Estimated amortization expense:
For year ended December 31, 2007		389
For year ended December 31, 2008		347
For year ended December 31, 2009		285
For year ended December 31, 2010		264
For year ended December 31, 2011		262

l)	Sale and leaseback transaction

In March 2001 Swisscom entered into two master agreements for the sale of real estate. At the same time Swisscom entered into agreements to lease back part of the sold property space. The gain on the sale of the properties after transaction costs of CHF 105 million and including the reversal of environmental provisions, was CHF 807 million under IFRS.

A number of the leaseback agreements are accounted for as finance leases under IFRS and the gain on the sale of these properties of CHF 129 million is deferred and released to income over the individual lease terms. The remaining gain of CHF 678 million represents the gain on the sale of buildings which were sold outright and the gain on the sale of land and buildings which qualify as operating leases under IFRS. Under IFRS, the gain on a leaseback accounted for as an operating lease is recognized immediately. Under U.S. GAAP, in general the gain is deferred and amortized over the lease term. If the lease back was minor, the gain was immediately recognized. In addition, certain of the agreements did not qualify as sale and leaseback accounting under U.S. GAAP because of continuing involvement in the form of purchase options. These transactions are accounted for under the finance method and the sales proceeds are reported as a financing obligation and the properties remain on the balance sheet and continue to be depreciated as in the past. The lease payments are split between interest and amortization of the obligation.

The differences are the following:

CHF in millions	2006	2005	2004

Amounts recorded in the balance sheet under IFRS:
Property, plant and equipment	437	451	466
Deferred gain	(116)	(118)	(120)
Finance lease obligation	(475)	(482)	(488)
Total under IFRS	(154)	(149)	(142)
Amounts recorded in the balance sheet under U.S. GAAP:
Property, plant and equipment	359	375	392
Deferred gain	(144)	(164)	(192)
Finance obligation/Capital lease obligation	(649)	(657)	(668)
Total under U.S. GAAP	(434)	(446)	(468)

Difference on balance sheet items	(280)	(297)	(326)

Differences on income statement items:
Gain released under U.S. GAAP	18	26	25
Depreciation expense	(2)	(2)	(2)
Interest expense	(8)	(8)	(11)
Rental expense	9	13	12

Total difference in income statement	17	29	24

Under IFRS, for the buildings qualifying as finance leases, when the transaction was first recorded in March 2001, Swisscom adjusted the carrying value of the fixed assets to the selling price, increasing the carrying value by the gain of CHF 129 million. The increase in the value of the asset is deferred and is included within other long-term liabilities. Under U.S. GAAP, for the transactions accounted for under the finance method, Swisscom has netted the deferred gain against the asset. As a result, property, plant and equipment was reduced by CHF 78 million, CHF 76 million and CHF 74 million in 2006, 2005 and 2004, respectively.

Swisscom deferred an additional CHF 298 million under U.S. GAAP, of which CHF 18 million was released in 2006, CHF 26 million in 2005, and CHF 25 million in 2004.

m)	Onerous Contracts

Under IFRS, Swisscom recorded a provision for onerous contracts of CHF 11 million, CHF 16 million and CHF 10 million at December 31, 2006, 2005 and 2004, respectively, related to certain rental agreements. Under U.S. GAAP, the conditions of FAS 146 Accounting for Costs Associated with Exit or Disposal Activities were not met at December 31, 2006, 2005 or 2004 and the provisions were reversed.

n)	Acquisition of 25% share in Swisscom Mobile

As described in Note 29, Swisscom reacquired a 25% share in Swisscom Mobile on December 20, 2006. Under IFRS, acquisitions of minority interests in consolidated subsidiaries are accounted for using the purchase method. If the acquisition cost is higher than the respective carrying value of the minority interests at the date of the acquisition, the difference is allocated to goodwill. Swisscom continues to consolidate this subsidiary using the carrying amounts before the acquisition.

Under U.S. GAAP, Swisscom determined provisionally the fair value of the identified assets and liabilities of Swisscom Mobile and recorded 25% pro rata portion of adjustments to the carrying value of the minority interest in accordance with SFAS 141 “Business Combinations” which resulted in the following adjustments:

CHF in millions	Adjustment 100%	25%pro rata portion	Impact on Goodwill

Goodwill under IFRS			3,693
Fair value adjustment property, plant and equipment	(239)	(60)	60
Fair value adjustment customer relationship	6,611	1,653	(1,653)
Tax effect of fair value adjustments	(1,420)	(355)	355

Goodwill under U.S. GAAP			2,455

At the time the financial statements were prepared, Swisscom was not in a position to finalize the purchase price allocation for this transaction. The goodwill recorded is not deductible for tax purposes.
From January 1, 2007 intangible assets related to customer relationships will be amortized over a period of 5 years for prepaid customers and 9 years for post-paid customers.
The unaudited pro forma combined historical results, under U.S. GAAP, as if the 25% share in Swisscom Mobile had been acquired on January 1, 2005 and 2006, respectively, are estimated to be:

CHF in millions, expect earnings per share amounts (unaudited)	2006	2005

Net income	1,655	2,412
Basic and diluted earnings per share:
Earnings from continuing operations	29.27	35.91
Earnings from discontinued operations	0.65	4.40

Net income	29.92	40.31

The pro forma results primarily include amortization of intangible assets related to customer relationships, interest expense on debt issued related to the acquisition of the minority interest in Swisscom Mobile and the result attributable to minority interests (the impact of other acquisitions completed during 2006 has not been included as the amounts are inconsequential). The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each of the fiscal periods presented, nor are they necessarily indicative of future consolidated results.

o)	Share buyback

As described in Note 30, in September 2006, Swisscom acquired 4,916,618 of its own shares or 8% of total shares issued as part of a share buyback scheme for an amount of CHF 2.2 billion. Put options were assigned to shareholders free of charge for each share held. 23 put options entitled the bearer to sell two registered shares for CHF 450 gross or CHF 292.85 net of 35% withholding tax per registered share.

Under IFRS, in accordance with IAS 32 “Financial Instruments: Presentation,” Swisscom recognized the value of the shares to be acquired as a liability upon issuance of the put options. Under U.S. GAAP, Swisscom applied SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” (“SFAS 150”). In accordance with SFAS 150, Swisscom recognized the fair value of the put options on the date the options were granted as a liability and recorded the change in fair value of CHF 17 million from that date to the exercise date in the income statement.

p)	Income taxes

Under U.S. GAAP, income before taxes and minority interest on continuing operations consists of the following:

CHF in millions	2006	2005	2004

Switzerland	2,293	2,843	2,823
Foreign	28	84	(92)

Total	2,321	2,927	2,731

Under U.S. GAAP, income tax expenses would be allocated as follows:

CHF in millions	2006	2005	2004

Current
Switzerland	483	425	460
Foreign	—	—	1
Total current	483	425	461

Deferred
Switzerland	(20)	112	(49)
Foreign	(1)	—	—
Total deferred	(21)	112	(49)

Total income taxes	462	537	412

The components of deferred taxes under U.S. GAAP at December 31, 2006, 2005 and 2004 are presented below:

CHF in millions	2006	2005	2004

Deferred tax asset:
Current liabilities	—	—	30
Accrued pension cost	278	228	195
Other current and non current assets	57	79	65
Tax losses	114	76	126
Less: valuation allowance	(83)	(51)	(50)
Total deferred tax asset	366	332	366

Deferred tax liabilities:
Property, plant and equipment[1]	(256)	(288)	(282)
Intangible assets[1]	(439)	(58)	(35)
Other current and non-current assets	(2)	(43)	(31)
Total deferred tax liabilities	(697)	(389)	(348)

Net deferred tax asset (liability) under U.S. GAAP	(331)	(57)	18
Net deferred tax liability under IFRS	(257)	(277)	(146)
Difference	(74)	220	164
Tax effect related to intangible assets. See Note n.	355	—	—

Total difference	281	220	164

[1]	Including tax benefit and tax liability of CHF 13 million and CHF 368 million for property, plant and equipment and intangible assets, respectively, related to fair value adjustments. See Note N.

The components of income tax expense are:
Current tax expense	483	425	461
Deferred tax expense (benefit)	(21)	112	(49)
Income tax expense under U.S. GAAP	462	537	412
Total income tax expense under IFRS	462	535	394
Difference continuing operations	—	(2)	(18)

Current tax expense	—	—	20
Deferred tax benefit	—	—	(2)
Income tax expense under U.S. GAAP	—	—	18
Total income tax expense under IFRS	—	—	30
Difference discontinued operations	—	—	12

Total difference	—	(2)	(6)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax authority. The valuation allowance recorded relates primarily to accumulated tax losses generated by one of Swisscom’s start-up businesses, the losses of which can not be offset against Swisscom’s other profitable operations. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet at December 31, 2006:

CHF in millions	2006	2005	2004

Deferred tax assets (current)	10	52	125
Deferred tax assets (non-current)	327	196	90
Deferred tax liabilities (current)	(4)	(11)	(2)
Deferred tax liabilities (non-current)	(664)	(294)	(195)

Net deferred tax asset (liability) under U.S. GAAP	(331)	(57)	18

Other Disclosures
Antenna Hungária

As described in Note 4, Swisscom acquired a 75% interest in Antenna Hungária in October 2005 and the remaining 25% in the first quarter of 2006. Under IFRS, Swisscom reflected this transaction as if it had acquired 100% of Antenna Hungária at December 31, 2005 and recognized a liability of CHF 104 million for the amount paid in 2006. Under U.S. GAAP, Swisscom would have reflected this transaction as acquiring a 75% interest and the increase in the historical values would have been limited to 75% of the fair values. Accordingly, under U.S. GAAP, Swisscom would not have recognized the liability for CHF 104 million, and would have recognized 25% of the net assets of Antenna Hungária at its historical book value as a minority interest of CHF 37 million.
As of December 31, 2005, the adjustment to reduce the fair value of the acquired assets to 75% would have been as follows:

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
Betty Holding AG

As described in Note 4, Swisscom acquired a 100% share of the voting rights and 65% of the share capital of Betty Holding AG in September 2006. The sellers are entitled to sell their non-voting shares to Swisscom at a fixed price of CHF 8 million by the end of 2007. Under IFRS, Swisscom reflected this transaction as if it had acquired 100% of Betty Holding AG and recognized a liability of CHF 8 million for the deferred purchase price. Under U.S. GAAP, Swisscom would have reflected this transaction as acquiring a 65% interest and the increase in the historical values would have been limited to 65% of the fair values. Accordingly, under U.S. GAAP, Swisscom would not have recognized the liability for CHF 8 million, and would have recognized 35% of the net assets of Betty at its historical book value as a minority interest of CHF 2 million. The adjustment to reduce the fair value of the acquired assets to 65% would have been CHF 6 million.
Comit

As described in Note 4, Swisscom acquired a 100% interest in Comit in January 2006. A portion of the purchase price, CHF 22 million, was deferred and recorded as financial liability under IFRS. The deferred purchase price includes consideration of CHF 18 million that is contingent on future events, such as reaching certain earnings targets. Under U.S. GAAP, the contingent consideration should not be recognized as liability until the contingency is resolved and the consideration is issued or becomes issuable. The adjustment to reflect this difference would have been a reduction of financial liabilities and goodwill of CHF 18 million.
Valuation and Qualifying Accounts

Presented below is a schedule of valuation and qualifying accounts determined using balances in accordance with IFRS:

		Allowance for bad	Termination
CHF in millions	Restructuring	and doubtful debts	benefits

Liability at January 1, 2004	7	186	117
Amounts written off	—	(49)	—
Increase in provision	—	31	42
Cash payments	(2)	—	(69)
Liability at December 31, 2004	5	168	90
Amounts written off	(4)	(48)	(15)
Increase in provision	—	38	50
Cash payments	(1)	—	(52)
Liability at December 31, 2005	—	158	73
Amounts written off	—	(42)	(33)
Increase in provision	—	33	43
Cash payments	—	—	(25)

Liability at December 31, 2006	—	149	58

Effect of new accounting pronouncements:
International Financial Reporting Standards
For further information on new standards and amendments to published International Financial Reporting Standards (IFRS) see Note 2.25.
U.S. GAAP
The following are U.S. GAAP accounting standards that have been recently issued and not yet adopted, as well as standards which became effective and were adopted by Swisscom during the current year.
In December 2004, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 123R (revised 2004), Share-Based Payments. The statement requires the measurement and recognition of the cost of employee services received in exchange for an award of equity instruments based on fair value of the award at the grant-date. The cost is recognized over the period during which an employee is required to provide service in exchange for the award. The standard supersedes APB 25, Accounting for Stock Issued to Employees, and prohibits the use of the “intrinsic value” method of accounting for share-based payment transactions. Swisscom previously accounted for share-based payments in accordance with SFAS 123 “Accounting for Stock-Based Compensation”, and there was no impact on Swisscom’s consolidated financial statements as a result of the adoption of SFAS 123R on January 1, 2006.
In September 2006, the SEC issued Staff Accounting Bulletin (SAB) 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements. SAB 108 puts forward a single quantification framework, the dual approach, to be used by all public companies in the quantification of identified misstatements. The dual approach requires consideration of the impact of misstatements on both the income statement (“the rollover method”) and the balance sheet (“the iron-curtain method”). There was no impact on Swisscom’s consolidated financial statements as a result of the adoption of SAB 108 on December 31, 2006.
In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements 87, 88, 106 and 132 (R). SFAS 158 requires balance sheet recognition of the funded status of single-employer defined benefit pension schemes. The funded status is measured as the difference between the plan assets at fair value and the projected benefit obligation. Actuarial gains and losses, prior service costs and credits, and transition obligations that have not been recognized as of the end of the fiscal year are recognized along with the amounts required to recognize the additional minimum liability, net of tax, as components of accumulated other comprehensive income. Other comprehensive income is then adjusted as these amounts are subsequently recognized as components of net periodic pension cost. SFAS 158 also requires the employer to align the measurement date for plan assets and benefit obligations with the employer’s fiscal year-end. The impact resulting from the adoption of SFAS 158 is detailed above in Note 43.b.
In June 2006, the FASB issued FASB Interpretation (FIN) 48, Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS 109, Accounting for Income Taxes, to create a single model to address accounting for uncertainty in tax positions taken or expected to be taken in a tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained, based solely on its technical merits. Swisscom will adopt FIN 48 as of January 1, 2007. The cumulative effect of adoption FIN 48 will be recorded in equity. Swisscom is currently evaluating the impact, if any, that the adoption of FIN 48 will have on its consolidated financial statements.
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This Statement applies to other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. Swisscom will adopt this Statement beginning January 1, 2008.
In September 2006 the Emerging Issues Task Force published EITF 06-2 Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43. This Issue addresses the recognition of employee benefits in the form of a compensated absence known as a sabbatical leave. Swisscom will adopt EITF 06-2 beginning January 1, 2007. The adoption of this Statement is not expected to have a material impact on Swisscom’s consolidated financial statements.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB No. 115. SFAS 159 permits entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. Swisscom will apply this Statement for annual periods beginning on January 1, 2008. Swisscom is currently evaluating the potential impact that the adoption of SFAS 159 will have on its consolidated financial statements.

ITEM 19: EXHIBITS
Index to Exhibits

Exhibit 1	Articles of Incorporation (Statuten) in English translation. Article 3.1.1 was amended on April 25, 2006.

Exhibit 8	Subsidiaries: See Note 41 to the consolidated financial statements

Exhibit 12	Certifications pursuant to Section 302 of Sarbanes-Oxley Act of 2002

Exhibit 13	Certifications pursuant to Section 906 of Sarbanes-Oxley Act of 2002

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
(Registrant)

By:	/s/ Mario Rossi Mario Rossi
Chief Financial Officer
Date: April 20, 2007